Form 20-F
period 2002-12-31
RETALIX LTD
filed 2003-06-26
CIK 1064060

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ……. to …….

Commission file No.333-8948

RETALIX LTD.
(Exact name of registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

10 ZARHIN STREET, RAANANA 43000, ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the act:

Not Applicable

Securities registered or to be registered pursuant to section 12(g) of the act:

Ordinary Shares, nominal value NIS 1.0 par value per share

Securities for which there is a reporting obligation pursuant to section 15(d) of the act:

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

11,993,404 Ordinary Shares, nominal value NIS 1.0 par value per share

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days:

YES  x           NO

Indicate by checkmark which financial statements the registrant has elected to follow:

ITEM 17                      ITEM 18 X

TABLE OF CONTENTS

		Page

PART I

	Item 1. IDENTITY OF DIRECTORS, SENIOR OFFICERS AND ADVISERS	5

	Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5

	Item 3. KEY INFORMATION	6-16

	A. Selected Financial Data	6-7

	B. Capitalization and Indebtedness	7

	C. Reasons for the Offer and Use of Proceeds.	7

	D. Risk Factors.	7-16

	Item 4. INFORMATION ON THE COMPANY	16-30

	A. History and Development of the Company.	16-20

	B. Business Overview.	20

	C. Organizational Structure	29

	D. Property, Plants and Equipment	29-30

	Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30-50

	A. Operating Results.	39-45

	B. Liquidity and Capital Resources.	45-47

	C. Research and Development, Patents and Licenses	49

	D. Trend Information.	50

	Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50-58

	A. Directors and Senior Management.	50-52

	B. Compensation.	52-53

	C. Board Practices.	53-55

	D. Employees.	55-56

	E. Share Ownership.	56-58

	Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58-59

	A. Major Shareholders.	58-59

	B. Related Party Transactions	59

	C. Interests of Expert and Counsel.	59

	Item 8. FINANCIAL INFORMATION	59-60

	A. Consolidated Statements and Other Financial Information.	59-60

	B. Significant Changes .	60

	Item 9. THE OFFER AND LISTING	60-62

	A. Offer and Listing Details.	60-61

	B. Plan of Distribution.	62

	C. Markets.	62

	D. Selling Shareholders.	62

	E. Dilution.	62

	F. Expenses of the Issue.	62

	Item 10. ADDITIONAL INFORMATION	62-78

	A. Share Capital.	62

	B. Memorandum and Articles of Association.	62-67

	C. Material Contracts.	68

	D. Exchange Controls.	68

	E. Taxation	68-77

	F. Dividends and Paying Agents.	77

	G. Statement by Experts.	77

	H. Documents on Display.	77

	I. Subsidiary Information	77

	Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78-79

	Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	79

PART II
	Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	80

	Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	80

	Item 15. CONTROLS AND PROCEDURES	80

	Item 16. Reserved	80

Item 17. FINANCIAL STATEMENTS	80

Item 18. FINANCIAL STATEMENTS	80

Item 19. EXHIBITS	81

PART I

            Unless the context otherwise requires, all references in this annual report to “Retalix,” “us,” “we,” and “our” refer to Retalix Ltd.

            Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States.  All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.  On June 25, 2003, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.358 to $1.00.

            Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws.  Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those  in these statements.  Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements. The selected consolidated statement of income data set forth below with respect to the fiscal years ended December 31, 1998 and 1999, and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements that were jointly audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, a company limited by guarantee in England and Wales, and Rosenblum-Holtzman, independent certified public accountants in Israel. In addition, the selected consolidated statement of income data set forth below with respect to the years ended December 31, 2000, 2001, and 2002 and the selected consolidated balance sheet data as of December 31, 2000,  2001, and 2002 have been derived from our audited consolidated financial statements that were audited by Kesselman & Kesselman. The selected consolidated financial data set forth below should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and notes to those statements for the years 2000, 2001 and 2002 included elsewhere in this form 20-F.  Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(in thousands, except per share data)
Consolidated statement of income data

Revenues:
Product sales	$10,267	$15,748	$22,457	$34,333	$47,280
Services and projects	6,365	9,058	13,613	24,953	29,173

Total revenues	16,632	24,806	36,070	59,286	76,453

Cost of revenues:
Cost of product sales	1,045	2,541	4,916	7,135	11,970
Cost of services and projects	2,531	3,343	4,328	8,831	10,202

Total cost of revenues	3,576	5,884	9,244	15,966	22,172

Gross profit	13,056	18,922	26,826	43,320	54,281

Operating income (expenses):
Research and development expenses, net	(3,617)	(5,202)	(12,063)	(14,571)	(17,036)
Sales and marketing expenses, net	(2,625)	(4,795)	(9,864)	(14,506)	(18,111)
General and administrative expenses	(2,213)	(3,295)	(6,881)	(12,063)	(12,516)
Other general income (expenses)	—	(35)	20	17	1,043

Total operating expenses	8,455	13,327	28,788	41,123	46,620

Income (loss) from operations	4,601	5,595	(1,962)	2,197	7,661

Financial income (expenses), net	419	1,162	140	(365)	(499)
Gain arising from issuance of shares by a subsidiary	—	—	—	3,215	—
Other expenses	—	—	—	(501)	—

Income (loss) before income taxes	5,020	6,757	(1,822)	4,546	7,162
Taxes on income	1,032	1,484	124	706	2,103
Share in losses of an associated company	—	(67)	—	—	—

Income (loss) before minority interests	3,988	5,206	(1,946)	3,840	5,059
Minority interest in losses of subsidiaries	127	156	145	205	574

Net income (loss)	$4,115	$5,362	$(1,801)	$4,045	$5,633

Earnings (loss) per share -
Basic	$0.42	$0.50	$(0.16)	$0.35	$0.47

Diluted	$0.42	$0.49	$(0.16)	$0.33	$0.45

Weighted average number of shares used in computation(1):
Basic	9,641	10,796	10,916	11,472	11,902
Diluted	9,731	11,046	10,916	12,153	12,395

	December 31,

	1998	1999	2000	2001	2002

	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$11,164	$15,195	$14,546	$9,200	$28,410
Working capital	24,859	26,209	28,989	31,072	29,487
Total assets	34,627	45,662	72,942	86,783	94,774
Shareholders’ equity	27,867	33,331	41,829	49,060	56,737

(1)

See Note 14d of the notes to our consolidated financial statements for the fiscal year ended December 31, 2002, attached to this annual report, and which are incorporated by reference herein, for a discussion of the shares used to compute net income per share for the years ended December 31, 2000, 2001 and 2002.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully the risks described below together with all of the other information included in or incorporated by reference into this annual report.  If any one or some combination of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.  In these circumstances, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related To Our BusinessThe general deterioration of the economy worldwide could have a material adverse effect on our results of operations.

The general deterioration of the economy worldwide resulted in a curtailment of capital investment by our existing and potential customers.  The attacks on the United States on September 11, 2001 caused a further decline in the global economy.  As a result, many companies, including our current and potential customers, have indicated that they plan to postpone or decrease further capital investment.  A continued decline in capital expenditures by our existing and potential customers would reduce our sales and could result in pressure on our product prices, each of which would have a material adverse effect on our operating results.

Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control.  These factors include, among others:

•	the size, timing, terms and fluctuations of customer orders and rollout schedules;

•	the long sales cycle associated with certain of our software products;

•	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

•	changes in pricing by us or our competitors;

•	the timing and amount of orders from companies that sell our products through our indirect distribution channel;

•	the uncertainty regarding the adoption of our current and future products, including our relatively new ASP and e-market applications;

•	technical difficulties with respect to the use of software solutions and services developed by us; and

•	seasonality in customer purchasing and deployment patterns.

Based upon these and other factors, our quarterly operating results could fluctuate significantly in the future, and previous quarterly results of operations may not be meaningful as a predictor of future quarterly operating results.  As a result, comparisons of these results should not be relied upon as indications of future performance.

Sales to a few customers represent a significant portion of our revenues, and the loss of or a significant reduction in sales to these customers could significantly reduce our revenues.

Two of our customers accounted during 2002 for more then 5% of our revenues. We cannot assure you that these customers will maintain their current level of purchases.  We anticipate that sales of our software products to both of these customers will continue to contribute materially to our revenues in the foreseeable future.  Our dependence on these customers means that their loss as customers or a significant reduction in either of their purchases could significantly reduce our revenues.

Our failure to integrate businesses that we acquire could disrupt our business and harm our financial condition.

We plan to make future strategic acquisitions of complementary companies, products or technologies. These acquisitions could disrupt our business and dilute your holdings in us.  Acquisitions involve numerous risks, including:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire, and this could harm our business and operating results.  In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition.

The markets in which we sell our products and services are competitive and increased competition could cause us to lose market share, reduce our revenues and adversely affect our operating results.

The market for retail food information systems is highly competitive.  A number of companies offer competitive products that address our target markets.  In addition, we believe that new market entrants may attempt to develop retail food automation systems.  We recently began to roll-out our e-marketplace initiatives.  Because there are relatively low barriers to entry in the e-marketplace arena, competition from other established and emerging companies may develop in the future.  Some of our existing competitors have greater financial, technical and marketing resources than we have.  As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products.  Additional competitors may enter the market, and we are likely to compete with new companies in the future.  We expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors.  As a result, competitive pressures could cause us to lose market share, and require us to reduce our prices and profit margins.  This could cause a decline in our revenues and adversely affect our operating results.

We are dependent upon third parties, some of whom compete with us, for the marketing, distribution and promotion of our software products, and their failure to market and distribute our products could adversely affect our revenues.

Our marketing and distribution strategies rely in part on our ability to form long-term relationships and maintain existing relationships with our distributors.  Our distributors may not devote sufficient resources, if any, to market and promote our software solutions.  To date, we have entered into distribution agreements with Fujitsu Transaction Solutions, Inc., or Fujitsu, NCR Corporation, or NCR, and Wincor-Nixdorf, who are also our competitors.  There is nothing preventing any of these distributors from pursuing alternative technologies or products that may compete with our software solutions.  Outside the United States, Fujitsu sells both our competitors’ and its own products and Wincor-Nixdorf sells competing products worldwide.  Similarly, NCR competes with us both inside and outside the United States.  In the United States, NCR sells RCS’s ScanMaster Software product, as well as their own software products, and Fujitsu sells the StoreLine product under the brand name ISS45, through its indirect dealer channel.  Our agreements with Fujitsu and Wincor-Nixdorf do not contain any firm commitment to purchase any minimum amount of our software products.

As our agreements with these distributors terminate or expire, our revenues could be adversely affected.  We may be unable to renew these agreements at prior sales level.  We may be unable to generate sales to new or existing customers to replace the revenues that would be lost under these agreements.  The failure, for any reason, of our current distributors to successfully promote, market and deliver our software solutions could also decrease our revenues and harm our results of operations.

In addition, we must train our distributors to use our software solutions effectively.  Our failure to adequately train our distributors could result in lower sales of our products by our distributors and could require us to use additional resources and employees to service our customers.

The long sales cycle for certain of our products could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us.  Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers.  As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products.  This evaluation process is frequently lengthy and can range from two months to one year or more.   Even after this evaluation process, a potential customer may not purchase our products.  In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months.  The implementation process is also subject to delay.  We cannot control these delays.  As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue.  These factors could cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

Our ASP business is unproven and, if unsuccessful, could adversely affect our growth.

We recently introduced our ASP application and began offering our head- and back-office applications via the Internet to small chains and single store retailers.  These applications have not been traditionally used by smaller retailers and if they do not adopt them, our ASP initiatives may not succeed.  We have recently begun charging users of our ASP services a subscription fee for reporting and analysis services.  In the future, we will charge them a fee for additional services.  We cannot be assured that these users will accept our pricing model.  In addition, as the number of users of our ASP services increase, we may not be able to successfully scale our services.  If we are unsuccessful in selling and marketing our ASP services to these retailers, our revenues could be harmed.

We have incurred significant research and development expenses in connection with the development of our ASP initiatives.  If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred and expect to incur in the further development of these initiatives. Any delay in or failure of the development of significant demand for our ASP services could cause our new business initiatives to fail.  Even if significant demand does develop for our ASP services, the growth of our ASP services may erode parts of existing software sales revenue.  This could lead to little or no new revenue growth.

Our e-market applications business model is unproven and, if unsuccessful, our business could be harmed.

The success of our e-market applications is dependent on a number of factors.  In order for us to establish an e-marketplace, our ASP initiatives will need to generate a community sufficiently large to support such a marketplace.  If we are unable to attract such community, we believe that we will be unsuccessful in creating e-marketplaces.  Even if we successfully establish such a community, we may not be able to establish an e-marketplace without partnering with strategic players in the supply chain arena.  We cannot assure you that we will be able to establish such partnerships on terms that are commercially favorable to us, if at all.  Even if we establish successful strategic partnerships, we will need to attract wholesalers and suppliers to our e-marketplaces.  We cannot assure you that wholesalers and suppliers will choose to participate in our e-marketplaces.  In addition, this is a new and unproven business model, and we cannot assure you that potential users of the e-market applications will use them.  If we are unsuccessful in establishing these e-market applications or if we are unable to generate transaction fees from them, our business and operating results could be harmed.

Disruption of our ASP servers due to security breaches and system failures could harm our business and result in the loss of customers.

Our infrastructure is vulnerable to security breaches, computer viruses or similar disruptive problems.  These systems are also subject to telecommunications failures, power loss and various other system failures.  Any of these occurrences, whether intentional or accidental, could lead to interruptions or disruptions in the general operation or our business.  In addition, any of these occurrences could also lead to interruptions, delays or cessation of operation of our ASP servers, which provide access to and distribution of many of our enterprise software solutions, products and services.  As a result, providing unimpeded access to our ASP servers is critical to servicing our customers and providing superior customer service.  Our inability to provide continuous access to our ASP servers could cause some of our customers to discontinue subscribing to our ASP and e-market applications and harm our business reputation.

We could be exposed to possible liability for supplying inaccurate information to our customers.

The information provided in our exchanges and on our ASP servers could contain inaccuracies that our customers may not accept and we could face liability for information that we supply to our customers or third parties if the information is inaccurate.  Dissatisfaction of the providers of this information or our customers with inaccuracies could materially adversely affect our ability to attract suppliers, new customers and retain existing customers.  In addition, we may face potential liability for inaccurate information under a variety of legal theories, including defamation, negligence, copyright or trademark infringement and other legal theories based upon the nature, publication or distribution of this information.  Claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims.  The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

We are undergoing rapid growth in the number of our employees, the size of our physical facilities and the scope of our operations, due, in part, to several acquisitions we made in 1999, 2000 and 2001.  For example, we had 178 employees on January 1, 1999 and 657 employees on December 31, 2002.  This rapid expansion has placed and is likely to continue to place a strain on our senior management team and other resources.  To be successful, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, research and development, finance, marketing and sales organizations.  Any failure to manage growth effectively could harm our business and operating results.

We are dependent on key personnel to manage our business, the loss of whom could negatively affect our business.

Our future success depends upon the continued services of our executive officers, and other key sales, marketing, manufacturing and support personnel.  In particular, we are dependent on the services of Barry Shaked, our President, Chief Executive Officer and Chairman of our Board of Directors. We do not have “key person” life insurance policies covering any of our employees.  Any loss of the services of Mr. Shaked, our executive officer or other key personnel could adversely affect our business.

If we are unable to attract, assimilate or retain qualified personnel, we may not be able to achieve our objectives.

Competition for highly-skilled engineers and sales and marketing personnel is intense in our industry, and we may not be successful in attracting, assimilating or retaining qualified engineers and sales and marketing personnel to fulfill our current or future needs.  This could adversely impact our ability to manufacture, sell and market our products.

If we are unable to scale our products across multiple enterprises to meet the demands of our customers, our business could be harmed.

As part of our strategy to sell our software products and services to small chains and single store food retailers, we recently rolled-out our ASP initiatives and we are in the process of adapting our software products to a browser-based environment in order to reduce the costs associated with our enterprise software solutions.  Although our software solutions are currently sold to small chains and single enterprises, we cannot assure you that we will be successful in adapting our software to scale across multiple enterprises.  The failure of our ASP service to support multiple enterprises could harm our business and operating results.

Our software products might not be compatible with all major hardware and software platforms, which could inhibit sales and harm our business.

We must continually modify and enhance our products to keep pace with changes in leading computer hardware and database technology as well as emerging technical standards in the software industry and changes in customer demands.  Any changes to hardware and software platforms and applications that our products work with could require us to modify our products and could cause us to delay releasing a product until the updated version of that hardware and software platform or application has been released.  As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications.  In 2001 and 2002, we modified our software products to work with Windows XP Embedded and Linux open source operating systems.  Many existing and potential customers have not yet acquired these operating systems and we cannot assure you that these modifications will be successful.

Defects in our software products could diminish demand for our products, injure our reputation and reduce our operating results.

Our software products are complex and may contain errors that could be detected at any point in the life of the product.  We cannot assure you that despite testing by us, our distributors and our current and potential customers, errors will not be found in new products or releases after shipment.  This could result in the loss of revenues, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs.  If any of these were to occur, our business could be adversely affected and our stock price could fall.

In addition, if software errors or design defects in our products cause damage to our customers’ data and our agreements do not protect us from related product liability claims, our business could be harmed.  Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate.  Because our products are generally used in systems with other vendors’ products, they must integrate successfully with these existing systems.  System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses.

Necessary licenses of third-party technology may not be available to us or could be more costly than anticipated, which could adversely affect our ability to manufacture and sell our products.

We rely on certain technologies that we license from third parties, including certain third-party software that may not be available to us in the future on commercially reasonable terms or at all.  Our loss of, or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more costly, of lower quality or performance or force us to cease offering our product or service.  Any of these results could seriously harm our ability to manufacture and sell our products.

In the event that we need additional capital required to grow our business, we may be unable to obtain it.

We may need to raise additional capital in the future and we cannot be certain that we would be able to obtain additional financing on favorable terms, if at all.  If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, progress our ASP initiatives, take advantage of future opportunities or respond to competitive pressure.  This could seriously harm our business.

Antitrust scrutiny of e-marketplace initiatives may adversely affect our business.

The establishment and operation of e-marketplace initiatives may raise issues under various countries’ antitrust laws.  To the extent that antitrust regulators take adverse action with respect to business-to-business e-commerce exchanges or establish rules or regulations governing these exchanges, or that there is a perception that regulators may do any of the foregoing, the establishment and growth of our e-marketplace initiatives may be delayed.

Because we operate in international markets, we are subject to additional risks.

We currently sell our software products and ASP services in a number of countries and we intend to enter additional geographic markets.  Our business is subject to risks, which often characterize international markets, including:

•	potentially weak protection of intellectual property rights;

•	economic and political instability;

•	import or export licensing requirements;

•	trade restrictions;

•	difficulties in collecting accounts receivable;

•	longer payment cycles;

•	unexpected changes in regulatory requirements and tariffs;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

•	fluctuations in exchange rates; and

•	potentially adverse tax consequences.

Our business and operating results could be harmed if we fail to protect and enforce our intellectual property rights.

We currently have no patents or patent applications pending.  We rely on a combination of trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.  The laws of some countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights, increasing the possibility of piracy of our technology and products.  Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology.  Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology.

It may be necessary to litigate to enforce our copyrights and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.  Such litigation can be time consuming, distracting to management, expensive and difficult to predict.  Our failure to protect or enforce our intellectual property could have an adverse effect on our business and results of operation.

Risks Related To Our Location In Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products.  Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

Two of our executive officers and the majority of our male employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual’s age and prior position in the army.  In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for significant periods of one or more of our executive officers, key employees or a significant number of other employees because of military service.  Any disruption in our operations as the result of military service by key personnel could harm our business.

Because some of our financial assets and liabilities are denominated in non U.S. dollar currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro, and due to the fact that our financial results are measured in U.S. dollars, our results of operations could be harmed, as a result of strengthening or weakening of the U.S. dollar compared to these other currencies or if the rate of inflation in Israel will increase in the future.

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies but some of our expenses such as salaries or hardware costs are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro. As a result, some of our financial liabilities are denominated in these currencies.

In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time our non-dollar assets are not totally offset by non-dollar liabilities. Due to the fact that our financial results are measured in U.S. dollars, our results could be harmed as a result of strengthening or weakening of the U.S. dollar compared to these other currencies. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from material adverse effects due to a variety of factors such as the impact of inflation in Israel.

Since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar.  Any increase in the rate of inflation in Israel will increase labor and other costs, which will increase the dollar cost of our operations in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar.  In addition to our operations in Israel, we are expanding our international operations.  Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies.

We currently participate in or receive tax benefits from government programs.  These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future.

We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 that are designated as “Approved Enterprises.”  To maintain our eligibility for these tax benefits, we must continue to meet several conditions, including among others, making required investments in fixed assets.  If we fail to comply with these conditions in the future, the tax benefits we received could be cancelled.  The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future These tax benefits may not continue in the future at their current levels or at any level.  From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs.  These requests might not be approved. In addition, according to the Law for Encouragement of Capital Investments, 1959, only programs submitted until December 31, 2003, may be approved.  The termination or reduction of these tax benefits could harm our business and results of operations.

Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions.

We have received grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel.  According to Israeli law, any products developed with grants from the Office of the Chief Scientist, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 150% of the grants we received.  In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee.

It could be difficult to enforce a U.S. judgment against us, our officers and directors.

We are incorporated in the State of Israel.  A substantial number of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.

Provisions of Israeli Law could delay, prevent or make difficult a change of control, and therefore depress the price of our shares.

The Israeli Companies Law-1999, includes restrictions on mergers, like special voting requirements, the ability of creditors to seek court intervention to prevent a merger, and a mandatory waiting period.  In addition, under certain circumstances, the Companies Law requires that acquisitions be performed in compliance with tender offer regulations.  The Israeli Minister of Justice has adopted regulations which exempt from the majority of these tender offer regulations companies like us that were publicly traded outside of Israel and on a stock exchange in Israel prior to the effective date of the Companies Law.

In addition, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap

Risks Related to the Market for Our Ordinary Shares

Our stock price has fluctuated and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the price of shares of other technology companies, has been volatile.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	changes in pricing policies by us or our competitors;

•	general market conditions, and changes in market conditions in our industry; and

•	the general state of the securities market.

In addition, trading in shares of companies listed on the Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  The price levels of technology stocks traded on the Nasdaq National Market decreased significantly during 2001 and 2002.  These broad market and industry factors may depress our share price, regardless of our actual operating results.

Substantial future sales of our ordinary shares may depress our share price.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity or equity related securities in the future at a time and in a place we deem appropriate.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Both our legal and commercial name is Retalix Ltd.  During 1999, we changed our name from Point Of Sale Ltd. to our current name. We were incorporated on March 5, 1982, under the laws of the State of Israel.   We are domiciled in Israel.  Our legal form is a company limited by shares.  We operate under the laws of the State of Israel.  Our registered office is located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is +011 972-9-776-6677.

We provide integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. Our products are designed to capture, analyze and rapidly disseminate mission-critical information, thereby enabling food retailers to increase operating efficiencies and respond rapidly to changing competitive market requirements and consumer preferences. Our solutions support a wide variety of essential retailing operations, including data capture and communications at the point-of-sale-terminal or checkout (post); fuel pump control and fuel sales management; front-office activities, such as cash management and credit authorizations; back-office activities, such as employee scheduling and inventory control; and enterprise-wide (host) activities, such as pricing strategy, supplier management, and data mining and analysis.  To date, our software products have been installed in more than 20,000 stores and quick service restaurants in 43 countries, serving more than 190,000 checkout lanes, including leading retailers such as Albertson’s, Publix and Costco in the USA and Tesco, J. Sainsbury, Delhaize and IKEA food services in Europe.

Since the inception of our business in 1982 and until 1995, our business activities were conducted solely through our company. Since 1995, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Some of our subsidiaries engage primarily in development, some act as sales and support centers for our products and the products of our subsidiaries, and some engage both in development and sales of their own products.

In the future, we plan to continue our expansion and acquisition strategies.  We will take advantage of our new scalable browser-based enterprise management and store back-office applications to establish new marketing opportunities by expanding our current offerings to the Tier 1 and Tier 2 grocery chains to include “thin” head-office and back-office applications and by offering a broad set of ASP applications to fulfill the needs of independent and small chain grocers.  We believe that the independent and small chain grocers are under increasing competitive pressure to avail themselves of sophisticated back-office and host applications, but cannot afford to acquire, host and manage them. We believe our established relationship with this market sector, many of whom already use our point-of-sale applications, and our history of developing and providing such applications to large food retailers, provide us with a competitive advantage over others who may try to enter this market.

We believe that offering existing products to the Tier 1 and Tier 2 market sectors will not only provide us with an additional source of revenue, but will also support continued growth in our point-of-sale software business as these markets adopt our browser-based applications.  Moreover, we believe these initiatives will provide us with a powerful mechanism to create communities of retailers sufficiently large to attract food suppliers and manufacturers.  We believe that the collaborative functionality provided by our applications enables food suppliers and manufacturers to become more efficient and reduce their supply chain management costs.

Acquisitions, joint ventures and investments during recent years

PalmPoint Ltd.

In March 1999, we acquired a majority interest in PalmPoint Ltd. (“PalmPoint”) for $250,000.  Under the acquisition agreement, we also loaned PalmPoint $150,000 for working capital.  PalmPoint is an Israeli company that engages in the development of software solutions for hand-held devices like Palm and PC pocket computers supporting in-store retail applications, which include ordering, receiving and inventory management.  These devices also provide applications for suppliers, which include pre-sales, van-sales and maintenance management.  According to an investment agreement signed on September 3, 2000 between us and the minority shareholders of Palm Point, which defines additional investments by the shareholders in Palm Point, we converted an inter-company account of $ 900,000 into share capital representing additional 32.12% of the shares of PalmPoint. As a result, we held 82.14% of the shares of Palm Point. The excess cost of investment, an amount of approximately $221,000 was attributed to goodwill.  In April 2001, we converted an additional inter-company account of  $ 450,000 into additional share capital representing 4.34% of the shares of PalmPoint. The excess cost was attributed to goodwill.

In September 2001, we converted an additional amount of $ 350,000 of an inter-company account for additional 2.16% of the shares of PalmPoint. As a result, we held 88.64% of the shares of PalmPoint. The acquisition was accounted for under the purchase method.  According to an additional agreement signed on October 1, 2001 between us and a minority shareholder of PalmPoint, we acquired additional shares of Palm Point from such shareholder. As a result, we held 93.18% of the shares of PalmPoint.

During 2002, we acquired from another minority shareholder additional shares in PalmPoint in consideration for the issuance by us of shares at a total value of approximately $66,000. As a result, we held 96.18% of the shares of PalmPoint.

During the first quarter of 2003, we acquired from the last minority shareholder the remaining minority interest shares and increased our holdings in PalmPoint to 100%, in consideration for the issuance by us of shares at a total value of approximately $138,000.

Tamar Industries M.R. Electronics (1985) Ltd. and StoreAlliance.com Ltd.

In September 1999, we acquired Tamar Industries M.R. Electronics (1985) Ltd. for approximately $1.7 million.  Tamar, which is based in Israel, develops and sells automated software solutions and technologies for check-out terminals and in-store management for independent food stores and small chains. At that time, Tamar held a 52% interest in StoreAlliance.com Ltd., which currently engages in the operation of our e-marketplace initiative in Israel.

In September 2000, we acquired the remaining shares of StoreAlliance.com, representing 48% of its outstanding share capital, in exchange for the issuance of 60,000 of our ordinary shares (partly issued in 2001) to the sellers, equal at the date of the agreement, to approximately $1,014,000.  The acquisition was accounted for under the purchase method. The excess cost of investment, an amount of approximately $1,013,000 was attributed to goodwill.  In December 2000, StoreAlliance.com signed an agreement with the Central Manufacturing Company for Soft Drinks (Coca Cola - Israel), providing for the issuance to Coca Cola – Israel of one-third of StoreAlliance.com’s shares, and the grant to Coca Cola - Israel of rights to use StoreAlliance.com’s special marketing and advertising channels.  Under this agreement, Coca Cola – Israel invested $3.5 million in StoreAlliance.com, in consideration for 33% of its outstanding shares.

In April 2001, StoreAlliance.com signed an agreement with Discount Investments Limited under which StoreAlliance.com will acquire from Discount Investments 100% of the shares of its subsidiary, TradaNet Electronic Commerce Services Ltd., in consideration for the issuance by StoreAlliance.com to Discount Investments of shares equivalent to 11.25% of its issued share capital. The excess cost of investment, an amount of approximately $1,205,000 was attributed to property and equipment and identified intangible assets to be amortized over their estimated useful life (seven years). In June 2001, Discount Investments acquired an additional 5% interest in StoreAlliance.com from Coca Cola – Israel.  Currently, we hold, directly and through Tamar, 59.17% of StoreAlliance.com’s outstanding shares.

In March 2002, StoreAlliance.com established IREX – Israeli Retail Exchange Ltd. (IREX). IREX intends to provide online collaboration services between large Israeli grocery chains and their suppliers.

In March 2003, StoreAlliance.com established Cell-Time Ltd. (Cell-Time) together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd (Dai).  Cell-Time is held equally by its three founders and is intended to operate a venture, which simplifies the sales and purchasing processes of pre-paid cellular air-time and other pre-paid products. In consideration for its share in Cell-Time, Dai has committed to invest  $1.25 million in the company of which $250,000 is conditional upon the company meeting certain predetermined business criteria. As of June 15, 2003, Dai invested $400,000.

Net Point Ltd.

In January 2000, we acquired an additional 14.16% of the shares of Net Point Ltd. for an aggregate purchase price of $ 112,500.  In June 2000, we acquired an additional 4.69% of the shares of Net Point for an aggregate purchase price of  $ 350,000. As a result, we then held 75.86% of Net Point’s outstanding shares. The excess cost of investment, an amount of approximately $311,000, was attributed to goodwill.  According to an agreement signed in 2001 between us and a minority shareholder of Net Point, we acquired additional shares of Net Point from such shareholder, and as a result we now hold 95% of Net Point’s outstanding shares.

C-StoreMatrix.com, Inc.

In August 2000, we entered into an agreement to establish C-StoreMatrix.com, Inc. together with i2 Technologies and the U.S. National Association of Convenience Stores (NACS).  C-StoreMatrix.com was intended to supply ASP services for the convenience store community in the United States.  We received 25% of the shares of C-StoreMatrix.com and granted C-StoreMatrix.com a non-exclusive, non transferable right to use our ASP technology, as well as our names, trademarks and service marks and those of our subsidiaries.  C-StoreMatrix.com ceased operations in 2001, before commencing any material operations. As a result, we wrote-off a $500,000 loan granted to C-StoreMatrix.com.

Retail Control Systems, Inc.

In September 2000, we acquired all of the shares of Retail Control Systems, Inc., or RCS, which is headquartered in Pittsburgh, Pennsylvania.  RCS designs, develops and sells a wide range of corporate and store level software solutions for the mid- and small-size independent supermarket sectors in the United States.  In connection with this acquisition, we issued 178,660 of our ordinary shares equal at the date of the transaction to approximately $4.56 million to the sellers and made a cash payment to the sellers of $4.14 million.  In addition we incurred related costs of approximately $0.3 million.  The excess cost of investment, an amount of approximately $7,716,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years). RCS, which is now operating as Retalix Pittsburgh, employs approximately 90 people in Pennsylvania, Ohio, Tennessee and Washington, provides affordable, integrated store- and host-level software solutions.  Its flagship product, RCS ScanMaster Solution Series, is a flexible retail checkout system built on Microsoft platforms.  ScanMaster is distributed primarily through NCR Corporation’s dealer channel.

Retalix (UK) Limited

During the second half of 2000, we established PointofSale (UK) Limited which engages in the distribution of our products (including our subsidiaries’ products) in European markets, and in performing maintenance and support services to our customers and our subsidiaries’ customers in these markets.

Kohav Orion Advertising and Information Ltd. and Orlan Orion Systems Ltd.

In September 2000, we acquired all of the shares of Kohav Orion Advertising and Information Ltd. and Orlan Orion Ltd., both Israeli companies, which engage in services, development and supply of products and applications in the area of management and control of proceeds in supermarket chains and independent retail grocery stores in Israel. In exchange for these acquisitions, we issued 18,560 of our shares to the sellers equal at the date of the transaction to approximately $464,000. These acquisitions were accounted for under the purchase method. The excess cost of investment, an amount of approximately $454,000 was attributed to goodwill of which $397,000 was also attributed to identified intangible assets to be amortized over their estimated useful life (six years).

Fujitsu Transaction Solutions Inc. (formerly- Fujitsu ICL Systems, Inc.)

In November 2000, we entered into an agreement with Fujitsu Transaction Solutions Inc. (formerly Fujitsu  ICL Systems Inc.), or Fujitsu, a distributor of our products to grocery chains in North America, Canada and South America, to acquire its direct sales activities relating to our products. In consideration for the acquired activities, we issued 209,836 of our ordinary shares to Fujitsu equal at the date of the transaction to approximately $3.92 million, and paid an additional $1.6 million in cash. The acquisitions was accounted for under the purchase method. The excess cost of investment, an amount of approximately $5,514,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years).

Retalix S.A. PTY Ltd.

During the first half of 2001, we established Retalix S.A. (PTY) Ltd., which is planed to engage in distributing our products in South Africa, and to perform maintenance and support services for our customers in this market. The company hasn’t yet commenced business operations.

Retalix Australia PTY Ltd.

During the second half of 2001, we established Retalix Australia PTY Ltd., which is planed to engage in distributing our products in Australia, and to perform maintenance and support services for our customers in this market. The company hasn’t yet commenced operations.

BASS Inc.

In September 2001, our wholly-owned subsidiary Retalix U.S.A Inc., acquired all of the outstanding shares of BASS Inc., or BASS, in consideration for 95,216 of our ordinary shares, reflecting at the date of the transaction a purchase price of $1,393,000. As part of the acquisition, we also paid the outstanding balance BASS under a shareholders loan in the amount of $550,000 by issuing an additional 37,594 of our ordinary shares to such shareholders. The excess cost of investment, an amount of approximately $5,484,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (three to five years).BASS, which is headquartered in Dayton Ohio, employs approximately 80 employees and is a provider of retail automation technology, primarily to tier 2 grocery operators in the United States.

StoreNext Retail Technologies LLC

In July 2002, we established StoreNext Retail Technologies LLC (StoreNext USA)together with Fujitsu Transaction Solutions Inc. StoreNext USA provides point-of-sale hardware and software as well as Internet-based store management solutions for independent grocers throughout North America. We currently hold 50.01% of the shares of StoreNext USA.

For more information regarding our recent acquisitions, see Note 2 of the notes to our consolidated financial statements attached to this annual report.

Principal capital expenditures

In June 1998, we purchased the rights of third parties in a long-term lease from the Israel Lands Authority, a government agency that regulates land in Israel, and approximately 2,300 square meters of office space in a building in Raanana, Israel, which houses our corporate headquarters.  Towards the end of 1999, we acquired the rights for an additional 1,200 square meters in the same building to accommodate new activities and the main operations of newly acquired subsidiaries. We have financed these acquisitions through long term loans secured partly by our interest in approximately 2,300 square meters of the Raanana property.  The remainder is currently secured by deposits and other liquid financial assets. During the last three years our capital expenditures were mostly attributable to computers, peripheral equipment and licenses, and software development tools. Among the more significant investments within this framework our new Customer Relationship Management system is notable. In addition we invested considerable amounts in office furniture and equipment as some of our operations relocated to new offices both in the United States and in Israel. Our owned car fleet has decreased significantly during the last three years as we move rapidly in this area to operational leasing.

B. Business Overview

We provide integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. Our products are designed to capture, analyze and rapidly disseminate mission-critical information, thereby enabling food retailers to increase operating efficiencies and respond rapidly to changing competitive market requirements and consumer preferences. Our solutions support a wide variety of essential retailing operations, including data capture and communications at the point-of-sale-terminal or checkout (post); fuel pump control and fuel sales management; front-office activities, such as cash management and credit authorizations; back-office activities, such as employee scheduling and inventory control; and enterprise-wide (host) activities, such as pricing strategy, supplier management, and data mining and analysis.  To date, our software products have been installed in more than 20,000 stores and quick service restaurants in 43 countries, serving more than 190,000 checkout lanes, including leading retailers such as Albertsons, Publix and Costco in the USA, and Tesco, Sainsbury’s, Delhaize and IKEA food services in Europe.

Over the past ten years, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies.  In the future, we plan to continue our expansion and acquisition strategies.  We will take advantage of our new scalable browser-based enterprise management and store back-office applications to establish new marketing opportunities by expanding our current offerings to the tier 1 and tier 2 grocery chains to include “thin” head-office and back-office applications and by offering a broad set of ASP applications to fulfill the needs of independent and small chain grocers.  We believe that the independent and small chain grocers are under increasing competitive pressure to avail themselves of sophisticated back-office and host applications, but cannot afford to acquire, host and manage them. We believe our established relationship with this market sector, many of whom already use our point-of-sale applications, and our history of developing and providing such applications to large food retailers, provide us with a competitive advantage over others who may try to enter this market.

We believe that offering existing products to the tier 1 and tier 2 market sectors will not only provide us with an additional source of revenue, but will also support continued growth in our point-of-sale software business as these markets adopt our browser-based applications.  Moreover, we believe these initiatives will provide us with a powerful mechanism to create communities of retailers sufficiently large to attract food suppliers and manufacturers.  We believe that the collaborative functionality provided by our applications enables food suppliers and manufacturers to become more efficient and reduce their supply chain management costs.

Industry Background

The retail food industry has typically been characterized by increasing competition, pricing pressure and narrow operating margins requiring retailers to react rapidly to changing consumer preferences in order to remain competitive.  Rapidly devised marketing programs and new product areas such as fuel sales in the grocery sector typify the need to meet new consumer demands. Historically, large supermarkets have relied on complex proprietary information systems comprised of mainframe or other expensive hardware and highly customized in-store and enterprise software solutions.  As fuel and other new marketing programs have begun to dominate the food retailing landscape, the implementation of these features on older proprietary systems has been costly and in some cases impossible.  This has forced many larger chains to look for new store systems and platforms that are flexible and feature rich.   In contrast, smaller retailers, which typically do not have the capital or expertise to develop and implement complex information technology, have relied on much less sophisticated systems and manual processes to run their businesses.  As a result, these retailers have been slower or unable to add fuel sales or other new marketing programs that are responsive to changing consumer preferences.  In addition, because these retailers have not had timely access to customer information, they have been unable to provide their manufacturers and suppliers with sufficient data to plan their promotions and inventory levels, thereby creating widespread supply chain inefficiencies, including high out-of-stocks and less competitive pricing in this marketplace.

Retalix markets to four tiers in the grocery sector that are characterized by revenue levels. Tier 1 grocery chains are retailers with annual revenues of over $5B. Tier 2 chains typically range between $500m and $5B revenues. Tier 3 chains typically range between $50M and $500M revenues, and Tier 4 retailers are in the $5M and $50M revenue bracket.

Retalix is continuing to align its development focus with areas identified as most problematic to our customers. Industry surveys have identified IT as the area of highest concern to our current and potential customers. Of the four first most important IT issues listed in one of such surveys, we are currently addressing three: (1) integration between store systems, (2) loyalty card and authentication, and (3) wireless capabilities. The survey also reports that IT spending in 2002 is at a level of its 1.7% of revenues.

We believe this increase in demand is being driven, in part, by the convergence of a number of recent trends in the retail food industry, including increasing consolidation of nationwide and large grocery chains in the United States, a shift in consumer preferences from retailer loyalty toward value in the form of lower prices, the convergence of multiple formats across market segments and the introduction of new customer-activated ordering and payment applications.  These trends require food retailers to rapidly integrate and analyze data throughout their organizations across a number of formats in order to operate efficiently and improve customer acquisition, retention and profitability.  Most traditional systems, however, are not designed to integrate data across multiple formats. As a result, large food retailers are turning to state-of-the-art enterprise-wide software solutions to meet their needs.

The increased adoption of state-of-the-art enterprise-wide software solutions by large retailers is placing increased pressure on the rest of the retail food industry to implement comparable software solutions to remain competitive.  As a result, small chains and independent food retailers, which comprise over 19,000 grocery stores and 20,000 convenience stores in the United States, need access to affordable, state of the art management applications to remain competitive.  Furthermore, we believe that in order for these retailers, and the manufacturers and wholesalers who serve them, to remain profitable and competitive, they need to efficiently exchange information throughout the supply chain.  This will in turn increase customer service levels and reduce supply chain management and promotional costs.

Our Solution

We offer a wide range of retailing applications that address the increasingly complex and rapidly changing requirements of the retail food industry.  These applications can be hosted either on our customers’ internal servers or on our centrally managed ASP servers.  The key features of our solution include:

Robust, integrated host-to-post enterprise software solutions for large food retailers

Our integrated software solutions provide management tools to food retailers for monitoring, reporting and analyzing sales data, vendor relationships, merchandising and other important activities from the point-of-sale or fuel pump (post) to the back office and headquarters (host) in a consistent manner.  Through the use of these integrated software solutions, food retailers can improve operational and logistical efficiencies and better manage inventory including wet stock, purchasing, merchandising, pricing, promotions and shrinkage control.  They can also implement price changes simultaneously throughout an enterprise and rapidly initiate targeted marketing programs.

Comprehensive host-to-post office solutions for small and single store food retailers

We have browser-enabled our host and back office applications allowing food retailers to access essential management applications over the Internet.  Small chains and single store food retailers can gain access to information and services that would otherwise be too expensive for them to procure and manage in-house.  Through the use of this information at low cost, small retailers can increase operating efficiency and lower prices to become more competitive with large food retailers.

Browser-based solutions

As retailers continue to anticipate greater competition, we believe that out-sourcing of information technology services will increase. Using the Internet as an information pipeline both to and from the stores, retailers can access their management information anytime and anywhere there is Internet access.  We believe that centrally managed applications will greatly reduce the cost of hardware, maintenance and support for retailers and that these services will enable such food retailers to improve their operating efficiencies and respond more rapidly to changing market requirements and consumer demand.  We also plan to offer large retailers our browser-based software solutions on their Intranets to enable them to take advantage of Internet communications and more easily adapt the applications to changing business needs while decreasing the cost of hosting and maintaining them.

Single solution for multiple retail formats

Our solutions offer single back-office and configurable point-of-sale applications to retailers that have multiple business formats operating at a single site. These applications enable retailers to produce consolidated location results that can combine various formats such as grocery, gasoline and quick service food sales into one site management report.  This can help reduce management time, help to ensure accurate royalties are computed for on-site vendors, reduce the cost of licensing and training, and provide better customer service.

Multi-lingual and multi-currency capabilities

Our software solutions provide multi-lingual and multi-currency features that enable large multinational chains to use the same version of our applications throughout the world. We believe that these capabilities also provide us with a competitive advantage with chains having stores near national borders and with multinational retailers that prefer licensing software from one vendor.

System resiliency and data redundancy

Our software architecture is designed to be resilient and provide data redundancy. Essential data are protected through duplication at the server level. Further, our system design allows each point-of-sale terminal to continue to operate in situations where communications with the back office server or host systems have been lost.  When communications reengage, the system automatically updates all data points. Such resiliency or resistance to failure helps ensure that consumers can be served without interruption.

Consumer-based ordering and promotion support

Our software supports a variety of consumer-based ordering services, including Internet-based home shopping and order placement via call centers, kiosks and hand-held or palm computer devices. Each of these services when connected to our head office application allows for a single point of update and pricing for customer-placed orders. We believe these capabilities simplify remote consumer ordering and help to improve accuracy in fulfillment, which in turn enables retailers to enhance customer satisfaction and retention.

Flexible and scalable architecture

We have designed our suite of products to allow for a “mix and match” of functions. Each food retailer can select application–specific modules and can add modules as its needs evolve. Our products can be used to support retail environments from a small store with one checkout lane to a multiple format retail chain with over 80 checkout lanes per store location.

Our Strategy

We strive to develop innovative products and solutions that meet the needs of our customers based on our expertise in developing enterprise-wide software solutions.  In pursuit of our strategy, we intend to:

Continue expanding our customer base in our core business

We intend to continue the expansion of our customer base in our core enterprise-wide software licensing business by increasing the distribution of our products worldwide both through direct sales and third party distribution relationships.  We expect that our strong historic alliances with large hardware manufacturers will continue.  We will focus first on the large chains with our direct sales force as those chains have the sophistication to make software decisions independently from a hardware selection.  We will also seek to collaborate further with hardware manufacturers on large bids where the customer has specified “open-systems” software requirements. We believe that together, our expanded sales efforts and key partnerships will help us to achieve our goals and maintain our position as one of the leading suppliers of retailing software to the food industry worldwide.

Continue expanding and enhancing our product and service offerings

We plan to continue to expand the breadth and depth of our product line and to design, develop and introduce new products and product applications, such as our ReMA platform and applications suite and our StoreLine in-store software, which runs on Linux as well as on MicroSoft’s operating systems.  The first enterprise installation of our new flagship ReMA (Retalix e-Market Applications) product occurred in the first quarter of 2003. ReMA provides integrated head-office and back-office applications to tier 1 and tier 2 grocery and c-store retailers.  By centralizing much of the office computing in a single or few sites, ReMA is expected to reduce hardware and maintenance costs. The incorporation of modules for customer loyalty, one-on-one target marketing and electronic journals into this offering differentiates ReMA from many competing solutions.

Expanding our application offerings to new and existing customers

In the past, we have sold our point-of-sale applications to mid-sized and smaller chains and our back-office and head-office applications to large chains.  We believe that ReMA will enable us to provide these back-office and head-office applications to the mid-sized and smaller retailers.  We also plan on offering our applications to retailers on a rental basis.  The benefits of rentals to the retailer include lower internal hardware costs, the elimination of complex software upgrades and the ability to obtain data from any location.  Rentals also reduce the costs associated with IT professionals that are needed to build and maintain an in-house IT infrastructure.  We believe that by renting IT services over the Internet for a low monthly fee, as opposed to paying high up-front licensing and maintenance fees, small retailers can remain competitive and profitable.

Leverage our Internet based software applications to participate in collaborative retailer supplier communities

We believe that we are well positioned to establish successful e-market initiatives.  We enjoy a substantial software market share in the US independent grocery market.  We believe that many in this community can benefit from the functionality and easy access to our Internet based headquarters and store back-office applications. StoreNext IL, our e-marketing initiative in Israel, has attracted the attention of some of the largest grocery suppliers in Israel as well as many large grocery retailers.  We have started generating revenues from the retailer community as well as from several of the larger suppliers. We talk to these and other suppliers and retailers on an ongoing basis, about additional collaborative services, such as out-of-stock notification, which both sides are willing to pay for.  We believe that our e-market initiatives will enable retailers and suppliers to reduce their operating costs. It is also fair to assume that part of these savings will be passed onto our StoreNext initiatives.

Continue broadening market penetration through strategic acquisitions

We continually evaluate opportunities to acquire complementary businesses and technologies in the retail information systems market to better serve our customers, more rapidly develop product offerings, shorten our time-to-market, advance our technology, expand distribution capabilities or penetrate other targeted markets or geographic locations.  For example, in September 2001, our wholly-owned subsidiary, Retalix USA Inc., acquired all of the outstanding shares of BASS Inc., a provider of retail automation technology primarily to tier 2 grocery operators in the U.S.  In addition, in September 2000, we acquired Retail Control Systems, now operating as Retalix Pittsburgh, to further increase our market share in the independent grocery market in the U.S.  Retalix Pittsburgh’s ScanMaster Solution Series has an installed base of 2,200 small-chain grocery stores, which increases our total installed base in the United States to approximately 7,000 stores.

In addition, our acquisition of Israel-based PalmPoint has strengthened our position in the growing market for portable software used in handheld computing devices.  We have recently released a series of in-store mobile applications, which operate on the Windows CE platform –Retalix Pocket Office (RPO). Customer response has been very favorable.  In the first year from product launch, five retail chains have purchased RPO with several others in advanced stages of evaluation.  RPO applications for the c-store sector presently include stock count, receiving, inventory, ordering and price management features.  We recently launched our first RPO applications for the grocery sector, including item maintenance, stock count and Q-Busting, and the initial response is positive.

Products and Services

We develop, market, sell and support a suite of enterprise-wide software products for the retail food industry aimed at automating retail store operations and integrating the dissemination of information throughout an enterprise.  Our software solutions cover a wide range of retail applications, from easy-to-use, comprehensive point-of-sale and back office store systems through the corporate host system using client/server technology.  Each retailer can select from a broad range of application-specific modules based upon its current marketing configuration and information management requirements, and can add modules as the retailer’s needs evolve.

Supermarket software solutions

StoreLine is a suite of business applications providing comprehensive supermarket operational and management tools.  The StoreLine suite includes Retalix POS, Retalix Café, Retalix Fuel, Retalix Self Checkout, Retalix SelfScan, Retalix U-Weigh, Retalix e-Shop, Retalix CallCenter, Retalix Kiosk and Retalix Back-Office.  This suite is specifically designed to cater to the growing trend of supermarket businesses adding new formats as well as related sales and services.  StoreLine’s family of products provides supermarkets with support for checkout terminals in various formats, customer self-service applications, Internet shopping, call-centers and kiosks, each of which is integrated with the store’s management system.  For back-office management, StoreLine consists of in-store servers as well as back-office workstations for inventory and employee management.  The system provides interfaces to host systems and to third-party applications as well as to payment service providers.  Using a standard local area network, StoreLine’s client/server architecture supports a variety of open and proprietary peripherals such as full-screen customer displays, color touch screens, scanners, checkout and area scales, magnetic card and check readers, coin dispensers and smart card readers.  StoreLine runs on Microsoft Windows platforms as well as the Linux operating system.  We installed our first Linux point-of-sale system at Hannaford Brothersduring the fourth quarter of 2002.

Customized versions of StoreLine software solutions include ISS45, which is branded and distributed by StoreNext, our joint venture with Fujitsu in the United States, and POSition, a Wincor-Nixdorf branded offering, which was adapted to meet the needs of German-speaking countries.

ScanMaster, developed and marketed by Retalix Pittsburgh (formerly RCS Technologies), and distributed by NCR, is tailored to fit the needs of the small chain and single store supermarkets.  ScanMaster includes a wide variety of custom utilities required for this market.

BASSpoint, developed and marketed by Retalix Dayton (formerly BASS Inc.), and distributed through a network of dealers in North America, is also tailored to fit the needs of the small chain and single store supermarkets and includes a variety of custom utilities required for this market.

Convenience store, fuel and food service solutions

Our software solutions for the convenience store, fuel and food service sectors are based on our StorePoint product family.  The StorePoint family includes Retalix POS, Retalix Fuel, Retalix QSR, Retalix-SelfServ and StorePoint BackOffice.  For the cashier, StorePoint offers a touch-activated point-of-sale system, providing the user with an easy-to-use, graphical application, using icons to represent items, departments and function keys, drill-down menus and special features to guide the user and provide prompts for suggestive selling.  At the back-office, StorePoint provides extensive item maintenance, inventory, supplier and employee management modules as well as specialized functionality for the food service environment, such as menu, recipe and inventory management. StorePoint provides integrated interfaces to head office systems to provide central management and decision control for the entire enterprise.  By using StorePoint, convenience stores can integrate item scanning, fuel sales and quick service food.  StorePoint operates on the Microsoft Windows platform.

Retalix Host for C-Stores

Retalix Host offers a software solution for managing chain operational aspects for  convenience and petroleum retailers.  It features price book management, various types of promotions, customer loyalty, supplier and inventory management and a geographical information system to provide analysis of customer behavior and store performance in relation to socio-geographical factors.  Retalix Host system also features a broad set of management reports and queries to analyze business performance.  Through the connection of Retalix Host to the StorePoint in-store system, convenience store retailers can benefit from an integrated host-to-post software solution, providing consistent workflow operations and synchronized databases from the point-of-sale through the office and host system.

Retalix Host can be supplemented with Retalix CommPoint, a Retalix data communications product that manages bi-directional communication between stores and Retalix Host.  Retalix CommPoint can also be used to distribute updates of new software versions and provide remote diagnostics and maintenance.

ReMA

Retalix e-Market Applications, or ReMA, is a suite of head-office and back-office applications that is based on a “thin-client” architecture. ReMA was designed to serve as an enterprise solution for large retail chains combining both head-office and back-office applications from one server location, and to provide a platform and application set for retail e-marketplaces that serve large numbers of small retailers. ReMA’s application set includes pricebook, advanced promotions, ordering, receiving, inventory, reporting, data analysis, loyalty, targeted 1-on-1, electronic journal and enterprise alerts.  ReMA’s thin-client architecture allows authorized users to access the centrally hosted applications using any standard browser, over a LAN, VPN (virtual private network) or the Internet.

Historically, we have not offered host applications to tier 1 grocery chains. ReMA’s ability to scale allows us to offer for the first time a host offering to tier 1 supermarkets.  The inclusion of back-office functionality in ReMA enables retailers to eliminate back-office hardware and software from the stores.  In addition, tier 1 supermarkets will be able to upgrade their back-office software in one location rather than in hundreds, or thousands of stores. This single update location also allows retailers to keep current with business changes by significantly simplifying the software upgrade process.

Home shopping products

We offer a suite of online shopping applications, including Retalix e-Shop, Retalix TeleOrder and Retalix KioskOrder.  This comprehensive set of e-commerce applications is operating very successfully with Delhaize in Belgium, a highly experienced e-commerce grocery chain. Retalix remote shopping applications complements a broad variety of the other Retalix “brick and mortar” applications. Consumers are able to purchase groceries over the Internet, via telephone or kiosk ordering.  Retalix’s e-shopping application suite is unique in that it provides full support for the logistic operations that follow the placement of the order, such as ordering prioritization, picking list by store layout, interim storage of picked baskets, truck-loading order, delivery schedules, and payment collections.

Clients

Our software has been deployed in over 500 retail chains worldwide, including grocery stores, convenience stores and restaurants.  The following is a select list of companies that purchased at least $200,000 of our products and services in 2002.

Supermarkets	Convenience Stores	Others

Albertsons (US)	Husky Oil (US)	Ikea (Eur & IL)
Big Y (US)	Welcome Break (UK)	Superpharm (IL)
Costco (US)	Casey’s General Stores (US)	The Clicks Organization (SA)
DelHaize Group (Bel)	Pilot Corporation (US)
Tesco Stores (UK)	Tesoro (US)
Sainsbury’s (UK)	Narvesen (Nor)
Metro Cash & Carry (SA & Aus)	Irving Oil (US)
Spar (SA)	Quick Chek (US)
Shoprite Checkers (SA)
Supersol (IL)
Blue Square (IL)

Sales and Marketing

We distribute our products through direct sales, OEMs and distributors, and local business systems dealers.  In addition, we participate in marketing programs with several companies, including Fujitsu, IBM and NCR.  Our marketing efforts are focused on increasing our brand recognition, as well as the competitive advantages of our software solutions.  We participate in major trade show events and conferences and do some advertising in trade publications.

Direct Sales

We have sales personnel in the United States, United Kingdom, South Africa, Australia and Israel that sell our products directly to supermarket, convenience store and restaurant chains within these countries.  Our direct sales force relies on trade shows, promotions, and referrals to obtain new customers.  In 2002, we continued to expand our direct sales coverage in the United States with new mostly high-level recruits.

OEMs and Distributors

We have product distribution arrangements with NCR and Fujitsu.  Both companies market our products to their respective reseller networks in the United States.  NCR resells our ScanMaster product under the name NCR ScanMaster while Fujitsu resells our StoreLine product under the brand name ISS45.  These arrangements provide us access to a widespread network of business equipment dealers that specialize in in-store systems for smaller retailers.

Marketing Alliances

In October 1997, we entered into a global marketing partnership program with NCR for our convenience store products.  Under this agreement, we became an NCR Global Solutions Partner.  As an NCR Global Solutions Partner, our StorePoint product line may be promoted by NCR in the worldwide convenience store sector.  Either party may terminate this agreement upon 30 days notice.

In 2001, we joined IBM Corporation’s independent software vendor, or ISV, business partner program designed to promote marketing partnerships between independent software vendors and IBM.  We work with IBM on several large accounts, primarily in the U.S. convenience store market and are evaluating possible collaborative opportunities in Europe and Asia Pacific.  We are also included on IBM’s ISV partner list.

In July 2002, we established StoreNext Retail Technologies LLC (StoreNext USA) together with Fujitsu Transaction Solutions Inc. StoreNext USA provides point-of-sale hardware and software as well as Internet-based store management solutions for independent grocers throughout North America. We currently hold 50.01% of the shares of StoreNext USA. StoreNext USA uses the dealer channels originally operated by Fujitsu in this area.

Dealer Sales

We have direct distribution agreements for the sale of certain of our products with dealers in Australia, Finland, Germany, New Zealand, Norway, the Philippines, Singapore, South Africa, Switzerland, the United Kingdom and the United States.  We believe that qualified dealers can be an effective sales channel for our products in their respective markets and can help us to overcome language barriers in countries where English is not the native language.  We intend to continue to recruit dealers in countries where we have identified sufficient sales potential and a suitable market profile.

Professional Services

Our professional services personnel provide customers with expertise and assistance in planning, designing and implementing integrated information software solutions.  Technical personnel assist retailers with initial system planning, implementation, historical data conversion, training, education and project management.  Our technical personnel help to customize our products to the food retailer’s needs, enhancing their current information systems and managing upgrades and conversions.  We believe that our professional services facilitate a food retailer’s early success with our products, strengthen our relationships with the retailers and enhance our industry-specific knowledge for use in future implementation and software development projects.

We monitor our customization projects on a regular basis to determine whether any customized requirements should become part of our product offerings.  For example, we have incorporated many changes requested by our tier 1 customers into our convenience store product offerings.

Technology

Our StoreLine and StorePoint point-of-sale software solutions are implemented using a common three-tier architecture consisting of a user interface layer, a business logic layer and a services layer.  The user interface layer consists of a collection of software modules that are the basis for our graphical user interface and user input interface.  The business logic layer consists of a collection of rules for a given store format that can be customized by users through the use of parameters.  The services layer provides a set of modules that is designed to interface with open database management systems and unique point-of-sale hardware devices such as scanners, scales, gas pumps and displays, as well as handling the redundancy and resiliency features of the system.

Our products are modular, scalable and provide for resiliency and data redundancy.  Additional users can be added to our host-to-post application, with minimal loss of performance and without significantly increasing incremental costs.  This is achieved by employing a scalable, client-server architecture based on Windows 2000 and SQL 2000 at the server.  To assist with system resilience at the in-store level, StoreLine has two main file servers and transaction databases that provide data redundancy.  At the point-of-sale, information is sent and maintained on both back office file servers and is logged into a local transaction file.  Each file server directs the information to its respective database for permanent storage and retrieval.  Multiple servers and databases provide the necessary replication to save and access data, even when part of the system is unavailable.  The local transaction file allows for the point-of-sale to operate on a standalone basis, maintaining a complete record of all transactions until reconnected to one or both of the file servers.

Research and Development

We believe that our research and development efforts are essential to our ability to successfully develop innovative products that meet the needs of our customers as the market for enterprise-wide software solutions evolves.  As a result, we plan to continue to devote a significant portion of our personnel and financial resources to research and development, particularly in connection with our out-sourcing and e-marketplace initiatives.  As of December 31, 2002, our research and development staff consisted of 285 employees.  Our research and development expenses were $17.0 million in 2002, $14.6 million in 2001, and $12.1 million in 2000.

From time to time we participate in programs of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel.  A budget of approximately $1.1 million of grants was approved to us under these programs during 2002 and grants of approximately $2,491,000 were received by us from the Office of the Chief Scientist through 2002. Regarding this issue, see the further discussion set forth in “Item 5C – Research and Development, Patents and Licenses” of this annual report.

We expect our research and development expenses to grow as we hire additional personnel to develop new products, and upgrade our existing products.

Competition

The market for food retail information systems is highly competitive and subject to rapidly changing technology.  We believe that the primary competitive factors impacting our business are as follows:

•	quality and reliability track record of our software solutions;

•	established reputation with key customers;

•	cost-effective products that balance feature/performance requirements with cost;

•	scope and responsiveness of customization services and technical support;

•	breadth of product offerings;

•	compatibility with emerging industry standards;

•	ease of upgrading and ease of use; and

•	timeliness of new product introductions.

A number of companies offer competitive products that address our target markets.  In the supermarket sector, our software solutions compete with software products offered by several companies, including IBM, Fujitsu, NCR, Triversity and Wincor-Nixdorf.  In the convenience store sector, we compete with a number of companies including Radiant Systems Inc., Pinnacle Systems, Gilbarco and VeriFone Inc. Some of these competitors compete in more than one of our targeted markets.  In addition, we believe that new market entrants may attempt to develop food retail software solutions and target small and single store food retailers.  Some competitors, such as Fujitsu, NCR, Wincor-Nixdorf and IBM, are also Retalix marketing partners in other market sectors or locations.

In the e-market arena, we expect to see growing competition from companies such as Retek and JDA who are investing heavily in the area of browser-based retail enterprise applications. Less competition is expected from the larger e-marketplaces in food retail, such as the Worldwide Retail Exchange, whose participants include Royal Aholdt, Safeway, Tesco and Albertson’s; and GlobalNetXchange, whose participants include Kroger, Carrefour and J. Sainsbury. These e-marketplaces were conceived to provide added-value services to large chains and lack the offerings, infrastructure and marketing programs to address the small retailer market.

Proprietary Rights

We have no patents or patent applications pending.  Our success and ability to compete are dependent in part on our proprietary technology.  We rely on a combination of copyright, trademark and trade secret laws and  non-disclosure agreements to establish and protect our proprietary rights.  To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property.

The protective steps we have taken may be inadequate to deter misappropriation of our technology and information.  We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.  Our competitors may independently develop technologies that are substantially equivalent or superior to our technology.  Any licenses for any intellectual property that might be required for our software solutions may not be available on reasonable terms.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Portion of Ownership interest and voting power held (%)

Retalix Holdings Inc.	United States	100
Retalix USA Inc.(1)	United States	100
Retail Control Systems Inc. (1)	United States	100
BASS Inc. (2)	United States	100
StoreNext Retail Technology LLC (1)	United States	50.01
C-StoreMatrix.com Inc. (3)	United States	25
Palm Point Ltd. (4)	Israel	100
Tamar Industries M. R. Electronic (1985) Ltd. (5)	Israel	100
StoreAlliance.com, Ltd. (6)	Israel	59.2
StoreNext Ltd. (7)	Israel	59.2
TradaNet Electronic Commerce Services Ltd. (7)	Israel	59.2
IREX – Israel Retail Exchange Ltd. (7)	Israel	59.2
Cell-Time Ltd. (8)	Israel	19.7
P.O.S. (Restaurant Solutions) Ltd.	Israel	69
Net Point Ltd.	Israel	95
Kohav Orion Advertising and Information Ltd.	Israel	100
Orlan Orion Systems Ltd.	Israel	100
Retalix (UK) Limited	United Kingdom	100
Retalix SA PTY Ltd.	South Africa	100
Retalix Australia PTY Ltd.	Australia	100

  (1) Held through our wholly-owned subsidiary, Retalix Holdings Inc.
  (2) Held through our wholly-owned subsidiary, Retalix USA Inc.
  (3) Ceased operations.
  (4) During the first quarter of 2003 the portion of our ownership and voting power increased from 96.2% to 100%.
  (5) Holds 30.8% of the issued share capital of StoreAlliance.Com, Ltd.
  (6) Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.
  (7) Wholly owned by our subsidiary, StoreAlliance.com Ltd.
  (8) Established in 2003. 33% owned by our subsidiary, StoreAlliance.com Ltd.

D. Property, Plants and Equipment

In June 1998, we purchased the rights of third parties in a long-term lease from the Israel Lands Authority, a government agency, relating to land and approximately 2,300 square meters of office space in a building in Ra’anana, Israel, which houses our corporate headquarters.  Towards the end of 1999, we acquired the rights for an additional 1,200 square meters in the same building to accommodate new activities and the main operations of newly acquired subsidiaries. We have financed these acquisitions through long term loans secured partly by our interest in approximately 2,300 square meters of the Ra’anana property.  Deposits and other liquid financial assets currently secure the remainder. In April 2001 we rented additional space of approximately 400 square meters in the same building in which we operate a dining facility for our Ra’anana employees.

In addition to our corporate headquarters in Ra’anana, Israel, we currently maintain the following office spaces through leasing agreements: 16,400 square feet in Plano, Texas; 6,200 square feet in Irving, Texas (subleased); 214,000 square feet in Warrendale, Pennsylvania; 16,400 square feet in Dayton, Ohio; 2,300 square feet in Carlsbad, California; 3,200 square feet in Boise, Idaho; 60 square feet in London, United Kingdom, 700 square meters in Petah-Tikva, Israel and 700 square meters in Haifa, Israel.  Our current total annual leasing expenses to be paid under these agreements, some of which continue through 2006, is approximately $1,072,000.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and consolidated results of operations in conjunction with “Item 3A - Selected Consolidated Financial Data” and our consolidated financial statements and notes to those statements included elsewhere in this annual report.  This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions.  As a result of many factors, including those set forth under “Item 3D - Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We provide integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. Our products are designed to capture, analyze and rapidly disseminate mission-critical information, thereby enabling food retailers to increase operating efficiencies and respond rapidly to changing competitive market requirements and consumer preferences. Our solutions support a wide variety of essential retailing operations, including data capture and communications at the point-of-sale-terminal or checkout (post); fuel pump control and fuel sales management; front-office activities, such as cash management and credit authorizations; back-office activities, such as employee scheduling and inventory control; and enterprise-wide (host) activities, such as pricing strategy, supplier management, and data mining and analysis.  To date, our software products have been installed in more than 20,000 stores and quick service restaurants in 43 countries, serving more than 190,000 checkout lanes, including leading retailers such as Albertsons, Publix and Costco in the USA, and Tesco, Sainsbury’s, Delhaize and IKEA food services in Europe.

Over the past ten years, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies.  In the future, we plan to continue our expansion and acquisition strategies.  We will take advantage of our new scalable browser-based enterprise management and store back-office applications to establish new marketing opportunities by expanding our current offerings to the tier 1 and tier 2 grocery chains to include “thin” head-office and back-office applications and by offering a broad set of ASP applications to fulfill the needs of independent and small chain grocers.  We believe that the independent and small chain grocers are under increasing competitive pressure to avail themselves of sophisticated back-office and host applications, but cannot afford to acquire, host and manage them. We believe our established relationship with this market sector, many of whom already use our point-of-sale applications, and our history of developing and providing such applications to large food retailers, provide us with a competitive advantage over others who may try to enter this market.

Recent Accounting Policies and Pronouncements

FAS 143

In July 2001, the Financial Accounty Standards Board of the United States (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 143, “Accounting for Asset Retirement Obligations.”(“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for us). We do not expect the adoption of FAS 143 to have a material effect on our consolidated financial statements.

FAS 145

In April  2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”).  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

FAS 146

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emergency Issue Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”.  FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3.  It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  We do not expect the adoption of this standard to have a material effect on our consolidated financial statements.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.”  FAS 148 amends FAS 123, (1) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and (2) to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for the fiscal years ending after December 15, 2002.  We elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and applied the disclosure provisions in FAS 148 in the consolidated financial statements included in this Annual Report.

FAS 149

In April 2003, the FASB issued FAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FAS 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities”) establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 149 amends FAS 133 for certain decisions made as part of the Derivatives Implementation Group (DIG) process. FAS 149 also contains amendments relating to FASB Concepts Statement No. 7 (“Using Cash Flow Information and Present Value in Accounting Measurements”), FAS 65 (“Accounting for Certain Mortgage Banking Activities”), FAS 91 (“Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”), FAS 95 (“Statement of Cash Flows”), and FAS 126 (“Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities”). At this stage, we are examining the effect of FAS 150 on our consolidated financial statements.

FAS 150

In May 2003, the FASB issued FAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  FAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective on September 1, 2003. At this stage, we are examining the effect of FAS 150 on our consolidated financial statements.

FIN 45

In November 2002, the FASB issued FASB Interpretation FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. No additional disclosures were made in our financial statements attached herewith as a result of the FIN 45 disclosure requirements that are effective as from 2002.

Initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At this stage, we are examining the effect of FIN 45 on our consolidated financial statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (“FIN 46”). Under FIN 46 entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities  (“VIE”) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

FIN 46 is effective as follows: for variable interests in variable interest entities created after January 31, 2003 FIN 46 shall apply immediately, for variable interests in variable interest entities created before that date, FIN 46 shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.  We do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting could be adversely affected (see Note 1 to our consolidated financial statements attached at Item 18 of this annual report).

Bad debt and allowance for doubtful accounts

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of certain of our customers to make required payments. Allowance for doubtful accounts adequacy is regularly evaluated by taking into account variables such as past experience, age of the receivable balance, and    current economic conditions of the receivable balance. If the financial conditions of certain of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

Capitalized software research and development costs

Our policy on capitalized software costs determines the timing of our recognition of certain development costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

Valuation of intangible assets

We review the carrying values of our long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by FAS No. 142, “Goodwill and Other Intangible Assets”  (“FAS 142”). Unforeseen events, changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in a non-cash impairment charge. Some factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of acquired assets, the strategy for our overall business and significant negative industry or economic trends. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flow, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

As required by FAS 142, goodwill must be tested for impairment at the reporting unit level upon adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. We determined the fair value of each reporting unit by using the undiscounted cash flows technique and compared it to each reporting unit’s carrying value. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired. The amount, if any, of the impairment would then be measured in the second step by using a discounted cash flows technique or market price if such is available. We completed the first step during 2002, which indicated that no goodwill should be impaired and updated this review at year end as required by FAS 142 and identified no additional impairment of goodwill. See Note 4a of our consolidated financial statements for additional discussion of the adoption of FAS 142.

Using the same technique, we assessed the value of goodwill related to a recent sale of a dealership made by one of our U.S. subsidiaries.

Securities Held to maturity

We invested in marketable bonds, which we intend to hold to maturity. Accordingly this investment is stated in our consolidated financial statements at amortized cost.

Segment reporting

Under FAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, companies should disclose in their financial statements, segment reporting information based on management approach, meaning that reports presented to the chief operating decision maker (“CODM”) of the company should be the basis for the segment determination. Besides the disclosure information needed in the financial statements, the segment determination affects the goodwill impairment test under FAS 142.

We evaluate performance based on revenue which is presented for each geographical segment. Segment assets information is not presented in our financial statements, since we do not evaluate performance based on such assets.  Based on the criteria above, our reportable segments are: Israel, U.S.A. and International.

Tax provision

We operate in a number of countries and, as such, fall under the jurisdiction of a number of tax authorities.  These different tax regimes could result in tax complications, which might take us a substantial time to unravel.  In our opinion, sufficient tax provisions have been included in our consolidated financial statements in respect of the years which have not yet been assessed by tax authorities. On a quarterly basis, we also reassesses deferred taxes and examine whether any amounts need to be added or released.

Contingencies

As discussed in Note 7 to our consolidated financial statements, we, and some of our subsidiaries are involved in legal proceedings. We recorded no liabilities for these legal proceedings, in accordance with FAS No. 5, “Accounting for Contingencies” (“FAS 5”), as we believe, based on advice of our legal counsel, that we have meritorious defenses to these proceedings. FAS 5 requires a liability to be recorded based on the company’s estimates of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates and an appropriate adjustment to income could be required in a future period.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

Most of our sales are denominated in dollars or are dollar linked.  However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar.  A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours, which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar.  Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees are linked to some extent to the inflation in Israel. An increase in inflation which is not offset by a devaluation of the NIS relative to the U.S. dollar, can cause our expenses to increase.

In recent years, the behavior of the exchange rate of the NIS to the U.S. dollar in comparison to the inflation in Israel was not consistent. In 1997, 1998, 2001, and 2002, the rate of devaluation of the NIS to the U.S. dollar exceeded the rate of inflation in Israel, while in 1999 and 2000 the rate of inflation in Israel exceeded the rate of devaluation of the NIS to the U.S. dollar. The rate of inflation was 7.0% in 1997,8.6% in 1998, 1.3% in 1999, 0% in 2000, 1.4% in 2001, and 6.5% in 2002, while the rate of devaluation was 8.8% in 1997, 17.6% in 1998, (0.2)% in 1999, (2.7)% in 2000, 9.3% in 2001 and 7.3% in 2002.

Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.

We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Acquisitions, joint ventures and investments during recent years

PalmPoint Ltd.

In March 1999, we acquired a majority interest in PalmPoint Ltd. (“PalmPoint”) for $250,000.  Under the acquisition agreement, we also loaned PalmPoint $150,000 for working capital.  PalmPoint is an Israeli company that engages in the development of software solutions for hand-held devices like Palm and PC pocket computers supporting in-store retail applications, which include ordering, receiving and inventory management.  These devices also provide applications for suppliers, which include pre-sales, van-sales and maintenance management.  According to an investment agreement signed on September 3, 2000 between us and the minority shareholders of Palm Point, which defines additional investments by the shareholders in Palm Point, we converted an inter-company account of $ 900,000 into share capital representing 32.12% of the shares of PalmPoint. As a result, we held 82.14% of the shares of Palm Point. The excess cost of investment, an amount of approximately $221,000 was attributed to goodwill.  In April 2001, we converted an additional inter-company account of  $ 450,000 into additional share capital representing 4.34% of the shares of PalmPoint. The excess cost was attributed to goodwill.

In September 2001, we converted an additional amount of $ 350,000 of an inter-company account for additional 2.16% of the shares of PalmPoint. As a result, we held 88.64% of the shares of PalmPoint. The acquisition was accounted for under the purchase method.  According to an additional agreement signed on October 1, 2001 between us and a minority shareholder of PalmPoint, we acquired additional shares of Palm Point from such shareholder. As a result, we held 93.18% of the shares of PalmPoint.

During 2002, we acquired from another minority shareholder additional shares in PalmPoint in consideration for the issuance by us of shares at a total value of approximately $66,000. As a result, we held 96.18% of the shares of PalmPoint.

During the first quarter of 2003, we acquired from the last minority shareholder the remaining minority interest shares and increased our holdings in PalmPoint to 100%, in consideration for the issuance by us of shares at a total value of approximately $138,000.

Tamar Industries M.R. Electronics (1985) Ltd. and StoreAlliance.com Ltd.

In September 1999, we acquired Tamar Industries M.R. Electronics (1985) Ltd. for approximately $1.7 million.  Tamar, which is based in Israel, develops and sells automated software solutions and technologies for check-out terminals and in-store management for independent food stores and small chains. At that time, Tamar held a 52% interest in StoreAlliance.com Ltd., which currently engages in the operation of our e-marketplace initiative in Israel.

In September 2000, we acquired the remaining shares of StoreAlliance.com, representing 48% of its outstanding share capital, in exchange for the issuance of 60,000 of our ordinary shares (partly issued in 2001) to the sellers, equal at the date of the agreement, to approximately $1,014,000.  The acquisition was accounted for under the purchase method. The excess cost of investment, an amount of approximately $1,013,000 was attributed to goodwill.  In December 2000, StoreAlliance.com signed an agreement with the Central Manufacturing Company for Soft Drinks (Coca Cola - Israel), providing for the issuance to Coca Cola – Israel of one-third of StoreAlliance.com’s shares, and the grant to Coca Cola - Israel of rights to use StoreAlliance.com’s special marketing and advertising channels.  Under this agreement, Coca Cola – Israel invested $3.5 million in StoreAlliance.com, in consideration for 33% of its outstanding shares.

In April 2001, StoreAlliance.com signed an agreement with Discount Investments Limited under which StoreAlliance.com will acquire from Discount Investments 100% of the shares of its subsidiary, TradaNet Electronic Commerce Services Ltd., in consideration for the issuance by StoreAlliance.com to Discount Investments of shares equivalent to 11.25% of its issued share capital. The excess cost of investment, an amount of approximately $1,205,000 was attributed to property and equipment and identified intangible assets to be amortized over their estimated useful life (seven years). In June 2001, Discount Investments acquired an additional 5% interest in StoreAlliance.com from Coca Cola – Israel.  Currently, we hold, directly and through Tamar, 59.17% of StoreAlliance.com’s outstanding shares.

In March 2002, StoreAlliance.com established IREX – Israeli Retail Exchange Ltd. (IREX). IREX intends to provide online collaboration services between large Israeli grocery chains and their suppliers.

In March 2003, StoreAlliance.com established Cell-Time Ltd. (Cell-Time) together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd (Dai).  Cell-Time is held equally by its three founders and is intended to operate a venture, which simplifies the sales and purchasing processes of pre-paid cellular air-time and other pre-paid products. In consideration for its share in Cell-Time, Dai has committed to invest  $1.25 million in the company of which $250,000 is conditional upon the company meeting certain predetermined business criteria. As of June 15, 2003 Dai invested $400,000.

Net Point Ltd.

In January 2000, we acquired an additional 14.16% of the shares of Net Point Ltd. for an aggregate purchase price of $ 112,500.  In June 2000, we acquired an additional 4.69% of the shares of Net Point for an aggregate purchase price of  $ 350,000. As a result, we then held 75.86% of Net Point’s outstanding shares.  The excess cost of investment, an amount of approximately $311,000, was attributed to goodwill. According to an agreement signed in 2001 between us and a minority shareholder of Net Point, we acquired additional shares of Net Point from such shareholder, and as a result we now hold 95% of Net Point’s outstanding shares.

C-StoreMatrix.com, Inc.

In August 2000, we entered into an agreement to establish C-StoreMatrix.com, Inc. together with i2 Technologies and the U.S. National Association of Convenience Stores (NACS).  C-StoreMatrix.com was intended to supply ASP services for the convenience store community in the United States.  We received 25% of the shares of C-StoreMatrix.com and granted C-StoreMatrix.com a non-exclusive, non transferable right to use our ASP technology, as well as our names, trademarks and service marks and those of our subsidiaries.  C-StoreMatrix.com ceased operations in 2001, before commencing any material operations. As a result, we wrote-off a $500,000 loan granted to C-StoreMatrix.com.

Retail Control Systems, Inc.

In September 2000, we acquired all of the shares of Retail Control Systems, Inc., or RCS, which is headquartered in Pittsburgh, Pennsylvania.  RCS designs, develops and sells a wide range of corporate and store level software solutions for the mid- and small-size independent supermarket sectors in the United States.  In connection with this acquisition, we issued 178,660 of our ordinary shares equal at the date of the transaction to approximately $4.56 million to the sellers and made a cash payment to the sellers of $4.14 million.  In addition we incurred related costs of approximately $0.3 million.  The excess cost of investment, an amount of approximately $7,716,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years). RCS, which is now operating as Retalix Pittsburgh, employs approximately 90 people in Pennsylvania, Ohio, Tennessee and Washington, provides affordable, integrated store- and host-level software solutions.  Its flagship product, RCS ScanMaster Solution Series, is a flexible retail checkout system built on Microsoft platforms.  ScanMaster is distributed primarily through NCR Corporation’s dealer channel.

Retalix (UK) Limited

During the second half of 2000, we established PointofSale (UK) Limited which engages in the distribution of our products (including our subsidiaries’ products) in European markets, and in performing maintenance and support services to our customers and our subsidiaries’ customers in these markets.

Kohav Orion Advertising and Information Ltd. and Orlan Orion Systems Ltd.

In September 2000, we acquired all of the shares of Kohav Orion Advertising and Information Ltd. and Orlan Orion Ltd., both Israeli companies, which engage in services, development and supply of products and applications in the area of management and control of proceeds in supermarket chains and independent retail grocery stores in Israel. In exchange for these acquisitions, we issued 18,560 of our shares to the sellers equal at the date of the transaction to approximately $464,000. These acquisitions were accounted for under the purchase method. The excess cost of investment, an amount of approximately $454,000 was attributed to goodwill of which $397,000 was also attributed to identified intangible assets to be amortized over their estimated useful life (six years).

Fujitsu Transaction Solutions Inc. (formerly - FujitsuICL Systems, Inc.)

In November 2000, we entered into an agreement with Fujitsu Transaction Solutions Inc., or Fujitsu, a distributor of our products to grocery chains in North America, Canada and South America, to acquire its direct sales activities relating to our products. In consideration for the acquired activities, we issued 209,836 of our ordinary shares to Fujitsu equal at the date of the transaction to approximately $3.92 million, and paid an additional $1.6 million in cash. The acquisitions was accounted for under the purchase method. The excess cost of investment, an amount of approximately $5,514,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years).

Retalix S.A. PTY Ltd.

During the first half of 2001, we established Retalix S.A. (PTY) Ltd., which is planed to engage in distributing our products in South Africa, and performs maintenance and support services for our customers in this market. The company hasn’t yet commenced business operations.

Retalix Australia PTY Ltd.

During the second half of 2001, we established Retalix Australia PTY Ltd., which is planed to engage in distributing our products in Australia, and to perform maintenance and support services for our customers in this market. The company hasn’t yet commenced operations.

BASS Inc.

In September 2001, our wholly-owned subsidiary Retalix U.S.A Inc., acquired all of the outstanding shares of BASS Inc., or BASS, in consideration for 95,216 of our ordinary shares, reflecting at the date of the transaction a purchase price of $1,393,000. As part of the acquisition, we also paid the outstanding balance BASS under a shareholders loan in the amount of $550,000 by issuing an additional 37,594 of our ordinary shares to such shareholders. The excess cost of investment, an amount of approximately $5,484,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (three to five years). BASS, which is headquartered in Dayton Ohio, employs approximately 80 employees and is a provider of retail automation technology, primarily to tier 2 grocery operators in the United States.

StoreNext Retail Technologies LLC

In July 2002, we established StoreNext Retail Technologies LLC (StoreNext USA)together with Fujitsu Transaction Solutions Inc. StoreNext USA provides point-of-sale hardware and software as well as Internet-based store management solutions for independent grocers throughout North America. We currently hold 50.01% of the shares of StoreNext USA.

For more information regarding our recent acquisitions, see Note 2 of the notes to our consolidated financial statements attached to this annual report.

Our Functional Currency

Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary environment in which we operate is the U.S. dollar.  We generally record revenues in dollars or in NIS linked to the dollar.  Our financing is also comprised primarily from dollar loans. As a result, the dollar is our functional currency.   Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

A.  Operating Results

The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,

	2000	2001	2002

Revenues:
Product sales	62.3%	57.9%	61.8%
Services and projects	37.7	42.1	38.2

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	13.6%	12.0%	15.7%
Cost of services and projects	12.0	14.9	13.3

Total cost of revenues	25.6%	26.9%	29.0%

Gross profit	74.4%	73.1%	71.0%
Operating expenses:
Research and development expenses, net	(33.4%)	(24.6%)	(22.3%)
Sales and marketing expenses, net	(27.3)	(24.5)	(23.7)
General and administrative expenses	(19.2)	(20.3)	(16.4)
Other general income - net			1.4

Total operating expenses	79.9%	69.4%	61.0%

Operating income (loss)	(5.5)	3.7	10.0
Financial income (expenses), net	0.4	(0.6)	(0.7)
Gain arising from issuance of shares by a subsidiary		5.4
Other expenses, net		(0.8)

Income (loss) before income taxes	(5.1%)	7.7%	9.4%
Income taxes	0.3	1.2	2.8

Income (loss) before minority interests	(5.4%)	6.5%	6.6%
Minority interests in losses of subsidiaries	0.4	0.3	0.8

Net income (loss)	(5.0%)	6.8%	7.4%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our operating results in 2002 continued to reflect significant commitment and expenditures with regard to our e-marketplace initiatives as well as our new joint venture with Fujitsu – StoreNext USA.

Revenues

Revenues consist primarily of product sales and revenues generated by services and projects.  We derive our revenues primarily from the licensing of integrated software products and provision of related maintenance, customization and implementation and support services.  In addition, we provide market information and messaging services.

Revenues increased from $59.3 million in 2001 to $76.5 million in 2002, or approximately 29%.  This resulted primarily from an increase in sales to customers in the United States both in the supermarket and convenience stores sectors, and a considerable increase in our international sales primarily in the supermarket sector.  Revenues from customers in the United States increased from $37.0 million to $48.8 million, or approximately 32%.  Revenues from international customers including Europe, South Africa, Australia and the Far East increased from $11.6 million in 2001 to $18.0 million in 2002.

Product Sales.  Product sales primarily consist of the sale of software through license agreements with distributors, dealers and direct customers. These sales are occasionally bundled with hardware. We recognize revenues from sales of our software products upon delivery, when the sales price is fixed or determinable,  when our ability to collect payment is probable and we have no material obligations remaining under the sales agreements.  We recognize revenues from transactions involving resellers when our software products are delivered to end-users.  Revenues from product sales increased from $34.3 million in 2001 to $47.3 million in 2002, or approximately 37.7%, as a result of increased revenues derived primarily from sales in the United States.

Services and Projects.  Service and project revenues are generated primarily from customization and implementation of products, support, maintenance and market information services, and messaging and other services.  Revenues from services and projects increased from $25.0 million in 2001 to $29.2 million in 2002, or approximately 16.9%, primarily due to the increase in revenues associated with project work for customers in the United States.

Cost of Revenues

Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants, up to a total of 100% or 150% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales.  Cost of product sales consists of costs related to product installation and hardware. Cost of product sales increased from $7.1 million in 2001 to $12.0 million in 2002, or approximately 67.8%.  This increase as well as the increase in this item as percentage of product revenues resulted primarily from an increase in hardware associated sales.

Cost of Services and Projects.  Cost of services and projects consists of costs directly attributable to service and project sales, including software support, maintenance services, market information services, messaging and other services.  Cost of services and projects increased from $8.8 million in 2001 to $10.2 million in 2002, or approximately 15.5%, which is more or less consistent with the increase in revenues from services and projects.

Operating Expenses

Operating expenses consist of research and development expenses, net, sales and marketing expenses, net and general and administrative expenses.

Research and Development Expenses, Net

Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers.  These expenses are net of the amount of grants received from the Israeli government for research and development activities.  As of November 1, 1996, we ceased capitalizing research and development expenses, and commenced amortizing the amount of capitalized expenses, which were fully amortized by November 1999.  Since November 1996, we have expensed all research and development expenses.

Research and development expenses, net, increased from $14.6 million in 2001 to $17.0 million in 2002, or approximately 16.9%. The increase was primarily a result of the increase in development resources used for new and enhanced solutions, and the efforts invested in modifying existing and new products to new technology environments, new combinations of retail formats and market requirements as set by leading chains.  We continued to invest significant development resources in our new e-marketplace and browser based technologies.

Sales and Marketing Expenses

Sales and marketing expenses, net, consist primarily of salaries, travel, trade shows, public relations and promotional expenses.

We presently compensate our sales force through salaries and incentives.  As we focus our efforts on selling our products directly, we also pay some of our sales personnel commissions.  Sales and marketing expenses have increased significantly over the last few years as we have increased our efforts to strengthen our marketing channels, particularly through direct sales.

Sales and marketing expenses, net, increased from $14.5 million in 2001 to $18.1 million in 2002, or approximately 24.8%. The increase was primarily a result of our intensified efforts in our new business-to-business initiatives and also due to the strengthening of sales and marketing infrastructure as part of the objective to market our products in new markets. In addition during 2002, we strengthened our sales and marketing force in the United States recruiting highly experienced industry personnel in order to improve our ability to accommodate new opportunities primarily in the grocery sector in this market. We anticipate that sales and marketing expenses, net, will continue to increase in absolute dollars to the extent we expand our operations. As we devote increasing resources to our sales and marketing efforts, such expenses as a percentage of revenues may increase as well.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation, professional fees and regular administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and activities as well as new joint ventures. In addition, we adopted FAS No. 142 of the FASB, “Goodwill and other Intangible Assets” and FAS No. 141 “business combinations” in its entirety as of January 1, 2002 except for acquisition we entered into as of September 2001 for which we applied the provisions of FAS 141 and FAS 142 as of the acquisition date. Goodwill which was previously amortized within general and administrative expenses on a straight-line basis over periods of four to seven years benefited, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.

General and administrative expenses increased from $12.1 million in 2001 to $12.5 million in 2002, or approximately 3.8%. As percentage of revenues, these expenses decreased from 20.3% of revenues in 2001 to 16.4% in 2002. We anticipate that general and administrative expenses may increase in absolute dollar amounts to the extent that we expand our operations.

Other general Income, Net

Other general income, net, consists primarily of gain attributable to the sale of a small dealership activity in the United States as well as the disposition of equipment.

Financial Income, Net

Financial income, net, consists primarily of interest earned on bank deposits and securities, interest paid on loans and credit from banks and gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars. Financial income (expenses), net, totaled an expense of $499,000 for 2002 compared to $365,000 for 2001.

Minority Interest in Losses of Subsidiaries

This amount reflects our pro rata minority share in losses of our subsidiaries. For 2002, the minority interest in losses of our subsidiaries was $574,000, compared to $205,000 for 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Our operating results in 2001 continued to reflect significant expenditures with regard to our new  e-marketplace initiatives, as well as recent acquisitions.

Revenues

Revenues consist primarily of product sales and revenues generated by services and projects.  We derive our revenues primarily from the licensing of integrated software products and provision of related maintenance, customization and implementation and support services.  In addition, we provide market information and messaging services.

Revenues increased from $36.1 million in 2000 to $59.3 million in 2001, or approximately 64%.  This resulted primarily from an increase in sales to customers in the United States both in the supermarket and convenience stores sectors.  Revenues from customers in the United States increased from $14.6 million in 2000 to $37.0 million in 2001, or approximately 153%.  Revenues from customers in Israel, Europe and the rest of the world increased from $21.5 million in 2000 to $22.3 million in 2001.

Product Sales.  Product sales primarily consist of the sale of software through license agreements with distributors, dealers and direct customers. These sales are occasionally bundled with hardware. We recognize revenues from sales of our software products upon delivery, when the sales price is fixed or determinable,  when our ability to collect payment is probable and we have no material obligations remaining under the sales agreements.  We recognize revenues from transactions involving resellers when our software products are delivered to end-users. Revenues from product sales increased from $22.5 million in 2000 to $34.3 million in 2001, or approximately 52.9%, as a result of increased revenues derived primarily from sales in the United States.

ServicesandProjects.   Service and project revenues are generated primarily from customization and implementation of products, support, maintenance and market information services, and messaging and other services.  Revenues from services and projects increased from $13.6 million in 2000 to $25.0 million in 2001, or approximately 83.3%, primarily due to the increase in revenues associated with project work for customers in the United States.

Cost of Revenues

Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants, up to a total of 100% or 150% of the grants received.

Cost of Product Sales.   Cost of product sales consists of costs related to product installation and hardware. Cost of product sales increased from $4.9 million in 2000 to $7.1 million in 2001, or approximately 45%.  This increase resulted primarily from an increase in product sales.  The slight decrease in cost of product sales as percentage of revenues was due to the fact that there was no increase in hardware associated sales during 2001, and most of the increase in product sales was attributable to software licenses, which have a higher margin than hardware sales.

Cost of Services and Projects.  Cost of services and projects consists of costs directly attributable to service and project sales, including software support, maintenance services, market information services, messaging and other services.

Cost of services and projects increased from $4.3 million in 2000 to $8.8 million in 2001, or approximately 104%.  The increase was primarily due to an increase in the number of personnel associated with rendering support and professional services in new projects to customers in the United States and in Europe, as well as additional cost of services associated with the rendering of messaging and market information services.

Operating Expenses

Operating expenses consist of research and development expenses, net, sales and marketing expenses, net and general and administrative expenses.

Research and Development Expenses, Net

Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers.  These expenses are net of the amount of grants received from the Israeli government for research and development activities.  As of November 1, 1996, we ceased capitalizing research and development expenses, and commenced amortizing the amount of capitalized expenses, which were fully amortized by November 1999.  Since November 1996, we have expensed all research and development expenses.

Research and development expenses, net, increased from $12.1 million in 2000 to $14.6 million in 2001, or approximately 20.7%. The increase was primarily a result of the increase in development resources used for new and enhanced solutions, and the efforts invested in modifying existing and new products to new technology environments, new retail formats and market requirements as set by leading chains.  We continued to invest significant development resources in our new e-marketplace and browser based technologies.

Sales and Marketing Expenses

Sales and marketing expenses, net, consist primarily of salaries, travel, trade shows, public relations and promotional expenses.

We presently compensate our sales force through salaries and incentives.  As we focus our efforts on selling our products directly, we also pay some of our sales personnel commissions.  Sales and marketing expenses have increased significantly over the last few years as we have increased our efforts to strengthen our marketing channels, particularly through direct sales.

Sales and marketing expenses, net, increased from $9.9 million in 2000 to $14.5 million in 2001, or approximately 47.1%. The increase was primarily a result of our intensified efforts in our new business-to-business initiatives and also due to the strengthening of sales and marketing infrastructure as part of the objective to market our products in new markets. We anticipate that sales and marketing expenses, net, will continue to increase in absolute dollars to the extent we expand our operations. As we devote increasing resources to our sales and marketing efforts, such expenses as a percentage of revenues may increase as well.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation, professional fees and regular administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and activities and the amortization of goodwill associated with these acquisitions.

General and administrative expenses increased from $6.9 million in 2000 to $12.1 million in 2001, or approximately 75.3%. As percentage of revenues, these expenses increased slightly from 19.2% of revenues in 2000 to 20.3% in 2001. We anticipate that general and administrative expenses may increase in absolute dollars to the extent that we expand our operations.

Financial Income, Net

Financial income, net, consists primarily of interest earned on bank deposits and securities, interest paid on loans and credit from banks and gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars. Financial income (expenses), net, totaled an expense of $365,000 for 2001 compared to $140,000 of income for 2000. The change resulted primarily from financial expenses incurred on bank loans used to finance acquisitions and purchasing of fixed assets and the devaluation of net financial non-dollar assets as a result of the strengthening of the U.S. Dollar compared to the Israeli Shekel and the British Pound Sterling.

Corporate Tax Rate

Our effective tax rate was 29.4% in 2002 with a tax expense of $2.1 million and a pre-tax income of $7.2 million. In 2001 our tax expense amounted to $706,000 with a pre-tax income of $4.5 million, an effective tax rate of 15.5%. In 2000 we suffered a pre-tax loss of $1.8 million and our tax expenses amounted to $124,000. These low tax rates are primarily a result of the fact that our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959, pursuant to which we are entitled to an alternate package of tax benefits.  We have derived, and expect to continue to derive, a portion of our income from approved enterprise investments. Under the approved enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investments.  We are also entitled to certain tax exemptions in connection with our approved enterprise investments. There could be no assurance that such tax benefits will be available for us in the future at all or at their current levels.

Minority Interest in Losses of Subsidiaries

This amount reflects our pro rata minority share in losses of our subsidiaries. For 2001, the minority interest in losses of our subsidiaries was $205,000, compared to $145,000 for 2000.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of our last eight quarters and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our audited consolidated financial statements included elsewhere in this annual report. The operating results for any quarter are not necessarily indicative of results for any future period.

Consolidated Statement of Income Data (unaudited)

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002

Revenues:
Product sales	$8,221	$8,346	$8,843	$8,923	$9,356	$10,144	$13,210	$14,570
Services and projects	6,035	6,157	6,213	6,548	6,875	7,108	7,214	7,976

Total revenues	14,256	14,503	15,056	15,471	16,231	17,252	20,424	22,546
Cost of revenues:
Cost of product sales	1,910	1,663	1,711	1,851	1,998	2,063	3,697	4,212
Cost of services and projects	2,109	2,209	2,285	2,228	2,320	2,381	2,619	2,882

Total cost of revenues	4,019	3,872	3,996	4,079	4,318	4,444	6,316	7,094

Gross profit	10,237	10,631	11,060	11,392	11,913	12,808	14,108	15,452
Operating expenses:
Research and development expenses, net	(3,619)	(3,603)	(3,636)	(3,713)	(3,966)	(4,079)	(4,341)	(4,650)
Sales and marketing expenses, net	(3,410)	(3,571)	(3,692)	(3,833)	(4,058)	(4,140)	(4,604)	(5,309)
General and administrative expenses, net	(2,746)	(2,952)	(3,163)	(3,202)	(2,624)	(2,821)	(3,117)	(3,954)
Other general income (expenses), net	3	(18)	3	29	20	(4)	(47)	1,074

Total operating expenses	9,772	10,144	10,488	10,719	10,628	11,044	12,109	12,839

Operating income (loss)	465	487	572	673	1,285	1,764	1,999	2,613
Financial income (expenses), net	(367)	69	(73)	6	(238)	(36)	(166)	(59)
Gain arising from issuance of shares by a subsidiary	2,391	824
Other expenses		(501)

Income (loss) before income taxes	2,489	879	499	679	1,047	1,728	1,833	2,554
Income taxes	2	210	253	241	393	413	549	748

Income (loss) before minority interests	2,487	669	246	438	654	1,315	1,284	1,806
Minority interest in losses (profits) of subsidiaries	(285)	177	116	197	165	56	320	33

Net income (loss)	$2,202	$846	$362	$635	$819	$1,371	$1,604	$1,839

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002

Earnings (loss) per share:
Basic	$0.19	$0.07	$0.03	$0.06	$0.07	$0.12	$0.13	$0.15

Diluted	$0.18	$0.07	$0.03	$0.05	$0.06	$0.11	$0.13	$0.15

Weighted average number of shares used in computation of earning per share:
Basic	11,319	11,371	11,523	11,536	11,740	11,894	11,993	11,997
Diluted	11,827	12,108	12,271	12,427	12,622	12,560	12,291	12,133

As a Percentage of Total Revenues (unaudited)

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002

Revenues:
Product sales	57.7%	57.5%	58.7%	57.7%	57.6%	58.8%	64.7%	64.6%
Services and projects	42.3	42.5	41.3	42.3	42.4	41.2	35.3	35.4

	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of product sales	13.4	11.5	11.4	12.0	12.3	12.0	18.1	18.7
Cost of services and projects	14.8	15.2	15.2	14.4	14.3	13.8	12.8	12.8

Total cost of revenues	28.2	26.7	26.6	26.4	26.6	25.8	30.9	31.5

Gross profit	71.8	73.3	73.4	73.6	73.4	74.2	69.1	68.5
Operating expenses:
Research and development expenses, net	(25.4)	(24.8)	(24.1)	(24.0)	(24.4)	(23.6)	(21.3)	(20.6)
Sales and marketing expenses, net	(23.9)	(24.6)	(24.5)	(24.8)	(25.0)	(24.0)	(22.5)	(23.5)
General and administrative expenses	(19.3)	(20.4)	(21.0)	(20.7)	(16.2)	(16.4)	(15.3)	(17.5)
Other general income (expenses), net		(0.1)		0.2	0.1		(0.2)	4.8

Total operating expenses	68.6	69.9	69.6	69.3	65.5	64.0	59.3	56.8

Operating income (loss)	3.2	3.4	3.8	4.3	7.9	10.2	9.8	11.7
Financial income (expenses), net	(2.6)	0.5	(0.5)		(1.5)	(0.2)	(0.8)	(0.3)
Gain arising from issuance of shares by a subsidiary	16.8	5.7
Other expenses		(3.5)

Income (loss) before income taxes	17.4	6.1	3.3	4.3	6.4	10.0	9.0	11.4
Income taxes	—	1.4	1.7	1.6	2.4	2.4	2.7	3.3

Income (loss) before minority interests	17.4	4.7	1.6	2.7	4.0	7.6	6.3	8.1
Minority interest in losses (profits) of subsidiaries	(2.0)	1.1	0.8	1.3	1.0	0.3	1.6	0.1

Net income (loss)	15.4	5.8	2.4	4.0	5.0	7.9	7.9	8.2

B. Liquidity and Capital Resources

We had cash and cash equivalents of approximately $28.4 million, $9.2 million and $14.5 million as of  December 31, 2002,  2001 and 2000, respectively.  Our total current financial balances including cash and cash equivalents, short-term bank deposits and marketable securities amounted to approximately $31.5 million, $27.4 million and $21.7 million as of December 31, 2002, 2001 and 2000, respectively.  As of December 31, 2002, we had approximately $3.0 million in marketable securities.

Net cash provided by operating activities was approximately $10.1 million in 2002. Net cash provided by  operating activities in 2001 was approximately $5.6 million. Net cash used in operating activities in 2000 was approximately $8.9 million.

Net cash provided by investing activities was approximately $11.1 million, in 2002. Net cash used in investing activities in 2001 was approximately $15.5 million, and net cash used in 2000 was approximately $7.8 million. Net cash provided by investing activities in 2002 was primarily attributable to maturity of short-term bank deposits and proceeds from the sale of a dealership activity in the United States, net of investments in marketable securities and acquisitions of fixed assets.

Net cash used in financing activities in 2002 was $1.9 million, primarily attributable to repayment of long term bank loans net of proceeds from issuance of share capital with regard to options exercised by employees. In 2001 and 2000, net cash provided by financing activities was approximately $4.6 million and $16.0 million, respectively, primarily attributable to a long term bank loan received and in 2001 also to proceeds from the issuance of shares of a subsidiary to a third party.

Our capital expenditures (consisting of the purchase of fixed assets, and from acquisitions of subsidiaries consolidated for the first time in 2000) were $1.7 million, $2.2 million and $10.1 million in 2002, 2001 and 2000, respectively.

In June 1998, we entered into a mortgage with Bank Leumi for approximately $2.5 million to finance the purchase of our Ra’anana facility.  As of December 31, 2002, the outstanding principal balance of this bank loan was approximately $1.8 million.  The mortgage bears interest annually at the London Interbank Offered Rate plus 0.675%.  The mortgage is secured by a lien on the property underlying the mortgage.

In January 2000, we entered into an additional mortgage with Bank Leumi for approximately $1.7 million to finance additional office space in the same building in Ra’anana.  As of December 31, 2002, the outstanding principal balance of this bank loan was approximately $700,000.  The mortgage bears interest annually at the London Interbank Offered Rate plus 0.45%.  The mortgage is secured by a lien on our securities portfolio.

Additional loans we received which were used primarily to finance recent acquisitions and to some extent also current operations:

In August 2000, we borrowed $10.0 million from Bank Leumi.  Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of December 31, 2002, the outstanding principal balance of this bank loan was approximately $5.5 million.

In December 2000, we borrowed $5.0 million from the United Mizrahi Bank.  Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of December 31, 2002, the outstanding principal balance of this bank loan was approximately $2.75 million.

In December 2001, we borrowed a loan denominated in New Israeli Shekels from Bank Leumi in the amount of $2.3 million.  Borrowings under this loan bear interest at the Prime Rate minus 0.3%. As of December 31, 2002, the outstanding principal balance of this bank loan was $2.1 million.

In April 2002, we borrowed a loan denominated in New Israeli Shekels from Bank Leumi in the amount of $824,000.  Borrowings under this loan bear interest at a fixed rate of 6.9%. As of December 31, 2002, the outstanding principal balance of the loan was its original balance, which was repaid at maturity in April 2003.

In April 2002, we borrowed a loan denominated in New Israeli Shekels from Bank Hapoalim in the amount of $1.06 million.  Borrowings under this loan bear interest at the Prime Rate minus 0.7%. As of December 31, 2002, the outstanding principal balance of the loan was its original balance, which is to be repaid at maturity in July 2003.

In April 2002, we borrowed a loan denominated in British Pounds Sterling from Bank Leumi in the amount of $888,000.  Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.8%. As of December 31, 2002, the outstanding principal balance of the loan was its original balance, which was repaid at maturity in April 2003.

Other then one foreign currency forward contract described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.  We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities.  We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks.  We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. We perform ongoing credit evaluations of our customers and we generally do not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities “ (“FAS 133”).

During 2002, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2,318,000.  The fair value of that contract as of December 31, 2002 reflects a liability in the amount of $89,700, which was charged to financial expenses.

The following table presents further information relating to our liquidity:

Contractual Obligations (U.S. dollars in thousands) *	Total	Less than 1 year	1-3 years	4-5 years

Long-Term Debt (including current maturities)	15,792	10,003	5,618	171
Capital Lease Obligations with regard to offices and facilities	3,692	1,072	1,640	980

* See also the notes to our consolidated financial statements attached at Item 18 to this annual report, and in particular, Notes 5 and 7 thereto.

Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Market Risk

For information on our market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

C. Research and Development, Patents and Licenses

We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves.  As a result, we plan to continue to devote a significant portion of our personnel and financial resources to research and development, particularly in connection with our out-sourcing and e-marketplace initiatives.

As of December 31, 2002, our research and development staff consisted of 285 employees.  Our research and development expenses were $17.0 million in 2002, $14.6 million in 2001 and $12.1 million in 2000.

From time to time we participate in programs of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel.  A budget of approximately $1.1 million of grants was approved to us under these programs during 2002 and grants of approximately $2,491,000 were received by us through 2002, of which $311,000 has been repaid through a mandatory royalty based on revenues from products developed with these grants.  This support is conditional upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program.

We expect our research and development expenses to grow as we hire additional personnel to develop new products, and upgrade our existing products.

Grants from the Office of the Chief Scientist; Recent Amendment

Office of the Chief Scientist

Under the law for the Encouragement of Industrial Research and Development, 1984 (the ’’Research and Development Law’’), research and development programs that meet specified criteria and are approved by a committee of the Chief Scientist, are eligible for grants of up to 50% of the program’s expenses, as defined by the committee. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist bear annual interest at a rate equal to LIBOR for twelve months.

Generally, the Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government shall take place in Israel. It also provides that know-how from the research and development that is used to produce the product, may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development.

However, under the Regulations, in the event that any of the manufacturing volume is not performed in Israel, if approved by the Chief Scientist, we would be required to pay an increased royalty and the payback sum is 120%, 150% or 300% of the grant if the manufacturing volume that is performed outside of Israel is less than 50%, between 50% and 90% and more than 90%, respectively.

In November 2002, the Israeli parliament approved an amendment to the Research and Development Law.  The amendment became effective on April 1, 2003.

As opposed to the Research and Development Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the Research and Development Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel.  This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the Research and Development Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the Research and Development Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development.  The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures.  This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

The amendment to the Research and Development Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient.  The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, absent an exemption, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The proposed amendment to the Research and Development Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time.

Our research and development expenses were reduced by grants from the Office of the Chief Scientist which we recorded in the amounts of $1 million in 2001, and $755,000 in 2002.  Of our total research and development expenses, these grants accounted for 6.4% in 2001 and 4.2% in 2002.  Under Israeli law, royalties on revenues derived from sales of products and services developed using grants from the Chief Scientist are payable to the Israeli government, generally at the rate of 3% during the first three years, 4% over the following three years, and 5% in or after the seventh year.  As of December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $2.37 million.

The funds available for Office of the Chief Scientist grants were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

D. Trend Information.

We do not have relevant trend information.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors.

Name	Age	Position

Barry Shaked	46	President, Chief Executive Officer and Chairman of the Board
Danny Moshaioff	56	Executive Vice President, Chief Financial Officer
Avinoam Bloch	46	Executive Vice President, Products
Yoni Stutzen	51	Vice President, International Sales
Saul Simon	50	Vice President, Marketing and Business Development
Alon Goetz	44	Vice President, Development
Larry Susman	42	Vice President, Israeli operations
Jeff Yelton	44	Chief Executive Officer, Retalix USA
Eli Spirer	47	Executive Vice President, US Operations, Retalix USA
Pat Ervin	47	Executive Vice President, Sales, Retalix USA
Elhanan (Elli) Streit	63	External Director
Ilan Horesh	51	External Director
Orly Eshkar	44	Director
Brian Cooper	47	Director
Ian O’Reilly	54	Director
Amnon Lipkin-Shahak	59	Director

Barry Shaked is one of our founders and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in April 1982.  From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces.  He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

Danny Moshaioff has served as an Executive Vice President and our Chief Financial Officer since December 1999.  From July 1997 to December 1999, Mr. Moshaioff served as Chief Financial Officer of Blue Square ISR and from September 1995 to June 1997, he served as General Manger of Mashbir Mazon.  Mr. Moshaioff received a B.A. in Economics and Statistics from the Hebrew University in 1970 and an M.B.A. from New York University in 1972.

Avinoam Bloch has served as our Executive Vice President, Products since January 2002. During 2000, Mr. Bloch served as Executive Vice President, Operations.  From February 1993 to January 2000, Mr. Bloch served as Vice President, Engineering responsible for Israeli markets and new technology software development.  From December 1988 to January 1993, Mr. Bloch served as a Product Manager for Wincor-Nixdorf and Wincor-Nixdorf Italy.  He served as a Programmer and Product Manager from January 1986 to December 1998.  Mr. Bloch served as an officer in the Israeli Defense Forces from 1975 to 1979.  Mr. Bloch received a B.Sc. in Computer Science and Mathematics from the Hebrew University in 1993.

Yoni Stutzen has served as our Vice President, International Sales since December 1998.  He served as our Vice President, Marketing from August 1994 through December 1998.  Mr. Stutzen served as a Marketing Manager for Manof Communications from January 1985 to July 1994 and as international SWIFT systems manager for Bank Hapoalim from January 1980 until December 1984.  Mr. Stutzen received a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology in 1974.

Saul Simon has served as our Vice President, Marketing and Business Development since November 1997.  Mr. Simon served as Vice President, U.S. Activities for Adapt Technologies from March 1993 to June 1997.  Mr. Simon received a B.Sc. in Computer Science and Mathematics from Tel Aviv University in 1982.

Alon Goetz has served as our Vice President, Development since November 1999.  Mr. Goetz served as our Vice President, Supermarket Systems from August 1997 to October 1999.  Prior to August 1997, Mr. Goetz was a manager in charge of product development oversees.

Larry Susman has served as our Vice President, in charge of operations in Israel, since October 2002. Prior to this position and since November 2001, Mr. Susman was our Vice President in charge of the Tesco account. Mr. Susman served as a senior account manager for the Tesco account since 1999, and as a senior project manager since 1997. Between 1991 and 1997, Mr. Susman served in various sales positions within Denel Informatics Pretoria South Africa.

Jeff Yelton has served as Chief Executive Officer of Retalix USA, since July 2002. Between November 1995 and June 2002, Mr. Yelton served in a variety of senior positions with Kyrus Corporation, including Director of Sales, Vice President of Sales and Marketing, and Executive Vice President of Strategy and Business Development. Between September 1993 and October 1995, Mr. Yelton served in a variety of positions within the sales and operations areas with IBM Corporation. Mr. Yelton received a B.S. degree in Business Administration from the University of North Carolina in 1981.

Eli Spirer has served as our Executive Vice President, US Operations, of Retalix USA since January 2002. During 2000 and 2001, Mr. Spirer served as Vice President, Customer Service.  Mr. Spirer served as Vice President for Strategic Development of Retalix USA, managing the supermarket business and strategic alliances from August 1996 to December 1999.  From January 1992 to July 1996, Mr. Spirer served as our Vice President for International Development.  After serving in the Israeli Defense Forces from 1974 to 1977, Mr. Spirer graduated from the Technion, Israel Institute of Technology in 1981.

Patrick Ervin has served as our Executive Vice President of Sales and Marketing, Retalix USA, since August 2002.  Prior to joining Retalix USA, Mr. Ervin served as President of Lyceum Interactive.  Mr. Ervin worked for IBM Corporation for over 25 years, where he held various sales management and product development positions in the USA.  Mr. Ervin has over 20 years experience working with large retailers in the United States, including Wal-Mart, The Limited, Albertsons, and Supervalu.

Elhanan (Elli) Streit has served as an external director since March 2000.  Since January 1999, Mr. Streit has been a managing director of PFM International Access Limited.  Mr. Streit served as the Director of the Friends Association at the Israel Museum from July 1996 through July 1998 and as a managing director at Dizengoff West Africa from August 1991 through January 1996.  He received a B.A. in Economics and Political Science from the Hebrew University in 1963 and an M.B.A. from the Wharton School at the University of Pennsylvania in 1965.

Ilan Horesh has served as an external director since March 2000.  Since November 1998, Mr. Horesh has been a director of Value Added Services – Marketing Division at Pelephone Communications Ltd.  From December 1997 to November 1998, Mr. Horesh was CEO at Shefa – The Customers Club of Maccabi Health Services and, from January 1994 to December 1997, Mr. Horesh was a planning and development executive at PAZ Oil Corporation.  He received a B.A. in History from Tel Aviv University in 1984, an M.A. in Political Science from Haifa University in 1990 and an M.A. in Business Management from Tel Aviv Management College in 1996.

Orly Eshkar has served as a director since September 2000.  Ms. Eshkar has been our Senior Systems Analyst since April 2000.  From May 1985 to February 2000, Ms. Eshkar was a Senior Systems Analyst at Advanced Technology Limited.  She received an M.A. in Computer Sciences from The Barry University in Italy in 1985 and a B.A. in Computer Science from The Barry University in Italy in 1983.

Brian Cooper has served as a director since August 1984.  From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations.  Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999.  From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer.  Mr. Cooper received a B.A. in Economics from Haifa University in 1977.

Ian O’Reilly has served as a director since October 2000.  Mr. O’Reilly serves as a director of e-Daily  and The Cambridge Building Society and served as a Group IT Manager at Tesco Stores Ltd. between 1991 and 2000.  He received a British Computer Society Qualification from the Cambridge College of Arts and Technology in 1972.

Amnon Lipkin-Shahak has served as a director since April 2002.  Since May 2001, Mr. Lipkin-Shahak has served as the chairman of the board in the TAHAL Group, and as a director in the Kardan Group, Granit Hacarmel and NILIT, and as the chairman of the Bountiful Israel Council. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During most of this period, Mr. Lipkin-Shahak served as a cabinet minister in charge of transport (between July 2000 and March 2001) and in charge of tourism (between July 1999 and July 2000). In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service in the Israeli army.

B. Compensation

The aggregate accrued compensation of all 16 persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2002, was approximately $1.72 million. This amount includes pension, retirement and similar benefits in the aggregate amount of $150,000.  This does not include amounts expensed by the Company for business travel, professional and business associated dues and business expense reimbursements.

Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.  An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

Our external directors receive annual compensation of approximately $7,600 each and in addition approximately $280 per board meeting or per board committee meeting in which they participate, and approximately $170 per such meeting by telephone in which they participate.

In addition, Mr. Barry Shaked, our Chief Executive Officer, is entitled to receive a bonus based on our attainment of certain performance milestones.  For the first million dollars of our net income earned, he is entitled to receive a bonus of $65,000.  For each subsequent million dollars of our net income, he is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, reaching a low of $35,000 for seven million dollars of net income and for each million dollars earned thereafter.

Under his current employment conditions, Mr. Shaked is entitled to receive options equal to 1.0% of our outstanding ordinary shares annually. According to this arrangement, in January of 2002, Mr. Shaked was granted options to purchase a total of up to 117,212 of our ordinary shares at an exercise price of $16.43 per share.  One-third of these options is exercisable from January 1, 2003, and the remaining two-thirds will be exercisable in two equal portions from January 1st of each of the years 2004 and 2005.  The expiration date of these options is December 31, 2005.  According to this arrangement, Mr. Shaked is entitled to additional options to purchase a total of up to 119,999 of our ordinary shares, which was 1.0% of our outstanding ordinary shares as of December 31, 2002.

According to our employment agreement with Mr. Shaked, he is entitled to severance pay equal to one month’s salary for every year of employment. In addition, he is entitled to three months full compensation and benefits in exchange for post-termination employment, three months full compensation in exchange for post employment consulting and an additional payment equal to five months’ salary in the event of termination of employment, other than by our company for cause.

In October 2002, the shareholders of the Company approved the replacement of the employment agreement with Mr. Shaked, with a management agreement with a private company controlled by Mr. Shaked. This arrangement has not changed in any material respect the previous terms of employment, including the terms described above.

Our employment agreements with our executive officers located in Israel, including those that are also members of our board of directors, provide for standard Israeli benefits as follows: “bituach menahalim” (“managers’ insurance”) and “Keren Hishtalmut” (“educational fund”).  We make payments in this context as follows: pension - 5.0% of gross salary; severance pay - 8.33% of gross salary; loss of earning capacity - up to 2.5% of gross salary; and educational fund - 7.5% of gross salary. The total amount we expensed in 2002 under these arrangements for all executive officers as a group was approximately $150,000.

During 2002 and through May 2003, officers and directors other then our Mr. Shaked were granted options to purchase a total of 115,000 of our shares in the following terms:

Options to purchase 30,000 of our ordinary shares were granted at an exercise price of $11.53 each. One- third of these options vested on April 1, 2003, and the remaining two-thirds will vest in equal portions on April 1 of 2004 and 2005.  These options will expire on April 1, 2006.

Options to purchase 70,000 of our ordinary shares were granted at an exercise price of $8.75 each. These options vest in three equal portions on August 1 of 2003, 2004 and 2005, and will expire on April 30, 2008.

Additional options to purchase 15,000 of our ordinary shares were granted at an exercise price of $8.75 each. These options vest in three equal portions on January 1 of 2004, 2005 and 2006, and will expire on April 30, 2008.

As of May 31, 2003, all our directors and executive officers as a group, held options to purchase an aggregate of 1,404,743 shares under our stock option plans. This amount includes options to purchase an aggregate of 993,626 shares which are already vested. The exercise prices of these options range between $8.25 to $27.625, and their expiration dates range between October 1, 2004 and April 30, 2008.

C.  Board Practices

Our articles of association provide for a board of directors of not less than three and not more than ten directors.  Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who hold office for three-year terms.  Our officers serve at the discretion of the board of directors.  There are no family relationships among our directors and executive officers.

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to the Company, any individual, whether or not such person is then a member of the board of directors, to serve as an alternate director.  Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate.  The alternate director may not act at any meeting at which the director appointing him or her is present.  Such alternate may act as the alternate for several directors and have the corresponding number of votes.  Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term.  To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

No person can serve as an external director if the person’s position or other business creates or may create a conflict of interest with the person’s responsibilities as an external director.  Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election; or

•	the total number of shares of non-controlling shareholders that voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years.  Each committee of a company’s board of directors is required to include at least one external director.  Pursuant to the provisions of the Companies Law, we elected two external directors, Elhanan (Elli) Streit and Ilan Horesh.

An external director is entitled to compensation as shall be provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors and a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.  The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate courses of action.  In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties.

An interested party is defined in the Companies Law as a shareholder who holds 5% or more of a company’s issued share capital voting rights, any person or entity who has the right to designate one director or more or the general manager of the company or any person who serves as a director or as a general manager.

An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which any approval was granted.

The members of our audit committee are Ian O’Reilly, Elli Streit and Ilan Horesh.

Internal Auditor

Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee.  The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to demand that the chairman of the audit committee convene an audit committee meeting, and the internal auditor may participate in all audit committee meetings.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor is Moshe Avreham.

We have agreed to indemnify our office holders to the fullest extent permitted under Israeli law.  We have obtained directors and officers liability insurance for the benefit of our office holders.

D. Employees

As of December 31, 2002, we had 657 employees, of whom 285 employees were in research and development, 211 employees were in maintenance, support and customization, 99 employees were in sales and marketing and 62 employees were in administration.  Of these employees, 346 were based in Israel and 311 were based primarily in the United States.

As of December 31, 2001, we had 629 employees, of whom 272 employees were in research and development, 203 employees were in maintenance, support and customization, 96 employees were in sales and marketing and 58 employees were in administration.  Of these employees, 374 were based in Israel and 255 were based primarily in the United States.

As of December 31, 2000, we had 554 employees, of whom 239 employees were in research and development, 176 employees were in maintenance, support and customization, 88 employees were in sales and marketing and 51 employees were in administration.  Of these employees, 392 were based in Israel and 162 were based primarily in the United States.

None of our employees are represented by a labor union and we have not experienced a work stoppage.  We believe our relationship with our employees is good and that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

Certain provisions of the collective bargaining agreements between the Histadrut, General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare.  These provisions principally concern cost of living increases, recreation pay and other conditions of employment.  We generally provide our employees with benefits and working conditions above the required minimums.

Israeli labor laws and regulations are applicable to all of our employees in Israel.  The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.  Israeli law generally requires severance pay, which may be funded by manager’s insurance described below, upon the retirement or death of an employee or termination of employment without cause as defined in the law.  These payments amount to approximately 8.3% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Since January 1, 1995, such amounts also include payments for national health insurance.  The payments to the National Insurance Institute are approximately 14.5% of wages up to a specified amount, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

E. Share Ownership

Mr. Barry Shaked, our President, Chief Executive Officer and Chairman of our board of directors, holds, as of May 15, 2003, 1,175,715 of our ordinary shares, which equals approximately 9.69% of our current issued share capital.

Mr. Brian Cooper, a director and our former Vice President, holds, as of May 15, 2003, 1,226,203 of our ordinary shares, which equals approximately 10.11% of our current issued share capital.

Other of our directors and executive officers hold as of May 15, 2003, a total of 86,268 of our ordinary shares, which equals approximately 0.7% of our current issued share capital.

As of May 15, 2003, Mr. Shaked held options to purchase a total of up to 350,241 of our ordinary shares granted to him on January 1, 2001, January 1, 2002 and January 1, 2003 pursuant to a shareholders resolution passed on May 28, 1998, authorizing the grant to him, on January 1st of each year, and for no consideration, options to purchase one percent of our issued and paid in capital. The exercise price for each share according to this resolution will be the Nasdaq closing price on December 31st of the year ending just before the date of grant.  These options are exercisable as follows: 33% - starting one year following the date of grant; 33% - starting two years following the date of grant; and 34% - starting three years following the date of grant. The exercise of these options is subject to the relevant stock exchange regulations with regard to blocking of securities.

The above options held by Mr. Shaked were granted on the following principal terms:

Options to purchase up to 113,130 of our ordinary shares were granted on January 1, 2001, and have an  exercise price of $12.0.  Two thirds of these options are already exercisable and the rest will be exercisable from January 1, 2004. These options expire on January 1, 2005.

Options to purchase up to 117,112 of our ordinary shares were granted on January 1, 2002, and have an  exercise price of $16.43. One third of these options is already exercisable. Another third will be exercisable from January 1, 2004, and the remaining third will be exercisable from January 1, 2005. These options expire on January 1, 2006.

Vesting/expiration

Options to purchase up to 119,999 of our ordinary shares were granted on January 1, 2003, and have an  exercise price of $9.01. These options will be exercisable in three equal portions from January 1, 2004, January 1, 2005 and January 1, 2006. The expiration date is January 1, 2007.

As of May 15, 2003, other directors and executive officers had options to purchase a total of up to 1,054,502 of our ordinary shares under our Second 1998 Share Option Plan (which is described below), as follows:

Options to purchase 148,000 of our ordinary shares, which are fully vested, at an exercise price of $10 each. The expiration date of these options is April 30, 2008.

Options to purchase 289,000 of our ordinary shares, which are fully vested, at an exercise price of $14.875 each. The expiration date of these options is April 30, 2008.

Options to purchase 270,002 of our ordinary shares, which are fully vested, at an exercise price of $8.25 each. The expiration date of these options is December 31, 2004.

Options to purchase 201,000 of our ordinary shares were granted at an exercise price of $11.01 each. Two-thirds of these options are already vested. The last third of these options will vest on January 1, 2004. The expiration date of these options is September 30, 2005.

Options to purchase 1,500 of our ordinary shares, which are fully vested, were granted at an exercise price of $27.625 each. The expiration date of these options is July 31, 2004.

Options to purchase 30,000 of our ordinary shares, which are fully vested, were granted at an exercise price of $17.113 each. The expiration date of these options is October 1, 2004.

Options to purchase 30,000 of our ordinary shares were granted at an exercise price of $11.53 each. One- third of these options vested on April 1, 2003, and the remaining two-thirds will vest in equal portions on April 1 of 2004 and 2005.  These options will expire on April 1, 2006.

Options to purchase 70,000 of our ordinary shares were granted at an exercise price of $8.75 each. These options vest in three equal portions on August 1 of 2003, 2004 and 2005, and will expire on April 30, 2008.

Additional options to purchase 15,000 of our ordinary shares were granted at an exercise price of $8.75 each. These options vest in three equal portions on January 1 of 2004, 2005 and 2006, and will expire on April 30, 2008.

Our Second 1998 Share Option Plan provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants.  Unless terminated sooner, the Second 1998 Plan will terminate automatically in May 2008.  1,500,000 ordinary shares were originally reserved for issuance pursuant to the Second 1998 Plan.  An additional 1,080,000 ordinary shares were reserved for issuance under our Second 1998 Plan by our board of directors on February 27, 2000.  An additional 420,000 ordinary shares were reserved for issuance under our Second 1998 Plan by our board of directors on January 8, 2001. Additional 1,200,000 and 800,000 ordinary shares were reserved for issuance under our Second 1998 Plan by our board of directors on October 1, 2001 and on January 1,  2003, respectively. As of May 15, 2003, options to purchase 4,262,730 ordinary shares had been granted under the Second 1998 Plan, out of which options to purchase 2,888,281 (excluding options already exercised) ordinary shares were exercisable, and 737,270 ordinary shares remained eligible for future grant.  As of May 15, 2003, 719,765 options granted under our Second 1998 Plan have been exercised.

The Second 1998 Plan may be administered by our board of directors or by one or more committees of our board of directors.  Under Section 112 of the Companies Law, a committee of the board of directors may only advise our board of directors with regard to the grant of options, and the actual grant must be carried out by our board of directors.  The committee shall, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more “outside directors” within the meaning of Section 162(m) of the Code.  The plan administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise.  In addition, our board of directors has the authority to amend, suspend or terminate the Second 1998 Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the Second 1998 Plan.

Options granted under our Second 1998 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee.  Options granted under the Second 1998 Plan must generally be exercised within three months of the end of the optionee’s status as our employee or consultant or within twelve months after such optionee’s termination by death or disability, but in no event later than the expiration of the option’s ten-year term.  The exercise price of all incentive and nonstatutory share options granted under the Second 1998 Plan must be at least equal to the fair market value of our ordinary shares on the date of grant.  With respect to any participant who owns shares possessing more than 10% of the voting power of all classes of our outstanding share capital, the exercise price of any incentive share option granted must equal at least 100% of the fair market value on the grant date and the term of such incentive share option must not exceed five years.  The term of all other options granted under the Second 1998 Plan may not exceed ten years.

Our Second 1998 Plan provides that in the event we merge with or into another corporation, sell substantially all of our assets or enter into a similar transaction, each outstanding option shall be assumed or an equivalent option shall be substituted by the successor corporation.  If the outstanding options are not assumed or substituted as described in the preceding sentence, the options will terminate as of the closing.

Stock option plan of a subsidiary

On December 4, 2000, the board of directors of a subsidiary- Store Alliance.com Ltd. approved an employee stock option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 ordinary shares NIS 0.01 par value of the subsidiary are reserved for issuance upon the exercise of 270,000 options granted to some of the ours and the subsidiary’s employees. The options vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, , provided the employee is still the subsidiary’s or our employees. In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary and (3) seven years from the date of grant.

The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date will expire.

Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

270,000 options were originally granted to employees under this Subsidiary’s Plan, at exercise prices ranging from $ 0.01 per share, $5.55 per share. During 2002, 13,934 of these options were forfeited.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major Shareholders

Set forth below is information concerning shareholders holding 5% or more of our outstanding shares as of May 15, 2003.

Name of Shareholder	Number of Ordinary Shares held	Percentage of outstanding ordinary shares

Barry Shaked*	1,290,172	10.6
Brian Cooper	1,226,203	10.1
Bank Leumi Funds	1,281,739	10.6
Bank Hapoalim Funds	782,016	6.4

* Includes shares directly owned, shares held through a wholly owned company, options immediately exercisable and options exercisable within 60 days from May 15, 2003.

Our major shareholders do not have different voting rights.

In July 1998 we issued and sold 2,200,000 ordinary shares through our initial public offering on the Nasdaq National Market. In this offering, an additional 550,000 ordinary shares were sold by selling shareholders. Our ordinary shares have been traded on the Tel Aviv Stock Exchange, or TASE, since November 1994.

As of May 15, 2003, 1,625,102 of our ordinary shares were held in the United States, by 11 record holders with mailing addresses in the United States, owning an aggregate of approximately 13.3% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

In August 2000, we, together with our subsidiary, P.O.S (Restaurant Solutions) Ltd. (“P.R.S.”), filed a claim in the Tel-Aviv District Court asking for injunctions, accounts and damages (evaluated, for the purpose of court fees, at NIS 3,000,000) against two shareholders of P.R.S. who own the minority interest in P.R.S. and who were also directors and employees of P.R.S. This claim alleges that the defendants caused us severe damages due to the manner of their conduct as employees and directors of P.R.S. , and by developing software that infringes on our rights. The defendants filed a Statement of Defense. On January 2003, the District Court transferred the file to the Labor Court. We are currently preparing an appeal to this decision, which we intend to submit to the High Court of Israel within a short period of time.

On 2002 these minority shareholders of P.R.S. filled a counterclaim for the amount of $4,000,000. We are currently preparing a Statement of Defense as well as a counterclaim, which we intend to submit within a short period of time.

Our management believes that we have meritorious defenses against this claim and believes that the claim will not have a material effect on our consolidated financial statements. We are unable to estimate the outcome of these claims. No provision has been made in our consolidated financial statements in respect of these claims.

In 1998, prior to our acquisition of R.C.S., a legal claim was filed against R.C.S by  a customer, for an amount of approximately $1,300,000, which includes claims for consequential damages and loss of revenue. The customer claims that R.C.S breached its contract with the customer and fraudulently misrepresented facts about the product sold to the customer.

An additional claim was filed against R.C.S., prior to our acquisition of the company, by a dealer who sold one of R.C.S.’s  products early in 1994.  The dealer claims that promised features and enhancements were never delivered. The damages claimed in this legal action are in excess of $200,000.

These claims are handled by R.C.S.’s errors and omissions insurers. The limit of liability under our relevant errors and omissions insurance is $1,000,000 per claim and in the aggregate . The management of R.C.S. is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. We are unable to estimate the outcome of these claims. No provision has been made in our consolidated financial statements in respect of these claims.

On December 2002, a legal claim for an amount of approximately $240,000, was submitted against our subsidiary, Palm Point, by a local customer. The claim is for damages allegedly caused by services not duly provided by Palm Point. On February 2003, Palm Point filed a Statement of Defense that rejects the claim entirely.  The management of Palm Point is of the belief that Palm Point has meritorious defenses against this claim. We are unable to estimate the outcome of the claim. No provision has been made in our consolidated financial statements in respect of these claims.

Dividend Policy

In 1994 and 1995, we declared and paid cash dividends of $0.04 and $0.03 per ordinary share.  In addition, we declared dividends in 1993 of $0.08 per ordinary share, which were paid in 1994.  Since 1995, we have not declared nor paid any cash dividends on our ordinary shares.

In the event cash dividends are declared by us, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

Part of our and a number of our subsidiaries’ income is tax exempt due to the approved enterprise status granted to most of the production facilities.  Currently our policy is to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends. See also note 9g to the notes to our consolidated financial statements attached to this annual report.

Payment of future dividends, if any, will be at the discretion of our board of directors and the audit committee thereof and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

B.  Significant Changes

No significant change has occurred since December 31, 2002, except as otherwise disclosed in this annual report.

ITEM 9 - THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “RTLX” since July 10, 1998.  The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq National Market.

	High	Low

1998	7.69	3.38
1999	15.13	6.50
2000	30.63	11.88
2001	17.20	8.25
2002	17.00	8.72
2001:
First Quarter	$14.25	$8.25
Second Quarter	16.00	9.13
Third Quarter	17.20	11.01
Fourth Quarter	16.43	13.41
2002:
First Quarter	$17.00	$12.10
Second Quarter	13.35	10.15
Third Quarter	12.49	9.40
Fourth Quarter	11.70	8.72
2003:
First Quarter	$11.45	$8.75

Most recent six months:
May 2003	16.27	14.25
April 2003	14.53	11.54
March 2003	11.45	10.15
February 2003	10.90	9.08
January 2003	9.74	8.75
December 2002	11.70	9.00

On June 25, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $15.75 per share.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the TASE.  The quotations represent the dollar equivalent of the high and low prices for each quarter in NIS based on the representative rate of exchange published by the Bank of Israel for the date on which the high or low price in NIS occurred.

	High	Low

1998	9.79	3.37
1999	14.62	6.47
2000	31.25	10.83
2001	17.02	8.50
2002	17.19	8.66
2001:
First Quarter	$14.10	$8.50
Second Quarter	15.73	9.17
Third Quarter	17.02	11.60
Fourth Quarter	16.26	11.85
2002:
First Quarter	$17.19	$12.21
Second Quarter	13.26	10.21
Third Quarter	12.29	9.44
Fourth Quarter	11.53	8.66
2002:
First Quarter	$11.29	$9.09

Most recent six months:

May 2003	16.23	14.27
April 2003	14.73	11.46
March 2003	11.29	10.21
February 2003	10.75	9.09
January 2003	9.67	9.13
December 2002	11.53	9.05

On June 25, 2003, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was $15.86 per share.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ordinary shares are quoted on the Nasdaq National Market under the symbol “RTLX”, and are quoted on the Tel Aviv Stock Exchange under the symbol “RETALIX”.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our memorandum of association and articles of association were amended on May 10, 2001.  The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

We were first registered with the Israeli Registrar of Companies on March 5, 1982, as a private company.  On November 7, 1994, we became a public company, and were assigned Public Company Number 520042029.

Objects and Purposes

Our objects and purposes include a wide variety of business purposes, and are set forth in detail in Section 2 of our memorandum of association, previously filed with the Securities and Exchange Commission.

We are authorized to issue 25,000,000 ordinary shares par value NIS 1.0 per share, of which 12,127,644 ordinary shares were outstanding as of May 15, 2003.

Directors

According to our articles of association, our board of directors is to consist of not less than three and not more than ten directors, such number to be determined by a resolution of our shareholders.

Election of Directors

Directors, other than external directors, are elected by our shareholders at our annual general meeting of shareholders, or by our board of directors.  In the event that any directors are appointed by our board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following the appointment.  Our shareholders may remove a director from office under certain circumstances.  There is no requirement that a director own any of our shares.  Directors may appoint alternate directors in their stead.

Remuneration of Directors

Directors’ remuneration is subject to the approvals required under the Companies Law.

Powers of the Board of Directors

Our board of directors may resolve to take action by a resolution approved by a vote of a simple majority of the directors then in office and lawfully entitled to participate in the meeting and vote on the matter and who are present when such resolutions is put to a vote and voting thereon, provided that a quorum is constituted at the meeting.  A quorum at a meeting of our board of directors requires the presence, in person or by any other means of communication by which the directors can hear each other simultaneously, of at least three of the directors then in office and who are lawfully entitled to participate in the meeting and vote on the matters brought before the meeting.  Our board of directors may elect one director to serve as the Chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director.

The oversight of the management of our business is vested in our board of directors, which may exercise all such powers and do all such acts as we are authorized to exercise and do, and are not, by the provisions of our articles of association or by law, required to be exercised or done by our shareholders. Our board of directors may, in its discretion, cause our company to borrow or secure the payment of any sum or sums of money for the purposes of our company, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the our property, both present and future, including our uncalled or called but unpaid capital for the time being.

Dividends

Our board of directors may from time to time declare and cause the payment of dividends as it views justified. Dividends may be paid in assets or shares, debentures, or debentures stock of our company or of other companies. Our board of directors may decide to distribute our profits among our shareholders. Dividends that remain unclaimed after seven years will be forfeited and returned to our company. Unless there are shareholders with special dividend rights, any dividend declared will be distributed among our shareholders in proportion to their respective holdings of our shares for which the dividend is being declared.

Redeemable Shares

Our articles of association allows us to create redeemable shares, but at the present time, we do not have any redeemable shares.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.   The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.

The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors.  Under the Companies Law, director’s compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

Conflict of Interest

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.  In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

Under Israeli law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest.  A transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

Changing the Rights Attached to Shares

We may only change the rights of shares with the approval of a majority of the holders of that class of shares present and voting at the separate general meeting called for that class of shares. An enlargement of a class of shares is not considered changing the rights of such class of shares.

Shareholders Meetings

We have two types of shareholders meetings: the annual general meetings and special general meetings.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene a special general meeting whenever it sees fit, at any place within or outside of the State of Israel.

A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in our company (or any higher percentage which may be required under applicable rules and regulations). If there is no quorum within half an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to.  At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum.

Every ordinary share entitles the holder thereof to one vote.  A shareholder may vote in person or by proxy, or if the shareholder is a corporate body, by its representative.

Duties of Shareholders

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  The shareholder approval must be by a majority vote, provided that either:

•

at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as in certain shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

•

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•

authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. We have obtained director’s and officer’s liability insurance.

Anti-Takeover Provisions; Mergers and Acquisitions

The Companies Law provides for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party.  Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer.  These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter.  In addition to shareholder approval, court approval of the transaction is required, which entails further delay.

The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company.  In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and other company, less favorably than U.S. tax laws.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

C. Material Contracts

Other then in the ordinary course of business, we did not enter into any material contracts in the past two years.

D. Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions.  However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E. Taxation

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

U.S. TAXATION

Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares.  A U.S. holder is a holder of ordinary shares that is:  (1) an individual citizen or resident of the United States, (2) a corporation created or organized under the laws of the United States or any political subdivision thereof, or (3) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person.  This summary is for general information purposes only and does not purport to be a comprehensive description of all of the federal income tax considerations that may be relevant to a decision to purchase ordinary shares.  This summary generally considers only U.S. holders that will own ordinary shares as capital assets.  Except to the limited extent discussed below, this summary does not consider the United States tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances.  In particular, this discussion does not address the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively at any time, stock representing10% or more of our voting power, U.S. holders holding the ordinary shares as a hedge or as part of a hedging, straddle or conversion transaction, and certain U.S. holders, including, without limitation, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax who may be subject to special rules not discussed below.  Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of United States federal gift or estate taxes or any aspect of state, local or non-United States tax laws.  Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific United States federal income tax consequences in the applicable state to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future.  In the event that we do pay dividends, and subject to the discussion under the headings “–Passive Foreign Investment Companies” and “–Foreign Personal Holding Company” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares on the date the distribution is required to be included in the U.S. holder’s income to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain.  Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts.  Corporate holders generally will not be allowed a deduction for dividends received.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property, distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom.  Cash distributions paid by us in NIS will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value.  If the U.S. holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.  Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares.  One such rule generally limits the amount of allowable foreign tax credits in any year to the amount of regular U.S. tax liability for the year attributable to foreign taxable income.  This limitation on foreign taxes eligible for the foreign tax credit is calculated separately with respect to specific classes of income.  Also, this limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income.  A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property.  Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above.  A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued.  The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.  U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

Except as provided under the passive foreign investment company or foreign person holding company rules, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency).  The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

Gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes.  A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income under recently-finalized regulations.  However, those regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss.  The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, if:

•

75% or more of our gross income, including the pro rata share of our gross income for any company, United States or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

•

at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from national principal contracts.  Cash is treated as generating passive income.

If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund (the QEF election), or who has not elected to mark the stock to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares.  In addition, when stock of a PFIC is acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain is recognized by the decedent.  Indirect investments in a PFIC may also be subject to special tax rules.

The PFIC rules above would not apply to a U.S. holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements.  Instead, each U.S. holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain.  In general, a QEF election is effective only if we make available certain required information.  The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the Internal Revenue Service.  Although we have no obligation to do so, we intend to notify U.S. holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. holders to consider whether to make a QEF election.  In addition, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election.  U.S. holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.  If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We believe that we are not a PFIC for 2002.  The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets in which are relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election.  U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Foreign Personal Holding Company

Under certain circumstances, the Internal Revenue Code also provides for the current payment of tax by U.S. holders with respect to undistributed income of a foreign corporation in which they own interests.  If we or any of our non-U.S. subsidiaries is a foreign personal holding company, or FPHC, for a taxable year, each U.S. holder who sold ordinary shares on the last day of our taxable year or, if earlier, the last day of the year in which a required ownership test is met, is required to include in gross income as a deemed dividend its pro rata portion of our undistributed income even if no cash dividend is actually paid.  In such case, the U.S. holder is generally entitled to increase its tax basis in the ordinary shares by the amount of the deemed dividend.  In a situation where there is an overlap of income inclusion under both the PFIC and FPHC regimes, the FPHC rules will take precedence.  The FPHC rules, however, only apply in cases in which five or fewer U.S. holders own directly, indirectly or constructively 50% or more of the stock of the foreign corporation.  Accordingly, we do not expect that the FPHC provisions will apply to ownership of our ordinary shares.  In the event, however, that our ownership changes and U.S. holders acquire control of us, these rules would apply.

Backup Withholding

A U.S. holder may be subject to backup withholding at a rate of 31% with respect to cash dividend payments and proceeds from a disposition of ordinary shares.  In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures.  Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.  Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

Except as provided below, a taxpayer that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, an ordinary share.

A non-U.S. holder may be subject to U.S. federal income or withholding tax on the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States; or (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. holders will not be subject to the 31% rate of backup withholding with respect to the payment of dividends on ordinary shares unless payment is made through a paying agent, or office, in the United States.  After January 1, 2001, however, if payment is made in the United States or by a U.S. related person, non-U.S. holders will be subject to backup withholding.  In general, if a non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption, the non-U.S. holder will not be subject to backup withholding.  A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally will be subject to backup withholding at a rate of 31% on the payment of the proceeds from the disposition of ordinary shares to or through the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.  Non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.  After January 1, 2001, however, non-U.S. holders will be subject to backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of ordinary shares effected outside the United States if the broker is a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Taxation of our US subsidiaries

The following summary describes our organizational structure in the United States and the applicable income taxes.

We operate in the United States through several corporations.    Retalix Holdings, Inc. (“Retalix USA Holdings”) is the US parent, which is wholly-owned by Retalix Ltd. in Israel.  Retalix USA Holdings owns 100% of the stock of several US corporations – Retalix USA Inc., RCS and BASS (BASS - through Retalix USA Inc.) and 50.01% of a US limited liability company – StoreNext USA.

Retalix USA Holdings has elected to file United States income tax returns on a consolidated company basis.   Income taxes are imposed on the taxable income of the US consolidated group at progressive income tax rates ranging from 15% to 35%.  The corporation is subject to the same US income tax rates on capital gain income.

The United States companies are subject to state income/franchise taxes in the states in which they do business.  Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.  It also discusses Israeli tax consequences material to persons purchasing our ordinary shares.  To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation.  The summary is not intended, and should not be construed, as specific professional advice and does not exhaust all possible tax considerations.  Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the “Tax Reform”, came into effect. The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. In addition, the tax reform enables a carryforward of capital losses generated in 1996 and onwards without any time restrictions;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of its income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his/her holdings in such corporation, as if such income were distributed to him/her as a dividend;

•

Imposition of capital gain tax on capital gains, realized by individuals beginning January 1, 2003, from the sale of shares of publicly traded companies in the Tel-Aviv Stock Exchange (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Taxation of Shareholders Capital Gains Tax” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

•

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel

General Corporate Tax Structure in Israel

Most Israeli companies are subject to corporate tax at the rate of 36% of their taxable income (and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003).  However, as in our case, the rate is effectively reduced for income derived from an Approved Enterprise, as set forth below.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  Its features, which are material to us can be described as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of it’s Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation.  The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the “Investment Center”), be designated as an Approved Enterprise. Such approvals may be granted only for applications to be submitted until December 31, 2003. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.  The tax benefits from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.  An Approved Enterprise is entitled to benefits, including Israeli Government cash grants, which are made available if it is located in a government designated development area, and/or tax benefits.  As discussed below, our production facilities have been granted Approved Enterprise status.

Taxable income derived from an Approved Enterprise within the benefit period, and subject to compliance with the conditions for approval as disclosed below is subject to a reduced corporate tax rate of 25% rather than the usual rate of 36%..  The benefit period is ordinarily seven years, or ten years for a company whose foreign investment level as defined below exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier.

That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its combined share capital including loans from shareholders (in terms of shares, rights to profits, voting and appointment of directors)  is owned by non-Israeli residents.  The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more.  The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. Such tax rates, are applicable only to a foreign investors company that submitted an application for the grant of Approved Enterprise status prior to December 31, 2003.

In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.  A company may elect to forego entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of between two and ten years, depending upon the geographic location within Israel and the type of the Approved Enterprise.  Upon expiration of the exemption period, the Approved Enterprise is eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the applicable benefit period.  We participate in the Alternative Benefits Program.  There can be no assurance that this benefit program will continue to be available or that we will continue to qualify for benefits under the current program.

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investors’ company without any time limitations.  This tax must be withheld at source by the company paying the dividend.  A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program, of up to 25%.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Our production facilities have been granted Approved Enterprise status under the Investment Law.  In respect of income derived from each of our Approved Enterprises, we are entitled to reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier).

We have six Approved Enterprises.  One of our Israeli subsidiaries has one Approved Enterprise.  Income derived from our Approved Enterprise is tax exempt during the first two years of the seven year tax benefit period mentioned above (except for one of our Approved Enterprises which is tax exempt during a period of four years), and is subject to a reduced tax rate of 25% during the remaining years of benefits.
The periods of benefits relating to three of our Approved Enterprises have already expired.  The periods of benefits relating to our other Approved Enterprises will expire in 2003 and 2005.  The period of benefits for our Israeli subsidiary with Approved Enterprises has not yet commenced (restricted to the year 2010).
Since we participate in the Alternative Benefits Program, in the event we distribute dividend from income that is tax exempt, as described above, we would have to pay up to 25% tax (depending on our foreign investment level, as defined above) in respect of the amount distributed.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval.  In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest.  We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law.  According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies, among others:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	accelerated depreciation rates on equipment and buildings;

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Shareholders Capital Gains Tax in Israel

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus. A nonresident that invests in taxable assets with foreign currency may elect to calculate the inflationary amount in that foreign currency.
Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969.  We believe that we currently qualify as an Industrial Company, but no assurance can be given that we will continue to qualify as an Industrial Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in: (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”); or (ii) subject to a necessary determination by the Israeli Minister of Finance, Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel; or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel.  This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).
 The tax basis of shares acquired prior to January 1, 2003, with respect of which the shareholders had been exempt from capital gains tax prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.
Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, except when assets are attributable to an Israeli permanent establishment of the foreign resident, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel, provided that such capital gains are not derived by a permanent establishment of the foreign resident in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.
In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.)

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident, or a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless (i) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (ii) the capital gains from such sale can be treated as business income allocated to a permanent establishment in Israel.  A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents on Receipt of Dividends

Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%.  However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments, 1959, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.  When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates. We have only limited involvement with derivative financial instruments. From time to time we carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133. During 2002, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of dollars of approximately $2,318,000. The fair value of that contract as of December 31, 2002 reflects a liability in the amount of $89,700, which was charges to financial expenses.

Other then foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2002

(In thousands, except percentages)

		Maturity

		2003	2004	2005	2006	2007	2008	2009	2010	Total book value	Total fair value

Corporate securities bearing fixed interest rate	Book value	$2,596	$243	$98	$1,377	$153	$305	$197	$195	$5,164	$5,161
	WAYM *	8.97%	8.10%	5.24%	6.21%	5.37%	5.78%	5.41%	6.40%	7.60%

Dollar linked money market funds and deposits	Book value	$25,260	-	-	-	-	-	-	-	$25,260	$25,260
	WAIR**	1.68%	-	-	-	-	-	-	-	1.68%

New Israeli Shekels Linked deposits	Book value	$1,894	-	-	-	-	-	-	-	$1,894	$1,894
	WAIR**	8.24%	-	-	-	-	-	-	-	8.24%

British Pounds Sterling linked deposits	Book value	$252	-	-	-	-	-	-	-	$252	$252
	WAIR**	3.18%	-	-	-	-	-	-	-	3.18%

Total	Book value	$30,002	$243	$98	$1,377	$153	$305	$197	$195	$32,570	$32,567
	WAI***	2.74%	8.10%	5.24%	6.21%	5.37%	5.78%	5.41%	6.40%	3.01%

* Weighted average yield to maturity
** Weighted average interest rate
*** Weighted average yield

Foreign Currency Risk

The majority of our revenues is denominated in US dollars and or linked to the US dollar, and our financing is mostly in US dollars, and thus the US dollar is our functional currency. In addition, part of our revenues is denominated in pounds sterling or the Euro, and some of our expenses are denominated in New Israeli Shekels (NIS). This situation exposes us from time to time, to fluctuations between the exchange rates of the dollar and the NIS, the British Pound Sterling and the Euro. We hold most of our financial assets in dollar or dollar linked investment channels. In addition, we tend from time to time, to take NIS or sterling loans from banks attempting to maintain a similar level of assets and liabilities in any given currency and thus trying to offset exposures to inter-currency fluctuations.

The following table sets forth our non-dollar assets and liabilities as of December 31, 2002:

(thousands)

Currency	Israeli Currency	Other non-dollar currency

Assets	$ 8,430	$ 2,892
Liabilities	$ 7,991	$ 961

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Most of our financial reserves are invested in short term interest-bearing deposits. The interest rate on these deposits as well as the interest rate on most of our borrowings is linked to the London Interbank Offered Rate.

The policies under which our exposures to currency and interest rate fluctuations are managed is reviewed and supervised by our board of directors. We manage these exposures by performing ongoing evaluations including on a timely basis.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

Modification of Rights

Not applicable.

Use of Proceeds

The net proceeds of our initial public offering in 1994 were $1.8 million.  The net proceeds of our offering on the Nasdaq National Market in 1998 were $12.9 million.  These proceeds were invested in cash, cash equivalents and in short term bank deposits and marketable securities. Only a small portion of these proceeds was used to finance current business operations of the company.

PART III

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing date of this Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported in a timely manner.

Changes in internal controls

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16 – RESERVED

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 - EXHIBITS

          (a)     Financial Statements

1. Report of Independent Auditors

2. Consolidated Balance Sheets

3. Consolidated Statements of Income

4. Statements of Changes in Shareholders’ Equity

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

          (b)     Exhibits

Exhibit No.	Exhibit

*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
8.1	Significant subsidiaries of Retalix Ltd.
10.1	Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2001, and incorporated herein by reference.

**	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

RETALIX LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT AUDITORS	II

CONSOLIDATED FINANCIAL STATEMENTS:

Balance sheets	III-IV

Statements of income (loss)	V

Statements of changes in shareholders’ equity	VI

Statements of cash flows	VII-IX

Notes to financial statements	X-XLI

EXHIBIT - DETAILS OF SUBSIDIARIES	XLII

The amounts are stated in U.S. dollars ($) in thousands.

I

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
RETALIX LTD.

We have audited the consolidated balance sheets of Retalix Ltd. (the ”Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 26.2% and 18.2% of total consolidated assets as of December 31, 2002 and 2001, respectively, and whose revenues constitute approximately 35.2%, 36.2% and 19.2% of total consolidated revenues for the year ended December 31, 2002, 2001 and 2000, respectively. The financial statements of the above subsidiaries were audited by other independent auditors, whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in note 1g to the consolidated financial statements, effective January 1, 2002 the Company and its subsidiaries adopted FASB Statement of Financial Accounting Standards No. 142 “Goodwill and other intangible Assets”, in its entirety and changed method of accounting for goodwill.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel
     February 12, 2003

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2001

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 10):
Cash and cash equivalents	28,410	9,200
Short-term bank deposits	7	16,397
Marketable securities	3,044	1,784
Accounts receivable (note 11a):
Trade	20,635	17,017
Other	1,364	3,816
Deferred income taxes (note 9g)	681
Inventories (note 11b)	1,863	1,822

T o t a l current assets	56,004	50,036

NON-CURRENT ASSETS(note 10):
Marketable securities - bonds (note 11c)	2,568
Deferred income taxes (note 9g)	649	578
Long-term bank deposit		206
Long-term loans to employees (note 11e)	508	388
Amounts funded in respect of employee rights upon retirement (note 6)	3,132	2,587
Other	383	237

	7,240	3,996

PROPERTY, PLANT AND EQUIPMENT,net (note 3)	11,386	12,150

GOODWILL	16,856	16,891

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 4)	3,288	3,710

	94,774	86,783

By: /s/ Barry Shaked	By: /s/ Danny Moshaioff

Barry Shaked Chairman of the Board of Directors and Chief Executive Officer	Danny Moshaioff Chief Financial Officer

III

	December 31

	2002	2001

	U.S. $ in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 10):
Short-term bank credit	121	966
Current maturities of long-term bank loans (note 5)	10,003	5,816
Accounts payable and accruals:
Trade	5,447	2,822
Employees and employee institutions	2,501	2,394
Other	3,629	1,843
Deferred revenues	4,816	5,123

T o t a l current liabilities	26,517	18,964

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (note 5)	5,789	13,160
Employee rights upon retirement (note 6)	4,471	3,885

T o t a l long-term liabilities	10,260	17,045

COMMITMENTS AND CONTINGENT LIABILITIES(note 7)

T o t a l liabilities	36,777	36,009

MINORITY INTERESTS	1,260	1,714

SHAREHOLDERS’ EQUITY (note 8):
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000 shares; issued and outstanding: December 31, 2002 - 11,993,404 shares; December 31, 2001 - 11,721,229 shares)	3,483	3,427
Additional paid in capital	31,252	29,264
Retained earnings	22,002	16,369

T o t a l shareholders’ equity	56,737	49,060

	94,774	86,783

The accompanying notes are an integral part of the financial statements.

IV

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31

	2002	2001	2000

	U.S. $ in thousands (except per share data)

REVENUES (note 13a):
Product sales	47,280	34,333	22,457
Services and projects	29,173	24,953	13,613

T o t a l revenues	76,453	59,286	36,070

COST OF REVENUES:
Cost of product sold	11,970	7,135	4,916
Cost of services and projects	10,202	8,831	4,328

T o t a l cost of revenues	22,172	15,966	9,244

GROSS PROFIT	54,281	43,320	26,826

OPERATING INCOME (EXPENSES):
Research and development expenses - net	(17,036)	(14,571)	(12,063)
Selling and marketing expenses - net	(18,111)	(14,506)	(9,864)
General and administrative expenses (note 14a)	(12,516)	(12,063)	(6,881)
Other general income - net (note 14c)	1,043	17	20

T o t a l operating expenses	(46,620)	(41,123)	(28,788)

INCOME (LOSS) FROM OPERATIONS	7,661	2,197	(1,962)
FINANCIAL INCOME (EXPENSES) -net (note 14b)	(499)	(365)	140
GAIN ARISING FROM ISSUANCE OF SHARES BY
A SUBSIDIARY		3,215
OTHER EXPENSES		(501)

INCOME (LOSS) BEFORE TAXES ON INCOME	7,162	4,546	(1,822)
TAXES ON INCOME(note 9)	2,103	706	124

INCOME (LOSS) BEFORE MINORITY INTERESTS	5,059	3,840	(1,946)
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	574	205	145

NET INCOME (LOSS)	5,633	4,045	(1,801)

EARNINGS (LOSS) PER SHARE:
(note 14d):
Basic	0.47	0.35	(0.16)

Diluted	0.45	0.33	(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS (LOSS) PER
SHARE - IN THOUSANDS (note 14d):
Basic	11,902	11,472	10,916

Diluted	12,395	12,153	10,916

The accompanying notes are an integral part of the financial statements.

V

RETALIX LTD.
(An Israeli Corporation)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional Paid -in capital	Loans granted to employees to finance acquisition of Company shares	Deferred stock compensation	Retained earnings	Total

	ordinary shares

	Number of shares in thousands	Amount

		U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2000	10,805	3,206	16,073	(67)	(6)	14,125	33,331

CHANGES DURING 2000:
Net loss						(1,801)	(1,801)
Issuance of share capital in respect of acquisition of subsidiaries	447	109	*9,848				9,957
Issuance of share capital to employees resulting from exercise of options	61	16	*253				269
Collection of loans granted to employees				67			67
Amortization of deferred compensation related to employee stock option grants					6		6

BALANCE AT DECEMBER 31, 2000	11,313	3,331	26,174	-,-	-,-	12,324	41,829

CHANGES DURING 2001:
Net income						4,045	4,045
Issuance of share capital in respect of acquisition of subsidiaries	153	36	*1,907				1,943
Issuance of share capital to employees resulting from exercise of options	255	60	*1,145				1,205
Surplus arising from issuance of options			9				9
Deferred compensation related to employee stock option plan			29				29

BALANCE AT DECEMBER 31, 2001	11,721	3,427	29,264			16,369	49,060
CHANGES DURING 2002:
Net income						5,633	5,633
Issuance of share capital in respect of acquisition of minority interest of subsidiary	5	1	65				66
Issuance of share capital to employees resulting from exercise of options	267	55	*1,923				1,978

BALANCE AT DECEMBER 31, 2002	11,993	3,483	31,252			22,002	56,737

* Net of share issuance expenses.
The accompanying notes are an integral part of the financial statements.

VI

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	5,633	4,045	(1,801)
Adjustments required to reconcile net income or loss to
net cash provided by or used in operating activities:
Minority interests in losses of subsidiaries	(574)	(205)	(145)
Change in minority interests			107
Depreciation and amortization	2,832	5,132	2,217
Gain arising from issuance of shares by a subsidiary		(3,215)
Capital gain from sale of dealership activity	(1,079)
Write-off of a loan to associated company		501
Compensation expenses resulting from shares and
options granted to employees	47	56	6
Changes in accrued liability for employee
rights upon retirement	586	195	77
Losses (gains) on amounts funded in respect of employee
rights upon retirement	121	(127)	(72)
Deferred income taxes - net	(760)	232	18
Net decrease (increase) in trading securities	429	2,108	(1,731)
Amortization of premium on securities	69
Other	(60)	(31)	(186)
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable:
Trade	(3,618)	1,268	(5,964)
Other	2,246	(2,298)	(536)
Increase (decrease) in accounts
payable and accruals:
Trade	2,625	158	(213)
Employees, employee institutions and other	1,901	(2,983)	318
Decrease (increase) in inventories	(41)	374	(189)
Increase (decrease) in deferred revenues	(307)	394	(775)

Net cash provided by (used in) operating activities - forward	10,050	5,604	(8,869)

VII

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2002	2001	2000

	U.S. $ in thousands

Net cash provided by (used in) operating activities -
brought forward	10,050	5,604	(8,869)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in long-term deposit		(97)	(80)
Proceeds from disposal of an investment in
long-term bank deposit	200	67	140
Short-term bank deposits - net	16,390	(13,062)	2,325
Investment in marketable securities	(4,326)
Acquisition of subsidiaries consolidated for
the first time (a)		21	(5,653)
Loan to an associated company			(501)
Purchase of property, equipment and other assets	(1,729)	(2,234)	(4,466)
Proceeds from sale of dealership activity and from
disposal of property and equipment	1,264	317	218
Amounts withdrawal (funded) in respect of employee rights
upon retirement, net	(666)	(464)	367
Long-term loans granted to employees	(158)	(102)	(160)
Collection of long-term loans from employees	99	12	35

Net cash provided by (used in) investing activities	11,074	(15,542)	(7,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loan received	2,922	5,102	16,976
Proceeds from issuance of shares of subsidiary to a
third party		3,500
Repayment of long-term bank loan	(6,006)	(4,384)	(1,387)
Issuance of share capital to employees	1,978	1,205	269
Short-term bank credit - net	(845)	(831)	50
Issuance of share capital to minority shareholders in
consolidated subsidiary			20
Minority investment in shares of subsidiary	37
Collection of loans granted to employees
to finance acquisition of Company shares			67

Net cash provided by (used in) financing activities	(1,914)	4,592	15,995

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	19,210	(5,346)	(649)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	9,200	14,546	15,195

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	28,410	9,200	14,546

VIII

(Concluded) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31

	2002	2001	2000

	U.S. $ in thousands

(a) Acquisition of subsidiaries consolidated for the first time:
Assets and liabilities of the subsidiaries at the date of
acquisition:
Working capital (excluding cash and cash equivalents)		4,790	658
Long-term debt			(4)
Fixed assets - net		(865)	(1,430)
Other assets		(625)
Amounts funded in respect of employee rights upon
retirement		(89)
Accrued liability for employee rights upon retirement		97	6
Long-term loan		108	144
Minority interests in subsidiaries		1,901
Goodwill arising on acquisition		(6,689)	(13,967)
Issuance of the Company’s share capital		1,393	8,940

		21	(5,653)

(b) Supplementary disclosure of cash flow information -
cash paid during the year for:
Interest	724	860	582

Income tax	1,226	1,305	201

(c) Supplementary information on investing activities not involving cash flows:

(1)	In 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $66,000.

(2)	In 2001, the Company acquired shares of a subsidiary and a loan from its shareholders in consideration of issuance of share capital of the Company at a total value of approximately $1,943,000.

(3)	In 2000, the Company acquired shares of several subsidiaries in consideration of issuance of share capital of the Company in a total value of approximately $10,000,000.

The accompanying notes are an integral part of the financial statements.

IX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, except for the change in the accounting policy for goodwill as described in g. below, are as follows:

a.	General:

	1)	Nature of operations:

(a)

Retalix Ltd. (the “Company”) an Israeli corporation whose shares are listed on the Nasdaq National Market (symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), alone and together with its subsidiaries (the “Group”), develops, manufactures and markets complete, enterprise-wide, open software solutions for food retailers in the supermarket, convenience stores and restaurant markets.

(b) As to the Group’s geographical segments and principal customers, see note 13.

(c) Subsidiary - a company controlled to the extent of over 50% - see Exhibit.

	2)	Accounting principles and use of estimates in the preparation of financial statements

The financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States (“U.S. GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

	3)	Functional currency

The currency of the primary economic environment in which the operations of the Group and each member of the Group are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues are recorded in dollars or in Israeli currency linked to the dollar (see note 13a). The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

X

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation :

	1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the Exhibit.

	2)	Intercompany balances and transactions have been eliminated in consolidation.

	3)	As for goodwill and other intangible assets arising on business combinations see g. below.

c.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Marketable securities

Investment in marketable bonds – which the Group intends to hold to maturity, are stated at amortized cost.

Investment in other marketable securities that are classified as “trading securities” - are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on “first-in, first-out” basis.

Products in process and finished products - on basis of production costs - raw materials and supplies component - on “first-in, first-out” basis.

XI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property, plant and equipment:

	1)	These assets are stated at cost; assets of subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

	2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

		Annual rates of depreciation are as follows:

			%

		Computers and peripheral equipment	33
		Vehicles	15
		Office furniture and equipment	6-10
		Building	4

		Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

g.	Goodwill and other intangible assets

Software rights and website development costs are stated at cost and amortized in three to five equal annual installments.  Other intangible assets are amortized over a period of five to seven years.  As for software development costs see k. below.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 142 of the Financial Accounting Standards Board of the United States (“FASB”), “Goodwill and other Intangible Assets” and FAS No. 141 “business combinations” in its entirety as of January 1, 2002 except for acquisition the Group entered into as of September 2001 for which the Group applied the provisions of FAS 141 and FAS 142 as of the acquisition date. Goodwill which was previously amortized on a straight-line basis over periods of four to seven years benefited, is no longer being amortized to earnings, but instead is subject periodic testing for impairment.

XII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment of assets:

	1)	As to impairment of goodwill, see note 4.

2)

The Company has adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002.  FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

i.	Income taxes:

1)

Deferred income taxes are computed in respect of differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect at time of release to income from the deferred tax accounts. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. As to the main factors in respect of which deferred taxes have been included - see note 9g.

2)

Upon the distribution of dividends from the tax-exempt income of “approved enterprises” (see also note 9a), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (the “companies”) not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends.  Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)

The Group may incur an additional tax liability in the event of an intercompany dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result an additional tax liability.

4)

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

XIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Sales of products is recognized upon delivery (for hardware - i.e. the point of which the title passes to customer), persuasive evidence that an arrangement exists, the sales price is fixed or determinable, collectibility is probable and the Group has no material obligations remaining under the selling agreements.  Revenues from transactions involving resellers are recognized when the products are delivered to end-users.

The Group does not grant a right of return on products sold to customers and resellers. If uncertainties exist, such as the granting to the customer of a right of cancellation for up to thirty days, revenue is recognized when the uncertainties are resolved.

Revenues from projects are recognized upon completion.

Revenues from long-term agreements for the sale of an unfixed number of licenses, rendering maintenance services and services with regard to market information are recognized ratably over the agreement period or as services are performed.

k.	Research and development:

1)

Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related cost is incurred.

2)

Upon the establishment of technological feasibility of the relevant product, software development costs are capitalized in accordance with the provisions of FAS No. 86. “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”.  Amortization of capitalized software development costs begins when the product is available for sale to customers.

Annual amortization is computed by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed over a period of three years.

l.	Issuance of shares by investee companies

Capital gains or losses arising from the issuance of shares by subsidiaries and associated companies to third parties are carried to income currently.

m.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

XIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Earnings per share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method (in 2000, such effect was not included since it would have been anti-dilutive). The options of a subsidiary have no effect of the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 14d.

o.	Comprehensive income

The Company has no comprehensive income components other than net income or loss.

p.	Stock based compensation

The Group accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion (“APB”)  No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25 compensation costs for employee stock option plans is measured using the intrinsic value based method of accounting.

In accordance with FAS 123 - “Accounting for Stock-Based Compensation” (“FAS 123”), the Group discloses pro-forma assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Group had applied the fair value recognition provisions of FAS 123 “Accounting for Stock-Based Compensation”  to its stock-based employee compensation:

	Year ended December 31

	2002	2001	2000

	In thousands, except for per share data

Net income (loss), as reported	5,633	4,045	(1,801)
Add - stock based employee compensation
expense, included in reported net income	53	38	6
Deduct - stock based employee compensation
expense determined under fair value
method for all awards	(5,011)	(12,385)	(3,784)

Pro forma net income (loss)	675	(8,302)	(5,579)

Earnings per share:
Basic - as reported	0.47	0.35	(0.16)

Basic - pro forma	0.06	(0.72)	(0.51)

Diluted - as reported	0.45	0.33	(0.16)

Diluted - pro forma	0.05	(0.72)	(0.51)

XV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $ 456,000, $ 430,000 and $ 187,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

r.	Derivatives financial instruments

The Company adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001. All derivatives are recognized on the balance sheet at their fair value. The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). These contracts do not qualify for hedge accounting under FAS 133. Being so, changes in the fair value of derivative are carried to the statements of income and included in “financial income (expenses) - net”.

Prior to the adoption of FAS 133, foreign currency derivatives were treated as hedges in the accounts when: (i) the item the Company had intended to hedge exposed it to risk; (ii) the derivative instrument reduced the exposure to risk and was inversely correlated to the item it was designated to hedge; and (iii) it was designated as a hedge from the outset.

Gains and losses on derivatives that hedged existing assets or liabilities in currencies other than the functional currency were recognized in income commensurate with the results from those assets or liabilities. The net premium paid or received in respect of currency options were carried to the statements of income under financial expenses - net over the option’s terms. Foreign currency derivatives entered into to reduce the Groups foreign currency exposure with respect to anticipated transactions which did not meet the requirements for applying hedge accounting, were marked to market at each reporting period, with gains and losses recognized currently as “financial income (expenses) - net”.

The adoption of FAS 133 did not have any material impact on the financial position and results of operations of the Company.

s.	Recently issued accounting pronouncements in the United States:

	1)	FAS 143

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.”(“FAS 143”) . FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 to have material effect on its consolidated financial statements.

XVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	FAS 145

In April  2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections”.  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

3)	FAS 146

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal activities”.  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emergency Issue Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”.  FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3.  It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31. 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

4)	FIN 45

In November 2002, the FASB issued FASB Interpretation FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. As to the Group, no additional disclosures was made in these financial statements as a result of the FIN 45 disclosure requirements that are effective as from 2002.

XVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

At this stage, the Company is examining the effect of FIN 45 on its consolidated financial statements.

	5)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities  (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

t.	Reclassification

Certain comparative figures have been reclassified to confirm to the current year presentation.

NOTE 2 - ACQUISITIONS:

a.

In January 2000, the Company acquired an additional 14.16% of the shares of Net Point Ltd. (“Net Point”) for an aggregate consideration of $ 112,500 in cash. In June 2000, the Company acquired an additional 4.69% of the shares of Net Point for a consideration of  $ 350,000. As a result, the Company held 75.85% of Net Point. The acquisitions were accounted for under the purchase method. The excess cost of investment, an amount of  $ 311,000, was attributed to goodwill.

According to a settlement agreement signed in 2001 between the Company and a minority shareholder of Net Point, the Company received additional shares of Net Point which were held by the shareholder in consideration of options of the Company valued at $ 9,000. As a result, the Company holds 95% of Net Point shares.

XVIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

b.

In February 2000, the Company signed a “loan option” agreement with Store Alliance.Com Ltd. (“Store Alliance”). Under this agreement, the Company granted Store Alliance a  $ 500,000 loan, which is linked to the dollar and bears annual interest of LIBOR. The loan is convertible into shares of Store Alliance. Following the implementation of the “loan option” agreement, the Company was granted the right to appoint over 50% of the members of the board of directors of Store Alliance. Accordingly, the financial statements of Store Alliance have been consolidated with the financial statements of the Company as from January 1, 2000.

According to an agreement signed on August 14, 2000 between the Company and the minority shareholders of Store Alliance (“minority shareholders”), the Company issued the minority shareholders 60,000 ordinary shares of the Company (partly issued in 2001) equal, at the date of the agreement, to approximately $ 1,014,000 in respect of the shares of Store Alliance. As a result, the Company held 100 % of the shares of Store Alliance. The acquisition was accounted for under the purchase method. The excess cost of investment in an amount of $ 1,013,000 was attributed to goodwill.

On December 31, 2000, the Company signed an investment agreement with the Central Bottling Company Ltd. (Coca-Cola Israel) (“Central Company”).  Under this agreement, Central Company invested $ 3,500,000 in Store Alliance in consideration of 33.3% of the shares of Store Alliance.

In April 2001, the Company signed an investment agreement with Discount Investment Corporation Ltd., which establishes the principles of the purchase of 100% of the shares of TradaNet Electronic Commerce Services Ltd. (“ Tradanet”) by Store Alliance, in consideration of the issuance of 11.25% of the shares of Store Alliance to Discount Investment Corporation Ltd. The excess of cost of investment, in the amount of approximately $ 1,205,000 was attributed to property and equipment and identified intangible assets to be amortized over its useful life (seven years).

As a result of the investments the Group ownership in that subsidiary decreased to 59.17% of the shares of Store Alliance and recorded a gain in the statement of income.

As to employee stock option plan of Store Alliance, see note 8b(2).

c.

On August 9, 2001, the Company entered into an agreement to establish C-StoreMatrix.Com Inc.(“C- Store”) together with i2 Technologies Inc. and The National Association of Convenience Stores. The Company received 25% of the shares of C-Store. The Company granted C-Store a non-exclusive, non-transferable right to use the Company’s technology to provide ASP services and the use of the names, trademarks and service marks of the Company and its subsidiaries. C-Store ceased operation in 2002. At the time of its formation the Company granted C-Store a $ 500,000 loan, which in accordance with the terms was to bear annual interest of PRIME. In  2001 the loan was written-off and was charged as other expense.

XIX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

d.

According to an investment agreement signed on September 3, 2000 between the Company and the minority shareholders of Palm Point Ltd. (“Palm Point”), which defines additional investments by the shareholders in Palm Point, the Company converted an inter-company account of $ 900,000 into share capital for additional 32.12% of the shares of Palm Point. As a result, the Company held 82.14% of the shares of Palm Point. The acquisition was accounted for under the purchase method. The excess cost of investment in the amount of $ 221,000 was attributed to goodwill.

In April 2001, the Company converted an additional inter-company account of $ 450,000 into share capital for additional 4.34% of the shares of Palm Point. The excess cost was attributed to goodwill.

In September 2001, the Company converted an additional amount of $ 350,000 of an inter-company account for additional 2.16% of the shares of Palm Point. As a result, the Company held 88.64% of the shares of Palm Point. The acquisition was accounted for under the purchase method.

According to an additional agreement signed on October 1, 2001 between the Company and a minority shareholder of Palm Point, the Company received additional shares of Palm Point which were held by the shareholder. As a result, the Company holds 93.18% of the shares of Palm Point.

In 2002, the Company acquired shares from minority shareholders in Palm-Point in consideration of issuance of share capital of the Company at a total value of approximately $ 66,000. As a result, the Company holds 96.18% of the shares of Palm-Point.

e.

Under an investment agreement dated September 28, 2000 between the Company and the shareholders of Kochav Orion Ltd.(“Kochav”), the Company issued the shareholders of Kochav 16,401 ordinary shares of the Company, equal, at the date of the agreement, to approximately $ 410,000, in consideration of 100% of the shares of Kochav. The acquisition was accounted for under the purchase method. The excess cost of investment, in the amount of $ 397,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (six years).

f.

Under an investment agreement dated September 28, 2000 between the Company and the shareholders of Orlan Orion Systems Ltd. (“Orlan”), the Company issued the shareholders of Orlan 2,159 ordinary shares of the Company equal, at the date of the agreement, to approximately $ 54,000, in consideration of 100% of the shares of Orlan. The acquisition was accounted for under the purchase method. The excess cost of investment, in the amount of $ 57,000 was attributed to goodwill.

XX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS (continued):

g.

On September 8, 2000, the Company signed an agreement with the shareholders of Retail Control Systems Inc. (“R.C.S”), under which the Company issued the shareholders of R.C.S. 178,660 ordinary shares of the Company equal, at the date of the agreement, to approximately $ 4,561,000 and paid additional $ 4,140,000 in cash, in consideration of 100% of the shares of R.C.S. The excess cost of investment, in the amount of $ 7,716,000, was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years).

h.

On November 3, 2000, the Company signed an agreement with Fujitsu - ICL Systems, Inc. (“ICL”), a distributor of the Company’s products in North America, Canada and South America to acquire the direct distribution activity of the Company’s products. Under this agreement, the Company issued ICL 209,836 ordinary shares of the Company equal, at the date of the agreement, to approximately $ 3,915,000 and paid an additional $ 1,600,000 in cash.  The acquisition was accounted for under the purchase method.  The excess cost of investment, in the amount of $ 5,514,000 was attributed to goodwill and identified intangible assets to be amortized over their estimated useful life (four to eight years).

i.

In September 2001, the subsidiary Retalix U.S.A  Inc. (“Retalix U.S.A”) acquired 100% of the shares of Bass Inc.(“Bass”) in consideration of share capital of the Company at a total value of $ 1,393,000. As part of the acquisition, the Company assumed a Bass shareholder’s loan (to Bass) in the amount of $ 550,000 by issuing additional shares in the same amount. The excess of cost of investment in the amount of approximately $ 5,484,000 was attributed to goodwill and identified intangible assets to be amortized over estimated useful life (three to five years).

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification are as follows:

	December 31

	2002	2001

	U.S. $ in thousands

Computers and peripheral equipment	9,176	8,579
Vehicles	1,227	1,774
Office furniture and equipment	3,302	3,124
Leasehold improvements	1,320	1,270
Land and building	7,096	7,063

	22,121	21,810
Less - accumulated depreciation and amortization	10,735	9,660

	11,386	12,150

b.	As for geographical locations, see note 13b.

XXI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (continued):

c.	Depreciation and amortization expenses totaled $ 2,255,000, $ 2,064,000, and $ 1,198,000, in the years ended December 31, 2002, 2001 and 2000, respectively.

d.	As to pledges on property, plant and equipment, see note 7c.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.

In connection with the Company’s adoption of FAS 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible asset, reassessed the useful lives previously assigned to other intangible assets a discontinued amortization of goodwill. The Company also tested goodwill for impairment by comparing the fair values of the Company’s reporting units (see below) to their carrying values as of January 1, 2002 and determined that there was no goodwill impairment at that time. Based on this review, as of December 31, 2001, the Company classified $ 21.1 million as goodwill and $ 3.3 million as intangible assets. The Company did not identify any intangible assets having indefinite lives.

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company expects future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

The Company conducted the required annual impairment review during the fourth quarter of fiscal 2002.

b.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	U.S.A.	Israel	Total

	Adjusted U.S $ in thousands

Balance as of January 1, 2002	14,182	2,709	16,891
Goodwill attributed to business unit sold during the year	(35)		(35)

Balance as of December 31, 2002	14,147	2,709	16,856

XXII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

c.	Intangible assets:

	1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Original amount		Amortized balance

	December 31		December 31

	2002	2001	2002	2001

	U.S. $ in thousands		U.S. $ in thousands

Software development costs	411	411	-,-	-,-
Software rights and web site development costs	2,197	2,194	392	721
Other identified intangible assets	3,534	3,450	2,896	2,989

	6,142	6,055	3,288	3,710

2)

Intangible assets amortization expenses totaled $ 577,000, $ 3,068,000 and $ 1,969,000 in 2002, 2001 and 2000, respectively.  Projected annual amortization expenses are approximately $ 85,000 for each of the following six years.

3)	The following table summarizes the Company’s reported results along with adjusted amounts as if the Company had adopted FAS 142 and discontinued goodwill amortization, as of January 1, 2000.

	2002	2001	2000

	U.S. $ In thousands
	(except per share data)

Reported income*	5,633	4,045	(1,801)
Add back - goodwill amortization		2,834	945

Adjusted net income (loss)	5,633	6,879	(856)

Earnings per share:
Basic:
Reported income (loss)	0.47	0.35	(0.16)

Adjusted net income (loss)	0.47	0.60	(0.08)

Diluted:
Reported income (loss)	0.45	0.33	(0.16)

Adjusted net income (loss)	0.45	0.57	(0.08)

* the reported income for 2001 includes gain arising from issuance of shares by a subsidiary amounted to $ 3,215,000.

XXIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LONG-TERM BANK LOANS:

a.	Composed as follows:

	Interest rate as of December 31, 2002	December 31

	%	2002	2001

		U.S. $ in thousands

U.S Dollar	LIBOR* + 0.45 to 0.675	10,742	14,250
Pound Sterling	LIBOR** + 0.7	888	2,174
Israeli currency	Prime***- 0.3 to - 0.7 or annual of 6.9	3,991	2,265
Other	Up to 11.0	125
Loan from shareholders of a subsidiary linked to the Israeli Consumer Price Index (the “Israeli CPI”)	4.0	171	162

		15,792	18,976
Less - current maturities		10,003	5,816

		5,789	13,160

*	The LIBOR $ rate as of December 31, 2002 - 1.38%.
**	The LIBOR Pound Sterling rate as of December 31, 2002 - 4.02%.
***	The PRIME rate as of December 31, 2002- 10.4%

b.	The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31

	2002	2001

	U.S. $ in thousands

Second year	3,368	7,421
Third year	2,250	3,373
Fourth year		2,254
Fifth year and thereafter	171	112

	5,789	13,160

c.	As to pledges on assets to secure a $ 2.5 million loan, see note 7c.

XXIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.  The severance pay liability of the Israeli companies in the Group to their employees, which reflects the undiscounted amount of the liability is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among other non-current assets.

The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on special percentage of pay.

c.	The severance pay expenses were $ 958,000, $ 758,000 and $ 933,000 in 2002, 2001 and 2000, respectively.

d.	The earnings (losses) on the amounts funded were $ (121,000), $ 127,000 and $ 72,000 in 2002, 2001 and 2000, respectively.

NOTE 7 - COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES:

a.	Commitments

	1)	Lease agreements

The Group has entered into operating lease agreements for the premises it uses; the last lease will expire in November 2006. The Group has options to renew some of the leases for additional periods, the last of which ends in 2009. The rental fees are linked mainly to the exchange rate of the dollar.

The projected rental payments under the above leases, at rates in effect as of December 31, 2002, are as follows:

U.S. $ in thousands

Year ending December 31:
2003	1,072
2004	816
2005	824
2006	779
2007	201

3,692

Rental expenses totaled $ 1,237,000, $ 1,059,000 and $ 902,000 in 2002, 2001 and 2000, respectively.

XXV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS, PLEDGES AND A CONTINGENT LIABILITY (continued):

2)

Through March 1998, the Chief Executive Officer (the “CEO”) and the previous Vice President in charge of planning and control (the “VPP”) - both related parties and shareholders- were entitled to receive an annual bonus equal to 5% of the pre-bonus profits of the Company.  In May 1998, the Board of Directors determined to change the terms of this bonus plan. Effective April 1, 1998, the bonus will be based on the Company’s attaining certain performance milestones.  For the first $ 1,000,000 of the Company’s net income, the CEO and the previous VPP are each entitled to receive a bonus of $ 65,000.  The bonus receivable for every subsequent $ 1,000,000 of net income shall be $ 5,000 lower, but no less than $ 35,000 for $ 7,000,000 of net income and for every $ 1,000,000 of net income thereafter.

As of June 30, 2001, the VPP ceased to be employed by the Company and accordingly will not be entitled to the benefits above.

In addition, the Company will grant annually to the CEO, a number of options equal to 1% of the issued share capital. The exercise price of the options will be equal to the market price of the shares on the day of grant. The options will have a lock up periods of 1,2 and 3 years.

3)	Royalty commitments:

The Company and some of its subsidiaries are committed to pay royalties to the Government of Israel on proceeds from sales of products the research and development of which is partly financed by royalty-bearing participations from the Government.  At the time the participations were received, successful development of the related projects was not assured. Under the terms of the Government’s funding, royalties of 2%-5% are payable on sales of products developed from a project funded by such participations, up to 100%-150% of the amount of the participations received by the companies (dollar linked and commencing January 1, 1999 bearing annual interest at the LIBOR rate). In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Group is not obligated to pay any such royalties to the Government.

As of December 31, 2002, the maximum royalty amount payable by the Group is $ 2,367,000.

XXVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS, PLEDGES AND A CONTINGENT LIABILITY (continued):

b.	Contingent liabilities

Law suits against the Company and its subsidiaries:

1)

On August, 2000 the Company, together with its subsidiary, P.O.S (Restaurant Solutions) Ltd. (“P.R.S.”) filed a claim in the Tel-Aviv District Court asking for injunctions, accounts and damages (evaluated, for the purpose of court fees, at 3,000,000 NIS) against two shareholders of P.R.S. who own the minority interest in P.R.S. and who were also directors and employees of P.R.S. The Company and its subsidiary claim that the defendants caused them severe damages in the way they acted as employees and directors of P.R.S., during their employment, and by infringing their rights by developing Infringing Software. The Defendants filed a Statement of Defense. On January 2003, the District Court transferred the file to the Labor Court. The Company and its subsidiary are working on an appeal to this decision, which they intend to submit to High Court of Israel within a short time.

On 2002 these minority shareholders of P.R.S. filled an opposite claim for an amount of $4,000,000. the company and its subsidiary are working on a Statement  of Defense as well as a counter claim, which they intend to submit within a short time.

The management of the Company is of the opinion that it has meritorious defenses against this claim and believes that the claim will not have a material effect on its financial statements. No provision has been made in respect of these claims.

2)

On 1998, prior to the acquisition of R.C.S.  by the Company, a legal claim was filed against R.C.S by  a customer, for an amount of approximately $1,300,000, including consequential damages and loss of revenue. The suit claims that R.C.S breached its contract with the claimer and fraudulently misrepresented facts about the product sold to the claimer.

An additional claim filed against R.C.S , prior to its acquisition by the Company, by a dealer who sold one of R.C.S  products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

These claims are handled by R.C.S’ Errors and Omissions Insurers. The limit of liability of the Company’s relevant Errors and Omissions insurance was $1,000,000 per claim and in aggregate. The management of R.C.S  is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. No provision has been made in respect of these claims.

3)

On December 2002, a legal claim for an amount of approximately $240,000, was lodged against the Company’s subsidiary Palm Point, by a local customer. The claim allege for damages caused by services not duly provided by Palm Point. On February 2003, Palm Point filed a Statement of Defense that rejects the claim entirely.

The management of Palm Point is of the opinion that Palm Point has meritorious defenses against the suits.

c.	Pledges

Part of the Company’s premises are pledged to secure a $ 2.5 million loan.

XXVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY:

a.	Share capital

As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

b.	Option plans:

	1)	Company’s Option plan

On March 5, 1998, the Company’s Board of Directors approved the second 1998 share option plan (the “Second 1998 Plan”). Under the second 1998 plan (as amended in 2000 and 2001) up to 4,200,000 options were to be granted to employees, directors and consultants of the Company, to purchase ordinary shares of the Company. Each option could be exercised to purchase one ordinary share of the Company. The exercise price of the options will be at least equal to the fair value of the ordinary shares on the date of grant. Unless terminated earlier, the options will expire automatically in 2005. Through December 31, 2000, 1,641,700 options were granted to certain employees, the vesting period of the options is up to three years and the exercise price of each option range from $ 7.13 to $ 27.63.

During 2002 and 2001, 147,112 and 2,138,130 additional options were granted to employees, respectively (including 117,112 options and 113,130 Options, respectively granted to the CEO and to the previous VPP, mentioned in note 7a, and including 30,000 options granted to directors in each of these years). The vesting periods of the options range from six months to three years and the exercise price of the options range from $ 8.25 to $ 16.43 per option.

Compensation in respect of the CEO entitlement to options as from July 1, 2002, are - due to the CEO’s change in employment status - determined based on the fair value of the options. Total expense in 2002 in respect of these options is $ 65,000.

Through December 31, 2002, certain grantees exercised 605,401 options at exercise prices between $ 4.21 to $ 11.01.

XXVIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY(continued):

Following is a summary of the status of the option plans:

	2002		2001		2000

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$

Options outstanding at beginning of year	3,963,655	13.36	2,080,478	16.04	800,364	7.17
Changes during the year:
Granted - at market value	147,112	15.43	2,138,130	9.74	1,341,700	20.76
Exercised	(273,438)	7.41	(254,953)	4.7	(61,586)	4.37

Options outstanding at end of year	3,837,329	13.86	3,963,655	13.36	2,080,478	16.04

Options exercisable at year-end	2,293,663	14.94	1,127,957	15.51	589,700	12.62

Weighted average fair value of options granted during the year		*4.54		*5.3		*6.27

*	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31

	2002	2001	2000

Dividend yield	0%	0%	0%
Expected volatility	37.88%-54.71%	64.37%-69.81%	43.19%-64.38%
Risk free interest rate	2%	2.5%-6%	6.1%-7%
Expected holding period (in years)	1-3	1-3.5	1-3.5

XXIX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):
The following table summarizes information about options under the Company’s plans outstanding at December 31, 2002:

Options outstanding

Exercise price $	Number outstanding at December 31, 2002	Number exercisable at December 31, 2002	Weighted average remaining contractual life (in years)

8.25	921,788	588,455	2.00
8.38	25,000	8,333	1.50
10.00	292,000	292,000	1.50
11.01	996,599	329,932	2.80
11.53	30,000		3.30
12.00	113,130	37,710	2.00
14.88	640,000	460,000	1.00
16.43	117,112		3.00
17.11	30,000	20,000	1.75
19.13	50,500	16,833	1.50
25.06	121,200	40,400	1.50
27.63	500,000	500,000	1.50

	3,837,329	2,293,663

2)	Stock option plan of a subsidiary

On December 4, 2000, a subsidiary’s board of directors approved an employee stock option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 ordinary shares NIS 0.01 par value of the subsidiary are reserved for issuance upon the exercise of 270,000 options granted to some of the Company’s and of the subsidiary’s employees. The options vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, provided the employee is still the subsidiary’s or the Company’s employee. In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary and (3) seven years from the date of grant.

The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date will expire.

Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

During 2001, the subsidiary granted 270,000 options to employees under the Subsidiary’s Plan, at an exercise price per share of $ 0.01, and to one employee an exercise price of $5.55. During 2002, 13,934 of these options were forfeited.

XXX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

3)

The compensation expenses - in accordance with the provisions of APB 25 - that have been charged against income in the years ended December 31, 2002, 2001 and 2000 were $ 53,000, $ 38,000 and $ 6,000, respectively.

c.	Dividends:

1)

In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

2)

The distribution of $ 10.1 million from the retained earnings as of December 31, 2002 as cash dividends would subject the Company to a 25% tax on the amount distributed. The retained earnings are otherwise exempt from the 25% tax, due to the Company’s approved enterprise status. Consequently, the amount of profits available for distribution will be reduced by the amount of the tax levied, see also note 9g(5).

NOTE 9 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Some production facilities of the Company and part of its Israeli subsidiaries (the “Companies”) have been granted approved enterprise status under the above law.

The main tax benefits available to the companies are:

	1)	Reduced tax rates

In respect of income derived from their approved enterprises, the Companies are entitled to reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has seven approved enterprises and each of the Israeli subsidiaries has one approved enterprise.

Income derived from the approved enterprises is tax exempt during the first two years of the seven year tax benefit period as above (except for one approved enterprise of one of  the Israeli subsidiaries  which is tax exempt during a period of ten years), and is subject to a reduced tax rate of 25% during the remaining years of benefits.

The periods of benefits relating to four of the approved enterprises of the Company have already expired, the periods of benefits relating to its other approved enterprises will expire in 2003 and 2005. The period of benefits related to one of the approved enterprises of the Company has not yet commenced (it is restricted to the year 2016).

XXXI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

In the event of distribution of cash dividends from income which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see g(5) below and note 8c(2)).

	2)	Accelerated depreciation

The companies are entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five tax years of the operation of these assets.

The entitlement to the above benefits is conditional upon the Companies’ fulfillment of the conditions stipulated by the above law, the regulations published there under and the certificates of approval for the specific investments in approved enterprises. In the event that the companies fail to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law.  These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis, causes a difference between taxable income and income reflected in these financial statements.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

Part of the Israeli companies in the Group are “industrial companies” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

d.	Tax rates applicable to income from other sources

Income of the Company and its Israeli subsidiaries, not eligible for approved enterprise benefits is taxed at the regular rate of 36%.

XXXII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued) :

e.	Carryforward tax losses

Carryforward tax losses of certain subsidiaries as of December 31, 2002 and 2001 aggregate approximately $ 3,248,000 and $ 4,646,000 respectively. A full valuation allowance was created against the deferred tax assets relating to these losses.

Under the Inflationary Adjustments Law, carryforward tax losses are linked to the Israeli CPI.

Carryforward tax losses in Israel are utilizable indefinitely.

f.	Reform of the Israeli tax system

In 2002, amendment to the Israeli Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) was published.  The tax reform law comprehensively reforms certain parts of the Israeli tax system.  The tax reform law comes into effect on January 1, 2003, although certain provisions therein will only be applied from later dates. The Company expects that as a result of the implementation of the tax reform law it will slightly increase its tax liability.

g.	Deferred income taxes:

	December 31,

	2002	2001

	(In thousands of U.S. dollars)

1) Provided in respect of the following:
Provisions for employee rights	580	327
Carryforward tax losses	902	1,162
Doubtful accounts	346
Other	404	243

	2,232	1,732
L e s s- valuation allowance	(902)	(1,162)

	1,330	570

2) The deferred taxes are presented in the balance sheets as follows:

	December 31

	2002	2001

	U.S. $ in thousands

As a current asset	681
As a non-current asset	649	578
As current liability presented in other accounts payable and acrruals		(8)

	1,330	570

XXXIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

3)

Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

	4)	The deferred taxes are computed mainly at the tax rates of 41%, 30% and 25%.

5)

As stated in a. above, part of the Company’s and a certain Israeli subsidiaries’ income is tax exempt due to the approved enterprise status granted to most of their production facilities.  The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 8c).  Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

The amount of tax that would be payable had such tax exempt income, earned through December 31, 2002 and 2001, been distributed as dividends is approximately $ 2,530,000.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

	2002	2001	2000

	U.S. $ in thousands

1) Income (loss) before taxes on income:
Israeli	(720)	(3,732)	(1,737)
Non-Israeli	7,882	8,278	(85)

	7,162	4,546	(1,822)

2) Income taxes included in the income statements:
Current:
Israeli	2,328	531	28
Non-Israeli	530	91	78

	2,858	622	106

Deferred:
Israeli	(310)	78
Non-Israeli	(445)	6	18

	(755)	84	18

	2,103	706	124

XXXIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (36% ) and the actual tax expense:

	2002	2001	2000

	U.S. $ in thousands

Income before taxes on income, as reported in the income statements	7,162	4,546	(1,822)

Theoretical tax expense (income)	2,578	1,637	(656)

L e s s - tax benefits arising from approved enterprise status	911	23

	1,667	1,614	(656)
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	1,268	996	481
Tax exempt income	(694)	(1,954)	(265)
Increase (decrease) in taxes resulting from different tax rates for non - Israeli subsidiaries	98	(27)	4
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	264	285	265
Decrease in taxes resulting from utilization, in the reported years, of carryforward tax losses and expenses for which deferred taxes were not created in previous years	(911)	(994)	(564)
Increase (decrease) in taxes in respect of differences in measurement of income from marketable securities			159
Other, mainly differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net, see b. above	411	786	700

Income taxes for the reported years	2,103	706	124

i.	Non- Israeli subsidiaries

Non Israeli subsidiaries are taxed under the laws of their countries of residence.

j.	Tax assessments

The Company has received final assessments through the year ended December 31, 1998.

Tamar Industries M.R Electronics 1985 Ltd. received final assessment through the year ended December 31, 1997. Kochav, Orlan and P.O.S. (Restaurant Solutions) Ltd. (“PRS”) received final assessments through the year ended December 31, 1999. The other subsidiaries have not been assessed since incorporation.

XXXV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2002

	Israeli currency

	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies

	U.S. $ in thousands

Assets	401	8,029	2,892

Liabilities	964	7,027	961

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

			December 31

			2002	2001

			U.S. $ in thousands

a.	Accounts receivable:
	1)	Trade:
		Open accounts	22,002	17,466
		Less - allowance for doubtful accounts	1,367	449

			20,635	17,017

	2)	Other:
		Israeli Government departments and agencies	97	1,076
		Employees	250	127
		Prepaid expenses	906	908
		Sundry	111	1,705

			1,364	3,816

b.	Inventories:
		Raw materials and supplies	226	195
		Products in process	152	166
		Finished products	1,485	1,461

			1,863	1,822

XXXVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Marketable securities:

	1)	At December 31, 2002 the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses by major security type were as follows:

Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value

$ in thousands

5,164	78	(81)	5,161

The bonds mature as follows:

2003	2,596
2004	243
2005	98
2006 and thereafter (through)	2,227

5,164

2)	The marketable securities are presented in the balance sheets as follows:

	December 31

	2002	2001

	$ in thousands

Among current assets:
Tradings	448	1,784
Held to maturity	2,596

	3,044	1,784

As non current assets	2,568

	5,612	1,784

d.	Lines of credit

The Company, through its U.S. subsidiaries, has several lines of credit totaled to $ 7,500,000. The interest is payable monthly at the prime rate. Certain credit lines amounted to $ 3,000,000 are collateralized by accounts receivable, inventories and equipment of certain subsidiaries. The utilized line of credit as of December 31, 2002, amounted to $100,000.

XXXVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

e.	Long-term loans to employees

Loans granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.
Loans granted by a U.S. subsidiary are demanded in dollars, bears an annual interest of 4% and are payable up to five years from the date of grant.

NOTE 12 - DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Concentrations of credit risks - allowance for doubtful accounts

All of the Group’s cash and cash equivalents deposits and marketable securities as of December 31, 2002 and 2001 were deposited with Israeli, U.K. and U.S  banks and with a company manages investment profile. Such securities represent mainly highly rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s revenue has historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

The allowance for doubtful debts is determined for specific debts doubtful of collection.

b.	Fair value of financial instruments

The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value and the carrying value of derivatives at December 31, 2002 is approximately adjusted $ 89,700 and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting dates.

As to fair value of derivatives, see c. below. As to fair value of marketable securities, see note 11c.

XXXVIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

c.	Derivative financial instruments

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting order FAS 133.

During 2002, the Company entered into one foreign currency forward contract for conversion of pounds sterling into a notional amount of dollars is approximately $ 2,318,000.

The fair value of that contract as of December 31, 2002 reflects a liability in amount of $ 89,700, which was charged to financial expenses.

NOTE 13 - SEGMENT INFORMATION:

a.

The Company conducts business globally and is managed geographically. The Company and its subsidiaries reportable segments are strategic business units which are distinguished by the geographical areas in which they generate revenues, based on location of customers.

The Company evaluates performance based on revenue which is presented for each geographical segment. Segment assets information is not given, since the Company does not evaluate performance based on such assets.  Based on the criteria above, the Company has reportable segments: Israel, U.S.A. and International.

The accounting policies of the segments are the same as those described in the significant accounting policies.

Geographic segments

Summarized financial information by geographic segment for 2002, 2001 and 2000 is as follows:

	Year ended December 31

	2002	2001	2000

	U.S. $ in thousands

Revenues:
U.S.A.	48,833	37,005	14,610
Israel	9,656	10,660	9,145
International*	17,964	11,621	12,315

Total revenue	76,453	59,286	36,070

* The international segment includes revenues from customers in Europe	15,368	9,069	11,411

XXXIX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SEGMENT INFORMATION (continued):

b.	Enterprise-Wide Disclosure

The composition of the Group’s property, plant and equipment based on the physical location of the assets is as follows:

	Depreciated balance at December 31

	2002	2001

Israel	8,553	9,443
U.S.	2,814	2,689
U.K.	19	18

	11,386	12,150

As for goodwill and other assets, see note 4.

c.	Revenues from customers exceeding 10% of revenues:

	2001	2000

	U.S. $ in thousands

Customer A		8,088

Customer B		7,668

Customer C	7,152

NOTE 14 - SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31,

	2002	2001	2000

	(In thousands of U.S. dollars)

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	449	387	347
Increase during the year	1,858	622	466
Bad debt written off	(940)	(560)	(426)

Balance at end of year	1,367	449	387

XL

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED INCOME STATEMENT DATA (continued):

		Year ended December 31,

		2002	2001	2000

		U.S. $ in thousands

b.	Financial income (expenses) -net:
	Realized gain (loss) on marketable securities - net	150	60	(483)
	Non-dollar currency gains (losses) - net	(264)	(665)	98
	Interest and bank commissions - net	(385)	240	525

		(499)	(365)	140

c.	Other general income -net:
	Gain (loss) on sale of property and equipment	(36)	17	20
	Gain on sale of dealership activity	1,079

		1,043	17	20

d.	Earnings (loss) per share (“EPS”):

	Following are data relating to the nominal value of shares - basic and diluted used for the purpose of computing EPS:

	2002	2001	2000

	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earning per share	11,902	11,472	10,916
Add incremental shares from assumed exercise of options	493	681

Weighted average number of shares used in computation of diluted earnings per share	12,395	12,153	10,916

Diluted EPS for the year ended December 31, 2000 does not include 700,354 options, because of their anti-dilutive effect, since the Company had net loss.

XLI

Exhibit A

Retalix Ltd.

Details of subsidiaries

As of December 31, 2002

Retalix Holdings Inc. - a U.S. Corporation, wholly controlled and owned. Established in 2002.

Retalix U.S.A, Inc. formerly Store Point Inc. - a U.S. Corporation, wholly controlled and owned (from 1996 through December 4, 1997 - 80% and from December 4, 1997 through July 20, 1998 - 90%), established in 1996.

Retail Control Systems Inc. (R.C.S.) - a U.S. Corporation, wholly controlled and owned (purchased in September 2000).

BASS Inc.- a U.S. Corporation, wholly-controlled and owned by Retalix U.S.A (purchased in September 2001).

StoreNext Retail Technology LLC - 50.01% controlled and owned. Established in 2002.

Net Point Ltd.- 95% controlled and owned (from 1996 through January 2000 - 57%, from January 2000 through June 2000 - 71.16%, and from June 2000 through October 2001 - 75.85%).

P.O.S. (Restaurant Solutions) Ltd. (“PRS”) - 69% controlled and owned (established in 1996).

Palm Point Ltd - 96.18% controlled and owned (from January 1999 through September 2000 - 50.02%, from September 2000 through March 2001 - 82.14%, from March 2001 through September 2001 - 86.48%, from September 2001 through November 2001 - 88.64% and from Novemebr 2001 through April 2002 - 93.18%).

Tamar Industries M.R Electronics 1985 Ltd. - 100% controlled and owned (purchased in 1999).

Store Alliance.Com Ltd. - 59.17% controlled and owned (in 1999, associated - 52% and consolidated from January 1, 2000 through September 3, 2000 - 52%, from September 4, 2000 through December 31, 2000 - 100% and from January 1, 2001 through April 2001 - 66.7%).

Kochav Orion Ltd. - wholly controlled and owned (purchased in September 2000).

Orlan Orion Systems Ltd. - wholly controlled and owned (purchased in September 2000).

Store Next Ltd. - wholly controlled and owned by Store Alliance Israel (established in July 2002).

TradaNet Electronic Commerce Services Ltd. (“Tradanet Ltd.”) - wholly-controlled and owned by Store Alliance Israel (purchased in April 2001).

IREX Israel Retail Exchange Ltd. – wholly controlled and owned by Store Alliance Israel. Established in September 2001. Has not yet commenced operations.

Retalix (UK) Limited - a U.K. Corporation, wholly controlled and owned. Established in May 2000 and commenced operations in September 2000.

Retalix SA PTY Ltd. - a South Africa Corporation, wholly controlled and owned. Established in March 2001 and commenced operations in April 2001.

Retalix Australia PTY Ltd- an Australian corporation, wholly controlled and owned. Established in July 2001, has not commenced operations yet.

XLII

10616 Scripps Summit Court
San Diego, CA  92131

TEL: 858-795-2000
FAX: 858-795-2001
e-mail:  nshd@nshd.com
www.nshd.com

Independent Auditors’ Report

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheets of Retalix Holdings, Inc. and Subsidiaries (“the Company”) (see Note 1 to the consolidated financial statements) as of December 31, 2002, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the financial statements of StoreNext Retail Solutions, LLC, a majority-owned subsidiary, which statements reflect total assets of approximately $5,468,000 as of December 31, 2002, and total revenues of approximately $10,144,000 for the six-month period then ended.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StoreNext Retail Solutions, LLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Nation Smith Hermes Diamond

February 1, 2003
San Diego, California

OFFICES IN MAJOR CITIES WORLDWIDE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Retalix Limited

	By:	/s/ Barry Shaked

Date: June 26, 2003	Barry Shaked, President, Chief Executive Officer
and Chairman of the Board of Directors

	By:	/s/ Danny Moshaioff

Date: June 26, 2003	Danny Moshaioff, Chief Financial Officer

CERTIFICATION

I, Barry Shaked, certify that:

1.	I have reviewed this annual report on Form 20-F of Retalix Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/Barry Shaked

Dated: June 26, 2003	Barry Shaked
Chief Executive Officer and Chairman of the Board

CERTIFICATION

I, Danny Moshaioff, certify that:

1.	I have reviewed this annual report on Form 20-F of Retalix Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Danny Moshaioff

Dated: June 26, 2003	Danny Moshaioff
Chief Executive Officer and Chairman of the Board

EXHIBITS

*1.1	Memorandum of Association of Registrant, as amended (incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

*1.2	Articles of Association of Registrant, as amended (incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

**4.1

Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff (incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1999).

**4.2

Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited (incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 1999).

8.1	Significant subsidiaries of Retalix Ltd.

10.1	Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 8.1

SIGNIFICANT SUBSIDIARIES OF RETALIX LTD.

Subsidiary	Country of Residence	Business Name

Retalix Holdings Inc.	United States	Retalix USA Holdings
Retalix USA Inc.	United States	Retalix USA
Retail Control Systems Inc.	United States	Retalix USA, Pittsburgh
BASS Inc.	United States	Retalix USA, Dayton
StoreNext Retail Technology LLC	United States	StoreNext USA
Palm Point Ltd.	Israel	Palm Point
Tamar Industries M. R. Electronic (1985) Ltd.	Israel	Tamar
StoreAlliance.com, Ltd.	Israel	StoreAlliance
StoreNext Ltd.	Israel	StoreNext Israel
TradaNet Electronic Commerce Services Ltd.	Israel	Tradanet
IREX – Israel Retail Exchange Ltd.	Israel	IREX
Cell-Time Ltd.	Israel	Cell-Time
P.O.S. (Restaurant Solutions) Ltd.	Israel	PRS
Kohav Orion Advertising and Information Ltd.	Israel	Orion
Retalix (UK) Limited	United Kingdom	Retalix (UK)
Retalix SA PTY Ltd.	South Africa	Retalix SA
Retalix Australia PTY Ltd.	Australia	Retalix Australia

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

Exhibit 10.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Nos. 333-14238, 333-12146 and 333-09840) of Retalix Ltd. of our report dated February 13, 2003, relating the consolidated financial statements, which appears in this Form 20-F.

Tel Aviv, Isreal	/s/ Kesselman & Kesselman
26, 2003	Certified Public Accountant (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Retalix Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Barry Shaked, Chief Executive Officer and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the

Securities Exchange Act of 1934; and

2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

/s/ Barry Shaked

Barry Shaked
Chief Executive Officer and Chairman

A signed original of this written statement required by Section 906 has been provided to Retalix Ltd. and will be retained by Retalix Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Retalix Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Danny Moshaioff, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

/s/ Danny Moshaioff

Danny Moshaioff
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Retalix Ltd. and will be retained by Retalix Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.