Form 20-F/A
period 2002-12-31
RETALIX LTD
filed 2004-03-26
CIK 1064060

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ...... to ......

Commission file No.0-29742

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

YES ☒         NO ☐

Indicate by checkmark which financial statements the registrant has elected to follow:

ITEM 17 ☐       ITEM 18 ☒

i

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F/A in response to comments received by us from the Staff of the Securities and Exchange Commission in connection with their review of our Registration Statement on Form F-3 (No. 333-110681) filed on November 21, 2003. Certain amounts in our financial statements have been restated and certain amounts have been reclassified (see Notes 1a and 1u to the financial statements for a discussion of the changes). Only certain portions of this Form 20-F/A have been amended, and this amended report does not reflect events occurring after the filing of the original Form 20-F on June 26, 2003. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

TABLE OF CONTENTS

Page
PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR OFFICERS AND ADVISERS	1

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1

Item 3. KEY INFORMATION	1-11

A. Selected Financial Data	1-2

B. Capitalization and Indebtedness	2

C. Reasons for the Offer and Use of Proceeds	2

D. Risk Factors	3-11

Item 4. INFORMATION ON THE COMPANY	11-26

A. History and Development of the Company	11-14

B. Business Overview	14-25

C. Organizational Structure	25

D. Property, Plants and Equipment	25-26

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26-40

A. Operating Results	30-34

B. Liquidity and Capital Resources	34-39

C. Research and Development, Patents and Licenses	39-40

D. Trend Information	40

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41-49

A. Directors and Senior Management	41-43

B. Compensation	43-44

C. Board Practices	44-46

D. Employees	46-47

E. Share Ownership	47-49

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	49-50

A. Major Shareholders	49-50

B. Related Party Transactions	50

C. Interests of Expert and Counsel	50

Item 8. FINANCIAL INFORMATION	50-51

A. Consolidated Statements and Other Financial Information	50-51

B. Significant Changes	51

Item 9. THE OFFER AND LISTING	51-52

A. Offer and Listing Details	51-52

B. Plan of Distribution	52

C. Markets	52

D. Selling Shareholders	52

E. Dilution	52

F. Expenses of the Issue	52

Item 10. ADDITIONAL INFORMATION	53-68

A. Share Capital	53

B. Memorandum and Articles of Association	53-58

C. Material Contracts.	58

D. Exchange Controls	58

E. Taxation	58-67

F. Dividends and Paying Agents	67

G. Statement by Experts	67

H. Documents on Display	67-68

I. Subsidiary Information	68

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69-70

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70

v

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

        Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D — Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data
The selected consolidated statement of income data set forth below with respect to the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements. The selected consolidated statement of income data set forth below with respect to the fiscal years ended December 31, 1998 and 1999, and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements that were jointly audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, a company limited by guarantee in England and Wales, and Rosenblum-Holtzman, independent certified public accountants in Israel. In addition, the selected consolidated statement of income data set forth below with respect to the years ended December 31, 2000, 2001, and 2002 and the selected consolidated balance sheet data as of December 31, 2000, 2001, and 2002 have been derived from our audited consolidated financial statements that were audited by Kesselman & Kesselman. The selected consolidated financial data set forth below should be read in conjunction with “Operating and Financial Review and Prospects” and the consolidated financial statements and notes to those statements for the years 2000, 2001 and 2002 included elsewhere in this form 20-F/A. Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

	Year ended December 31,

	1998	1999	2000	2001*	2002*

	(in thousands, except per share data)
Consolidated statement of income data
Revenues:
Product sales	$10,267	$15,748	$22,457	$34,333	$47,280
Services and projects	6,365	9,058	13,613	24,953	29,173

Total revenues	16,632	24,806	36,070	59,286	76,453

Cost of revenues:
Cost of product sales	1,045	2,541	4,916	7,135	11,970
Cost of services and projects	2,531	3,343	4,328	8,781	10,141

Total cost of revenues	3,576	5,884	9,244	15,916	22,111

Gross profit	13,056	18,922	26,826	43,370	54,342

Operating income (expenses):
Research and development expenses,
net	(3,617)	(5,202)	(12,063)	(14,571)	(17,036)
Sales and marketing expenses, net	(2,625)	(4,795)	(9,864)	(14,506)	(18,111)
General and administrative expenses	(2,213)	(3,295)	(6,881)	(12,017)	(12,455)
Other general income (expenses)	—	(35)	20	17	1,043

Total operating expenses	8,455	13,327	28,788	41,077	46,559

Income (loss) from operations	4,601	5,595	(1,962)	2,293	7,783

Financial income (expenses), net	419	1,162	140	(365)	(499)
Gain arising from issuance of shares by a
subsidiary	—	—	—	2877	—
Other expenses	—	—	—	(501)	—

Income (loss) before income taxes	5,020	6,757	(1,822)	4,304	7,284
Taxes on income	1,032	1,484	124	706	2,103
Share in losses of an associated
company	—	(67)	—	—	—

Income (loss) before minority interests	3,988	5,206	(1,946)	3598	5,181
Minority interest in losses of
subsidiaries	127	156	145	166	524

Net income (loss)	$4,115	$5,362	$(1,801)	$3,764	$5,705

Earnings (loss) per share -
Basic	$0.42	$0.50	$(0.16)	$0.33	$0.48

Diluted	$0.42	$0.49	$(0.16)	$0.31	$0.46

Weighted average number of shares
used in computation(1):
Basic	9,641	10,796	10,916	11,472	11,902
Diluted	9,731	11,046	10,916	12,153	12,395

	December 31,

	1998	1999	2000	2001*	2002*

	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$11,164	$15,195	$14,546	$9,200	$28,410
Working capital	24,859	25,841	28,289	29,101	27,250
Total assets	34,627	48,146	79,335	92,749	98,296
Shareholders’ equity	27,867	33,331	41,829	48,779	56,528

(1)	See Note 15d of the notes to our consolidated financial statements for the fiscal year ended December 31, 2002, attached to this annual report, and which are incorporated by reference herein, for a discussion of the shares used to compute net income per share for the years ended December 31, 2000, 2001 and 2002.

* Restated

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

        You should carefully consider the risks described below and in the documents we have incorporated by reference into this annual report. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business

The general deterioration of the economy worldwide could have a material adverse effect on our results of operations.

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

We have received grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. According to Israeli law, any products developed with grants from the Office of the Chief Scientist, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to between 150%-300% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Both our legal and commercial name is Retalix Ltd. During 2000, we changed our name from Point Of Sale Ltd. to our current name. We were incorporated on March 5, 1982, under the laws of the State of Israel. We are domiciled in Israel. Our legal form is a company limited by shares. We operate under the laws of the State of Israel. Our registered office is located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is +011 972-9-776-6677.

We provide integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. Our products are designed to capture, analyze and rapidly disseminate mission-critical information, thereby enabling food retailers to increase operating efficiencies and respond rapidly to changing competitive market requirements and consumer preferences. Our solutions support a wide variety of essential retailing operations, including data capture and communications at the point-of-sale-terminal or checkout (referred to as the post); fuel pump control and fuel sales management; front-office activities, such as cash management and credit authorizations; back-office activities, such as employee scheduling and inventory control; and enterprise-wide (referred to as host) activities, such as pricing strategy, supplier management, and data mining and analysis. To date, our software products have been installed in more than 20,000 stores and quick service restaurants in 43 countries, serving more than 190,000 checkout lanes, including leading retailers such as Albertson’s, Publix and Costco in the US and Tesco, J. Sainsbury, Delhaize and IKEA food services in Europe.

We have a broad portfolio of software solutions to meet the need of food retailers to manage their entire retail chain, ranging from multi-national supermarket chains to local, independent groceries. Our software products offer food retailers a full suite of products to address all elements of their organization:

•	Supermarket Solutions: Our supermarket solutions provide supermarkets with a suite of business applications providing comprehensive supermarket operational and management tools. Our supermarket solutions include StoreLine, RBO (Retalix Back-Office), BASSpoint and ScanMaster.

•	Convenience Store, Fuel and Food Service Solutions: Our software solutions for the convenience store (or C-store), fuel and food service sectors are based on our StorePoint product family, which comprises our StorePoint point-of-sale (or POS) application and our StorePoint Back-Office application.

•	Retalix Host for C-Stores: Retalix Host is a software solution for managing chain-wide operational aspects for convenience and petroleum retailers.

•	ReMA (Retalix e-Market Applications): ReMA is a suite of head-office and back-office applications that is based on a “thin-client,” or web browser-based, architecture, providing retailers centralized operation and management of their enterprise-wide and store-level applications.

•	ASP and e-Marketplace Solutions: We offer our ReMA and back office applications to independent and small retailers on an ASP (application service provider) basis, meaning that the application is remotely hosted on our servers and accessible by the retailer over the web or private data lines. We provide these solutions through our StoreNext joint ventures.

We market our software solutions primarily to large and mid-sized supermarket and convenience store chains, small and independent groceries, fuel stations and restaurants. In the supermarket and grocery sector, we market to four tiers of food retailers that are characterized by revenue levels:

•	Tier 1 – annual revenues of over $3 billion;
•	Tier 2 – annual revenues of between $500 million and $3 billion;
•	Tier 3 – annual revenues of between $50 million and $500 million; and
•	Tier 4 – annual revenues of between $5 million and $50 million.

We have a direct sales force in the U.S. and Europe to market our products to Tier 1 and Tier 2 supermarket and convenience store chains, augmented by a combination of channel partners and resellers. Sales to Tier 1 and Tier 2 customers currently represent approximately 70-80% of our revenues. We target Tier 3 and Tier 4 food retailers indirectly through our channel partners and through our StoreNext joint ventures in the U.S. and Israel. For larger supermarket and convenience store chains, our professional services provide our customers with expert retail business consulting, project management, implementation, application training and technical and documentation services. We also provide development services to customize our applications to meet specific requirements of our customers and ongoing support and maintenance services.

Acquisitions, joint ventures and investments during recent years

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

Our principal recent acquisitions, joint ventures and investments include:

•	Retail Control Systems. In September 2000, we acquired Retail Control Systems, Inc., or RCS, which sold POS and back-office systems to mid- and small-size independent supermarket sectors in the United States. RCS, which is now operating as Retalix Pittsburgh, employs approximately 90 people in Pennsylvania, Ohioand Washington. Its flagship product, RCS ScanMaster Solution Series, is distributed primarily through NCR Corporation’s dealer channel. The acquisition of RCS enabled us accelerate our penetration of the market for POS systems for Tier 3 and Tier 4 food retailers in North America.

•	BASS. In September 2001, we acquired BASS Inc., or BASS, a provider of POS and back-office systems tailored to fit the needs of the small chains and single store grocers. BASS, which is now operating as Retalix Dayton, employs approximately 80 employees, headquartered in Dayton, Ohio. Its POS product, BASSpoint, is distributed through a network of dealers in North America. The acquisition of BASS complemented our acquisition of RCS, enabling us to further penetrate the Tier 3 and Tier 4 North America food retailer market.

•	PalmPoint. Through a series of transactions from 1999 through 2002, we acquired PalmPoint Ltd., which develops software solutions for hand-held devices like Palm and PC pocket computers supporting in-store retail applications, such as ordering, receiving and inventory management. The acquisition of PalmPoint enabled us to offer our Retalix Pocket-Office solution, a series of in-store mobile applications which operate on the Microsoft Windows CE platform.

•	StoreNext Israel. As the result of a series of investments from 1999 through 2002 by us and third parties, we hold a majority interest of StoreNext Israel Ltd., a subsidiary of StoreAlliance.com Ltd. StoreNext Israel is our e-marketplace initiative in Israel, which is a collaborative community of food retailers and suppliers.

•	StoreNext USA. In July 2002, we established StoreNext Retail Technologies LLC (StoreNext USA) together with Fujitsu Transaction Solutions Inc. StoreNext USA provides point-of-sale hardware and software as well as web-based store management solutions for independent grocers throughout North America.

Our StoreNext solutions, tailored to smaller chains and independent groceries, enable smaller establishments with limited IT (information technology) resources to enjoy the benefits of our ReMA enterprise and back office applications through an ASP model, remotely hosted by us and accessible over the web or private lines. Additionally, through the collection of sales and inventory data obtained in providing ASP solutions to retailers, our StoreNext initiatives enable us to attract suppliers to subscribe to our e-market initiatives, in order to obtain access to this aggregated data.

In the future, we plan to continue our investment and acquisition strategies. We continually evaluate opportunities to acquire complementary businesses and technologies in the retail information systems market to better serve our customers, more rapidly develop product offerings, shorten our time-to-market, advance our technology, expand distribution capabilities or penetrate other targeted markets or geographic locations.

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

B. Business Overview

We provide integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. Our products are designed to capture, analyze and rapidly disseminate mission-critical information, thereby enabling food retailers to increase operating efficiencies and respond rapidly to changing competitive market requirements and consumer preferences. Our solutions support a wide variety of essential retailing operations, including data capture and communications at the point-of-sale-terminal or checkout (post); fuel pump control and fuel sales management; front-office activities, such as cash management and credit authorizations; back-office activities, such as employee scheduling and inventory control; and enterprise-wide (host) activities, such as pricing strategy, supplier management, and data mining and analysis. To date, our software products have been installed in more than 20,000 stores and quick service restaurants in 43 countries, serving more than 190,000 checkout lanes, including leading retailers such as Albertsons, Publix and Costco in the US, and Tesco, Sainsbury’s, Delhaize and IKEA food services in Europe.

Over the past ten years, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. In the future, we plan to continue our expansion and acquisition strategies. We will take advantage of our new browser-based enterprise management and store back-office applications to establish new marketing opportunities by expanding our current offerings to the Tier 1 and Tier 2 grocery chains to include “thin” head-office and back-office applications. We believe that offering existing products to the Tier 1 and Tier 2 market sectors will not only provide us with an additional source of revenue, but will also provide opportunities for our point-of-sale software business as these markets adopt our browser-based applications.

We also intend to take advantage of our new browser-based enterprise management and store back-office applications, by offering on an ASP basis our broad set of browser-based applications to independent and small chain grocers. We believe that the independent and small chain grocers are under increasing competitive pressure to avail themselves of sophisticated back-office and host applications, but cannot afford to acquire, host and manage them. We believe our established relationship with this market sector, many of whom already use our point-of-sale applications, and our track-record of developing and providing such applications to large food retailers, provide us with a competitive advantage over others who may try to enter this market. Moreover, we believe these initiatives will provide us with a powerful mechanism to create a critical mass, or communities, of retailers using these ASP applications sufficiently large to attract food suppliers and manufacturers, who will be willing to pay for the aggregated data we collect from retailers through the provision of ASP applications. Adding suppliers to the communities will enable us to create an e-marketplace, where retailers and suppliers use our applications to collaborate in the fields of price exchanging, ordering, inventory and other market information. We believe that the collaborative functionality provided by our applications enables food suppliers and manufacturers to become more efficient and reduce their supply chain management costs.

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

Retalix is continuing to align its development focus with areas identified as most problematic to our customers. Industry surveys have identified IT as the area of highest concern to our current and potential customers. Of the four first most important IT issues listed in one of such surveys, we are currently addressing three: (1) integration between store systems, (2) loyalty card and authentication, and (3) wireless capabilities. The survey also reports that IT spending in 2002 was expected to be equal to 1.7% of total food retail revenues.

We believe this increase in demand is being driven, in part, by the convergence of a number of recent trends in the retail food industry, including:

•	increasing consolidation of nationwide and large grocery chains in the United States;
•	a shift in consumer preferences from retailer loyalty toward value in the form of lower prices;
•	the convergence of various retail services at single retail locations (such as the addition of coffee shops and fuel stations to supermarket sites); and
•	the introduction of new customer-activated ordering and payment applications.

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

Robust, integrated host-to-post enterprise software solutions for large food retailers

Our integrated software solutions provide management tools to food retailers for monitoring, reporting and analyzing sales data, vendor relationships, merchandising and other important activities from the point-of-sale or fuel pump (post) to the back office and headquarters (host) in a consistent manner. Through the use of these integrated software solutions, food retailers can improve operational and logistical efficiencies and better manage inventory including wet stock (or fuel), purchasing, merchandising, pricing, promotions and shrinkage control. They can also implement price changes simultaneously throughout an enterprise and rapidly initiate targeted marketing programs.

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

Flexible and scalable architecture

We have designed our suite of products to allow for a “mix and match” of functions. Each food retailer can select application–specific modules and can add modules as its needs evolve. Our products are scalable, meaning they can accommodate the addition of more sites and checkout lanes without the need to replace or upgrade the system. As such, our products can be used to support retail environments from a small store with one checkout lane to a multiple format retail chain with over 80 checkout lanes per store location.

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

Leverage our ReMA solutions to further penetrate the independent and smaller chain grocery market

In the past, we have sold our point-of-sale applications to independent and smaller chain retailers and our back-office and head-office applications to large chains. We believe that ReMA will enable us to provide these back-office and head-office applications to the independent and smaller retailers. Through our StoreNext ventures in the U.S. and Israel, we offer these retailers the ability to access back-office and host applications on an ASP basis. We intend to leverage our ReMA applications to offer to these retailers Connected Services, providing these smaller retailers, on a hosted, subscription basis, access to applications that they do not have the resources to acquire and maintain in-house.

Leverage our Internet based software applications to participate in collaborative retailer supplier communities

We believe that we are well positioned to establish successful e-market initiatives. We enjoy a substantial software market share in the U.S. independent grocery market. Our software is currently installed in over 6,000 independent groceries out of the total U.S. market of approximately 20,000 independent groceries. We believe that many in this community can benefit from the functionality and easy access to our Internet based headquarters and store back-office applications. StoreNext IL, our e-marketing initiative in Israel, has attracted the attention of some of the largest grocery suppliers in Israel, including Osem-Nestle, Procter & Gamble (Israel), Strauss-Elite, Tnuva and Unilever-Bestfoods, as well as many large grocery retailers, including Supersol, one of the largest, publicly traded supermarket chains in Israel. We have started generating revenues from the retailer community as well as from several of the larger suppliers. We talk to these and other suppliers and retailers on an ongoing basis, about additional collaborative services, such as out-of-stock notification, which both sides are willing to pay for. We believe that our e-market initiatives will enable retailers and suppliers to reduce their operating costs. It is also fair to assume that part of these savings will be passed onto our StoreNext initiatives in the form of subscription fees paid to us by these retailers and suppliers for use of our e-market platform and its collaborative services.

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

The following table briefly describes our main products and their respective features and functions. A fuller description is set forth below the table.

Product	Purpose/Technology	Key Features & Functions
Supermarket

StoreLine	• POS software for all tiers in the grocery market • Client Server, 3 tier application, Windows operating system	• Highly configurable • Multi-language, currency and tax support • High availability and resilience • Hardware neutral • Supports multiple types of POS
ScanMaster	• POS software for Tier 3& 4 grocery retailers • Client Server, Windowsoperating system	• Functionally rich and well suited for the Tier 3 & 4 grocers • Open architecture
BASSpoint	• POS software for Tier 3 & 4 grocery retailers • Client Server, Windows operating system	• Functionally rich and well suited for the Tier 3 & 4 grocers • Open architecture
RBO (Retalix Back- Office)	• A back-office application for the Tier 2 - 4 grocery • Client Server, Windows operating system	• Functionally rich back-office • Open architecture, Microsoft Windows- based back-office • Interfaces to several types of POS • Well integrated with StoreLine
Convenience Store
StorePoint POS	• POS software for the convenience store and petroleum market • Client Server, Windows operating system	• Highly configurable • Multi-language, currency and tax support • High availability and resilience • Hardware neutral • Supports multiple types of POS - c- store, fuel, quick service, POS at the pump
StorePoint Back-Office	• Back-office application for the convenience and petroleum market • Client Server, Windows operating system	• Functionally rich back-office • Well integrated with StorePoint POS • Supports multiple retail services - regular C-store sales, quick service operations, fuel operations, labor scheduling
Retalix Host	• An enterprise management system for the convenience and petroleum market • Client Server, Windows operating system	• Provides enterprise functionality for price and promotion management and data analysis and reporting
• Handles large amounts of data from the enterprise to the stores and from the stores back to the enterprise
ReMA	• An enterprise system for central management of head-office and back-office applications • Web-based architecture	• Web-based, open architecture provides for central operation of the system with users accessing from corporate or stores locations
 •     Broad functionality - pricing,        promotions, loyalty, ordering, receiving,        analysis and reporting
• Reduces the technology footprint in the store

Supermarket solutions

StoreLine is a suite of business applications providing comprehensive supermarket operational and management tools. The StoreLine suite includes Retalix POS, Retalix Café, Retalix Fuel, Retalix Self Checkout, Retalix SelfScan, Retalix U-Weigh, Retalix e-Shop, Retalix CallCenter, Retalix Kiosk and Retalix Back-Office. This suite is specifically designed to cater to the growing trend of supermarket businesses adding new formats as well as related sales and services. StoreLine’s family of products provides supermarkets with support for checkout terminals in various formats, customer self-service applications, Internet shopping, call-centers and kiosks, each of which is integrated with the store’s management system. For back-office management, StoreLine consists of in-store servers as well as back-office workstations for inventory and employee management. The system provides interfaces to host systems and to third-party applications as well as to payment service providers. Using a standard local area network, StoreLine’s client/server architecture supports a variety of open and proprietary peripherals such as full-screen customer displays, color touch screens, scanners, checkout and area scales, magnetic card and check readers, coin dispensers and smart card readers. StoreLine runs on Microsoft Windows platforms as well as the Linux operating system. We installed our first Linux point-of-sale system at Hannaford Brothers during the fourth quarter of 2002.

Customized versions of StoreLine software solutions include ISS45, which is branded and distributed by StoreNext, our joint venture with Fujitsu in the United States, and POSition, a Wincor-Nixdorf branded offering, which was adapted to meet the needs of German-speaking countries.

ScanMaster, developed and marketed by Retalix Pittsburgh (formerly RCS Technologies), and distributed by NCR, is a Microsoft Windows-based open platform POS software system tailored to fit the needs of the small chain and single store supermarkets. ScanMaster includes a wide variety of custom utilities required for this market. We added this product to our POS product line as a result of our acquisition of RCS Technologies in 2000.

BASSpoint, developed and marketed by Retalix Dayton (formerly BASS Inc.), and distributed through a network of dealers in North America. BASSpoint is a Microsoft Windows-based open platform POS software system tailored to fit the needs of the small chain and single store supermarkets and includes a variety of custom utilities required for this market. We added this product to our POS product line as a result of our acquisition of BASS Inc. in 2001.

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

ReMA

Retalix e-Market Applications, or ReMA, is a suite of head-office and back-office applications that is based on a “thin-client” architecture. ReMA is the next generation of our Retalix Host product, targeted at the Tier 1 supermarket chain market. ReMA is designed to serve as an enterprise solution for large retail chains combining both head-office and back-office applications from one server location, and to provide a platform and application set for collaborative services among food retailers and their suppliers. ReMA provides food retailers centralized operation and management of their enterprise-wide and store-level applications serving the needs of corporate personnel and store managers. As distinguished from Retalix Back-Office, which is based on a client server architecture and therefore requires the software to be installed in every store, ReMA leverages its scalable, web-based architecture to enable a retailer to provide from a single host, centrally managed back-office applications to all its stores. ReMA’s application set includes pricebook, promotions, ordering, receiving, inventory, reporting, data analysis, loyalty, targeted 1-on-1, electronic journal and enterprise alerts. ReMA’s thin-client architecture allows authorized users to access the centrally hosted applications using any standard browser, over a LAN, VPN (virtual private network) or the Internet.

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

ASP and e-Marketplace Solutions

Small to medium sized food retailers have many of the same needs and face many of the same challenges as do the larger retailers, but lack the managerial, financial and technological capacity of the larger retailers. Our StoreNext solutions, tailored to smaller chains and independent groceries, enable smaller establishments with limited IT resources to enjoy the benefits of our ReMA enterprise and our back office applications through an ASP (application service provider) model, remotely hosted by us and accessible over the web or private lines. We refer to these remotely-accessed applications as Connected Services. Connected Services include web-based head-office and back-office applications and other data hosting and management, merchandising, reporting and analysis tools. We provide these services to retailers in exchange for monthly subscription fees, which vary depending upon the number of Connected Services subscribed to.

In addition, through the provision of Connected Services, our StoreNext ventures can offer food suppliers access to aggregated food retail sales and other market data, which assists these suppliers in planning and managing their supply chain. By offering retailers Connected Services and suppliers retail sales and market information, we are able to establish a community of retailers and suppliers collaborating and interchanging data through our centralized servers, enabling the exchange of pricing, ordering, inventory and other market information. We call this community an e-marketplace. We provide these collaborative e-marketplace services to suppliers and retailers in exchange for subscription fees. We also offer these suppliers messaging services, commonly referred to as EDI, or electronic data interchange, which enables the exchange of data between retailers and suppliers electronically using the same data format and protocols.

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

From time to time we participate in programs of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. A budget of approximately $1.1 million of grants was approved to us under these programs during 2002 and grants of approximately $2,491,000 were received by us from the Office of the Chief Scientist through 2002. Regarding this issue, see the further discussion set forth in “Item 5C - Research and Development, Patents and Licenses” of this annual report.

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

General

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

Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, acquiring complementary businesses, including RCS in 2000 and BASS in 2001, and through introducing new products as well as expanding the features and functionality of our existing products.

We have derived the substantial majority of our historical revenues from the sale of our software solutions to large (Tier 1 and Tier 2) supermarkets and convenience store chains, and we anticipate that revenues from such customers will continue to represent the majority of our revenues over the near term. In 2003, we began to offer Connected Services to Tier 3 and Tier 4 grocers in the U.S., for which we receive monthly subscription fees. We anticipate that revenues related to Connected Services will account for a growing, though substantially smaller, portion of our revenues in future periods.

During 2002, we continued our strategy of focusing on Tier 1 and Tier 2 food retailers. In addition, through the formation of our StoreNext USA joint venture, we expanded our focus on the Tier 3 and Tier 4 food retailers, both through the assumption of joint management for the dealer channel, through whom our products are sold to food retailers, as well as through the introduction of Connected Services for this market segment, for which we began to generate revenues in 2003. In 2002, we also continued to expand our sales in North America, where revenues grew by 20%, as well as our sales in Europe, where revenues grew by 55%, in part due to the contribution of our sales to Sainsbury’s, one of the leading supermarket chains in the U.K.

Highlights from 2002 include:

•	We established StoreNext Retail Technologies LLC (StoreNext USA) together with Fujitsu Transaction Solutions Inc. StoreNext USA is designed to be our primary channel for store management solutions for Tier 3 and Tier 4 independent grocers throughout North America. In addition to providing point-of-sale hardware and software to this sector of the U.S. market, StoreNext USA is our platform for providing our office and enterprise applications on an ASP basis to independent grocers, who cannot justify the investment required to support such applications in-house. We hold 50.01% of StoreNext USA.

•	We increased our investment in research and development by 17% to $17.0 million for 2002, reflecting significant investments made in developing next-generation applications and Web-based architectures targeted to the needs of both large chains and independent retailers.

•	We appointed Jeff Yelton as CEO of Retalix Inc., our North American subsidiary. Jeff Yelton joined us from Kyrus Corporation, IBM Corporation’s largest provider of point of sale systems. With over 60% of our sales and 40% of our employees in North America, appointing Jeff Yelton as CEO was an important part of our strategy to continue to focus on penetrating the North America food retail market.

•	We announced that Hannaford Brothers, a 119-store chain in the Northeast United States owned by the Delhaize Group, selected our StoreLine product designed to operate on the Linux operating system, the first to operate on Linux in the grocery sector.

Sources of Revenue

We derive our revenues primarily from the licensing of integrated software products, which we classify as revenues from product sales, and the provision of related maintenance and other services, principally software changes requested by customers, which we classify as revenues from services and projects. In addition, we provide communication services between retailers and suppliers and data analysis and supply chain information services, which are included in revenues from services and projects.

Our relationships with our Tier 1 and Tier 2 customers are long term in nature as our core business is based on supplying products that are mission critical to our customers’ operations and involve considerable commitment, attention, and investment of financial and human resources by them. Revenues generated from projects for any specific Tier 1 and Tier 2 customer are generally recognized over a period of up to twenty-four months, depending upon the products and the scope of the project. While no single customer accounted for 10% or more of our revenues in 2002, our quarterly revenues generally include a number of large sales of products and/or projects to a relatively small number of Tier 1 and Tier 2 customers.

Product sales

Product sales primarily consist of the sale of software through license agreements with direct customers, distributors and dealers. Sales to smaller retailers which constitute the lower end of the market (Tier 3 and Tier 4) are occasionally bundled with hardware. We recognize revenues from sales of our products when delivery has occurred, when the sales price is fixed or determinable, when our ability to collect payment is probable and when we have no material obligations remaining under the sales agreements. We recognize revenues from transactions involving resellers when our software products are delivered to end-users. We recognize revenues under agreements for the sale of a specified number of software licenses over a specified term over the term of the agreements.

Services and projects

Revenues from services consist of maintenance and other services, including communication services between retailers and suppliers and the provision of data analysis and supply chain information services. Revenues from services are recognized as the services are performed or over the term of the service period, depending on the terms of the arrangement. We generally sell maintenance on an annual basis, which provides customers with the right to receive technical support. Maintenance revenues are recorded as deferred revenue at the time the associated license is sold or a maintenance renewal is purchased, and are recognized ratably over the term of the maintenance agreement. If maintenance services are included free of charge or discounted in a license agreement, such amounts are unbundled from the license fee at their fair market value based upon the value established by independent sales of such maintenance services to other customers.

Revenues from projects consist primarily of fixed price contracts for the development of changes to the software code of our products at the request of a specific customer.
Revenues from projects are deferred and recognized as revenue upon completion of the development of the software changes. Projects for changes to software code requested by customers are not begun until after the software license is sold and generally take up to twelve weeks to complete.

In addition to the above revenue recognition criteria, in situations where we have a continuing obligation to the customer to provide additional products or services, we only recognize revenues relating to the products or services that have already been delivered if

•	any undelivered products or services are not essential to the functionality of the delivered products or services;

•	payment for the delivered products or services is not contingent upon delivery of the remaining products or services;

•	we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services; and

•	there is evidence of the fair value for each of the undelivered products or services.

Deferred revenue primarily relates to software maintenance agreements billed to customers for whom the services have not yet been provided and advances from customers for services that have not been provided. The liability associated with performing these services is included in deferred revenue.

Because our revenue recognition differs based on contract terms and customer requirements, our services and projects revenues may vary from period to period depending upon the mix of these arrangements we enter into in such periods. Please refer to “— Application of Critical Accounting Policies and Use of Estimates-- Revenue Recognition,” for further information regarding revenue recognition.

Cost of Revenues

Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants, up to a total of 100% or 150% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales – Cost of product sales consists of costs related to product installation and hardware. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues. Beginning in July 2002, we began consolidating the results of StoreNext USA into our financial statements. As hardware sales constitute a significant portion of StoreNext USA revenues, our cost of product sales has increased, reflecting the higher costs of hardware.

Cost of Services and Projects – Cost of services and projects consists of costs directly attributable to service and project sales, including software support, maintenance services, market information services, messaging and other services. Because the cost of services and projects is substantially higher, as a percentage of related revenues, than the cost of products, our overall gross margins may vary from period to period as a function of the mix of services and projects versus product revenues in such periods.

Operating Expenses

Operating expenses consist of research and development expenses, net, selling and marketing expenses, net and general and administrative expenses.

Research and Development Expenses, Net - Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs. Please refer to “C. Research and Development, Patents and Licenses,” for further information regarding these programs.

Selling and Marketing Expenses - Selling and marketing expenses consist primarily of salaries, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel. Selling and marketing expenses have increased significantly over the last few years as we have increased our efforts to strengthen our marketing channels, particularly through direct sales.

General and Administrative Expenses - General and administrative expenses consist primarily of compensation, professional fees and regular administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and activities as well as new joint ventures. In addition, we adopted FAS No. 142 of the FASB, “Goodwill and other Intangible Assets” and FAS No. 141 “Business Combinations” in their entirety as of January 1, 2002 except for acquisition we entered into as of September 2001, for which we applied the provisions of FAS 141 and FAS 142 as of the acquisition date. As a result, goodwill that was previously amortized within general and administrative expenses on a straight-line basis over periods of four to seven years, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.

An additional factor which affected our general and administrative expenses in recent years, and 2002 in particular, is the worldwide economic recession, which contributed to an increase in our bad debt write-offs and allowance for doubtful accounts and to the expenses associated with such debts. In 2002, our allowance for doubtful accounts increased from 2.6% in 2001 to 6.7% of the gross amount of trade receivables due to the global recession, especially the recession in Israel, where we had to increase the allowance for doubtful accounts for a number of smaller Israeli customers. In determining the allowance for doubtful accounts, we considered, among other things, our past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers. In addition, in 2002, one of our customers declared bankruptcy and we wrote-off $650,000 in account receivables attributable to that customer. In light of this write-off and the continuing economic recession, we re-examined our trade receivables balances and increased our allowance for doubtful accounts.

Other General Income, Net

In September 2000, we acquired RCS, a POS dealer engaged in the sale of third party POS hardware and internally developed software to the Tier 3 and Tier 4 market segment. RCS operated primarily in several Eastern and Midwestern U.S. states. In 2002, we sold a relatively small part of the RCS dealership operations, principally RCS’s operations in the Tennessee area, due to conflicting interests with our new StoreNext USA joint venture. Other general income, net consists primarily of the gain we realized upon this sale in 2002.

Financial Income, Net

Financial income, net, consists primarily of interest earned on bank deposits and securities, interest paid on loans and credit from banks and gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars.

Minority Interest in Losses of Subsidiaries

Minority interest in losses of subsidiaries reflects our pro rata minority share in losses of our subsidiaries, principally our StoreNext USA and StoreNext Israel subsidiaries.

A. Operating Results

The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,

	2000	2001*	2002*

Revenues:
Product sales	62.3%	57.9%	61.8%
Services and projects	37.7	42.1	38.2

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	13.6%	12.0%	15.7%
Cost of services and projects	12.0	14.8	13.3

Total cost of revenues	25.6%	26.8%	28.9%

Gross profit	74.4%	73.2%	71.1%
Operating expenses:
Research and development expenses, net	(33.4%)	(24.6%)	(22.3%)
Selling and marketing expenses	(27.3)	(24.5)	(23.7)
General and administrative expenses	(19.2)	(20.3)	(16.3)
Other general income - net			1.4

Total operating expenses	79.9%	69.3%	60.9%

Operating income (loss)	(5.5)	3.9	10.2
Financial income (expenses), net	0.4	(0.6)	(0.7)
Gain arising from issuance of shares by a subsidiary		4.9
Other expenses, net		(0.8)

Income (loss) before income taxes	(5.1)%	7.3%	9.5%
Income taxes	0.3	1.2	2.8

Income (loss) before minority interests	(5.4)%	6.1%	6.8%
Minority interests in losses of subsidiaries	0.4	0.3	0.7

Net income (loss)	(5.0)%	6.3%	7.5%

* Restated

Comparison of 2000, 2001 and 2002

Revenues

($ in millions)	Year ended December 31,			% Change 2001 vs. 2000	% Change 2002 vs. 2001
	2000	2001	2002

Product sales	$22.5	$34.3	$47.3	53%	38%
Services and projects	13.6	25.0	29.2	83%	17%

Total revenues	$36.1	$59.3	$76.5	64%	29%

During 2002, our revenue increase resulted primarily from an increase in sales to customers in the United States, where revenues increased from $37.0 million to $48.8 million, or approximately 32%. Growth in the U.S. was contributed to by our inclusion, beginning in July 2002, of sales generated by StoreNext USA, our joint venture with Fujitsu targeted at the Tier 3 and Tier 4 segment of the food retail market. As opposed to our direct sales, which consist primarily of revenues from sales of software and related services, StoreNext USA also sells third party POS hardware. As a result, our revenues in the second half of 2002 grew in part due to the inclusion of hardware sales generated by StoreNext USA. Our revenue growth in 2002 was also supported by our international sales, primarily in Europe, South Africa, Australia and the Far East, which increased from $11.6 million in 2001 to $18.0 million in 2002.

During 2001, our revenue growth was primarily attributable to our direct sales to Tier 1 and Tier 2 convenience store chains in the U.S., which increased sales of our StorePoint product, as well as an increase in revenues from services and projects due to the larger integration and customization requirements of such Tier 1 and Tier 2 customers. This growth contributed to a 153% increase in sales in the United States, from $14.6 million in 2000 to $37.0 million in 2001. During the same period, revenues from customers in Israel, Europe and the rest of the world enjoyed modest growth, increasing from $21.5 million in 2000 to $22.3 million in 2001.

Cost of Revenues

($ in millions)	Year ended December 31,			% Change 2001 vs. 2000	% Change 2002 vs. 2001
	2000	2001	2002
Cost of product sales	$4.9	$7.1	$12.0	45%	68%
Cost of services and projects	4.3	8.8	10.1	103%	15%

Total cost of revenues	$9.2	$15.9	$22.1	72%	39%

The increase in cost of product sales in 2002 as well as the increase in this item as a percentage of product revenues resulted primarily from an increase in hardware associated sales attributable to our StoreNext USA initiative. Beginning in the third quarter of 2002, we consolidate the results of StoreNext USA into our financial statements. Whereas we historically generated revenues primarily from the sale of software and related services, StoreNext USA generates revenues from the sale of third party POS hardware as well, which have higher associated cost of revenues and lower gross margins. As a result, we expect our gross margins for future periods to be lower than our historical gross margins prior to July 2002.

In 2001, cost of product sales decreased slightly as a percentage of revenues due to the fact that there was no increase in hardware associated sales during 2001, and most of the increase in product sales was attributable to software licenses, which have a higher margin than hardware sales. The significant increase in 2001 in cost of services and projects was primarily due to an increase in the number of personnel associated with rendering such services in new projects to customers in the United States and in Europe.

Operating Expenses
					% Change 2001 vs. 2000	% Change 2002 vs. 2001
($ in millions)	Year ended December 31,
	2000	2001	2002
Research and development, net	$12.1	$14.6	$17.0		21%	17%
Selling and marketing	9.9	14.5	18.1		47%	25%
General and administrative	6.9	12.0	12.5		75%	4%

Total operating expenses	$28.8	$41.1	$46.6	*	43%	13%
*Net of $1.0 million in other general income

Research and Development Expenses, Net – We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. To that end, we increased our research and development staff in both 2001 and 2002. Measured on a weighted average basis, our research and development staff consisted of 35 more employees in 2002 than in 2001, and 36 more employees in 2001 than in 2000. These additional employees, which were the primary cause for the increase in our research and development expenses in 2001 and 2002, were recruited in order to support our growing efforts in developing new and enhanced solutions, and our efforts invested in modifying existing and new products to new technology environments, new combinations of retail formats and market requirements as defined by leading food retail chains. In particular, we continue to invest significant development resources in developing new ReMA applications for use in our growing ASP and e-marketplace initiatives and in upgrading our existing applications to be web-browser enabled. We plan to continue to devote a significant portion of our personnel and financial resources to research and development, particularly in connection with our ASP and e-marketplace initiatives.

Selling and Marketing Expenses – Approximately 75% of the increase in selling and marketing expenses in 2002 was a result of our intensified efforts in our new ASP and e-marketplace initiatives, and the remainder of the increase in selling and marketing expenses was primarily attributable to the strengthening of sales and marketing infrastructure as part of our strategy to market our products in new geographic markets. In addition, during 2002, we strengthened our sales and marketing force in the United States, recruiting highly experienced industry personnel, including key sales executives with extensive background and experience in the U.S. market, in order to improve our ability to accommodate new opportunities, primarily in the U.S. grocery sector. We also significantly increased our efforts to increase awareness of our products globally by participating in additional tradeshows and industry events. The 47% increase in our selling and marketing expenses in 2001 was primarily attributable to our increased marketing efforts in the Tier 3 and Tier 4 grocery sector in the U.S., which was assisted by our acquisitions of BASS and RCS. We anticipate that selling and marketing expenses, net, will continue to increase in absolute dollars as we expand our operations. As we devote increasing resources to our sales and marketing efforts, such expenses as a percentage of revenues may increase as well.

General and Administrative Expenses – In 2002, our general and administrative expenses decreased as a percentage of sales, due to our ability to leverage our existing infrastructure to accommodate our growing revenues. In 2001, our general and administrative expenses increased by over 75% due primarily to the impact of our growth through acquisitions and the higher administrative expenses of the acquired entities. Although we acquired RCS in 2000 and BASS in 2001, the cost savings achieved through the consolidation of the administrative infrastructure of the acquired entities into our existing infrastructure were only begun to be realized in 2002.

Financial Income (Expenses), Net

Financial income (expenses), net, totaled an expense of $499,000 for 2002 and $365,000 for 2001 compared to $140,000 of income for 2000. The changes resulted primarily from financial expenses incurred on bank loans used to finance acquisitions and purchasing of fixed assets and the devaluation of net financial non-dollar assets as a result of the strengthening of the U.S. Dollar compared to the Israeli Shekel and the British Pound Sterling.

Corporate Tax Rate

The corporate tax rate in Israel is 36%. Our effective tax rate, however, was 28.9% in 2002 and 16.4% in 2001. In 2000, we suffered a pre-tax loss of $1.8 million and our tax expenses amounted to $124,000. These lower tax rates are primarily a result of the fact that we enjoy tax reductions under Israel’s Law for Encouragement of Capital Investments, 1959, with respect to our investment programs that were granted the status of approved enterprises. We have derived, and expect to continue to derive, a portion of our income from approved enterprise investments. Under the approved enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investments. We are also entitled to certain tax exemptions in connection with our approved enterprise investments. There could be no assurance that such tax benefits will be available for us in the future at all or at their current levels.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of our last eight quarters and these data are expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our audited consolidated financial statements included elsewhere in this annual report. The operating results for any quarter are not necessarily indicative of results for any future period.

        Consolidated Statement of Income Data (unaudited, in thousands except per share amounts)

(Restated)

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
Revenues:
Product sales	$8,221	$8,346	$8,843	$8,923	$9,356	$10,144	$13,210	$14,570
Services and projects	6,035	6,157	6,213	6,548	6,875	7,108	7,214	7,976

Total revenues	14,256	14,503	15,056	15,471	16,231	17,252	20,424	22,546
Cost of revenues:
Cost of product sales	1,910	1,663	1,711	1,851	1,998	2,063	3,697	4,212
Cost of services and projects	2,109	2,192	2,268	2,212	2,305	2,366	2,604	2,866

Total cost of revenues	4,019	3,855	3,979	4,063	4,303	4,429	6,301	7,078

Gross profit	10,237	10,648	11,077	11,408	11,928	12,823	14,123	15,468
Operating expenses:
Research and development
expenses, net	(3,619)	(3,603)	(3,636)	(3,713)	(3,966)	(4,079)	(4,341)	(4,650)
Selling and marketing
expenses	(3,410)	(3,571)	(3,692)	(3,833)	(4,058)	(4,140)	(4,604)	(5,309)
General and administrative
expenses, net	(2,746)	(2,937)	(3,148)	(3,186)	(2,609)	(2,806)	(3,102)	(3,938)
Other general income (expenses),
net	3	(18)	3	29	20	(4)	(47)	1,074

Total operating expenses	9,772	10,129	10,473	10,703	10,613	11,029	12,094	12,823

Operating income (loss)	465	519	604	705	1,315	1,794	2,029	2,645
Financial income (expenses),
net	(367)	69	(73)	6	(238)	(36)	(166)	(59)
Gain arising from issuance of
shares by a subsidiary	2,391	486
Other expenses		(501)

Income (loss) before income
taxes	2,489	573	531	711	1,077	1,758	1,863	2,586
Income taxes	2	210	253	241	393	413	549	748

Income (loss) before minority
interests	2,487	363	278	470	684	1,345	1,314	1,838
Minority interest in losses
(profits) of subsidiaries .	(285)	164	103	184	153	43	308	20

Net income (loss)	$2,202	$527	$381	$654	$837	$1,388	$1,622	$1,858

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
Earnings (loss) per share:
Basic	$0.19	$0.05	$0.03	$0.06	$0.07	$0.12	$0.14	$0.15

Diluted	$0.19	$0.04	$0.03	$0.05	$0.07	$0.11	$0.13	$0.15

Weighted average number
of shares used in
computation of
earning per share:
Basic	11,319	11,371	11,523	11,536	11,740	11,894	11,993	11,997
Diluted	11,827	12,108	12,271	12,427	12,622	12,560	12,291	12,133

As a Percentage of Total Revenues (unaudited)

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
Revenues:
Product sales	57.7%	57.5%	58.7%	57.7%	57.6%	58.8%	64.7%	64.6%
Services and projects	42.3	42.5	41.3	42.3	42.4	41.2	35.3	35.4

	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of product sales	13.4	11.5	11.4	12.0	12.3	12.0	18.1	18.7
Cost of services and
projects	14.8	15.1	15.1	14.3	14.2	13.7	12.7	12.7

Total cost of revenues	28.2	26.6	26.4	26.3	26.5	25.7	30.9	31.4

Gross profit	71.8	73.4	73.6	73.7	73.5	74.3	69.1	68.6
Operating expenses:
Research and
development expenses,
net	(25.4)	(24.8)	(24.1)	(24.0)	(24.4)	(23.6)	(21.3)	(20.6)
Selling and marketing
expenses	(23.9)	(24.6)	(24.5)	(24.8)	(25.0)	(24.0)	(22.5)	(23.5)
General and
administrative
expenses	(19.3)	(20.3)	(20.9)	(20.6)	(16.1)	(16.3)	(15.2)	(17.5)
Other general income
(expenses),
net		(0.1)		0.2	0.1		(0.2)	4.8

Total operating
expenses	68.5	69.8	69.6	69.2	65.4	63.9	59.2	56.9

Operating income (loss)	3.3	3.6	4.0	4.6	8.1	10.4	9.9	11.7
Financial income
(expenses), net	(2.6)	0.5	(0.5)		(1.5)	(0.2)	(0.8)	(0.3)
Gain arising from issuance of
shares by a
subsidiary	16.8	3.4
Other expenses		(3.5)

Income (loss) before
income taxes	17.5	4.0	3.5	4.6	6.6	10.2	9.1	11.5
Income taxes	—	1.4	1.7	1.6	2.4	2.4	2.7	3.3

Income (loss) before
minority interests	17.4	2.5	1.8	3.0	4.2	7.8	6.4	8.2
Minority interest in
losses (profits) of
subsidiaries	(2.0)	1.1	0.7	1.2	0.9	0.2	1.5	0.1

Net income (loss)	15.4	3.6	2.5	4.2	5.2	8.0	7.9	8.2

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

Net Cash Provided by/Used in Operating Activities. Net cash provided by operating activities was approximately $10.1 million in 2002, primarily the result of an increase of $4.5 million in our accounts payable and accruals, partially offset by a $1.4 million net increase in our accounts receivable due to our growing sales. Net cash provided by operating activities in 2001 was approximately $5.6 million, primarily the result of a $2.1 million net decrease in trading securities, offset in part by a $1.0 million net increase in our accounts receivable and a decrease of $2.1 million in our accounts payable and accruals. Net cash used in operating activities in 2000 was approximately $8.9 million, primarily the result of a $6.5 million increase in our accounts receivable and a $1.7 million increase in our trading securities. Our accounts receivable balance fluctuates from period to period, which impacts our cash flow from operating activities. Fluctuations vary depending on the timing of sales and billing activity, cash collections and changes to our provision for doubtful accounts.

Net Cash Provided by/Used in Investing Activities. Net cash provided by investing activities was approximately $11.1 million in 2002. Net cash used in investing activities in 2001 was approximately $15.5 million, and net cash used in 2000 was approximately $7.8 million. Net cash provided by investing activities in 2002 was primarily attributable to the maturity of short-term bank deposits and proceeds from the sale of portion of the dealership activity of one of our subsidiaries in the United States, net of investments in marketable securities and acquisitions of fixed assets.

Net Cash Provided by/Used in Financing Activities. Net cash used in financing activities in 2002 was approximately $1.9 million, primarily attributable to repayment of long term bank loans net of proceeds from the issuance of share capital with regard to options exercised by employees. In 2001, net cash provided by financing activities was approximately $4.6 million, primarily attributable to a long term bank loan received and proceeds from the issuance of shares of a subsidiary to a third party which were offset by a repayment of $4.4 million in long-term loans from banks. In 2000, net cash provided by financing activities was approximately $16.0 million, primarily attributable to a long-term bank loan received.

Our capital expenditures (consisting of the purchase of fixed assets, and from acquisitions of subsidiaries consolidated for the first time in 2000) were $1.7 million, $2.2 million and $10.1 million in 2002, 2001 and 2000, respectively.

Bank Debt

In June 1998, we entered into a loan agreement with Bank Leumi for approximately $2.5 million to finance the purchase of our facility in Ra’anana, Israel. The loan is secured by a mortgage on the property. In January 2000, we entered into an additional loan agreement with Bank Leumi for approximately $1.7 million to finance the purchase of additional office space in the same building in Ra’anana. The loan is secured by a lien on our securities portfolio. In respect of both loans, we have made covenants, including maintenance of financial ratios, to Bank Leumi and have undertaken not to pledge any of our assets without the bank’s prior consent.

At December 31, 2002, we had the following outstanding debt obligations, most of which were incurred to finance acquisitions:

Lender	Currency	Date of Loan	Original Loan Amount	Outstanding Principal Amount	Maturity Date	Interest Rate
			($ in millions)
Bank Leumi	USD	June 1998	$2.5	$1.8	June 2003	LIBOR + 0.675%
Bank Leumi	USD	January 2000	$1.7	$0.7	January 2004	LIBOR + 0.450%
Bank Leumi	USD	August 2000	$10.0	$5.5	August 2005	LIBOR + 0.500%
United Mizrahi Bank	USD	December 2000	$5.0	$2.8	September 2005	LIBOR + 0.500%
Bank Leumi	NIS	December 2001	$2.3	$2.1	December 2003	Prime Rate - 0.3%
Bank Leumi*	NIS	April 2002	$0.8	$0.8	April 2003	6.9%
Bank Hapoalim	NIS	April 2002	$1.1	$1.1	July 2003	Prime Rate - 0.7%
Bank Leumi*	GBP	April 2002	$0.9	$0.9	April 2003	LIBOR + 0.800%

Total			$24.3	$15.7

* Repaid in full at maturity in April 2003.

Contractual Obligations

The following table presents further information relating to our liquidity:

Contractual Obligations (U.S. dollars in thousands) *	Total	Less than 1 year	1-3 years	4-5 years
Long-Term Debt (including current maturities)**	$15,792	$10,003	$5,618	$171
Liabilities with regard to executory unfavorable
contracts (including current maturities)	5,379	2,237	3,142	-,-
Capital Lease Obligations with regard to offices
and facilities	3,692	1,072	1,640	980

____________________________
* See also the notes to our consolidated financial statements attached at Item 18 to this annual report, and in particular, Notes 5, 6 and 8 thereto.
** Includes $171 in loans from shareholders of subsidiaries to the subsidiaries.

Credit Risk

Other than one foreign currency forward contract described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

During 2002, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.3 million. The fair value of that contract as of December 31, 2002 reflects a liability in the amount of $89,700, which was charged to financial expenses.

Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, and the continuing market acceptance of our products. To the extent that our existing financial reserves and cash generated from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours, which consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees are linked to some extent to the inflation in Israel. An increase in inflation which is not offset by a devaluation of the NIS relative to the U.S. dollar can cause our expenses to increase.

In recent years, the behavior of the exchange rate of the NIS to the U.S. dollar in comparison to the inflation in Israel was not consistent. In 1997, 1998, 2001, and 2002, the rate of devaluation of the NIS to the U.S. dollar exceeded the rate of inflation in Israel, while in 1999 and 2000 the rate of inflation in Israel exceeded the rate of devaluation of the NIS to the U.S. dollar. The rate of inflation was 7.0% in 1997, 8.6% in 1998, 1.3% in 1999, 0% in 2000, 1.4% in 2001, and 6.5% in 2002, while the rate of devaluation of the NIS to the US dollar was 8.8% in 1997, 17.6% in 1998, (0.2) % in 1999, (2.7) % in 2000, 9.3% in 2001 and 7.3% in 2002.

Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations may have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Restatement of financial statements

We have restated our consolidated financial statements for the years ended December 31, 2002 and 2001, to correct the value assigned to shares issued by our subsidiary, Store Alliance.Com Ltd. (“Store Alliance”), in April 2001 in an exchange for shares in TradaNet Electronic Commerce Services Ltd. (“Tradanet”). That transaction was accounted for as a business combination. In our previously issued financial statements the aggregate value assigned to the shares issued was approximately $ 1,901,000, or $5.56 per share. The financial statements for the years ended December 31, 2002 and 2001 have been restated to reflect an aggregate value of approximately $ 1,331,000, or $3.89 per share. The price of $3.89 was determined based on a separate cash transaction involving issuance of Store Alliance shares, which closely preceded the Tradanet transaction.

Application of Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Please refer to Note 1 to our consolidated financial statements for a further description of our accounting policies.

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

Tax provision

We operate in a number of countries and, as such, fall under the jurisdiction of a number of tax authorities. We are subject to income taxes in these jurisdictions and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our balance sheet. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business. In our opinion, sufficient tax provisions have been included in our consolidated financial statements in respect of the years that have not yet been assessed by tax authorities. On a quarterly basis, we also reassesses deferred taxes and examine whether any amounts need to be added or released.

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

Grants from the Office of the Chief Scientist

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

From time to time we receive grants under programs of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel. A budget of approximately $755,000 of grants was recorded by us under these programs during 2002 and between the years 1988 through 2002 aggregate grants of approximately $2.5 million were received by us, of which as of December 31, 2002, approximately $327,000 has been repaid through a mandatory royalty based on revenues from products incorporating know-how developed with these grants. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs. The royalty rates applicable to our programs range from 3% to 5%.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist require prior approval (and not only notification) in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

D. Trend Information

Other than as discussed elsewhere in Item 4.B and this Item 5, we do not have relevant trend information.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors.

Name	Age	Position
Barry Shaked	46	President, Chief Executive Officer and Chairman of the Board
Danny Moshaioff	56	Executive Vice President, Chief Financial Officer
Avinoam Bloch	46	Executive Vice President, Products
Yoni Stutzen	51	Vice President, International Sales
Saul Simon	50	Vice President, Marketing and Business Development
Alon Goetz	44	Vice President, Development
Larry Susman	42	Vice President, Israeli operations
Jeff Yelton	44	Chief Executive Officer, Retalix USA
Eli Spirer	47	Executive Vice President, US Operations, Retalix USA
Patrick Ervin	47	Executive Vice President, Sales, Retalix USA
Elhanan (Elli) Streit	63	External Director
Ilan Horesh	51	External Director
Orly Eshkar	44	Director
Brian Cooper	47	Director
Ian O’Reilly	54	Director
Amnon Lipkin-Shahak	59	Director

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

Elhanan (Elli) Streit has served as an external director since March 2000. Since January 1999, Mr. Streit has been a managing director of PFM International Access Limited. Mr. Streit served as an independent director in Advantech, a public company traded on the Tel Aviv Stock Exchange, from April 2000 to December 2002. Since September 2000, Mr. Streit has served as a director of a London based private company called Primode. Mr. Streit served as the Director of the Friends Association at the Israel Museum from July 1996 through July 1998 and as a managing director at Dizengoff West Africa from August 1991 through January 1996. He received a B.A. in Economics and Political Science from the Hebrew University in 1963 and an M.B.A. from the Wharton School at the University of Pennsylvania in 1965.

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

Orly Eshkar has served as a director since March 2000. Ms. Eshkar has been our Senior Systems Analyst since April 2000. From May 1985 to February 2000, Ms. Eshkar was a Senior Systems Analyst at Advanced Technology Limited. She received an M.A. in Computer Sciences from The Bari University in Italy in 1985 and a B.A. in Computer Science from The Bari University in Italy in 1983.

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

Ian O’Reilly has served as a director since November 2000. Mr. O’Reilly serves as a director of e-Daily and The Cambridge Building Society and served as a Group IT Manager at Tesco Stores Ltd. between 1991 and 2000. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology in 1972.

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

In addition, Mr. Barry Shaked, our Chairman and Chief Executive Officer, is entitled to receive a bonus based on our attainment of certain performance milestones. For the first million dollars of our net income earned, he is entitled to receive a bonus of $65,000. For each subsequent million dollars of our net income, he is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, reaching a low of $35,000 for seven million dollars of net income and for each million dollars earned thereafter.

As compensation for his services to us, Mr. Shaked is entitled to receive options equal to 1.0% of our outstanding ordinary shares annually. According to this arrangement, in January of 2002, Mr. Shaked was granted options to purchase a total of up to 117,212 of our ordinary shares at an exercise price of $16.43 per share. One-third of these options is exercisable from January 1, 2003, and the remaining two-thirds will be exercisable in two equal portions from January 1st of each of the years 2004 and 2005. The expiration date of these options is December 31, 2005. According to this arrangement, Mr. Shaked is entitled to additional options to purchase a total of up to 119,999 of our ordinary shares, which was 1.0% of our outstanding ordinary shares as of December 31, 2002.

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

In September 2002, the shareholders of the Company approved the replacement of the employment agreement with Mr. Shaked, with a management agreement with a private company controlled by Mr. Shaked. This arrangement has not changed in any material respect the previous terms of employment, including the terms described above.

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

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to the Company, an alternate director for himself. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or ajy entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with:

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

An external director is entitled to compensation as shall be provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service, except for Mr. Shaked, who would be entitled to certain benefits upon termination of his agreement with Company as described in Item 6.B above.

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

Internal Auditor

Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor is Moshe Avreham.

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

Certain provisions of the collective bargaining agreements between the Histadrut, General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees that are employed in Israel, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums.

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

Stock option plan of a subsidiary

On December 4, 2000, the board of directors of one of our subsidiaries, Store Alliance.com Ltd., approved an employee stock option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 ordinary shares NIS 0.01 par value of the subsidiary are reserved for issuance upon the exercise of 270,000 options granted to some of the ours and the subsidiary’s employees. The options vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, , provided the employee is still the subsidiary’s or our employees. In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary and (3) seven years from the date of grant.
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
In 2002 these minority shareholders of P.R.S. filled a counterclaim for the amount of $4,000,000. We are currently preparing a Statement of Defense as well as a counterclaim, which we intend to submit within a short period of time.
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

An additional claim was filed against R.C.S., prior to our acquisition of the company, by a dealer who sold one of R.C.S.‘s products early in 1994. The dealer claims that promised features and enhancements were never delivered. The damages claimed in this legal action are in excess of $200,000. These claims are handled by R.C.S.‘s errors and omissions insurers. The limit of liability under our relevant errors and omissions insurance is $1,000,000 per claim and in the aggregate . The management of R.C.S. is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. We are unable to estimate the outcome of these claims. No provision has been made in our consolidated financial statements in respect of these claims.

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

Part of our and a number of our subsidiaries’ income is tax exempt due to the approved enterprise status granted to most of the production facilities. Currently our policy is to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends. See also note 10g to the notes to our consolidated financial statements attached to this annual report.

Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

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

	High	Low
1998	$7.69	$3.38
1999	15.13	6.50
2000	30.63	11.88
2001	17.20	8.25
2002	17.00	8.72
2001:
First Quarter	$14.25	$8.25
Second Quarter	16.00	9.13
Third Quarter	17.20	11.01
Fourth Quarter	16.43	13.41
2002:
First Quarter	$17.00	$12.10
Second Quarter	13.35	10.15
Third Quarter	12.49	9.40
Fourth Quarter	11.70	8.72
2003:
First Quarter	$11.45	$8.75
Most recent six months:
May 2003	16.27	14.25
April 2003	14.53	11.54
March 2003	11.45	10.15
February 2003	10.90	9.08
January 2003	9.74	8.75
December 2002	11.70	9.00

On June 25, 2003, the last reported sale price of our ordinary shares on the Nasdaq National Market was $15.62 per share.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the TASE. The quotations represent the dollar equivalent of the high and low prices for each quarter in NIS based on the representative rate of exchange published by the Bank of Israel for the date on which the high or low price in NIS occurred.

	High	Low
1998	$9.79	$3.37
1999	14.62	6.47
2000	31.25	10.83
2001	17.02	8.50
2002	17.19	8.66
2001:
First Quarter	$14.10	$8.50
Second Quarter	15.73	9.17
Third Quarter	17.02	11.60
Fourth Quarter	16.26	11.85
2002:
First Quarter	$17.19	$12.21
Second Quarter	13.26	10.21
Third Quarter	12.29	9.44
Fourth Quarter	11.53	8.66
2003:
First Quarter	$11.29	$9.09
Most recent six months:
May 2003	16.23	14.27
April 2003	14.73	11.46
March 2003	11.29	10.21
February 2003	10.75	9.09
January 2003	9.67	9.13
December 2002	11.53	9.05

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

Election of Directors

Directors, other than external directors, are elected by our shareholders at our annual general meeting of shareholders, or, in the event of vacancies, by our board of directors. In the event that any directors are appointed by our board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following the appointment. Our shareholders may remove a director from office. There is no requirement that a director own any of our shares or retire at a certain age.

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

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends may be paid in cash or other property. Dividends that remain unclaimed after seven years will generally be forfeited and returned to the company.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. Dividends and liquidation rights may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redeemable Shares

Our articles of association allow us to create redeemable shares, but at the present time, we do not have any redeemable shares.

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

Changing the Rights Attached to Shares

We may only change the rights of shares with the approval of the holders of a majority of that class of shares present and voting at the separate general meeting called for that class of shares. An enlargement of a class of shares is not considered changing the rights of such class of shares.

Shareholders Meetings

We have two types of shareholders meetings: the annual general meetings and special general meetings. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may (and, under the Companies Law, shall, at the request of (1) at least two directors or one quarter of the directors then serving or (2) any one or more shareholders holding at least five percent (5%) of our outstanding ordinary shares) convene a special general meeting whenever it sees fit, at any place within or outside of the State of Israel.

A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in our company (or any higher percentage which may be required under applicable rules and regulations). Nasdaq requires a quorum of at least 33-1/3% of our ordinary shares. If there is no quorum within half an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum.

Every ordinary share entitles the holder thereof to one vote. A shareholder may vote in person or by proxy, or if the shareholder is a corporate body, by its representative. No cumulative voting is permitted.

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•	authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification; and

•	authorizing us to retroactively indemnify an office holder.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively at any time, stock representing 10% or more of our voting power, U.S. holders holding the ordinary shares as a hedge or as part of a hedging, straddle or conversion transaction, and certain U.S. holders, including, without limitation, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of United States federal gift or estate taxes or any aspect of state, local or non-United States tax laws. Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific United States federal income tax consequences in the applicable state to such person of purchasing, holding or disposing of the ordinary shares.

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

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the “Tax Reform”, came into effect. The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. In addition, the tax reform enables a carryforward of capital losses generated in 1996 and onwards without any time restrictions;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of its income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his/her holdings in such corporation, as if such income were distributed to him/her as a dividend;

•	Imposition of capital gain tax on capital gains, realized by individuals beginning January 1, 2003, from the sale of shares of publicly traded companies in the Tel-Aviv Stock Exchange (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Taxation of Shareholders Capital Gains Tax” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

•	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

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

Taxable income derived from an Approved Enterprise within the benefit period, and subject to compliance with the conditions for approval as disclosed below is subject to a reduced corporate tax rate of 25% rather than the usual rate of 36%. The benefit period is ordinarily seven years, or ten years for a company whose foreign investment level as defined below exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its combined share capital including loans from shareholders (in terms of shares, rights to profits, voting and appointment of directors) is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. Such tax rates, are applicable only to a foreign investors company that submitted an application for the grant of Approved Enterprise status prior to December 31, 2003.

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

The following corporate tax benefits are available to Industrial Companies, among others:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	accelerated depreciation rates on equipment and buildings; and

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2002.

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

The following table sets forth our non-dollar assets and liabilities as of December 31, 2002:

(thousands)

Currency	Israeli Currency	Other non-dollar currency

Assets	$8,430	$2,892
Liabilities	$7,991	$961

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

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report.

ITEM 19 - EXHIBITS

(a)	Financial Statements

1.	Report of Independent Auditors

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders’ Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

7.	Reports of Independent Auditors of Certain Associated Companies

(b)	Exhibits

	Exhibit No.	Exhibit

	*1.1	Memorandum of Association of Registrant, as amended.
	*1.2	Articles of Association of Registrant, as amended.
	**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
	**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
	8.1	Principal subsidiaries of Retalix Ltd.
	10.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
	10.2	Consent of Flagel, Huber, Flagel & Co.
	10.3	Consents of Nation Smith Hermes Diamond, an independent member of BDO Seidman Alliance.
	10.4	Consent of Grossman, Yanak & Ford LLP.
	12.1	Certification required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	12.2	Certification required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	13.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
__________________
*	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2001, and incorporated herein by reference.

**	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

Reports of Independent Auditors of Certain Associated Companies

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Retalix USA, Inc.

We have audited the accompanying balance sheet of Retalix USA, Inc. (a California corporation) as of December 31, 2000, and the related statement of income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retalix USA, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

By: /S/ Nation Smith Hermes Diamond

San Diego, California
January 24, 2001

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Retalix USA, Inc. and Subsidiary
Warrendale, Pennsylvania

We have audited the accompanying consolidated balance sheet of Retalix USA, Inc. and Subsidiary (a Texas corporation) as of December 31, 2001, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of BASS, Inc., a wholly-owned subsidiary, which statements reflect total assets of approximately $ 3,519,000 as of December 31, 2001, and total revenues of approximately $ 3,454,000 for the four-month period then ended. Those statements were audited by other-auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BASS, Inc., is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Retalix USA, Inc., and Subsidiary as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

By: /S/ Nation Smith Hermes Diamond

San Diego, California
February 5, 2002

INDEPENDENT AUDITORS’ REPORT

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheets of Retalix Holdings, Inc. and Subsidiaries (the “Company) (see Note 1 to the consolidated financial statements) as of December 31, 2002, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of StoreNext Retail Solutions, LLC, a majority-owned subsidiary, which statements reflect total assets of approximately $ 5,468,000 as of December 31, 2002, and total revenues of approximately $ 10,144,000 for the six-month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StoreNext Retail Solutions, LLC, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

By: /S/ Nation Smith Hermes Diamond

February 1, 2003
San Diego, California

INDEPENDENT AUDITOR’S REPORT

Board of Directors
BASS, Inc.

We have audited the accompanying balance sheet of BASS, Inc. as of December 31, 2001, and the related statements of operations, retained deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BASS, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

By: /S/ Flagel, Huber, Flagel & Co.

Certified Public Accountants

Dayton, Ohio
January 18, 2002

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Retail Control Systems, Inc. (dba Retalix East)

We have audited the accompanying balance sheets of Retail Control Systems, Inc. (dba Retalix East) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retail Control Systems, Inc. (dba Retalix East) as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

By: /S/ Grossman Yanak & Ford LLP

Certified Public Accountants

Pittsburgh, Pennsylvania
January 16, 2002

RETALIX LTD.

2002 ANNUAL REPORT

RETALIX LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT AUDITORS	II
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	III-IV
Statements of income (loss)	V
Statements of changes in shareholders’ equity	VI
Statements of cash flows	VII-IX
Notes to financial statements	X-XLII
EXHIBIT - DETAILS OF SUBSIDIARIES	XLIII

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
RETALIX LTD.

We have audited the consolidated balance sheets of Retalix Ltd. (the “Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in note 1h to the consolidated financial statements, effective January 1, 2002 the Company and its subsidiaries adopted FASB Statement of Financial Accounting Standards No. 142 “Goodwill and other intangible Assets”, in its entirety and changed method of accounting for goodwill.

As discussed in Note 1a the Company has restated its consolidated financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 to correct the value assigned to shares issued by a subsidiary.

Tel-Aviv, Israel
February 12, 2003 except for Note 1a,
as to which the date is March 18, 2004

II

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS
(Restated, Note 1a)

	December 31
	2002	2001
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS (note 11):
Cash and cash equivalents	28,410	9,200
Short-term bank deposits		16,397
Marketable securities	3,044	1,784
Accounts receivable (note 12a):
Trade	19,131	16,573
Other	1,371	3,816
Deferred income taxes (note 10g)	681
Inventories (note 12b)	1,863	1,822

T o t a l current assets	54,500	49,592

NON-CURRENT ASSETS (note 11):
Marketable securities - bonds (note 12c)	2,568
Deferred income taxes (note 10g)	649	578
Long-term bank deposit		206
Long-term loans to employees (note 12e)	508	388
Amounts funded in respect of employee rights upon
retirement (note 7)	3,132	2,587
Other	383	237

	7,240	3,996

PROPERTY, PLANT AND EQUIPMENT, net (note 3)	11,354	12,108

GOODWILL	19,036	19,071

OTHER INTANGIBLE ASSETS, net of accumulated
amortization (note 4)	6,166	7,982

	98,296	92,749

___________________________	___________________________
Barry Shaked Chairman of the Board of Directors and Chief Executive Officer	Danny Moshaioff Chief Financial Officer

III

	December 31
	2002	2001
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 11):
Short-term bank credit	121	966
Current maturities of long-term bank loans (note 5)	10,003	5,816
Accounts payable and accruals:
Trade	5,447	2,822
Employees and employee institutions	2,501	2,394
Current maturities of other liabilities (note 6)	2,237	1,971
Other	3,629	1,843
Deferred revenues	3,312	4,679

T o t a l current liabilities	27,250	20,491

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (note 5)	5,789	13,160
Employee rights upon retirement (note 7)	4,471	3,885
Other liabilities, net of current maturities (note 6)	3,142	4,913

T o t a l long-term liabilities	13,402	21,958

COMMITMENTS AND CONTINGENT
LIABILITIES (note 8)

T o t a l liabilities	40,652	42,449

MINORITY INTERESTS	1,116	1,521

SHAREHOLDERS’ EQUITY (note 9):
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000
shares; issued and outstanding:
December 31, 2002 - 11,993,404 shares;
December 31, 2001 - 11,721,229 shares)	3,483	3,427
Additional paid in capital	31,252	29, 264
Retained earnings	21,793	16,088

T o t a l shareholders’ equity	56,528	48,779

	98,296	92,749

The accompanying notes are an integral part of these consolidated financial statements.

IV

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31
	*2002	*2001	2000
	U.S. $ in thousands (except per share data)
REVENUES (note 14a):
Product sales	47,280	34,333	22,457
Services and projects	29,173	24,953	13,613

T o t a l revenues	76,453	59,286	36,070

COST OF REVENUES:
Cost of product sold	11,970	7,135	4,916
Cost of services and projects	10,141	8,781	4,328

T o t a l cost of revenues	22,111	15,916	9,244

GROSS PROFIT	54,342	43,370	26,826

OPERATING INCOME (EXPENSES):
Research and development expenses - net	(17,036)	(14,571)	(12,063)
Selling and marketing expenses - net	(18,111)	(14,506)	(9,864)
General and administrative expenses (note 15a)	(12,455)	(12,017)	(6,881)
Other general income - net (note 15c)	1,043	17	20

T o t a l operating expenses	(46,559)	(41,077)	(28,788)

INCOME (LOSS) FROM OPERATIONS	7,783	2,293	(1,962)
FINANCIAL INCOME (EXPENSES) - net (note 15b)	(499)	(365)	140
GAIN ARISING FROM ISSUANCE OF SHARES BY
A SUBSIDIARY (note 2b)		2,877
OTHER EXPENSES		(501)

INCOME (LOSS) BEFORE TAXES ON INCOME	7,284	4,304	(1,822)
TAXES ON INCOME (note 10)	2,103	706	124

INCOME (LOSS) BEFORE MINORITY INTERESTS	5,181	3,598	(1,946)
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	524	166	145

NET INCOME (LOSS)	5,705	3,764	(1,801)

EARNINGS (LOSS) PER SHARE (note 15d):
Basic	0.48	0.33	(0.16)

Diluted	0.46	0.31	(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS (LOSS) PER
SHARE - IN THOUSANDS (note 15d):
Basic	11,902	11,472	10,916

Diluted	12,395	12,153	10,916

* Restated, Note 1a

The accompanying notes are an integral part of these consolidated financial statements.

V

RETALIX LTD.
(An Israeli Corporation)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital Ordinary shares			Loans granted to Employees to finance acquisition of Company shares
			Additional paid -in capital
	Number of shares in Thousands				Deferred stock compensation	Retained earnings
		Amount					Total

		U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2000	10,805	3,206	16,073	(67)	(6)	14,125	33,331
CHANGES DURING 2000:
Net loss						(1,801)	(1,801)
Issuance of share capital in respect of acquisition of subsidiaries	447	109	*9,848				9,957
Issuance of share capital to employees resulting from
exercise of options	61	16	*253				269
Collection of loans granted to employees				67			67
Amortization of deferred compensation related to employee
stock option grants					6		6

BALANCE AT DECEMBER 31, 2000	11,313	3,331	26,174	-,-	-,-	12,324	41,829

CHANGES DURING 2001:
Net income **						3,764	3,764
Issuance of share capital in respect of acquisition of subsidiaries	153	36	*1,907				1,943
Issuance of share capital to employees resulting from
exercise of options	255	60	*1,145				1,205
Surplus arising from issuance of options			9				9
Deferred compensation related to employee stock option plan			29				29

BALANCE AT DECEMBER 31, 2001 **	11,721	3,427	29,264			16,088	48,779
CHANGES DURING 2002:
Net income *						5,705	5,705
Issuance of share capital in respect of acquisition of minority
interest of subsidiary	5	1	65				66
Issuance of share capital to employees resulting from exercise
of options	267	55	*1,923				1,978

BALANCE AT DECEMBER 31, 2002 **	11,993	3,483	31,252			21,793	56,528

* Net of share issuance expenses
** Restated, Note 1a

The accompanying notes are an integral part of these consolidated financial statements.

VI

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	*2002	*2001	2000
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	5,705	3,764	(1,801)
Adjustments required to reconcile net income or loss to
net cash provided by or used in operating activities:
Minority interests in losses of subsidiaries
	(524)	(166)	(145)
Change in minority interests			107
Depreciation and amortization, net	2,710	5,036	2,217
Gain arising from issuance of shares by a subsidiary
		(2,877)
Capital gain from sale of dealership activity	(1,079)
Write-off of a loan to associated company		501
Compensation expenses resulting from shares and
options granted to employees	47	56	6
Changes in accrued liability for employee
rights upon retirement	586	195	77
Losses (gains) on amounts funded in respect of employee
rights upon retirement	121	(127)	(72)
Deferred income taxes - net	(760)	232	18
Net decrease (increase) in trading securities	429	2,108	(1,731)
Amortization of premium on securities	69
Other	(60)	(31)	(186)
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable:
Trade	(2,558)	824	(5,964)
Other	2,246	(2,298)	(536)
Increase (decrease) in accounts
payable and accruals:
Trade	2,625	158	(213)
Employees, employee institutions and other	1,901	(2,983)	318
Decrease (increase) in inventories	(41)	374	(189)
Increase (decrease) in deferred revenues	(1,367)	838	(775)

Net cash provided by (used in) operating activities - forward	10,050	5,604	(8,869)

VII

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2001	2000
	U.S. $ in thousands
Net cash provided by (used in) operating activities -
brought forward	10,050	5,604	(8,869)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in long-term deposit		(97)	(80)
Proceeds from disposal of an investment in
long-term bank deposit	200	67	140
Short-term bank deposits – net	16,390	(13,062)	2,325
Investment in marketable securities	(4,326)
Acquisition of subsidiaries consolidated for
the first time (a)		21	(5,653)
Loan to an associated company			(501)
Purchase of property, equipment and other assets	(1,729)	(2,234)	(4,466)
Proceeds from sale of dealership activity and from
disposal of property and equipment	1,264	317	218
Amounts withdrawal (funded) in respect of employee rights
upon retirement, net	(666)	(464)	367
Long-term loans granted to employees	(158)	(102)	(160)
Collection of long-term loans from employees	99	12	35

Net cash provided by (used in) investing activities	11,074	(15,542)	(7,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loan received	2,922	5,102	16,976
Proceeds from issuance of shares of subsidiary to a
third party		3,500
Repayment of long-term bank loan	(6,006)	(4,384)	(1,387)
Issuance of share capital to employees	1,978	1,205	269
Short-term bank credit – net	(845)	(831)	50
Issuance of share capital to minority shareholders in
consolidated subsidiary			20
Minority investment in shares of subsidiary	37
Collection of loans granted to employees
to finance acquisition of Company shares			67

Net cash provided by (used in) financing activities	(1,914)	4,592	15,995

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	19,210	(5,346)	(649)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	9,200	14,546	15,195

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	28,410	9,200	14,546

VIII

(Concluded) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31
	2002	*2001	2000
	U.S. $ in thousands
(a) Acquisition of subsidiaries consolidated for the first time:
Assets and liabilities of the subsidiaries at the date of
acquisition:
Working capital (excluding cash and cash equivalents)		4,790	658
Long-term debt			(4)
Fixed assets - net		(735)	(1,430)
Other assets		(317)
Amounts funded in respect of employee rights upon
retirement		(89)
Accrued liability for employee rights upon retirement		97	6
Long-term loan		108	144
Minority interests in subsidiaries		1,331
Goodwill and other intangible assets arising on acquisition		(6,557)	(13,967)
Issuance of the Company’s share capital		1,393	8,940

		21	(5,653)

(b) Supplementary disclosure of cash flow information -
cash paid during the year for:
Interest	724	860	582

Income tax	1,226	1,305	201

* Restated, Note 1a

(c) Supplementary information on investing activities not involving cash flows:

(1)	In 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 66,000.

(2)	In 2001, the Company acquired shares of a subsidiary and a loan from its shareholders in consideration of issuance of share capital of the Company at a total value of approximately $ 1,373,000.

(3)	In 2000, the Company acquired shares of several subsidiaries in consideration of issuance of share capital of the Company in a total value of approximately $10,000,000.

The accompanying notes are an integral part of these consolidated financial statements.

IX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	Restatement of financial statements

Retalix Ltd. (the “Company”) has restated its consolidated financial statements for the years ended December 31, 2002 and 2001, to correct the value assigned to shares issued by its subsidiary, Store Alliance.Com Ltd. (“Store Alliance in April 2001 in an exchange for shares in TradaNet Electronic Commerce Services Ltd(“Tradanet”). That transaction was accounted for as a business combination.In the Company’s previously issued financial statements the aggregate value assigned to the shares issued was approximately $ 1,901,000, or $5.56 per share. These financial statements have been restated to reflect an aggregate value of approximately $ 1,331,000, or $3.89 per share. The price of $3.89 was determined based on a separate cash transaction involving issuance of Store Alliance shares, which closely preceded the Tradanet transaction.

The effect of the restatement on the Company’s net income for the years ended, and retained earnings at, December 31, 2002 and 2001, is shown below:

	Year ended December 31,
	2002	2001
	U.S. $ in thousands
Net income - as reported	5,633	4,045
Effect of restatement	72	(281)

Net income - as restated	5,705	3,764

Earnings per share:
Basic - as reported	0.47	0.35
Effect of restatement	0.01	(0.02)

Basic - restated	0.48	0.33

Diluted - as reported	0.45	0.33
Effect of restatement	0.01	(0.02)

Diluted - restated	0.46	0.31

	December 31,
	2002	2001
	U.S. $ in thousands

Shareholders equity - retained earnings - as
reported	22,002	16,369
Effect of restatement	(209)	(281)

Shareholders equity - retained earnings -
restated	21,793	16,088

X

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The significant accounting policies, applied on a consistent basis, except for the change in the accounting policy for goodwill as described in h. below, are as follows:

b.	General:

1)	Nature of operations:

(a)	The Company, an Israeli corporation whose shares are listed on the Nasdaq National Market (symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), alone and together with its subsidiaries (the “Group”), develops, manufactures and markets complete, enterprise-wide, open software solutions for food retailers in the supermarket, convenience stores and restaurant markets.

(b)	As to the Group’s geographical segments and principal customers, see note 14.

(c)	Subsidiary - a company controlled to the extent of over 50% - see Exhibit.

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

The currency of the primary economic environment in which the operations of the Group and each member of the Group are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues are recorded in dollars or in Israeli currency linked to the dollar (see note 14a). The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

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

XI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the Exhibit.

2)	Intercompany balances and transactions have been eliminated in consolidation.

3)	As for goodwill and other intangible assets arising on business combinations see h. below.

d.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Marketable securities

Investment in marketable bonds – which the Group intends to hold to maturity, are stated at amortized cost.

Investment in other marketable securities that are classified as “trading securities” - are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on “first-in, first-out” basis.

Products in process and finished products - on basis of production costs - raw materials and supplies component - on “first-in, first-out” basis.

XII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Property, plant and equipment:

1)	These assets are stated at cost; assets of subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	33
Vehicles	15
Office furniture and equipment	6-10
Building	4

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h.	Goodwill and other intangible assets

Software rights and website development costs are stated at cost and amortized in three to five equal annual installments. Other intangible assets are amortized over a period of five to seven years. As for software development costs see l. below.

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

XIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Impairment of assets:

1) As to impairment of goodwill, see note 4.

2)	The Company has adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

The adoption of FAS 144 did not have any material impact on the consolidated financial position and consolidated results of operations of the Company.

j.	Income taxes:

1)	Deferred income taxes are computed in respect of differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect at time of release to income from the deferred tax accounts. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. As to the main factors in respect of which deferred taxes have been included - see note 9g.

2)	Upon the distribution of dividends from the tax-exempt income of “approved enterprises” (see also note 9a), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (the “companies”) not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result an additional tax liability.

4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

XIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Revenue recognition

The Group derives its revenues from the following primary sources: products which include software licenses and software licenses with hardware, maintenance, other services which include customer software change requests, communication services, data analysis and supply chain information and projects.

Sales of products (i.e.: (1) software licenses and, (2) software licenses and hardware) are recognized when delivery has occurred, persuasive evidence that an arrangement exists, the sales price is fixed or determinable, collectibility is probable and the Group has no material obligations remaining under the selling agreements. Revenues from transactions involving resellers are recognized when the products are delivered to end-users. Sales of products under long-term arrangements for the sale of a limited number of software licenses over a limited term are recognized over the arrangement term.

Services are primarily comprised of revenue from maintenance, communication services, data analysis and supply chain information.
Maintenance arrangements provide for technical support for the Group’s software products. Data analysis and supply chain information involve data the Group provides its customers for which the Group receives fees.

Revenue from rendering services (such as maintenance services, communication services, data analysis and supply chain information) are recognized as the services are preformed or over the service period depending on the terms of the arrangements.

Short-term projects relates mainly to specific customer software change requests, that are subsequent to the delivery of the software license. The consideration for the work performed is predetermined as a fixed fee.

Revenue from projects (customer software change requests) are recognized upon completion.

The Group recognizes revenue related to the delivered products and services only if: (1) the revenue recognition criteria are met, as above; (2) any undelivered products or services are not essential to the functionality of the delivered products or services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; (4) the group has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services; and (5) as discussed above, there is evidence of the fair value for each of the undelivered products or services.

With respect to multiple element arrangements, the Group generally uses the “residual method” to recognize revenues when evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements (the service elements, such as customer software change requests and maintenance) based on vendor-specific objective evidence (VSOE) is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements (i.e., software license).
The Group determines VSOE of the fair value of the service elements revenues based upon its recent pricing for those services when sold separately. VSOE of the fair value of maintenance services may also be determined based on a substantive maintenance renewal clause, if any, within a customer contract.

XV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Whenever the Group’s payment terms in a certain transaction exceeds the Group’s normal and customary payment terms, revenue is recognized when payments come due.

The Group does not offer specified or unspecified upgrade rights to its customers in connection with software sales or the sale of extended warranty and support arrangements.

The Group does not grant a right of return on products sold to customers and resellers.

Deferred revenue primarily relates to software maintenance agreements billed to customers for which the services have not yet been provided and advances from customers for services that have not been provided.

l.	Research and development:

1)	Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related cost is incurred.

2)	Upon the establishment of technological feasibility of the relevant product, software development costs are capitalized in accordance with the provisions of FAS No. 86. “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Amortization of capitalized software development costs begins when the product is available for sale to customers.

Annual amortization is computed by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed over a period of three years.

m.	Issuance of shares by investee companies

Capital gains or losses arising from the issuance of shares by subsidiaries and associated companies to third parties are carried to income currently.

n.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined for specific debts doubtful of collection. In determining the allowance for doubtful accounts, the Group consider, among other things, its past experience with such customers, the economic environment, the industry in which such customers operates, financial information available on such customers.

XVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Earnings per share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method (in 2000, such effect was not included since it would have been anti-dilutive). The options of a subsidiary have no effect of the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

p.	Comprehensive income

The Company has no comprehensive income components other than net income or loss.

q.	Stock based compensation

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

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Group had applied the fair value recognition provisions of FAS 123 “Accounting for Stock-Based Compensation” to its stock-based employee compensation:

	Year ended December 31
	*2002	*2001	*2000
	In thousands, except for per share data
Net income (loss), as reported	5,705	3,764	(1,801)
Add - stock based employee compensation
expense, included in reported net income	53	38	6
Deduct - stock based employee compensation
expense determined under fair value
method for all awards	(5,011)	(12,385)	(3,784)

Pro forma net income (loss)	747	(8,583)	(5,579)

Earnings per share:
Basic - as reported	0.48	0.33	(0.16)

Basic - pro forma	0.06	(0.75)	(0.51)

Diluted - as reported	0.46	0.31	(0.16)

Diluted - pro forma	0.06	(0.75)	(0.51)

*Restated, Note 1a

XVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $ 456,000, $ 430,000 and $ 187,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

s.	Derivatives financial instruments

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

The adoption of FAS 133 did not have any material impact on the financial position and results of operations of the Company.

t.	Recently issued accounting pronouncements in the United States:

1)	FAS 143

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

XVIII

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

XIX

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

The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

u.	Reclassification

Certain current year and comparative figures have been reclassified to conform with the new presentation.

NOTE 2 - ACQUISITIONS:

a.	In January 2000, the Company acquired an additional 14.16% of the shares of Net Point Ltd. (“Net Point”) for an aggregate consideration of $ 112,500 in cash. In June 2000, the Company acquired an additional 4.69% of the shares of Net Point for a consideration of $ 350,000. As a result, the Company held 75.85% of Net Point. The acquisitions were accounted for under the purchase method. The excess cost of investment, an amount of $ 311,000, was attributed to goodwill.

According to a settlement agreement signed in 2001 between the Company and a minority shareholder of Net Point, the Company received additional shares of Net Point which were held by the shareholder in consideration of options of the Company valued at $ 9,000. As a result, the Company holds 95% of Net Point shares.

XX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS  (continued):

b.	In February 2000, the Company signed a “loan option” agreement with Store Alliance. Under this agreement, the Company granted Store Alliance a $ 500,000 loan, which is linked to the dollar and bears annual interest of LIBOR. The loan is convertible into shares of Store Alliance. Following the implementation of the “loan option” agreement, the Company was granted the right to appoint over 50% of the members of the board of directors of Store Alliance. Accordingly, the financial statements of Store Alliance have been consolidated with the financial statements of the Company as from January 1, 2000.

According to an agreement signed on August 14, 2000 between the Company and the minority shareholders of Store Alliance (“minority shareholders”), the Company issued the minority shareholders 60,000 ordinary shares of the Company (20,417 shares issued in 2001) equal, at the date of the agreement, to approximately $ 1,014,000 in respect of the shares of Store Alliance. As a result, the Company held 100 % of the shares of Store Alliance. The acquisition was accounted for under the purchase method. The excess cost of investment in an amount of $ 1,013,000 was attributed to goodwill.

On December 31, 2000, the Company signed an investment agreement with the Central Bottling Company Ltd. (Coca-Cola Israel) (“Central Company”). Under this agreement, Central Company invested $ 3,500,000 in Store Alliance in consideration of 900,000 (33.3%) of the shares of Store Alliance ($3.89 per share). As a result of this investment the Company share in Store Alliance decreased from 100% to 66.7%.
In April 2001, the Company signed an investment agreement with Discount Investment Corporation Ltd., which establishes the principles of the purchase of 100% of the shares of TradaNet Electronic Commerce Services Ltd. (“Tradanet”),a supplier of electronic commerce services in Israel by Store Alliance, in consideration of the issuance of 342,254 (11.25%) of the shares of Store Alliance to Discount Investment Corporation Ltd. The value of the shares issued was approximately $ 1,331,000 ($3.89 per share). As a result of this investment the Company share in Store Alliance decreased from 66.7% to 59.17% (see note 1a).

The excess of cost of investment, in the amount of approximately $ 635,000 was attributed to property and equipment and identified intangible assets to be amortized over its useful life (seven years).

As a result of the investments the Group ownership in that subsidiary decreased to 59.17% of the shares of Store Alliance and recorded a gain in the statement of income.

As to employee stock option plan of Store Alliance, see note 9b(2).

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

XXI

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

XXII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITIONS  (continued):

g.	On September 8, 2000, the Company signed an agreement with the shareholders of Retail Control Systems Inc. (“R.C.S”), under which the Company issued the shareholders of R.C.S. 178,660 ordinary shares of the Company equal, at the date of the agreement, to approximately $ 4,561,000 and paid additional $ 4,140,000 in cash, in consideration of 100% of the shares of R.C.S. The excess cost of investment, in the amount of $ 7,716,000, was attributed to goodwill, identified intangible assets to be amortized over their estimated useful life (four to eight years) and executory unfavorable contracts to be amortized over the contracts terms.

h.	On November 3, 2000, the Company signed an agreement with Fujitsu - ICL Systems, Inc. (“ICL”), a distributor of the Company’s products in North America, Canada and South America to acquire the direct distribution activity of the Company’s products. Under this agreement, the Company issued ICL 209,836 ordinary shares of the Company equal, at the date of the agreement, to approximately $ 3,915,000 and paid an additional $ 1,600,000 in cash. The acquisition was accounted for under the purchase method. The excess cost of investment, in the amount of $ 5,514,000 was attributed to goodwill,identified intangible assets to be amortized over their estimated useful life (four to eight years) and executory unfavorable contracts to be amortized over the contracts terms.

i.	In September 2001, the subsidiary Retalix U.S.A Inc. (“Retalix U.S.A”) acquired 100% of the shares of Bass Inc.(“Bass”) in consideration of share capital of the Company at a total value of $ 1,393,000. As part of the acquisition, the Company assumed a Bass shareholder’s loan (to Bass) in the amount of $ 550,000 by issuing additional shares in the same amount. The excess of cost of investment in the amount of approximately $ 5,484,000 was attributed to goodwill, identified intangible assets to be amortized over estimated useful life (three to five years) and executory unfavorable contracts to be amortized over the contracts terms.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification are as follows:

	December 31
	*2002	*2001
	U.S. $ in thousands
Computers and peripheral equipment	9,143	8,546
Vehicles	1,227	1,774
Office furniture and equipment	3,285	3,107
Leasehold improvements	1,320	1,270
Land and building	7,096	7,063

	22,071	21,760
Less - accumulated depreciation and
amortization	10,717	9,652

	11,354	12,108

* Restated, Note 1a

As for geographical locations, see note 14b.

XXIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT (continued):

c.	Depreciation and amortization expenses totaled $ 2,244,000, $ 2,056,000, and $ 1,198,000, in the years ended December 31, 2002, 2001 and 2000, respectively.

d.	As to pledges on property, plant and equipment, see note 8c.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	In connection with the Company’s adoption of FAS 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible asset, reassessed the useful lives previously assigned to other intangible assets a discontinued amortization of goodwill. The Company also tested goodwill for impairment by comparing the fair values of the Company’s reporting units (see below) to their carrying values as of January 1, 2002 and determined that there was no goodwill impairment at that time. Based on this review, as of December 31, 2001, the Company classified $ 23.3 million as goodwill and $ 6.2 million as intangible assets. The Company did not identify any intangible assets having indefinite lives.

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company expects future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

The Company conducted the required annual impairment review during the fourth quarter of fiscal 2002. As to executory unfavorable contracts assumed in the purchase of certain subsidiaries, see note 6.

b.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	U.S.A.	*Israel	Total

	U.S. $ in thousands
Balance as of January 1, 2002	15,661	3,410	19,071
Goodwill attributed to business unit
sold during the year	(35)		(35)

Balance as of December 31, 2002	15,626	3,410	19,036

* Restated, Note 1a

XXIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

c.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Weighted average amortization	Original amount		Amortized balance
		December 31		December 31
	period	*2002	*2001	*2002	*2001

	Years	U.S. $ in thousands

Software development costs	3.0	411	411	-;-	-;-
Software rights and web site
development costs	3.0	2,078	2,075	377	647
Customer base	5.6	3,838	3,838	2,342	3,044
Maintenance agreements	6.0	2,360	2,360	1,505	1,899
Acquired technology	4.5	1,702	1,702	1,098	1,535
Distribution rights	7.0	960	960	692	830
Other identified intangible assets	3.0	352	128	152	27

Total	4.9	11,701	11,472	6,166	7,982

* Restated, Note 1a

2)	Intangible assets amortization expenses totaled $ 1,972,000, $ 1,565,000 and $ 1,702,000 in 2002, 2001 and 2000, respectively. Projected annual amortization expenses are approximately $ 1,862,000, $ 1,745,000, $ 1,362,000, $ 928,000 and $ 291,000 in 2003, 2004, 2005, 2006 and 2007 respectively.

3)	The following table summarizes the Company’s reported results along with adjusted amounts as if the Company had adopted FAS 142 and discontinued goodwill amortization, as of January 1, 2000.

	2002	2001	2000
	U.S.$ In thousands (except per share data)

Reported income*	5,705	3,764	(1,801)
Add back - goodwill amortization		2,838	945

Adjusted net income (loss)	5,705	6,602	(856)

Earnings per share:
Basic:
Reported income (loss)	0.48	0.33	(0.16)

Adjusted net income (loss)	0.48	0.58	(0.08)

Diluted:
Reported income (loss)	0.46	0.31	(0.16)

Adjusted net income (loss)	0.46	0.54	(0.08)

* the reported income for 2001 includes gain arising from issuance of shares by a subsidiary amounted to $ 2,877,000.

XXV

RETALIX LTD.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LONG-TERM BANK  LOANS:

a.	Composed as follows:

	Interest rate as of December 31, 2002	December 31
	%	2002	2001
		U.S. $ in thousands
U.S Dollar	LIBOR* + 0.45 to 0.675	10,742	14,250
Pound Sterling	LIBOR** + 0.7	888	2,174
Israeli currency	Prime***- 0.3 to - 0.7
	or annual of 6.9	3,991	2,265
Other	Up to 11.0		125
Loan from shareholders of a subsidiary
linked to the Israeli Consumer Price
Index (the “Israeli CPI”)	4.0	171	162

		15,792	18,976
Less - current maturities		10,003	5,816

		5,789	13,160

*	The LIBOR $ rate as of December 31, 2002 - 1.38%.
**	The LIBOR Pound Sterling rate as of December 31, 2002 - 4.02%.
***	The PRIME rate as of December 31, 2002- 10.4%

b.	The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2002	2001
	U.S. $ in thousands
Second year	3,368	7,421
Third year	2,250	3,373
Fourth year		2,254
Fifth year and thereafter	171	112

	5,789	13,160

c.	As to pledges on assets to secure a $ 2.5 million loan, see note 8c.

XXVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - OTHER LIABILITIES

These liabilities are associated with executory unfavorable contracts assumed in the purchase of three of the Company’s subsidiaries.

These liabilities are to be amortized in the following years, based on the contracts terms, as follows:

December 31, 2002

U.S. $ in thousands
First year - current maturities	2,237
Second year	2,149
Third year	842
Fourth year	151

5,379

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Israeli companies in the Group to their employees, which reflects the undiscounted amount of the liability is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among other non-current assets.
The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on special percentage of pay.

c.	The severance pay expenses were $ 958,000, $ 758,000 and $ 933,000 in 2002, 2001 and 2000, respectively.

d.	The earnings (losses) on the amounts funded were $ (121,000), $ 127,000 and $ 72,000 in 2002, 2001 and 2000, respectively.

NOTE 8 - COMMITMENTS, PLEDGES AND  CONTINGENT LIABILITIES:

a.	Commitments

1)	Lease agreements

The Group has entered into operating lease agreements for the premises it uses; the last lease will expire in November 2006. The Group has options to renew some of the leases for additional periods, the last of which ends in 2009. The rental fees are linked mainly to the exchange rate of the dollar.

XXVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS, PLEDGES AND A CONTINGENT LIABILITY (continued):

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

XXVIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS, PLEDGES AND A CONTINGENT LIABILITY (continued):
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

XXIX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY:

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

XXX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

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

XXXI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY (continued):

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

XXXII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS’ EQUITY  (continued):

3)	The compensation expenses - in accordance with the provisions of APB 25 - that have been charged against income in the years ended December 31, 2002, 2001 and 2000 were $ 53,000, $ 38,000 and $ 6,000, respectively.

c. Dividends:

1)	In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

2)	The distribution of $ 10.1 million from the retained earnings as of December 31, 2002 as cash dividends would subject the Company to a 25% tax on the amount distributed. The retained earnings are otherwise exempt from the 25% tax, due to the Company’s approved enterprise status. Consequently, the amount of profits available for distribution will be reduced by the amount of the tax levied, see also note 10g(5).

NOTE 10 - TAXES ON INCOME:

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

XXXIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10  - TAXES ON INCOME  (continued):

In the event of distribution of cash dividends from income which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see g(5) below and note 9c(2)).

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

XXXIV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10  - TAXES ON INCOME (continued):

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

g.	Deferred income taxes:

		December 31,
		2002	2001
		(In thousands of U.S. dollars)
1)	Provided in respect of the following:
Provisions for employee rights		580	476
Carryforward tax losses		902	1,142
Doubtful accounts		346	116
Other		404	243

		2,232	1,977
L e s s- valuation allowance		(902)	(1,407)

		1,330	570

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31,
	2002	2001
	U.S. $ in thousands
As a current asset	681
As a non-current asset	649	578
As current liability presented in other
accounts payable and accruals		(8)

	1,330	570

XXXV

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME  (continued):

3)	Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed mainly at the tax rates of 41%, 30% and 25%.

5)	As stated in a. above, part of the Company’s and a certain Israeli subsidiaries’ income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

The amount of tax that would be payable had such tax exempt income, earned through December 31, 2002 and 2001, been distributed as dividends is approximately $ 2,530,000.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

		*2002	*2001	2000
		U.S. $ in thousands
1)	Income (loss) before taxes on income:
Israeli		(598)	(3,974)	(1,737)
Non-Israeli		7,882	8,278	(85)

		7,284	4,304	(1,822)

*Restated, Note 1a

2)	Income taxes included
in the income statements:
Current:
Israeli		2,328	531	28
Non-Israeli		530	91	78

		2,858	622	106

Deferred:
Israeli		(310)	78
Non-Israeli		(445)	6	18

		(755)	84	18

		2,103	706	124

XXXVI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10  - TAXES ON INCOME  (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (36%) and the actual tax expense:

	*2002	*2001	2000
	U.S. $ in thousands
Income before taxes on income, as reported
in the income statements	7,284	4,304	(1,822)

Theoretical tax expense (income)	2,622	1,549	(656)
L e s s - tax benefits arising from
approved enterprise status	911	23

	1,711	1,526	(656)
Increase (decrease) in taxes resulting from permanent
differences:
Disallowable deductions	1,268	996	481
Tax exempt income	(738)	(1,866)	(265)
Increase (decrease) in taxes resulting from different tax
rates for non - Israeli subsidiaries	98	(27)	4
Increase in taxes in respect of tax losses
incurred in the reported years for which
a full valuation allowance has been recorded	264	285	265
Decrease in taxes resulting from utilization, in the
reported years, of deferred tax assets relating to
carryforward tax losses and expenses for which
deferred taxes were not created in previous years	(911)	(994)	(564)
Increase (decrease) in taxes in respect of differences in
measurement of income from marketable securities			159
Other, mainly differences between the basis of
measurement of income reported for tax purposes and
the basis of measurement of income for financial
reporting purposes - net, see b. above	411	786	700

Income taxes for the reported years	2,103	706	124

*Restated, Note 1a

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

XXXVII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2002
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands
Assets	401	8,029	2,892

Liabilities	964	7,027	961

NOTE 12  - SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31
	2002	2001
	U.S. $ in thousands
a. Accounts receivable:
1) Trade:
Open accounts	20,498	17,022
Less - allowance for doubtful
accounts	1,367	449

	19,131	16,573

2) Other:
Israeli Government departments
and agencies	97	1,076
Employees	250	127
Prepaid expenses	906	908
Sundry	118	1,705

	1,371	3,816

b. Inventories:
Raw materials and supplies	226	195
Products in process	152	166
Finished products	1,485	1,461

	1,863	1,822

XXXVIII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12  - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c. Marketable securities:

1)	At December 31, 2002 the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses by major security type were as follows:

Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value
$ i n t h o u s a n d s
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

XXXIX

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12  - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

e. Long-term loans to employees

Loans granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.
Loans granted by a U.S. subsidiary are demanded in dollars, bears an annual interest of 4% and are payable up to five years from the date of grant.

NOTE 13 - DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

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

As to fair value of derivatives, see c. below. As to fair value of marketable securities, see note 12c.

XL

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

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

NOTE 14 - SEGMENT INFORMATION:

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

Geographic segments

Summarized financial information by geographic segment for 2002, 2001 and 2000 is as follows:

	Year ended December 31
	2002	2001	2000
	U.S. $ in thousands
Revenues:
U.S.A	48,833	37,005	14,610
Israel	9,656	10,660	9,145
International*	17,964	11,621	12,315

Total revenue	76,453	59,286	36,070

* The international segment
includes revenues from
customers in Europe	15,368	9,069	11,411

XLI

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION  (continued):

b. Enterprise-Wide Disclosure

The composition of the Group’s property, plant and equipment based on the physical location of the assets is as follows:

	Depreciated balance at December 31
	*2002	*2001
Israel	8,521	9,401
U.S.	2,814	2,689
U.K	19	18

	11,354	12,108

* Restated, Note 1a

As for goodwill and other assets, see note 4.

c. Revenues from customers exceeding 10% of revenues:

	2001	2000
	U.S. $ in thousands

Customer A		8,088

Customer B		7,668

Customer C	7,152

NOTE 15 - SELECTED INCOME STATEMENT DATA:

a. General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31,
	2002	2001	2000
	(In thousands of U.S. dollars)
The changes in allowance for doubtful
accounts are composed as follows:
Balance at beginning of year	449	387	347
Increase during the year	1,858	622	466
Bad debt written off	(940)	(560)	(426)

Balance at end of year	1,367	449	387

XLII

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SELECTED INCOME STATEMENT DATA (continued):

	Year ended December 31,
	2002	2001	2000
	U.S. $ in thousands
b. Financial income (expenses) - net:

Realized gain (loss) on marketable
securities - net	150	60	(483)
Non-dollar currency gains (losses) - net	(264)	(665)	98
Interest and bank commissions - net	(385)	240	525

	(499)	(365)	140

c. Other general income - net:
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

XLIII

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

P.O.S. (Restaurant Solutions) Ltd. (“PRS”) - 69% controlled and owned (established in 1996).

Palm Point Ltd - 96.18% controlled and owned (from January 1999 through September 2000 - 50.02%, from September 2000 through March 2001 - 82.14%, from March 2001 through September 2001 - 86.48%, from September 2001 through November 2001 - 88.64% and from November 2001 through April 2002 - 93.18%).

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

XLIV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETALIX LTD.

By: /s/ Barry Shaked
Date: March 25 , 2004	Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

By: /s/ Danny Moshaioff
Date: March 25 , 2004	Danny Moshaioff, Chief Financial Officer