Form 20-F/A
period 2002-12-31
RETALIX LTD
filed 2004-03-29
CIK 1064060

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 2

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

ITEM 17 ☐       ITEM 18 ☒

i

EXPLANATORY NOTE

We are filing this Amendment No. 2 to replace in its entirety Item 19 of our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 26, 2004 to add the signature of Kesselman & Kesselman that was missing in their report dated February 12, 2003, expect for Note 1a, as to which the date is March 18, 2004, on page II in the financial reports section of such Form 20-F/A.

ii

TABLE OF CONTENTS
PART III
Item 19. EXHIBITS

iii

PART III

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

72

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

/S/ Kesselman & Kesselman Tel-Aviv, Israel
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

RETALIX LTD.

By: /s/ Barry Shaked
Date: March 29 , 2004	Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

By: /s/ Danny Moshaioff
Date: March 29 , 2004	Danny Moshaioff, Chief Financial Officer