Form 20-F
period 2004-12-31
RETALIX LTD
filed 2005-03-22
CIK 1064060

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the transition period from ....... to .......

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

Not Applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

17,577,432 Ordinary Shares, nominal value NIS 1.0 par value per share

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

ITEM 17 ☐ ITEM 18 ☒

TABLE OF CONTENTS

Page
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
Item 3. KEY INFORMATION	6-17
A. Selected Financial Data	6-7
B. Capitalization and Indebtedness	7
C. Reasons for the Offer and Use of Proceeds.	7
D. Risk Factors.	7-17
Item 4. INFORMATION ON THE COMPANY	19-38
A. History and Development of the Company	19
B. Business Overview	20-37
C. Organizational Structure	38
D. Property, Plants and Equipment	38
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39-50
A. Operating Results	39-45
B. Liquidity and Capital Resources	45-48
C. Research and Development, Patents and Licenses, Etc	48-50
D. Trend Information	50
E. Off -Balance Sheet Arrangements	50
F. Tabular Disclosure of Contractual Obligations	50
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51-55
A. Directors and Senior Management	51-52
B. Compensation	52-53
C. Board Practices	53-55
D. Employees	55
E. Share Ownership.	55-58

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58-59
A. Major Shareholders	58
B. Related Party Transactions	59
C. Interests of Expert and Counsel	59
Item 8. FINANCIAL INFORMATION	59-60
Item 9. THE OFFER AND LISTING	61-62
A. Offer and Listing Details	61
B. Plan of Distribution	62
C. Markets	62
D. Selling Shareholders	62
E. Dilution	62
F. Expenses of the Issue	62
Item 10. ADDITIONAL INFORMATION	62-74
A. Share Capital	62
B. Memorandum and Articles of Association	62-67
C. Material Contracts	67
D. Exchange Controls	67
E. Taxation	67-74
F. Dividends and Paying Agents	74
G. Statement by Experts	74
H. Documents on Display	74
I. Subsidiary Information	74
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75-77
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	77
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	77

PART I

        Unless the context otherwise requires, all references in this annual report to “Retalix,” “us,” “we,” and “our” refer to Retalix Ltd. and its consolidated subsidiaries.

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On March 21, 2005, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.318 to $1.00.

        Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act and U.S. Federal Securities Laws. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D – Risk Factors” in this annual report as well as those discussed elsewhere in this annual report and in our other filings with the Securities and Exchange Commission, or SEC.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data
The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 set forth below have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2002, 2003 and 2004 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except per share data)

Consolidated statement of income data
Revenues:
Product sales	$22,457	$34,333	$47,280	$58,432	$78,900
Services and projects	13,613	24,953	29,173	33,625	45,460

Total revenues	36,070	59,286	76,453	92,057	124,360

Cost of revenues:
Cost of product sales	4,916	7,135	11,970	16,576	23,246
Cost of services and projects	4,328	8,781	10,141	12,440	18,890

Total cost of revenues	9,244	15,916	22,111	29,016	42,136

Gross profit	26,826	43,370	54,342	63,041	82,224

Operating expenses:
Research and development expenses-net	(12,063)	(14,571)	(17,036)	(18,344)	(34,096)
Selling and marketing expenses	(9,864)	(14,506)	(18,111)	(21,542)	(24,798)
General and administrative expenses	(6,881)	(12,017)	(12,455)	(13,345)	(15,944)
Other general income (expenses) – net	20	17	1,043	(62)	15

Total operating expenses	(28,788)	(41,077)	(46,559)	(53,293)	(74,823)

Income (loss) from operations	(1,962)	2,293	7,783	9,748	7,401
Financial income (expenses)-net	140	(365)	(499)	(95)	85
Gain arising from issuance of shares by a subsidiary and an
associated company	–	2,877	–	1,068	200
Other expenses	–	(501)	–	–	–

Income (loss) before taxes on income	(1,822)	4,304	7,284	10,721	7,686
Taxes on income	(124)	(706)	(2,103)	(2,639)	(1,838)
Share in losses of an associated company	–	–	–	(90)	(137)
Minority interests in losses of subsidiaries	145	166	524	288	247

Net income (loss)	$(1,801)	$3,764	$5,705	$8,280	$5,958

Earnings (loss) per share:
Basic	$(0.16)	$0.33	$0.48	$0.67	$0.38

Diluted	$(0.16)	$0.31	$0.46	$0.63	$0.36

Weighted average number of shares used in computation:
Basic	10,916	11,472	11,902	12,323	15,746
Diluted	10,916	12,153	12,395	13,083	16,552

	Year ended December 31,
	2000	2001	2002	2003	2004
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$14,546	$9,200	$28,410	$46,093	$91,413
Working capital	28,989	29,101	27,250	45,786	98,053
Total assets	72,942	92,749	98,296	120,603	210,623
Total debt	19,003	19,942	15,913	13,745	13,859
Shareholders' equity	41,829	48,779	56,528	75,646	157,292

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

        Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control.  These factors include, among others:

—	the size, timing, terms and fluctuations of customer orders and rollout schedules;

—	the long sales cycle associated with certain of our software products;

—	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

—	changes in pricing by us or our competitors;

—	the uncertainty regarding the adoption of our current and future products, including our relatively new Application Service Provider, or ASP, and e-market applications;

—	technical difficulties with respect to the use of software solutions and services developed by us; and

—	seasonality in customer purchasing and deployment patterns.

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

        Although in 2004, none of our customers accounted for more then 5% of our revenues, sales to national supermarket and convenience store chains typically are large in size and represent a significant portion of our revenues. Two of our customers each accounted for more than 5% each of our revenues during 2002. Two of our customers (including one of the two mentioned in regard to 2002) accounted for more than 5% each of our revenues during 2003. We anticipate that sales to a few customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future. A significant reduction in sales to these large chains could significantly reduce our revenues.

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

        Our business will suffer to the extent that relatively new platforms such as the .Net platform or the J2EE platform or our products based on these platforms do not achieve market acceptance.

        In 2003 and 2004, we began developing new versions of our products based on new platforms such as the Microsoft .Net platform and the J2EE platform. The risks of our commitment to these relatively new platforms include the following:

—	the possibility that prospective customers will refrain from purchasing the current versions of our products because they are waiting for the new platform versions;

—	the possibility that our beta customers with products based on new platforms will not become favorable reference sites;

—	the ability of the new platforms to support the multiple sites and heavy data traffic of our largest customers;

—	the ability of our development staff to learn how to efficiently and effectively develop products using the new platforms;

—	our ability to transition our customer base to the products based on new platforms when these are available;

—	the ability of the new platforms achieve market acceptance; and

—	the continued commitment of suppliers to enhancing and marketing the new platforms.

        There can be no assurances that our efforts to develop new products using the new platforms will be successful. If the new platforms or the products we develop for these platforms do not achieve market acceptance, it likely will have a material adverse effect on our business, operating results and financial condition.

        Our software products might not be compatible with all major hardware and software platforms, which could inhibit sales and harm our business.

        Any changes to third-party hardware and software platforms and applications that our products work with could require us to modify our products and could cause us to delay releasing a product until the updated version of that hardware and software platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications, which could inhibit sales of our products and harm our business. In addition, developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations. We must continually evaluate new technologies and implement into our products advanced technology. For example, in 2001 and 2002, we modified our software products to work with Windows XP Embedded and Linux open source operating systems and in 2003 and 2004, we began investing in developing versions of our products based on the Microsoft .Net platform and the J2EE platform. Many existing and potential customers have not yet acquired these operating systems and we cannot assure you that these modifications will be successful. Moreover, if we fail in our product development efforts to accurately address in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

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

        Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, we believe that the implementation of our enterprise management application suite can be longer and more complicated than our other applications as they typically:

—	appeal to larger retailers who have multiple divisions requiring multiple implementation projects;

—	require the execution of implementation procedures in multiple layers of software;

—	offer a retailer more deployment options and other configuration choices; and

—	may involve third party integrators to change business processes concurrent with the implementation of the software.

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

        In January 2004, we acquired OMI International, Inc., or OMI based in the United.States, as well as DemandX Ltd., an Israeli corporation. Shortly thereafter we acquired the supply chain management distribution activities of OMI International Ltd. based in the United Kingdom. In August 2004, we acquired UNIT S.p.A. based in Italy. We intend to make future strategic acquisitions of complementary companies, products or technologies. These acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving OMI and the activities of OMI International Ltd. Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies or products;

—	unanticipated costs or liabilities;

—	diversion of management's attention;

—	adverse effects on existing business relationships with suppliers and customers;

—	risks associated with entering markets in which we have no or limited prior experience; and

—	potential loss of key employees, particularly those of the acquired organizations.

        Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. Specifically, if we fail to integrate OMI’s applications into our ReMA platform or develop a web-based version of OMI’s applications in a timely manner, we may be unable to fully realize the expected benefits of our acquisition of OMI. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

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

        If we are unable to successfully identify and develop new products and new features for our existing products that are acceptable to our existing and target customers, our business and operating results will suffer. The application software market is characterized by:

—	rapid technological advances in hardware and software development;

—	evolving standards in computer hardware, software technology and communications infrastructure;

—	changing customer needs; and

—	frequent new product introductions and enhancements.

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

        We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. Even after this evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay. We cannot control these delays.  As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

—	the potential cancellation of orders based on customers' changing budgetary constraints;

—	the shift in orders expected in one quarter to another quarter because of the timing of customers' procurement decisions; and

—	the unpredictability of internal acceptance reviews.

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

        Our undertaking of joint management for the indirect sales channel for our software to Tier 3 and Tier 4 grocers in the U.S. market may prove less successful than the previous management by Fujitsu USA, which could adversely affect our revenues and operating results.

        In 2002, we and Fujitsu USA established StoreNext USA, a joint venture to sell our software and Fujitsu hardware to the Tier 3 and Tier 4 grocery sector in the United States. Sales to grocery stores in this sector are primarily made indirectly through regional dealers. We previously targeted this market segment by selling our software to Fujitsu USA, which then resold it to regional dealers and managed the dealer channel. As a result of the joint venture, we have jointly undertaken with Fujitsu USA direct responsibility for managing the dealer channel for this market segment. If our direct involvement in the management of the dealer channel proves less successful than the previous sole management of this channel by Fujitsu USA, our revenues could be adversely affected and our operating results may suffer.

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

        The information provided in our e-market and ASP applications could contain inaccuracies ..  Dissatisfaction of the providers of this information or our customers with inaccuracies could materially adversely affect our ability to attract suppliers and new customers and retain existing customers.  In addition, we may face potential liability for inaccurate information under a variety of legal theories, including defamation, negligence, copyright or trademark infringement and other legal theories based upon the nature, publication or distribution of this information.  Claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims.  The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

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

        Our rapid expansion has placed, and is likely to continue to place, a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. We are undergoing rapid growth in the number of our employees, the size of our physical facilities and the scope of our operations, due, in part, to several acquisitions we made in 1999, 2000, 2001 and 2004. For example, we had 178 employees on January 1, 1999 and 920 employees on December 31, 2004. As a result of our 2004 acquisitions, we have added an additional 160 employees. Any failure to manage growth effectively could disrupt our business and harm operating results.

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

        We currently sell our software products and ASP services in a number of countries and we intend to enter additional geographic markets.  Our business is subject to risks, which often characterize international markets, including:

—	potentially weak protection of intellectual property rights;

—	economic and political instability;

—	import or export licensing requirements;

—	trade restrictions;

—	difficulties in collecting accounts receivable;

—	longer payment cycles;

—	unexpected changes in regulatory requirements and tariffs;

—	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

—	fluctuations in exchange rates; and

—	potentially adverse tax consequences.

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

        We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later then the end of our 2006 fiscal year. We have only recently begun to evaluate whether our existing internal controls over financial reporting systems is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We estimate that this process may take between six to twelve months to complete. We may experience higher then anticipated operating expenses and fees in this context and we may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Related To Our Location In Israel

        Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has negatively influenced Israel’s relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel’s international trade relations and may limit the geographic markets where we can sell our products.  Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

        Our results of operations could be negatively affected by the obligations of our personnel to perform military service.

        Our operations could be disrupted by the absence for significant periods of one or more of our executive officers, key employees or a significant number of other employees because of military service.  Some of our executive officers and the majority of our male employees in Israel are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual’s age and prior position in the army.  In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time.  Any disruption in our operations as the result of military service by key personnel could harm our business.

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

        Since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar.  As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003 and 2004, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

        We currently participate in or receive tax benefits from government programs.  These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

        We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, in respect of our production facilities that are designated as “Approved Enterprises,” the cessation of which could adversely affect our results of operations.  Our cumulative tax benefits resulting from our Approved Enterprises for the years 2002, 2003 and 2004, net of other tax effects, were approximately $443,000, $365,000 and $592,000, respectively. For more information on this law and our Approved Enterprises, see “Item 10E – Taxation” of this annual report under the caption “Israeli Taxation – Law for the Encouragement of Capital Investments, 1959.” To maintain our eligibility for these tax benefits, we must continue to meet several conditions, including among others, making required investments in property, plant and equipment, and continuing to manufacture in Israel. If we fail to comply with these conditions in the future, the tax benefits we received could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the benefits received with interest and penalties.  In addition, an increase in our manufacturing outside of Israel may be construed as a failure to comply with these conditions. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level.  The applicable law regarding Approved Enterprise programs will expire on March 31, 2005. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law will be extended beyond March 31, 2005. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the applicable law regarding Approved Enterprise programs. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under such law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.  We cannot predict whether the bill will eventually be enacted into law and what changes it might implement. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs.  These requests might not be approved in the future. The termination or reduction of these tax benefits could harm our results of operations, or our inability to get approvals for expanded or new programs, could adversely affect our results of operations.

        We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

        The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. It has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of this amendment to the Stamp Duty Law and of the actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, there could be a material adverse affect on our results of operations.

        In January 2005, an order was signed that cancelled the requirement to pay stamp duty as of January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

        Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

        We have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel in an aggregate amount of approximately $4.1 million through December 31, 2004.  According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and we are prohibited from transferring such technology to third parties outside Israel.  Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist, the principal restrictions of which are the transferability limits described above in this paragraph.

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

        It is not clear whether civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, or the Exchange Act, can be enforced in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        Provisions of Israeli law could delay, prevent or make difficult a change of control, and therefore depress the price of our shares.

        Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law – 1999, or the Companies Law, generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice. A merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

        The market price for our ordinary shares, as well as the price of shares of other technology companies, has been volatile.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	announcements concerning us or our competitors;

—	changes in pricing policies by us or our competitors;

—	general market conditions, and changes in market conditions in our industry; and

—	the general state of the securities market.

        In addition, trading in shares of companies listed on The Nasdaq National Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance.  These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount of purchasers that are willing to pay for our ordinary shares.

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

        In addition to the proceeds of our May 2004 any offering of ordinary shares, we may need to raise additional funds in the future and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our shareholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. In addition, if we raise funds through debt financings, we will have to pay interest and may be subject to restrictive and other covenants, which could adversely impact our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a material adverse effect on our business.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

        Both our legal and commercial name is Retalix Ltd. During 2000, we changed our name from Point of Sale Ltd. to our current name. We were incorporated on March 5, 1982, under the laws of the State of Israel. We are domiciled in Israel. Our legal form is a company limited by shares. We operate under the laws of the State of Israel. Our registered office is located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is +972-9-776-6677. Our agent in the United States is Retalix USA Inc. Its address is 6100 Tennyson Parkway, Suite 150, Plano, TX 75024.

        We have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Our principal recent acquisitions are as follows:

—	OMI. In January 2004, we acquired OMI, a provider of supply chain execution and warehouse management systems for the retail food industry. Warehouse management systems are designed to help food retailers manage the various order fulfillment processes that take place in their warehouses and distribution centers. OMI integrated applications provide end-to-end supply chain management enabling enterprise-wide procurement, merchandising, warehouse management and order management for multi-warehouse, multi-facility food retailers and wholesalers. OMI has over 50 customers in the retail food industry, including such leading retailers as A&P (The Great Atlantic &Pacific Tea Company), Food Lion, Giant Eagle, Kroger and Winn Dixie. As part of the acquisition, we retained 67 of OMI’s employees. We believe the acquisition of OMI will enable us to enter into the supply chain execution and warehouse management systems markets for retailers, broaden our customer base and expand our suite of products. In early 2004, we also acquired the independent operations of the distributors of OMI’s products in Israel and Europe.

—	UNIT. In August 2004, we acquired 51% of UNIT S.p.A., or UNIT, a supplier of specialized software and hardware solutions for the food and fuel retail industries in Italy. UNIT employs approximately 59 employees and is headquartered in Italy. In December 2004, we acquired the remaining 49% of UNIT. UNIT is now in the process of being registered and launched as Retalix Italia S.p.A, and will focus on the delivery, deployment and support of the Retalix advanced enterprise-wide retail solutions to the Italian food and fuel retail market.

—	BASS. In September 2001, we acquired BASS Inc., or BASS, a provider of POS and back-office systems designed to fit the needs of the small supermarket chains and single store, independent grocers. BASS, which is now operating as Retalix Dayton, employs approximately 67 employees and is headquartered in Dayton, Ohio. The acquisition of BASS complemented our earlier acquisition of Retail Control Systems described below, enabling us to further penetrate the Tier 3 and Tier 4 North American retail food market sectors.

—	Retail Control Systems. In September 2000, we acquired Retail Control Systems Inc., or RCS, a provider of POS and back-office systems designed to meet the needs of mid- and small-size independent supermarkets in the United States. RCS, which is now operating as Retalix Pittsburgh, employs approximately 59 people in Pennsylvania, Ohio and Washington, D.C. Its flagship product is ScanMaster, which is distributed primarily through StoreNext USA’s distribution channel. The acquisition of RCS enabled us to accelerate our penetration of the market for POS systems for Tier 3 and Tier 4 and independent food retailers in North America.

—	PalmPoint. Through a series of transactions from 1999 through 2002, we acquired PalmPoint Ltd., or PalmPoint, which develops software solutions for hand-held devices, such as Palm and PC pocket computers. The PalmPoint products, branded as the Retalix PocketOffice suite, support in-store retail applications, such as price verification, ordering, receiving and inventory management and operate on the Microsoft Windows CE platform.

B. Business Overview

Overview

        We are an independent provider of integrated enterprise-wide software solutions for the global retail food and fuel industries. Spanning the retail supply chain from the warehouse to the point of sale, our suite of software solutions integrates retail information flow across a retailer’s entire operations, encompassing its stores, headquarters and warehouses. Our comprehensive integrated solution suite enables food and fuel retailers to manage their retail operations more efficiently, reduce infrastructure costs and closely collaborate with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data, and to use that data to more effectively devise and implement targeted promotions to stimulate demand. We believe that our extensive knowledge and accumulated experience in developing software solutions for the retail food and fuel industries enables us to provide solutions to retailers that are better integrated and more tailored for our target markets than competing solutions. Through our January 2004 acquisition of OMI International, we further extended the scope of our software suite to include supply chain execution and warehouse management. With this enhanced suite of software solutions, we now provide retailers with the ability to manage, track and report the movement of goods throughout the entire scope of their operations, from the order, through the initial receipt of goods at the warehouse, and to the final sale at the checkout counter.

        We market our software solutions primarily to large and mid-sized supermarket and convenience store chains, major fuel retailers and independent grocers. In the supermarket and grocery sector, we market our solutions to four tiers of food retailers that are typically characterized primarily by revenue levels:

—	Tier 1 - annual revenues of over $2 billion;

—	Tier 2 - annual revenues of between $500 million and $2 billion;

—	Tier 3 - annual revenues of between $50 million and $500 million; and

—	Tier 4 - independent retailers.

        We market our solutions to Tier 1 and Tier 2 food retailers, large convenience store chains and major fuel retailers through a direct sales force in the United States, Europe, Australia, Asia, The Far East and Israel, augmented by a combination of channel partners and resellers. Sales to Tier 1 and Tier 2 food retailers, large convenience store chains and major fuel retailers have historically represented a substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers through our StoreNext joint ventures in the United States and Israel, which sell their solutions directly (in Israel) or through regional dealers. For larger supermarket and convenience store chains and major fuel retailers, our professional services personnel provide our customers with project management, implementation, application training and technical services. We also provide development services to customize our applications to meet specific requirements of our customers and ongoing support and product maintenance services.

        We believe that we are unique within the retail food software industry as we offer software solutions that can serve the needs of the entire range of food retailers, from multi-national supermarket and major convenience store chains to independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed in more than 33,000 supermarkets and grocers, convenience stores and major fuel retailers in 50 countries, serving more than 260,000 checkout lanes. Our customers include leading supermarket and grocery chains such as Albertsons, Hy-Vee and Publix in the United States, Delhaize, Sainsbury’s and Tesco in Europe, and large convenience stores and major fuel retailers such as Alon Fina, Casey’s and Pilot Oil in the United States and Husky Oil in Canada. In addition, we estimate that our software is currently installed at approximately 11,000 independent grocers out of the total U.S. market of approximately 20,000 independent grocers. Our sales have grown from $36.1 million in 2000 to $124.4 million in 2004.

        On January 2, 2004, we acquired OMI, a provider of supply chain execution and warehouse management systems for the retail food industry. Warehouse management systems manage the various fulfillment processes that take place in retailers’ warehouses and distribution centers. We believe the acquisition of OMI enables us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. The addition of OMI’s integrated applications to our suite of retail solutions enables us to provide customers with end-to-end supply chain management, facilitating enterprise-wide procurement, merchandising, warehouse management and order management for multi-warehouse, multi-facility retailers and wholesalers. Moreover, the integration of our in-store solutions with OMI’s warehouse management solution will significantly improve the replenishment decisions made at the warehouse. Warehouse management systems typically base replenishment decisions upon the movement of goods from the warehouse to the store, without considering inventory and sales at the store. We believe that the combination of our in-store solutions with OMI’s applications will enable retailers to optimize their replenishment decisions based on point of sale data, thereby reducing lost sales due to out-of-stock, on the one hand, and, on the other hand, reducing additional costs of surplus inventory.

Our Market Opportunity

The customer retention battle

        The retail food and fuel industries today are characterized by intense competition, resulting in increased pricing pressure and narrowing operating margins. Retailers are losing customers to their larger competitors who offer aggressive pricing as well as greater shopping convenience and superior customer service. The largest retailers, such as WalMart, are increasingly using their size and scale to realize cost savings and operating efficiencies from their supply chain, which they then pass on to the consumer in the form of lower prices. This trend creates an industry dynamic whereby more and more consumers are attracted to these price-cutting retailers, thus accelerating these retailers’ revenue growth and allowing them to further increase their economies of scale.

        At the same time, large food retailers are expanding their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, fuel stations and quick service restaurants. This has increased the competition in the convenience store market sector, which historically has been served by smaller chains and independent retailers. These small and independent operators are finding it increasingly difficult to compete effectively with the aggressive pricing and associated lower margins resulting from increasing competition. Similarly, competition has reduced margins at the fuel pump, causing large fuel retailers to add convenience store and quick service restaurant formats in an effort to increase their overall margins. This has further increased competition in the convenience store and fuel station market sectors, which further favors the large retailers who can leverage their size and scale to realize operating efficiencies in their supply chain, thereby lowering their cost base and allowing them to deliver lower prices.

        One of the primary factors that allows such large retailers to realize supply chain operating efficiencies is their use of sophisticated retail information systems, often developed in-house, that provide them with comprehensive visibility into their extended supply chain. Armed with such visibility, these retailers can more efficiently execute and track all of their supply chain tasks, such as order optimization, inventory management, merchandising and pricebook management. In addition, this supply chain visibility also allows retailers to optimize their pricing and promotion decisions in order to increase demand and sales.

The information system needs of food and fuel retailers

        In order to compete more effectively, food and fuel retailers need retail information systems comparable to those used by the largest food retailers and major fuel chains in order to be able to realize additional operating efficiencies from their supply chains. In particular, retailers require robust retail information systems that can:

—	increase operating efficiencies through tighter integration of in-store, enterprise level and warehouse management systems, enabling visibility across the entire scope of their retail operations;

—	capture and analyze data to enable advanced forecasting capability and thereby to optimize the ordering and inventory stocking process; and

—	extend supply chain visibility to include suppliers, enabling retailers to share data and collaborate with suppliers in supply chain decisions.

        However, in order to deter customers from shifting their patronage to the largest chains, smaller retailers require more than increased operating efficiencies and competitive pricing. In order to compete effectively with these larger chains, smaller retailers need to provide consumers with an improved shopping experience through diverse retail formats and better customer service and to incentivize their customer base to increase their patronage of their stores through customer loyalty and other promotion strategies. As a result, in an effort to increase customer retention and influence customer spending habits, retailers are increasingly seeking retail information systems that can, in addition to achieving operating efficiencies, also:

—	effectively manage customer management initiatives which are designed to foster customer loyalty and promotion strategies;

—	integrate enterprise and in-store systems to enable rapid implementation of customer management initiatives;

—	efficiently manage their supply chain to facilitate optimal inventory stocking at each location;

—	quickly and efficiently implement pricing, product and marketing decisions; and

—	support a wide variety of retail formats and services to increase customer convenience and satisfaction.

The retail food and fuel software opportunity

        Many food and fuel retailers have historically relied upon a complex set of fragmented and poorly integrated legacy information systems. Such systems are the byproduct of years of delaying implementation of a coherent enterprise-wide IT strategy, favoring patchwork upgrades over comprehensive system revitalization. As a result, most food and fuel retailers operate retail information systems that are difficult to adapt to today’s intensely competitive retail industry. Typically, these retailers’ existing information systems consist of stand-alone POS systems with little or no integration with their back-office and with no enterprise-wide information system. These systems generally cannot be easily modified to provide cross-enterprise visibility, collaboration and integration, nor can they support the information capture and analysis necessary for reliable forecasting and coordinated purchasing decisions. In addition, in continuing to rely on these legacy systems, retailers face an increasing frequency of breakdowns and system failures, exposing them to the ongoing cost of expensive maintenance.

        In order to remain competitive and avoid the ongoing costs associated with maintaining their legacy systems, many retailers are seeking to replace their legacy systems with modern, integrated retail information systems that can provide them with visibility across the entire scope of their retail operations, support collaboration with their suppliers, allow enterprise-wide information flow and enable implementation of sophisticated customer loyalty and promotion strategies. We believe that these replacement systems typically will be based upon a modular, open-systems architecture, or non-proprietary software that can be easily integrated into a retailer’s existing IT infrastructure. Systems meeting such criteria provide retailers with the flexibility to modify their information systems to respond to and manage their changing business environment. Based on data compiled by IBM, North American retailers across all industries continue to rely upon legacy POS systems that have an average age of eight years, with some retailers using systems that are as much as 10 to 20 years old. Consequently, many retailers are considering replacing their outdated legacy systems in the near to medium term. In a 2003 retail industry IT spending survey conducted by IBM, 76% of the respondents stated that they planned to deploy POS upgrades or replacements in the next five years. This replacement cycle is expected to contribute to growth in retail IT spending, including in the retail food sector. Recent industry data published by International Data Corporation, or IDC, a market research firm, forecasts that IT spending in the U.S. retail food industry will increase at a compound annual growth rate of approximately 6.2%, with the market reaching approximately $4.6 billion by 2007.

Our Solutions

        Our software solutions provide a robust and comprehensive suite of applications for the retail food and fuel industries addressing all three principal divisions of a retailer’s operations – its retail stores, its headquarters (also called the enterprise level), and its warehouses and distribution centers. We believe our solutions differentiate us from other providers of software solutions to the retail food and fuel industries because they combine the following attributes:

Our integrated solutions span the retailer’s entire retail organization

        Our software solutions provide a robust and comprehensive suite of applications for the retail food and fuel industries addressing all three principal divisions of a retailer’s organization – its retail stores, its enterprise level and its warehouses and distribution centers. We believe that our integrated suite of software solutions is unique among retail food software solutions, in that it combines all essential elements for an enterprise-wide retail information system – stores, headquarters and warehouses in a well-synchronized suite of solutions. Our Retalix Enterprise Management Applications, or ReMA, solution tightly integrates our enterprise solution with our in-store back-office solutions and synchronizes the flow of information between the two. Such an integrated solution permits retailers to generate substantial supply chain operating efficiencies and cost savings through efficient management of inventory, purchasing and merchandising. We are in the process of integrating our acquired supply chain management solutions into the ReMA suite in order to provide retailers with a fully integrated solution spanning their entire retail organization.

Our solutions provide for both retail operations management and customer management

        While retail enterprise solutions have traditionally focused exclusively on retail operations management – principally supply chain and merchandising processes – our enterprise solutions also include sophisticated customer management tools. Our customer management tools, Retalix Loyalty and Retalix 1-to-1, focus on influencing consumer spending habits through the use of personalized promotions and other loyalty card-based marketing techniques. Our in-store systems provide full support for promotions and loyalty programs at the checkout lane, and are integrated with our enterprise applications. This feature enables retailers to devise a wide variety of loyalty programs and promotions on a chain-wide level that can be easily implemented at the store level. Moreover, our integrated data mining capabilities enable retailers to explore and analyze detailed customer transactions, allowing them to closely monitor customer spending patterns and to target promotions to their loyalty program members.

Our next generation ‘thin client’ architecture reduces the cost and physical footprint of IT systems

        In response to retailers’ increasing demand for software solutions that are easier to use and cheaper to maintain, we have developed our ReMA solution based on a “thin client” architecture, using the Microsoft .Net platform. Our “thin client” solutions allow our applications to run on remote servers with the users accessing the applications through a standard browser. These solutions reduce the need for expensive, bulky hardware and software installations at each store location, lower an enterprise’s IT maintenance costs and facilitate enterprise-wide integration. In addition, “thin client” architecture makes it easier and more cost-effective to upgrade software as and when required. In addition to our ReMA solution, we are developing a next-generation version of our existing StoreLine in-store solution, called StoreLine.net, which is based on a ‘thin client’ architecture using the Microsoft .Net platform. This capability to provide for a “thin POS” and a “thin back office” solution allows a choice of additional flexibility and cost savings, as part of our product suite.

Our robust solutions provide system resiliency and data redundancy

        The retail food industry is characterized by a very high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s POS systems for even a few minutes could result in substantial lost sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, the loss of which could significantly impair a retailer’s internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions as well as the risk of data loss. We have developed a software architecture designed to support the high volume, multiple retail format environments of the largest food retailers and major fuel retailers, capable of supporting very high volumes of stores and checkout lanes without risk of significant malfunction or failure. Equally important, our software architecture protects critical data through its duplication at the server level. In case of system failures, each POS terminal can continue to operate despite the interruption of communications with the back-office or headquarters, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in such large supermarket chains as Albertsons, Sainsbury’s and Tesco is a strong testament to the robustness and resilience of our in-store solutions.

Our in-store solutions support multiple retail formats and customer service points

        Our in-store solutions offer retailers the ability to support multiple retail formats and customer service points at a single retail site. This enables retailers to use a single software solution to operate different retailing formats such as grocery, fuel, convenience store, car wash and Quick Service (or QSRs), and to support a variety of consumer service points, such as self-scanning, self-weigh and self-checkout. This assists retailers in attracting new customers and in improving existing customer retention by providing consistency across the consumer touch-points and enhancing the overall in-store consumer experience.

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

        Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext joint venture operations in the United States and Israel operate our enterprise-level applications, such as pricebook, promotions, loyalty and information services, on an ASP basis, meaning that the application is remotely hosted on our centralized servers and accessed by the independent retailer over the web or private data lines. These ASP solutions, which we refer to as Connected Services, allow independent retailers and small chains, in return for a monthly subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thereby compete with them more effectively.

Our solutions provide retailers with the ability to collaborate on-line with their suppliers

        As the retail supply chain becomes increasingly more complex, with retailers working with an increasing number of suppliers and partners and stocking an increasing number of products, retailers require the ability to collaborate across their supply chain in a swift and effective manner. Our applications provide retailers with the ability to collaborate with their suppliers and partners, either on a private network with our applications hosted on the retailer’s internal servers or through our Connected Services. This collaboration provides both retailers and suppliers with real time visibility into work flow processes, new product introductions, price changes and promotions in order to enhance coordination and eliminate errors and inefficiencies.

Our software solutions can support the multi-national operations of leading Tier 1 food and major fuel retailers

        Our software solutions provide extensive support for the international market, such as support of multiple languages, currencies, taxes and local certifications etc., enabling multi-national Tier 1 food and major fuel retailers to standardize their operations by using one Retalix product across their global operations. We believe that these capabilities provide us with a competitive advantage with retailers that are located in multi-lingual countries or have stores near national borders, as well as multi-national retailers that prefer licensing software from a single vendor for all their locations.

Our enterprise solutions can be easily integrated with existing IT infrastructures

        The modular nature of our architecture and our tools for building open interfaces to external systems, including software protocol standards such as XML and web services, streamlines the introduction of our enterprise and in-store solutions into existing IT environments. Retailers can purchase systems that fit their current needs and budgets, and then add additional modules as their business needs evolve over time. Our open architecture means that our solutions are hardware neutral, capable of working with systems from most major hardware vendors, including IBM, NCR, Fujitsu, Epson, Dell and Wincor-Nixdorf. This modular and open architecture decreases the software integration risks associated with migrating from a retailer’s existing systems to our enterprise and in-store solutions, thereby ensuring quicker time to market. This feature also allows the retailer to make separate purchasing decisions for the hardware, thus realizing great savings in hardware costs by buying the hardware as a standard market commodity.

Our Growth Strategy

        The principal elements of our strategy to achieve our growth objectives are as follows:

Leverage our integrated suite of products to become the leading provider of retail software solutions to the retail food and fuel industries

        We offer our customers enterprise-wide software solutions that allow them to collect, manage and analyze information across their entire retail enterprise, from the warehouse to the checkout counter. With the introduction of ReMA in 2003, we extended our product offering from in-store solutions to include integrated enterprise level and head office applications. Our in-store back-office and enterprise systems are closely integrated, both sharing and drawing upon the same central data repository. With our acquisition of OMI, we have further expanded our product offering to include supply chain execution and warehouse management systems. We are progressing as planned in migrating our acquired supply chain execution and warehouse management systems into new technology and integrating them into our existing suite of solutions to create a synchronized suite of solutions from warehouse to checkout. We believe that with our integrated solutions, we will be well positioned to leverage our large customer base to become the leading provider of retail solutions to the retail food and fuel industries.

Continue to target Tier 1 and Tier 2 retail food and major fuel chains’ operating legacy IT systems

        The majority of Tier 1 and Tier 2 retail food and major fuel chains continue to operate outdated legacy in-store systems that do not provide the functionality required by a retailer to implement and support the new applications and workflow processes that are necessary to compete effectively in today’s retail food and fuel industries. We believe that our solutions are well positioned to capitalize on this market opportunity because they are:

—	based on open standards software architecture and are hardware neutral;

—	scalable, meaning they can easily support a large number of users before a system upgrade or replacement is needed;

—	able to support multiple retail formats such as grocery, fuel and QSRs with one single solution; and

—	able to support multi-national retailers who require a standardized solution which can be easily deployed across their multiple regions and countries.

Enable food and fuel retailers to differentiate themselves from their competitors through sophisticated customer management tools

        We believe that our ability to offer sophisticated customer management tools, often referred to as customer loyalty programs, provides us with a significant advantage over our competitors in an area that is becoming of increasing strategic importance to retailers. Our customer management tools are tightly integrated with our in-store solutions. This allows the establishment at the enterprise level and the implementation at the store level of a wide variety of broad-based, personalized promotions and loyalty card-based marketing programs. We believe that our integrated customer management tools differentiate our solutions from competing retail solutions, which generally focus on customer management to a lesser degree.

Continue to develop new products and enhance existing products to address a broader set of food and fuel retailers’ needs

        We strive to develop innovative products and solutions that meet the needs of our customers based on our extensive knowledge and accumulated experience in the development of software solutions for the retail food and fuel industries. In order to address a broader set of retailers’ needs, we continue to expand the breadth and depth of our product lines by developing and introducing new products and enhancing the functionality of our existing products. In 2003, we introduced our ReMA platform and suite of applications and our ‘thin client’ StoreLine.net application. Our continuous technological development represents an important part of our value proposition to our customers, as it provides them with access to advanced solutions that meet their changing needs, as well as with a road map for the development of products designed to meet their anticipated future needs. As part of this strategy, we announced the first installation of our new StoreLine.net ‘thin-client’ POS software solution built on the Microsoft .Net platform. In addition, we are progressing as planned with the upgrade of our supply chain execution and warehouse management systems to the new J2EE, .NET and web-based platforms, as well as with the integration of these solutions with our ReMA enterprise solution.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

        In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging the ability of ReMA to support multiple enterprises from a single data center, we are now able to offer our enterprise level applications, such as product and price management, sales analysis, promotions, loyalty and information services, to Tier 3 and Tier 4 retailers on an ASP basis. We provide these Connected Services through our StoreNext joint ventures in return for a monthly subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. To date, our StoreNext USA had signed up over 1,000 retailers and StoreNext Israel has signed up over 700 retailers. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

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

Continue broadening market penetration through strategic acquisitions

        Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Over the past few years, we have made a number of strategic acquisitions to further expand our product offerings and market position, including the acquisition of PalmPoint, BASS, OMI and UNIT. We continue to evaluate opportunities to acquire complementary businesses and technologies in the retail information systems market in order to better serve our customers, complement our product offerings, increase market share, advance our technology, expand distribution capabilities or penetrate new targeted markets.

Continue to expand into new geographic markets and additional retail market sectors

        Currently our primary geographic markets are North America, Israel and Europe, particularly the United Kingdom and Scandinavia. In 2004, we have announced significant new sales, viewed as market entries in new markets, such as France and Italy in Europe, and China, Japan and India in Asia. We plan to continue to establish our presence in these new markets, as well as expand into new countries in Europe, Asia and Latin America. In addition, we are beginning to expand into other types of retail sectors, such as health and beauty and pharmacy, that have similar retail characteristics to the food and fuel retail market sectors, in an effort to broaden our addressable market.

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

In-Store Solutions: Suite of software solutions that provide supermarkets, convenience stores, fuel retailers and quick service restaurants with business applications supporting multiple types of customer service points, such as regular checkout, self-scanning and self-checkout, providing comprehensive in-store operational and management tools for POS, front-office and back-office operations and allowing mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices. Our in-store solutions consist of our POS systems, StoreLine for the supermarket and grocery market and StorePoint for the convenience store and fuel retail market, as well as additional back-office modules, Retalix Pocket Office and Retalix Back Office. In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our in-store solutions, specifically our StoreLine and StorePoint solutions.

Enterprise Solutions: Suite of software solutions that provide large supermarket and convenience store chains and major fuel retailers with a comprehensive, modular solution which centralizes operation and management of their enterprise-wide and back-office activities such as product and price management, promotions, merchandising and reporting and analysis. Our enterprise solutions also provide sophisticated customer management tools, enabling a wider variety of personalized and targeted promotions and loyalty card-based marketing techniques. Our enterprise solutions consist of ReMA and Retalix Host. We introduced our ReMA suite of applications in 2003, and we anticipate that it will continue to account for a growing portion of our product sales in future periods.

Warehouse Management Solutions: Suite of supply chain execution and warehouse management software solutions that provide retailers and wholesalers with a range of applications designed to help them manage complex, multi-facility warehouses and distribution centers. These applications include warehouse management and optimization, automated procurement, merchandising, order management, invoice reconciliation and yard and dock management. Our supply chain execution and warehouse management systems consist of TRICEPS (Transportation, Receiving, Inventory Control and Productivity Systems) Warehouse Management, BICEPS (Buyers Inventory Control Effecting Profits and Services), Purchasing Management, PROMPT Invoice Matching, MDS Yard and Dock Management, ABS (Advanced Billing System) Advanced Billing and Order Management, and DemandAnalytX for optimized demand forecasting and order optimization. We added these solutions to our product suite in January 2004 through our acquisition of OMI.

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

In-Store Solutions StoreLine StoreLine.net (in development) StorePoint RPO (Retalix Pocket Office) RBO (Retalix Back Office) ScanMaster

— POS and Front Office
solution
— Client server, Windows
operating system

— POS solution
— Web-based, open
architecture
— Based on "thin client'
architecture
— Developed on the
Microsoft .Net platform
— POS, Front Office and
Back Office solution
— Client server, Windows
operating system

— Mobile, hand-held suite
of front-office and
back-office applications
— Microsoft Windows CE
platform
— Client server, Windows
operating system

— POS solution
— Client server, Windows
operating system

— Keyboard or Touch
— Highly configurable
— Multi-language,
currency and tax
— High availability and
resilience
— Hardware neutral
— Supports multiple types
of POS formats – grocery,
fuel, QSRs

— Allows retailers to run
POS applications remotely
— Reduces total cost of
ownership of in-store IT
infrastructure
— Highly scalable

— Touch Based, Highly
configurable
— Multi-language,
currency and tax
— High availability and
resilience
— Hardware neutral
— Supports multiple types
of POS formats
– convenience
store, fuel, QSRs, Kiosk
— Allows employees to
perform front-office and
back-office functions
from their in-store
location
— Functionally rich
back-office applications
— Interfaces to several
types of POS formats
— Integrated with
StoreLine
— Highly configurable
— Multi-language and tax
— Broad set of customer
loyalty functionality
support
— Integrated with
self-checkout systems

— Supermarkets and
grocers – All Tiers

— Supermarkets and
grocers – All Tiers

— Convenience store, Quick
Service Restaurant, and
fuel retailers

— Supermarkets and
grocers – All Tiers
— Convenience stores

— Supermarkets and
grocers – Tier 2 – Tier 4

— Supermarkets and
grocers – Tier 3 & Tier 4

Enterprise Solutions
  ReMA

  Retalix Host

Warehouse Management
  Solutions
  TRICEPS Warehouse
  Management

  BICEPS Purchasing
  Management

  PROMPT Invoice Matching

  MDS Yard and Dock
  Management

  ABS Advanced Billing and
  Order Management

  DemandAnalytX

— An enterprise system for
central management of
head-office and
back-office applications
— Web-based, open
architecture
— Based on web services
and thin clientarchitecture
— Developed on the
Microsoft .Net platform

— An enterprise management
system for head-office and
back-office applications
— Client server, Windows
operating system

— Automated warehouse
location and task
management system
— Advanced Radio Frequency
(RF) technology
— Automated procurement
system

— Automated invoice
reconciliation system
— EDI and EFT technology

— Automated yard and dock
resource management system
— Advanced RF, EDI and
Advanced Ship Notice (ASN)
technology

— Automated billing and
pricing system

— Demand forecasting and
replenishment optimization

— Broad functionality –
product and
pricing, promotions,
loyalty, forecasting,
ordering, receiving,
analysis and reporting
— Provides for central
location of the server
hosting the software,
with users throughout the
enterprise accessing
applications through
browsers
— Single data repository
— Reduces the technology
footprint and maintenance
in the retail store
— Provides enterprise
level price and promotion
management and data
analysis and reporting
— Enables consistent
workflow operations and
data synchronization
between the enterprise
and store

— Optimizes distribution
of warehouse resources
— Provides real time
warehouse data to
warehouse managers
— "Just in time" and
forward buying procurement
— Invoice and purchase
order reconciliation
— Vendor profiling
— Item inventory
management
— Tracks invoices and
interfaces with general
ledger systems
— Provides real time
inventory levels
— Reduces time necessary
to resolve cost
discrepancies
— Real time management of
yard / dock arrivals and
departures
— Automatically directs
arrivals to optimal
storage location
— Manages trailer usage
and reduces bottlenecks
— Enables billing that
reflects pre-determined
margin objectives
— Provides custom pricing
according to item
— Allows multiple order
types and calculation
methods
— Interprets store-level
POS data, forecasts demand
— Determines and places
optimal replenishment
orders
— Tier 1 & Tier 2
 supermarkets
— Large chain convenience
stores and fuel retailers

— Convenience store, Quick
service restaurants and
fuel retailers

— Tier 1 & Tier 2
supermarkets

— Tier 1 & Tier 2
supermarkets

— Tier 1 & Tier 2
supermarkets

— Tier 1 & Tier 2
supermarkets

— Tier 1 & Tier 2
supermarkets

— Tier 1 & Tier 2
supermarkets
— Large chain convenience
stores

ASP and Supplier Solutions Connected Services Supplier Solutions	— ASP based ReMA for enterprise and back-office applications — Aggregated retail food industry data — Collaborative supply chain functionality — E-marketplace for retail food industry
 — Provides retailers
access to ReMA
applications in return
for a monthly
subscription fee
 — Allows these retailers
access to applications
that would otherwise be
too expensive or
difficult to manage
in-house
 — Enables supplier to
better understand market
trends and consumer
demands
 — Enables retailers and
suppliers to streamline
work processes, exchange
pricing, inventory and
		market information	— Tier 3 & Tier 4 independent grocers — Suppliers to all Tiers of supermarkets and grocers

In-Store Solutions

        Our in-store solutions consist of a wide range of applications supporting:

—	robust point of sale functionality, providing a highly resilient touch-screen enabled cash register checkout system;

—	multiple types of customer service points, such as self-scanning, self-weigh and self-checkout, and multiple retail formats, such as fuel and in-store QSRs;

—	front-office store management functions, such as cashier and cash office management and POS maintenance;

—	back-office store management functions, such as ordering, receiving, inventory management, labor scheduling, promotions and reporting and analysis; and

—	mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices at any location throughout the store.

        We have two principal in-store solutions: StoreLine for the supermarket and grocery market and StorePoint for the convenience store and fuel retail market.

StoreLine

        StoreLine is a fully integrated, modular, open architecture POS solution for multiple format supermarket and grocery chains. Specifically designed to cater to the larger supermarket chains that frequently add new formats and additional related services, StoreLine provides retailers with a comprehensive set of supermarket operational and management capabilities. StoreLine also offers interfaces to enterprise level systems and to third-party applications as well as to payment service providers. The StoreLine software suite supports multiple in-store retail formats, such as fuel and QSRs, and a variety of customer service points, such as self-scanning, self-weigh and self-checkout. In addition, StoreLine also provides the option of back-office functionality, such as inventory, supplier and employee management. Capable of running on either the Microsoft or Linux operating systems, StoreLine’s client server architecture is hardware neutral, supporting a variety of open and proprietary hardware devices, such as full-screen customer displays, color touch screens, scanners and checkout and scales, as well as hardware supplied by leading vendors, including Fujitsu, IBM, NCR, Epson, Dell and Wincor-Nixdorf.

        In addition to its core POS and front-office and back-office functionality, the StoreLine software suite supports additional integrated modules, such as:

—	Retalix Cafe – touch-screen based POS application for in-store coffee shops and restaurants;

—	Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by automatic vehicle identification, or AVI, devices;

—	Retalix SelfCheckout – customer self-scanning checkout that requires little or no staff assistance and, through integration with the back-office, ensures up-to-date pricing and promotions;

—	Retalix SelfScan – hand-held, customer-driven, self-scanning system designed for interactive shopping and for alerting customers to specific promotions;

—	Retalix U-Weigh – easy to use, touch-screen customer-operated device for weighing fruit and vegetables that saves customers time at the checkout and allows retailers to make real-time price adjustments;

—	Retalix Kiosk – multimedia information and sales kiosk that, through integration with our enterprise solution, provides real-time, in-store information on merchandise, pricing and promotions;

—	Retalix e-Shop – internet grocery shopping application that supports home shopping services as well as the logistical steps that follow the online purchasing process, such as item selection, temporary storage in store, truck loading, drop-off prioritization and money collection; and

—	Retalix CallCenter – call-center application for supermarket chains designed for quick data entry and processing of customer orders and, when integrated with our enterprise solution, supporting personalized promotions and providing up-to-date pricing and promotion information.

        Customized versions of StoreLine software solutions include ISS45, which is distributed by StoreNext USA, and POSition, a Wincor-Nixdorf branded offering, which was adapted to meet the needs of customers in German-speaking countries and in Italy.

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

StoreLine.net

        StoreLine.net is a thin client version of our StoreLine product developed based on the Microsoft .Net platform. StoreLine.net allows retailers to access StoreLine applications through a standard web browser on their in-store POS systems located on back-office or centralized servers. This reduces the total cost of ownership of retailers’ in-store IT infrastructure by enabling retailers to use their existing POS hardware to access next-generation retail applications. StoreLine.net was first deployed in  2003 at all Partner Communications stores in Israel (the Israeli franchisee of Orange plc, the international wireless communications operator) and is currently being developed for deployment in the grocery sector.

StorePoint

        StorePoint is a fully integrated, modular open architecture POS solution for the multi-format convenience store and fuel sectors. StorePoint supports a variety of retail formats, such as convenience stores, fuel forecourts, quick service restaurants and self-service kiosks. By using StorePoint, convenience stores and fuel retailers can use one integrated solution for item scanning, fuel sales and quick service food sales. In addition, StorePoint also provides extensive front office and back-office functionality, such as ordering and receiving, inventory management, wet stock management, supplier and employee management, as well as specialized functionality for the food service environment, such as menu, recipe and waste management. StorePoint interfaces with various head office systems, allowing central management and decision control for the entire enterprise. Operating on a Windows platform, StorePoint is a pre-integrated, modular solution that allows for easy and cost-effective on-site installation.

        In addition to its core POS and front-office and back-office functionality, the StorePoint software suite supports additional integrated modules such as:

—	Retalix POS – touch-screen based POS application for in-store coffee shops and restaurants;

—	Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by AVI devices;

—	RFS – software forecourt controller that can serve as a cheaper and a functionally richer option than the traditional hardware-based forecourt controllers, enabling control of fuel pumps, fuel tanks, price polls and other forecourt devices.

—	Retalix QSR – touch-screen based, easy-to-use application for selling quick-service food service to match any fast food, espresso bar, and food service type establishment. Includes all necessary inventory functions defining product tree, waste control, etc. as well as order preparation instructions and interactive kitchen order screens.

—	Retalix Self-Order – food service with self-order stations, drive-thru operations support; and

—	Retalix Customer Loyalty – flexible suite of customer behavioral incentive programs, store value cards and automatic reward fulfillment at a variety of customer touch points, including at the fuel pump, the POS and on the internet.

        In addition to StoreLine and StorePoint, we offer additional products for managing a retailer’s in-store operations that can be purchased as separate solutions or as add-on modules to our StoreLine and StorePoint solutions:

Retalix PocketOffice (RPO)

        RPO is a mobile, hand-held suite of front-office and back-office applications that is designed for use on mobile computing devices such as personal digital assistants, or PDAs. RPO is designed to allow in-store employees to perform a broad array of back-office functions, such as ordering, receiving and price management, without leaving the store floor. The RPO suite of applications includes product and price management, ordering, stock receiving and counting, item maintenance and shelf audit. Operating on the Windows CE platform, RPO is integrated with our ReMA, StoreLine and StorePoint solutions. We market RPO to both the grocery and the convenience store sectors.

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

Enterprise Solutions

Retalix Enterprise Management Applications, or ReMA

        The modern retail enterprise must rapidly collect, organize, distribute and analyze information throughout its organization. We designed our ReMA enterprise application to meet the enterprise-wide information collection and analysis needs of modern retailers. ReMA is a web-based platform and suite of applications that provides large supermarket and convenience store chains with a comprehensive, modular solution addressing their retail headquarters needs, including inventory and product management, personalized and targeted promotions and enterprise-wide reporting and analysis. Combining both head-office and back-office applications, ReMA’s comprehensive suite of software solutions is integrated with our in-store solutions, allowing the synchronized flow of information between the two. In addition, ReMA enables retailers to manage all their enterprise level needs through the use of retail operations management and customer management tools. Based on a “thin-client” technology, our ReMA solution is remotely hosted at a retailer’s data center and is accessible at all of a retailer’s locations through a standard browser. Introduced in 2003, ReMA has already been installed with two U.S. retail chains and one Israeli chain.

        ReMA is an integrated set of applications addressing a retailer’s supply chain operations, including:

—	product, price and promotion management;

—	store and enterprise level inventory management, including ordering, receiving and item returns; and

—	forecasting for product ordering.

        ReMA’s key modules include:

—	ReMA Inventory – provides retailers with multiple inventory management solutions, including computer assisted ordering and item return;

—	ReMA Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria and also enables collaboration with suppliers’ product and pricing data;

—	ReMA PriceLogic – provides retailers with rules-based pricing tools that increase the efficiency of product and price management by allocating items to product and pricing categories;

—	ReMA Sales Analysis – provides retailers with a data warehouse solution that facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

—	ReMA Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

—	ReMA Promotions – provides retailers with the ability to deliver a wide assortment of promotions that can be configured according to various criteria, such as types of purchase thresholds, duration, reward types and type of POS system. In addition, ReMA Promotions provides a synchronized, two-way flow of data between the enterprise and the POS that enables promotions to be transmitted and implemented at the store level and their results to be analyzed at the headquarters level.

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

        Retalix Host can be supplemented with Retalix CommPoint, a Retalix data communications product that manages bi-directional communication between stores and Retalix Host. Retalix CommPoint can also be used to distribute updates of new software versions and provide remote diagnostics and maintenance. Retalix Host can also be connected to the stores with any standard communications package.

Retalix Loyalty

        Retalix Loyalty is a set of customer management tools that enables businesses, at the enterprise level, and the store/POS level to implement a wide variety of broad-based, personalized promotions and loyalty card-based marketing programs. Retalix Loyalty allows retailers, through the use of personalized promotions and advanced marketing techniques, to increase customer retention and spending by influencing customer shopping patterns. The solution also allows retailers to continually measure the effectiveness of promotion campaigns and to draw upon their results when setting up future campaigns.

Warehouse Management Solutions

        With our acquisition in January 2004 of OMI, a provider of supply chain execution and warehouse management systems for the retail food industry, we are now able to offer a comprehensive set of warehouse management solutions designed for complex, multi-facility warehouses and distribution centers. We are progressing as planned in developing the next generation of these products with new technology and integrating them with the Retalix product suite. Our suite of supply chain management applications includes:

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

Supplier Solutions

        Through the collection of sales and inventory data obtained in providing Connected Services to Tier 3 and Tier 4 food retailers, we provide suppliers with aggregated Tier 3 and Tier 4 retailer data, including visibility into retail inventory movement, as well as aggregated market share information. We first established a community, or e-marketplace, for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel joint venture has reached a critical mass. As part of this e-marketplace, retailers and suppliers are able to collaborate and exchange data through our centralized servers, enabling the exchange of product information, pricing, ordering, inventory and other market information. We also offer this option as “private collaboration exchanges” where large chains can set up a collaborative workflow exchange with the chain’s suppliers. We intend to provide similar e-marketplace and collaboration services through our StoreNext USA venture as the number of subscribers to our Connected Services in the United States grows. In addition, we also offer EDI messaging services that enable the exchange of data between retailers and suppliers electronically using standard data format and protocols.

Services and Projects

        Our professional services personnel provide customers with expertise and assistance in planning, designing and implementing our integrated information software solutions. Professional services personnel assist retailers with initial system planning, business process definition, gap analysis, configuration, implementation, historical data conversion, training, education and project management. Our personnel build interfaces for our in-store, enterprise and warehouse management systems. Actual implementation of our solutions is generally provided to the customer by a third-party local or global systems integrator, such as Bison Systems, Accenture or IBM Global Services.

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

Customers

        Our software has been deployed in over 400 retail chains worldwide, including supermarket and grocery stores, convenience stores, fuel retailers and quick service restaurants. The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2003 and 2004 combined.

Grocery	Convenience Stores and Fuel Retailers
Albertsons (US)
Costco (US)
Hannaford Bros. (US)
K-VA-T (US)
Publix (US)
Schnucks (US)
Dierbergs (US)
Big Y (US)
Delhaize Group (Belgium)
Sainsbury's (UK)
Tesco Stores (UK)
A.S. Watson (Europe)
Metro Cash & Carry (South Africa & Australia)
Shoprite Checkers (South Africa)	Alon Oil (US) Casey's (US) Irving Oil (US) Husky Oil (Canada) Pilot Corporation (US) Tesoro (US) Welcome Break (UK) Pressbyran (Sweden)

Joint Ventures

StoreNext USA

        Established in 2002 as a joint venture with Fujitsu Transaction Solutions, StoreNext Retail Technologies LLC, which we refer to as StoreNext USA, provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). As part of this joint venture, Retalix and Fujitsu jointly own and manage the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. Retalix supplies the joint venture with POS, back office and mobile solutions software and Fujitsu supplies the joint venture with POS hardware. Retalix receives revenues from the sale of its software solutions to the joint venture and shares proportionally in the joint venture’s profits. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2004, we estimate that StoreNext USA had approximately 11,000 sites installed, with about 1,000 retailers that have signed up to Connected Services. Retalix owns 50.01% of StoreNext USA. Distributions by StoreNext USA to its shareholders require the consent of all shareholders in certain circumstances.

StoreNext Israel

        Established in 1999, StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. In addition, StoreNext Israel has established an e-marketplace across the Israeli retail supply chain by building a subscriber base comprised of both retailers and suppliers. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include approximately 700 retailers and 500 suppliers. StoreNext Israel is currently running an online collaboration project with Supersol, the largest supermarket chain in Israel, and several of its key suppliers, including Osem-Nestle, Strauss-Elite, Unilever Israel, Central Bottling Company Ltd. (Coca Cola Israel) and Hogla-Kimberley.

        StoreNext Israel is a joint venture of Retalix with three Israeli partners: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, Israel’s largest bank; and Coca Cola Israel.

Sales and Marketing

        We distribute our products through direct sales, distributors and local business systems dealers. We market our products to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers through a direct sales force in the United States, Europe, Australia and Israel, augmented by a combination of channel partners and resellers. Sales to Tier 1 and Tier 2 supermarket chains and major fuel retailers have historically represented the substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers indirectly through our channel partners and through our StoreNext joint ventures in the United States and Israel. For larger supermarket and convenience store chains and fuel retailers, we also provide professional services including project management, implementation, application training and technical and documentation services. We also provide development services to customize our applications to meet specific requirements of our customers, as well as ongoing support and maintenance services.

        In addition, we participate in marketing programs with several companies, including IBM and NCR. Our marketing efforts are focused on increasing our brand recognition, as well as increasing awareness of the competitive advantages of our software solutions. We participate in major trade show events and conferences and advertise in trade publications.

Direct Sales

        Our direct sales force, consisting of experienced account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, United Kingdom, South Africa, Italy, France, Australia and Israel. Our sales force sells our products directly to supermarkets, convenience stores and fuel retailers within these countries and also relies on trade shows, promotions and referrals to obtain new customers.

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

Dealer Sales

        We have direct distribution agreements for the sale of some of our products with partners in Australia, Finland, New Zealand, Norway, the Philippines, South Africa, Switzerland, Japan and the United States. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

        We believe that qualified partners can be an effective sales channel for our products in their respective markets and can help us to overcome language and cultural barriers in countries where English is not the native language. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Technology

        Our software solutions are based upon a flexible, open architecture, which enables our customers to easily integrate our software solutions with their existing IT systems. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or customizing our product offerings to conform to their specific business processes. Our solutions are hardware neutral, which means that they are capable of working with systems from most major hardware vendors, including IBM, NCR, Fujitsu, Epson, Dell and Wincor-Nixdorf. In addition to supporting the Microsoft operating system, our StoreLine solution is also capable of supporting the Linux operating system.

        Our StoreLine and StorePoint POS software solutions are implemented using a common three-tier architecture consisting of user interface, business logic and data and services layers. The user interface layer consists of a collection of software modules that are the basis for our graphical user interface and user input interface. The business logic layer consists of a collection of business rules and procedures that can be customized through the use of parameters. The data and services layer provides a set of modules that is designed to interface with open database management systems and unique point-of-sale hardware devices such as scanners, scales, fuel pumps and displays, as well as handle the redundancy and resiliency abilities of the system.

        This three-tier architecture allows our products to be easily customized, either at the graphical user interface or the functional levels, easily translated and configured, scalable, and it provides resiliency and data redundancy. Additional users can be added to our applications, with minimal loss of performance and without significantly increasing incremental costs. This is achieved by employing a scalable, client-server architecture based on the Windows operating system and SQL and Interbase data servers. Our software architecture is designed to be resilient and provide data redundancy. Essential data are protected through duplication at the server level. Furthermore, our system design allows each POS terminal to continue to operate in situations where communications with the in-store server or central system have been lost and, through a “store and forward” mechanism, allows for data synchronization once communications are restored.

        ReMA is based on a web-based architecture, using the Microsoft .Net platform. At the foundation of the ReMA architecture is a software platform that consists of all basic services, such as security/accessibility management, access to data warehouse and analysis services, and reporting and catalog services, used by each of ReMA’s application modules. ReMA’s “thin-client” architecture allows users to operate ReMA applications from any Internet Explorer browser.

        Retalix’s new SCM applications (enterprise buying, ordering, billing, invoice matching and warehouse management systems) use the industry standard J2EE and are database independent. They also offer a rich set of base services, and are built for customization to suit the specific needs of different customers. They use the IBM Websphere application server and the DB2 database server. Future releases are planned to support WebLogic, MS-SQL Server and Oracle.

        Retalix Yard management system is a web-based .NET application that enables organizations to manage multiple warehouse yards from a central location.

Competition

        Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, Fujitsu, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers. On the enterprise level, our principal competitors in the supermarket and grocery market are TCI and SoftTechniques, as well as in-house developed solutions. We also experience competition from independent software vendors such as JDA and Retek. In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems Inc., Pinnacle Systems, Gilbarco VeriFone Inc. and Wincor-Nixdorf. In the supply chain execution and warehouse management markets, our competition includes Manhattan Associates, Red Prairie and EXE Technologies (part of SSA Global Technologies). Some competitors, such as NCR, Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

        The market for retail food and fuel information systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

—	breadth of product offerings;

—	integrativity of solutions and solution components;

—	suitability for multi-national, mutli-concept retailers

—	quality track record;

—	established reputation with key customers;

—	products that balance feature/performance requirements with cost effectiveness;

—	scope and responsiveness of professional services and technical support;

—	retail and business know-how and expertise;

—	compatibility with emerging industry standards;

—	ease of upgrading and ease of use; and

—	timeliness of new product introductions.

        For description of our revenues by geographic segments, see Note 15 to our consolidated financial statements contained elsewhere in this annual report.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Portion of ownership interest and voting power held (%)
Retalix Holdings Inc.	United States	100
Retalix USA Inc.(1)	United States	100
Retail Control Systems Inc. (1)	United States	100
BASS Inc. (2)	United States	100
StoreNext Retail Technology LLC (1)	United States	50.01
OMI International, Inc. (1)	United States	100
C-StoreMatrix.com Inc. (3)	United States	25
PalmPoint Ltd.	Israel	100
Tamar Industries M. R. Electronic (1985) Ltd. (4)	Israel	100
StoreAlliance.com, Ltd. (5)	Israel	51.5
StoreNext Ltd. (6)	Israel	51.5
TradaNet Electronic Commerce Services Ltd. (6)	Israel	51.5
IREX - Israel Retail Exchange Ltd. (6)	Israel	51.5
Cell-Time Ltd. (7)	Israel	17.1
DemandX Ltd. (6)	Israel	51.5
Retail College StoreNext Ltd. (8)	Israel	34.3
P.O.S. (Restaurant Solutions) Ltd.	Israel	69
Net Point Ltd.	Israel	95
Kohav Orion Advertising and Information Ltd.	Israel	100
Orlan Orion Systems Ltd.	Israel	100
Retalix (UK) Limited	United Kingdom	100
UNIT S.p.A	Italy	100
Retalix France SARL	France	100
Retalix SA PTY Ltd.	South Africa	100
Retalix Australia PTY Ltd.	Australia	100

(1) Held through our wholly-owned subsidiary, Retalix Holdings Inc.
(2) Held through our wholly-owned subsidiary, Retalix USA Inc.
(3) Ceased operations.
(4) Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd.
(5) Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.
(6) Wholly owned by our subsidiary, StoreAlliance.com Ltd.
(7) 33% owned by our subsidiary, StoreAlliance.com Ltd.
(8) 67% owned by our subsidiary, StoreAlliance.com Ltd.

D. Property, Plants and Equipment

        In June 1998, we purchased the rights of third parties in a long-term lease from the Israel Lands Authority, a government agency, relating to land and approximately 2,300 square meters of office space in a building in Ra’anana, Israel, which houses our Israeli headquarters. Towards the end of 1999, we acquired an additional space of approximately 1,200 square meters in the same building. During recent years, we have also leased additional spaces totaling approximately 1,700 square meters in the same building to accommodate new activities and the main operations of newly acquired subsidiaries.

        In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 44,400 square feet of office space in Plano, Texas which serves as our U.S. headquarters. We also lease offices in Texas, Pennsylvania, Ohio and Idaho, as well as in London, Ivrea and Rome in Italy, in Sydney, Australia and in Petah-Tikva, Israel.

        We believe our facilities are adequate for our current and planned operations.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

        Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, introducing new products, expanding the features and functionality of our existing products and acquiring complementary businesses, including most recently OMI in January 2004.

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

        During 2004, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we expanded our focus on Tier 3 and Tier 4 food retailers, through our StoreNext USA joint venture with Fujitsu Transaction Solutions, through which our products are sold to such market sector. We also continued to market our Connected Services for these market sectors.

        Highlights since the beginning of 2004 include:

—	We acquired OMI, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.5 million, including related transaction expenses. This acquisition was concluded on January 2, 2004. As part of the acquisition, we retained 67 of OMI’s employees. The purpose of the acquisition of OMI was to enable us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. As expected, we incurred significant expenses in developing a next-generation, web-based version of OMI’s applications and in integrating these applications with ReMA, our web-based enterprise application suite.

—	We announced numerous new customer agreements, including French-based Mousquetaires-Intermarche, Tesco (BackOffice systems for sites across the United Kingdom, Europe and Asia), Alon USA, Drug-Eleven in Japan and Lotus Supermarkets in China. These new customers in Europe and Asia represent the realization of our strategy to expand our business to new retail markets around the globe.

—	We continued to expand our sales in the United States, where revenues grew by 27% in 2004 as compared to 2003. International sales (all other countries, excluding Israel) were $33.1 million in 2004, a growth of 85% in comparison to 2003, as we added new customers and continued to penetrate new international markets.

—	We increased our investment in research and development, net by 86% to $34.1 million in 2004, reflecting significant investments in integrating our recently acquired warehouse management systems into the ReMA suite of applications, as well as in developing next-generation applications and web-based architectures targeted to the needs of both large supermarket and convenience store chains and independent retailers. This increase is also a result of our efforts in developing new versions of our products and solutions based on new platforms such as the Microsoft .Net platform and the J2EE platform. We intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation.

—	We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $59 million.

—	We acquired UNIT, a supplier of specialized software and hardware solutions for the food and petrol retail industries in Italy and Europe. As part of the acquisition, we retained UNIT’s 59 employees.

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

        Our relationships with our Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers are long term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources. No single customer accounted for 5% or more of our revenues in 2004.

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

        In addition to the foregoing revenue recognition criteria, in situations where we have a continuing obligation to the customer to provide additional products or services, we recognize revenues relating to the products or services that have already been delivered only if:

—	any undelivered products or services are not essential to the functionality of the delivered products or services;

—	payment for the delivered products or services is not contingent upon delivery of the remaining products or services;

—	we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services; and

—	there is evidence of the fair value of each of the undelivered products or services.

        Deferred revenue primarily relates to software maintenance agreements billed to customers for whom the services have not yet been provided and advances from customers for services that have not been provided.

        Because our revenue recognition differs based on contract terms and customer requirements, our revenues from services and projects may vary from period to period depending upon the mix of these arrangements that we enter into in such periods. Please refer to “ – Application of Critical Accounting Policies and Use of Estimates – Revenue recognition,” for further information regarding revenue recognition.

Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition, we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants, up to a total of 100% or 150% of the grants received. These royalties are presented as part of our cost of revenues.

        Cost of Product Sales – Cost of product sales consists of costs related to product installation and the cost of hardware. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues. Beginning in July 2002, we began consolidating the results of StoreNext USA into our financial statements. As hardware sales constitute a significant portion of StoreNext USA revenues, our cost of product sales has increased, reflecting the higher costs of hardware.

        Cost of Services and Projects – Cost of services and projects consists of costs directly attributable to service and project sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services and projects is substantially higher, as a percentage of related revenues, than the cost of products, our overall gross margins may vary from period to period as a function of the mix of services and projects versus product revenues in such periods. As compared to our historical results, OMI has a higher percentage of revenues from services and projects than product sales, as well as lower gross margins for its service related revenues. As a result, we expect our cost of services and projects to rise as a percentage of revenues in the coming periods as a result of the inclusion of the results of OMI in our financial results.

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

        An additional factor which affected our general and administrative expenses in recent years, and in 2002 in particular, was the worldwide economic recession, which contributed to an increase in our bad debt write-offs and allowance for doubtful accounts and to the expenses associated with such debts. Our allowance for doubtful accounts increased from 2.6% of the gross amount of trade receivables in 2001 to 6.7% in 2002. These increases were primarily attributable to the global recession, especially the recession in Israel, where we had to increase the allowance for doubtful accounts for a number of smaller Israeli customers. In determining the allowance for doubtful accounts, we considered, among other things, our past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers. In addition, in 2002, one of our customers declared bankruptcy and we wrote off $650,000 in accounts receivable attributable to that customer. In light of this write-off and the continuing economic recession, we re-examined our trade receivables balances and increased our allowance for doubtful accounts. In 2003, our allowance for doubtful accounts increased by $1.4 million to 11.7% of the gross amount of trade receivables, due in part to a decrease in our bad debt write-offs from $940,000 in 2002 to $411,000 in 2003. In 2004, our allowance for doubtful accounts increased slightly, primarily due to bad debt write-offs of $0.9 million. As percentage of gross receivables our 2004 allowance for doubtful accounts amounted to 10.7% primarily due to the growth of customer balances in parallel to the growth of revenues and as a result of the bad debt write-offs in 2004.

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

Gain Arising from Issuance of Shares by a Subsidiary and an Associated Company

        In March 2003 we, through our subsidiary StoreNext Israel, together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. established Cell-Time Ltd.. or Cell-Time. Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time.

        According to the agreement between the parties, Dai has committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies.

        During 2004, an amount of $600,000 was invested by Dai in Cell-Time. As a result we recorded a gain of $200,000 representing StoreNext Israel’s portion in Cell-Time.

        In the fourth quarter of 2003, Isracard, a subsidiary of Bank Hapoalim, invested $2.5 million in StoreNext Israel. Gain arising from issuance of shares by a subsidiary in 2003 represents the capital gain realized as a result of that investment. After giving effect to the investment, we owned indirectly approximately 51.5% of the issued share capital of StoreNext Israel.

Financial Income (Expenses), Net

        Financial income (expenses), net, consists primarily of interest earned on bank deposits and securities, interest paid on loans, credit from banks, expenses resulting from sale of receivables and losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Share in Losses of an Associated Company

        Share in losses of an associated company represents our share in the losses of Cell-Time. Store Next Israel, our subsidiary, holds 33.3% of Cell-Time’s shares.

Minority Interests in Losses of Subsidiaries

        Minority interests in losses of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses of our subsidiaries, principally StoreNext USA and StoreNext Israel.

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2002	2003	2004

Revenues:
Product sales	61.8%	63.5%	63.4%
Services and projects	38.2	36.5	36.6

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	15.7%	18.0%	18.7%
Cost of services and projects	13.2	13.5	15.2

Total cost of revenues	28.9%	31.5%	33.9%

Gross profit	71.1%	68.5%	66.1%

Operating expenses:
Research and development expenses, net	(22.3)%	(19.9)%	(27.4)%
Selling and marketing expenses	(23.7)	(23.4)	(19.9)
General and administrative expenses	(16.3)	(14.5)	(12.8)
Other general income (expenses) - net	1.4	(0.1)

Total operating expenses	60.9%	57.9%	60.1%

Income from operations	10.2	10.6	6.0
Financial income (expenses), net	(0.7)	(0.1)
Gain arising from issuance of shares by a subsidiary and
an associated company		1.1	0.2

Income before taxes on income	9.5%	11.6%	6.2%
Taxes on income	(2.7)	(2.9)	(1.5)
Share in losses of an associated company		(0.1)	(0.1)
Minority interests in losses of subsidiaries	0.7	0.3	0.2

Net income	7.5%	8.9%	4.8%

Comparison of 2002, 2003 and 2004

Revenues

	Year ended December 31,			% Change	% Change
	2002	2003	2004	2003 vs. 2002	2004 vs. 2003
	(U.S. $ in millions)

Product sales	$47.3	$58.5	$78.9	24%	35%
Services and projects	29.2	33.6	45.5	15%	35%

Total revenues	$76.5	$92.1	$124.4	20%	35%

        During 2004, our revenues increase resulted from an increase in sales to U.S. and international customers in Europe and Asia, both in the grocery and convenience store sectors. The increase in revenue from sales to U.S. customers constituted 54% of the total increase in sales during 2004 in comparison to 2003. The increase in revenue from sales to international customers constituted 46% of the total increase in sales during 2004 in comparison to 2003. Revenues from sales in the Israeli market were consistent with those achieved during 2003. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers.

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

Cost of Revenues

	Year ended December 31,			% Change	% Change
	2002	2003	2004	2003 vs. 2002	2004 vs. 2003
	(U.S. $ in millions)

Cost of product sales	$12.0	$16.6	$23.2	38%	40%
Cost of services and projects	10.1	12.4	18.9	23%	52%

Total cost of revenues	$22.1	$29.0	$42.1	31%	45%

        The increase in cost of product sales as a percentage of product sales in 2004, 2003 and 2002, resulted primarily from an increase in hardware associated sales attributable to our StoreNext USA initiative. In July of 2002, we began to consolidate the results of StoreNext USA into our financial statements. Although historically we generated revenues primarily from the sale of software and related services, StoreNext USA also generates revenues from the sale of third party POS hardware, which generally has a higher associated cost of revenues and lower gross margins. As a result, our gross margins in 2004 and 2003, each including four quarters of results of StoreNext USA, were lower than our gross margins in 2002, which included only two quarters of results of StoreNext USA. We expect our gross margins for future periods to be lower than our historical gross margins as a result of both the consolidation of the StoreNext USA results and our acquisition of OMI , which generates a larger portion of revenues from services, with a lower associated gross margin.

Operating Expenses

	Year ended December 31,				% Change	% Change
	2002		2003	2004	2003 vs. 2002	2004 vs. 2003
	(U.S. $ in millions)

Research and development, net	$17.0		$18.3	$34.1	8%	86%
Selling and marketing	18.1		21.6	24.8	19%	15%
General and administrative	12.5		13.4	15.9	7%	19%
Total operating expenses	$46.6	*	$53.3	$74.8	14%	40%

*	Including $1.0 million in other general income

        Research and Development Expenses, Net.  During 2004, we increased our research and development expenses by 86% in comparison to 2003. As a percentage of revenues, these expenses rose to 27% in 2004 compared to 20% and 22% in 2003 and 2002, respectively. This significant growth reflects our considerable investments in integrating our recently acquired warehouse management systems into the ReMA suite of applications, and in developing next-generation applications and web-based architectures targeted to the needs of large supermarket and convenience store chains as well as independent retailers. This increase is also a result of our efforts in developing new versions of our products and solutions based on new platforms such as the Microsoft .Net platform and the J2EE platform. In 2003 and 2002 the growth of these expenses was primarily attributable to the development of our new ReMA applications. Although we believe that in 2004 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves.

        Selling and Marketing Expenses.  During 2004, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area and in establishing a presence in new markets in Europe and Asia. During 2002 and 2003, we focused primarily on the strengthening of our sales and marketing force in the United States by recruiting highly experienced industry personnel, in order to better target the U.S. grocery sector. We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we expand our operations.

        General and Administrative Expenses.  In 2004, our general and administrative expenses continued to decrease as a percentage of sales, continuing the trend from 2003 and 2002, largely because we were able to rely on our existing infrastructure to support our growth in revenues.

Financial Expenses, Net

        Financial income (expenses), net, totaled income of $ 85,000 for 2004, compared to expenses of $95,000 for 2003 and $ 499,000 for 2002. The net income in 2004 resulted primarily from interest earned on deposits and securities, net of financial expenses incurred on bank loans, expenses resulting from sale of receivables and other bank charges. The net expense in 2003 and 2002 resulted primarily from financial expenses incurred on bank loans used to finance acquisitions of fixed assets, and in 2002 in particular, from the devaluation of net financial non-dollar assets as a result of the strengthening of the U.S. dollar compared to the NIS and the British Pound Sterling.

Corporate Tax Rate

        The general corporate tax rate in Israel is 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. Our effective tax rate, however, was 23.9% in 2004, 24.6% in 2003, and 28.9% in 2002. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, with respect to our investment programs that were granted the status of approved enterprise under this law. Under our approved enterprise investment programs, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investment programs. We expect to continue to derive a portion of our income from our approved enterprise investment programs. We are also entitled to certain tax exemptions in connection with our approved enterprise investment programs. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

B. Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $91.4 million, $46.1 million and $28.4 million, as of December 31, 2004, 2003 and 2002, respectively. Our total cash and cash equivalents, short-term bank deposits and short- and long-term marketable securities amounted to approximately $111.9 million as of December 31, 2004, compared to $54.6 million as of December 31, 2003 and $34.0 million as of December 31, 2002. This increase of financial resources is primarily attributable to approximately $58.9 million of proceeds we received from a public offering of 3,450,000 of our ordinary shares, which we completed in May 2004. In January 2004, we acquired OMI for approximately $19.1 million, including related transaction expenses, of which approximately $13.7 million was paid in cash and the balance was paid in the form of our ordinary shares. In addition, during 2004 we acquired UNIT S.p.A. in Italy, DemandX Ltd., the distributor of OMI’s products in Israel, and the operations of OMI’s European distributor. Total cash spent on these additional acquisitions amounted to approximately $2.6 million.

        Net Cash Provided by Operating Activities.  Net cash provided by operating activities was approximately $6.2 million in 2004, primarily the result of net income of $6.0. Net cash provided by operating activities was approximately $11.7 million in 2003, primarily the result of net income of $8.3 million and an increase of $5.0 million in accounts payable and accruals, offset by a $2.9 million increase in accounts receivable due to growing sales and a $2.4 million decrease in deferred income taxes. Net cash provided by operating activities in 2002, was approximately $10.1 million, primarily the result of net income of $5.7 million and an increase of $4.5 million in accounts payable and accruals.

        Net Cash Provided by/Used in Investing Activities.  Net cash used in investing activities in 2004 was approximately $28.5 million, primarily attributable to cash spent on acquisitions of subsidiaries which amounted to approximately $16.3 million as well as investments in marketable debt securities held to maturity, net of maturity of such securities which amounted to approximately $10.0 million. Net cash used in investing activities in 2003 was approximately $3.2 million, primarily attributable to investments in marketable securities and acquisitions of fixed assets. Net cash provided by investing activities in 2002 was approximately $11.1, primarily attributable to the maturity of short-term bank deposits and proceeds from the sale of a portion of the dealership activity of one of our subsidiaries in the United States, net of investments in marketable securities and acquisitions of fixed assets.

        Our capital expenditures (consisting of the purchase of fixed assets) were $1.8 million, $1.0 million and $1.7 in 2004, 2003 and 2002, respectively.

        Net Cash Provided by/Used in Financing Activities.  Net cash provided by financing activities in 2004 amounted approximately $67.4 million, primarily attributable to our public equity offering completed in May 2004, which yielded approximately $58.9 million in proceeds. An additional factor was the issuance of ordinary shares upon the exercise of options by employees, the proceeds from which amounted to $10.1 million. Net cash provided by financing activities in 2003 was approximately $9.2 million, primarily attributable to the issuance of ordinary shares upon the exercise of options by employees, long-term bank loans and short-term bank credit received and proceeds from the investment of Isracard in StoreNext Israel, net of the repayment of long-term bank loans. Net cash used in financing activities in 2002 was approximately $1.9 million, primarily attributable to the repayment of long-term bank loans net of proceeds from the issuance of ordinary shares upon the exercise of options by employees.

Public Offering in May 2004

        We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $58.9 million. To date, these proceeds have been invested in short-term bank deposits and investment-grade, interest-bearing securities.

Bank Debt

        As of December 31, 2004, we had the following outstanding bank debt obligations, most of the proceeds of which were incurred to finance acquisitions:

Lender	Currency	Date of Loan	Original Loan Amount	Outstanding Principal Amount	Maturity Date	Interest Rate
	(U.S. $ in millions)

Bank Leumi*	USD	August 2000	10.0	1.5	August 2005	LIBOR + 0.500%
United Mizrahi Bank	USD	September 2000	5.0	0.8	September 2005	LIBOR + 0.500%
Bank Hapoalim	NIS	December 2003	2.3	2.3	December 2005	Prime Rate - 0.6%
Bank Sanpaolo	Euro	**	1.9	1.5	July 2011	2.0%

Total			$19.2	$6.1

*	This loan was assigned to Retalix USA on December 29, 2003. To secure the loan, we pledged securities that we hold in one of our bank accounts with Bank Leumi.

**	The loan was granted in three installments: On February 2002, $755,000, on February 2003, $677,000, and on December 2003, $447,000.

        Subsidiaries’ Short-Term Bank Credit.  As of December 31, 2004, one of our subsidiaries in the United States had unsecured lines of credit totaling $3.0 million from which, at that date, it had drawn down $2.0 million. The funds borrowed under this line of credit bear interest at the prime rate (5.25% as of December 31, 2004).

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

        During 2003, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.9 million. We renewed this contract three times during 2003 and four times during 2004. This contract was still outstanding as of December 31, 2004. During 2004, we entered into two foreign currency forward contracts for conversion of Euros into a notional amount of U.S. dollars of approximately $500,000 each. One of these two contracts was renewed and was still outstanding as of December 31, 2004. In addition, during 2004, we entered into a foreign currency forward contract for conversion of New Israeli Shekels into a notional amount of U.S. dollars of approximately $2.5 million, which was still outstanding as of December 31, 2004. The fair value of these outstanding contracts as of December 31, 2004 reflects a liability in the amount of $130,000, which was charged to financial expenses.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS againt the U.S. dollar %

2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8

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

Our Functional Currency

        Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary environment in which we operate is the U.S. dollar. We generally generate revenues in dollars or in NIS linked to the dollar. Our financing is also comprised primarily of dollar denominated loans. As a result, the dollar is our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (1) for transactions – exchange rates at transaction dates or average rates of the period reported and (2) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

        The functional currency of UNIT and Cell-Time is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of UNIT are included in our consolidated financial statements translated into dollars in accordance with FAS 52 ” Foreign Currency Translation” of the FASB, or FAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders equity under “accumulated other comprehensive income (loss)".

        The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with FAS 52; the resulting translation adjustments are presented under shareholders’ equity, in the item “Accumulated other comprehensive income.”

C. Research and Development, Patents and Licenses, Etc.

Research and Development

        We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. In particular, we intend to continue to invest significant resources in developing new ReMA applications for use in our enterprise solution as well as our growing ASP and e-marketplace initiatives, in upgrading our existing applications to be web-browser enabled based on a thin client architecture, similar to our StoreLine.Net solution, and in developing a next generation, web-based version of OMI’s warehouse management applications and integrating these applications with ReMA. As of December 31, 2004, our research and development staff consisted of 424 employees, of whom 246 were located in Israel and the remaining 178 primarily in the United States.

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

Grants from the Office of the Chief Scientist

        From time to time we receive grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. The amount of grants of the Office of the Chief Scientist recognized in our statement of operations for the year ended December 31, 2004 was approximately $298,000. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

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

        The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

        The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

        The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist require prior approval (and not only notification) in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

        Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the Research and Development Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the Research and Development Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for substitute manufacturing of other products being performed in Israel, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to a formula calculated in proportion to the Chief Scientist’s “investment” in the grantee minus depreciation), or in exchange for know-how and cooperation in research and development with non-Israeli companies, without any additional payment to the Chief Scientist. Currently, the proposed amendment is awaiting discussion in the Finance Committee of the Israeli parliament and there can be no certainty as to if and when such proposed legislation will actually be finalized into law and what provisions will be contained in any law that is adopted.

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

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

        The following table presents further information relating to our liquidity as of December 31, 2004:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	4-5 years and thereafter	More then 5 years

Long-term debt obligations (including current maturities)	$6.3	$4.8	$0.7	$0.5	0.3
Capital lease obligations with regard to offices and
facilities	7.7	2.1	4.3	1.3
Liabilities with regard to unfavorable executory contracts
(including current maturities)	1.3	1.0	0.3

*	See also the notes to our consolidated financial statements included elsewhere in this annual report, and in particular, Notes 6, 7 and 9 thereto.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of December 31, 2004.

Name	Age	Position

Barry Shaked	48	President, Chief Executive Officer and Chairman of the Board
Danny Moshaioff	58	Executive Vice President, Chief Financial Officer
Avinoam Bloch	47	Executive Vice President, Chief Operations Officer-International Business
Yoni Stutzen	53	Executive Vice President, International Sales
Saul Simon	52	Vice President, Business Development and CRM Products
Elhanan (Elli) Streit	65	External Director
Ilan Horesh	53	External Director
Sigal Hoffman	48	Director
Brian Cooper	48	Director
Ian O'Reilly	56	Director
Amnon Lipkin-Shahak	61	Director

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

        Avinoam Bloch has served as our Executive Vice President, Chief Operations Officer – International Business since January 2005. From January 2002 until January 2005, Mr. Bloch served as Executive Vice President, Products. From January 2000 until January 2002, Mr. Bloch served as Executive Vice President, Operations. From February 1993 to January 2000, Mr. Bloch served as Vice President, Engineering responsible for Israeli markets and new technology software development. From December 1988 to January 1993, Mr. Bloch served as a Product Manager for Wincor-Nixdorf and Wincor-Nixdorf Italy. He served as a Programmer and Product Manager from January 1986 to December 1998. Mr. Bloch served as an officer in the Israeli Defense Forces from 1975 to 1979. Mr. Bloch received a B.Sc. in Computer Science and Mathematics from the Hebrew University in 1993.

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

        Elhanan (Elli) Streit has served as an external director since March 2000. Since January 1999, Mr. Streit has been a managing director of PFM International Access Limited. Mr. Streit served as the Director of the Friends Association at the Israel Museum from July 1996 through July 1998 and as a managing director at Dizengoff West Africa from August 1991 through January 1996. Mr. Streit served as an independent director in Advantech Ltd. from April 2000 to December 2002 and as a director of Primode Ltd. from September 2000 to December 2004. He received a B.A. in Economics and Political Science from the Hebrew University in 1963 and an M.B.A. from the Wharton School at the University of Pennsylvania in 1965.

        Ilan Horesh has served as an external director since March 2000. Since November 1998, Mr. Horesh has been a director of system projects at Pelephone Communications Ltd. From December 1997 to November 1998, Mr. Horesh was Chief Executive Officer at Shefa – The Customers Club of Maccabi Health Services and, from January 1994 to December 1997, Mr. Horesh was a planning and development executive at PAZ Oil Corporation. He received a B.A. in History from Tel Aviv University in 1984, an M.A. in Political Science from Haifa University in 1990 and an M.A. in Business Management from Tel Aviv Management College in 1996.

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

B. Compensation

        The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2004, was approximately $1.5 million. This amount includes pension, retirement and similar benefits in the aggregate amount of $99,000. This does not include amounts expensed by us for business travel, professional and business associated dues and business expense reimbursements.

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

        As compensation for his services to us, Mr. Shaked is entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. One-third of these options will become exercisable on each of the first three anniversaries of the date of grant. According to this arrangement, in January of 2004 and January 2005, Mr. Shaked was granted options to purchase a total of up to 129,767 and 176,556 of our ordinary shares, respectively, at exercise prices of $23.19 and $21.86 per share, respectively. One-third of the options granted in 2004 became exercisable on January 1, 2005, and the remaining two-thirds will be exercisable in two equal portions from January 1st of each of the years 2006 and 2007. Similarly, one-third of the options granted in 2005 will be exercisable from January 1st of each of the years of 2006, 2007 and 2008. The expiration dates of these options are December 31, 2007 and 2008, respectively.

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

        Our employment agreements with most of our employees located in Israel, including executive officers and those that are also members of our board of directors, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; disability insurance – up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund – 7.5% of gross salary. The total amount we expensed in 2004 under these arrangements for all executive officers as a group was approximately $95,000.

        During 2004, all our directors and executive officers as a group, were granted options to purchase an aggregate of 246,434 shares under our stock option plans. The exercise prices of these options range from $16.52 to $23.19, and their expiration dates range from December 31, 2007 to June 30, 2008. Of these options, 50,000 became exercisable prior to December 31, 2004, 43,256 became exercisable on January 1, 2005, 22,223 will become exercisable on December 31, 2005, 43,256 will become exercisable on January 1, 2006, 22,222 will become exercisable on December 31, 2006, 43,255 will become exercisable on January 1, 2007 and 22,222 will become exercisable on December 31, 2007.

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

        According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares of non-controlling shareholders voted on the matter. Barry Shaked, one of our founders, has served as our president, chief executive officer and chairman of the board since our inception in 1982. His most recently approved three-year period expires in 2007.

        The Companies Law and Nasdaq listing requirements require us to appoint an audit committee of the board and permit the creation of other committees. Currently, the audit committee and an investment committee are our only board committees.

        A majority of the members of our board of directors and all of the members of our audit committee are “independent directors,” as defined under the rules of Nasdaq.

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

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two individuals as external directors. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, or the person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

—	the company;

—	any person or entity controlling the company at the time of appointment; or

—	any entity controlled by the company or by its controlling entity on the date of the appointment or during the two years preceding such date.

        The term affiliation means any of:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

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

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted on the matter, including at least one-third of the shares of non-controlling shareholders voted on the matter, vote in favor of election; or

—	the total number of shares of non-controlling shareholders that voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

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

        An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service in their capacity as directors, except for Mr. Shaked who would be entitled to certain benefits upon termination of his agreement with us as described above in “Item 6B – Compensation.”

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

        Under Nasdaq rules, our audit committee, operatory under a written charter, assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Under Israeli law, our shareholders have the authority to appoint and remove our independent auditors.

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

D. Employees

        Set forth are tables presenting breakdowns of the total amount our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2002	2003	2004

Research and Development	285	290	424
Operations	211	215	306
Marketing	99	101	119
Finance and Administration	62	62	71

Total	657	668	920

	As of December 31,
Geographical Location	2002	2003	2004

United States	304	308	383
Israel	346	353	443
Europe	5	5	89
Rest of The World	2	2	5

Total	657	668	920

        None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced any interruptions due to labor disputes.

E. Share Ownership

        Mr. Barry Shaked, our President, Chief Executive Officer and Chairman of our board of directors, holds, as of February 28, 2005, 1,021,248 of our ordinary shares, which equals approximately 5.8% of our issued share capital.

        Mr. Brian Cooper, a director and our former Vice President, holds, as of February 28, 2005, 885,287 of our ordinary shares, which equals approximately 5.0% of our issued share capital.

        No other director or executive officer beneficially owns 1% or more of our issued share capital.

        Other of our directors and executive officers hold as of February 28, 2005, a total of 37,538 of our ordinary shares, which equals approximately 0.2% of our issued share capital.

        In addition, as of February 28, 2005, Mr. Shaked held options to purchase a total of up to 425,360 of our ordinary shares granted to him on January 1, 2002, January 1, 2003, January 1, 2004 and January 1, 2005 pursuant to a shareholders resolution dated May 28, 1998, authorizing the grant to him, on January 1 of each year, of options to purchase one percent of our issued capital. The exercise price for each share according to this resolution is the Nasdaq closing price on December 31 of the year ending just before the date of grant. These options are exercisable as follows: 33% – starting one year following the date of grant; 33% – starting two years following the date of grant; and 34% – starting three years following the date of grant.

        The above options held by Mr. Shaked were granted on the following principal terms:

Amount of Shares for which the Options are Exercisable	Exercise Price in U.S. dollars	Expiration Date
39,038	16.43	January 1, 2006
79,999	9.01	January 1, 2007
129,767	23.19	January 1, 2008
176,557	21.86	January 1, 2009

As of February 28, 2005, other directors and executive officers had options to purchase a total of up to 571,084 of our ordinary shares under our Second 1998 Share Option Plan and the 2004 Israeli Share Option Plan (which are described below), as follows:

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

Options to purchase 100,000 of our ordinary shares at an exercise price of $18.56 per share. One third of these options is fully vested, and the remaining amount will vest in three equal portions on December 31, 2005, December 31, 2006 and December 31, 2007. These options will expire on June 30, 2008.

Our Share Option Plans

Second 1998 Share Option Plan

        Our Second 1998 Share Option Plan, or Second 1998 Plan, provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner, the Second 1998 Plan will terminate automatically in May 2008. As of February 28, 2005, options to purchase 5,158,552 ordinary shares have been granted under the Second 1998 Plan, out of which options to purchase 2,148,989 (excluding options already exercised or expired) ordinary shares were exercisable, and 609,600 ordinary shares remained available for future grants. These figures include options to purchase 400,000 ordinary shares granted under our Second 1998 Plan in May 2004, at an exercise price of $18.56 of which one third vested on December 31, 2004, and the remaining two thirds shell vest in three equal portions on December 31, 2005, December 31, 2006 and December 31, 2007. These options will expire on June 30, 2008. As of February 28, 2005, 2,241,411 options granted under our Second 1998 Plan have been exercised.

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

2004 Israeli Share Option Plan

        Our 2004 Israeli Share Option Plan provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance. As of February 28, 2005, options to purchase 600,000 ordinary shares had been granted under the 2004 Israeli Share Option Plan at an exercise price of $18.56, of which one-third vested on December 31, 2004 and the remaining two-thirds will vest in three equal portions on December 31, 2005, December 31, 2006 and December 31, 2007. These options will expire on June 30, 2008. These granted options are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961 , which generally provides, subject to the fulfillment of certain procedures and conditions for a reduced tax rate of 25% on gains realized upon the exercise of options. As of February 28, 2005, 2,066 options granted under our 2004 Israeli Share Option Plan have been exercised.

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

        Options granted under our 2004 Israeli Share Option Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2004 Israeli Share Option Plan may generally be exercised in circumstances of termination by the grantee until the termination date and in certain circumstances in which the termination was initiated by the employer, within a period of fifteen days following termination, or within six months after such optionee’s termination by death or disability, but in no event later than the expiration of the option’s term and all to the extent that such options are vested at such dates. The term of other options granted under the 2004 Israeli Share Option Plan may not exceed ten years.

Stock Option Plan of a Subsidiaries

        On December 4, 2000, the board of directors of one of our subsidiaries, StoreAlliance.com Ltd., approved an employee stock option plan. Pursuant to this subsidiary plan, as of February 28, 2005, 270,000 ordinary shares, or approximately 7.7% of the issued and outstanding share capital of the subsidiary as of such date, are reserved for issuance upon the exercise of options granted to some of our and the subsidiary’s employees. In addition, in connection with an investment agreement signed on December 31, 2000, options to purchase 90,000 ordinary shares, were granted to one of the minority shareholders of this subsidiary. The options vest as follows: 33.33% after the first year after their grant, another 33.33% after the second year and another 33.33% after the third year, but only during the period the employee is employed either by us or by the subsidiary. In addition, the options are not exercisable prior to the earliest of the following events: (1) the consummation of a public offering of the subsidiary’s securities, (2) a merger of the subsidiary and (3) seven years from the date of grant. Any vested options not exercised within the later of 90 days of (a) the end of the optionee’s status as our or the subsidiary’s employee, or (b) the first to occur of such exerciseability events, will expire. The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of the grant date thereof will expire. Some of the options under the subsidiary plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee. As of February 28, 2005, options to purchase 323,922 ordinary shares of the subsidiary were outstanding under the subsidiary plan, at exercise prices ranging from NIS0.01 per share to $5.55 per share. The rest of the above options were forfeited.

        On November 23, 2004, the board of directors of StoreAlliance.com Ltd. approved an additional employee stock option plan. Pursuant to this Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961. All options granted under this plan bear an exercise price of $5.55 per share and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of Retalix or its subsidiary – provided that the employee is still employed by Retalix or its subsidiary at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an initial public offering of the subsidiary’s securities; (2) a merger of the subsidiary; or (3) seven years from the date of grant.

        On December 1, 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan. Pursuant to this plan, options to purchase up to 1,500,000 shares, of StoreNext USA, may be granted to employees and service providers of the subsidiary or any affiliate. In addition, the plan stipulates that options, may not be exercised prior to: (1) the conversion of the corporate entity of StoreNext USA from a limited liability company, to a C-corporation; or (2) the consummation of an initial public offering of StoreNext USA’s securities; or (3) a merger or a significant change of control in StoreNext USA; or (4) five years from the date of grant.

        On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees and 530,000 options were granted to employees of affiliates. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. These options will fully vest seven years from grant or upon an initial public offering or change of control or, in the option committee’s discretion, accelerated vesting in the event of a merger, a sale or a disposition. In addition, these options will vest upon an initial public offering of the majority interest of StoreNext USA. The options will terminate and expire ten years from grant.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major Shareholders

        The following table sets forth, as of February 28, 2005, certain information known to us with respect to beneficial ownership of our ordinary shares by (1) each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares and (2) all of our executive officers and directors as a group. As of February 28, 2005, 17,655,584 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Bank Leumi Funds (3)	1,360,091	7.7%
Bank Hapoalim Funds (4)	1,152,172	7.7%
Barry Shaked (5)	1,143,542	6.4%
Brian Cooper	885,287	5.0%
All directors and executive officers as a group (6)	2,570,783	14.1%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on February 28, 2005 or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on information provided to us by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(4)	This information is based solely on information provided to us by Bank Hapoalim pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(5)	Includes options to purchase up to 122,294 shares held by Mr. Shaked, directly or indirectly, that are exercisable on February 28, 2005 or within 60 days thereafter.

(6)	Includes options to purchase 626,710 shares that are exercisable currently or within 60 days after February 28, 2005 at exercise prices that range from $10.00 to $23.19.

        As of February 28, 2005, 6,246,235 of our ordinary shares were held in the United States, by 2 record holders with mailing addresses in the United States, owning an aggregate of approximately 35.4% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

        None.

C. Interests of Expert and Counsel

        Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

P.O.S. Restaurant Solutions Ltd.

        In August 2000, we, together with our subsidiary P.O.S. (Restaurant Solutions) Ltd., or PRS, filed a claim with the Tel-Aviv District Court for injunctions, accounting records and damages (evaluated, for the purpose of computing court fees, at NIS 3,000,000, or approximately $660,000) against two former employees and directors of PRS who currently own the minority interest in PRS. This claim alleges that the defendants caused us and PRS severe damages due to the manner of their conduct as employees and directors of PRS and by developing software that infringed on our rights. On November 2004, the Supreme Court ruled that some of the causes of action in the claim are under the Tel-Aviv District Court’s jurisdiction and some are under the Tel-Aviv District Labor Court’s jurisdiction

        The parties have agreed on a joint proceeding arrangement according to which the abovementioned suits would be filed only after a decision of the Tel-Aviv District Court will be granted as to whether to recognize the claim described below as a derivative claim.

        In April 2001, these minority shareholders of PRS filed a claim in the Tel-Aviv District Court against PRS and against usin the amount of approximately $500,000 in respect of sums they claim they are entitled to as shareholders of PRS. In addition, they filed a motion that the claim be recognized as a derivative claim of PRS against us for payment of an alleged debt in the amount of approximately $3,500,000. In March 2003, we filed an amended statement of defense as well as a counterclaim. This claim and this motion are pending.

        In March 2005, the Tel-Aviv District Court has ruled that the above claim will not be recognized as a derivative claim.

        In July 2002, directors of PRS appointed by the minority shareholders filed a motion in the Tel-Aviv District Court against PRS and its other directors, requesting a court order to disclose certain information that will enable them to establish the sum of a debt claimed by us from PRS. After being added as a party, we filed a motion to dismiss the suit, which is pending.

        Another claim filed by one of the minority shareholders in August 2000, in regard to compensation and leave redemption is still pending in the Tel-Aviv District Labor Court.

        We believe that we have meritorious defenses against these claims.

Retail Control Systems Inc.

        In 1998, prior to our acquisition of RCS, a legal claim was filed in the Court of Common Pleas of Allegheny, Pennsylvania, against RCS by a customer for an amount of approximately $1,300,000, including consequential damages and loss of revenue. The claim alleges that RCS breached its contractual obligation to the claimant and fraudulently misrepresented facts concerning the product sold to the claimant.

        An additional legal claim filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, prior to its acquisition by us, by a dealer who sold one of RCS’s products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

        These claims are handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. We believeRCS has meritorious defenses against these claims.

PalmPoint

        In December 2002, a legal claim for the total amount of approximately $240,000 was filed in the Magistrate Court of Be’er-Sheva against our subsidiary PalmPoint, by a local customer. The claim alleges damages caused by services and products not duly provided by PalmPoint. In February 2003, PalmPoint filed a statement of defense that rejects the claim in its entirety.

        The management of PalmPoint is of the opinion that PalmPoint has meritorious defenses against the claims.

        In October 2003, Leumi Card Ltd. by letters addressed to StoreAlliance and its directors, complained that StoreAlliance breached an understanding it allegedly had with Leumi Card in regard to the execution of a transaction involving an investment by Leumi Card in StoreAlliance and further business cooperation between the parties. To date, no legal procedures have been instituted against StoreAlliance in connection with this claim. Based on the advice of our legal counsel, we believe that we have meritorious defenses against the claim.

Cell-Time

        In addition, in November, 2003, Leumi Card filed a legal claim in the Magistrate Court of Tel-Aviv against Cell-Time – an associated company of ours, alleging that Cell-Time breached an understanding regarding business cooperation between the parties and in addition that Cell-Time conducted negotiations in regard to the above cooperation with the claimant in an improper manner. Furthermore, Leumi Card requested the court to enforce a draft contract exchanged between the parties as a binding agreement and to cancel an agreement pursuant to such business cooperation signed by Cell-Time with a third party. In January 2004, the parties agreed in court to continue negotiations in regard to further business cooperation and the claimant withdrew its claim without prejudice. To date, no additional proceedings have been exercised against Cell-Time in this context.

        We are parties to several other claims filed against us by former customers and service providers. In the opinion of the management, these claims are of sums that are not material to us either individually or in the aggregate.

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

	High	Low

2000	$30.63	$11.88
2001	17.20	8.25
2002	17.00	8.72
2003	23.19	8.75
2004	24.74	16.45
2003:
First Quarter	$11.45	$8.75
Second Quarter	16.27	11.54
Third Quarter	17.70	14.65
Fourth Quarter	23.19	17.50
2004:
First Quarter	$24.74	$20.05
Second Quarter	22.48	18.01
Third Quarter	20.74	16.45
Fourth Quarter	22.15	16.72
Most recent six months:
September 2004	$19.00	$18.03
October 2004	19.19	16.72
November 2004	20.35	18.15
December 2004	22.15	19.10
January 2005	23.92	20.72
February 2005	23.99	21.50

        The following table sets forth, for the periods indicated, the high and low closing prices in New Israeli Shekels, or NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High		Low

2000	NIS	125.70	NIS	43.31
2001		72.00		34.81
2002		77.20		41.11
2003		101.40		43.25
2004		110.00		73.79
2003:
First Quarter	NIS	53.60	NIS	43.25
Second Quarter		72.40		53.40
Third Quarter		77.00		66.70
Fourth Quarter		101.40		78.00
2004:
First Quarter	NIS	110.00	NIS	89.90
Second Quarter		102.40		85.90
Third Quarter		93.71		73.79
Fourth Quarter		95.33		73.95
Most recent six months:
September 2004	NIS	85.82	NIS	80.16
October 2004		83.57		73.95
November 2004		89.49		80.82
December 2004		95.33		83.81
January 2005		104.10		94.88
February 2005		103.90		95.21

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

        We are authorized to issue 25,000,000 ordinary shares par value NIS 1.0 per share, of which 17,655,584 ordinary shares were outstanding as of February 28, 2005.

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

        The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

        Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

        Based on the foregoing provisions of Israeli law, which differ from the requirements under Nasdaq rules, we received an exemption from the Nasdaq listing requirement requiring shareholder approval for the issuance of securities in certain circumstances.

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

        A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in our company (or any higher percentage which may be required under applicable rules and regulations). Nasdaq requires a quorum of at least 33-1/3% of our ordinary shares. If there is no quorum within half an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum. We have received an exemption from Nasdaq permitting us to have this quorum under common Israeli practice for postponed meetings.

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

Duties of Shareholders

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

—	the votes of shareholders who have no personal interest in the transaction that are voted against the transaction do not represent more than one percent of the voting rights in the company.

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

Insurance of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

—	authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances and provided that the total amount of indemnification for all persons we have agreed to indemnify in such circumstances does not exceed, in the aggregate twenty-five percent (25%) of our shareholders’ equity at the time of the actual indemnification; and

—	authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Insurance and Indemnification

        The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. These requirements do not apply if the acquisition is made in a private placement. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offerer and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding share

        Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and other company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

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

E. Taxation

        The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any federal, foreign, state or local taxes.

U.S. Taxation

        Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares. A U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) or partnership (other than a partnership that is not treated as a United States person under any applicable Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar. This discussion does not address the tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws. Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

        Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings ” – Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including the amount of any Israeli tax withheld on the date the distribution is required to be included in the U.S. holder’s income to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service, or IRS, has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a foreign investment company, or a passive foreign investment company, or PFIC. Due to the nature of our operations, we do not believe we are a foreign investment company; we also do not believe we are a PFIC; see the discussions below at ” – Passive Foreign Investment Companies” concerning our status as a PFIC. If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. holder satisfying holding period and other requirements described below. A U.S. holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 120 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Based on IRS News Release 2004-22, the IRS intends to give current effect to proposed legislation changing the aforementioned 120 day period to a 121 day period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Internal Revenue Code will not be eligible for the preferential rate of taxation.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Disposition of Shares

        Except as provided under the passive foreign investment company rules, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

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

Passive Foreign Investment Companies

        We would be a passive foreign investment company, or PFIC, if:

—	75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

—	at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

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

        If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund, “QEF election”, or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

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

        We believe that we were not a PFIC for 2004 and do not anticipate being a PFIC in 2005. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Taxation of our U.S. Subsidiaries

        The following summary describes our organizational structure in the United States and the applicable income taxes. We operate in the United States through several corporations. Retalix Holdings, Inc., or Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations – Retalix USA Inc., RCS and BASS (BASS – through Retalix USA Inc.), OMI and 50.01% of a U.S. limited liability company – StoreNext USA. StoreNext USA is treated as a partnership for U.S. federal tax purposes. As such, 50.01% of StoreNext USA’s results are included in the Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. income tax returns on a consolidated company basis. U.S. federal income taxes are imposed on the taxable income of the U.S. consolidated group at progressive income tax rates ranging from 15% to 35%. The corporation is subject to the same U.S. income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis.

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

Tax Reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the “Tax Reform,” came into effect. The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

—	Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. In addition, the tax reform enables a carryforward of capital losses generated in 1996 and onwards without any time restrictions;

—	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

—	Introduction of controlled foreign corporation (“CFC”) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of its income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his/her holdings in such corporation, as if such income were distributed to him/her as a dividend;

—	Imposition of capital gain tax on capital gains, realized by individuals beginning January 1, 2003, from the sale of shares of publicly traded companies in the Tel Aviv Stock Exchange (such gain was previously exempt from capital gains tax in Israel) and from the sale of shares of publicly traded Israeli Companies on other stock exchanges. For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “ – Taxation of Shareholders Capital Gains Tax”below;

—	Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

—	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure in Israel

        Generally, Israeli companies are subject to corporate tax at the rate of 35% of their taxable income for 2004, 34% for 2005, 32% for 2006 and 30% from 2007 onwards. In addition, Israeli companies are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, as in our case, the rate may be effectively reduced for companies with income derived from an Approved Enterprise, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

        The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the “Investment Center”), be designated as an Approved Enterprise. The Investment Law will expire on March 31, 2005. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law is extended beyond such date. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investment Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under such law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.  We cannot predict whether the bill will eventually be enacted into law and what changes it might implement.

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

        Taxable income derived from an Approved Enterprise within the benefit period, and subject to compliance with the conditions for approval as described below, is subject to a reduced corporate tax rate of 25% rather than the usual corporate tax rate. The benefit period is ordinarily seven years, or ten years for a company whose foreign investment level, as defined below, exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier.

        That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its combined share capital including loans from shareholders (in terms of shares, rights to profits, voting and appointment of directors) is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. Such tax rates, are applicable only to a foreign investors company that submitted an application for the grant of Approved Enterprise status prior to March 31, 2005.

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

        Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15% which is withheld at source, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investors’ company without any time limitations. This tax must be withheld at source by the company paying the dividend.

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

        Our production facilities have been granted Approved Enterprise status under the Investment Law. In respect of income derived from each of our Approved Enterprises, we are entitled to reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier). We have seven Approved Enterprises. One of our Israeli subsidiaries has two Approved Enterprises. Income derived from our Approved Enterprise is tax exempt during the first two years of the seven year tax benefit period mentioned above, and is subject to a reduced tax rate of 25% (depending on our foreign investment level, as defined above) during the remaining years of benefits. The periods of benefits relating to five of our Approved Enterprises have already expired. The periods of benefits relating to one of our Approved Enterprises will expire in 2005 and it is anticipated that the last Approved Enterprise will expire in 2009. The period of benefits for our Israeli subsidiary with Approved Enterprises has not yet commenced and, once commenced, may not continue beyond 2013.

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

        The investment law and regulations prescribing the benefits under it, provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision until June 30, 2005), and no new benefits will be granted after that expiration date. There can be no assurance that new benefits will be available after March 31, 2005 or that existing benefits will be continued in the future at their current level or at any level. A proposal has been put forth for new legislation to replace or amend the Investment Law. We are not able to predict when or if this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new law.

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

        The following corporate tax benefits are available to Industrial Companies, among others:

—	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel;

—	accelerated depreciation rates on equipment and buildings; and

—	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies.

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

        Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in: (1) companies publicly listed on the Tel Aviv Stock Exchange; or (2) Israeli companies publicly listed on Nasdaq or a recognized stock exchange or a regulated market outside of Israel as defined in the Income Tax Order (Definition of Stock Exchange), 2004; or (3) companies dually listed on both the Tel Aviv Stock Exchange and Nasdaq or a recognized stock exchange or a regulated market outside of Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses (in which case the gain will generally be taxed at a rate of 25%), and does not apply to: (1) dealers in securities; or (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 1985 Law (that will be taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (3) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement); or (4) a sale to a relative (as defined in the Israeli Income Tax Ordinance).

        The tax basis of shares acquired prior to January 1, 2003, is determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Beginning January 1, 2005, 15% tax rate applies to real capital gains derived from a sale of non – Israeli tradable shares subject to the limitations described above. A non – Israeli tradable shares are: shares traded in a recognized stock exchange outside of Israel, except for (a) Israeli companies shares; (b) non Israeli companies shares dually traded on both the Tel Aviv Stock Exchange and a foreign stock exchange or a regulated market outside of Israel. Concerning non – Israeli tradable shares that were purchased before January 1, 2005, a 35% tax rate applies to real capital gain derived from the sale of the shares, which attributed to the holding period up to December 31, 2004 and 15% to reminder of the capital gain. The total real capital gain is divided to the aforementioned periods on a linear basis.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange, unless such gains are attributable to permanent establishment of the foreign resident in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel as defined in Income Tax Order (“Definition Stock Exchange”), 2004, provided that such capital gains are not derived by a permanent establishment of the foreign resident in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (1) has a controlling interest of 25% or more in such non-Israeli corporation, or (2) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the Israel/U.S. Tax Treaty to Capital Gains Tax

        Subject to the Israel/U.S. Tax Treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States and is entitled to claim the benefits afforded to a resident referred to as a “Treaty U.S. Resident”, will not be subject to Israeli capital gains tax unless (1) that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition; or (2) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the Israel/U.S. Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes if required to be paid against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents on Receipt of Dividends

        Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, in which case the rate will be 15%, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the Israel/U.S. Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which we are not entitled to the reduced tax rate applicable to an Approved Enterprise under the Investment Law, the maximum tax will be 12.5% if the holder is a U.S. company holding shares representing 10% or more of our issued voting power during the part of the tax year preceding the date of payment of dividends and during the whole of its prior tax year, if any, and provided that not more than 25% of our gross income consists of interest or dividends. When dividends are paid from income derived during any period for which we are entitled to the reduced tax rate applicable to an Approved Enterprise, then the tax will be 15% if the conditions in the preceding sentence are met.

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

I. Subsidiary Information

Not applicable.

ITEM 11 – QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates. We have only limited involvement with derivative financial instruments. From time to time we carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133. During 2003, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.9 million. We renewed this contract three times during 2003 and four times during 2004. This contract was still outstanding as of December 31, 2004. During 2004, we entered into two foreign currency forward contracts for conversion of Euros into a notional amount of U.S. dollars of approximately $ 500,000 each. One of the said contracts was renewed and was still outstanding as of December 31, 2004. In addition, during 2004, we entered into a foreign currency forward contract for conversion of New Israeli Shekels into a notional amount of U.S. dollars of approximately $2.5 million, which was still outstanding as of December 31, 2004. The fair value of these outstanding contracts as of December 31, 2004 reflects a liability in the amount of $130,000, which was charged to financial expenses. Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

        The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2004.

(In thousands, except percentages)

		Maturity
		2004-5	2006-7	2008-9	Total book value	Total fair value
Corporate securities held to maturity bearing fixed interest rate	Book value	$12,089	$4,239	$853	$17,181	$17,415
	WAYM *	3.11%	3.27%	4.99%	3.24%
Marketable Securities	Book value	$3,275	-	-	$3,275	$3,275
	WAY**	5.00%	-	-	5.00%
Dollar linked money market funds and deposits	Book value	$80,065	-	-	$80,065	$80,065
	WAIR***	2.15%	-	-	2.15%
New Israeli Shekels linked deposits	Book value	$4,173	-	-	$4,173	$4,173
	WAIR***	3.00%	-	-	3.00%
British Pounds Sterling linked deposits	Book value	$5,146	-	-	$5,146	$5,146
	WAIR***	4.40%	-	-	4.40%
Euros	Book value	$1,819	-	-	$1,819	$1,819
	WAIR***	0.50%	-	-	0.50%	0.50%
Australian Dollars	Book value	$210	-	-	$210	$210
	WAIR***	4.00%	-	-	4.00%	4.00%
Total	Book value	$106,777	$4,239	$853	$111,869	$112,103
	WAY****	2.46%	3.27%	4.99%	2.51%

* Weighted average yield to maturity
** Weighted average yield as per the performance of 2004
*** Weighted average interest rate
**** Weighted average yield

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

        The following table sets forth our non-dollar assets and liabilities as of December 31, 2004: (in thousands)

Currency	Israeli Currency	Other non-dollar currency

Assets	$17,241	$13,563
Liabilities	$16,478	$11,928

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

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The net proceeds of our public offering of ordinary shares under the Securities Act of 1933 in 1998 were $12.9 million. These proceeds were invested in cash, cash equivalents and in short term bank deposits and marketable securities. Only a small portion of these proceeds was used to finance current business operations of the company.

PART III

ITEM 15 – CONTROLS AND PROCEDURES

        As of the end of the period covered by this annual report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) of the Exchange Act). The evaluation was performed with the participation and under supervision of key corporate senior members of our management including our chief executive officer and our chief financial officer. Based on this evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures are effective.

        There were no significant changes in our internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect our internal control over financial reporting during the period covered by this annual report.

ITEM 16A. Audit Committee Financial Expert

        Our board of directors determined that Mr. Brian Cooper is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Mr. Cooper is “independent” as defined in Nasdaq rules.

ITEM 16B. Code of Ethics

        Our board of directors has adopted a Code of Ethics, which applies to all of our employees, officers and directors. We will provide a copy of our Code of Ethics, free of charge, to any person who requests one. Such requests may be sent to our offices at 10 Zarhin Street, Ra’anana, Israel, Attention: Controller.

ITEM 16C. Principal Accountant Fees and Services

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, has served as our principal independent public accountants since 1997. The following table presents the aggregate fees for professional audit services and other services rendered by Kesselman & Kesselman in 2003 and 2004:

	Year Ended December 31, (U.S. $ in thousands)
	2003	2004

Audit Fees	89	152
Audit Related Fees	27	76
Tax Fees	15	23

	131	251

         “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits including audits required by the Office of the Chief Scientist and other Israeli government institutes, consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, due diligence related to acquisitions and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

ITEM 16D. Exemptions from Listing Standards for Audit Committees

        None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not Applicable.

ITEM 17 – FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 – EXHIBITS

(a)	Financial Statements

1.	Report of Independent Auditors

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders’ Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

7.	Exhibit – Details of subsidiaries and associated company

8.	Reports of Independent Auditors of Certain Associated Companies

(b)	Exhibits

Exhibit No.	Exhibit
*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
***4.3	Second 1998 Share Option Plan.
****4.4	2004 Israeli Share Option Plan.
8.1	Principal Subsidiaries of Retalix Ltd.
12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
15.2	Consents of Nation Smith Hermes Diamond.
15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2001, and incorporated herein by reference.

**	Previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

***	Previously filed as an exhibit to Retalix's Registration Statement on Form F-1, dated July 10, 1998, and incorporated herein by reference.

****	Previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 21, 2005	RETALIX LTD. BY: /S/ Barry Shaked —————————————— Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

Date: March 21, 2005	BY: /S/ Danny Moshaioff —————————————— Danny Moshaioff, Chief Financial Officer

RETALIX LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

RETALIX LTD.

We have audited the consolidated balance sheets of Retalix Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 25.6% and 24.1% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constitute approximately 42.8%, 31.7% and 35.2% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We did not audit the financial statement of a certain associated company, the company’s interest in which, as reflected in the balance sheets are approximately $119,000 and $53,000 as of December 31, 2004 and 2003, respectively, and the Company’s share of excess of loss over profits of which is a net amounts of approximately $ 137,000 and $90,000 for the years ended December 31, 2004 and 2003, respectively. The financial statements of the above subsidiaries and associated company were audited by other independent registered public accounting firms, whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those subsidiaries and associated company, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), and those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesslman
March 21, 2005	Certified Public Accountants (Isr.)

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 11):
Cash and cash equivalents	91,413	46,093
Marketable securities (note 8c; 12b):	14,331	5,035
Accounts receivable (note 12a)::
Trade	26,399	20,976
Other	2,680	1,813
Inventories	755	1,053
Deferred income taxes (note 10g):	3,650	2,402

T o t a l current assets	139,228	77,372

NON-CURRENT ASSETS (note 11):
Marketable debt securities (note 12b):	6,125	3,519
Deferred income taxes (note 10g):	1,768	1,286
Long-term receivables (note 12d):	3,592	998
Amounts funded in respect of employee rights upon
retirement (note 7):	4,553	3,733
Other	523	432

	16,561	9,968

PROPERTY, PLANT AND EQUIPMENT, net (note 3):	10,407	10,129

GOODWILL (note 4)	39,774	19,055

OTHER INTANGIBLE ASSETS, net of accumulated
amortization (note 4):	4,653	4,079

	210,623	120,603

The accompanying notes are an integral part of the financial statements.

	December 31
	2004	2003
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 11):
Short-term bank credit	7,565	5,677
Current maturities of long-term bank loans (note 5)	4,801	3,368
Accounts payable and accruals:
Trade	10,251	5,138
Employees and employee institutions	5,122	4,882
Current maturities of other liabilities (note 6)	1,048	2,439
Other	7,439	6,510
Deferred revenues	4,949	3,572

T o t a l current liabilities	41,175	31,586

LONG-TERM LIABILITIES (note 11):
Long-term bank loans, net of current maturities (note 5)	1,493	4,700
Employee rights upon retirement (note 7)	8,435	5,405
Other liabilities, net of current maturities (note 6)	259	1,149

T o t a l long-term liabilities	10,187	11,254

T o t a l liabilities	51,362	42,840

COMMITMENTS AND CONTINGENT LIABILITIES (note 8):

MINORITY INTERESTS	1,969	2,117

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000
shares; issued and outstanding:
December 31, 2004 -17,577,432 shares;
December 31, 2003 -12,976,695 shares)	4,717	3,704
Additional paid in capital	116,277	41,864
Retained earnings	36,031	30,073
Accumulated other comprehensive income	267	5

T o t a l shareholders' equity	157,292	75,646

	210,623	120,603

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands (except per share data)

REVENUES (note 14a):
Product sales	78,900	58,432	47,280
Services and projects	45,460	33,625	29,173

T o t a l revenues	124,360	92,057	76,453

COST OF REVENUES:
Cost of product sales	23,246	16,576	11,970
Cost of services and projects	18,890	12,440	10,141

T o t a l cost of revenues	42,136	29,016	22,111

GROSS PROFIT	82,224	63,041	54,342

OPERATING INCOME (EXPENSES):
Research and development expenses - net	(34,096)	(18,344)	(17,036)
Selling and marketing expenses	(24,798)	(21,542)	(18,111)
General and administrative expenses (note 15a)	(15,944)	(13,345)	(12,455)
Other general income (expenses) - net (note 15c)	15	(62)	1,043

T o t a l operating expenses	(74,823)	(53,293)	(46,559)

INCOME FROM OPERATIONS	7,401	9,748	7,783
FINANCIAL INCOME (EXPENSES), net (note 15b):	85	(95)	(499)
GAIN ARISING FROM ISSUANCE OF SHARES BY
A SUBSIDIARY AND AN ASSOCIATED
COMPANY (note 2f and 2g)	200	1,068

INCOME BEFORE TAXES ON INCOME	7,686	10,721	7,284
TAXES ON INCOME (note 10)	1,838	2,639	2,103

INCOME AFTER TAXES ON INCOME	5,848	8,082	5,181
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	137	90
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	247	288	524

NET INCOME	5,958	8,280	5,705

EARNINGS PER SHARE (note 15d):
Basic	0.38	0.67	0.48

Diluted	0.36	0.63	0.46

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS PER
SHARE - in thousands (note 15d):
Basic	15,746	12,323	11,902

Diluted	16,552	13,083	12,395

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	retained earnings	Accumulated other comprehensive income	Total
	U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2002	11,721	3,427	29,264	16,088		48,779
CHANGES DURING 2002:
Net income				5,705		5,705
Issuance of share capital in respect of acquisition of minority
interest in a subsidiary	5	1	*65			66
Issuance of share capital to employees resulting from exercise of options	267	55	*1,923			1,978

BALANCE AT DECEMBER 31, 2002	11,993	3,483	31,252	21,793		56,528
CHANGES DURING 2003:
Net income				8,280		8,280
Differences from translation of non dollar currency
financial statements of an associated company					5	5

Comprehensive income						8,285

Surplus arising from issuance of options granted to non-employee			368			368
Gain on issuance of share capital of a newly formed associated
company to a third party			69			69
Issuance of share capital in respect of acquisition of minority
interest in a subsidiary	13	3	*135			138
Issuance of share capital to employees resulting from exercise of options	971	218	*8,939			9,157
Tax benefits relating to employees and other option grants			1,101			1,101

BALANCE AT DECEMBER 31, 2003	12,977	3,704	41,864	30,073	5	75,646
CHANGES DURING 2004:
Net income				5,958		5,958
Differences from translation of non dollar currency
financial statements of a subsidiary and associated company					262	262

Comprehensive income						6,220

Surplus arising from issuance of options granted to non-employee			217			217
Issuance of share capital in respect of acquisition of a subsidiary	254	57	5,942			5,999
Issuance of share capital to employees resulting from exercise of options	896	204	10,149			10,353
Issuance of share capital in a public offering net of $3,243,000 shares issuance cost	3,450	752	58,105			58,857

BALANCE AT DECEMBER 31, 2004	17,577	4,717	116,277	36,031	267	157,292

* Net of share issuance expenses.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,958	8,280	5,705
Adjustments required to reconcile net income to
net cash provided by operating activities:
Minority interests in losses of subsidiaries	(247)	(288)	(524)
Depreciation and amortization, net	2,552	2,323	2,710
Gain arising from issuance of shares by a subsidiary
and an associated company	(200)	(1,068)
Share in losses of an associated company	137	90
Capital gain from sale of dealership activity			(1,079)
Tax benefits relating to employee and other option grants		1,101
Compensation expenses resulting from shares and
options granted to employees and non employees	299	307	47
Changes in accrued liability for employee
rights upon retirement	1,085	934	586
Losses (gains) on amounts funded in respect of
employee rights upon retirement	(166)	(311)	121
Deferred income taxes - net	(980)	(2,358)	(760)
Net decrease (increase) in marketable securities	(1,903)	(536)	429
Amortization of discount (premium) on marketable debt securities	66	(42)	69
Other	116	149	(60)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	132	(2,540)	(2,558)
Other	7	(387)	2,246
Increase (decrease) in accounts payable and accruals:
Trade	(94)	(309)	2,625
Employees, employee institutions and other	(505)	5,323	1,901
Decrease (increase) in inventories	388	810	(41)
Increase (decrease) in deferred revenues	(445)	260	(1,367)

Net cash provided by operating activities - forward	6,200	11,738	10,050

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	6,200	11,738	10,050

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of an investment in long-term
bank deposit			200
Short-term bank deposits - net		(5)	16,390
Maturity of marketable debt securities held to maturity	10,801	4,757
Investment in marketable debt securities held to maturity	(20,784)	(7,121)	(4,326)
Acquisition of subsidiaries consolidated for the first
time (a)	(13,781)
Additional investments in subsidiaries	(2,504)
Purchase of property, plant, equipment and other assets	(1,826)	(1,008)	(1,729)
Proceeds from sale of property, plant and equipment	63	150	1,264
Amounts funded in respect of employee rights
upon retirement, net	(644)	(290)	(666)
Long-term loans granted to employees	(28)	(27)	(158)
Collection of long-term loans from employees	155	297	99

Net cash used in investing activities	(28,548)	(3,247)	11,074

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering
net of $3,243,000 share issuance costs	58,857
Long-term bank loans received from banks		2,278	2,922
Proceeds from issuance of shares of subsidiary to a
third party		2,458	37
Repayment of long-term bank loans	(3,467)	(10,257)	(6,006)
Issuance of share capital to employees resulting
from exercise of options	10,135	9,157	1,978
Short-term bank credit - net	1,887	5,556	(845)
Investment in a subsidiary	34

Net cash provided by financing activities	67,446	9,192	(1,914)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	222

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,320	17,683	19,210
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	46,093	28,410	9,200

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	91,413	46,093	28,410

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) – 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

(a) Supplementary disclosure of cash flow information -
assets and liabilities of the subsidiaries at the date of
acquisition:
Working capital (excluding cash and cash equivalents)	(894)
Deferred income taxes	(728)
Property, plant and equipment, net	(699)
Amounts funded in respect of employee rights upon
retirement	(9)
Accrued liability for employee rights upon retirement	1,711
Long-term loan	1,469
Minority interests in subsidiary	141
Goodwill and other intangible assets arising on acquisition	(21,013)

	(20,022)
Issuance of the Company's share capital	5,410
Increase in account payable- other	831

	(13,781)

(b) Supplementary disclosure of cash flow information -
cash paid during the period for:
Interest	861	1,123	724

Income tax	1,818	1,328	1,226

(c) Supplemental information on investing activities not involving cash flows:

1)	During 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $5,410,000.

2)	In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd. These activities were acquired in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 590,000.

3)	In the years ended December 31, 2003 and 2002, the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $ 138,000 and $ 66,000, respectively.

4)	In the year ended December 31, 2003, the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations:

a)	Retalix Ltd. (the “Company”), an Israeli corporation whose shares are listed on the Nasdaq National Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (the “Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations.

b)	As to the Group’s geographical segments and principal customers, see note 14.

c)	Subsidiary – over which the Company has control and over 50% of the ownership – see Exhibit.

d)	Associated company – An investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence - see Exhibit.

2)	Accounting principles and use of estimates in the preparation of financial statements.

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

The currency of the primary economic environment in which the operations of the Group and almost each member of the Group (except for one subsidiary and the associated company) are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues are in dollars or in Israeli currency linked to the dollar (see note 14a). The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The functional currency of one subsidiary and of the associated company is their local currency (Euro and “New Israeli Shekel”) (“NIS”). The financial statements of the said subsidiary are included in the consolidation based on translation into dollars in accordance with Statement of Financial Accounting Standards (“FAS”) 52 ” Foreign Currency Translation” of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders equity under accumulated other comprehensive income. The financial statements of the associated company are included in the financial statements of the Company by the equity method, based on translation into dollars in accordance with FAS 52: the resulting translation adjustments are presented under shareholders’ equity- accumulated other comprehensive income.

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

Investment in marketable bonds – which are to be held to maturity - are stated at amortized cost with the addition of computed interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium discount for debt securities are carried to financial income or expenses.

Investment in other marketable securities that are classified as “trading securities” - are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

e.	Investment in an associated company

This investment accounted for by the equity method and is included among other non-current assets.

f.	Inventories

Inventories – purchased products – are valued at the lower of cost or market. Cost is determined on “first-in, first-out” basis.

RETAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment.

Other intangible assets are amortized over a period of three to seven years. As for software development costs see l. below.

The Company conducts the required annual review at December 31 of each year.

i.	Impairment of assets:

1)	As to the Company’s test for impairment of goodwill, see note 4.

2)	The Group applies FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

RETAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Income taxes:

1)	Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. As to the main factors in respect of which deferred income taxes have been included – see note 10g.

2)	Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also note 10g), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (the “companies”) not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Revenue recognition

The Group derives its revenues from the following primary sources: Sales of products which include software license and software licenses with hardware, maintenance, other services which include customer software change requests, communication services, data analysis and supply chain information and projects.

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

The project computed percentage of completion (weighting the appropriate components) is applied to the total estimated project revenues and total project costs to determine the amount of revenues and costs to be recognized, on a cumulative basis.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable using the cumulative catch-up method of accounting.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are identified in the amount of the estimated loss on the entire contract. As of December 31, 2004 and 2003, no such estimated losses were identified.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

With respect to multiple element arrangements, the Group generally use the “residual method” to recognize revenues when evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements (the service elements, such as customer software change requests and maintenance) based on vendor-specific objective evidence (“VSOE”) is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements (i.e., software license).

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

l.	Research and development:

1)	Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

2)	Upon the establishment of technological feasibility of the relevant product, software development costs are capitalized in accordance with the provisions of FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Amortization of capitalized software development costs begins when the product is available for sale to customers.

m.	Issuance of shares by investee companies

Capital gains arising from the issuance of shares by investee companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an investee company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method. The options of a subsidiary have no effect on the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

p.	Comprehensive income

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income, currency translation adjustments of non-dollar currency financial statements of a subsidiary and of an associated company (accumulated balance at December 31, 2004 of $267,000).

q.	Stock based compensation

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FAS 123, “Accounting for Stock-Based Compensation” (“FAS 123”), the Group discloses pro-forma information on the net income and earning (loss) per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Group accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF No 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands, except per share data

Net income, as reported	5,958	8,280	5,705
Add (deduct) - stock based employee
compensation expense (income),
included in reported net income	229	(63)	53
Deduct - stock based employee
compensation expenses determined
under the fair value method for
all awards	(4,826)	(1,911)	(5,011)

Pro forma net income	1,361	6,306	747

Earnings per share:
Basic - as reported	0.38	0.67	0.48

Basic - pro forma	0.09	0.51	0.06

Diluted - as reported	0.36	0.63	0.46

Diluted - pro forma	0.08	0.48	0.06

r.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $ 1,368,000, $ 938,000 and $ 456,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

s.	Derivative financial instruments

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). These contracts do not qualify for hedge accounting under U.S. GAAP. Being so, changes in the fair value of derivatives are carried to the statements of income and included in “financial expenses – net”.

t.	Sale of receivables

The Company factors some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable was recorded by the Company as a sales transaction under the provisions of FAS No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to financial expenses – net, as incurred. The expenses resulting from these sales in the year ended December 31, 2004 and 2003 amounted to $658,000 and $887,000 respectively and were charged as financial expenses.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Recently issued accounting pronouncements:

1.	FAS 123 (Revised 2004) share based payment

In December 2004 FASB issued the revised FAS No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.
The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be an income of approximately $0.3 million. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.
The company expects that this statement will have material effect on it’s financial position and results of operations.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

2.	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB No. 29, “Accounting for Nonmonetary Transactions” (“Opinion 29”). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of FAS 153 is permitted. The provisions of FAS 153 shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

v.	Reclassification

Certain comparative figures have been reclassified to confirm to the current year presentation.

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position, are included in the Company’s consolidated statement of operations as of the date of acquisition of each company.

a.	In January 2004, the Company through its subsidiary Retalix Holdings Inc., acquired 100% of the shares of OMI International, Inc. (“OMI”), a company that provides supply chain management solutions and services from an unrelated party in consideration of $19.1million, comprised of $13,700,000 in cash, including estimated direct costs and 226,040 of the Company’s Ordinary shares valued at approximately $ 5,410,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over few days before and after the acquisition was agreed and announced. During October 2004, the Company paid the sellers of OMI additional $449,000 as part of an election made with the U.S. Internal Revenue Service the result of which for tax purposes, is the step-up of OMI’s assets value to fair value as of the acquisition date. The identified intangible assets acquired amounted to approximately $ 1.7 million and included mainly acquired technology of approximately $ 1.2 million and customer base of approximately $ 0.4 million to be amortized over their estimated useful lives (3 to 7 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 16.8 million. The goodwill can be amortized for tax purposes over a period of fifteen years.

b.	In January 2004, the Company’s subsidiary, Store Alliance.com Ltd. (“StoreAlliance”), acquired 100% of the shares of DemandX Ltd. (“DemandX”) in consideration of $ 239,000. DemandX is an Israeli corporation that provides supply chain management data analysis services to suppliers and institutions. The identified intangible assets acquired included mainly customer base of approximately $ 66,000 to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 84,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

c.	In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd (“OEL”). These activities were acquired in consideration of approximately $ 1.5 million out of which approximately $ 947,000 in cash and in addition 28,188 Ordinary shares of the Company valued at approximately $ 590,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over few days before and after the acquisition was agreed and announced. The identified intangible assets acquired included mainly customer base of approximately $ 0.7 million to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 0.8 million. The goodwill can be amortized for tax purposes over a period of five years.

d.	In August 2004, the Company acquired 51% of the shares of Unit S.p.A. (“Unit”), from an unrelated party in consideration of $1.8 million in cash. In December 2004, the Company acquired additional 49% of the shares of Unit and thus increased its holdings in Unit to 100%. This additional acquisition was made in consideration of $1.9 million in cash. The identified intangible assets acquired amounted to approximately $ 0.6 million and included mainly acquired technology of approximately $ 0.3 million and customer base of approximately $ 0.3 million to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 2.8 million.

e.	In September 2004, the Company’s subsidiary, StoreAlliance, together with The College for Retail Studies – a private company, established Retail College StoreNext Ltd. (“The Retail College”). The Retail College operates as a school for retail studies supplying its services to retailers and suppliers within the Israeli retail industry, while using and implementing tools and methodologies offered by StoreAlliance in the Israeli market.

According to the agreement between the parties, StoreAlliance has committed to invest $140,000 in consideration for 67% of the company’s share capital (including capital notes) and against a counter proportional investment of $70,000 by the minority interest. Such Investments are to be executed according to terms specified in the formation agreement. As of December 31, 2004, an amount of $105,000 was invested in the company by the parties, $70,000 by Store Alliance and $35,000 by other party.

f.	In March 2003 the Company, through its subsidiary StoreAlliance together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. (“Dai”) established Cell-Time Ltd. (“Cell-Time”). Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel, to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time.

According to the agreement between the parties, Dai has committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

As of December 31, 2004, Dai has invested $1,000,000 in Cell-Time. The remaining sum of $250,000 is to be transferred to Cell-Time according to guidelines stipulated in the formation agreement. In 2003 Cell-Time was considered to be a newly formed entity and thus the gain arising from Dai’s investment in Cell-Time in the amount of $ 79,000 was carried to additional paid in capital. In 2004, being Cell-Time an operating entity, the gain arising from Dai’s investment was carried to income on the current basis.
The balance of the investment in Cell-Time as of December 31, 2004 (after taking into account the Group’s share in its losses) is approximately $119,000.

g.	On October 23, 2003 the Company and Store Alliance, signed an agreement with Isracard Ltd. (“Isracard”). According to the agreement, Store Alliance issued Isracard 454,590 of its shares representing 13% of its issued and outstanding share capital in consideration of $2,525,000 ($5.6 per share). Under the agreement Store Alliance also issued Isracard warrants to purchase up to 305,973 shares representing post issuance of such shares, 8% of its issued and outstanding share capital, bearing an exercise price as stipulated in the agreement. These warrants were originally granted for twelve months from the closing date of the agreement and were extended on October 2004 by additional twelve months. The number of shares into which the warrant can be exercised is subject to the dilution of the Company’s share in Store Alliance, which cannot be diluted to less than 50.01%. In case of a limited exercise due to the above dilution restrictions, Isracard would have an additional 12 months to exercise that part of the warrant that was not exercised, under the same terms. In case the Company’s share in Store Alliance is diluted to less than 50.01% as a result of the issuance of shares to a third party, Isracard would be able to exercise the warrant in full.
As a result of the Isracard investment, the Group’s ownership in Store Alliance decreased from 59.17% to 51.47% and the company recorded a gain in the amount of $1,068,000 in the statement of income.

As to the employee stock option plan of Store Alliance, see note 9b(2).

h.	In 2002, the Company acquired shares from minority shareholders in Palm-Point Ltd. (“Palm Point”) in consideration for the issuance of share capital of the Company at a total value of approximately $ 66,000. As a result, the Company held 96.18% of the shares of Palm-Point.

In February 2003, the Company acquired all the remaining minority shareholders shares in Palm-Point in consideration for the issuance of 13,339 shares of the Company at a total value of approximately $ 138,000 (based on the fair market value of the Company’s shares). The excess of cost of investment in the amount of approximately $ 89,000 was attributed to goodwill.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

i.	Following are data relating to subsidiaries consolidated for the first time as of the acquisition date (including additional considerations resulting from increase in shareholding and from solving of contingent consideration issues):

	OMI (1)	Unit (2)	DemandX	OEL	Total
	U.S. $ in thousands

Current assets	2,549	6,082	182		8,813
Non current assets			9		9
Deferred income taxes	750				750
Property and equipment, net of
accumulated depreciation	482	214		91	787
Goodwill arising on
acquisition	16,835	2,813	84	829	20,561
Identified intangible assets	1,715	606	66	708	3,095
Current liabilities	(2,989)	(5,053)	(97)		(8,139)
Long-term liabilities		(2,972)	(11)		(2,983)

	19,342	1,690	233	1,628	22,893

(1) Including additional investment of approximately $ 449,000 (see note 2a). (2) Including additional investment of approximately $ 1.9 million (see note 2d).

j.	As described, in a-d above, in 2004, the Group acquired 100% of the shares of OMI, Unit, DemandX and OEL. The following presents certain unaudited pro forma combined condensed income statement information for the years ended December 31, 2004 and 2003, assuming that those acquisitions had taken place on January 1 of each year, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $ 1,005,000 and $175,000 in the years 2004 and 2003 respectively:

	2004	2003
	U.S. $ in thousands (except per share data)
	(Unaudited)	(Unaudited)

Revenues	132,787	118,700

Net income	5,877	3,970

Earnings per share:
Basic	0.37	0.32

Diluted	0.36	0.30

These amounts are based on actual results of the companies mentioned above for the years ended December 31, 2004 and 2003.

The amounts are based upon certain assumptions and estimates and do not reflect any benefits which might be achieved from combined operations. The pro forma results do not necessarily represent results, which would have been achieved if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2004	2003
	U.S. $ in thousands

Computers and peripheral equipment	12,492	10,747
Land and building	7,146	7,096
Vehicles	346	448
Office furniture and equipment	3,215	3,845
Leasehold improvements	1,416	1,266

	24,615	23,402
Less - accumulated depreciation and
amortization	14,208	13,273

	10,407	10,129

b.	As to geographical locations, see note 14b.

c.	Depreciation and amortization expenses totaled $ 2,207,000, $ 1,966,000 and $ 2,244,000, in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill are as follows:

	U.S.	Israel	Europe	Total
	U.S $ in thousands

Balance as of January 1, 2003	15,626	3,410		19,036
Goodwill attributed to business
unit acquired during 2003		89		89
Goodwill attributed to business
unit of which the Company's
investment in one of its
subsidiaries was diluted during 2003		(70)		(70)

Balance as of December 31, 2003	15,626	3,429		19,055
Goodwill attributed to new
subsidiaries acquired during 2004	16,835	84	3,642	20,561
Differences from translation of
non dollar currencies			158	158

Balance as of December 31, 2004	32,461	3,513	3,800	39,774

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company expects future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Weighted average	Original amount		Amortized balance
	amortization	December 31		December 31
	period	2004	2003	2004	2003
	Years	U.S. $ in thousands

Software development costs	3.0	411	411	-;-	-;-
Software rights and web site
development costs	3.0	2,198	2,139	158	252
Customer base	5.2	5,300	3,838	1,966	1,579
Maintenance agreements	6.0	2,360	2,360	646	1,076
Acquired technology	3.8	3,233	1,702	1,339	582
Distribution rights	7.0	960	960	420	555
Other identified intangible assets	3.0	484	352	124	35

Total	4.9	14,946	11,762	4,653	4,079

2)	Intangible assets amortization expenses totaled $ 2,610,000, $ 2,148,000 and $1,972,000 in 2004, 2003 and 2002, respectively. Projected annual amortization expenses are approximately $2,314,000, $1,657,000, $ 480,000, $ 94,000 and $ 54,000 in 2005, 2006, 2007, 2008 and 2009 respectively.

NOTE 5 – LONG-TERM BANK LOANS:

a.	Classified by currency of repayment as follows:

	Interest rate as of December 31, 2004	December 31
	%	2004	2003
		U.S. $ in thousands

U.S Dollars	LIBOR* + 0.5%	2,258	5,618
EURO	Fixed at 2%	1,550
Israeli currency	Prime**-0.6%	2,320	2,284
Loan from shareholders of a subsidiary	LIBOR*	166	166

		6,294	8,068
Less - current maturities		4,801	3,368

		1,493	4,700

*	The $ LIBOR rate as of December 31, 2004 –2.56%.
**	The Prime rate as of December 31, 2004 - 5.2%.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS (continued):

b.	The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2004	2003
	U.S. $ in thousands

Second year	233	4,534
Third year	234
Fourth year and thereafter (through 2011)	860
No maturity specified	166	166

	1,493	4,700

NOTE 6 – OTHER LIABILITIES

These liabilities are associated with unfavorable executory contracts assumed in the acquisition of three of the Company’s subsidiaries.

These liabilities are to be amortized in the following years, based on the contracts terms, as follows:

December 31, 2004
U.S. $ in thousands

First year - current maturities	1,048
Second year	259

1,307

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli and Italian labor law generally requires payment of severance pay upon dismissal of an employee or upon termination by the employees of employment in certain other circumstances. The severance pay liability of the Israeli companies and one of the Italian subsidiaries in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among other non-current assets.
The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

c.	The severance expenses amounted $1,399,000, $ 1,249,000 and $ 958,000 in the years ended December 31, 2004, 2003 and 2002, respectively. The defined contribution plans expenses as mentioned in b. above amounted $ 449,000, $ 319,000 and $ 172,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

d.	The profits (losses) on the amounts funded totaled $ 166,000, $ 311,000 and $ (121,000) in 2004, 2003 and 2002, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)	The Group expects to contribute in the year ending December 31, 2005, $ 1,187,000 to the insurance companies in respect of its severance pay obligation.

2)	The Company expects to pay $932,000 future benefits to its employees during the year 2005 to 2014 upon their normal retirement age – see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands

Year ending December 31:
2005	115
2006	158
2007	121
2008	16
2009	229
Thereafter	293

932

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in July 2010.

The projected payments under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2004, are as follows:

U.S. $ in thousands

Year ending December 31:
2005	2,126
2006	1,882
2007	1,352
2008	1,048
2009	858
Thereafter	485

7,751

Office lease expenses totaled $1,922,000, $1,504,000 and $ 1,237,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

2)	Effective April 1, 1998, the Company’s Chief Executive Officer (the “CEO”), a related party and shareholder, was entitled to receive a bonus subject to the Company’s attaining certain performance milestones: For the first $ 1,000,000 of the Company’s net income, he was entitled to a bonus of $ 65,000 and for every subsequent $ 1,000,000 of net income -$ 5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $ 35,000 for every million over the seventh million of net income.

In addition, according to the same arrangement, the CEO is entitled to options to be granted beginning each calendar year, equal to 1% of the Company’s issued share capital per grantee for each year. The exercise price of the options is equal to the closing market price of the shares at the day preceding the grant date. The options are blocked over three years from grant date, and become exercisable in three equal portions at the end of each year during said three-year period.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

3)	Royalty commitments

The Company and some of its subsidiaries are committed to pay the Government of Israel royalties on revenues derived from certain products, the research and development of which, is partly financed by royalty-bearing Government participations. These funding programs are managed by the Israeli government within the jurisdiction of The Ministry of Commerce and Industry and specifically by the Office of the Chief Scientist. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed, the Company is not obligated to pay any such royalties. Under the terms of these funding programs, royalties of 2%-3.5% are payable on sales of products developed under such funding programs, up to 100%-150% of the amount of funding received (dollar linked and bearing annual interest at the LIBOR rate). Payment of royalties on account of development projects funded as above is conditional upon the ability to generate revenues from products developed under such projects. Accordingly, the Group is not obligated to pay any royalties on account of funded projects, which fail to generate revenues.

As of December 31, 2004, the maximum royalty amount payable by the Group on account of projects funded under the Office of the Chief Scientist is $3,864,000.

b.	Contingent liabilities

Law suits against the Company and its subsidiaries:

1)	In August 2000, the Company, together with its subsidiary P.O.S. (Restaurant Solutions) Ltd. (“PRS”), filed a claim with the Tel-Aviv District Court for injunctions, accounting records and damages (evaluated, for the purpose of computing court fees, at NIS 3,000,000, or approximately $660,000) against two former employees and directors of PRS who currently own the minority interest in PRS. This claim alleges that the defendants caused the Company severe damages due to the manner of their conduct as employees and directors of PRS and by developing software that infringed on the Company’s rights. In January 2003, upon motion of the defendants, the District Court transferred the case to the Tel-Aviv District Labor Court. The Company has filed an appeal with the Supreme Court of Israel to reverse this decision. On November 2004, the Supreme Court ruled that some of the causes of action within the claim are under the Tel-Aviv District Court jurisdiction and some are under the Tel-Aviv District Labor Court Jurisdiction

The parties have agreed on a joint proceeding arrangement according to which the abovementioned suits would be filed only after a decision of the District Court would be granted whether to recognize the claim described hereinafter as a derivative claim.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

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

The Tel-Aviv District Court has ruled in October 2003 that initially a ruling should be made in regard to the recognition of the minority shareholders claim as a derivative claim. In March 2005, the Tel-Aviv District Court has ruled against the recognition of the above claim as a derivative claim.

In July 2002, directors of PRS appointed by the minority shareholders filed a motion in the Tel-Aviv District Court against PRS and its other directors, requesting a court order to disclose certain information that will enable them to establish the sum of a debt claimed by the Company from PRS. Following the Company’s motion to be added to this suit, the District Court accepted the motion and added the Company. The Company filed a motion to dismiss the suit, however a decision was not yet granted.

Another claim filed by one of the minority shareholders in August 2000, in regard to compensation and leave redemption is still pending in the Tel-Aviv District Labor Court.

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

An additional legal claim filed against R.C.S. prior to its acquisition by the Company, by a dealer who sold one of R.C.S.‘s products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

3)	In December 2002, a legal claim for the total amount of approximately $240,000 was filed against the Company’s subsidiary PalmPoint, by a local customer. The claim alleges damages caused by services and products not duly provided by PalmPoint. In February 2003, PalmPoint filed a statement of defense that rejects the claim in its entirety.

The management of PalmPoint is of the opinion that PalmPoint has meritorious defenses against the claims. No provision has been made in these consolidated financial statements in respect of this claim.

4)	In October 2003, Leumi Card Ltd. (“Leumi Card”), by letters addressed to StoreAlliance and its directors, complained that StoreAlliance breached an understanding it allegedly had with Leumi Card in regard to the execution of a transaction involving an investment by Leumi Card in StoreAlliance and further business cooperation between the parties. To date, no legal procedures have been instituted against StoreAlliance in connection with this claim. Based on the advice of the Company’s legal counsel, the management of the Company is of the opinion that the Company has meritorious defenses against the claim. At this stage the Company’s management and legal counsel are unable to estimate the outcome of this complaint. Furthermore, the management of the Company believes that the claim will not have a material effect on its financial statements. No provision has been made in these consolidated financial statements in respect of this claim.

In addition, in November, 2003, Leumi Card filed a legal claim against Cell-Time – an associated company, alleging that Cell-Time has breached an understanding it had with the claimant regarding business cooperation between the parties and in addition that Cell-Time conducted negotiations in regard to the above cooperation with the claimant, in an improper manner. Furthermore, Leumi Card requested the court to enforce a draft contract exchanged between the parties as a binding agreement and to cancel an agreement pursuant to such business cooperation signed by Cell-Time with a third party. In January 2004, the parties agreed in court to continue negotiations in regard to further business cooperation and the claimant withdrew its claim without prejudice. To date, no additional proceedings have been exercised against Cell-Time in this context.

5)	The Company and its subsidiaries are parties to several other claims filed against them by former customers and service providers. These claims are of sums which are not material both individually and on a cumulative basis.

c.	Pledges

A certain bank account containing marketable securities totaling as of December 31, 2004 approximately $ 3.7 million, is pledged to secure any bank credit, including but not limited to loans, given by the bank in which this account is operated.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Under a prospectus dated April 28, 2004, an amount of 3,450,000 Ordinary Shares of NIS 1.00 par value of the Company were issued on May 4 and May 7 in a public offering (the “offering”), in the United States for $18 per share. The net proceeds to the Company of $58,857,000 are net of 5.5% underwriting discount, and net of offering expenses.

2)	As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

b.	Option plans:

1)	Company's Option plans

On March 5, 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (the “Second 1998 Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options were to be granted to employees, directors and consultants of the Company, to purchase ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one ordinary share at grant date. Unless terminated earlier, the options will expire starting from 2005 through June 2008. These options vest over the period of 0 – 3.5 years.

As of December 31, 2004, 786,156 options remained available for grant under the Second 1998 Plan.

Through December 31, 2004, 2,165,825 options had been exercised under the Second 1998 Plan at exercise prices ranging between $ 7.125 and $ 16.43.

On May 10, 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements beginning in May 2004 through May 2014. These options vest over the period of 0 – 3.5 years.

As of December 31, 2004, the Company had granted 600,000 options under the Israeli Plan. Through December 31, 2004, no options had been exercised under the Israeli Plan.

Compensation expense in respect of the CEO entitlement to options as from July 1, 2002 through July 2004, due to the CEO’s change in employment status from an employee to a service provider, is determined based on the fair value of the options. Total expenses in 2004, 2003 and 2002 in respect of these options were $148,000, $ 307,000 and $ 65,000, respectively.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Following is a summary of the status of the option plans:

	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options outstanding at
beginning of year	2,993,913	14.19	3,837,329	13.36	3,963,655	13.36
Changes during the year:
Granted - at market value	1,179,767	18.98	259,499	8.87	147,112	15.43
Exercised	(897,009)	11.11	(963,415)	9.69	(273,438)	7.41
Forfeited or expired	(628,652)	26.98	(139,500)	10.11

Options outstanding at end of
year	2,648,019	15.06	2,993,913	14.19	3,837,329	13.86

Options exercisable at year-end	1,765,008	13.49	2,246,396	15.83	2,293,663	14.94

Weighted average fair value of
options granted during the
year		* 6.59		* 2.68		*4.54

*	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2004	2003	2002

Dividend yield	0%	0%	0%
Expected volatility	27.99%-42.62%	52.71%	37.88%-54.71%
Risk free interest rate	2%-3%	2%	2%-7%
Expected holding period (in
years)	3-4	3	1-3

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS' EQUITY (continued):

The following table summarizes information about options under the Company's plans outstanding at December 31, 2004:

Exercise price U.S.$	Number outstanding at December 31, 2004	Number exercisable at December 31, 2004	Weighted average remaining contractual life (in years)

8.75	82,505	12,839	3.33
9.01	80,000		2.00
10.00	252,766	252,766	3.33
11.01	548,478	547,978	0.75
11.53	30,000	20,000	1.25
14.88	435,466	435,466	3.33
16.43	39,037		1.00
16.52	50,000	16,667	3.50
18.56	1,000,000	333,333	3.50
23.19	129,767		3.00

	2,648,019	1,619,049

2)	Stock option plan of subsidiaries:

a.	On December 4, 2000, a subsidiary’s board of directors approved an employee stock option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 ordinary shares, NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of 270,000 options to be granted to some of the Company’s and of the subsidiary’s employees. in addition within the context of an investment agreement signed on December 31, 2000, additional 90,000 options to purchase 90,000 NIS 0.01 par value, were granted to this investor. Virtually all of the above mentioned options vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, (in cases where the optionee is an employee of the company or its subsidiary – provided that the employee is still the subsidiary’s or the Company’s employee). In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant.
The rights conferred by ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date, will expire.
The fair value of each option grant is between $2-$4 estimated on the date of grant under the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 50%; risk free interest rate of 2.25%; and weighted expected life of 3 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

During 2001, the subsidiary granted the said 270,000 options partly at an exercise price per share of $ 0.01, and to one employee at an exercise price of $5.55. Through December 31, 2004, 36,078 of these options were forfeited.

The compensation (income) expenses attributable to the Subsidiary’s Plan – in accordance with the provisions of APB 25 – that have been charged against income in the years ended December 31, 2004, 2003 and 2002 were $ 81,000, $ (63,000) and $ 53,000, respectively.

On November 23, 2004, the above subsidiary’s board of directors approved an additional employee stock option plan (the “Subsidiary 2004 Plan”). Pursuant to the Subsidiary 2004 Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31 2004, to certain employees of the subsidiary all subject to the taxation route for grants under Section 102 of the Income Tax Ordinance [New Version], 1961. All options granted under the Subsidiary 2004 Plan bear an exercise price of $5.55 and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of the Company or its subsidiary – provided that the employee is still employed by the subsidiary or the Company at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant.

b.	On December 1, 2004, the board of directors of an Additional Subsidiary approved an employee stock option plan (the “Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, up to 1,500,000 options to purchase up to 1,500,000 shares of the Additional Subsidiary, can be granted to its employees, officers and other service provider providing services to the Company or any Affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a Limited Liability Company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Accordingly, on December 14, 2004 the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of Affiliates. The options granted bear an exercise price of $ 0.3748, which reflects the market value per share according to the management valuation. In addition, these options vest seven years from grant and have full vesting upon an Initial Public Offering or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. The plan shall terminate ten years from the grant date.

c.	Dividends:

1)	In the event that cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

2)	As of December 31, 2004, the distribution of $ 15 million from the retained earnings as cash dividends would subject the Company to a 25% income taxes on the amount distributed. The retained earnings are otherwise exempt from the 25% income taxes, due to the Company’s approved enterprise status. Consequently, the amount of profits available for distribution will be reduced by the amount of the tax levied. See also note 10g(5).

NOTE 10 – TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Tax rates:

a)	The income of the Company and its Israeli subsidiaries (other than income from “approved enterprises”, see b. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years, on the deferred tax balances of the amendment to the law, is included under the item “taxes on income” in the statements of income – see note h(2) below.

Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

b.	Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the U.S. – tax rate of 43%. Company incorporated in Italy – tax rate of 33%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

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

The Company has seven approved enterprises and one of its Israeli subsidiaries has two approved enterprise.

Income derived from the approved enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

As of December 31, 2004, the periods of benefits relating to five of the approved enterprises of the Company have already expired, The periods of benefits relating to its other approved enterprises will expire in 2005 and 2009. The period of benefits relating to the approved enterprises of the Company’ Israeli subsidiary has not yet commenced (it is restricted to the year 2013).

In the event of distribution of cash dividends from income which was tax exempt as above, the companies would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see h(5) below and note 9c(2)).

2)	Accelerated depreciation

The companies are entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five tax years of the operation of these assets.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

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

c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law 1985 (the “Inflationary Adjustments Law”)

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis, causes a difference between taxable income and income reflected in these financial statements. Paragraph 9(f) of FAS No. 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

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

e.	Tax rates applicable to income from other sources

Income of the Company and its Israeli subsidiaries, not eligible for approved enterprise benefits for each of the years ended December 31, 2004, 2003 and 2002, is taxed at the regular rate of 35%, 36% and 36%, respectively.

f.	Carryforward tax losses

Carryforward tax losses of certain subsidiaries as of December 31, 2004 and 2003 aggregate approximately $9,383,000 and $ 5,005,000, respectively.

Under the Inflationary Adjustments Law, carryforward tax losses related to the Israeli subsidiaries are linked to the Israeli CPI.

Carryforward tax losses in Israel may be utilized indefinitely.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

At December 31, 2004, the U.S. subsidiary had net operating loss carryforwards of approximately $ 4.5 million (federal) and approximately $ 3.6 million (state) available to offset future taxable income, which expire, in varying amounts, beginning in 2024 and 2006 respectively.

g.	Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance, are as follows:

	December 31
	2004	2003
	U.S. $ in thousands

1) Provided in respect of the following:
Provisions for employee rights	564	597
Share issuance expenses	648
Carryforward tax losses	3,395	1,786
Doubtful accounts	837	632
Research and development	2,559	2,077
Other	710	345

	8,713	5,437
L e s s- valuation allowance	(2,432)	(1,527)
Depreciable fixed assets	(333)	(222)
Tax deductible goodwill	(530)

	5,418	3,688

2) The deferred taxes are presented in the balance sheets as follows:

	December 31
	2004	2003
	U.S. $ in thousands

As a current asset	3,650	2,402
As a non-current asset	1,768	1,286

	5,418	3,688

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 22%- 43%.

5)	As stated in b. above, part of the income of the Company’s and a certain Israeli subsidiary income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2004 and 2003, been distributed as dividends is approximately $ 3.7 million and $ 3.5 million, respectively.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

1) Income (loss) before taxes on income:
Israeli	6,500	8,829	(598)
Non-Israeli	1,186	1,892	7,882

	7,686	10,721	7,284

2) Income taxes included
in the income statements:
Current:
Israeli	1,536	2,520	2,328
Non-Israeli	152	1,280	530

	1,688	3,800	2,858

In respect of previous years - current
Israeli	279	1,436
Non- Israeli	(139)	(239)

	140	1,197

Deferred:
Israeli	(299)	(2,320)	(310)
Non-Israeli	309	(38)	(445)

	10	(2,358)	(755)

	1,838	2,639	2,103

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2004-35% and 2003, 2002-36%) and the actual tax expense:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

Income before taxes on income, as reported
in the income statements	7,686	10,721	7,284

Theoretical tax expense	2,690	3,860	2,622
L e s s - tax benefits arising from
approved enterprise status	590	1,147	911

	2,100	2,713	1,711
Increase (decrease) in taxes resulting from permanent
differences:
Disallowable deductions	421	249	1,268
Tax exempt income	(74)	(448)	(738)
Increase (decrease) in taxes resulting from different tax
rates for non - Israeli subsidiaries	(12)	128	98
Changes in valuation allowance	976	509	(647)
Taxes on income adjustments from previous years	(82)	(291)
Other, mainly differences between the basis of
measurement of income reported for tax purposes and
the basis of measurement of income for financial
reporting purposes - net, see b. above	(1,491)	(221)	411

Taxes on income for the reported years	1,838	2,639	2,103

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2001. Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 2002. Kochav Orion Advertising and Information Ltd, Orlan Orion Systems Ltd and “PRS” received final assessments through the year ended December 31, 1999. Unit S.p.A. received final assessments through the year ended December 31, 1999. The other subsidiaries have not been assessed since incorporation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2004
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	693	16,548	13,563

Liabilities	671	15,808	11,928

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31
	2004	2003
	U.S. $ in thousands

a. Accounts receivable:
1) Trade:
Open accounts	29,553	23,754
Less - allowance for doubtful
accounts	3,154	2,778

	26,399	20,976

2) Other:
Israeli Government departments
and agencies	238	167
Employees	342	224
Prepaid expenses	1,356	957
Sundry	744	465

	2,680	1,813

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Marketable securities:

1)	The amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value
	U . S . $ i n t h o u s a n d s

At December 31:
2004	17,181	298	(64)	17,415

2003	7,570	178	(118)	7,630

The bonds mature as follows:

U.S. $ in thousands

2005	11,056
2006	3,976
2007	754
2008 and thereafter (through 2010)	1,395

17,181

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2004	2003
	U.S. $ in thousands

Among current assets:
Trading	3,275	984
Held to maturity bond securities	11,056	4,051

	14,331	5,035
As a non-current asset	6,125	3,519

	20,456	8,554

3)	As to pledges on securities, see note 8c.

c.	Lines of credit

The Company, through its U.S. subsidiaries, has several lines of credit totaling $3,000,000. Interest is payable monthly at the prime rate. The total amount drawn down under these lines of credit, as of December 31, 2004, amounted to $ 2,000,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Long-term receivables:

1)	Long-term receivables are composed as follows:

December 31, 2004
U.S. $ in thousands

Long-term loans to employees	197
Long-term trade receivables	3,642
Less - Unamortized discount*	(247)

3,592

*	The discount is based on imputed interest of 4%.

2)	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.
Loans granted by a U.S. subsidiary are granted and collected in dollars, bear an annual interest of 4% and are payable up to five years from the date of grant.

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Concentrations of credit risks – allowance for doubtful accounts

All of the Group’s cash and cash equivalents, and marketable securities as of December 31, 2004 and 2003 were deposited with major Israeli, U.K., U.S. ,Italian and Australian banks and with an investment management firm. Such securities represent mainly highly rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

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

The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates. The amounts funded in respect of employee rights are stated at fair value.
As to the fair value of derivatives, see c. below. As to the fair value of marketable securities, see note 12b.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

c.	Derivative financial instruments

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133.

During 2004, the Company entered into three foreign currencies forward contracts for conversion of pounds sterling, Euro and Israeli currency into a notional amount in dollars of approximately $ 5.9 million. These contracts were rolled over few times during 2004 and are still outstanding as of December 31, 2004.

The fair value of the open contract as of December 31, 2004 is $130,000 and reflects the estimated amounts that the Group would pay to terminate the contract at the reporting date, which was charged to financial expenses.

NOTE 14 – SEGMENT INFORMATION:

a.	The Company conducts business globally and is managed geographically. The Company and its subsidiaries reportable segments are strategic business units, which are distinguished by the geographical areas in which they generate revenues, based on the location of customers.
The Company evaluates performance based on the revenues presented for each geographical segment. Segment assets information is not given, since the Company does not evaluate performance based on such assets. Based on the criteria above, the Company has the following reportable segments: Israel, U.S. and International.

Geographic segments:

Summarized financial information by geographic segment, for 2004, 2003 and 2002 is as follows:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

Revenues:
U.S	79,678	62,621	48,833
Israel	11,533	11,559	9,656
International*	33,149	17,877	17,964

Total revenue	124,360	92,057	76,453

* The international segment
includes revenues from
customers in Europe	22,769	13,681	15,368

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

b.	Enterprise-wide disclosure

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31
	2004	2003
	U.S. $ in thousands

Israel	7,579	7,691
U.S.	2,505	2,411
International	323	27

	10,407	10,129

As for goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues

In the years ending December 31, 2004, 2003 and 2002 no customer generated revenues in excess of 10% of the Group’s total revenues.

NOTE 15 – SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses – allowance for doubtful accounts:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

The changes in allowance for doubtful
accounts are composed as follows:
Balance at beginning of year	2,778	1,367	449
Increase during the year	1,256	1,822	1,858
Bad debt written off	(880)	(411)	(940)

Balance at end of year	3,154	2,778	1,367

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA (continued):

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

b. Financial income (expenses) - net:
Realized gain on marketable
securities - net	100	18	150
Non-dollar currency gains (losses) - net	218	374	(264)
Interest and bank commissions - net	(233)	(487)	(385)

	85	(95)	(499)

c. Other general income (expenses) - net:
Gain (loss) on sale of property and equipment	15	(62)	(36)
Gain on sale of dealership activity			1,079

	15	(62)	1,043

d. Earnings per share ("EPS"):

Following are data relating to the nominal value of shares - basic and diluted used in the purpose of computation of EPS:

	2004	2003	2002
	Number of shares in thousands

Weighted average number of shares
issued and outstanding- used in
computation of basic earning per share	15,746	12,323	11,902
Add incremental shares from assumed
exercise of options	806	760	493

Weighted average number of
shares used in computation
of diluted earnings per share	16,552	13,083	12,395

Exhibit

Retalix Ltd.
Details of subsidiaries and associated company
As of December 31, 2004

Retalix Holdings Inc. – a U.S. Corporation, wholly controlled and owned. Established in 2002.

Retalix U.S.A, Inc., formerly Store Point Inc. – a U.S. Corporation, wholly controlled and owned, Established in 1996.

Retail Control Systems Inc. (R.C.S.) – a U.S. Corporation, wholly controlled and owned Acquired in September 2000.

BASS Inc.- a U.S. Corporation, wholly-controlled and owned by Retalix U.S.A Acquired in September 2001.

StoreNext Retail Technology LLC – 50.01% controlled and owned. Established in 2002.

Net Point Ltd.- 95% controlled and owned (from June 2000 through October 2001 – 75.85%).

P.O.S. (Restaurant Solutions) Ltd. (“PRS”) – 69% controlled and owned (established in 1996).

Palm Point Ltd – 100% controlled and owned (From April 2002 through February 2003 -96.18% (from March 2001 through September 2001 – 86.48%, from September 2001 through November 2001 – 88.64% and from November 2001 through April 2002 – 93.18%).

Tamar Industries M.R Electronics 1985 Ltd. - 100% controlled and owned Acquired in 1999.

Store Alliance.Com Ltd. (“Store Alliance”) – 51.5% controlled and owned (from April 2001 through November 1,2003- 59.1%, from January 1, 2001 through April 2001 – 66.7%).

Kochav Orion Advertising and Information Ltd. - wholly controlled and owned. Acquired in September 2000.

Orlan Orion Systems Ltd. – wholly controlled and owned. Acquired in September 2000.

Store Next Ltd. – wholly controlled and owned by Store Alliance. Established in November 2001.

TradaNet Electronic Commerce Services Ltd. ("Tradanet Ltd.") - wholly-controlled and owned by Store Alliance. Acquired in April 2001.

IREX Israel Retail Exchange Ltd. – wholly controlled and owned by Store Alliance. Established in September 2001.

Retalix (UK) Limited – a U.K. Corporation, wholly controlled and owned. Established in May 2000 and commenced operations in September 2000.

Retalix SA PTY Ltd. – a South Africa Corporation, wholly controlled and owned. Established in March 2001.

Retalix Australia PTY Ltd- an Australian corporation, wholly controlled and owned. Established in July 2001 and commenced operations in April 2003.

Retalix France SARL – wholly controlled and owned. Established in October 2004.

Cell–Time Ltd. – an Israeli corporation, 33% controlled and owned by Store Alliance Israel. Established in March 2003, and commenced operations in April 2003.

OMI International Inc. – a U.S. Corporation, wholly controlled and owned. Acquired in January 2004.

DemandX Ltd. – wholly controlled and owned by Store Alliance. Acquired in January 2004.

Unit S.p.A. – wholly controlled and owned. 51% acquired in September 2004 and another 49% acquired in December 2004.

Retail College StoreNext Ltd. – 67% controlled and owned by Store Alliance. Established in September 2004.

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

/s/ Nation Smith Hermes Diamond San Diego, California March 31, 2004

Report of Independent Registered Public Accounting Firm

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheet of Retalix Holdings, Inc. and Subsidiaries ("the Company") (see Note 1 to the consolidated financial statements) as of December 31, 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We did not audit the financial statements of StoreNext Retail Solutions, LLC, a majority-owned subsidiary, whose statements reflect total assets of approximately $6,973,000 as of December 31, 2004, and total revenues of approximately $26,831,000 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StoreNext Retail Solutions, LLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Nation Smith Hermes Diamond March 7, 2005 San Diego, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CELL-TIME LTD.

        We have audited the accompanying balance sheet of Cell-Time Ltd. (“the Company”) as of December 31,2004 AND 2003, and the related statement of income , , shareholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the standards of the public company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. . An audit also includes examining on a test basis, evidence supporting the amounts and disclosures’ in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, , and the results of its operations and its cash flows for the year ended December 31, 2004 and for the nine months ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
January 23, 2005	A Member of Ernst & Young Global