Form 20-F/A
period 2004-12-31
RETALIX LTD
filed 2006-07-25
CIK 1064060

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
For the transition period from _________ to _________

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

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

YES  ☐           NO ☒

If this report is an annual or transition report, indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

YES  ☐           NO ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days:

YES  ☒           NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐          Accelerated Filer ☒          Non-Accelerated Filer ☐

Indicate by checkmark which financial statements the registrant has elected to follow:

ITEM 17 ☐           ITEM 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐           NO ☒

EXPLANATORY NOTE

          We are filing this Amendment No. 1 to our Annual Report on Form 20-F/A to reflect a restatement of our consolidated financial statements for the year ended December 31, 2004. These restatements correct revenue recognized in the fourth quarter of 2004 in connection with a certain multi- element transaction involving a software license and a maintenance arrangement, where the amount allocated to maintenance revenues were previously recognized based on deployment progression. The impact of this restatement, is a reduction of revenues from product sales and a reduction of tax expense related to the above correction. The primary effects of the restatement are to reduce our previously reported net income for 2004 of $5.96 million to $4.84 million and our previously reported retained earnings of $36.03 million to $34.91 million (see Note 1a to our consolidated financial statements included elsewhere in this annual report for further discussion of the changes).

          In addition to the restated consolidated financial statements, which begin on page F-1 hereof, we have also revised Items 3, 5, 15, 18 and 19, in order to reflect the effects of this restatement. Except with respect to these matters, this amended report does not reflect events occurring after the filing of the original Form 20-F on March 22, 2005. The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

1

1

PART I

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 set forth below have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, and reflects the restatement of our results of operations for the year ended December 31, 2004. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 -- Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2002, 2003 and 2004 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,

	2000	2001	2002	2003	2004*

	(in thousands, except per share data)

Consolidated statement of income data
Revenues:
Product sales	$22,457	$34,333	$47,280	$58,432	$77,494
Services and projects	13,613	24,953	29,173	33,625	45,460

Total revenues	36,070	59,286	76,453	92,057	122,954

Cost of revenues:
Cost of product sales	4,916	7,135	11,970	16,576	23,246
Cost of services and projects	4,328	8,781	10,141	12,440	18,890

Total cost of revenues	9,244	15,916	22,111	29,016	42,136

Gross profit	26,826	43,370	54,342	63,041	80,818

Operating expenses:
Research and development expenses-net	(12,063)	(14,571)	(17,036)	(18,344)	(34,096)
Selling and marketing expenses	(9,864)	(14,506)	(18,111)	(21,542)	(24,798)
General and administrative expenses	(6,881)	(12,017)	(12,455)	(13,345)	(15,944)
Other general income (expenses)–net	20	17	1,043	(62)	15

Total operating expenses	(28,788)	(41,077)	(46,559)	(53,293)	(74,823)

Income (loss) from operations	(1,962)	2,293	7,783	9,748	5,995
Financial income (expenses)-net	140	(365)	(499)	(95)	85
Gain arising from issuance of shares by a subsidiary and an associated company	–	2,877	–	1,068	200
Other expenses	–	(501)	–	–	–

Income (loss) before taxes on income	(1,822)	4,304	7,284	10,721	6,280
Taxes on income	(124)	(706)	(2,103)	(2,639)	(1,553)
Share in losses of an associated company	–	–	–	(90)	(137)
Minority interests in losses of subsidiaries	145	166	524	288	247

Net income (loss)	$(1,801)	$3,764	$5,705	$8,280	$4,837

Earnings (loss) per share:
Basic	$(0.16)	$0.33	$0.48	$0.67	$0.31

Diluted	$(0.16)	$0.31	$0.46	$0.63	$0.29

Weighted average number of shares used in computation:
Basic	10,916	11,472	11,902	12,323	15,746
Diluted	10,916	12,153	12,395	13,083	16,552

*	Restated, see note 1a to our restated consolidated financial statements included elsewhere in this amendment to annual report on Form 20-F/A.

	Year ended December 31,

	2000	2001	2002	2003	2004*

	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$14,546	$9,200	$28,410	$46,093	$91,413
Working capital	28,989	29,101	27,250	45,786	97,963
Total assets	72,942	92,749	98,296	121,122	209,952
Total debt	19,003	19,942	15,913	13,745	13,859
Shareholders’ equity	41,829	48,779	56,528	75,646	156,171

*	Restated, see note 1a to our restated consolidated financial statements included elsewhere in this amendment to annual report on Form 20-F/A.

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

          Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control. These factors include, among others:

          the size, timing, terms and fluctuations of customer orders and rollout schedules;

          the long sales cycle associated with certain of our software products;

the deferral of customer orders in anticipation of new software products or services from us or our competitors;

changes in pricing by us or our competitors;

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

the ability of the new platforms achieve market acceptance; and

the continued commitment of suppliers to enhancing and marketing the new platforms.

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

appeal to larger retailers who have multiple divisions requiring multiple implementation projects; require the execution of implementation procedures in multiple layers of software;

offer a retailer more deployment options and other configuration choices; and

may involve third party integrators to change business processes concurrent with the implementation of the software.

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

          In January 2004, we acquired OMI International, Inc., or OMI based in the United States, as well as DemandX Ltd., an Israeli corporation. Shortly thereafter we acquired the supply chain management distribution activities of OMI International Ltd. based in the United Kingdom. In August 2004, we acquired UNIT S.p.A. based in Italy. We intend to make future strategic acquisitions of complementary companies, products or technologies. These acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving OMI and the activities of OMI International Ltd. Acquisitions involve numerous risks, including:

problems combining the acquired operations, technologies or products;

unanticipated costs or liabilities;

diversion of management’s attention;

adverse effects on existing business relationships with suppliers and customers;

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

rapid technological advances in hardware and software development;

evolving standards in computer hardware, software technology and communications infrastructure;

changing customer needs; and

frequent new product introductions and enhancements.

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

the potential cancellation of orders based on customers’ changing budgetary constraints;

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

          The information provided in our e-market and ASP applications could contain inaccuracies. Dissatisfaction of the providers of this information or our customers with inaccuracies could materially adversely affect our ability to attract suppliers and new customers and retain existing customers. In addition, we may face potential liability for inaccurate information under a variety of legal theories, including defamation, negligence, copyright or trademark infringement and other legal theories based upon the nature, publication or distribution of this information. Claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims. The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

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

potentially weak protection of intellectual property rights;

economic and political instability;

import or export licensing requirements;

trade restrictions;

difficulties in collecting accounts receivable;

longer payment cycles;

unexpected changes in regulatory requirements and tariffs;

seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

fluctuations in exchange rates; and

potentially adverse tax consequences.

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

the judgment is enforceable in the state in which it was given;

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

shortfalls in our operating results from levels forecast by securities analysts;

announcements concerning us or our competitors;

changes in pricing policies by us or our competitors;

general market conditions, and changes in market conditions in our industry; and

the general state of the securities market.

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

          Highlights since the beginning of 2004 include:

          •          We acquired OMI, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.5 million, including related transaction expenses. This acquisition was concluded on January 2, 2004. As part of the acquisition, we retained 67 of OMI’s employees. The purpose of the acquisition of OMI was to enable us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. As expected, we incurred significant expenses in developing a next-generation, web-based version of OMI’s applications and in integrating these applications with ReMA, our web-based enterprise application suite.

          •          We announced numerous new customer agreements, including French-based Mousquetaires-Intermarche, Tesco (BackOffice systems for sites across the United Kingdom, Europe and Asia), Alon USA, Drug-Eleven in Japan and Lotus Supermarkets in China. These new customers in Europe and Asia represent the realization of our strategy to expand our business to new retail markets around the globe.

          •           We continued to expand our sales in the United States, where revenues grew by 27% in 2004 as compared to 2003. International sales (all other countries, excluding Israel) were $33.1 million in 2004, a growth of 85% in comparison to 2003, as we added new customers and continued to penetrate new international markets.

          •          We increased our investment in research and development, net by 86% to $34.1 million in 2004, reflecting significant investments in integrating our recently acquired warehouse management systems into the ReMA suite of applications, as well as in developing next-generation applications and web-based architectures targeted to the needs of both large supermarket and convenience store chains and independent retailers. This increase is also a result of our efforts in developing new versions of our products and solutions based on new platforms such as the Microsoft .Net platform and the J2EE platform. We intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation.

          •          We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $59 million.

          •          We acquired UNIT, a supplier of specialized software and hardware solutions for the food and petrol retail industries in Italy and Europe. As part of the acquisition, we retained UNIT’s 59 employees.

Restatement of financial statements

          We have restated our consolidated financial statements for the year ended December 31, 2004 to correct revenue recognized in connection with a certain multi- element transaction involving software license and a maintenance arrangement, where maintenance revenues were previously recognized based on deployment progression. The impact of this correction is a reduction of revenues from product sales of $1,406,000. The restatement also includes the tax effect of the above correction which is a reduction of tax expense amounting $285,000.

          The effect of the restatement on the Company’s net income for the year ended December 31, 2004 and retained earnings as of December 31, 2004, is shown below:

	Year ended December 31, 2004	Year ended December 31, 2004

	U.S. $ in thousands (except per share data)

Net income – as reported	5,958	2,058
Effect of restatement, net	(1,121)	(1,121)

Net income – as restated	4,837	937

Earnings per share:
Basic – as reported	0.38	0.12
Effect of restatement, net	(0.07)	(0.07)

Basic - restated	0.31	0.05

Diluted – as reported	0.36	0.11
Effect of restatement, net	(0.07)	(0.07)

Diluted - restated	0.29	0.04

December 31, 2004

U.S. $ in thousands

Shareholder’s equity – retained earnings – as reported	36,031
Effect of restatement, net	(1,121)

Shareholder’s equity – retained earnings – as restated	34,910

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

Product Sales

          Product sales primarily consist of the sale of software through license agreements with direct customers, distributors and dealers. Sales to Tier 3 and Tier 4 retailers are occasionally bundled with hardware provided by third parties. We recognize revenues from sales of our products when delivery has occurred, when the sales price is fixed or determinable, when our ability to collect payment is probable and when we have no material obligations remaining under the sales agreements. We recognize revenues from transactions involving resellers when the products are delivered to the resellers, and if in specific cases there are arrangements such as rights of return, when the products are delivered to end users. In addition, we recognize revenues under agreements for the sale of a specified number of software licenses over the terms specified in such arrangements.

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

Operating Results

          The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,

	2002	2003	2004*

Revenues:
Product sales	61.8%	63.5%	63.0%
Services and projects	38.2	36.5	37.0

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	15.7%	18.0%	18.9%
Cost of services and projects	13.2	13.5	15.4

Total cost of revenues	28.9%	31.5%	34.3%

Gross profit	71.1%	68.5%	65.7%
Operating expenses:
Research and development expenses, net	(22.3)%	(19.9)%	(27.7)%
Selling and marketing expenses	(23.7)	(23.4)	(20.1)
General and administrative expenses	(16.3)	(14.5)	(13.0)
Other general income (expenses) – net	1.4	(0.1)

Total operating expenses	60.9%	57.9%	60.8%

Income from operations	10.2	10.6	4.9
Financial income (expenses), net	(0.7)	(0.1)
Gain arising from issuance of shares by a subsidiary and an associated company		1.1	0.2

Income before taxes on income	9.5%	11.6%	5.1%
Taxes on income	(2.7)	(2.9)	(1.3)
Share in losses of an associated company		(0.1)	(0.1)
Minority interests in losses of subsidiaries	0.7	0.3	0.2

Net income	7.5%	8.9%	3.9%

*	Restated, see note 1a to our restated consolidated financial statements included elsewhere in this amendment to annual report on Form 20-F/A.

Comparison of 2002, 2003 and 2004

Revenues

	Year ended December 31,			% Change	% Change
	2002	2003	2004*	2003 vs. 2002	2004 vs. 2003
	(U.S. $ in millions)

Product sales	$47.3	$58.5	$77.5	24%	33%
Services and projects	29.2	33.6	45.5	15%	35%

Total revenues	$76.5	$92.1	$123.0	20%	34%

*	Restated, see note 1a to our restated consolidated financial statements included elsewhere in this amendment to annual report on Form 20-F/A.

          During 2004, our revenues increase resulted from an increase in sales to U.S. and international customers in Europe and Asia, both in the grocery and convenience store sectors. The increase in revenue from sales to U.S. customers constituted 55% of the total increase in sales during 2004 in comparison to 2003. The increase in revenue from sales to international customers constituted 45% of the total increase in sales during 2004 in comparison to 2003. Revenues from sales in the Israeli market were consistent with those achieved during 2003. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers.

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

          Research and Development Expenses, Net. During 2004, we increased our research and development expenses by 86% in comparison to 2003. As a percentage of revenues, these expenses rose to 28% in 2004 compared to 20% and 22% in 2003 and 2002, respectively. This significant growth reflects our considerable investments in integrating our recently acquired warehouse management systems into the ReMA suite of applications, and in developing next-generation applications and web-based architectures targeted to the needs of large supermarket and convenience store chains as well as independent retailers. This increase is also a result of our efforts in developing new versions of our products and solutions based on new platforms such as the Microsoft .Net platform and the J2EE platform. In 2003 and 2002 the growth of these expenses was primarily attributable to the development of our new ReMA applications. Although we believe that in 2004 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves.

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

Corporate Tax Rate

          The general corporate tax rate in Israel is 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. Our effective tax rate, however, was 24.6% in 2004, 24.6% in 2003, and 28.9% in 2002. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, with respect to our investment programs that were granted the status of approved enterprise under this law. Under our approved enterprise investment programs, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investment programs. We expect to continue to derive a portion of our income from our approved enterprise investment programs. We are also entitled to certain tax exemptions in connection with our approved enterprise investment programs. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

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

          Net Cash Provided by Operating Activities. Net cash provided by operating activities was approximately $6.2 million in 2004, primarily the result of net income of $4.8 million . Net cash provided by operating activities was approximately $11.7 million in 2003, primarily the result of net income of $8.3 million and an increase of $5.0 million in accounts payable and accruals, offset by a $2.9 million increase in accounts receivable due to growing sales and a $2.4 million decrease in deferred income taxes. Net cash provided by operating activities in 2002, was approximately $10.1 million, primarily the result of net income of $5.7 million and an increase of $4.5 million in accounts payable and accruals.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8

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

          The functional currency of UNIT and Cell-Time is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of UNIT are included in our consolidated financial statements translated into dollars in accordance with FAS 52 “ Foreign Currency Translation” of the FASB, or FAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders equity under “accumulated other comprehensive income (loss)”.

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

PART III

ITEM 15 – CONTROLS AND PROCEDURES

        In our initial Annual Report on Form 20-F for the year ended December 31, 2004, we reported that our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) were effective as of December 31, 2004. Subsequent to the filing of our initial Annual Report on Form 20-F for the year ended December 31, 2004, we determined that we were required to restate our previously issued financial statements for the year ended December 31, 2004 to correct the accounting treatment of revenue recognized in connection with a certain multi-element transaction involving a software license and a maintenance arrangement where maintenance revenues were previously recognized based on deployment progression. As a result of the review in 2006 that led to this restatement, we concluded that we did not properly recognize revenues in connection with this certain transaction.

        In connection with the restatement, our key corporate senior members of our management, including our chief executive officer and our chief financial officer, re-evaluated our disclosure controls procedures as of December 31, 2004. Based upon the re-evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2004 because at that time we did not have effective controls designed and in place to ensure that revenues relating to the multi-element transactions involving a software license and maintenance arrangement based on deployment progression were properly recognized and reported in accordance with generally accepted accounting principles. In order to address the failure to have effective controls designed and in place as described above, we have implemented stricter controls to insure more detailed reporting in advance to management and review by management of transactions with lower minimums of volume. We have also subsequently begun recruitment of additional qualified accounting personnel as well is improving our documentation of procedures, policies and controls as well as their actual implementation.

        There is no assurance that the disclosure controls and procedures will operate effectively under all circumstances. Nevertheless, our chief executive officer and our chief financial officer believe that with the implementation of these corrective actions, the controls and procedures will be effective so as to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rule and forms.

        There were no changes during the period covered by this annual report in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as discussed above in this Item 15, after the year ended December 31, 2004, in 2006, we began implementing new internal controls as described above.

ITEM 18 – FINANCIAL STATEMENTS

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 – EXHIBITS

(a)	Financial Statements

1. Report of Independent Registered Public Accounting Firm

2. Consolidated Balance Sheets

3. Consolidated Statements of Income

4. Statements of Changes in Shareholders’ Equity

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

7. Exhibit – Details of subsidiaries and associated company

8. Reports of Independent Auditors of Certain Associated Companies

(b)          Exhibits

Exhibit No.	Exhibit

*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
***4.3	Second 1998 Share Option Plan.
****4.4	2004 Israeli Share Option Plan.
*****8.1	Principal Subsidiaries of Retalix Ltd.
12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
15.2	Consents of Mayer Hoffman McCann P.C.
15.3	Consents of Nation Smith Hermes Diamond.
15.4	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

* Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2001, and incorporated herein by reference.

** Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

*** Previously filed as an exhibit to Retalix’s Registration Statement on Form F-1, dated July 10, 1998, and incorporated herein by reference.

**** Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated herein by reference.

***** Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2004, and incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

RETALIX LTD.

	By:	/s/ Barry Shaked

Date: July 21, 2006	Barry Shaked, President, Chief Executive Officer
and Chairman of the Board of Directors

	By:	/s/ Danny Moshaioff

Date: July 21, 2006	Danny Moshaioff, Chief Financial Officer

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

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 28.9% and 26.9% of total consolidated assets as of December 31, 2004 and 2003, respectively, and whose revenues constitute approximately 65.2%, 68.0% and 35.2% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. We did not audit the financial statement of a certain associated company, the company’s interest in which, as reflected in the balance sheets are approximately $119,000 and $53,000 as of December 31, 2004 and 2003, respectively, and the Company’s share of excess of loss over profits of which is a net amounts of approximately $ 137,000 and $90,000 for the years ended December 31, 2004 and 2003, respectively. The financial statements of the above subsidiaries and associated company were audited by other independent registered public accounting firms, whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those subsidiaries and associated company, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

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

As discussed in note 1a. to the consolidated financial statements, the Company has restated its 2004 consolidated financial statements

Tel-Aviv, Israel March 21, 2005, Except for Note 1a., as to which the date is July 21, 2006	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.)

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 11):
Cash and cash equivalents	91,413	46,093
Marketable securities (note 8c; 12b)	14,331	5,035
Accounts receivable (note 12a)
Trade	*26,024	20,976
Other	3,415	2,332
Inventories	755	1,053
Deferred income taxes (note 10g)	3,650	2,402

T o t a l current assets	139,588	77,891

NON-CURRENT ASSETS (note 11):
Marketable debt securities (note 12b)	6,125	3,519
Deferred income taxes (note 10g)	1,768	1,286
Long-term receivables (note 12d)	*2,561	998
Amounts funded in respect of employee rights upon
retirement (note 7)	4,553	3,733
Other	523	432

	15,530	9,968

PROPERTY, PLANT AND EQUIPMENT, net (note 3):	10,407	10,129

GOODWILL (note 4)	39,774	19,055

OTHER INTANGIBLE ASSETS, net of accumulated
amortization (note 4):	4,653	4,079

	209,952	121,122

*	Restated Note 1a

The accompanying notes are an integral part of the financial statements.

	December 31
	2004	2003
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 11):
Short-term bank credit	7,565	5,677
Current maturities of long-term bank loans (note 5)	4,801	3,368
Accounts payable and accruals:
Trade	10,251	5,138
Employees and employee institutions	5,122	4,882
Current maturities of other liabilities (note 6)	1,048	2,439
Other	*7,889	7,029
Deferred revenues	4,949	3,572

T o t a l current liabilities	41,625	32,105

LONG-TERM LIABILITIES (note 11):
Long-term bank loans, net of current maturities (note 5)	1,493	4,700
Employee rights upon retirement (note 7)	8,435	5,405
Other liabilities, net of current maturities (note 6)	259	1,149

T o t a l long-term liabilities	10,187	11,254

T o t a l liabilities	51,812	43,359

COMMITMENTS AND CONTINGENT LIABILITIES (note 8):

MINORITY INTERESTS	1,969	2,117

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 1.00
par value (authorized: 25,000,000
shares; issued and outstanding:
December 31, 2004 - 17,577,432 shares;
December 31, 2003 - 12,976,695 shares)	4,717	3,704
Additional paid in capital	116,277	41,864
Retained earnings	*34,910	30,073
Accumulated other comprehensive income	267	5

T o t a l shareholders' equity	156,171	75,646

	209,952	121,122

*	Restated, Note 1a

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2004*	2003	2002
	U.S. $ in thousands (except per share data)

REVENUES (note 14a):
Product sales	77,494	58,432	47,280
Services and projects	45,460	33,625	29,173

T o t a l revenues	122,954	92,057	76,453

COST OF REVENUES:
Cost of product sales	23,246	16,576	11,970
Cost of services and projects	18,890	12,440	10,141

T o t a l cost of revenues	42,136	29,016	22,111

GROSS PROFIT	80,818	63,041	54,342

OPERATING INCOME (EXPENSES):
Research and development expenses - net	(34,096)	(18,344)	(17,036)
Selling and marketing expenses	(24,798)	(21,542)	(18,111)
General and administrative expenses (note 15a)	(15,944)	(13,345)	(12,455)
Other general income (expenses) - net (note 15c)	15	(62)	1,043

T o t a l operating expenses	(74,823)	(53,293)	(46,559)

INCOME FROM OPERATIONS	5,995	9,748	7,783
FINANCIAL INCOME (EXPENSES), net (note 15b):	85	(95)	(499)
GAIN ARISING FROM ISSUANCE OF SHARES BY
A SUBSIDIARY AND AN ASSOCIATED
COMPANY (note 2f and 2g)	200	1,068

INCOME BEFORE TAXES ON INCOME	6,280	10,721	7,284
TAXES ON INCOME (note 10)	1,553	2,639	2,103

INCOME AFTER TAXES ON INCOME	4,727	8,082	5,181
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	137	90
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	247	288	524

NET INCOME	4,837	8,280	5,705

EARNINGS PER SHARE (note 15d):
Basic	0.31	0.67	0.48

Diluted	0.29	0.63	0.46

WEIGHTED AVERAGE NUMBER OF SHARES USED
IN COMPUTATION OF EARNINGS PER
SHARE - in thousands (note 15d):
Basic	15,746	12,323	11,902

Diluted	16,552	13,083	12,395

*	Restated – Note 1a.

The accompanying notes are an integral part of the financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	retained earnings	Accumulated other comprehensive income	Total
	U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2002	11,721	3,427	29,264	16,088		48,779
CHANGES DURING 2002:
Net income				5,705		5,705
Issuance of share capital in respect of acquisition of minority
interest in a subsidiary	5	1	*65			66
Issuance of share capital to employees resulting from exercise of options	267	55	*1,923			1,978

BALANCE AT DECEMBER 31, 2002	11,993	3,483	31,252	21,793		56,528
CHANGES DURING 2003:
Net income				8,280		8,280
Differences from translation of non dollar currency
financial statements of an associated company					5	5

Comprehensive income						8,285

Surplus arising from issuance of options granted to non-employee			368			368
Gain on issuance of share capital of a newly formed associated
company to a third party			69			69
Issuance of share capital in respect of acquisition of minority
interest in a subsidiary	13	3	*135			138
Issuance of share capital to employees resulting from exercise of options	971	218	*8,939			9,157
Tax benefits relating to employees and other option grants			1,101			1,101

BALANCE AT DECEMBER 31, 2003	12,977	3,704	41,864	30,073	5	75,646
CHANGES DURING 2004:
Net income				**4,837		4,837
Differences from translation of non dollar currency
financial statements of a subsidiary and associated company					262	262

Comprehensive income						5,099

Surplus arising from issuance of options granted to non-employee			217			217
Issuance of share capital in respect of acquisition of a subsidiary	254	57	5,942			5,999
Issuance of share capital to employees resulting from exercise of options	896	204	10,149			10,353
Issuance of share capital in a public offering net of $3,243,000 shares issuance cost	3,450	752	58,105			58,857

BALANCE AT DECEMBER 31, 2004, as restated	17,577	4,717	116,277	34,910	267	156,171

*   Net of share issuance expenses.
** Restated - Note 1a

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	*4,837	8,280	5,705
Adjustments required to reconcile net income to
net cash provided by operating activities:
Minority interests in losses of subsidiaries	(247)	(288)	(524)
Depreciation and amortization, net	2,552	2,323	2,710
Gain arising from issuance of shares by a subsidiary
and an associated company	(200)	(1,068)
Share in losses of an associated company	137	90
Capital gain from sale of dealership activity			(1,079)
Tax benefits relating to employee and other option grants		1,101
Compensation expenses resulting from shares and
options granted to employees and non employees	299	307	47
Changes in accrued liability for employee
rights upon retirement	1,085	934	586
Losses (gains) on amounts funded in respect of
employee rights upon retirement	(166)	(311)	121
Deferred income taxes - net	(980)	(2,358)	(760)
Net decrease (increase) in marketable securities	(1,903)	(536)	429
Amortization of discount (premium) on marketable debt securities	66	(42)	69
Other	116	149	(60)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	*1,538	(2,540)	(2,558)
Other	(734)	(697)	2,037
Increase (decrease) in accounts payable and accruals:
Trade	(94)	(309)	2,625
Employees, employee institutions and other	*(49)	5,633	2,110
Decrease (increase) in inventories	388	810	(41)
Increase (decrease) in deferred revenues	(445)	260	(1,367)

Net cash provided by operating activities - forward	6,200	11,738	10,050

* Restated - Note 1a.

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
Proceeds from issuance of shares in a public offering,
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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	Restatement of financial statements:

Retalix Ltd. (the “Company”) has restated its consolidated financial statements for the year ended December 31, 2004 to correct revenue recognized in connection with a certain multi- element transaction involving software license and a maintenance arrangement, where maintenance revenues were previously recognized based on deployment progression. The Company has determined that the amount deferred should have been computed using the predetermined contractual maintenance renewal rate regardless of the deployment status. The impact of this correction is a reduction of revenues from product sales of $1,406,000. The restatement also includes the tax effect of the above correction which is a reduction of tax expense amounting $285,000.

The effect of the restatement on the Company’s net income for the year ended December 31, 2004 and retained earnings as of December 31, 2004, is shown below:

Year ended December 31, 2004
U.S. $ in thousands (except per share data)

Net income - as reported	5,958
Effect of restatement	(1,121)

Net income - as restated	4,837

Earnings per share:
Basic - as reported	0.38
Effect of restatement	(0.07)

Basic - restated	0.31

Diluted - as reported	0.36
Effect of restatement	(0.07)

Diluted - restated	0.29

December 31, 2004 U.S. $ in thousands

Shareholder's equity - retained earnings -
as reported	36,031
Effect of restatement	(1,121)

Shareholder's equity - retained earnings -
as restated	34,910

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

b.	General:

1)	Nature of operations:

a)	The Company, an Israeli corporation whose shares are listed on the Nasdaq National Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (the “Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations.

b)	As to the Group’s geographical segments and principal customers, see note 14.

c)	Subsidiary – over which the Company has control and over 50% of the ownership – see Exhibit.

d)	Associated company – An investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence - see Exhibit.

2)	Accounting principles and use of estimates in the preparation of financial statements.

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

c.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the Exhibit.

2)	Intercompany balances and transactions have been eliminated in consolidation.

3)	As for goodwill and other intangible assets arising on business combinations, see i. below.

d.	Cash equivalents

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

f.	Investment in an associated company

This investment accounted for by the equity method and is included among other non-current assets.

g.	Inventories

Inventories – purchased products – are valued at the lower of cost or market. Cost is determined on “first-in, first-out” basis.

RETAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property, plant and equipment:

1)	These assets are stated at cost; assets of subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	33
Vehicles	15
Office furniture and equipment	6-10
Building	4

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

i.	Goodwill and other intangible assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment.

Other intangible assets are amortized over a period of three to seven years. As for software development costs see m. below.

The Company conducts the required annual review at December 31 of each year.

j.	Impairment of assets:

1)	As to the Company’s test for impairment of goodwill, see note 4.

2)	The Group applies FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

RETAX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Income taxes:

1)	Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. As to the main factors in respect of which deferred income taxes have been included – see note 10g.

2)	Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also note 10g), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (the “companies”) not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Revenue recognition

The Group derives its revenues from the following primary sources: Sales of products which include software license and software licenses with hardware, maintenance, other services which include customer software change requests, communication services, data analysis and supply chain information and projects.

Sales of products (i.e.: (1) software licenses and, (2) software licenses and hardware) are recognized when delivery has occurred, persuasive evidence that an arrangement exists, the sales price is fixed or determinable, collectibility is probable and the Group has no material obligations remaining under the selling agreements. Revenues from transactions involving resellers are recognized when the products are delivered to the resellers, and if in a specific case a right of return was granted to the reseller , revenue is recognized when the products are delivered to end users. Sales of products under long-term arrangements for the sale of a limited number of software licenses over a limited term are recognized over the arrangement term.

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

m.	Research and development:

1)	Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

2)	Upon the establishment of technological feasibility of the relevant product, software development costs are capitalized in accordance with the provisions of FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Amortization of capitalized software development costs begins when the product is available for sale to customers.

n.	Issuance of shares by investee companies

Capital gains arising from the issuance of shares by investee companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an investee company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined for specific debts doubtful of collection. In determining the allowance for doubtful accounts, the Group considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operates, financial information available on such customers, etc.

p.	Earnings per share (“EPS”)

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

q.	Comprehensive income

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income, currency translation adjustments of non-dollar currency financial statements of a subsidiary and of an associated company (accumulated balance at December 31, 2004 of $267,000).

r.	Stock based compensation

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands, except per share data

Net income, as reported	4,837	8,280	5,705
Add (deduct) - stock based employee
compensation expense (income),
included in reported net income	229	(63)	53
Deduct - stock based employee
compensation expenses determined
under the fair value method for
all awards	(4,826)	(1,911)	(5,011)

Pro forma net income	240	6,306	747

Earnings per share:
Basic - as reported	0.31	0.67	0.48

Basic - pro forma	0.02	0.51	0.06

Diluted - as reported	0.29	0.63	0.46

Diluted - pro forma	0.01	0.48	0.06

s.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $ 1,368,000, $ 938,000 and $ 456,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

t.	Derivative financial instruments

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Recently issued accounting pronouncements:

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

Certain current and comparative figures have been reclassified.

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position, are included in the Company’s consolidated statement of operations as of the date of acquisition of each company.

a.	In January 2004, the Company through its subsidiary Retalix Holdings Inc., acquired 100% of the shares of OMI International, Inc. (“OMI”), a company that provides supply chain management solutions and services from an unrelated party in consideration of $19.1 million, comprised of $13,700,000 in cash, including estimated direct costs and 226,040 of the Company’s Ordinary shares valued at approximately $ 5,410,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over few days before and after the acquisition was agreed and announced. During October 2004, the Company paid the sellers of OMI additional $449,000 as part of an election made with the U.S. Internal Revenue Service the result of which for tax purposes, is the step-up of OMI’s assets value to fair value as of the acquisition date. The identified intangible assets acquired amounted to approximately $ 1.7 million and included mainly acquired technology of approximately $ 1.2 million and customer base of approximately $ 0.4 million to be amortized over their estimated useful lives (3 to 7 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 16.8 million. The goodwill can be amortized for tax purposes over a period of fifteen years.

b.	In January 2004, the Company’s subsidiary, Store Alliance.com Ltd. (“StoreAlliance”), acquired 100% of the shares of DemandX Ltd. (“DemandX”) in consideration of $ 239,000. DemandX is an Israeli corporation that provides supply chain management data analysis services to suppliers and institutions. The identified intangible assets acquired included mainly customer base of approximately $ 66,000 to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 84,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

c.	In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd (“OEL”). These activities were acquired in consideration of approximately $ 1.5 million out of which approximately $ 947,000 in cash and in addition 28,188 Ordinary shares of the Company valued at approximately $ 590,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over few days before and after the acquisition was agreed and announced. The identified intangible assets acquired included mainly customer base of approximately $ 0.7 million to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 0.8 million. The goodwill can be amortized for tax purposes over a period of five years.

d.	In August 2004, the Company acquired 51% of the shares of Unit S.p.A. (“Unit”), from an unrelated party in consideration of $1.8 million in cash. In December 2004, the Company acquired additional 49% of the shares of Unit and thus increased its holdings in Unit to 100%. This additional acquisition was made in consideration of $1.9 million in cash. The identified intangible assets acquired amounted to approximately $ 0.6 million and included mainly acquired technology of approximately $ 0.3 million and customer base of approximately $ 0.3 million to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $ 2.8 million.

e.	In September 2004, the Company’s subsidiary, StoreAlliance, together with The College for Retail Studies – a private company, established Retail College StoreNext Ltd. (“The Retail College”). The Retail College operates as a school for retail studies supplying its services to retailers and suppliers within the Israeli retail industry, while using and implementing tools and methodologies offered by StoreAlliance in the Israeli market.

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

j.	As described, in a-d above, in 2004, the Group acquired 100% of the shares of OMI, Unit, DemandX and OEL. The following presents certain unaudited pro forma combined condensed income statement information for the years ended December 31, 2004 and 2003, assuming that those acquisitions had taken place on January 1 of each year, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $ 1,005,000 and $175,000 in the years 2004 and 2003 respectively:

	2004	2003
	U.S. $ in thousands (except per share data)
	(Unaudited)	(Unaudited)

Revenues	131,381	118,700

Net income	4,756	3,970

Earnings per share:
Basic	0.30	0.32

Diluted	0.29	0.30

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

Carryforward tax losses of certain subsidiaries as of December 31, 2004 and 2003 aggregate approximately $10,690,000 and $ 5,779,000, respectively.

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

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance, are as follows:

	December 31
	2004	2003
	U.S. $ in thousands

1) Provided in respect of the following:
Provisions for employee rights	564	597
Share issuance expenses	648
Carryforward tax losses	3,918	2,096
Doubtful accounts	837	632
Research and development	2,559	2,077
Other	710	345

	9,236	5,747
L e s s- valuation allowance	(2,955)	(1,837)
Depreciable fixed assets	(333)	(222)
Tax deductible goodwill	(530)

	5,418	3,688

2) The deferred taxes are presented in the balance sheets as follows:

	December 31
	2004	2003
	U.S. $ in thousands

As a current asset	3,650	2,402
As a non-current asset	1,768	1,286

	5,418	3,688

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 22%- 43%.

5)	The Company has amended its net operating loss for a certain subsidiary and accordingly has increased its deferred tax assets and its valuation allowance by the same amount.

6)	As stated in b. above, part of the income of the Company’s and a certain Israeli subsidiary income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2004 and 2003, been distributed as dividends is approximately $ 3.7 million and $ 3.5 million, respectively.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

1) Income (loss) before taxes on income:
Israeli	5,094	8,829	(598)
Non-Israeli	1,186	1,892	7,882

	6,280	10,721	7,284

2) Income taxes included
in the income statements:
Current:
Israeli	1,251	2,520	2,328
Non-Israeli	152	1,280	530

	1,403	3,800	2,858

In respect of previous years
Israeli	279	1,436
Non- Israeli	(139)	(239)

	140	1,197

Deferred:
Israeli	(299)	(2,320)	(310)
Non-Israeli	309	(38)	(445)

	10	(2,358)	(755)

	1,553	2,639	2,103

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2004-35% and 2003, 2002-36%) and the actual tax expense:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

Income before taxes on income, as reported
in the income statements	6,280	10,721	7,284

Theoretical tax expense	2,198	3,860	2,622
L e s s - tax benefits arising from
approved enterprise status	355	1,147	911

	1,843	2,713	1,711
Increase (decrease) in taxes resulting from permanent
differences:
Disallowable deductions	421	249	1,268
Tax exempt income	(74)	(448)	(738)
Increase (decrease) in taxes resulting from different tax
rates for non - Israeli subsidiaries	(12)	128	98
Changes in valuation allowance	1,118	509	(647)
Taxes on income adjustments from previous years	(82)	(291)
Other, mainly differences between the basis of
measurement of income reported for tax purposes and
the basis of measurement of income for financial
reporting purposes - net, see b. above	(1,661)	(221)	411

Taxes on income for the reported years	1,553	2,639	2,103

i.	Tax assessments

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2004
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	693	16,548	13,563

Liabilities	385	15,808	11,928

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31
	2004	2003
	U.S. $ in thousands

a. Accounts receivable:
1) Trade:
Open accounts	29,178	23,754
Less - allowance for doubtful
accounts	3,154	2,778

	26,024	20,976

2) Other:
Israeli Government departments
and agencies	973	686
Employees	342	224
Prepaid expenses	1,356	957
Sundry	744	465

	3,415	2,332

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Marketable securities:

1)	The amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value
	U . S . $ i n t h o u s a n d s

At December 31:
2004	17,181	298	(64)	17,415

2003	7,570	178	(118)	7,630

The bonds mature as follows:

U.S. $ in thousands

2005	11,056
2006	3,976
2007	754
2008 and thereafter (through 2010)	1,395

17,181

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2004	2003
	U.S. $ in thousands

Among current assets:
Trading	3,275	984
Held to maturity bond securities	11,056	4,051

	14,331	5,035
As a non-current asset	6,125	3,519

	20,456	8,554

3)	As to pledges on securities, see note 8c.

c.	Lines of credit

The Company, through its U.S. subsidiaries, has several lines of credit totaling $3,000,000. Interest is payable monthly at the prime rate. The total amount drawn down under these lines of credit, as of December 31, 2004, amounted to $ 2,000,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Long-term receivables:

1)	Long-term receivables are composed as follows:

December 31, 2004
U.S. $ in thousands

Long-term loans to employees	197
Long-term trade receivables	2,611
Less - Unamortized discount*	(247)

2,561

*	The discount is based on imputed interest of 4%.

2)	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.
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

Geographic segments:

Summarized financial information by geographic segment, for 2004, 2003 and 2002 is as follows:

	Year ended December 31
	2004	2003	2002
	U.S. $ in thousands

Revenues:
U.S	79,678	62,621	48,833
Israel	11,533	11,559	9,656
International*	31,743	17,877	17,964

Total revenue	122,954	92,057	76,453

* The international segment
includes revenues from
customers in Europe	22,769	13,681	15,368

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

b.	Enterprise-wide disclosure

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31
	2004	2003
	U.S. $ in thousands

Israel	7,579	7,691
U.S.	2,505	2,411
International	323	27

	10,407	10,129

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

Independent Auditors’ Repor

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

/s/ Nation Smith Hermes Diamond
February 1, 2003
San Diego, California

Report of Independent Registered Public Accounting Firm

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheet of Retalix Holdings, Inc. and Subsidiaries (“the Company”) (see Note 1 to the consolidated financial statements) as of December 31, 2003, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The 2003 financial statements have been restated to correct for an error, in which the Company recorded approximately $774,000 of interest expense to its parent, Retalix Ltd.

/s/ Mayer Hoffman McCann P.C.
July 21, 2006
San Diego, California

Report of Independent Registered Public Accounting Firm

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheet of Retalix Holdings, Inc. and Subsidiaries (“the Company”) (see Note 1 to the consolidated financial statements) as of December 31, 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The 2004 financial statements have been restated to correct for an error, in which the Company omitted approximately $1.3 million of additional interest expense to its parent, Retalix Ltd.

/s/ Mayer Hoffman McCann P.C.
July 21, 2006
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

Tel-Aviv, Israel January 23, 2005	/s/ Kost Forer Gabbay & Kasierer A Member of Ernst & Young Global