Form 20-F
period 2005-12-31
RETALIX LTD
filed 2006-07-25
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR;

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 OR;

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR;
________For the transition period from_______ to_______

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file No. 0-29742

RETALIX LTD.
(Exact name of registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

10 ZARHIN STREET, RA’ANANA 43000, ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value NIS 1.0 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,409,003 Ordinary Shares, nominal value NIS 1.0 par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

          Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On July 21, 2006, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.461 to $1.00.

          Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and U.S. Federal Securities Laws. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking-statements. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors”, Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects, as well as elsewhere in this annual report and in our other filings with the Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2001, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2001, 2002, 2003 and 2004 set forth below have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated statement of income data set forth below with respect to the year ended December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2005 set forth below have been derived from our consolidated financial statements that were audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 -- Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2003, 2004 and 2005 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$34,333	$47,280	$58,432	$77,494	$91,692
Services and projects	24,953	29,173	33,625	45,460	95,679

Total revenues	59,286	76,453	92,057	122,954	187,371

Cost of revenues:
Cost of product sales	7,135	11,970	16,576	23,246	31,521
Cost of services and projects	8,781	10,141	12,440	18,890	34,465

Total cost of revenues	15,916	22,111	29,016	42,136	65,986

Gross profit	43,370	54,342	63,041	80,818	121,385

Operating expenses:
Research and development expenses-net	14,571	17,036	18,344	34,096	44,683
Selling and marketing expenses	14,506	18,111	21,542	24,798	33,382
General and administrative expenses	12,017	12,455	13,345	15,944	23,131
Other general income (expenses) – net	17	1,043	(62)	15

Total operating expenses	41,077	46,559	53,293	74,823	101,196

Income from operations	2,293	7,783	9,748	5,995	20,189
Financial income (expenses)-net	(365)	(499)	(95)	85	202
Gain arising from issuance of shares by a subsidiary and an associated company	2,877	–	1,068	200	83
Other expenses	(501)	–	–	–	–

Income before taxes on income	4,304	7,284	10,721	6,280	20,474
Taxes on income	706	2,103	2,639	1,553	5,912
Share in losses of an associated company	–	–	(90)	(137)	(130)
Minority interests in losses of subsidiaries	166	524	288	247	189

Net income	$3,764	$5,705	$8,280	$4,837	$14,621

Earnings per share:
Basic	$0.33	$0.48	$0.67	$0.31	$0.78

Diluted	$0.31	$0.46	$0.63	$0.29	$0.74

Weighted average number of shares used in computation:
Basic	11,472	11,902	12,323	15,746	18,710
Diluted	12,153	12,395	13,083	16,552	19,659

	Year ended December 31,

	2001	2002	2003	2004	2005

	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$9,200	$28,410	$46,093	$91,413	$55,692
Working capital	29,101	27,250	45,786	97,963	68,216
Total assets	92,749	98,296	121,122	209,952	271,656
Total debt	19,942	15,913	13,745	13,859	5,288
Shareholders’ equity	48,779	56,528	75,646	156,171	204,417
Capital Stock	32,691	34,735	45,568	120,994	155,174

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for Offer and Use of Proceeds

Not applicable.

D. Risk Factors

     The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. You should carefully consider the risks described below and elsewhere in this annual report before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related To Our Business

     Any deterioration of the economy worldwide could materially adversely affect the retail food industry, our primary target market, more intensely than other sectors, which would have a material adverse effect on our results of operations.

     Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Any deterioration of the economy worldwide may result in a curtailment of capital investment by our existing and potential customers. During the most recent deterioration of the global economy, many companies, including some of our existing and potential customers, indicated that they planned to postpone or decrease further capital investment. Any decline in capital expenditures by our existing and potential customers would reduce our sales and could result in pressure on our product prices, each of which would have a material adverse effect on our operating results.

     Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

     Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control. These factors include, among others:

—	the size, timing, terms and fluctuations of customer orders and rollout schedules;

—	the long sales cycle associated with certain of our software products;

—	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

—	changes in pricing by us or our competitors;

—	the uncertainty regarding the adoption of our current and future products, including our relatively new Application Service Provider, or ASP, and e-market applications;

—	technical difficulties with respect to the use of software solutions and services developed by us;

—	seasonality in customer purchasing and deployment patterns; and

—	the profitability of our professional services business, and the percent of our total business that this constitutes.

     Based upon these and other factors, our quarterly operating results could fluctuate significantly in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our ordinary shares could decline.

     The markets in which we sell our products and services are competitive, and increased competition and industry consolidation could cause us to lose market share, reduce our revenues, and adversely affect our operating results.

     The market for retail and distribution food and fuel information systems is highly competitive. A number of companies offer competitive products that address our target markets. In addition, we believe that new market entrants may attempt to develop and acquire retail and distribution food and fuel information systems, and we are likely to compete with new companies in the future. With respect to our e-marketplace initiatives, the barriers are relatively low and competition from other established and emerging companies may develop in the future. Some of our existing or potential competitors have greater financial, technical and marketing resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. We also expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors. As a result, competitive pressures could cause us to lose market share and require us to reduce our prices and profit margins. This could cause a decline in our revenues and adversely affect our operating results.

     Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

     In March 2006, we acquired an additional 45% of StoreNext Retail Technologies, LLC and increased our holdings in this entity to 95%. In February 2006, we acquired substantially all of the assets of Base Products, Inc. In April 2005, we acquired 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, Inc., or TCI Solutions, and substantially all of the assets of Integrated Distribution Solutions, L.L.C., or IDS. In November 2005, we acquired the rest of the issued and outstanding shares of TCI Solutions. In August 2004, we acquired 51% of UNIT S.p.A. (the name of which was later changed to Retalix Italia, S.p.A.), or Retalix Italia, based in Italy. In December 2004 we acquired the remaining 49% of Retalix Italia. In January 2004, we acquired OMI International. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions and the acquisition of the assets of IDS. Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies or products;

—	unanticipated costs or liabilities;

—	diversion of management’s attention;

—	adverse effects on existing business relationships with suppliers and customers;

—	risks associated with entering markets in which we have no or limited prior experience; and

—	potential loss of key employees, particularly those of the acquired organizations.

     Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. Specifically, if we fail to integrate TCI Solutions’ applications into our retail product offering, or IDS’s applications into our supply chain management product offering in a timely manner, we may be unable to fully realize the expected benefits of the related acquisitions. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

     If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

     Our rapid expansion has placed, and is likely to continue to place, a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations, due, in part, to several acquisitions we have made. For example, we had 178 employees on January 1, 1999 and 1,343 employees on December 31, 2005. Any failure to manage growth effectively could disrupt our business and harm operating results.

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

     Sales to large customers represent a significant portion of our revenues, and a significant reduction in project sales to these customers could significantly reduce our revenues.

     Two of our customers each accounted for more than 5% of our revenues during 2003. During 2004, none of our customers accounted for more than 5% of our revenues and during 2005 one of our customers accounted for more than 5% of our revenues. Sales to national supermarket and convenience store chains as well as large suppliers are typically large in size and represent a significant portion of our revenues. A significant reduction in sales to these large customers could significantly reduce our revenues. We anticipate that sales to a few customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

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

     We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. Even after this evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay. We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

—	the potential cancellation of orders based on customers’ changing budgetary constraints;

—	the shift in orders expected in one quarter to another quarter because of the timing of customers’ procurement decisions; and

—	the unpredictability of internal acceptance reviews.

     These factors could cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

     Our gross margins may vary significantly or decline, adversely affecting our operating results.

     Because the gross margins on product revenues are significantly greater than the gross margins on services and project revenues, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on our revenue mix between product revenues and services and project revenues. Our operating results in any given quarter may be adversely affected to the extent our gross margins decline due to our generating in that quarter a greater percentage than average of services and project revenues. In addition, fixed price contracts for services we provide may expose us to additional risk if the actual costs in connection with such contracts are higher than expected, and therefore reduce our gross margins.

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

     In 2003 and 2004, we began developing new versions of our products based on new platforms such as the Microsoft .Net platform and the J2EE platform. The risks of our commitment to these relatively new platforms include the following:

—	the possibility that prospective customers will refrain from purchasing the current versions of our products because they are waiting for the new platform versions;

—	the possibility that our beta customers with products based on new platforms will not become favorable reference sites;

—	the possibility that the new platforms will not be able to support the multiple sites and heavy data traffic of our largest customers;

—	the possibility that our development staff will not be able to learn how to efficiently and effectively develop products using the new platforms;

—	the possibility that we will not be able to transition our customer base to the products based on the new platforms when these are available;

—	the possibility that the new platforms will not be able to achieve market acceptance; and

—	the possibility that our suppliers will not continue to enhance and market the new platforms.

     There can be no assurances that our efforts to develop new products using the new platforms will be successful. If the new platforms or the products we develop for the new platforms do not achieve market acceptance, it likely will have a material adverse effect on our business, operating results and financial condition.

     Our software products might not be compatible with all major hardware and software platforms, which could inhibit sales and harm our business.

     Any changes to third-party hardware and software platforms and applications that our products work with could require us to modify our products and could cause us to delay releasing a product until the updated version of that hardware and software platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications, which could inhibit sales of our products and harm our business. In addition, developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations. We must continually evaluate new technologies and implement into our products advanced technology. For example, in 2001 and 2002 we modified our software products to work with Windows XP Embedded and Linux open source operating systems, and in 2003 and 2004 we began investing in developing versions of our products based on the Microsoft .Net platform and the J2EE platform. Many existing and potential customers have not yet acquired these operating systems and we cannot assure you that these modifications will be successful. Moreover, if we fail in our product development efforts to accurately address in a timely manner evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

     We may have difficulty implementing our products, which could damage our reputation and our ability to generate new business.

     Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, we believe that the implementation of our enterprise management application suite can be longer and more complicated than our other applications as this suite typically:

—	appeals to larger retailers who have multiple divisions requiring multiple implementation projects;

—	requires the execution of implementation procedures in multiple layers of software;

—	offers a retailer more deployment options and other configuration choices; and

—	may involve third party integrators to change business processes concurrent with the implementation of the software.

     Delays in the implementations of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation. Significant problems implementing our software therefore can cause delays or prevent us from collecting fees for our software and can damage our ability to generate new business.

     Our ASP business model and our Retalix InSync products are in varying stages of development and, if unsuccessful, our revenue growth could be adversely affected.

     We are in the early stages of rolling-out our ASP application services to small chains and single store retailers through our two StoreNext initiatives, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, and Store Alliance.com Ltd., which we refer to as StoreNext Israel. These applications have not been traditionally used by smaller retailers and if they do not accept them, our ASP initiatives may not succeed. Our services include head-office and back-office applications delivered via the Internet based on an ASP subscription fee pricing model. We have not long ago begun charging users of our ASP services a subscription fee for reporting, analysis and merchandising services. In the future, we plan to offer additional services for a fee. We cannot assure you that these users will accept our pricing model. In addition, in September 2005, we announced the introduction of Retalix InSync, our new platform and solution portfolio. Our Retalix InSync solution portfolio is intended to tightly integrate our enterprise solution portfolio with our in-store back-office solutions and synchronize the flow of information between the two. We are in the process of migrating our acquired enterprise resource planning, or ERP, retail, supply chain execution and warehouse management systems into the new Retalix InSync platform, but cannot assure you that this migration will be successful or that customers will purchase these new products. If we are unsuccessful in selling and marketing our ASP services and Retalix InSync products to retailers and distributors, our revenue growth could be adversely affected.

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

     In order for us to establish an e-marketplace for our ASP initiatives, we will need to generate a community of participating retailers sufficiently large to support such a marketplace. Even if we successfully establish such a community, we may not be able to establish an e-marketplace without partnering with strategic participants in the supply chain arena. We cannot assure you that we will be able to establish such partnerships on terms that are commercially favorable to us, if at all. Even if we establish successful strategic partnerships, we will need to attract wholesalers and suppliers to our e-marketplaces. We cannot assure you that wholesalers and suppliers will choose to participate in our e-marketplaces. In addition, this is a new and unproven business model, and we cannot assure you that potential users of the e-market applications will use them. If we are unsuccessful in establishing an e-marketplace, our revenue growth could be adversely affected.

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

     Errors or defects in our software products could diminish demand for our products, harm our reputation and reduce our operating results.

     Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, harm to our reputation or increased service and warranty costs. In addition, if software errors or design defects in our products cause damage to our customers’ data, we could be subject to liability based on product liability claims. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate. Our insurance policies may not provide sufficient protection should a claim be asserted against us. If any of these risks were to occur, our operating results could be adversely affected.

     Errors or defects in other vendors’ products with which our products are integrated could adversely affect the market acceptance of our products and expose us to product liability claims from our customers.

     Because our products are generally used in systems with other vendors’ products, our products must integrate successfully with these existing systems. As a result, when problems occur in a system, it may be difficult to identify the product that caused the problem. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary revisions could cause us to incur significant expenses. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address errors or defects detected. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, harm our reputation and impair market acceptance of our products.

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

     We currently sell our software products and ASP services in a number of countries and we intend to enter additional geographic markets. Our business is subject to risks that often characterize international markets, including:

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

     We have not yet completed the evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

     We are required to comply with internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later then the end of our 2006 fiscal year. We are in the process of evaluating whether our existing internal control over financial reporting systems are compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We estimate that this process may take an additional several months to complete. We may experience higher than anticipated operating expenses and fees in this context and we may need to hire additional qualified personnel in order to achieve compliance with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

          Following the implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share-based compensation, and, as a result, our profitability may be reduced significantly.

     On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123R requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, we would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. The adoption of this standard could have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related To Our Location In Israel

     Potential political, economic and military instability in Israel may adversely affect our results of operations.

     Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. The future of relations between the Palestinian Authority and Israel is uncertain. Israel’s disengagement from the Gaza Strip and some parts of the West Bank in 2005 may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The newly-formed Palestinian Authority government controlled by Hamas, a militant Islamic organization, is widely considered to be an obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole.

     In recent weeks Israel has been involved in an armed conflict with the Hizb-alla movement in Lebanon. This conflict is the most extremely violent event in which Israel was involved in recent years.

     We cannot predict the effect on us of any increase in the degree of violence by the Palestinians or others against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

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

     Because some of our financial assets and liabilities are denominated in non-dollar currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro, and because our financial results are measured in dollars, our results of operations could be harmed, as a result of a strengthening or weakening of the dollar compared to these other currencies.

     We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but some of our expenses such as salaries or hardware costs are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time our non-dollar assets are not totally offset by non-dollar liabilities. Due to the fact that our financial results are measured in dollars, our results could be harmed as a result of a strengthening or weakening of the dollar compared to these other currencies. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

     The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

     Since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003, 2004 and 2005, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

     We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

     We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our production facilities that are designated as “Approved Enterprises”. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Our tax benefits resulting from our Approved Enterprises for the years 2003, 2004 and 2005, net of other tax effects, were approximately $365,000, $355,000 and $2,518,000 respectively. In addition, an increase in our manufacturing outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be continued in the future, at their current level or at any level.

     Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

     On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. . An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004.

     As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. This may materially increase our provision for income taxes in 2006 and subsequent years.

     Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

     We have received royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel in an aggregate amount of approximately $4,300,000 through December 31, 2005. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, developed with the grants from the OCS. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

     In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel about our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we would be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

     Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

     Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts, such as the confidentiality of certain commercial information or a company’s intellectual property. We currently have non-competition clauses in the employment agreements of most of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent that competitor from benefiting from the expertise such former employee obtained from us, if we cannot demonstrate to the court that such former employee breached a legitimate interest of ours recognized by a court and that we suffered damage thereby.

     It could be difficult to enforce a U.S. judgment against our officers, our directors and us.

     We are incorporated in the State of Israel. A substantial number of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.

     Service of process upon us, upon our directors and officers, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

     Additionally, it may be difficult for you to enforce civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, or the Exchange Act, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—

the judgment and the enforcement of the judgment are not contrary to Israeli law applicable to the enforceability of foreign judgments or to public policy, security or sovereignty of the state of Israel;

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

     Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law – 1999, or the Companies Law, generally provides that, other than in specified exceptions, a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Furthermore, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

     The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Duties of Shareholders” under Item 10.B of this annual report for additional information concerning this duty.

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

     In addition, trading in shares of companies listed on the Nasdaq Global Select Market (formerly the Nasdaq National Market) in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

     Substantial future sales of our ordinary shares may depress our share price.

     If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. In May 2004, we sold 3,450,000 of our ordinary shares in a public offering. In addition, we issued an aggregate of 1,005,858 of our ordinary shares in connection with two acquisitions in April 2005, of which we registered for re-sale an aggregate of 876,762 shares. These registered shares may be re-sold in part or whole, at any time, generally without restrictions. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity securities.

     Our ordinary shares are traded on more than one market and this may result in price variations.

     Our ordinary shares are traded on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is effected in different currencies (dollars on the Nasdaq Global Select Market, and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

          We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd. In 2000, we changed our name from Point of Sale Ltd. to our current name. Our principal offices are located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is +011-972-9-776-6677. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6200 Tennyson Parkway, Suite 150, Plano, Texas 75024, and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this annual report.

          Our ordinary shares began trading on the Tel Aviv Stock Exchange in October 1994 and on the Nasdaq National Market (now the Nasdaq Global Select Market) in July 1998.

          During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we have widened our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we have also significantly increased our sales internationally and in particular in the United States. During the period of 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, with the acquisitions of OMI International Inc., or OMI International, and IDS, we have significantly widened our offerings to include supply-chain management solutions for retailers as well as for suppliers and manufacturers. For information relating to our recent significant acquisitions, please see Item 4.B below under “Recent Significant Acquisitions”.In addition, we introduced new sophisticated solutions complementing recent industry focuses, such as customer loyalty and optimization of purchasing. Recently, we introduced our new next-generation portfolio of enterprise and supply chain applications based on the Retalix InSync platform, which are described below in Item 4.B under “Our Products”.

Principal Capital Expenditures

          We had capital expenditures of $3.1 million in 2005, $1.8 million in 2004 and $1.0 million in 2003. Our capital expenditures consist primarily of the purchase of computers and peripheral equipment. We expect that our capital expenditures will be approximately $4.0 million in 2006. We have financed our capital expenditures with cash generated from operations.

B. Business Overview

Overview

          We are an independent provider of integrated enterprise-wide software solutions to global food and fuel retailers and U.S. grocery and convenience store distributors. Spanning the retail and distribution supply chain from the warehouse to the point of sale, our suite of software solutions integrates the retail information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and warehouses. Our comprehensive integrated solution suite enables food and fuel retailers and foodservice and convenience store distributors to manage their operations more efficiently, reduce infrastructure costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our extensive knowledge and accumulated experience in developing software solutions for the retail and distribution food and fuel industries enables us to provide solutions that are better integrated and more tailored for our target markets than competing solutions. Through acquisitions over the past two years, we further extended the scope of our software suite to incorporate ERP, and other solutions for distributors, supply chain execution and warehouse management solutions and enhanced pricing and merchandising solutions. With this enhanced suite of software solutions, we now provide retailers and distributors with the ability to manage, track and report the movement of goods throughout the entire scope of their operations, from the order through the initial receipt of goods at the warehouse, and to the final sale at the checkout counter.

          We market our software solutions to large and mid-sized supermarket and convenience store chains, major fuel retailers, and independent grocers, as well as to large and mid-size foodservice, convenience stores and grocery distributors. In the supermarket and grocery sector, we market our solutions to four tiers of food retailers that are generally characterized by revenue levels:

—	Tier 1 – annual revenues of over $2 billion;

—	Tier 2 – annual revenues of between $500 million and $2 billion;

—	Tier 3 – annual revenues of between $50 million and $500 million; and

—	Tier 4 – annual revenues of below $50 million.

          We market our solutions to Tier 1 and Tier 2 food retailers, large convenience store chains and major fuel retailers, and large and mid-size foodservice, convenience stores and grocery distributors through a worldwide direct sales force. Our direct selling efforts are augmented by a combination of channel partners and resellers. Sales to Tier 1 and Tier 2 food retailers, large convenience store chains, major fuel retailers and large and mid-size foodservice, convenience stores and grocery distributors have historically represented a substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers through our StoreNext initiatives in the United States and Israel. For larger supermarket and convenience store chains, major fuel retailers, and large and mid-size foodservice, convenience stores and grocery distributors, our professional services personnel provide our customers with project management, implementation, application training and technical services. We also provide development services to customize our applications to meet specific requirements of our customers and ongoing support and product maintenance services.

          We believe that we are unique within the retail and distribution food and fuel software industries. We offer software solutions that can serve the needs of the entire range of food and fuel retailers and U.S. grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at more than 34,000 sites in 50 countries. Our customers include leading supermarket and grocery chains such as A&P, Hy-Vee, Kroger and Publix in the United States, Delhaize, Sainsbury’s and Tesco in Europe, and large convenience stores and major fuel retailers such as Alon Fina, Casey’s and Pilot Oil in the United States and Husky Oil in Canada. Our annual worldwide sales have grown from $36.1 million in 2000 to $191.3 million in 2005.

          In March 2006, we acquired additional 45% of StoreNext USA and increased our holdings in this entity to 95%. In February 2006, we acquired substantially all of the assets of Base Products, Inc., d/b/a C&L Retail Solutions, which provides a suite of hardware and software products and services for the food and consumer goods retailers. We believe that these acquisitions will strengthen our position, customer base, flexibility and exposure in the sector of smaller and independent retailers in the United States.

          In April 2005, we acquired IDS, a provider of ERP and distribution solutions for foodservice, convenience stores and grocery distributors. This acquisition enabled us to extend the advantages that we achieve for retailers with the OMI International acquisition to the food distribution sector, by providing additional critical functionality to distributors, such as customer and supplier relationship management as well as financial accounting and business analytics. Furthermore, the combination of retailer and distribution solutions offers our customers a much more complete and diversified set of applications, as many of our retail customers are supplied by our distribution customers and our software solutions will give them all better visibility into the supply chain and a unique opportunity for collaboration.

          Also in April 2005, we acquired TCI Solutions, a software provider for retailers in the area of store and headquarters management and operations. TCI Solutions’ software facilitates management of price policies, competitive price policies, direct store delivery, or DSD, and receiving, ordering and inventory for hundreds of retailers located mainly in North America. TCI Solutions’ software also controls the connection between the store operation software and the point of sale, or POS, software, downloading price changes, managing shelf stock auditing and more. The acquisition of TCI Solutions strengthens Retalix’s advantages in the store and at headquarters, establishes our presence in hundreds of new grocery retailers of various sizes, and enhances our ability to support third party POS solutions as part of our total solution set.

          In August 2004, we acquired 51% of Retalix Italia S.p.A. (then known as Unit S.p.A.), a supplier of specialized software and hardware solutions for the food and fuel retail industries in Italy. In December 2004 we acquired the remaining 49% of Retalix Italia. This acquisition enabled us to improve our exposure and customer base within the European Market.

          In January 2004, we acquired OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry. OMI International manages the various fulfillment processes that take place in retailers’ warehouses and distribution centers. The acquisition of OMI International enabled us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. The addition of OMI International’s integrated applications to our suite of retail solutions enables us to provide customers with end-to-end supply chain management, facilitating enterprise-wide procurement, merchandising, warehouse management and order management for multi-warehouse, multi-facility retailers and wholesalers. We believe that the combination of our in-store solutions with OMI International’s applications enables retailers to optimize their replenishment decisions based on point of sale data, thereby reducing lost sales due to items being out-of-stock on the one hand, while, on the other hand, reducing additional costs of surplus inventory.

Our Market Opportunity

The customer retention battle

          The retail food and fuel industries today are characterized by intense competition, resulting in increased pricing pressure and narrowing operating margins. Retailers are losing customers to their larger competitors that offer aggressive pricing as well as greater shopping convenience and superior customer service. The largest retailers, such as WalMart, are increasingly using their size and scale to realize cost savings and operating efficiencies from their supply chain, which they then pass on to the consumer in the form of lower prices. This trend creates an industry dynamic whereby more and more consumers are attracted to these price-cutting retailers, thus accelerating these retailers’ revenue growth and allowing them to further increase their economies of scale. The distributors that supply many of these retailers are facing the same market trends, as they are asked to become more efficient, to offer better products at lower costs, to consolidate services, to provide visibility into the supply chain and to facilitate the competitive capabilities of their customers – the retailers.

          At the same time, large food retailers and distributors are expanding their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, food service, fuel stations and quick service restaurants, or QSRs. This has increased the competition in the convenience store market sector, which historically has been served by smaller chains and independent retailers. These small and independent operators are finding it increasingly difficult to compete effectively with the aggressive pricing and associated lower margins resulting from increasing competition. Similarly, competition has reduced margins at the fuel pump, causing large fuel retailers to add convenience store and QSR, formats in an effort to increase their overall margins. This has further increased competition in the convenience store and fuel station market sectors, which in turn favors the large retailers and distributors that can leverage their size and scale to realize operating efficiencies in their supply chain, thereby lowering their cost base and allowing them to deliver lower prices.

          One of the primary factors that allows such large retailers and distributors to realize supply chain operating efficiencies is their use of sophisticated retail information systems, often developed in-house, that provide them with comprehensive visibility into their extended supply chain. Armed with such visibility, these retailers and distributors can more efficiently execute and track all of their supply chain tasks, such as order optimization, inventory management, merchandising and pricebook management. In addition, this supply chain visibility also allows retailers to optimize their pricing and promotion decisions in order to increase demand and sales.

The information system needs of food and fuel retailers and distributors

          In order to compete more effectively, food and fuel retailers and distributors need retail information systems comparable to those used by the largest food retailers, distributors and major fuel chains in order to be able to realize additional operating efficiencies from their supply chains. In particular, retailers and distributors require robust retail information systems that can:

—

increase operating efficiencies through tighter integration of in-store, enterprise level and warehouse management systems, enabling visibility across the entire scope of their retail and distribution operations;

—

capture and analyze data and leverage customers’ demand information to enable advanced forecasting capability and thereby to optimize the ordering and inventory stocking process in the store and in distribution centers; and

—	extend supply chain visibility to include suppliers and customers, enabling retailers and distributors to share data and collaborate between themselves and with suppliers in supply chain decisions.

          However, in order to deter customers from shifting their patronage to the largest chains, smaller retailers and distributors require more than increased operating efficiencies and competitive pricing. In order to compete effectively with these larger chains, smaller retailers need to provide consumers with an improved shopping experience through diverse retail formats and better customer service and to incentivize their customer base to increase their patronage of their stores through customer loyalty and other promotion strategies. As a result, in an effort to increase customer retention and influence customer spending habits, retailers and distributors are increasingly seeking information systems that can, in addition to achieving operating efficiencies, also:

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

The food and fuel software opportunity

          Many food and fuel retailers and distributors have historically relied upon a complex set of fragmented and poorly integrated legacy information systems. Such systems are the byproduct of years of delaying implementation of a coherent enterprise-wide IT strategy, favoring patchwork upgrades over comprehensive system revitalization. As a result, most food and fuel retailers and distributors operate information systems that are difficult to adapt to today’s intensely competitive retail and distribution industries. Typically, these retailers’ and distributors’ existing information systems consist of stand-alone POS systems with little or no integration with their back-office and with no enterprise-wide information system. These systems generally cannot be easily modified to provide cross-enterprise visibility, collaboration and integration, nor can they support the information capture and analysis necessary for reliable forecasting and coordinated purchasing decisions. In addition, in continuing to rely on these legacy systems, retailers and distributors face an increasing frequency of breakdowns and system failures, exposing them to the ongoing cost of expensive maintenance.

          In order to remain competitive and avoid the ongoing costs associated with maintaining their legacy systems, many retailers and distributors are seeking to replace their legacy systems with modern, integrated food and fuel-specific retail information systems that can provide them with visibility across the entire scope of their operations, support collaboration among retailers, distributors and their suppliers, allow enterprise-wide information flow and enable implementation of sophisticated customer loyalty and promotion strategies. We believe that these replacement systems typically will be based upon a modular, open-systems architecture, or non-proprietary software that can be easily integrated into a retailer’s existing IT infrastructure. Systems meeting such criteria provide retailers and distributors with the flexibility to modify their information systems to respond to and manage their changing business environment. Data compiled by a large industry provider indicates that North American retailers across all industries continue to rely upon legacy POS systems that have an average age of eight years, with some retailers using systems that are as much as 10 to 20 years old. Consequently, many retailers and distributors are considering replacing their outdated legacy systems in the near to medium term. Several industry surveys indicate that a significant percentage of food retailers plan to make decisions regarding the deployment of new POS software systems during 2006 and that 2006 is expected to be characterized by a significant increase in POS projects resulting in large volumes of rollouts throughout 2007 and beyond. These surveys also predict a relatively high average annual growth rate of software spending within the global retail and wholesale industries during 2006 to 2009.

Our Solutions

          Our software solutions provide a robust and comprehensive suite of applications for global food and fuel retailers and U.S. grocery and convenience store distributors, addressing all three principal divisions of the retail and distribution channel – retail stores, headquarters (also called the enterprise level), and warehouses and distribution centers, and enhancing the close relationship and collaboration between retailers and distributors. Our solutions are designed to deliver “synchronized retail” where data and applications are communicating real time between the point-of-sale and supply chain to deliver the greatest cost advantages and revenue generation capabilities to our customers. We believe that our solutions differentiate us from other providers of software solutions to the retail and distribution food and fuel industries because they combine the following attributes:

Our integrated solutions span the retailers’ and distributors’ entire organization

          We believe that our integrated suite of software solutions is unique among retail and distribution food software solutions, in that it combines all essential elements of an enterprise-wide information system – stores, headquarters and warehouses – in a well-synchronized suite of solutions. Our Retalix InSync Solution Portfolio tightly integrates our enterprise solution portfolio with our in-store back-office solutions and synchronizes the flow of information between the two. Such an integrated solution permits retailers and distributors to generate substantial supply chain operating efficiencies and cost savings through efficient management of inventory, purchasing and merchandising.

Our solutions provide for both retail operations management and customer management

          While retail enterprise solutions have traditionally focused exclusively on retail  operations management – principally supply chain and merchandising processes – our enterprise solutions also include sophisticated customer management tools. Our customer management tools, Retalix Loyalty and Retalix 1-to-1, focus on influencing consumer spending habits through the use of personalized promotions and other loyalty card-based marketing techniques. Our in-store systems provide full support for promotions and loyalty programs at the checkout lane, and are integrated with our enterprise applications. This feature enables retailers to devise a wide variety of loyalty programs and promotions on a chain-wide level that can be easily implemented at the store level. Moreover, our integrated data analysis capabilities enable retailers to explore and analyze customer transactions in detail, allowing them to closely monitor customer spending patterns and to target promotions to their loyalty program members.

Our demand science solutions provide consistent demand data throughout the enterprise and the supply chain

          Providing consistent demand data for each item throughout the enterprise, from store replenishment to distribution center forecasting and purchasing, is a key requirement for supply chain efficiency, reduced goods shrinkage, reduced out-of-stock situations and increased sales. We believe that our high investment in demand science and the implementation of this science throughout the supply chain give us significant advantages compared to our competitors, and give our customers significant advantages compared to their competitors.

Our solutions provide retailers with the ability to collaborate on-line with their suppliers

          As the retail supply chain becomes increasingly complex, with retailers working with an increasing number of suppliers and partners and stocking an increasing number of products, retailers require the ability to collaborate across their supply chain in a swift and effective manner. Our applications provide retailers with the ability to collaborate with their suppliers and partners, either on a private network with our applications hosted on the retailer’s internal servers or through our ASP solutions, which we refer to as Connected Services. This collaboration provides retailers and their suppliers with real time visibility into work flow processes, new product introductions, price changes and promotions in order to enhance coordination and eliminate errors and inefficiencies.

Our in-store solutions support multiple retail formats and customer service points

          Our in-store solutions offer retailers the ability to support multiple retail formats and customer service points at a single retail site. This enables retailers to use a single software solution to operate different retailing formats such as grocery, fuel, convenience store, car wash and QSRs, and to support a variety of consumer service points, such as self-scanning, self-weigh and self-checkout. This assists retailers in attracting new customers and in improving existing customer retention by enhancing the overall in-store consumer experience.

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

          Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext initiatives in the United States and Israel operate our enterprise-level applications, such as pricebook, promotions, loyalty and information services, on an ASP basis, meaning that the application is remotely hosted on our centralized servers and accessed by the independent retailer over the web or private data lines. Our Connected Services allow independent retailers and small chains, in return for a monthly subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thereby compete with them more effectively.

Our software solutions can support the multi-national operations of leading Tier 1 food and fuel retailers

          Our software solutions provide extensive support for the international market, such as support of multiple languages, currencies, taxes and local certifications etc., enabling multi-national Tier 1 food and fuel retailers to standardize their operations by using one Retalix product across their global operations. We believe that these capabilities provide us with a competitive advantage with retailers that are located in multi-lingual countries or that have stores near national borders, as well as multi-national retailers that prefer licensing software from a single vendor for all their locations.

Our robust solutions provide system resiliency and data redundancy

          The retail food industry is characterized by a very high volume of customer transactions that retailers and distributors are required to process quickly and efficiently. We believe that retailers and distributors view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s or distributor’s POS systems for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could significantly impair a retailer’s or distributor’s internal reporting and accounting systems. As a result, retailers and distributors require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest food retailers and distributors and major fuel retailers, capable of supporting very high volumes of stores and checkout lanes without risk of significant malfunction or failure. Equally important, our software architecture protects critical data through its duplication at the server level. In case of system failures, each POS terminal can continue to operate despite the interruption of communications with the back-office or headquarters, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in such large supermarket chains as Albertsons, Sainsbury’s and Tesco is a strong testament to the robustness and resilience of our in-store solutions.

Our next generation ‘thin client’ architecture reduces the cost and physical footprint of IT systems

          In response to retailers’ increasing demand for software solutions that are easier to use and cheaper to maintain, we have developed our Retalix InSync Solution Portfolio based on a “thin client” architecture, using state of the art service architecture and software technologies (J2EE and Microsoft .Net). Our “thin client” solutions allow our applications to run on remote servers with the users accessing the applications through a standard browser. These solutions reduce the need for expensive, bulky hardware and software installations at each store location, lower an enterprise’s IT maintenance costs and facilitate enterprise-wide integration. In addition, “thin client” architecture makes it easier and more cost-effective to upgrade software as and when required. In addition, we are developing a next-generation version of our existing StoreLine in-store solution, called StoreLine.net, which is based on a “thin client” architecture using the Microsoft .Net platform. This capability to provide for a “thin POS” and a “thin back office” solution allows a choice of additional flexibility and cost savings, as part of our product suite.

Our enterprise solutions can be easily integrated with existing IT infrastructures

          The modular nature of our architecture and our tools for building open interfaces to external systems, including software protocol standards such as XML and web services, streamlines the introduction of our enterprise and in-store solutions into existing IT environments. Retailers and distributors can purchase systems that fit their current needs and budgets, and then add additional modules as their business needs evolve over time. Our open architecture means that our solutions are hardware neutral, capable of working with systems from most major hardware vendors, including IBM, NCR, Fujitsu, Epson, Dell and Wincor-Nixdorf. This modular and open architecture decreases the software integration risks associated with migrating from a retailer’s existing systems to our enterprise and in-store solutions, thereby ensuring quicker time to market. This feature also allows the retailer and distributor to make separate purchasing decisions for the hardware, thus realizing great savings in hardware costs by buying the hardware as a standard market commodity.

Our enterprise solutions can be easily customized, localized and personalized

          Large and mid-size retailers and distributors require that software products be tailored to fit their operational needs. In many cases, such a requirement demands huge implementation efforts. Our products, especially our new Retalix InSync Solution Portfolio, were designed and built to facilitate customer customization with reduced efforts. In addition, multinational retailers and distributors may operate in several locales or countries, and require specific customization per locale, and in some cases personalization capabilities. We offer to meet these needs as part of our customization capabilities. The ability to customize a complex system with significantly reduced effort and cost provides us with a significant advantage over our competitors.

Our Growth Strategy

          The principal elements of our strategy to achieve our growth objectives are as follows:

Leverage our integrated suite of products to become the leading provider of retail software solutions to the retail and distribution food and fuel industries

          We offer our customers enterprise-wide software solutions that allow them to collect, manage and analyze information across their entire retail enterprise, from the warehouse to the checkout counter. We extended our product offering from in-store solutions to include integrated enterprise level and head office applications. With the acquisition of TCI Solutions in 2005, we solidified our leadership in the in-store and headquarters software segments and added powerful pricing, inventory and DSD capabilities to our offering. With our acquisitions of OMI International and IDS, we have further expanded our product offering to include ERP, distribution, supply chain execution and warehouse management systems. In September 2005, we announced the introduction of Retalix InSync, our new platform and solution portfolio. We are progressing as planned in migrating our acquired ERP, retail, supply chain execution and warehouse management systems onto the new Retalix InSync platform. We believe that with our integrated solutions, we will be well positioned to leverage our large customer base to become the leading provider of retail solutions to the retail and distribution food and fuel industries.

Continue to target Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains operating legacy IT systems

          The majority of Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains continue to operate outdated legacy in-store systems that do not provide the functionality required by a retailer or distributor to implement and support the new applications and workflow processes that are necessary to compete effectively in today’s retail food and fuel industries. We believe that our solutions are well positioned to capitalize on this market opportunity because they are:

—	based on open standards software architecture, database independent and are hardware neutral;

—	scalable, meaning they can easily support a large number of users before a system upgrade or replacement is needed;

—	able to support multiple retail and distribution formats such as grocery, fuel and QSRs with a single solution;

—	able to support multi-national retailers and distributors that require a standardized solution that can be easily deployed across their multiple regions and countries; and

—	able to customize and localize our systems to fit the specific requirements of our customers with reduced effort and cost.

Enable food and fuel retailers and distributors to differentiate themselves from their competitors through sophisticated customer management tools

          We believe that our ability to offer sophisticated customer management tools, often referred to as customer loyalty programs, provides us with a significant advantage over our competitors in an area that is becoming of increasing strategic importance to retailers and distributors. Our customer management tools are tightly integrated with our in-store solutions. This allows the establishment at the enterprise level and the implementation at the store level of a wide variety of broad-based, personalized promotions and loyalty card-based marketing programs. We believe that our integrated customer management tools differentiate our solutions from competing retail solutions, which generally focus on customer management to a lesser degree.

Continue to develop new products and enhance existing products to address a broader set of food and fuel retailers’ and distributors’ needs

          We strive to develop innovative products and solutions that meet the needs of our customers based on our extensive knowledge and accumulated experience in the development of software solutions for the retail food and fuel industries. In order to address a broader set of retailers’ and distributors’ needs, we continue to expand the breadth and depth of our product lines by developing and introducing new products and enhancing the functionality of our existing products. Our continuous technological development represents an important part of our value proposition to our customers, as it provides them with access to advanced solutions that meet their changing needs, as well as with a road map for the development of products designed to meet their anticipated future needs. As part of this strategy, we introduced in 2003 a new ‘thin client’ StoreLine.net application, and announced the first installation of this new POS software solution built on the Microsoft .Net platform. In September 2005, we announced the introduction of Retalix InSync, our new J2EE based platform and solution portfolio for retail, supply chain execution and warehouse management systems. The initial implementations of these new solutions are already taking place.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

          In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging our new “thin client” solutions and our ability to support multiple enterprises from a single data center, we are now able to offer our enterprise level applications, such as product and price management, sales analysis, promotions, loyalty and information services, to Tier 3 and Tier 4 retailers on an ASP basis. We provide these Connected Services through StoreNext in return for a monthly subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. To date, StoreNext USA had signed up about 1,000 stores and StoreNext Israel has signed up over 750 stores. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

Leverage our Connected Services customer base to build collaborative retailer-supplier communities

          Through the collection of sales and inventory data obtained in providing Connected Services to Tier 3 and Tier 4 retailers, we are able to provide suppliers with aggregated Tier 3 and Tier 4 sales data, including visibility into inventory movement and aggregated market share information. This data enables suppliers to better understand market trends and changing consumer demands, which previously had been difficult to gauge because of the large number of independent retailers and the fragmented nature of the market, thereby enabling suppliers to optimize their supply replenishment strategy. As we add more retailers to our Connected Services, we are able to offer suppliers an increasingly valuable service as we are able to provide them with access to data from a wider group of retailers and, as a result, a more detailed, timely and accurate view of the marketplace. We first established a community, or e-marketplace, for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel venture has reached a critical mass. We have further expanded this community to enable collaboration between retailers and suppliers in Israel to allow them to share with each other inventory and pricing information. We intend to provide similar e-marketplace and collaboration services through our StoreNext USA venture as the number of subscribers to our Connected Services in the United States grows. We intend to continue to leverage our Connected Services to increase the value of the community to suppliers and to provide us with an additional source of revenue.

Continue broadening market penetration through strategic acquisitions

          Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Over the past few years, we have made a number of strategic acquisitions to expand our product offerings and market position, including the acquisitions of IDS, TCI Solutions, UNIT, OMI International, PalmPoint and BASS. We continue to evaluate opportunities to acquire complementary businesses and technologies in the retail and distribution information systems market in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Continue to expand into new geographic markets and additional retail and distribution market sectors

          In the past our primary geographic markets were North America, Israel and Europe, particularly the United Kingdom and Scandinavia. In 2004, we announced significant new sales that were viewed as market entries in new markets, such as France and Italy in Europe, and China, Japan and India in Asia. We aim to continue to establish our presence in these new markets, as well as to expand into additional countries in Europe, Asia and Latin America. In addition, we are beginning to expand into other types of retail sectors, such as health and beauty and pharmacy, which have retail characteristics that are similar to the food and fuel retail and distribution market sectors, in an effort to broaden our addressable market.

Our Products

          We have a broad portfolio of software solutions that are designed to meet the retail operations, supply chain management and execution, and customer management needs of the entire range of food and fuel retailers and U.S. grocery and convenience store distributors, from multi-national supermarket and major convenience store chains and major fuel retailers to local independent grocers. We offer our customers a full suite of software products to address all the principal elements of their retail operations:

          In-Store Solutions: Suite of software solutions that provides supermarkets, convenience stores, fuel retailers and QSRs with business applications supporting multiple types of customer service points, such as regular checkout, self-scanning and self-checkout, providing comprehensive in-store operational and management tools for POS, front-office and back-office operations and allowing mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices. Our in-store solutions consist of our POS systems – StoreLine for the supermarket and grocery market and StorePoint for the convenience store and fuel retail market – as well as additional back-office modules, Retalix Pocket Office and Retalix Back Office. In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our in-store solutions, specifically our StoreLine and StorePoint solutions.

          Enterprise Headquarters Solutions: Suite of software tools that provides large supermarket and convenience store chains and major fuel retailers with a comprehensive, modular solution which centralizes operation and management of their enterprise-wide and back-office activities such as product and price planning and management, promotions, merchandising, inventory management, direct store delivery management, receiving and ordering, and reporting and analysis. Our enterprise solutions also provide sophisticated customer management tools, enabling a wide variety of personalized and targeted promotions and loyalty card-based marketing techniques. For the grocery retail market our main offerings are the in-store and headquarters software acquired with TCI Solutions. For the fuel and convenience store markets our main product is our Microsoft .Net-based HQC (headquarters solution for convenience store) product.

          Supply Chain and Warehouse Management Solutions: Suite of supply chain execution and warehouse management software solutions that provides retailers and distributors with a range of applications designed to help them manage complex, multi-facility warehouses and distribution centers. These applications include warehouse management and optimization, automated procurement, merchandising, order management, invoice reconciliation and yard and dock management. Our supply chain execution and warehouse management systems consist of TRICEPS (Transportation, Receiving, Inventory Control and Productivity Systems) Warehouse Management, BICEPS (Buyers Inventory Control Effecting Profits and Services), Purchasing Management, PROMPT Invoice Matching, MDS Yard and Dock Management, ABS (Advanced Billing System) Advanced Billing and Order Management, and DemandAnalytX for optimized demand forecasting and order optimization. We added these solutions to our product suite in January 2004 through our acquisition of OMI International. Our new Retalix InSync Solution Portfolio will consolidate these offerings into a single product portfolio.

          Food Distribution Enterprise Resource Planning Solutions: An ERP suite of supply chain execution and warehouse management software solutions that provides food and foodservice distributors with a complete solution to run their business. We added this software to our portfolio with the acquisition of IDS in 2005, and it will be part of the Retalix InSync Solution Portfolio. This suite of products includes modules that provide master data management, purchasing, ordering, billing, light warehouse management, rebates, accounting, electronic data interchange, or EDI, tradeshow management, and other features. This suite also includes products that provide: a full featured warehouse management package for foodservice, convenience store or grocery distribution; an advanced buying package for foodservice, convenience store and grocery distribution; PC based software to assist sales agents of foodservice, convenience store and grocery distributors in their work while visiting customers; a web based ordering portal for retailers ordering from a foodservice, convenience store or grocery distributor; and a handheld solution for distributors.

          ASP and Supplier Solutions: Our StoreNext solutions, tailored to smaller chains and independent grocers, enable smaller establishments with limited IT resources to enjoy the benefits of our headquarters and back office applications through an ASP model, which we host and is accessible over the web or private data lines. We also offer collaborative solutions that provide retailers and their suppliers with the ability to exchange data and collaborate electronically on key supply chain and merchandising decisions in order to achieve greater efficiencies throughout the supply chain. We anticipate that revenues relating to these solutions will account for a growing portion of our overall revenues in future periods. Although the overall impact on us in the near term will be modest, we believe that revenues from these solutions will be an important source of revenues to us in the longer term.

          Our product suite is organized by the three principal parts of a food retailer’s operations: the retail store, the headquarters or enterprise, and the warehouse and distribution center, as well as the distributors’ solutions. The following table briefly describes our main products and their respective features and functions and target markets. A more detailed description is set forth below the table.

Product	Description / Features	Technology Platform	Target Markets

In-Store Solutions
Retalix StoreLine

• POS and front office solution
• Keyboard or touch
• Highly configurable
• Multi-language, currency and tax
• High availability and resilience
• Hardware neutral
• Supports multiple types of POS formats – grocery, fuel, QSRs

		• Client server, Windows operating system	• Supermarkets and grocers – All Tiers

Retalix StoreLine.net (in development)[still?]	• POS solution • Allows retailers to run POS applications remotely • Reduces total cost of ownership of in-store IT infrastructure • Highly scalable	• Web-based, open architecture •Based on “thin client’ architecture • Developed on the Microsoft .Net platform	• Supermarkets and grocers – All Tiers
Retalix StorePoint

• POS, front-office and back-office solution
• Touch based, highly configurable
• Multi-language, currency and tax
• High availability and resilience
• Hardware neutral
• Supports multiple types of POS formats – convenience store, fuel, QSRs, kiosk

		• Client server, Windows operating system	• Convenience store, QSRs, and fuel retailers
RPO (Retalix Pocket Office)	• Mobile, hand-held suite of front-office and back-office applications • Allows employees to perform front-office and back-office functions from their in-store location	• Microsoft Windows CE platform	• Supermarkets and grocers – All Tiers • Convenience stores
RBO (Retalix Back Office)	• Functionally rich back-office applications • Interfaces to several types of POS formats • Integrated with StoreLine	• Client server, Windows operating system	• Supermarkets and grocers – Tier 2 – Tier 4
Retalix Store

• Functionally rich store based
back-office applications
• Powerful price generation and competitive pricing capabilities
• DSD, Inventory
• Interfaces to many types of POS formats and vendors
• Acquired from TCI

		• Client server, Windows operating system, database independent • Developed on Delphi	• Supermarkets and grocers – Tier 1 – Tier 3
Retalix ScanMaster	• POS solution • Highly configurable • Multi-language and tax • Broad set of customer loyalty functionality support • Integrated with self-checkout systems	• Client server, Windows operating system	• Supermarkets and grocers – Tier 3 & Tier 4
Enterprise Solutions
Retalix HQ

• Functionally rich HQ based
back-office applications
• Powerful price generation and competitive pricing capabilities
• DSD, Inventory
• Interfaces to many types of POS formats and vendors
• Acquired from TCI

		• Client server, Windows operating system, Database independent • Developed on Delphi	• Tier 1 – Tier 3 supermarkets
Retalix ThinStore	• DSD, Receiving • Acquired from TCI	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets

Retalix HQC – Retalix HQ for C-Stores and Fuel

• Enterprise system for central management of head-office and back-office applications
• Broad functionality – product and pricing, promotions, loyalty, ordering, receiving, analysis and reporting
• Provides for central location of the server hosting the software, with users throughout the enterprise accessing applications through browsers
• Single data repository
• Integrated with Retalix StorePoint
• Reduces the technology footprint and maintenance in the retail store

		• Web-based, open architecture • Based on web services and ‘thin client’ architecture • Developed on the Microsoft .Net platform	• Large chain convenience stores and fuel retailers
Retalix Loyalty

• Enterprise system for central management of consumer loyalty programs
• Based on POS loyalty and promotion T-Log
• Powerful customizable promotion engine
• Supports a wide variety of loyalty programs, from simple loyalty cards to long term programs

		• Web-based, open architecture • Based on web services and ‘thin client’ architecture • Developed on the Microsoft .Net platform	• Tier 1 & Tier 2 supermarkets • Large chain convenience stores and fuel retailers

Supply Chain and Warehouse Management Solutions (WMS)
TRICEPS Warehouse Management	• Automated warehouse location and task management system • Optimizes distribution of warehouse resources • Provides real time warehouse data to warehouse managers	• Advanced Radio Frequency (RF) and Voice technology	• Tier 1 & Tier 2 supermarkets
BICEPS Purchasing Management	• Automated procurement system • “Just in time” and forward buying procurement • Invoice and purchase order reconciliation • Vendor profiling • Item inventory management		• Tier 1 & Tier 2 supermarkets
PROMPT Invoice Matching	• Automated invoice reconciliation system • Tracks invoices and interfaces with general ledger systems • Provides real time inventory levels • Reduces time necessary to resolve cost discrepancies	• EDI and EFT technology	• Tier 1 & Tier 2 supermarkets
MDS Yard and Dock Management	• Automated yard and dock resource management system • Real time management of yard / dock arrivals and departures	• Advanced RF, EDI and Advanced Ship Notice (ASN) technology	• Tier 1 & Tier 2 supermarkets and distributors

• Automatically directs arrivals to optimal storage location • Manages trailer usage and reduces bottlenecks
ABS Advanced Billing and Order Management

• Automated billing and pricing system
• Enables billing that reflects pre-determined margin objectives
• Provides custom pricing according to item
• Allows multiple order types and calculation methods

• Tier 1 & Tier 2 supermarkets
DemandAnalytX	• Interprets store-level POS data, forecasts demand • Determines and places optimal replenishment orders • Manages order approval and stock taking in the store using handhelds	• Demand forecasting and replenishment optimization	• Tier 1 – Tier 3 supermarkets • Large and small chain convenience stores • Tier 1 – Tier 3 distributors
Retalix InSync MDM	• Master data management • Data synchronization • Global data synchronization network & general staging	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync Purchasing and Forecasting	• Distribution center purchasing • Load building • Cost management • Deals management • Supplier portal	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync Order Management & Billing	• Store/Customer order management • Allocation, substitutions, forced distributions, etc. • Rate and cost engine, billing engine	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync WMS	• Automated warehouse location and task management system • Optimizes distribution of warehouse resources • Provides real time warehouse data to warehouse managers	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Distributor Solutions
Retalix Power Enterprise	• ERP solution for food and foodservice distributors • Master data – item, supplier, store, etc. • Ordering, receiving, forecasting, deals and more • Tradeshow management • Simple WMS	• iSeries based comprehensive	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix Power WMS	• Automated warehouse location and task management system • Advanced Radio Frequency (RF) & Voice technology	• iSeries based WMS	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix Power BUY	• Advanced procurement solution for food and foodservice distributors • Forecasting	• iSeries based	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets

• Ordering, receiving • Load balancing
Retalix Power NET	• Web order management system • View and act on store orders on the web	• Java based	• Tier 1 & Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix Power CRM	• Handheld applications for delivery • Notebook applications for sales and delivery agents	• Java and Client Server set of applications	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix InSync Solutions
Retalix InSync Platform

• New portfolio of enterprise and supply chain applications based on the Retalix InSync platform
• Purchasing
• Ordering
• Management & billing
• Invoice reconciliation
• Analyzer
• WMS
• Replenishment optimization
• Yard management
• Thin store
• Price management & optimization
• Merchandising
• Master data management

		• J2EE based • Database independent • Unix, Windows, Linux. iSeries, Mainframe • IBM WebSphere, Jboss • SOA, Web Services	• Tier 1 – Tier 3 supermarkets • Large and small chain convenience stores • Tier 1 – Tier 3 distributors
ASP and Supplier Solutions
Connected Services

• Provides retailers access to ASP applications in return for a monthly subscription fee
• Allows these retailers access to applications that would otherwise be too expensive or difficult to manage in-house

		• ASP.Net technology for enterprise and back-office applications	• Tier 3 & Tier 4 independent grocers
Supplier Solutions

• Aggregated retail food industry data
• Collaborative supply chain functionality
• E-marketplace for retail food industry
• Enables supplier to better understand market trends and consumer demands
• Enables retailers and suppliers to streamline work processes, exchange pricing, inventory and market information

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

          We have two principal in-store solutions: StoreLine for the supermarket and grocery market and StorePoint for the convenience store and retail fuel market.

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

Retalix Café – touch-screen based POS application for in-store coffee shops and restaurants;

Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by automatic vehicle identification, or AVI, devices;

Retalix Self Checkout – customer self-scanning checkout that requires little or no staff assistance and, through integration with the back-office, ensures up-to-date pricing and promotions;

Retalix Self Scan – hand-held, customer-driven, self-scanning system designed for interactive shopping and for alerting customers to specific promotions;

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

StorePoint

          StorePoint is a fully integrated, modular open architecture POS solution for the multi-format convenience store and fuel sectors. StorePoint supports a variety of retail formats, such as convenience stores, fuel forecourts, quick service restaurants and self-service kiosks. By using StorePoint, convenience stores and fuel retailers can use one integrated solution for item scanning, fuel sales and quick service food sales. In addition, StorePoint also provides extensive front office and back-office functionality, such as ordering and receiving, inventory management, petroleum inventory management, supplier and employee management, as well as specialized functionality for the food service environment, such as menu, recipe and waste management. StorePoint interfaces with various head office systems, allowing central management and decision control for the entire enterprise. Operating on a Windows platform, StorePoint is a pre-integrated, modular solution that allows for easy and cost-effective on-site installation.

          In addition to its core POS and front-office and back-office functionality, the StorePoint software suite supports additional integrated modules such as:

Retalix POS – touch-screen based POS application for in-store coffee shops and restaurants;

Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by audio-video-interleave, or AVI, devices;

RFS – software forecourt controller that can serve as a cheaper and a functionally richer option than the traditional hardware-based forecourt controllers, enabling control of fuel pumps, fuel tanks, price polls and other forecourt devices;

Retalix QSR – touch-screen based, easy-to-use application for selling quick-service food service to match any fast food, espresso bar, and food service type establishments. Includes the necessary inventory functions defining product tree, waste control, etc. as well as order preparation instructions and interactive kitchen order screens;

Retalix Self-Order – food service with self-order stations and drive-thru operations support; and

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

Retalix PocketOffice (RPO)

          RPO is a mobile, hand-held suite of front-office and back-office applications that is designed for use on mobile computing devices such as personal digital assistants, or PDAs. RPO is designed to allow in-store employees to perform a broad array of back-office functions, such as ordering, receiving and price management, without leaving the store floor. The RPO suite of applications includes product and price management, ordering, stock receiving and counting, item maintenance and shelf audit. Operating on the Windows CE platform, RPO is integrated with our HQ, StoreLine and StorePoint solutions and with our Power Enterprise solution. We market RPO to both the grocery and the convenience store sectors.

Retalix BackOffice (RBO)

          RBO is an integrated in-store solution that provides item maintenance, inventory and pricebook management, reporting and analysis and store receiving. RBO uses an open architecture approach and is available as a suite of modular components. In addition to providing item maintenance and reporting, RBO interfaces with hand-held terminals for verification and receiving. RBO is sold primarily to Tier 3 and Tier 4 food retailers through our StoreNext initiative, with some sales to Tier 2 retailers.

Retalix Store

          Retalix Store, a store back-office application that was acquired with TCI Solutions, is used in North America by Tier 2 and Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation, inventory management and POS connectivity to most existing POS systems. Retalix Store is a Delphi based client-server solution, and is database independent.

Enterprise Solutions

Retalix HQ

          Retalix HQ, a headquarters application that was acquired as part of TCI Solutions, is a retail headquarters system used in North America by Tier 1 through Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation and POS connectivity to most existing POS systems. Retalix HQ is a Delphi based client-server solution, and is databaseindependent.

Retalix ThinStore

          Retalix ThinStore, a web-based centralized store back office application that was acquired as part of TCI Solutions, is one of the first ThinStore back office system to be offered in North America to Tier 1 through Tier 3 retailers. The first release has robust receiving capabilities, based on the Retalix Store functionality. The next version will be delivered as part of the Retalix InSync Solution Portfolio.

Retalix HQC – HQ Solutions for Convenience Stores and Fuel Retailers (HQC)

          HQC is a Microsoft .Net web-based application that provides large and mid-size convenience store chains with a comprehensive, modular solution addressing their retail headquarters needs, including product management, personalized and targeted promotions, store sales audit and alert capabilities and reporting and analysis. Combining both head-office and back-office applications, HQC is integrated with our convenience store in-store solutions, allowing for synchronized information flow between the head-office and back-office.

HQC is an integrated set of modules addressing a convenience store retailer’s supply chain operations, including:

—	Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria and also enables collaboration with suppliers’ product and pricing data;

—	Store Sales Audit and Alerts – allows retailers to mine store sales and operation data for exceptions based on business rules and facilitates management by analysis of exceptions;

—	Document Management – assists with invoices, POS, returns and other features;

—	POS Hosting – assists retailers with POS parameters, keyboards, modifiers, price changes, and other features;

—

Sales Analysis – provides retailers with a data warehouse solution that facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

—	Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

—

Promotions – provides retailers with the ability to deliver a wide assortment of promotions that can be configured according to various criteria, such as types of purchase thresholds, duration, reward types and type of POS system. In addition, the Promotions module provides a synchronized, two-way flow of data between the enterprise and the POS that enables promotions to be transmitted and implemented at the store level and their results to be analyzed at the headquarters level.

Retalix Loyalty

          Retalix Loyalty is a set of customer management tools that enables businesses, at the enterprise level and the store/POS level, to implement a wide variety of broad-based, personalized promotions and loyalty card-based marketing programs. Retalix Loyalty allows retailers, through the use of personalized promotions and advanced marketing techniques, to increase customer retention and spending by influencing customer shopping patterns. The solution also allows retailers to continually measure the effectiveness of promotion campaigns and to draw upon their results when setting up future campaigns. The main advantages of Retalix Loyalty include providing retailers the ability to:

—	create and sustain customer interest;

—	focus on household spending over time;

—	optimize value through customer segmentation;

—	simplify campaign management;

—	manage supplier funding;

—	develop built-in cost controls; and

—	develop personalized marketing programs.

Warehouse Management Solutions

          With our acquisition in January 2004 of OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry, we are able to offer a comprehensive set of warehouse management solutions designed for complex, multi-facility warehouses and distribution centers. We are progressing in developing the Retalix InSync Solution Portfolio, which will be the next generation of these products, adding new technology and integrating them with other offerings in the Retalix product suite. Our suite of supply chain management applications includes:

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

BICEPS Purchasing Management

          BICEPS Purchasing Management is an automated procurement system that handles “just-in-time” turn, promotion, forward buy and invoice/purchase order reconciliations. BICEPS enables retailers’ purchasing departments to identify and purchase products according to item and category criteria, and thereby to identify opportunities to improve inventory quality and profit margins. In addition, BICEPS allows retailers to view and manage transactions, costing, movement and forecasting data and to make immediate decisions for margin improvement. BICEPS functionality includes online continuous replenishment, inventory tracking and evaluation, recommended ordering, multiple product sourcing, forecasting and online accounts payable reconciliation.

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

DemandAnalytX

          Our DemandAnalytX software suite interprets store-level POS data, forecasts demand and determines and places optimized replenishment orders, enabling retailers, manufacturers, and distributors to improve supply chain management. Through the use of sophisticated optimization algorithms, this solution allows retailers and suppliers to increase on-shelf availability and sales while reducing inventory levels and supply chain costs.

Distribution Solutions

          With the acquisition of IDS, we acquired a robust set of ERP and supply chain applications for the food and foodservice distribution market. The main offerings in this product line are:

          Retalix Power Enterprise – a full featured ERP application that provides a complete solution for foodservice, convenience store or grocery distributors. Includes enterprise master data management, purchasing, ordering, billing, light warehouse management, rebates, accounting, EDI, tradeshow management, and other features; based on the IBM iSeries technology and the DB400 database; has Java based graphical user interface, or GUI;

          Retalix Power WMS – a full featured WMS application for foodservice, convenience store and grocery distribution. Main modules include: receiving, inventory management, shipping, labor management, voice and RF directed movements and others; based on the IBM iSeries technology and the DB400 database; has Java based GUI;

          Retalix Power Buy – an advanced buying application for foodservice, convenience store and grocery distribution that supports seasonality trends, buyers workflow, and other areas; based on the IBM iSeries technology and the DB400 database; has Java based GUI;

          Retalix Power Net – a web-based order management system; Java based;

          Retalix Power Sell – a PC based software to assist sales agents of foodservice, convenience store and grocery distributors in their work while visiting customers (retail chains, food service locations, etc.);

          Retalix Power Net – a web based ordering portal for retailers ordering from a foodservice, convenience store or grocery distributor;

          Retalix Power PDA – a handheld solution for distributors; and

          Power CRM – a set of customer relationship management, or CRM, applications for delivery and food service agent applications for handheld and notebook computers; based on Java and client server Delphi.

Retalix InSync

          In September 2005, we announced our new state-of-the-art, web-based portfolio of synchronized applications - the only complete suite designed and developed to meet the most demanding requirements of retailers, distributors and operators in the grocery and foodservice industries. Retalix InSync brings together more than 20 years of accumulated industry and software development expertise and experience from us, OMI International, IDS and TCI Solutions. This is the platform on which our existing products will be integrated and on which new products will be developed. The benefits of this portfolio include seamless integration between applications, lower total cost of ownership, or TCO, and customers’ ability to integrate third-party applications on top of Retalix InSync. Retalix InSync unifies our applications onto a single platform, reducing the need for custom integrations.

          Retalix InSync is based on state-of-the-art technology and architecture, including such technical features as:

—	service oriented architecture;

—	web services;

—	Java/J2EE development standard;

—	database independence (DB2, MS-SQL, Oracle);

—	interoperability (Unix, Linux, Windows, iSeries, Mainframes); and

—	application server independence (IBM WebSphere, Jboss).

          The Retalix InSync Solution Portfolio includes the following:

—	Retalix InSync Platform – all of the Retalix InSync Solutions are built on top of a robust set of platform services. The platform is structured in four layers:

¡

data layer – consists of a dynamic data model, a thick layer of meta data that actually defines how the services will be configured and executed, a flexible and extendable business entity layer and a robust industry specific integrated catalog;

¡	platform services layer – includes a rich set of GUI services, workflow, logs, data synchronization, reporting, rule engine and search and selection features;

¡	application services layer – includes perpetual inventory, or PI, rates, costing, retail price generation and demand forecasting; and

¡	science layer – includes data (cleansing) logic, demand logic, price elasticity logic, key performance indicators, or KPI, alert tools, and optimization tools.

—

Retalix InSync MDM (Master Data Management) – a module that facilitates maintenance of business entities and catalog data, integration with external data sources, data staging and workflow based data integration processes.

—

Retalix InSync Purchasing – a robust purchasing solution for the retail and distribution markets. Includes demand forecasting, purchase order triggering, generation and review, load building, price brackets and PI.

—	Retalix InSync Forecasting – an advance demand and supply based DC forecasting and forecast modeling tool. Supports turn and promotion forecasting.

—

Retalix InSync WMS – a full-featured warehouse management package that supports the needs of small and large scale food and non-food retail and distribution warehouses. Main modules include receiving, voice and RF, directed put-away, replenishment and picking movements, selection and shipping, X-Docking, radio frequency identification tags, or RFID, labor standards and optimization tools.

—

Retalix InSync Order Management & Billing – a sophisticated product that allows retail and distribution organization to improve the operations of distribution centers by attempting to optimize the handling process of store and customer orders. The product supports product substitutions, short product allocation, and short date product forced distribution, while integrating demand signals and inventory positions.

—

Retalix InSync Invoice Reconciliation – sophisticated 3-way and 2-way (DSD) matching process (matching invoice, order, and receiving documents) that facilitates automation and maximization of fee and revenue collection and minimizes loss of revenue and labor.

—

Retalix InSync ThinStore – a web-based centralized store back-office application that runs at the headquarters as if it were installed at each store, reduces the amount of hardware and software in the store and requires less maintenance. Includes ordering and receiving, inventory management, download and upload functions between the headquarters and store equipment, such as POS and scales.

—

Retalix InSync Pricing – a robust rule based retail pricing application, based mainly on the acquired TCI Solutions applications. Supports price generation, competitive pricing and links between different prices.

—

Retalix InSync Price Optimization – a new product to complement Retalix InSync Pricing that uses the Demand Logic (developed in the Retalix DemandAnalytX application) as a base for an advanced price elasticity based optimization. Designed to assist in retail price setting, achieving maximal profit using price strategies, and optimizing deals and promotions.

—

Retalix InSync Analyzer BI – a set of analytic applications that use the advanced Qlik-View business intelligence tool. Each Retalix InSync Analyzer application provides a sophisticated set of integrated online and graphical reports.

—	Retalix InSync Customer Portal – a robust J2EE based customer portal, based on the acquired Power Net (IDS) customer portal. Supports customer order entry and presentation.

—	Retalix InSync Supplier Portal – a robust J2EE based supplier portal, based on the acquired Power Net (IDS) customer portal. Supports vendor processes such as new items and deals.

ASP and Supplier Solutions

          We provide ASP and supplier solutions through StoreNext USA and StoreNext Israel.

ASP Solutions

          Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the systems necessary to meet them. Through our StoreNext initiatives, we have leveraged our ability to support multiple enterprises from a single platform to offer our applications to these independent and small chain food retailers on an ASP basis. These ASP solutions, or Connected Services, allow independent retailers and small chains, in return for a monthly subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can enjoy greater operating efficiencies, and thereby become more competitive with the larger food retailers.

Supplier Solutions

          Through the collection of sales and inventory data obtained in providing Connected Services to Tier 3 and Tier 4 food retailers, we provide suppliers with aggregated Tier 3 and Tier 4 retailer data, including visibility into retail inventory movement, as well as aggregated market share information. We first established a community, or e-marketplace, for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel initiative has reached a critical mass. As part of this e-marketplace, retailers and suppliers are able to collaborate and exchange data through our centralized servers, enabling the exchange of product information, pricing, ordering, inventory and other market information. We also offer this option as “private collaboration exchanges” where large chains can set up a collaborative workflow exchange with the chain’s suppliers. We intend to provide similar e-marketplace and collaboration services through our StoreNext USA venture as the number of subscribers to our Connected Services in the United States grows. In addition, we also offer EDI messaging services that enable the exchange of data between retailers and suppliers electronically using standard data format and protocols.

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

Customers

          Our software has been deployed worldwide in supermarket and grocery stores, convenience stores, fuel retailers and quick service restaurants. The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2004 and 2005 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

Albertsons (US)	Alon Oil (US)	Farner-Bocken Company (US)
Big Y (US)	Casey’s (US)	Food Services of America (US)
Costco (US)	Irving Oil (US)	Sysco (US)
Dierbergs (US)	Pilot Corporation (US)	Met Cash (Australia)
Hannaford Bros. (US)	Tesoro (US)
K-VA-T (US)	Husky Oil (Canada)
Publix (US)	Welcome Break (UK)
Schnucks (US)	Pressbyran (Sweden)
Delhaize Group (Europe)
Sainsbury’s (UK)
Tesco Stores (UK)
A.S. Watson (Europe)
Intermarche (Europe)
Metro Cash & Carry (South Africa & Australia)
Shoprite Checkers (South Africa)

Recent Significant Acquisitions

          In March 2006, we acquired additional 45% of StoreNext USA and increased our holdings in this entity to 95%. In February 2006, we acquired substantially all of the assets of Base Products, Inc., d/b/a C&L Retail Solutions, which provides a suite of hardware and software products and services for the food and consumer goods retailers. We believe that these acquisitions will strengthen our position, customer base, flexibility and exposure in the sector of smaller and independent retailers in the United States.

          On April 1, 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The solutions of TCI Solutions enable grocers to automate complex pricing strategies, streamline inventory management processes, and execute consistently across the retail enterprise, from headquarters to the store. TCI Solutions’ flagship offering, TCI Retail, consists of headquarters and in-store applications that provide supermarket operators with the control, automation and execution capabilities necessary to increase revenue, lower costs and improve margins in today’s complex retail environment. The solutions of TCI Solutions enable grocers to accelerate and improve decision-making through enterprise-wide merchandising and store operations solutions. As part of the acquisition, we retained 111 of TCI Solutions’ employees. We believe that the acquisition of TCI Solutions will enable us to strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products.

          Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged with and into one of our subsidiaries in November 2005, and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash.

          On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares will be eligible for release from escrow only if certain future customer retention milestones are met as of April 1, 2007. IDS’s solutions enable distributors in the grocery, convenience store and food service markets to achieve increased productivity, improved customer service and operational cost savings. As part of the acquisition, we retained 133 of IDS’s employees. We believe the acquisition of IDS will enable us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings and in particular those which collaborate between retail and supply organizations, broaden our customer base and expand our suite of products.

          In August 2004, we acquired 51% of Retalix Italia (then “Unit”), a supplier of specialized software and hardware solutions for the food and fuel retail industries in Italy. As part of the acquisition we retained 59 employees of Retalix Italia headquartered near Milan. In December 2004, we acquired the remaining 49% of Retalix Italia. Retalix Italia focuses on the delivery, deployment and support of the Retalix advanced enterprise-wide retail solutions to the Italian, as well as other European, food and fuel retail markets.

          In January 2004, we acquired OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.5 million in cash and ordinary shares, including related transaction expenses. As part of the acquisition, we retained 67 of OMI’s employees. OMI integrated applications provide end-to-end supply chain management enabling enterprise-wide procurement, merchandising, warehouse management and order management for multi-warehouse, multi-facility food retailers and wholesalers. The acquisition of OMI enabled us to enter into the supply chain execution and warehouse management systems markets for retailers, broaden our customer base and expand our suite of products. In early 2004, we also acquired the independent operations of the distributors of OMI’s products in Israel and Europe.

The StoreNext Initiatives

StoreNext USA

          Established in 2002 with Fujitsu Transaction Solutions, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). This initiative manages the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. Retalix supplies StoreNext USA with POS, back office and mobile solutions software and Fujitsu supplies StoreNext USA with POS hardware. Retalix receives revenues from the sale of its software solutions to StoreNext USA. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2005, we estimate that StoreNext USA had more then 1,000 stores that have signed up to Connected Services. On March 31, 2006, Retalix increased its ownership of StoreNext USA from 50.01% to 95% for consideration of approximately $4.9 million.

StoreNext Israel

          Established in 1999, StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. In addition, StoreNext Israel has established an e-marketplace across the Israeli retail supply chain by building a subscriber base comprised of both retailers and suppliers. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include over 750 stores and 900 suppliers. StoreNext Israel is currently running an online collaboration project with Supersol, the largest supermarket chain in Israel, and several of its key suppliers, including Osem-Nestle, Strauss-Elite, Unilever Israel, Central Bottling Company Ltd. (Coca Cola Israel) and Hogla-Kimberley.

          StoreNext Israel is a business initiative controlled by us. In addition there are three other Israeli shareholders in this initiative: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, Israel’s largest bank; and Coca Cola Israel. As of December 31, 2005, we owned directly and through one of our wholly owned subsidiaries, approximately 51.5% of the issued share capital of StoreNext Israel. In addition, approximately 270,000 ordinary shares of StoreNext Israel, or approximately 7.7% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to our and StoreNext Israel’s employees. An additional 90,000 ordinary shares of StoreNext Israel, or approximately 2.6% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola. An additional 305,973 ordinary shares of StoreNext Israel, or approximately 8.75% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of an option granted to Isracard.

          Certain distributions by StoreNext Israel to its shareholders require the consent of certain shareholders. Our shares in StoreNext Israel are subject to certain put and call options held by other shareholders of StoreNext Israel.

Sales and Marketing

          We distribute our products through direct sales, distributors and local business systems dealers. We market our products to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers through a direct sales force in the United States, Europe, Asia, Australia and Israel, augmented by a combination of channel partners and integrators. Sales to Tier 1 and Tier 2 supermarket chains and major fuel retailers have historically represented the substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers indirectly through our channel partners, subsidiaries and through our StoreNext initiatives in the United States and Israel. For larger supermarket and convenience store chains, fuel retailers and distributors, we also provide professional services including project management, implementation, application training and technical and documentation services. We also provide development services to customize our applications to meet specific requirements of our customers, as well as ongoing support and maintenance services.

          In addition, we participate in marketing programs with several companies, including IBM and NCR. Our marketing efforts are focused on increasing our brand recognition, as well as increasing awareness of the competitive advantages of our software solutions. We participate in major trade show events and conferences and advertise in trade publications.

Direct Sales

          Our direct sales force, consisting of experienced account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, United Kingdom, South Africa, Italy, France, Australia and Israel. Our sales force sells our products directly to supermarkets, convenience stores and fuel retailers and distributors within these countries and also relies on trade shows, promotions and referrals to obtain new customers.

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

Dealer Sales

          We have direct distribution agreements for the sale of some of our products with partners in Australia, China, Finland, Greece, Japan, Korea, New Zealand, Norway, the Philippines, South Africa, Switzerland and the United States. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

          We believe that qualified partners can be an effective sales channel for our products in their respective markets and can help us to overcome language and cultural barriers in countries where English is not the native language. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Competition

          Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, Fujitsu, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers. On the enterprise level, after our acquisition of TCI Solutions, our principal competitor in the supermarket and grocery market is SoftTechniques, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA, and from larger ERP software companies such as Oracle (which recently acquired Retek and Profitlogic) and SAP (which recently acquired Triversity). In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems Inc., Pinnacle Systems, Gilbarco, VeriFone Inc. and Wincor-Nixdorf. In the supply chain execution and warehouse management markets, our competition includes Manhattan Associates, Red Prairie and EXE Technologies (part of SSA Global Technologies). Some competitors, such as NCR, Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

          The market for retail food and fuel information systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

—	breadth of product offerings;

—	integrativity of solutions and solution components;

—	suitability for multi-national, multi-concept retailers;

—	quality track record;

—	established reputation with key customers;

—	products that balance feature/performance requirements with cost effectiveness;

—	scope and responsiveness of professional services and technical support;

—	retail and business know-how and expertise;

—	compatibility with emerging industry standards;

—	ease of upgrading and ease of use; and

—	timeliness of new product introductions.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Portion of ownership interest held (%)	Portion of voting power held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
BASS Inc. (2)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	95	95
OMI International, Inc. (1)	United States	100	100
C-StoreMatrix.com Inc. (3)	United States	25	25
Retalix SCM Inc. (1)	United States	100	100
Retalix TCI, LLC (1)	United States	100	100
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (4)	Israel	100	100
StoreAlliance.com Ltd. (5)	Israel	51.5	51.5
StoreNext Ltd. (6)	Israel	51.5	51.5
TradaNet Electronic Commerce Services Ltd. (6)	Israel	51.5	51.5
IREX – Israel Retail Exchange Ltd. (6)	Israel	51.5	51.5
Cell-Time Ltd. (7)	Israel	17.1	33
DemandX Ltd. (6)	Israel	51.5	51.5
Retail College StoreNext Ltd. (8)	Israel	38.6	75
P.O.S. (Restaurant Solutions) Ltd.	Israel	69	69
Net Point Ltd.	Israel	95	95
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Orlan Orion Systems Ltd.	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A.	Italy	100	100
M.P.S. Millennium Pos Solutions S.r.l.	Italy	100	100
Retalix France SARL	France	100	100
Retalix SA PTY Ltd.	South Africa	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan	Japan	100	100

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.

(2)	Held through our wholly-owned subsidiary, Retalix USA Inc.

(3)	Ceased operations.

(4)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd.

(5)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

(6)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.

(7)	33% owned by our subsidiary, StoreAlliance.com Ltd.

(8)	75% owned by our subsidiary, StoreAlliance.com Ltd.

D. Property, Plants and Equipment

          Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 6,500 square meters of office space, of which approximately 3,500 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 3,000 square meters are leased from other third parties for shorter terms.

          In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, California, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania and Texas, as well as in London, England, in Ivrea and Rome in Italy, in Sydney, Australia and in Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

ITEM 4A – UNRESOLVED STAFF COMMENTS

          None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes to those financial statements included elsewhere in this annual report.

A. Operating Results

Overview

General

          We are an independent provider of integrated enterprise-wide software solutions to global food and fuel retailers and U.S. grocery and convenience store distributors. Spanning the retail and distribution supply chain from the warehouse to the point of sale, our suite of software solutions integrates the retail information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and warehouses. Our comprehensive integrated solution suite enables food and fuel retailers and foodservice and convenience store distributors to manage their operations more efficiently, reduce infrastructure costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale.

          Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, introducing new products, expanding the features and functionality of our existing products and acquiring complementary businesses, including most recently Base Products in February 2006, TCI Solutions and IDS in April 2005, Unit S.p.A. (Retalix Italia) in August 2004, and OMI International in January 2004.

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

          We also generate revenues from sales of licenses for our software solutions, maintenance and related services to Tier 3 and Tier 4 grocers in the United States and to a lesser extent in Israel. To some extent, we also sell to such customers hardware manufactured by third parties such as point of sale and other store level computer hardware, mobile computer terminals, scanning equipment, printers, optical equipment used in warehouses, etc. In addition, leveraging on the ability of ReMA to support multiple enterprises from a single data center, we recently began to offer Tier 3 and Tier 4 grocers in the United States and Israel a variety of ReMA applications, such as pricebook, promotions, loyalty and information services, which we refer to as Connected Services. We receive monthly subscription fees for these Connected Services. We anticipate that revenues relating to these Connected Services will account for a growing portion of our overall revenues in future periods. Though the overall impact on us in the near term will be modest, we believe that revenues from these Connected Services will be an important source of revenues to us in the longer term.

          During 2005, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we strengthened and widened our offering in the supply chain and warehouse management areas with the acquisitions of IDS and TCI Solutions.

          Highlights since the beginning of 2004 include:

—

In March 2006, we increased our holdings in StoreNext USA to 95%, with the acquisition of additional 45% in StoreNext USA from Fujitsu Transaction Solutions. The consideration we paid for this acquisition was approximately $4.9 million. The purpose of this acquisition was to decrease the StoreNext USA dependency on a single hardware vendor and thus improve its acceptance in the relevant markets.

—

In February 2006, we acquired substantially all of the assets of Base Products, Inc. d/b/a/ C&L Retail Solutions, a provider of a suite of hardware and software products and services for food and consumer goods retailer, for $2.6 million in cash, and assumption of certain liabilities. As part of the acquisition we retained 31of Base Products’ employees. The purpose of this acquisition was to strengthen our customer base and position in the small and independent retail sector in the United States.

—

In April 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, now called Retalix TCI, LLC, a provider of retail store and headquarters solutions, including pricing, promotions, inventory management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. As part of the acquisition, we retained 111 of TCI Solutions’ employees. The purpose of the acquisition of TCI Solutions was to strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products. In November 2005, we completed the acquisition of TCI Solutions as we acquired the remaining outstanding common stock and preferred stock of TCI Solutions in a merger, for an aggregate of approximately $2.6 million in cash.

—

In April 2005, we also acquired through our wholly owned subsidiary Retalix SCM, Inc., substantially all of the assets of IDS, a provider of ERP and distribution solutions for the foodservice, convenience store and grocery industries, for approximately $37.4 million in cash, and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares will be eligible for release to the sellers from escrow only if certain future customer retention milestones are met as of April 1, 2007. As part of the acquisition, we retained 133 of IDS’s employees. The purpose of the acquisition of IDS was to enable us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings, and in particular, those which facilitate coordination between retail and supply organizations, broaden our customer base and expand our suite of products.

—

In August 2004, we acquired UNIT, now called Retalix Italia, a supplier of specialized software and hardware solutions for the food and fuel retail industries in Italy and Europe. As part of the acquisition, we retained 59 of UNIT’s employees.

—

In January 2004, we acquired OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.5 million in cash and ordinary shares, including related transaction expenses. This acquisition was concluded on January 2, 2004. As part of the acquisition, we retained 67 of OMI International’s employees. The purpose of the acquisition of OMI International was to enable us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. As expected, we invested significant resources in developing a next-generation, web-based version of OMI International’s applications and in integrating these applications with ReMA, our web-based enterprise application suite.

—

We announced numerous new customer agreements, including French-based Mousquetaires-Intermarche, Tesco (Retalix Back Office systems for sites across the United Kingdom, Europe and Asia), Alon USA, Zen and Drug-Eleven in Japan, Lotus Supermarkets in China, Rautakirja in Finland and Woolworth’s in Australia. These new customers in Europe, Asia and the Pacific-Rim represent the advancement of our strategy to expand our business to new retail markets around the globe.

—

We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $59 million.

Revision of periodic and annual results previously published in regard to 2005

          During July 2006, we came to the conclusion that the accounting treatment previously implemented in connection with certain transactions was incorrect, and not in accordance with the applicable accounting rules. Accordingly, the correction of the accounting treatment which affected previously published financial statements for each quarter during 2005, as well as the year ended December 31, 2005, was included herein in this annual report. The issues revised herein included:

—	the accounting treatment of the impact of open contracts in connection with recent acquisitions

—

the accounting treatment of revenue recognition applied to a certain multi-element transaction executed in 2005 involving a software license and a maintenance arrangement based deployment progression or delayed commencement

—	the accounting treatment in accordance with FAS 123 in connection with certain options

—	insufficient provisions to cover unforeseen accounting fees in connection with the lengthy audit of our December 31, 2005 financial reports

—	a certain correction of effective tax rate applied to deferred tax expense

—	incorrect classification of certain revenues as product sales instead of revenues from services and projects

          In addition, the restatement of our financial statements for the year ended December 31, 2004 and in this context, the correction of the accounting treatment of revenue recognition applied to a certain multi-element transaction executed in 2004 involving a software license and a maintenance arrangement based on deployment progression, also impacted our December 31, 2005 financial reports.

          The following table shows the impact of the corrections made and included in the financial statements attached herein on our previously published quarterly results of operations for the year ended December 31, 2005:

	The three months period ended				The year ended	The three months period ended				The year ended
	March 31, 2005	June 30, 3005	Sept' 30, 2005	Dec' 31, 2005	Dec' 31, 2005	March 31, 2005	June 30, 2005	Sept' 30, 2005	Dec' 31, 2005	Dec' 31, 2005
	(in thousands, except per share data)
	Amendments					As amended

Revenues:
Product sales	$(3,824)	$(4,304)	$(3,922)	$(5,179)	$(17,229)	$16,700	$23,878	$25,288	$25,826	$91,692
Services and projects	3,813	1,938	3,136	4,409	13,296	17,102	24,352	26,336	27,889	95,679

Total revenues	(11)	(2,396)	(786)	(770)	(3,933)	33,802	48,230	51,624	53,715	187,371

Cost of revenues:
Cost of product sales	-	(2,532)	(403)	(528)	(3,463)	5,765	8,310	8,450	8,996	31,521
Cost of services and
projects	-	-	-			5,298	9,469	9,549	10,149	34,465

Total cost of revenues	-	(2,532)	(403)	(528)	(3,463)	11,063	17,779	17,999	19,145	65,986

Gross profit	(11)	166	(383)	(242)	(470)	22,739	30,451	33,625	34,570	121,385

Operating expenses:
Research and development
expenses-net	-	-				8,437	11,973	12,188	12,085	44,683
Selling and marketing
expenses	-	-				6,770	8,995	9,191	8,426	33,382
General and
administrative expenses .	-	-	(67)	334	267	4,378	6,371	6,372	6,010	23,131
Other general income
(expenses) - net	-	-	83		83	-	-	(6)	6	-

Total operating expenses	-	-	16	334	350	19,585	27,339	27,745	26,527	101,196

Income from operations	(11)	166	(399)	(576)	(820)	3,154	3,112	5,880	8,043	20,189
Financial income
(expenses) - net	-	-				174	(161)	63	126	202
Gain arising from issuance
of shares by a
subsidiary and an
associated company	-	-	83		83	-	-	83		83

Income before taxes on
income	(11)	166	(316)	(576)	(737)	3,328	2,951	6,026	8,169	20,474
Taxes on income	(2)	44	(81)	167	128	993	514	1,772	2,633	5,912

Income after taxes on
income	(9)	122	(235)	(743)	(865)	2,335	2,437	4,254	5,536	14,562
Share in losses of an
associated company	-	-				(40)	(43)	(20)	(27)	(130)
Minority interests in
losses of subsidiaries	-	-				72	134	(44)	27	189

Net income	$(9)	$122	$(235)	$(743)	$(865)	$2,367	$2,528	$4,190	$5,536	$14,621

Earnings per share:
Basic	-	$0.01	$(0.01)	$(0.04)	$(0.04)	$0.13	$0.14	$0.22	$0.29	$0.78

Diluted	-	$0.01	$(0.01)	$(0.04)	$(0.04)	$0.13	$0.13	$0.21	$0.28	$0.74

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

Revenue recognition

          Our revenue recognition policy is critical because our revenue is a key component of our results of operations. we derive our revenues primarily from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which we classify as revenues from product sales. We also derives revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers, all associated with products sold by us and which we classify as revenues from services and projects. See further discussion of sources of revenues below.

          We derive our revenues primarily from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which we classify as revenues from product sales. We also derive revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers as well as on-line application, information and messaging services, mostly associated with products we sell and which we classify as revenues from services and projects.

          Revenues from sales of product and software license agreements are recognized when all of the criteria in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. In software arrangements that require significant customization, integration and development, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

          Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE of fair value for maintenance is based on a consistent renewal percentage. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

          Revenues from professional services that are not bundled or linked to a software sale accounted for under SOP 97-2 are recognized as services are performed in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

          Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

          In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers as per the method sometimes referred to as the “sell-in method”.

          In specific cases where resellers have right of return or we are required to repurchase the products or in case we guarantee the resale value of the products, revenues are recognized as the products are delivered by the resellers as per the method sometimes referred as the “sale through method”.

          Revenues from on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

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

Goodwill and Intangible Assets

          On January 1, 2002, we adopted SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

          The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the future cash flows attributable to each reporting unit. In addition, we make certain judgments about allocating shared balance sheet assets and liabilities to our reporting units. Within this context, we use judgment in considering our market capitalization, using among other factors, common rates within the industry as well as attributable to competitors. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

          We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Such valuations require management to make significant estimations and assumptions, especially with respect to intangible assets.

          Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relations, acquired developed technologies and trade names, and values of open contracts. In addition, other factors considered are the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

          If we do not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of depreciation and amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

          During 2005, as a result of our annual impairment analysis, we determined that no goodwill of any of our past acquisitions was impaired.

     Should future results or economic events cause a change in projected cash flows or other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

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

Other non critical accounting policies and additional discussion of accounting characteristics

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

          The functional currency of Retalix Italia and Cell-Time is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with SFAS 52 “Foreign Currency Translation” of the FASB, or SFAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss).” The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with SFAS 52; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

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

Variable Interest Entities

          We evaluate whether entities in which we have invested are variable interest entities within the meaning of FIN 46R. If an entity is a variable interest entity, then we determine whether we are the primary beneficiary of that entity by reference to our contractual and business arrangements. Assessment of whether an entity is a variable interest entity for purposes of FIN 46R and the determination of the primary beneficiary of such entity requires judgment and careful analysis of all relevant facts and circumstances, including determining whether other parties are related parties solely for the purposes of FIN 46R.

          StoreNext USA is a variable interest entity, which the Company holds majority of voting interest and, under the relevant guidelines of Financial Accounting Standards Board Interpretation No. 46R, "Accounting for Variable Interest Entities" ("FIN 46R"), we are considered the primary beneficiary, and therefore we consolidate the results of StoreNext into our financial statements.

Sources of Revenue

          We derive our revenues primarily from the licensing of integrated software products, and to some extent also from the sale of complementary computer and other hardware equipment, all which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers, all associated with our software products, which we classify as revenues from services and projects. In addition, we provide business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France and Australia.

          Our relationships primarily with our large customers, are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

          During 2005, one single customer accounted for 5% or more of our revenues and during 2004, none of our customers accounted for 5% or more of our revenues.

Product Sales

          Product sales primarily consist of the sale of software through perpetual license agreements with direct customers, integrators, distributors and dealers. Sales to Tier 3 and Tier 4 retailers and to suppliers and manufacturers also include hardware manufactured by third parties. Such hardware could typically be point of sale and other store level computer hardware, mobile computer terminals, scanning equipment, printers, optical equipment used in warehouses, etc.

Services and Projects

          Revenues from services consist of:

—

Maintenance – consists primarily of technical support and use of help-desk services, dealing primarily with difficulties or failures occurring from erroneous use of software products bugs, etc. In some cases the maintenance includes unspecified upgrades, which are mainly bug fixes. We provide maintenance services primarily based on annual arrangements or, alternatively, through dedicated-team arrangements based on professional personnel fully dedicated to the customer and directed by him primarily in the context of performance of change requests and for relatively long periods of time. In some cases, we provide maintenance services on a per-call basis.

—

Development/Enhancement services in the form of short-term projects - primarily fixed price or hourly/daily fee arrangements for the enhancement of our products to accommodate the request of a specific customer. Such short-term tasks take up to twelve weeks to complete. Examples to this type of revenue could be the development of a new report, a simple type of a promotion or a simple interface to an external system based on the needs specified by the customer. These projects are small in volume and in most cases take only days to complete. Such services can also be provided in the context of dedicated-team arrangements, where specified amounts of personnel are dedicated to customers, charged to the customer and paid for, on the basis of daily rates.

—

Development/Enhancement services in the form of long-term projects - consists of relatively significant customizations which are of a longer-term in nature. Such tasks are most commonly performed for existing customers who request relatively complicated enhancements such as complicated promotion programs or complicated customizations required due to new fiscal regulations. Such services can also be provided in the context of dedicated-team arrangements.

—

On-line information services, messaging and application services - including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues have not been significant during 2005 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

Multiple element agreements

          Our sales also consist of multiple element arrangements that in most cases involve the sale of licenses as well as maintenance services in regard to the products sold.

Sales to integrators

          In some cases, we sell our products and provide our services to integrators to which typical customers outsource their IT activities. In these cases, the integrators are the actual customers in all material respects.

Sales through resellers

          We also sell our products, primarily to smaller retailers, through resellers.

Cost of Revenues

          Cost of revenues is comprised of the cost of product sales and the cost of services and projects. Furthermore, since our adoption of SFAS, No. 142, “Goodwill and other Intangible Assets” and SFAS No. 141 “Business Combinations”, in their entirety, as of January 1, 2002, intangible assets created through purchase price allocations such as customer base and technology are amortized to cost of revenues over their expected periods of life. In addition, generally we are obligated to pay the Israeli government royalties at a rate of 3% to 5% on revenues from specific products resulting from grants, up to a total of 100% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales – Cost of product sales consists of costs mostly related to cost of hardware and amortization of intangible assets. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues. Beginning in July 2002, we began consolidating the results of StoreNext USA into our financial statements. As hardware sales constitute a significant portion of StoreNext USA revenues, our cost of product sales has increased, reflecting the higher costs of hardware. The amortization of intangible assets acquired from OMI International, IDS and TCI Solutions was another factor that contributed to the increase in cost of product sales during recent years.

Cost of Services and Projects – Cost of services and projects consists of costs directly attributable to service and project sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services and projects is substantially higher, as a percentage of related revenues, than the cost of products, our overall gross margins may vary from period to period as a function of the mix of services and projects versus product revenues in such periods. As compared to our historical results, IDS and OMI International have higher percentages of revenues from services and projects than product sales, as well as lower gross margins for their service related revenues. As a result, our cost of services and projects has risen since we have merged their activities into ours.

Operating Expenses

          Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses.

Research and Development Expenses, Net consist primarily of salaries, benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.

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

General and Administrative Expenses consist primarily of compensation, professional fees, bad debt allowances and other administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and new joint ventures. However, as a result of certain fixed costs associated with growth, general and administrative expenses as a percentage of sales have decreased. In addition, we adopted SFAS, No. 142, “Goodwill and other Intangible Assets” and SFAS No. 141 “Business Combinations” in their entirety as of January 1, 2002 except with respect to the acquisition of BASS which we completed as of September 2001, and for which we applied the provisions of SFAS 141 and SFAS 142 as of the acquisition date. As a result, goodwill that was previously amortized within general and administrative expenses on a straight-line basis over periods of four to seven years, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.

Other General Income (Expenses), Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets. In addition, in 2002, we sold a relatively small part of our dealership operations in the Tennessee area because of conflicting interests with our new StoreNext USA initiative and the gain we realized upon this sale in 2002 is included in this line item for that year.

Financial Income (Expenses), Net consists primarily of interest earned on bank deposits and securities, interest paid on loans, credit from banks, expenses resulting from sale of receivables and losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Gain Arising from Issuance of Shares by a Subsidiary and an Associated Company

          In March 2003 we established Cell-Time, through our subsidiary StoreNext Israel, together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time. According to the agreement between the parties, Dai has committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies. As of December 31, 2005, Dai has fulfilled its above commitment. As a result of Dai’s investments, we recorded in 2005 and 2004, gains of $83,000 and $200,000, respectively, representing StoreNext Israel’s portion in Cell-Time, which is shown as a gain arising from issuance of shares by a subsidiary and an associated company.

          In the fourth quarter of 2003, Isracard, a subsidiary of Bank Hapoalim, invested approximately $2.5 million in StoreNext Israel. Gain arising from issuance of shares by a subsidiary and an associated company in 2003 represents the capital gain realized as a result of that investment. After giving effect to the investment, we owned indirectly approximately 51.5% of the issued share capital of StoreNext Israel.

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

Operating Results

          The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,

	2003	2004	2005

Revenues:
Product sales	63.5%	63.0%	48.9%
Services and projects	36.5	37.0	51.1

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	18.0%	18.9%	16.8%
Cost of services and projects	13.5	15.4	18.4

Total cost of revenues	31.5%	34.3%	35.2%

Gross profit	68.5%	65.7%	64.8%
Operating expenses:
Research and development expenses, net	19.9%	27.7%	23.1%
Selling and marketing expenses	23.4	20.1	17.8
General and administrative expenses	14.5	13.0	12.3
Other general expenses, net	(0.1)

Total operating expenses	57.9%	60.8%	54.0%

Income from operations	10.6	4.9	10.8
Financial income (expenses), net	(0.1)		0.1
Gain arising from issuance of shares by a subsidiary and an associated company	1.1	0.2

Income before taxes on income	11.6%	5.1%	10.9%
Taxes on income	(2.9)	(1.3)	(3.2)
Share in losses of an associated company	(0.1)	(0.1)
Minority interests in losses of subsidiaries	0.3	0.2	0.1

Net income	8.9%	3.9%	7.8%

Comparison of 2003, 2004 and 2005

Revenues

	Year ended December 31,						% Change	% Change

	2003	2004	2005	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

	(U.S. $ in millions)			% of total revenues

Product sales	$58.5	$77.5	$91.7	64%	63%	49%	33%	19%
Services and projects	33.6	45.4	95.7	36%	37%	51%	35%	110%

Total revenues	$92.1	$122.9	$187.4				34%	52%

          During 2005, our revenue increase resulted primarily from an increase in sales to international customers in both the supermarket and convenience store sectors, where revenues increased from $32 million in 2004 to $75.2 million in 2005, an increase of approximately 137%. In addition, revenues in the United States increased from $79.7 million in 2004 to $98.4 million in 2005 primarily due to the increase of our sales in the supply chain sector and the contribution of the acquired IDS activities to these sales. International sales in 2005 consisted, in significant part, of several large sales. In addition, during 2005, our revenues from services and projects increased as a percentage of total revenues to 51% compared to 37% in 2004 and 36% in 2003, primarily due to the significant portion of such revenues derived from some large international customers as well as in IDS, the activities of which we acquired in April 2005.

          During 2004, our revenues increase resulted from an increase in sales to U.S. and international customers in Europe and Asia, both in the grocery and convenience store sectors. The increase in revenue from sales to U.S. customers constituted 55% of the total increase in sales during 2004. The increase in revenue from sales to international customers constituted 45% of the total increase in sales during 2004. Revenues from sales in the Israeli market were consistent with those achieved during 2003.

          Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers.

Cost of Revenues

	Year ended December 31,						% Change	% Change

	2003	2004	2005	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$16.6	$23.2	$31.5	28%	30%	34%	40%	36%
Cost of services and projects	12.4	18.9	34.5	37%	42%	36%	52%	82%

Total cost of revenues	$29.0	$42.1	$66.0				45%	57%

          The increase in cost of product sales as a percentage of product sales in 2005 was primarily attributable to the amortization of intangibles associated with acquisitions. In 2004 and 2003, this increase resulted primarily from an increase in hardware associated sales attributable to our StoreNext USA initiative. In July of 2002, we began to consolidate the results of StoreNext USA into our financial statements. Although historically we generated revenues primarily from the sale of software and related services, StoreNext USA also generates revenues from the sale of third party point-of-sale hardware, which generally has a higher associated cost of revenues and lower gross margins. We expect our gross margins for future periods to be lower than our historical gross margins as a result of both the consolidation of the StoreNext USA results and our acquisition of IDS and OMI International, which generate a larger portion of revenues from services, with a lower associated gross margin.

Operating Expenses

	Year ended December 31,						% Change	% Change

	2003	2004	2005	2003	2004	2005	2004 vs. 2003	2005 vs. 2004

	(U.S. $ in millions)			% of revenues

Research and development, net	$18.3	$34.1	$44.7	20%	28%	24%	86%	31%
Selling and marketing	21.5	24.8	33.4	23%	20%	18%	15%	35%
General and administrative	13.4	15.9	23.1	15%	13%	12%	19%	45%
Other general income (expenses)	0.1	-----	-----	-----	-----	-----

Total operating expenses	$53.3	$74.8	$101.2	58%	61%	54%	40%	35%

Research and Development Expenses, Net. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. The significant growth in research and development expenses reflects our considerable investments in integrating our recently acquired supply chain and warehouse management systems into our synchronized suite of products as well as the efforts invested in developing our next-generation applications and our recently introduced products. Although we believe that in 2004 and in 2005 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves.

Selling and Marketing Expenses. During 2004 and 2005, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area and in establishing a presence in new markets in Europe and Asia. During 2003, we focused primarily on the strengthening of our sales and marketing force in the United States by recruiting highly experienced industry personnel, in order to better target the U.S. grocery sector. We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we expand our operations.

General and Administrative Expenses. In 2005, our general and administrative expenses continued to decrease as a percentage of sales, continuing the trend from 2003 and 2004, largely because we were able to rely on our existing infrastructure to support our growth in revenues.

Financial Income (Expenses), Net

          Financial income (expenses), net, totaled income of $202,000 in 2005 compared to income of $85,000 in 2004, and expenses of $95,000 in 2003. The net income in 2004 and 2005 resulted primarily from interest earned on deposits and securities, net of financial expenses incurred on bank loans, expenses resulting from sale of receivables and other bank charges. The net expense in 2003 resulted primarily from financial expenses incurred on bank loans used to finance acquisitions.

Corporate Tax Rate

          The general corporate tax rate in Israel is 34% for the 2005 tax year, and is scheduled to be reduced to 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Our effective consolidated tax rate, however, was 28.9% in 2005, 24.7% in 2004, and 24.6% in 2003. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our investment programs that were granted the status of approved enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investment programs. We expect to continue to derive a portion of our income from our approved enterprise investment programs. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2009. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

          Part of the income of the Company’s and a certain Israeli subsidiary’s income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements attached herein to this annual report..

          The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2005, been distributed as dividends is approximately $3,700,000.

          Out of our retained earnings as of December 31, 2005, approximately $14,846,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (25%), and an income tax liability of up to approximately $3,712,000 would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

          On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process - the Privileged Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, “the Investment Center”. The amendment does not apply to investment programs Approved prior to December 31, 2004.

          As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. This may materially increase our provision for income taxes in 2006 and subsequent years.

Recent Accounting Pronouncements

          SFAS No. 123R. In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)). FAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. FAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123), and supersedes APB No. 25, “Accounting for Stock Issued to Employees” (APB 25). FAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.

          We will be required to apply FAS 123(R) as of the first annual reporting period that begins after June 15, 2005. As permitted by FAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of FAS 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on its overall financial position. We plan to adopt FAS 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The impact of adoption of FAS 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, have we adopted FAS 123(R) in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1(q) to the financial statements

          SFAS No. 154. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005 adoption of SFAS No. 154 will not have a material impact on our financial position or results of operation.

          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

          In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to

B. Liquidity and Capital Resources

          We had cash and cash equivalents of approximately $55.7 million, $91.4 million, and $46.1 million, as of December 31, 2005, 2004 and 2003, respectively. Our total cash and cash equivalents, short-term bank deposits and short- and long-term marketable securities, net of short-term bank credit amounted to approximately $64.7 million as of December 31, 2005, compared to $104.3 million as of December 31, 2004, and $49.0 million as of December 31, 2003. The increase of financial resources during 2004 is primarily attributable to approximately $58.9 million of proceeds we received from a public offering of 3,450,000 of our ordinary shares, which we completed in May 2004. During 2005, our financial resources decreased primarily due to approximately $54.0 million of cash used to finance the acquisition of new subsidiaries and activities as well as additional investments in subsidiaries and in spite of a positive cash flow of $12.5 million provided by operating activities.

          Net cash provided by operating activities was $12.5 million in 2005 and $6.2 million in 2004, primarily the result of net income of $14.6 million and $4.8 million, respectively. Net cash provided by operating activities in 2003 was approximately $11.7 million, primarily the result of net income of $8.3 million and an increase of $5.0 million in accounts payable and accruals, offset by a $2.9 million increase in accounts receivable due to growing sales and a $2.4 million decrease in deferred income taxes.

          Net cash used in investing activities in 2005 and 2004 of approximately $47.7 million and $28.5 million, respectively, was primarily attributable to cash spent on acquisitions of subsidiaries which amounted to approximately $54.1 million in 2005 and $16.3 million in 2004, in addition to the net investment in debt securities of $10.0 million in 2004. Net cash used in investing activities in 2003 was approximately $3.2 million, primarily attributable to net investments in marketable debt securities and acquisitions of fixed assets.

          Our capital expenditures (consisting of the purchase of fixed assets) were $3.1 million, $1.8 million and $1.0 million in 2005, 2004 and 2003, respectively, mostly attributable to purchasing of computer equipment and software systems and licenses.

          Net cash used in financing activities in 2005 amounted to $0.3 million, primarily from repayment of bank loans and decrease in short term bank credit offset by cash provided by issuance of share capital to employees resulting from exercise of options. Net cash provided by financing activities in 2004 amounted to approximately $67.4 million, primarily attributable to our public equity offering completed in May 2004, which yielded approximately $58.9 million in proceeds. An additional factor was the issuance of ordinary shares upon the exercise of options by employees, the proceeds from which amounted to $10.1 million. Net cash provided by financing activities in 2003 was approximately $9.2 million, primarily attributable to the issuance of ordinary shares upon the exercise of options by employees, long-term bank loans and short-term bank credit received and proceeds from the investment of Isracard in StoreNext Israel, net of the repayment of long-term bank loans.

Public Offering in May 2004

          We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $58.9 million. A portion of these proceeds was used by us in the acquisitions of TCI Solutions and IDS. The balance of these proceeds has been invested in short-term bank deposits and investment-grade, interest-bearing securities.

Bank Debt

          As of December 31, 2005, we had an outstanding bank loan in the principal amount of $1.1 million. This loan is in EURO and accrues interest at the rate of 2.0% per year and matures through July 2011.

Subsidiaries’ Short-Term Bank Credit

          As of December 31, 2005, one of our subsidiaries in the United States had unsecured lines of credit totaling $3.0 million from which, at that date, it had drawn down $2.7 million. The funds borrowed under this line of credit bear interest at the rate of 7.25% per year as of December 31, 2005.

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

          We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

          For information relating to our market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

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

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

          Most of our sales are denominated in U.S. dollars or are dollar linked. However, some portions of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours that consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees, are linked to some extent to the rate of inflation in Israel. An increase in the rate of inflation in Israel that is not offset by a devaluation of the NIS relative to the U.S. dollar can cause the dollar amount of our expenses to increase.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	4.4

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

C. Research and Development, Patents and Licenses, Etc.

Research and Development

          We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. In particular, we intend to continue to invest significant resources in developing new next-generation products for use in our enterprise solution As of December 31, 2005, our research and development staff consisted of 598 employees, of whom 344 were located in Israel and the remaining 254 were located primarily in the United States.

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

Grants from the Office of the Chief Scientist

          From time to time we receive grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. The amount of grants of the OCS recognized in our statement of operations for the year ended December 31, 2005 was approximately $539,000. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law. In June 2005, an amendment to the Research and Development Law came into effect, which intends to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of government-funded know-how outside of Israel, as described below.

          Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

          In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs. The royalty rates applicable to our programs range from 3% to 5%.

          The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

          The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

          The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to prior approval. The OCS may approve the transfer of government-funded know-how outside Israel in the following cases: (a) the grant recipient pays a portion of the sale price paid in consideration for such know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its government-funded know-how; or (c) such transfer of know-how arises in connection with certain types of cooperation in research and development activities.

          The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

          The funds available for OCS grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish OCS grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

D. Trend Information

          Trends we identify within the retail industry that could influence demand are increasing focus on areas such as customer loyalty, purchasing and inventory optimization, synchronization of data and use of shared databases, operation of multi-format retail operations and the increasing tendency of large retailers to grow and operate internationally.

          Competition in the market for software solutions supporting the operations of retailers and manufacturers is also increasing, which is resulting in significant pressure on prices and subsequent lower gross margins. During the last two years there have also been some significant acquisition transactions within the industry in which large corporations which have not been directly involved in the industry have acquired competitors of ours.

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31, 2005:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	2-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$1.3	$0.2	$0.4	$0.5	$0.2
Operating Lease Obligations (with regard to offices and facilities and vehicles)	15.0	5.8	7.2	1.4	0.6
Severance pay	3.9	0.1	0.1	0.3	3.4

Total	20.2	6.1	7.7	2.2	4.2

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2005 included elsewhere in this annual report, and in particular, Note 8 thereto.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of July 10, 2006.

Name	Age	Position

Barry Shaked	49	President, Chief Executive Officer and Chairman of the Board

Danny Moshaioff	60	Executive Vice President, Chief Financial Officer

Victor Hamilton	52	President, Chief Executive Officer and Chairman, Retalix USA

Avinoam Bloch	49	Executive Vice President, Chief Operations Officer-International and Israeli Business

Yoni Stutzen	54	Executive Vice President, International Sales

Reuben Halevi	48	Executive Vice President, Product Development

Saul Simon	52	Executive Vice President, Business Development and CRM Products

David Bresler	50	External Director

Louis Berman	49	External Director

Sigal Hoffman	49	Director

Brian Cooper	50	Director

Ian O’Reilly	57	Director

Amnon Lipkin-Shahak	62	Director

          Barry Shaked is one of our founders and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in April 1982. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

          Danny Moshaioff has served as an Executive Vice President and our Chief Financial Officer since December 1999. From July 1997 to December 1999, Mr. Moshaioff served as Chief Financial Officer of Blue Square ISR and from September 1995 to June 1997, he served as General Manager of Mashbir Mazon. Mr. Moshaioff served as a director in Neviot Ltd. from January 2004 to September 2005. Mr. Moshaioff received a B.A. in Economics and Statistics from the Hebrew University in 1970 and an M.B.A. from New York University in 1972.

          Victor Hamilton has served as President and Chief Executive Officer of Retalix USA since June 2005, and served as one of our directors from May 2005 until November 2005. Prior thereto, Mr. Hamilton served as President of Retalix SCM, Inc. from April 2005. In 1981 he founded H&S Computer Systems, a provider of customized computer software for the food distribution industry, specializing in ERP warehousing, and sales force automation applications. In January 2000, Mr. Hamilton assumed the role of Chairman and Chief Executive Officer of IDS, and served in such capacities until the acquisition of IDS by us in April 2005.

          Avinoam Bloch has served as our Executive Vice President, Chief Operations Officer – International and Israeli Business since January 2005. From January 2002 until January 2005, Mr. Bloch served as Executive Vice President, Products. From January 2000 until January 2002, Mr. Bloch served as Executive Vice President, Operations. From February 1993 to January 2000, Mr. Bloch served as Vice President, Engineering responsible for Israeli markets and new technology software development. From December 1988 to January 1993, Mr. Bloch served as a Product Manager for Wincor-Nixdorf and Wincor-Nixdorf Italy. He served as a Programmer and Product Manager from January 1986 to December 1988. Mr. Bloch served as an officer in the Israeli Defense Forces from 1975 to 1979. Mr. Bloch received a B.Sc. in Computer Science and Mathematics from the Hebrew University in 1993.

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

          Reuben Halevi has served as our Executive Vice President, Product Development since June 2005 and as a Vice President for Development since January 2005. From January to December 2004, Mr. Halevi served as a senior manager in our development group. During 2000 to 2003, Mr. Halevi served as a senior IT consultant for Supersol, the largest grocery chain in Israel. Mr. Halevi received a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology in 1983.

          Saul Simon has served as our Executive Vice President, Business Development and CRM Products since November 2005, as a vice president with the same responsibilities since January 2004, and as our Vice President, Business Development from November 1997 until December 2003. Mr. Simon served as Vice President, U.S. Activities for Adapt Technologies from March 1993 to June 1997. Mr. Simon received a B.Sc. in Computer Science and Mathematics from Tel Aviv University in 1982.

          David Bresler has served as an external director since June 2006. From 2002 to 2004, Mr. Bresler served as Chief Executive Officer of Golf & Co. From 1999 to 2002, Mr Bresler served as Chief Executive Officer of Tango Ltd. From 1997 to 1998, he served as Chief Executive Officer of Finish IL Ltd. From 1991 to1996, he served as Chief Executive Officer of Shilav Ltd., and from 1985 to 1991 as Chief Financial Officer of Shilav Ltd. Mr. Bresler served as an officer in the Israeli Defense Forces, and received a B.A. in Economics and Management from the Hebrew University in 1982.

          Louis Berman has served as an external director since June 2006. Since August 1999, Mr. Berman has served in a senior ranked management position in the Israeli civil service. He received a B.A. in Political Sciences from the Haifa University in 2003.

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

          Ian O’Reilly has served as a director since November 2000. Mr. O’Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. Mr. O’Reilly has served as a Group IT Manager at Tesco Stores Ltd. between 1991 and 2000. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology in 1972.

          Amnon Lipkin-Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the chairman of the board in the TAHAL Group, and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines and Visual Defence and as the Chairman of the Executive Committee of the Peres Center for Peace. Mr. Lipkin-Shahak is also a former director of Granit Hacarmel and NILIT and a former chairman of the Bountiful Israel Council. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During most of this period, Mr. Lipkin-Shahak served as a cabinet minister in charge of transport (between July 2000 and March 2001) and in charge of tourism (between July 1999 and July 2000). In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

B. Compensation

          The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2005, was approximately $2.0 million. This amount includes pension, retirement and similar benefits in the aggregate amount of $125,000. This does not include amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

          Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

          Our external directors receive annual compensation of approximately $8,400 each and in addition $310 per board meeting or per board committee meeting in which they participate, and $190 per such meeting by telephone in which they participate.

          In addition, Mr. Barry Shaked, our Chairman and Chief Executive Officer, is entitled to receive an annual bonus based on our attainment of certain performance milestones. For the first million dollars of our net income earned, he is entitled to receive a bonus of $65,000. For each subsequent million dollars of our net income, he is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, down to $35,000 for seven million dollars of net income and for each million dollars earned thereafter.

          As compensation for his services to us, Mr. Shaked is entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. This options are vested at the grant date, but are blocked, in thirds for one year, two years and three years. According to this arrangement, in January of 2004, January 2005 and January 2006, Mr. Shaked was granted options to purchase a total of up to 129,767 and 176,556 and 194,090 of our ordinary shares, respectively, at exercise prices of $23.19, $21.86 and $24.46 per share, respectively. The options have a term of four years from the date of grant.

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

          Our employment agreements with most of our employees located in Israel, including executive officers and those that are also members of our board of directors, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension–5.0% of gross salary; severance pay–8.33% of gross salary; disability insurance–up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund–7.5% of gross salary. The total amount we expensed in 2005 under these arrangements for all executive officers as a group was approximately $120,000.

          During 2005, all our directors and executive officers as a group, were granted options to purchase an aggregate of 242,556 shares under our stock option plans. The exercise prices of these options range from $21.86 to $23.02 and their expiration dates range from December 31, 2008 to June 30, 2009. Of these options, 80,852 became exercisable on January 1, 2006, 73,519 will become exercisable on January 1, 2007, 73,519 will become exercisable on January 1, 2008 and 14,666 will become exercisable on January 1, 2009.

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

          According to the Companies Law, a public company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares of non-controlling shareholders voted on the matter, unless the votes of the opposing non-controlling shareholders constitute less than 1% of the voting power of the company (in which case a simple majority of shares voted on the matter will be sufficient). Barry Shaked, one of our founders, has served as our president, chief executive officer and chairman of the board since our inception in 1982. His most recently approved three-year period expires in 2007.

          The Companies Law and Nasdaq listing requirements require us to appoint an audit committee of the board and permit the creation of other committees. Currently, the audit committee and an investment committee are our only board committees.

          The board of directors has determined that all of the members of our board of directors except Mr. Shaked – the Chairman, and all of the members of our audit committee are “independent directors,” as defined under the rules of Nasdaq.

Alternate Directors

          Our articles of association provide that any director may appoint, by written notice to the Company, an alternative director for himself, provided that such person satisfies the applicable requirements of the Companies Law. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board may be appointed as an alternate member of any committee of our board, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

External Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals as external directors. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, or the person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

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

          The initial term of an external director is three years and such director may be reappointed for an additional three-year term. Each committee of a company’s board of directors that is authorized to carry out a power of the board of directors is required to include at least one external director. Our external directors are David Bresler and Louis Berman.

          Pursuant to an amendment to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our board of directors has determined that Mr. Bresler has “accounting and financial expertise” and Mr. Berman has “professional qualifications.”

          An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service in their capacity as directors, except for Mr. Shaked who would be entitled to certain benefits upon termination of his agreement with us as described above in “Item 6B–Compensation.”

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

          Under Nasdaq rules, our audit committee, operating under a written charter, assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent registered public accounting firm (subject to the shareholders’ approval under the Companies Law). Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Under Israeli law, our shareholders have the authority to appoint and remove our independent auditors.

          The members of our audit committee are Ian O’Reilly, David Bresler, Louis Berman and Brian Cooper, all of which are “independent directors”. Our board has determined that Mr. Brian Cooper and Mr. David Bresler are the “Audit Committee Financial Experts.”

Investment Committee

          On February 11, 2004, our board of directors established an investment committee. The investment committee is authorized to determine policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are David Bresler and Brian Cooper.

Internal Auditor

          Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. The internal auditor may not be dismissed without the approval of the board of directors after it has received the position of the audit committee and after the internal auditor has been given a reasonable opportunity to be heard by the board of directors and the audit committee. Our internal auditor since June 2004 is Pahn Kanne Management and Control Ltd. (Grant Thornton), which replaced Moshe Avraham, our former internal auditor since 1994. Since the size of our company was steadily growing, we decided to retain an internal auditor with more experience and capabilities working with large companies.

D. Employees

          Set forth are tables presenting breakdowns of the total amount our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,

Category of Activity	2003	2004	2005

Research and Development	290	424	598
Operations	215	306	482
Marketing	101	119	170
Finance and Administration	62	71	93

Total	668	920	1,343

	As of December 31,

Geographical Location	2003	2004	2005

United States	308	383	617
Israel	353	443	616
Europe	5	89	93
Rest of The World	2	5	17

Total	668	920	1,343

          None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced any interruptions due to labor disputes.

E. Share Ownership

          Mr. Barry Shaked, our President, Chief Executive Officer and Chairman of our board of directors, holds, as of June 30, 2006, 917,572 of our ordinary shares, which equals approximately 4.7% of our issued share capital.

          Mr. Brian Cooper, a director and our former Vice President, holds, as of June 30, 2006, 774,635 of our ordinary shares, which equals approximately 4.0% of our issued share capital.

          No other director or executive officer beneficially owns 1% or more of our issued share capital.

          All other directors and executive officers hold as of June 30, 2006, a total of 72,374 of our ordinary shares, which equals approximately 0.4% of our issued share capital.

          In addition, as of June 30, 2006, Mr. Shaked held options to purchase a total of up to 580,414 of our ordinary shares granted to him on January 1, 2003, January 1, 2004, January 1, 2005 and January 1, 2006 pursuant to a shareholders resolution dated May 28, 1998, authorizing the grant to him, on January 1 of each year, of options to purchase one percent of our issued capital. The exercise price for each share according to this resolution is the Nasdaq closing price on December 31 of the year ending just before the date of grant. These options have a term of four years from the date of grant and are exercisable as follows: 33% - starting one year following the date of grant; 33% - starting two years following the date of grant; and 34% - starting three years following the date of grant.

          The above options held by Mr. Shaked were granted on the following principal terms:

Amount of Shares for which the Options are Exercisable	Exercise Price in U.S. dollars	Expiration Date

80,000	9.01	January 1, 2007
129,767	23.19	January 1, 2008
176,557	21.86	January 1, 2009
194,090	24.46	January 1, 2010

          As of June 30, 2006, other directors and executive officers held options to purchase a total of up to 460,500 of our ordinary shares under our Second 1998 Share Option Plan and the 2004 Israeli Share Option Plan (which are described below), as follows:

                    Options to purchase 94,000 of our ordinary shares, which are fully vested, at an exercise price of $10 per share. The expiration date of these options is April 30, 2008.

                    Options to purchase 193,000 of our ordinary shares, which are fully vested, at an exercise price of $14.875 per share. The expiration date of these options is April 30, 2008.

                    Options to purchase 2,500 of our ordinary shares, which are fully vested, at an exercise price of $8.75 per share. The expiration date of these options is April 30, 2008.

                    Options to purchase 105,000 of our ordinary shares at an exercise price of $18.56 per share. Options to purchase 75,000 shares of these options are fully vested, and the remaining amount will vest in two equal portions on December 31, 2006 and December 31, 2007. These options will expire on June 30, 2008.

                    Options to purchase 66,000 of our ordinary shares at an exercise price of $23.02 per share. Options to purchase 22,000 shares of these options are fully vested, and the remaining amount will vest in three equal portions on December 31, 2006, December 31, 2007 and December 31, 2008. These options will expire on June 30, 2009.

Our Share Option Plans

Second 1998 Share Option Plan

          Our Second 1998 Share Option Plan, or Second 1998 Plan, provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner, the Second 1998 Plan will terminate automatically in May 2012. As of June 30, 2006, options to purchase 5,547,975 ordinary shares have been granted under the Second 1998 Plan, out of which options to purchase 1,521,108 (excluding options already exercised or expired) ordinary shares were outstanding, and 423,525 ordinary shares remained available for future grants. These figures include options to purchase 85,795 ordinary shares granted (net of forfeited options) under our Second 1998 Plan in June 2005, at an exercise price of $23.02 of which one-third vested on December 31, 2005, and the remaining two thirds shall vest in three equal portions on December 31, 2006, December 31, 2007 and December 31, 2008. These options will expire on June 30, 2009. As of June 30, 2006, 3,055,367 options granted under our Second 1998 Plan have been exercised.

          The Second 1998 Plan may be administered by our board of directors or by one or more committees of our board of directors, subject to applicable law. The committee will, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, or the code, consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The plan administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise. Our board of directors has the authority to amend, suspend or terminate the Second 1998 Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the Second 1998 Plan.

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

2004 Israeli Share Option Plan

          Our 2004 Israeli Share Option Plan provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance. As of June 30, 2006, options to purchase 764,000 ordinary shares were granted under the 2004 Israeli Share Option Plan. 600,000 options were granted at an exercise price of $18.56, of which one-third vested on December 31, 2004, two-ninths vested on December 31, 2005 and the remaining four-ninths will vest in two equal portions on December 31, 2006 and December 31, 2007. These options will expire on June 30, 2008. In addition, options to purchase 164,000 shares were granted at an exercise price of $23.02, of which one-third vested on December 31, 2005 and the remaining two-thirds will vest in three equal portions on December 31, 2006, December 31, 2007 and December 31, 2008. These options will expire on June 30, 2009. The options granted under our 2004 Israeli Share Option Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” we are not entitled to recognize a deduction for tax purposes on the gain recognized by the employee upon sale of the shares underlying the options. As of June 30, 2006, 25,289 options granted under our 2004 Israeli Share Option Plan have been exercised, 30,747 options were forfeited and 707,964 options remained outstanding..

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

Stock Option Plan of Subsidiaries

          On December 4, 2000, the board of directors of one of our subsidiaries, StoreAlliance.com Ltd., approved an employee stock option plan. Pursuant to this subsidiary plan, as of May 31, 2006, 233,922 ordinary shares, or approximately 6.6% of the issued and outstanding share capital of the subsidiary as of such date, are reserved for issuance upon the exercise of options granted to some of our and the subsidiary’s employees. The options vest as follows: 33.33% after the first year after their grant, another 33.33% after the second year and another 33.33% after the third year, but only during the period the employee is employed either by us or by the subsidiary. In addition, the options are not exercisable prior to the earliest of the following events: (1) the consummation of a public offering of the subsidiary’s securities, (2) a merger or acquisition of the subsidiary, or (3) the lapse of seven years from the date of grant. Any vested options not exercised within the later of 90 days of (a) the end of the optionee’s status as our or the subsidiary’s employee, or (b) the first to occur of such exerciseability events, will expire. The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of the grant date thereof will expire. Some of the options under this subsidiary plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance (as in effect prior to January 1, 2003). Among other things, the Section 102 to the Income Tax Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

          On November 23, 2004, the board of directors of StoreAlliance.com Ltd. approved an additional employee stock option plan. Pursuant to this Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961. All options granted under this plan bear an exercise price of $5.55 per share and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of Retalix or its subsidiary - provided that the employee is still employed by Retalix or its subsidiary at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an initial public offering of the subsidiary’s securities; (2) a merger of the subsidiary; or (3) seven years from the date of grant.

          As of May 31, 2006, options to purchase 269,922 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at exercise prices ranging from NIS0.01 per share to $5.55 per share. The rest of the above options were forfeited.

          On December 1, 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan. Pursuant to this plan, options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of the subsidiary or any affiliate. In addition, the plan stipulates that options, may not be exercised prior to: (1) the conversion of the corporate entity of StoreNext USA from a limited liability company to a C-corporation; or (2) the consummation of an initial public offering of StoreNext USA’s securities; or (3) a merger or a significant change of control in StoreNext USA; or (4) five years from the date of grant.

          On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. These options will fully vest seven years from grant or upon an initial public offering or change of control or, in the option committee’s discretion, accelerated vesting in the event of a merger, a sale or a disposition. In addition, these options will vest upon an initial public offering of the majority interest of StoreNext USA. The options will terminate and expire ten years from grant.

          Although Nasdaq rules generally require shareholders’ approval of our equity compensation plans and material amendments thereto, Israeli practice is to have such plans and amendments approved only by the board of directors.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major Shareholders

          The following table sets forth, as of June 30, 2006, certain information known to us with respect to beneficial ownership of our ordinary shares by (1) each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares and (2) all of our executive officers and directors as a group. As of June 30, 2006, 19,498,621 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Bank Leumi Funds (3)	1,614,540	8.3%
Bank Hapoalim Funds (4)	1,062,230	5.4%
Barry Shaked (5)	1,142,935	5.8%
All directors and executive officers as a group (6)	2,359,798	11.7%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)

Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on June 5, 2006 or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

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

(5)	Includes options to purchase up to 225,363 shares, held by Mr. Shaked, directly or indirectly, that are exercisable on June 30, 2006 or within 60 days thereafter.

(6)	Includes options to purchase 595,197 shares that are exercisable currently or within 60 days after June 30, 2006 at exercise prices that range from $9.01 to $23.19.

          As of May 12, 2006, 7,460,303 of our ordinary shares were held in the United States, by 26 record holders with mailing addresses in the United States, owning an aggregate of approximately 38% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

          None.

C. Interests of Expert and Counsel

          Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

          See Item 18.

Legal Proceedings

P.O.S. Restaurant Solutions Ltd.

          In August 2000, we, together with our subsidiary P.O.S. (Restaurant Solutions) Ltd., or PRS, filed a claim with the Tel-Aviv District Court for injunctions, accounting records and damages (evaluated, for the purpose of computing court fees, at NIS 3,000,000, or approximately $645,000) against two former employees and directors of PRS who currently own the minority interest in PRS. This claim alleges that the defendants caused us and PRS severe damages due to the manner of their conduct as employees and directors of PRS and by developing software that infringed on our rights. In November 2004, the Supreme Court ruled that some of the causes of action in the claim are under the Tel-Aviv District Court’s jurisdiction and some are under the Tel-Aviv District Labor Court’s jurisdiction.

          In April 2001, these minority shareholders of PRS filed a claim in the Tel-Aviv District Court, which was subsequently amended in November 2002, against PRS and against us in the amount of approximately $500,000 in respect of sums they claim they are entitled to as shareholders of PRS. This claim is pending. In addition, they filed a motion that the claim be recognized as a derivative claim of PRS against us for payment of an alleged debt in the amount of approximately $3,500,000. In response to this motion, in March 2005, the Tel-Aviv District Court rejected the claim. The minority shareholders have filed a motion requesting clarification that this court ruling does not reject the entire claim filed in April 2001 but only the motion that the claim be recognized as a derivative claim.

          In July 2002, directors of PRS appointed by the minority shareholders filed a motion in the Tel-Aviv District Court against PRS and its other directors, requesting a court order to disclose certain information that will enable them to establish the sum of a debt claimed by us from PRS. After being added as a party, we filed a motion to dismiss the suit, In January 2006, the District Court erased this claim due to passiveness of the filers.

          Another claim filed by one of the minority shareholders in August 2000, with regard to compensation and leave redemption is still pending in the Tel-Aviv District Labor Court.

          We believe that we have meritorious defenses against all these claims and that they will not have any material effect on our financial position and/or profitability.

Retail Control Systems Inc.

          In 1998, prior to our acquisition of RCS, a legal claim was filed in the Court of Common Pleas of Allegheny, Pennsylvania, against RCS by a customer for an amount of approximately $1,300,000, including consequential damages and loss of revenue. A settlement of the claim has been agreed between the parties whereby RCS will pay the claimant the sum of $125,000. This settlement has been approved by the United States Bankruptcy Court in January 2006.

          An additional legal claim filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, prior to its acquisition by us, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

          These claims are handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. We believe RCS has meritorious defenses against these claims and that they will not have any material effect on our financial position and/or profitability.

PalmPoint

          In December 2002, a legal claim for the total amount of approximately $240,000 was filed in the Magistrate’s Court of Beer-Sheva against our subsidiary PalmPoint, by a local customer. The claim alleges damages caused by services and products not duly provided by PalmPoint. In February 2003, PalmPoint filed a statement of defense. A settlement of the claim has been agreed between the parties whereby PalmPoint will pay the claimant the sum of approximately $70,000. This settlement has been approved by the Magistrate’s Court of Beer-Sheva. We believe this claim will not have any material effect on our financial position and/or profitability.

TCI Solutions Inc.

          In 2003, Fleming PCT, a customer of TCI Solutions, Inc. filed for bankruptcy protection. Certain debtors of Fleming PCT filed a claim in the United States Bankruptcy Court for the District of Delaware alleging certain preferential payments were made to TCI Solutions, which we acquired in April 2005. The debtors were seeking to recover from us approximately $364,320. We are in the process of negotiating a settlement agreement with the parties and thus we believe this claim will not have any material effect on our financial position and/or profitability.

Retalix Italia

          In August, 2005, an Italian competitor of Retalix Italia has approached the Company and Retalix Italia claiming that the acquisition of M.P.S. Millennium Pos Solution S.r.l. (“MPS”) by Retalix Italia in July, 2005, formed an act of unfair competition. No further action has been taken by the above party, in connection with its above allegation to date. In addition, in April, 2006, the above competitor exercised arbitration proceedings in order to enforce its claims of co-ownership to a certain product of M.P.S., as well as indemnity for certain damages allegedly suffered by him within this context. In May, 2006 MPS has requested the arbitral court to reject all claims filed by the above party. The Company believes that these claims will not result in any material expense and therefore no provision was recorded in regard to these claims as of December 31, 2005.

IDS

          In June, 2006, a fairly large customer in the U.S., filed in the District Court of Madison County, Nebraska, a complaint against the Company and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with the Company and IDS. The customer seeks unspecified damages and injunctive relief. We are together with our legal advisors are in the process of studying this complaint. As of July 2006, the balance of debt of this customer for services supplied by us amounted to approximately $1.6 million.

          We are also parties to several other claims filed against us or letters of dispute submitted to us by former or current customers and service providers. In the opinion of the management, these claims represent financial risks are of sums that are not material to us either individually or in aggregate. Thus we believe that they will not have any material effect on our financial position and/or profitability.

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

Significant Changes

          Except as described elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9 – THE OFFER AND LISTING

A. Offer and Listing Details

          Our ordinary shares have been quoted on the Nasdaq Global Select Market under the symbol “RTLX” since July 1998. Our ordinary shares have also been quoted on the Tel Aviv Stock Exchange since November 1994.

          The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the Nasdaq Global Select Market.

	High	Low

2001	$17.20	$8.25

2002	17.00	8.72

2003	23.19	8.75

2004	24.74	16.45

2005	26.99	20.17

2004:

First Quarter	$24.74	$20.05

Second Quarter	22.48	18.01

Third Quarter	20.74	16.45

Fourth Quarter	22.15	16.72

2005:

First Quarter	$25.89	$20.72

Second Quarter	24.27	20.17

Third Quarter	25.10	21.54

Fourth Quarter	26.99	23.30

2006:

First Quarter	$26.65	$23.54

Most recent six months:

January 2006	$26.65	$25.28

February 2006	25.85	24.09

March 2006	25.69	23.54

April 2006	27.07	24.00

May 2006	25.59	23.16

June 2006	24.00	21.03

July 2006, through July 21, 2006	22.17	16.50

On July 21, 2006, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $16.53 per share.

          The following table sets forth, for the periods indicated, the high and low closing prices in NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High	Low

2001	NIS 72.00	NIS 34.81

2002	77.20	41.11

2003	101.40	43.25

2004	110.00	73.79

2005	122.40	90.95

2004:

First Quarter	NIS 110.00	NIS 89.90

Second Quarter	102.40	85.90

Third Quarter	93.71	73.79

Fourth Quarter	95.33	73.95

2005:

First Quarter	NIS 112.90	NIS 94.88

Second Quarter	116.10	90.95

Third Quarter	113.20	97.24

Fourth Quarter	122.40	107.60

2006:

First Quarter	NIS 122.40	NIS 109.00

Most recent six months:

January 2006	NIS 121.40	NIS 115.20

February 2006	121.10	114.60

March 2006	121.00	109.00

April 2006	123.40	111.00

May 2006	115.10	106.60

June 2006	107.80	95.69

July 2006, through July 21, 2006	99.18	74.91

On July 21, 2006, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 74.91 per share.

B. Plan of Distribution

     Not applicable.

C. Markets

     Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “RTLX”, and are quoted on the Tel Aviv Stock Exchange under the symbol “RETALIX”.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our memorandum of association and articles of association were amended on November 1, 2005. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

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

     We are authorized to issue 30,000,000 ordinary shares par value NIS 1.0 per share, of which 19,498,621 ordinary shares were outstanding as of June 30, 2006.

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

Remuneration of Directors

     Remuneration of directors is subject to the approvals required under the Companies Law as described below.

Powers of the Board of Directors

     Our board of directors may resolve to take action by a resolution approved by a vote of a simple majority of the directors then in office and lawfully entitled to participate in the meeting and vote on the matter and who are present when such resolutions are put to a vote and voting thereon, provided that a quorum is constituted at the meeting. A quorum at a meeting of our board of directors requires the presence, in person or by any other means of communication by which the directors can hear each other simultaneously, of at least three of the directors then in office and who are lawfully entitled to participate in the meeting and vote on the matters brought before the meeting. Our board of directors may elect one director to serve as the Chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director or a chairman.

     The oversight of the management of our business is vested in our board of directors, which may exercise all such powers and do all such acts as we are authorized to exercise and do, and are not, by the provisions of our articles of association or by law, required to be exercised or done by our shareholders. Our board of directors may, in its discretion, cause our company to borrow or secure the payment of any sum or sums of money for the purposes of our company, at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the our property, both present and future, including our uncalled or called but unpaid capital for the time being.

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

Approval of Certain Transactions Under Israeli Law

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

Under Israeli law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, once an office holder complies with the above disclosure requirements, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

          If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. In specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

          In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—

the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital or voting rights.

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

          A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in our company (or any higher percentage which may be required under applicable rules and regulations). If there is no quorum within half an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum. Nasdaq requires a quorum of at least 33-1/3% of our ordinary shares, but we have elected to follow our home country practice, as described above, in lieu of this Nasdaq requirement.

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions to shareholders), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

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

Indemnification of Office Holders

          Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity of an office holder against:

—

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court, which indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking to indemnify is limited to events that the board of directors believes are foreseeable in light of actual operations at the time of providing the undertaking and to a sum or criterion that the board of directors determines to be reasonable under the circumstances;

—

reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent.

      In addition, our articles of association provide that the commitment in advance to indemnify an office holder in respect of a financial obligation imposed upon him in favor of another person by a court judgment (including a settlement or an arbitrator’s award approved by court) shall in no event exceed, in the aggregate, a total of indemnification (for all persons we have resolved to indemnify for the matters and circumstances described therein) equal to one quarter (25%) of our total shareholders’ equity at the time of the actual indemnification.

Limitations on Exculpation, Insurance and Indemnification

          The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty, unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (as opposed to mere negligence);

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

C. Material Contracts

TCI Solutions Acquisition

          On April 1, 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. A portion of the cash consideration was placed in escrow to secure certain representations and warranties of the sellers.

          Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged in November 2005, with and into one of our subsidiaries and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash. After the merger was completed, we changed TCI Solutions’ name to Retalix TCI, LLC.

IDS Acquisition

          On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash, assumption of certain of IDS’s liabilities and 497,364 of our ordinary shares. Of the shares representing the aggregate consideration, 207,236 shares will be eligible for release from escrow only if certain future customer retention milestones are met as of April 1, 2007.

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

E. Material Tax Considerations

          The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any federal, foreign, state or local taxes.

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

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar. This discussion does not address the tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws. Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

          Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings “ – Passive Foreign Investment Companies” below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service, or IRS, has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

          The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion below under “Israeli Taxation - Taxation of Non-Residents on Receipt of Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

          In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year as a passive foreign investment company, or PFIC. Due to the nature of our operations, we do not believe we are a PFIC; see the discussions below at “ – Passive Foreign Investment Companies” concerning our status as a PFIC. If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. holder satisfying holding period and other requirements described below. A U.S. holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Internal Revenue Code will not be eligible for the preferential rate of taxation.

          Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such U.S. holders itemize their deductions.

Disposition of Shares

          Except as provided under the passive foreign investment company rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

          In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes (see discussion below under “Israeli Taxation-Application of the Israel/U.S. Tax Treaty to Capital Gains Tax.”). A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, Treasury regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

          We believe that we were not a PFIC for 2005 and do not anticipate being a PFIC in 2006. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

          We operate in the United States through several corporations. Retalix Holdings, Inc., or Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations – Retalix USA Inc., RCS, BASS (BASS – through Retalix USA Inc.), OMI, TCI, SCM and 50.01% (95% as March 31, 2006) of a U.S. limited liability company – StoreNext USA. StoreNext USA is treated as a partnership for U.S. federal tax purposes. As such, 50.01% (95% as of March 31, 2006) of StoreNext USA’s results are included in the Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated company basis. U.S. federal income taxes are imposed on the taxable income of the U.S. consolidated group at progressive income tax rates ranging from 15% to 35%. The corporation is subject to the same U.S. federal income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis.

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

General Corporate Tax Structure

          Israeli companies are generally subject to corporate tax at the rate of 34% of the taxable income for the 2005 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows:, 31% for 2006 tax year, 29% for 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, (“the Law”), as in effect prior to 2005, provides that upon application to the Investment Center of the Israeli Ministry of Industry, Trade and Labor, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See the discussion below regarding an amendment to the Investments Law that came into effect in 2005.

          Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

          Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

          After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

          The benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received with interest and adjustments for inflation based on the Israeli consumer price index.

          A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five years). We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to our current Approved Enterprises are scheduled to expire gradually through 2011.

          If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). We are not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

Amendment of the Investments Law

          On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process - the Privileged Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, “the Investment Center”. A company wishing to receive the tax benefits afforded to a Privileged Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Privileged Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Privileged Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. The amendment does not apply to investment programs Approved prior to December 31, 2004.

          Pursuant to the amendment, a company with a Privileged Enterprise is entitled to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Privileged Enterprise are determined, as applicable to us, according to one of the following new tax routes:

•

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

          Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

          The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

          The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

          As a result of the amendment, tax-exempt income that will be generated under the provisions of the new Law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. This may materially increase our provision for income taxes in 2006 and subsequent years.

Tax Benefits for Research and Development

          Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Such of research and development expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

          Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

—	Deduction of all costs related to shares issue in a stock market and patents over an three-year period for tax purposes;

—	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	The option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

—	Accelerated depreciation rates on equipment and buildings.

     Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an industrial company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for industrial company status in the future, in which case the benefits described above might not be available to us in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

     The Income Tax Law (Inflationary Adjustments), 1985, or the Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. This law is highly complex. We measure our Israeli taxable income in accordance with the provisions of this law. Its features which may be material to us can be summarized as follows:

—

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

—

Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at corporate tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Adjustments Law no longer includes provisions in this regard.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, (i) Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as Nasdaq), or (ii) companies dually traded on both the TASE and Nasdaq or another recognized stock market outside of Israel (such as Retalix). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Adjustments Law; or (3) shareholders who acquired their shares prior to an initial public offering; or (4) the sale of shares to a relative (as defined in the Tax Ordinance).

     As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

     The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the higher of the average closing share price in the three trading days preceding January 1, 2003, and the cost of the shares. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders are not subject to the Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     In addition, under the convention between the United States and Israel concerning taxes on income, as amended, or the U.S.-Israel Tax Treaty, generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of shares by a person who holds the shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and who is entitled to claim the benefits available under the U.S.-Israel Tax Treaty. However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Applicable to Non-Resident Shareholders

     Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%.

     Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the non-resident is a U.S. corporation and holds 10% or more of our voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

F. Dividends and Paying Agents

          Not applicable.

G. Statements by Experts

          Not applicable.

H. Documents on Display

          We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

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

ITEM 11 – QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates. We have only limited involvement with derivative financial instruments. From time to time we carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under SFAS 133, and are designed to minimize non-dollar currency exposure resulting from the difference between non-dollar financial assets and liabilities.

     As of December 31, 2005, we had the following open foreign currency forward contracts all of up to six months in term and maturing between January to June 2006:

Sell	Buy

In millions	In millions	Transaction date	Forward date

Pounds Sterling 1.0	$1.8	October and November 2005	January 2006

New Israeli Shekels 4.0	$0.9	November 2005	February 2006

New Israeli Shekels 6.9	$1.5	December 2005	June 2006

Euros 0.6	$0.7	October 2005	January 2006

Australian Dollars 0.7	$0.5	December 2005	March 2006

     The fair value of these outstanding contracts as of December 31, 2005 reflects a liability in the amount of $71,000, which was charged to financial expenses.

          Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

          The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2005.

(In thousands, except percentages)

		Maturity			Total book value	Total fair value

		2006	2007-8	2009-10

Corporate securities held to maturity bearing fixed interest rate (1)	Book value	$5,104	$1,120	$936	$7,160	$7,197
	WAYM *	3.37%	5.11%	7.05%	4.05%
Marketable Securities (1)	Book value	$5,815	-	-	$5,815	$5,815
	WAY**	5.36%	-	-	5.36%
Dollar linked money market funds and deposits (2)	Book value	$49,513	-	-	$49,513	$49,513
	WAIR***	3.81%	-	-	3.81%
New Israeli Shekels linked Deposits (2)	Book value	$1,502	-	-	$1,502	$1,502
	WAIR***	2.39%	-	-	2.39%
British Pounds Sterling linked Deposits (2)	Book value	$2,294	-	-	$2,294	$2,294
	WAIR***	4.23%	-	-	4.23%
Euro linked deposits (2)	Book value	$1,984	-	-	$1,984	$1,984
	WAIR***	1.11%	-	-	1.11%
Australian Dollars Linked deposits (2)	Book value	$399	-	-	$399	$399
	WAIR***	4.25%	-	-	4.25%

Total	Book value	$66,611	$1,120	$936	$68,667	$68,704
	WAY****	3.82%	5.11%	7.05%	3.87%

*	Weighted average yield to maturity

**	Weighted average yield as per the performance of 2005

***	Weighted average interest rate

****	Weighted average yield

(1)	Classified in the consolidated financial statements attached herein as marketable securities and marketable debt securities

(2)	Classified in the consolidated financial statements attached herein as cash and cash equivalents

Foreign Currency Risk

          The majority of our revenues is denominated in U.S. Dollars and or linked to the U.S. dollar, and our financing is mostly in U.S. dollars, and thus the U.S. dollar is our functional currency. However, some portions of our revenues are denominated in British Pounds Sterling, Euros, Australian Dollars and New Israeli Shekels. This situation exposes us from time to time, to fluctuations between the exchange rates of the dollar and the NIS, the British Pound Sterling, the Euro and the Australian Dollar. We hold most of our financial assets in dollar or dollar linked investment channels. In addition, we tend from time to time, to enter into short-term forward inter-currency transactions in an attempt to maintain a similar level of assets and liabilities in any non-U.S. Dollar currency and thus trying to offset exposures to inter-currency fluctuations.

          The following table sets forth our non-dollar assets and liabilities as of December 31, 2005:

(in thousands)

Currency	Israeli Currency	Other non-dollar currency

Assets	$17,648	$14,503

Liabilities	$19,122	$5,909

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

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

PART III

ITEM 15 – CONTROLS AND PROCEDURES

        As of the end of the period covered by this annual report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e)under the Exchange Act). The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer became aware of several revisions that were required to our previously announced quarterly and annual financial statements for 2005. These revisions reflected changes in timing of the recognition of revenues, accounting treatment for open contracts of acquired entities and activities, reallocations among Retalix’s classes of revenues and other expense issues.

        Based upon the these revisions, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2005 because at that time we did not have effective controls designed and in place to ensure that these items were accounted for and reported in accordance with generally accepted accounting principles. In order to address the failure to have effective controls designed and in place as described above, we have implemented stricter controls to insure more detailed reporting in advance to management and review by management of transactions with lower minimums of volume. We have also subsequently begun recruitment of additional qualified accounting personnel as well is improving our documentation of procedures, policies and controls as well as their actual implementation. In addition, we intend to use more relevantly experienced external evaluation firms in connection with accounting due diligence processes and purchase price allocations in order to insure key accounting issues are addressed.

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

        There were no changes during the period covered by this annual report in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as discussed above in this Item 15, after the year ended December 31, 2005, in 2006, we began implementing new internal controls as described above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors determined that Mr. Brian Cooper and Mr. David Bresler are “audit committee financial experts” as defined in Item 16A of Form 20-F. Both Mr. Cooper and Mr. Bresler have long term experience in senior financial positions in large corporations and the board has relied on their experience in determining that they are audit committee financial experts”. Mr. Cooper and Mr. Bresler are “independent” as defined in Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young, has served as our principal independent public accountants since April 2005. Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our principal independent public accountants from 1997 until April 2005. The following table presents the aggregate fees for professional audit services and other services rendered by our principal auditors in 2004 and 2005:

	Year Ended December 31, (U.S. $ in thousands)

	2004	2005

Audit Fees	152	1,108
Audit Related Fees	76	119
Tax Fees	23	24

Total	251	1,251

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

          With respect to each pre-approved service actually requested to be provided, an executive officer is required to notify the audit committee in writing and state whether, in the executive officer’s view, the provision of such service by the outside auditor would impair its independence. The audit committee has the ultimate authority to determine which services to pre-approve. All of the services provided by our principal independent public accountants during 2004 and 2005 were pre-approved by our audit committee.

ITEM 16D. EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

          None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          None.

ITEM 17 – FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

          The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 – EXHIBITS

(a)	Financial Statements

1. Reports of Independent Registered Public Accounting Firm
2. Consolidated Balance Sheets
3. Consolidated Statements of Income
4. Statements of Changes in Shareholders’ Equity
5. Consolidated Statements of Cash Flows
6. Notes to Consolidated Financial Statements
7. Reports of Independent Auditors of Certain Associated Companies

(b)	Exhibits

Exhibit No.	Exhibit

*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
***4.3	Second 1998 Share Option Plan.
****4.4	2004 Israeli Share Option Plan.
*****4.5	Stock Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., TCI Solutions, Inc., certain selling shareholders of TCI Solutions, Inc., and Retalix Holdings Inc.
******4.6	Agreement and Plan of Merger, dated as of April 1, 2005, by and among Retalix Ltd., Retalix Holdings Inc., RTLX LLC, Survivor RTLX LLC and TCI Solutions, Inc.
*****4.7	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc.
8	Principal Subsidiaries of Retalix Ltd.
12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
15.2	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
15.3	Consents of Mayer Hoffman McCann P.C.

*	Previously filed as an exhibit to Retalix’s report on Form 6-K filed on November 2, 2005, and incorporated herein by reference.

**	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

***	Previously filed as an exhibit to Retalix’s Registration Statement on Form F-1, dated July 10, 1998, and incorporated herein by reference.

****	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated herein by reference.

*****	Previously filed as exhibit 2.1 to Retalix’s registration statement on Form F-3 filed on June 2, 2005, and incorporated herein by reference.

******	Previously filed as exhibit 99.2 to Retalix’s registration statement on Form F-3/A filed on September 30, 2005, and incorporated herein by reference.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

RETALIX LTD.

By: /s/ Barry Shaked

Date: July 21, 2006	Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

By: /s/ Danny Moshaioff

Date: July 21, 2006	Danny Moshaioff, Chief Financial Officer

RETALIX LTD.
2005 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RETALIX Ltd.

        We have audited the accompanying consolidated balance sheet of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and the related consolidated statements of income, change in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2005, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Tel Aviv, Israel July 21, 2006	/s/ KOST, FORER, GABBAY & KASIERER A Member of Ernst & Young Global

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 11):
Cash and cash equivalents	55,692	91,413
Marketable securities (notes 8c; 12b):	10,919	14,331
Accounts receivable (note 12a):
Trade	38,836	26,024
Other	4,502	3,415
Inventories	1,787	755
Deferred income taxes (note 10g):	8,098	3,650

T o t a l current assets	119,834	139,588

NON-CURRENT ASSETS (note 11):
Marketable debt securities (note 12b):	2,056	6,125
Deferred income taxes (note 10g):	2,064	1,768
Long-term receivables (note 12c):	2,617	2,561
Amounts funded in respect of employee rights upon retirement (note 7):	5,402	4,553
Other	751	523

T o t a l non – current assets	12,890	15,530

PROPERTY, PLANT AND EQUIPMENT, net (note 3):	12,311	10,407

GOODWILL (note 4)	101,209	39,774

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 4):

Customer base	17,497	1,966

Other	7,915	2,687

	25,412	4,653

T o t a l assets	271,656	209,952

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	U.S. $ in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 11):
Short-term bank credit	3,981	7,565
Current maturities of long-term bank loans (note 5)	248	4,801
Accounts payable and accruals:
Trade	11,701	10,251
Employees and employee institutions	5,820	5,122
Liabilities of executory contracts (note 6)	259	1,048
Accrued expenses	6,301	3,591
Other	7,744	4,298
Deferred revenues	15,564	4,949

T o t a l current liabilities	51,618	41,625

LONG-TERM LIABILITIES (note 11):
Long-term loans, net of current maturities (note 5)	1,059	1,493
Employee rights upon retirement (note 7)	9,250	8,435
Deferred tax liability (note 10g)	2,852	-
Deferred revenues	619	-
Executry contracts, net of current maturities (note 6)	-	259

T o t a l long-term liabilities	13,780	10,187

T o t a l liabilities	65,398	51,812

COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (note 8)
MINORITY INTERESTS	1,841	1,969

SHAREHOLDERS’ EQUITY (note 9):
Share capital – Ordinary shares of NIS 1.00 par value (authorized: December 31, 2005 – 30,000,000 shares; December 31, 2004 – 25,000,000 shares; issued and outstanding: December 31, 2005 – 19,409,003 shares; December 31, 2004 – 17,577,432 shares)	5,132	4,717
Additional paid in capital	150,042	116,277
Retained earnings	49,531	34,910
Accumulated other comprehensive income (loss)	(288)	267

T o t a l shareholders’ equity	204,417	156,171

T o t a l liabilities and shareholders’ equity	271,656	209,952

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands (except share and per share data)

REVENUES: (note 14a)
Product sales	91,692	77,494	58,432
Services and projects	95,679	45,460	33,625

T o t a l revenues	187,371	122,954	92,057

COST OF REVENUES:
Cost of product sales	31,521	23,246	16,576
Cost of services and projects	34,465	18,890	12,440

T o t a l cost of revenues	65,986	42,136	29,016

GROSS PROFIT	121,385	80,818	63,041

OPERATING EXPENSES:
Research and development - net	44,683	34,096	18,344
Selling and marketing	33,382	24,798	21,542
General and administrative (note 15a)	23,131	15,944	13,345
Other general income (expenses) - net (note 15c)	-	15	(62)

T o t a l operating expenses	101,196	74,823	53,293

INCOME FROM OPERATIONS	20,189	5,995	9,748
FINANCIAL INCOME (EXPENSES), net (note 15b):	202	85	(95)
GAIN ARISING FROM ISSUANCE OF SHARES BY A SUBSIDIARY AND AN ASSOCIATED COMPANY (note 2i and 2j)	83	200	1,068

INCOME BEFORE TAXES ON INCOME	20,474	6,280	10,721
TAXES ON INCOME (note 10)	5,912	1,553	2,639

INCOME AFTER TAXES ON INCOME	14,562	4,727	8,082
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(130)	(137)	(90)
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES	189	247	288

NET INCOME	14,621	4,837	8,280

EARNINGS PER SHARE – in U.S. $ (note 15d):
Basic	0.78	0.31	0.67

Diluted	0.74	0.29	0.63

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands (note 15d):
Basic	18,710	15,746	12,323

Diluted	19,659	16,552	13,083

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital

	Ordinary shares				Accumulated other comprehensive Income (loss)

	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings		Total

		U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2003	11,993	3,483	31,252	21,793		56,528
CHANGES DURING 2003:
Net income				8,280		8,280
Differences from translation of non dollar currency financial statements of an associated company					5	5

Comprehensive income						8,285

Surplus arising from issuance of options granted to non-employee			368			368
Gain on issuance of share capital of a newly formed associated company to a third party			69			69
Issuance of share capital in respect of acquisition of minority interest in a subsidiary	13	3	135			138
Issuance of share capital to employees resulting from exercise of options	971	218	8,939			9,157
Tax benefits relating to employees and other option grants			1,101			1,101

BALANCE AT DECEMBER 31, 2003	12,977	3,704	41,864	30,073	5	75,646
CHANGES DURING 2004:
Net income				4,837		4,837
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					262	262

Comprehensive income						5,099

Surplus arising from issuance of options granted to non-employee			217			217
Issuance of share capital in respect of acquisition of a subsidiary	254	57	5,942			5,999
Issuance of share capital to employees resulting from exercise of options	896	204	10,149			10,353
Issuance of share capital in a public offering net of $3,243,000 share issuance expenses	3,450	752	58,105			58,857

BALANCE AT DECEMBER 31, 2004	17,577	4,717	116,277	34,910	267	156,171
CHANGES DURING 2005:
Net income				14,621		14,621
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(555)	(555)

Comprehensive income						14,066

Surplus arising from issuance of options granted to non-employee			167			167
Issuance of share capital in respect of acquisition of a subsidiary, net of issuance expenses	1,006	230	23,633			23,863
Issuance of share capital to employees resulting from exercise of options	826	185	9,965			10,150

BALANCE AT DECEMBER 31, 2005	19,409	5,132	150,042	49,531	(288)	204,417

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	14,621	4,837	8,280
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(189)	(247)	(288)
Depreciation and amortization	6,422	2,552	2,323
Gain arising from issuance of shares by a subsidiary and an associated company	(83)	(200)	(1,068)
Share in losses of an associated company	130	137	90
Tax benefits relating to employee and other option grants	-	-	1,101
Compensation expenses resulting from shares and options granted to employees and non employees	167	299	307
Changes in accrued liability for employee rights upon retirement	989	1,085	934
Losses (gains) on amounts funded in respect of employee rights upon retirement	155	(166)	(311)
Deferred income taxes - net	(1,498)	(980)	(2,358)
Net increase in marketable securities	(2,969)	(1,903)	(536)
Amortization of discount (premium) on marketable debt securities	92	66	(42)
Other	(565)	116	149
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(5,212)	1,538	(2,540)
Other	(926)	(734)	(697)
Increase (decrease) in accounts payable and accruals:
Trade	(300)	(94)	(309)
Employees, employee institutions and other	2,149	(49)	5,633
Decrease (increase) in inventories	(1,045)	388	810
Increase (decrease) in deferred revenues (including the non-current portion)	558	(445)	260

Net cash provided by operating activities - forward	12,496	6,200	11,738

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

Net cash provided by operating activities - brought forward	12,496	6,200	11,738

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposits - net	-	-	(5)
Maturity of marketable debt securities held to maturity	12,111	10,801	4,757
Investment in marketable debt securities held to maturity	(1,876)	(20,784)	(7,121)
Acquisition of subsidiaries consolidated for the first time (a)	(50,312)	(13,781)	-
Additional investments in subsidiaries	(3,764)	(2,504)	-
Purchase of property, plant, equipment and other assets	(3,069)	(1,826)	(1,008)
Proceeds from sale of property, plant and equipment	25	63	150
Amounts funded in respect of employee rights upon retirement, net	(905)	(644)	(290)
Long-term loans granted to employees	(54)	(28)	(27)
Collection of long-term loans from employees	168	155	297

Net cash used in investing activities	(47,676)	(28,548)	(3,247)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering, net of $3,243,000 share issuance costs	-	58,857	-
Long-term bank loans received from banks	-	-	2,278
Proceeds from issuance of shares of subsidiary to a third party	-	-	2,458
Repayment of long-term bank loans	(4,698)	(3,467)	(10,257)
Issuance of share capital to employees resulting from exercise of options	10,150	10,135	9,157
Short-term bank credit - net	(5,809)	1,887	5,556
Minority investment in a subsidiary	34	34	-

Net cash provided by (used in) financing activities	(323)	67,446	9,192

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(218)	222	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(35,721)	45,320	17,683
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	91,413	46,093	28,410

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	55,692	91,413	46,093

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

(a) Supplementary disclosure of cash flow information -
Fair value of assets acquired and liabilities assumed of subsidiaries and activities acquired at the date of acquisition:
Working capital (excluding cash and cash equivalents)	(1,441)	(2,716)	-
Deferred revenues	10,677	1,822	-
Deferred income taxes	(396)	(728)	-
Property plant and equipment, net	(1,867)	(699)	-
Amounts funded in respect of employee rights upon retirement	-	(9)	-
Accrued liability for employee rights upon retirement	-	1,711	-
Long-term loan	-	1,469	-
Short- term bank credit	2,230	-	-
Minority interests in subsidiary	-	141	-
Goodwill and other intangible assets arising on acquisition	(84,211)	(21,013)	-
Issuance of the Company’s share capital	23,863	5,410	-
Increase in account payable- other	833	831	-

	(50,312)	(13,781)	-

(b) Supplementary disclosure of cash flow information -
cash paid during the period for:

Interest	1,895	861	1,123

Income tax	4,236	1,818	1,328

(c) Supplemental information on investing activities not involving cash flows:

1)

On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 6,882,000.

2)

On April 1, 2005, the Company acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions Inc. (“TCI”), in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 16,980,000.

3)	During 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $5,410,000.

4)

In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd. These activities were acquired in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 590,000.

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) - 4

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(c) Supplemental information on investing activities not involving cash flows (continued):

5)

In the year ended December 31, 2003, the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $ 138,000.

6)	In the year ended December 31, 2003, the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES:

	a.	General:

		1)	Nature of operations:

a)

Retalix Ltd. (“the Company”), an Israeli corporation whose shares are listed on the Nasdaq Global Select Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (“the Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations as well as suppliers and manufacturers in the food industry.

			b)	As to the Group’s geographical segments and principal customers, see note 14.

			c)	Subsidiary - over which the Company has control and over 50% of the ownership

			d)	Associated company - an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence.

		2)	Accounting principles and use of estimates in the preparation of financial statements:

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

		3)	Functional currency:

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income, the following exchange rates are used: (i) for transactions - exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of one subsidiary and of the associated company is their local currency (Euro and “New Israeli Shekel”) (“NIS”). The financial statements of the said subsidiary are included in the consolidation based on translation into dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52 “Foreign Currency Translation” (FAS 52):

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders equity under accumulated other comprehensive income. The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with FAS 52: the resulting translation adjustments are presented under shareholders’ equity- accumulated other comprehensive income.

	b.	Principles of consolidation:

		1)	The consolidated financial statements include the accounts of the Company and its subsidiaries.

		2)	Intercompany balances and transactions have been eliminated in consolidation.

		3)	As for goodwill and other intangible assets arising on business combinations, see h. below.

4)

The Company evaluates its interests in other entities to determine whether any entity is a variable interest entity (“VIE”) within the meaning of FIN 46(R) “Consolidation of Variable Interest Entities”. If the Company concludes that an entity is a variable interest entity, the Company evaluates its interest in such entity to determine whether the Company is the primary beneficiary of the entity. If the Company is the primary beneficiary of a variable interest entity, the Company consolidates such entity and reflects the interest of other beneficiaries of that entity as a minority interest. If the Company concludes that an entity is a variable interest entity and that the Company is not the primary beneficiary, the Company does not consolidate the entity. The Company’s consolidated financial statements include VIE for which the Company is the primary beneficiary and of which it holds majority of voting interest.

	c.	Cash equivalents:

The Group considers all highly liquid investments, which include short-term bank deposits with an original maturity date of three months or less that are not restricted as to withdrawal or use, to be cash equivalents.

	d.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Investments in marketable bonds are classified as held to maturity because the Company has the positive intent and ability to hold to maturity and are stated at amortized cost with the addition of computed interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium discount for debt securities are carried to financial income or expenses.

Investments in other marketable securities that are classified as “trading securities” are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

	e.	Investment in an associated company:

This investment is accounted for by the equity method and included among other non-current assets.

	f.	Inventories:

Inventories that include purchased products value hardware are included in finished goods and are valued at the lower of cost or market. Cost is determined on a “first-in, first-out” basis.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	g.	Property, plant and equipment:

		1)	These assets are stated at cost; assets of subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

		2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20-33
Vehicles	15
Office furniture and equipment	6-25 (mainly 6)
Building	4

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h.	Goodwill and other intangible assets:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment.

Other intangible assets are amortized over a period of one to fifteen years.

FASB Statement No. 142, “Goodwill and Other Intangible Assets” (FAS 142) requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. During 2003, 2004 and 2005, no impairment losses were identified.

As to the Company’s test for impairment of goodwill, see note 4.

i.	Impairment of assets due to changes in circumstances:

The Group applies FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144). FAS 144 requires that long-lived assets, which are to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. In 2005, no impairment indicators have been identified.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	j.	Income taxes:

1)

The Company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (FAS 109). Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See note 10g for additional information regarding the composition of the deferred taxes.

2)

Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also notes 9c and 10g), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (“the companies”) not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)

The Group may incur an additional tax liability in the event of an inter-company dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

4)

Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	k.	Revenue recognition:

The Group derives its revenues primarily from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which it classifies as revenues from product sales. The Group also derives revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers as well as on-line application, information and messaging services, mostly associated with products sold by the Group and which it classifies as revenues from services and projects.

Revenues from sales of product and software license agreements are recognized when all of the criteria in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. In software arrangements that require significant customization, integration and development, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method ,any discount in the arrangement is allocated to the delivered element. The Company’s VSOE of fair value for maintenance is based on a consistent renewal percentage. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

Revenues from professional services that are not bundled or linked to a software sale accounted for under SOP 97-2 are recognized as services are performed in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers as per the method sometimes referred to as the “sell-in method”.

In specific cases where resellers have right of return or the company is required to repurchase the products or in case the company guarantees the resale value of the products, revenues are recognized as the products are delivered by the resellers as per the method sometimes referred as the “sell through method”.

Revenues from on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	l.	Research and development:

Research and development expenses are charged to expenses as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred. Development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with the principles set forth in FASB Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process technological feasibility is established upon completion of a working model i.e. only when all planning, designing, coding and testing have been completed according to design specifications. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

	m.	Issuance of shares by investee companies:

Capital gains arising from the issuance of shares by investee companies to third parties are reflected in the statements of income on a current basis. Capital gains arising from the issuance of shares by an investee company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

	n.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined for specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Group considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc.

	o.	Earnings per share (“EPS”):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with FASB Statement No. 128, “Earnings Per Share” (FAS 128). The options of a subsidiary have no effect on the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

	p.	Comprehensive income:

Comprehensive income, presented in shareholders’ equity, includes currency translation adjustments of non-dollar currency financial statements of a subsidiary and of an associated company (accumulated balance at December 31, 2005 and December 31, 2004 is ($288,000) and $267,000, respectively).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	q.	Stock based compensation:

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123), the Group discloses pro-forma information on the net income and earning per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Group accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

		Year ended December 31

		2005	2004	2003

		U.S. $ in thousands, except per share data

	Net income, as reported	14,621	4,837	8,280
	Add (deduct) - stock based employee compensation expenses (income), included in reported net income	167	229	(63)
	Deduct - stock based employee compensation expenses determined under the fair value method for all awards *	(3,999)	(4,826)	(1,911)

	Pro forma net income	10,789	240	6,306

	Earnings per share:
	Basic - as reported	0.78	0.31	0.67

	Basic - pro forma	0.58	0.02	0.51

	Diluted - as reported	0.74	0.29	0.63

	Diluted - pro forma	0.55	0.01	0.48

*	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31

	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	35%-37%	28%-43%	53%
Risk free interest rate	4%	2%-3%	2%
Expected holding period (in years)	3	3-4	3

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	r.	Advertising expenses:

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $2,716,872, $1,368,000 and $938,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

	s.	Derivative financial instruments:

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). These contracts do not qualify for hedge accounting under U.S. GAAP. As a result, changes in the fair value of derivatives are reflected in the statements of income and included in “financial expenses - net”.

	t.	Sale of receivables:

The Company factors some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable qualify as a sales transaction under the provisions of FASB Statement No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). The resulting costs are charged to financial expenses - net, as incurred. The expenses resulting from these sales in the years ended December 31, 2005 and 2004 amounted to $1,835,512 and $658,000, respectively, and are included in financial expenses.

	u.	Recently issued accounting pronouncements:

1)

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)). FAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. FAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123), and supersedes APB No. 25, “Accounting for Stock Issued to Employees” (APB 25). FAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply FAS 123(R) as of the first annual reporting period that begins after June 15, 2005. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of FAS 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The Company plans to adopt FAS 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The impact of adoption of FAS 123(R) on future periods cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted FAS 123(R) in prior periods, the impact of that standard would have approximated the impact of FAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1(q) to the financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

In May 2005, the FASB issued Statement No. 154,’Accounting Changes and Error Corrections” (“FAS 154”), a replacement of APB No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. FAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of FAS 154 will have a material impact on its financial position or results of operations.

3)

In November 2004, the FASB issued Statement No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“FAS 151”). FAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of FAS 151 will have a material effect on its financial position or results of operations.

4)

In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity” (“FAS 115”). The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005.

As of December 31, 2005, adoption of FSP 115-1 will not have a material impact on the Company’s financial position or results of operations.

	v.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of operations as of the date of the acquisition of each company.

a.

On April 1, 2005, the Company, through its subsidiary Retalix Holdings Inc., acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions Inc. (“TCI”), a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry in consideration of $32,600,000, comprised of $15,603,000 in cash, including estimated direct costs and 715,730 of the Company’s Ordinary shares valued at approximately $16,980,000. The identified intangible assets acquired amounted to approximately $9,596,000 and included mainly acquired technology of approximately $2,810,000 and customer base of approximately $6,506,000 to be amortized over their estimated useful lives (4 to 15 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $31,983,000. The Company expects that this acquisition will strengthen and widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Synergies may also be realized through the use of some common corporate overhead resources. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors.

Also in April, 2005, the Company through its subsidiary Retalix Holdings Inc., executed an agreement and plan of merger with TCI Solutions, pursuant to which in November 2005, TCI merged with and into one of the Company’s subsidiaries and all outstanding common stock and Preferred stock of TCI (other than shares held by the Company and shares as to which appraisal rights had been properly perfected under Delaware law) were exchanged for an aggregate of approximately $2,570,000 in cash. Goodwill arising from this transaction amounted to approximately $2,570,000.

b.

On April 1, 2005, the Company through its subsidiary Retalix Holdings Inc., acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), a provider of ERP and distribution solutions for the food service, convenience store and grocery industries in consideration of $44,859,000, comprised of $37,976,000 in cash, including estimated direct costs and 290,128 of the Company’s Ordinary shares valued at approximately $6,883,000. In addition, the sellers were issued additional 207,236 shares valued at $4,916,000 that will be eligible for release from escrow only if certain future customer retention milestones are met as of April 1, 2007. The identified intangible assets acquired amounted to approximately $15,463,000 and included mainly acquired technology of approximately $4,120,000 and customer base of approximately $ 10,852,000 to be amortized over their estimated useful lives (2 to 15 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $29,383,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will strengthen and significantly widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Synergies may also be realized through the use of some common corporate overhead resources. Additionally, IDS’s reputation in the industry and its name recognition are also factors in the valuation of IDS’s goodwill. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS (continued):

c.

In July 2005, the Company, through its subsidiary Retalix Italia S.p.A., acquired in whole M.P.S. Millennium Pos Solution S.r.l., from an unrelated party in consideration of $604,000 in cash. The identified intangible assets acquired amounted to approximately $239,000 consisting primarily from acquired technology of approximately $193,000 and customer base of approximately $46,000, to be amortized over their estimated useful lives (5 years). - see also note 4b. Goodwill arising on the acquisition amounted to approximately $305,000.

d.

In September 2004, the Company’s subsidiary, Store Alliance.com Ltd. (“StoreAlliance”), together with The College for Retail Studies - a private company, established Retail College StoreNext Ltd. (“The Retail College”). The Retail College operates as a school for retail studies supplying its services to retailers and suppliers within the Israeli retail industry, while using and implementing tools and methodologies offered by StoreAlliance in the Israeli market.

According to the agreement between the parties, StoreAlliance has committed to invest $140,000 in consideration for 67% of the company’s share capital (including capital notes) and against a counter proportional investment of $70,000 by the minority interest. Such Investments are to be executed according to terms specified in the formation agreement. Through October 2005, Store Alliance has invested the full $140,000 under its above commitment.

In November 2005, StoreAlliance invested an additional $100,000 under an agreement signed in August 2005 with the minority interest. This additional investment increased the Company’s holdings in The Retail College to 75%.

e

In August 2004, the Company acquired 51% of the shares of Unit S.p.A. the name of which was later changed to Retalix Italia S.p.A., from an unrelated party in consideration of $1,800,000 in cash. In December 2004, the Company acquired an additional 49% of the shares of Unit and thus increased its holdings in Unit to 100%. This additional acquisition was made in consideration of $1,900,000 in cash. The identified intangible assets acquired amounted to approximately $600,000 and included mainly acquired technology of approximately $300,000 and customer base of approximately $300,000 to be amortized over their estimated useful lives (3 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $2,800,000.

f.

In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd (“OEL”). These activities were acquired in consideration of approximately $1,500,000 out of which approximately $947,000 in cash and in addition 28,188 Ordinary shares of the Company valued at approximately $590,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over several days before and after the acquisition was agreed and announced. The identified intangible assets acquired included mainly customer base of approximately $700,000 to be amortized over their estimated useful lives (3 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $800,000. The goodwill can be amortized for tax purposes over a period of five years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS (continued):

g.

In January 2004, the Company, through its subsidiary Retalix Holdings Inc., acquired 100% of the shares of OMI International, Inc. (“OMI”), a company that provides supply chain management solutions and services from an unrelated party in consideration of $19,100,000, comprised of $13,700,000 in cash, including estimated direct costs and 226,040 of the Company’s Ordinary shares valued at approximately $5,410,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over several days before and after the acquisition was agreed and announced. During October 2004, the Company paid the sellers of OMI additional $449,000 as part of an election made with the U.S. Internal Revenue Service the result of which for tax purposes, is the step-up of OMI’s assets value to fair value as of the acquisition date. The identified intangible assets acquired amounted to approximately $1,700,000 and included mainly acquired technology of approximately $1,200,000 and customer base of approximately $400,000 to be amortized over their estimated useful lives (3 to 7 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $16,800,000. The goodwill can be amortized for tax purposes over a period of fifteen years.

h.

In January 2004, the Company’s subsidiary, StoreAlliance, acquired 100% of the shares of DemandX Ltd. (“DemandX”) in consideration of $239,000. DemandX is an Israeli corporation that provides supply chain management data analysis services to suppliers and institutions. The identified intangible assets acquired included mainly customer base of approximately $66,000 to be amortized over its estimated useful life (3 years) - see also note 4b. Goodwill arising on the acquisition amounted to approximately $84,000.

i.

In March 2003 the Company, through its subsidiary StoreAlliance together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. (“Dai”) established Cell-Time Ltd. (“Cell-Time”). Cell-Time is a provider of on-line services that enable retailers and cellular communication providers in Israel, to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time.

According to the agreement between the parties, Dai has committed to invest $1,250,000 in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies.

As of December 31, 2005, Dai has fulfilled in full its commitment to invest $1,250,000 in Cell-Time. In 2003 ,Cell-Time was considered to be a newly formed entity and thus the gain arising from Dai’s investment in Cell-Time in 2003 in the amount of $79,000, was carried to additional paid in capital. In 2005 and 2004, in which Cell-Time was an operating entity, the gain arising from Dai’s investment which amounted $83,000 and $200,000, respectively, was carried to income on a current basis.

The balance of the investment in Cell-Time as of December 31, 2005 (after taking into account the Group’s share in its losses) is approximately $70,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS (continued):
j.

On October 23, 2003, the Company and StoreAlliance, signed an agreement with Isracard Ltd. (“Isracard”). According to the agreement, StoreAlliance issued Isracard 454,590 of its shares representing 13% of its issued and outstanding share capital in consideration of $2,525,000 ($5.6 per share). Under the agreement, Store Alliance also issued Isracard an option to acquire up to 305,973 shares representing post issuance of such shares, 8% of its issued and outstanding share capital, bearing an exercise price as stipulated in the agreement. This option was originally granted for twelve months from the closing date of the agreement and was extended on October 2004 by additional twelve months. The number of shares into which the option can be exercised is subject to the dilution of the Company’s share in Store Alliance, which cannot be diluted to less than 50.01%. In case of a limited exercise due to the above dilution restrictions, Isracard would have an additional 12 months to exercise that part of the option that was not exercised, under the same terms. In case the Company’s share in Store Alliance is diluted to less than 50.01% as a result of the issuance of shares to a third party, Isracard would be able to exercise the option in full.

As a result of the Isracard investment, the Group’s ownership in Store Alliance decreased during 2003 from 59.17% to 51.47% and the Company recorded a gain in the amount of $1,068,000 in the statement of income.

As to the employee stock option plan of StoreAlliance, see note 9b(2).

k.

In 2002, the Company acquired shares from minority shareholders in Palm-Point Ltd. (“Palm Point”) in consideration for the issuance of share capital of the Company at a total value of approximately $66,000. As a result, the Company held 96.18% of the shares of Palm-Point.

In February 2003, the Company acquired all the remaining minority shareholders shares in Palm-Point in consideration for the issuance of 13,339 shares of the Company at a total value of approximately $138,000 (based on the fair market value of the Company’s shares). The excess of cost of investment in the amount of approximately $89,000 was attributed to goodwill.

	l.	Following are data relating to subsidiaries consolidated for the first time as of the acquisition date (including additional considerations resulting from increase in shareholding):

	IDS	TCI (1)	MPS	Total

Current assets	4,142	6,961	211	11,314
Non current assets	-	23	-	23
Deferred taxes	3,942	(3,458)	(88)	396
Property and equipment, net of accumulated depreciation	546	1,253	68	1,867
Goodwill arising on Acquisition	29,383	31,983	305	61,671
Identified intangible assets	15,463	9,596	238	25,297
Current liabilities	(8,616)	(11,015)	(208)	(19,839)
Long-term liabilities	-	(5)	-	(5)

	44,860	35,338	526	80,724

(1) Including an additional investment of approximately $2,570,000 (see note 2a).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS (continued):

m.

As described in a, b and c above, in 2005, the Group acquired 100% of the shares of IDS, TCI and M.P.S.. The following presents certain unaudited pro forma combined condensed income statement information for the years ended December 31, 2005 and 2004, assuming that those acquisitions had taken place on January 1 of each year, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $1,032,000 and $3,240,000 in 2005 and 2004, respectively:

	2005	2004

	U.S. $ in thousands (except per share data)

	(Unaudited)	(Unaudited)

Revenues	202,086	183,760

Net income	9,467	7,955

Earnings per share:
Basic	0.50	0.47

Diluted	0.48	0.45

These amounts are based on actual results of the companies mentioned above for the years ended December 31, 2005 and 2004.

The amounts are based upon certain assumptions and estimates and do not reflect any benefits which might be achieved from combined operations. The pro forma results do not necessarily represent results, which would have been achieved if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

NOTE 3 –	PROPERTY, PLANT AND EQUIPMENT:

	a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31

	2005	2004

	U.S. $ in thousands

Computers and peripheral equipment	15,219	12,492
Land and building	7,140	7,146
Vehicles	660	346
Office furniture and equipment	4,671	3,215
Leasehold improvements	1,960	1,416

	29,650	24,615

Less - accumulated depreciation	17,339	14,208

	12,311	10,407

b.	As to geographical locations, see note 14b.

c.	Depreciation and amortization expenses totaled $2,996,000, $2,207,000 and $1,966,000, in the years ended December 31, 2005, 2004 and 2003, respectively.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	GOODWILL AND OTHER INTANGIBLE ASSETS:

	a.	Goodwill

The changes in the carrying amount of goodwill are as follows:

	U.S.	Israel	Europe	Total

	U.S $ in thousands

Balance as of January 1, 2004	15,626	3,429	-	19,055
Goodwill attributed to new subsidiaries acquired during 2004	16,835	84	3,642	20,561
Differences from translation of non dollar currencies	-	-	158	158

Balance as of December 31, 2004	32,461	3,513	3,800	39,774
Goodwill attributed to new subsidiaries acquired during 2005 and additional investments	61,366	28	435	61,829
Differences from translation of non dollar currencies	-	-	(394)	(394)

Balance as of December 31, 2005	93,827	3,541	3,841	101,209

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses a valuation model of future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists.

b.	Intangible assets:

	1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Weighted average amortization period	Original amount		Amortized balance

		December 31		December 31

		2005	2004	2005	2004

	Years	U.S. $ in thousands

Software development costs	3.0	411	411	-	-
Software rights and web site development costs	3.0	2,198	2,198	82	158
Customer base	11.2	22,702	5,300	17,497	1,966
Maintenance and license agreements	6.2	2,638	2,360	495	646
Acquired technology	5.4	10,352	3,233	6,658	1,339
Distribution rights	6.5	960	960	283	420
Other identified intangible assets	2.1	977	484	397	124

Total	7.8	40,238	14,946	25,412	4,653

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

2)

Intangible assets amortization expenses totaled $4,474,000 $2,610,000 and $2,148,000 in 2005, 2004 and 2003, respectively. Future annual amortization expenses are approximately $4,807,000, $3,264,000, $2,810,000, $2,239,000 and $1,431,000 in 2006, 2007, 2008, 2009 and 2010, respectively.

NOTE 5 –	LONG-TERM LOANS:

	a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2005	December 31

	%	2005	2004

		U.S. $ in thousands

Bank loan:
U.S Dollars	LIBOR* + 0.5%	-	2,258
EURO	Fixed at 2%	1,135	1,550
Israeli currency	Prime** – 0.6%	-	2,320
Other:
Loan from shareholders of a subsidiary	LIBOR*+0.75%	172	166

		1,307	6,294
Less - current maturities		248	4,801

		1,059	1,493

*	The $ LIBOR rate as of December 31, 2005 – 4.54%.

**	The Prime rate as of December 31, 2005 – 6%.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31

	2005	2004

	U.S. $ in thousands

2006	204	233
2007	208	234
2008 and thereafter (through 2011)	647	860
No maturity specified	-	166

	1,059	1,493

c.	Lines of credit:

The Company, through its U.S. subsidiaries, has several lines of credit totaling $3,000,000. Interest is payable monthly at the prime rate. The total amount drawn down under these lines of credit, as of December 31, 2005, amounted to $2,700,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	OTHER LIABILITIES:

These liabilities are associated with unfavorable executory contracts assumed in the acquisition of three of the Company’s subsidiaries. These liabilities are to be amortized, based on the contracts terms. The current balance is to be amortized next year. Amortization of other liabilities totaled $1,048,000, $2,265,000 and $1,791,000 in 2005, 2004 and 2003, respectively.

NOTE 7 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli and Italian labor laws generally require payment of severance pay upon dismissal of an employee or upon termination by the employees of employment in certain other circumstances. The severance pay liability of the Israeli companies and one of the Italian subsidiaries in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among other non-current assets. The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

	b.	Most of the Company’s non-Israeli subsidiaries provide 401 (K) plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

c.

The severance expenses amounted to $1,308,000, $1,399,000 and $1,249,000 in the years ended December 31, 2005, 2004 and 2003, respectively. The 401(K) plans expenses as mentioned in b. above amounted to $825,923, $449,000 and $319,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

	d.	The profits (loss) on the amounts funded totaled $(155,000), $ 166,000 and $ 311,000 in 2005, 2004 and 2003, respectively.

	e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

		1)	The Group expects to contribute in the year ending December 31, 2006, $ 1,385,000 to the insurance companies in respect of its severance pay obligation.

2)

The Company expects to pay $711,000 future benefits to its employees during 2006 to 2015 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands

Year ending December 31:
2006	141
2007	111
2008	18
2009	204
2010	39
Thereafter	198

711

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES:

a.	Commitments:

	1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2010. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2005, as follows:

U.S. $ in thousands

Year ending December 31:
2006	5,810
2007	4,639
2008	2,517
2009	1,429
2010	636

15,031

Office lease expenses totaled $3,048,000, $1,922,000 and $1,504,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

2)

Effective April 1, 1998, the Company’s Chief Executive Officer (“the CEO”), is entitled to receive a bonus subject to the Company’s attaining certain performance milestones: For the first $1,000,000 of the Company’s net income, he is entitled to a bonus of $65,000 and for every subsequent $1,000,000 of net income $5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $35,000 for every million over the seventh million of net income.

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

In case of failure of a project that was partly financed, the Company is not obligated to pay any such royalties. Under the terms of these funding programs, royalties of 3%-3.5% are payable on sales of products developed under such funding programs, up to 100% of the amount of funding received (dollar linked and bearing annual interest at the LIBOR rate). Payment of royalties on account of development projects funded as above is conditional upon the ability to generate revenues from products developed under such projects. Accordingly, the Group is not obligated to pay any royalties on account of funded projects, which fail to generate revenues.

As of December 31, 2005, total royalty to be paid by the Group in the future on account of projects funded under the Office of the Chief Scientist is $4,375,000.

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)

In August 2000, the Company, together with its subsidiary P.O.S. (Restaurant Solutions) Ltd., or PRS, filed a claim with the Tel-Aviv District Court for injunctions, accounting records and damages (evaluated, for the purpose of computing court fees, at NIS 3,000,000, or approximately $645,000) against two former employees and directors of PRS who currently own the minority interest in PRS. This claim alleges that the defendants caused the Company and PRS severe damages due to the manner of their conduct as employees and directors of PRS and by developing software that infringed on the Company rights. In November 2004, the Supreme Court ruled that some of the causes of action in the claim are under the Tel-Aviv District Court’s jurisdiction and some are under the Tel-Aviv District Labor Court’s jurisdiction.

In April 2001, the minority shareholders of PRS filed a claim in the Tel-Aviv District Court, which was subsequently amended in November 2002, against PRS and against the Company in the amount of approximately $500,000 in respect of sums they claim they are entitled to as shareholders of PRS. This claim is pending. In addition, they filed a motion that the claim be recognized as a derivative claim of PRS against the Company for payment of an alleged debt in the amount of approximately $3,500,000. In response to this motion, in March 2005, the Tel-Aviv District Court rejected the claim. The minority shareholders have filed a motion requesting clarification that this court ruling does not reject the entire claim filed in April 2001 but only the motion that the claim be recognized as a derivative claim.

In July 2002, directors of PRS appointed by the minority shareholders filed a motion in the Tel-Aviv District Court against PRS and its other directors, requesting a court order to disclose certain information that will enable them to establish the sum of a debt claimed by the Company from PRS. After being added as a party, the Company filed a motion to dismiss the suit. In January 2006, the District Court struck this claim due to passiveness of the filers.

Another claim filed by one of the minority shareholders in August 2000, with regard to compensation and leave redemption is still pending in the Tel-Aviv District Labor Court.

The Company believes that it has meritorious defenses against all these claims and thus no provision was recorded in regard to these claims as of December 31, 2005.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

2)

In 1998, prior to the acquisition of RCS, a legal claim was filed in the Court of Common Pleas of Allegheny, Pennsylvania, against RCS by a customer for an amount of approximately $1,300,000, including consequential damages and loss of revenue. A settlement of the claim has been agreed between the parties whereby RCS will pay the claimant the sum of $125,000. This settlement has been approved by the United States Bankruptcy Court in January 2006.

An additional legal claim filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, prior to its acquisition by the Company, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

These claims are covered under RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy is $1,000,000 per claim and in aggregate. The Company believes that these claims will not result in any material expense and therefore no provision was recorded in regard to these claims as of December 31, 2005.

3)

In December 2002, a legal claim for the total amount of approximately $240,000 was filed in the Magistrate’s Court of Beer-Sheva against the subsidiary PalmPoint, by a local customer. The claim alleges damages caused by services and products not duly provided by PalmPoint. In February 2003, PalmPoint filed a statement of defense. A settlement of the claim has been agreed between the parties whereby PalmPoint will pay the claimant the sum of approximately $70,000. In February 2006, this settlement has been approved by the Magistrate’s Court of Beer-Sheva. Accordingly, a provision of approximately $70,000 was recorded by PalmPoint, as of December 31, 2005.

4)

In 2003, Fleming PCT, a customer of TCI filed for bankruptcy protection. Certain debtors of Fleming PCT filed a claim in the United States Bankruptcy Court for the District of Delaware alleging certain preferential payments were made to TCI. The debtors were seeking to recover from TCI approximately $364,320. The Company is in the process of negotiating a settlement agreement with the parties. Accordingly, a provision of approximately $80,000 was recorded by the Company, as of December 31, 2005.

5)

In August, 2005, an Italian competitor of Retalix Italia has approached the Company and Retalix Italia claiming that the acquisition of M.P.S. Millennium Pos Solution S.r.l. (“MPS”) by Retalix Italia in July, 2005, formed an act of unfair competition. No further action has been taken by the above party, in connection with its above allegation to date. In addition, in April, 2006, the above competitor exercised arbitration proceedings in order to enforce its claims of co-ownership to a certain product of M.P.S., as well as indemnity for certain damages allegedly suffered by him within this context. In May, 2006 MPS has requested the arbitral court to reject all claims filed by the above party. The Company believes that these claims will not result in any material expense and therefore no provision was recorded in regard to these claims as of December 31, 2005.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

6)

In June, 2006, a fairly large customer in the U.S, filed in the District Court of Madison County, Nebraska, a complaint against the Company and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with the Company and IDS. The customer seeks unspecified damages and injunctive relief. The Company and its legal advisors are in the process of studying this complaint. As of July 2006, the balance of debt of this customer for services supplied by the Company amounted to approximately $1.6 million.

7)

The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $165,000 as well as letters of dispute submitted to them by former or current customers and service providers. In the opinion of the management, these claims represent financial risks that are of sums that are not material to the Company either individually or in aggregate. The Company has recorded as of December 31, 2005 a provision of approximately $150,000 which it estimates as sufficient to cover any expenses arising from the above claims and disputes.

c.	Pledges:

A certain bank account containing $4.9 million in marketable securities as of December 31, 2005, is pledged to secure any bank credit, including but not limited to loans, given by the bank that holds such securities.

NOTE 9 –	SHAREHOLDERS’ EQUITY:

a.	Share capital:

	1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

2)

Under a prospectus dated April 28, 2004, an amount of 3,450,000 Ordinary Shares of NIS 1.00 par value of the Company were issued on May 4 and May 7, 2004 in a public offering, in the United States for $18 per share. The net proceeds to the Company of $58,857,000 are net of a 5.5% underwriting discount and offering expenses of $3,243,000.

	3)	As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

b.	Option plans:

	1)	Company’s Option plans:

On March 5, 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (“the Second 1998 Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options are available for grant to employees, directors and consultants of the Company, to purchase Ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one Ordinary share at the grant date. Unless terminated earlier, the options will expire starting from 2005 through May 2012. These options vest over the period of 0 - 3.5 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2005, 619,561 options remained available for grant under the Second 1998 Plan.

Through December 31, 2005, 2,981,126 options had been exercised under the Second 1998 Plan at exercise prices ranging between $7.125 and $19.125 per share.

On May 10, 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements beginning in May 2004 through May 2014. These options vest over the period of 0 - 3.5 years.

As of December 31, 2005, the Company had granted 764,000 options under the Israeli Plan.

Through December 31, 2005, 9,912 options had been exercised under the Israeli Plan.

Compensation expense in respect of the CEO entitlement to options, due to the CEO’s status as a service provider, is determined based on the fair value of the options. Total expenses in 2005, 2004 and 2003 in respect of these options were $167,000, $148,000 and $307,000, respectively.

Following is a summary of the status of the option plans:

	2005		2004		2003

	Number of opttions	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

		U.S. $		U.S. $		U.S. $

Options outstanding at beginning of year	2,648,019	15.06	2,993,913	14.19	3,837,329	13.36
Changes during the year:
Granted - at market value	476,556	22.59	1,179,767	18.98	259,499	8.87
Exercised	(825,213)	12.26	(897,009)	11.11	(963,415)	9.69
Forfeited or expired	(164,364)	17.57	(628,652)	26.98	(139,500)	10.11

Options outstanding at end of year	2,134,998	17.63	2,648,019	15.06	2,993,913	14.19

Options exercisable at year-end	1,244,117	15.99	1,765,008	13.49	2,246,396	15.83

Weighted average fair value of options granted during the year		6.92		6.59		2.68

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2005:

Exercise price U.S.$	Number of options outstanding at December 31, 2005	Number of options exercisable at December 31, 2005	Weighted average remaining contractual life (in years)

8.75	14,701	4,368	2.33
9.01	80,000	40,000	1.00
10.00	239,316	239,316	2.33
14.88	346,433	346,433	2.33
18.56	909,141	491,049	2.50
21.86	176,556	0	3.00
23.02	239,084	79,695	3.50
23.19	129,767	43,256	2.00

	2,134,998	1,244,117

The weighted average exercise price of the total 2,134,998 outstanding options under the Company’s plans as of December 31, 2005, was $17.63 and the weighted average remaining contractual life of these options as of December 31, 2005, was 2.5 years.

2)	Stock option plan of subsidiaries:

a.

On December 4, 2000, a subsidiary’s board of directors approved an employee stock option plan (“the Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 Ordinary shares, of NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of 270,000 options to be granted to some of the Company’s and of the subsidiary’s employees. In addition, within the context of an investment agreement signed on December 31, 2000, an additional 90,000 options to purchase 90,000 shares of NIS 0.01 par value each were granted to the investor. Virtually all of the above mentioned options except those granted to the investor vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, (in cases where the optionee is an employee of the Company or its subsidiary - provided that the employee is still the subsidiary’s or the Company’s employee). In addition, all the above options including those granted to the investor are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant. The rights conferred by Ordinary shares obtained upon exercise of the options will be identical to those of the other Ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date, will expire.

RETALIX LTD.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY(continued):

Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

During 2001, the subsidiary granted the said 270,000 options partly at an exercise price per share of NIS 0.01, and to two employees at an exercise price of $5.55. Through December 31, 2005, 112,101 of these options were forfeited and 76,023 were regranted.

The compensation (income) expenses attributable to the Subsidiary’s Plan - in accordance with the provisions of APB 25 - that have been charged against income in the years ended December 31, 2005, 2004 and 2003 were $0, $81,000 and $(63,000), respectively.

On November 23, 2004, the above subsidiary’s board of directors approved an additional employee stock option plan (“the Subsidiary 2004 Plan”). Pursuant to the Subsidiary 2004 Plan, options to purchase 36,000 ordinary shares, of NIS 0.01 par value each, were granted on December 31 2004, to certain employees of the subsidiary all subject to the taxation route for grants under Section 102 of the Income Tax Ordinance [New Version], 1961. All options granted under the Subsidiary 2004 Plan bear an exercise price of $5.55 and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of the Company or its subsidiary - provided that the employee is still employed by the subsidiary or the Company at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant.

The fair value of each option grant from the above grants was between $2 and $4 estimated on the date of grant under the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 50%; risk free interest rate of 2.25%-3%; and weighted expected life of 3 years.

b.

On December 1, 2004, the board of directors of another Subsidiary approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, up to 1,500,000 options to purchase up to 1,500,000 shares of the Additional Subsidiary, can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a Limited Liability Company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

Accordingly, on December 14, 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of affiliates. The options granted bear an exercise price of $0.3748, which reflects the market value per share according to the management valuation. In addition, these options vest seven years from grant and have full vesting upon an Initial Public Offering or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. The plan shall terminate ten years from the grant date.

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

The Company does not intend to pay cash dividends in the foreseeable future. The Company’s board of directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if the Company does not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent the Company from satisfying the Company’s existing and foreseeable obligations as they become due.

2)

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2005, approximately $14.8 million are tax-exempt. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $3.7 million would be incurred as of December 31, 2005. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration. See also note 10g(5).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME:

	a.	Corporate taxation in Israel:

Tax rates:

			1)	Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

			2)	Subsidiaries outside Israel:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The inacted statutory tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the U.S. – tax rate of 40%.
Company incorporated in Italy – tax rate of 33%.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”)

Some production facilities of the Company as well as facilities of one of its Israeli subsidiaries (“the Companies”) have been granted approved enterprise status under the above law.

The main tax benefits available to the Companies are:

		1)	Reduced tax rates:

In respect of income derived from their approved enterprises, the Companies are entitled to benefits under the law’s reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has seven approved enterprises and one of its Israeli subsidiaries has one approved enterprise.

Income derived from the approved enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

As of December 31, 2005, the periods of benefits relating to six of the approved enterprises of the Company have already expired, the periods of benefits relating to its other one approved enterprises will expire in 2009. The period of benefits relating to the approved enterprises of the Company’ Israeli subsidiary has not yet commenced (it is restricted to the year 2013).

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

	2)	Accelerated depreciation:

The Companies are entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five tax years of the operation of these assets.

The entitlement to the above benefits is conditional upon the companies’ fulfillment of the conditions stipulated by the above law, the regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event that the Companies fail to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with interest and adjustments for inflation based on the Israeli Consumer Price Index (“Israeli CPI”).

On April 1, 2005, an amendment to the Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment does not apply to investment programs approved prior to December 31, 2004.

However, The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the amendment. Tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. The Company’s position that its existing Approved Enterprise is not subject to the liquidation provisions of the new law, is supported by a legal opinion.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

	c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these financial statements. Paragraph 9(f) of FAS No. 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

	d.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation and the right to claim expenses in connection with issuance of its shares to the public, as well as the amortization of patents and certain other intangible property rights, as a deduction for tax purposes.

	e.	Tax rates applicable to income from other sources:

Income of the Company and its Israeli subsidiaries, not eligible for approved enterprise benefits for each of the years ended December 31, 2005, 2004 and 2003, is taxed at the regular rate of 34%, 35% and 36%, respectively.

	f.	Carryforward tax losses:

Carryforward tax losses of certain subsidiaries as of December 31, 2005 and 2004 aggregate approximately $51,111,000 and $10,690,000, respectively.

Under the Inflationary Adjustments Law, carryforward tax losses related to the Israeli subsidiaries are linked to the Israeli CPI.

Carryforward tax losses in Israel may be utilized indefinitely.

At December 31, 2005, one of the Company’s U.S. subsidiaries has U.S. federal net operating loss carryforwards of approximately $46,700,000. Federal net operating loss carrryforwards expire at various dates from 2007 through 2025. The Company has state net operating loss carryforwards of approximately $30,500,000. State net operating loss carryforwards expire at various dates from 2006 through 2025. Utilization of the Company’s federal and state net operating losses attributable to acquired subsidiaries, approximately $32,500,000 and $16,300,000, respectively, are subject to an annual limitation under Internal Revenue Code (“IRC”) section 382 determined by multiplying the value of the subsidiary stock at the time of acquisition by the applicable long-term tax exempt rate. The benefit from utilization of $35 million US carryforward tax losses will be credited to goodwill upon utilization.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

g.	Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance, are as follows:

		December 31

		2005	2004

		U.S. $ in thousands

1)	Provided in respect of the following:
	Provisions for employee rights	830	564
	Share issuance expenses	362	648
	Carryforward tax losses	5,181	3,918
	Doubtful accounts	1,289	837
	Research and development	4,186	2,559
	Other	677	710

		12,525	9,236
	L e s s- valuation allowance	(2,052)	(2,955)
	Depreciable fixed assets	(226)	(333)
	Intangible assets	(2,937)	(530)

		7,310	5,418

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31

	2005	2004

	U.S. $ in thousands

As a current asset	8,098	3,650
As a non-current asset	2,064	1,768

	10,162	5,418

As a non-current liability	(2,852)	-

	7,310	5,418

3)

Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 24%- 40%.

5)

As stated in b. above, part of the income of the Company’s and a certain Israeli subsidiary’s income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2005, been distributed as dividends is approximately $3,700,000.

	h.	Income (loss) before taxes on income and income taxes included in the income statements:

		Year ended December 31

		2005	2004	2003

		U.S. $ in thousands

1)	Income before taxes on income:

	Israeli	21,874	5,094	8,829
	Non-Israeli	(1,400)	1,186	1,892

		20,474	6,280	10,721

2)	Income taxes included in the income statements:

	Current:
	Israeli	7,019	1,251	3,957
	Non-Israeli	354	13	1,040

		7,373	1,264	4,997

	Deferred:
	Israeli	(1,348)	(20)	(2,320)
	Non-Israeli	(113)	309	(38)

		(1,461)	289	(2,358)

		5,912	1,553	2,639

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued) :

3)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2005-34%, 2004-35% and 2003-36%) and the actual tax expense:

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

Income before taxes on income, as reported in the income statements	20,474	6,280	10,721

Theoretical tax expense	6,961	2,198	3,860

L e s s - tax benefits arising from approved enterprise status	2,518	355	1,147

	4,443	1,843	2,713

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	697	421	249
Tax exempt income	(28)	(74)	(448)
Increase (decrease) in taxes resulting from different tax rates for non - Israeli subsidiaries	(16)	(12)	128
Changes in valuation allowance	(903)	1,118	509
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - see c. above	1,361	(1,650)	(594)
Other	358	(93)	82

Taxes on income for the reported years	5,912	1,553	2,639

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2001. Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 2002. Kochav Orion Advertising and Information Ltd, Orlan Orion Systems Ltd and PRS received final assessments through the year ended December 31, 1999. Retalix Italia received final assessments through the year ended December 31, 1999. Retalix Holdings, Inc. received a final tax assessments for the year ended December 31, 2002. The other subsidiaries have not been assessed since incorporation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2005

	Israeli currency

	Linked to		Other
	the Israeli		non-dollar
	CPI	Unlinked	currencies

	U.S. $ in thousands

Assets	1,868	15,780	14,503

Liabilities	(6,649)	(12,473)	(5,909)

NOTE 12 –	SUPPLEMENTARY BALANCE SHEET INFORMATION:

			December 31

			2005	2004

			U.S. $ in thousands

a.	Accounts receivable:

	1)	Trade:

		Open accounts	43,240	29,178
		Less - allowance for doubtful accounts	4,404	3,154

			38,836	26,024

	2)	other:

		Israeli Government departments and agencies	1,217	973
		Employees	272	342
		Prepaid expenses	2,539	1,356
		other	474	744

			4,502	3,415

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	b.	Marketable securities:

		1)	Held to maturity bond securities - The amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized cost	Unrealized gains	Unrealized Losses *	Aggregate fair value

	U . S . $ i n t h o u s a n d s

At December 31:
2005	7,160	96	(59)	7,197

2004	17,181	298	(64)	17,415

* All unrealized losses were derived during the current year.

The bonds mature as follows:

U.S. $ in thousands

2006	5,104
2007	750
2008	370
2009 and thereafter (through 2010)	936

7,160

2)	The marketable securities are presented in the balance sheets as follows:

	December 31

	2005	2004

	U.S. $ in thousands

Among current assets:
Trading	5,815	3,275
Held to maturity bond securities	5,104	11,056

	10,919	14,331
As a non-current asset
Held to maturity bond securities	2,056	6,125

	12,975	20,456

3)	As to pledges on securities, see note 8c.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	c.	Long-term receivables:

		1)	Long-term receivables are composed as follows:

December 31, 2005

U.S. $ in thousands

Long-term loans to employees 2)	63
Long-term trade receivables	2,754
Less - Unamortized discount*	(200)

2,617

*	The discount is based on imputed interest of 4%.

2)	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.

NOTE 13 –	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

	a.	Concentrations of credit risks - allowance for doubtful accounts:

All of the Group’s cash and cash equivalents, and marketable securities as of December 31, 2005 and 2004 were deposited with major Israeli, U.K., U.S. ,Italian and Australian banks and with an investment management firm. Such securities represent mainly highly rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s revenues are derived from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in accounts receivable..

The allowance for doubtful accounts is determined for specific debts which are doubtful of collection.

	b.	Fair value of financial instruments:

The fair value of the financial instruments included in the working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates. The amounts funded in respect of employee rights are stated at fair value.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

	1)	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

	2)	The fair value of short and long-term marketable securities and bank deposits with quoted market prices is based on quoted market prices.

	3)	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

As to the fair value of derivatives, see c. below. As to the fair value of marketable securities, see note12b.

c.	Derivative financial instruments:

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133.

During 2005, the Company entered into four foreign currencies forward contracts for conversion of Pounds Sterling, Euro, Australian dollar and Israeli currency into a notional amount in dollars of approximately $ 5,400,000. These contracts were rolled over a few times during 2004 and are still outstanding as of December 31, 2005.

The fair value of the open contracts as of December 31, 2005 is $71,000 and reflects the estimated amounts that the Group would pay to terminate the contracts at the reporting date, which was charged to financial expenses.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 –	SEGMENT INFORMATION (continued):

Geographic segments:

Summarized financial information by geographic segment, for 2005, 2004 and 2003 is as follows:

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

Revenues:
U.S.	98,385	79,678	62,621
Israel	13,800	11,533	11,559
International*	75,186	31,743	17,877

Total revenues	187,371	122,954	92,057

* The international segment includes revenues from customers in Europe	50,532	22,769	13,681

b.	Enterprise-wide disclosure:

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31

	2005	2004

	U.S. $ in thousands

Israel	8,000	7,579
U.S.	3,786	2,505
International	525	323

	12,311	10,407

As for goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues:

In the year ended December 31, 2005, one customer generated revenues in excess of 10% of the Group’s total revenues.

In the years ended December 31, 2004, and 2003 no customer generated revenues in excess of 10% of the Group’s total revenues.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –	SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31

	2005	2004	2003

	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	3,154	2,778	1,367
Increase during the year	2,237	1,256	1,822
Bad debt written off	(987)	(880)	(411)

Balance at end of year	4,404	3,154	2,778

		Year ended December 31

		2005	2004	2003

		U.S. $ in thousands

b.	Financial income (expenses):
	Realized gain on marketable securities - net	308	100	18
	Non-dollar currency gains (losses) - net	(637)	218	374
	Interest income	3,011	1,494	918
	Interest and bank commissions expense	(2,480)	(1,727)	(1,405)

		202	85	(95)

c.	Other general income (expenses) - net:
	Gain (loss) on sale of property and equipment	-	15	(62)

		-	15	(62)

d.	Earnings per share (“EPS”):

	Following are data relating to the nominal value of shares - basic and diluted used in the purpose of computation of EPS:

	Year ended December 31

	2005	2004	2003

	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earnings per share	18,710	15,746	12,323

Add incremental shares from assumed exercise of options	949	806	760

Weighted average number of shares used in computation of diluted earnings per share	19,659	16,552	13,083

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 –	SUBSEQUENT EVENTS (UNAUDITED):

a.

In February 2006, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets of Base Products, Inc., a provider of a suite of hardware and software products and services for food and consumer goods retailer, for $2,600,000 in cash.

b.

In March 2006, the Company through its subsidiary Retalix Holdings Inc., acquired an additional 45% of the equity of StoreNext USA and increased its holdings in StoreNext USA to 95%. The consideration the Company paid for this acquisition was approximately $4,900,000 in cash.

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

As discussed in note 1a. to the consolidated financial statements included in the Company’s 2004 20-F/A, the Company has restated its 2004 consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 21, 2005,	Certified Public Accountants (Isr.)
Except for the restatement related to the correction relating to revenue recognition described in Note 1a., to the financial statements included in the Company's 2004 20-F/A,
as to which the date is July 21, 2006.

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