Form 20-F
period 2006-12-31
RETALIX LTD
filed 2007-06-21
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR;

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 OR;

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR;

For the transition period from_______ to_______

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary Shares, nomina lvalue NIS 1.0 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,613,454 Ordinary Shares, nominal value NIS 1.0 par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$" in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On June 21, 2007, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.23 to $1.00.

        Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and U.S. Federal securities laws. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking-statements. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under Item 3.D. – “Key Information – Risk Factors”, Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects, as well as elsewhere in this annual report and in our other filings with the Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2002, 2003, 2004 and 2006 and the selected consolidated balance sheet data as of December 31, 2002, 2003, 2004 and 2006 set forth below have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated statement of income data set forth below with respect to the year ended December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2005 set forth below have been derived from our consolidated financial statements that were audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2004, 2005 and 2006 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$47,280	$58,432	$77,494	$91,692	$73,195
Services and projects	29,173	33,625	45,460	95,679	130,549

Total revenues	76,453	92,057	122,954	187,371	203,744

Cost of revenues:
Cost of product sales	11,970	16,576	23,246	31,521	36,690
Cost of services and projects	10,141	12,440	18,890	34,465	44,562

Total cost of revenues	22,111	29,016	42,136	65,986	81,252

Gross profit	54,342	63,041	80,818	121,385	122,492

Operating expenses:
Research and development expenses-net	17,036	18,344	34,096	44,683	60,375
Selling and marketing expenses	18,111	21,542	24,798	33,382	33,495
General and administrative expenses	12,455	13,345	15,944	23,131	27,426
Other general income (expenses) - net	1,043	(62)	15		22

Total operating expenses	46,559	53,293	74,823	101,196	121,318

Income from operations	7,783	9,748	5,995	20,189	1,174
Financial income (expenses)-net	(499)	(95)	85	202	79
Gain arising from issuance of shares by an associated company	-	1,068	200	83	-

Income before taxes on income	7,284	10,721	6,280	20,474	1,253
Taxes on income	2,103	2,639	1,553	5,912	(507)
Share in losses of an associated company	-	(90)	(137)	(130)	(57)
Minority interests in losses (gains) of subsidiaries	524	288	247	189	(425)

Net income	$5,705	$8,280	$4,837	$14,621	$1,278

Earnings per share:
Basic	$0.48	$0.67	$0.31	$0.78	$0.07

Diluted	$0.46	$0.63	$0.29	$0.74	$0.06

Weighted average number of shares used in computation:
Basic	11,902	12,323	15,746	18,710	19,491
Diluted	12,395	13,083	16,552	19,659	20,127

	Year ended December 31,
	2002	2003	2004	2005	2006
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$28,410	$46,093	$91,413	$55,692	$55,186
Working capital	27,250	45,786	97,963	68,216	68,659
Total assets	98,296	121,122	209,952	271,656	279,174
Total debt	15,913	13,745	13,859	5,288	6,024
Shareholders' equity	56,528	75,646	156,171	204,417	211,051
Capital Stock	34,735	45,568	120,994	155,174	161,761

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

        Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as supermarkets, convenience stores and restaurants as well as suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Any deterioration of the economy worldwide may result in a curtailment of capital investment by our existing and potential customers. During the most recent deterioration of the global economy, many companies, including some of our existing and potential customers, indicated that they planned to postpone or decrease further capital investment. Any decline in capital expenditures by our existing and potential customers would reduce our sales and could result in pressure on our product prices, each of which would have a material adverse effect on our operating results.

        Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

        Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control. These factors include, among others:

—	the size, timing, terms and fluctuations of customer orders and rollout schedules;

—	the long sales cycle associated with certain of our software products;

—	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

—	changes in pricing by us or our competitors;

—	the uncertainty regarding the adoption of our current and future products, including such products as our relatively new loyalty, DemandAnalytX and InSync applications;

—	technical difficulties with respect to the use of software solutions and services developed by us;

—	seasonality in customer purchasing and deployment patterns; and

—	the profitability of our professional services business, and the percent of our total business that this constitutes.

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

        From 2004 through 2006, we have acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions Inc., or TCI and the acquisition of the assets of Integrated Distribution Solutions, L.L.C., or IDS. Acquisitions involve numerous risks, including:

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

        Our rapid expansion has placed, and is likely to continue to place, a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations, due, in part, to several acquisitions we have made. For example, we had 178 employees on January 1, 1999 and 1,530 employees on December 31, 2006. Any failure to manage growth effectively could disrupt our business and harm operating results.

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

        During 2005, one of our customers accounted for more than 5% of our revenues. During 2006, two of our customers accounted for more than 5% of our revenues. Sales to national supermarket and convenience store chains as well as large suppliers are typically large in size and represent a significant portion of our revenues. A significant reduction in sales to these large customers could significantly reduce our revenues. We anticipate that sales to a few customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

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

        We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

        Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures but may include the General Public License. This license and others like it pose a potential risk to products that are integrated with these technologies. For example, in the event we integrate into one of our products a technology covered under the General Public License, we may be required to disclose our source code for the integrated product. Disclosing our source code could enable our competitors to eliminate any technological advantage our products may have over theirs, and therefore materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

        Insufficient or slower than anticipated demand for our ASP services could adversely affect our revenue growth.

        We have continued to incur significant research and development expenses in connection with the development of our ASP initiatives. If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred and expect to incur in the further development of these initiatives. Any delay in or failure of the development of significant demand for our ASP services could cause our new business initiatives to fail. Even if significant demand does develop for our ASP services, the growth of our ASP services may erode parts of existing software sales revenue. Any of these factors could adversely affect our revenue growth.

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

        We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 to it, a portion of which commenced in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Although our management has determined that we had effective internal control over financial reporting as of December 31, 2006, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

        Under SFAS 123(R), we are required to record a compensation expense in connection with share-based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) required, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS 123(R) also revised, clarified and expanded guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. During 2006 SFAS 123(R) had a material impact on our results, lowering our reported net income by approximately $3.4 million. Had we adopted this standard in prior periods, we also would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. The adoption of this standard may continue to have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related To Our Location In Israel

        Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. The future of relations between the Palestinian Authority and Israel is uncertain. Israel’s disengagement from the Gaza Strip and some parts of the West Bank in 2005 may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The current Palestinian Authority government controlled by Hamas, a militant Islamic organization, is widely considered to be an obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole.

        In the summer of 2006, Israel waged a war with Hezbollah, a Lebanon-based militant Islamic organization, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

        In addition, in recent years the regime in Iran has been stepping up its efforts to achieve nuclear capability. This move is seen by many as a world wide threat to peace. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

        We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but some of our expenses such as salaries or hardware costs are generated in other currencies such as the New Israeli Shekel, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the fact that our financial results are measured in dollars, our results could be harmed as a result of a strengthening or weakening of the dollar compared to these other currencies. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

        The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

        Since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2004, 2005 and 2006, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

        We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

        We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our production facilities that are designated as “Approved Enterprises”. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Our tax benefits resulting from our Approved Enterprises for the years 2004, 2005 and 2006, net of other tax effects, were approximately $355,000, $2,518,000 and $415,000 respectively. In addition, an increase in our manufacturing outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be continued in the future, at their current level or at any level.

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

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. . An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

        Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

        We have received royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2006, our total contingent liability to the OCS in this respect amounted to $5,067,000. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

        In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel about our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we might be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

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

        Additionally, it may be difficult for you to enforce civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, or the Exchange Act, in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        However, subject to specified time limitations and other conditions, Israeli courts may enforce a U.S. final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel.

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

        If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. In May 2004, we sold 3,450,000 of our ordinary shares in a public offering. In addition, we issued an aggregate of 1,005,858 of our ordinary shares in connection with two acquisitions in April 2005. These shares may be re-sold in part or whole, at any time, generally without restrictions. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity securities.

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

        During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we widened our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, with the acquisitions of OMI International Inc., or OMI International, and IDS, we significantly widened our offerings to include supply-chain management solutions for retailers as well as for suppliers and manufacturers. For information relating to our recent significant acquisitions, please see Item 4.B below under “Recent Significant Acquisitions”. In 2005, we introduced new sophisticated solutions complementing recent industry focuses, such as customer loyalty and optimization of purchasing. Recently, we introduced our new next-generation portfolio of enterprise and supply chain applications based on the Retalix InSync platform, which are described below in Item 4.B under “Our Products”.

Principal Capital Expenditures

        We had capital expenditures of $2.6 million in 2006, $3.1 million in 2005 and $1.8 million in 2004. Our capital expenditures consist primarily of the purchase of computers and peripheral equipment. We expect that our capital expenditures will be approximately $4.0 million in 2007. We have financed our capital expenditures with cash generated from operations.

B. Business Overview

Overview

        We are an independent provider of integrated enterprise-wide software solutions to global food and fuel retailers and U.S. grocery and convenience store distributors. Spanning the retail and distribution supply chain from the warehouse to the point of sale, our suite of software solutions integrates the retail information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and warehouses. Our comprehensive integrated solution suite enables food and fuel retailers and foodservice and convenience store distributors to manage their operations more efficiently, reduce infrastructure costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our extensive knowledge and accumulated experience in developing software solutions for the retail and distribution food and fuel industries enables us to provide solutions that are better integrated and more tailored for our target markets than competing solutions. Through acquisitions over the past two years, we further extended the scope of our software suite to incorporate supply chain, execution, warehouse management solutions and enhanced pricing and merchandising solutions for distributors and retailers. With this enhanced suite of software solutions, we now provide retailers and distributors with the ability to manage, track and report the movement of goods throughout the entire scope of their operations, from the order through the initial receipt of goods at the warehouse, and to the final sale at the checkout counter.

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

        We believe that we are unique within the retail and distribution food and fuel software industries. We offer software solutions that can serve the needs of the entire range of food and fuel retailers and U.S. grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at more than 42,000 sites in 51 countries. Our customers include leading supermarket and grocery chains such as A&P, Hy-Vee, Kroger and Publix in the United States, Delhaize, Sainsbury’s and Tesco in Europe, and large convenience stores and major fuel retailers such as Alon Fina, Casey’s and Pilot Oil in the United States and Husky Oil in Canada. Our annual worldwide sales have grown from $36.1 million in 2000 to $203.8 million in 2006.

        In December 2006, we merged our wholly-owned subsidiaries, Bass Inc., OMI International Inc., Retalix SCM, Inc. and Retalix TCI, LLC into our wholly-owned subsidiary Retalix USA Inc.

        In March 2006, we acquired additional 45% of StoreNext USA and increased our holdings in this entity to 95%. In February 2006, we acquired substantially all of the assets of Base Products, Inc., d/b/a C&L Retail Solutions, which provides a suite of hardware and software products and services for the food and consumer goods retailers. We believe that these acquisitions strengthen our position, customer base, flexibility and exposure in the sector of smaller and independent retailers in the United States.

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

        Also in April 2005, we acquired TCI Solutions, a software provider for retailers in the area of store and headquarters management and operations. TCI Solutions’ software facilitates management of price policies, competitive price policies, direct store delivery, or DSD, and receiving, ordering and inventory for hundreds of retailers located mainly in North America. TCI Solutions’ software also controls the connection between the store operation software and the point of sale, or POS, software, downloading price changes, managing shelf stock auditing and more. The acquisition of TCI Solutions strengthened Retalix’s advantages in the store and at headquarters, establishes our presence in hundreds of new grocery retailers of various sizes, and enhances our ability to support third party POS solutions as part of our total solution set.

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

Continue to develop new products and enhance existing products to address a broader set of food and fuel retailers’ and distributors’ needs

        We strive to develop innovative products and solutions that meet the needs of our customers based on our extensive knowledge and accumulated experience in the development of software solutions for the retail food and fuel industries. In order to address a broader set of retailers’ and distributors’ needs, we continue to expand the breadth and depth of our product lines by developing and introducing new products and enhancing the functionality of our existing products. Our continuous technological development represents an important part of our value proposition to our customers, as it provides them with access to advanced solutions that meet their changing needs, as well as with a road map for the development of products designed to meet their anticipated future needs. As part of this strategy, we introduced in 2003 a new “thin client” StoreLine.net application, and announced the first installation of this new POS software solution built on the Microsoft .Net platform. In September 2005, we announced the introduction of Retalix InSync, our new J2EE based platform and solution portfolio for retail, supply chain execution and warehouse management systems. The initial implementations of these new solutions are already taking place.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

        In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging our new “thin client” solutions and our ability to support multiple enterprises from a single data center, we are now able to offer our enterprise level applications, such as product and price management, sales analysis, promotions, loyalty and information services, to Tier 3 and Tier 4 retailers on an ASP basis. We provide these Connected Services through StoreNext in return for a monthly subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. To date, StoreNext USA had signed up about 700 stores and StoreNext Israel has signed up over 900 stores. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

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

Continue broadening market penetration through strategic acquisitions

        Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Over the past few years, we have made a number of strategic acquisitions to expand our product offerings and market position, including the acquisitions of IDS, TCI Solutions, UNIT and OMI International. We continue to evaluate opportunities to acquire complementary businesses and technologies in the retail and distribution information systems market in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Continue to expand into new geographic markets and additional retail and distribution market sectors

        In the past our primary geographic markets were North America, Israel and Europe, particularly the United Kingdom and Scandinavia. In 2004, we announced significant new sales that were viewed as market entries in new markets, such as France and Italy in Europe, and China, Japan and India in Asia and during 2006 we have also strengthened our activities in Eastern Europe. We aim to continue to establish our presence in these new markets, as well as to expand into additional countries in Europe, Asia and Latin America. In addition, we are beginning to expand into other types of retail sectors, such as health and beauty and pharmacy, which have retail characteristics that are similar to the food and fuel retail and distribution market sectors, in an effort to broaden our addressable market.

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

        Supply Chain and Warehouse Management Solutions: Suite of supply chain execution and warehouse management software solutions that provides retailers and distributors with a range of applications designed to help them manage complex, multi-facility warehouses and distribution centers. These applications include warehouse management, automated procurement, merchandising, order management, invoice reconciliation and yard and dock management. Our supply chain execution and warehouse management systems consist of TRICEPS (Transportation, Receiving, Inventory Control and Productivity Systems) Warehouse Management, BICEPS (Buyers Inventory Control Effecting Profits and Services) Purchasing Management, PROMPT Invoice Matching, MDS Yard and Dock Management, ABS (Advanced Billing System) Advanced Billing and Order Management, and DemandAnalytX for optimized demand forecasting and order optimization. We added these solutions to our product suite in January 2004 through our acquisition of OMI International. Our new Retalix InSync Solution Portfolio will consolidate these offerings into a single product portfolio.

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
• Interfaces to many types of POS formats and vendors
• Acquired from TCI

		• Client server, Windows operating system, Database independent • Developed on Delphi	• Tier 1 – Tier 3 supermarkets
Retalix InSync ThinStore	• DSD, Receiving, Shelf Price Audit, Perpetual Inventory	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets

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
• Powerful customizable promotion engine
• Supports a wide variety of loyalty programs, from simple loyalty cards to long term programs

		• Web-based, open architecture • Based on web services and ‘thin client’ architecture • Developed on the Microsoft .Net platform	• Tier 1 & Tier 2 supermarkets • Large chain convenience stores and fuel retailers

Supply Chain and Warehouse Management Solutions (WMS)
TRICEPS Warehouse Management	• Automated warehouse location and task management system • Optimizes distribution of warehouse resources • Provides real time warehouse data to warehouse managers	• Advanced Radio Frequency (RF) and Voice technology	• Tier 1 & Tier 2 supermarkets
BICEPS Purchasing Management	• Automated procurement system • “Just in time” and forward buying procurement • Invoice and purchase order reconciliation • Vendor profiling • Item inventory management		• Tier 1 & Tier 2 supermarkets
PROMPT Invoice Matching	• Automated invoice reconciliation system • Tracks invoices and interfaces with general ledger systems • Provides real time inventory levels • Reduces time necessary to resolve cost discrepancies	• EDI and EFT technology	• Tier 1 & Tier 2 supermarkets

MDS Yard and Dock Management	• Automated yard and dock resource management system • Real time management of yard / dock arrivals and departures	• Advanced RF, EDI and Advanced Ship Notice (ASN) technology	• Tier 1 & Tier 2 supermarkets • Tier 1 & Tier 2 grocery and food service distributors

• Automatically directs arrivals to optimal storage location • Manages trailer usage and reduces bottlenecks
ABS Advanced Billing and Order Management

• Automated billing and pricing system
• Enables billing that reflects pre-determined margin objectives
• Provides custom pricing according to item
• Allows multiple order types and calculation methods

• Tier 1 & Tier 2 supermarkets
DemandAnalytX	• Interprets store-level POS data, forecasts demand • Determines and places optimal replenishment orders • Manages order approval and stock taking in the store using handhelds	• Demand forecasting and replenishment optimization	• Tier 1 – Tier 3 supermarkets • Large and small chain convenience stores • Tier 1 – Tier 3 distributors
Retalix InSync MDM	• Master data management • Data synchronization • Global data synchronization network & general staging	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync Purchasing and Forecasting	• Distribution center purchasing • Load building • Cost management • Deals management • Supplier portal	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync Order Management & Billing	• Store/Customer order management • Allocation, substitutions, forced distributions, etc. • Rate and cost engine, billing engine	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Retalix InSync WMS	• Automated warehouse location and task management system • Optimizes distribution of warehouse resources • Provides real time warehouse data to warehouse managers	• J2EE, Websphere, operating system and database independent	• Tier 1 – Tier 3 supermarkets • Tier 1 – Tier 3 distributors
Distributor Solutions
Retalix Power Enterprise	• ERP solution for food and foodservice distributors • Master data – item, supplier, store, etc. • Ordering, receiving, forecasting, deals and more • Tradeshow management • Simple WMS	• iSeries based ERP system	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix Power WMS	• Automated warehouse location and task management system • Advanced Radio Frequency (RF) & Voice technology	• iSeries based WMS	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets

Retalix Power BUY	• Advanced procurement solution for food and foodservice distributors • Forecasting	• iSeries based	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets

• Ordering, receiving • Load balancing
Retalix CRM-Power NET	• Web order management system • View and act on store orders on the web	• Java based	• Tier 1 & Tier 3 distributors • Tier 2 & Tier 3 supermarkets
Retalix Power CRM - Power PDA Retalix Power CRM – Power Sell	• Handheld applications for delivery • Notebook applications for sales and delivery agents	• Java based • Client Server Delphi	• Tier 1 – Tier 3 distributors • Tier 2 & Tier 3 supermarkets

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

Retalix Self Checkout – customer self-scanning checkout that requires little or no staff assistance and, through integration with the back- office, ensures up-to-date pricing and promotions;

Retalix Self Scan – hand-held, customer-driven, self-scanning system designed for interactive shopping and for alerting customers to specific promotions;

Retalix U-Weigh – easy to use, touch-screen customer-operated device for weighing fruit and vegetables that saves customers time at the checkout and allows retailers to make real-time price adjustments;

Retalix Kiosk – multimedia information and sales kiosk that, through integration with our enterprise solution, provides real-time, in- store information on merchandise, pricing and promotions;

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

Retalix InSync ThinStore

        Retalix InSync ThinStore, a web-based centralized store back office application developed on the InSync Platform, is one of the first ThinStore back office system to be offered in North America to Tier 1 through Tier 3 retailers. It has robust receiving capabilities, based on the Retalix Store functionality.

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

        HQC is an integrated set of modules addressing a convenience store retailer’s supply chain operations, including:

—	Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria and also enables collaboration with suppliers’product and pricing data;

—	Store Sales Audit and Alerts – allows retailers to mine store sales and operation data for exceptions based on business rules and facilitates management by analysis of exceptions;

—	Document Management - assists with invoices, POS, returns and other features;

—	POS Hosting – assists retailers with POS parameters, keyboards, modifiers, price changes, and other features;

—	Sales Analysis – provides retailers with a data warehouse solution that facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

—	Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

—	Promotions – provides retailers with the ability to deliver a wide assortment of promotions that can be configured according to various criteria, such as types of purchase thresholds, duration, reward types and type of POS system. In addition, the Promotions module provides a synchronized, two-way flow of data between the enterprise and the POS that enables promotions to be transmitted and implemented at the store level and their results to be analyzed at the headquarters level.

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

Power CRM Solutions:

        Retalix Power Sell – a PC based software to assist sales agents of foodservice, convenience store and grocery distributors in their work while visiting customers (retail chains, food service locations, etc.);

        Retalix Power Net – a web based ordering portal for retailers ordering from a foodservice, convenience store or grocery distributor; and

        Retalix Power PDA – a handheld solution for distributors

Retalix InSync

        In September 2005, we announced our new state-of-the-art, web-based portfolio of synchronized applications – the only complete suite designed and developed to meet the most demanding requirements of retailers, distributors and operators in the grocery and foodservice industries. Retalix InSync brings together more than 20 years of accumulated industry and software development expertise and experience from us, OMI International, IDS and TCI Solutions. This is the platform on which our existing products will be integrated and on which new products will be developed. The benefits of this portfolio include seamless integration between applications, lower total cost of ownership, or TCO, and customers’ ability to integrate third-party applications on top of Retalix InSync. Retalix InSync unifies our applications onto a single platform, reducing the need for custom integrations.

        Retalix InSync is based on state-of-the-art technology and architecture, including such technical features as:

—	service oriented architecture;

—	web services;

—	Java/J2EE development standard;

—	database independence (DB2, MS-SQL, Oracle);

—	interoperability (Unix, Linux, Windows, iSeries, Mainframes); and

—	application server independence (IBM WebSphere, Jboss).

        The Retalix InSync Solution Portfolio includes the following:

—	Retalix InSync Platform – all of the Retalix InSync Solutions are built on top of a robust set of platform services. The platform is structured in four layers:

š	data layer – consists of a dynamic data model, a thick layer of meta data that actually defines how the services will be configured and executed, a flexible and extendable business entity layer and a robust industry specific integrated catalog;

š	platform services layer – includes a rich set of GUI services, workflow, logs, data synchronization, reporting, rule engine and search and selection features;

š	application services layer – includes perpetual inventory, or PI, rates, costing, retail price generation and demand forecasting; and

š	science layer – includes data (cleansing) logic, demand logic, price elasticity logic, key performance indicators, or KPI, alert tools, and optimization tools.

—	Retalix InSync MDM (Master Data Management) – a module that facilitates maintenance of business entities and catalog data, integration with external data sources, data staging and workflow based data integration processes;

—	Retalix InSync Purchasing – a robust purchasing solution for the retail and distribution markets. Includes demand forecasting, purchase order triggering, generation and review, load building, price brackets and PI;

—	Retalix InSync Forecasting – an advance demand and supply based DC forecasting and forecast modeling tool. Supports turn and promotion forecasting;

—	Retalix InSync WMS – a full-featured warehouse management package that supports the needs of small and large scale food and non-food retail and distribution warehouses. Main modules include receiving, voice and RF, directed put-away, replenishment and picking movements, selection and shipping, X-Docking, radio frequency identification tags, or RFID, labor standards and optimization tools;

—	Retalix InSync Order Management & Billing – a sophisticated product that allows retail and distribution organization to improve the operations of distribution centers by attempting to optimize the handling process of store and customer orders. The product supports product substitutions, short product allocation, and short date product forced distribution, while integrating demand signals and inventory positions;

—	Retalix InSync Invoice Reconciliation – sophisticated 3-way and 2-way (DSD) matching process (matching invoice, order, and receiving documents) that facilitates automation and maximization of fee and revenue collection and minimizes loss of revenue and labor;

—	Retalix InSync ThinStore – a web-based centralized store back-office application that runs at the headquarters as if it were installed at each store, reduces the amount of hardware and software in the store and requires less maintenance. Includes ordering and receiving, inventory management, download and upload functions between the headquarters and store equipment, such as POS and scales;

—	Retalix InSync Analyzer BI – a set of analytic applications that use the advanced Qlik-View business intelligence tool. Each Retalix InSync Analyzer application provides a sophisticated set of integrated online and graphical reports;

—	Retalix InSync Customer Portal – a robust J2EE based customer portal, based on the acquired Power Net (IDS) customer portal. Supports customer order entry and presentation; and

—	Retalix InSync Supplier Portal – a robust J2EE based supplier portal, based on the acquired Power Net (IDS) customer portal. Supports vendor processes such as new items and deals.

ASP and Supplier Solutions

        We provide ASP and supplier solutions through StoreNext USA and StoreNext Israel described in more details below.

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

Customers

        Our software has been deployed worldwide in supermarket and grocery stores, convenience stores, fuel retailers and quick service restaurants. The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2005 and 2006 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

Albertsons (US)	BP (UK)	Farner-Bocken Company (US)
Big Y (US)	Alon Oil (US)	Food Services of America (US)
Costco (US)	Casey's (US)	Sysco (US)
Hannaford Bros. (US)	Irving Oil (US)	Met Cash (Australia)
K-VA-T (US)	Pilot Corporation (US)
Publix (US)	Tesoro (US)
Carrefour (Europe)	Husky Oil (Canada)
Delhaize Group (Europe)	Welcome Break (UK)
Sainsbury's (UK)
Tesco Stores (UK)
A.S. Watson (Europe)
Intermarche (Europe)
Woolworth's (Australia)
Shoprite Checkers (South Africa)

Recent Significant Acquisitions

        In March 2006, we acquired an additional 45% of StoreNext USA and increased our holdings in this entity to 95%. In February 2006, we acquired substantially all of the assets of Base Products, Inc., d/b/a C&L Retail Solutions, which provides a suite of hardware and software products and services for food and consumer goods retailers. We believe that these acquisitions strengthen our position, customer base, flexibility and exposure in the sector of smaller and independent retailers in the United States.

        On April 1, 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The solutions of TCI Solutions enable grocers to automate complex pricing strategies, streamline inventory management processes, and execute consistently across the retail enterprise, from headquarters to the store. TCI Solutions’ flagship offering, TCI Retail, consists of headquarters and in-store applications that provide supermarket operators with the control, automation and execution capabilities necessary to increase revenue, lower costs and improve margins in today’s complex retail environment. The solutions of TCI Solutions enable grocers to accelerate and improve decision-making through enterprise-wide merchandising and store operations solutions.We believe that the acquisition of TCI Solutions will strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products.

        Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged with and into one of our subsidiaries in November 2005, and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash.

        On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares, which were held in escrow, were released to the sellers after certain customer retention milestones were met as of April 1, 2007. 69,481 shares and $942,659 in cash are still being held in escrow pending third party claim that has not yet been resolved. IDS’s solutions enable distributors in the grocery, convenience store and food service markets to achieve increased productivity, improved customer service and operational cost savings. We believe the acquisition of IDS has enabled us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings and in particular those which collaborate between retail and supply organizations, broaden our customer base and expand our suite of products.

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

The StoreNext Initiatives

StoreNext USA

        Established in 2002 with Fujitsu Transaction Solutions, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). This initiative manages the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. Retalix supplies StoreNext USA with POS, back office and mobile solutions software and Fujitsu supplies StoreNext USA with POS hardware. Retalix receives revenues from the sale of its software solutions to StoreNext USA. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2006, we estimate that StoreNext USA had more then 700 stores that have signed up to Connected Services. On March 31, 2006, Retalix increased its ownership of StoreNext USA from 50.01% to 95% for consideration of approximately $4.9 million.

StoreNext Israel

        Established in 1999, StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. In addition, StoreNext Israel has established an e-marketplace across the Israeli retail supply chain by building a subscriber base comprised of both retailers and suppliers. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include over 900 stores and 1,000 suppliers. StoreNext Israel is currently running an online collaboration project with Supersol, the largest supermarket chain in Israel, and several of its key suppliers, including Osem-Nestle, Strauss-Elite, Unilever Israel, Central Bottling Company Ltd. (Coca Cola Israel) and Hogla-Kimberley.

        StoreNext Israel is a business initiative controlled by us. In addition there are three other Israeli shareholders in this initiative: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, Israel’s largest bank; and Coca Cola Israel. As of December 31, 2006, we owned directly and through one of our wholly owned subsidiaries, approximately 51.5% of the issued share capital of StoreNext Israel. In addition, approximately 270,000 ordinary shares of StoreNext Israel, or approximately 7.7% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to our and StoreNext Israel’s employees. An additional 90,000 ordinary shares of StoreNext Israel, or approximately 2.6% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola. An additional 305,973 ordinary shares of StoreNext Israel, or approximately 8.75% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of an option granted to Isracard.

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

Direct Sales

        Our direct sales force, consisting of experienced account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, United Kingdom, South Africa, Italy, France, Australia, Japan and Israel. Our sales force sells our products directly to supermarkets, convenience stores and fuel retailers and distributors within these countries and also relies on trade shows, promotions and referrals to obtain new customers.

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

Dealer Sales

        We have direct distribution agreements for the sale of some of our products with partners in Australia, China, Finland, Greece, Japan, Korea, New Zealand, Norway, the Philippines, South Africa, Switzerland, Russia, Ukraine, the United Kingdom and the United States. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

        We believe that qualified partners can be an effective sales channel for our products in their respective markets and can help us to overcome language and cultural barriers in countries where English is not the native language. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Competition

        Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, Fujitsu, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers. On the enterprise level, our principal competitor in the supermarket and grocery market is SoftTechniques, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA, and from larger ERP software companies such as Oracle (which recently acquired Retek and Profitlogic) and SAP (which recently acquired Triversity). In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems Inc., Pinnacle Systems, Gilbarco, VeriFone Inc. and Wincor-Nixdorf. In the supply chain execution and warehouse management markets, our competition includes Manhattan Associates and Red Prairie. Some competitors, such as NCR, Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

        The market for retail food and fuel information systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

—	breadth of product offerings;

—	integrativity of solutions and solution components;

—	suitability for multi-national, multi-concept retailers;

—	quality track record;

—	established reputation with key customers;

—	products that balance feature/performance requirements with cost effectiveness;

—	scope and responsiveness of professional services and technical support;

—	retail and business know-how and expertise;

—	compatibility with emerging industry standards;

—	ease of upgrading and ease of use; and

—	timeliness of new product introductions.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Portion of ownership interest held (%)	Portion of voting power held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1) (8)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	95	95
C-StoreMatrix.com Inc. (2)	United States	25	25
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (3)	Israel	100	100
StoreAlliance.com Ltd. (4)	Israel	51.5	51.5
StoreNext Ltd. (5)	Israel	51.5	51.5
TradaNet Electronic Commerce Services Ltd. (5)	Israel	51.5	51.5
IREX - Israel Retail Exchange Ltd. (5)	Israel	51.5	51.5
Cell-Time Ltd. (6)	Israel	17.1	33
DemandX Ltd. (5)	Israel	51.5	51.5
Retail College StoreNext Ltd. (7)	Israel	45.1	90
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Net Point Ltd.	Israel	95	95
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Orlan Orion Systems Ltd. (2)	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A.	Italy	100	100
M.P.S. Millennium Pos Solutions S.r.l.	Italy	100	100
Retalix France SARL	France	100	100
Retalix SA PTY Ltd.	South Africa	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.

(2)	Ceased operations.

(3)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd.

(4)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

(5)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.

(6)	33% owned by our subsidiary, StoreAlliance.com Ltd.

(7)	90% owned by our subsidiary, StoreAlliance.com Ltd. Ceased operations in December, 2006.

(8)	In December 2006, some of our previously existing subsidiaries (OMI International Inc., Retalix SCM Inc., BASS Inc. and Retalix TCI LLC) merged into Retalix USA Inc.

D. Property, Plants and Equipment

        Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 7,300 square meters of office space, of which approximately 3,500 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 3,800 square meters are leased from other third parties for shorter terms.

        In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, California, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania, Florida and Texas, as well as in London, England, in Ivrea and Rome in Italy, in Sydney, Australia, in Tokyo, Japan and in Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

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

        During 2006, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we began to derive benefits from our 2005 acquisitions and in particular the IDS acquisition which strengthened and widened our offering in the supply chain and warehouse management areas.

        Highlights since the beginning of 2004 include:

—	In August 2006, we acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd., and increased our holdings in this entity to 100%.

—	In March 2006, we increased our holdings in StoreNext USA to 95%, with the acquisition of additional 45% in StoreNext USA from Fujitsu Transaction Solutions. The consideration we paid for this acquisition was approximately $4.9 million. The purpose of this acquisition was to decrease the StoreNext USA dependency on a single hardware vendor and thus improve its acceptance in the relevant markets.

—	In February 2006, we acquired substantially all of the assets of Base Products, Inc. d/b/a/ C&L Retail Solutions, a provider of a suite of hardware and software products and services for food and consumer goods retailer, for $2.6 million in cash. As part of the acquisition we retained 31of Base Products’ employees. The purpose of this acquisition was to strengthen our customer base and position in the small and independent retail sector in the United States.

—	In April 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, now called Retalix TCI, LLC, a provider of retail store and headquarters solutions, including pricing, promotions, inventory management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. As part of the acquisition, we retained 111 of TCI Solutions’ employees. The purpose of the acquisition of TCI Solutions was to strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products. In November 2005, we completed the acquisition of TCI Solutions as we acquired the remaining outstanding common stock and preferred stock of TCI Solutions in a merger, for an aggregate of approximately $2.6 million in cash.

—	In April 2005, we also acquired through our wholly owned subsidiary Retalix SCM, Inc., substantially all of the assets of IDS, a provider of ERP and distribution solutions for the foodservice, convenience store and grocery industries, for approximately $37.4 million in cash, and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares will be eligible for release to the sellers from escrow only if certain future customer retention milestones are met as of April 1, 2007. As part of the acquisition, we retained 133 of IDS’s employees. The purpose of the acquisition of IDS was to enable us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings, and in particular, those which facilitate coordination between retail and supply organizations, broaden our customer base and expand our suite of products.

—	In August 2004, we acquired UNIT, now called Retalix Italia, a supplier of specialized software and hardware solutions for the food and fuel retail industries in Italy and Europe. As part of the acquisition, we retained 59 of UNIT’s employees.

—	In January 2004, we acquired OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.5 million in cash and ordinary shares, including related transaction expenses. This acquisition was concluded on January 2, 2004. As part of the acquisition, we retained 67 of OMI International’s employees. The purpose of the acquisition of OMI International was to enable us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. As expected, we invested significant resources in developing a next-generation, web-based version of OMI International’s applications and in integrating these applications with ReMA, our web-based enterprise application suite.

—	We announced numerous new customer agreements, including BP, French-based Carrefour and Mousquetaires-Intermarche, Tesco (Retalix Back Office systems for sites across the United Kingdom, Europe and Asia), Alon USA, Zen and Drug-Eleven in Japan, Lotus Supermarkets in China, Rautakirja in Finland and Woolworth’s in Australia. These new customers in Europe, Asia and the Pacific-Rim represent the advancement of our strategy to expand our business to new retail markets around the globe.

—	We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $59 million.

Application of Critical Accounting Policies and Use of Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include our accounts, the accounts of our subsidiaries and the accounts of a variable interest entity of which we are the primary beneficiary.

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

Revenue recognition

        Our revenue recognition policy is critical because our revenue is a key component of our results of operations. we derive our revenues from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which we classify as revenues from product sales. We also derive revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers, all associated with products sold by us and which we classify as revenues from services and projects. See further discussion of sources of revenues below.

        Determining whether and when some of the criteria required to recognize revenue have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For example, for multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver, to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether vendor-specific objective evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

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

        Revenues from sales of product and software license agreements are recognized when all of the criteria in Statement of Position, or SOP, 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. In software arrangements that require significant customization, integration and development, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

        Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidenc, or VSOE of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE of fair value for maintenance is based on a consistent renewal percentage. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

        Revenues from professional services that are not bundled or linked to a software sale accounted for under SOP 97-2 are recognized as services are performed in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

        Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force, or EITF, 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

        In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers.

        In specific cases where resellers have right of return or we are required to repurchase the products or in case we guarantee the resale value of the products, revenues are recognized as the products are delivered by the resellers.

        Revenues from on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

        Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

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

Goodwill and Intangible Assets

        Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

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

        During 2006, as a result of a special impairment analysis done in view of a profit warning we published in October, 2006 and our annual impairment analysis, we determined that no goodwill of any of our past acquisitions was impaired.

        Should future results or economic events cause a change in projected cash flows or other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

Stock based compensation

        Effective January 1, 2006, we adopted FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” a revision of SFAS No. 123, or SFAS 123(R). SFAS 123(R) supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees, or APB No. 25 and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, which provides supplemental implementation guidance on SFAS 123(R). We applied the provisions of SAB 107 in our adoption of SFAS 123(R).

        Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation” or FAS 123, we disclosed pro-forma information on the net income and earnings per share assuming we had accounted for employee stock option grants using the fair value-based method defined in FAS 123. We accounted for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

        We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 include (a) compensation costs for all equity-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the accelerated vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

        In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statement of income for fiscal 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

        Accounting for stock based compensation requires significant subjective judgment. Such judgment is implemented in this context in choosing the appropriate pricing model upon which the fair value of stock based compensation is measured as well as a variety of factors involved in the fair value computation, such as volatility, rate of forfeiture, etc.

        Should economic events or our business or operational characteristics change, or should the habits of our employees change, future determinations as to fair value may significantly change the value attributed to stock based compensation and significantly impact our results of operations.

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

        The functional currency of Retalix Italia and Cell-Time Ltd. or Cell-Time, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with SFAS 52 “Foreign Currency Translation” of the FASB, or SFAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss).” The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with SFAS 52; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

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

Effects of Prior Year Misstatements

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We initially applied the provisions of SAB 108 using the cumulative effect transition method in our annual financial statements for the year ending December 31, 2006 in connection with our accounting treatment for various misstatements the cumulative effect of which on our retained earnings as at December 31, 2005 totaled $1,621,000 (net of an immaterial tax effect).

Sources of Revenue

        We derive our revenues from the licensing of integrated software products, and to some extent also from the sale of complementary computer and other hardware equipment, all which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers, all associated with our software products, which we classify as revenues from services and projects. In addition, we provide business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France, Japan and Australia.

        Our relationships primarily with our large customers, are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

        During 2006, two customers accounted for 5% or more of our revenues. During 2005, one single customer accounted for 5% or more of our revenues. During 2004, none of our customers accounted for 5% or more of our revenues.

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

Services and Projects

        Revenues from services consist of:

—	Maintenance – consists primarily of technical support and use of help-desk services, dealing primarily with difficulties or failures occurring from erroneous use of software products bugs, etc. In some cases the maintenance includes unspecified upgrades, which are mainly bug fixes. We provide maintenance services primarily based on annual arrangements or, alternatively, through dedicated-team arrangements based on professional personnel fully dedicated to the customer and directed by him primarily in the context of performance of change requests and for relatively long periods of time. In some cases, we provide maintenance services on a per-call basis.

—	Development/Enhancement services in the form of short-term projects – primarily fixed price or hourly/daily fee arrangements for the enhancement of our products to accommodate the request of a specific customer. Such short-term tasks take up to twelve weeks to complete. Examples to this type of revenue could be the development of a new report, a simple type of a promotion or a simple interface to an external system based on the needs specified by the customer. These projects are small in volume and in most cases take only days to complete. Such services can also be provided in the context of dedicated-team arrangements, where specified amounts of personnel are dedicated to customers, charged to the customer and paid for, on the basis of daily rates.

—	Development/Enhancement services in the form of long-term projects – consists of relatively significant customizations which are of a longer-term in nature. Such tasks are most commonly performed for existing customers who request relatively complicated enhancements such as complicated promotion programs or complicated customizations required due to new fiscal regulations. Such services can also be provided in the context of dedicated-team arrangements.

—	On-line information services, messaging and application services– including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues have not been significant during 2006 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

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

Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services and projects. Furthermore, since our adoption of SFAS No. 142, and SFAS No. 141 “Business Combinations”, or SFAS No. 141, in their entirety, as of January 1, 2002, intangible assets created through purchase price allocations such as customer base and technology are amortized to cost of revenues over their expected periods of life. In addition, generally we are obligated to pay the Israeli government royalties at a rate of 3% to 5% on revenues from specific products resulting from grants, up to a total of 150% of the grants received. These royalties are presented as part of our cost of revenues.

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

Operating Expenses

        Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2006, the implementation of SFAS 123(R) resulted in compensation expenses of $3.9 million before taxes.

Research and Development Expenses, Net consist primarily of salaries, related benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.

Selling and Marketing Expenses consist primarily of salaries, related benfits, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel. Selling and marketing expenses have increased significantly over the last few years as we have increased our efforts to strengthen our marketing channels, particularly through direct sales.

General and Administrative Expenses consist primarily of salaries, related benefits, professional fees, bad debt allowances and other administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and new joint ventures. However, as a result of certain fixed costs associated with growth, general and administrative expenses as a percentage of sales have decreased.

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

Gain Arising from Issuance of Shares by a Subsidiary and an Associated Company

        In March 2003, we established Cell-Time, through our subsidiary StoreNext Israel, together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time. According to the agreement between the parties, Dai has committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies. As of December 31, 2005, Dai has fulfilled its above commitment. As a result of Dai’s investments, we recorded in 2005 and 2004, gains of $83,000 and $200,000, respectively, representing StoreNext Israel’s portion in Cell-Time, which is shown as a gain arising from issuance of shares by an associated company.

Share in Losses of an Associated Company

        Share in losses of an associated company represents our share in the losses of Cell-Time. Store Next Israel, our subsidiary, holds 33.3% of Cell-Time’s shares.

Minority Interests in Losses (Gains) of Subsidiaries

        Minority interests in losses (gains) of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses or gains of our subsidiaries, principally StoreNext USA and StoreNext Israel.

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2004	2005	2006

Revenues:
Product sales	63.0%	48.9%	35.9%
Services and projects	37.0	51.1	64.1

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	18.9%	16.8%	18.0%
Cost of services and projects	15.4	18.4	21.9

Total cost of revenues	34.3%	35.2%	39.9%

Gross profit	65.7%	64.8%	60.1%
Operating expenses:
Research and development expenses, net	27.7%	23.1%	29.6%
Selling and marketing expenses	20.1	17.8	16.4
General and administrative expenses	13.0	12.3	13.5
Other general expenses, net

Total operating expenses	60.8%	54.0%	59.5%

Income from operations	4.9	10.8	0.6
Financial income, net		0.1
Gain arising from issuance of shares by a subsidiary and an associated company	0.2

Income before taxes on income	5.1%	10.9%	0.6%
Taxes on income	(1.3)	(3.2)	0.2
Share in losses of an associated company	(0.1)
Minority interests in losses (gains) of subsidiaries	0.2	0.1	(0.2)

Net income	3.9%	7.8%	0.6%

Comparison of 2004, 2005 and 2006

Revenues

	Year ended December 31,						% Change	% Change
	2004	2005	2006	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(U.S. $ in millions)			% of total revenues

Product sales	$77.5	$91.7	$73.2	63%	49%	36%	19%	(20)%
Services and projects	45.5	95.7	130.5	37%	51%	64%	110%	36%

Total revenues	$123.0	$187.4	$203.7				52%	9%

        During 2006, our revenue increase resulted primarily from an increase in sales to US customers in both the grocery and convenience store sectors, where revenues increased from $98 million in 2005 to $120 million in 2006, an increase of approximately 22%. In addition, during 2006, our revenues from services and projects increased as a percentage of total revenues to 64% compared to 51% in 2005 and 37% in 2004, primarily due to the significant portion of such revenues derived from some large international and US customers as well as in IDS, the activities of which we acquired in April 2005. In 2006, our revenues from licenses decreased in comparison to 2005, which caused the decrease in product sales in 2006, in spite of an increase in sales of hardware.

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

Cost of Revenues

	Year ended December 31,						% Change	% Change
	2004	2005	2006	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$23.2	$31.5	$36.7	30%	34%	50%	36%	16%
Cost of services and projects	18.9	34.5	44.6	42%	36%	34%	82%	29%

Total cost of revenues	$42.1	$66.0	$81.3				57%	23%

        The increase in cost of product sales as a percentage of product sales in 2006 was primarily due to the increase in the weight of hardware sales in product sales and the decrease in sales of licenses which is the cause of the decrease in product sales in 2006 in comparison to 2005.The increase in cost of product sales as a percentage of product sales in 2005 was primarily attributable to the amortization of intangibles associated with acquisitions. In 2004, this increase resulted primarily from an increase in hardware associated sales attributable to our StoreNext USA initiative. In July 2002, we began to consolidate the results of StoreNext USA into our financial statements. Although historically we generated revenues primarily from the sale of software and related services, StoreNext USA also generates revenues from the sale of third party point-of-sale hardware, which generally has a higher associated cost of revenues and lower gross margins. We expect our gross margins for future periods to be lower than our historical gross margins as a result of both the consolidation of the StoreNext USA results and our acquisition of IDS and OMI International, which generate a larger portion of revenues from services, with a lower associated gross margin.

Operating Expenses

	Year ended December 31,						% Change	% Change
	2004	2005	2006	2004	2005	2006	2005 vs. 2004	2006 vs. 2005
	(U.S. $ in millions)			% of revenues

Research and development, net	$34.1	$44.7	$60.4	28%	24%	30%	31%	35%
Selling and marketing	24.8	33.4	33.5	20%	18%	17%	35%	0%
General and administrative	15.9	23.1	27.4	13%	12%	13%	45%	19%

Total operating expenses	$74.8	$101.2	$121.3	61%	54%	60%	35%	20%

Research and Development Expenses, Net. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. The significant growth in research and development expenses reflects our considerable investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our recently acquired supply chain and warehouse management systems into our synchronized suite of products. Approximately 15% or $2.2 million of the increase in these expenses in 2006, compared to 2005, is attributable to the expense effect of stock-based compensation and our adoption of SFAS 123(R) as of January 1, 2006, discussed above under “Application of Critical Accounting Policies and Use of Estimates”. Although we believe that in 2004, 2005 and in 2006 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves.

Selling and Marketing Expenses. During 2004 and 2005, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area, in maintaining and strengthening relationships with new customers added to our customer base as part of our recent acquisitions and in establishing a presence in new markets in Europe and Asia. During 2006, we continued to focus in these areas, but we did not significantly widen our marketing staff or efforts. However, approximately $0.5 million of expenses in 2006 were attributable to SFAS 123(R). We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we expand our operations.

General and Administrative Expenses.  In 2006, our general and administrative expenses were consistent as percentage of sales in comparison to 2005 and 2004, despite approximately $0.4 million of expenses in 2006 attributable to SFAS 123(R).

Financial Income (Expenses), Net

        Financial income, net, totaled $79,000 in 2006, compared to $202,000 in 2005 and $85,000 in 2004. During 2005 we enjoyed higher average financial reserves which contributed to higher interest income compared to 2006, in spite of higher non-dollar currency losses and higher costs related to sales of receivables in 2005. In 2004, significantly lower interest rates and thus yields on our financial reserves were the main contributor to lower interest income, compared to 2005, in spite of significantly lower costs related to sales of receivables in 2004.

Corporate Tax Rate

        The general corporate tax rate in Israel is 31% for the 2006 tax year, and is scheduled to be reduced to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Our effective consolidated tax rate, however, was minus 48% (plus 30% excluding the effect of a release of a valuation allowance attributable to an acquisition, in one of our subsidiaries) in 2006, 29% in 2005 and 25% in 2004. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our investment programs that were granted the status of approved enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investment programs. We expect to continue to derive a portion of our income from our approved enterprise investment programs as well as benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise programs are scheduled to expire by 2012. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

        Part of the income of the Company’s income has been tax exempt in recent years due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements attached herein to this annual report.

        The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2006, been distributed as dividends is approximately $3,950,000.

        Out of our retained earnings as of December 31, 2006, approximately $15,800,000, are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $3,950,000 would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax- exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the Privileged Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, “the Investment Center”. The amendment does not apply to investment programs Approved prior to December 31, 2004.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

Minority Interests in (Gains) Losses of Subsidiaries these amounts consisted in 2006 primarily of the minority interests in the gains of StoreNext Israel. These gains are attributable to a release of a valuation allowance attributable to an acquisition performed a few years ago by StoreNext Israel. In 2005 and 2004, the minority interest had shared losses primarily attributable to StoreNext Israel and StoreNext USA.

B. Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $55.2million, $55.7 million and $91.4 million, as of December 31, 2006, 2005 and 2004, respectively. Our total cash and cash equivalents, short-term bank deposits and short- and long-term marketable securities, net of short-term bank credit amounted to approximately $56.2 million as of December 31, 2006, compared to $64.7 million as of December 31, 2005, and $104.3 million as of December 31, 2004. The relatively high financial resources during 2004, is primarily a result of approximately $58.9 million of proceeds we received from a public offering of 3,450,000 of our ordinary shares, which we completed in May 2004. During 2005 and 2006, our financial resources decreased primarily due to approximately $54.1 million and $8.4 million respectively, of cash used to finance the acquisition of new subsidiaries and activities as well as additional investments in subsidiaries and in spite of a positive cash flow of $12.5 million and $3.1 million respectively, provided by operating activities.

        Net cash provided by operating activities was $3.0 million in 2006 and $12.5 million in 2005 and $6.2 million in 2004, primarily the result of net income of $1.3 million, $14.6 million and $4.8 million, respectively.

        Net cash used in investing activities in 2006, 2005 and 2004 of approximately $6.9 million, $47.7 million and $28.5 million, respectively, was primarily attributable to cash spent on acquisitions of subsidiaries which amounted to approximately $8.4 million in 2006, $54.1 million in 2005 and $16.3 million in 2004, in addition to the net investment in debt securities of $10.0 million in 2004.

        Our capital expenditures (consisting of the purchase of fixed assets) were $2.6 million, $3.1 million and $1.8 million in 2006, 2005 and 2004, respectively, mostly attributable to purchasing of computer and peripheral equipment including software systems and licenses.

        Net cash provided by financing activities in 2006 amounted to approximately $3.3 million, primarily attributable to proceeds from issuance of share capital to employees resulting from exercise of options. Net cash used in financing activities in 2005 amounted to $0.3 million, primarily from repayment of bank loans and decrease in short term bank credit offset by cash provided by issuance of share capital to employees resulting from exercise of options. Net cash provided by financing activities in 2004 amounted to approximately $67.4 million, primarily attributable to our public equity offering completed in May 2004, which yielded approximately $58.9 million in proceeds. An additional factor was the issuance of ordinary shares upon the exercise of options by employees, the proceeds from which amounted to $10.1 million.

Public Offering in May 2004

        We completed a public offering of 3,450,000 of our ordinary shares at a price to the public of $18.00 per share in May 2004. The proceeds of the offering, net of underwriting discount and other related expenses, amounted to approximately $58.9 million. A portion of these proceeds was used by us in the acquisitions of TCI Solutions and IDS and for general business purposes. The balance of these proceeds has been invested in short-term bank deposits and investment-grade, interest-bearing securities.

Bank Debt

        As of December 31, 2006, we had an outstanding bank loan in the principal amount of $1.2 million. This loan is in EURO and accrues interest at the rate of 2.0% per year and matures through July 2011.

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

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

        Most of our sales are denominated in U.S. dollars or are dollar linked. However, some portions of our expenses, primarily expenses associated with employee compensation, are denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours that consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees, are linked to some extent to the rate of inflation in Israel. An increase in the rate of inflation in Israel that is not offset by a devaluation of the NIS relative to the U.S. dollar can cause the dollar amount of our expenses to increase.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Evaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	4.4
2006	(0.1)	(8.2)	8.1

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

C. Research and Development, Patents and Licenses, Etc.

Research and Development

        We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. In particular, we intend to continue to invest significant resources in developing new next-generation products for use in our enterprise solution As of December 31, 2006, our research and development staff consisted of 669 employees, of whom 401 were located in Israel and the remaining 268 were located primarily in the United States.

Proprietary Rights

        We have no patents or patent applications pending. Our success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures but may include the General Public License. This license and others like it pose a potential risk to products that are integrated with these technologies. See further discussion under “Risk Factors”.

Grants from the Office of the Chief Scientist

        From time to time we receive grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. The amount of grants of the OCS recognized in our statement of operations for the year ended December 31, 2006 was approximately $586,000. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

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

        The Israeli government is in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment proposes to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and proposes, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment proposes to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, some of the manufacturing volume may be performed outside of Israel, subject to notification to the Chief Scientist in the case of the transfer of up to 10% of a grant recipient’s total manufacturing volume outside of Israel, or subject to the approval of the Chief Scientist in the case of the transfer of more than 10% of a grant recipient’s total manufacturing volume outside of Israel. In case of an approval of the Chief Scientist for the transfer of manufacturing outside of Israel, the grant recipient is required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

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

        Competition in the market for software solutions supporting the operations of retailers and manufacturers is also increasing, which is resulting in significant pressure on prices and subsequent lower gross margins. During the last three years there have also been some significant acquisition transactions within the industry in which large corporations which have not been directly involved in the industry have acquired competitors of ours.

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31, 2006:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$1.1	$0.2	$0.5	$0.4	$-
Operating Lease Obligations (with regard to offices and facilities and vehicles)	15.6	7.0	7.3	1.0	0.3
Severance pay	4.6	0.1	0.3	0.5	3.7

Total	21.3	7.3	8.1	1.9	4.0

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2006 included elsewhere in this annual report, and in particular, Note 8 thereto.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of June 21, 2007.

Name	Age	Position

Barry Shaked	50	President, Chief Executive Officer and Chairman of the Board

Danny Moshaioff	60	Executive Vice President, Chief Financial Officer

Avinoam Bloch	50	Executive Vice President, Chief Operations Officer-International and Israeli Business

Yoni Stutzen	55	Executive Vice President, International Sales

Reuben Halevi	49	Executive Vice President, Product Development, Chief Operating Officer - US Operations

Saul Simon	54	Executive Vice President, Business Development and CRM Products

David Bresler	51	External Director

Louis Berman	50	External Director

Sigal Hoffman	50	Director

Brian Cooper	51	Director

Ian O'Reilly	58	Director

Amnon Lipkin-Shahak	63	Director

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

        Reuben Halevi has served as our Chief Operating Officer for US operations since August, 2006, in addition to his role of Executive Vice President, Product Development in which he has served since June 2005. Previously, Mr. Halevi has served as a Vice President for Development since January 2005. From January to December 2004, Mr. Halevi served as a senior manager in our development group. During 2000 to 2003, Mr. Halevi served as a senior IT consultant for Supersol, the largest grocery chain in Israel. Mr. Halevi received a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology in 1983.

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

        David Bresler has served as an external director since June 2006. Since April 2006, Mr. Bresler has served as Chairman and Chief Executive Officer of the Happening chain. From 2002 to 2004, Mr. Bresler served as Chief Executive Officer of Golf & Co. From 1999 to 2002, Mr Bresler served as Chief Executive Officer of Tango Ltd. From 1997 to 1998, he served as Chief Executive Officer of Finish IL Ltd. From 1991 to1996, he served as Chief Executive Officer of Shilav Ltd., and from 1985 to 1991 as Chief Financial Officer of Shilav Ltd. Mr. Bresler served as an officer in the Israeli Defense Forces, and received a B.A. in Economics and Management from the Hebrew University in 1982.

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

        Amnon Lipkin-Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the chairman of the board in the TAHAL Group, and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines, Visual Defence and Nilit and as the Chairman of the Executive Committee of the Peres Center for Peace. Mr. Lipkin-Shahak is also a former director of Granit Hacarmel and NILIT and a former chairman of the Bountiful Israel Council. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During most of this period, Mr. Lipkin-Shahak served as a cabinet minister in charge of transport (between July 2000 and March 2001) and in charge of tourism (between July 1999 and July 2000). In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

B. Compensation

        The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2006, was approximately $1.8 million. This amount includes pension, retirement and similar benefits in the aggregate amount of $125,000. This does not include stock based compensation effects under SFAS 123(R), amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

        Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

        Our external directors receive annual compensation of approximately $9,500 each and in addition $350 per board meeting or per board committee meeting in which they participate, and $210 per such meeting by telephone in which they participate.

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

        As compensation for his services to us, Mr. Shaked is entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. This options are vested at the grant date, but are blocked, in thirds for one year, two years and three years. According to this arrangement, in January of 2005, January 2006 and January 2007, Mr. Shaked was granted options to purchase a total of up to 176,556, 194,090 and 196,135 of our ordinary shares, respectively, at exercise prices of $21.86, $24.46 and $16.29 per share, respectively. The options have a term of four years from the date of grant.

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

        Our employment agreements with most of our employees located in Israel, including executive officers and those that are also members of our board of directors, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension–5.0% of gross salary; severance pay–8.33% of gross salary; disability insurance–up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund–7.5% of gross salary. The total amount we expensed in 2006 under these arrangements for all executive officers as a group was approximately $125,000.

        During 2006, all our directors and executive officers as a group were granted options to purchase an aggregate of 414,090 shares under our stock option plans. The exercise prices of these options range from $15.55 to $24.46 and their expiration dates range from December 31, 2009 to August 1, 2010. Of these options, 64,697 became exercisable on January 1, 2007, 73,334 will become exercisable on August 1, 2007, 64,696 will become exercisable on January 1, 2008, 73,333 will become exercisable on August 1, 2008, 64,697 will become exercisable on January 1, 2009 and 73,333 will become exercisable on August 1, 2009.

C. Board Practices

        According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our articles of association provide for a board of directors of not less than three and not more than ten directors. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who, subject to the provisions of the Companies Law, hold office for one or two three-year terms. In addition, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled by a vote of a simple majority of the directors then in office. A director elected thereby may serve on the board of directors until the next annual general meeting. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

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

        Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Brian Cooper and David Bresler have such expertise.

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

Alternate Directors

        Our articles of association provide that any director may appoint, by written notice to the Company, an alternative director for himself, provided that such person meets the qualifications of a director under the Companies Law. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board may be appointed as an alternate member of any committee of our board, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals as external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, or the person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

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

        The initial term of an external director is three years and such director may be reappointed for one additional three-year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. Each committee of a company’s board of directors that is authorized to carry out a power of the board of directors is required to include at least one external director. Our external directors are David Bresler and Louis Berman.

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

Investment Committee

        On February 11, 2004, our board of directors established an investment committee. The investment committee is authorized to determine policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are Sigal Hoffman and Brian Cooper.

Internal Auditor

        Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. The internal auditor may not be dismissed without the approval of the board of directors after it has received the position of the audit committee and after the internal auditor has been given a reasonable opportunity to be heard by the board of directors and the audit committee. Our internal auditor is Pahn Kanne Management and Control Ltd. (Grant Thornton).

D. Employees

        Set forth are tables presenting breakdowns of the total amount our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2004	2005	2006

Research and Development	424	598	669
Operations	306	482	554
Marketing	119	170	187
Finance and Administration	71	93	119

Total	920	1,343	1,530

	As of December 31,
Geographical Location	2004	2005	2006

United States	383	617	600
Israel	443	616	783
Europe	89	93	116
Rest of The World	5	17	31

Total	920	1,343	1,530

        We believe that we have been able to attract talented engineering and other technical personnel. None of our employees is represented by a labor union and we have not experienced a work stoppage. We believe that our relationship with our employees is good and that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

        Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment.

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 18% of wages of which the employee contributes approximately 12% and the employer contributes approximately 6%.

        We contribute amounts on behalf of most of our employees to funds known as Managers’ Insurance and/or pension funds. Each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E. Share Ownership

        Mr. Barry Shaked, our President, Chief Executive Officer and Chairman of our board of directors, holds, as of May 31, 2007, 997,572 of our ordinary shares, which equals approximately 5.0% of our issued share capital.

        Mr. Brian Cooper, a director and our former Vice President, holds, as of May 31, 2007, 774,635 of our ordinary shares, which equals approximately 3.9% of our issued share capital.

        No other director or executive officer beneficially owns 1% or more of our issued share capital.

        All other directors and executive officers hold as of May 31, 2007, a total of 19,662 of our ordinary shares, which equals approximately 0.1% of our issued share capital.

        In addition, as of May 31, 2007, Mr. Shaked held options to purchase a total of up to 696,548 of our ordinary shares granted to him on January 1, 2004, January 1, 2005, January 1, 2006 and January 1, 2007 pursuant to a shareholders resolution dated May 28, 1998, authorizing the grant to him, on January 1 of each year, of options to purchase one percent of our issued capital. The exercise price for each share according to this resolution is the Nasdaq closing price on December 31 of the year ending just before the date of grant. These options have a term of four years from the date of grant and are exercisable as follows: 33% – starting one year following the date of grant; 33% – starting two years following the date of grant; and 34% – starting three years following the date of grant.

        The above options held by Mr. Shaked were granted on the following principal terms:

Amount of Shares for which the Options are Exercisable	Exercise Price in U.S. dollars	Expiration Date

129,767	23.19	January 1, 2008
176,557	21.86	January 1, 2009
194,090	24.46	January 1, 2010
196,135	16.29	January 1, 2011

        As of May 31, 2007, other directors and executive officers held options to purchase a total of up to 680,500 of our ordinary shares under our Second 1998 Share Option Plan and the 2004 Israeli Share Option Plan (which are described below), as follows:

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

        Options to purchase 105,000 of our ordinary shares at an exercise price of $18.56 per share. Options to purchase 90,000 shares of these options are fully vested, and the remaining amount will vest in December 31, 2007. The expiration date of these options is June 30, 2008.

        Options to purchase 66,000 of our ordinary shares at an exercise price of $23.02 per share. Options to purchase 36,667 shares of these options are fully vested, and the remaining amount will vest in two equal portions on December 31, 2007 and December 31, 2008. The expiration date of these options is June 30, 2009.

        Options to purchase 220,000 of our ordinary shares at an exercise price of $15.55 per share. These options will vest in three equal portions on August 1, 2007, August 1, 2008 and August 1, 2009. The expiration date of these options is August 1, 2010.

Our Share Option Plans

Second 1998 Share Option Plan

        Our Second 1998 Share Option Plan, or Second 1998 Plan provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner, the Second 1998 Plan will terminate automatically in May 2012. As of May 31, 2007, options to purchase 6,002,975 ordinary shares have been granted under the Second 1998 Plan, out of which options to purchase 1,214,627 (excluding options already exercised or expired) ordinary shares were outstanding, and 61,388 ordinary shares remained available for future grants. These figures include options to purchase 412,500 ordinary shares granted (net of forfeited options) under our Second 1998 Plan in August 2006, at an exercise price of $18.55 of which one-third will vest on August 1, 2007, one-third will vest on August 1, 2008, and the remaining one-third shall vest on August 1, 2009. These options will expire on August 1, 2010. As of May 31, 2007, 3,219,477 options granted under our Second 1998 Plan have been exercised.

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

2004 Israeli Share Option Plan

        Our 2004 Israeli Share Option Plan provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance. As of May 31, 2007, options to purchase 1,414,000 ordinary shares were granted under the 2004 Israeli Share Option Plan. 600,000 options were granted at an exercise price of $18.56, of which one-third vested on December 31, 2004, two-ninths vested on December 31, 2005, two-ninths vested on December 31, 2006, and the remaining two-ninths will vest on December 31, 2007. These options will expire on June 30, 2008. In addition, options to purchase 164,000 shares were granted at an exercise price of $23.02, of which one-third vested on December 31, 2005 two ninths vested on December 31, 2006 and the remaining four ninths will vest in two equal portions on December 31, 2007 and December 31, 2008. These options will expire on June 30, 2009. These figures include also options to purchase 585,000 ordinary shares granted (net of forfeited options) under our 2004 Israeli Share Option Plan in August 2006, at an exercise price of $15.55 of which one-third will vest on August 1, 2007, one-third will vest on August 1, 2008, and the remaining one-third shall vest on August 1, 2009. These options will expire on August 1, 2010. The options granted under our 2004 Israeli Share Option Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” we are not entitled to recognize a deduction for tax purposes on the gain recognized by the employee upon sale of the shares underlying the options. As of May 31, 2007, 41,167 options granted under our 2004 Israeli Share Option Plan have been exercised, 113,339 options were forfeited and 699,339 options remained outstanding.

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

Stock Option Plan of Subsidiaries

        On December 4, 2000, the board of directors of one of our subsidiaries, StoreAlliance.com Ltd., approved an employee stock option plan. Pursuant to this subsidiary plan, as of May 31, 2007, 233,922 ordinary shares, or approximately 6.6% of the issued and outstanding share capital of the subsidiary as of such date, are reserved for issuance upon the exercise of options granted to some of our and the subsidiary’s employees. The options vest as follows: 33.33% after the first year after their grant, another 33.33% after the second year and another 33.33% after the third year, but only during the period the employee is employed either by us or by the subsidiary. In addition, the options are not exercisable prior to the earliest of the following events: (1) the consummation of a public offering of the subsidiary’s securities, (2) a merger or acquisition of the subsidiary, or (3) the lapse of seven years from the date of grant. Any vested options not exercised within the later of 90 days of (a) the end of the optionee’s status as our or the subsidiary’s employee, or (b) the first to occur of such exerciseability events, will expire. The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of the grant date thereof will expire. Some of the options under this subsidiary plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance (as in effect prior to January 1, 2003). Among other things, the Section 102 to the Income Tax Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

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

        As of May 31, 2007, options to purchase 262,255 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at exercise prices ranging from NIS0.01 per share to $5.55 per share. The rest of the above options were forfeited.

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

        On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. Through December 31, 2006, 14,000 of these options were forfeited. In addition, on July 31, 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. All of these StoreNext USA options will fully vest seven years from grant or upon an initial public offering or change of control or, in the option committee’s discretion, accelerated vesting in the event of a merger, a sale or a disposition. In addition, these options will vest upon an initial public offering of the majority interest of StoreNext USA. The options will terminate and expire ten years from grant.

        Although Nasdaq rules generally require shareholders’ approval of our equity compensation plans and material amendments thereto, Israeli practice is to have such plans and amendments approved only by the board of directors.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major Shareholders

        The following table sets forth, as of May 31, 2007, certain information known to us with respect to beneficial ownership of our ordinary shares by (1) each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares and (2) all of our executive officers and directors as a group. As of May 31, 2007, 19,885,845 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Prisma Investment House Ltd. (3)	1,577,483	7.9%
Wasatch Advisors Inc. (4)	1,833,820	9.2%
Barry Shaked (5)	1,309,740	6.5%
All directors and executive officers as a group (6)	2,488,537	12.5%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on May 31, 2007, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on information provided to us by Prisma Investment House Ltd. pursuant to Israeli law with respect to their aggregate holdings. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(4)	This information is based solely on Schedule 13G/A filed with the SEC by Wasatch Advisors Inc. on February 15, 2007 and relates to their holdings of our shares as of December 31, 2006. This is the most updated information available to us in regard to their holdings of our shares.

(5)	Includes options to purchase up to 312,168 shares, held by Mr. Shaked, directly or indirectly, that are exercisable on May 31, 2007 or within 60 days thereafter.

(6)	Includes options to purchase 696,668 shares that are exercisable currently or within 60 days after May 31, 2007 at exercise prices that range from $8.75 to $24.46.

        As of April 30, 2007, 7,639,771 of our ordinary shares were held in the United States, by 16 record holders with mailing addresses in the United States, owning an aggregate of approximately 38% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

        None.

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

        See Item 18.

Legal Proceedings

Retail Control Systems Inc.

        Prior to our acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

        The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. We believe RCS has meritorious defenses against this claim and that they will not have any material effect on our financial position and/or profitability. No provision was recorded in regard to this claim as of December 31, 2006.

StoreNext USA

        In March, 2005, a former dealer in the U.S. (Sierra Nevada Cash Register), filed in the Third Judicial District Court of Salt Lake County, Utah, a complaint against StoreNext USA, seeking actual and subsequent damages in excess of $300,000 for breach of the distributorship agreement and unfair competition. Recently, the court allowed Sierra Nevada leave to file an amended complaint in which it was allowed to assert a claim under a certain act which, if ultimately proven, could treble the compensatory damages. In addition, the Company filed a counter claim against Sierra Nevada for unpaid receivables for product in the amount of $119,000. Some depositions and written discovery have taken place but the case in ongoing. We believe that this action will not result in any material expense and therefore no provision (other than a full provision against the outstanding debt) was recorded by us in regard to this claim as of December 31, 2006.

IDS

        In June 2006, a fairly large customer in the U.S, filed in the District Court of Madison County, Nebraska, a complaint against us and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and we filed a motion to dismiss the complaint on various grounds. In September 2006, the customer opposed to these motions. In October 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on our motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February 2007, our subsidiary, Retalix USA Inc., filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customer’s failure to pay for products delivered and services rendered as well as other misconducts. In February 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts. We, together with our legal advisors are in the process of addressing the Counterclaim and Demand for Arbitration. As of December 31, 2006, the balance of debt of this customer for services supplied by the Company amounted to approximately $$500,000, net of a provision for doubtful debts of $400,000.

Retalix USA

        In March 2007, a customer in the U.S, filed in the District Court of El Paso County, Texas, a complaint against Retalix USA Inc., seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. We and our legal counsels are in the process of reviewing this complaint. No provision was recorded in regard to this claim as of December 31, 2006.

Retalix Italia

        In August 2005, an Italian competitor of Retalix Italia approached us and Retalix Italia claiming that the acquisition of M.P.S. Millennium Pos Solution S.r.l. (“MPS”) by Retalix Italia in July 2005 formed an act of unfair competition. No further action has been taken by the above party, in connection with its above allegation to date. In addition, in April 2006, the above competitor exercised arbitration proceedings in order to enforce its claims of co-ownership to a certain product of MPS, as well as indemnity for certain damages allegedly suffered by him within this context. In May 2006, MPS requested the arbitral court to reject all claims filed by the above party. In May 2007, the parties to this dispute signed a settlement agreement according to which all previous agreements in connection with the relationship between the parties are cancelled and MPS and the distributor are the sole owners of the product, may further develop and sell the product – each at its own discretion, and such action by either will not create any obligation towards the other party. In addition, and regardless of any further sales of the product by either party, the distributor is to pay MPS use fees totaling approximately $53,000, in installments, during the period of June 2007 to June 2010. The agreement also stipulates that MPS is to provide the distributor training for a consideration totaling approximately $40,000 as well as support services to continue until the end of January 2008, for a consideration totaling approximately $66,000.

Tamar

        In September 2006, a former employee of one of our Israeli subsidiaries – Tamar, who was employed by said subsidiary prior to its acquisition by us, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total approximately $350,000. This claim is handled by our insurers. We believe that our exposure due to this claim and any retention that it may be required to pay in connection with it is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2006.

Other Claims and Disputes

        We and our subsidiaries are also parties to several other claims filed against us totaling approximately $180,000. In addition, we and our subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $1.2 million, have not materialized to court claims and some of them are in mediation process. We have recorded as of December 31, 2006 a provision of approximately $320,000 which we estimate as sufficient to cover any expenses arising from the above claims and disputes.

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

ITEM 9 – THE OFFER AND LISTING

A. Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq Global Select Market (formerly known as the Nasdaq National Market) under the symbol “RTLX” since July 1998. Our ordinary shares have also been quoted on the Tel Aviv Stock Exchange since November 1994.

        The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares, as reported on the Nasdaq Global Select Market.

	High	Low

2002	$17.00	$8.72

2003	23.19	8.75

2004	24.74	16.45

2005	26.99	20.17

2006	27.07	16.02

2005:

First Quarter	$25.89	$20.72

Second Quarter	24.27	20.17

Third Quarter	25.10	21.54

Fourth Quarter	26.99	23.30

2006:

First Quarter	$26.65	$23.54

Second Quarter	27.07	21.03

Third Quarter	22.17	16.50

Fourth Quarter	19.34	16.02

2007:

First Quarter	$21.83	$17.00

Most recent six months:

December 2006	$17.13	$16.02

January 2007	19.34	17.00

February 2007	21.83	17.79

March 2007	20.24	18.99

April 2007	22.45	19.00

May 2007	23.30	20.65

June 2007, through June 20, 2007	20.75	19.68

On June 20, 2007, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $19.68 per share.

        The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High	Low

2002	NIS 77.20	NIS 41.11

2003	101.40	43.25

2004	110.00	73.79

2005	122.40	90.95

2006	123.40	65.39

2005:

First Quarter	NIS 112.90	NIS 94.88

Second Quarter	116.10	90.95

Third Quarter	113.20	97.24

Fourth Quarter	122.40	107.60

2006:

First Quarter	NIS 122.40	NIS 109.00

Second Quarter	123.40	95.69

Third Quarter	99.18	73.18

Fourth Quarter	82.08	65.39

2007:

First Quarter	NIS 90.12	NIS 69.13

Most recent six months:

December 2006	NIS 72.36	NIS 68.27

January 2007	81.99	69.13

February 2007	90.12	75.12

March 2007	85.08	78.85

April 2007	91.58	79.77

May 2007	93.75	82.58

June 2007, through June 21, 2007	84.53	81.67

On June 21, 2007, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 82.58 per share.

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

        We are authorized to issue 30,000,000 ordinary shares par value NIS 1.0 per share, of which 19,885,845 ordinary shares were outstanding as of May 31, 2007.

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

        In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital or voting rights.

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

        Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged in November 2005, with and into one of our subsidiaries and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash. After the merger was completed, we changed TCI Solutions’ name to Retalix TCI, LLC. On December 2006, Retalix TCI, LLC merged into Retalix USA Inc.

IDS Acquisition

        On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash, assumption of certain of IDS’s liabilities and 497,364 of our ordinary shares. Of the shares representing the aggregate consideration, 207,236 shares were eligible for release from escrow only if certain were to be met as of April 1, 2007. These milestones were met and accordingly these shares were eventually released in April, 2007. On December 2006, IDS’s successor, Retalix SCM Inc., merged into Retalix USA Inc.

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

U.S. Taxation

        Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares. A U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) or partnership (other than a partnership that is not treated as a U. S. person under any applicable Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (5) a trust that has a valid election in effect to be treated as a U.S. person.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal income tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. holder.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and U.S./Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services; (4) a U.S. holder that is subject to the alternative minimum tax; (5) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction; (6) a tax-exempt entity; (7) real estate investments; (8) a U.S. holder that expatriates out of the United States; and (9) a person having a functional currency other then U.S. dollar.

        This discussion does not address the U.S. federal income tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws.

        Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

        Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading ” – Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service, or IRS, has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion below under “Israeli Taxation – Taxation of Non-Residents on Receipt of Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. Due to the nature of our operations, we do not believe we are a PFIC; see the discussions below at ” – Passive Foreign Investment Companies” concerning our status as a PFIC. If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. holder satisfying holding period and other requirements described below. A U.S. Holder will not be entitled to the preferential rate: (a) if the U.S. Holder has not held the ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code Section 163(d)(4) will not be eligible for the preferential rate of taxation.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 30 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such U.S. Holders itemize their deductions.

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

        As noted above, under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

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

        A U.S. holder of PFIC shares which are publicly traded can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

        We believe that we were not a PFIC for 2006 and do not anticipate being a PFIC in 2007. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. and, in the case of a resident of a country which has an income tax treaty with the U.S., such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; or (2) in the case of a disposition of an ordinary share, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

        We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations – Retalix USA Inc., RCS, and 95% of a U.S. limited liability company – StoreNext USA. StoreNext USA is treated as a partnership for U.S. federal tax purposes. As such, 95% of StoreNext USA’s results are included in the Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. U.S. federal income taxes are imposed on the taxable income of the U.S. consolidated group at progressive income tax rates ranging from 15% to 35%. The corporation is subject to the same U.S. federal income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis.

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

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 31% of the taxable income for the 2006 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows:, 29% for 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, (“the Investments Law”), as in effect prior to 2005, provided that upon application to the Investment Center of the Israeli Ministry of Industry (“the Investment Center”), Trade and Labor, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See the discussion below regarding an amendment to the Investments Law that came into effect in 2005.

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

        The benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received with interest and adjustments for inflation based on the Israeli consumer price index.

        A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five years). We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to our current Approved Enterprises are scheduled to expire through 2012.

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

Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the Benefited Enterprise routes do not require pre-approval by the Investment Center. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the date on which it is obligated to file its tax return for such year or within 12 months of the end of that year, the earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. The amendment does not apply to investment programs approved prior to December 31, 2004.

        Pursuant to the amendment, a company with a Benefited Enterprise is entitled to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, according to one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive to 2003.

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

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such individual is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), in which case the tax rate will be 25%. Israeli resident companies are subject to tax on capital gains derived from the sale of shares at the regular corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Dividends Applicable to Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the rate –of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%.

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

        As of December 31, 2006, we had the following open foreign currency forward contracts all of up to six months in term and maturing between January to February 2007:

Sell	Buy
In millions	In millions	Transaction date	Forward date

Pounds Sterling 1.0	$1.9	October 2006	January 2007

Pounds Sterling 1.9	$3.7	November 2006	February 2007

New Israeli Shekels 24.3	$5.7	November 2006	February 2007

New Israeli Shekels 6.3	$1.5	December 2006	February 2007

Euros 0.6	$0.8	October 2006	January 2007

Australian Dollars 0.8	$ 1	November 2006	February 2007

        The fair value of these outstanding contracts as of December 31, 2006 reflects a liability in the amount of $336,000, which was charged to financial expenses.

        Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

        The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2006.

(In thousands, except percentages)

		Maturity			Total book value	Total fair value
		2007	2008-9	2010-11

Corporate securities held to maturity bearing fixed interest rate (1)	Book value	$1,754	$866	$370	$2,990	$2,956
	WAYM *	5.11%	4.47%	5.08%	4.92%
Marketable Securities (1)	Book value	$2,801			$2,801	$2,801
	WAY**	6%			6%	6
Dollar linked money market funds and deposits (2)	Book value	$40,473			$40,473	$40,473
	WAIR***	3.12%			3.12%	3.12
New Israeli Shekels linked Deposits (2)	Book value	$3,258			$3,258	$3,258
	WAIR***	2.81%			2.81%	2.81
British Pounds Sterling linked Deposits (2)	Book value	$7,874			$7,874	$7,874
	WAIR***	3.38%			3.38%	3.38
Euro linked deposits (2)	Book value	$3,297			$3,297	$3,297
	WAIR***	0.16%			0.16%	0.16
Australian Dollars Linked deposits (2)	Book value	$284			$284	$284
	WAIR***	4.32%			4.32%	4.32

Total	Book value	$59,741	$866	$370	$60,977	$60,943
	WAY****	3.17%	4.47%	5.08%	3.2%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2006
***	Weighted average interest rate
****	Weighted average yield
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

        The following table sets forth our non-dollar assets and liabilities as of December 31, 2006:

(in thousands)

Currency	Israeli Currency	Other non-dollar currency

Assets	$14,990	$6,722

Liabilities	$21,014	$126

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

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

PART III

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

        As of December 31, 2006, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2006, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s annual report on internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a- 15(f)~ of the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

        Pursuant to temporary rules of the Securities and Exchange Commission that permit us to only provide management’s report on internal control over financial reporting, this Annual Report on Form 20-F does not include an audit report by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting and such firm has not attested to management’s report on our internal control over financial reporting above.

Changes in internal control over financial reporting

        As of the end of the period covered by our previous annual report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this prior evaluation, our principal executive officer and principal financial officer became aware of several revisions to our internal control over financial reporting that were required to our previously announced quarterly and annual financial statements for 2005. These revisions reflected changes in timing of the recognition of revenues, accounting treatment for open contracts of acquired entities and activities, reallocations among Retalix’s classes of revenues and other expense issues.

        Based upon the these revisions, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2005 because at that time we did not have effective controls designed and in place to ensure that these items were accounted for and reported in accordance with generally accepted accounting principles. In order to address the failure to have effective controls designed and in place as described above, we implemented stricter internal control over financial reporting to insure more detailed reporting in advance to management and review by management of transactions with lower minimums of volume. We also recruited additional qualified accounting personnel and improved our documentation of procedures, policies and controls as well as their actual implementation. In addition, we are using more relevantly experienced external evaluation firms in connection with accounting due diligence processes and purchase price allocations in order to insure that key accounting issues are addressed.

        There is no assurance that the disclosure controls and procedures or the new internal control over financial reporting will operate effectively under all circumstances. Nevertheless, our chief executive officer and our chief financial officer believe that with the implementation of these corrective actions, the controls and procedures were effective as of December 31, 2006, so as to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rule and forms.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our principal independent registered public accounting firm since October, 2006. Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young, has served as our independent registered public accounting firm from April, 2005 until October, 2006. Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, served as our principal independent registered public accounting firm from 1997 until April 2005. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2005 and 2006:

	Year Ended December 31, (U.S. $ in thousands)
	2005	2006

Audit Fees	1,108	1,709
Audit Related Fees	119	67
Tax Fees	24	150

Total	1,251	1,926

        “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent registered public accounting firm provides, such as statutory audits including audits required by the Office of the Chief Scientist and other Israeli government institutes, consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, due diligence related to acquisitions and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

        Our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves on a specific basis non-audit services in the categories of Audit-Related Services and Tax Services and other services that may be performed by our independent registered public accounting firm, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

        With respect to each pre-approved service actually requested to be provided, an executive officer is required to notify the audit committee in writing and state whether, in the executive officer’s view, the provision of such service by the outside auditor would impair its independence. The audit committee has the ultimate authority to determine which services to pre-approve.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

1. Reports of Independent Registered Public Accounting Firm
2. Consolidated Balance Sheets
3. Consolidated Statements of Income
4. Statements of Changes in Shareholders’ Equity
5. Consolidated Statements of Cash Flows
6. Notes to Consolidated Financial Statements
7. Reports of Independent Auditors of Certain Associated Companies

(b)	Exhibits

Exhibit No.	Exhibit

*1.1	Memorandum of Association of Registrant, as amended.
*1.2	Articles of Association of Registrant, as amended.
**4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff.
**4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited.
***4.3	Second 1998 Share Option Plan.
****4.4	2004 Israeli Share Option Plan.
*****4.5	Stock Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., TCI Solutions, Inc., certain selling shareholders of TCI Solutions, Inc., and Retalix Holdings Inc.
******4.6	Agreement and Plan of Merger, dated as of April 1, 2005, by and among Retalix Ltd., Retalix Holdings Inc., RTLX LLC, Survivor RTLX LLC and TCI Solutions, Inc.
*****4.7	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc.
8	Principal Subsidiaries of Retalix Ltd.
12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.
15.2	Consents of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
15.3	Consent of Mayer Hoffman McCann P.C.

*	Previously filed as an exhibit to Retalix’s report on Form 6-K filed on November 2, 2005, and incorporated herein by reference.

**	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999, and incorporated herein by reference.

***	Previously filed as an exhibit to Retalix’s Registration Statement on Form F-1, dated July 10, 1998, and incorporated herein by reference.

****	Previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2003, and incorporated herein by reference.

*****	Previously filed as exhibit 2.1 to Retalix’s registration statement on Form F-3 filed on June 2, 2005, and incorporated herein by reference.

******	Previously filed as exhibit 99.2 to Retalix’s registration statement on Form F-3/A filed on September 30, 2005, and incorporated herein by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 21, 2007	RETALIX LTD. By: /s/ Barry Shaked ———————————————————————— Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

Date: June 21, 2007	By: /s/ Danny Moshaioff ———————————————————————— Danny Moshaioff, Chief Financial Officer

RETALIX LTD.
2006 ANNUAL REPORT ON FORM 20-F

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
RETALIX LTD.

We have audited the consolidated balance sheet of Retalix Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2006 and 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

For the year ended December 31, 2004, we did not audit the financial statements of certain consolidated subsidiaries whose revenues constitute approximately 65.2% of total consolidated revenues for the year ended December 31, 2004. We did not audit the financial statements of an associated Company, in which the company’s share in its losses approximate $ 137,000 for the year ended December 31, 2004. The financial statements of the above subsidiaries and associated company were audited by other independent registered public accounting firms, whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those subsidiaries and associated company, is based solely on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2006 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1q to the consolidated financial statements, as of January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 1u to the consolidated financial statements, on January 1, 2006, the Company initially applied the provisions of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, and recorded a cumulative effect adjustment to the retained earnings as of that date.

/s/ Kesselman & Kesselman
A member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
June 21, 2007

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 11)
Cash and cash equivalents	55,186	55,692
Marketable securities (notes 8c; 12b)	4,554	10,919
Accounts receivable (note 12a)
Trade	48,469	38,836
Other	5,524	4,502
Inventories	1,154	1,787
Deferred income taxes (note 10g)	5,930	8,098

T o t a l current assets	120,817	119,834

NON-CURRENT ASSETS (note 11)
Marketable debt securities (note 12b)	1,237	2,056
Deferred income taxes (note 10g)	4,035	2,064
Long-term receivables (note 12c)	3,395	2,617
Amounts funded in respect of employee rights upon retirement (note 7)	6,759	5,402
Other	747	751

T o t a l non - current assets	16,173	12,890

PROPERTY, PLANT AND EQUIPMENT, net (note 3)	11,180	12,311

GOODWILL (note 4)	107,506	101,209

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 4)

Customer relationship	17,721	17,497

Other	5,777	7,915

	23,498	25,412

T o t a l assets	279,174	271,656

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2005
	U.S. $ in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 11):
Short-term bank credit	4,742	3,981
Current maturities of long-term bank loans (note 5)	224	248
Accounts payable and accruals:
Trade	11,535	11,701
Employees and employee institutions	7,179	5,820
Liabilities in respect of executory contracts (note 6)	-	259
Accrued expenses	7,288	6,301
Other	7,443	7,744
Deferred revenues	13,747	15,564

T o t a l current liabilities	52,158	51,618

LONG-TERM LIABILITIES (note 11):
Long-term loans, net of current maturities (note 5)	1,058	1,059
Employee rights upon retirement (note 7)	11,392	9,250
Deferred tax liability (note 10g)	1,016	2,852
Deferred revenues	206	619

T o t a l long-term liabilities	13,672	13,780

T o t a l liabilities	65,830	65,398

COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (note 8)
MINORITY INTERESTS	2,293	1,841

SHAREHOLDERS' EQUITY (note 9):
Share capital - Ordinary shares of NIS 1.00 par value (authorized: December 31, 2006 and
December 31, 2005 - 30,000,000 shares; issued and outstanding: December 31, 2006 - 19,613,454
shares; December 31, 2005 - 19,409,003 shares)	5,178	5,132
Additional paid in capital	156,583	150,042
Retained earnings	49,188	49,531
Accumulated other comprehensive income (loss)	102	(288)

T o t a l shareholders' equity	211,051	204,417

T o t a l liabilities and shareholders' equity	279,174	271,656

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands (except share and per share data)

REVENUES: (note 14a)
Product sales	73,195	91,692	77,494
Services and projects	130,549	95,679	45,460

T o t a l revenues	203,744	187,371	122,954

COST OF REVENUES:
Cost of product sales	36,690	31,521	23,246
Cost of services and projects	44,562	34,465	18,890

T o t a l cost of revenues	81,252	65,986	42,136

GROSS PROFIT	122,492	121,385	80,818

OPERATING EXPENSES:
Research and development - net	60,375	44,683	34,096
Selling and marketing	33,495	33,382	24,798
General and administrative (note 15a)	27,426	23,131	15,944
Other general (income) expenses - net (note 15c)	22	-	(15)

T o t a l operating expenses	121,318	101,196	74,823

INCOME FROM OPERATIONS	1,174	20,189	5,995
FINANCIAL INCOME, net (note 15b)	79	202	85
GAIN ARISING FROM ISSUANCE OF SHARES BY AN ASSOCIATED COMPANY	-	83	200

INCOME BEFORE TAXES ON INCOME	1,253	20,474	6,280
TAXES ON INCOME (note 10)	(507)	5,912	1,553

INCOME AFTER TAXES ON INCOME	1,760	14,562	4,727
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(57)	(130)	(137)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES	(425)	189	247

NET INCOME	1,278	14,621	4,837

EARNINGS PER SHARE - in U.S. $ (note 15d):
Basic	0.07	0.78	0.31

Diluted	0.06	0.74	0.29

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE -
in thousands (note 15d):
Basic	19,491	18,710	15,746

Diluted	20,127	19,659	16,552

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Total
		U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2004	12,977	3,704	41,864	30,073	5	75,646
CHANGES DURING 2004:
Net income				4,837		4,837
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					262	262

Comprehensive income						5,099

Stock based compensation expenses			217			217
Issuance of share capital in
respect of acquisition of a
subsidiary	254	57	5,942			5,999
Issuance of share capital to
employees and non-employee
resulting from exercise of options	896	204	10,149			10,353
Issuance of share capital in a
public offering net of $3,243,000
share issuance expenses	3,450	752	58,105			58,857

BALANCE AT DECEMBER 31, 2004	17,577	4,717	116,277	34,910	267	156,171
CHANGES DURING 2005:
Net income				14,621		14,621
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					(555)	(555)

Comprehensive income						14,066

Stock based compensation expenses			167			167
Issuance of share capital in
respect of acquisition of a
subsidiary, net of issuance
expenses	1,006	230	23,633			23,863
Issuance of share capital to
employees and non-employee
resulting from exercise of options	826	185	9,965			10,150

BALANCE AT DECEMBER 31, 2005	19,409	5,132	150,042	49,531	(288)	204,417
Effect of SAB 108 adjustments
(note 1u)				(1,621)		(1,621)

	19,409	5,132	150,042	47,910	(288)	202,796
CHANGES DURING 2006:
Net income				1,278		1,278
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					390	390

Comprehensive income						1,668
Stock based compensation expenses			3,891			3,891
Issuance of share capital to
employees and non-employee
resulting from exercise of options	204	46	2,650			2,696

BALANCE AT DECEMBER 31, 2006	19,613	5,178	156,583	49,188	102	211,051

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,278	14,621	4,837
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in gains (losses) of subsidiaries	425	(189)	(247)
Depreciation and amortization	8,362	6,422	2,552
Gain arising from issuance of shares by an associated company	-	(83)	(200)
Share in losses of an associated company	57	130	137
Stock based compensation expenses	3,891	167	299
Changes in accrued liability for employee rights upon retirement	2,102	989	1,085
Losses (gains) on amounts funded in respect of employee rights upon
retirement	(580)	155	(166)
Deferred income taxes - net	(2,699)	(1,498)	(980)
Net decrease (increase) in marketable securities	3,025	(2,969)	(1,903)
Amortization of discount on marketable debt securities	56	92	66
Other	(32)	(565)	116
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(10,588)	(5,212)	1,538
Other	(889)	(926)	(734)
Increase (decrease) in accounts payable and accruals:
Trade	(730)	(300)	(94)
Employees, employee institutions and other	933	2,149	(49)
Decrease (increase) in inventories	1,022	(1,045)	388
Increase (decrease) in deferred revenues (including the non-current
portion)	(2,616)	558	(445)

Net cash provided by operating activities - forward	3,017	12,496	6,200

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	3,017	12,496	6,200

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	6,212	12,111	10,801
Investment in marketable debt securities held to maturity	(2,066)	(1,876)	(20,784)
Acquisition of subsidiaries consolidated for the first time (a)	(2,653)	(50,312)	(13,781)
Additional investments in subsidiaries	(5,754)	(3,764)	(2,504)
Refund in respect of cost of investment	651	-	-
Purchase of property, plant, equipment and other assets	(2,567)	(3,069)	(1,826)
Proceeds from sale of property, plant and equipment	35	25	63
Amounts funded in respect of employee rights upon retirement, net	(777)	(905)	(644)
Long-term loans granted to employees	(4)	(54)	(28)
Collection of long-term loans from employees	-	168	155

Net cash used in investing activities	(6,923)	(47,676)	(28,548)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering, net of $3,243,000 share
issuance costs	-	-	58,857
Repayment of long-term bank loans	(117)	(4,698)	(3,467)
Issuance of share capital to employees resulting from exercise of options	2,696	10,150	10,135
Short-term bank credit - net	760	(5,809)	1,887
Minority investment in a subsidiary	-	34	34

Net cash provided by (used in) financing activities	3,339	(323)	67,446

EFFECT OF EXCHANGE RATE CHANGES ON CASH	61	(218)	222

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(506)	(35,721)	45,320
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,692	91,413	46,093

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	55,186	55,692	91,413

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

		Year ended December 31
		2006	2005	2004
		U.S. $ in thousands

(a)	Supplementary disclosure of cash flow information -
	Fair value of assets acquired and liabilities assumed of subsidiaries and
	activities acquired at the date of acquisition:
	Working capital (excluding cash and cash equivalents)	302	(1,441)	(2,716)
	Deferred revenues	-	10,677	1,822
	Deferred income taxes	-	(396)	(728)
	Property plant and equipment, net	(54)	(1,867)	(699)
	Amounts funded in respect of employee rights upon retirement	-	-	(9)
	Accrued liability for employee rights upon retirement	-	-	1,711
	Long-term loan	-	-	1,469
	Short- term bank credit	-	2,230	-
	Minority interests in subsidiary	-	-	141
	Goodwill and other intangible assets arising on acquisition	(2,901)	(84,211)	(21,013)
	Issuance of the Company's share capital	-	23,863	5,410
	Increase in account payable- other	-	833	831

		(2,653)	(50,312)	(13,781)

(b)	Supplementary disclosure of cash flow information – cash paid during the period for:

Interest	1,508	1,895	861

Income tax	4,605	4,236	1,818

(c)     Supplemental information on investing activities not involving cash flows:

1)	On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 6,882,000.

2)	On April 1, 2005, the Company acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions Inc. (“TCI”), in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 16,980,000.

3)	During 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $5,410,000.

4)	In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd. These activities were acquired in consideration for cash, as well as the issuance of share capital of the Company in the total amount of approximately $ 590,000.

The accompanying notes are an integral part of the consolidated financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations:

a)	Retalix Ltd. (“the Company”), an Israeli corporation whose shares are listed on the Nasdaq Global Select Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (“the Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations as well as suppliers and manufacturers in the food industry.

b)	As to the Group’s geographical segments and principal customers, see note 14.

c)	Subsidiary – over which the Company has control and over 50% of the ownership.

d)	Associated company – an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence.

2)	Accounting principles and use of estimates in the preparation of financial statements:

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

The currency of the primary economic environment in which the operations of the Group and almost each member of the Group (except for one subsidiary and the associated company) are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues and also most of the Group’s expenses incur in dollars or in Israeli currency linked to the dollar. The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of one subsidiary and of the associated company is their local currency (Euro and “New Israeli Shekel”, respectively) (“NIS”). The financial statements of the said subsidiary are included in the consolidation based on translation into dollars in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 52 “Foreign Currency Translation” (“FAS 52”):

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under accumulated other comprehensive income.

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with FAS 52- the resulting translation adjustments are presented under shareholders’ equity- accumulated other comprehensive income.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries and the accounts of a variable interest entity of which the Company is the primary beneficiary.

2)	Intercompany balances and transactions have been eliminated in consolidation.

3)	As for goodwill and other intangible assets arising on business combinations, see below.

c.	Cash equivalents

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

Investments in certain marketable bonds are classified as held to maturity because the Company has the intent and ability to hold such bonds to maturity and are stated at amortized cost with the addition of computed interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium discount for debt securities are carried to financial income or expenses.

Investments in other bonds and marketable securities that are classified as “trading securities” are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

Sales of securities classified as trading securities are accounted for on specific cost basis.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Investment in an associated company

This investment is accounted for by the equity method and included among other non-current assets.

f.	Inventories

Inventories include hardware products that are included in finished goods and are valued at the lower of cost or market. Cost is determined on a “first-in, first-out” basis.

g.	Property, plant and equipment:

1)	These assets are stated at cost; assets of acquired subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20-33
Vehicles	15
Office furniture and equipment	6-25 (mainly 6)
Building	4
Land leasing rights	3

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements. Land lease rights are amortized by the straight line method over the term of the lease.

h.	Goodwill and other intangible assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment.

Other intangible assets are amortized over a period of one to fifteen years.

FASB Statement No. 142, “Goodwill and Other Intangible Assets” requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur.

i.	Impairment in value of long-lived assets

The Group applies FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 requires that long-lived assets (including definite live intangible assets), which are to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Income taxes:

1)	The Company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See note 10g for additional information regarding the composition of the deferred taxes.

2)	Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also notes 9c and 10g), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)	The Group may incur an additional tax liability in the event of an inter-company dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

k.	Revenue recognition

The Group derives its revenues from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which it classifies as revenues from product sales. The Group also derives revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers as well as on-line application, information and messaging services, mostly associated with products sold by the Group and which it classifies as revenues from services and projects.

Revenues from sales of products and software license agreements are recognized when all of the criteria in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable. In software arrangements that require significant customization, integration and development, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Where software license arrangements involve multiple elements (mostly software licenses, maintenance and other professional services), the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. The Company’s VSOE of fair value for maintenance is based on a consistent renewal percentage. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

Revenues from professional services that are not bundled or linked to a software sale are accounted for under SOP 97-2 are recognized as services are performed.

Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers in accordance with the provisions of Statement of FASB Statement No. 48 – “Revenue Recognition When Right of Return Exists”.

In specific cases where resellers have right of return or the Company is required to repurchase the products or in case the Company guarantees the resale value of the products, revenues are recognized as the products are delivered by the resellers.

Revenues from on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

Deferred revenue includes advances and payments received from customers, for which revenue has not yet been recognized as well as obligations related to the provision of maintenance services.

l.	Research and development

Research and development expenses are charged to expenses as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred. Development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with the principles set forth in FASB Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process technological feasibility is established upon completion of a working model i.e. only when all planning, designing, coding and testing have been completed according to design specifications. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Issuance of shares by investee companies

Capital gains arising from the issuance of shares by investee companies to third parties are reflected in the statement of income on a current basis.

n.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined on the basis of rates applied to customer balances in accordance with aging and on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Group considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc.

o.	Earnings per share (“EPS”)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with FASB Statement No. 128, “Earnings Per Share” (“FAS 128”). The options of certain subsidiaries (see note 9b(2)) have no effect on the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

p.	Other comprehensive income

Other comprehensive income, presented in shareholders’ equity, represents currency translation adjustments of non-dollar currency financial statements of a subsidiary and of an associated company (accumulated balance at December 31, 2006, 2005 and 2004, is $102,000, ($288,000) and $267,000, respectively).

q.	Stock based compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” a revision of FASB Statement No. 123 (“SFAS 123(R)”). SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Prior to January 1, 2006, The Group accounted for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Group disclosed proforma information on the net income and earning per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in SFAS 123.

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 include (a) compensation costs for all equity-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 adjusted for estimated forfeitures, see below, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123(R). The Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The Company selected the Black-Scholes option pricing model as the appropriate fair value method for its stock-options awards based on the market value of the underlying shares at the date of grant. The Company recognizes compensation costs using the multiple option award approach that results in an accelerated recognition of compensation costs in comparison to the straight line method.

The Company uses historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company’s consolidated statement of income for fiscal 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires future forfeitures to be estimated at grant date and at each balance sheet date thereafter. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred. As a result of the adoption of SFAS 123(R), starting 2006, the Company recorded the compensation cost based on an expected forfeiture rate.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service periods and recognized over the vesting period using the accelerated method.

The total compensation costs recognized in the year ended December 31, 2006 income statement for stock-based employee compensation awards were $2,923,000, net of the tax effect of $45,000.

The total compensation costs recognized in the year ended December 31, 2006 income statement for stock-based non employee compensation awards were $516,000, net of the tax effect of $237,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The implementation of SFAS 123(R) did not have any impact on cash flows from operations during the year ended December 31, 2006.

As discussed above, prior to fiscal 2006, the Group followed the disclosure-only provisions of SFAS 123. The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of SFAS 123 to its stock-based employee compensation in the years ended December 31, 2005 and 2004, before the adoption of SFAS 123(R):

	Year ended December 31
	2005	2004
	U.S. $ in thousands, except per share data

Net income, as reported	14,621	4,837
Deduct - the stock based employee compensation effect determined under the
fair value method for all awards *	(3,832)	(4,597)

Pro forma net income	10,789	240

Earnings per share:
Basic - as reported	0.78	0.31

Basic - pro forma	0.58	0.02

Diluted - as reported	0.74	0.29

Diluted - pro forma	0.55	0.01

*	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. See note 9b for weighted average assumptions:

r.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $2,095,000, $2,716,872 and $1,368,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

s.	Derivative financial instruments

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). These contracts do not qualify for hedge accounting under U.S. GAAP. As a result, changes in the fair value of derivatives are reflected, as incurred, in the statements of income and included in “financial expenses – net”.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Sale of receivables

The Group factors some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable qualify as a sales transaction under the provisions of FASB Statement No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). The resulting costs are charged to financial expenses – net, as incurred. The balance of factored receivables amounted approximately $35,900,000 and $33,000,000 as of December 31, 2006 and December 31, 2005, respectively. The expenses resulting from these sales in the years ended December 31, 2006, 2005 and 2004 amounted to $1,482,000, $1,836,000 and $658,000, respectively, and are included in financial expenses.

u.	Adoption of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”(“SAB 108”):

In September 2006, the SEC staff issued SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain”method. The roll-over method focuses primarily on the impact of a misstatement on the income statement–including the reversing effect of prior year misstatements–but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Group used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Group elected to record the effects of applying SAB 108 using the cumulative effect transition method.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108:

	Period in which the misstatement originated
		Year ended December 31,
	Accumulative prior to January 1, 2004	2004	2005	Adjustment recorded as of January 1, 2006
	U.S $ in thousands
	Decrease / (increase) in retained earnings

Accrued employee medical benefits (1)	469	101	451	1,021
Deferred taxes (2)	(86)	(31)	(135)	(252)
Current tax expenses (3)			171	171
Accrued expenses (4)			(65)	(65)
Undemanded credit balance and various unsupported balances (5)			31	31
Allowance for doubtful accounts (6)			327	327
Revenues from products services and projects (7)	143	212	(103)	252
Liabilities in connection with employee rights (8)		(46)	(199)	(245)
Accumulated amortization of land lease rights (9)	230	46	46	322
Amortization of other intangible assets (10)			82	82
Tax effect of the above adjustments	(57)	(3)	37	(23)

Impact on net income	699	279	643

Retained earnings (11)				1,621

These errors have previously been considered immaterial.

(1)	Prior to these financial statements, the Group accounted for costs related to its U.S. employee medical benefits on an as incurred basis. All paid claims, net of stop-loss reimbursements were recorded as expenses in the current period. However, no liability for future claims, incurred but not reported (“IBNR”), was presented on the balance sheet.

(2)	Represents incorrect recognition of a deferred tax asset valuation allowance applicable to carryforward tax losses, and non employee share based compensation expenses.

(3)	Incorrect computation of the annual tax provision.

(4)	Represents incorrect accrual of administrative expenses.

(5)	Represents a cancellation of an old undemanded credit balance and a cancellation of certain unsupported balances in some of the Company’s U.S. subsidiaries.

(6)	Represents insufficient recognition of allowance for doubtful accounts.

(7)	Represents incorrect recognition of certain revenues from products, services and projects.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

(8)	Represents incorrect accrual of liabilities in connection with employee rights (bonuses and severance pay).

(9)	The Group did not amortize its land lease rights in real-estate in Ra’anana Israel. These lease rights expire in July 2032.

(10)	Represents incorrect amortization of other intangible assets attributable to acquisitions.

(11)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.

v.	Newly issued accounting pronouncements:

1)	In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, (January 1, 2008, for the Company). and interim periods within those fiscal years.

The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

2)	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” An Interpretation of SFAS No. 109,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006 (January 1, 2007, for the company).

Effective January 1, 2007, the Company adopted FIN 48. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. The adoption of FIN 48 resulted in the recording of an increase of the tax liabilities totaling $1,900,000 (including interest in the amount of $250,000 – unaudited) associated with uncertain tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of the retained earnings balance as of January 1, 2007.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007. The Company is currently assessing the impact of EITF 06-01 on its financial position and results of operations.

4)	In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company’s current policy is to recognize revenues net of VAT. The Company expects that upon the adoption of EITF 06-03 its policy will remain the same.

5)	In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” which will become effective in 2008. SFAS No. 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.

The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

6)	In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“FAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the Company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement is not expected to have a material effect on the company’s financial statements.

w.	Reclassification

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

a.	In February 2006, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and liabilities of Base Products, Inc., a provider of a suite of hardware and software products and services for food and consumer goods retailers, for $2,653,000 in cash. The identified intangible assets acquired amounted to approximately $1,287,000 and included mainly customer relationships of approximately $1,277,000 to be amortized over an estimated useful life of 15 years – see also note 2l and 4b. Goodwill arising on the acquisition amounted to approximately $1,614,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will strengthen and significantly widen its customer relationship in the independent food and consumer goods retail industry and thus improve its position in its target markets. Accordingly, the acquisition resulted in a significant allocation to goodwill.

b.	In March 2006, the Company through its subsidiary Retalix Holdings Inc., acquired an additional 45% of the equity of StoreNext Retail Technology LLC (“StoreNext USA”) and increased its holdings in StoreNext USA to 95%. The consideration the Company paid for this acquisition was approximately $4,875,000 in cash. The identified intangible assets acquired amounted to approximately $1,553,000 and included mainly customer relationships of approximately $833,000 to be amortized over an estimated useful life of 15 years – see also note 4b. Goodwill arising on the acquisition amounted to approximately $3,323,000. The Company expects that this acquisition will strengthen StoreNext USA and widen its access to hardware sources and thus increase its customer relationship and improve its position in its target markets. Accordingly, the acquisition resulted in a significant allocation to goodwill.

c.	In August 2006, the Company acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd., or PRS. This acquisition increased the Company’s holdings in PRS to 100%. The consideration the Company paid for this acquisition was approximately $730,000 in cash. Goodwill arising on the acquisition amounted to approximately $288,000.

d.	On April 1, 2005, the Company, through its subsidiary Retalix Holdings Inc., acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions Inc. (“TCI”), a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry in consideration of $32,600,000, comprised of $15,603,000 in cash, including direct costs consisting mostly of legal, consulting and registration fees, and 715,730 of the Company’s Ordinary shares valued at approximately $16,980,000. The identified intangible assets acquired amounted to approximately $9,596,000 and included mainly acquired technology of approximately $2,810,000 and customer relationship of approximately $6,506,000 to be amortized over their estimated useful lives (4 to 15 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $29,413,000. The Company expects that this acquisition will strengthen and widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Synergies may also be realized through the use of some common corporate overhead resources. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

Also in April, 2005, the Company through its subsidiary Retalix Holdings Inc., executed an agreement and plan of merger with TCI, pursuant to which in November 2005, TCI merged with and into one of the Company’s subsidiaries and all the additional outstanding common stock andPreferred stock of TCI (other than shares held by the Company and shares as to which appraisal rights had been properly perfected under Delaware law), were acquired by the subsidiary for an aggregate of approximately $2,570,000 in cash. Goodwill arising from this transaction amounted to approximately $2,570,000.

e.	On April 1, 2005, the Company through its subsidiary Retalix Holdings Inc., acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), a provider of ERP and distribution solutions for the food service, convenience store and grocery industries in consideration of $44,859,000, comprised of $37,976,000 in cash, including direct costs consisting mostly of legal, consulting and registration fees, and 290,128 of the Company’s Ordinary shares valued at approximately $6,883,000. In addition, the sellers were issued additional 207,236 shares valued at $4,916,000 that were eligible for release from escrow as certain customer retention milestones agreed upon were met as of April 1, 2007. The identified intangible assets acquired amounted to approximately $15,463,000 and included mainly acquired technology of approximately $4,120,000 and customer relationship of approximately $ 10,852,000 to be amortized over their estimated useful lives (2 to 15 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $29,383,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will strengthen and significantly widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Synergies may also be realized through the use of some common corporate overhead resources. Additionally, IDS’s reputation in the industry and its name recognition are also factors in the valuation of IDS’s goodwill. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors.

f.	In July 2005, the Company, through its subsidiary Retalix Italia S.p.A., acquired in whole M.P.S. Millennium Pos Solution S.r.l. in consideration of $604,000 in cash. The identified intangible assets acquired amounted to approximately $239,000 consisting primarily from acquired technology of approximately $193,000 and customer relationship of approximately $46,000, to be amortized over their estimated useful lives (5 years). – see also note 4b. Goodwill arising on the acquisition amounted to approximately $305,000.

g.	In September 2004, the Company’s subsidiary, Store Alliance.com Ltd. (“StoreAlliance”), together with The College for Retail Studies – a private company, established Retail College StoreNext Ltd. (“The Retail College”). The Retail College operates as a school for retail studies supplying its services to retailers and suppliers within the Israeli retail industry, while using and implementing tools and methodologies offered by StoreAlliance in the Israeli market.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

During 2006, StoreAlliance invested additional $167,000 in the Retail College under agreements signed during that period with the minority interest. This additional investment increased the Company’s holdings in the college to 90%. In November 2006, the investment in the college was fully impaired.

h.	In August 2004, the Company acquired 51% of the shares of Unit S.p.A. the name of which was later changed to Retalix Italia S.p.A., from an unrelated party in consideration of $1,800,000 in cash. In December 2004, the Company acquired an additional 49% of the shares of Unit and thus increased its holdings in Unit to 100%. This additional acquisition was made in consideration of $1,900,000 in cash. The identified intangible assets acquired amounted to approximately $600,000 and included mainly acquired technology of approximately $300,000 and customer relationship of approximately $300,000 to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $2,800,000.

i.	In February 2004, the Company’s subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd (“OEL”). These activities were acquired in consideration of approximately $1,500,000 out of which approximately $947,000 in cash and in addition 28,188 Ordinary shares of the Company valued at approximately $590,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over several days before and after the acquisition was agreed and announced. The identifiedintangible assets acquired included mainly customer relationship of approximately $700,000 to be amortized over their estimated useful lives (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $800,000. The goodwill can be amortized for tax purposes over a period of five years.

j.	In January 2004, the Company, through its subsidiary Retalix Holdings Inc., acquired 100% of the shares of OMI International, Inc. (“OMI”), a company that provides supply chain management solutions and services from an unrelated party in consideration of $19,100,000, comprised of $13,700,000 in cash, including estimated direct costs and 226,040 of the Company’s Ordinary shares valued at approximately $5,410,000. The value of the Ordinary shares issued was determined based on the average market price of the Company’s shares over several days before and after the acquisition was agreed and announced. During October 2004, the Company paid the sellers of OMI additional $449,000 as part of an election made with the U.S. Internal Revenue Service the result of which for tax purposes, is the step-up of OMI’s assets value to fair value as of the acquisition date. The identified intangible assets acquired amounted to approximately $1,700,000 and included mainly acquired technology of approximately $1,200,000 and customer base of approximately $400,000 to be amortized over their estimated useful lives (3 to 7 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $16,800,000. The goodwill will be amortized for tax purposes over a period of fifteen years.

k.	In January 2004, the Company’s subsidiary, StoreAlliance, acquired 100% of the shares of DemandX Ltd. (“DemandX”) in consideration of $239,000. DemandX is an Israeli corporation that provides supply chain management data analysis services to suppliers and institutions. The identified intangible assets acquired included mainly customer relationship of approximately $66,000 to be amortized over its estimated useful life (3 years) – see also note 4b. Goodwill arising on the acquisition amounted to approximately $84,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

l.	The following presents certain unaudited pro forma combined condensed income statement information for the years ended December 31, 2006 and 2005, assuming that acquisition taken place during 2006, had taken place on January 1, 2005 and January 1, 2006 and that the acquisitions taken place in 2005 had taken place on January 1, 2005, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $15,000 and $1,122,000 in 2006 and 2005, respectively:

	2006	2005
	U.S. $ in thousands (except per share data)
	(Unaudited)	(Unaudited)

Revenues	204,464	206,570

Net income	1,209	9,392

Earnings per share:
Basic	0.06	0.50

Diluted	0.06	0.48

The amounts are based upon certain assumptions and estimates and do not reflect any benefits which might be achieved from combined operations. The pro forma results do not necessarily represent results, which would have been achieved if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

Following is the allocation of the purchase price of the 2006 acquisitions:

	Year ended December 31, 2006
	Initialy consolidated	Additional investments in subsidiaries	Total
	U.S. $ in thousands

Current liabilities, net of current assets	(302)	-	(302)
Property and equipment, net of accumulated depreciation	54	-	54
Goodwill arising on Acquisitions	1,614	3,611	5,225
Identified intangible assets	1,287	2,143	3,430

	2,653	5,754	8,407

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2006	2005
	U.S. $ in thousands

Computers and peripheral equipment	17,630	15,219
Land lease rights and building	7,140	7,140
Vehicles	797	660
Office furniture and equipment	4,799	4,671
Leasehold improvements	1,935	1,960

	32,301	29,650

Less - accumulated depreciation	21,121	17,339

	11,180	12,311

b.	As to geographical locations, see note 14b.

c.	Depreciation expenses totaled $3,431,000, $2,996,000 and $2,207,000, in the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for each reportable geographical segment are as follows:

	U.S.	Israel	International(Europe)	Total
	U.S $ in thousands

Balance as of January 1, 2005	32,461	3,513	3,800	39,774
Goodwill attributed to new subsidiaries acquired during
2005 and additional investments in subsidiaries	61,366	28	435	61,829
Differences from translation of non dollar currencies	-	-	(394)	(394)

Balance as of December 31, 2005	93,827	3,541	3,841	101,209
Goodwill attributed to new subsidiaries acquired during
2006 and additional investments in subsidiaries	4,937	288	-	5,225
Differences from translation of non dollar currencies	-	-	335	335
Other adjustments*	765	(28)	-	737

Balance as of December 31, 2006	99,529	3,801	4,176	107,506

* Resulting mainly from changes in deferred tax assets resulting from business combinations.

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses a valuation model of future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Weighted average amortization period	Original amount		Amortized balance
		December 31		December 31
		2006	2005	2006	2005
	Years	U.S. $ in thousands

Software development costs	3.0	411	411	-	-
Software rights and web site
development costs	3.0	2,198	2,198	-	-
Customer relationship	12.1	24,372	22,702	17,721	17,497
Maintenance and license agreements	5.0	2,638	2,638	-	495
Acquired technology	4.2	10,242	10,352	4,810	6,658
Distribution rights	6.5	759	960	113	283
Other identified intangible assets	3.1	1,937	977	854	479

Total	7.0	42,557	40,238	23,498	25,412

2)	Intangible assets amortization expenses totaled $5,130,000 $4,474,000 and $2,610,000 in the years ended December 31, 2006, 2005 and 2004, respectively. Future annual amortization expenses are approximately $3,532,000, $3,254,000, $2,660,000, $1,788,000 and $1,357,000 in 2007, 2008, 2009, 2010 and 2011, respectively.

NOTE 5 – LONG-TERM LOANS, NET OF CURRENT MATURITIES:

a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2006	December 31
	%	2006	2005
		U.S. $ in thousands

Bank loan -
In EURO	Fixed at 2%	1,153	1,135
Other:
Loan from shareholders of a subsidiary	LIBOR*+0.75%	129	172

		1,282	1,307
Less - current maturities		224	248

		1,058	1,059

*	The $ LIBOR rate as of December 31, 2006 – 5.36%.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM LOANS (continued):

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2006	2005
	U.S. $ in thousands

2007		204
2008	229	208
2009	233	205
2010 and thereafter (through 2011)	596	442

	1,058	1,059

NOTE 6 – LIABILITIES IN RESPECT OF EXECOTORY CONTRACTS:

These liabilities are associated with unfavorable executory contracts assumed in the acquisition of three of the Company’s subsidiaries. The amortization of these liabilities is based on the contracts terms. Amortization of other liabilities totaled $259,000, $1,048,000 and $2,265,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli, Italian, U.K. and Australian labor laws generally require payment of severance pay upon dismissal of an employee or upon termination by the employees of employment in certain other circumstances. The severance pay liability of the Israeli companies and one of the Italian subsidiaries in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among other non-current assets. The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Some of the Company’s U.S. subsidiaries provide 401 (k) plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

c.	The severance expenses amounted to $2,469,000, $1,308,000 and $1,399,000 in the years ended December 31, 2006, 2005 and 2004, respectively. The 401(k) plans expenses as mentioned in b. above amounted to $1,029,000, $826,000 and $449,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

d.	The profits (loss) on the amounts funded totaled $580,000, $ (155,000) and $ 166,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)	The Group expects to contribute in the year ending December 31, 2007, $2,060,000 to the insurance companies and severance pay funds in respect of its severance pay obligation.

2)	The Company expects to pay $642,000 future benefits to its employees during 2007 to 2016 upon their normal retirement age – see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

U.S. $ in thousands

Year ending December 31:
2007	86
2008	33
2009	310
2010	127
2011	31
Thereafter (through 2012)	55

642

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2012. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2006, as follows:

U.S. $ in thousands

Year ending December 31:
2007	7,032
2008	4,559
2009	2,692
2010	761
2011	271
2012	291

15,606

Office and vehicles lease expenses totaled $5,509,000, $4,844,000 and $3,315,000 in the years ended December 31, 2006, 2005 and 2004, respectively.

2)	Effective April 1, 1998, the Company’s Chief Executive Officer (“the CEO”), is entitled to receive a bonus subject to the Company’s attaining certain performance milestones: For the first $1,000,000 of the Company’s net income, he is entitled to a bonus of $65,000 and for every subsequent $1,000,000 of net income $5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $35,000 for every million dollars over the seventh million of net income.

In addition, according to the same arrangement, the CEO is entitled to options to be granted beginning each calendar year equal to 1% of the Company’s issued share capital per grantee for each year. The exercise price of the options is equal to the closing market price of the shares at the day preceding the grant date. The options are fully vested and blocked over three years from grant date, and become exercisable in three equal portions at the end of each year during said three-year period.

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

As of December 31, 2006, total royalty to be paid by the Group in the future on account of projects funded under the Office of the Chief Scientist is $5,067,000.

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)	Prior to the acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. We believe RCS has meritorious defenses against this claim and that it will not result in any material expense and therefore no provision was recorded in regard to this claim as of December 31, 2006.

2)	In March, 2005, a former dealer in the U.S. (Sierra Nevada Cash Register), filed in the Third Judicial District Court of Salt Lake County, Utah, a complaint against StoreNext USA, seeking actual and subsequent damages in excess of $300,000 for breach of the distributorship agreement and unfair competition. Recently, the court allowed Sierra Nevada leave to file an amended complaint in which it was allowed to assert a claim under a certain act which, if ultimately proven, could treble the compensatory damages. In addition, the Company filed a counter claim against Sierra Nevada for unpaid receivables for product in the amount of $119,000. Some depositions and written discovery have taken place but the case is ongoing. The Company believes that this action will not result in any material expense and therefore no provision (other than a full provision against the outstanding debt) was recorded in regard to this claim as of December 31, 2006.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

3)	In June 2006, a customer in the U.S, filed in the District Court of Madison County, Nebraska, complaint against the Company and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and the Company filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on the Company’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February, 2007, the Company’s subsidiary, Retalix USA Inc., filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customers failure to pay for products delivered and services rendered as well as other misconducts. In February, 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts. The Company together with its legal advisors are in the process of addressing the Counterclaim and Demand for Arbitration. As of December 31, 2006, the balance of debt of this customer for services supplied by the Company amounted to approximately $500,000, net of a provision for doubtful debts amounting $400,000. The Company believes that it does not have any additional exposure due to this claim and thus no additional provision was recorded as of December 31, 2006.

4)	In March 2007, a customer in the U.S., filed in the District Court of El Paso County, Texas, a complaint against Retalix USA Inc., seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. The Company and its legal counsels are in the process of reviewing this complaint. No provision was recorded in regard to this claim as of December 31, 2006.

5)	In August, 2005, an Italian distributor of Retalix Italia approached the Company and Retalix Italia claiming that the acquisition of M.P.S. Millennium Pos Solution S.r.l. (“MPS”) by Retalix Italia in July 2005 formed an act of unfair competition. No further action has been taken by the above party, in connection with its above allegation to date. In addition, in April, 2006, the above distributor exercised arbitration proceedings in order to enforce its claims of co-ownership to a certain product of M.P.S., as well as indemnity for certain damages allegedly suffered by him within this context. In May 2006, MPS requested the arbitral court to reject all claims filed by the above party. In May 2007, the parties to this dispute signed a settlement agreement according to which all previous agreements in connection with the relationship between the parties are cancelled and MPS and the distributor are the sole owners of the product, may further develop and sell the product – each at its own discretion, and such action by either will not create any obligation towards the other party. In addition, and regardless of any further sales of the product by either party, the distributor is to pay MPS use fees totaling approximately $53,000, in installments, during the period of June 2007 to June 2010. The agreement also stipulates that MPS is to provide the distributor training for a consideration totaling approximately $40,000 as well as support services to continue until the end of January 2008, for a consideration totaling approximately $66,000.

6)	In September, 2006, a former employee of one of the Company’s Israeli subsidiaries – Tamar, who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total approximately $350,000. The Company believes that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2006.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

7)	The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $180,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $1.2 million, have not materialized to court claims and some of them are in mediation process. The Company has recorded as of December 31, 2006 a provision of approximately $320,000 which it estimates as sufficient to cover any expenses arising from the above claims and disputes.

c.	Pledges:

A certain bank account containing $2.1 million in marketable securities as of December 31, 2006, is pledged to secure any bank credit, including but not limited to loans, given by the bank that holds such securities. Additional bank accounts and deposits totaling as of December 31, 2006 $205,000 are held as collateral for a credit guarantee and a letter of credit issued on behalf of a subsidiary.

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

2)	Under a prospectus dated April 28, 2004, an amount of 3,450,000 Ordinary Shares of NIS 1.00 par value of the Company, were issued on May 4 and May 7, 2004 in a public offering, in the United States for $18 per share. The net proceeds to the Company of $58,857,000 are net of a 5.5% underwriting discount and offering expenses of $3,243,000.

3)	As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

b.	Option plans:

1)	Company’s Option plans:

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

As of December 31, 2006 and 2005, 35,787 and 619,561 options, respectively remained available for grant under the Second 1998 Plan.

Through December 31, 2006 and 2005, 3,165,200 and 2,981,126 options, respectively, had been exercised under the Second 1998 Plan at exercise prices ranging between $7.125 and $19.125 per share.

On May 10, 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements beginning in May 2008 through May 2010. These options vest over the period of 0 – 3.5 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2006 and 2005, 677,314 and 1,254,403 options, respectively remained available for grant under the Israeli Plan.

Through December 31, 2006 and 2005, 30,289 and 9,912 options, respectively had been exercised under the Israeli Plan.

The options granted under the Israeli Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” the Company is not entitled to recognize a deduction for tax purposes of the gain recognized by the employee upon sale of the shares underlying the options.

Compensation expense in respect of the CEO entitlement to options (in prior years, due to the CEO’s status as a service provider), was determined also prior to the adoption of SFAS 123(R), based on the fair value of the options. Total expenses in the years ended December 31, 2006, 2005 and 2004 in respect of these options, before the tax effect, were $923,000 $167,000 and $148,000, respectively.

Following is a summary of the status of the option plans:

	2006		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options outstanding at beginning of year	2,134,998	17.63	2,648,019	15.06	2,993,913	14.19
Changes during the year:
Granted	1,325,090	18.07	476,556	22.59	1,179,767	18.98
Exercised*	(204,451)	13.16	(825,213)	12.26	(897,009)	11.11
Forfeited or expired	(164,227)	18.79	(164,364)	17.57	(628,652)	26.98

Options outstanding at end of year**	3,091,410	18.05	2,134,998	17.63	2,648,019	15.06

Options exercisable at year-end	1,429,256	17.18	1,244,117	15.99	1,765,008	13.49

Weighted average fair value of options granted during
the year		6.10		6.92		6.59

*	The total intrinsic value of options exercised during the years ended December 31 2006, 2005 and 2004 is $1,492,000, $9,793,000 and $7,986,000, respectively.

**	As of December 31, 2006, there was $5,363,000 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.42 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31
	2006	2005	2004

Dividend yield	0%	0%	0%
Expected volatility	33%-42%	35%-37%	28%-43%
Risk free interest rate	3%-5%	4%	2%-3%
Expected holding period (in years)	3-4	3	3-4

The following table summarizes information about options under the Company's plans outstanding at December 31, 2006:

Exercise price U.S.$	Number of options outstanding at December 31, 2006	Aggregate intrinsic value * in U.S. $ In thousands	Number of options exercisable at December 31, 2006	Aggregate intrinsic value * in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options outstanding	Weighted average remaining contractual life (in years) of exercisable options

8.75	7,536	57	7,536	57	1.33	1.33
10.00	235,216	1,480	235,216	1,480	1.33	1.33
14.88	291,783	412	291,783	412	1.33	1.33
15.55	600,000	444	-	-	3.60
18.55	422,500	-	-	-	3.60
18.56	810,584	-	619,880	-	1.50	1.50
21.86	176,556	-	58,852	-	2.00	2.00
23.02	197,378	-	120,811	-	2.50	2.50
23.19	129,767	-	86,511	-	1.00	1.00
24.46	194,090	-	-	-	3.00
26.00	26,000	-	8,667	-	2.50	2.50

	3,091,410	2,393	1,429,256	1,949	**1.54	**1.46

* Based on the Company’s share last known closing price at the Nasdaq Global Select Market as at December 31, 2006, of $16.29 per share.

** The weighted average in respect of all the options.

The weighted average exercise price of the total 3,091,410 outstanding options under the Company’s plans as of December 31, 2006, was $18.05.

2)	Stock option plan of subsidiaries:

a)	On December 4, 2000, a subsidiary’s board of directors approved an employee stock option plan (“the Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 Ordinary shares, of NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of 270,000 options to be granted to some of the Company’s and of the subsidiary’s employees. In addition, within the context of an investment agreement signed on December 31, 2000, an additional 90,000 options to purchase 90,000 shares of NIS 0.01 par value each were granted to an investor. Virtually all of the above mentioned options except those granted to the investor vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, (in cases where the optionee is an employee of the Company or its subsidiary – provided that the employee is still the subsidiary’s or the Company’s employee). In addition, all the above options including those granted to the investor are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant. The rights conferred by Ordinary shares obtained upon exercise of the options will be identical to those of the other Ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date, will expire.

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

During 2001, the subsidiary granted the said 270,000 options partly at an exercise price per share of NIS 0.01, and to two employees at an exercise price of $5.55. Through December 31, 2006, 112,101 of these options were forfeited and 76,023 were regranted.

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

b)	On December 1, 2004, the board of directors of another Subsidiary approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, up to 1,500,000 options to purchase up to 1,500,000 shares of the Additional Subsidiary, can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a Limited Liability Company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant.

Accordingly, on December 14, 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of affiliates. The options granted bear an exercise price of $0.3748, which reflects the market value per share according to an independent valuation. Through December 31, 2006, 14,000 of these options were forfeited. In addition, on July 31, 2006 additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to the management valuation. All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an Initial Public Offering or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. The plan shall terminate ten years from the grant date.

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

2)	Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2006 and 2005, approximately $15,800,000 and $14,800,000 are tax-exempt respectively. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $3,950,000 and $3,700,000 would be incurred as of December 31, 2006 and 2005, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration. See also notes 10b and 10g(5).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME:

a.	Corporate taxation in Israel:

Tax rates:

1)	The income of the company and its Israeli subsidiaries (other than income from”approved enterprises”, see c. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

2)	Subsidiaries outside Israel:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. Our U.S. subsidiaries are taxed on a consolidated basis. The inacted statutory tax rates applicable to our primary subsidiaries outside Israel are as follows:

Company incorporated in the U.S. - tax rate of 40%.
Company incorporated in Italy - tax rate of 33%.
Company incorporated in Australia - tax rate of 30%.
Company incorporated in the U.K. - tax rate of 30%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”)

Some production facilities of the Company as well as facilities of one of its Israeli subsidiaries (“the Companies”) have been granted approved enterprise status under the above law including its amendment that came into effect in April, 2005, which is discussed below.

The Company is entitled to additional tax benefits as “companies of foreign investors”, as defined by the law.

The main tax benefits available to the Companies are:

1)	Reduced tax rates:

In respect of income derived from their approved enterprises, the Companies are entitled to benefits under the law’s reduced tax rates during a period of ten years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has seven approved enterprises and one of its Israeli subsidiaries has one approved enterprise.

Income derived from the approved enterprises is tax exempt during the first two years of the ten-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining eight years of benefits.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

As of December 31, 2006, the periods of benefits relating to five of the approved enterprises of the Company have already expired. The periods of benefits relating to other two approved enterprise programs will expire in 2008 and 2012. The period of benefits relating to the approved enterprises of the Company’ Israeli subsidiary has not yet commenced (it is restricted to the year 2013).

In the event of distribution of cash dividends from income which was tax exempt as above, the companies would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see 10g(5) below and note 9c(2)).

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

On April 1, 2005, an amendment to the Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment does not apply to investment programs approved prior to December 31, 2004.

However, the amendment will apply to programs in which the year of election under the Investments Law is 2004 or later, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the amendment. Tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation.

The proportion of the company’s taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover attributed to the “approved enterprise” or “benefited enterprise” and the whole turnover of the company. The turnover attributed to the “approved enterprise” or to the “benefited enterprise” is calculated, as a general rule, by taking the increase resulting from the comparison of the company’s turnover with its “base”turnover, which is the turnover attributed to the last year before the activation of the “approved enterprise” or the “benefited enterprise”, or by applying such other basis as is stipulated in the instrument of approval.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these financial statements. Paragraph 9(f) of FASB Statement No. 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

Income of the Company and its Israeli subsidiaries, not eligible for approved enterprise benefits for each of the years ended December 31, 2006, 2005 and 2004, is taxed at the regular rate of 31%, 34% and 35%, respectively.

f.	Carryforward tax losses:

Carryforward tax losses of certain subsidiaries as of December 31, 2006 and 2005 aggregate approximately $48,642,000 and $51,111,000, respectively.

Under the Inflationary Adjustments Law, carryforward tax losses related to the Israeli subsidiaries are linked to the Israeli CPI.

Carryforward tax losses in Israel may be utilized indefinitely.

As of December 31, 2006, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $40,300,000, which includes approximately $5,600,000 relating to excess stock option deductions received upon option exercise that when realized will be recorded in additional paid-in capital. Federal net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2008 through 2025. The U.S. subsidiaries have state net operating loss carryforwards of approximately $43,600,000, which includes approximately $5,600,000 relating to excess stock option deductions discussed above. State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2008 through 2025. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $30,900,000 and $14,800,000, respectively, are subject to an annual limitation under Internal Revenue Code (“IRC”) section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

At December 31, 2005, one of the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $46,700,000, which includes approximately $5,200,000 relating to excess stock option deductions received upon option exercise that when realized will be recorded in additional paid-in capital. Federal net operating loss carrryforwards expire at various dates from 2007 through 2025. The U.S. subsidiaries have state net operating loss carryforwards of approximately $30,500,000, which includes approximately $5,200,000 relating to excess stock option deductions discussed above. State net operating loss carryforwards expire at various dates from 2006 through 2025. Utilization of the Company’s federal and state net operating losses attributable to acquired subsidiaries, approximately $32,500,000 and $16,300,000, respectively, are subject to an annual limitation under Internal Revenue Code (“IRC”) section 382 determined by multiplying the value of the subsidiary stock at the time of acquisition by the applicable long-term tax exempt rate.

During the year ended December 31, 2006, the Company’s U.S. subsidiaries utilized in federal and state jurisdictions approximately $2,500,000 and $1,600,000, respectively, of the acquired net operating loss carryforwards and consequently, released the related valuation allowance of $960,000 with an offsetting reduction to goodwill.

g.	Deferredincometaxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance, are as follows:

	December 31
	2006	2005
	U.S. $ in thousands

1) Provided in respect of the following:
Provisions for employee rights	1,583	830
Share issuance expenses	-	362
Carryforward tax losses	16,485	5,181
Doubtful accounts	1,712	1,289
Research and development	6,415	4,186
Employee stock options	529	-
Non employee stock options	407	-
Other	516	677

	27,647	12,525
Depreciable fixed assets	134	(226)
Goodwill	(4,434)	(2,937)

	23,347	9,362
L e s s- valuation allowance	(14,398)	(2,052)

	8,949	7,310

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

1)	The deferred taxes are presented in the balance sheets as follows:

	December 31
	2006	2005
	U.S. $ in thousands

As a current asset	5,930	8,098
As a non-current asset	4,035	2,064

	9,965	10,162

As a non-current liability	(1,016)	(2,852)

	8,949	7,310

3)	Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 21%- 40%.

5)	As stated in b. above, part of the income of the Company’s and a certain Israeli subsidiary’s income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt ncome, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2006, been distributed as dividends is approximately $3,950,000.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

1) Income (loss) before taxes on income:
Israeli	(2,025)	21,874	5,094
Non-Israeli	3,278	(1,400)	1,186

	1,253	20,474	6,280

2) Income taxes included in the income statements:
Current:
Israeli	1,583	7,019	1,251
Non-Israeli	502	354	13

	2,085	7,373	1,264

Deferred:
Israeli	(3,139)	(1,348)	(20)
Non-Israeli	547	(113)	309

	(2,592)	(1,461)	289

	(507)	5,912	1,553

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2006-31%, 2005-34% and 2004-35%) and the actual tax expense:

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

Income before taxes on income, as reported in the income statements	1,253	20,474	6,280

Theoretical tax expense	388	6,961	2,198

L e s s - tax benefits arising from approved enterprise status	346	2,518	355

	42	4,443	1,843

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	1,266	697	421
Tax exempt income		(28)	(74)
Increase (decrease) in taxes resulting from different tax
rates applicable to non - Israeli subsidiaries	95	(16)	(12)
Changes in valuation allowance	(1,325)	(903)	1,118
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for
financial reporting purposes - see c. above	(1,184)	1,230	(1,417)
Increase in taxes on income resulting from the computation of deferred
taxes at a rate which is different from the theoretical rate	591	467	64
Other	8	22	(390)

Taxes on income for the reported years	(507)	5,912	1,553

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2002. Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 2002. Kochav Orion Advertising and Information Ltd, Orlan Orion Systems Ltd and PRS received final assessments through the year ended December 31, 1999. Retalix Italia received final assessments through the year ended December 31, 1999. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2002. The other subsidiaries have not been assessed since incorporation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2006
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	1,221	13,769	6,722

Liabilities	(5,531)	(15,484)	(126)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

		December 31
		2006	2005
		U.S. $ in thousands

a.	Accounts receivable:

	1) Trade:

	Open accounts	53,444	43,240
	Less - allowance for doubtful accounts	4,975	4,404

		48,469	38,836

	2) Other:

	Israeli Government departments and agencies	1,749	1,217
	Employees	327	272
	Prepaid expenses	3,088	2,539
	other	360	474

		5,524	4,502

b.	Marketable securities:

1)	Held to maturity bond securities – the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized cost	Unrealized gains	Unrealized Losses	Aggregate fair value
	U. S. $ i n t h o u s a n d s

At December 31:
2006	2,990	20	(55)	2,955

2005	7,160	96	(59)	7,197

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

The bonds mature as follows:

U.S. $ in thousands

2007	1,754
2008	376
2009	490
2010	370

2,990

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2006	2005
	U.S. $ in thousands

Among current assets:
Trading	2,800	5,815
Held to maturity bond securities	1,754	5,104

	4,554	10,919
As a non-current asset
Held to maturity bond securities	1,237	2,056

	5,791	12,975

3)	As to pledges on securities, see note 8c.

c.	Long-term receivables:

1)	Long-term receivables are composed as follows:

December 31, 2006
U.S. $ in thousands

Long-term loans to employees *	67
Long-term trade receivables	3,624
Less - Unamortized discount**	(296)

3,395

*	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 4%. Repayment dates are up to four years from the date of grant.

**	The discount is based on imputed interest of 4%.

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Concentrations of credit risks – allowance for doubtful accounts:

Financial instruments, which potentially subject the Company to credit risk, consist principally of trade receivables and interest bearing investments. The cash and cash equivalents as of December 31, 2006 are deposited mainly with leading Israeli and U.S. banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral. Securities invested in by the Group represent mainly highly rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

As to trade receivables, most of the Group’s revenues are derived from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in accounts receivable.

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

As to the fair value of derivatives, see c. below. As to the fair value of marketable securities, see note 12b .

c.	Derivative financial instruments:

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FASB Statement No. 133 – “Accounting for Derivative Instruments and Hedging Activities”.

During 2006, the Company entered into several foreign currencies forward contracts for conversion of Pounds Sterling, Euro, Australian dollar and Israeli currency into a notional amount in dollars, all short term contracts of up to three months. Most of these contracts were rolled over a few times since their original closure in recent years.

As of December 31, 2006, the Company had ten open contracts of this nature for the conversion of such foreign currencies into a total of approximately $14.6 million, the fair value of which as of December 31, 2006 is $(336,000), which reflects the estimated amounts that the Group would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2005, the Company had four open contracts of this nature for the conversion of such foreign currencies into a total of approximately $5.4 million, the fair value of which as of December 31, 2006 is $71,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Geographic segments:

Summarized financial information by geographic segment, for 2006, 2005 and 2004 is as follows:

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

Revenues:
U.S	119,821	98,385	79,678
Israel	17,083	13,800	11,533
International*	66,840	75,186	31,743

Total revenues	203,744	187,371	122,954

* The international segment includes revenues from
customers in Europe	41,961	50,532	22,769

b.	Enterprise-wide disclosure:

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31
	2006	2005
	U.S. $ in thousands

Israel	7,883	8,000
U.S.	2,841	3,786
International	456	525

	11,180	12,311

As for goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2006 and December 31, 2004, no customer generated revenues in excess of 10% of the Group’s total revenues.

In the year ended December 31, 2005, one customer in the international geographic segment generated revenues in excess of 10% of the Group’s total revenues. This customer generated revenues of 10.2% of the Group’s total revenues In the year ended December 31, 2005.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses – allowance for doubtful accounts:

	Year ended December 31
	2006	2005	2004
	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	4,404	3,154	2,778
Increase during the year	2,676	2,237	1,256
Bad debt written off	(2,431)	(987)	(880)
Adjustments resulting from the adoption of SAB 108	326

Balance at end of year	4,975	4,404	3,154

		Year ended December 31
		2006	2005	2004
		U.S. $ in thousands

b.	Financial income (expenses):
	Realized gain on marketable securities - net	111	308	100
	Non-dollar currency gains (losses) - net	(209)	(637)	218
	Interest income	2,163	3,011	1,494
	Interest and bank commissions expense	(1,986)	(2,480)	(1,727)

		79	202	85

c.	Other general income (expenses) - net:
	Gain (loss) on sale of property and equipment	(22)	-	15

		(22)	-	15

d.	Earnings per share (“EPS”):

Following are data relating to the nominal value of shares – basic and diluted used in the purpose of computation of EPS:

	Year ended December 31
	2006	2005	2004
	Number of shares in thousands

Weighted average number of shares issued and outstanding-
used in computation of basic earnings per share	19,491	18,710	15,746

Add incremental shares from assumed exercise of options	636	949	806

Weighted average number of shares used in computation of
diluted earnings per share	20,127	19,659	16,552

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
CELL-TIME LTD.

        We have audited the accompanying balance sheet of Cell-Time Ltd. (“the Company”) as of December 31, 2004 and 2003, and the related statement of income, shareholders’ equity and cash flows for the year ended December 31, 2004 and for the nine months ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audits in accordance with the standards of the public company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. . An audit also includes examining on a test basis, evidence supporting the amounts and disclosures’ in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, , and the results of its operations and its cash flows for the year ended December 31, 2004 and for the nine months ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel January 23, 2005	/s/ KOST, FORER, GABBAY & KASIERER A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated statements of operations, stockholder’s equity, and cash flows for the year ended December 31, 2004, of Retalix Holdings, Inc. and Subsidiaries (“the Company”) (see Note 1 to the consolidated financial statements). The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2004, of Retalix Holdings, Inc. and Subsidiaries, in conformity with accounting principles generally accepted in the United States of America.

The 2004 financial statements have been restated to correct for an error, in which the Company omitted approximately $1.3 million of additional interest expense to its parent, Retalix Ltd.

/s/ Mayer Hoffman McCann P.C.

July 17, 2006
San Diego, California