Form 20-F
period 2007-12-31
RETALIX LTD
filed 2008-07-02
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR;

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

HUGO GOLDMAN, CFO, +972-9-776-6696, HUGO.GOLDMAN@RETALIX.COM
10 ZARHIN STREET, RA’ANANA 43000, ISRAEL
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of Exchange on which registered
Ordinary Shares, nominal value NIS 1.00 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,001,382 Ordinary Shares, nominal value NIS 1.00 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐     Accelerated Filer ☒     Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

TABLE OF CONTENTS

		Page

PART I
	Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
	Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
	Item 3. KEY INFORMATION	6-16
	A. Selected Financial Data	6-7
	B. Capitalization and Indebtedness	7
	C. Reasons for the Offer and Use of Proceeds	7
	D. Risk Factors	7-16
	Item 4. INFORMATION ON THE COMPANY	17-37
	A. History and Development of the Company	17
	B. Business Overview	17-36
	C. Organizational Structure	36
	D. Property, Plants and Equipment	37
	Item 4A. UNRESOLVED STAFF COMMENTS	37
	Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37-51
	A. Operating Results	37-47
	B. Liquidity and Capital Resources	47-49
	C. Research and Development, Patents and Licenses, Etc.	50-51
	D. Trend Information	51
	E. Off -Balance Sheet Arrangements	51
	F. Tabular Disclosure of Contractual Obligations	51

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52-61
A. Directors and Senior Management	52-53
B. Compensation	54
C. Board Practices	55-57
D. Employees	57-58
E. Share Ownership	58-61
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61-62
A. Major Shareholders	61
B. Related Party Transactions	62
C. Interests of Experts and Counsel	62
Item 8. FINANCIAL INFORMATION	62-63
Item 9. THE OFFER AND LISTING	63-66
A. Offer and Listing Details	63-65
B. Plan of Distribution	66
C. Markets	66
D. Selling Shareholders	66
E. Dilution	66
F. Expenses of the Issue	66
Item 10. ADDITIONAL INFORMATION	66-79
A. Share Capital	66
B. Memorandum and Articles of Association	66-70
C. Material Contracts	71
D. Exchange Controls	71
E. Taxation	71-78
F. Dividends and Paying Agents	78
G. Statement by Experts	78
H. Documents on Display	78
I. Subsidiary Information	79

PART I

        Unless the context otherwise requires, all references in this annual report to “Retalix,” “us,” “we,” and “our” refer to Retalix Ltd. and its consolidated subsidiaries.

        Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On June 20, 2008, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.354 to $1.00.

        Statements in this annual report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking-statements. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under Item 3.D. – “Key Information – Risk Factors”, Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects”, as well as elsewhere in this annual report and in our other filings with the Securities and Exchange Commission, or SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income (loss) data set forth below with respect to the years ended December 31, 2003, 2004, 2006 and 2007 and the selected consolidated balance sheet data set forth below as of December 31, 2003, 2004, 2006 and 2007 have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated statement of income data set forth below with respect to the year ended December 31, 2005 and the selected consolidated balance sheet data set forth below as of December 31, 2005 have been derived from our consolidated financial statements that were audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2005, 2006 and 2007 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$58,432	$77,494	$91,692	$73,195	$80,511
Services	33,625	45,460	95,679	130,549	140,900

Total revenues	92,057	122,954	187,371	203,744	221,411

Cost of revenues:
Cost of product sales	16,576	23,246	31,521	36,690	39,132
Cost of services	12,440	18,890	34,465	44,562	65,281

Total cost of revenues	29,016	42,136	65,986	81,252	104,413

Gross profit	63,041	80,818	121,385	122,492	116,998

Operating expenses:
Research and development expenses-net	18,344	34,096	44,683	60,375	58,653
Selling and marketing expenses	21,542	24,798	33,382	33,495	31,617
General and administrative expenses	13,345	15,944	23,131	27,426	27,539
Other income (expenses) - net	(62)	15	-	22	643

Total operating expenses	53,293	74,823	101,196	121,318	118,452

Income (loss) from operations	9,748	5,995	20,189	1,174	(1,454)
Financial income (expenses)-net	(95)	85	202	79	1,032
Gain arising from issuance of shares by an associated
companies	1,068	200	83	-	-

Income (loss) before taxes on income	10,721	6,280	20,474	1,253	(422)
Tax benefit (taxes on income)	(2,639)	(1,553)	(5,912)	507	435
Share in losses of an associated company	(90)	(137)	(130)	(57)	(3)
Minority interests in losses (gains) of subsidiaries	288	247	189	(425)	(508)

Net income (loss)	$8,280	$4,837	$14,621	$1,278	$(498)

Earnings (losses) per share:
Basic	$0.67	$0.31	$0.78	$0.07	$(0.02)

Diluted	$0.63	$0.29	$0.74	$0.06	$(0.02)

Weighted average number of shares used in computation:
Basic	12,323	15,746	18,710	19,491	19,851
Diluted	13,083	16,552	19,659	20,127	19,851

	Year ended December 31,
	2003	2004	2005	2006	2007
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$46,093	$91,413	$55,692	$55,186	$22,484
Working capital	45,786	97,963	68,216	68,659	71,611
Total assets	121,122	209,952	271,656	279,174	288,590
Total debt	13,745	13,859	5,288	6,024	1,055
Shareholders' equity	75,646	156,171	204,417	211,051	218,518
Capital stock	45,568	120,994	155,174	161,761	172,025

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

Risks Related To Our Business

The current uncertainty in the global economy worldwide could materially adversely affect the retail food industry, our primary target market, which would have a material adverse effect on our results of operations.

        Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as supermarkets, convenience stores and restaurants as well as wholesalers and suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Recent turmoil in the real estate securitization market has caused liquidity problems for many financial institutions and adversely affected the global financial markets and investor and consumer confidence generally. Any deterioration of the economy worldwide may result in a curtailment of capital investment by our existing and potential customers. During the downturn of the global economy in 2001-2002, for example, many companies, including some of our existing and potential customers, decided to postpone or decrease capital investments, which adversely affected our results of operations. In addition, if we require additional funds to finance the growth of our business and are unable to raise it due to the prevailing weakness in the global financial and credit markets, our results of operations and financial condition may be adversely affected.

        Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

        Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control. These factors include, among others:

—	the size, timing, terms and fluctuations of customer orders and rollout schedules;

—	the long sales cycle associated with certain of our software products;

—	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

—	changes in pricing by us or our competitors;

—	fluctuations in currency exchange rates, and especially the revaluation of the Israeli Shekel and the devaluation of the US Dollar,

—	the uncertainty regarding the adoption of our current and future products, including such products as our relatively new Store.Net and InSync applications;

—	technical difficulties with respect to the use of software solutions and services developed by us;

—	seasonality in customer purchasing and deployment patterns; and

—	the profitability of our professional services business, and the percent of our total business that this constitutes.

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

        The market for retail and distribution food and fuel information systems is highly competitive. A number of companies offer competitive products that address our target markets. In addition, we believe that new market entrants may attempt to develop and acquire retail and distribution food and fuel information systems, and we are likely to compete with new companies in the future. With respect to our Software-as-a-Service, or SaaS, initiatives, in particular, the barriers are relatively low and competition from other established and emerging companies may develop in the future. Some of our existing or potential competitors have greater financial, technical and marketing resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. We also expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors. As a result, competitive pressures could cause us to lose market share and require us to reduce our prices and profit margins. This could cause a decline in our revenues and adversely affect our operating results.

        Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

        From 2004 through 2007, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions Inc., or TCI, and the acquisition of the assets of Integrated Distribution Solutions, L.L.C., or IDS. Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies or products;

—	unanticipated costs or liabilities;

—	diversion of management's attention;

—	adverse effects on existing business relationships with suppliers and customers, which could lead to bad debts;

—	risks associated with entering markets in which we have no or limited prior experience; and

—	potential loss of key employees, particularly those of the acquired organizations.

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

        Our rapid expansion has placed, and is likely to continue to place, a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. We have undergone rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations, due, in part, to several acquisitions we have made. For example, we had 668 employees on December 31, 2003, and 1,569 employees on December 31, 2007. Any failure to manage growth effectively could disrupt our business and harm operating results.

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

        Sales to large customers represent a significant portion of our revenues, and a significant reduction in sales or services to these customers could significantly reduce our revenues.

        During 2007 one customer accounted for 5% or more of our revenues. During 2006, two customers accounted for 5% or more of our revenues. During 2005, one customer accounted for 5% or more of our revenues. Sales to large supermarket, convenience store and fuel chains as well as large distributors are typically large in size and represent a significant portion of our revenues. A significant reduction in sales and services to these large customers could significantly reduce our revenues. We anticipate that sales and services to large customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future

        The long sales cycle for certain of our products could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

        We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. Even after this evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay. We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

—	the potential cancellation of orders based on customers’ changing budgetary constraints and changing economic conditions;

—	the shift in orders expected in one quarter to another quarter because of the timing of customers’ procurement decisions; and

—	the unpredictability of internal acceptance reviews.

        These factors could cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

        Our gross margins may vary significantly or decline, adversely affecting our operating results.

        Because the gross margins on product revenues from license sales are significantly greater than the gross margins on product revenues from hardware sales and on services revenues, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on our revenue mix between product revenues and services revenues. In addition, since our product revenues are typically comprised of both software license and hardware elements and since the gross margins on license revenues are significantly higher than the gross margins on hardware revenues, our combined gross margin in any particular quarter will also depend on our revenue mix between license and hardware revenues. Our operating results in any given quarter may be adversely affected to the extent our gross margins decline due to our generating in that quarter a greater percentage than average of services revenues or a greater percentage than average of hardware revenues. In addition, fixed price contracts for services we provide may expose us to additional risk if the actual costs in connection with such contracts are higher than expected, and therefore reduce our gross margins.

        Our business will suffer to the extent that relatively new platforms such as the .NET platform or the J2EE platform or our products based on these platforms do not achieve market acceptance.

        In recent years, we have been developing new versions of our products based on new platforms such as the Microsoft .NET platform and the J2EE platform. The risks of our commitment to these relatively new platforms include the following:

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

        Any changes to third-party hardware and software platforms and applications that our products work with could require us to modify our products and could cause us to delay releasing a product until the updated version of that hardware and software platform or application has been released. As a result, customers could delay purchases until they determine how our products will operate with these updated platforms or applications, which could inhibit sales of our products and harm our business. In addition, developing and maintaining consistent software product performance across various technology platforms could place a significant strain on our resources and software product release schedules, which could adversely affect our results of operations. We must continually evaluate new technologies and implement into our products advanced technology. For example, in recent years we have been developing new versions of our products based on the Microsoft .NET platform and the J2EE platform. We cannot assure you that these new versions will be successful. Moreover, if we fail in our product development efforts to accurately address in a timely manner evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

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

        Our Software-as-a-Service, or SaaS, business model and our Retalix InSync products are in varying stages of development and, if unsuccessful, our revenue growth could be adversely affected.

        We are still in the early stages of rolling-out our SaaS application services to regional chains and independent store retailers through our two StoreNext initiatives, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, and Store Alliance.com Ltd., which we refer to as StoreNext Israel. These applications have not been traditionally used by smaller retailers and if they do not accept them, our SaaS initiatives may not succeed. Our services include head-office and back-office applications delivered via the Internet based on an SaaS subscription fee pricing model. We have recently begun charging users of our SaaS services a subscription fee for reporting, analysis and merchandising services. In the future, we plan to offer additional services for a fee. We cannot assure you that these users will accept our pricing model. In addition, in September 2005, we announced the introduction of Retalix InSync, our new enterprise and supply chain management portfolio. We are in the process of developing new supply chain execution and warehouse management systems on the new Retalix InSync platform, but cannot assure you that this development will be successful or that customers will purchase these new products. If we are unsuccessful in selling and marketing our SaaS services and/or Retalix InSync products to retailers and distributors, our revenue growth could be adversely affected.

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

        Insufficient or slower than anticipated demand for our SaaS services could adversely affect our revenue growth.

        We have continued to incur research and development expenses in connection with the development of our SaaS initiatives. If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred and expect to incur in the further development of these initiatives. Any delay in or failure of the development of significant demand for our SaaS services could cause our new business initiatives to fail. Even if significant demand does develop for our SaaS services, the growth of our SaaS services may erode parts of existing software sales revenue. Any of these factors could adversely affect our revenue growth.

        If we are unsuccessful in establishing online Business-to-business (B2B) e-commerce exchanges, our revenue growth could be adversely affected.

        In order for us to establish business-to-business (B2B) e-commerce exchanges for our SaaS initiatives, we will need to generate a community of participating retailers sufficiently large to support such a model. Even if we successfully establish such a community, we may not be able to establish B2B exchanges without partnering with strategic participants in the supply chain arena. We cannot assure you that we will be able to establish such partnerships on terms that are commercially favorable to us, if at all. Even if we establish successful strategic partnerships, we will need to attract wholesalers and suppliers to our B2B initiatives. We cannot assure you that wholesalers and suppliers will choose to participate in our B2B initiatives. In addition, this is a new and unproven business model, and we cannot assure you that potential users of the B2B applications will use them. If we are unsuccessful in establishing a B2B business model, our revenue growth could be adversely affected.

        Disruption of our SaaS servers due to security breaches and system failures could harm our business and result in the loss of customers.

        Our SaaS infrastructure is vulnerable to security breaches, computer viruses or similar disruptive problems. Our SaaS servers provide access to and distribution of many of our enterprise software solutions, products and services to our SaaS customers. Providing unimpeded access to our SaaS servers is critical to servicing our SaaS customers and providing superior customer service to them. These systems are also subject to telecommunications failures, power loss and various other system failures. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of our SaaS servers. Our inability to provide continuous access to our SaaS servers could cause some of our customers to discontinue subscribing to our SaaS and e-market applications and harm our business reputation.

        We could be exposed to possible liability for supplying inaccurate information to our B2B and SaaS customers, which could result in significant costs, damage our reputation and decreased demand for our products.

        The information provided in our B2B and SaaS applications could contain inaccuracies. Dissatisfaction of the providers of this information or our customers with inaccuracies could materially adversely affect our ability to attract suppliers and new customers and retain existing customers. In addition, we may face potential liability for inaccurate information under a variety of legal theories, including defamation, negligence, copyright or trademark infringement and other legal theories based upon the nature, publication or distribution of this information. Claims of this kind could divert management time and attention and could result in significant cost to investigate and defend, regardless of the merits of any of these claims. The filing of any claims of this kind may also damage our reputation and decrease demand for our products.

        If our SaaS products are unable to support multiple enterprises, our business could be harmed.

        We might not succeed in adapting our software to support multiple enterprises as the number of users of our SaaS services increase. As part of our strategy to sell our software products and services to small chains and single store food retailers, we recently rolled-out our SaaS initiatives and we are in the process of adapting our software products to a browser-based environment in order to reduce the costs associated with our enterprise software solutions. As we add customers to our SaaS initiatives, our software will need to be robust enough to support, from a single data center, our growing customer base. The failure of our SaaS service to support multiple enterprises could harm our business and operating results.

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

        Our future success depends upon the continued services of our executive officers, and other key sales, marketing, research and development and support personnel. In particular, we are dependent on the services of Barry Shaked, currently our President, Chief Executive Officer and Chairman of our Board of Directors. We do not have “key person” life insurance policies covering any of our employees. Any loss of the services of Mr. Shaked, our executive officers or other key personnel could adversely affect our business.

        If we are unable to attract, assimilate or retain qualified personnel, our ability to develop, sell and market our products could be adversely impacted.

        The success of our business depends on our ability to attract and retain highly qualified engineers and sales and marketing personnel. Competition for highly-skilled engineers and sales and marketing personnel is intense in our industry, and we may not be successful in attracting, assimilating or retaining qualified engineers and sales and marketing personnel to fulfill our current or future needs. This could adversely impact our ability to develop, sell and market our products.

        Antitrust scrutiny of B2B initiatives may adversely affect our business.

        The establishment and operation of B2B initiatives may raise issues under various countries’ antitrust laws. To the extent that antitrust regulators take adverse action with respect to business-to-business e-commerce exchanges or establish rules or regulations governing these exchanges, or that there is a perception that regulators may do any of the foregoing, the establishment and growth of our B2B initiatives may be delayed, which may adversely affect our business.

        Because we operate in international markets, we are subject to additional risks.

        We currently sell our software products and SaaS services in a number of countries and we intend to enter additional geographic markets. Our business is subject to risks that often characterize international markets, including:

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

        The laws of some countries in which our products are or may be developed, marketed or sold may not protect our products or intellectual property rights, increasing the possibility of piracy of our technology and products. We currently have no patents or patent applications pending. We rely on a combination of trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology.

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

        We may be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. It is possible that we will inadvertently violate the intellectual property rights of other parties and that other parties will assert infringement claims against us. If we violate the intellectual property rights of other parties, we may be required to modify our products or intellectual property or obtain a license to permit their continued use. Any future litigation to defend ourselves against allegations that we have infringed the rights of others could result in substantial cost to us, even if we ultimately prevail, and a determination against us in any such litigation could subject us to significant liabilities to other parties and could prevent us from developing, selling or using our products. If we lose any of our rights to our proprietary technology, we may not be able to continue our business.

         We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Our management has determined that we had ineffective internal control over financial reporting as of December 31, 2007, due to a material weakness, and we may identify additional material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

        Under SFAS 123(R), we are required to record a compensation expense in connection with share-based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) required, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS 123(R) also revised, clarified and expanded guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. During 2006 and 2007, SFAS 123(R) had a material impact on our results, lowering our reported net income by approximately $3.9 million in each such year. Had we adopted this standard in prior periods, we also would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. This standard may continue to have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related To Our Location In Israel

        Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. These developments have led to frequent missile attacks on Israeli towns from the Gaza Strip, further straining relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

        Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations. In addition, in recent years Iran has been stepping up its efforts to achieve nuclear capability. This move is seen by many as a world wide threat to peace. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

        We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but some of our expenses such as salaries or hardware costs are generated in other currencies such as the NIS, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2006, 2007 and the first half of 2008, the dollar depreciated sharply in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations.

        The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

        Since a considerable portion of our expenses such as employees’ salaries are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2007, the value of the dollar decreased in relation to the NIS by 9.0%, while inflation increased by 3.4%. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

        We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

        We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our production facilities that are designated as “Approved Enterprises”. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Our tax benefits resulting from our Approved Enterprises for the years 2005, 2006 and 2007, net of other tax effects, were approximately $2,518,000, $346,000 and $0 respectively. In addition, an increase in our development activities outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be continued in the future, at their current level or at any level.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

        Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

        We have received royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2007, our total contingent liability to the OCS in this respect amounted to $5,455,000. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

        Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law – 1999, or the Companies Law, generally provides that, other than in specified exceptions, a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting of shareholders. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Furthermore, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties. The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

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

        In addition, trading in shares of companies listed on the Nasdaq Stock Market (including the Nasdaq Global select Market) in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

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

        During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we widened our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, with the acquisitions of OMI International Inc., or OMI International, and IDS, we significantly widened our offerings to include supply-chain management solutions for retailers as well as for suppliers and manufacturers. For information relating to our recent significant acquisitions, please see Item 4.B below under “Recent Significant Acquisitions”. In 2005, we introduced new sophisticated solutions complementing recent industry focuses, such as customer loyalty and optimization of ordering. During 2006 and 2007, we made a significant effort in developing a Java-based, thin-client, next-generation supply chain management application suite, which we refer to as Retalix InSync.

        Principal Capital Expenditures

        We had capital expenditures of $4.7 million in 2007, $2.6 million in 2006 and $3.1 million in 2005. Our capital expenditures in 2007 consisted primarily of the purchase for $2.5 million of the 3rd floor of the building (in unfinished condition) in which our corporate headquarters are located in Ra’anana, Israel, and the purchase of computers and peripheral equipment. In 2008 we expect the purchase of computers and peripheral equipment to amount to approximately $2 million, and that our capital expenditures related to the 3rd floor construction, levies, improvements and furniture to amount to up to $5 million. We have financed our capital expenditures with cash generated from operations.

B. Business Overview

Overview

        We are an independent provider of integrated enterprise-wide software solutions to food and fuel retailers and to grocery, convenience store and foodservice distributors. Spanning the retail and distribution supply chain from the warehouse to the point of sale, our suite of software solutions integrates the information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and distribution centers. Our comprehensive solution suite enables retailers and distributors to manage their operations more efficiently, enhance customer service, reduce operating costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our extensive knowledge and accumulated experience in developing software solutions for the retail and distribution food and fuel industries enables us to provide solutions that are better integrated and more tailored for our target markets than competing solutions. Through acquisitions over the past four years, we further extended the scope of our software suite to incorporate supply chain, warehouse, distribution and transportation management solutions and enhanced pricing and merchandising solutions for distributors and retailers. With this enhanced suite of software solutions, we now provide retailers and distributors with the ability to manage, track and report the movement of goods throughout the entire scope of their operations, from the order through the initial receiving of goods at the warehouse, and to the final sale at the checkout counter.

        We market our software solutions to large and mid-sized supermarket and convenience store chains, major fuel retailers, and independent grocers, as well as to large and mid-size foodservice, convenience stores and grocery distributors. In the supermarket and grocery sector, we market our solutions to four tiers of food retailers that are generally characterized by revenue levels:

—	Tier 1 - annual revenues of over $4 billion;

—	Tier 2 - annual revenues of between $800 million and $4 billion;

—	Tier 3 - annual revenues of between $50 million and $800 million; and

—	Tier 4 – annual revenues of below $50 million.

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

        We believe that we are unique within the food and fuel retail and distribution software industries. We offer software solutions that can serve the needs of the entire range of food and fuel retailers and grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at more than 40,000 sites in 51 countries. Our customers include leading supermarket and grocery chains such as Publix, Food Lion, Hannaford Bros., Hy-Vee and Save Mart in the United States, Carrefour, Tesco, Intermarche and Sainsbury’s in Europe, and large convenience stores and major fuel retailers such as BP in Australia, UK and North America, The Pantry, Love’s, Casey’s, Pilot Travel Centers, Irving Oil and Husky in the United States and Canada. Our annual worldwide sales have grown from $36.1 million in 2000 to $221.4 million in 2007.

        In March 2008, we acquired an additional 5% of StoreNext USA and increased our holdings in this entity to 100%.

        In May 2007, we acquired several intellectual property assets of BGI International, which provides a suite of software products for the food and consumer goods distributors. This acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

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

        In April 2005, we acquired IDS, a provider of enterprise and distribution solutions for foodservice, convenience stores and grocery distributors. This acquisition enabled us to extend the advantages that we achieve for retailers with the OMI International acquisition to the food distribution sector, by providing additional critical functionality to distributors, such as customer and supplier relationship management as well as financial accounting and business analytics. Furthermore, the combination of retailer and distribution solutions offers our customers a much more complete and diversified set of applications, as many of our retail customers are supplied by our distribution customers and our software solutions will give them all better visibility into the supply chain and a unique opportunity for collaboration.

        Also in April 2005, we acquired TCI Solutions, a software provider for grocery retailers in the area of store and headquarters management and operations. TCI Solutions’ software facilitates management of price policies, competitive price policies, direct store delivery, or DSD, and receiving, ordering and inventory for hundreds of grocery retailers located mainly in North America. TCI Solutions’ software also controls the connection between the store operation software and the point of sale, or POS, software, downloading price changes, managing shelf stock auditing and more. The acquisition of TCI Solutions strengthened Retalix’s advantages in the grocery store and at headquarters, established our presence in hundreds of new grocery retailers of various sizes, and enhanced our ability to support third party POS solutions as part of our total solution set.

        Our Market Opportunity

The customer retention battle

        The retail food and fuel industries today are characterized by intense competition, resulting in increased pricing pressure and narrowing operating margins. Retailers are losing customers to their larger competitors that offer aggressive pricing as well as greater shopping convenience and superior customer service. The largest retailers, such as Wal-Mart, are increasingly using their size and scale to realize cost savings and operating efficiencies from their supply chain, which they then pass on to the consumer in the form of lower prices. This trend creates an industry dynamic whereby more and more consumers are attracted to these price-cutting retailers, thus accelerating these retailers’ revenue growth and allowing them to further increase their economies of scale. The distributors that supply many of these retailers are facing the same market trends, as they are asked to become more efficient, to offer better products at lower costs, to consolidate services, to provide visibility into the supply chain and to facilitate the competitive capabilities of their customers – the retailers.

        At the same time, large food retailers and distributors are expanding their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, food service, fuel stations and quick service restaurants, or QSRs. This has increased the competition in the convenience store market sector, which historically has been served by smaller chains and independent retailers. These small and independent operators are finding it increasingly difficult to compete effectively with the aggressive pricing and associated lower margins resulting from increasing competition. Similarly, competition has reduced margins at the fuel pump, causing large fuel retailers to add convenience store and QSR formats in an effort to increase their overall margins. This has further increased competition in the convenience store and fuel station market sectors, which in turn favors the large retailers and distributors that can leverage their size and scale to realize operating efficiencies, thereby lowering their cost base and allowing them to deliver lower prices.

        One of the primary factors that allows such large retailers and distributors to realize operating efficiencies is their use of sophisticated retail information systems, often developed in-house, that provide them with comprehensive visibility into their extended supply chain. Armed with such visibility, these retailers and distributors can more efficiently execute and track all of their operational tasks, such as order optimization, inventory management, merchandising and pricebook management. In addition, this visibility also allows retailers to optimize their pricing and promotion decisions in order to increase demand and sales.

The information system needs of food and fuel retailers and distributors

        In order to compete more effectively, food and fuel retailers and distributors need information systems comparable to those used by the largest food retailers, distributors and major fuel chains in order to be able to realize additional operating efficiencies. In particular, retailers and distributors require robust information systems that can:

—	increase operating efficiencies through tighter integration of in-store, enterprise level and warehouse management systems, enabling visibility across the entire scope of their retail and distribution operations;

—	capture and analyze data and leverage consumers’ demand information to enable advanced forecasting capability and thereby to optimize the ordering and inventory stocking process in the store and in distribution centers; and

—	extend supply chain visibility to include suppliers and customers, enabling retailers and distributors to share data and collaborate between themselves and with suppliers in supply chain decisions.

        However, in order to deter customers from shifting their patronage to the largest chains, smaller retailers and distributors require more than increased operating efficiencies and competitive pricing. In order to compete effectively with these larger chains, smaller retailers need to provide consumers with an enhanced shopping experience through diverse retail formats and better customer service and to incentivize their customer base to increase their patronage of their stores through customer loyalty and other promotion strategies. As a result, in an effort to increase customer retention and influence customer spending habits, retailers and distributors are increasingly seeking information systems that can, in addition to achieving operating efficiencies, also:

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

The food and fuel software opportunity

        Many food and fuel retailers and distributors have historically relied upon a complex set of fragmented and poorly integrated legacy information systems. Such systems are the byproduct of years of delaying implementation of a coherent enterprise-wide IT strategy, favoring patchwork upgrades over comprehensive system revitalization. As a result, most food and fuel retailers and distributors operate information systems that are difficult to adapt to today’s intensely competitive retail and distribution industries. Typically, these retailers’ and distributors’ existing information systems consist of stand-alone Point-of-Sale, or POS, systems with little integration with their back-office and with no enterprise-wide information system. These systems generally cannot be easily modified to provide cross-enterprise visibility, collaboration and integration, nor can they support the information capture and analysis necessary for reliable forecasting and coordinated purchasing decisions. In addition, in continuing to rely on these legacy systems, retailers and distributors face an increasing frequency of breakdowns and system failures, exposing them to the ongoing cost of expensive maintenance.

        In order to remain competitive and avoid the ongoing costs associated with maintaining their legacy systems, many retailers and distributors are seeking to replace their legacy systems with modern, integrated retail information systems that can provide them with visibility across the entire scope of their operations, support collaboration among retailers, distributors and their suppliers, allow enterprise-wide information flow and enable implementation of sophisticated customer loyalty and promotion strategies. We believe that these replacement systems typically will be based upon a modular, open-systems architecture, or non-proprietary software that can be easily integrated into a retailer’s existing IT infrastructure. Systems meeting such criteria provide retailers and distributors with the flexibility to modify their information systems to respond to and manage their changing business environment.

Our Solutions

        Our software solutions provide a robust and comprehensive suite of applications for retailers and distributors, addressing all three principal divisions of the retail and distribution channel – retail stores, headquarters (also called the enterprise level), and warehouses and distribution centers, and enhancing the close relationship and collaboration between retailers and distributors. Our solutions are designed to deliver “synchronized retail” where data and applications are communicating seamlessly between the point-of-sale and supply chain to deliver the greatest cost advantages and revenue generation capabilities to our customers. We believe that our solutions differentiate us from other providers of software solutions to the retail and distribution food and fuel industries because they combine the following attributes:

Our integrated solutions span the retailers’ and distributors’ organization

        We believe that our integrated suite of software solutions is unique among retail and distribution food software solutions, in that it combines the essential elements of an enterprise-wide information system – stores, headquarters and warehouses. Such an integrated solution permits retailers and distributors to generate substantial operating efficiencies and cost savings through efficient management of sales, inventory, purchasing and merchandising.

Our solutions provide for both retail operations management and customer management

        While retail enterprise solutions have traditionally focused exclusively on operations management – principally supply chain and merchandising processes – our enterprise solutions also include sophisticated customer management tools. Our customer management tool, Retalix Loyalty and Promotions, focuses on influencing consumer spending habits through the use of personalized promotions and other loyalty card-based marketing techniques. Our in-store systems provide full support for promotions and loyalty programs at the checkout lane, and are integrated with our enterprise applications. This feature enables retailers to devise a wide variety of loyalty programs and promotions on a chain-wide level that can be easily implemented at the store level. Moreover, our integrated data analysis capabilities enable retailers to explore and analyze customer transactions in detail, allowing them to closely monitor customer spending patterns and to target promotions to their loyalty program members.

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

Our in-store solutions support multiple retail formats and customer service points

        Our in-store solutions offer retailers the ability to support multiple retail formats and customer service points at a single retail site. This enables retailers to use a single software solution to operate different retailing formats such as grocery, fuel, convenience store, car wash and QSRs, and to support a variety of consumer service points, such as kiosk, self-scanning, self-weigh and self-checkout. This assists retailers in attracting new customers and in improving existing customer retention by enhancing the overall in-store consumer experience.

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

        Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext initiatives in the United States and Israel operate enterprise-level applications, such as pricebook, promotions, loyalty, reporting and analysis services, on a software-as-a-service basis, meaning that the application is remotely hosted on our centralized servers and accessed by the independent retailer over the web or private data lines. Our Connected Services allow independent retailers and small chains, in return for a subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thereby compete with them more effectively.

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

Our robust solutions provide system resiliency and data redundancy

        The retail food industry is characterized by a very high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s POS system for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could significantly impair a retailer’s internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest food retailers and distributors and major fuel retailers, capable of supporting very high volumes of stores and checkout lanes without risk of significant malfunction or failure. Equally important, our software architecture protects critical data through its duplication at the server level. In case of system failures, each POS terminal can continue to operate despite the interruption of communications with the back-office or headquarters, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in such large supermarket chains as Carrefour, Tesco, Publix, Sainsbury’s and Woolworths is a strong testament to the robustness and resilience of our in-store solutions.

Our next generation ‘thin client’ architecture reduces the cost and physical footprint of IT systems

        In response to retailers’ increasing demand for software solutions that are easier to use and cheaper to maintain, we develop our next generation solutions based on a “thin client” architecture, using service oriented architecture and software technologies (J2EE and Microsoft .Net). Our “thin client” solutions allow our applications to run on remote servers with the users accessing the applications through a standard browser. These solutions reduce the need for expensive, bulky hardware and software installations at each store location, lower an enterprise’s IT maintenance costs and facilitate enterprise-wide integration. In addition, “thin client” architecture makes it easier and more cost-effective to upgrade software as and when required. This capability to provide for a “thin POS” and a “thin office” solution allows a choice of additional flexibility and cost savings, as part of our product suite.

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

Our enterprise solutions can be easily customized, localized and personalized

        Large and mid-size retailers and distributors require that software products be tailored to fit their operational needs. In many cases, such a requirement demands huge implementation efforts. Our products were designed and built to facilitate customer customization with reduced efforts. In addition, multinational retailers may operate in several locales or countries, and require specific customization per locale, and in some cases personalization capabilities. We offer to meet these needs as part of our customization capabilities.

Our Growth Strategy

        The principal elements of our strategy to achieve our growth objectives are as follows:

Leverage our integrated suite of products to become the leading provider of retail software solutions to the retail and distribution food and fuel industries

        We offer our customers enterprise-wide software solutions that allow them to collect, manage and analyze information across their entire retail enterprise, from the warehouse to the checkout counter. We extended our product offering from in-store solutions to include integrated enterprise level and head office applications. We have added powerful pricing, inventory and DSD capabilities to our offering and have expanded our product offering to include distribution, supply chain execution and warehouse management systems. We believe that with our integrated solutions, we are well positioned to leverage our large customer base to become the leading provider of retail solutions to the retail and distribution food and fuel industries.

Continue to target Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains operating legacy IT systems

        The majority of Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains continue to operate outdated legacy systems that do not provide the functionality required to implement and support the new applications and workflow processes that are necessary to compete effectively in today’s retail food and fuel industries. We believe that our solutions are well positioned to capitalize on this market opportunity because they are:

—	based on open standards software architecture and are hardware neutral;

—	scalable, meaning they can easily support a large number of users before a system upgrade or replacement is needed;

—	able to support multiple retail formats such as grocery, fuel and QSRs with a single solution;

—	able to support multi-national retailers that require a standardized solution that can be easily deployed across their multiple regions and countries; and

—	able to customize and localize our systems to fit the specific requirements of our customers with reduced effort and cost.

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

Continue to develop new products and enhance existing products to address a broader set of food and fuel retailers’ and distributors’ needs

        We strive to develop innovative products and solutions that meet the needs of our customers based on our extensive knowledge and accumulated experience in the development of software solutions for the food and fuel industries. In order to address a broader set of retailers’ and distributors’ needs, we continue to expand the breadth and depth of our product lines by developing and introducing new products and enhancing the functionality of our existing products. Our continuous technological development represents an important part of our value proposition to our customers, as it provides them with access to advanced solutions that meet their changing needs, as well as with a road map for the development of products designed to meet their anticipated future needs. As part of this strategy, we introduced in 2003 a new “thin client” POS software application, and announced the first installation of this new solution built on the Microsoft .NET platform. In September 2005, we announced the introduction of Retalix InSync, our new J2EE-based platform and solution portfolio for retail, supply chain execution and warehouse management systems. The initial implementations of these new solutions are already taking place.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

        In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging our our ability to support multiple enterprises from a single data center, we are now able to offer enterprise level applications, such as product and price management, sales analysis, promotions, loyalty and information services, to Tier 3 and Tier 4 retailers on a SaaS basis. We provide these Connected Services through StoreNext in return for a subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. To date, StoreNext USA has connected about 800 stores and StoreNext Israel has connected over 1,380 stores. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

Leverage our Connected Services customer base to build collaborative retailer-supplier communities

        Through the collection of sales data obtained in providing Connected Services to Tier 3 and Tier 4 retailers, we are able to provide suppliers with aggregated Tier 3 and Tier 4 sales data, including visibility into inventory movement and aggregated market share information. This data enables suppliers to better understand market trends and changing consumer demands, which previously had been difficult to gauge because of the large number of independent retailers and the fragmented nature of the market, thereby enabling suppliers to optimize their supply replenishment strategy. As we add more retailers to our Connected Services, we are able to offer suppliers an increasingly valuable service as we are able to provide them with access to data from a wider group of retailers and, as a result, a more detailed, timely and accurate view of the marketplace. We first established a community for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel venture has reached a critical mass. We intend to provide similar collaboration services through our StoreNext USA venture as the number of subscribers to our Connected Services in the United States grows. We intend to continue to leverage our Connected Services to increase the value of the community to suppliers and to provide us with an additional source of revenue.

Continue broadening market penetration through strategic acquisitions

        Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Over the past few years, we have made a number of strategic acquisitions to expand our product offerings and market position, including the acquisitions of BGI, IDS, TCI Solutions, UNIT and OMI International. We continue to evaluate opportunities to acquire complementary businesses and technologies in the retail and distribution information systems market in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Continue to expand into new geographic markets and additional retail and distribution market sectors

        In the past our primary geographic markets were North America, Israel and Europe. In 2004, we announced significant sales in new markets, such as France and Italy in Europe, and China, Japan and India in Asia, in 2005 we announced significant new business in Australia, and in 2006 we strengthened our activities in Eastern Europe. In addition, we are beginning to expand into other types of retail sectors, such as health and beauty and general merchandise, which have retail characteristics that are similar to the food and fuel retail and distribution market sectors, in an effort to broaden our addressable market.

Our Products

        We have a broad portfolio of software solutions that are designed to meet the retail operations, supply chain management and execution, and customer management needs of the entire range of food and fuel retailers and distributors, from multi-national supermarket and major convenience store chains and major fuel retailers to local independent grocers. We offer our customers a suite of software products to address the principal elements of their retail operations:

        In-Store Solutions: Suite of software solutions that provides supermarkets, convenience stores, fuel retailers and QSRs with applications supporting multiple types of customer service points, such as regular checkout, self-service kiosk, self-scanning and self-checkout, providing comprehensive in-store operational and management tools for POS, front-office and back-office operations and allowing mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices. Our in-store solutions consist of our POS systems – StoreLine for the grocery and health and beauty market and StorePoint for the convenience store, fuel retail and QSR market – as well as additional back-office modules, Retalix Pocket Office and Retalix Store. In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our in-store solutions, specifically Retalix StoreLine and Retalix StorePoint solutions.

        Enterprise Headquarters Solutions: Suite of software tools that provides retailers and distributors with a comprehensive, modular solution which centralizes operation and management of their enterprise-wide and back-office activities such as product and price planning and management, promotions, merchandising, inventory management, direct store delivery management, receiving and ordering, and reporting and analysis. Our enterprise solutions also provide customer relationship management tools, enabling a wide variety of personalized and targeted promotions and loyalty card-based marketing techniques. For the grocery retail market our main offerings are the integrated in-store and headquarters software, now marketed as Retalix Store and Retalix HQ. For the fuel and convenience store markets our main product is our Microsoft .Net-based headquarters solution for convenience store, Retalix HQ-Convenience (HQC). For the food and convenience distributors, our main offering is Retalix Power Enterprise.

        Supply Chain Management and Warehouse Management Solutions: Suite of supply chain management and warehouse management software solutions that provides retailers and distributors with a range of applications designed to help them manage complex, multi-facility warehouses and distribution centers. These applications include warehouse management, automated procurement, merchandising, order management, order-optimization, invoice reconciliation, transportation management, yard management, and dock scheduling. Our supply chain execution and warehouse management systems consist of TRICEPS Warehouse Management (WMS), BICEPS Purchasing Management, PROMPT Invoice Matching, Retalix Yard Management (formerly marketed as MDS), ABS Billing and Order Management, and Retalix DemandAnalytX (DAX) for demand forecasting and order optimization. Our new Retalix InSync Solution Portfolio will consolidate most of these offerings into a single product portfolio.

        Food Distribution Enterprise Solutions: A suite of supply chain execution and warehouse management software solutions that provides food retail and food service distributors with a complete solution to run their business. This suite of products includes modules that provide purchasing, ordering, billing, rebates, accounting, electronic data interchange, or EDI, tradeshow management, and warehouse management (WMS) package for foodservice or grocery distribution; a web based ordering portal for retailers ordering from a foodservice, convenience store or grocery distributor; a web based supplier portal; a portable sales force automation solution for the food service industry; and a handheld solution for distributors. Our distribution solutions also include a suite of transportation management applications for food retail and food service distributors, including Retalix Dock Scheduling (formerly BGI SmartDock.net) and Retalix Traffic Management (formerly BGI TMS). We added these solutions to our product suite in May 2007 through our acquisition of certain intellectual property assets of BGI International.

        SaaS and Supplier Solutions: Our StoreNext solutions, tailored to smaller chains and independent grocers, enable smaller establishments with limited IT resources to enjoy the benefits of our headquarters and back office applications through an SaaS model, which we host and is accessible over the web or private data lines. We also offer collaborative solutions that provide retailers and their suppliers with the ability to exchange data and collaborate electronically in order to achieve greater efficiencies throughout the supply chain. We anticipate that revenues relating to these solutions will account for a growing portion of our overall revenues in future periods. Although the overall impact on us in the near term will be modest, we believe that revenues from these solutions will be an important source of revenues to us in the longer term.

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

Product	Description / Features	Technology Platform	Target Markets

In-Store Solutions
Retalix StoreLine	— POS and front office solution		— Supermarkets and grocers - All Tiers
	— Keyboard or touch	— Client server, Windows operating system
— Highly configurable
— Multi-language, currency and tax
— High availability and resilience
— Hardware neutral
— Supports multiple types of POS
formats - grocery, fuel, QSR

Retalix Store.net	— POS solution		— Supermarkets and grocers - All Tiers
	— Allows retailers to run POS	— Open architecture
	applications remotely	— Based on "thin client' architecture
	— Reduces total cost of ownership	— Developed on the Microsoft. Net platform
of In-store IT infrastructure
— Highly scalable
Retalix StorePoint	— POS, front-office and back-office		— Convenience stores, QSRs, and fuel retailers
	solution	— Client server, Windows operating system
— Touch based, highly configurable
— Multi-language, currency and tax
— High availability and resilience
— Hardware neutral
— Supports multiple types of POS
formats - convenience store, fuel,
QSR, kiosk
Retalix Pocket	— Mobile, hand-held suite of front-		— Supermarkets and grocers - All Tiers
Office	office and back-office applications	— Microsoft Windows CE platform	— Convenience stores
— Allows employees to perform
front-office and back-office
functions from their in-store
location

Retalix Back	— Functionally rich	— Client server, Windows operating	— Supermarkets and grocers -
Office	Back-office applications	system	Tier 2 - Tier 4
— Interfaces to several types of
POS formats
— Integrated with StoreLine
Retalix Store	— Functionally rich store based	— Client server, Windows operating	— Supermarkets and grocers -
	Back-office applications	system, database independent	Tier 1 - Tier 3
	— Powerful price generation and	— Developed on Delphi
competitive pricing capabilities
— DSD, Inventory
— Interfaces to many types of POS
formats and vendors
— Integrated with Retalix HQ
Retalix ScanMaster	— POS solution		— Supermarkets and grocers -
	— Highly configurable	— Client server, Windows operating	Tier 3 & Tier 4
	— Multi-language and tax	system
— Broad set of customer loyalty
functionality support
— Integrated with self-checkout
systems

Enterprise Solutions
Retalix HQ	— Functionally rich head-	— Client server, Windows operating	— Tier 1 - Tier 3 supermarkets
	office applications	system, Database independent
	— Powerful price generation and	— Developed on Delphi
competitive pricing capabilities
— DSD, Inventory

— Integrated with Retalix DAX and
Retalix Loyalty
Retalix InSync ThinStore	— DSD, Receiving, Shelf Price Audit	— J2EE, Websphere, operating	— Tier 1 - Tier 3 supermarkets
system and database independent

Retalix	— Enterprise system for central		— Large chain convenience
HQ for C-Stores	management of head-office and	— Web-based, open architecture	stores and fuel retailers
	back-office applications	— Based on web services and `thin
	— Broad functionality - product and	client' architecture
	pricing, ordering, receiving,	— Developed on the Microsoft .NET
	analysis and reporting	platform

— Single data repository
— Integrated with Retalix
StorePoint
— Reduces the technology footprint
and maintenance in the retail store
Retalix Loyalty and	— Enterprise system for central		— Tier 1 & Tier 2 supermarkets
Central Promotions	management of consumer loyalty	— Web-based, open architecture	— Large chain convenience
	programs and promotions	— Based on web services and `thin	stores and fuel retailers
client' architecture
	— Integrated with Retalix	— Developed on the Microsoft .NET
	StoreLine and StorePoint	platform.
— Powerful customizable promotion
Engine
— Supports a wide variety of
loyalty programs, from simple
loyalty cards to long term programs

Supply Chain Management
(SCM) and Warehouse
Management (WMS)
Solutions
TRICEPS Warehouse	— Automated warehouse location		— Tier 1 & Tier 2 supermarkets
Management	and task management system	— Advanced Radio Frequency (RF)
	— Optimizes distribution of	and Voice technology
warehouse resources
— Provides real time warehouse data
To warehouse managers
BICEPS Purchasing	— Automated procurement system		— Tier 1 & Tier 2 supermarkets
Management	— "Just in time" and forward
buying procurement
— Invoice and purchase order
reconciliation
— Vendor profiling
— Item inventory management
PROMPT Invoice	— Automated invoice reconciliation		— Tier 1 & Tier 2 supermarkets
Matching	System	— EDI and EFT technology
— Tracks invoices and interfaces
with general ledger systems
— Provides real time inventory
levels
— Reduces time necessary to
resolve cost discrepancies
Yard	— Automated yard and dock		— Tier 1 & Tier 2 supermarkets
Management (a.k.a.	resource management system	— Advanced RF, EDI and	— Tier 1 & Tier 2 grocery and food service distributors
MDS)
	— Real time management of yard /	Advanced Ship Notice (ASN)
	dock arrivals and departures	technology

— Automatically directs arrivals to
optimal storage location
— Manages trailer usage and reduces
bottlenecks
ABS Billing and Order	— Automated billing and pricing		— Tier 1 & Tier 2 supermarkets
Management	system
— Enables billing that reflects pre-
determined margin objectives
— Provides custom pricing according
to item
— Allows multiple order types and
calculation methods
DemandAnalytX (DAX)	— Interprets store-level POS data,	— Demand forecasting and	— Tier 1 - Tier 3 supermarkets
	forecasts demand	replenishment optimization	— Large and small chain convenience stores
— Determines and places optimal
	replenishment orders		— Tier 1 - Tier 3 distributors
— Manages order approval and stock
taking in the store using handhelds
Retalix InSync Master	— Master data management	— J2EE, Websphere, operating	— Tier 1 - Tier 3 supermarkets
Data Management (MDM)
	— Data synchronization	system and database independent	— Tier 1 - Tier 3 distributors
— Global data synchronization
network & general staging
Retalix InSync	— Distribution center purchasing	— J2EE, Websphere, operating	— Tier 1 - Tier 3 supermarkets
Purchasing	— Load building	system and database independent	— Tier 1 - Tier 3 distributors
— Cost management
— Deals management
— Supplier portal

Distributor Solutions
Retalix Power Enterprise	— ERP solution for food and	— iSeries based	— Tier 1 - Tier 3 distributors
	foodservice distributors		— Tier 2 & Tier 3 supermarkets
— Master data - item, supplier,
store, etc.
— Ordering, receiving, forecasting,
deals and more
— Tradeshow management

Retalix Power Warehouse	— Automated warehouse location and	— iSeries based	— Tier 1 - Tier 3 distributors
task management system
— Advanced RF & Voice technology
Retalix Power BUY	— Advanced procurement solution for	— iSeries based	— Tier 1 - Tier 3 distributors
	food and foodservice distributors		— Tier 2 & Tier 3 supermarkets
— Forecasting

— Ordering, receiving
— Load balancing
Retalix Power NET	— Web Customer Portal, manage	— Java based	— Tier 1 & Tier 3
	store orders		distributors
— Web Supplier Portal
— Tier 2 - Tier 3 supermarkets
Retalix PDA	— Handheld applications for delivery	— Java based	— Tier 1 - Tier 3 distributors
— Tier 1 - Tier 3 distributors
SaaS and Supplier
Solutions
Connected Services	— Provides retailers access to SaaS	— ASP.NET technology for	— Tier 3 & Tier 4
	applications in return for a	enterprise and back-office	independent grocers
	subscription fee	applications
— Allows these retailers access to
applications that would otherwise be
too expensive or difficult to manage
in-house
Supplier Solutions	— Aggregated retail food industry		— Suppliers to all Tiers of
	data		supermarkets and grocers
— Collaborative supply chain
functionality

— Enables supplier to better
understand market trends and
consumer demands

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

Retalix StoreLine

        Retalix StoreLine is a fully integrated, modular, open architecture POS solution for multiple format supermarket and grocery chains. Specifically designed to cater to the larger supermarket chains that frequently add new formats and additional related services, Retalix StoreLine provides retailers with a comprehensive set of supermarket operational and management capabilities. Retalix StoreLine also offers interfaces to enterprise level systems and to third-party applications as well as to payment service providers. The Retalix StoreLine software suite supports multiple in-store retail formats, such as fuel and QSRs, and a variety of customer service points, such as self-scanning, self-weigh and self-checkout. In addition, Retalix StoreLine also provides the option of back-office functionality, such as inventory, supplier and employee management. Capable of running on either the Microsoft or Linux operating systems, Retalix StoreLine’s client server architecture is hardware neutral, supporting a variety of open and proprietary hardware devices, such as full-screen customer displays, color touch screens, scanners and checkout and scales, as well as hardware supplied by leading vendors, including Fujitsu, IBM, NCR, Epson, Dell and Wincor-Nixdorf.

        In addition to its core POS and front-office and back-office functionality, the Retalix StoreLine software suite supports additional integrated modules, such as:

        Retalix StoreLine QSR – touch-screen based POS application for in-store quick service restaurants;

        Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by automatic vehicle identification devices;

        Retalix Self Checkout – customer self-scanning checkout that requires little or no staff assistance and, through integration with the back- office, ensures up-to-date pricing and promotions;

        Retalix U-Weigh – easy to use, touch-screen customer-operated device for weighing fruit and vegetables that saves customers time at the checkout and allows retailers to make real-time price adjustments; and

        Retalix Kiosk – multimedia information and sales kiosk that, through integration with our enterprise solution, provides real-time, in- store information on merchandise, pricing and promotions.

        Customized versions of Retalix StoreLine software solutions include ISS45, which is distributed by StoreNext USA, Retalix Next, which is distributed by Retalix Israel to independent retailers in Israel, and POSition, a Wincor-Nixdorf branded offering, which was adapted to meet the needs of customers in German-speaking countries and in Italy.

        In addition, our Retalix ScanMaster branded solutions are Windows-based open platform POS software systems tailored to fit the needs of small chain and single store supermarkets. ScanMaster, developed by Retalix Pittsburgh, previously RCS, is tailored for the independent and small chain grocery market sector in the United States. Its configurable functionality allows retailers to preselect only the subset of functionality that fits their needs. Developed on the Microsoft platform, ScanMaster operates on multiple Microsoft Windows operating systems.

Retalix Store.net

        Retalix Store.net is a thin client version of our POS product developed on the Microsoft .NET platform. Retalix Store.net allows retailers to access POS applications on their in-store POS systems located on back-office or centralized servers. This reduces the total cost of ownership of retailers’ in-store IT infrastructure by enabling retailers to use their existing POS hardware to access next-generation retail applications. Store.net was first deployed in 2003 at all Partner Communications stores in Israel (the Israeli franchisee of Orange plc, the international cellular communications operator). In 2007 Retalix Store.net was deployed in supermarkets owned and operated by Supersol, Israel’s largest grocery retailer. The rollout to Supersol stores is still continuing.

Retalix StorePoint

        Retalix StorePoint is a fully integrated, modular open architecture POS solution for the multi-format convenience store and fuel sectors. StorePoint supports a variety of retail formats, such as convenience stores, fuel forecourts, quick service restaurants and self-service kiosks. By using StorePoint, convenience stores and fuel retailers can use one integrated solution for item scanning, fuel sales and food service sales. In addition, StorePoint also provides extensive front office and back-office functionality, such as ordering and receiving, inventory management, petroleum inventory management, supplier and employee management, as well as specialized functionality for the food service environment, such as menu, recipe and waste management. StorePoint interfaces with various head office systems, allowing central management and decision control for the entire enterprise. Operating on a Windows platform, StorePoint is a pre-integrated, modular solution that allows for easy and cost-effective on-site installation.

        In addition to its core POS and front-office and back-office functionality, the StorePoint software suite supports additional integrated modules such as:

        Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by audio-video-interleave devices;

        Retalix Forecourt Server – software forecourt controller that can serve as a cheaper and a functionally richer option than the traditional hardware-based forecourt controllers, enabling control of fuel pumps, fuel tanks, price polls and other forecourt devices;

        Retalix QSR – touch-screen based, easy-to-use application for selling quick-service food service to match any fast food, espresso bar, and food service type establishments. Includes the necessary inventory functions defining product tree, waste control, etc. as well as order preparation instructions and interactive kitchen order screens; and

        Retalix Self-Serve – food service with self-order stations and drive-thru operations support.

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

Retalix BackOffice (RBO)

        RBO is an integrated in-store solution that provides item maintenance, inventory and pricebook management, reporting and analysis and store receiving. RBO uses an open architecture approach and is available as a suite of modular components. In addition to providing item maintenance and reporting, RBO interfaces with hand-held terminals for verification and receiving. RBO is sold primarily to Tier 3 and Tier 4 food retailers through our StoreNext initiative.

Retalix Store

        Retalix Store, a store back-office application, is used in North America by Tier 2 and Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation, inventory management and POS connectivity to most existing POS systems. Retalix Store is a Delphi based client-server solution, and is database independent.

Enterprise Solutions

Retalix HQ

        Retalix HQ, a headquarters application, is a retail headquarters system used in North America by Tier 1 through Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation and POS connectivity to most existing POS systems. Retalix HQ is a Delphi based client-server solution, and is database independent.

Retalix InSync ThinStore

        Retalix InSync ThinStore is our next generation, browser-based centralized back office and head office application developed on the Retalix InSync Platform. Expanding on the Retalix HQ and Retalix Store functionalities, will be offered to Tier 1 through Tier 3 retailers.

Retalix HQ for C-Stores (HQC) – HQ Solutions for Convenience Stores and Fuel Retailers (HQC)

        HQC is a Microsoft .NET web-based application that provides large and mid-size convenience store chains with a comprehensive, modular solution addressing their retail headquarters needs, including product management, store sales audit and alert capabilities and reporting and analysis. Combining both head-office and back-office applications, HQC is integrated with our convenience store in-store solutions, allowing for synchronized information flow between the head-office and back-office.

        HQC is an integrated set of modules addressing a convenience store retailer’s operations, including:

—	Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria;

—	Store Sales Audit and Alerts – allows retailers to mine store sales and operation data for exceptions based on business rules and facilitates management by analysis of exceptions;

—	Document Management - assists with invoices, POS, returns and other features;

—	POS Hosting – assists retailers with POS parameters, keyboards, modifiers, price changes, and other features;

—	Sales Analysis –facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

—	Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

—	Promotions – provides retailers with the ability to deliver a wide assortment of promotions that can be configured according to various criteria, such as types of purchase thresholds, duration, reward types and type of POS system. In addition, the Promotions module provides a synchronized, two-way flow of data between the enterprise and the POS that enables promotions to be transmitted and implemented at the store level and their results to be analyzed at the headquarters level.

Retalix Loyalty and Central Promotions

        Retalix Loyalty and Central Promotions is a set of consumer-oriented electronic marketing tools that enables retailers, at the enterprise level and the store level, to implement a wide variety of broad-based, promotions and loyalty card-based marketing programs. Retalix Loyalty allows retailers, through the use of targeted promotions and advanced marketing techniques, to increase customer retention and spending by influencing customer shopping patterns. The solution also allows retailers to continually measure the effectiveness of promotion campaigns and to draw upon their results when setting up future campaigns. The main advantages of Retalix Loyalty include providing retailers the ability to:

—	create and sustain customer interest;

—	focus on household spending over time;

—	optimize value through customer segmentation;

—	simplify campaign management;

—	manage supplier funding;

—	develop built-in cost controls; and

—	develop personalized marketing programs.

Supply Chain Management and Warehouse Management Solutions

Retalix TRICEPS Warehouse Management

        Retalix TRICEPS Warehouse Management is a warehouse management system that utilizes sophisticated wireless radio frequency, or RF, and voice activated technology to automate location and task management. Through the use of distribution control features and labor management tools, TRICEPS enables retailers to manage complex warehouse facility operations efficiently, increase warehouse service levels and reduce operating expenses. TRICEPS functionality includes optimal storage management, order fulfillment, product replenishment notification, labor forecasting, task management and advanced real-time inventory control.

Retalix BICEPS Purchasing Management

        Retalix BICEPS Purchasing Management is an automated procurement system that handles “just-in-time” turn, promotion, forward buy and invoice/purchase order reconciliations. BICEPS enables retailers’ purchasing departments to identify and purchase products according to item and category criteria, and thereby to identify opportunities to improve inventory quality and profit margins. In addition, BICEPS allows retailers to view and manage transactions, costing, movement and forecasting data and to make immediate decisions for margin improvement. BICEPS functionality includes online continuous replenishment, inventory tracking and evaluation, recommended ordering, multiple product sourcing, forecasting and online accounts payable reconciliation.

Retalix PROMPT Invoice Matching

        Retalix PROMPT Invoice Matching is a fully automated invoice reconciliation system that integrates a retailer’s accounts payable function with purchasing and receiving, allowing confirmation of invoices in advance of payments to suppliers. Through the use of electronic data interchange, or EDI, technology and electronic funds transfer, or EFT, technology, PROMPT enables the immediate reconciliation of invoices and allows the value of any missing items to be deducted from a vendor’s invoice. In this way, PROMPT allows retailers to manage invoice reconciliation electronically, thus saving the time and effort required to reconcile invoices manually and improving gross margins.

Retalix Yard Management (formerly MDS)

        Through the use of RF identification tags, Retalix Yard Management allows retailers to monitor all yard arrivals and departures and track each trailer or container by location, movement, status and availability. This visibility into the movement of goods through their yards allows retailers to manage yard resources more efficiently, eliminate trailer wait time, improve resource and product scheduling and direct incoming goods to optimal storage locations.

Retalix ABS Billing and Order Management

        Retalix ABS Billing and Order Management is an automated product ordering solution that enables retailers to process and fulfill customer orders. ABS provides retailers with the flexibility to determine the most efficient way to source products through the support of multiple shipping options.

Retalix DemandAnalytX

        Our DemandAnalytX software suite interprets store-level POS data, forecasts consumer demand and determines optimized replenishment orders, enabling retailers and distributors to improve supply chain management. Through the use of sophisticated optimization algorithms, this solution allows retailers and suppliers to increase on-shelf availability and sales while reducing inventory levels and out-of-stock situations.

Distribution Solutions

Retalix Power Enterprise

        Retalix Power Enterprise provides a complete solution for foodservice, convenience store or grocery distributors. Includes enterprise master data management, purchasing, ordering, billing, light warehouse management, rebates, accounting, EDI, tradeshow management, and other features; based on the IBM iSeries technology and the DB400 database; has Java based graphical user interface, or GUI;

Retalix Power Warehouse

        Retalix Power Warehouse is a full featured WMS application for foodservice, convenience store and grocery distribution. Main modules include: receiving, inventory management, shipping, labor management, voice and RF directed movements and others; based on the IBM iSeries technology and the DB400 database; has Java based GUI;

Retalix Power Buy

        Retalix Power Buy is an advanced buying application for foodservice, convenience store and grocery distribution that supports seasonality trends, buyers workflow, and other areas; based on the IBM iSeries technology and the DB400 database; has Java based GUI;

Retalix Power Sell

        Retalix Power Sell is a PC based sales-force automation software tool to assist sales agents of foodservice, convenience store and grocery distributors in their work while visiting customers (retail chains, food service locations, etc.);

Retalix Power Net

        Retalix Power Net is a web based Portal that includes 2 main modules: Customer Portal for retailers ordering from a foodservice, convenience store or grocery distributor; and Supplier Portal for suppliers’ relation management and collaboration with a foodservice, convenience store or grocery distributor.

Retalix Dock Scheduling (formerly BGI SmartDock.net)

        Retalix Dock Scheduling is used by operators of distribution centers to manage all planned shipments, allowing for quick carrier assignment and scheduling. Loading/unloading duration calculations are done by the planning module or defined by the scheduler. Retalix Dock Scheduling automatically displays available appointments by load due date and recommends the appropriate dock and door group. Retalix Dock Scheduling’s Carrier Web-Scheduling module allows user approved carriers to schedule their own appointments via the internet. The system’s drop yard module provides visibility and detailed tracking of drop trailers and containers throughout the shipping and receiving process and enables products to be easily located at the facility by trailer and location. This helps to eliminate expensive detention and demurrage charges by identifying and prioritizing trailer and container loading and unloading.

Retalix Traffic Management (formerly BGI TMS)

        Retalix Traffic Management is a complete traffic management system for food and consumer goods distributors. Designed to seamlessly interface with existing procurement and warehouse management applications, the system eliminates manual activities including fleet costing, carrier rate selection, vendor allowance calculations, pallet control, performance monitoring and reporting and management income reports. Retalix Traffic Management supports fleet costing by calculating mileage charges, driver labor costs, straight and overtime, unloading costs and miscellaneous costs such as layover charges. It also calculates cost based on the incremental mileage incurred in making a backhaul pickup. A variety of customizable reports enables users to track new revenue generating opportunities and provide real-time measurement and control.

Retalix InSync

        In September 2005, we announced our new next-generation portfolio of synchronized applications – the only complete suite designed and developed specifically to meet the requirements of retailers, distributors and operators in the grocery and foodservice industries. Retalix InSync brings together more than 20 years of accumulated industry and software development expertise and experience from us, OMI International, IDS and TCI Solutions.

        Retalix InSync is based on state-of-the-art technology and architecture, including such technical features as:

—	service oriented architecture (SOA);

—	web services;

—	Java/J2EE development standard;

—	database independence (DB2, MS-SQL, Oracle);

—	interoperability (Unix, Linux, Windows, iSeries, Mainframes); and

—	application server independence (IBM WebSphere, Jboss).

        The Retalix InSync solution portfolio currently includes the following:

—	Retalix InSync MDM (Master Data Management) – a module that facilitates maintenance of business entities and catalog data, integration with external data sources, data staging and workflow based data integration processes;

—	Retalix InSync Purchasing – a purchasing solution for the retail and distribution markets. Includes demand forecasting, purchase order triggering, generation and review, load building, price brackets and perpetual inventory;

—	Order Management & Billing –allows retail and distribution organizations to improve the operations of distribution centers by attempting to optimize the handling process of store and customer orders. The product supports product substitutions, short product allocation, and short date product forced distribution, while integrating demand signals and inventory positions;

—	ThinStore – a thin-client, browser-based centralized store back-office application that runs at the headquarters as if it were installed at each store, reduces the amount of hardware and software in the store and requires less maintenance. Includes ordering and receiving, inventory management, download and upload functions between the headquarters and store equipment, such as POS and scales; and

—	Retalix InSync Analyzer– a set of analytic applications that use the advanced Qlik-View business intelligence tool. Each Retalix InSync Analyzer application provides a sophisticated set of integrated online and graphical reports.

SaaS Solutions

        Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the systems necessary to meet them. Through our StoreNext initiatives, we have leveraged our ability to support multiple enterprises from a single platform to offer our applications to these independent and small chain food retailers on a Software-as-a-Service (SaaS) basis. These SaaS solutions, or Connected Services, allow independent retailers and small chains, in return for a subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can enjoy greater operating efficiencies, and thereby become more competitive with the larger food retailers.

Supplier Solutions

        Through the collection of sales data obtained in providing Connected Services to Tier 3 and Tier 4 food retailers, we provide suppliers with aggregated Tier 3 and Tier 4 retailer data, as well as aggregated market share information. We first established a community for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel initiative has reached a critical mass. We intend to provide similar services through our StoreNext USA venture as the number of subscribers to our Connected Services in the United States grows. In addition, we also offer EDI messaging services that enable the exchange of data between retailers and suppliers electronically using standard data format and protocols.

Professional Services

        Our professional services personnel provide customers with expertise and assistance in planning, designing and implementing our software solutions. Professional services personnel assist retailers with initial system planning, business process definition, gap analysis, configuration, implementation, historical data conversion, training, education and project management. Our personnel build interfaces for our in-store, enterprise and warehouse management systems.

        Our professional services personnel also help to customize our products to our customers’ needs, enhancing retailers’ current information systems and managing upgrades and conversions. We provide custom application development work for customers billed on a project or per diem basis. We monitor our customization projects on a regular basis to determine whether any customized requirements should become part of our product offerings. For example, we have incorporated many changes requested by our Tier 1 retail food customers into our POS product offerings.

        We believe that our professional services personnel facilitate a retailer’s early success with our products, strengthen our relationships with the retailer and enhance our industry-specific knowledge for use in future implementation and software development projects.

Customers

        Our software has been deployed worldwide in supermarket and grocery stores, convenience stores, fuel retailers and quick service restaurants. Our software is also used in North America and Australia by foodservice, convenience and grocery distributors. The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2006 and 2007 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

A.S. Watson (Europe, Asia)	7-Eleven Oklahoma (US)	Dunkin Donuts (US)
Big Y (US)	Alon Oil (US)	Food Services of America (US)
Brookshire Brothers (US)	BP (UK)	Metcash (Australia)
Carrefour (Europe)	Casey's (US)	National Meats (Jamaica)
Costco (US)	Husky Oil (Canada)	Odom Corp. (US)
Delhaize (Europe)	Irving Oil (Canada)	Sysco (US)
Food Lion (US)	Love's (US)	Thomas & Howard (US)
Hannaford Bros. (US)	Pilot Corporation (US)
Hy-Vee (US)	Reiten Group (Norway)
Intermarche (Europe)	Tesoro (US)
Overwaitea (Canada)	The Pantry (US)
Publix (US)
Reliance Retail (India)
Sainsbury's (UK)
SaveMart (US)
Shoprite Checkers (South Africa)
Stater Brothers (US)
SuperValu (US)
Tesco (Global)
Woolworth's (Australia)

Recent Significant Acquisitions

        In March 2008, we acquired additional 5% of StoreNext USA for an aggregate amount of $625,000 and increased our holdings in this entity to 100%.

        In May 2007, we acquired the assets of BGI International, which provides a suite of software products for food and consumer goods distributors. Retalix acquired the assets of BGI International (and certain identified liabilities) for an initial upfront payment of $1.35 million and an additional $150,000 amount to be paid on the two year anniversary date of the acquisition, to be netted with any compensation paid for any damages as provided for under the contract and any amounts requiring additional reserves for unresolved claims. In addition, up to an additional $1.4 million will be payable by us over the next three years based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds. This acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

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

        On April 1, 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The solutions of TCI Solutions enable grocers to automate complex pricing strategies, streamline inventory management processes, and execute consistently across the retail enterprise, from headquarters to the store. TCI Solutions’ flagship offering, TCI Retail, consists of headquarters and in-store applications that provide supermarket operators with the control, automation and execution capabilities necessary to increase revenue, lower costs and improve margins in today’s complex retail environment. The solutions of TCI Solutions enable grocers to accelerate and improve decision-making through enterprise-wide merchandising and store operations solutions. We believe that the acquisition of TCI Solutions will strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products.

        Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged with and into one of our subsidiaries in November 2005, and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash.

        On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares, which were held in escrow, were released to the sellers after certain customer retention milestones were met as of April 1, 2007. 69,481 shares and approximately $1.1 million in cash are still being held in escrow pending third party claim that has not yet been resolved. IDS’s solutions enable distributors in the grocery, convenience store and food service markets to achieve increased productivity, improved customer service and operational cost savings. We believe the acquisition of IDS has enabled us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings and in particular those which collaborate between retail and supply organizations, broaden our customer base and expand our suite of products.

The StoreNext Initiatives

StoreNext USA

        Established in 2002 with Fujitsu Transaction Solutions, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). This initiative manages the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. . Retalix receives revenues from the sale of its software solutions to StoreNext USA. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2007, we estimate that StoreNext USA had more then 800 stores that have signed up to Connected Services. In March 2006, Retalix increased its ownership of StoreNext USA from 50.01% to 95% for consideration of approximately $4.9 million. In March 2008, Retalix increased its ownership of StoreNext USA from 95% to 100% for consideration of approximately $625,000.

StoreNext Israel

        Established in 1999, StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include over 1,380 stores and approximately 1,000 suppliers.

        StoreNext Israel is a business initiative controlled by us. In addition there are three other Israeli shareholders in this initiative: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, Israel’s largest bank; and the Central Bottling Company Ltd. (Coca Cola Israel). As of December 31, 2007, we owned directly and through one of our wholly owned subsidiaries, approximately 51.5% of the issued share capital of StoreNext Israel. In addition, approximately 270,000 ordinary shares of StoreNext Israel, or approximately 7.7% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to our and StoreNext Israel’s employees. An additional 90,000 ordinary shares of StoreNext Israel, or approximately 2.6% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola Israel. An additional 305,973 ordinary shares of StoreNext Israel, or approximately 8.75% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of an option granted to Isracard.

        Certain distributions by StoreNext Israel to its shareholders require the consent of certain shareholders. Our shares in StoreNext Israel are subject to certain put and call options held by other shareholders of StoreNext Israel.

Sales and Marketing

        We distribute our products through direct sales, distributors and local business systems dealers. We market our products to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers through a direct sales force in the United States, Europe, Asia, Australia and Israel, augmented by a combination of channel partners and integrators. Sales to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers have historically represented the substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers indirectly through our channel partners, subsidiaries and through our StoreNext initiatives in the United States and Israel. For larger supermarket and convenience store chains, fuel retailers and distributors, we also provide professional services including project management, implementation, application training and technical and documentation services. We also provide development services to customize our applications to meet specific requirements of our customers, as well as ongoing support and maintenance services.

        In addition, we participate in marketing programs with several companies, including IBM. Our marketing efforts are focused on increasing our brand recognition, as well as increasing awareness of the competitive advantages of our software solutions. We participate in major trade show events and conferences and advertise in trade publications.

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

Marketing Alliances

        In 2001, we joined IBM Corporation’s independent software vendor, or ISV, business partner program designed to promote marketing partnerships between independent software vendors and IBM. We work with IBM on several large accounts, primarily in the convenience store market. We are included on IBM’s ISV partner list.

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

Competition

        Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers such as PCMS and Torex. On the enterprise level, our principal competitors in the supermarket and grocery market are SoftTechniques and BRData, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA and Aldata, and from larger ERP software companies such as Oracle (which acquired Retek and Profitlogic) and SAP (which acquired Triversity and Khimetrics). In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems, Pinnacle Systems, Gilbarco, VeriFone and Wincor-Nixdorf. In the supply chain execution and warehouse management markets, our competition includes Manhattan Associates and Red Prairie. Some competitors, such as Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

        The market for retail software systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

—	breadth of product offerings;

—	interoperability of solutions and solution components;

—	suitability for multi-national, multi-concept retailers;

—	quality track record;

—	established reputation with key customers;

—	products that balance feature/performance requirements with cost effectiveness;

—	scope and responsiveness of professional services and technical support;

—	retail and business know-how and expertise;

—	compatibility with emerging industry standards;

—	ease of upgrading and ease of use; and

—	timeliness of new product introductions.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Proportion of voting power held (%)	Proportion of ownership interest held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	100	100
C-StoreMatrix.com Inc. (2)	United States	25	25
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (3)	Israel	100	100
StoreAlliance.com Ltd. (4)	Israel	51.5	51.5
StoreNext Ltd. (5)	Israel	51.5	51.5
TradaNet Electronic Commerce Services Ltd. (5)	Israel	51.5	51.5
IREX - Israel Retail Exchange Ltd. (5)	Israel	51.5	51.5
Cell-Time Ltd. (6)	Israel	17.1	33
DemandX Ltd. (5)	Israel	51.5	51.5
Retail College StoreNext Ltd. (7)	Israel	45.1	90
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Net Point Ltd.	Israel	95	95
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Orlan Orion Systems Ltd. (2)	Israel	100	100
Retalix (UK) Limited	United.Kingdom	100	100
Retalix Italia S.p.A	Italy	100	100
M.P.S. Millennium Pos Solutions S.r.l	Italy	100	100
Retalix France SARL	France	100	100
Retalix SA PTY Ltd.	South.Africa	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.

(2)	Ceased operations.

(3)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd.

(4)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

(5)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.

(6)	33% owned by our subsidiary, StoreAlliance.com Ltd.

(7)	90% owned by our subsidiary, StoreAlliance.com Ltd. Ceased operations in December, 2006.

D. Property, Plants and Equipment

        Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 7,300 square meters of office space, of which approximately 3,500 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 3,800 square meters are leased from other third parties for shorter terms. In 2007, we purchased the 3rd floor (in unfinished condition) of the building in which our corporate headquarters are located in Ra’anana, Israel.

        In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, California, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania, Florida and Texas, as well as in London, England, Paris, France, Ivrea and Rome in Italy, Sydney, Australia, Tokyo, Japan and Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

ITEM 4A – UNRESOLVED STAFF COMMENTS

        None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes to those financial statements included elsewhere in this annual report.

A. Operating Results

Overview

General

        We are an independent provider of integrated enterprise-wide software solutions to global food and fuel retailers and distributors. Spanning the retail and distribution supply chain from the warehouse to the point of sale, our suite of software solutions integrates the retail information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and warehouses. Our comprehensive integrated solution suite enables retailers and distributors to manage their operations more efficiently, reduce costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale.

        Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, introducing new products, expanding the features and functionality of our existing products and acquiring complementary businesses, including most recently, certain intellectual property assets from BGI International in 2007, and Base Products in February 2006, TCI Solutions and IDS in April 2005.

        We generate revenues from the sale of licenses for our software solutions, maintenance and related services, principally software modifications requested by customers. We have derived the substantial majority of our historical revenues from the sale of licenses and related services for our software solutions to large (Tier 1 and Tier 2) supermarkets and convenience store chains and major fuel retailers, and we anticipate that revenues from such customers will continue to represent the substantial majority of our revenues over the near term. Measured by contribution of our software solutions by product line, we have historically derived the substantial majority of our product sales from the sale of our in-store solutions product line, specifically our StoreLine and StorePoint solutions.

        We also generate revenues from sales of licenses for our software solutions, maintenance and related services to Tier 3 and Tier 4 grocers in the United States and to a lesser extent in Israel. To some extent, we also sell to such customers hardware manufactured by third parties such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. In addition, leveraging on our ability to support multiple enterprises from a single data center, we offer Tier 3 and Tier 4 grocers in the United States and Israel a variety of hosted applications, such as pricebook, promotions, loyalty and information services, which we refer to as Connected Services. We receive subscription fees for these Connected Services. We anticipate that revenues relating to these Connected Services will account for a growing portion of our overall revenues in future periods.

        During 2007, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we began to derive benefits from the companies and businesses we acquired in recent years, and in particular the IDS acquisition which strengthened and widened our offering in the supply chain and warehouse management areas.

        Highlights since the beginning of 2005 include:

—	In March 2008, we acquired additional 5% of StoreNext USA and increased our holdings in this entity to 100%. We paid approximately $0.6 million for this additional interest. In March 2006, we had increased our holdings in StoreNext USA to 95%, with the acquisition of additional 45% in StoreNext USA from Fujitsu Transaction Solutions. The consideration we paid for this acquisition was approximately $4.9 million. The purpose of this acquisition was to decrease the StoreNext USA dependency on a single hardware vendor and thus improve its acceptance in the relevant markets.

—	In May 2007, we acquired the assets of BGI International, which provides a suite of software products for the food and consumer goods distributors. Retalix acquired the assets of BGI International (and certain identified liabilities) for an initial upfront payment of $1.35 million and an additional $150,000 amount to be paid on the two year anniversary date of the acquisition, to be netted with any compensation paid for any damages as provided for under the contract and any amounts requiring additional reserves for unresolved claims. In addition, up to an additional $1.4 million will be payable by us over the next three years based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds. This acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

—	In August 2006, we acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd. for $0.7 million, and increased our holdings in this entity to 100%.

—	In February 2006, we acquired substantially all of the assets of Base Products, Inc. d/b/a/ C&L Retail Solutions, a provider of a suite of hardware and software products and services for food and consumer goods retailer, for $2.6 million in cash. The purpose of this acquisition was to strengthen our customer base and position in the small and independent retail sector in the United States.

—	In April 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The purpose of the acquisition of TCI Solutions was to strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products. In November 2005, we completed the acquisition of TCI Solutions as we acquired the remaining outstanding common stock and preferred stock of TCI Solutions in a merger, for an aggregate of approximately $2.6 million in cash.

—	In April 2005, we also acquired through our wholly owned subsidiary, Retalix SCM, Inc., substantially all of the assets of IDS, a provider of ERP and distribution solutions for the foodservice, convenience store and grocery industries, for approximately $37.4 million in cash, and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares were released from escrow to the sellers in April 2007, when certain customer retention milestones were met. The purpose of the acquisition of IDS was to enable us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings, and in particular, those which facilitate coordination between retail and supply organizations, broaden our customer base and expand our suite of products.

Application of Critical Accounting Policies and Use of Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include our accounts and the accounts of our subsidiaries.

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

Revenue recognition

        Our revenue recognition policy is critical because our revenue is a key component of our results of operations. We derive our revenues from the licensing of integrated software products. To some extent we also derive revenues from the sale of complementary computer and other hardware equipment. We also derive revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers, as well as on-line application, information and messaging services, mostly associated with products sold by us and which we classify as revenues from services.

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

        Revenues from software licenses and/or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method”, , and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2007, no such estimated losses were identified.

        Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) VSOE of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE of fair value for maintenance is based on a consistent renewal percentage. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

        Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission.

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

        Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected (see Note 1.l to our consolidated financial statements included elsewhere in this annual report).

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

        Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation” or FAS 123, we disclosed pro- forma information on the net income and earnings per share assuming we had accounted for employee stock option grants using the fair value-based method defined in FAS 123. We accounted for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

        We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 and 2007 include (a) compensation costs for all equity-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the accelerated vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

        In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statement of income for fiscal 2006 and 2007 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

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

Other non critical accounting policies and additional discussion of accounting characteristics

Our functional currency

        Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary environment in which we operate is the U.S. dollar. We mainly generate revenues in dollars or in NIS linked to the dollar. As a result, the dollar is our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (1) for transactions – exchange rates at transaction dates or average rates of the period reported and (2) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

        The functional currency of Retalix Italia and Cell-Time Ltd., or Cell-Time, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with SFAS 52 “Foreign Currency Translation” of the FASB, or SFAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss).” The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with SFAS 52; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

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

Effects of Prior Year Misstatements

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. We initially applied the provisions of SAB 108 using the cumulative effect transition method in our annual financial statements for the year ended December 31, 2006 in connection with our accounting treatment for various misstatements the cumulative effect of which on our retained earnings as at December 31, 2005 totaled $1,621,000 (net of an immaterial tax effect).

Sources of Revenue

        We derive our revenues from the licensing of integrated software products, and to some extent also from the sale of complementary computer and other hardware equipment, all which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers, all associated with our software products, which we classify as revenues from services. In addition, we provide business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France, Japan and Australia.

        Our relationships primarily with our large customers, are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

        During 2007, one customer accounted for 5% or more of our revenues. During 2006, two customers accounted each for 5% or more of our revenues. During 2005, one single customer accounted for 5% or moreof our revenues.

Product Sales

        Product sales consist of the sale of software through perpetual license agreements with direct customers, integrators, distributors and dealers. In addition, sales to Tier 3 and Tier 4 retailers and to distributors also include hardware manufactured by third parties. Such hardware could typically be point of sale and other store level computer hardware, mobile computer terminals, scanning equipment, printers, optical equipment used in warehouses, etc.

Services

        Revenues from services consist of:

—	Maintenance– consists primarily of technical support and use of help-desk services, dealing primarily with difficulties or failures occurring from erroneous use of software products bugs, etc. In some cases the maintenance includes unspecified upgrades, which are mainly bug fixes. We provide maintenance services primarily based on annual arrangements or, alternatively, through dedicated-team arrangements based on professional personnel fully dedicated to the customer and directed by him primarily in the context of performance of change requests and for relatively long periods of time. In some cases, we provide maintenance services on a per-call basis.

—	Development/Enhancement services in the form of short-term projects – primarily fixed price or hourly/daily fee arrangements for the enhancement of our products to accommodate the request of a specific customer. Such short-term tasks take up to twelve weeks to complete. Examples to this type of revenue could be the development of a new report, a simple type of a promotion or a simple interface to an external system based on the needs specified by the customer. These projects are small in volume and in most cases take only days to complete. Such services can also be provided in the context of dedicated-team arrangements, where specified amounts of personnel are dedicated to customers, charged to the customer and paid for, on the basis of daily rates.

—	Development/Enhancement services in the form of long-term projects – consists of relatively significant customizations which are of a longer-term in nature. Such tasks are most commonly performed for existing customers who request relatively complicated enhancements such as complicated promotion programs or complicated customizations required due to new fiscal regulations. Such services can also be provided in the context of dedicated-team arrangements.

—	On-line information services, messaging and application services – including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues have not been significant during 2007 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

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

Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services. Furthermore, since our adoption of SFAS No. 142, and SFAS No. 141 “Business Combinations”, or SFAS No. 141, in their entirety, as of January 1, 2002, intangible assets created through purchase price allocations such as customer base and technology are amortized to cost of revenues over their expected periods of life. In addition, generally we are obligated to pay the Israeli government royalties at a rate of 3% to 5% on revenues from specific products resulting from grants, up to a total of 150% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales – consists of costs mostly related to cost of hardware and amortization of intangible assets. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues. As hardware sales constitute a significant portion of StoreNext USA revenues, our cost of product sales has increased, reflecting the higher costs of hardware. The amortization of intangible assets acquired from OMI International, IDS and TCI Solutions was another factor that contributed to the increase in cost of product sales during recent years.

Cost of Services – consists of costs directly attributable to service sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services is substantially higher, as a percentage of related revenues, than the cost of licenses, our overall gross margins may vary from period to period as a function of the mix of services versus license revenues in such periods. As compared to our historical results, IDS and OMI International have higher percentages of revenues from services than product license sales, as well as lower gross margins for their service related revenues. As a result, our cost of services has risen since we have merged their activities into ours.

Operating Expenses

        Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2006 and 2007, expenses under SFAS 123(R) resulted in annual compensation expenses of $3.9 million before taxes.

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

Selling and Marketing Expenses consist primarily of salaries, related benefits, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel.

General and Administrative Expenses consist primarily of salaries, related benefits, professional fees, bad debt allowances and other administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and new joint ventures.

Other Income (Expenses), Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets. In addition, during 2007, we wrote off $0.7 million in accounting, tax and legal due diligence fees in connection with the termination of a proposed acquisition. We determined that such acquisition will not take place. Such charges were written off and recorded as “Other expenses” in our statement of operations during the year ended December 31, 2007.

Financial Income (Expenses), Net consists primarily of interest earned on bank deposits and securities, interest paid on loans, credit from banks, expenses resulting from sale of receivables and losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Gain Arising from Issuance of Shares by a Subsidiary and an Associated Company

        In March 2003, we established Cell-Time, through our subsidiary StoreNext Israel, together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time. According to the agreement between the parties, Dai committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies. As of December 31, 2005, Dai fulfilled its above commitment. As a result of Dai’s investments, we recorded in 2005 a gain of $83,000, representing StoreNext Israel’s portion in Cell-Time, which is shown as a gain arising from issuance of shares by an associated company.

Share in Losses of an Associated Company

        Share in losses of an associated company represents our share in the losses of Cell-Time. Store Next Israel, our subsidiary, holds 33.3% of Cell-Time’s shares.

Minority Interests in Losses (Gains) of Subsidiary

        Minority interests in losses (gains) of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses or gains of our subsidiary, StoreNext Israel.

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2005	2006	2007

Revenues:
Product sales	48.9%	35.9%	36.4%
Services	51.1	64.1	63.6

Total revenues	100.0%	100.0%	100%
Cost of revenues:
Cost of product sales	16.8%	18.0%	17.7%
Cost of services	18.4	21.9	29.5

Total cost of revenues	35.2%	39.9%	47.2%

Gross profit	64.8%	60.1%	52.8
Operating expenses:
Research and development expenses, net	23.1%	29.6%	26.5%
Selling and marketing expenses	17.8	16.4	14.3
General and administrative expenses	12.3	13.5	12.4
Other general expenses, net			0.3

Total operating expenses	54.0%	59.5%	53.5%

Income (loss) from operations	10.8	0.6	(0.7)%
Financial income (expense), net	0.1	-	0.5

Income (loss) before taxes on income	10.9%	0.6%	(0.2)%
Tax benefit (taxes on income)	(3.2)	0.2	0.2
Minority interests in losses (gains) of subsidiaries	0.1	(0.2)	(0.2)

Net income (loss)	7.8%	0.6%	(0.2)%

Comparison of 2005, 2006 and 2007

Revenues

	Year ended December 31,						% Change	% Change
	2005	2006	2007	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(U.S. $ in millions)			% of total revenues

Product sales	$91.7	$73.2	$80.5	49%	36%	36%	(20)%	10%
Services	95.7	130.5	140.9	51%	64%	64%	36%	8%

Total revenues	$187.4	$203.7	$221.4				9%	9%

        During 2007, our revenue increase resulted from growth in both products and services. The product revenues in 2007 consisted of 54% license sales and 46% hardware sales, compared to 53% and 47%, respectively, in 2006. During 2007, our revenues from license sales rose 12% to $43.3 million, compared to $38.5 million in 2006. The 12% growth in license sales was higher than the 10% growth of product sales and the 9% growth of total revenues. In 2007, hardware sales grew 7% to $37.2 million, compared to $34.7 million in 2006.

         Revenues from services increased 8% to $140.9 million in 2007, compared to $130.5 million in 2006, and remained consistent at 64% of total revenue. We have several large customers, with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. As a result, service revenues from these large customers cover both maintenance and project-oriented services, and we do not differentiate between the two. Our total revenues from services in 2007 consisted of 35% from maintenance and 65% from professional services, including all services provided through customer-dedicated personnel arrangements.

        We conduct business globally and generate revenues from customers located in three geographical areas:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2007, our U.S. revenues consisted of 56% of total revenues, our international revenues consisted of 36% of total revenues, and our Israeli revenues consisted of 8% of total revenues, compared to 59%, 33% and 8% in 2006, respectively.

        During 2007, our U.S. region revenues increased by 3% to $123 million, as compared to $120 million in 2006. The increase is mainly due to license contracts with tier 1 and tier 2 grocery and convenience stores customers.

        During 2007, our International revenues increased by 18% to $79 million, as compared to $67 million in 2006, primarily due to higher service revenues in that region. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers.

        During 2007, our Israeli revenues increased by 10% to $18.7 million, as compared to $17 million in 2006. The increase was primarily due to growth in service revenues of a subsidiary in 2007.

         During 2006, our revenue increase resulted primarily from an increase in sales to U.S. customers in both the grocery and convenience store sectors, where revenues increased from $98 million in 2005 to $120 million in 2006, an increase of approximately 22%. In addition, during 2006, our revenues from services increased as a percentage of total revenues to 64% compared to 51% in 2005, primarily due to the significant portion of such revenues derived from some large international and U.S. customers as well as in IDS, the activities of which we acquired in April 2005. The impact of the IDS activity, which we acquired in 2005, on project-oriented revenues in 2006 amounted to approximately $18.6 million, or 9% of the total revenues, and in 2005 it amounted $14.6 million, or 8% of total revenues. In 2006, our revenues from licenses decreased by $17.7 million in comparison to 2005, primarily due to delays in execution, which also contributed to the increase in services as a percentage of total revenues.

Cost of Revenues

	Year ended December 31,						% Change	% Change
	2005	2006	2007	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$31.5	$36.7	$39.1	34%	50%	49%	16%	6.	5%
Cost of services	34.5	44.6	65.3	36%	34%	46%	29%	46%

Total cost of revenues	$66.0	$81.3	$104.4				23%	28

        During 2007, the cost of product sales increased by 6.5% to $39.1 million, compared to $36.7 million in 2006, primarily due to the increase in the cost of sale of hardware, which was derived from the 7% increase in hardware sales. The cost of product sales as a percentage of product sales in 2007 was 49%, similar to 50% in 2006.

        During 2007, the cost of services increased by 46% to $65.3 million, compared to $44.6 million in 2006. 76% of the increase in cost of services in 2007 is attributable to an increase in headcount, compensation and subcontractors costs. As new products matured in the development cycle, we reduced the number of employees dedicated to their generic development and reassigned employees from R&D to professional services. In addition, 16% of the increase in cost of services is attributed to the strengthening of the NIS currency versus the USD, since most of our professional services resources are located in Israel.

        In 2006, the cost of product sales as a percentage of product sales increased to 50% from 34%, primarily due to the increase in the weight of hardware sales in product sales and the decrease in sales of licenses which is the cause of the decrease in product sales in 2006 in comparison to 2005. In 2006, the cost of services as a percentage of service sales in 2006 was 34%, similar to 36% in 2006. We do not differentiate between the cost of maintenance services and the cost of project-oriented services because we have large customers with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services.

Operating Expenses

	Year ended December 31,						% Change	% Change
	2005	2006	2007	2005	2006	2007	2006 vs. 2005	2007 vs. 2006
	(U.S. $ in millions)			% of revenues

Research and development, net	$44.7	$60.4	$58.7	24%	30%	26.5%	35%	(3)%
Selling and marketing	33.4	33.5	31.6	18%	17%	14%	0%	(6)%
General and administrative	23.1	27.4	27.5	12%	13%	12%	19%	0.	4%

Total operating expenses	$101.2	$121.3	$117.8	54%	60%	53%	20%	(3)%

Research and Development Expenses, Net. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. Our considerable research and development expenses reflect our investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our acquired supply chain and warehouse management systems into our suite of products. During 2007, as new products matured in the development cycle, we reassigned resources that were dedicated to research and development to professional services. In addition, we reduced expenses related to sub-contractors in Israel. These reductions were partially offset by the strengthening of the NIS versus the U.S. Dollar. As a result, the research and development expenses for 2007 were lower compared to 2006. Although we believe that in 2005, in 2006 and in 2007 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves. Approximately 71% or $1.2 million of the decrease in research and development expenses in 2007, compared to 2006 is attributable to the expense effect of stock-based compensation. Approximately 15% or $2.2 million of the increase in research and development expenses in 2006, compared to 2005 is attributable to the expense effect of stock-based compensation and our adoption of SFAS 123(R) as of January 1, 2006, discussed above under “Application of Critical Accounting Policies and Use of Estimates”.

Selling and Marketing Expenses. During 2007, we reduced some sales and marketing positions. During 2005, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area, in maintaining and strengthening relationships with new customers added to our customer base as part of our recent acquisitions and in establishing a presence in new markets in Europe and Asia. During 2006, we continued to focus in these areas, but we did not significantly widen our marketing staff or efforts. However, approximately $0.2 million of expenses in 2007 and $0.5 million of expenses in 2006 were attributable to SFAS 123(R). We anticipate that selling and marketing expenses will begin to increase again in absolute dollars as we expand our operations.

General and Administrative Expenses.  In 2007 and 2006, our general and administrative expenses were consistent as percentage of sales in comparison to 2005, despite approximately $1.3 million of expenses in 2007 and approximately $0.4 million of expenses in 2006 attributable to SFAS 123(R). The increase in the general and administrative expenses in 2007 compare to 2006 is primarily due to increase in headcount, compensation costs, professional fees and bad debt expenses mainly in the US.

Financial Income, Net

        Financial income, net, totaled $1,032,000 in 2007, compared to $79,000 in 2006, and $202,000 in 2005. During 2007 we recorded higher non-dollar currency gains compared to 2006 in spite of lower interest income and higher interest and bank commission expense. During 2005 we enjoyed higher average financial reserves, which contributed to higher interest income compared to 2006, in spite of higher non-dollar currency losses and higher costs related to sales of receivables in 2005.

Corporate Tax Rate

        The general corporate tax rate in Israel is 31% for the 2006 tax year, 29% for the 2007 tax year and 27% for the 2008 tax year and is scheduled to be reduced to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Our effective consolidated tax rate, however, was 103% in 2007 (primarily due to the differences between the basis of the measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes), minus 40% (plus 30% excluding the effect of a release of a valuation allowance attributable to an acquisition, in one of our subsidiaries) in 2006 and 29% in 2005. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our investment programs that were granted the status of Approved Enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investment programs. We expect to continue to derive a portion of our income from our Approved Enterprise investment programs as well as Benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise programs are scheduled to expire by 2009. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

        Part of the income of our taxable income has been tax exempt in recent years due to the approved enterprise status granted to most of our production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements attached herein to this annual report.

        The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2007, been distributed as dividends is approximately $4.340 million.

        Out of our retained earnings as of December 31, 2007, approximately $17.4 million are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $4.340 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax- exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration. On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the benefited Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. The amendment does not apply to investment programs approved prior to December 31, 2004.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

Minority Interests in (Gains) Losses of Subsidiaries. These amounts consisted in 2006 and 2007 of the minority interests in the gains of StoreNext Israel. In 2005, the minority interest had shared losses primarily attributable to StoreNext Israel and StoreNext USA.

B. Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $22.5 million, $55.2 million and $55.7 million, as of December 31, 2007, 2006 and 2005, respectively. Our total cash and cash equivalents, short-term bank deposits and short-term and long-term investment in marketable securities, net of short-term bank credit amounted to approximately $27.6 million as of December 31, 2007, compared to $56.2 million as of December 31, 2006, and $64.7 million as of December 31, 2005. During 2007, our financial resources decreased primarily due to the result of our decision to discontinue the factoring of receivables. We believe our current cash position provides enough liquidity, and discontinuing factoring will save financing expenses.

        As of December 31, 2007, we held an auction rate security totaling $1 million at par value which is currently associated with failed auctions. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While we continue to earn interest on this investment at the contractual rates, the estimated market value of this auction rate security no longer approximates par value. We estimated the fair value of this auction rate security based, among other things, on the following: (i) the underlying structure of the security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for the security. The fair market value of the failed auction rate security at December 31, 2007 was $0.8 million, a decline of $0.2 million from par value. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of our investment. If the current market conditions deteriorate further, or the anticipated recovery in market values does not occur, we may be required to record additional unrealized losses in other comprehensive income or impairment charges in 2008.

        Net cash used in operating activities in 2007 was $23.7 million primarily due to the result of our decision to discontinue the factoring of receivables and a net loss of $0.5 million, compared to net cash provided by operating activities of $3 million and $12.5 million in 2006 and 2005, respectively.

        Net cash used in investing activities in 2007, 2006 and 2005 of approximately $6.4 million, $6.9 million and $47.7 million, respectively, was primarily attributable to cash spent on acquisitions of subsidiaries which amounted to approximately $ 1.4 million in 2007, $8.4 million in 2006, $54.1 and million in 2005. In addition, we spent $ 1.4 million, $ 2.7 million and $ 50.3 million, to purchase other assets in 2007, 2006 and 2005, respectively.

        Our capital expenditures (consisting of the purchase of fixed assets) were $4.7 million, $2.6 million and $3.1 million in 2007, 2006 and 2005, respectively, mostly attributable to purchasing of the 3rd floor of our headquarters building in 2007 and purchasing computer and peripheral equipment including software systems and licenses in all three years.

        Net cash used in financing activities in 2007 amounted to approximately $2.7 million, primarily due to a decrease in short term bank credit, offset by cash provided by issuance of share capital to employees resulting from exercise of options. Net cash provided by financing activities in 2006 amounted to approximately $3.3 million, primarily attributable to proceeds from issuance of share capital to employees resulting from the exercise of options. Net cash used in financing activities in 2005 amounted to $0.3 million, primarily from repayment of bank loans and decrease in short term bank credit offset by cash provided by issuance of share capital to employees resulting from the exercise of options.

Bank Debt

        As of December 31, 2007, we had an outstanding bank loans in the principal amount of $1.0 million. These loans are primarily in EUROs and accrue interest at the rate of 2.0% per year and mature through July 2011.

Pledges

        A certain bank account containing $1.2 million in marketable securities as of December 31, 2007, is pledged to secure any bank credit, including but not limited to loans, given by the bank that holds such securities. Additional bank accounts and deposits totaling as of December 31, 2007 $473,000 are held as collateral for a credit guarantee and a letter of credit issued on behalf of a subsidiary.

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

        We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar, the NIS, the Euro and the British pound, and securing the Company’s future cash flows from foreign exchange fluctuations

        We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” For information relating to our market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

        As of December 31, 2007, we held an auction rate security totaling $1 million at par value which is currently associated with failed auctions. As explained in note 1d to our audited consolidated financial statements included elsewhere in this annual report, we have determined fair value of these securities based on a valuation model. The revaluation of these securities resulted in a net unrealized loss of $0.2 million, which has been recorded in other comprehensive income, as it is not considered “other-than temporary”.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Revaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	4.4
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

        Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and, in particular, larger periodic devaluations or revaluations may have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel has not had a material effect on our results of operations but that the recent devaluation of the dollar against the NIS has a material effect on our results of operations.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

        We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. As of December 31, 2007, our research and development staff consisted of 432 employees, of whom 209 were located in Israel, 17 in Italy and the remaining 206 were located primarily in the United States.

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

Grants from the Office of the Chief Scientist

        From time to time we receive grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. In the years 2007, 2006 and 2005 we received grants from the OCS in amount of $453,000, $195,000 and $489,000, respectively. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

        Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

        In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, or up to 150% thereof in the case of some of our earliest programs. The royalty rates applicable to our programs range from 3% to 3.5%.

        The Israeli government is in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment proposes to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and proposes to increase the rate of interest accruing on grants by 1% per year. The amendment proposes to have retroactive effect, although there is no assurance as to whether and when it will be adopted.

        The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, some of the manufacturing volume may be performed outside of Israel, subject to notification to the Chief Scientist in the case of the transfer of up to 10% of a grant recipient’s approved Israeli manufacturing volume outside of Israel, or subject to the approval of the Chief Scientist in the case of the transfer of additional manufacturing volume outside of Israel. In case of an approval of the Chief Scientist for the transfer of manufacturing outside of Israel, the grant recipient is required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

        The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to prior approval. The OCS may approve the transfer of government-funded know-how outside Israel in the following cases: (a) the grant recipient pays a portion of the sale price paid in consideration for such know-how (according to certain formulas); or (b) the grant recipient receives know-how from a third party in exchange for its government-funded know-how; or (c) such transfer of know-how arises in connection with certain types of cooperation in research and development activities.

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

D. Trend Information

        As retail sales have softened with the recent slowdown in the broader economy, better use of information technology can help retailers and distributors improve their operational performance and increase customer retention. Despite the current retail environment, retailers generally appear to remain committed to making technology investments, which can deliver a return on investment, or ROI, over the long run and help them manage through this unpredictable environment. At the same time, it is possible that some existing and potential customers will decide to postpone or decrease capital investments during the current slowdown. Trends we identify within the retail industry that could influence demand are increasing focus on areas such as customer loyalty, purchasing and inventory optimization, synchronization of data and use of shared databases, operation of multi-format and multi-channel retail operations and the increasing tendency of large retailers to grow and operate internationally.

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

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31,2007:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$1.1	$0.3	$0.5	$0.3	$-
Operating Lease Obligations (with regard to offices and facilities
and vehicles)	10.4	5.3	3.2	1.0	0.9
Severance pay	5.6	0.5	0.7	0.8	3.6

Total	17.1	6.1	4.4	2.1	4.5

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2007 included elsewhere in this annual report, and in particular, Note 7 thereto.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of June 20, 2008.

Name	Year of Birth	Year Joined	Retalix Position

Barry Shaked	1957	1982	President, Chief Executive Officer and Chairman of the Board
Hugo Goldman	1954	2007	Executive Vice President and Chief Financial Officer
Danny Moshaioff	1947	1999	Executive Vice President, Corporate Development
Yoni Stutzen	1951	1994	Executive Vice President, International Business Unit
Reuben Halevi	1957	2004	Executive Vice President, Chief Operating Officer - USA
Isaac Shefer	1957	2008	Executive Vice President, Product Development
Gillon Beck	1962	2008	Director
Louis Berman	1957	2006	External Director
David Bresler	1956	2006	External Director
Brian Cooper	1956	1984	Director
Ishay Davidi	1962	2008	Director
Amnon Lipkin-Shahak	1944	2002	Director
Ian O'Reilly	1948	2000	Director
Itschak Shrem	1947	2008	Director

        Barry Shaked is one of our founders and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in April 1982. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

        Hugo Goldman has served as our Executive Vice President and Chief Financial Officer since November 2007. From 2006 to 2007, Mr. Goldman served as Chief Financial Officer of AxisMobile. From 2001 to 2005, he served as Chief Financial Officer of VocalTec Communications. From 1983 to 1999, Mr. Goldman spent 16 years at Motorola Semiconductor Products Sector (now Freescale), where he served in a number of roles, including Chief Financial Officer of the Israeli operations. Mr. Goldman is a Certified Public Accountant and began his career at Kesselman & Kesselman (now a member of PricewaterhouseCoopers). He holds a B.A. in Accounting and Economics from the Tel Aviv University and an M.B.A. from the University of Bradford, UK.

        Danny Moshaioff has served as an Executive Vice President of Corporate Development since November 2007. From December 1999 until November 2007, Mr. Moshaioff served as our Executive Vice President and Chief Financial Officer. From July 1997 to December 1999, Mr. Moshaioff served as Chief Financial Officer of Blue Square Israel and from September 1995 to June 1997, he served as General Manager of Mashbir Mazon. Mr. Moshaioff served as a director in Neviot Ltd. from January 2004 to September 2005. Mr. Moshaioff received a B.A. in Economics and Statistics from the Hebrew University in 1970 and an M.B.A. from New York University in 1972.

        Yoni Stutzen has served as our Executive Vice President, International Business Unit, since January 2008, and served as our Vice President, International Sales since December 1998. He served as our Vice President, Marketing from August 1994 through December 1998. Mr. Stutzen served as a Marketing Manager for Manof Communications from January 1985 to July 1994 and as international SWIFT systems manager for Bank Hapoalim from January 1980 until December 1984. Mr. Stutzen received a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology in 1974.

        Reuben Halevi has served as our Chief Operating Officer for U.S. operations since August 2006. He also served as our Executive Vice President, Product Development from June 2005 until December 2007. Previously, Mr. Halevi has served as a Vice President for Development from January 2005. From January to December 2004, Mr. Halevi served as a senior manager in our development group. During 2000 to 2003, Mr. Halevi served as a senior IT consultant for Supersol, the largest grocery chain in Israel. Mr. Halevi holds a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology.

        Isaac Shefer has served as Executive Vice President, Product Development since January 2008. From 1999 to 2006, Mr. Shefer served as the Chief Information Officer of Supersol, Israel’s largest grocery chain. Prior thereto, Mr. Shefer held software development management and project management positions in various organizations in the fields of telecom, manufacturing, distribution, logistics and military.  He holds an M.Sc. degree in Computer Science from the Johns Hopkins University in Baltimore, Maryland, and is a graduate of Economics and Computer Science from Bar-Ilan University.

        Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Director of Inrom Industries Ltd., Ytong Industries Ltd (Chairman)-(TASE), Nirlat Paints Ltd (TASE), MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (TASE), Gamatronic Electronic Industries Ltd.(TASE), Merhave-Ceramic and Building Materials Center Ltd (TASE), and Concept Fashion Ltd. Previously he was director at TAT Technologies LTD (NASDAQ) and Chairman of Medtechnica Ltd (TASE). He holds a BSc in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

        Louis Berman has served as an external director since June 2006. Since August 1999, Mr. Berman has served in a senior ranking management position in the Israeli civil service. He received a B.A. in Political Sciences from the Haifa University in 2003.

        David Bresler has served as a director since June 2006. Since April 2006, Mr. Bresler has served as Chairman and Chief Executive Officer of the Happening retail chain. From 2002 to 2004, Mr. Bresler served as Chief Executive Officer of Golf & Co. retail chain. From 1999 to 2002, Mr Bresler served as Chief Executive Officer of Tango Ltd. From 1997 to 1998, he served as Chief Executive Officer of Finish IL Ltd. From 1991 to1996, he served as Chief Executive Officer of Shilav Ltd., and from 1985 to 1991 as Chief Financial Officer of Shilav Ltd. Mr. Bresler served as an officer in the Israeli Defense Forces, and received a B.A. in Economics and Management from the Hebrew University in 1982.

        Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003 and a director of Redmatch International Ltd. since October 2007. Mr. Cooper holds a B.A. in Economics from Haifa University.

        Ishay Davidi has served as a director since March 2008. Mr. Davidi is the Founder and CEO of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd., Orlite Industries (1959) Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd., Merhav-Ceramic and Building Materials Center Ltd., Gamatronic Electronic Industries, Ltd. and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

        Amnon Lipkin-Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the Chairman of the Board in the TAHAL Group and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines, Visual Defence and Nilit and as the Chairman of the Executive Committee of the Peres Center for Peace. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During this period, Mr. Lipkin-Shahak served as a cabinet minister between July 1999 and March 2001. In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

        Ian O’Reilly has served as a director since November 2000. Mr. O’Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. From 1991 to 2000, Mr. O’Reilly served as a Group IT Manager at Tesco Stores Ltd. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology.

        Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the Tel-Aviv Stock Exchange. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Israel Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

B. Compensation

        The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2007, was approximately $1.4 million. This amount includes pension, retirement and similar benefits accrued in the aggregate amount of $120,000. This does not include stock based compensation effects under SFAS 123(R), amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

        Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

In our 2007 annual meeting of shareholders, a resolution was approved allowing the payment of fees to our independent directors who serve from time to time (other than our statutory external directors) of up to $25,000 per year. Our external directors receive annual compensation pursuant to applicable regulations under the Israeli Companies Law of approximately $10,200 each and in addition $380 per board meeting or per board committee meeting in which they participate, and $230 per such meeting by telephone in which they participate.

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

        As compensation for his services to us, Mr. Shaked is entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. These options are vested at the grant date, but are blocked, in thirds for one year, two years and three years. According to this arrangement, in January of 2005, January 2006, January 2007 and January 2008, Mr. Shaked was granted options to purchase a total of up to 176,556, 194,090, 196,135 and 200,014 of our ordinary shares, respectively, at exercise prices of $21.86, $24.46, $16.29 and $15.58 per share, respectively. The options have a term of four years from the date of grant.

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

        In October 2002, our shareholders approved the replacement of the employment agreement with Mr. Shaked, with a management agreement with a private company controlled by Mr. Shaked. This arrangement has not changed in any material respect the previous terms of employment, including the terms described above.

        Our employment agreements with most of our employees located in Israel, including executive officers and those that are also members of our board of directors, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension–5.0% of gross salary; severance pay–8.33% of gross salary; disability insurance–up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund–7.5% of gross salary. The total amount we expensed in 2007 under these arrangements for all executive officers as a group was approximately $120,000.

        During 2007, our directors and executive officers as a group were granted options to purchase an aggregate of 296,135 shares under our stock option plans. The exercise prices of these options range from $16.29 to $18.54 and their expiration dates range from December 31, 2010 to November 20, 2011. Of these options, 65,379 became exercisable on January 1, 2008, 33,334 became exercisable on November 20, 2008, 65,378 became exercisable on January 1, 2009, 33,333 will become exercisable on November 20, 2009, 65,378 will become exercisable on January 1, 2010 and 33,333 will become exercisable on November 20, 2010.These options granted include the options granted to Mr. Shaked under his employment agreement as described above.

During 2007, our executive officers as a group were granted RSUs to purchase an aggregate of 30,000 shares under our stock option plans. The exercise price of these RSUs is NIS 1.00 (approximately $0.25). These RSUs vest in three equal installments on November 20, 2008, 2009 and 2010.

C. Board Practices

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We plan to follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the Nasdaq requirements relating to the quorum for shareholder meetings, shareholder approval with respect to issuance of securities [and equity compensation plans] and sending annual reports to shareholders.

        According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it deems fit, including the grant of security interests in all or any part of our property. Our articles of association provide for a board of directors of not less than three and not more than ten directors. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who, subject to the provisions of the Companies Law, hold office for one or two three-year terms. In addition, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may be filled by a vote of a simple majority of the directors then in office. A director elected thereby may serve on the board of directors until the next annual general meeting. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

        According to the Companies Law, a public company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares of non-controlling shareholders voted on the matter, unless the votes of the opposing non-controlling shareholders constitute less than 1% of the voting power of the company (in which case a simple majority of shares voted on the matter will be sufficient). Barry Shaked, one of our founders, has served as our president, chief executive officer and chairman of the board since our inception in 1982. His most recently approved three-year period expires in 2010. Nevertheless, in December 2007, Mr. Shaked undertook to separate the positions of Chairman and Chief Executive Officer by the end of 2008. In March 2008, in his capacity as a shareholder, Mr. Shaked agreed to allow Ronex, a major shareholder, to designate the Chairman of the Board.

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

        The Companies Law and Nasdaq listing requirements require us to appoint an audit committee of the board of directors and permit the creation of other committees. Currently, the audit committee, the compensation committee and the investment committee are our only board committees.

        The board of directors has determined that all of the members of our board of directors except Mr. Shaked are “independent directors,” as defined under the rules of Nasdaq.

Alternate Directors

        Our articles of association provide that any director may appoint, by written notice to the Company, an alternative director for himself, provided that such person meets the qualifications of a director under the Companies Law. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board of directors may be appointed as an alternate member of any committee of our board of directors, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

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

Audit Committee

        Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors and a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee under Israeli law is to examine irregularities in the management of the company’s business, including by consultation with the internal auditor and the company’s independent accountants, and recommend remedial action. In addition, the approval of the audit committee is required to effect certain related party transactions.

        Under the Companies Law, an audit committee may not approve an action or a transaction with a related party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which any approval was granted.

        Under the Nasdaq rules, our audit committee, operating under a written charter, assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent registered public accounting firm. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Under Israeli law, our shareholders have the authority to appoint and remove our independent auditors. Our audit committee also serves as our nominations committee under the Nasdaq rules and, until March 18, 2008, it served as our compensation committee, as well.

        The members of our audit committee are David Bresler (Chairman), Louis Berman, Amnon Lipkin-Shahak and Ian O’Reilly, all of whom qualify for such membership pursuant to the applicable rules of the SEC and Nasdaq. Our board of directors has determined that Mr. David Bresler is an “audit committee financial expert.”

Investment Committee

        On February 11, 2004, our board of directors established an investment committee. The investment committee is authorized to determine policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are Gillon Beck and Brian Cooper.

Compensation Committee

        On March 18, 2008, our board of directors established a compensation committee, operating under a written charter, for the purpose of: (1) granting of stock options and awards under equity incentive plans and administration of said plans, subject to the guidelines set by the board of directors from time to time; (2) approval of the compensation of the chief executive officer and officers that report directly to the chief executive officer, subject to approvals required under the Companies Law; and (3) approval and recommendation of broad-based bonuses to employees. The members of our compensation committee are Brian Cooper (Chairman), Ishay Davidi and David Bresler.

Internal Auditor

        Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. The internal auditor may not be dismissed without the approval of the board of directors after it has received the position of the audit committee and after the internal auditor has been given a reasonable opportunity to be heard by the board of directors and the audit committee. Our internal auditor is Pahn Kanne Management and Control Ltd. (an affiliate of Grant Thornton).

D. Employees

        Set forth are tables presenting breakdowns of the total amount our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2005	2006	2007

Research and Development	598	669	432
Operations	482	554	813
Marketing	170	187	159
Finance and Administration	93	119	164

Total	1,343	1,530	1,569

	As of December 31,
Geographical Location	2005	2006	2007

United States	617	600	607
Israel	616	783	816
Europe	93	116	104
Rest of The World	17	31	42

Total	1,343	1,530	1,569

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

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 17.5% of wages of which the employee contributes approximately 12% and the employer contributes approximately 5.5%.

        We contribute amounts on behalf of most of our employees to funds known as Managers’ Insurance and/or pension funds. Each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E. Share Ownership

        Mr. Barry Shaked, our President, Chief Executive Officer and Chairman of our board of directors, beneficially owns, as of March 3, 2008, 1,404,806 of our ordinary shares (including 371,327 shares issuable upon exercise of options exercisable on or within 60 days of that date), which equals approximately 6.9% of our outstanding shares.

        Mr. Brian Cooper, a director and our former Vice President, beneficially owns, as of March 3, 2008, 751,485 of our ordinary shares, which equals approximately 3.7% of our outstanding shares.

        Our directors Messrs. Ishay Davidi and Gillon Beck, by virtue of their positions as officers and directors of various FIMI private equity funds may be deemed to beneficially own the 2,353,085 ordinary shares held by Ronex as of March 3, 2008, representing approximately 11.6% of our outstanding shares.

        In addition, by virtue of the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the foregoing four directors may be deemed to beneficially own all the 4,509,376 ordinary shares held, as of March 3, 2008, by all the parties to such Shareholders Agreement, representing approximately 21.9% of our outstanding shares (assuming the exercise of Mr. Shaked’s options referenced above). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party. To our knowledge, no other director or executive officer beneficially owns 1% or more of our issued share capital.

        In addition, as of March 3, 2008, Mr. Shaked held options to purchase a total of up to 766,796 of our ordinary shares granted to him on January 1, 2005, January 1, 2006, January 1, 2007 and January 1, 2008 pursuant to a shareholders resolution dated May 28, 1998, authorizing the grant to him, on January 1 of each year, of options to purchase one percent of our issued capital. The exercise price for each share according to this resolution is the Nasdaq closing price on December 31 of the year ending just before the date of grant. These options have a term of four years from the date of grant and are exercisable as follows: 33% – starting one year following the date of grant; 33% – starting two years following the date of grant; and 34% – starting three years following the date of grant.

        The above options held by Mr. Shaked were granted on the following principal terms:

Amount of Shares for which the Options are Exercisable	Exercise Price in U.S. dollars	Expiration Date

176,557	21.86	January 1, 2009
194,090	24.46	January 1, 2010
196,135	16.29	January 1, 2011
200,014	15.58	January 1, 2012

        As of June 20, 2008, other directors and executive officers held options and RSU’s to purchase a total of up to 404,500 of our ordinary shares under our Second 1998 Share Option Plan and the 2004 Israeli Share Option Plan (which are described below), as follows:

        Options to purchase 65,000 of our ordinary shares at an exercise price of $18.56 per share. All of the Options are fully vested. The expiration date of these options is June 30, 2008.

        Options to purchase 42,000 of our ordinary shares at an exercise price of $23.02 per share. Options to purchase 32,667 shares of these options are fully vested, and the remaining amount will vest on December 31, 2008. The expiration date of these options is June 30, 2009.

        Options to purchase 155,000 of our ordinary shares at an exercise price of $15.55 per share. Options to purchase 51,667 shares of these options are fully vested, and the remaining amount will vest in two equal portions on August 1,2008 and August 1, 2009.. The expiration date of these options is August 1, 2010.

        Options to purchase 100,000 of our ordinary shares at an exercise price of $18.54 per share. These Options will vest in three equal portions on November 20, 2008 , November 20, 2009 and November 20, 2010. The expiration date of these options is November 20, 2011.

RSUs to purchase 30,000 of our ordinary shares at an exercise price of $0.25 per share.These RSUs will vest in three equal portions on November 20, 2008 , November 20, 2009 and November 20, 2010

        RSUs to purchase 12,500 of our ordinary shares at an exercise price of $0.25 per share.These RSUs will vest in three equal portions on January 9, 2009 , January 9, 2010 and January 9, 2011.

Our Share Option Plans

Second 1998 Share Option Plan

        Our Second 1998 Share Option Plan, or Second 1998 Plan provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner or extended, the Second 1998 Plan will terminate automatically in May 2012. As of June 20, 2008, options to purchase 6,229,110 ordinary shares have been granted under the Second 1998 Plan, of which 3,300,470 options have been exercised, 1,219,707 options were forfeited and 1,708,933 options shares were outstanding. The options generally vest over a period of three years and have exercise prices ranging from $8.75 to $26.00.

        The Second 1998 Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law. The compensation committee will, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, or the code, consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise, subject to applicable law. Our board of directors has the authority to amend, suspend or terminate the Second 1998 Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the Second 1998 Plan.

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

        On November 19, 2007 our Board of Directors amended the Second 1998 Plan to enable the granting of restricted stock units, or RSUs, under such plan. RSUs are rights to receive our ordinary shares, under certain conditions, for consideration of no more than the underlying ordinary shares’ par value. The other terms and conditions of the Second 1998 Plan that are applicable to options also apply to RSUs, where applicable. As of December 31, 2007, RSUs that may vest into 275,000 ordinary shares have been granted under the Second 1998 Plan, all of which remain outstanding. The RSUs generally vest over a period of three years.

        In addition, on November 19, 2007 our Board of Directors increased the pool of authorized ordinary shares reserved for grant of awards under the Second 1998 Plan to 7,000,000 ordinary shares. As of December 31, 2007, 1,990,597ordinary shares remain available for future grants of Options or RSUs under said plan.

2004 Israeli Share Option Plan

        Our 2004 Israeli Share Option Plan provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance. The options granted under our 2004 Israeli Share Option Plan are all subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” we are generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the options. As of December 31, 2007, 1,859,000 options to purchase ordinary shares and RSUs were granted under the 2004 Israeli Share Option Plan, of which 75,711 have been exercised, 212,884 were forfeited and 1,570,405 remained outstanding. The options and RSUs generally vest over a period of three years and have exercise prices ranging from $0.25 (nominal RSUs exercise price) to $23.02.

        The 2004 Israeli Share Option Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law. The compensation committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise, subject to applicable law. In the event of a merger or sale of substantially all of our assets or stock, our board of directors or compensation committee has discretion as to whether to cause outstanding options to be assumed by the successor company, substituted for successor company options or automatically vested in full. Subject to applicable law and regulations, our board of directors has the authority to amend, suspend or terminate the 2004 Israeli Share Option Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the plan.

        Options granted under our 2004 Israeli Share Option Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2004 Israeli Share Option Plan may generally be exercised by the grantee in circumstances of termination by the grantee until the termination date and in certain circumstances in which the termination was initiated by the employer, within a period of fifteen days following termination, or within six months after such optionee’s termination by death or disability, but in no event later than the expiration of the option’s term and all to the extent that such options are vested at such dates. The term of other options granted under the 2004 Israeli Share Option Plan may not exceed ten years.

        On November 19, 2007 our Board of Directors amended the 2004 Israeli Share Option Plan to enable the granting of RSUs. The terms and conditions of the 2004 Israeli Share Option Plan that are applicable to options also generally apply to RSUs, where applicable. As of December 2007, RSUs that may vest into 275,000 ordinary shares have been granted under the 2004 Israeli Share Option Plan, all of which remain outstanding. The RSUs generally vest over a period of three years. All such RSUs are subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance which may under certain conditions provide for a reduced tax rate of 25% on gains realized upon sale of underlying shares but only with respect to gains reflecting the increase in our ordinary share price from the date of grant onward (other gains will be subject to full marginal tax rates of the grantee, for which we may recognize a deduction for Israeli tax purposes).

        As of December 31, 2007, 353,884 ordinary shares remain available for future grants of Options or RSUs under the 2004 Israeli Share Option Plan.

Stock Option Plan of Subsidiaries

        On December 4, 2000, the board of directors of one of our subsidiaries, StoreAlliance.com Ltd., approved an employee stock option plan. Pursuant to this subsidiary plan, as of December 31, 2007, 233,922 ordinary shares, or approximately 6.6% of the issued and outstanding share capital of the subsidiary as of such date, are reserved for issuance upon the exercise of options granted to some of our and the subsidiary’s employees. The options vest as follows: 33.33% after the first year after their grant, another 33.33% after the second year and another 33.33% after the third year, but only during the period the employee is employed either by us or by the subsidiary. In addition, the options are not exercisable prior to the earliest of the following events: (1) the consummation of a public offering of the subsidiary’s securities, (2) a merger or acquisition of the subsidiary, or (3) the lapse of seven years from the date of grant. Any vested options not exercised within the later of 90 days of (a) the end of the optionee’s status as our or the subsidiary’s employee, or (b) the first to occur of such exerciseability events, will expire. The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of the grant date thereof will expire. Some of the options under this subsidiary plan are subject to the terms stipulated by Section 102 of the Tax Ordinance (as in effect prior to January 1, 2003). Among other things, the Section 102 to the Tax Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

        On November 23, 2004, the board of directors of StoreAlliance.com Ltd. approved an additional employee stock option plan. Pursuant to this Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance. All options granted under this plan bear an exercise price of $5.55 per share and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of Retalix or its subsidiary – provided that the employee is still employed by Retalix or its subsidiary at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an initial public offering of the subsidiary’s securities; (2) a merger of the subsidiary; or (3) seven years from the date of grant.

        As of December 31, 2007, options to purchase 262,255 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at exercise prices ranging from NIS0.01 per share to $5.55 per share. The rest of the above options were forfeited.

        In December 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan. Pursuant to this plan, options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of the subsidiary or any affiliate. The options are generally subject to vesting after seven years of service, subject to acceleration upon the occurrence of certain events, such as (1) the conversion of StoreNext USA from a limited liability company to a C-corporation, (2) the consummation of an initial public offering of StoreNext USA’s securities or (3) a change of control in StoreNext USA (as defined in the option plan).   The options expire ten years from grant.  On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. In addition, on July 31, 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. Through February 28, 2008, 51,500 of these options were forfeited.

        Although Nasdaq rules generally require shareholders’ approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth, as of June 20, 2008, certain information known to us with respect to beneficial ownership of our ordinary shares by (1) each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares and (2) all of our executive officers and directors as a group. As of June 20, 2008, 20,228,332 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Ronex Holdings, Limited Partnership (3)(5)	2,353,085	11.6%
Prisma Investment House Ltd. (4)	1,832,543	9.1%
Barry Shaked (5)(6)	1,404,806	6.9%
Brian Cooper (5)	751,485	3.7%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on June 20, 2008, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on Schedule 13G/A filed with the SEC by Ronex Holdings, Limited partnership, and various affiliated FIMI private equity funds on March 3, 2008, and relates to their holdings of our shares as of March 3, 2008. Based on the information provided in such Schedule 13G/A, the relevant members of the group are: Mr. Barry Shaked, Mr. Brian Cooper (Shaked and Cooper are referred to as the Founders, and their address is: c/o Retalix Ltd. 10 Zarhin Street, Ra’anana 43000, Israel) Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P. The address of the FIMI entities is: c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Begin Road, Tel Aviv, Israel. The respective shared voting power of the entire group is: 4,509,376 shares.

(4)	This information is based solely on Schedule 13/D filed with the SEC by Prisma Investment House Ltd., on February 14, 2008, and relates to their holdings of our shares as of February 10, 2008.

(5)	Pursuant to the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the parties agreed, among other things, to vote their respective ordinary shares for the election to our board of directors of four directors designated by Ronex and four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom to be designated by Ronex and the other to be designated by Messrs. Shaked and Cooper. They also agreed to allow Ronex to designate the Chairman of the Board, subject to certain conditions. The parties to the Shareholders Agreement agreed to meet prior to each general meeting of shareholders and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to our articles of association which will conflict with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains tag-along and bring-along rights. The foregoing is based upon the Schedule 13D/A filed by the parties on March 3, 2008. By virtue of the Shareholders Agreement, each of parties thereto may be deemed to beneficially own all the 4,509,376 ordinary shares held, as of March 3, 2008, by all such parties, representing approximately 21.9% of our outstanding shares (assuming the exercise of Mr. Shaked’s options referenced in footnote 6 below). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party.

(6)	Includes options to purchase up to 371,327 shares, held by Mr. Shaked, directly or indirectly, that were exercisable on March 3, 2008 or within 60 days thereafter.

        Except as set forth in footnote 5 above, no major shareholders have any different voting rights.

        As of June 5, 2008, 7,587,772 of our ordinary shares were held in the United States, by five record holders with mailing addresses in the United States, owning an aggregate of approximately 38% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

        We are not party to any related party transactions. Certain of our shareholders have entered into a shareholders agreement, as described above.

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

        See Item 18.

Legal Proceedings

Retail Control Systems Inc.

        Prior to the acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in amount of $569,000.

        The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. We believe that RCS has meritorious defenses against this claim and that it will not result in any material expense.

IDS

        In June 2006, a customer in the U.S, or the customer, filed in the District Court of Madison County, Nebraska, a complaint against our subsidiary, Retalix USA Inc., or Retalix USA, and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. The customer opposed both motions. In October 2006, however, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome of any arbitration. In February 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association, seeking to recover damages, interest and attorney’s fees together in excess of $2.3 million from the customer for failing to pay for products delivered and services rendered as well as other misconduct. In February 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconduct. On August 30, 2007 the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. On November 1, 2007, the customer filed a statement of damages alleging total damages in excess of $22,000,000. The arbitration is currently scheduled to November 2008, in Omaha, Nebraska. Retalix USA intends to vigorously pursue its claims and to contest the counterclaims asserted in the arbitration proceeding, and it has asserted its indemnification rights against IDS.

Retalix USA

        In March 2007, a customer in the U.S., filed in the District Court of El Paso County, Texas, a complaint against Retalix USA Inc., seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. In April 2007 Retalix USA filed its Original Answer and counterclaim against the customer for breach of contract, pursuant to which Retalix USA seeks $ 214,000 plus interest and attorney’s fees for breach of contract.

Tamar

        In September, 2006, a former employee of one of our Israeli subsidiaries – Tamar, who was employed by said subsidiary prior to its acquisition by us, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total $350,000.

Other Claims and Disputes

        The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $167,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $618,000, have not materialized to court claims and some of them are in mediation process.

Dividend Policy

        Since 1995, we have not paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. Our board of directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency. The Shareholders Agreement dated as of March 3, 2008 states that it is the view of the parties thereto that, subject to applicable law, we should distribute as a dividend of at least 30% our annual net income, commencing with calendar year 2008. Our board of directors has not yet considered such a dividend policy.

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

	High	Low

2003	$23.19	$8.75

2004	24.74	16.45

2005	26.99	20.17

2006	27.07	16.02

2007	23.30	15.67

2006:

First Quarter	$26.65	$23.54

Second Quarter	27.07	21.03

Third Quarter	22.17	16.50

Fourth Quarter	19.34	16.02

2007:

First Quarter	$21.83	$17.00

Second Quarter	23.30	19.00

Third Quarter	20.13	15.67

Fourth Quarter	20.91	16.66

2008:

First Quarter	$18.18	$12.85

Most recent six months:

December 2007	$17.60	$16.66

January 2008	15.73	12.85

February 2008	18.18	15.82

March 2008	16.18	13.32

April 2008	15.13	13.82

May 2008	16.83	14.05

June 2008, through June 26, 2008	14.54	13.41

On June 27, 2008, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $13.11 per share.

The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High		Low

2003	NIS	101.40	NIS	43.25

2004		110.00		73.79

2005		122.40		90.95

2006		123.40		65.39

2007		93.75		61.30

2006:

First Quarter	NIS	122.40	NIS	109.00

Second Quarter		123.40		95.69

Third Quarter		99.18		73.18

Fourth Quarter		82.08		65.39

2007:

First Quarter	NIS	90.12	NIS	69.13

Second Quarter		93.75		79.77

Third Quarter		84.49		65.03

Fourth Quarter		83.80		61.30

2008:

First Quarter		65.30		45.48

Most recent six months:

December 2007		68.59		61.30

January 2008		60.05		49.14

February 2008		6.30		58.94

March 2008		58.00		45.48

April 2008		53.72		48.16

May 2008		57.08		47.80

June 2008, through June 26, 2008		44.02		49.36

On June 26, 2008, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 44.31 per share.

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

B. Memorandum and Articles of Association

        Our memorandum of association and articles of association were last amended December 27, 2007. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

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

        We are authorized to issue 30,000,000 ordinary shares par value NIS 1.0 per share, of which 20,288,332 ordinary shares were outstanding as of June 20, 2008.

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

Approval of Certain Transactions Under Israeli Law

        Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, director’s compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order. However, if the compensation terms of external directors comply with certain provision of the applicable regulations under the Companies Law, then board approval suffices.

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

        Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions to shareholders), provided that the articles of association of the company allow it to do so. At the 2007 annual general meeting of the shareholders, our articles of association were amended and the article allowing us to exempt our office holders to the fullest extent permitted by law was removed from our articles of association.

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

Anti-Takeover Provisions; Mergers and Acquisitions

        The Companies Law provides for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties.

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

        The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offerer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

        None

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

U.S. Taxation

        Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder arising from the purchase, ownership and disposition of our ordinary shares. A U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) or partnership (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect to be treated as a U.S. person, any person otherwise subject to U.S. federal income tax on a net income basis in respect of ordinary shares, if such status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. holder who is: (1) a bank, life insurance company, or other financial institution or “financial services entity”; (2) a regulated investment company, real estate investment trust or grantor trust; (3) a broker or dealer in securities or foreign currency; (4) a person who acquires our ordinary shares in connection with employment or other performance of services, or who acquires our ordinary shares in the form of a bonus from us; (5) a U.S. holder that is subject to the alternative minimum tax; (6) a U.S. holder that holds the ordinary shares as a hedge or as part of a hedging transaction, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (7) a tax-exempt entity; (8) a U.S. holder that expatriates out of the United States, or a former long-term resident of the United States; and (9) a person having a functional currency other then U.S. dollar.

        This discussion does not address the U.S. federal income tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

        Further, this description does not address any U.S. federal estate and gift tax consequences nor any state, local or foreign tax consequences relating to the acquisition, ownership, and disposition of our ordinary shares.

        Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

Distributions on Ordinary Shares

        Since 1995, we have not paid cash dividends on our ordinary shares. The Shareholders Agreement dated as of March 3, 2008 states that it is the view of the parties thereto that, subject to applicable law, we should distribute as a dividend commencing with calendar year 2008. Our board of directors has not yet considered such a dividend policy. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in the ordinary shares (to the extent thereof), and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service, or IRS, has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion below under “Israeli Taxation – Taxation of Dividends Applicable to Non-Residents Shareholders.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. Due to the nature of our operations, we do not believe we are a PFIC; see the discussions below at “Passive Foreign Investment Companies” concerning our status as a PFIC. If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. holder satisfying holding period and other requirements described below. A U.S. Holder will not be entitled to the preferential rate: (a) if the U.S. Holder has not held the ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code Section 163(d)(4) will not be eligible for the preferential rate of taxation.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such U.S. Holders itemize their deductions.

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

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally should be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, Treasury regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

        Special U.S. federal income tax laws apply to a U.S. holder who owns shares of a corporation that was (at the time during the U.S. holder’s holding period) a Passive Foreign Investment Company, or PFIC. We would be a passive foreign investment company, or PFIC, if:

—	75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or

—	at least 50% of the gross value of our assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

        As noted above, under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

        For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we are, or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund, “QEF election”, or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. Holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

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

        We believe that we were not a PFIC for 2007 and do not anticipate being a PFIC in 2008. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

        We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations – Retalix USA Inc., RCS, and 95% of a U.S. limited liability company – StoreNext USA. StoreNext USA is treated as a partnership for U.S. federal tax purposes. As such, 95% of StoreNext USA’s results are included in the Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. Generally, U.S. federal income taxes are imposed on the taxable income of the U.S. consolidated group at tax rates of 34%. The corporation is subject to the same U.S. federal income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis. State taxes are imposed on the U.S. taxable income at an approximate rate of 6% after the federal benefit of deducting the state income taxes.

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

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 31% of the taxable income for the 2006 tax year, at the rate of 29% of the taxable income for the 2007 and at the rate of 27% of the taxable income for the 2008 tax year. The corporate tax rate is scheduled to decrease as follows:, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

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

        A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five to years). We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to our current Approved Enterprises are scheduled to expire through 2009.

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

Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the alternative package of benefits will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the Benefited Enterprise routes do not require pre-approval by the Investment Center. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the date on which it is obligated to file its tax return for such year or within 12 months of the end of that year, the earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. The amendment does not apply to investment programs approved prior to December 31, 2004.

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

        The amendment will apply to programs in which the year of election under the Investments Law is 2004 or later, unless such programs received Approved Enterprise approval from the Investment Center on or prior to December 31, 2004, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

        Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

—	Deduction of costs related to shares issued in a stock market over a three-year period for tax purposes;

—	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	The option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

—	Accelerated depreciation rates on equipment and buildings.

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

        On February 26, 2008 the Israeli parliament approved an amendment to the Adjustments Law that limits the applicability of such law so that it will generally cease to apply after the 2007 tax year.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force. Accordingly, all cross-border transactions carried out between related parties must be conducted on an arm’s length principle basis and will be taxed accordingly.

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

        The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such individual is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), in which case the tax rate will be 25%. Israeli resident companies are subject to tax on capital gains derived from the sale of listed shares at the regular corporate tax rate, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders are not subject to the Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        In addition, under the convention between the United States and Israel concerning taxes on income, as amended, or the U.S.-Israel Tax Treaty, generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of shares by a person who holds the shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and who is entitled to claim the benefits available under the U.S.-Israel Tax Treaty. However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our issued voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Applicable to Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the rate –of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25%, or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). However, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and not more than 25% of our gross income consists of interest or dividends, then such tax rate is reduced to 12.5% for a non-resident that is a U.S. corporation and holds 10% or more of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year.

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

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nasdaq rules generally require that companies send an annual report to shareholders prior to the annual general meeting. Instead, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent public registered accounting firm, electronically with the SEC and place a link to it on our website. We will also furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

        As of December 31, 2007, we had the following open foreign currency forward contracts all of up to six months in term and maturing between January to February 2008:

Sell	Buy
In millions	In millions	Transaction date	Forward date

Pounds Sterling 1.0	$2.0	October 2007	January 2008

New Israeli Shekels 27.8	$7.2	November 2007	February 2008

Euros 0.6	$0.9	October 2007	January 2008

Euros 0.8	$1.2	November 2007	February 2008

Euros 2.8	$4.0	December 2007	February 2008

        The fair value of these outstanding contracts as of December 31, 2007 reflects a liability in the amount of $147,000, which was charged to financial expenses.

        Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

        The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2007.

(In thousands, except percentages)

		Maturity			Total book value	Total fair value
		2008	2009-10	2011-36

Corporate securities held to maturity bearing fixed	Book value	$370	$670	$987	$2,027	$2,079
interest rate (1)	WAYM *	6.28%	5.43%	5.40%	4.92%
Marketable Securities (1)	Book value	$3,085			$3,085	$3,085
	WAY**	4.88%			4.88%	4.88
Dollar linked money market funds and deposits (2)	Book value	$15,176			$15,176	$15,176
	WAIR***	3.80%			3.80%	3.80
New Israeli Shekels linked Deposits (2)	Book value	$2,893			$2,893	$2,893
	WAIR***	3.59%			3.59%	3.59
British Pounds Sterling linked Deposits (2)	Book value	$435			$435	$435
	WAIR***	5.37%			5.37%	5.37
Euro linked deposits (2)	Book value	$2,382			$2,382	$2,382
	WAIR***	1.17%			1.17%	1.17
Australian Dollars Linked deposits (2)	Book value	$1,598			$1,598	$1,598
	WAIR***	4.00%			4.00%	4.00

Total	Book value	$25,939	$670	$987	$27,596	$27,648
	WAY****	3.74%	5.43%	5.40%	3.79%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2007
***	Weighted average interest rate
****	Weighted average yield
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

        The following table sets forth our non-dollar assets and liabilities as of December 31, 2007:

(in thousands)

Currency	Israeli currency	Other non-dollar currency

Assets	$25,359	$35,930

Liabilities	$32,132	$16,070

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

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

PART III

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

        As of December 31, 2007, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Retalix to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at a reasonable level of assurance as of December 31, 2007, because of a material weakness in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control over Financial Reporting.

        Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        During the fourth quarter of 2007, we experienced the following problems with our internal control over financial reporting in relation to the recording of a few transactions in one of our U.S. offices: an invoice was issued with an incorrect discount, a formula error caused the miscalculation of certain revenues that are based on percentage of completion accounting, and an adjustment to the provision for sales commissions was under-accrued. We performed sufficient procedures to ensure that all material errors were identified and corrected before we reported our results of operations to the public. Nevertheless, we concluded that the aggregation of these separate deficiencies reflects insufficient complement of personnel in one of our U.S. subsidiaries with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements, and therefore constitutes a material weakness, which still existed as of the end of the year.   Therefore, our management concluded that as of December 31, 2007, our internal control over financial reporting was not effective.

        Notwithstanding the foregoing, our independent registered public accounting firm has concluded that our consolidated financial statements included in this annual report present fairly, in all material respects, the financial condition and results of operations of the Company in accordance with U.S. generally accepted accounting principles for the year ended December 31, 2007.

Management’s Remediation Initiatives.

        Under the direction of our Chief Executive Officer and Chief Financial Officer and in consultation with the Audit Committee of our Board of Directors, we have already begun taking measures to remediate the effectiveness of our internal control over financial reporting.

        Since the beginning of 2008, we have replaced several employees and made organizational changes in the accounting department of our U.S. office. In addition, we are reexamining the control design in this office as well as its appropriate professional staffing and training. We have also started implementing additional reconciliation controls.

        We believe that these measures, as well as additional measures that are planned for 2008, will remediate the material weakness of our internal control over financial reporting.

Attestation report of the registered public accounting firm

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited our 2007 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Changes in internal control over financial reporting

Although we have made changes since the end of 2007 as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Mr. David Bresler is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Bresler has long term experience in senior financial positions in large corporations and the board of directors has relied on his experience in determining that he is an “audit committee financial expert”. Mr. Bresler is “independent” as defined in Nasdaq rules.

ITEM 16B. CODE OF ETHICS

        Our board of directors has adopted a Code of Ethics, which applies to all of our employees, officers and directors. We will provide a copy of our Code of Ethics, free of charge, to any person who requests one. Such requests may be sent to our offices at 10 Zarhin Street, Ra’anana, Israel, Attention: Controller.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm since October 2006. Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young, served as our independent registered public accounting firm from April, 2005 until October, 2006. Kesselman & Kesselman also served as our principal independent registered public accounting firm from 1997 until April 2005. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2006 and 2007:

	Year Ended December 31, (U.S. $ in thousands)
	2006	2007

Audit Fees	1,709	2,024
Audit Related Fees	67	196
Tax Fees	150	216

Total	1,926	2,436

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

1. Reports of Independent Registered Public Accounting Firm

2. Consolidated Balance Sheets

3. Consolidated Statements of Income

4. Statements of Changes in Shareholders’ Equity

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

7. Reports of Independent Auditors of Certain Associated Companies

(b)	Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant, as amended (previously filed as an exhibit to Retalix's report on Form 6-K filed on November 2, 2005 and incorporated herein by reference)

1.2	Articles of Association of Registrant, as amended.

4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff (previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 1999 and incorporated herein by reference)

4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited (previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 1999 and incorporated herein by reference)

4.3	Second 1998 Share Option Plan, as amended.

4.4	2004 Israeli Share Option Plan, as amended.

4.5	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc. (previously filed as exhibit 2.1 to Retalix's registration statement on Form F-3 filed on June 2, 2005 and incorporated herein by reference)

8	Principal Subsidiaries of Retalix Ltd. (previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2006 on Form 20-F filed on June 21, 2007, and incorporated herein by reference).

12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 2, 2008	RETALIX LTD. By: /s/ Barry Shaked —————————————— Barry Shaked, President, Chief Executive Officer and Chairman of the Board of Directors

Date: July 2, 2008	By: /s/ Hugo Goldman —————————————— Hugo Goldman, Chief Financial Officer

RETALIX LTD.
2007 ANNUAL REPORT ON FORM 20-F

The amounts are stated in U.S. dollars ($) in thousands.

F – 1

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
RETALIX LTD.

We have audited the accompanying consolidated balance sheets of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, as of December 31, 2007, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because of a material weakness in internal control over financial reporting related to an insufficient complement of personnel in one of the Company’s United States subsidiaries with an appropriate level of knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company’s financial reporting requirements. This material weakness, at the United States subsidiary, resulted in the miscalculation of a customer discount, certain revenue based on percentage of completion accounting and certain commission accruals. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

As discussed in note 1s to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for share-based compensation. In addition, as discussed in note 1w to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for quantifying of prior year misstatements. In addition, as discussed in note 1k to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for income tax uncertainties.

Kesselman & Kesselman
A member of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
July 2, 2008

F – 2

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2007	2006

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS (note 10)
Cash and cash equivalents	22,484	55,186
Marketable securities (notes 7c; 11b)	3,455	4,554
Accounts receivable (note 11a)
Trade	81,429	48,469
Other	5,485	5,524
Inventories	1,289	1,154
Deferred income taxes (note 9g)	8,286	5,930

T o t a l current assets	122,428	120,817

NON-CURRENT ASSETS (note 10)
Marketable securities (note 11b)	1,657	1,237
Deferred income taxes (note 9g)	7,050	4,035
Long-term receivables (note 11c)	5,681	3,395
Amounts funded in respect of employee rights upon retirement (note 6)	8,806	6,759
Other	795	747

T o t a l non – current assets	23,989	16,173

PROPERTY, PLANT AND EQUIPMENT, net (note 3)	12,568	11,180

GOODWILL (note 4)	108,926	107,506

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 4)

Customer relationship	16,450	17,721
Other	4,229	5,777

	20,679	23,498

T o t a l assets	288,590	279,174

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2007	2006

	U.S. $ in thousands (except share data)

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 10):
Short-term bank credit	11	4,742
Current maturities of long-term bank loans (note 5)	258	224
Accounts payable and accruals:
Trade	15,410	11,535
Employees and employee institutions	8,977	7,179
Accrued expenses	6,393	7,288
Other	3,005	7,443
Deferred revenues	16,763	13,747

T o t a l current liabilities	50,817	52,158

LONG-TERM LIABILITIES (note 10):
Long-term loans, net of current maturities (note 5)	786	1,058
Employee rights upon retirement (note 6)	14,362	11,392
Deferred tax liability (note 9g)	219	1,016
Other tax payables	1,097	-
Deferred revenues	-	206

T o t a l long-term liabilities	16,464	13,672

T o t a l liabilities	67,281	65,830

COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (note 7)
MINORITY INTERESTS	2,791	2,293

SHAREHOLDERS’ EQUITY (note 8):
Share capital – Ordinary shares of NIS 1.00 par value (authorized: December 31, 2007 and December 31, 2006 – 30,000,000 shares; issued and outstanding: December 31, 2007 – 20,001,382 shares; December 31, 2006 – 19,613,454 shares)	5,273	5,178
Additional paid in capital	166,752	156,583
Retained earnings	46,195	49,188
Accumulated other comprehensive income	298	102

T o t a l shareholders’ equity	218,518	211,051

T o t a l liabilities and shareholders’ equity	288,590	279,174

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands (except share and per share data)

REVENUES: (note 13a)
Product sales	80,511	73,195	91,692
Services and projects	140,900	130,549	95,679

T o t a l revenues	221,411	203,744	187,371

COST OF REVENUES:
Cost of product sales	39,132	36,690	31,521
Cost of services and projects	65,281	44,562	34,465

T o t a l cost of revenues	104,413	81,252	65,986

GROSS PROFIT	116,998	122,492	121,385

OPERATING EXPENSES:
Research and development - net	58,653	60,375	44,683
Selling and marketing	31,617	33,495	33,382
General and administrative (note 14a)	27,539	27,426	23,131
Other expenses - net (note 14c)	643	22	-

T o t a l operating expenses	118,452	121,318	101,196

INCOME (LOSS) FROM OPERATIONS	(1,454)	1,174	20,189
FINANCIAL INCOME, net (note 14b)	1,032	79	202
GAIN ARISING FROM ISSUANCE OF SHARES BY AN ASSOCIATED COMPANY	-	-	83

INCOME (LOSS) BEFORE TAXES ON INCOME	(422)	1,253	20,474
TAXES ON INCOME (TAX BENEFIT) (note 9)	(435)	(507)	5,912

INCOME AFTER TAXES ON INCOME	13	1,760	14,562
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(3)	(57)	(130)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES	(508)	(425)	189

NET INCOME (LOSS)	(498)	1,278	14,621

EARNINGS (LOSS) PER SHARE – in U.S. $ (note14d):
Basic	(0.02)	0.07	0.78

Diluted	(0.02)	0.06	0.74

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE – in thousands (note 14d):
Basic	19,851	19,491	18,710

Diluted	19,851	20,127	19,659

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital

	Ordinary shares				Accumulated other comprehensive Income (loss)

	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings		Total

	U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2005	17,577	4,717	116,277	34,910	267	156,171
CHANGES DURING 2005:
Net income				14,621		14,621
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(555)	(555)

Comprehensive income						14,066

Stock based compensation expenses			167			167
Issuance of share capital in respect of acquisition of a subsidiary, net of issuance expenses	1,006	230	23,633			23,863
Issuance of share capital to employees and non-employee resulting from exercise of options	826	185	9,965			10,150

BALANCE AT DECEMBER 31, 2005	19,409	5,132	150,042	49,531	(288)	204,417
Effect of SAB 108 adjustments (note 1w)				(1,621)		(1,621)

				47,910		202,796

CHANGES DURING 2006:
Net income				1,278		1,278
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					390	390

Comprehensive income						1,668

Stock based compensation expenses			3,891			3,891
Issuance of share capital to employees and non-employee resulting from exercise of options	204	46	2,650			2,696
BALANCE AT DECEMBER 31, 2006	19,613	5,178	156,583	49,188	102	211,051

Effect of FIN 48 adjustments (note 9f)				(2,495)		(2,495)

				46,693		208,556

CHANGES DURING 2007:
Net loss				(498)		(498)
Unrealized losses on investments					(200)	(200)
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					396	396

Comprehensive loss						(302)

Stock based compensation expenses			3,889			3,889
Additional consideration in respect of acquisition of a subsidiary	207	50	3,923			3,973
Issuance of share capital to employees and non-employee resulting from exercise of options	181	45	2,357			2,402

BALANCE AT DECEMBER 31, 2007	20,001	5,273	166,752	46,195	298	218,518

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(498)	1,278	14,621
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in gains (losses) of subsidiaries	508	425	(189)
Depreciation and amortization	6,947	8,362	6,422
Gain arising from issuance of shares by an associated company	-	-	(83)
Share in losses of an associated company	3	57	130
Stock based compensation expenses	3,889	3,891	167
Changes in accrued liability for employee rights upon retirement	2,739	2,102	989
Losses (gains) on amounts funded in respect of employee rights upon retirement	(950)	(580)	155
Deferred income taxes - net	(6,570)	(2,699)	(1,498)
Net decrease (increase) in trading securities	(216)	3,025	(2,969)
Amortization of discount on marketable debt securities	11	56	92
Other	(109)	(32)	(565)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade (including the non-current portion)	(34,700)	(10,588)	(5,212)
Other (including long term other tax payables)	1,278	(889)	(926)
Increase (decrease) in accounts payable and accruals:
Trade	3,537	(730)	(300)
Employees, employee institutions and other	(2,290)	933	2,149
Decrease (increase) in inventories	(118)	1,022	(1,045)
Increase (decrease) in deferred revenues (including the non-current portion)	2,810	(2,616)	558

Net cash provided by (used in) operating activities - forward	(23,729)	3,017	12,496

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands

Net cash provided by (used in) operating activities - brought forward	(23,729)	3,017	12,496

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	9,743	6,212	12,111
Investment in marketable debt securities held to maturity	(9,047)	(2,066)	(1,876)
Acquisition of subsidiaries consolidated for the first time (a)	(1,370)	(2,653)	(50,312)
Additional investments in subsidiaries	-	(5,754)	(3,764)
Refund in respect of cost of investment	-	651	-
Purchase of property, plant, equipment and other assets	(4,676)	(2,567)	(3,069)
Proceeds from sale of property, plant and equipment	69	35	25
Amounts funded in respect of employee rights upon retirement, net	(1,097)	(777)	(905)
Long-term loans collected from (granted to) employees	17	(4)	114

Net cash used in investing activities	(6,361)	(6,923)	(47,676)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank loans	-	-	(2,284)
Repayment of long-term bank loans	(352)	(117)	(4,698)
Issuance of share capital to employees resulting from exercise of options	2,402	2,696	10,150
Net increase (decrease) in short-term bank credit	(4,731)	760	(3,525)
Minority investment in a subsidiary	-	-	34

Net cash provided by (used in) financing activities	(2,681)	3,339	(323)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	69	61	(218)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,702)	(506)	(35,721)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,186	55,692	91,413

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	22,484	55,186	55,692

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

(Continued) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands

(a) Supplementary disclosure of cash flow information -
Fair value of assets acquired and liabilities assumed of subsidiaries and activities acquired at the date of acquisition:
Working capital (excluding cash and cash equivalents)	174	302	(1,441)
Deferred revenues		-	10,677
Deferred income taxes		-	(396)
Property plant and equipment	(6)	(54)	(1,867)
Short- term bank credit		-	2,230
Goodwill and other intangible assets arising on acquisition	(1,679)	(2,901)	(84,211)
Issuance of the Company’s share capital		-	23,863
Increase in account payable- other	141	-	833

	(1,370)	(2,653)	(50,312)

(b) Supplementary disclosure of cash flow information -
cash paid during the year for:

Interest	1,766	1,508	1,895

Income tax	6,713	4,605	4,236

(c) Supplemental information on investing activities not involving cash flows:

1)

On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), in consideration for cash, as well as the issuance of share capital. In addition, in respect of this acquisition, in 2007 additional 207,236 shares valued at $3,973,129 that were released from escrow as certain customer retention milestones agreed upon were met.

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

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

			b)	As to the Group’s geographical segments and principal customers, see note 13.

			c)	Subsidiary - over which the Company has control and over 50% of the ownership.

			d)	Associated company - an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence.

		2)	Accounting principles and use of estimates in the preparation of financial statements:

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

F – 10

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

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under accumulated other comprehensive income (loss).

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with FAS 52- the resulting translation adjustments are presented under shareholders’ equity- accumulated other comprehensive income (loss).

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

Marketable securities consist of debt securities. The Company accounts for investments in marketable securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

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

Investment in one marketable bond is classified as available-for-sale and is recorded at fair value. Since this security do not have an active market, fair value is determined using a valuation model. This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss). Unrealized losses considered to be other than temporary are charged to income as an impairment charge;

F – 11

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

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment at least annually or between annual tests if certain events or indicators of impairment occur.

Other intangible assets are amortized over a period of one to fifteen years.

i.	Impairment in value of long-lived assets

Assets that are to be held and used by an entity are being reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

j.	Contingent Consideration

The aggregate consideration for certain of the Company’s acquisitions increased when certain future internal performance goals were later satisfied. Such additional consideration was paid in the form of additional shares of the Company, which were reserved for that purpose. The measurement and recognition of contingent consideration are accounted in accordance with SFAS No. 141, Business Combinations (“SFAS 141”), contingent consideration is recorded when a contingency is satisfied and additional consideration is issued or become issuable. The Company records the additional consideration issued or issuable in connection with the relevant acquisition when a specified internal performances goal is met. For additional consideration paid in stock, the Company calculates the amount of additional consideration using the closing price of its stock on the date the performance goal is satisfied,

F – 12

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	k.	Income taxes:

1)

The Company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See note 9g for additional information regarding the composition of the deferred taxes.

2)

Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also notes 8c and 9g), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

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

5)

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1"(“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 As of January 1, 2007. The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not change as a result of implementing FIN 48.

The adoption of FIN 48 resulted in the recording as of January 1, 2007, of an increase of the tax liabilities totaling $2,495,000 (including interest in the amount of $222,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of the retained earnings balance as of January 1, 2007.

F – 13

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

Revenues from sales of products and software license agreements are recognized when all of the criteria in Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” when collectability is probable. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2007, no such estimated losses were identified.

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

Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed.

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

F – 14

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	l.	Revenue recognition (continued)

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

The Company recognizes revenues net of VAT.

	m.	Research and development

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

	n.	Issuance of shares by associated company

Capital gains arising from the issuance of shares by an investee company to third parties are reflected in the statement of income (loss) on current basis.

	o.	Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of trade receivables and interest bearing investments. The cash and cash equivalents as of December 31, 2007 are deposited mainly with leading Israeli and U.S. banks. As of December 31, 2007, the Company had an investment of $1 million of a security held in auction rate security – see note 1d. In the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral.

	p.	Allowance for doubtful accounts

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

F – 15

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	q.	Earnings per share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with FASB Statement No. 128, “Earnings Per Share” (“FAS 128”). The options of certain subsidiaries (see note 8b) have no effect on the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 14d.

	r.	Other comprehensive income (loss)

Other comprehensive income, presented in shareholders’ equity, represents currency translation adjustments of non-dollar currency financial statements of a subsidiary and of an associated company (accumulated balance at December 31, 2007, 2006 and 2005, is $498,000, $102,000 and ($288,000), respectively) and in 2007 the unrealized losses of investment in available for sale security.

	s.	Stock based compensation

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

Prior to January 1, 2006, The Company accounted for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), the Group disclosed proforma information on the net income and earning per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in SFAS 123.

F – 16

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	s.	Stock based compensation (Continued)

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized as from January 1, 2006 include (a) compensation costs for all equity-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 adjusted for estimated forfeitures, see below, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123(R). The Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The Company selected the Black-Scholes option pricing model as the appropriate fair value method for its stock-options awards based on the market value of the underlying shares at the date of grant. The Company recognizes compensation costs using the multiple option award approach that results in an accelerated recognition of compensation costs in comparison to the straight line method.

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

The total compensation costs recognized in the year ended December 31, 2007 and 2006 income statement for stock-based employee compensation awards were $3,017,000 and $2,923,000, respectively, net of the tax effect of $40,000 and $45,000, respectively.

The total compensation costs recognized in the year ended December 31, 2007 and 2006 income statement for stock-based non employee compensation awards were $799,000 and $516,000, respectively, net of the tax effect of $33,000 and $237,000, respectively.

F – 17

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	s.	Stock based compensation (Continued)

As discussed above, prior to fiscal 2006, the Group followed the disclosure-only provisions of SFAS 123. The following table illustrates the effect on net income and earnings per share assuming the Group had applied the fair value recognition provisions of SFAS 123 to its stock-based employee compensation in the year ended December 31, 2005, before the adoption of SFAS 123(R):

Year ended December 31

2005

U.S. $ in thousands, except per share data

Net income, as reported	14,621
Deduct – the stock based employee compensation effect determined under the fair value method for all awards *	(3,832)

Pro forma net income	10,789

Earnings per share:
Basic - as reported	0.78

Basic - pro forma	0.58

Diluted - as reported	0.74

Diluted - pro forma	0.55

* The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. See note 8b for weighted average assumptions:

t.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $2,820,000, $2,095,000 and $2,716,872 in the years ended December 31, 2007, 2006 and 2005, respectively.

u.	Derivative financial instruments

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. These contracts do not qualify for hedge accounting under FAS 133. As a result, changes in the fair value of derivatives are reflected, as incurred, in the statements of income and included in “financial expenses - net”.

F – 18

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	v.	Sale of receivables

The Group factors some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable qualify as a sales transaction under the provisions of FASB Statement No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). The resulting costs are charged to financial expenses - net, as incurred. The balance of factored receivables amounted approximately $10,448,000 and $35,900,000 as of December 31, 2007 and 2006, respectively. The expenses resulting from the sales of trade receivables in the years ended December 31, 2007, 2006 and 2005 amounted to $1,862,000, 1,482,000 and $1,836,000, respectively, and are included in financial expenses. In the fourth quarter of the year the company decided to discontinue the factoring of receivables.

	w.	Adoption of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” (“SAB 108”):

In September 2006, the SEC staff issued SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement–including the reversing effect of prior year misstatements–but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, the Group used the roll-over method for quantifying financial statement misstatements.

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

SAB 108 permitted existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Group elected to record the effects of applying SAB 108 using the cumulative effect transition method. The adoption of SAB 108 resulted in a cumulative effect in an aggregate amount of $1,621,000 being recorded against the Group’s retained earnings as of January 1, 2006.

F – 19

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	x.	Newly issued accounting pronouncements:

1)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP 157-2 “Effective Date of FASB Statement No. 157.” FSP 157-1 excludes, in certain circumstances, SFAS 13 and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal (January 1, 2009, for the Company). The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

2)

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

3)

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, and FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 . FAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. FAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of shareholders’ equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is for fiscal years beginning after December 15, 2008. The adoption of FAS No. 141 (revised 2007) is prospective. The adoption of FAS No. 160 is prospective. The impact to presentation and disclosure are applied retrospectively. We are currently in the process of evaluating the impact, if any, that the adoption of FAS No. 141 (revised 2007) and FAS No. 160 will have on our financial position, consolidated results of operations and cash flows.

4)

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.” SFAS No. 161 expands the current disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” such that entities must now provide enhanced disclosures on a quarterly basis regarding how and why the entity uses derivatives; how derivatives and related hedged items are accounted for under SFAS No. 133 and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. Pursuant to the transition provisions of the Statement, the company will adopt SFAS No. 161 in fiscal year 2009 and will present the required disclosures in the prescribed format on a prospective basis. This Statement will not impact the Consolidated Financial Statements as it is disclosure-only in nature.

	y.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

F – 20

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of operations as of the date of the acquisition of each company.

a.

In May 1, 2007, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and certain identified liabilities of BGI International for $1,370,000 in cash (including transaction costs in amount of $20,000) and an additional $150,000 amount to be paid on the two years anniversary date of the acquisition. In addition, up to an additional $1.4 million will be payable by the Company over the next three years based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds. The identified intangible assets acquired amounted to approximately $736,000 and included customer relationships of approximately $200,000 to be amortized over an estimated useful life of 6 years and Acquired Technology of approximately $536,000 to be amortized over an estimated useful life of 3 years. Goodwill arising on the acquisition amounted to approximately $943,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will enhance the suite of software solutions to include grocery and transportation management tools and save time on development of such solutions on a standalone basis. Accordingly, the acquisition resulted in a significant allocation to goodwill.

b.

In February 2006, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and liabilities of Base Products, Inc., a provider of a suite of hardware and software products and services for food and consumer goods retailers, for $2,653,000 in cash. The identified intangible assets acquired amounted to approximately $1,287,000 and included mainly customer relationships of approximately $1,277,000 to be amortized over an estimated useful life of 15 years. Goodwill arising on the acquisition amounted to approximately $1,614,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will strengthen and significantly widen its customer relationship in the independent food and consumer goods retail industry and thus improve its position in its target markets. Accordingly, the acquisition resulted in a significant allocation to goodwill.

c.

In March 2006, the Company through its subsidiary Retalix Holdings Inc., acquired an additional 45% of the equity of StoreNext Retail Technology LLC (“StoreNext USA”) and increased its holdings in StoreNext USA to 95%. The consideration the Company paid for this acquisition was approximately $4,875,000 in cash. The identified intangible assets acquired amounted to approximately $1,553,000 and included mainly customer relationships of approximately $833,000 to be amortized over an estimated useful life of 15 years - see also note 4b. Goodwill arising on the acquisition amounted to approximately $3,323,000. The Company expects that this acquisition will strengthen StoreNext USA and widen its access to hardware sources and thus increase its customer relationship and improve its position in its target markets. Accordingly, the acquisition resulted in a significant allocation to goodwill. In March 2008, the Company exercised its right and option to purchase from a third party additional 5% of StoreNext USA for an aggregate amount of $625,000.

d.

In August 2006, the Company acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd., or PRS. This acquisition increased the Company’s holdings in PRS to 100%. The consideration the Company paid for this acquisition was approximately $730,000 in cash. Goodwill arising on the acquisition amounted to approximately $288,000.

F – 21

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	ACQUISITIONS (continued):

e.

On April 1, 2005, the Company, through its subsidiary Retalix Holdings Inc., acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions Inc. (“TCI”), a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry in consideration of $32,600,000, comprised of $15,603,000 in cash, including direct costs consisting mostly of legal, consulting and registration fees, and 715,730 of the Company’s Ordinary shares valued at approximately $16,980,000. The identified intangible assets acquired amounted to approximately $9,596,000 and included mainly acquired technology of approximately $2,810,000 and customer relationship of approximately $6,506,000 to be amortized over their estimated useful lives (4 to 15 years). Goodwill arising on the acquisition amounted to approximately $29,413,000. The Company expects that this acquisition will strengthen and widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Synergies may also be realized through the use of some common corporate overhead resources. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors. Also in April, 2005, the Company through its subsidiary Retalix Holdings Inc., executed an agreement and plan of merger with TCI, pursuant to which in November 2005, TCI merged with and into one of the Company’s subsidiaries and all the additional outstanding common stock and Preferred stock of TCI (other than shares held by the Company and shares as to which appraisal rights had been properly perfected under Delaware law), were acquired by the subsidiary for an aggregate of approximately $2,570,000 in cash. Goodwill arising from this transaction amounted to approximately $2,570,000.

f.

On April 1, 2005, the Company through its subsidiary Retalix Holdings Inc., acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), a provider of ERP and distribution solutions for the food service, convenience store and grocery industries in consideration of $44,859,000, comprised of $37,976,000 in cash, including direct costs consisting mostly of legal, consulting and registration fees, and 290,128 of the Company’s Ordinary shares valued at approximately $6,883,000. In addition, the sellers were issued additional 207,236 shares valued at $3,973, 000 that were released from escrow to the sellers after certain customer retention milestones were met as of April 1, 2007. 69,481 shares and approximately $1.1 million in cash are still being held in escrow pending third party claim that has not yet been resolved. The identified intangible assets acquired amounted to approximately $15,463,000 and included mainly acquired technology of approximately $4,120,000 and customer relationship of approximately $ 10,852,000 to be amortized over their estimated useful lives (2 to 15 years). Goodwill arising on the acquisition amounted to approximately $33,356,000. The goodwill will be amortized for tax purposes over a period of 15 years. The Company expects that this acquisition will strengthen and significantly widen its product offerings and thus improve its position in its target markets. In addition, the Company believed it would gain the ability to increase sales of both its traditional products and the new products gained from the acquisition by cross selling into each other’s established markets. Additionally, IDS’s reputation in the industry and its name recognition are also factors in the valuation of IDS’s goodwill. Accordingly, the acquisition resulted in a significant allocation to goodwill due to the above factors.

F – 22

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

h.

The following presents certain unaudited pro forma combined condensed income statement information for the years ended December 31, 2007 and 2006, assuming that acquisition taken place during 2007, had taken place on January 1, 2006 and January 1, 2007 and that the acquisitions taken place in 2006 had taken place on January 1, 2006, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $71,000 and $227,000 in 2007 and 2006, respectively:

	2007	2006

	U.S. $ in thousands (except per share data)

	(Unaudited)	(Unaudited)

Revenues	221,811	206,114

Net income (loss)	(569)	1,140

Earnings (losses) per share:
Basic	(0.03)	0.06

Diluted	(0.03)	0.06

The amounts are based upon certain assumptions and estimates and do not reflect any benefits which might be achieved from combined operations. The pro forma results do not necessarily represent results, which would have been achieved if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

Following is the allocation of the purchase price of the 2007 acquisitions:

Year ended December 31, 2007

Initially consolidated

U.S. $ in thousands

Current liabilities, net of current assets	(315)
Property and equipment	6
Goodwill arising on Acquisitions	943
Identified intangible assets	736

1,370

F – 23

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	PROPERTY, PLANT AND EQUIPMENT:

	a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31

	2007	2006

	U.S. $ in thousands

Computers and peripheral equipment	18,729	17,630
Land lease rights and building	9,901	7,140
Vehicles	538	797
Office furniture and equipment	5,137	4,799
Leasehold improvements	2,404	1,935

	36,709	32,301

Less - accumulated depreciation	24,141	21,121

	12,568	11,180

	b.	As to geographical locations, see note 13b.

	c.	Depreciation expenses totaled $3,352,000 $3,431,000 and $2,996,000, in the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 4 –	GOODWILL AND OTHER INTANGIBLE ASSETS:

	a.	Goodwill

The changes in the carrying amount of goodwill for each reportable geographical segment are as follows:

	U.S.	Israel	International (Europe)	Total

	U.S $ in thousands

Balance as of January 1, 2006	93,827	3,541	3,841	101,209
Goodwill attributed to new subsidiaries acquired during 2006 and additional investments in subsidiaries	4,937	288	-	5,225
Differences from translation of non dollar currencies	-	-	335	335
Other adjustments*	765	(28)	-	737

Balance as of December 31, 2006	99,529	3,801	4,176	107,506
Goodwill attributed to new subsidiaries acquired during 2007 and additional investments in subsidiaries	4,916	-	-	4,916
Differences from translation of non dollar currencies	-	-	387	387
Other adjustments*	(3,883)	-	-	(3,883)

Balance as of December 31, 2007	100,562	3,801	4,563	108,926

*	Resulting mainly from changes in deferred tax assets resulting from business combinations.

F – 24

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses a valuation model of future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists.

b.	Intangible assets:

	1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	Weighted average amortization period	Original amount		Amortized balance

		December 31		December 31

		2007	2006	2007	2006

	Years	U.S. $ in thousands

Customer relationship	14.3	24,572	24,372	16,450	17,721
Maintenance and license agreements	-	2,638	2,638	-	-
Acquired technology	4.5	10,777	10,242	3,516	4,810
Distribution rights	-	759	759	19	113
Other identified intangible assets	2.9	1,937	1,937	694	854

Total		40,683	39,948	20,679	23,498

2)

Intangible assets amortization expenses totaled $3,595,000 $5,130,000 and $4,474,000 in the years ended December 31, 2007, 2006 and 2005, respectively. Future annual amortization expenses are approximately $3,353,000, $2,808,000, $1,724,000, $1,298,000 and $1,298,000 in 2008, 2009, 2010, 2011 and 2012, respectively.

NOTE 5 –	LONG-TERM LOANS, NET OF CURRENT MATURITIES:

a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2007	December 31

	%	2007	2006

		U.S. $ in thousands

Bank loan - In EURO	Fixed at 2%	911	1,153
Other:
Loan from shareholders of a subsidiary	LIBOR*+0.75%	133	129

		1,044	1,282
Less - current maturities		258	224

		786	1,058

*	The $ LIBOR rate as of December 31, 2007 – 4.70%.

F – 25

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	LONG-TERM LOANS (continued):

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31

	2007	2006

	U.S. $ in thousands

2008		229
2009	263	233
2010	269	241
2011 and thereafter (through 2012)	254	355

	786	1,058

NOTE 6 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli, Italian, U.K. and Australian labor laws generally require payment of severance pay upon dismissal of an employee or upon termination by the employees of employment in certain other circumstances. The severance pay liability of the Israeli companies and one of the Italian subsidiaries in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among non-current assets. The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Some of the Company’s U.S. subsidiaries provide 401 (k) plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

c.

The severance expenses amounted to $3,417,000, $2,469,000 and $1,308,000 in the years ended December 31, 2007, 2006 and 2005, respectively. The 401(k) plans expenses as mentioned in b. above amounted to $985,000, $1,029,000 and $826,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

d.	The profits (loss) on the amounts funded totaled $950,000, $580,000 and $ (155,000) in the years ended December 31, 2007, 2006 and 2005, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

	1)	The Group expects to contribute in the year ending December 31, 2008, $2,690,000 to the insurance companies and severance pay funds in respect of its severance pay obligation.

2)

The Company expects to pay $747,000 future benefits to its employees during 2008 to 2017 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

F – 26

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	EMPLOYEE RIGHTS UPON RETIREMENT (continued):

U.S. $ in thousands

Year ending December 31:
2008	216
2009	58
2010	210
2011	57
2012	54
Thereafter (through 2013)	152

747

NOTE 7 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES:

a.	Commitments:

	1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2012. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2007, as follows:

U.S. $ in thousands

Year ending December 31:
2008	6,108
2009	3,991
2010	1,247
2011	435
2012	322

12,103

Office and vehicles lease expenses totaled $5,594,000, $5,509,000 and $4,844,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

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

F – 27

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

	3)	Royalty commitments:

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

As of December 31, 2007, total royalty to be paid by the Group in the future on account of projects funded under the Office of the Chief Scientist is $5,455,000, including interest.

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)

Prior to the acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are in amount of $569,000.

The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. The Company is of the opinion that RCS has meritorious defenses against this claim and that it will not result in any material expense and therefore no provision was recorded in regard to this claim as of December 31, 2007.

2)

In March, 2005, a former dealer in the U.S. (Sierra Nevada Cash Register) filed in the Third Judicial District Court of Salt Lake County, Utah, a complaint against StoreNext USA, seeking actual and subsequent damages in excess of $300,000 for breach of the distributorship agreement and unfair competition. In addition, the Company filed a counter claim against Sierra Nevada for unpaid receivables for product in the amount of $119,000. As of December 31, 2007 this matter has been settled, according to which the customer will return the products and no mutual payment will be needed.

F – 28

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

3)

In June 2006, a customer in the U.S (“the customer”), filed in the District Court of Madison County, Nebraska, complaint against the Company’s subsidiary, Retalix USA Inc. (“Retalix USA”) and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February, 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customers failure to pay for products delivered and services rendered as well as other misconducts. In February, 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts. In August 30, 2007 the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. On November 1, 2007 the customer filed a statement of damages alleging total damages in excess of $22,000,000. The arbitration is currently scheduled to November 2008, in Omaha, Nebraska. Retalix USA intends to vigorously pursue its claims, to contest the counterclaims asserted in the arbitration proceeding and to assert its indemnification rights, if necessary. As of December 31, 2007, the balance of debt of this customer for services supplied by the Company approximately $2,569,000, was fully reserved as doubtful debts. The Company is of the opinion that it does not have any additional exposure due to this claim and thus no additional provision was recorded as of December 31, 2007.

4)

In March 2007, a customer in the U.S., filed in the District Court of El Paso County, Texas, a complaint against Retalix USA Inc., seeking actual and consequential damages in excess of $ 270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. In April 2007 Retalix USA filed its Original Answer and counterclaim against the customer for breach of contract, pursuant to which Retalix USA seeks $ 214,000 plus interest and attorney’s fees for breach of contract. Since no discovery has actually been compelled as of December 31, 2007 in this matter, no provision was recorded in regard to this claim as of December 31, 2007.

5)

In August, 2005, an Italian distributor of Retalix Italia approached the Company and Retalix Italia claiming that the acquisition of M.P.S. Millennium Pos Solution S.r.l. (“MPS”) by Retalix Italia in July 2005 formed an act of unfair competition. No further action has been taken by the above party, in connection with its above allegation to date. In addition, in April, 2006, the above distributor exercised arbitration proceedings in order to enforce its claims of co-ownership to a certain product of M.P.S., as well as indemnity for certain damages allegedly suffered by him within this context. In May 2006, MPS requested the arbitral court to reject all claims filed by the above party. In May 2007, the parties to this dispute signed a settlement agreement according to which all previous agreements in connection with the relationship between the parties are cancelled and MPS and the distributor are the sole owners of the product may further develop and sell the product - each at its own discretion, and such action by either will not create any obligation towards the other party. In addition, and regardless of any further sales of the product by either party, the distributor is to pay MPS use fees totaling approximately $ 53,000, in installments, during the period of June 2007 to June 2010. The agreement also stipulates that MPS is to provide the distributor training for a consideration totaling approximately $ 40,000 as well as support services to continue until the end of January 2008, for a consideration totaling approximately $ 66,000.

F – 29

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES (continued):

6)

In September, 2006, a former employee of one of the Company’s Israeli subsidiaries - Tamar, who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total approximately $ 364,000. The Company is of the opinion that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2007.

7)

The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $ 167,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $ 618,000, have not materialized to court claims and some of them are in mediation process. The Company is of the opinion that its exposure due to the claims above is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2007.

	c.	Pledges:

A certain bank account containing $ 1.2 million in marketable securities as of December 31, 2007, is pledged to secure any bank credit, including but not limited to loans, given by the bank that holds such securities. Additional bank accounts and deposits totaling as of December 31, 2007 $ 473,000 are held as collateral for a credit guarantee and a letter of credit issued on behalf of a subsidiary.

	d.	Line of credit:

As of December 31, 2007, the Company had unutilized credit lines of approximately $2 million bearing annual interest rate of 5.75%.

NOTE 8 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

		2)	As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

F – 30

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

	b.	Stock based compensation:

		1)	Company’s Option plans:

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

On November 19, 2007, the Company’s Board of Directors amended the Company’s “Second 1998 share Option Plan” (the “US Plan”) so as to enable to grant of Restricted Stock Units pursuant to such US Plan.

In addition, On November 19, 2007, the Company’s Board of Directors approved to increase the pool of authorized and unissued Ordinary Shares nominal value of NIS 1.00 for the purpose of grant of awards under the company’s “Second 1998 share Option Plan” by 2,000,000 shares, such that the aggregate pool of reserved shares shall be of 7,000,000 shares.

As of December 31, 2007 and 2006, 1,990,597 and 35,787 options, respectively remained available for grant under the Second 1998 Plan.

Through December 31, 2007 and 2006, 3,300,470 and 3,165,200 options, respectively, had been exercised under the Second 1998 Plan at exercise prices ranging between $ 7.125 and $$ 23.02 per share.

On May 10, 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements beginning in May 2008 through May 2010. These options vest over the period of 0 - 3.5 years.

On November 19, 2007, the Company’s Board of Directors amended the company’s “2004 Israeli Share Option” so as to enable to grant of Restricted Stock Units pursuant to such Israeli Plan.

As of December 31, 2007 and 2006, 353,884 and 677,314 options, respectively remained available for grant under the Israeli Plan.

Through December 31, 2007 and 2006, 75,711 and 30,289 options, respectively had been exercised under the Israeli Plan.

F – 31

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

On November 19, 2007 the Company’s Board of Directors approved to grant up to an aggregate of 275,000 Restricted Stock Units (RSU’s), in an exercise price of NIS 1, pursuant to the Israeli Plan and the US plan, exercisable into Shares of the Company to Israeli employees or consultants of the company and to US employees. As of December 31, 2007, all the RSU’s are nonvested and none of them are forfeited.

The options and the RSU’s granted under the Israeli Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” the Company is not entitled to recognize a deduction for tax purposes of the gain recognized by the employee upon sale of the shares underlying the options.

Compensation expense in respect of the CEO entitlement to options (in prior years, due to the CEO’s status as a service provider), was determined also prior to the adoption of SFAS 123(R), based on the fair value of the options. Total expenses in the years ended December 31, 2007, 2006 and 2005 in respect of these options, before the tax effect, were $ 832,000 $ 923,000 and $ 167,000, respectively.

Following is a summary of the status of the option plans:

	2007		2006		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

		U.S. $		U.S. $		U.S. $

Options outstanding at beginning of year	3,091,410	18.05	2,134,998	17.63	2,648,019	15.06
Changes during the year:
Granted	396,135	17.40	1,325,090	18.07	476,556	22.59
Exercised*	(180,692)	13.36	(204,451)	13.16	(825,213)	12.26
Forfeited or expired	(302,515)	20.36	(164,227)	18.79	(164,364)	17.57

Options outstanding at end of year**	3,004,338	18.02	3,091,410	18.05	2,134,998	17.63

Options exercisable at year-end	1,798,963	17.88	1,429,256	17.18	1,244,117	15.99

Weighted average fair value of options granted during the year		4.8		6.10		6.92

*	The total intrinsic value of options exercised during the years ended December 31 2007, 2006 and 2005 is $ 1,163,741, $ 1,492,000 and $ 9,793,000, respectively.

**

As of December 31, 2007, there was $ 5,958,542 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.42 years.

The weighted average fair value of the RSU’s granted during the year is $18.54.

F – 32

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31

	2007	2006	2005

Dividend yield	0%	0%	0%
Expected volatility	33%-42%	33%-42%	35%-37%
Risk free interest rate	3%-5%	3%-5%	4%
Expected holding period (in years)	2.5-4	3-4	3

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2007:

Exercise price U.S.$	Number of options outstanding at December 31, 2007	Aggregate intrinsic value * in U.S. $ In thousands	Number of options exercisable at December 31, 2007	Aggregate intrinsic value * in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options outstanding	Weighted average remaining contractual life (in years) of exercisable options

RSU’s 0.25	275,000	4,216	-	-	2.92	-
8.75	4,202	29	4,202	29	0.33	0.33
10.00	146,216	816	146,216	816	0.33	0.33
14.88	262,700	185	262,700	185	0.33	0.33
15.55	528,333	16	185,000	6	2.58	2.58
16.29	196,135	-	-	-	3.00	-
18.54	200,000	-	-	-	3.91	-
18.55	392,500	-	139,167	-	2.58	2.58
18.56	707,469	-	707,469	-	0.50	0.50
21.86	176,556	-	117,704	-	1.00	1.00
23.02	170,137	-	154,475	-	1.50	1.50
24.46	194,090	-	64,697	-	2.00	2.00
26.00	26,000	-	17,333	-	1.50	1.50

	3,279,338	5,262	1,798,963	1,036	**1.80	**1.02

* Based on the Company’s share last known closing price at the Nasdaq Global Select Market as at December 31, 2007, of $15.58 per share.

** The weighted average in respect of all the options and RSU’s.

F – 33

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

2)	Stock option plan of subsidiaries:

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

During 2001, the subsidiary granted the said 270,000 options partly at an exercise price per share of NIS 0.01, and to two employees at an exercise price of $5.55. Through December 31, 2007, 112,101 of these options were forfeited and out of which 76,023 were regranted.

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

F – 34

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

b)

On December 1, 2004, the board of directors of another Subsidiary approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, up to 1,500,000 options to purchase up to 1,500,000 shares of the Additional Subsidiary can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a Limited Liability Company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant. Accordingly, on December 14, 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of affiliates. The options granted bear an exercise price of $0.3748, which reflects the market value per share according to an independent valuation. Through December 31, 2007, 14,000 of these options were forfeited. In addition, on July 31, 2006 additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to the management valuation. All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an Initial Public Offering or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. Through December 31, 2007, 7,500 of these options were forfeited. The plan shall terminate ten years from the grant date.

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

The Company’s board of directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, which ever is higher. Alternatively, if the Company does not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent the Company from satisfying the Company’s existing and foreseeable obligations as they become due.

F – 35

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

2)

Out of the Company’s retained earnings as of December 31, 2007 and 2006, approximately $17,365,000 and $15,800,000 are tax-exempt respectively, due to “Approved or Beneficiary Enterprise” status granted to some of the Company’s facilities – see note 9b. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $4,340,000 and $3,950,000 would be incurred as of December 31, 2007 and 2006, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration. See also notes 9b and 9g(5).

NOTE 9 –	TAXES ON INCOME:

	a.	Corporate taxation in Israel:

Tax rates:

1)

The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. In August 2005, an amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in 2005 at the time the aforementioned amendments was made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

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
Companies incorporated in Australia, France and U.K. – tax rate of 30%.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”)

Some production facilities of the Company have been granted approved enterprise status under the above law including its amendment that came into effect in April, 2005, which is discussed below.

The Company is entitled to additional tax benefits as “companies of foreign investors”, as defined by the law.

F – 36

The main tax benefits available to the Companies are:

1)	Reduced tax rates:

In respect of income derived from the approved enterprises, the Company are entitled to benefits under the law’s reduced tax rates during a period of ten years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has seven approved enterprises.

Income derived from the approved enterprises is tax exempt during the first two years of the ten-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining eight years of benefits.

As of December 31, 2007, the periods of benefits relating to five of the approved enterprises of the Company have already expired. The periods of benefits relating to other two approved enterprise programs will expire in 2008 and 2012.

In the event of distribution of cash dividends (and for beneficiated enterprise – also liquidation dividend) out of income which was tax exempt as above, the company would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see 9g(5) below and note 8c(2)).

2)	Accelerated depreciation:

The Company is entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five tax years of the operation of these assets.

The entitlement to the above benefits is conditional upon the company’s fulfillment of the conditions stipulated by the above law, the regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event that the Company fails to comply with these conditions, the benefits may be cancelled and the company may be required to refund the amount of the benefits, in whole or in part, with interest and adjustments for inflation based on the Israeli Consumer Price Index (“Israeli CPI”).

F – 37

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

	c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these financial statements. Paragraph 9(f) of FASB Statement No. 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities. In February 2008, the Knesset (the Israeli parliament) passed a law according to which the provisions of Inflationary adjustments law will no longer apply to the Company in 2008 and thereafter.

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

F – 38

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

	e.	Carryforward tax losses:

Carryforward tax losses of the Company as of December 31, 2007 aggregate approximately $5,724,000.

Carryforward tax losses of certain subsidiaries as of December 31, 2007 and 2006 aggregate approximately $53,150,000 and $48,642,000, respectively.

Under the Inflationary Adjustments Law, carryforward tax losses related to the Company and the Israeli subsidiaries are linked to the Israeli CPI and may be utilized indefinitely.

As of December 31, 2007, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $43,400,000, which includes approximately $5,600,000 relating to excess stock option deductions. Federal net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2008 through 2026. The U.S. subsidiaries have state net operating loss carryforwards of approximately $33,200,000, which includes approximately $5,600,000 relating to excess stock option deductions discussed above. State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2008 through 2026. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $35,700,000 and $15,800,000, respectively, are subject to an annual limitation under Internal Revenue Code (“IRC”) section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

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

During the year ended December 31, 2007 the Company’s U.S. subsidiaries utilized in federal and state jurisdictions approximately $4,100,000 of US net operating loss carryforwards to offset current taxable income in the US tax jurisdiction of which $1,400,000 was acquired net operating loss carryforwards that resulted in a release of the related valuation allowance of $550,000 with an offsetting reduction to goodwill.

Approximately $13 million of the valuation allowance at December 31, 2007 relates to acquired U.S. net operating loss carryforwards for which subsequently recognized tax benefits will be recorded as a reduction of goodwill.

F – 39

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

	f.	Uncertain tax positions:

As stated in note 1k5, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of our unrecognized tax benefits:

Year ended December 31, 2007

U.S. $ in thousands

Balance at January 1, 2007	2,273
Increase in tax positions for prior year	189
Increase in tax positions for current year	538

Balance at December 31, 2007	3,000

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $ 3,000,000 at December 31, 2007. The liability in respect of unrecognized tax benefits included accrued potential penalties and interest of $ 371,000. We do not expect unrecognized tax expenses to change significantly over the next 12 months.

As a result of the adoption of FIN 48, the company recorded cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease of $2,495,000 in the balance of retained earnings as of January 1, 2007.

In 2007 the Company recognized interest and penalties expense, related to unrecognized tax benefits in the amounts of $149,000. As of December 31, 2007, the amounts of interest and penalties accrued on the balance sheet are $371,000.

g.	Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance are as follows:

		December 31

		2007	2006

		U.S. $ in thousands

1)	Provided in respect of the following:
	Provisions for employee rights	1,766	1,583
	Deferred revenues	2,792	-
	Carryforward tax losses	18,810	16,485
	Doubtful accounts	1,680	1,712
	Research and development	7,645	6,415
	Employee stock options	1,023	529
	Non employee stock options	439	407
	Depreciable fixed assets	104	134
	Other	643	516

		34,902	27,781
	Goodwill and other intangible assets	(3,675)	(4,434)

		31,227	23,347
	L e s s- valuation allowance	(16,110)	(14,398)

		15,117	8,949

F – 40

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

	2)	The deferred taxes are presented in the balance sheets as follows:

	December 31

	2007	2006

	U.S. $ in thousands

As a current asset	8,286	5,930
As a non-current asset	7,050	4,035

	15,336	9,965

As a non-current liability	(219)	(1,016)

	15,117	8,949

3)

Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

	4)	The deferred taxes are computed at the tax rates of 21%- 40%.

5)

As stated in b. above, part of the income of the Company’s income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

h.	Income (loss) before taxes on income and income taxes included in the income statements:

		Year ended December 31

		2007	2006	2005

		U.S. $ in thousands

1)	Income (loss) before taxes on income:
	Israeli	(972)	(2,025)	21,874
	Non-Israeli	550	3,278	(1,400)

		(422)	1,253	20,474

2)	Income taxes included in the income statements:
	Current:
	Israeli	1,461	1,583	7,019
	Non-Israeli	957	502	354

		2,418	2,085	7,373

	Deferred:
	Israeli	(3,454)	(3,139)	(1,348)
	Non-Israeli	601	547	(113)

		(2,853)	(2,592)	(1,461)

		(435)	(507)	5,912

F – 41

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

3)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2007-29%, 2006-31% and 2005-34%) and the actual tax expense:

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands
Income before taxes on income, as reported in the income statements	(422)	1,253	20,474

Theoretical tax expense (tax benefit)	(122)	388	6,961

L e s s - tax benefits arising from approved enterprise status	-	346	2,518

	(122)	42	4,443

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	1,292	1,266	697
Tax exempt income			(28)
Increase (decrease) in taxes resulting from different tax rates applicable to non - Israeli subsidiaries	178	95	(16)
Changes in valuation allowance	661	(1,325)	(903)
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - see c. above	(3,013)	(1,184)	1,230
Increase in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	609	591	467
Other	(40)	8	22

Taxes on income (tax benefit) for the reported years	(435)	(507)	5,912

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2002. Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 2005. Kochav Orion Advertising and Information Ltd, Orlan Orion Systems Ltd and PRS received final assessments through the year ended December 31, 2003. Retalix Italia received final assessments through the year ended December 31, 2002. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2003. The other subsidiaries have not been assessed since incorporation.

F – 42

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2007

	Israeli currency
			Other non-dollar currencies
	Linked to the Israeli CPI	Unlinked

	U.S. $ in thousands

Assets	2,793	22,566	35,930

Liabilities	(2,301)	(30,500)	(16,070)

NOTE 11 –	SUPPLEMENTARY BALANCE SHEET INFORMATION:

			December 31

			2007	2006

			U.S. $ in thousands

a.	Accounts receivable:

	1)	Trade:

		Open accounts	90,293	53,444
		Less - allowance for doubtful accounts	8,864	4,975

			81,429	48,469

	2)	Other:

		Israeli Government departments and agencies	1,080	1,749
		Employees	128	327
		Prepaid expenses	3,775	3,088
		other	502	360

			5,485	5,524

b.	Marketable securities:

	1)	Held to maturity and available for sale bond securities - the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized cost	Unrealized gains	Unrealized Losses	Aggregate fair value

	U. S. $ i n t h o u s a n d s

At December 31:
2007	1,227	235	(57)	1,405

2006	2,990	20	(55)	2,955

 The bonds mature as follows:

U.S. $ in thousands

2008	370
2009	490
2010	180
2020	187

1,227

F – 43

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	2)	As of December 31, 2007, the Company’s investment in an available for sale bond security (an action rate security) is recorded net of unrealized loss in amount of $ 200,000.

	3)	The marketable securities are presented in the balance sheets as follows:

	December 31

	2007	2006

	U.S. $ in thousands

Among current assets:
Trading	3,085	2,800
Held to maturity bond securities	370	1,754

	3,455	4,554
As a non-current asset
Available for sale security	800	-
Held to maturity bond securities	857	1,237

	5,112	5,791

	4)	As to pledges on securities, see note 7c.

c.	Long-term receivables:

	1)	Long-term receivables are composed as follows:

December 31, 2007

U.S. $ in thousands

Long-term loans to employees *	50
Long-term trade receivables	5,991
Less - Unamortized discount**	(360)

5,681

		*	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 4%. Repayment dates are up to four years from the date of grant.

		**	The discount is based on imputed interest of 4%.

NOTE 12 –	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

	a.	Concentrations of credit risks - allowance for doubtful accounts:

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalent, trade receivables and interest bearing investments. The cash and cash equivalents as of December 31, 2007 and 2006 are deposited mainly with leading Israeli and U.S. banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote. As to trade receivables, most of the Group’s revenues are derived from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in accounts receivable. As to investment in available for sale security – see note 11b(2). Securities invested in by the Group represent mainly highly rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

F – 44

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

	b.	Fair value of financial instruments:

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

As to the fair value of derivatives, see c. below. As to the fair value of marketable debt securities, see note11b.

	c.	Derivative financial instruments:

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FASB Statement No. 133 - “Accounting for Derivative Instruments and Hedging Activities”.

During 2007, the Company entered into several foreign currencies forward contracts for conversion of Pounds Sterling, Euro, Australian dollar and Israeli currency into a notional amount in dollars, all short term contracts of up to three months. Most of these contracts were rolled over a few times since their original closure in recent years.

As of December 31, 2007, the Company had nine open contracts of this nature for the conversion of such foreign currencies into a total of approximately $15.2 million, the fair value of which as of December 31, 2007 is $(147,000), which reflects the estimated amounts that the Group would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2006, the Company had ten open contracts of this nature for the conversion of such foreign currencies into a total of approximately $14.6 million, the fair value of which as of December 31, 2006 was $(336,000).

F – 45

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SEGMENT INFORMATION:

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

Geographic segments:

Summarized financial information by geographic segment, for 2007, 2006 and 2005 is as follows:

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands

Revenues:
U.S	123,266	119,821	98,385
Israel	18,738	17,083	13,800
International*	79,407	66,840	75,186

Total revenues	221,411	203,744	187,371

* The international segment includes revenues from customers in Europe	46,838	41,961	50,532

b.	Enterprise-wide disclosure:

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31

	2007	2006

	U.S. $ in thousands

Israel	10,230	7,883
U.S.	1,906	2,841
International	432	456

	12,568	11,180

As for goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2007 and December 31, 2006, no customer generated revenues in excess of 10% of the Group’s total revenues.

In the year ended December 31, 2005, one customer in the international geographic segment generated revenues in excess of 10% of the Group’s total revenues. This customer generated revenues of 10.2% of the Group’s total revenues in the year ended December 31, 2005.

F – 46

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 –	SELECTED INCOME STATEMENT DATA:

	a.	General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31

	2007	2006	2005

	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	4,975	4,404	3,154
Increase during the year	5,278	2,676	2,237
Bad debt written off	(1,389)	(2,431)	(987)
Adjustments resulting from the adoption of SAB 108	-	326	-

Balance at end of year	8,864	4,975	4,404

		Year ended December 31

		2007	2006	2005

		U.S. $ in thousands

b.	Financial income (expenses):
	Realized gain on marketable securities - net	95	111	308
	Non-dollar currency gains (losses) - net	1,227	(209)	(637)
	Interest income	1,950	2,163	3,011
	Interest and bank commissions expense	(2,240)	(1,986)	(2,480)

		1,032	79	202

c.	Other general expenses - net:
	Loss on sale of property and equipment	57	22	-
	Due Diligence Costs	(700)		-

		643	22	-

d.	Earnings per share (“EPS”):

Following are data relating to the nominal value of shares - basic and diluted used in the purpose of computation of EPS:

	Year ended December 31

	2007	2006	2005

	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earnings per share	19,851	19,491	18,710

Add incremental shares from assumed exercise of options	-	636	949

Weighted average number of shares used in computation of diluted earnings per share	19,851	20,127	19,659

For the years ended December 31, 2007 and 2006 options in the total amount of 3,279,338 and 1,953,063, respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect. In the year 2005 there were no such unti-dilution options.

F – 47