Form 20-F/A
period 2007-12-31
RETALIX LTD
filed 2008-07-07
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No.1

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

YES ☐ NO ☒

EXPLANATORY NOTE

We are filing this amendment to our Annual Report on Form 20-F, or Form 20-F/A, solely (1) to include the report of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, dated July 21, 2006, and (2) to indicate conformed signatures on the report of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, dated July 2, 2008, as well as on the consents included in Exhibits 15.1 and 15.2. Though the underlying report and signatures had been obtained, these items were inadvertently omitted in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2008, or the Original Form 20-F. Although we have re-filed the entire Original Form 20-F as amended, for clarity, the amendments are limited in scope to such corrections and do not amend, update, or change any other items or disclosures contained in the Original Form 20-F. Except as described in this paragraph, we do not purport by this Form 20-F/A to update any of the information contained in the Original Form 20-F.

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

/s/ Kesselman & Kesselman
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

Tel Aviv, Israel	/s/ KOST, FORER, GABBAY & KASIERER
July 21, 2006	A Member of Ernst & Young Global