Form 20-F
period 2008-12-31
RETALIX LTD
filed 2009-06-22
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR;

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,389,771 Ordinary Shares, nominal value NIS 1.00 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐ NO ☐

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

YES ☐ NO ☒

TABLE OF CONTENTS

Page

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
Item 3. KEY INFORMATION	6-19
A. Selected Financial Data	6-7
B. Capitalization and Indebtedness	7
C. Reasons for the Offer and Use of Proceeds	7
D. Risk Factors	7-19
Item 4. INFORMATION ON THE COMPANY	20-44
A. History and Development of the Company	20
B. Business Overview	20-42
C. Organizational Structure	43
D. Property, Plants and Equipment	44
Item 4A. UNRESOLVED STAFF COMMENTS	44
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44-59
A. Operating Results	44-55
B. Liquidity and Capital Resources	55-57
C. Research and Development, Patents and Licenses, Etc.	58-59
D. Trend Information	59
E. Off -Balance Sheet Arrangements	59
F. Tabular Disclosure of Contractual Obligations	59

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60-69
A. Directors and Senior Management	60-61
B. Compensation	62
C. Board Practices	63-65
D. Employees	65-66
E. Share Ownership	66-69
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69-71
A. Major Shareholders	69-70
B. Related Party Transactions	70
C. Interests of Experts and Counsel	71
Item 8. FINANCIAL INFORMATION	71
Item 9. THE OFFER AND LISTING	72-74
A. Offer and Listing Details	72-73
B. Plan of Distribution	74
C. Markets	74
D. Selling Shareholders	74
E. Dilution	74
F. Expenses of the Issue	74
Item 10. ADDITIONAL INFORMATION	74-86
A. Share Capital	74
B. Memorandum and Articles of Association	74-78
C. Material Contracts	79
D. Exchange Controls	79
E. Taxation	79-86
F. Dividends and Paying Agents	86
G. Statement by Experts	86
H. Documents on Display	86
I. Subsidiary Information	86

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87-88
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART II

PART III

PART I

                 Unless the context otherwise requires, all references in this annual report to “Retalix,” “us,” “we,” and “our” refer to Retalix Ltd. and its consolidated subsidiaries.

                 Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$" in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On June 8, 2009, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.005 to $1.00.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income (loss) data set forth below with respect to the years ended December 31, 2004, 2006, 2007 and 2008 and the selected consolidated balance sheet data set forth below as of December 31, 2004, 2006, 2007 and 2008 have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated statement of income data set forth below with respect to the year ended December 31, 2005 and the selected consolidated balance sheet data set forth below as of December 31, 2005 have been derived from our consolidated financial statements that were audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2006, 2007 and 2008 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$77,494	$91,692	$73,195	$80,511	$72,907
Services	45,460	95,679	130,549	140,900	148,720

Total revenues	122,954	187,371	203,744	221,411	221,627

Cost of revenues:
Cost of product sales	23,246	31,521	36,690	39,132	45,201
Cost of services	18,890	34,465	44,562	65,281	88,078

Total cost of revenues	42,136	65,986	81,252	104,413	133,279

Gross profit	80,818	121,385	122,492	116,998	88,348

Operating expenses:
Research and development expenses-net	34,096	44,683	60,375	58,653	38,357
Selling and marketing expenses	24,798	33,382	33,495	31,617	23,623
General and administrative expenses	15,944	23,131	27,426	27,539	26,677
Other (income) expenses-net	15	-	22	643	(376)
Impairment of goodwill	-	-	-	-	58,182

Total operating expenses	74,823	101,196	121,318	118,452	146,463

Income (loss) from operations	5,995	20,189	1,174	(1,454)	(58,115)
Financial income (expenses) - net	85	202	79	1,032	(1,978)
Gain arising from issuance of shares by associated
Companies	200	83	-	-	-

Income (loss) before taxes on income	6,280	20,474	1,253	(422)	(60,093)
Tax benefit (taxes on income)	(1,553)	(5,912)	507	435	8,960
Share in income (losses) of an associated company	(137)	(130)	(57)	(3)	54
Minority interests in losses (gains) of subsidiaries	247	189	(425)	(508)	(537)

Net income (loss)	$4,837	$14,621	$1,278	$(498)	$(51,616)

Earnings (losses) per share:
Basic	$0.31	$0.78	$0.07	$(0.02)	$(2.55)

Diluted	$0.29	$0.74	$0.06	$(0.02)	$(2.55)

Weighted average number of shares used in computation:
Basic	15,746	18,710	19,491	19,851	20,265
Diluted	16,552	19,659	20,127	19,851	20,265

	Year ended December 31,
	2004	2005	2006	2007	2008
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$91,413	$55,692	$55,186	$22,484	$33,546
Working capital	97,963	68,216	68,659	71,611	83,305
Total assets	209,952	271,656	279,174	288,590	240,792
Total debt	13,859	5,288	6,024	1,055	772
Shareholders' equity	156,171	204,417	211,051	218,518	175,722
Capital stock	120,994	155,174	161,761	172,025	180,815

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

Risks Related To Our Business

        The recent downturn in the global economy worldwide has materially adversely affected the retail food industry, our primary target market, which has had a material adverse effect on our results of operations. If adverse economic conditions continue or worsen, our results of operations could worsen, as well.

        Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as supermarkets, convenience stores, fuel chains and restaurants as well as wholesalers and suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Recent turmoil in the global financial and credit markets has caused liquidity problems for many financial institutions and adversely affected investor and consumer confidence generally. This has resulted in a curtailment of capital investment by many of our existing and potential customers, which has adversely affected our results of operations. Conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase. For example, in the first quarter of 2009, we had to write off a $1.1 million receivable due to the bankruptcy of one of our customers. In addition, if we require additional funds to finance the growth of our business and are unable to raise them due to the prevailing weakness in the global financial and credit markets, our results of operations and financial condition may be adversely affected.

We had a loss in 2008 and may not return to profitability.

         For the year ended December 31, 2008, we recorded a net loss of $52 million. Our 2008 results were adversely impacted by an impairment of goodwill amounting to $58.2 million. Before this impairment charge, we still would have had a net loss in 2008, were it not for a tax benefit. Our ability to return to or sustain profitability in the future depends in part on the global economy, which has adversely affected our industry. We have undertaken cost cutting initiatives in response to the worldwide economic conditions, including a reduction in our worldwide workforce, which could lead to a deterioration of our competitive position. In the future, we may have to undertake additional cost reduction initiatives to achieve and sustain profitability, and to the extent we do not do so sufficiently, our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not continue to report losses in future periods or that if we return to profitability, we will remain profitable.

        Our business is subject to fluctuations in operating results, which could cause the price of our ordinary shares to decline.

        Our quarterly operating results have varied in the past and may fluctuate in the future because of a variety of factors, many of which are outside of our control. These factors include, among others:

—	the size, timing, terms and fluctuations of customer orders and rollout schedules;

—	the long sales cycle associated with certain of our software products;

—	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

—	general economic conditions;

—	changes in pricing by us or our competitors;

—	fluctuations in currency exchange rates, and especially the revaluation of the Israeli Shekel and the devaluation of the US Dollar;

—	the uncertainty regarding the adoption of our current and future products, including such products as our relatively new Store.Net and InSync applications;

—	technical difficulties with respect to the use of software solutions and services developed by us;

—	seasonality in customer purchasing and deployment patterns; and

—	the profitability of our professional services business, and the percent of our total business that this constitutes.

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

        If we fail to manage changes in personnel effectively, our business could be disrupted, which could harm our operating results.

        Our expansion has placed a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial and accounting systems. From 2004 through most of 2008, we underwent rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations, due, in part, to several acquisitions we have made. For example, we had 920 employees on December 31, 2004, and 1,350 employees on December 31, 2008. Any failure to manage growth effectively could disrupt our business and harm operating results. Recently we have undertaken a headcount reduction in response to the prevailing adverse economic conditions. Reductions in personnel also entail risks of business disruption and potential adverse effects on our sales and marketing efforts, customer service, and research and development activities. These adverse effects could harm our operating results.

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

        In addition, new product introductions and enhancements require a high level of expenditures for research and development, which adversely affects our operating results. Any products or enhancements we develop may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenues. Our recent headcount reduction may also harm or delay our research and development efforts. If we are unable to successfully develop new products or enhance and improve our existing products or if we fail to position and/or price our products to meet market demand, our business and operating results will be adversely affected.

        We are making significant investments in internal enterprise resource planning, which will result in increased expenses and may not provide anticipated benefits.

        We are in the process of upgrading our enterprise resource management, or ERP, tools to improve our internal management of our resources, licenses, training and operations. This is intended to result in a more centralized, streamlined planning system featuring more transparent and efficient use of real-time data. We will incur significant expenses in implementing such system. Investments in new technology are speculative. Such a new system may not achieve the anticipated improvements to our enterprise resource management and could create problems with our planning, integration of data or compatibility with other internal systems that we do not currently have.

        Sales to large customers represent a significant portion of our revenues, and a significant reduction in sales or services to these customers could significantly reduce our revenues.

        During 2008, none of our customers accounted for 5% or more of our revenues. During 2007, one customer accounted for 5% or more of our revenues. During 2006, two customers each accounted for 5% or more of our revenues. Sales to large supermarket, convenience store and fuel chains as well as large distributors are typically large in size and represent a significant portion of our revenues. A significant reduction in sales and services to any of our large customers could significantly reduce our revenues. This has already occurred in 2008 and the first half of 2009, and it could continue or worsen. We anticipate that sales and services to large customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

        The long sales cycle for certain of our products could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

        We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. We have found that this process is even longer during periods of economic uncertainty. Even after the evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These risks include:

—	the potential cancellation of orders based on customers' changing budgetary constraints and changing economic conditions;

—	the shift in orders expected in one quarter to another quarter because of the timing of customers' procurement decisions; and

—	the unpredictability of internal acceptance reviews.

        These factors could cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

        Our gross margins may vary significantly or decline, adversely affecting our operating results.

        Because the gross margins on product revenues from license sales are significantly greater than the gross margins on product revenues from hardware sales and on services revenues, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on our revenue mix between product revenues and services revenues. In addition, since our product revenues are typically comprised of both software license and hardware elements and since the gross margins on license revenues are significantly higher than the gross margins on hardware revenues, our combined gross margin on products revenues in any particular quarter will also depend on our revenue mix between license and hardware revenues. Our operating results in any given quarter may be adversely affected to the extent our gross margins decline due to our generating in that quarter a greater percentage than average of services revenues or a greater percentage than average of hardware revenues. In addition, fixed price contracts for services we provide may expose us to additional risk if the actual costs in connection with such contracts are higher than expected, and therefore reduce our gross margins.

        Our acquisition of businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

        From 2004 through 2008, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions Inc., or TCI, and the acquisition of the assets of Integrated Distribution Solutions, L.L.C., or IDS. Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies or products;

—	unanticipated costs or liabilities;

—	diversion of management's attention;

—	adverse effects on existing business relationships with suppliers and customers, which could lead to bad debts;

—	risks associated with entering markets in which we have no or limited prior experience;

—	potential loss of key employees, particularly those of the acquired organizations; and

—	potential future write-offs of goodwill recorded as a result of the acquisitions.

        Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

             Our business will suffer to the extent that our products based on relatively new platforms such as the .NET platform or the J2EE platform do not achieve market acceptance.

        In recent years, we have been developing new versions of our products based on new platforms such as the Microsoft .NET platform and the J2EE platform. The risks of our commitment to these relatively new platforms include the following:

—	the possibility that prospective customers will refrain from purchasing the current versions of our products because they are waiting for the new platform versions;

—	the possibility that our beta customers with products based on new platforms will not become favorable reference sites;

—	the possibility that the new platforms will not be able to support the multiple sites and heavy data traffic of our largest customers;

—	the possibility that our development staff will not be able to learn how to efficiently and effectively develop products using the new platforms; and

—	the possibility that we will not be able to transition our customer base to the products based on the new platforms when these are available.

        There can be no assurances that our efforts to develop new products using the new platforms will be successful. If the products we develop for new platforms do not achieve market acceptance, it likely will have a material adverse effect on our business, operating results and financial condition.

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

        Our Software-as-a-Service, or SaaS, business model is in an early stage of implementation and, if unsuccessful, our revenue growth could be adversely affected.

        We are still in the early stages of rolling-out our SaaS application services to regional chains and independent store retailers through our two StoreNext initiatives, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, and Store Alliance.com Ltd., which we refer to as StoreNext Israel. These applications have not been traditionally used by smaller retailers and if they do not accept them, our SaaS initiatives may not succeed. Our services include head-office and back-office applications delivered via the Internet based on a SaaS subscription fee pricing model. We offer our SaaS services under a subscription fee model for reporting, analysis and merchandising services. We also offer payment processing services as part of a Connected Payments program through a joint venture with our payment processing software partner, MTXEPS Inc. In the future, we plan to offer additional services for a fee. We cannot assure you that these users will accept our pricing model. If we are unsuccessful in selling and marketing our SaaS services to retailers and distributors, our revenue growth could be adversely affected.

         Our Retalix InSync products are in varying stages of development and, if unsuccessful, our revenue growth could be adversely affected.

        In September 2005, we announced the introduction of Retalix InSync, our new enterprise and supply chain management portfolio. We are in the process of developing new supply chain management systems on the new Retalix InSync platform. Development has taken longer than expected and, while we have begun initial pilots of certain software modules, we cannot assure you that this development will be successful or that many customers will purchase these new products. If we continue to experience delays in developing our Retalix InSync products or if we are unsuccessful in marketing and selling our Retalix InSync products to retailers and distributors, our revenue growth could be adversely affected.

         Some of our products contain “open source” software, and any failure to comply with the terms of one or more associated open source licenses could negatively affect our business.

        Some of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, including, for example, the GNU General Public License, or GPL, GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using such open source software, that we provide various notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. The terms of many open source licenses have not been interpreted by any U.S. court or, to our knowledge, any other court, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful, we could be enjoined from distribution of the products that contained the open source software and/or required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software, which could limit or eliminate our ability to commercialize such software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software. Although we take steps to ensure that our programmers do not include open source software in products and technologies we intend to keep proprietary, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into products and technologies we intend to keep proprietary.

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

        We might not succeed in adapting our software to support multiple enterprises as the number of users of our SaaS services increase. As part of our strategy to sell our software products and services to small chains and single store food retailers, we are rolling out our SaaS-based offering, and we are in the process of adapting some of our software products to a browser-based multi-tenant environment in order to reduce the costs associated with our enterprise software solutions offered through a shared SaaS environment. As we add customers to our SaaS initiatives, our software will need to be robust enough to support, from a single data center, our growing customer base. The failure of our SaaS service to support multiple enterprises could harm our business and operating results.

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

        Our future success depends upon the continued services of our executive officers, and other key sales, marketing, research and development and support personnel. In particular, we are dependent on the services of Barry Shaked, currently our President and Chief Executive Officer. We do not have “key person” life insurance policies covering any of our employees. Any loss of the services of Mr. Shaked, our executive officers or other key personnel could adversely affect our business.

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

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executive officers and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. For example, our management determined that we had ineffective internal control over financial reporting as of December 31, 2007. While our management has determined that we had effective internal control over financial reporting as of December 31, 2008, we cannot assure you that we will able to conclude in future years that we have effective internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

        Under SFAS 123(R), we are required to record a compensation expense in connection with share-based compensation which significantly reduces our profitability.

        Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), requires all share-based payments to employees to be recognized as a compensation expense based on their fair values. During 2006, 2007 and 2008, SFAS 123(R) had a material impact on our results, lowering our reported net income by approximately $3.4 million, $3.8 million and $4.3 million, respectively. This standard may continue to have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of the continuing adverse impact of SFAS 123(R) on our results, we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related To Our Location In Israel

        Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Since then, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

        Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations. In addition, in recent years Iran has been stepping up its efforts to achieve nuclear capability. This move is seen by many as a worldwide threat to peace. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

        We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but some of our expenses such as salaries or hardware costs are generated in other currencies such as the NIS, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2006, 2007 and 2008, the dollar depreciated in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we have entered and may continue to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations and, even if they do protect us, involve financing costs we would not otherwise incur.

        The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

        Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2008, the value of the dollar decreased in relation to the NIS by 1.1%, while inflation increased by 3.8%. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

        We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

        We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our production facilities that are designated as “Approved Enterprises”. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. Our tax benefits resulting from our Approved Enterprises for the years 2006, 2007 and 2008, net of other tax effects, were approximately $346,000, $0 and $0 respectively. In addition, an increase in our development activities outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be continued in the future, at their current level or at any level.

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

        We have received royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2008, our total contingent liability to the OCS in this respect amounted to $5,787,000. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

        The market price for our ordinary shares, as well as the price of shares of other technology companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

—	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	announcements concerning us or our competitors;

—	changes in pricing policies by us or our competitors;

—	general market conditions, and changes in market conditions in our industry;

—	the general state of the securities market; and

—	market speculation about a possible acquisition of or investment in our company; see Item 4.A.

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

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

        We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd. In 2000, we changed our name from Point of Sale Ltd. to our current name. Our principal offices are located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is (011) 972-9-776-6677. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6200 Tennyson Parkway, Suite 150, Plano, Texas 75024, and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this annual report.

        Our ordinary shares began trading on the Tel Aviv Stock Exchange in October 1994 and on the Nasdaq National Market (now the Nasdaq Global Select Market) in July 1998.

        During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we widened our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, with the acquisitions of OMI International Inc., or OMI International, and IDS, we significantly widened our offerings to include supply-chain management solutions for retailers as well as for suppliers and manufacturers. For information relating to our recent significant acquisitions, please see Item 4.B below under “Recent Significant Acquisitions”. In 2005, we introduced new sophisticated solutions complementing recent industry focuses, such as customer loyalty and optimization of ordering. From 2006 through 2008, we made a significant effort in developing a Java-based, thin-client, next-generation supply chain management application suite, which we refer to as Retalix InSync.

        On February 16, 2009 and March 31, 2009, we announced that we received several unsolicited non-binding proposals to purchase all of the outstanding shares of the Company or to make an investment in the Company, at prices ranging from $8.00 to $10.00 per share in cash, none of which were from competitors or other companies operating in our field of business. In accordance with our policy, we do not plan to make any further statements responding to market rumors or speculation about these or any other proposals.

        Principal Capital Expenditures

        We had capital expenditures of $2.6 million in 2006, $4.7 million in 2007 and $5.1 million in 2008. Our capital expenditures in 2006 consisted primarily of the purchase of computers and peripheral equipment. Our capital expenditures in 2007 and 2008 consisted primarily of the purchase (in unfinished condition) and refurbishing of the 3rd floor of the building in which our corporate headquarters are located in Ra’anana, Israel, for $2.5 million and $3.4 million, respectively, and the purchase of computers and peripheral equipment. In 2008, we also started the implementation of a new ERP system for an aggregate amount of approximately $2.0 million, of which $0.1 million was invested in 2008. In 2009, we expect the purchase of software and related professional services, computers and peripheral equipment related to the ERP system to amount to approximately $1.8 million, and that our capital expenditures related to the 3rd floor refurbishment, levies, improvements and furniture to amount to up to $0.6 million. We have financed, and expect to continue to finance, these capital expenditures with cash generated from operations.

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

        We market our software solutions to large and mid-sized supermarket and convenience store chains, major fuel retailers, and independent grocers, as well as to large and mid-size foodservice, convenience stores and grocery distributors. In each sector, the customers are typically categorized into “tiers” based on various factors, such as revenue levels, number of stores, industry and region, with Tier 1 referring to the largest entities.

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

        We believe that we are unique within the food and fuel retail and distribution software industries. We offer software solutions that can serve the needs of the entire range of food and fuel retailers and grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at more than 40,000 sites in 51 countries. Our customers include leading supermarket/grocery chains and food service distributors such as Big Y, Food Lion, Food Services of America, Hannaford Bros., Hy-Vee, Odom Beverage, Save-A-Lot and Save Mart in the United States, Argos, AS Watsons, Carrefour, Delhaize, Intermarche, Morrisons, Sainsbury’s and Tesco in Europe, large food distributors such as Metcash in Australia, and large convenience stores and major fuel retailers such as BP in Australia, the United Kingdom and North America, Casey’s, Husky, Irving Oil, Love’s, Pilot Travel Centers and The Pantry in the United States and Canada. Our annual worldwide sales have grown from $36.1 million in 2000 to $221.6 million in 2008.

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

Our robust solutions provide system resiliency and data redundancy

         The retail food industry is characterized by a very high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer's POS system for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could significantly impair a retailer's internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest food retailers and distributors and major fuel retailers, capable of supporting very high volumes of stores and checkout lanes without risk of significant malfunction or failure. Equally important, our software architecture protects critical data through its duplication at the server level. In case of system failures, each POS terminal can continue to operate despite the interruption of communications with the back-office or headquarters, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in such large supermarket chains as Carrefour, Tesco, Sainsbury's and Woolworths is a strong testament to the robustness and resilience of our in-store solutions.

Our next generation ‘thin client’ architecture reduces the cost and physical footprint of IT systems

        In response to retailers’ increasing demand for software solutions that are easier to use and cheaper to maintain, we develop our next generation solutions based on a “thin client” architecture, using service oriented architecture and software technologies (J2EE and Microsoft .Net). Our “thin client” solutions allow our applications to run on remote servers with the users accessing the applications through a standard browser. These solutions reduce the need for expensive, bulky hardware and software installations at each store location, lower an enterprise’s IT maintenance costs and facilitate enterprise-wide integration. In addition, “thin client”architecture makes it easier and more cost-effective to upgrade software as and when required. This capability to provide for a “thin POS” and a “thin office” solution allows a choice of additional flexibility and cost savings, as part of our product suite.

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

Continue to develop new products and enhance existing products to address a broader set of food and fuel retailers’ and distributors’ needs

        We strive to develop innovative products and solutions that meet the needs of our customers based on our extensive knowledge and accumulated experience in the development of software solutions for the food and fuel industries. In order to address a broader set of retailers' and distributors' needs, we continue to expand the breadth and depth of our product lines by developing and introducing new products and enhancing the functionality of our existing products. Our continuous technological development represents an important part of our value proposition to our customers, as it provides them with access to advanced solutions that meet their changing needs, as well as with a road map for the development of products designed to meet their anticipated future needs. As part of this strategy, we introduced in 2003 a new “thin client” POS software application, and announced the first installation of this new solution built on the Microsoft .NET platform. In September 2005, we announced the introduction of Retalix InSync, our new J2EE-based platform and solution portfolio for retail, supply chain execution and warehouse management systems. In late 2006, we started implementing our beta versions of the Retalix loyalty system, which is comprised a central Microsoft .NET web-based application and a store promotion and loyalty engine. In 2006, we also introduced a self-checkout application based on our core application, StoreLine. In 2007, we announced the POS Presentation Layer, which includes a user interface editor to achieve, with no code changes, a customer tailor-made graphical user interface, or GUI, layer for all POS formats. In 2008, we announced the Dynamic Receipt Engine product, which provides innovative, flexible customer receipt editor and runtime executor to run next to the POS engine. The initial implementations of these new solutions are already taking place.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

         In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging our ability to support multiple enterprises from a single data center, we are now able to offer enterprise level applications, such as electronic payments, sales analysis, product and price management, promotions, loyalty, demand replenishment, loss prevention and information services, to Tier 3 and Tier 4 retailers on a SaaS basis. We provide these Connected Services through StoreNext in return for a subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. To date, StoreNext USA has connected more than 1,000 stores and StoreNext Israel has connected over 1,500 stores. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

Leverage our Connected Services customer base to build collaborative retailer-supplier communities

        Through the collection of sales data obtained in providing Connected Services to Tier 3 and Tier 4 retailers, we are able to provide suppliers with aggregated Tier 3 and Tier 4 sales data, including visibility into inventory movement and aggregated market share information. This data enables suppliers to better understand market trends and changing consumer demands, and to optimize their supply replenishment strategy. As we add more retailers to our Connected Services, we are able to offer suppliers an increasingly valuable service as we are able to provide them with access to data from a wider group of retailers and, as a result, a more detailed, timely and accurate view of the marketplace. We first established a community for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel initiative has reached a critical mass. We intend to provide similar collaboration services through our StoreNext USA initiative as the number of subscribers to our Connected Services in the United States grows. We intend to continue to leverage our Connected Services to increase the value of the community to suppliers and to provide us with an additional source of revenue.

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

Continue to expand into new geographic markets and additional retail and distribution market sectors

        In the past our primary geographic markets were North America, Israel and Europe. In 2004, we announced significant sales in new markets, such as France and Italy in Europe, and China, Japan and India in Asia. In 2005, we announced significant new business in Australia, and in 2006 we strengthened our activities in Eastern Europe, focusing on Russia. In 2007, we continued to build a market presence in China, Japan and Russia. In 2008, we started to build a presence in the Spanish market. In addition, we are beginning to expand into other types of retail sectors, such as health and beauty and general merchandise, which have retail characteristics that are similar to the food and fuel retail and distribution market sectors, in an effort to broaden our addressable market.

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

        Supply Chain Management Solutions: Suite of supply chain management and warehouse management software solutions that provides retailers and distributors with a range of applications designed to help them optimize and manage the flow of goods through a complex supply chain network, which includes the suppliers, multi-facility warehouses and distribution centers and down to the stores. These applications include warehouse management, automated procurement for the stores and warehouses, merchandising, order management, order-optimization, invoice reconciliation, transportation management, yard management, and dock scheduling. Our supply chain execution and warehouse management systems consist of TRICEPS Warehouse Management (WMS), BICEPS Purchasing Management, PROMPT Invoice Matching, Retalix Yard Management (formerly marketed as MDS), ABS Billing and Order Management, and Retalix DemandAnalytX (DAX) for demand forecasting and order optimization. Our new Retalix InSync solution portfolio will consolidate most of these offerings into a single product portfolio.

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

         SaaS and Supplier Solutions: Our StoreNext solutions, named ISS45 (which is StoreLine packaged version for Tier 3/Tier 4), tailored to smaller chains and independent grocers, enable smaller establishments with limited IT resources to enjoy the benefits of our headquarters and back office applications through an SaaS model, which we host and is accessible over the web or private data lines. We also offer collaborative solutions that provide retailers and their suppliers with the ability to exchange data and collaborate electronically in order to achieve greater efficiencies throughout the supply chain. We anticipate that revenues relating to these solutions will account for a growing portion of our overall revenues in future periods. Although the overall impact on us in the near term will be modest, we believe that revenues from these solutions will be an important source of revenues to us in the longer term.

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

Product	Description / Features	Technology Platform	Target Markets

In-Store Solutions
Retalix StoreLine	— POS and front office solution		— Supermarkets and grocers - All Tiers
	— Keyboard or touch	— Client server, Windows operating system	— ISS45 - packaged version of StoreLine for Tier 3/4
— Highly configurable
— Multi-language, currency and tax
— High availability and resilience
— Hardware neutral
— Supports multiple types of POS
formats - grocery, fuel, QSR

Retalix Store.net	— POS solution		— Supermarkets and grocers - All Tiers
	— Allows retailers to run POS	— Open architecture
	applications remotely	— Based on "thin client' architecture
	— Reduces total cost of ownership	— Developed on the Microsoft. Net platform
of In-store IT infrastructure
— Highly scalable

Retalix StorePoint	— POS, front-office and back-office solution		— Convenience stores, QSRs, and fuel retailers
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

— Single data repository
— Integrated with Retalix
StorePoint
— Reduces the technology footprint
and maintenance in the retail store
Retalix Loyalty and	— Enterprise system for central		— Tier 1 - Tier 3 supermarkets
Central Promotions	management of consumer loyalty	— Web-based, open architecture	— Large chain convenience
	programs and promotions	— Based on web services and `thin	stores and fuel retailers
client' architecture
	— Integrated with Retalix	— Developed on the Microsoft .NET
	StoreLine and StorePoint	platform.
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
— Enables billing that reflects pre-
determined margin objectives
— Provides custom pricing according
to item
— Allows multiple order types and
calculation methods
DemandAnalytX (DAX)	— Interprets store-level POS data, forecasts demand	— Demand forecasting and replenishment optimization	— Tier 1 - Tier 3 supermarkets
— Large and small chain convenience stores
— Determines and places optimal
	replenishment orders		— Tier 1 - Tier 3 distributors
— Manages order approval and stock
taking in the store using handhelds
Retalix InSync Master	— Master data management	— J2EE, Websphere, operating	— Tier 1 - Tier 3 supermarkets
Data Management (MDM)
	— Data synchronization	system and database independent	— Tier 1 - Tier 3 distributors
— Global data synchronization
network & general staging
Retalix InSync	— Distribution center purchasing	— J2EE, Websphere, operating	— Tier 1 - Tier 3 supermarkets
Purchasing	— Load building	system and database independent	— Tier 1 - Tier 3 distributors
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

        HQC is an integrated set of modules addressing a convenience store retailer’s operations, including:

—	Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria;

—	Store Sales Audit and Alerts – allows retailers to mine store sales and operation data for exceptions based on business rules and facilitates management by analysis of exceptions;

—	Document Management - assists with invoices, POS, returns and other features;

—	POS Hosting - assists retailers with POS parameters, keyboards, modifiers, price changes, and other features;

—	Sales Analysis –facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

—	Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

—	Promotions – provides retailers with the ability to deliver a wide assortment of promotions that can be configured according to various criteria, such as types of purchase thresholds, duration, reward types and type of POS system. In addition, the Promotions module provides a synchronized, two-way flow of data between the enterprise and the POS that enables promotions to be transmitted and implemented at the store level and their results to be analyzed at the headquarters level.

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

Supply Chain Management Solutions

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

Distribution Solutions

Retalix Power Enterprise

        Retalix Power Enterprise provides a complete solution for foodservice, convenience store or grocery distributors. Includes enterprise master data management, purchasing, ordering, billing, light warehouse management, rebates, accounting, EDI, tradeshow management, and other features; based on the IBM iSeries technology and the DB400 database; has a Java based GUI;

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

Supplier Solutions

        Through the collection of sales data obtained in providing Connected Services to Tier 3 and Tier 4 food retailers, we provide suppliers with aggregated Tier 3 and Tier 4 retailer data, as well as aggregated market share information. We first established a community for suppliers in the retail food industry in Israel, where the number of retailer subscribers to our Connected Services through our StoreNext Israel initiative has reached a critical mass. We intend to provide similar services through our StoreNext USA initiative as the number of subscribers to our Connected Services in the United States grows. In addition, we also offer EDI messaging services that enable the exchange of data between retailers and suppliers electronically using standard data format and protocols.

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

        Our professional services personnel also help to customize our products to our customers’needs, enhancing retailers’ current information systems and managing upgrades and conversions. We provide custom application development work for customers billed on a project or per diem basis. We monitor our customization projects on a regular basis to determine whether any customized requirements should become part of our product offerings. For example, we have incorporated many changes requested by our Tier 1 retail food customers into our POS product offerings.

        We believe that our professional services personnel facilitate a retailer’s early success with our products, strengthen our relationships with the retailer and enhance our industry-specific knowledge for use in future implementation and software development projects.

Principal Markets and Customers

        Our software has been deployed worldwide in supermarket and grocery stores, convenience stores, fuel retailers and quick service restaurants. Our software is also used in North America and Australia by foodservice, convenience and grocery distributors.

        The following table provides a breakdown by geographical area of our revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2006		2007		2008

Israel	$17,083	8.4%	$18,738	8.5%	$22,243	10%

United States	$119,821	58.8%	$123,266	55.7%	$126,114	56.9%

Europe	$41,961	20.6%	$46,838	21.2%	$59,077	26.7%

Rest of the World	$24,879	12.2%	$32,569	14.6%	$14,193	6.4%

Total	$203,744	100%	$221,411	100%	$221,627	100%

The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2007 and 2008 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

A.S. Watson (Europe, Asia)	7-Eleven Oklahoma (US)	Dunkin Donuts (US)
Big Y (US)	Alon Oil (US)	Food Services of America (US)
Brookshire Brothers (US)	BP (UK)	Metcash (Australia)
Carrefour (Europe)	Casey's (US)	National Meats (Jamaica)
Co-Op (Israel)	Husky Oil (Canada)	Odom Corp. (US)
Costco (US)	IKEA	Rinpak Technology (China)
Dairy Farm (Hong Kong)	Irving Oil (Canada)	Thomas & Howard (US)
Delhaize (Europe)	Love's (US)	Wincor (Scandinavia)
Food Lion (US)	Paz (Israel)
Hannaford Bros. (US)	Pilot Corporation (US)
Hy-Vee (US)	PetroChina
Intermarche (Europe)	Reliance Fuel
Morrisons (UK)	Rotakirija (Finland)
Overwaitea (Canada)	Tesoro (US)
Reliance Retail (India)	The Pantry (US)
Sainsbury's (UK)
SaveMart (US)
Shoprite Checkers (South Africa)
Shuphersal (Israel)
Stater Brothers (US)
SuperValu (US)
Super de Boer (Netherlands)
Tesco (Global)
Woolworth's (Australia)
Zen Nihon (Japan)

Recent Significant Acquisitions

        In March 2008, we acquired additional 5% of StoreNext USA for an aggregate amount of $625,000 and increased our holdings in this entity to 100%.

         In May 2007, we acquired certain intellectual property assets and related liabilities of BGI International, which provides a suite of software products for food and consumer goods distributors. We paid $1.37 million upon closing and an additional $150,000 on the second anniversary of the acquisition. We committed to pay an additional amount of up to approximately $1.4 million as earn-out payments based on increased license sales in the three-year period following the closing, of which we already paid $89,000 for the year ended December 31, 2007 and $23,000 for the year ended December 31, 2008. We believe that this acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

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

        On April 1, 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory, management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The solutions of TCI Solutions enable grocers to automate complex pricing strategies, streamline inventory management processes, and execute consistently across the retail enterprise, from headquarters to the store. TCI Solutions’ flagship offering, TCI Retail, consists of headquarters and in-store applications that provide supermarket operators with the control, automation and execution capabilities necessary to increase revenue, lower costs and improve margins in today’s complex retail environment. The solutions of TCI Solutions enable grocers to accelerate and improve decision-making through enterprise-wide merchandising and store operations solutions. We believe that the acquisition of TCI Solutions strengthened our position as a provider of headquarters and in-store systems for retailers, broadened our customer base and expanded our suite of products.

        Also in April 2005, we executed an agreement and plan of merger with TCI Solutions, pursuant to which TCI Solutions merged with and into one of our subsidiaries in November 2005, and all outstanding common stock and preferred stock of TCI Solutions (other than shares held by us) were exchanged for an aggregate of approximately $2.6 million in cash.

        On April 1, 2005, we also acquired substantially all of the assets of IDS, a provider of ERP and distribution solutions for the food service, convenience store and grocery industries, for approximately $37.4 million in cash and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares, which were held in escrow, were released to the sellers after certain customer retention milestones were met as of April 1, 2007. 69,481 shares and approximately $1.1 million in cash are still being held in escrow pending final disposition of possible indemnification claims. IDS’s solutions enable distributors in the grocery, convenience store and food service markets to achieve increased productivity, improved customer service and operational cost savings. We believe the acquisition of IDS has enabled us to strengthen our position as a provider of supply chain management systems, improve the quality of our offerings and in particular those which collaborate between retail and supply organizations, broaden our customer base and expand our suite of products.

The StoreNext Initiatives

StoreNext USA

        Established in 2002 with Fujitsu Transaction Solutions, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). This initiative manages the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. Retalix receives revenues from the sale of its software solutions to StoreNext USA. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2008, we estimate that StoreNext USA has more than 1,000 stores that have signed up to Connected Services. In March 2006, Retalix increased its ownership of StoreNext USA from 50.01% to 95% for consideration of approximately $4.9 million. In March 2008, Retalix increased its ownership of StoreNext USA from 95% to 100% for consideration of approximately $625,000.

StoreNext Israel

        Established in 1999, StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include over 1,500 stores and approximately 1,000 suppliers.

        StoreNext Israel is a business initiative controlled by us. In addition there are three other Israeli shareholders in this initiative: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, Israel’s largest bank; and the Central Bottling Company Ltd. (Coca Cola Israel). In addition, approximately 270,000 ordinary shares of StoreNext Israel, or approximately 7.7% of StoreNext Israel’s issued and outstanding share capital, were reserved for issuance upon the exercise of options granted to our StoreNext Israel’s employees. In November 2008, 65,000 options were exercised and, as of December 31, 2008, all the unexercised options have been forfeited. An additional 90,000 ordinary shares of StoreNext Israel, or approximately 2.3% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola Israel. An additional 305,973 ordinary shares of StoreNext Israel, or approximately 7.9% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of an option granted to Isracard. As of December 31, 2008, we owned directly and through one of our wholly owned subsidiaries, approximately 50.5% of the issued share capital of StoreNext Israel.

        Certain distributions by StoreNext Israel to its shareholders require the consent of certain shareholders. Our shares in StoreNext Israel are subject to certain put and call options held by other shareholders of StoreNext Israel.

Sales and Marketing

        We distribute our products through direct sales, distributors and local business systems dealers. We market our products to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers through a direct sales force in the United States, Europe, Asia, Australia, South Africa and Israel, augmented by a combination of channel partners and integrators. Sales to Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers have historically represented the substantial majority of our revenues. We target Tier 3 and Tier 4 food retailers indirectly through our channel partners, subsidiaries and through our StoreNext initiatives in the United States and Israel. For larger supermarket and convenience store chains, fuel retailers and distributors, we also provide professional services including project management, implementation, application training and technical and documentation services. We also provide development services to customize our applications to meet specific requirements of our customers, as well as ongoing support and maintenance services.

        In addition, we participate in marketing programs with several companies, including IBM and Microsoft. Our marketing efforts are focused on increasing our brand recognition, as well as increasing awareness of the competitive advantages of our software solutions. We participate in major trade show events and conferences and advertise in trade publications.

Direct Sales

        Our direct sales force, consisting of experienced account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, United Kingdom, Italy, France, Australia, Japan, China and Israel. Our sales force sells our products directly to supermarkets, convenience stores and fuel retailers and distributors within these countries and also relies on trade shows, promotions and referrals to obtain new customers.

Marketing Alliances

        In 2001, we joined IBM Corporation’s independent software vendor, or ISV, business partner program designed to promote marketing partnerships between independent software vendors and IBM. We work with IBM on several large accounts, primarily in the convenience store market. We are included on IBM’s ISV partner list.

        We also work closely with Microsoft, focusing on emerging markets such as China and Asia Pacific in general.

Dealer Sales

        We have direct distribution agreements for the sale of some of our products with partners in Australia, Bermuda, Canada, Chile, China, Finland, Greece, Japan, Mexico, New Zealand, Norway, the Philippines, South Africa, Switzerland, Russia, the United Kingdom, the United States and Venezuela. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

        We believe that qualified partners can be an effective sales channel for our products in their respective markets and can help us to overcome language and cultural barriers in countries where English is not the native language. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Competition

        Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers such as PCMS and Torex. On the enterprise level, our principal competitors in the supermarket and grocery market are SoftTechniques and BRData, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA and Aldata, and from larger ERP software companies such as Oracle (which acquired Retek and Profitlogic) and SAP (which acquired Triversity and Khimetrics). In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems, Pinnacle Systems, Gilbarco, VeriFone and Wincor-Nixdorf. In the supply chain management markets, our competition includes Manhattan Associates, Oracle, Red Prairie and SAP on the high end and companies such as AFS Technologies Inc., Vermont Information Processors and Vormittag Associates Inc. on the low end. Some competitors, such as Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

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

Suppliers

        We sell to some of our customers hardware manufactured by third parties such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. We buy these hardware component from various suppliers including DataLogic, Fujitsu, IBM, LXE, Motorola and Vocollect.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Proportion of voting power held (%)	Proportion of ownership interest held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	100	100
C-StoreMatrix.com Inc. (2)	United States	25	25
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (3)	Israel	100	100
StoreAlliance.com Ltd. (4)	Israel	51.5	51.5
StoreNext Ltd. (5)	Israel	51.5	51.5
TradaNet Electronic Commerce Services Ltd. (5)	Israel	51.5	51.5
IREX - Israel Retail Exchange Ltd. (2)(5)	Israel	51.5	51.5
Cell-Time Ltd. (6)	Israel	17.1	33
DemandX Ltd. (5)	Israel	51.5	51.5
Retail College StoreNext Ltd. (7)	Israel	45.1	90
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Net Point Ltd.	Israel	95	95
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Orlan Orion Systems Ltd. (2)	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A	Italy	100	100
Retalix France SARL	France	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.

(2)	Ceased operations.

(3)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd.

(4)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

(5)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.

(6)	33% owned by our subsidiary, StoreAlliance.com Ltd.

(7)	90% owned by our subsidiary, StoreAlliance.com Ltd. Ceased operations in December, 2006.

D. Property, Plants and Equipment

         Our Israeli corporate headquarters are located in Ra'anana, Israel, where we occupy approximately 10,400 square meters of office space, of which approximately 8,000 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 2,400 square meters are leased from other third parties for shorter terms. In 2007, we purchased the 3rd floor (in unfinished condition) of the building in which our corporate headquarters are located in Ra'anana, Israel.

        In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, Kansas, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania and Texas, as well as in Gatwick, England, Bolengo, Italy, Paris, France, Sydney, Australia, Tokyo, Japan, and Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

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

        We generate revenues from the sale of licenses for our software solutions, complementary computer and other hardware equipment, maintenance and related services, principally software modifications requested by customers. We have derived the substantial majority of our historical revenues from the sale of licenses and related services for our software solutions to large (Tier 1 and Tier 2) supermarkets and convenience store chains and major fuel retailers, and we anticipate that revenues from such customers will continue to represent the substantial majority of our revenues over the near term. Measured by contribution of our software solutions by product line, we have historically derived the substantial majority of our product sales from the sale of our in-store solutions product line, specifically our StoreLine and StorePoint solutions.

        We also generate revenues from sales of licenses for our software solutions, maintenance and related services to Tier 3 and Tier 4 grocers in the United States and to a lesser extent in Israel. To some extent, we also sell to such customers hardware manufactured by third parties such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. In addition, leveraging on our ability to support multiple enterprises from a single data center, we offer Tier 3 and Tier 4 grocers in the United States and Israel a variety of hosted applications, such as pricebook, promotions, loyalty and information services, which we refer to as Connected Services (recently also referred to as SaaS), as well as Connected Payments programs, which are payment processing services through a joint venture with our payment processing software partner, MTXEPS Inc. We receive subscription fees for these Connected Services and Connected Payments programs. We anticipate that revenues relating to these Connected Services will account for a growing portion of our overall revenues in future periods.

        During 2008, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we continued to derive benefits from the companies and businesses we acquired in recent years, and in particular the IDS acquisition which strengthened and widened our offering in the supply chain and warehouse management areas.

        Recent turmoil in global financial and credit markets has caused liquidity problems for many financial institutions and adversely affected investor and consumer confidence generally. This has resulted in a curtailment of capital investment by many of our existing and potential customers, which has adversely affected our results of operations. Conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

        As a result of the uncertain economic climate around the world, in 2008 we implemented cost-cutting measures. These measures include a decrease in our head count by 219 employees, primarily in the areas of research and development and marketing.

        Highlights since the beginning of 2005 include:

—	In March 2008, we acquired an additional 5% of StoreNext USA and increased our holdings in this entity to 100%. We paid approximately $0.6 million for this additional interest. In March 2006, we had increased our holdings in StoreNext USA to 95%, with the acquisition of an additional 45% in StoreNext USA from Fujitsu Transaction Solutions. The consideration we paid for this acquisition was approximately $4.9 million. The purpose of this acquisition was to decrease the StoreNext USA dependency on a single hardware vendor and thus improve its acceptance in the relevant markets.

—	In May 2007, we acquired certain intellectual property assets and related liabilities of BGI International, which provides a suite of software products for food and consumer goods distributors. We paid $1.37 million upon closing and an additional $150,000 on the second anniversary of the acquisition. We committed to pay an additional amount of up to $1.4 million as earn-out payments based on increased license sales in the three-year period following the closing, of which we already paid $89,000 for the year ended December 31, 2007 and $23,000 for the year ended December 31, 2008. We believe that this acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

—	In August 2006, we acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd. for $0.7 million, and increased our holdings in this entity to 100%.

—	In February 2006, we acquired substantially all of the assets of Base Products, Inc. d/b/a/ C&L Retail Solutions, a provider of a suite of hardware and software products and services for food and consumer goods retailer, for $2.6 million in cash. The purpose of this acquisition was to strengthen our customer base and position in the small and independent retail sector in the United States.

—	In April 2005, we acquired approximately 73.4% of the issued and outstanding shares (on an as-converted-to-common-stock basis) of TCI Solutions, a provider of retail store and headquarters solutions, including pricing, promotions, inventory management and DSD solutions for the grocery industry, for approximately $14.5 million in cash and 715,730 of our ordinary shares. The purpose of the acquisition of TCI Solutions was to strengthen our position as a provider of headquarters and in-store systems for retailers, improve the quality of our offerings, broaden our customer base and expand our suite of products. In November 2005, we completed the acquisition of TCI Solutions as we acquired the remaining outstanding common stock and preferred stock of TCI Solutions in a merger, for an aggregate of approximately $2.6 million in cash.

—	In April 2005, we also acquired through our wholly owned subsidiary, Retalix SCM, Inc., substantially all of the assets of IDS, a provider of ERP and distribution solutions for the foodservice, convenience store and grocery industries, for approximately $37.4 million in cash, and 290,128 of our ordinary shares. In addition, 207,236 of our ordinary shares were released from escrow to the sellers in April 2007, when certain customer retention milestones were met. The purpose of the acquisition of IDS was to enable us to strengthen our position as a provider of supply chain execution and warehouse management systems, improve the quality of our offerings, and in particular, those which facilitate coordination between retail and supply organizations, broaden our customer base and expand our suite of products.

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

        Revenues from sales of product and software license agreements are recognized when all of the criteria in Statement of Position, or SOP, 97-2, “Software Revenue Recognition”as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”, herein referred to as SOP 97-2, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable.

        Revenues from software licenses and/or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method”, , and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2008, no such estimated losses were identified.

        Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence, or VSOE of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE of fair value for maintenance is based on a consistent statistical renewal percentage derived from the majority of maintenance renewals. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

        Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed in accordance with the provisions of Staff Accounting Bulletin No. 104 of the Securities and Exchange Commission, or SEC.

        Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force, or EITF, 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

        In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers in accordance with the provisions of Statement of Financial Accounting Standards, or FAS, Statement No. 48 –“Revenue Recognition When Right of Return Exists”. In specific cases where resellers have right of return or we are required to repurchase the products or in case we guarantees the resale value of the products, revenues are recognized as the products are delivered by the resellers.

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

Goodwill and Intangible Assets

        SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

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

         As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected the computer software market, in December 2008 the Company conducted a goodwill impairment test on the goodwill acquired in its various reporting units. Following a determination by the Company that the carrying value of the goodwill exceeded its fair value, the Company concluded in its goodwill impairment test that the goodwill acquired in the US reporting unit had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $58.2 million. As a result of the goodwill impairment, a temporary difference was created for the goodwill portion on which tax amortization is applied, resulting in an approximately $4 million increase in deferred tax assets.

        Should future results or economic events cause additional changes in projected cash flows or other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down further to an amount considered recoverable.

Stock based compensation

        Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), “Share-Based Payment,”a revision of SFAS No. 123, or SFAS 123(R). SFAS 123(R) supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees, or APB No. 25 and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, which provides supplemental implementation guidance on SFAS 123(R). We applied the provisions of SAB 107 in our adoption of SFAS 123(R).

         We selected the Black-Scholes option pricing model as the appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the accelerated vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

        In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statement of income for fiscal 2006, 2007 and 2008 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

        The functional currency of Retalix Italia and Cell-Time Ltd., or Cell-Time, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with SFAS 52 “Foreign Currency Translation” or SFAS 52. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss).” The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with SFAS 52; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

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

Sources of Revenue

        We derive our revenues from the licensing of integrated software products, and to some extent also from the sale of complementary computer and other hardware equipment, all of which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers, all associated with our software products, which we classify as revenues from services. In addition, we provide business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France, Japan and Australia.

        Our relationships primarily with our large customers, are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

        During 2008, none of our customers accounted for 5% or more of our revenues. During 2007, one customer accounted for 5% or more of our revenues. During 2006, two customers each accounted for 5% or more of our revenues.

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

Services

        Revenues from services consist of:

—	Maintenance – consists primarily of technical support and use of help-desk services, dealing primarily with difficulties or failures occurring from erroneous use of software products bugs, etc. In some cases the maintenance includes unspecified upgrades, which are mainly bug fixes. We provide maintenance services primarily based on annual arrangements or, alternatively, through dedicated-team arrangements based on professional personnel fully dedicated to the customer and directed by him primarily in the context of performance of change requests and for relatively long periods of time. In some cases, we provide maintenance services on a per-call basis.

—	Development/Enhancement services in the form of short-term projects – primarily fixed price or hourly/daily fee arrangements for the enhancement of our products to accommodate the request of a specific customer. Such short-term tasks take up to twelve weeks to complete. Examples to this type of revenue could be the development of a new report, a simple type of a promotion or a simple interface to an external system based on the needs specified by the customer. These projects are small in volume and in most cases take only days to complete. Such services can also be provided in the context of dedicated-team arrangements, where specified amounts of personnel are dedicated to customers, charged to the customer and paid for, on the basis of daily rates.

—	Development/Enhancement services in the form of long-term projects – consists of relatively significant customizations which are of a longer-term in nature. Such tasks are most commonly performed for existing customers who request relatively complicated enhancements such as complicated promotion programs or complicated customizations required due to new fiscal regulations. Such services can also be provided in the context of dedicated-team arrangements.

—	On-line information services, messaging and application services – including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues were not significant in 2008 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

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

Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services. Furthermore, intangible assets created through purchase price allocations such as customer base and technology are amortized to cost of revenues over their expected periods of life. In addition, generally we are obligated to pay the Israeli government royalties at a rate of 3% to 5% on revenues from specific products resulting from grants, up to a total of 150% of the grants received. These royalties are presented as part of our cost of revenues.

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

Operating Expenses

        Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2006, 2007 and 2008, expenses under SFAS 123(R) resulted in annual compensation expenses of $3.9 million, $3.9 million and $4.8 million, respectively, before taxes.

Research and Development Expenses, Net consist primarily of salaries, related benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants, if any, received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs. See “ – Liquidity and Capital Resources – Grants from the Office of the Chief Scientist” below.

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

Other (Income) Expenses, Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets. In addition, $0.2 million gains of sale of product line are included in 2008 Other Income, Net. In addition, during 2007, we wrote off $0.7 million in accounting, tax and legal due diligence fees in connection with the termination of a proposed acquisition. We determined that such acquisition will not take place. Such charges were written off and recorded as “Other expenses” in our statement of operations for 2007.

Impairment of Goodwill. We conducted a goodwill impairment test on the goodwill acquired in our various reporting units. Following a determination that the carrying value of the goodwill exceeded its fair value, we concluded in our goodwill impairment test that the goodwill acquired in our U.S. reporting unit had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $58.2 million, before taxes.

Financial Income (Expenses), Net consists primarily of interest earned on bank deposits and securities, interest paid on loans, credit from banks, expenses resulting from sale of receivables (in 2006 and 2007), net losses or gains on forward contacts and net losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Share in Income (Losses) of an Associated Company

        Share in income (losses) of an associated company represents our share in the losses of Cell-Time. Store Next Israel, our subsidiary, holds 33.3% of Cell-Time’s shares.

Minority Interests in Losses (Gains) of Subsidiary

        Minority interests in losses (gains) of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses or gains of our subsidiary, StoreNext Israel.

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2006	2007	2008

Revenues:
Product sales	35.9%	36.4%	32.9%
Services	64.1	63.6	67.1

Total revenues	100.0%	100.0%	100%
Cost of revenues:
Cost of product sales	18.0%	17.7%	20.4%
Cost of services	21.9	29.5	39.7

Total cost of revenues	39.9%	47.2%	60.1%

Gross profit	60.1%	52.8%	39.9%
Operating expenses:
Research and development expenses, net	29.6%	26.5%	17.3%
Selling and marketing expenses	16.4	14.3	10.7
General and administrative expenses	13.5	12.4	11.6
Other (income) expenses, net		0.3	(0.2)
Impairment of goodwill			26.3%

Total operating expenses	59.5%	53.5%	66%

Income (loss) from operations	0.6	(0.7)	(26.2)%
Financial income (expense), net	-	0.5	(0.9)

Income (loss) before taxes on income	0.6%	(0.2)%	(27.1)%
Tax benefit	0.2	0.2	4
Minority interests in gains of subsidiaries	(0.2)	(0.2)	(0.3)

Net income (loss)	0.6%	(0.2)%	(23.3)%

Comparison of 2006, 2007 and 2008

Revenues

	Year ended December 31,						% Change	% Change
	2006	2007	2008	2006	2007	2008	2007 vs. 2006	2008 vs. 2007
	(U.S. $ in millions)			% of total revenues

Product sales	$73.2	$80.5	$72.9	36%	36%	33%	10%	(9)%
Services	130.5	140.9	148.7	64%	64%	67%	8%	6%

Total revenues	$203.7	$221.4	$221.6				9%	0%

        During 2008, our revenue level was similar to that of 2007 but reflected an increase in services and a reduction in product sales, particularly in the second half of the year due to adverse economic conditions. Our services business was less affected by such conditions because they stem from long-term contracts with existing customers. If the economic crisis continues, our service revenues could decline, as well. The product revenues in 2008 consisted of 37% license sales and 63% hardware sales, compared to 54% and 46%, respectively, in 2007. During 2008, our revenues from license sales declined 38% to $26.9 million, compared to $43.3 million in 2007. In 2008, hardware sales grew 24% to $46.0 million, compared to $37.2 million in 2007.

        The increase in services in 2008 was mainly due to contracts with new customers. We have several large customers, with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. As a result, service revenues from these large customers cover both maintenance and project-oriented services, and we do not differentiate between the two. Our total revenues from services in 2008 consisted of 38% from maintenance and 62% from professional services, including all services provided through customer-dedicated personnel arrangements.

        We conduct business globally and generate revenues from customers located in three geographical areas:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2008, our U.S. revenues constituted 57% of total revenues, our international revenues constituted 33% of total revenues, and our Israeli revenues constituted 10% of total revenues, compared to 56%, 36% and 8% in 2007, and 59%, 33% and 8% in 2006, respectively.

        During 2008, our U.S. region revenues increased by 2% to $126 million, as compared to $123 million in 2007. The increase is mainly due to an increase in service revenues, including maintenance, as well as an increase in hardware revenues, offset in part by a decrease in license revenues.

        During 2008, our international revenues decreased by 7% to $73 million, as compared to $79 million in 2007, primarily due to lower license revenues in that region. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers.

        During 2008, our Israeli revenues increased by 19% to $22.2 million, as compared to $18.7 million in 2007. The increase was primarily due to growth in service revenues.

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

        We conduct business globally and generate revenues from customers located in three geographical areas:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2007, our U.S. revenues constituted 56% of total revenues, our international revenues constituted 36% of total revenues, and our Israeli revenues constituted 8% of total revenues, compared to 59%, 33% and 8% in 2006, respectively.

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

        During 2007, our Israeli revenues increased by 10% to $18.7 million, as compared to $17 million in 2006. The increase was primarily due to growth in service revenues.

Cost of Revenues

	Year ended December 31,						% Change	% Change
	2006	2007	2008	2006	2007	2008	2007 vs. 2006	2008 vs. 2007
	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$36.7	$39.1	$45.2	50%	49%	62%	6%	16%
Cost of services	44.6	65.3	88.1	34%	46%	59%	46%	35%

Total cost of revenues	$81.3	$104.4	$133.3				28%	28%

        Our total cost of revenues as a percentage of revenues increased from 2007 to 2008 due to higher hardware sales.

        During 2008, the cost of product sales increased by 15.6% to $45.2 million, compared to $39.1 million in 2007, primarily due to the increase in the cost of sale of hardware, which was derived from the 24% increase in hardware sales. During 2007, the cost of product sales increased by 6.5% to $39.1 million, compared to $36.7 million in 2006, primarily due to the increase in the cost of sale of hardware, which was derived from the 7% increase in hardware sales.

        During 2008, the cost of services increased by 34.9% to $88.1 million, compared to $65.3 million in 2007, primarily due to an increase in headcount, compensation and subcontractors costs and the increase in services revenues that required additional resources. The increase in headcount resulted mainly from a reassignment of employees from research and development to professional services as new products matured in the development cycle and fewer employees needed to be dedicated to their generic development. In addition, 13% of the increase in cost of services in 2008 was attributable to the strengthening of the NIS currency versus the USD, since most of our professional services resources are located in Israel. During 2007, the cost of services increased by 46% to $65.3 million, compared to $44.6 million in 2006. 76% of the increase in cost of services in 2007 is attributable to an increase in headcount (as explained above), compensation and subcontractors costs. In addition, 16% of the increase in cost of services in 2007 was attributable to the strengthening of the NIS currency versus the USD.

        In 2008, the cost of product sales as a percentage of product sales was 62%, compared to 49% in 2007 primarily due to the increase in the weight of hardware sales in product sales and the decrease in sales of licenses which is the cause of the decrease in product sales in 2008 in comparison to 2007. In 2008, the cost of services as a percentage of service sales increased to 59% from 46%. The increase is attributable mainly to increase in salary expenses due to an increase in headcount and strengthening of the NIS currency versus the USD. The cost of product sales as a percentage of product sales in 2007 was 49%, similar to 50% in 2006. We do not differentiate between the cost of maintenance services and the cost of project-oriented services because we have large customers with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services.

Operating Expenses

	Year ended December 31,						% Change	% Change
	2006	2007	2008	2006	2007	2008	2007 vs. 2006	2008 vs. 2007
	(U.S. $ in millions)			% of revenues

Research and development, net	$60.4	$58.7	$38.4	30%	27%	17%	(3)%	(35)%
Selling and marketing	33.5	31.6	23.6	17%	14%	11%	(6)%	(25)%
General and administrative	27.4	27.5	26.7	13%	12%	12%	0%	(3)%

Total operating expenses	$121.3	$117.8	$88.7	60%	53%	40%	(3)%	(25)%

Our total operating expenses decreased as a percentage in revenues from 2007 to 2008 due to reduction of headcount.

Research and Development Expenses, Net. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. Our considerable research and development expenses reflect our investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our acquired supply chain and warehouse management systems into our suite of products. During 2007 and 2008, as new products matured in the development cycle, we reassigned resources that were dedicated to research and development to professional services. In addition, we reduced expenses related to sub-contractors in Israel. These reductions were partially offset by the strengthening of the NIS versus the U.S. Dollar. As a result, the research and development expenses for 2008 were lower compared to 2007, which in turn were lower compared to 2006. Although we believe that in 2006, in 2007 and in 2008 our research and development expenses were relatively high in comparison to what we expect in the long run as a percentage of revenues, we intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves. Approximately 2% or $0.4 million of the decrease in research and development expenses in 2008, compared to 2007 is attributable to the expense effect of stock-based compensation. Approximately 47% or $0.8 million of the decrease in research and development expenses in 2007, compared to 2006 is attributable to the expense effect of stock-based compensation.

Selling and Marketing Expenses. During 2008, we reduced many sales and marketing positions. During 2006 and 2007, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area, in maintaining and strengthening relationships with new customers added to our customer base as part of our recent acquisitions and in establishing a presence in new markets in Europe and Asia, but we did not significantly widen our marketing staff or efforts. Approximately $0.4 million of expenses in 2008 and $0.5 million of expenses in 2007 and 2006 were attributable to the expense effect stock-based compensation. We anticipate that selling and marketing expenses will begin to increase again in absolute dollars as we expand our operations.

General and Administrative Expenses.  In 2008, our general and administrative expenses decreased in comparison to 2007 and 2006, when such expenses were consistent as a percentage of sales, mainly due to a headcount reduction. Approximately $1.4 million of expenses in 2008, approximately $1.3 million of expenses in 2007 and $0.4 million of expenses in 2006 were attributable to the expense effect stock-based compensation. The increase in the general and administrative expenses in 2007 compare to 2006 is primarily due to increase in headcount, compensation costs, professional fees and bad debt expenses mainly in the United States.

Financial Income (Expenses), Net

         Financial income (expenses), net, totaled approximately $2.0 million of expenses in 2008, compared to approximately $1.0 million of income in 2007, and $79,000 of income in 2006. During 2008, we recorded higher non-dollar currency losses, higher forward contract net losses and a loss on our auction rate security, offset by higher interest income compared to 2007, in spite of lower interest rates, due to an increase in our cash reserves. During 2007, we recorded higher non-dollar currency gains compared to 2006, in spite of lower interest income and higher interest and bank commission expense.

Corporate Tax Rate

The general corporate tax rate in Israel is 31% for the 2006 tax year, 29% for the 2007 tax year and 27% for the 2008 tax year and is scheduled to be reduced to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Our effective consolidated tax rate, however, was 14.9% in 2008, primarily due to a significant non-deductible portion of the goodwill impairment charge, offset by a non-recurring tax benefit arising from an amendment to Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law, which increased our Approved Enterprise tax-exempt income in 2005 and 2006. In 2007 our effective consolidated tax rate was 103%, primarily due to the differences between the basis of the measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes. In 2006, our effective consolidated tax rate was minus 40% (or plus 30% excluding the effect of a release of a valuation allowance attributable to an acquisition, in one of our subsidiaries). We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under the Investments Law, with respect to our investment programs that were granted the status of Approved Enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investment programs. We expect to continue to derive a portion of our income from our Approved Enterprise investment programs as well as Benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise programs are scheduled to expire by 2014. The period of tax benefits for each capital investment plan expires upon the earlier of 12 years from completion of the investment under the approved plan, or 14 years from receipt of approval. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

        Part of our taxable income has been tax exempt in recent years due to the Approved Enterprise status granted to most of our production facilities. We have decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements attached herein to this annual report.

        The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2008, been distributed as dividends is approximately $10.0 million.

        Out of our retained earnings as of December 31, 2008, approximately $40.1 million are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $10.0 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax- exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration. On April 1, 2005, an amendment to the Investments Law came into effect (including amendment no. 60 thereof, which was adopted in 2008 with retroactive effect), which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the benefited Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. The amendment does not apply to investment programs approved prior to December 31, 2004.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

Minority Interests in Gains of Subsidiaries. These amounts consisted in 2006, 2007 and 2008 of the minority interests in the gains of StoreNext Israel.

B. Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $55.2 million, $22.5 million and $33.5 million, as of December 31, 2006, 2007 and 2008, respectively. Our total cash and cash equivalents, short-term bank deposits and short-term and long-term investment in marketable securities, net of short-term bank credit increased to approximately $37.6 million as of December 31, 2008, compared to $27.6 million as of December 31, 2007, and $56.2 million as of December 31, 2006. During 2007 and 2008, our financial resources decreased primarily due to the result of our decision to discontinue the factoring of receivables and focus on the collection of receivables; the discontinuance of factoring also saved us financing expenses. Our financing expenses for 2007 relating to factoring of receivables had increased by nearly $400,000 from $1,482,000 in 2006 to $1,862,000 in 2007. We concluded that we could decrease and eventually eliminate these expenses while still maintaining enough liquidity. Though our cash balance decreased in the near term as a result of our decision to discontinue factoring, the impact on our working capital initially was relatively neutral when made, since our accounts receivable increased as a result of our collecting receivables directly and we were able to collect on receivables to a sufficient degree to offset any prior benefits from factoring. Rather, changes to our cash flows were impacted to a much greater degree by the performance of our underlying operations. In 2008, our cash balance increased from 2007 as a result of increased efforts to collect receivables and the elimination of factoring expenses, as well as due to headcount and cost reductions, in addition to our underlying operations. Our cash balance continued to increase in the first quarter of 2009.

        As of December 31, 2008, we held an auction rate security totaling $1 million at par value which is currently associated with failed auctions. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While we continue to earn interest on this investment at the contractual rates, the estimated market value of this auction rate security no longer approximates par value. We estimated the fair value of this auction rate security based, among other things, on the following: (i) the underlying structure of the security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for the security. The fair market value of the failed auction rate security at December 31, 2008 was $0.3 million, a decline of $0.7 million from par value. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of our investment. If the current market conditions deteriorate further, or the anticipated recovery in market values does not occur, we may be required to record additional unrealized losses in other comprehensive income or impairment charges in 2009, in addition to the impairment charges that we recorded in 2008 (as described above).

        Net cash provided by operating activities in 2008 was $13.2 million primarily due to reduction in receivables as a result of our extensive collection efforts, compared to net cash used in operating activities of $23.7 million and net cash provided by operating activities of $3 million in 2007 and 2006, respectively.

        Net cash used in investing activities in 2008, 2007 and 2006 of approximately $5.8 million, $6.4 million and $6.9 million, respectively, was primarily attributable to cash spent on business acquisitions, which amounted to approximately $0.1 million in 2008, $1.4 million in 2007, and $2.7 million in 2006. In addition, we increased our holdings in subsidiaries by investments in an aggregate amounts of $0.7 million, $0 and $5.8 million in 2008, 2007 and 2006, respectively.

        Our capital expenditures (consisting of the purchase of fixed assets) were $5.1 million, $4.7 million and $2.6 million in 2008, 2007 and 2006, respectively, mostly attributable to investment in the 3rd floor of our headquarters building in 2008 and purchasing computer and peripheral equipment including software systems and licenses in all three years.

        Net cash provided by financing activities in 2008 amounted to approximately $3.8 million, primarily due to issuance of share capital to employees resulting from exercise of options. Net cash used in financing activities in 2007 amounted to approximately $2.7 million, primarily attributable to a decrease in short term bank credit, offset by cash provided by issuance of share capital to employee resulting from exercise of options. Net cash provided by financing activities in 2006 amounted to $3.3 million, primarily attributable to proceeds from issuance of share capital to employees resulting from the exercise of options.

Bank Debt

        As of December 31, 2008, we had outstanding bank loans in the principal amount of $0.8 million. These loans are primarily in EUROs and accrue interest at the rate of 2.0% per year and mature through July 2011. These loans are unsecured.

Credit Risk

        Other than the foreign currency forward contracts described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks, mainly Bank Hapoalim and Bank Leumi in Israel and Wells Fargo in the United States. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. We had formerly factored receivables, but as discussed above, have ceased to do so and instead increased our efforts on direct collection of receivables. We generally do not require collateral. An appropriate allowance for doubtful accounts is included in our accounts receivable.

        The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

        We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions as well as attempts to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar, the NIS, the Euro and the British pound, and securing our future cash flows from foreign exchange fluctuations. In 2008, we began to increase our use of currency hedging, which has resulted in related increased financing expenses.

        We have historically had only limited involvement with derivative financial instruments but have begun to increase our currency hedging. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” For information relating to our hedging and other market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

        As of December 31, 2008, we held an auction rate security, or ARS, totaling $1 million at par value which is currently associated with failed auctions. As explained in note 1d to our audited consolidated financial statements included elsewhere in this annual report, we have determined fair value of this security based on a valuation model. The revaluation of this security resulted in a net realized loss of $0.7 million, which has been recorded in our statement of income, as it is considered “other-than temporary”.

        Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although our cash balance has been increasing in recent quarters, to the extent that our existing financial reserves and cash generated from operations are insufficient to fund our future activities, including investments in, or acquisitions of, complementary businesses, products or technologies, we may need to raise additional funds through public or private equity or debt financing. Such funds may not be available on reasonable terms, if at all, especially if the current uncertainty in the global markets continues.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Revaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.9	(1.1)	5.0

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

Principal Capital Expenditures

        See “Item 4.A History and Development of the Company Principal Capital Expenditures.”

C. Research and Development, Patents and Licenses, Etc.

Research and Development

        We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. As of December 31, 2008, our research and development staff consisted of 281 employees, of whom 117 were located in Israel, 2 in Italy and the remaining 162 were located primarily in the United States. See also Item 5.A. Research and Development Expenses, Net.

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

Grants from the Office of the Chief Scientist

        From time to time we receive grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. In the years 2006, 2007 and 2008, we received grants from the OCS of $195,000, $453,000 and $263,000, respectively. We currently do not expect to receive material grants from the OCS in the near future. This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

        Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

        In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%.

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

D. Trend Information

        As retail sales have softened with the recent slowdown in the global economy, better use of information technology can help retailers and distributors improve their operational performance and increase customer retention. Despite the current retail environment, retailers generally appear to remain committed to making technology investments, which can deliver a return on investment, or ROI, over the short term and help them manage through this unpredictable environment. At the same time some existing and potential customers have decided to postpone or decrease capital investments during the current slowdown. Trends we identify within the retail industry that could influence demand are increasing focus on areas such as customer loyalty, purchasing and inventory optimization, synchronization of data and use of shared databases, operation of multi-format and multi-channel retail operations and the increasing tendency of large retailers to grow and operate internationally.

        Competition in the market for software solutions supporting the operations of retailers and manufacturers is also increasing, which is resulting in significant pressure on prices and subsequent lower gross margins. During the last few years there have also been some significant acquisition transactions within the industry in which large corporations which have not been directly involved in the industry have acquired competitors of ours.

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31, 2008:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$0.8	$0.3	$0.4	$0.1	$-
Operating Lease Obligations (with regard to offices and
facilities and vehicles)	12.2	5.9	4.9	1.4	-
Severance pay **	5.2	0.1	0.2	0.1	4.8

Total	18.2	6.3	5.5	1.6	4.8

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere in this annual report, and in particular, Notes 5 and 8 thereto.

**	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of June 8, 2009.

Name	Year of Birth	Year Joined	Retalix Position

Ishay Davidi	1962	2008	Chairman of the Board
Gillon Beck	1962	2008	Director
Brian Cooper	1956	1984	Director
Neomi Enoch	1958	2008	Director
Dr. Zvi Lieber	1943	2008	External Director
Amnon Lipkin-Shahak	1944	2002	Director
Ian O'Reilly	1948	2000	Director
Itschak Shrem	1947	2008	Director
Barry Shaked	1957	1982	President, Chief Executive Officer and Director
Hugo Goldman	1954	2007	Executive Vice President and Chief Financial Officer
Danny Moshaioff	1947	1999	Executive Vice President, Corporate Development
Yoni Stutzen	1951	1994	Executive Vice President, International Business Unit
Reuben Halevi	1957	2004	President, Supply Chain Management
Roy Simrell	1965	2009	President, U.S. Retail Division
Isaac Shefer	1957	2008	Executive Vice President, Product Development

         Ishay Davidi has served as a director since March 2008 and as our Chairman of the Board since August 2008. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd. (TASE), Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Merhav-Ceramic and Building Materials Center Ltd. (TASE), and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

         Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd., a director in Ytong Industries Ltd, Nirlat Paints Ltd, MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (TASE), Gamatronic Electronic Industries Ltd. (TASE), Givon H.R. Ltd, and Merhave-Ceramic and Building Materials Center Ltd (TASE) Previously he was director at TAT Technologies LTD (NASDAQ) and Chairman of Medtechnica Ltd (TASE). He holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

         Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003, a director of Redmatch International Ltd. since October 2007 and a director of GenomeDx Biosciences, Inc. since December 16, 2008. Mr. Cooper holds a B.A. in Economics from Haifa University.

        Neomi Enoch has served as a director since August 2008. Ms. Enoch is a consultant in the field of company betterment and recovery. From 2003 to 2006, she served as Vice President of Finance of Shufersal Ltd. (TASE: SAE), a leading supermarket chain in Israel. From 1998 to 2003, she served as Vice President of Finance of Partner Communications Company Ltd. (NASDAQ, TASE: PTNR). From 1983 to 1998, she served as Controller and Vice President of Finance of Mul-T-Lock Ltd. Ms. Enoch is a member of the Board of Directors of Blue Square Real Estate Ltd. (TASE: BLSR), Solbar Industries Ltd. (TASE: SLBR), Keter Publishing House Ltd. (TASE: KETR) and Arim Urban Development Ltd. From 2001 to 2003, she served as a member of the Estates Committee, a public committee appointed by Ministry of Justice. From 1999 to 2003, she served as a member of the Advisory Committee and Council to the Bank of Israel. Ms. Enoch holds an M.B.A. from Bradford University and a B.A. in Accounting and Economics from the Tel Aviv University.

        Dr. Zvi Lieber has served as an external director since October 2008. He has been a business and financial consultant to companies for over 30 years. He is also a senior lecturer in the M.B.A. program at the Peres Academic Center in Rehovot, where he teaches accounting and financing. Dr. Lieber serves as a member of the Board of Directors of Ampa Capital Ltd and of Baran Ltd. From 2002 to 2006, he served as a member of the Board of Directors of the Tel Aviv Stock Exchange Ltd. From 1976 to 2002, he was a senior lecturer of business administration in the Faculty of Management of Tel Aviv University. Dr. Lieber has also served as a director of several other companies and as a member of several public advisory committees appointed by the Government of Israel. Dr. Lieber holds a Ph.D. in Business Administration from the University of Chicago and an M.B.A. from the Hebrew University in Jerusalem.

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

        Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the Tel-Aviv Stock Exchange. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

        Barry Shaked is one of our founders and has served as our President and Chief Executive Officer since our inception in April 1982 and as our Chairman of the Board from 1982 to 2008. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

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

        Roy Simrell has served as President of our U.S. Retail Division since January 2009. From 2000 to 2009, Mr. Simrell worked at Catalina Marketing in various executive roles, most recently as Corporate Senior Vice President of Information Technology and Research & Development. From 1998 to 2000 he served as Director of ISS45 Point of Sale Systems Application Development for Fujitsu – ICL Retail Systems.  Previously he worked at RS Technologies Inc. as Founder / CEO, serving the grocery, hospitality, and convenience store industries.  Mr. Simrell is a graduate of DeVry Institute of Technology, 1986 and attended William Rainey Harper College from 1986 to 1990.

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

        Reuben Halevi has served as President of our Supply Chain Management since January 2009. He served as our Chief Operating Officer for U.S. operations from August 2006 to December 2008. He also served as our Executive Vice President, Product Development from June 2005 until December 2007. Previously, Mr. Halevi has served as a Vice President for Development from January 2005. From January to December 2004, Mr. Halevi served as a senior manager in our development group. During 2000 to 2003, Mr. Halevi served as a senior IT consultant for Supersol, the largest grocery chain in Israel. Mr. Halevi holds a B.Sc. in Industrial and Management Engineering from the Technion, Israel Institute of Technology.

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

B. Compensation

        The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2008, was approximately $1.7 million. This amount includes pension, retirement and similar benefits accrued in the aggregate amount of $135,000. This does not include stock based compensation effects under SFAS 123(R), amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

        Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

        In our 2007 annual meeting of shareholders, a resolution was approved allowing the payment of fees to our independent directors who serve from time to time (other than our statutory external directors) of up to $25,000 per year. Our external directors receive annual compensation pursuant to applicable regulations under the Israeli Companies Law of approximately $14,400 each and, in addition, $540 per board meeting or board committee meeting in which they participate, and $320 per such meeting in which they participate by telephone.

        As compensation for his services to us, Mr. Barry Shaked, our President and Chief Executive Officer, is entitled to receive a monthly fee of $26,586, linked to the representative exchange rate of the NIS published by the Bank of Israel on the date of each payment. In addition, Mr. Shaked is entitled to receive an annual bonus based on our attainment of certain performance milestones. For the first million dollars of our net income earned, he is entitled to receive a bonus of $65,000. For each subsequent million dollars of our net income, he is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, down to $35,000 for seven million dollars of net income and for each million dollars earned thereafter. If this formula would result in no bonus or a bonus of less than $50,000, our compensation committee is authorized to approve a bonus in the amount of up to $50,000.

        Mr. Shaked is also entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. Commencing in 2010, such grants will be subject to shareholder approval, to the extent required under applicable law. These options are vested at the grant date, but are blocked, in thirds for one year, two years and three years, and become exercisable immediately upon a change of control of the Company or an agreement regarding a change of control. According to this arrangement, in January of 2006, January 2007, January 2008 and January 2009, Mr. Shaked was granted options to purchase a total of up to 194,090, 196,135, 200,014 and 203,155 of our ordinary shares, respectively, at exercise prices of $24.46, $16.29, $15.58 and $6.00 per share, respectively. The options have a term of four years from the date of grant.

        According to our agreement with Mr. Shaked, he is entitled to severance pay equal to one month’s salary for every year of employment. In addition, Mr. Shaked is entitled to full compensation and benefits during the first three month period following termination of employment in exchange for post-termination cooperation during such period, and to full compensation and benefits also during the second three month period following termination of employment in exchange for post-employment consulting during such period, and an additional payment equal to five months’ salary in the event of termination of employment, other than by us for cause.

        In October 2002, our shareholders approved the replacement of the employment agreement with Mr. Shaked with a management agreement with a private company controlled by Mr. Shaked. This arrangement has not changed in any material respect the previous terms of employment, including the terms described above. The term of the management agreement expires on December 31, 2011.

        Our employment agreements with most of our employees located in Israel, including executive officers and those that are also members of our board of directors, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; disability insurance – up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund – 7.5% of gross salary. The total amount we expensed in 2008 under these arrangements for all executive officers as a group was approximately $135,000. During 2008, our directors and executive officers were granted options to purchase an aggregate of 200,014 shares under our stock option plans and 54,750 RSUs. The exercise price of these options is $15.58 per share and their expiration date is December 31, 2011. The RSUs’exercise price is $0.25 per share. Of these options 66,671 options became exercisable on January 1, 2009, 66,671 will become exercisable on January 1, 2010, 66,672 will become exercisable on January 1, 2011. 18,250 of the RSUs will become exercisable during 2009, 18,250 will become exercisable during 2010, and 18,250 will become exercisable during 2011. These options granted include the options granted to Mr. Shaked under his employment agreement as described above.

C. Board Practices

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G – Corporate Governance.”

        According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it deems fit, including the grant of security interests in all or any part of our property. Our articles of association provide for a board of directors of not less than three and not more than ten directors. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who, subject to the provisions of the Companies Law, hold office for one or two three-year terms. In addition, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may be filled by a vote of a simple majority of the directors then in office. A director elected thereby may serve on the board of directors until the next annual general meeting. Our major shareholders are party to a Shareholders Agreement, dated March 3, 2008, which contains arrangements with respect to voting for director nominees of the various parties; this agreement is summarized in a footnote to the ownership table in “Item 7.A Major Shareholders and Related Party Transactions–Major Shareholders” below. Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and executive officers.

        According to the Companies Law, a public company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares of non-controlling shareholders voted on the matter, unless the votes of the opposing non-controlling shareholders constitute less than 1% of the voting power of the company (in which case a simple majority of shares voted on the matter will be sufficient). Currently we have a separate chairman and chief executive officer.

        Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Messrs. Gillon Beck, Brian Cooper, Ishay Davidi and Itschak Shrem have such expertise.

        The Companies Law and Nasdaq listing requirements require us to appoint an audit committee of the board of directors and permit the creation of other committees. The audit committee, the compensation committee and the investment committee are our regular board committees. Our board of directors also creates other committees from time to time on an ad hoc basis.

        The board of directors has determined that all of the members of our board of directors except Mr. Shaked are “independent directors,” as defined under the rules of Nasdaq.

Alternate Directors

        Our articles of association provide that any director may appoint, by written notice to us, an alternative director for himself, provided that such person meets the qualifications of a director under the Companies Law. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board of directors may be appointed as an alternate member of any committee of our board of directors, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but expires upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

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

        The initial term of an external director is three years and such director may be reappointed for one additional three-year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us. Each committee of a company’s board of directors that is authorized to carry out a power of the board of directors is required to include at least one external director. One of our external directors, Dr. Zvi Lieber, was elected to a three-year term in October 2008. The three-year term of our other external director, Mr. David Bresler, expired in June 2009, and we are currently in discussions with a candidate for this position, who would be nominated for election at our 2009 annual meeting of shareholders.

        An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’service contracts granting to the directors any benefits upon termination of their service in their capacity as directors, except for Mr. Shaked who would be entitled to certain benefits upon termination of his agreement with us as described above in “Item 6B–Compensation.”

Audit Committee

        Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors and a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee under Israeli law is to examine deficiencies in the management of the company’s business, including by consultation with the internal auditor and the company’s independent accountants, and recommend remedial action. In addition, the approval of the audit committee is required to effect certain related party transactions.

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

        The members of our audit committee are Dr. Zvi Lieber, Amnon Lipkin-Shahak and Ian O’Reilly, all of whom qualify for such membership pursuant to the applicable rules of the SEC and Nasdaq.

        The three-year term as an external director of Mr. David Bresler, who served as our “audit committee financial expert” as defined in Item 16A of Form 20-F, expired in June 2009. We will ensure that the individual who is nominated in his place for election at our 2009 annual meeting of shareholders qualifies as an audit committee financial expert and as an independent director.

Investment Committee

        On February 11, 2004, our board of directors established an investment committee. The investment committee is authorized to determine policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are Gillon Beck and Brian Cooper.

Compensation Committee

        On March 18, 2008, our board of directors established a compensation committee, operating under a written charter, for the purpose of: (1) granting of stock options and awards under equity incentive plans and administration of said plans, subject to the guidelines set by the board of directors from time to time; (2) approval of the compensation of the chief executive officer and officers that report directly to the chief executive officer, subject to approvals required under the Companies Law; and (3) approval and recommendation of broad-based bonuses to employees. The members of our compensation committee are Brian Cooper (Chairman) and Ishay Davidi.

Internal Auditor

        Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. The internal auditor may not be dismissed without the approval of the board of directors after it has received the position of the audit committee and after the internal auditor has been given a reasonable opportunity to be heard by the board of directors and the audit committee. Our internal auditor is Fahn Kanne Management and Control Ltd. (an affiliate of Grant Thornton).

D. Employees

        Set forth are tables presenting breakdowns of the total number of our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2006	2007	2008

Research and Development	669	432	281
Operations	554	813	851
Marketing	187	159	78
Finance and Administration	119	164	140

Total	1,530	1,569	1,350

	As of December 31,
Geographical Location	2006	2007	2008

United States	600	607	547
Israel	783	816	675
Europe	116	104	97
Rest of The World	31	42	31

Total	1,530	1,569	1,350

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

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 17.5% of wages of which the employee contributes approximately 12% and the employer contributes approximately 5.5%.

        We contribute amounts on behalf of most of our employees to funds known as Managers’Insurance and/or pension funds. Each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E. Share Ownership

        Mr. Barry Shaked, our President and Chief Executive Officer, beneficially owns, as of June 8, 2009, 1,424,997 of our ordinary shares (including 391,518 shares issuable upon exercise of options exercisable on or within 60 days of that date), which equals approximately 6.9% of our outstanding shares.

        Mr. Brian Cooper, a director and our former Vice President, beneficially owns, as of June 8, 2009, 751,485 of our ordinary shares, which equals approximately 3.6% of our outstanding shares.

        Our directors Messrs. Ishay Davidi and Gillon Beck, by virtue of their positions as officers and directors of various FIMI private equity funds may be deemed to beneficially own the 3,253,367 ordinary shares held by Ronex Holdings, Limited Partnership, or Ronex, as of June 8, 2009 representing approximately 15.9% of our outstanding shares.

        In addition, by virtue of the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the foregoing four directors may be deemed to beneficially own all the 5,429,849 ordinary shares held, as of June 8, 2009, by all the parties to such Shareholders Agreement, representing approximately 26.1% of our outstanding shares (assuming the exercise of Mr. Shaked’s options referenced above). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party.

        In addition, as of June 8, 2009, Mr. Shaked held options to purchase a total of up to 794,137 of our ordinary shares granted to him on January 1, 2006, January 1, 2007, January 1, 2008 and January 1, 2009 pursuant to shareholder resolutions dated May 28, 1998, and October 7, 2008 authorizing the grant to him, on January 1 of each year, of options to purchase one percent of our issued capital. Commencing in 2010, such grants will subject to shareholder approval, to the extent required under applicable law. The exercise price for each share according to this resolution is the Nasdaq closing price on December 31 of the year ending just before the date of grant. These options have a term of four years from the date of grant and are exercisable as follows: 33% – starting one year following the date of grant; 33% – starting two years following the date of grant; and 34% – starting three years following the date of grant. They become exercisable immediately upon a change of control of the Company or an agreement regarding a change of control.

        The above options held by Mr. Shaked were granted on the following principal terms:

Amount of Shares for which the Options are Exercisable	Exercise Price in U.S. dollars	Expiration Date

194,090	24.46	January 1, 2010
196,135	16.29	January 1, 2011
200,014	15.58	January 1, 2012
203,898	6.00	January 1, 2013

        As of June 8, 2009, other directors and executive officers held options and RSUs to purchase a total of up to 400,336 of our ordinary shares under our Second 1998 Share Option Plan and the 2004 Israeli Share Option Plan (which are described below), as follows:

        Options to purchase 42,000 of our ordinary shares at an exercise price of $23.02 per share. Options to purchase 42,000 shares of these options are fully vested. The expiration date of these options is June 30, 2009.

        Options to purchase 155,000 of our ordinary shares at an exercise price of $15.55 per share. Options to purchase 103,333 shares of these options are fully vested, and the remaining amount will vest on August 1, 2009.. The expiration date of these options is August 1, 2010.

        Options to purchase 100,000 of our ordinary shares at an exercise price of $18.54 per share. Options to purchase 33,333 shares of these options are fully vested, and the remaining amount will vest in two equal portions on November 20, 2009 and November 20, 2010. The expiration date of these options is November 20, 2011.

        Options to purchase 75,000 of our ordinary shares at an exercise price of $5.77 per share. These will vest in three equal portions on January 18, 2010, January 18, 2011 and January 18, 2012. The expiration date of these options is January 18, 2013.

        RSUs to purchase 20,002 of our ordinary shares at an exercise price of $0.25 per share. These RSUs will vest in two equal portions on November 20, 2009 and November 20, 2010.

        RSUs to purchase 8,334 of our ordinary shares at an exercise price of $0.25 per share. These will vest in two equal portions on January 9, 2010 and January 9, 2011.

Our Share Option Plans

Second 1998 Share Option Plan

        Our Second 1998 Share Option Plan, or Second 1998 Plan provides for the granting of incentive share options to employees, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner or extended, the Second 1998 Plan will terminate automatically in May 2012. As of June 8, 2009, options to purchase 6,633,022 ordinary shares have been granted under the Second 1998 Plan, of which 3,621,708 options have been exercised, 1,883,837 options were forfeited and expired and 1,127,477 options shares were outstanding. The options generally vest over a period of three years and have exercise prices ranging from $5.77 to $24.46.

        The Second 1998 Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law. The compensation committee will, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, or the code, consist of two or more “external directors” within the meaning of Section 162(m) of the Code. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise, subject to applicable law. Our board of directors has the authority to amend, suspend or terminate the Second 1998 Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the Second 1998 Plan.

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

        On November 19, 2007 our Board of Directors amended the Second 1998 Plan to enable the granting of restricted stock units, or RSUs, under such plan. RSUs are rights to receive our ordinary shares, under certain conditions, for consideration of no more than the underlying ordinary shares’ par value. The other terms and conditions of the Second 1998 Plan that are applicable to options also apply to RSUs, where applicable. As of December 31, 2008, RSUs that may vest into 329,750 ordinary shares have been granted under the Second 1998 Plan, out of which to date 199,578 remain outstanding. The RSUs generally vest over a period of three years.

        In addition, on November 19, 2007 our Board of Directors increased the pool of authorized ordinary shares reserved for grant of awards under the Second 1998 Plan to 7,000,000 ordinary shares. As of December 31, 2008, 2,370,213 ordinary shares remain available for future grants of options or RSUs under said plan.

2004 Israeli Share Option Plan

        Our 2004 Israeli Share Option Plan provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance. The options granted under our 2004 Israeli Share Option Plan are all subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” we are generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the options. As of June 8, 2009, options and RSUs to purchase 1,988,750 ordinary shares were granted under the 2004 Israeli Share Option Plan, of which 159,454 have been exercised, 953,709 were forfeited and expired and 875,587 remained outstanding. The options and RSUs generally vest over a period of three years and have exercise prices ranging from $0.25 (nominal RSU exercise price) to $23.02.

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

        As of June 8, 2009, 964,959 ordinary shares remain available for future grants of Options or RSUs under the 2004 Israeli Share Option Plan.

Stock Option Plan of Subsidiaries

         On December 4, 2000, the board of directors of one of our subsidiaries, StoreAlliance.com Ltd., approved an employee stock option plan. Pursuant to this subsidiary plan, as of December 31, 2008, all stock options were forfeited. The options vest as follows: 33.33% after the first year after their grant, another 33.33% after the second year and another 33.33% after the third year, but only during the period the employee is employed either by us or by the subsidiary. In addition, the options are not exercisable prior to the earliest of the following events: (1) the consummation of a public offering of the subsidiary’s securities, (2) a merger or acquisition of the subsidiary, or (3) the lapse of seven years from the date of grant. Any vested options not exercised within the later of 90 days of (a) the end of the optionee’s status as our or the subsidiary’s employee, or (b) the first to occur of such exerciseability events, will expire. The rights of ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of the grant date thereof will expire. Some of the options under this subsidiary plan are subject to the terms stipulated by Section 102 of the Tax Ordinance (as in effect prior to January 1, 2003). Among other things, the Section 102 to the Tax Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

        On November 23, 2004, the board of directors of StoreAlliance.com Ltd. approved an additional employee stock option plan. Pursuant to this Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the “capital gains taxation route”under Section 102 of the Tax Ordinance. All options granted under this plan bear an exercise price of $5.55 per share and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of Retalix or its subsidiary – provided that the employee is still employed by Retalix or its subsidiary at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an initial public offering of the subsidiary’s securities; (2) a merger of the subsidiary; or (3) seven years from the date of grant.

         As of December 31, 2008, options to purchase 27,033 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at exercise price of $5.55 per share. The rest of the above options were forfeited.

        In December 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan. Pursuant to this plan, options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of the subsidiary or any affiliate. The options are generally subject to vesting after seven years of service, subject to acceleration upon the occurrence of certain events, such as (1) the conversion of StoreNext USA from a limited liability company to a C-corporation, (2) the consummation of an initial public offering of StoreNext USA’s securities or (3) a change of control in StoreNext USA (as defined in the option plan).   The options expire ten years from grant.  On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. In addition, on July 31, 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. Through June 8, 2009, 51,500 of these options were forfeited.

        Although Nasdaq rules generally require shareholders’ approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth, as of June 8, 2009, certain information known to us with respect to beneficial ownership of our ordinary shares by (1) each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares and (2) all of our executive officers and directors as a group. As of June 8, 2009, 20,406,363 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Ronex Holdings, Limited Partnership (3)(4)	3,253,367	15.9%
Migdal Insurance & Financial Holdings Ltd. (5)	1,685,990	8.3%
Prisma Investment House Ltd. (6)	1,469,119	7.2%
Barry Shaked (4)(7)	1,424,997	6.9%
Clal Insurance Enterprises Holdings Ltd. and affiliates (8)	1,274,492	6.2%
Brian Cooper (4)	751,485	3.7%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)	Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on June 8, 2009, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based solely on Schedule 13D/A filed with the SEC by Ronex Holdings, Limited partnership, and various affiliated FIMI private equity funds on February 12, 2009, and relates to their holdings of our shares as of December 31, 2008. In their initial Schedule 13D filed with the SEC on February 11, 2008, these parties reported beneficial ownership of 2,330,696 shares, constituting 11.7% of our outstanding shares. Based on the information provided in such Schedule 13D/A, the relevant members of the group are: Mr. Barry Shaked, Mr. Brian Cooper (Shaked and Cooper are referred to as the Founders, and their address is: c/o Retalix Ltd. 10 Zarhin Street, Ra’anana 43000, Israel), Ronex Holdings, Limited Partnership, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Ishay Davidi. The address of the FIMI entities is: c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Begin Road, Tel Aviv, Israel. The respective shared voting power of the entire group is: 5,429,849 shares.

(4)	Pursuant to the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper, the parties agreed, among other things, to vote their respective ordinary shares for the election to our board of directors of four directors designated by Ronex and four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom to be designated by Ronex and the other to be designated by Messrs. Shaked and Cooper. They also agreed to allow Ronex to designate the Chairman of the Board, subject to certain conditions. The parties to the Shareholders Agreement agreed to meet prior to each general meeting of shareholders and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to our articles of association which will conflict with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains tag-along and bring-along rights. The foregoing is based upon the Schedule 13D/A filed by the parties on March 3, 2008. By virtue of the Shareholders Agreement, each of parties thereto may be deemed to beneficially own all the 5,429,849 ordinary shares held, as of June 8, 2009, by all such parties, representing approximately 26.1% of our outstanding shares (assuming the exercise of Mr. Shaked’s options referenced in footnote 7 below). Each party to the Shareholders Agreement has disclaimed beneficial ownership of shares held by any other party.

(5)	Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following allocation: 833,405 ordinary shares are held by profit participating life assurance accounts; 1,191,349 ordinary shares are held by provident funds and companies that manage provident funds; and 28,232 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares. Migdal is an Israeli public company, with a principal business address at 4 Efal Street, Petach Tikva, Israel. This information is based solely on a Schedule 13G filed with the SEC by Migdal on December 3, 2008, as updated by a letter sent to us by Migdal dated June 7, 2009.

(6)	This information is based solely on Schedule 13/D filed with the SEC by Prisma Investment House Ltd., on February 9, 2009, and relates to their holdings of our shares as of February 3, 2009. In its Schedule 13D filed with the SEC on February 14, 2008, Prisma reported beneficial ownership of 1,832,543 shares, constituting 9.1% of our outstanding shares.

(7)	Includes options to purchase up to 391,518 shares, held by Mr. Shaked, directly or indirectly, that were exercisable on June 8, 2009 or within 60 days thereafter.

(8)	Consists of (i) 992,523 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 281,969 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns such 992,523 ordinary shares and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares. Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which in turn is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company. These companies may be deemed to be controlled by Mr. Nochi Dankner, Mr.s Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Clal’s principal business address is 48 Menachem Begin Street, Tel Aviv, Israel. This information is based solely on a Schedule 13G filed with the SEC by Clal and affiliates thereof, on February 26, 2009.

        Except as set forth in footnote 4 above, no major shareholders have any different voting rights.

        As of June 8, 2009, 7,686,396 of our ordinary shares were held in the United States, by four record holders with mailing addresses in the United States, owning an aggregate of approximately 38% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

        We are not party to any related party transactions. Certain of our shareholders have entered into a shareholders agreement, as described above.

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

        See Item 18.

Legal Proceedings

Retalix USA Inc. and Affiliated Foods Midwest Cooperative, Inc. and Integrated Distribution Solutions, LLC, No. 57 117 Y 00012 07.

         In March 2004, Affiliated Foods Midwest Cooperative, Inc., or AFM and IDS entered a contract under which AFM purchased goods and services from IDS. IDS assigned the contract to our subsidiary Retalix SCM, Inc., in accordance with an April 1, 2005 asset purchase agreement. In June 2006, AFM terminated the contract and filed in the District Court of Madison County, Nebraska, complaint against the Company's subsidiary, Retalix USA Inc. (“Retalix USA”) and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS's motion to compel arbitration and reserved judgment on Retalix USA's motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration.

         In February, 2007, Retalix USA filed a Demand for Arbitration against AFM with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney's fees in excess of $2.3 million as a result of the customers failure to pay for products delivered and services rendered as well as other misconducts. In February, 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney's fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts. In August 2007 the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. In November 2007 the customer filed a statement of damages alleging total damages in excess of $22 million.

         In March 2009, the Arbitrators awarded Retalix USA $2.5 million in compensatory damages In April 2009, the customer paid the arbitration award amount in full and will be included in the Company's statement of income. In April 2009, the Nebraska federal court affirmed the arbitration award, entered judgment in favor of Retalix USA and against the customer, and dismissed, with prejudice, the customer's claim against Retalix USA and IDS.

In re Commissary Operations, Inc., Chapter 11 Case No. 08-06279 (Bankr. M.D. Tenn.).

        Retalix USA is a creditor in the Chapter 11 bankruptcy case of Commissary Operations, Inc., or COI, presently pending in the United States Bankruptcy Court for the Middle District of Tennessee (Nashville Division), Case No. 08-06279, filed in July 2008. Retalix USA holds claims against COI in amounts totaling approximately $345,000 (inclusive of the administrative claim, as defined below), consisting of charges for hardware and software and related services sold by Retalix USA to COI. Retalix USA has filed a proof of claim in the bankruptcy case, as well as a request seeking allowance of an administrative expense claim in the amount of $134,380 and related relief, or the administrative claim. In March 2009, COI and the Official Committee of Unsecured Creditors filed objections to the administrative claim. A hearing before the Bankruptcy Court with respect to the administrative claim that was originally scheduled for April 2009 has been continued until June 2009, when the parties submitted a joint request to continue it until September 2009 to allow additional time for fact discovery. The Bankruptcy Court has not yet ruled on that request.

Tamar

         In September, 2006, a former employee of one of the Company's Israeli subsidiaries (“Tamar”), who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total approximately $368,000. In January 2007, Tamar's insurance company confirmed that Tamar is covered for any damages resulting from this claim. The Company is of the opinion that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2008.

Other Claims and Disputes

         The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $172,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $514,000, have not materialized to court claims and some of them are in mediation process.

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

	High	Low

2004	$24.74	$16.45

2005	26.99	20.17

2006	27.07	16.02

2007	23.30	15.67

2008	18.23	3.24

2007:

First Quarter	$21.83	$17.00

Second Quarter	23.30	19.00

Third Quarter	20.13	15.67

Fourth Quarter	20.91	16.66

2008:

First Quarter	$18.23	$12.76

Second Quarter	17.11	12.64

Third Quarter	13.48	9.13

Fourth Quarter	12.09	3.24

2009:

First Quarter	$9.21	$5.30

Most recent six months:

December 2008	$6.70	$5.00

January 2009	6.22	5.51

February 2009	7.55	5.30

March 2009	9.21	7.48

April 2009	9.00	8.019

May 2009	8.90	8.26

June 2009 (through June 10, 2009)	$9.10	$8.32

The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the Tel Aviv Stock Exchange.

	High		Low

2004	NIS	110.00	NIS	73.79

2005		122.40		90.95

2006		123.40		65.39

2007		93.75		61.30

2008	NIS	60.90	NIS	14.55

2007:

First Quarter	NIS	90.12	NIS	69.13

Second Quarter		93.75		79.77

Third Quarter		84.49		65.03

Fourth Quarter		83.80		61.30

2008:

First Quarter		60.90		48.60

Second Quarter		58.21		42.36

Third Quarter		45.00		30.20

Fourth Quarter		41.00		14.55

2009:

First Quarter	NIS	37.50	NIS	22.00

Most recent six months:

December 2008	NIS	25.80	NIS	19.00

January 2009		25.44		22.00

February 2009		31.55		23.11

March 2009		37.50		31.50

April 2009		38.98		33.23

May 2009		36.85		34.40

June 2009 (through June 10, 2009)		35.98		34.64

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

B. Memorandum and Articles of Association

        Our memorandum of association and articles of association were last amended October 7, 2008. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

        We were first registered with the Israeli Registrar of Companies on March 5, 1982, as a private company. On November 7, 1994, we became a public company, and were assigned Public Company Number 520042029.

Objects and Purposes

        Our objects and purposes include a wide variety of business purposes, and are set forth in detail in Section 2 of our memorandum of association, previously filed with the Securities and Exchange Commission. We are also authorized to donate reasonable sums to charity.

        We are authorized to issue 30,000,000 ordinary shares par value NIS 1.0 per share, of which 20,406,363 ordinary shares were outstanding as of June 8, 2009.

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

        The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

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

        Rather than follow the Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow the Israeli laws set forth above.

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

        Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions to shareholders), provided that the articles of association of the company allow it to do so. Our articles of association do not authorize us to so exempt our office holders.

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

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. We have obtained director’s and officer’s liability insurance and have issued indemnification letters to our directors and officers in accordance with the foregoing provisions.

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

        If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

U.S. Taxation

        Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

        This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered. Each prospective investor is advised to consult his or her own U.S. tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of ordinary shares.

        Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

Distributions on Ordinary Shares

        Since 1995, we have not paid cash dividends on our ordinary shares. The Shareholders Agreement dated as of March 3, 2008 states that it is the view of the parties thereto that, subject to applicable law, we should distribute as a dividend commencing with calendar year 2008. Our board of directors has not yet considered such a dividend policy. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company or PFIC. Due to the nature of our operations, we do not believe we are a PFIC; see the discuIf our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares or ADRs for at leash 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at leash 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, the are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

        Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

        Special U.S. federal income tax laws apply to a U.S. holder who owns shares of a corporation that was (at the time during the U.S. holder’s holding period) a Passive Foreign Investment Company, or PFIC. We would be a passive foreign investment company, or PFIC, if either:

—	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

—	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income (the “Asset Test”).

        As noted above, under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign company meets the income test and/or asset test.

        For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

        The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while were are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

        A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted basis in the PFIC shares. Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

        We believe that we were not a PFIC for 2008 and do not anticipate being a PFIC in 2009. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of futures income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Backup Withholding

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of ordinary Shares

        Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) if such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

        In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

        Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of our ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

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

        We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations –Retalix USA Inc., RCS, and 95% of a U.S. limited liability company – StoreNext USA. StoreNext USA is treated as a partnership for U.S. federal tax purposes. As such, 95% of StoreNext USA’s results are included in the Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. Generally, U.S. federal and state income taxes are imposed on the taxable income of the U.S. consolidated group. The statutory tax rates applicable to the U.S. subsidiaries are 37%-40%.The corporation is subject to the same U.S. federal income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis. State taxes are imposed on the U.S. taxable income at an approximate rate of 6% after the U.S. federal tax benefit of deducting those state income taxes.

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

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 31% of the taxable income for the 2006 tax year, at the rate of 29% of the taxable income for the 2007 and at the rate of 27% of the taxable income for the 2008 tax year. The corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less, as further discussed below.

        Following a temporary order, which came into effect on January 1, 2009 and will expire at the end of one year, an Israeli company may elect a 5% rate of corporate tax (instead of 25%) for dividends received in 2009 from a foreign subsidiary and used in Israel either in 2009 or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

        A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five to years). We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to our current Approved Enterprises are scheduled to expire through 2014.

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

Amendment of the Investments Law

        On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the alternative package of benefits will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the Benefited Enterprise routes do not require pre-approval by the Investment Center. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the date on which it is obligated to file its tax return for such year or within 12 months of the end of that year, the earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise. The amendment does not apply to investment programs approved prior to December 31, 2004.

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

        Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

—	Deduction of costs related to the issuance of shares on a stock market over a three-year period for tax purposes;

—	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	The option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

—	Accelerated depreciation rates on equipment and buildings.

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

        The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such individual is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), in which case the tax rate will be 25%. Israeli resident companies are subject to tax on capital gains derived from the sale of listed shares at the regular corporate tax rate, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985, or the Adjustments Law, (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Dividends Applicable to Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. On distributions of dividends, other than bonus shares and stock dividends, income tax is applicable at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%.

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

        In 2008, due to the increased volatility of the US Dollar, we increased our use of foreign currency forward contracts. We continue to actively utilize currency hedging transactions to manage our exposure. As the value of the US Dollar has risen to a greater degree than expected, we have recently incurred significant expenses under accounting rules relating to the total value of our open contracts. As of December 31, 2008, we had the following open foreign currency forward contracts all of up to six months in term and maturing between January to June 2009:

Sell	Buy
In millions	In millions	Transaction date	Forward date

US Dollar $8	NIS 29.4	September -October 2008	January- June 2009
Euro 1.3	$1.9	July 2008	January- March 2009
New Israeli Shekel 13.5	$3.6	September 2008	February-June 2009

        The fair value of these outstanding contracts as of December 31, 2008 reflects an asset in the amount of $103,000, which was credited to financial income.

        Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

        The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2008.

(In thousands, except percentages)

		Maturity and available for sale			Total book value	Total fair value
		2009	2010-11	2012-37

	Book
Corporate securities held to maturity bearing fixed	value	$490	$380	$182	$1,052	$1,026
interest rate (1)	WAYM *	4.87%	5.25%	3.23%	4.72%	4.72%
	Book
Marketable Securities (1)	value	$2,749		300	$3,049	$3,049
	WAY**	3.57%		5.4%	3.75%	3.75%
	Book
Dollar linked money market funds and deposits (2)	value	$23,400			$23,400	$23,400
	WAIR***	0.07%			0.07%	0.07%
	Book
New Israeli Shekels linked Deposits (2)	value	$2,036			$2,036	$2,036
	WAIR***	0.38%			0.38%	0.38%
	Book
British Pounds Sterling linked Deposits (2)	value	$1,112			$1,112	$1,112
	WAIR***	0.55%			0.55%	0.55%
	Book
Euro linked deposits (2)	value	$3,440			$3,440	$3,440
	WAIR***	0.81%			0.81%	0.81%
	Book
Australian Dollars Linked deposits (2)	value	$1,947			$1,947	$1,947
	WAIR***	2.39%			2.39%	2.39%
	Book
Rand Linked deposits (2)	value	$1,589			1,589	1,589
	WAIR***	0.20%			0.20%	0.20%
	Book
JPY Linked deposits (2)	value	$22			22	22
	WAIR***	0.00%			0.00%	0.00%

	Book
Total	value	$36,785	$380	$482	$37,647	$37,622
	WAY****	0.63%	5.25%	4.58%	0.72%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2008
***	Weighted average interest rate
****	Weighted average yield
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

        The following table sets forth our non-dollar assets and liabilities as of December 31, 2008:

(in thousands)

Currency	Israeli currency	Other non-dollar currency

Assets	$33,993	$32,092

Liabilities	$20,766	$7,759

Interest Rate Risk

         Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Most of our financial reserves are term interest-bearing deposits. The interest rates on these deposits are based on various factors, such as currency and region. The interest rate on our borrowings is linked to LIBOR, which fluctuates.

        The policies under which our exposures to currency and interest rate fluctuations are managed is reviewed and supervised by our board of directors. We manage these exposures by performing ongoing evaluations on a timely basis and revising our strategy as the need arises.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

        As of December 31, 2008, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Retalix to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited our 2008 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Changes in internal control over financial reporting

Except for organizational changes in the accounting department of our U.S. office and the implementation of further internal controls that strengthen the governance over our U.S. office activity there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Mr. David Bresler is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Bresler is “independent”as defined in Nasdaq rules. Since Mr. Bresler’s three-year term as an external director expired in June 2009, we will ensure that the individual who is nominated in his place for election at our 2009 annual meeting of shareholders qualifies as an audit committee financial expert and as an independent director.

ITEM 16B. CODE OF ETHICS

        Our board of directors has adopted a Code of Ethics, which applies to all of our employees, officers and directors. We will provide a copy of our Code of Ethics, free of charge, to any person who requests one. Such requests may be sent to our offices at 10 Zarhin Street, Ra’anana, Israel, Attention: Controller.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, serves as our principal independent registered public accounting firm. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2007 and 2008:

	Year Ended December 31, (U.S. $ in thousands)
	2007	2008

Audit Fees	2,024	950
Audit Related Fees	196	108
Tax Fees	216	239
Other Fees	0	0

Total	2,436	1,297

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

        We follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the Nasdaq requirements relating to: (i) shareholder approval with respect to issuance of securities under certain circumstances, as described in “Item 6E – Share Ownership – Our Share Option Plans” and “Item 10B – Memorandum and Articles of Association – Approval of Certain Transactions Under Israeli Law”; and (ii) the quorum for shareholder meetings, as described in “Item 10B – Memorandum and Articles of Association – Shareholder Meetings”.

PART III

ITEM 17 – FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 – EXHIBITS

(a)	Financial Statements

1.	Reports of Independent Registered Public Accounting Firm

2.	Consolidated Balance Sheets

3.	Consolidated Statements of Income

4.	Statements of Changes in Shareholders' Equity

5.	Consolidated Statements of Cash Flows

6.	Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant, as amended (previously filed November 2, 2005 as an exhibit to Retalix’s report on Form 6-K and incorporated herein by reference).

1.2	Articles of Association of Registrant, as amended.

4.1	Employment Agreement dated December 1, 1999, between Point of Sale Limited and Danny Moshaioff (previously filed as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 1999 and incorporated herein by reference).

4.2	Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited (previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 1999 and incorporated herein by reference).

4.3	Second 1998 Share Option Plan, as amended (previously filed on July 2, 2008 as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.4	2004 Israeli Share Option Plan, as amended (previously filed on July 2, 2008 as an exhibit to Retalix’s annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.5	Asset Purchase Agreement, dated as of April 1, 2005, among Retalix Ltd., Integrated Distribution Solutions, LLC, certain owners of Integrated Distribution Solutions, LLC, and Retalix SCM, Inc. (previously filed on June 2, 2005 as exhibit 2.1 to Retalix’s registration statement on Form F-3 and incorporated herein by reference).

8	Principal Subsidiaries of Retalix Ltd. (previously filed on June 21, 2007 as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2006 and incorporated herein by reference).

12.1	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification required by Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 22, 2009	RETALIX LTD. By: /s/ Barry Shaked —————————————— Barry Shaked, President and Chief Executive Officer

Date: June 22, 2009	By: /s/ Hugo Goldman —————————————— Hugo Goldman, Chief Financial Officer

RETALIX LTD.
2008 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
RETALIX LTD.

We have audited the accompanying consolidated balance sheets of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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
June 22, 2009

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS
Cash and cash equivalents	33,546	22,484
Marketable securities	3,239	3,455
Accounts receivable
Trade	70,017	81,429
Other	11,554	1,710
Prepaid expenses	4,003	3,775
Inventories	1,037	1,289
Deferred income taxes	4,871	8,286

Total current assets	128,267	122,428

NON-CURRENT ASSETS
Long-term receivables	3,382	5,681
Long term prepaid expenses	539	627
Long term investments	862	1,657
Amounts funded in respect of employee rights upon retirement	8,663	8,806
Deferred income taxes	15,462	7,050
Other	424	168

Total non - current assets	29,332	23,989

PROPERTY, PLANT AND EQUIPMENT, net	14,734	12,568

GOODWILL	50,660	108,926

OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer relationship	15,386	16,450
Other	2,413	4,229

	17,799	20,679

Total assets	240,792	288,590

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	U.S. $ in thousands (except share data)

Liabilities and shareholders' equity
CURRENT LIABILITIES
Short-term bank credit	-	11
Current maturities of long-term bank loans	249	258
Accounts payable and accruals:
Trade	8,672	15,410
Employees and employee institutions	8,783	8,977
Accrued expenses	6,527	6,393
Other	2,596	3,005
Deferred revenues	19,135	16,763

Total current liabilities	45,962	50,817

LONG-TERM LIABILITIES
Long-term loans, net of current maturities	523	786
Employee rights upon retirement	13,860	14,362
Deferred tax liability	286	219
Other tax payables	1,112	1,097

Total long-term liabilities	15,781	16,464

Total liabilities	61,743	67,281

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

MINORITY INTERESTS	3,327	2,791

SHAREHOLDERS' EQUITY
Share capital - Ordinary shares of NIS 1.00 par value (authorized: December
31, 2008 and December 31, 2007 - 30,000,000 shares; issued and outstanding:
December 31, 2008 - 20,389,771 shares and December 31, 2007 - 20,001,382
shares, respectively)	5,380	5,273
Additional paid in capital	175,435	166,752
Retained earnings (accumulated deficit)	(5,421)	46,195
Accumulated other comprehensive income	328	298

Total shareholders' equity	175,722	218,518

Total liabilities and shareholders' equity	240,792	288,590

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands (except earning per share data)

REVENUES:
Product sales	72,907	80,511	73,195
Services and projects	148,720	140,900	130,549

Total revenues	221,627	221,411	203,744

COST OF REVENUES:
Cost of product sales	45,201	39,132	36,690
Cost of services and projects	88,078	65,281	44,562

Total cost of revenues	133,279	104,413	81,252

GROSS PROFIT	88,348	116,998	122,492

OPERATING EXPENSES:
Research and development - net	38,357	58,653	60,375
Selling and marketing	23,623	31,617	33,495
General and administrative	26,677	27,539	27,426
Other (income) expenses - net	(376)	643	22
Impairment of goodwill	58,182	-	-

Total operating expenses	146,463	118,452	121,318

INCOME (LOSS) FROM OPERATIONS	(58,115)	(1,454)	1,174
FINANCIAL INCOME (EXPENSES), net	(1,978)	1,032	79

INCOME (LOSS) BEFORE TAXES ON INCOME	(60,093)	(422)	1,253
TAX BENEFIT	8,960	435	507

INCOME (LOSS) AFTER TAXES ON INCOME	(51,133)	13	1,760
SHARE IN INCOME (LOSS) OF AN ASSOCIATED COMPANY	54	(3)	(57)
MINORITY INTERESTS IN PROFITS OF SUBSIDIARIES	(537)	(508)	(425)

NET INCOME (LOSS)	(51,616)	(498)	1,278

EARNINGS (LOSS) PER SHARE - in U.S. $:
Basic	(2.55)	(0.02)	0.07

Diluted	(2.55)	(0.02)	0.06

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF
EARNINGS (LOSS) PER SHARE - in thousands:
Basic	20,265	19,851	19,491

Diluted	20,265	19,851	20,127

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Total
	U.S. $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2006	19,409	5,132	150,042	49,531	(288)	204,417
Effect of SAB 108 adjustments				(1,621)		(1,621)

				47,910		202,796

CHANGES DURING 2006:
Net income				1,278		1,278
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					390	390

Comprehensive income						1,668

Stock based compensation expenses			3,891			3,891
Issuance of share capital to
employees and non-employee
resulting from exercise of options	204	46	2,650			2,696
BALANCE AT DECEMBER 31, 2006	19,613	5,178	156,583	49,188	102	211,051

Effect of FIN 48 adjustments				(2,495)		(2,495)

				46,693		208,556

CHANGES DURING 2007:
Loss				(498)		(498)
Unrealized losses on investments					(200)	(200)
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					396	396

Comprehensive loss						(302)

Stock based compensation expenses			3,889			3,889
Additional consideration in respect
of acquisition of a subsidiary	207	50	3,923			3,973
Issuance of share capital to
employees and non-employee
resulting from exercise of options	181	45	2,357			2,402

BALANCE AT DECEMBER 31, 2007	20,001	5,273	166,752	46,195	298	218,518
CHANGES DURING 2008:
Loss				(51,616)		(51,616)
Unrealized gains on investments					200	200
Differences from translation of non
dollar currency financial
statements of a subsidiary and
associated company					(170)	(170)

Comprehensive loss						(51,586)

Stock based compensation expenses			4,777			4,777
Issuance of share capital to
employees and non-employee
resulting from exercise of options	388	107	3,906			4,013

BALANCE AT DECEMBER 31, 2008	20,389	5,380	175,435	(5,421)	328	175,722

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(51,616)	(498)	1,278
Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Minority interests in gains of subsidiaries	537	508	425
Depreciation and amortization	6,265	7,004	8,340
Losses (gains) from sale of property, plant and equipment	(46)	(57)	22
Share in loss (income) of an associated company	(54)	3	57
Stock based compensation expenses	4,777	3,889	3,891
Changes in accrued liability for employee rights upon
retirement	(396)	2,739	2,102
Losses (gains) on amounts funded in respect of employee
rights upon retirement	312	(950)	(580)
Deferred income taxes - net	(4,928)	(6,570)	(2,699)
Net decrease (increase) in trading securities	342	(216)	3,025
Impairment of available for sale securities	700	-	-
Amortization of discount on marketable debt securities	5	11	56
Impairment of goodwill	58,182
Other	(26)	(109)	(32)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	13,395	(34,700)	(10,588)
Other (including long term other tax receivable)	(10,065)	1,278	(889)
Increase (decrease) in accounts payable and accruals:
Trade	(6,655)	3,537	(730)
Employees, employee institutions and other	(113)	(2,290)	933
Decrease (increase) in inventories	247	(118)	1,022
Increase (decrease) in deferred revenues	2,381	2,810	(2,616)

Net cash provided by (used in) operating activities - forward	13,244	(23,729)	3,017

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands

Net cash provided by (used in) operating activities - brought
forward	13,244	(23,729)	3,017

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	370	9,743	6,212
Investment in marketable debt securities held to maturity	(208)	(9,047)	(2,066)
Acquisition of subsidiaries and business consolidated for the
first time (a)	(110)	(1,370)	(2,653)
Additional investments in subsidiaries	(714)	-	(5,754)
Refund in respect of cost of investment	-	-	651
Purchase of property, plant, equipment and other assets	(5,055)	(4,676)	(2,567)
Proceeds from sale of property, plant and equipment	55	69	35
Amounts funded in respect of employee rights upon retirement, net	(168)	(1,097)	(777)
Long-term loans collected from (granted to) employees	36	17	(4)

Net cash used in investing activities	(5,794)	(6,361)	(6,923)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(241)	(352)	(117)
Issuance of share capital to employees and non-employees
resulting from exercise of options	4,012	2,402	2,696
Short-term bank credit - net	(11)	(4,731)	760

Net cash provided by (used in) financing activities	3,760	(2,681)	3,339

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(148)	69	61

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,062	(32,702)	(506)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,484	55,186	55,692

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	33,546	22,484	55,186

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

		Year ended December 31
		2008	2007	2006
		U.S. $ in thousands

(a)	Supplementary disclosure of cash flow information -
	Fair value of assets acquired and liabilities assumed of
	subsidiaries and businesses acquired at the date of
	acquisition:
	Working capital (excluding cash and cash equivalents)	-	174	302
	Property plant and equipment	-	(6)	(54)
	Goodwill and other intangible assets arising from acquisition	(110)	(1,679)	(2,901)
	Increase in account payable- other	-	141	-

		(110)	(1,370)	(2,653)

(b)	Supplementary disclosure of cash flow information -
	cash paid during the year for:

	Interest	41	1,766	1,508

	Income tax	5,057	6,713	4,605

(c)	Supplemental information on investing activities not involving cash flows:

1.	On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), in consideration for cash, as well as the issuance of 290,128 ordinary shares. In addition, shareholders of IDS were issued an additional 207,236 shares valued at $3,973,129 that were released from escrow as certain customer retention milestones agreed upon were met as of April 1, 2007. 69,481 shares and approximately $1.1 million in cash are still being held in escrow pending resolution of an indemnity claim by the Company with respect to a third party. Claim against the Company that the Company successfully defended.

2.	The Company, through its subsidiary StoreAlliance.com Ltd. acquired the Supplier’s Portal activity. An amount of approximately $176,000 acquired in credit and will be presented as investing activity when actually paid. See also note 2a.

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations:

a)	Retalix Ltd. (“the Company”), an Israeli corporation whose shares are listed on the Nasdaq Global Select Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (“the Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations as well as suppliers and manufacturers in the food industry.

b)	As to the Group’s geographical segments and principal customers, see note 14.

c)	Subsidiary – over which the Company has control and over 50% of the ownership.

d)	Associated company – an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts significant influence.

2)	Accounting principles and use of estimates in the preparation of financial statements:

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

Accounting principle and estimates used in the preparation of these financial statements were applied on a consistent manner.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of one subsidiary and of the associated company is their local currency (Euro and “New Israeli Shekel” (“NIS”), respectively). The financial statements of the said subsidiary are included in the consolidation based on translation into dollars in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 52 “Foreign Currency Translation” (“FAS 52”):

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

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with FAS 52, the resulting translation adjustments are presented under shareholders’ equity- accumulated other comprehensive income (loss).

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

d.	Marketable securities and long term investments

Marketable securities consist mainly of debt securities. The Company accounts for investments in marketable securities in accordance with FAS Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

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

The Company invests in an Action Rate Security (ARS) with a par value of $1 million and maturity in 2036, which is classified as available-for-sale and is recorded at fair value in its books. Since this ARS does not have an active market, fair value is determined using a valuation model that considers references to other instruments with similar characteristics, in performance of a Trinominal Discount Model relying as little as possible on entity-specific inputs. Changes in fair value are reflected in other comprehensive income (loss). Unrealized losses considered to be other than temporary are charged to income as an impairment charge. During 2008, other than temporary impairment of $ 700,000 was recorded, see note 6.

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

g.	Property, plant and equipment:

1)	These assets are stated at cost; assets of acquired subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20-33
Vehicles	15
Office furniture and equipment	6-25 (mainly 6)
Buildings	4
Land lease rights	3

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements. Land lease rights are amortized by the straight line method over the term of the lease.

h.	Goodwill and other intangible assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment at least annually or between annual tests if certain events or indicators of impairment occur. See note 4, for disclosure on impairment of goodwill in the amount of $ 58,182,000 recorded during 2008.

Other intangible assets are amortized over a period of one to fifteen years, except trademark (see note 2b).

i.	Impairment in value of long-lived assets

Assets that are to be held and used by an entity are being reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

j.	Contingent Consideration

The aggregate consideration for certain of the Company’s acquisitions increased when certain future internal performance goals were later satisfied. Such additional consideration was paid in the form of additional ordinary shares of the Company, which were reserved for that purpose. The measurement and recognition of contingent consideration are accounted in accordance with FAS No. 141, Business Combinations (“FAS 141”), contingent consideration is recorded when a contingency is satisfied and additional consideration is issued or become issuable. The Company records the additional consideration issued or issuable in connection with the relevant acquisition when a specified internal performance goal is met. For additional consideration paid in shares, the Company calculates the amount of additional consideration using the closing price of its shares on the date the performance goal is satisfied.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Income taxes:

1)	Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See note 10g for additional information regarding the composition of the deferred taxes.

2)	Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” (see also notes 9c(2) and 10g(5)), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

3)	The Group may incur an additional tax liability in the event of an inter-company dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group’s policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s policy to hold these investments, not to realize them.

5)	Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FAS 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

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

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” when collectability is probable. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2008, no such estimated losses were identified.

Where software license arrangements involve multiple elements (mostly software licenses, maintenance and other professional services), the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. The Company’s VSOE of fair value for maintenance is based on a consistent statistical renewal percentage derived from the majority of maintenance renewals. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed.

Hardware sales are recognized on a gross price basis, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”.

In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers in accordance with the provisions of FAS No. 48 – “Revenue Recognition When Right of Return Exists”. In specific cases where resellers have right of return or the Company is required to repurchase the products or in case the Company guarantees the resale value of the products, revenues are recognized as the products are delivered by the resellers.

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

Research and development expenses are charged to income as incurred. Participations and grants in respect of research and development expenses are recognized as a reduction of research and development expenses as the related costs are incurred, or as the related milestone is met. Upfront fees received in connection with cooperation agreements are deferred and recognized over the period of the applicable agreements as a reduction of research and development expenses.

In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to “acquisition of research and development in process” at the acquisition date

n.	Concentration of credit risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of marketable securities, trade receivables (including allowance for doubtful accounts) and interest bearing investments. The cash and cash equivalents as of December 31, 2008 are deposited mainly with leading Israeli and U.S. banks. As of December 31, 2008, the Company had an investment of $0.3 million of a security held in ARS – see note 1d. In the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral.

o.	Allowance for doubtful accounts

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

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with FAS No. 128, “Earnings Per Share” (“FAS 128”). The options of certain subsidiaries (see note 9b(2)) have no effect on the Company’s diluted EPS since their effect on the subsidiaries EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

q.	Other comprehensive income (loss)

Other comprehensive income (loss), presented in shareholders’ equity, represents currency translation adjustments of non-dollar currency financial statements of a subsidiary, of an associated company and in 2007 and 2008 the unrealized losses of investment in available for sale security (accumulated balance at December 31, 2008, 2007 and 2006, is $328,000, $298,000 and $102,000, respectively).

r.	Stock based compensation

The Company accounts for stock based compensation to employees in accordance with FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”), which was adopted effectively commencing January 2006.

The Company uses historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company’s consolidated statement of income is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. FAS 123(R) requires future forfeitures to be estimated at grant date and at each balance sheet date thereafter.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

The fair value of the options granted to employees and third party services is revalued over the related service periods and recognized over the vesting period using the accelerated method.

The total compensation costs recognized in the year ended December 31, 2008, 2007 and 2006 income statement for stock-based employee compensation awards were $3,846,000, $3,017,000 and $2,923,000, respectively, net of the tax effect of $393,000, $40,000 and $45,000, respectively.

The total compensation costs recognized in the year ended December 31, 2008, 2007 and 2006 income statement for stock-based non employee compensation awards were $475,000, $799,000 and $516,000, respectively, net of the tax effect of $63,000, $33,000 and $237,000, respectively.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $2,175,000, $2,820,000 and $2,095,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

t.	Derivative financial instruments

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. These contracts do not qualify for hedge accounting under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”(“FAS 133”). As a result, changes in the fair value of derivatives are reflected, as incurred, in the statements of income and included in “financial income (expenses) – net”.

u.	Sale of receivables

The Group factored some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable qualify as a sales transaction under the provisions of FASB Statement No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). The resulting costs are charged to financial income (expenses) – net, as incurred. The balance of factored receivables amounted approximately $1,094,000 and $10,448,000 as of December 31, 2008 and 2007, respectively. The expenses resulting from the sales of trade receivables in the years ended December 31, 2008, 2007 and 2006 amounted to $0, $1,862,000 and $1,482,000, respectively, and are included in financial expenses. In the fourth quarter of 2007 the company decided to discontinue the factoring of receivables.

v.	Fair Value Measurement

Effective January 1, 2008, the Company adopted FAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, FAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 –	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 –	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For further disclosure, see note 6 and 13.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Staff Accounting Bulletin No. 108 (“SAB 108”)

In September 2006, the SEC staff issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108, requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

x.	Recently Adopted Standards

1)	In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We adopted the provisions of FAS 159 on January 1, 2008, and have elected not to measure any of our current eligible financial assets or liabilities at fair value.

y.	Newly issued accounting pronouncements:

1)	In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to adopt SFAS 141(R) on January 1, 2009, and currently assessing the impact that it will have on the Consolidated Financial Statements.

2)	In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of Accounting Research Bulletin ARB No. 51, Consolidated Financial Statements” (“FAS 160”). FAS 160 requires (1) that non-controlling (minority) interests be reported as a component of stockholders’ equity, (2) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (3) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value and (5) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company will be required to adopt SFAS 160 on January 1, 2009 and it does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“FAS 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company will be required to adopt SFAS 161 on January 1, 2009. This Statement will not impact the consolidated financial results as it is disclosure-only in nature.

4)	In April 2008, the FASB issued FAS No.142-3, “Determination of the Useful Life of Intangible Assets” (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Asset” (“FAS 142”). More specifically, FAS 142-3 removes the requirement under paragraph 11 of FAS 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements.

FAS 142-3 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will not have a material impact on the financial statements.

5)	In April 2009, the FASB issued FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”). FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect that the adoption of FAS 157-4 will have a material effect on its consolidated results of operations and financial condition.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

6)	In April 2009, the FASB issued FAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FAS 115-2 and FAS 124-2”). FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect that the adoption of FAS 115-2 and FAS 124-2 will have a material effect on its consolidated results of operations and financial condition.

7)	In May 2009, the FASB issued FAS No. 165, “Subsequent Events” (“FAS 165”). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and will be adopted by the Company in the third quarter of fiscal 2009. The Company does not expect the adoption of FAS 165 will have a material effect on its consolidated results of operations and financial condition.

z.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of income (loss) as of the date of the acquisition of each company.

a.	On On August 15, 2008, the Company, through its subsidiary StoreAlliance.com Ltd. acquired the Supplier’s Portal activity, an online inter business trading system, from Bezeq International Ltd for net consideration of NIS 1,025,000 ($286,000). The identified intangible assets acquired included customer relationships of NIS 891,000 ($247,000) to be amortized over an estimated useful life of 20 years. Goodwill arising on the acquisition amounted to NIS 134,000 ($39,000)

b.	In March 2008, the Company through its subsidiary Retalix Holdings Inc. acquired an additional 5% of StoreNext USA and increased its holdings to 100%. The consideration the Company paid for this acquisition was $625,000 in cash. The identified intangible assets acquired included customer relationships of approximately $106,000 to be amortized over an estimated useful life of 15 years and trademark of approximately $93,000 that is not being amortized. Goodwill arising on the additional acquisition amounted to approximately $426,000.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS (continued):

c.	On May 1, 2007, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and certain identified liabilities of BGI International for $1,370,000 in cash (including transaction costs in amount of $20,000) and an additional $150,000 were paid on the two year anniversary of the acquisition. In addition, up to an additional $1.4 million will be payable by the Company over a three years period from the acquisition based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds. The identified intangible assets acquired amounted to approximately $736,000 and included customer relationships of approximately $200,000 to be amortized over an estimated useful life of 6 years and acquired technology of approximately $536,000 to be amortized over an estimated useful life of 3 years. Goodwill arising on the acquisition till December 31, 2008 amounted to approximately $1,032,000 following an earn-out payment of $89,000 during the year 2008. The goodwill is amortized for tax purposes over a period of 15 years.

d.	In August 2006, the Company acquired an additional 31% of the equity of P.O.S. (Restaurant Solutions) Ltd., or PRS. This acquisition increased the Company’s holdings in PRS to 100%. The consideration the Company paid for this acquisition was approximately $730,000 in cash. Goodwill arising on the acquisition amounted to approximately $288,000.

e.	In March 2006, the Company through its subsidiary Retalix Holdings Inc., acquired an additional 45% of the equity of StoreNext Retail Technology LLC (“StoreNext USA”) and increased its holdings in StoreNext USA to 95%. The consideration the Company paid for this acquisition was approximately $4,875,000 in cash. The identified intangible assets acquired amounted to approximately $1,553,000 and included mainly customer relationships of approximately $833,000 to be amortized over an estimated useful life of 15 years. Goodwill arising on the acquisition amounted to approximately $3,323,000.

f.	In February 2006, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and liabilities of Base Products, Inc., a provider of a suite of hardware and software products and services for food and consumer goods retailers, for $2,653,000 in cash. The identified intangible assets acquired amounted to approximately $1,287,000 and included mainly customer relationships of approximately $1,277,000 to be amortized over an estimated useful life of 15 years. Goodwill arising on the acquisition amounted to approximately $1,614,000. The goodwill is amortized for tax purposes over a period of 15 years.

Following is the allocation of the purchase price of the 2008 acquisitions:

	Year ended December 31, 2008
	Initially consolidated
	U.S. $ in thousands
	Goodwill arising on Acquisitions	Identified intangible assets	Total

Bezeq Int.	39	247	286
BGI	89	-	89
SN USA	426	199	625

	554	446	1,000

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2008	2007
	U.S. $ in thousands

Computers and peripheral equipment	15,514	18,729
Land lease rights and buildings	13,043	9,901
Vehicles	470	538
Office furniture and equipment	4,334	5,137
Leasehold improvements	2,417	2,404

	35,778	36,709

Less - accumulated depreciation	21,044	24,141

	14,734	12,568

b.	As to geographical locations, see note 14b.

c.	Depreciation expenses totaled $2,941,000 $3,352,000 and $3,431,000, in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for each reportable geographical segment are as follows:

	U.S.	Israel	International (Europe)	Total
	U.S $ in thousands

Balance as of January 1, 2007	99,529	3,801	4,176	107,506
Goodwill attributed to new subsidiaries
acquired during 2007 and
additional investments in
subsidiaries	4,916	-	-	4,916
Differences from translation of non
dollar currencies	-	-	387	387
Other adjustments*	(3,883)	-	-	(3,883)

Balance as of December 31, 2007	100,562	3,801	4,563	108,926
Goodwill attributed to new business
acquired during 2008 and
additional investments in
subsidiaries	515	39		554
Differences from translation of non
dollar currencies			(196)	(196)
Other adjustments*	(442)			(442)
Impairment of goodwill	(58,182)			(58,182)

Balance as of December 31, 2008	42,453	3,840	4,367	50,660

* Mainly from changes in deferred tax assets resulting from business combinations.

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

In December 2008 the company performed it annual goodwill impairment test on the goodwill acquired in its various reporting units. As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected the computer software market, in December 2008 the Company determined that the carrying value of the goodwill exceeded its fair value. The Company further concluded in its goodwill impairment test that the goodwill acquired in the US reporting unit had been impaired and therefore, in the fourth quarter of 2008, an impairment charge of $58.2 million was recorded.

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	Weighted average amortization period Years	Original amount December 31		Amortized balance December 31
		2008	2007	2008	2007
		U.S. $ in thousands

Customer relationship	14.8	24,925	24,572	15,386	16,450
Acquired technology	4.4	10,777	10,777	1,701	3,516
Distribution rights	-	759	759	11	19
Other identified
intangible assets	3.9	2,030	1,937	701	694

Total		38,491	38,045	17,799	20,679

2)	Intangible assets amortization expenses totaled $3,310,000, $3,595,000 and $5,130,000 in the years ended December 31, 2008, 2007 and 2006, respectively. Future annual amortization expenses are approximately $2,750,000, $1,756,000, $1,354,000, $1,318,000 and $1,318,000 in 2009, 2010, 2011, 2012 and 2013, respectively.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM LOANS, NET OF CURRENT MATURITIES:

a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2008	December 31
	%	2008	2007
		U.S. $ in thousands

Bank loan -
In EURO	Fixed at 2%	632	911
Other:
Loan from shareholders of a
subsidiary	LIBOR*+0.75%	140	133

		772	1,044
Less - current maturities		249	258

		523	786

*	The $ LIBOR rate as of December 31, 2008 – 1.425%.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2008	2007
	U.S. $ in thousands

2009		263
2010	254	269
2011	129	121
2012 and thereafter (through 2013)	140	133

	523	786

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

As described in Note 1, the provisions of FAS 157 were adopted by the Company on January 1, 2008 for financial assets and liabilities.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2008
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

Marketable securities*	2,749	2,749
Derivatives**	103		103
ARS, see below	300			300

*	Marketable securities consist mainly of debt securities classified as trading and are recorded at fair value.

**	Derivatives represent foreign currency forward contracts and cylinders which are valued primarily based on observable inputs including forward and spot prices for currencies.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

The Company’s marketable debt securities at December 31, 2008 include investments in ARS. Those securities, except for illiquid ARS, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in an active market.

The following table summarizes the activity for the ARS where fair value measurements are estimated utilizing Level 3 inputs:

U.S. $ in thousands

Carrying value as of January 1, 2008	800
Changes to fair value:
Included in earnings-financial expenses	(500)

Carrying value as of December 31, 2008	300

As of December 31, 2008 and 2007, the Company held ARS which failed auctions, in an amount of $1 million at par value. Fair value for this ARS, as explained in note 1d, was determined using a valuation model. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31 2007 $ 200,000 were reflected in other comprehensive loss. As of December 31 2008, unrealized losses considered to be other than temporary in the amount of $ 700,000 (including $200,000 in other comprehensive loss) are reflected in financial expenses.

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli, Italian, U.K. and Australian labor laws generally require payment of severance pay upon dismissal of an employee or upon termination by the employees of employment in certain other circumstances. The severance pay liability of the Israeli companies and one of the Italian subsidiaries in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among non-current assets. The Israeli companies in the Group may only make withdrawals from the amounts funded for the purpose of paying severance pay.

b.	Some of the Company’s U.S. subsidiaries provide 401 (k) plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

c.	The severance expenses amounted to $ 2,195,000, $3,417,000 and $2,469,000 in the years ended December 31, 2008, 2007 and 2006, respectively. The 401(k) plans expenses as mentioned in b. above amounted to $725,000 $985,000 and $1,029,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

d.	The profits (loss) on the amounts funded totaled $ (312,000), $950,000 and $580,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)	The Group expects to contribute in the year ending December 31, 2009, $3,148,000 to the insurance companies and severance pay funds in respect of its severance pay obligation.

2)	The Company expects to pay $490,000 future benefits to its employees during 2009 to 2018 upon their normal retirement age – see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands

Year ending December 31:
2009	56
2010	56
2011	101
2012	53
2013	50
Thereafter (through 2014)	174

490

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2013. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2008, as follows:

U.S. $ in thousands

Year ending December 31:
2009	5,905
2010	3,473
2011	1,483
2012	1,019
2013	341

12,221

Office and vehicles lease expenses totaled $7,748,000, $4,639,000 and $4,735,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	Effective April 1, 1998, the Company’s Chief Executive Officer (“the CEO”), is entitled to receive a bonus subject to the Company’s attaining certain performance milestones: For the first $1,000,000 of the Company’s net income, he is entitled to a bonus of $65,000 and for every subsequent $1,000,000 of net income $5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $35,000 for every million dollars over the seventh million of net income. In the event that the bonus is less than $50,000 or the Company encored a loss for any particular financial year, the compensation committee shall be entitled to determine that the CEO shall receive a bonus of up to $50,000, without further authorization by the board of the shareholding.

In addition, according to the same arrangement, the CEO is entitled to options to be granted beginning each calendar year equal to 1% of the Company’s issued share capital per grantee for each year. Options granted starting January 1, 2009 are subject to shareholders’ approval. The exercise price of the options is equal to the closing market price of the shares at the day preceding the grant date. The options are fully vested and shares are blocked over three years from grant date, and become exercisable in three equal portions at the end of each year during said three-year period.

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

As of December 31, 2008, maximum royalty the company might be required to pay in the future on account of projects funded under the Office of the Chief Scientist is $5,787,000, including interest.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)	Prior to the acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The damages claimed in this suit are uncertain and the Company does not foresee any material effect on the financial statements.

The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. The court recently set this matter for trial to begin on November 9, 2009. The Company is of the opinion that RCS has meritorious defenses against this claim and that it will not result in any material expense and therefore no provision was recorded in regard to this claim as of December 31, 2008.

2)	In June 2006, a customer in the U.S (“the customer”), filed in the District Court of Madison County, Nebraska, complaint against the Company’s subsidiary, Retalix USA Inc. (“Retalix USA”) and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February, 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customers failure to pay for products delivered and services rendered as well as other misconducts. In February, 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts. In August 2007 the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. In November 2007 the customer filed a statement of damages alleging total damages in excess of $22 million. In March 2009, the arbitrators awarded Retalix USA $2.5 million in compensatory damages. In April 2009, the customer paid the arbitration award amount in full and will be included in the Company’s statement of income. In April 2009, the Nebraska federal court affirmed the arbitration award, entered judgment in favor of Retalix USA and against the customer, and dismissed, with prejudice, the customer’s claim against Retalix USA and IDS.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)	In March 2007, a customer in the U.S., filed in the District Court of El Paso County, Texas, a complaint against Retalix USA, seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. In April 2007 Retalix USA filed its Original Answer and counterclaim against the customer for breach of contract, pursuant to which Retalix USA seeks $ 214,000 plus interest and attorney’s fees for breach of contract. In April 2009 this matter was settled, the customer signed for a long term maintenance agreement with no impact on the financial statements.

4)	In September, 2006, a former employee of one of the Company’s Israeli subsidiaries (“Tamar”), who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability. The damages claimed under this claim total approximately $368,000. In January 2007, Tamar’s insurance company confirmed that Tamar is covered for any damages resulting from this claim. The Company is of the opinion that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2008.

5)	In January 2007 as part of the liquidation of Pantin Group Ltd (“Pantin”), the liquidator of Pantin submitted in the district court a claim against the Company, according to which the Company needed to provide sales reports as of December 2006 for certain customers of the Company. Retalix submitted audited sales reports as requested. Settlement has been reached and approved on March 2009 in the amount of 25,000 Euro that have been accrued.

6)	The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $172,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $514,000, have not materialized to court claims and some of them are in mediation. The Company is of the opinion that its exposure due to the claims above is immaterial and thus no provision was recorded in regard to these claims as of December 31, 2008.

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

2)	As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

b.	Stock based compensation:

1)	Company’s Option plans:

On March 5, 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (“the Second 1998 Plan” or the “US Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options are available for grant to employees, directors and consultants of the Company, to purchase Ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one Ordinary share at the grant date. Unless terminated earlier, the options will expire starting from 2005 through May 2012. These options vest over the period of 0 – 3.5 years.

On November 19, 2007, the Company’s Board of Directors amended the “Second 1998 plan” share Option Plan” (the “US Plan”) so as to enable to grant of Restricted Stock Units pursuant to such US Plan.

In addition, on November 19, 2007, the Company’s Board of Directors approved an increase of the pool of authorized and unissued Ordinary Shares for the purpose of grant of awards under the “Second 1998 Plan” by 2,000,000 shares, such that the aggregate pool of reserved shares shall be of 7,000,000 shares.

As of December 31, 2008 and 2007, 2,370,213 and 1,990,597 options, respectively remained available for grant under the Second 1998 Plan.

Through December 31, 2008 and 2007, 3,614,603 and 3,300,470 options, respectively, have been exercised under the Second 1998 Plan at exercise prices ranging between $8.75 and $14.875 per share.

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

On November 19, 2007, the Company’s Board of Directors amended the company’s “2004 Israeli Plan” so as to enable to grant of Restricted Stock Units pursuant to such Israeli Plan.

As of December 31, 2008 and 2007, 1,065,293 and 353,884 options, respectively remained available for grant under the Israeli Plan.

Through December 31, 2008 and 2007, 149,967 and 75,711 options, respectively have been exercised under the Israeli Plan.

During 2007 and 2008 the Company’s Board of Directors approved to grant up to an aggregate of 329,750 Restricted Stock Units (“RSUs”), in an exercise price of NIS 1, pursuant to the Israeli Plan and the US Plan, exercisable into Shares of the Company to Israeli employees or consultants of the company and to US employees. As of December 31, 2008, 199,578 RSUs are nonvested and 55,916 are forfeited.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

The options and the RSUs granted under the Israeli Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions. Under the “capital gains taxation route,” the Company is not entitled to recognize a deduction for tax purposes of the gain recognized by the employee upon sale of the shares underlying the options.

Compensation expense in respect of the CEO entitlement to options. Total expenses in the years ended December 31, 2008, 2007 and 2006 in respect of these options, before the tax effect, were $538,000, $832,000 and $923,000, respectively.

Following is a summary of the status of the option plans:

	2008		2007		2006
	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price	Number of options	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options and RSUs outstanding at
beginning of year	3,279,338	16.53	3,091,410	18.05	2,134,998	17.63
Changes during the year:
Granted	254,764	12.29	671,135	10.37	1,325,090	18.07
Exercised*	(388,389)	10.21	(180,692)	13.36	(204,451)	13.16
Forfeited or expired	(1,345,789)	17.81	(302,515)	20.36	(164,227)	18.79

Options and RSUs outstanding at end of
year**	1,799,924	16.33	3,279,338	16.53	3,091,410	18.05

Options and RSUs exercisable at year-end	869,044	19.24	1,798,963	17.88	1,429,256	17.18

Weighted average grant date fair value
of options and RSUs granted during
the year		5.4		10.3		6.10

*	The total intrinsic value of options exercised during the years ended December 31 2008, 2007 and 2006 is $1,124,083, $1,163,741 and $1,492,000, respectively.

**	As of December 31, 2008, there was $2,430,687 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.37 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31
	2008	2007	2006

Dividend yield	0%	0%	0%
Expected volatility	65%-69%	33%-42%	33%-42%
Risk free interest rate	1%-3%	3%-5%	3%-5%
Expected holding period (in years)	3-4	2.5-4	3-4

The following table summarizes information about options and RSUs under the Company's plans outstanding at December 31, 2008:

Exercise price U.S.$	Number of options and RSUs outstanding at December 31, 2008	Aggregate intrinsic value * in U.S. $ In thousands	Number of options and RSUs exercisable at December 31, 2008	Aggregate intrinsic value * in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options and RSUs outstanding	Weighted average remaining ontractual life (in years) of ecxercisable options and RSUs

RSUs 0.25	199,578	1,148	-	-	1.96	-
15.55	402,500	-	257,500	-	1.61	1.61
15.58	200,014	-	-	-	3.00	3.00
16.29	196,135	-	65,378	-	2.00	2.00
18.54	100,000	-	33,333	-	2.93	2.93
18.55	355,000	-	230,833	-	1.61	1.61
23.02	127,607	-	127,607	-	0.50	0.50
24.46	194,090	-	129,393	-	1.00	1.00
26.00	25,000	-	25,000	-	0.50	0.50

	1,799,924	1,148	869,044	-	**1.77	**1.41

*	Based on the Company’s share last known closing price at the Nasdaq Global Select Market as at December 31, 2008, of $6 per share.

**	The weighted average in respect of all the options and RSUs.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

2)	Stock option plan of subsidiaries:

a)	On December 4, 2000, a subsidiary’s board of directors approved an employee stock option plan (“the Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 Ordinary shares, of NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of options to be granted to some of the Company’s and of the subsidiary’s employees. In addition, within the context of an investment agreement signed on December 31, 2000, additional options to purchase 90,000 shares of NIS 0.01 par value each were granted to an investor. Virtually all of the above mentioned options except those granted to the investor vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, (in cases where the optionee is an employee of the Company or its subsidiary – provided that the employee is still the subsidiary’s or the Company’s employee). In addition, all the above options including those granted to the investor are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant. The rights conferred by Ordinary shares obtained upon exercise of the options will be identical to those of the other Ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date, will expire.

Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

During 2001, the subsidiary granted the said options to purchase 270,000 shares partly at an exercise price per share of NIS 0.01, and to two employees at an exercise price of $5.55. During November 2008 65,000 options were exercised to shares. As of December 31, 2008, all the unexercised options were forfeited.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

b)	On December 1, 2004, the board of directors of another subsidiary (the “Additional Subsidiary”) approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, options to purchase up to 1,500,000 shares of the Additional Subsidiary can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a limited liability company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant. Accordingly, on December 14, 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of affiliates. The options granted bear an exercise price of $0.3748, which reflects the market value per share according to an independent valuation. Through December 31, 2008, 31,000 of these options were forfeited. In addition, on July 31, 2006 additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to the management valuation. All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an IPO or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. Through December 31, 2008, 47,000 of these options were forfeited. The plan shall terminate ten years from the grant date.

c.	Dividends:

1)	In the event that cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

2)	Out of the Company’s retained earnings as of December 31, 2008 and 2007, approximately $40,079,000 and $17,365,000 are tax-exempt respectively, due to “Approved Enterprise” status granted to some of the Company’s facilities – see note 10b. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $10,020,000 and $4,340,000 would be incurred as of December 31, 2008 and 2007, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividends. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration. See also notes 10b and 10g(5).

NOTE 10 – TAXES ON INCOME:

a.	Corporate taxation in Israel:

Tax rates:

1)	The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see b. below) is taxed at the regular rate. According to the provisions of the Law for Amending the Israel Income Tax Ordinance, 2005 (hereinafter – Amendment 147) of August 2005, corporate tax rates will be gradually lowered, resulting in the corporate following tax rates for 2006 and thereafter are as follows: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

2)	Subsidiaries outside Israel:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. Our U.S. subsidiaries are taxed on a consolidated basis. The enacted statutory tax rates applicable to our primary subsidiaries outside Israel are as follows:

Company incorporated in the U.S. – tax rate of 37%-40%.

Company incorporated in Italy – tax rate of 33%.

Companies incorporated in Australia, France, Japan and U.K. – tax rate of 30%-40%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”)

Some production facilities of the company have been granted approved enterprise status under the above law including Amendment No. 60 thereof, which became effective in April 2005, which is discussed below.

The company is entitled to additional tax benefits as “companies of foreign investors”, as defined by the law.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The main tax benefits available to the Company are:

1)	Reduced tax rates:

In respect of income derived from the approved enterprises, the Company is entitled to benefits under the law’s reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has nine approved enterprises.

Income derived from the approved enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

As of December 31, 2008, the periods of benefits relating to six of the approved enterprises of the Company have already expired. The periods of benefits relating to other three approved enterprise programs will expire in 2009, 2011 and 2014.

In the event of a cash dividend distribution of cash dividends (and for beneficiated enterprise – also liquidation dividend) out of income which was tax exempt as above, the company would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see 10g(5) below and note 9c(2)).

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

Pursuant to the Israel Income Tax Law (Adjustments for Inflation), 1985 (hereinafter – the Adjustments Law), the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israel CPI. The Israeli companies in the Group are taxed under this law. Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter – the amendment), the provisions of the Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company and its Israeli subsidiaries will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the Company through the end of the 2007 tax year.

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

Carryforward tax losses of the Company as of December 31, 2008 and 2007 aggregate approximately $18,059,000 and $5,274,000, respectively.

Carryforward tax losses of certain subsidiaries as of December 31, 2008 and 2007 aggregate approximately $53,730,000 and $53,150,000, respectively.

As of December 31, 2008 and 2007, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $43,600,000 and $43,400,000, respectively, which include approximately $5,600,000 relating to excess stock option deductions. The U.S. subsidiaries have state net operating loss carryforwards of approximately $33,200,000, which includes approximately $5,600,000 relating to excess stock option deductions discussed above. Federal and State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2014 through 2028. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $35,700,000 and $15,800,000, respectively, are subject to an annual limitation under Internal Revenue Code (“IRC”) section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

f.	Uncertain tax positions:

Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of our unrecognized tax benefits:

	Year ended December 31, 2008	Year ended December 31, 2007
	U.S. $ in thousands	U.S. $ in thousands

Balance at Beginning of Year	3,000	2,273
Increase (decrease) in tax positions for prior year	(373)	189
Increase in tax positions for current year	45	538

Balance at End of Year	2,672	3,000

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $ 2,672,000 and $3,000,000 at December 31, 2008 and 2007, respectively. The liability in respect of unrecognized tax benefits included accrued potential interest of $ 792,000 and $ 371,000, respectively. We expect unrecognized tax expenses to change over the next 12 months due to closure of the Company’s tax assessment for the years 2003-2004.

In years 2008 and 2007, the Company recognized interest expense related to unrecognized tax benefits in the amounts of $421,000 and $149,000, respectively. As of December 31, 2008, the amounts of interest and penalties accrued on the balance sheet are $792,000.

In addition, consistent with the provisions of FIN 48, the Company reclassified a liability for unrecognized tax benefits in amount of $1,112,000 from current to non-current liabilities because payment of cash is not anticipated within one year subsequent to the balance sheet date. This non-current liability is included in the consolidated balance sheet among long-term liabilities.

g.	Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance are as follows:

		December 31
		2008	2007
		U.S. $ in thousands

1)	Provided in respect of the following:
	Provisions for employee rights	1,522	1,766
	Deferred revenues	2,224	2,792
	Carryforward tax losses	19,676	18,810
	Doubtful accounts	2,045	1,680
	Research and development	5,277	7,645
	Employee stock options and RSUs	1,802	1,023
	Non employee stock options	501	439
	Depreciable fixed assets	115	104
	Goodwill and other intangible assets	5,387	-
	Other	304	643

		38,853	34,902
	Goodwill and other intangible assets	(286)	(3,675)

		38,567	31,227
	L e s s - valuation allowance	(18,520)	(16,110)

		20,047	15,117

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31
	2008	2007
	U.S. $ in thousands

As a current asset	4,871	8,286
As a non-current asset	15,462	7,050

	20,333	15,336

As a non-current liability	(286)	(219)

	20,047	15,117

3)	Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 21%- 40%.

5)	As stated in b. above, part of the income of the Company’s income is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in these financial statements (see note 9c(2)).

h.	Income (loss) before taxes on income and income taxes (tax benefit) included in the income statements:

		Year ended December 31
		2008	2007	2006
		U.S. $ in thousands

1)	Income (loss) before taxes on income:

	Israeli	(3,757)	(972)	(2,025)
	Non-Israeli	(56,336)	550	3,278

		(60,093)	(422)	1,253

2)	Income taxes (tax benefit) included in the income
	statements:
	Current:
	Israeli	(5,478)	1,461	1,583
	Non-Israeli	1,009	957	502

		(4,469)	2,418	2,085

	Deferred:
	Israeli	(1,696)	(3,454)	(3,139)
	Non-Israeli	(2,795)	601	547

		(4,491)	(2,853)	(2,592)

		(8,960)	(435)	(507)

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2008-27%, 2007-29% and 2006-31%) and the actual tax expense:

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands

Income before taxes on income, as reported in the income
statements	(60,093)	(422)	1,253

Theoretical tax expense (tax benefit)	(16,221)	(122)	388

L e s s - tax benefits arising from approved enterprise
status	-	-	346

	(16,221)	(122)	42
Increase (decrease) in taxes resulting from permanent
differences:
Disallowable deductions	722	1,292	1,266
Disallowable goodwill Impairment	11,771
Increase (decrease) in taxes resulting from different
tax rates applicable to non - Israeli subsidiaries	(1,788)	178	95
Changes in valuation allowance	2,410	661	(1,325)
Differences between the basis of measurement of income
reported for tax purposes and the basis of
measurement of income for financial reporting
purposes - see c. above	291	(3,013)	(1,184)
Prior years tax expenses*	(5,793)	-	-
Increase in taxes on income resulting from the
computation of deferred taxes at a rate which is
different from the theoretical rate	(134)	609	591
Other	(218)	(40)	8

Taxes on income (tax benefit) for the reported years	(8,960)	(435)	(507)

*	During 2008 the Company recorded a tax benefit of approx $5.8 million due to a recent retrospective applied change in the Israeli Law for the Encouragement of Capital Investments, under which the Company was entitled to additional tax benefits in the years 2005 and 2006 (prior to the change the financial statement changes include tax expenses were calculated based on the prior enacted law as required under FAS 109).

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2004. Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 2005. Kochav Orion Advertising and Information Ltd, Orlan Orion Systems Ltd, Palm Point Ltd. and PRS received final assessments through the year ended December 31, 2004. Retalix Italia received final assessments through the year ended December 31, 2002. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2003. The other subsidiaries have not been assessed since incorporation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2008
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	11,756	22,237	32,092

Liabilities	(1,326)	(19,440)	(7,759)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

			December 31
			2008	2007
			U.S. $ in thousands

a.	Accounts receivable:

	1)	Trade:

		Open accounts	78,257	90,293
		Less - allowance for doubtful accounts	8,240	8,864

			70,017	81,429

	2)	Other:

		Government departments and agencies	10,895	1,080
		Employees	15	128
		Other	644	502

			11,554	1,710

b.	Marketable securities and Long term investments:

1)	Held to maturity bond securities – the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized Cost	Unrealized gains	Unrealized Losses	Aggregate fair value
	U. S. $ in thousands

At December 31:
2008	1,052	17	(43)	1,026

2007	1,227	235	(57)	1,405

The bonds mature as follows:

U.S. $ in thousands

2009	490
2010	183
2011	197
2020	182

1,052

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

2)	ARS – See note 1d

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2008	2007
	U.S. $ in thousands

Among current assets:
Trading	2,749	3,085
Held to maturity corporate bond securities	490	370

	3,239	3,455
As a non-current asset:
Available for sale security	300	800
Held to maturity corporate bond securities	562	857

	4,101	5,112

c.	Long-term receivables:

1)	Long-term receivables are composed as follows:

	December 31
	2008	2007
	U.S. $ in thousands

Long-term loans to employees *	14	50
Long-term trade receivables	3,660	5,991
Less - Unamortized discount**	(292)	(360)

	3,382	5,681

*	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 4%. Repayment dates are up to four years from the date of grant.

**	The discount is based on imputed interest of 4%.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Fair value of financial instruments:

The fair value of the financial instruments included in the working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates. The amounts funded in respect of employee rights are stated at surrender value which is close to its fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1)	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2)	The fair value of short and long-term marketable securities and bank deposits with quoted market prices is based on quoted market prices.

3)	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

As to the fair value of derivatives, see b. below. As to the fair value of marketable debt securities, see note 12b.

b.	Derivative financial instruments:

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133.

During 2008, the Company entered into several foreign currencies forward and cylinder contracts for conversion of Pounds Sterling, Euro and Israeli currency into a notional amount in dollars. Most of these contracts were rolled over a few times since their original closure in recent years.

As of December 31, 2008, the Company had nineteen open contracts of this nature for the conversion of such foreign currencies into a total of approximately $9.9 million, the fair value of which as of December 31, 2008 is $103,000, which reflects the estimated amounts that the Group would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2007, the Company had nine open contracts of this nature for the conversion of such foreign currencies into a total of approximately $15.2 million, the fair value of which as of December 31, 2007 was $(147,000).

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

Geographic segments:

Summarized financial information by geographic segment, for 2008, 2007 and 2006 is as follows:

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands

Revenues:
U.S	126,114	123,266	119,821
Israel	22,243	18,738	17,083
International*	73,270	79,407	66,840

Total revenues	221,627	221,411	203,744

*The international segment includes
revenues from customers in Europe	59,077	46,838	41,961

b.	Enterprise-wide disclosure:

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31
	2008	2007
	U.S. $ in thousands

Israel	13,148	10,230
U.S.	1,259	1,906
International	327	432

	14,734	12,568

As for location of goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2008, 2007 and 2006, no customer generated revenues in excess of 10% of the Group’s total revenues.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses – allowance for doubtful accounts:

	Year ended December 31
	2008	2007	2006
	U.S. $ in thousands

The changes in allowance for doubtful accounts
are composed as follows:
Balance at beginning of year	8,864	4,975	4,404
Increase during the year	3,663	5,278	2,676
Bad debt written off	(4,287)	(1,389)	(2,431)
Adjustments resulting from the adoption of
SAB 108	-	-	326

Balance at end of year	8,240	8,864	4,975

		Year ended December 31
		2008	2007	2006
		U.S. $ in thousands

b.	Financial income (expenses):
Gains (losses) on marketable securities - net	(141)	95	111
Non-dollar currency gains (losses) - net	(1,883)	1,227	(209)
Impairment of auction rate security	(700)	-	-
Interest income	879	1,950	2,163
Interest and bank commissions expense	(133)	(2,240)	(1,986)

	(1,978)	1,032	79

c.	Other (income) expenses - net:
Loss (gain) on sale of property and equipment	(46)	(57)	22
Gains on sale of product line	(210)	-	-
Debt remittal	(43)	-	-
Due Diligence Costs	-	700	-
Other non-recurring income	(77)		-

	(376)	643	22

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA (continued):

d.	Earnings per share (“EPS”):

Following are data relating to the nominal value of shares – basic and diluted used in the purpose of computation of EPS:

	Year ended December 31
	2008	2007	2006
	Number of shares in thousands

Weighted average number of shares issued and
outstanding- used in computation of basic
earnings per share	20,265	19,851	19,491

Add incremental shares from assumed exercise
of options	-	-	636

Weighted average number of shares used in computation of diluted earnings per share	20,265	19,851	20,127

For the years ended December 31, 2008, 2007 and 2006 options and RSUs in the total amount of 1,799,924, 3,279,338 and 1,953,063 respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.