Form 20-F
period 2009-12-31
RETALIX LTD
filed 2010-06-15
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29742

RETALIX LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

10 Zarhin Street, Ra’anana 43000, Israel

(Address of principal executive offices)

Hugo Goldman, CFO, +972-9-776-6696, hugo.goldman@retalix.com,
10 Zarhin Street, Ra’anana 43000, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, nominal value NIS 1.00 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

24,082,582 Ordinary Shares, nominal value NIS 1.00 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐                      No ☒

If this report is an annual or transition report, indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐                      No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

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

Yes ☐                      No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐    Accelerated Filer ☒    Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                      No ☒

PART I

         Unless the context otherwise requires, all references in this annual report to “Retalix,” “us,” “we,” and “our” refer to Retalix Ltd. and its consolidated subsidiaries. The information contained in this annual report, including, without limitation, the description of our products is correct as of the date hereof; names and features relating to our products are subject to change from time to time.

         Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On May 31, 2010, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.829 to $1.00.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

 Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income (loss) data set forth below with respect to the years ended December 31, 2006, 2007, 2008 and 2009 and the selected consolidated balance sheet data set forth below as of December 31, 2006, 2007, 2008 and 2009 have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated statement of income data set forth below with respect to the year ended December 31, 2005 and the selected consolidated balance sheet data set forth below as of December 31, 2005 have been derived from our consolidated financial statements that were audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2007, 2008 and 2009 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$91,692	$73,195	$80,511	$72,907	$58,145
Services	95,679	130,549	140,900	148,720	134,248
Total revenues	187,371	203,744	221,411	221,627	192,393
Cost of revenues:
Cost of product sales	31,521	36,690	39,132	45,201	39,560
Cost of services	34,465	44,562	65,281	88,078	74,564
Total cost of revenues	65,986	81,252	104,413	133,279	114,124
Gross profit	121,385	122,492	116,998	88,348	78,269
Operating expenses:
Research and development expenses-net	44,683	60,375	58,653	38,357	28,991
Selling and marketing expenses	33,382	33,495	31,617	23,623	18,776
General and administrative expenses	23,131	27,426	27,539	26,677	21,007
Other (income) expenses-net	-	22	643	(376)	(154)
Indirect private placement costs	-	-	-	-	1,823
Impairment of goodwill	-	-	-	58,182	-
Total operating expenses	101,196	121,318	118,452	146,463	70,443
Income (loss) from operations	20,189	1,174	(1,454)	(58,115)	7,826
Financial income (expenses)-net	202	79	1,032	(1,978)	1,757
Gain arising from issuance of shares by associated
Companies	83	-	-	-	-
Income (loss) before taxes on income	20,474	1,253	(422)	(60,093)	9,583
Tax benefit (taxes on income)	(5,912)	507	435	8,960	(3,494)
Share in income (losses) of an associated company	(130)	(57)	(3)	54	17
Net income (loss)	14,432	1,703	(10)	(51,079)	6,106
Minority interests in losses (gains) of subsidiaries	189	(425)	(508)	(537)	(310)
Net income (loss) attributed to Retalix Ltd.	$14,621	$1,278	$(498)	$(51,616)	$5,796

Earnings (losses) per share:
Basic	$0.78	$0.07	$(0.02)	$(2.55)	$0.28

Diluted	$0.74	$0.06	$(0.02)	$(2.55)	$0.28

Weighted average number of shares used in computation:
Basic	18,710	19,491	19,851	20,265	20,824
Diluted	19,659	20,127	19,851	20,265	21,020

	Year ended December 31,
	2005	2006	2007	2008	2009
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash and cash equivalents	$55,692	$55,186	$22,484	$33,546	$103,675
Working capital	68,216	68,659	71,611	83,305	128,910
Total assets	271,656	279,174	288,590	240,792	285,009
Total debt	5,288	6,024	1,055	772	538
Shareholders' equity	204,417	211,051	218,518	175,722	215,944
Capital stock	155,174	161,761	172,025	180,815	214,927

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

Risks Related To Our Business

The downturn in the global economy worldwide that began in 2008 has materially adversely affected the retail food industry, our primary target market, which has had a material adverse effect on our revenues and results of operations.  If adverse economic conditions continue or worsen, our revenues and results of operations could be further adversely affected.

Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as supermarkets, convenience stores, fuel chains and restaurants as well as wholesalers and suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Turmoil in the global financial and credit markets has caused liquidity problems for certain countries, for many financial institutions and for many of our customers and adversely affected investor and consumer confidence generally. This has resulted in a curtailment of capital investment by many of our existing and potential customers, which has adversely affected our revenues and results of operations. Conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable increased in 2009 and may continue to increase. The turmoil in global markets has also resulted in sharp currency fluctuations, which has harmed and could further harm our results of operations. In addition, if we require additional funds to finance the growth of our business and are unable to raise them due to the prevailing weakness in the global financial and credit markets, our results of operations and financial condition may be adversely affected.

We recorded losses in 2007 and 2008 and may not be able to sustain profitability.

For the years ended December 31, 2007 and 2008, we recorded a net loss of $0.5 million and $51.6 million, respectively. Our 2008 results were adversely impacted by an impairment of goodwill amounting to $58.2 million. Before this impairment charge, we still would have had a net loss in 2008, were it not for a tax benefit. For the year ended December 31, 2009, we recorded net income of $5.8 million. Our ability to sustain profitability in the future depends in part on the global economy, which has adversely affected our industry. Though we recently resumed hiring, we have in the past undertaken cost cutting initiatives in response to the worldwide economic conditions, including a reduction in our worldwide workforce, which could lead to a deterioration of our competitive position. In the future, we may have to undertake additional cost reduction initiatives to achieve and sustain profitability, and to the extent we do not do so sufficiently, our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not report losses in future periods.

The markets in which we sell our products and services are competitive, and increased competition and industry consolidation could cause us to lose market share, reduce our revenues, and adversely affect our operating results.

        The market for retail and distribution food and fuel information systems is highly competitive and is subject to continuous price pressure. A number of companies offer competitive products that address our target markets. In addition, we believe that new market entrants may attempt to develop and acquire retail and distribution food and fuel information systems, and we are likely to compete with new companies in the future. With respect to our Software-as-a-Service, or SaaS, initiatives, in particular, the barriers are relatively low and competition from other established and emerging companies may develop in the future. Some of our existing or potential competitors have greater financial, technical and marketing resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. We also expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors. As a result, competitive pressures could cause us to lose market share and require us to reduce our prices and profit margins. This could cause a decline in our revenues and adversely affect our operating results.

We are currently in the process of making an ongoing assessment of our business strategy, which may result in increased expenses and may not provide anticipated benefits.

        Our management is currently in the process of an ongoing assessment of our strategy, which is being conducted over a number of months and which may result in changes to product and service offerings and our short and long term strategic focus and may impact the allocation of our sales force, research and development efforts and other areas of operations. Implementing new strategies is expected to consume significant time and resources and may include incurring expenses. Such a new strategy may not achieve the anticipated improvements to our business and could create operational problems that we do not currently have. This could cause a decline in our revenues and adversely affect our operating results.

        If we fail to manage changes in personnel effectively, our business could be disrupted, which could harm our operating results.

        In November 2009, upon the consummation of the private placement transaction by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company), who are referred to collectively as the Alpha Group, six new directors joined our board of directors, which is comprised of 11 members. Following the closing of this transaction, a new chairman of the board, a new chief executive officer and a new head of corporate development and alliances took office.  These personnel changes could disrupt our business and harm our operating results.

In addition, in the past, there were periods in which we experienced rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations. Any failure to manage growth effectively could disrupt our business and harm operating results. Although in 2008 and 2009 we reduced the size of our workforce in response to the prevailing adverse economic conditions, we have resumed hiring and may experience additional growth in the future. Reductions or increases in personnel also entail risks of business disruption and potential adverse effects on our sales and marketing efforts, customer service and research and development activities.  These adverse effects could harm our operating results.

If we fail to successfully introduce new or enhanced products to the market, our business and operating results may suffer.

        If we are unable to successfully identify, develop or otherwise obtain new products, new features and new services to adequately meet the dynamic needs of our customers, our business and operating results will suffer. The application software market is characterized by:

•	technological advances in hardware and software development;

•	evolving standards in computer hardware, software technology and communications infrastructure;

•	dynamic customer needs; and

•	new product introductions and enhancements.

        In addition, new product introductions and enhancements require a high level of expenditures for research and development, which adversely affects our operating results. Any products or enhancements we develop may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenues.  Our workforce reduction in 2008 and 2009 may also harm or delay our research and development efforts.  If we are unable to successfully develop new products or enhance and improve our existing products or if we fail to position and/or price our products to meet market demand, our business and operating results will be adversely affected.

    If we encounter problems with our new enterprise resource planning system, this could disrupt our internal operations, increase our costs and adversely affect our financial results or our ability to report our financial results.

We are in the process of implementing a new enterprise resource management, or ERP, system to improve our internal management of our financial operations. This is intended to result in a more centralized, streamlined planning system featuring more transparent and efficient use of real-time data.  We have incurred significant expenses in implementing such system. Investments in new technology are complex and time consuming. Such a new system may not achieve the anticipated improvements to our enterprise resource management and could create problems with our planning, integration of data or compatibility with other internal systems, thereby increasing our costs and adversely affecting our financial results or our ability to report our financial results in a timely and accurate manner.

Sales to large customers represent a significant portion of our revenues, and a significant reduction in sales or services to these customers could significantly reduce our revenues.

During 2008 and 2009, none of our customers accounted for 5% or more of our revenues. During 2007, one customer accounted for 5% or more of our revenues. Sales to large supermarket, convenience store and fuel chains as well as large distributors are typically large in size and represent a significant portion of our revenues. A significant reduction in sales and services to any of our large customers could significantly reduce our revenues. This has already occurred in 2008 and 2009, and it could continue or worsen.  We anticipate that sales and services to large customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

The long sales cycle for certain of our products could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. We have found that this process is even longer during periods of economic uncertainty.  Even after the evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay.  We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue, and therefore our quarterly operating results have varied in the past and may vary in the future. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These factors include:

•	the potential cancellation of orders based on customers’ changing budgetary constraints and changing economic conditions;

•	the shift in orders expected in one quarter to another quarter because of the timing of customers’ procurement decisions;

•	the unpredictability of internal acceptance reviews;

•	the size, timing, terms and fluctuations of customer orders and rollout schedules;

•	the long sales cycle associated with certain of our software products;

•	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

•	general economic conditions;

•	changes in pricing by us or our competitors;

•	fluctuations in currency exchange rates, and especially the strengthening of the New Israeli Shekel and the devaluation of the US Dollar and the Euro;

•	the uncertainty regarding the adoption of our current and future products, including such products as our relatively new StoreNet and InSync applications;

•	technical difficulties with respect to the use of software solutions and services developed by us;

•	seasonality in customer purchasing and deployment patterns;

•	the profitability of our professional services business, and the percent of our total business that this constitutes; and

•	reduced service orders due to reduced product revenues.

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

Our business will suffer to the extent that we develop new versions of our products based on new software platforms and are not successful in detecting and fixing problems with such software and products, which could harm their ability to achieve market acceptance.

We may develop new versions of our products based on new platforms, such as the product versions based on the Microsoft .NET platform and the J2EE platform, which we developed a number of years ago. The risks of our commitment to new platforms include the following:

•	the possibility that prospective customers will refrain from purchasing the current versions of our products because they are waiting for new versions;

•	the possibility that our beta customers with products based on new platforms will not become favorable reference sites;

•	the possibility that new platforms will not be able to support the multiple sites and heavy data traffic of our largest customers;

•	the possibility that our development staff will not be able to learn how to efficiently and effectively develop products using new platforms; and

•	the possibility that we will not be able to transition our customer base to products based on new platforms when these are available.

There can be no assurances that our efforts to develop new products using new platforms will be successful. If the products we develop for new platforms do not achieve market acceptance, it likely will have a material adverse effect on our business, operating results and financial condition.

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

Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, we believe that the implementation of our enterprise management application suite can be longer and more complicated than our other applications as this suite typically:

•	appeals to larger retailers who have multiple divisions requiring multiple implementation projects;

•	requires the execution of implementation procedures in multiple layers of software;

•	offers a retailer more deployment options and other configuration choices; and

•	may involve third party integrators to change business processes concurrent with the implementation of the software.

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

From 2004 through 2008, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the transactions involving the acquisition of TCI Solutions Inc., or TCI, and the acquisition of the assets of Integrated Distribution Solutions, L.L.C., or IDS. Acquisitions involve numerous risks, including:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs or liabilities, whether or not a proposed acquisition is consummated;

•	diversion of management's attention;

•	adverse effects on existing business relationships with suppliers and customers, which could lead to bad debts;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees, particularly those of the acquired organizations; and

•	potential future write-offs of goodwill recorded as a result of the acquisitions.

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

We are still in the early stages of rolling-out our SaaS application services to regional chains and independent store retailers, mostly through our two StoreNext initiatives, StoreNext Retail Technology LLC, which we refer to as StoreNext USA, and Store Alliance.com Ltd., which we refer to as StoreNext Israel. These applications have not been traditionally used by smaller retailers and if they do not accept them, our SaaS initiatives may not succeed. Our services include head-office and back-office applications delivered via the Internet based on a SaaS subscription fee pricing model. We offer our SaaS services under a subscription fee model for reporting, analysis and merchandising services. We also offer payment processing services as part of a Connected Payments program through a joint venture with our payment processing software partner, MTXEPS Inc.  In the future, we plan to offer additional services for a fee. If we are unsuccessful in selling and marketing our SaaS services to retailers and distributors, our revenue growth could be adversely affected.

Our Retalix InSync products are in varying stages of development and, if unsuccessful, our revenue growth could be adversely affected.

In September 2005, we announced the introduction of Retalix InSync, our new enterprise and supply chain management portfolio. Development has taken longer than expected and, while we have begun initial pilots of certain software modules with two of our customers, we cannot assure you that this development will be successful or that many customers will purchase these new products. If we continue to experience delays in developing our Retalix InSync products or if we are unsuccessful in marketing and selling our Retalix InSync products to retailers and distributors, our revenue growth could be adversely affected.

Insufficient or slower than anticipated demand for our SaaS services could adversely affect our revenue growth.

We have incurred expenses in connection with the development of our SaaS initiatives. If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred in the development of these initiatives. Any delay in or failure of the development of significant demand for our SaaS services could cause our new business initiatives to fail. Even if significant demand does develop for our SaaS services, the growth of our SaaS services may erode parts of existing software sales revenue. Any of these factors could adversely affect our revenue growth.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more associated open source licenses could negatively affect our business.

Some of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, including, for example, the Mozilla Public License, the BSD License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using such open source software, that we provide various notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. The terms of some open source licenses have not been interpreted by any U.S. court or, to our knowledge, any other court, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful, we could be enjoined from distribution of the products that contained the open source software and/or required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software, which could limit or eliminate our ability to commercialize such software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.  Although we take steps to ensure that our programmers do not include open source software in products and technologies we intend to keep proprietary, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into products and technologies we intend to keep proprietary.

If we are unsuccessful in establishing online Business-to-Business (B2B) e-commerce exchanges, our revenue growth could be adversely affected.

In order for us to establish business-to-business (B2B) e-commerce exchanges for our SaaS initiatives, we will need to generate a community of participating retailers sufficiently large to support such a model. Even if we successfully establish such a community, we may not be able to establish B2B exchanges without partnering with strategic participants. We cannot assure you that we will be able to establish such partnerships on terms that are commercially favorable to us, if at all. Even if we establish successful strategic partnerships, we will need to attract wholesalers and suppliers to our B2B initiatives. We cannot assure you that wholesalers and suppliers will choose to participate in our B2B initiatives. In addition, this is a new and unproven business model, and we cannot assure you that potential users of the B2B applications will use them. If we are unsuccessful in establishing a B2B business model, our revenue growth could be adversely affected.

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

Our future success depends upon the continued services of our executive officers, and other key sales, marketing, research and development and support personnel. We do not have “key person” life insurance policies covering any of our employees. Any loss of the services of our executive officers or other key personnel could adversely affect our business.

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

Because we operate globally, we are subject to additional risks.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executive officers and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. For example, our management determined that we had ineffective internal control over financial reporting as of December 31, 2007. While our management has determined that we had effective internal control over financial reporting as of December 31, 2008 and December 31, 2009, we cannot assure you that we will able to conclude in future years that we have effective internal control over financial reporting.  In particular, we are in the process of implementing a new ERP system to improve our internal management of our financial operations.  This could create problems with our planning, integration of data or compatibility with other internal systems.  Controls that are considered adequate at one time may become inadequate in the future because of changes in conditions or a deterioration in the degree of compliance with policies or procedures. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Under ASC 718 “Compensation – Stock Compensation”, we are required to record a compensation expense in connection with share-based compensation which significantly reduces our profitability.

Accounting Standard Codification No. 718 requires all share-based payments to employees to be recognized as a compensation expense based on their fair values. During 2007, 2008 and 2009, this guidance had a material impact on our results by increasing our expenses, which lowered our reported net income by approximately $3.9 million, $4.8 million and $2.2 million, respectively. Should economic events or our business or operational characteristics change, or should there be a change in the habits of our employees with respect to stock option exercises and forfeitures, future determinations as to fair value may significantly change the value attributed to stock-based compensation and significantly impact our results of operations.

Risks Related To Our Location in Israel

Potential political, economic and military instability in Israel may adversely affect our results of operations.

        Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. Hamas, an Islamist movement responsible for many attacks against Israeli targets, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip by force in June 2007. Thereafter, thousands of missiles were fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

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

        We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as the NIS, the British Pound Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2007, 2008 and 2009, the dollar depreciated in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results. Our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we have entered and may continue to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations and, even if they do protect us, involve financing costs we would not otherwise incur.

The dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar, which would harm our results of operations.

        Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2009, the value of the dollar decreased in relation to the NIS by 0.7%, while inflation increased by 3.9%. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

    We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law, with respect to our production facilities that are designated as “Approved Enterprises”. See “Operating Results— Corporate Tax Rate” under Item 5.A of this annual report for additional information concerning our effective corporate tax rate. In order to receive these tax benefits, we are required to comply with certain requirements, including: adhering to the submitted business plan; continuing operations in the relevant geographic area; equity financing of at least 30% of the investment in property, plant and equipment; immediate reporting of material changes to business, operations, results and ability to perform the Approved Enterprise; filing regular reports with the Investment Center; obtaining approval for changes in our ownership; complying with Israeli intellectual property laws; and obtaining approval for changes in the approved plan. See “Israel Taxation—Law for the Encouragement of Capital Investments, 1959” under Item 10.E of this annual report for additional information.  We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund historical tax benefits of up to approximately $9.4 million, with interest and adjustments for inflation based on the Israeli consumer price index. In addition, an increase in our development activities outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be available in the future, at their current level or at any level.

Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

        We have received royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2009, our total contingent liability to the OCS in this respect amounted to $5 million. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees and officers.

        Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts, such as the confidentiality of certain commercial information or a company’s intellectual property. We currently have non-competition clauses in the employment agreements of most of our employees, including with Mr. Barry Shaked, our former chief executive officer and director. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent that competitor from benefiting from the expertise such former employee obtained from us, if we cannot demonstrate to the court that such former employee breached a legitimate interest of ours recognized by a court and that we suffered damage thereby.

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

Two shareholders may be able to control us.

As of May 31, 2010, the Alpha Group holds an aggregate of 4,803,900 ordinary shares and warrants to purchase an additional 1,250,000 ordinary shares, representing beneficial ownership of 23.9% of our ordinary shares (after giving effect to the exercise of such warrants), and Ronex Holdings, Limited Partnership, or Ronex, an affiliate of the FIMI Opportunity Funds, holds 4,471,591 ordinary shares, representing beneficial ownership of 18.6% of our ordinary shares.  Furthermore, the Alpha Group and Ronex are party to a shareholders agreement pursuant to which they have undertaken to elect a board of directors comprised of 11 members, of which six nominees will be designated by the Alpha Group and five nominees will be designated by Ronex.  They also have agreed to meet with one another before any shareholder meeting and try to reach a unified position with respect to the principal proposals on the agenda of such meeting.

If the Alpha Group and Ronex act together, they may likely have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of change in control transactions, as well as other strategic matters and the composition of our management. This may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

Substantial future sales of our ordinary shares may depress our share price.

        Commencing November 2010, the Alpha Group will be entitled to request us to register with the SEC resales of 4,803,900 ordinary shares and 1,250,000 ordinary shares underlying warrants, subject to certain conditions and limitations on its registration rights and resale rights.  If the Alpha Group or other shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants or employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity securities.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the Nasdaq Global Select Market, or Nasdaq, and on the Tel Aviv Stock Exchange, or the TASE. Trading in our ordinary shares on these markets is effected in different currencies (dollars on Nasdaq and New Israeli Shekels on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

        We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd. In 2000, we changed our name from Point of Sale Ltd. to our current name. Our principal offices are located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is (011) 972-9-776-6677. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6100 Tennyson Parkway, Suite 150, Plano, Texas 75024, and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this annual report.

        Our ordinary shares began trading on the TASE in October 1994 and on the Nasdaq National Market (now the Nasdaq Global Select Market) in July 1998.

        During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we expanded our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, with the acquisitions of OMI International Inc., or OMI International, and IDS, we significantly widened our offerings to include supply-chain management solutions for retailers as well as for suppliers and manufacturers. In 2005, we introduced new sophisticated solutions complementing industry focuses and needs, such as customer loyalty and optimization of ordering. Over the last few years we have been developing a Java-based, thin-client, next-generation supply chain management application suite, which we refer to as Retalix InSync, and are continuing to work on enhancing our store-based offerings.

On November 19, 2009, we closed a private placement transaction with the following investors: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company), who are referred to collectively as the Alpha Group.  We issued to the Alpha Group 3,612,804 ordinary shares, constituting 17.7% of our outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares, for gross consideration of approximately $32.9 million.  Together with other shares purchased by the Alpha Group, including from Barry Shaked, one of our founders and our former President and Chief Executive Officer, following the closing the Alpha Group held an aggregate of 20% of the outstanding share capital, and the warrants represent an additional 4.95% of our outstanding share capital (after giving effect to the exercise of such warrants).  See Item 6.E of this annual report for information regarding the holdings of the members of the Alpha Group, and see “Material Contracts” under Item 10.C of this annual report for additional information relating to the private placement transaction.  Following the closing of the private placement transaction, five of our directors resigned and were replaced with six new directors designated by the Alpha Group, one of whom serves as our chairman of the board. We also hired a new chief executive officer and a new head of corporate development and alliances.

 Principal Capital Expenditures

        We had capital expenditures of $4.7 million in 2007, $5.1 million in 2008 and $3.0 million in 2009.  Our capital expenditures in 2007 and 2008 consisted primarily of the purchase (in unfinished condition) and refurbishing of the 3rd floor of the building in which our corporate headquarters are located in Ra’anana, Israel, for $2.5 million and $3.4 million, respectively, and the purchase of computers and peripheral equipment. In 2008, we also started the implementation of a new ERP system for an aggregate amount of approximately $2.0 million, of which $0.1 million was invested in 2008. In 2009, we continued the purchase of software and related professional services, computers and peripheral equipment related to the ERP system to amount to approximately $1.8 million, and that our capital expenditures related to the 3rd floor refurbishment, levies, improvements and furniture to amount to up to $1.2 million. In 2010, we expect the purchase of software and related professional services, computers and peripheral equipment, office refurbishment and other expenditures of approximately $3.0 million, of which $2.5 million will be in Israel and $0.5 million will be in the United States. We have financed, and expect to continue to finance, these capital expenditures with cash generated from operations.

B. Business Overview

Overview

We are a leading provider of integrated software solutions to food and fuel retailers and to grocery, convenience store and foodservice distributors. We design, develop and deliver mission critical software and services solutions to our customers. Spanning the retail and distribution supply chain from the point of sale to the warehouse, our suite of software solutions integrates the information flow across a retailer’s or distributor’s operations, encompassing stores, headquarters and in some cases distribution centers. Our comprehensive solution suite enables retailers and distributors to understand their customers, anticipate demand, elevate customer experience, innovate and differentiate their offerings, manage their operations more efficiently, enhance customer service, reduce operating costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our deep domain expertise, accumulated experience and focus on developing software and services solutions for our customers in the retail sectors enables us to provide solutions that are better integrated and more tailored for our target markets than competing solutions. We market our software solutions to large and mid-sized supermarket and convenience store chains and major fuel retailers, as well as to large and mid-size foodservice, convenience stores and grocery distributors. In each sector, the customers are typically categorized into “tiers” based mainly on revenue, with Tier 1 referring to the largest entities.

        We market our solutions through a worldwide direct sales force. Our direct selling efforts are augmented by a combination of channel partners and resellers. Sales to Tier 1 and Tier 2 food retailers, large convenience store chains, major fuel retailers and large and mid-size foodservice, convenience store and grocery distributors have historically represented a substantial majority of our revenues and we expect this to continue. We target Tier 3 and Tier 4 food retailers through our StoreNext initiatives in the United States and Israel and we may expand this to additional geographies as well. For larger supermarket and convenience store chains, major fuel retailers, and large and mid-size foodservice, convenience store and grocery distributors, our professional services personnel provide our customers with project management, implementation, application training and technical services. We also provide development services to customize our applications to meet specific requirements of our customers and ongoing support and product maintenance services.

        We believe that we are unique within the food and fuel retail and distribution software industries. We offer software solutions that can serve the needs of the entire range of food and fuel retailers and grocery and convenience store distributors, from multi-national supermarket chains, major food distributors and major fuel retailers to local independent grocers. We are able to serve such a diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at more than 50,000 sites in 51 countries. Our customers include leading supermarket/grocery chains and food service distributors such as Big Y, Food Lion, Food Services of America, Hannaford Bros., Hy-Vee, Odom Beverage, Save-A-Lot and Save Mart in the United States, Argos, AS Watsons, Carrefour, Delhaize, Intermarche, Morrisons, Sainsbury’s and Tesco in Europe, large food distributors such as Metcash in Australia, and large convenience stores and major fuel retailers such as BP in Australia, the United Kingdom and North America, Casey’s, Husky, Irving Oil, Love’s, Pilot Travel Centers and The Pantry in the United States and Canada.

Our management is currently in the process of an ongoing assessment of our strategy, which is being conducted over a number of months and which may result in changes to product and service offerings and our short and long term strategic focus and may impact the allocation of our sales force, research and development efforts and other areas of operations.

Our Market Opportunity

        The retail food and fuel industries today are characterized by intense competition, resulting in increased pricing pressure and narrowing operating margins. Small retailers are losing customers to their larger competitors that offer aggressive pricing as well as greater shopping convenience and superior customer service. The largest retailers, are increasingly using their size and scale to realize cost savings and operating efficiencies from their supply chain, which they then pass on to the consumer in the form of lower prices. This trend creates an industry dynamic whereby more and more consumers are attracted to these price-cutting retailers, thus accelerating these retailers’ revenue growth and allowing them to further increase their economies of scale. The distributors that supply many of these retailers are facing the same market trends, as they are asked to become more efficient, to offer better products at lower costs, to consolidate services, to provide visibility into the supply chain and to facilitate the competitive capabilities of their customers – the retailers.

        The competition as well as changing shopper dynamics are impacting the market and causing it to transform. Large food retailers and distributors are expanding their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, food service, fuel stations and quick service restaurants, or QSRs. This has increased the competition in the convenience store market sector, which historically has been served by smaller chains and independent retailers. These small and independent operators are finding it increasingly difficult to compete effectively with the aggressive pricing and associated lower margins resulting from increasing competition. Additional blurring of traditional retail sectors also includes grocery stores increasing their offering of non-food products and non-food retailers entering into the food business.  Similarly, competition has reduced margins at the fuel pump, causing large fuel retailers to add convenience store and QSR formats in an effort to increase their overall margins. This has further increased competition in the convenience store and fuel station market sectors, which in turn favors the large retailers and distributors that can leverage their size and scale to realize operating efficiencies, thereby lowering their cost base and allowing them to deliver lower prices. Globalization also plays an important factor in how the market is shaped, with major retailers who are well established in their developed core markets globalizing their operations in order to seek new growth engines. All of the above factors create an increased focus to enable customers to have a superior consumer experience. We are uniquely positioned to address these challenges.

        In addition to these revenue driving opportunities, retailers use sophisticated retail information systems, often developed in-house, that provide them with comprehensive visibility into their supply chain. Armed with such visibility, these retailers and distributors can more efficiently execute and track all of their operational tasks, such as order optimization, inventory management, merchandising and pricebook management. In addition, this visibility also allows retailers to optimize their pricing and promotion decisions in order to increase demand and sales.

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

•
capture and analyze data and leverage consumers’ demand information to enable advanced forecasting capability and thereby to optimize the ordering and inventory stocking process in the store and in distribution centers;

•
increase operating efficiencies through tighter integration of in-store, enterprise level and warehouse management systems, enabling visibility across the entire scope of their retail and distribution operations; and

•	extend supply chain visibility to include suppliers and customers, enabling retailers and distributors to share data and collaborate among themselves and with suppliers in supply chain decisions.

        However, in order to deter customers from shifting their patronage to the largest chains, smaller retailers and distributors require more than increased operating efficiencies and competitive pricing. In order to compete effectively with these larger chains, smaller retailers need to provide consumers with an enhanced shopping experience through diverse retail formats and better customer service and to incentivize their customer base to increase their patronage of their stores through customer loyalty and other promotion strategies. As a result, in an effort to increase customer retention and influence customer spending habits, retailers and distributors are increasingly seeking information systems that can, in addition to achieving operating efficiencies, also:

•	effectively manage customer management initiatives which are designed to foster customer loyalty and promotion strategies;

•	integrate enterprise and in-store systems to enable rapid implementation of customer management initiatives;

•	efficiently manage their supply chain to facilitate optimal inventory stocking at each location;

•	quickly and efficiently implement pricing, product and marketing decisions; and

•	support a wide variety of retail formats and services to increase customer convenience and satisfaction.

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

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

        Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext initiatives in the United States and Israel operate enterprise-level applications, such as pricebook, promotions, loyalty, reporting and analysis services, on a software-as-a-service basis, meaning that the application is remotely hosted on our centralized servers and accessed by the independent retailer over the web or private data lines. Our Connected Services (described below) allow independent retailers and small chains, in return for a subscription fee, to gain access to applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thereby compete with them more effectively.

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

Our robust solutions provide system resiliency and data redundancy

        The retail food industry is characterized by a very high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s POS system for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could significantly impair a retailer’s internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest food retailers and distributors and major fuel retailers, capable of supporting very high volumes of stores and checkout lanes without risk of significant malfunction or failure. Equally important, our software architecture protects critical data through its duplication at the server level. In case of system failures, each POS terminal can continue to operate despite the interruption of communications with the back-office or headquarters, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in such large supermarket chains as Carrefour, Tesco, Sainsbury’s and Woolworths is a strong testament to the robustness and resilience of our in-store solutions.

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

Our Growth Strategy

        The principal elements of our strategy to achieve our growth objectives are as follows:

Leverage our integrated suite of products to enhance our leadership position and become the leading provider of retail software solutions to the retail and distribution food and fuel industries

        We offer our customers enterprise-wide software solutions that allow them to collect, manage and analyze information across their entire retail enterprise, from the checkout counter to the warehouse. We extended our product offering from in-store solutions to include integrated enterprise level and head office applications. We have added powerful pricing, inventory and DSD capabilities to our offering and have expanded our product offering to include distribution, supply chain execution and warehouse management systems. We believe that with our integrated solutions, we are well positioned to leverage our large customer base to become the leading provider of retail solutions to the retail and distribution food and fuel industries.

Continue to target Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains operating legacy IT systems

        The majority of Tier 1 and Tier 2 retail food chains, food distributors and major fuel chains continue to operate outdated legacy systems that do not provide the functionality required to implement and support the new applications and workflow processes that are necessary to compete effectively in today’s retail food and fuel industries. We believe that our solutions are well positioned to capitalize on this market opportunity because they are:

•	based on open standards software architecture and are hardware agonistic;

•	scalable, meaning they can easily support a large number of users before a system upgrade or replacement is needed;

•	able to support multiple retail formats such as grocery, fuel and QSRs with a single solution;

•	able to support multi-national retailers that require a standardized solution that can be easily deployed across their multiple regions and countries; and

•	able to customize and localize our systems to fit the specific requirements of our customers with reduced effort and cost.

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

Enhance our global service offering

In 2010 we established a global service group, which will emphasize cross-departmental organization and concentration of effort, while ensuring high quality delivery of our product offering. The global service group intends to offer our customers lower total cost of ownership and an enhanced customer experience. We in turn would benefit from a stable and recurring stream of revenue. Over time, we will provide a broader range of services, which are tightly linked to our software, covering the full project lifecycle, and we are now in the process of expanding our offering. These product led services, coupled with our global deployment ability, will enable us to deepen our customer relationships and make them more strategic. They will further differentiate us due to the ability to provide a closed loop between development, deployment and support of our products and provide our customers with one point of accountability for the end result.

Continue to penetrate the Tier 3 and Tier 4 retail food markets through the provision of Connected Services

        In the past, our sales to smaller chains and independent grocers were primarily limited to POS applications. Leveraging our ability to support multiple enterprises from a single data center, we are now able to offer enterprise level applications, such as electronic payments, sales analysis, product and price management, promotions, loyalty, demand replenishment, loss prevention and information services, to Tier 3 and Tier 4 retailers on a SaaS basis. We provide these Connected Services through StoreNext in return for a subscription fee. These Connected Services enable Tier 3 and Tier 4 retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for Tier 1 and Tier 2 retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. As of December 31, 2009, StoreNext USA has connected more than 2,500 stores and StoreNext Israel has connected over 1,500 stores and over 1,500 suppliers. We intend to continue to market Connected Services to this retail sector in an effort to increase the revenues we generate from our Tier 3 and Tier 4 customer base.

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

Continue broadening market penetration through strategic acquisitions

        Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. Over the past few years, we have made a number of strategic acquisitions to expand our product offerings and market position. We continue to evaluate opportunities to acquire complementary businesses and technologies in the retail and distribution information systems market in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Continue to expand into new geographic markets and additional retail and distribution market sectors

        In the past our primary geographic markets were North America, Israel and Europe. In 2004, we announced significant sales in new markets, such as France and Italy in Europe, and China, Japan and India in Asia.  In 2005, we announced significant new business in Australia, and in 2006 we strengthened our activities in Eastern Europe, focusing on Russia. In 2007, we continued to build a market presence in China, Japan and Russia.  In 2008, we started to build a presence in the Spanish market. In addition, we may expand into other types of retail sectors, such as department stores and general merchandise, which have retail characteristics that are similar to the food and fuel retail and distribution market sectors, in an effort to broaden our addressable market.

Our Products

        We have a broad portfolio of software solutions that are designed to meet the retail operations, customer management needs and certain supply chain management and execution needs of the entire range of food and fuel retailers and distributors, from multi-national supermarket and major convenience store chains and major fuel retailers to local independent grocers. We offer our customers a suite of software products to address the principal elements of their retail operations:

In-Store Solutions: Suite of software solutions that provides supermarkets, convenience stores, fuel retailers and QSRs with applications supporting multiple types of customer service points, such as regular checkout, self-service kiosk, self-scanning and self-checkout, providing comprehensive in-store operational and management tools for POS, front-office and back-office operations and allowing mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices. Our in-store solutions consist of our POS systems – StoreLine, StoreNet for the grocery and health and beauty market and StorePoint for the convenience store, fuel retail and QSR market – as well as additional back-office modules, Retalix Pocket Office and Retalix Store, and Retalix DemandAnalytX (DAX) for demand forecasting and order optimization. In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our in-store solutions, specifically Retalix StoreLine and Retalix StorePoint solutions.

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

Supply Chain Management Solutions: Suite of supply chain management and warehouse management software solutions that provides retailers and distributors with a range of applications designed to help them optimize and manage the flow of goods through a complex supply chain network, which includes the suppliers, multi-facility warehouses and distribution centers and down to the stores. These applications include warehouse management, automated procurement for the stores and warehouses, merchandising, order management, order-optimization, invoice reconciliation, transportation management, yard management, and dock scheduling. Our supply chain execution and warehouse management systems consist of TRICEPS Warehouse Management (WMS), BICEPS Purchasing Management, PROMPT Invoice Matching, Retalix Yard Management (formerly marketed as MDS) and ABS Billing and Order Management. Our Retalix InSync solution portfolio will consolidate some of these offerings into a single product portfolio.

Food Distribution Enterprise Solutions: A suite of supply chain execution and warehouse management software solutions that provides food retail and food service distributors with a complete solution to run their business. This suite of products includes modules that provide purchasing, ordering, billing, rebates, accounting, electronic data interchange, or EDI, tradeshow management, and warehouse management (WMS) package for foodservice or grocery distribution; a web based ordering portal for retailers ordering from a foodservice, convenience store or grocery distributor; a web based supplier portal; a portable sales force automation solution for the food service industry; and a handheld solution for distributors. Our distribution solutions also include a suite of transportation management applications for food retail and food service distributors, including Retalix Dock Scheduling and Retalix Traffic Management.

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

        The following is a summary of our products as of the date hereof; names and features are subject to change from time to time.

Product	Description / Features	Technology Platform	Target Markets

In-Store Solutions

Retalix StoreLine
• POS and front office solution
• Keyboard or touch
• Highly configurable
• Multi-language, currency and tax
• High availability and resilience
• Hardware neutral
• Supports multiple types of POS formats - grocery, fuel, QSR
		• Client server, Windows operating system	• Supermarkets and grocers – All Tiers • ISS45 - packaged version of StoreLine for Tier 3/4

StoreNet	• Store solution • Allows retailers to run POS applications remotely • Reduces total cost of ownership of In-store IT infrastructure • Highly scalable	• Open architecture, Advanced extension capabilities • Flexible deployment • Developed on the Microsoft. Net platform	• Supermarkets and grocers – All Tiers

Retalix StorePoint
• POS, front-office and back-office solution
• Touch based, highly configurable
• Multi-language, currency and tax
• High availability and resilience
• Hardware neutral
• Supports multiple types of POS formats - convenience store, fuel, QSR, kiosk
		• Client server, Windows operating system	• Convenience stores, QSRs, and fuel retailers

Retalix Pocket Office	• Mobile, hand-held suite of front- office and back-office applications • Allows employees to perform front-office and back-office functions from their in-store location	• Microsoft Windows CE platform	• Supermarkets and grocers – All Tiers • Convenience stores

Retalix Back Office	• Functionally rich Back-office applications • Interfaces to several types of POS formats • Integrated with StoreLine	• Client server, Windows operating system	• Supermarkets and grocers - Tier 2 - Tier 4

Retalix Store
• Functionally rich store based Back-office applications
• Powerful price generation and competitive pricing capabilities
• DSD, Inventory
• Interfaces to many types of POS formats and vendors
• Integrated with Retalix HQ
		• Client server, Windows operating system, database independent • Developed on Delphi	• Supermarkets and grocers - Tier 1 - Tier 3

Retalix ScanMaster	• POS solution • Highly configurable • Multi-language and tax • Broad set of customer loyalty • functionality support • Integrated with self-checkout systems	• Client server, Windows operating system	• Supermarkets and grocers - Tier 3 & Tier 4

DemandAnalytX (DAX)	• Interprets store-level POS data forecasts demand • Determines and places optimal replenishment orders • Manages order approval and stock taking in the store using handhelds	• Demand forecasting and replenishment optimization	• Tier 1 - Tier 3 supermarkets • Large and small chain convenience stores • Tier 1 - Tier 3 distributors

Enterprise Solutions

Retalix HQ
• Functionally rich head- office applications
• Powerful price generation and competitive pricing capabilities
• DSD, Inventory
• Integrated with Retalix DAX and Retalix Loyalty
• DSD, Receiving, Shelf Price
		• Client server, Windows operating system, Database independent • Developed on Delphi	• Tier 1 - Tier 3 supermarkets

Retalix HQ for C-Stores
• Enterprise system for central management of head-office and back-office applications
• Broad functionality - product and pricing, ordering, receiving, analysis and reporting
• Single data repository
• Integrated with Retalix StorePoint
• Reduces the technology  footprint and maintenance in the retail store
		• Web-based, open architecture • Based on web services and `thin client' architecture • Developed on the Microsoft .NET platform	• Large chain convenience stores and fuel retailers

Retalix Loyalty and Central Promotions
• Enterprise system for central management of consumer loyalty programs and promotions
• Integrated with Retalix StoreLine and StorePoint
• Powerful customizable promotion Engine
• Supports a wide variety of loyalty programs, from simple loyalty cards to long term programs
		• Web-based, open architecture • Based on web services and `thin client' architecture • Developed on the Microsoft .NET platform.	• Tier 1 - Tier 3 supermarkets • Large chain convenience stores and fuel retailers

Supply Chain Management (SCM) Solutions

TRICEPS Warehouse Management	• Automated warehouse location and task management system • Optimizes distribution of warehouse resources • Provides real time warehouse data to warehouse managers	• Advanced Radio Frequency (RF) and Voice technology	• Tier 1 & Tier 2 supermarkets

BICEPS Purchasing Management	• Automated procurement system • "Just in time" and forward buying procurement • Invoice and purchase order reconciliation • Vendor profiling • Item inventory management		• Tier 1 & Tier 2 supermarkets

PROMPT Invoice Matching	• Automated invoice reconciliation system • Tracks invoices and interfaces with general ledger systems • Provides real time inventory levels • Reduces time necessary to resolve cost discrepancies	• EDI and EFT technology	• Tier 1 & Tier 2 supermarkets

Yard Management (a.k.a. MDS)
• Automated yard and dock resource management system
• Real time management of yard / dock arrivals and departures
• Automatically directs arrivals to optimal storage location
• Manages trailer usage and reduces bottlenecks
		• Advanced RF, EDI and Advanced Ship Notice (ASN) technology	• Tier 1 & Tier 2 supermarkets • Tier 1 & Tier 2 grocery and food service distributors

ABS Billing and Order Management
• Automated billing and pricing system
• Enables billing that reflects pre- determined margin objectives
• Provides custom pricing according to item
• Allows multiple order types and calculation methods
• Tier 1 & Tier 2 supermarkets

Retalix InSync Master Data Management (MDM)	• Master data management • Data synchronization • Global data synchronization network & general staging	• J2EE, Websphere, operating system and database independent	• Tier 1 - Tier 3 supermarkets • Tier 1 - Tier 3 distributors

Retalix InSync Purchasing	• Distribution center purchasing • Load building • Cost management • Deals management • Supplier portal	• J2EE, Websphere, operating system and database independent	• Tier 1 - Tier 3 supermarkets • Tier 1 - Tier 3 distributors

Retalix InSync Order Management & Billing
• Automated billing and pricing system
• Enables billing that reflects pre- determined margin objectives
• Provides custom pricing according to item
• Allows multiple order types and calculation methods
		• J2EE, Websphere, operating system and database independent	• Tier 1 & Tier 2 supermarkets

Retalix Dock Scheduling Management	• Schedule Carrier Appointments On-line, Optimize Resources, Predict Labor Demands and Streamline the Flow of Goods Through the Distribution Center	• Developed on the Microsoft .NET platform	• Tier 1 & Tier 2 supermarkets • Tier 1 & Tier 2 distributors

Retalix Traffic Management	• Inbound Planning, Procurement, Execution, Settlement and Supplier Management Route Optimization – Inbound & Outbound	• Developed on the Microsoft .NET platform	• Tier 1 & Tier 2 supermarkets • Tier 1 & Tier 2 distributors

Distributor Solutions

Retalix Power Enterprise	• ERP solution for food and foodservice distributors • Master data - item, supplier, store, etc. • Ordering, receiving, forecasting, deals and more • Tradeshow management	• iSeries based	• Tier 1 - Tier 3 distributors • Tier 2 & Tier 3 supermarkets

Retalix Power Warehouse	• Automated warehouse location and task management system • Advanced RF & Voice technology	• iSeries based	• Tier 1 - Tier 3 distributors

Retalix Power BUY	• Advanced procurement solution for food and foodservice distributors • Forecasting • Ordering, receiving • Load balancing	• iSeries based	• Tier 1 - Tier 3 distributors • Tier 2 & Tier 3 supermarkets

Retalix Power NET	• Web Customer Portal, manage store orders • Web Supplier Portal	• Java based	• Tier 1 & Tier 3 Distributors • Tier 2 - Tier 3 supermarkets

Retalix Power Sell	• Laptop based consultative Sales Force Automation tools for foodservice	• Delphi based	• Tier 1 & Tier 3 Foodservice Distributors

SaaS and Supplier Solutions

Connected Services	• Provides retailers access to SaaS applications in return for a subscription fee • Allows these retailers access to applications that would otherwise be too expensive or difficult to manage in-house	• ASP.NET technology for enterprise and back-office applications	• Tier 3 & Tier 4 independent grocers

Supplier Solutions	• Aggregated retail food industry data • Collaborative supply chain functionality • Enables supplier to better understand market trends and consumer demands		• Suppliers to all Tiers of supermarkets and grocers

Transportation Solutions	• Traffic Portal: Schedule appointments on-line and web-tender loads	• Developed on the Microsoft .NET platform	• Tier 1 - Tier 3 distributors • Tier 1 - Tier 3 supermarkets

In-Store Solutions

        Our in-store solutions consist of a wide range of applications supporting:

•	robust point of sale functionality, providing a highly resilient touch-screen enabled cash register checkout system;

•	multiple types of customer service points, such as self-scanning, self-weigh and self-checkout, and multiple retail formats, such as fuel and in-store QSRs;

•	front-office store management functions, such as cashier and cash office management and POS maintenance;

•	back-office store management functions, such as ordering, receiving, inventory management, labor scheduling, promotions and reporting and analysis; and

•	mobile applications that enable in-store personnel to carry out back-office tasks using mobile computing devices at any location throughout the store.

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

Retalix ScanMaster

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

Retalix StoreNet

        Retalix StoreNet is a flexible deployment store solution (from thin client version of the POS to thick POS product) developed on the Microsoft .NET platform. Retalix StoreNet allows retailers to access POS applications on their in-store POS systems located on back-office or centralized servers. This reduces the total cost of ownership of retailers’ in-store IT infrastructure by enabling retailers to use their existing POS hardware to access next-generation retail applications. StoreNet was first deployed in 2003 at all Partner Communications stores in Israel (the Israeli franchisee of Orange plc, the international cellular communications operator). In 2007 Retalix StoreNet was deployed in supermarkets owned and operated by Supersol, Israel’s largest grocery retailer. The rollout to Supersol stores is complete.

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

         HQC is an integrated set of modules addressing a convenience store retailer’s operations, including:

•	Product and Price Management – allows retailers to centrally manage their product pricing according to specific criteria;

•	Store Sales Audit and Alerts – allows retailers to mine store sales and operation data for exceptions based on business rules and facilitates management by analysis of exceptions;

•	Document Management - assists with invoices, POS, returns and other features;

•	POS Hosting – assists retailers with POS parameters, keyboards, modifiers, price changes, and other features;

•	Sales Analysis –facilitates multiple views of sales, product and store data and provides for customized views of such data according to different users’ needs;

•	Electronic Journal – acts as a central data repository that tracks and records all checkout transactions throughout the enterprise and provides for easy retrieval of transactions; and

•
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

Retalix Loyalty and Central Promotions

         Retalix Loyalty and Central Promotions is a set of consumer-oriented electronic marketing tools that enables retailers, at the enterprise level and the store level, to implement a wide variety of broad-based, promotions and loyalty card-based marketing programs. Retalix Loyalty allows retailers, through the use of targeted promotions and advanced marketing techniques, to increase customer retention and spending by influencing customer shopping patterns. The solution also allows retailers to continually measure the effectiveness of promotion campaigns and to draw upon their results when setting up future campaigns. The main advantages of Retalix Loyalty include providing retailers the ability to:

•	create and sustain customer interest;

•	focus on household spending over time;

•	optimize value through customer segmentation;

•	simplify campaign management;

•	manage supplier funding;

•	develop built-in cost controls; and

•	develop personalized marketing programs.

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

        Retalix InSync is based on state-of-the-art technology and architecture, including such technical features as:

•	service oriented architecture (SOA);

•	web services;

•	Java/J2EE development standard;

•	database independence (DB2, MS-SQL, Oracle);

•	interoperability (Unix, Linux, Windows, iSeries, Mainframes); and

•	application server independence (IBM WebSphere, Jboss).

        The Retalix InSync solution portfolio currently includes the following:

•
Retalix InSync MDM (Master Data Management) – a module that facilitates maintenance of business entities and catalog data, integration with external data sources, data staging and workflow based data integration processes;

•
Retalix InSync Purchasing – a purchasing solution for the retail and distribution markets. Includes demand forecasting, purchase order triggering, generation and review, load building, price brackets and perpetual inventory;

•
Order Management & Billing –allows retail and distribution organizations to improve the operations of distribution centers by attempting to optimize the handling process of store and customer orders. The product supports product substitutions, short product allocation, and short date product forced distribution, while integrating demand signals and inventory positions; and

•
Retalix InSync Analyzer– a set of analytic applications that use the advanced Qlik-View business intelligence tool. Each Retalix InSync Analyzer application provides a sophisticated set of integrated online and graphical reports.

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

The following table provides a breakdown by geographical area of our revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2007		2008		2009

Israel	$18,738	8.5%	$22,243	10%	$21,284	11.1%
United States	$123,266	55.7%	$126,114	56.9%	$112,739	58.6%
Europe	$46,838	21.2%	$59,077	26.7%	$39,296	20.4%
Rest of the World	$32,569	14.6%	$14,193	6.4%	$19,074	9.9%
Total	$221,411	100%	$221,627	100%	$192,393	100%

        See "Operating Results—Comparison of 2007, 2008 and 2009" under Item 5.A of this annual report for a breakdown of our revenues by category of activity.

The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2008 and 2009 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

A.S. Watson (Europe, Asia)
Big Y (US)
Carrefour (Europe)
Co-Op (Israel)
Costco (US)
Dairy Farm (Hong Kong)
Delhaize (Europe)
Hannaford Bros. (US)
Hy-Vee (US)
Intermarche (Europe)
Mashbir Lazarchan (Israel)
Morrisons (UK)
Overwaitea (Canada)
Reliance Retail (India)
Rinpak Technology (China)
Sainsbury's (UK)
SaveMart (US)
Shoprite Checkers (South Africa)
Shuphersal (Israel)
Super de Boer (Netherlands)
SuperValu (US)
Tesco (Global)
Wincor (Scandinavia)
Woolworth's (Australia, South Africa)
Zen Nihon (Japan)

BP (UK)
Casey's (US)
Delek (Israel)
Husky Oil (Canada)
IKEA
Irving Oil (Canada)
Love's (US)
Paz (Israel)
PetroChina
Pilot Corporation (US)
Reliance Fuel
Rotakirija (Finland)
Sasol Oil (South Africa)
The Pantry (US)

Food Services of America (US) Metcash (Australia) National Meats (Jamaica) Odom Corp. (US) Thomas & Howard (US)

The StoreNext Initiatives

StoreNext USA

        StoreNext Retail Technology LLC, which we refer to as StoreNext USA, is a wholly owned subsidiary which provides POS hardware and software and Connected Services to the independent and small chain grocery market sectors (Tier 3 and Tier 4 retailers). This initiative manages the regional dealer channels for the Tier 3 and Tier 4 grocery market sectors. Retalix receives revenues from the sale of its software solutions to StoreNext USA. StoreNext USA has recently begun to offer Connected Services to these Tier 3 and Tier 4 food retailers. As of December 31, 2009, we estimate that StoreNext USA has more than 2,500 stores that have signed up to Connected Services.

StoreNext Israel

        StoreAlliance.com Ltd., which we refer to as StoreNext Israel, provides Connected Services to food retailers and suppliers in Israel. The aim of this initiative is to provide its members’ supply chain efficiencies by providing up-to-date aggregated data. To date, StoreNext Israel subscribers include over 1,500 stores and over 1,500 suppliers.

        StoreNext Israel is a business initiative controlled by us. In addition there are three other Israeli shareholders in this initiative: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, one of Israel’s largest banks; and the Central Bottling Company Ltd. (Coca Cola Israel). In addition, approximately 270,000 ordinary shares of StoreNext Israel, or approximately 7.7% of StoreNext Israel’s issued and outstanding share capital, were reserved for issuance upon the exercise of options granted to our StoreNext Israel’s employees.  In November 2008, 65,000 options were exercised and as of December 31, 2009, all the unexercised options are forfeited.  An additional 90,000 ordinary shares of StoreNext Israel, or approximately 2.3% of StoreNext Israel’s issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola Israel. An additional 305,973 ordinary shares of StoreNext Israel, or approximately 7.9% of StoreNext Israel’s issued and outstanding share capital, were reserved for issuance upon the exercise of an option granted to Isracard, which was forfeited in October 2009. As of December 31, 2009, we owned directly and through one of our wholly owned subsidiaries, approximately 51.5% of the issued share capital of StoreNext Israel.

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

        In addition, we participate, from time to time, in marketing programs with several companies, including IBM and Microsoft. Our marketing efforts are focused on increasing our brand recognition, as well as increasing awareness of the competitive advantages of our software solutions. We participate in major trade show events and conferences and advertise in trade publications.

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

We also work closely and have a partner relationship with Microsoft.  We may also explore additional such relationships with other major players in the future.

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

        The market for retail software systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

•	breadth of product offerings;

•	interoperability of solutions and solution components;

•	suitability for multi-national, multi-concept retailers;

•	quality track record;

•	established reputation with key customers;

•	products that balance feature/performance requirements with cost effectiveness;

•	scope and responsiveness of professional services and technical support;

•	retail and business know-how and expertise;

•	compatibility with emerging industry standards;

•	ease of upgrading and ease of use; and

•	timeliness of new product introductions.

Suppliers

We sell hardware manufactured by third parties to some of our customers, such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. We buy these hardware components from various suppliers including DataLogic, Fujitsu, IBM, LXE, Motorola and Vocollect.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Proportion of voting power held (%)	Proportion of ownership interest held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	100	100
C-StoreMatrix.com Inc. (2)	United States	25	25
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (3)	Israel	100	100
StoreAlliance.com Ltd. (4)	Israel	51.5	51.5
StoreNext Ltd. (5)	Israel	51.5	51.5
TradaNet Electronic Commerce Services Ltd. (5)	Israel	51.5	51.5
IREX - Israel Retail Exchange Ltd. (2)(5)	Israel	51.5	51.5
Cell-Time Ltd. (6)	Israel	17.1	33
DemandX Ltd. (5)	Israel	51.5	51.5
Retail College StoreNext Ltd. (7)	Israel	45.1	90
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Retalix Israel (2009) Ltd. (formerly Net Point Ltd.) (8)	Israel	100	100
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Orlan Orion Systems Ltd. (2)	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A	Italy	100	100
Retalix France SARL	France	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100
_____________________
(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.
(2)	Ceased operations.
(3)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd. and 100% of the issued share capital of Retalix Israel (2009).
(4)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.
(5)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.
(6)	33% owned by our subsidiary, StoreAlliance.com Ltd.
(7)	90% owned by our subsidiary, StoreAlliance.com Ltd. Ceased operations in December, 2006.
(8)	Held through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

D. Property, Plants and Equipment

        Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 10,400 square meters of office space, of which approximately 8,000 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 2,400 square meters are leased from other third parties for shorter terms. In 2007, we purchased the 3rd floor (in unfinished condition) of the building in which our corporate headquarters are located in Ra’anana, Israel.

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

A. Operating Results

Overview

        We are a leading provider of integrated software solutions to food and fuel retailers and to grocery, convenience store and foodservice distributors. Spanning the retail and distribution supply chain from the point of sale to the warehouse, our suite of software solutions integrates the retail information flow across a retailer’s or distributor’s entire operations, encompassing stores, headquarters and warehouses. Our comprehensive integrated solution suite enables retailers and distributors to manage their operations more efficiently, reduce costs and collaborate more closely with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale.

        Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, introducing new products, expanding the features and functionality of our existing products and acquiring complementary businesses, including certain intellectual property assets from BGI International in 2007, and Base Products in February 2006, TCI Solutions and IDS in April 2005.

        We generate revenues from the sale of licenses for our software solutions, complementary computer and other hardware equipment, maintenance and related services, principally software modifications requested by customers. We have derived the substantial majority of our historical revenues from the sale of licenses and related services for our software solutions to large supermarkets and convenience store chains and major fuel retailers, and we anticipate that revenues from such customers will continue to represent the substantial majority of our revenues over the near term. Measured by contribution of our software solutions by product line, we have historically derived the substantial majority of our product sales from the sale of our in-store solutions product line, specifically our StoreLine and StorePoint solutions.

        We also generate revenues from sales of licenses for our software solutions, maintenance and related services to smaller grocers in the United States and to a lesser extent in Israel. To some extent, we also sell hardware manufactured by third parties to such customers, such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. In addition, leveraging on our ability to support multiple enterprises from a single data center, we offer smaller grocers in the United States and Israel a variety of hosted applications, such as pricebook, promotions, loyalty and information services, which we refer to as Connected Services (recently also referred as SaaS), as well as Connected Payments programs, which are payment processing services through a joint venture with our payment processing software partner, MTXEPS Inc. We receive subscription fees for these Connected Services and Connected Payments programs. We anticipate that revenues relating to these Connected Services will account for a growing portion of our overall revenues in future periods.

        During 2009, we continued our strategy of focusing on large and mid-size supermarkets, large convenience store chains and major fuel retailers. In addition, we continued to derive benefits from the companies and businesses we acquired in recent years and in particular the IDS acquisition which strengthened and widened our offering in the supply chain and warehouse management areas.

Recent turmoil in global financial and credit markets has caused liquidity problems for many financial institutions and adversely affected investor and consumer confidence generally. This has resulted in a curtailment of capital investment by many of our existing and potential customers, which has adversely affected our revenues and results of operations. Conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  Although we did not experience any significant customer default and customer payment was strong in 2009, we cannot assure that we will not experience difficulty in collection in the future. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

As a result of the uncertain economic climate around the world, in 2009 we continued to implement additional cost-cutting measures.  These measures included a decrease in our workforce by 129 employees, primarily in the areas of research and development and marketing.

        Highlights of the past three years include:

•
In November 2009, we closed a private placement transaction with the Alpha Group.  We issued to the Alpha Group 3,612,804 ordinary shares, constituting 17.7% of our outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares, for gross consideration of approximately $32.9 million.

•	In March 2008, we acquired an additional 5% of StoreNext USA and increased our holdings in this entity to 100%. We paid approximately $0.6 million for this additional interest.

•
In May 2007, we acquired certain intellectual property assets and related liabilities of BGI International, which provides a suite of software products for food and consumer goods distributors. We paid $1.37 million upon closing and a deferred payment of $150,000 on the second anniversary of the closing. We committed to pay an additional amount of up to $1.4 million as earn-out payments based on increased license sales in the three-year period following the closing, of which we paid $89,000 for the year ended December 31, 2007, $23,000 for the year ended December 31, 2008 and $22,000 for the year ended December 31, 2009. We do not expect to pay any additional amounts pursuant to the earn-out provision. We believe that this acquisition enabled us to extend the advantages that we achieve for retailers and distributors with the OMI International and IDS acquisitions, by providing additional critical functionality, such as transportation management and distribution center dock scheduling.

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

Allocation of expenses

  We make estimates and judgments to classify certain expenses to various expense line items in our statement of income.  Whether we classify a particular expense as a cost of revenues or as an operating expense affects the amount of our gross profit but does not affect our operating income.  Using our time reporting data, which reflects the type and quantity of work performed by our employees in our various business activities, we classify our expenses applying certain guidelines and principles as follows:  First, we classify all billable customer work as cost of revenues.  Second, we classify all research and development work related to our product enhancement activities as research and development expenses.  Finally, we classify expenses as sales and marketing or as general and administrative specifically based on their nature. Certain overhead costs are attributed to the various expense line items based on the portion of each cost group's employees in the time reporting data.

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

        Revenues from sales of product and software license agreements are recognized when all of the criteria in ASC 985-605, “Software Revenue Recognition” (formerly Statement of position (“SOP”) 97-2), are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

        Revenues from software licenses and/or sale of products that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-type and production-type contracts” (formerly SOP 81-1), according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2009, no such estimated losses were identified.

        Where software license arrangements involve multiple elements, the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence, or VSOE of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria of ASC 985-605, as amended, are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. Our VSOE of fair value for maintenance is based on a consistent statistical renewal percentage derived from the majority of maintenance renewals. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

        Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed in accordance with the provisions of ASC 605-20 “Services” (formerly Staff Accounting Bulletin (“SAB”) 101 and SAB 104).

        Hardware sales are recognized on a gross price basis, in accordance with ASC 605-45, 605-45 “Principal Agent Considerations” (formerly EITF 99-19, “Reporting Gross Revenue as a Principal versus Net as an Agent”).

        In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers in accordance with the provisions of ASC 605-15, “Products” (formerly SFAS No. 48, “Revenue Recognition When Right of Return Exists”). In specific cases where resellers have the right of return or we are required to repurchase the products or in cases when we guarantee the resale value of the products, revenues are recognized as the products are delivered by the resellers.

        Revenues from on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of ASC 605-20.

        Deferred revenues include advances and payments received from customers, for which revenue has not yet been recognized.

        Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Goodwill and Intangible Assets

ASC 350, “Intangibles - Goodwill and Other” (formerly SFAS No. 142 “Goodwill and Other Intangible Assets”), requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

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

Fair values are determined by using a discounted cash flow methodology for each business unit. The discounted cash flow methodology is based on projections of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. We also consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flow analysis takes into consideration cash expenditures for further product development.  We perform our annual impairment tests in the fourth quarter.  In the fourth quarter of 2009, as a result of our analysis, we determined that the fair value of each unit supported its carrying amount.  We also conduct a sensitivity analysis to assess whether an impairment would occur if certain parameters, such as the unit’s projected growth rate and its weighted average cost of capital, were adversely changed to a reasonable degree.  In the fourth quarter of 2009, we determined that the fair value of each unit supported its carrying amount even under such revised assumptions.

In December 2008, we conducted a goodwill impairment test on the goodwill acquired in our various reporting units, taking into account the decrease in our market capitalization in the latter part of 2008 and the global economic downturn that negatively affected the computer software market. Following a determination that the carrying value of the goodwill exceeded its fair value, we concluded in our goodwill impairment test that the goodwill acquired in the US reporting unit had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $58.2 million. As a result of the goodwill impairment, a temporary difference was created for the goodwill portion on which tax amortization is applied, resulting in an approximately $4 million increase in deferred tax assets.

        Should future results or economic events cause additional changes in projected cash flows, share price decline or changes to other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill would need to be written down further to an amount considered recoverable.

Stock based compensation

        ASC 718 “Compensation – Stock Compensation” (formerly SFAS No. 123 (Revised 2004), “Share-Based Payment”),  requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.   We selected the Black-Scholes option pricing model as the appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the accelerated vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

        In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statement of income for fiscal 2007, 2008 and 2009 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        Accounting for stock based compensation requires significant subjective judgment. Such judgment is implemented in this context in choosing the appropriate pricing model upon which the fair value of stock based compensation is measured as well as a variety of factors involved in the fair value computation, such as volatility, rate of forfeiture, etc.

        Should economic events or our business or operational characteristics change, or should there be a change in the habits of our employees with respect to stock option exercises and forfeitures, future determinations as to fair value may significantly change the value attributed to stock based compensation and significantly impact our results of operations.

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

        The functional currency of Retalix Italia, StoreAlliance.com Ltd., StoreNext Ltd., TradaNet Electronic Commerce Services Ltd., DemandX Ltd., Retail College StoreNext Ltd., or, collectively, the StoreAlliance group, and Cell-Time Ltd., or Cell-Time, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with ASC 830 “Foreign Currency Translation” or ASC 830. Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”. The financial statements of the StoreAlliance group are included in our consolidated financial statements translated into dollars in accordance with ASC 830. Accordingly, assets and liabilities are translated at year end exchange rates, while income statement items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”. The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with ASC 830; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

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

During 2008 and 2009, none of our customers accounted for 5% or more of our revenues. During 2007, one customer accounted for 5% or more of our revenues.

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

•
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

•
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

•
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

•
On-line information services, messaging and application services – including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues were not significant in 2009 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

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

•
Cost of Product Sales consists of costs mostly related to cost of hardware, third party licenses and amortization of intangible assets. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues.  However, hardware sales constitute a significant portion of StoreNext USA's revenues, in respect of which cost of product sales reflect the significant hardware costs. The amortization of intangible assets acquired from OMI International, IDS and TCI Solutions was another factor that contributed to the increase in cost of product sales during recent years.

•
Cost of Services consists of costs directly attributable to service sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services is substantially higher, as a percentage of related revenues, than the cost of licenses, our overall gross margins may vary from period to period as a function of the mix of services versus license revenues in such periods. The integration of acquired activities which have higher percentages of revenues from services than product license sales, as well as lower gross margins for their service related revenues, caused our cost of services to increase over the years. Cost of services decreased by 15% in 2009 compared to 2008 due to lower service revenues caused by market conditions.

Operating Expenses

        Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2007, 2008 and 2009, expenses under ASC 718 resulted in annual compensation expenses of $3.9 million, $4.8 million and $2.2 million, respectively, before taxes.

•
Research and Development Expenses, Net consist primarily of salaries, related benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants, if any, received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.  See “--Liquidity and Capital Resources--Grants from the Office of the Chief Scientist” below.

•
Selling and Marketing Expenses consist primarily of salaries, related benefits, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel.

•
General and Administrative Expenses consist primarily of salaries, related benefits, professional fees, bad debt allowances and other administrative expenses. These expenses have decreased in recent years due to our efforts to increase operating efficiency, offset by expenses incurred in 2009 in connection with the process that led to the private placement transaction that closed in November 2009, which appear in our statement of income in a line-item called indirect private placement costs.

•
Other (Income) Expenses, Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets. In addition, $0.2 million gains of sale of a product line are included in 2009 and 2008 Other Income, Net for 2009 and 2008. In addition, during 2007, we wrote off $0.7 million in accounting, tax and legal due diligence fees in connection with the termination of a proposed acquisition. We determined that such acquisition will not take place. Such charges were written off and recorded as “Other expenses” in our statement of operations for 2007.

•
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

•
Financial Income (Expenses), Net consists primarily of interest earned on bank deposits and securities, interest paid on loans, credit from banks, expenses resulting from sale of receivables (in 2007), net losses or gains on forward contacts and net losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

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

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2007	2008	2009

Revenues:
Product sales	36.4%	32.9%	30.2%
Services	63.6	67.1	69.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	17.7%	20.4%	20.5%
Cost of services	29.5	39.7	38.8
Total cost of revenues	47.2%	60.1%	59.3%
Gross profit	52.8%	39.9%	40.7%
Operating expenses:
Research and development expenses, net	26.5%	17.3%	15.1%
Selling and marketing expenses	14.3	10.7	9.7
General and administrative expenses	12.4	11.6	10.9
Other (income) expenses, net	0.3	(0.2)	-
Indirect private placement costs	-	-	0.9
Impairment of goodwill	-	26.3	-
Total operating expenses	53.5%	66.0%	36.6%
Income (loss) from operations	(0.7)	(26.2)	4.1
Financial income (expense), net	0.5	(0.9)	0.9
Income (loss) before taxes on income	(0.2)%	(27.1)%	5%
Tax benefit (expenses)	0.2	4.0	(1.8)
Minority interests in gains of subsidiaries	(0.2)	(0.3)	(0.2)
Net income (loss)	(0.2)%	(23.3)%	3%

Comparison of 2007, 2008 and 2009

Revenues

	Year ended December 31,						% Change	% Change
	2007	2008	2009	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(U.S. $ in millions)			% of total revenues

Product sales	$80.5	$72.9	$58.1	36%	33%	30%	(9)%	(20)%
Services	140.9	148.7	134.2	64%	67%	70%	6%	(10)%
Total revenues	$221.4	$221.6	$192.3				0%	(13)%

        During 2009, our revenue level was lower than 2008 and reflected significant decreases in both services and product sales, primarily due to adverse economic conditions throughout the year. Our services business is usually less affected by such conditions because it stems from the on-going needs of existing customers, while product sales are usually affected more because of a tendency of customers to postpone the purchase of new products during such periods.  If the economic crisis continues, our service revenues could further decline, as well. The product revenues in 2009 consisted of 42% license sales and 58% hardware sales, compared to 37% and 63%, respectively, in 2008. During 2009, our revenues from license sales declined 9% to $24.5 million, compared to $26.9 million in 2008. In 2009, hardware sales declined 26% to $34.0 million, compared to $46.0 million in 2008.

        The decrease in services in 2009 was mainly due to fewer contracts with new customers and fewer services to existing customers.  We have several large customers, with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. As a result, service revenues from these large customers cover both maintenance and project-oriented services, and we do not differentiate between the two. Our total revenues from services in 2009 consisted of 42% from maintenance and 58% from professional services, including all services provided through customer-dedicated personnel arrangements.

        We conduct business globally and generate revenues from customers located in three geographical areas:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2009, our U.S. revenues constituted 59% of total revenues, our international revenues constituted 30% of total revenues, and our Israeli revenues constituted 11% of total revenues, compared to 57%, 33% and 10% in 2008, respectively.

        During 2009, our U.S. region revenues decreased by 10% to $113 million, as compared to $126 million in 2008. The decrease is mainly due to a reduction in service revenues, including maintenance, as a result of the market turmoil as well as a decrease in hardware revenues, offset in part by an increase in license revenues.

        During 2009, our international revenues decreased by 21% to $58 million, as compared to $73 million in 2008, primarily due to lower license revenues in that region. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers, as well as a result of currency fluctuations.

        During 2009, our Israeli revenues decreased by 5% to $21 million, as compared to $22.2 million in 2008. The decrease was primarily due to reduction in service revenues.

        During 2008, our revenue level was similar to that of 2007 but reflected an increase in services and a reduction in product sales, particularly in the second half of the year due to adverse economic conditions. Our services business was less affected by such conditions because they stem from long-term relationships with existing customers.  If the economic crisis continues, our service revenues could decline, as well. The product revenues in 2008 consisted of 37% license sales and 63% hardware sales, compared to 54% and 46%, respectively, in 2007. During 2008, our revenues from license sales declined 38% to $26.9 million, compared to $43.3 million in 2007. In 2008, hardware sales grew 24% to $46.0 million, compared to $37.2 million in 2007.

       The increase in services in 2008 was mainly due to contracts with new customers.  Our total revenues from services in 2008 consisted of 38% from maintenance and 62% from professional services, including all services provided through customer-dedicated personnel arrangements.

During 2008, our U.S. revenues constituted 57% of total revenues, our international revenues constituted 33% of total revenues, and our Israeli revenues constituted 10% of total revenues, compared to 56%, 36% and 8% in 2007, respectively.

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

Cost of Revenues

	Year ended December 31,						% Change	% Change
							2008 vs. 2007	2009 vs. 2008
	2007	2008	2009	2007	2008	2009
	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$39.1	$45.2	$39.6	49%	62%	68%	15.6%	(12.4)%
Cost of services	65.3	88.1	74.5	46%	59%	56%	34.9%	(15.0)%
Total cost of revenues	$104.4	$133.3	$114.1				27.7%	(14.4)%

        During 2009, the cost of product sales decreased by 12.4% to $39.6 million, compared to $45.2 million in 2008, primarily due to the absolute value decrease in the cost of sale of hardware, which was derived from the 26% decrease in hardware sales.

        During 2009, the cost of services decreased by 15% to $74.5 million compared to $88.1 million in 2008, primarily due to a decrease in the average number of professional services employees and subcontractors due to a reduction in services revenues that required less resources, as well as a decrease in travel costs due to our global cost reduction plan.

        During 2008, the cost of product sales increased by 15.6% to $45.2 million, compared to $39.1 million in 2007, primarily due to the increase in the cost of sale of hardware, which was derived from the 24% increase in hardware sales.

        During 2008, the cost of services increased by 34.9% to $88.1 million, compared to $65.3 million in 2007, primarily due to an increase in workforce, compensation and subcontractors costs and the increase in services revenues that required additional resources. The increase in workforce resulted mainly from a reassignment of employees from research and development to professional services as new products matured in the development cycle and fewer employees needed to be dedicated to their generic development. In addition, 13% of the increase in cost of services in 2008 was attributable to the strengthening of the NIS currency versus the USD, since most of our professional services resources are located in Israel.

In 2009, the cost of product sales as a percentage of product sales was 68%, compared to 62% in 2008, due to the higher portion of hardware in our revenue mix.  In 2009, the cost of services as a percentage of service sales decreased to 56%, compared to 59% in 2008, due to our cost-cutting measures in 2009.  In 2008, the cost of product sales as a percentage of product sales was 62%, compared to 49% in 2007 primarily due to the increase in the weight of hardware sales in product sales and the decrease in sales of licenses which is the cause of the decrease in product sales in 2008 in comparison to 2007. In 2008, the cost of services as a percentage of service sales increased to 59% from 46%. The increase is attributable mainly to increase in salary expenses due to an increase in workforce and strengthening of the NIS currency versus the USD. We currently do not differentiate between the cost of maintenance services and the cost of project-oriented services because we have large customers with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services.

Operating Expenses

	Year ended December 31,						% Change	% Change
	2007	2008	2009	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(U.S. $ in millions)			% of revenues

Research and development, net	$58.7	$38.4	$29.0	27%	17%	15%	(35)%	(24)%
Selling and marketing	31.6	23.6	18.8	14%	11%	10%	(25)%	(20)%
General and administrative	27.5	26.7	21.0	12%	12%	11%	(3)%	(21)%

Total operating expenses	$117.8	$88.7	$68.8	53%	40%	36%	(25)%	(22)%

Our total operating expenses decreased as a percentage in revenues from 2008 to 2009 mainly due to reduction of our average number of employees and overall cost savings initiatives. Our total operating expenses decreased as a percentage in revenues from 2007 to 2008 due to reduction of our average number of employees. For a discussion of the line items on our statement of income called impairment of goodwill, indirect private placement costs, and other (income) expenses, net, see above under “—Application of Critical Accounting Policies and Use of Estimates—Goodwill and Intangible Assets”, “—Additional Discussion of Accounting Characteristics—Operating Expenses—General and Administrative Expenses”, and “—Additional Discussion of Accounting Characteristics—Operating Expenses—Other (Income) Expenses, Net”, respectively.

        Research and Development Expenses, Net consist primarily of salaries and other related expenses for personnel. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. Our considerable research and development expenses reflect our investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our acquired supply chain and warehouse management systems into our suite of products. During 2009, due to the global markets crisis, we reduced our research and development expenses and the average number of research and development employees, focusing on the high priority products and customers' needs.  During 2008, as new products matured in the development cycle, we reassigned resources that were dedicated to research and development to professional services. In addition, in 2008 and 2009, we reduced the number of our research and development personnel. These reductions were partially offset by the strengthening of the NIS versus the U.S. Dollar in 2008 and 2009. As a result, our research and development expenses for 2009 were lower compared to 2008, which were lower compared to 2007. We believe that our research and development expenses are now at an appropriate level, although they may fluctuate in the future in accordance with economic conditions and our business needs. We intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves. Approximately 0.36%, or $0.7 million, of the decrease in research and development expenses in 2009 compared to 2008 is attributable to the expense effect of stock-based compensation. Approximately 2%, or $0.4 million, of the decrease in research and development expenses in 2008 compared to 2007 is attributable to the expense effect of stock-based compensation.

      Selling and Marketing Expenses. During 2008 and 2009, we reduced many sales and marketing positions. During 2007, we invested significant marketing efforts in increasing awareness of our new offerings in the supply chain management area, in maintaining and strengthening relationships with new customers added to our customer base as part of our recent acquisitions and in establishing a presence in new markets in Europe and Asia, but we did not significantly widen our marketing staff or efforts. Approximately $0.1 million of expenses in 2009, $0.4 million of expenses in 2008 and $0.5 million of expenses in 2007 were attributable to the expense effect stock-based compensation. We anticipate that selling and marketing expenses will begin to increase again in absolute dollars as we expand our operations.

       General and Administrative Expenses.  In 2009, our general and administrative expenses decreased in comparison to 2008 mainly due to a decrease in the average number and cost of general and administrative employees, a decrease in bad debt expenses due to improved collections, an overall decrease of days of sales outstanding, or DSO, and a decrease in professional fees.  In 2008, our general and administrative expenses decreased in comparison to 2007, when such expenses were consistent as a percentage of sales, mainly due to a workforce reduction.  Approximately $0.5 million of expenses in 2009, approximately $1.4 million of expenses in 2008 and approximately $1.3 million of expenses in 2007 were attributable to expenses for stock-based compensation.

Financial Income (Expenses), Net

       Financial income (expenses), net, totaled approximately $1.8 million of income in 2009, compared to approximately $2.0 million of expenses in 2008 and compared to approximately $1.0 million of income in 2007. During 2009, we recorded higher non-dollar currency gains and higher interest income compared to 2008.  During 2008, we recorded higher non-dollar currency losses, higher forward contract net losses and a loss on our auction rate security, offset by higher interest income compared to 2007, in spite of lower interest rates, due to an increase in our cash reserves.

Corporate Tax Rate

        The general corporate tax rate in Israel is 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Our effective consolidated tax rate, however, was 36.5% in 2009, primarily due to significant profitability in the company’s subsidiaries which are taxed at a higher tax rate ranging from 30% to 40%.  In 2008, our effective consolidated tax rate was 14.9%, primarily due to a significant non-deductible portion of the goodwill impairment charge, offset by a tax benefit arising from an amendment to Israel’s Law for Encouragement of Capital Investments, 1959, or the Investments Law, which increased our Approved Enterprise tax-exempt income in 2005 and 2006. In 2007 our effective consolidated tax rate was 103%, primarily due to the differences between the basis of the measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under the Investments Law, with respect to our investment programs that were granted the status of Approved Enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investment programs. We expect to continue to derive a portion of our income from our Approved Enterprise investment programs as well as Benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise programs are scheduled to expire by 2015. The period of tax benefits for each capital investment plan expires upon the earlier of 12 years from completion of the investment under the approved plan, or 14 years from the start of the tax year in which approval was received. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

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

        The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2009, been distributed as dividends is approximately $10.1 million.

        As of December 31, 2009, approximately $40.6 million of our accumulated earnings in Israel were tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $10.1 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax-exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration. On April 1, 2005, an amendment to the Investments Law came into effect (including amendment no. 60 thereof, which was adopted in 2008 with retroactive effect), which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the benefited Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. The amendment does not apply to investment programs approved on or prior to March 31, 2005.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

       Net Income Attributable to Controlling Interests. These amounts primarily consisted in 2007, 2008 and 2009 of the minority interests in the gains of StoreNext Israel.

B. Liquidity and Capital Resources

     We had cash and cash equivalents of approximately $22.5 million, $33.5 million and $103.7 million, as of December 31, 2007, 2008 and 2009, respectively. Our total cash and cash equivalents, short-term bank deposits and short-term and long-term investment in marketable securities, net of short-term bank credit increased to approximately $104.4 million as of December 31, 2009, compared to $37.6 million as of December 31, 2008 and $27.6 million as of December 31, 2007. The significant increase in 2009 resulted from a private placement of ordinary shares and warrants for gross consideration in the amount of $32.9 million, which resulted in net proceeds in the amount of $31.5 million, as well as from an increase in collections (and decrease in receivables) and other factors discussed below. In 2007, we decided to discontinue the factoring of receivables and focus on the collection of receivables; the discontinuance of factoring also saved us financing expenses. Our financing expenses relating to factoring of receivables was $1.9 million in 2007 and $0 for 2008 and 2009.  We concluded in 2007 that we could decrease and eventually eliminate these expenses while still maintaining enough liquidity. In 2008 and 2009, our cash balance increased as a result of increased efforts to collect receivables and the elimination of factoring expenses, as well as due to workforce and cost reductions.  While we intend to continue to focus on collections, we do not expect more than a moderate increase in our cash balance as a result. Our balance of cash and cash equivalents, deposits, and marketable securities increased slightly in the first quarter of 2010.

        As of December 31, 2009, we held an auction rate security totaling $1 million at par value which is currently associated with failed auctions. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While we continue to earn interest on this investment at the contractual rates, the estimated market value of this auction rate security no longer approximates par value. We estimated the fair value of this auction rate security based, among other things, on the following: (i) the underlying structure of the security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for the security. The fair market value of the failed auction rate security at December 31, 2009 was $0.3 million, a decline of $0.7 million from par value. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of our investment. If the current market conditions deteriorate further, or the anticipated recovery in market values does not occur, we may be required to record additional unrealized losses in other comprehensive income or impairment charges in 2010, in addition to the impairment charges that we recorded in 2008 as described above.

        Net cash provided by operating activities in 2009 was $39.2 million primarily due to reduction in receivables as a result of our extensive collection efforts, compared to net cash provided by operating activities of $13.2 million and net cash used in operating activities of $23.7 million in 2008 and 2007, respectively.

        Net cash used in investing activities in 2009, 2008 and 2007 of approximately $0.9 million, $5.8 million and $6.4 million, respectively, was primarily attributable to cash spent on property, plant and equipment and cash invested in or received from the disposition of marketable securities. In addition, we increased our holdings in subsidiaries by investments in aggregate amounts of $0, $0.7 million and $0 in 2009, 2008 and 2007, respectively.

        Our capital expenditures (consisting of the purchase of fixed assets) were $3.0 million, $5.1 million and $4.7 million in 2009, 2008 and 2007, respectively, mostly attributable to investment in the 3rd floor of our headquarters building in 2008 and purchasing computer and peripheral equipment including software systems and licenses in all three years.

        Net cash provided by financing activities in 2009 amounted to approximately $31.4 million, primarily due to a private placement of ordinary shares and warrants for net proceeds in the amount of $31.5 million. Net cash provided by financing activities in 2008 amounted to approximately $3.8 million, primarily due to issuance of share capital to employees resulting from exercise of options. Net cash used in financing activities in 2007 amounted to approximately $2.7 million, primarily attributable to a decrease in short term bank credit, offset by cash provided by issuance of share capital to employee resulting from exercise of options.

Bank Debt

        As of December 31, 2009, we had outstanding bank loans in the principal amount of $0.5 million. These loans are primarily in EUROs and accrue interest at the rate of 2.0% per year and mature through July 2011.  These loans are unsecured.

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

        We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions with respect to a portion of our exposure, as well as attempts to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar, the NIS, the Euro and the British pound, and may include securing our future cash flows from foreign exchange fluctuations. In 2008, we began to increase our use of currency hedging, which together with the effects of currency conversions has resulted in financing income of approximately $1.7 million in 2009.  In the first quarter of 2010, we incurred financing expenses in the amount of $0.4 million.

        We have historically had only limited involvement with derivative financial instruments but have begun to increase our currency hedging. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions did not qualify for hedge accounting under ASC 815, “Derivatives and Hedging” (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”). For information relating to our hedging and other market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

        As of December 31, 2009, we held an auction rate security, or ARS, totaling $1 million at par value which is currently associated with failed auctions. As explained in note 1d to our audited consolidated financial statements included elsewhere in this annual report, we have determined fair value of this security based on a valuation model. The revaluation of this security resulted in a net realized loss of $0.7 million, which has been recorded in our statement of income in the year 2008, as it is considered “other-than temporary”.

        Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.  Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products and any capital requirements consequent to our ongoing strategic assessment.  Although our cash balance has been increasing in recent quarters and we raised funds in a private placement in the fourth quarter of 2009, to the extent that our existing financial reserves and cash generated from operations are insufficient to fund future investments in, or acquisitions of, complementary businesses, products or technologies, if any, we may need to raise additional funds through public or private equity or debt financing. Such funds may not be available on reasonable terms, if at all, especially if the current uncertainty in the global markets continues.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Revaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

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

Principal Capital Expenditures

   See “Item 4.A History and Development of the Company Principal Capital Expenditures.”

C. Research and Development, Patents and Licenses, Etc.

Research and Development

        We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. As of December 31, 2009, our research and development staff consisted of 312 employees, of whom 136 were located in Israel, two in Italy and the remaining 174 were located primarily in the United States. See also Item 5.A. Research and Development Expenses, Net.

Proprietary Rights

        We have no patents or patent applications pending. Our success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures but may include the General Public License. This license and others like it pose a potential risk to products that are integrated with these technologies. See further discussion under Item 3.D - “Risk Factors.”

Grants from the Office of the Chief Scientist

        From time to time we receive grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. In the years 2007, 2008 and 2009, we received grants from the OCS of $453,000, $263,000 and $0, respectively. We currently do not expect to receive material grants from the OCS in the near future.  This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

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

D. Trend Information

        As retail sales have softened with the continuing slowdown in the global economy, better use of information technology can help retailers and distributors improve their operational performance and increase customer retention. Despite the current retail environment, retailers generally appear to remain committed to making technology investments, which can deliver a return on investment, or ROI, over the short term and help them manage through this unpredictable environment. At the same time, some existing and potential customers have decided to postpone or decrease capital investments during the current slowdown. Trends we identify within the retail industry that could influence demand are increasing focus on areas such as customer loyalty, purchasing and inventory optimization, synchronization of data and use of shared databases, operation of multi-format and multi-channel retail operations and the increasing tendency of large retailers to grow and operate internationally.

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

E. Off Balance Sheet Arrangements

       None.

F. Tabular Disclosure of Contractual Obligations

       The following table presents further information relating to our liquidity as of December 31, 2009:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$0.5	$0.3	$0.1	$0.1	-
Operating Lease Obligations (with regard to offices and facilities and vehicles)
	13.8	3.3	7.1	2.9	0.5
Severance pay **	3.6	0.0	0.2	0.3	3.1
Total	$17.9	$3.6	$7.4	$3.3	$3.6

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this annual report, and in particular, Notes 5 and 8 thereto.

**	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        Set forth below is information concerning our executive officers and directors as of May 31, 2010.

Name	Year of Birth	Year Joined	Retalix Position

Eli Gelman	1958	2009	Chairman of the Board
Gillon Beck	1962	2008	Director
Ishay Davidi	1962	2008	Director
Boaz Dotan	1962	2009	Director
David Kostman	1964	2009	Director
Nehemia Lemelbaum	1942	2009	Director
Dr. Zvi Lieber	1943	2008	External Director
Robert A. Minicucci	1952	2009	Director
Avinoam Naor	1948	2009	Director
Gur Shomron	1952	2009	External Director
Itschak Shrem	1947	2008	Director
Shuky Sheffer	1960	2009	Chief Executive Officer
Hugo Goldman	1954	2007	Executive Vice President and Chief Financial Officer
Gil Priver	1963	2009	Head of Corporate Development & Alliances
Yoni Stutzen	1951	1994	Executive Vice President, International Business Unit
Reuben Halevi	1957	2004	President, Supply Chain Management
Roy Simrell	1965	2009	President, U.S. Retail Division
Isaac Shefer	1957	2008	Executive Vice President, Product Development
Ronen Levkovich	1969	2000	Executive Vice President, Head of International Division

         Eli Gelman has served as a director since November 2009 and as our Chairman of the Board since January 2010.  Since 2002, Mr. Gelman has been a director of Amdocs Limited, a company listed on the New York Stock Exchange. He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Since retiring from his management position at Amdocs in January 2009, Mr. Gelman has devoted his time to other activities, including charitable projects focusing on youth education.  Mr. Gelman holds a B.Sc. in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

          Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd., a director in Ytong Industries Ltd, Nirlat Paints Ltd, MDT Micro Diamond Technologies Ltd, Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., Givon H.R. Ltd, and Merhave-Ceramic and Building Materials Center Ltd (traded on the TASE). Previously he was director at TAT Technologies LTD (traded on Nasdaq) and Chairman of Medtechnica Ltd (traded on the TASE). Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

         Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd. (traded on the TASE), Ophir Optronics Ltd. (traded on the TASE), Merhav-Ceramic and Building Materials Center Ltd. (traded on the TASE), and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

         Boaz Dotan has served as a director since November 2009. Mr. Dotan was a member of the team that founded Amdocs Limited in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a B.Sc. in Mathematics and Statistics from Tel Aviv University.

         David Kostman has served as a director since November 2009. Mr. Kostman serves as a director of NICE-Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds an L.L.B. from Tel Aviv University and an M.B.A. from INSEAD.

         Nehemia Lemelbaum has served as a director since November 2009. Mr. Lemelbaum has been a director of Amdocs since December 2001 and a manager of investments of EHYN Holdings Ltd., a co-owned company.  From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem.

         Dr. Zvi Lieber has served as an external director since October 2008.  He has been a business and financial consultant to companies for over 30 years.  He is also a senior lecturer in the M.B.A. program at the Peres Academic Center in Rehovot, where he teaches accounting and financing. Dr. Lieber also serves as a member of the board of directors of Ampa Capital Ltd., Baran Ltd. and Europort Ltd.  From 2002 to 2006, he served as a member of the board of directors of the Tel Aviv Stock Exchange Ltd. From 1976 to 2002, he was a senior lecturer of business administration in the Faculty of Management of Tel Aviv University.  Dr. Lieber has also served as a director of several other companies and as a member of several public advisory committees appointed by the Government of Israel. Dr. Lieber holds a Ph.D. in Business Administration from the University of Chicago and an M.B.A. from the Hebrew University in Jerusalem.

         Robert A. Minicucci has served as a director since November 2009. Mr. Minicucci also serves as the Chairman of the Board of Alliance Data Systems and as a director of Amdocs. Since 1993, he serves as a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. From 1991 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of the First Data Corporation. From 1990 to 1991, he served as Treasurer and Senior Vice President of The American Express Company. From 1979 to 1990, Mr. Minicucci worked at Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a B.A. from Amherst College and an M.B.A. from Harvard Business School.

         Avinoam Naor has served as a director since November 2009. Mr. Naor was a member of the team that founded Amdocs in 1982. At Amdocs, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held that position until July 2002. In 1998, he led the initial public offering of Amdocs on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director in a number of private companies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth in distress. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has served as a member of the board of governors of the Jewish Agency for Israel and as co-chairman of the sub-committee for young communities.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

         Gur Shomron has served as an external director since July 2009.  Since 2004, he has served as the chairman of the board of directors at Fidelis Diagnostics Inc.  Mr. Shomron also serves as the chairman of the board of directors of BluePhoenix Solutions Ltd. and as director of several privately held companies. From 1996 to 2007, Mr. Shomron served as a director of Mainsoft Corporation, and held several positions including chief executive officer (1996) and chairman of the board (1996-2001). From 2001 to 2003, he served as a venture partner at StageOne Venture Capital Fund. From 1993 to 1995, he served as the president of Foraz R&D Fund. From 1989 to 1995, he served as vice president for business development of Formula Systems Ltd. and from 1976 to 1989, he served as a director and research and development manager of Quality Computers 77 Ltd., which he co-founded.

         Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the TASE. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

 Shuky Sheffer joined Retalix in November 2009 and has served as our Chief Executive Officer since January 2010.  From 1986 to 2009, Mr. Sheffer worked at Amdocs, most recently as the President of the Emerging Markets Division and member of the executive management.  Mr. Sheffer holds a B.A. in Mathematics and Computer Sciences from Tel Aviv University.

 Hugo Goldman has served as our Executive Vice President and Chief Financial Officer since November 2007. From 2006 to 2007, Mr. Goldman served as Chief Financial Officer of AxisMobile. From 2001 to 2005, he served as Chief Financial Officer of VocalTec Communications. From 1983 to 1999, Mr. Goldman spent 16 years at Motorola Semiconductor Products Sector (now Freescale), where he served in a number of roles, including Chief Financial Officer of the Israeli operations. Mr. Goldman is a Certified Public Accountant and began his career at Kesselman & Kesselman (now a member of PricewaterhouseCoopers). Mr. Goldman holds a B.A. in Accounting and Economics from the Tel Aviv University and an M.B.A. from the University of Bradford, UK.

         Gil Priver has served as our Head of Corporate Development & Alliances since November 2009.  From 2002 to 2009, he served in various executive roles at Amdocs, most recently as its Head of Corporate Development and Strategy.  From 1997 to 2002, Mr. Priver served as vice president for business development at Zeevi Holdings where he was responsible for technology and communications related investments. Mr. Priver holds an LL.B in law from Tel-Aviv University and an MBA from INSEAD.

         Roy Simrell has served as President of our U.S. Retail Division since January 2009. From 2000 to 2009, Mr. Simrell worked at Catalina Marketing in various executive roles, most recently as Corporate Senior Vice President of Information Technology and Research and Development. From 1998 to 2000 he served as Director of ISS45 Point of Sale Systems Application Development for Fujitsu – ICL Retail Systems.  Previously he worked at RS Technologies Inc. as Founder / CEO, serving the grocery, hospitality, and convenience store industries.  Mr. Simrell is a graduate of DeVry Institute of Technology and attended William Rainey Harper College from 1986 to 1990.

         Yoni Stutzen has served as our Executive Vice President, International Business Unit, since January 2008, and served as our Vice President, International Sales since December 1998. He served as our Vice President, Marketing from August 1994 through December 1998. Mr. Stutzen served as a Marketing Manager for Manof Communications from January 1985 to July 1994 and as international SWIFT systems manager for Bank Hapoalim from January 1980 until December 1984. Mr. Stutzen holds a B.Sc. in Industrial and Management Engineering from the Technion-Israel Institute of Technology.

 Reuben Halevi has served as President of our Supply Chain Management since January 2009.  He served as our Chief Operating Officer for U.S. operations from August 2006 to December 2008. He also served as our Executive Vice President, Product Development from June 2005 until December 2007. Previously, Mr. Halevi has served as a Vice President for Development from January 2005. From January to December 2004, Mr. Halevi served as a senior manager in our development group. During 2000 to 2003, Mr. Halevi served as a senior IT consultant for Supersol, the largest grocery chain in Israel. Mr. Halevi holds a B.Sc. in Industrial and Management Engineering from the Technion-Israel Institute of Technology.

         Isaac Shefer has served as Executive Vice President, Product Development since January 2008. From 1999 to 2006, Mr. Shefer served as the Chief Information Officer of Supersol, Israel’s largest grocery chain. Prior thereto, Mr. Shefer held software development management and project management positions in various organizations in the fields of telecom, manufacturing, distribution, logistics and military.  Mr. Shefer holds an M.Sc. in Computer Science from the Johns Hopkins University and is a graduate of Economics and Computer Science from Bar-Ilan University.

Ronen Levkovich has served as our Executive Vice President, Head of International Division since 2000.  Prior to joining us, he held project management, sales and marketing, business development and operations management positions in various organizations. He holds a B.A. in Business Administration from the College of Management in Israel and an MBA from the University of Manchester.

There are no family relationships among our directors and executive officers.

B. Compensation

        The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2009, was approximately $3.4 million. This amount includes pension, retirement and similar benefits accrued in the aggregate amount of $152,000. This does not include stock based compensation effects under ASC 718, amounts expended by us for business travel, professional and business associated dues and business expense reimbursements. This amount includes payments to the management company controlled by Mr. Barry Shaked upon his retirement at the end of 2009 pursuant to the separation agreement described below.

        Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

        In our 2009 annual meeting of shareholders, a resolution was approved allowing the payment of fees to our independent directors who serve from time to time (other than our statutory external directors and members of the Alpha Group) of up to $50,000 per year, subject to approval of our audit committee and board of directors. Our audit committee and board of directors have approved a fee of $25,000 for each such independent director.  Our external directors receive annual compensation pursuant to applicable regulations under the Israeli Companies Law of approximately $16,000 each and, in addition, $600 per board meeting or board committee meeting in which they participate, and $360 per such meeting in which they participate by telephone.  Our four directors who are members of the Alpha Group are not entitled to director fees but are entitled to management fees pursuant to a management services agreement that we entered into in connection with the private placement with the Alpha Group. See Item 10.C below under "Management Services Agreement."

        Barry Shaked is one of our founders and served as our President and Chief Executive Officer from our inception in April 1982 until his retirement in December 2009.  In October 2002, our shareholders approved the replacement of the employment agreement with Mr. Shaked with a management services agreement, or the Management Agreement, with B.G.A.G.S. Shaked Ltd., a private management company controlled by Mr. Shaked. This arrangement did not change in any material respect the previous terms of his employment.

        Pursuant to the Management Agreement, as compensation for its services to us, Mr. Shaked's management company received a monthly management fee of $26,586, linked to the representative exchange rate of the NIS published by the Bank of Israel on the date of each payment. In addition, the management company was entitled to receive an annual bonus based on our attainment of certain performance milestones. For the first $1 million of our net income earned, it was entitled to receive a bonus of $65,000. For each subsequent $1 million s of our net income, it was entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, down to $35,000 for $7 million of net income and for each $1 million earned thereafter.  If this formula would have resulted in no bonus or a bonus of less than $50,000, our compensation committee was authorized to approve a bonus in the amount of up to $50,000.  In 2009, our compensation committee approved a bonus of $50,000 in respect of 2008.

         In addition, Mr. Shaked's management company was entitled to full compensation and benefits during the first three-month period following termination of services in exchange for post-termination cooperation during such period, and to full compensation and benefits also during the second three-month period following termination in exchange for consulting during such period, and an additional payment equal to five months of management fees in the event of termination, other than by us for cause.

        Mr. Shaked was also entitled to receive, at the beginning of each calendar year, options to purchase a number of our ordinary shares equal to 1.0% of our then outstanding ordinary shares. The last grant was made in January 2009. These options are vested at the grant date, but are blocked, in thirds for one year, two years and three years, and become exercisable immediately upon a change of control of the Company or an agreement regarding a change of control. According to this arrangement, in January of 2006, January 2007, January 2008 and January 2009, Mr. Shaked was granted options to purchase a total of up to 194,090, 196,135, 200,014 and 203,898 of our ordinary shares, respectively, at exercise prices of $24.46, $16.29, $15.58 and $6.00 per share, respectively. The options have a term of four years from the date of grant.

        Concurrently with the execution of the private placement agreements with the Alpha Group on September 3, 2009, we entered into a separation agreement with Mr. Shaked's management company for the termination of services as our President and Chief Executive Officer.  The termination date was December 31, 2009.  Pursuant to the separation agreement, on the termination date, we paid the management company $332,930, representing five months of management fees and a termination bonus, and released the moneys accumulated in the various employee funds maintained by us on Mr. Shaked’s behalf, which relate to the period, until 2002, during which Mr. Shaked was our employee.  Pursuant to the separation agreement, we also paid Mr. Shaked's management company the monthly fee of $26,586 (plus linkage to the U.S. dollar/NIS exchange rate) during the six-month post-termination period and the annual bonus for the year 2009 in the amount of $275,000.

        Pursuant to the separation agreement, upon the closing of the private placement, the stock options described above became fully vested and exercisable until their respective expiration dates. For four years following termination, Mr. Shaked is required to grant our chairman of the board a voting proxy with respect to his ordinary shares, to the extent that they constitute more than 2.0% of the outstanding ordinary shares.

        The confidentiality and assignment of intellectual property undertakings contained in the Management Agreement survive the termination of the Management Agreement.  Mr. Shaked agreed to extend the non-competition and non-solicitation period under the Management Agreement from one year to four years in exchange for a payment of $400,000.

        Our employment agreements with most of our employees located in Israel, including executive officers, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; disability insurance – up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund – 7.5% of gross salary. The total amount we expensed in 2009 under these arrangements for all executive officers as a group was approximately $152,000.  During 2009, our directors and executive officers were granted options to purchase an aggregate of 898,898 shares under our stock option plans. The weighted average exercise price of these options is $11.04 per share and their expiration dates range from four to ten years.  The options vest over three years from the date of grant, in three equal annual installments.

C. Board Practices

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law relating to such matters as external directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the Nasdaq Listing Rules applicable to companies listed on the Global Select Market, or the Nasdaq Rules, as well as certain provisions of U.S. securities laws. Under the Nasdaq Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G – Corporate Governance.”

        According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it deems fit, including the grant of security interests in all or any part of our property. Our articles of association provide for a board of directors of not less than three and not more than eleven directors. Each director is elected at the annual general meeting of shareholders and holds office until the election of his successor at the next annual general meeting, except for external directors, who, subject to the provisions of the Companies Law, hold office for one or two three-year terms. In addition, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may be filled by a vote of a simple majority of the directors then in office. A director elected thereby may serve on the board of directors until the next annual general meeting. Our officers serve at the discretion of the board of directors.

Our major shareholders, Alpha Group and Ronex, are parties to a shareholders agreement, dated September 3, 2009, or the Shareholders Agreement, which contains arrangements with respect to voting for director nominees of the various parties; this agreement is summarized in a footnote to the ownership table in “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders” below. At the request of the Alpha Group, we placed on the agenda of our annual general meeting of shareholder held on October 19, 2009, the election to our board of directors, effective as of the closing of the private placement transaction with the Alpha Group, of the following six nominees:  Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor, all of whom were elected.  Our directors Gillon Beck, Ishay Davidi and Ischak Shrem were designated by Ronex.

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

        Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise, although several of our directors have such expertise.

        The Companies Law and Nasdaq Rules require us to appoint an audit committee of the board of directors and permit the creation of other committees. The audit committee, the compensation committee and the investment committee are our regular board committees.  Our audit committee serves also as our nominations committee.  Our board of directors also creates other committees from time to time on an ad hoc basis.

        The board of directors has determined that all of the members of our board of directors, other than Mr. Eli Gelman, are “independent directors,” as defined under the Nasdaq Rules.

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

        The initial term of an external director is three years and such director may be reappointed for one additional three-year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us. Each committee of a company’s board of directors that is authorized to carry out a power of the board of directors is required to include at least one external director. One of our external directors, Dr. Zvi Lieber, was elected to a three-year term in October 2008.  Our other external director, Gur Shomron, was elected to a three-year term in July 2009.

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

        Under the Nasdaq Rules, our audit committee, operating under a written charter, assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent registered public accounting firm. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Under Israeli law, our shareholders have the authority to appoint and remove our independent auditors. Our audit committee also serves as our nominations committee under the Nasdaq Rules.

        The members of our audit committee are Gur Shomron (Chairman), Dr. Zvi Lieber, Robert A. Minicucci and Itschak Shrem, all of whom qualify for such membership pursuant to the applicable rules of the SEC and Nasdaq.

Investment Committee

        Our investment committee is authorized to recommend and implement policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are Nehemia Lemelbaum (Chairman) and Gillon Beck.

Compensation Committee

        Our compensation committee, operating under a written charter, is authorized, subject to other approvals that may be required under the Companies Law, to: (1) grant stock options and awards under equity incentive plans and administer said plans, subject to the guidelines set by the board of directors from time to time; (2) approve the compensation of our chief executive officer and other executive officers; and (3) approve broad-based bonuses to employees. The members of our compensation committee are Boaz Dotan (Chairman) and Dr. Zvi Lieber.

Internal Auditor

        Under the Companies Law, our board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether the company’s actions comply with the law, integrity and orderly business procedure. The internal auditor has the right to request that the chairman of the audit committee convene an audit committee meeting, and the latter shall convene such a meeting if he believes that there are grounds to do so. The internal auditor may participate in all audit committee meetings. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of either, nor may the internal auditor be the company’s independent accountant or its representative. The internal auditor may not be dismissed without the approval of the board of directors after it has received the position of the audit committee and after the internal auditor has been given a reasonable opportunity to be heard by the board of directors and the audit committee. Our internal auditor is Joseph Ginosar of Fahn Kanne Management and Control Ltd. (an affiliate of Grant Thornton).

D. Employees

        Set forth are tables presenting breakdowns of the total number of our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2007	2008	2009

Research and Development	432	268	312
Operations	813	822	668
Sales and Marketing	159	132	110
Finance and Administration	164	128	131
Total	1,569	1,350	1,221

	As of December 31,
Geographical Location	2007	2008	2009

United States	607	547	516
Israel	816	675	593
Europe	104	97	83
Rest of The World	42	31	29
Total	1,569	1,350	1,221

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

E. Share Ownership

        The following directors are members of the Alpha Group and directly hold the following numbers of ordinary shares and warrants as of May 31, 2010:

Name	Number of Ordinary Shares	Number of Warrants	Total	Percentage of Beneficial Ownership

Boaz Dotan	1,050,183	250,000	1,300,183	5.3%
Eli Gelman	603,167	250,000	853,167	3.5%
Nehemia Lemelbaum	1,050,183	250,000	1,300,183	5.3%
Avinoam Naor	1,050,183	250,000	1,300,183	5.3%

        The warrants are fully exercisable and have exercise prices ranging from $9.75 to $12.10 per share and expiration dates ranging from May 2013 to May 2014. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  This gives each member of the Alpha Group (including Mr. Mario Segal, who is not a director)shared beneficial ownership with respect to all the ordinary shares of the Alpha Group, namely, 4,803,900 ordinary shares, representing approximately 19.9% of our outstanding shares, and 1,250,000 ordinary shares underlying warrants, representing, together with the ordinary shares, approximately 23.9% of our outstanding shares.  In addition, Mr. Gelman, by virtue of being our chairman of the board of directors, has voting rights under the terms of a severance agreement with Mr. Barry Shaked’s management company with respect to the ordinary shares, if any, held by Mr. Barry Shaked, our former president and chief executive officer, to the extent they constitute more than 2% of our outstanding share capital.

        Our directors Messrs. Ishay Davidi and Gillon Beck, by virtue of their positions as officers and directors of various FIMI private equity funds, may be deemed to beneficially own the 4,471,591 ordinary shares held by Ronex as of May 31, 2010, representing approximately 18.6% of our outstanding shares. Mr. Beck has disclaimed beneficial ownership of the shares held by Ronex.

        In addition, by virtue of the Shareholders Agreement, the foregoing six directors may be deemed to beneficially own all the 10,525,491 ordinary shares held, as of May 31, 2010, by all the parties to such Shareholders Agreement, representing approximately 42.5% of our outstanding shares (assuming the exercise of the warrants referenced above). Each such director has disclaimed beneficial ownership of shares held by any other shareholder.

In addition, as of May 31, 2010, our executive officers and directors held an aggregate of 5,300 ordinary shares, as well as an aggregate of 15,002 RSUs and 1,095,000 options under our equity incentive plans (which are described below).  The RSUs and options have a weighted-average exercise price of $13.32 per share and the options expire between 2010 and 2019. Among such RSUs and options, 241,667 were vested on such date or were scheduled to vest within the following 60 days, constituting beneficial ownership of approximately 1% of our outstanding ordinary shares. Except as set forth above, no individual director or executive officer beneficially owns 1% or more of our outstanding ordinary shares.

Our Equity Incentive Plans

Second 1998 Share Option Plan

        Our Second 1998 Share Option Plan, or the Second 1998 Plan provides for the granting of incentive share options to employees, subject to shareholder approval pursuant to applicable tax laws, and for the granting of non-statutory options to employees, directors and consultants. Unless terminated sooner or extended, the Second 1998 Plan will terminate automatically in May 2012.

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

        Options granted under our Second 1998 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the Second 1998 Plan must generally be exercised within three months of the end of the optionee’s status as our employee or consultant or within twelve months after such optionee’s termination by death or disability, but in no event later than the expiration of the option’s term. The exercise price of all incentive and nonstatutory share options granted under the Second 1998 Plan must be at least equal to the fair market value of our ordinary shares on the date of grant, except in the event of options granted in connection with certain merger and acquisition transactions. The term of options granted under the Second 1998 Plan may not exceed ten years. Some holders of share options granted under the Second 1998 Plan are entitled to participate in rights offerings that may be made by us to our shareholders.

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

        As of May 31, 2010, options and RSUs to purchase 940,280 ordinary shares were outstanding under the Second 1998 Plan. The options and RSUs generally vest over a period of three years and have exercise prices ranging from $0.25 (nominal RSU exercise price) to $18.55.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan.

2004 Israeli Share Option Plan

        Our 2004 Israeli Share Option Plan, or the 2004 Plan, provides for the granting of options to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance. The options granted under the 2004 Plan are all subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance which generally provides for a reduced tax rate of 25% on certain gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains taxation route,” we are generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the options.

        The 2004 Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law. The compensation committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the option and the form of consideration payable upon such exercise, subject to applicable law. In the event of a merger or sale of substantially all of our assets or stock, our board of directors or compensation committee has discretion as to whether to cause outstanding options to be assumed by the successor company, substituted for successor company options or automatically vested in full. Subject to applicable law and regulations, our board of directors has the authority to amend, suspend or terminate the 2004 Plan, provided that no such action may affect any ordinary share previously issued and sold or any option previously granted under the plan.

        Options granted under our 2004 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2004 Plan may generally be exercised by the grantee in circumstances of termination by the grantee until the termination date and in certain circumstances in which the termination was initiated by the employer, within a period of fifteen days following termination, or within six months after such optionee’s termination by death or disability, but in no event later than the expiration of the option’s term and all to the extent that such options are vested at such dates. The term of other options granted under the 2004 Plan may not exceed ten years.

        On November 19, 2007 our Board of Directors amended the 2004 Plan to enable the granting of RSUs. The terms and conditions of the 2004 Plan that are applicable to options also generally apply to RSUs, where applicable. The RSUs generally vest over a period of three years. All such RSUs are subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance which may under certain conditions provide for a reduced tax rate of 25% on gains realized upon sale of underlying shares but only with respect to gains reflecting the increase in our ordinary share price from the date of grant onward (other gains will be subject to full marginal tax rates of the grantee, for which we may recognize a deduction for Israeli tax purposes).

       As of May 31, 2010, options and RSUs to purchase 1,159,095 ordinary shares were outstanding under the 2004 Plan. The options and RSUs generally vest over a period of three years and have exercise prices ranging from $0.25 (nominal RSU exercise price) to $18.54.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the 2004 Plan.

Retalix Ltd. 2009 Share Incentive Plan

       Our 2009 Share Incentive Plan, or the 2009 Plan, is substantially similar to the 2004 Plan.  It was adopted by the Board of Directors on September 16, 2009 with the intent of making all future grants of equity awards under such plan.  The 2009 Plan contains an addendum that sets forth certain terms of options that may be granted to U.S. employees and service providers.  Currently, the compensation committee may only grant to U.S. grantees nonqualified stock options under the 2009 Plan as the grant of incentive stock options requires the approval of our shareholders pursuant to applicable tax laws.   The 2009 Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law.  The 2009 Plan has a term of ten years.

        As of May 31, 2010, options to purchase 335,000 ordinary shares were outstanding under the 2009 Plan. The options generally vest over a period of three years and have exercise prices ranging from $11.85 to $13.63.  As of such date, 4,703,802 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

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

        As of June 15, 2010, options to purchase 27,033 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at an exercise price of $5.55 per share. The rest of the above options were forfeited.

        In December 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan. Pursuant to this plan, options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of the subsidiary or any affiliate. The options are generally subject to vesting after seven years of service, subject to acceleration upon the occurrence of certain events, such as (1) the conversion of StoreNext USA from a limited liability company to a C-corporation, (2) the consummation of an initial public offering of StoreNext USA’s securities or (3) a change of control in StoreNext USA (as defined in the option plan).   The options expire ten years from grant.  On December 14, 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. In addition, on July 31, 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. Through June 15, 2010, 408,000 of these options were forfeited.

      For information about the stock option plan of StoreNext Israel, see "Item 4.B – Business Overview – The StoreNext Initiatives - StoreNext Israel."

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth, as of May 31, 2010 (unless otherwise indicated below), certain information known to us with respect to beneficial ownership of our ordinary shares by each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares. As of May 31, 2010, 24,099,829 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	6,053,900	23.9%
Ronex Holdings, Limited Partnership (5)	4,471,591	18.6%
Clal Insurance Enterprises Holdings Ltd. and affiliates (6)	2,147,215	8.9%
Migdal Insurance & Financial Holdings Ltd. (7)	2,044,811	8.5%
Prisma Investment House Ltd. (8)	1,469,119	6.1%
Menora Mivtachim Holdings Ltd. (9)	1,384,314	5.8%

___________________

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on May 31, 2010, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Includes 1,250,000 ordinary shares issuable upon the exercise of warrants.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  See Item 6.E above for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 525,092 ordinary shares and 125,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 ordinary shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below), representing a total of 42.5% of our outstanding shares (after giving effect to the exercise of the warrants).  Each member of the Alpha Group has disclaimed beneficial ownership of the ordinary shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statements of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the Shareholders Agreement, the parties agreed, among other things, to vote all ordinary shares held by them for the election to our board of directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of ordinary shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The tag along rights may not be exercised until November 19, 2012 if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of our then issued and outstanding share capital and (ii) the Alpha Group and Ronex will jointly hold less than 25% of our then issued and outstanding share capital, in which case the number of ordinary shares sold will be proportionately reduced. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 ordinary shares (subject to adjustments).

(5)
The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009.  Based on the information provided in such statements, the members of the group are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi.  In addition to the 4,471,591 ordinary shares currently held by Ronex, Ronex may be deemed to currently have beneficial ownership of the 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares currently held by the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement), representing a total of 42.5% of our outstanding shares (after giving effect to the exercise of the warrants). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.

(6)
Consists of (i) 1,861,691 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 3,555 ordinary shares are held by third-party client accounts managed by Clal Finance Ltd.'s wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal and Clal Finance Ltd. and has no voting power in the securities held in such client accounts, and (iii) 281,969 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 281,969 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which in turn is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G filed with the SEC by Clal and affiliates thereof, on February 16, 2010.

(7)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following allocation: 827,648 ordinary shares are held by profit participating life assurance accounts; 1,100,135 ordinary shares are held by provident funds and companies that manage provident funds; and 117,028 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based solely on a Schedule 13G filed with the SEC by Migdal on February 16, 2010.

(8)
The information with respect to the holdings of Prisma Investment House Ltd. is based solely on a Schedule 13G/A filed with the SEC by such entity, on February 9, 2009, and relates to its holdings of our shares as of February 3, 2009.

(9)
The shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties.  Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menacem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd.  Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. The foregoing information is based solely on a Schedule 13D filed with the SEC on January 4, 2010.

        As of June 8, 2009, Ronex beneficially owned 3,253,367 ordinary shares, representing approximately 15.9% of our outstanding shares, and Mr. Barry Shaked beneficially owned 1,424,997 of our ordinary shares (including 391,518 shares issuable upon exercise of options exercisable on or within 60 days of that date), representing approximately 6.9% of our outstanding shares.  By virtue of a shareholders agreement among Ronex and Messrs. Barry Shaked and Brian Cooper, each party may have been deemed to beneficially own an aggregate of 5,429,849 ordinary shares held by all the parties, representing approximately 26.1% of our outstanding shares (assuming the exercise of the stock options of Mr. Shaked).  Messrs. Shaked and Cooper sold all of their respective ordinary shares on November 19, 2009 and such shareholders agreement was terminated.  Except as set forth in footnote 4 above, no major shareholders have any different voting rights.

        As of June 20, 2008, Ronex beneficially owned 2,353,085 ordinary shares, representing approximately 11.6% of our outstanding shares, and Mr. Barry Shaked beneficially owned 1,404,806 of our ordinary shares (including 371,327 shares issuable upon exercise of options exercisable on or within 60 days of that date), representing approximately 6.9% of our outstanding shares.  By virtue of a shareholders agreement among Ronex and Messrs. Barry Shaked and Brian Cooper, each party may have been deemed to beneficially own an aggregate of 4,509,376 ordinary shares held by all the parties, representing approximately 21.9% of our outstanding shares (assuming the exercise of the stock options of Mr. Shaked).

       As of May 31, 2007, Mr. Barry Shaked beneficially owned 1,309,740 of our ordinary shares (including 312,168 shares issuable upon exercise of options exercisable on or within 60 days of that date), representing approximately 6.5% of our outstanding shares, and, to our knowledge, Ronex did not own any of our ordinary shares.

       As of May 31, 2010, 7,989,429 of our ordinary shares were held in the United States, by four record holders with mailing addresses in the United States, owning an aggregate of approximately 33.2% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

        Other than the agreements with the Alpha Group (see Item 10.C of this annual report) and the separation agreement with Mr. Barry Shaked (see Item 6.B of this annual report), we are not party to any related party transactions. Certain of our shareholders have entered into the Shareholders Agreement (see Item 7.A of this annual report).

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

        See Item 18.

Legal Proceedings

       From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Shareholder Class Action

On October 13, 2009, a purported class action lawsuit was filed by a shareholder named Sarit Tamar in the United States District Court for the Eastern District of Texas, Sherman Division, against the Company, its directors and a subsidiary of the Company.  The complaint alleged, among other things, that our directors breached their fiduciary duties in connection with the private placement transaction entered into by us on September 3, 2009 and requested, among other things, that the court recognize the lawsuit as a valid class action and enjoin the consummation of the private placement transaction.  On November 20, 2009, the Court ordered the dismissal of the case, without prejudice, at the request of the parties. Pursuant to a stipulation among the parties, the plaintiff agreed not to file another lawsuit relating to the transaction in any U.S. federal or state court and we agreed not to seek the recovery of costs, fees or sanctions from the plaintiff or her attorneys in connection with the case. We did not pay any consideration in connection with the case or its dismissal.

Other Claims and Disputes

        The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $132,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $252,000, have not materialized to court claims and some of them are in mediation process.

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

ITEM 9 – THE OFFER AND LISTING

A. Offer and Listing Details

        Our ordinary shares have been quoted on the Nasdaq Global Select Market (formerly known as the Nasdaq National Market) under the symbol “RTLX” since July 1998. Our ordinary shares have also been quoted on the TASE since November 1994.

        The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares, as reported on the Nasdaq.

	High	Low

2005	$26.99	$20.17
2006	27.07	16.02
2007	23.30	15.67
2008	18.23	3.24
2009	13.35	5.30

2008:
First Quarter	$18.23	$12.76
Second Quarter	17.11	12.64
Third Quarter	13.48	9.13
Fourth Quarter	12.09	3.24

2009:
First Quarter	$9.21	$5.30
Second Quarter	10.45	7.00
Third Quarter	10.20	7.62
Fourth Quarter	13.35	10.62

2010:
First Quarter	$15.25	$12.55

Most recent six months:
December 2009	$13.26	$11.31
January 2010	$14.67	$12.84
February 2010	$13.65	$12.55
March 2010	$15.25	$12.90
April 2010	14.31	$12.45
May 2010	$12.59	$10.68
June 2010 (through June 14, 2010)	$12.15	$10.86

          The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the TASE.

	High		Low

2005	NIS	122.40	NIS	90.95
2006		123.40		65.39
2007		93.75		61.30
2008		60.90		14.55
2009		51.25		22.00

2008:
First Quarter	NIS	60.90	NIS	48.60
Second Quarter		58.21		42.36
Third Quarter		45.00		30.20
Fourth Quarter		41.00		14.55

2009:
First Quarter	NIS	37.50	NIS	22.00
Second Quarter		38.98		28.57
Third Quarter		38.44		29.24
Fourth Quarter		51.25		38.21

2010:
First Quarter	NIS	57.25	NIS	47.39

Most recent six months:
December 2009	NIS	51.25	NIS	43.20
January 2010		54.00		47.51
February 2010		50.90		47.39
March 2010		57.25		49.06
April 2010		52.78		46.68
May 2010		47.66		40.01
June 2010 (through June 14, 2010)	47.50		41.02

B. Plan of Distribution

        Not applicable.

C. Markets

        Our ordinary shares are quoted on Nasdaq under the symbol “RTLX”, and are quoted on the TASE under the symbol “RETALIX”.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

A. Share Capital

        Not applicable.

B. Memorandum and Articles of Association

        Our memorandum of association and articles of association were last amended on October 19, 2009. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us:

        We were first registered with the Israeli Registrar of Companies on March 5, 1982, as a private company. On November 7, 1994, we became a public company, and were assigned Public Company Number 520042029.

Objects and Purposes

        Our objects and purposes include a wide variety of business purposes, and are set forth in detail in Section 2 of our memorandum of association, previously filed with the SEC.  We are also authorized to donate reasonable sums to charity.

        We are authorized to issue 50,000,000 ordinary shares par value NIS 1.00 per share, of which 24,099,829 ordinary shares were outstanding as of May 31, 2010.

Directors

        According to our articles of association, our board of directors is to consist of not less than three and not more than eleven directors, such number to be determined by a resolution of our shareholders.

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

        In addition, under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
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

•
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

C. Material Contracts

        On November 19, 2009, we closed a private placement transaction with the following investors: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company), who are referred to collectively as the Alpha Group.  Pursuant to oral understandings reached internally among the members of the Alpha Group with respect to us and our shares, all decisions that need to be made by them for purposes of agreements among them and external parties shall be determined by a majority of the five individual members of the Alpha Group.

        Concurrently with the closing of the private placement with the Alpha Group, Mr. Barry Shaked sold his 1,033,479 ordinary shares to the Alpha Group and Mr. Brian Cooper sold his 751,485 ordinary shares, to the Alpha Group (566,740 shares) and Ronex (1,218,224 shares), at a price of $12.00 per share.  The Alpha Group and Ronex have also entered into the Shareholders Agreement, pursuant to which they have undertaken to elect a board of directors comprised of 11 members, of which six nominees will be designated by the Alpha Group and five nominees will be designated by Ronex.  The Shareholders Agreement is summarized in a footnote to the ownership table in “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders” above. We are not a party to the agreements referenced in this paragraph.

        The following are brief summaries of the provisions of certain transaction agreements entered into by us in connection with the private placement transaction with the Alpha Group. As required by the Companies Law, the agreements to which we are party were approved by our audit committee, our board of directors and a special majority of our shareholders. The summaries are qualified in their entirety by the agreements themselves, which are filed as exhibits to this annual report.

Share Purchase Agreement

On September 3, 2009, we entered into a share purchase agreement with the Alpha Group for the issuance and sale of ordinary shares to the Alpha Group and the grant to the Alpha Group of warrants to purchase ordinary shares.

The Private Placement

The share purchase agreement required that we issue and sell to the Alpha Group such number of ordinary shares, at the price of $9.10 per share, as will result in the Alpha Group owning an aggregate of 20% of the outstanding ordinary shares after the consummation of the transactions contemplated by the share purchase agreement, and issue warrants to purchase up to an additional 1,250,000 ordinary shares, for no additional consideration.  Accordingly, at the closing, we issued to the Alpha Group 3,612,804 ordinary shares, constituting 17.7% of our outstanding share capital (prior to such issuance), for gross consideration of approximately $32.9 million.

The Alpha Group also received upon closing, the following warrants:

•	warrants to purchase up to an aggregate of 625,000 ordinary shares, at an exercise price of $9.75 per share, expiring May 19, 2013;

•	warrants to purchase up to an aggregate of 312,500 ordinary shares, at an exercise price of $11.10 per share, expiring May 19, 2014; and

•	warrants to purchase up to an aggregate of 312,500 ordinary shares, at an exercise price of $12.10 per share, expiring May 19, 2014.

The warrants may be exercised for cash or by net issue exercise.

The Tender Offer

In order to give our existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company at the same price of the private placement, as well as to try to reduce the amount of dilution of the holdings of our shareholders that will be caused by the private placement, the Alpha Group agreed to effect a tender offer prior to the closing of the private placement for the purchase of up to 1,550,000 ordinary shares (approximately 7.6% of the outstanding ordinary shares), at a price per share of $9.10.  Pursuant to the tender offer, the Alpha Group purchased 1,513 ordinary shares from our shareholders.

Transfer Restrictions

Pursuant to the terms of the Share Purchase Agreement, the ordinary shares acquired by the Alpha Group in the private placement and in the tender offer are subject to restrictions on transfer for a period of two years following the closing, during which the Alpha Group may not transfer such ordinary shares to any third party other than to specified permitted transferees.  During the third year following the closing, the Alpha Group may not transfer these shares if (i) such transfer would result in any other person holding 25% or more of our outstanding ordinary shares following such transfer and (ii) Ronex and the Alpha Group would hold in the aggregate less than 25% of our outstanding ordinary shares. The warrants and the ordinary shares issuable upon exercise of the warrants are subject to restrictions on transfer for a period of one year following the closing.  Such restrictions include offers, sales, short sales, pledges and other forms of disposition.  Pursuant to the oral understandings reached internally among the members of the Alpha Group with respect to us and our shares, each of the members has agreed not to sell his ordinary shares for a period of five years following the closing of the private placement, which may be shortened by a decision of a majority of the individual members, but to a period of no less than two years.

Representations and Warranties

In the share purchase agreement, we and the Alpha Group made customary representations and warranties, which will survive until February 19, 2011.  We will not be liable for breach of the share purchase agreement unless the damages of the Alpha Group exceed $500,000 (in which case the Alpha Group shall be indemnified for any amount in excess of $250,000).  The maximum amount of our liability is equal to our gross proceeds from the private placement.  In no event will any party be liable to other party for indirect or consequential damages.

Registration Rights Agreement

On November 19, 2009, we entered into a registration rights agreement with the Alpha Group with respect to the registration with the SEC of the 4,803,900 ordinary shares they held as of the closing of the private placement and the 1,250,000 ordinary shares issuable upon exercise of their warrants. The registration rights agreement includes the following rights, which may be exercised between November 19, 2010 and November 19, 2015:

•
Demand Registration Rights. Subject to certain limitations, holders of a majority of the outstanding registrable shares may demand that a registration statement be filed to register their shares. Such demand registration rights are limited to two registration statements that are filed and declared effective by the SEC.

•
Piggyback Registration Rights.  If we initiate a registered offering of securities, the holders of registrable shares have the right to include their registrable shares in the registration statement effected pursuant to such offering. The number of piggyback registrations is unlimited.

•
Shelf Registration Rights. Subject to certain exclusions, holders of at least 15% of the registrable shares may demand that we register their shares for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. This right is limited to two shelf registration statements that are filed and declared effective by the SEC during any twelve-month period.

We agreed to bear reasonable expenses incurred in connection with any such registration, other than underwriting commissions. We are subject to customary indemnification undertakings with respect to any registration effected on behalf of the Alpha Group.  The agreement includes an undertaking by the Alpha Group not to sell any shares during the 10-day period before, and the 90-day period after, the effective date of an underwritten public offering.

Management Services Agreement

On November 19, 2009, we entered into a management services agreement, or the Management Agreement, with the Alpha Group.  Under the Management Agreement, the Alpha Group provides management services and advise and provide assistance to our management concerning our affairs and business.  The Alpha Group is required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the members of the Alpha Group.

In consideration of the performance of the management services, we agreed to pay to the Alpha Group an aggregate annual management services fee in the amount of $240,000, plus value added tax pursuant to applicable law, which is allocated among the Alpha Group at their discretion. The management services fee is payable by us quarterly in arrears. We also reimburse the Alpha Group for reasonable out-of-pocket expenses incurred by them in connection with the management services.

The obligations of the Alpha Group under the Management Agreement is several and not joint, to be borne by each of them according to the portion of the management services fee actually received by each such Investor.  The Alpha Group is subject to customary confidentiality, intellectual property and non-competition undertakings under the Management Agreement.

The Management Agreement has an initial term of five years and will be automatically renewed for additional successive one-year terms, unless terminated for any reason by any party during any renewal period, upon thirty days' advance written notice to the other party prior to expiration of the relevant renewal term.

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

E. Taxation

The following is a general summary only and should not be considered as legal or tax advice or relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any federal, foreign, state or local taxes.

U.S. Federal Income Taxation

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal income tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Since 1995, we have not paid cash dividends on our ordinary shares. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. Due to the nature of our operations, we do not believe we are a PFIC. (See discussion below under “Passive Foreign Investment Companies.”) In addition, a U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion below under “Taxation of Dividends Applicable to Non-Resident Shareholders.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

As noted above, under certain “look-through” rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign company meets the Income Test and the Asset Test.

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

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to provide the required information so that U.S. Holders can make QEF elections.

A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

We believe that we were not a PFIC for 2009 and do not anticipate being a PFIC in 2010. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations – Retalix USA Inc., RCS, and a U.S. limited liability company – StoreNext USA. StoreNext USA is disregarded as an entity separate from its owner for U.S. federal tax purposes. As such, all of StoreNext USA’s results are included in Retalix’s U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. Generally, U.S. federal and state income taxes are imposed on the taxable income of the U.S. consolidated group. The combined U.S. federal and state income tax rates applicable to the U.S. subsidiaries are 37%-40%. The corporation is subject to the same U.S. federal income tax rates on capital gain income. The U.S. companies are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis. State taxes are imposed on the U.S. taxable income at an approximate rate of 6% after the U.S. federal tax benefit of deducting those state income taxes.

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

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 26% of the taxable income for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be reduced to equal the corporate tax rate starting in 2011.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less, as further discussed below.

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

        Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the start of the tax year in which the approval was obtained, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

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

        The benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits and any grants received, with interest and adjustments for inflation based on the Israeli consumer price index.   These conditions include:

•	adhering to the business plan contained in the application to the Investment Center;

•	continuing operations in the relevant geographic area;

•	financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;

•	reporting immediately of any material change to the company's business, operations, results and ability to perform the Approved Enterprise;

•	filing regular reports with the Investment Center with respect to the Approved Enterprise;

•	obtaining the approval of the Investment Center for changes in the ownership of a company;

•	complying with Israeli intellectual property laws; and

•	obtaining the approval of the Investment Center for changes in the approved plan as originally presented.

        A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five to years). We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to our current Approved Enterprises are scheduled to expire through 2015.

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

        The amendment will apply to programs in which the year of election under the Investments Law is 2004 or later, unless such programs received Approved Enterprise approval from the Investment Center on or prior to March 31, 2005, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

        Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	Deduction of costs related to the issuance of shares on a stock market over a three-year period for tax purposes;

•	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	The option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

•	Accelerated depreciation rates on equipment and buildings.

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

        The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such individual is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), in which case the tax rate will be 25%. Israeli resident companies are subject to tax on capital gains derived from the sale of listed shares at the regular corporate tax rate. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering and that such capital gains are not derived from a permanent establishment in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

ITEM 11 – QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates. We have only limited involvement with derivative financial instruments. From time to time we carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). In 2009 these transactions did not qualify for hedge accounting under SFAS 133, and are designed to minimize non-dollar currency exposure resulting from the difference between non-dollar financial assets and liabilities.

In 2009, due to the increased volatility of the various currencies that are relevant to our business, we increased our use of foreign currency forward contracts.  We continue to actively utilize currency hedging transactions to manage our exposure.  As of December 31, 2009, we had the following open foreign currency forward contracts all of up to six months in term and maturing between January to July 2010:

Sell	Buy
In millions	In millions	Transaction date	Forward date

US Dollar 2.2	NIS 9.2	February 2009	January 2010
Euro 1.7	$2.5	October-November 2009	January-July 2010
Australian dollar 1	$0.9	October-November 2009	January-July 2010
British pound 0.6	$1	November 2009	January-April 2010
US Dollar $1.8	Euro 1.2	November 2009	January-July 2010
NIS 3.9	$0.9	April 2009	January-March 2010

        The fair value of these outstanding contracts as of December 31, 2009 reflects an asset in the amount of $0.3 million.

        Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

        The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2009.

(In thousands, except percentages)

		Maturity and available for sale				Total book value	Total fair value
		2010		2011-12	2013-38

Corporate securities held to maturity bearing fixed	Book value		$190	$196	$222	$608	$600
interest rate (1)	WAYM *		6.40%	4.18%	3.23%	4.52%	4.52%
Marketable Securities (1)	Book value	$			300	$300	$300
	WAY**				5.40%	5.40%	5.40%
Dollar linked money market funds and deposits (2)	Book value		$89,588			$89,588	$89,588
	WAIR***		0.43%			0.43%	0.43%
New Israeli Shekels linked Deposits (2)	Book value		$7,522			$7,522	$7,522
	WAIR***		0.31%			0.31%	0.31%
British Pounds Sterling linked Deposits (2)	Book value		$1,279			$1,279	$1,279
	WAIR***		0.00%			0.00%	0.00%
Euro linked deposits (2)	Book value		$3,625			$3,625	$3,625
	WAIR***		1.03%			1.03%	1.03%
Australian Dollars Linked deposits (2)	Book value		$1,612			$1,612	$1,612
	WAIR***		2.99%			2.99%	2.99%
JPY Linked deposits (2)	Book value		$49			$49	$49
	WAIR***		0.20%			0.20%	0.20%

Total	Book value		$103,865	$196	$522	$104,583	$104,575
	WAY****		0.49%	4.18%	4.49%	0.51%	0.51%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2009
***	Weighted average interest rate
****	Weighted average yield
(1)	Classified in the consolidated financial statements attached herein as marketable securities and marketable debt securities
(2)	Classified in the consolidated financial statements attached herein as cash and cash equivalents

Foreign Currency Risk

        The majority of our revenues is denominated in U.S. Dollars and or linked to the U.S. dollar, and our financing is mostly in U.S. dollars, and thus the U.S. dollar is our functional currency. However, some portions of our revenues are denominated in British Pounds Sterling, Euros, Australian Dollars and New Israeli Shekels. In addition, a significant portion of our expenses, such as salaries and hardware costs, are generated in other currencies, such as NIS, British Pound Sterling or the Euro. This situation exposes us from time to time, to fluctuations between the exchange rates of the dollar and the NIS, the British Pound Sterling, the Euro and the Australian Dollar. We hold most of our financial assets in dollar or dollar linked investment channels. In addition, we tend from time to time, to enter into short-term forward inter-currency transactions in an attempt to maintain a similar level of assets and liabilities in any non-U.S. Dollar currency and thus trying to offset exposures to inter-currency fluctuations.

        The following table sets forth our non-dollar assets and liabilities as of December 31, 2009:

(in thousands)

Currency	Israeli currency	Other non-dollar currency

Assets	$28,825	$31,635
Liabilities	$(19,208)	$(11,744)

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

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        We do not have any outstanding American Depositary Shares or American DepositaryReceipts.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On October 19, 2009, our shareholders approved amendments to our articles of association (i) increasing the maximum size of the board of directors from ten to eleven directors, (ii) allowing the election of directors as of a future date and (iii) increasing our authorized share capital to NIS 50,000,000 divided into 50,000,000 ordinary shares. The increase in share capital also constituted an amendment to our memorandum of association.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

        As of December 31, 2009, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Retalix to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2009.

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited our 2009 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Changes in internal control over financial reporting

We are implementing a new enterprise resource planning, or ERP, software system on a company-wide basis to replace our various legacy systems in a multi-year program. During 2009, we implemented several significant modules of the ERP system at our principal offices. The implementation of the ERP system represents a change in our internal control over financial reporting. Therefore, as appropriate, as part of our initial roll-out to principal offices, we modified the design and documentation of internal control processes and procedures relating to the implementation of the new system to supplement and complement existing internal control over financial reporting. We finalized the design, documentation and testing of internal control processes and procedures relating to the new system relative to our evaluation of our internal control over financial reporting as of December 31, 2009. This initial roll-out focused on implementation of basic system functionality, and as such, we have maintained many of our manual processes and procedures.  We believe that the new ERP system will strengthen and enhance our internal control over financial reporting as additional phases are implemented. However, there are inherent risks in implementing any new system that could impact our financial reporting.

Except as described above, there were no changes in internal control over financial reporting that occurred during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Messrs. Gur Shomron and Robert A. Minicucci, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act Rules, and are independent in accordance with applicable Exchange Act rules and Nasdaq Rules. The relevant experience of each of them is summarized in Item 6A--"Directors and Senior Management".

ITEM 16B. CODE OF ETHICS

        Our board of directors has adopted a Code of Ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and Controller. We will provide a copy of our Code of Ethics, free of charge, to any person who requests one. Such requests may be sent to our offices at 10 Zarhin Street, Ra’anana, Israel, Attention: Controller.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, serves as our principal independent registered public accounting firm. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2008 and 2009:

	Year Ended December 31, (U.S. $ in thousands)
	2008	2009

Audit Fees	950	750
Audit Related Fees	108	150
Tax Fees	239	50
Other Fees	0	346
Total	$1,297	$1,296

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

        None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        None.

ITEM 16G. CORPORATE GOVERNANCE

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies under the Nasdaq Rules:

Shareholder Approval.   Although the Nasdaq Rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, in which case they also require the approval of the audit committee and the shareholders.

In addition, rather than follow the Nasdaq Rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

•	the securities issued amount to 20% or more of our outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

Shareholder Quorum. While the Nasdaq Rules requires a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, we follow Israeli practice, which requires two or more shareholders holding 25% or more of our outstanding voting power. If there is no quorum within half an hour of the time set for the shareholder meeting, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum.

Annual Reports.  While the Nasdaq Rules generally require that companies send an annual report to shareholders prior to the annual general meeting, we follow the generally accepted business practice for companies in Israel. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

PART III

ITEM 17 – FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18 – FINANCIAL STATEMENTS

        The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19 – EXHIBITS

(a)	Financial Statements

1. Reports of Independent Registered Public Accounting Firm

2. Consolidated Balance Sheets

3. Consolidated Statements of Income

4. Statements of Changes in Shareholders’ Equity

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant, as amended.

1.2	Articles of Association of Registrant, as amended.

4.2
Agreement dated December 30, 1999, between Point of Sale Limited and the Corex Development Company (C. D. C.) Limited (previously filed as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 1999 and incorporated herein by reference).

4.3
Second 1998 Share Option Plan, as amended (previously filed on July 2, 2008 as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.4
2004 Israeli Share Option Plan, as amended (previously filed on July 2, 2008 as an exhibit to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.5	2009 Share Incentive Plan, as amended.

4.6
Share Purchase Agreement, dated as of September 3, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, and Mario Segal and M.R.S.G. (1999) Ltd. and Eli Gelman and Avinoam Naor, the investors’ representatives (previously filed on September 21, 2009 as exhibit 99.1(b) to Retalix's Form 6-K and incorporated herein by reference).

4.7	Form of Warrant issued to members of the Alpha Group on November 19, 2009.

4.8
Management Services Agreement, dated as of November 19, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (previously filed on September 21, 2009 as exhibit 99.1(c) to Retalix's Form 6-K and incorporated herein by reference).

4.9
Registration Rights Agreement, dated as of November 19, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (previously filed on September 21, 2009 as exhibit 99.1(d) to Retalix's Form 6-K and incorporated herein by reference).

4.10
Separation Agreement, dated as of September 3, 2009, between Retalix Ltd. and B.G.A.G.S. Shaked Ltd. (previously filed on September 21, 2009 as exhibit 99.1(e) to Retalix's Form 6-K and incorporated herein by reference).

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

Date: June 15, 2010	RETALIX LTD. By: /s/ Shuky Sheffer —————————————— Shuky Sheffer, Chief Executive Officer

Date: June 15, 2010	By: /s/ Hugo Goldman —————————————— Hugo Goldman, Chief Financial Officer

RETALIX LTD.
2009 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

F - 1 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RETALIX LTD.

We have audited the accompanying consolidated balance sheets of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

F - 2 -

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in equity and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in note 1k to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for uncertain tax positions. In addition, as discussed in note 1w to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for non-controlling interests in consolidated financial statements.

/s/ Kesselman & Kesselman
A member of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
June 15, 2010

F - 3 -

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2009	2008
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS
Cash and cash equivalents	103,675	33,546
Marketable securities	226	3,239
Accounts receivable
Trade	54,814	70,017
Other	8,891	11,554
Prepaid expenses	4,967	4,003
Inventories	1,496	1,037
Deferred income taxes	4,957	4,871
Total current assets	179,026	128,267
NON-CURRENT ASSETS
Long-term receivables	1,386	3,382
Long term prepaid expenses	406	539
Long term investments	682	862
Amounts funded in respect of employee rights upon retirement	10,621	8,663
Deferred income taxes	12,150	15,462
Other	269	424
Total non – current assets	25,514	29,332
PROPERTY, PLANT AND EQUIPMENT, net	15,233	14,734
GOODWILL	50,803	50,660
OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer relationship	12,544	15,386
Other	1,889	2,413
	14,433	17,799
Total assets	285,009	240,792

The accompanying notes are an integral part of these consolidated financial statements.

F - 4 -

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2009	2008
	U.S. $ in thousands (except share data)
Liabilities and equity
CURRENT LIABILITIES
Short-term loan	170	-
Current maturities of long-term bank loans	263	249
Accounts payable and accruals:
Trade	7,071	8,672
Employees and employee institutions	10,114	8,783
Accrued expenses	10,908	6,527
Other	1,804	2,596
Deferred revenues	17,450	15,294
Total current liabilities	47,780	42,121
LONG-TERM LIABILITIES
Long-term loans, net of current maturities	275	523
Long-term deferred revenues	2,336	3,841
Employee rights upon retirement	14,243	13,860
Deferred tax liability	269	286
Other tax payables	476	1,112
Total long-term liabilities	17,599	19,622
Total liabilities	65,379	61,743
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

EQUITY
Share capital – Ordinary shares of NIS 1.00 par value (authorized: December 31, 2009 – 50,000,000 and December 31, 2008 – 30,000,000 shares; issued and outstanding: December 31, 2009 – 24,082,582 shares and December 31, 2008 – 20,389,771 shares, respectively)	6,353	5,380
Additional paid in capital	208,574	175,435
Retained earnings (accumulated deficit)	375	(5,421)
Accumulated other comprehensive income	642	328
Total Retalix shareholders’ equity	215,944	175,722
Non-controlling interest	3,686	3,327	*
Total equity	219,630	179,049	*
Total liabilities and equity	285,009	240,792

The accompanying notes are an integral part of these consolidated financial statements.

* Reflects the adoption of the FASB guidance on non-controlling interests, see note 1w.

F - 5 -

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands (except earnings per share data)
REVENUES:
Product sales	58,145	72,907	80,511
Services	134,248	148,720	140,900
Total revenues	192,393	221,627	221,411
COST OF REVENUES:
Cost of product sales	39,560	45,201	39,132
Cost of services	74,564	88,078	65,281
Total cost of revenues	114,124	133,279	104,413
GROSS PROFIT	78,269	88,348	116,998
OPERATING EXPENSES:
Research and development – net	28,991	38,357	58,653
Selling and marketing	18,776	23,623	31,617
General and administrative	21,007	26,677	27,539
Other (income) expenses - net	(154)	(376)	643
Indirect private placement costs	1,823	-	-
Impairment of goodwill	-	58,182	-
Total operating expenses	70,443	146,463	118,452
INCOME (LOSS) FROM OPERATIONS	7,826	(58,115)	(1,454)
FINANCIAL INCOME (EXPENSES), net	1,757	(1,978)	1,032
INCOME (LOSS) BEFORE TAXES ON INCOME	9,583	(60,093)	(422)
TAX BENEFIT (EXPENSES)	(3,494)	8,960	435
INCOME (LOSS) AFTER TAXES ON INCOME	6,089	(51,133)	13
SHARE IN INCOME (LOSS) OF AN ASSOCIATED COMPANY	17	54	(3)
NET INCOME (LOSS)	6,106	(51,079)	10
LESS NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTERESTS	(310)	(537)*	(508)*
NET INCOME (LOSS) ATTRIBUTABLE TO RETALIX LTD.	5,796	(51,616)	(498)
EARNINGS (LOSSES) PER SHARE – in U.S. $:
Basic	0.28	(2.55)	(0.02)
Diluted	0.28	(2.55)	(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE – in thousands:
Basic	20,824	20,265	19,851
Diluted	21,020	20,265	19,851

The accompanying notes are an integral part of these consolidated financial statements.

* Reflects the adoption of the FASB guidance on non-controlling interests, see note 1w.

F - 6 -

RETALIX LTD.
STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Total Retalix shareholders’ equity	Non-controlling Interest*	Total Equity*
						U . S . $ i n t h o u s a n d s

BALANCE AT JANUARY 1, 2007	19,613	5,178	156,583	49,188	102	211,051	2,282	213,333
Effect of FIN 48 adjustments				(2,495)		(2,495)		(2,495)
				46,693		208,556		210,838
CHANGES DURING 2007:
Net income (loss)				(498)		(498)	508	10
Unrealized losses on investments					(200)	(200)		(200)
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					396	396		396
Comprehensive income						(302)		206
Stock based compensation expenses			3,889			3,889		3,889
Additional consideration in respect of acquisition of a subsidiary	207	50	3,923			3,973		3,973
Issuance of share capital to employees and non-employee resulting from exercise of options	181	45	2,357			2,402		2,402
BALANCE AT DECEMBER 31, 2007	20,001	5,273	166,752	46,195	298	218,518	2,790	221,308
CHANGES DURING 2008:
Net income (loss)				(51,616)		(51,616)	537	(51,079)
Unrealized gains on investments					200	200		200
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(170)	(170)		(170)
Comprehensive loss						(51,586)		(51,049)
Stock based compensation expenses			4,777			4,777		4,777
Issuance of share capital to employees and non-employee resulting from exercise of options	388	107	3,906			4,013		4,013
BALANCE AT DECEMBER 31, 2008	20,389	5,380	175,435	(5,421)	328	175,722	3,327	179,049
CHANGES DURING 2009:
Net Income				5,796		5,796	310	6,106
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					314	314	49	363
Comprehensive Income						6,110		6,469
Stock based compensation expenses			2,624			2,624		2,624
Issuance of share capital and warrants, net of $1,414 issuance costs	3,613	953	30,515			31,468		31,468
Issuance of share capital to employees and non-employee resulting from exercise of options	81	20	-			20		20
BALANCE AT DECEMBER 31, 2009	24,083	6,353	208,574	375	642	215,944	3,686	219,630

The accompanying notes are an integral part of these consolidated financial statements.

* Reflects the adoption of the FASB guidance on non-controlling interests, see note 1w.

F - 7 -

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	6,106	(51,079)	10
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,475	6,265	7,004
Losses (gains) from sale of property, plant and equipment	44	(46)	(57)
Share in loss (income) of an associated company	(17)	(54)	3
Stock based compensation expenses	2,624	4,777	3,889
Changes in accrued liability for employee rights upon retirement	311	(396)	2,739
Losses (gains) on amounts funded in respect of employee rights upon retirement	(1,023)	312	(950)
Deferred income taxes – net	3,209	(4,928)	(6,570)
Net decrease (increase) in trading securities	162	342	(216)
Impairment of available for sale securities	-	700	-
Amortization of discount on marketable debt securities	-	5	11
Impairment of goodwill		58,182
Other	13	(26)	(60)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	17,339	13,395	(34,700)
Other (including long term other tax receivable)	2,190	(10,080)	132
Increase (decrease) in accounts payable and accruals:
Trade	(1,653)	(6,655)	3,537
Employees, employee institutions and other	4,102	(113)	(2,290)
Decrease (increase) in inventories	(456)	247	(118)
Increase (decrease) in long-term institutions	(636)	15	1,097
Increase in deferred revenues	625	2,381	2,810

Net cash provided by (used in) operating activities - forward	39,415	13,244	(23,729)

The accompanying notes are an integral part of these consolidated financial statements.

F - 8 -

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands

Net cash provided by (used in) operating activities - brought forward	39,415	13,244	(23,729)
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	490	370	9,743
Sales of marketable trading securities*	2,535	-	-
Investment in marketable debt securities held to maturity	-	(208)	(9,047)
Acquisition of subsidiaries and business consolidated for the first time (a)	-	(110)	(1,370)
Additional investments in subsidiaries	(22)	(714)	-
Purchase of property, plant, equipment and other assets	(2,985)	(5,055)	(4,676)
Proceeds from sale of property, plant and equipment	120	55	69
Amounts funded in respect of employee rights upon retirement, net	(913)	(168)	(1,097)
Changes in restricted deposits	(184)	-	-
Long-term loans collected from employees	14	36	17
Net cash used in investing activities	(945)	(5,794)	(6,361)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(249)	(241)	(352)
Issuance of share capital and warrants to shareholders	31,468	-	-
Issuance of share capital to employees and non-employees resulting from exercise of options	20	4,012	2,402
Short-term loan – net	170	(11)	(4,731)
Net cash provided by (used in) financing activities	31,409	3,760	(2,681)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	250	(148)	69
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,129	11,062	(32,702)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,546	22,484	55,186
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	103,675	33,546	22,484

The accompanying notes are an integral part of these consolidated financial statements.

* Under U.S. GAAP, cash flows related to trading securities were classified as operating activities in the Company's disclosure until December 31, 2007 and, upon adoption of the amendments to ASC 320 and ASC 230 arising from the application of ASC 825 as from January 1, 2008, cash flows related to sales or purchase of trading securities were classified as investing activities under U.S. GAAP.

F - 9 -

(Continued) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31
	2008	2007
	U.S. $ in thousands
(a) Supplementary disclosure of cash flow information -
Fair value of assets acquired and liabilities assumed of subsidiaries and businesses acquired at the date of acquisition:
Working capital (excluding cash and cash equivalents)	-	174
Property plant and equipment	-	(6)
Goodwill and other intangible assets arising from acquisition	(110)	(1,679)
Increase in account payable- other	-	141
	(110)	(1,370)

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands
(b) Supplementary disclosure of cash flow information -
cash paid during the year for:

Interest	240	41	1,766
Income tax	3,215	5,057	6,713

(c) Supplemental information on investing activities not involving cash flows -

During 2009, the Company purchased equipment in the amount of $842,000 in credit. This amount will be presented as investing activity when actual payment will be made.

The accompanying notes are an integral part of these consolidated financial statements.

F - 10 -

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

Accounting principle and estimates used in the preparation of these financial statements were applied on a consistent manner. The Company adopts new accounting standard as it becomes applicable, see note 1w.

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (“Codification”). The Codification became the single authoritative source for US GAAP and changed the way in which the accounting literature is organized. The Company adopted the Codification that became effective commencing in the third quarter of 2009. The Codification does not change US GAAP and does not have an effect on the Company’s financial position or results of operations.

3)	Functional currency:

The currency of the primary economic environment in which the operations of the Group are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues and also most of the Group’s expenses incur in dollars. The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

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

F - 11 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of few Israeli subsidiaries including the associated company and one foreign subsidiary is their local currency (“New Israeli Shekel” (“NIS”) and Euro, respectively). The financial statements of the said subsidiaries are included in the consolidation based on translation into dollars in accordance with FASB Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC 830”):

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in equity under accumulated other comprehensive income (loss).

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with ASC 830, the resulting translation adjustments are presented under  equity- accumulated other comprehensive income (loss).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries.

2)	Intercompany balances and transactions have been eliminated in consolidation.

3)	As for goodwill and other intangible assets arising on business combinations, see h. below.

4)	Non-controlling interests are included in equity.

c.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits with an original maturity date of three months or less, that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Marketable securities and long term investments

Marketable securities consist mainly of debt securities classified as Held to maturity. The Company accounts for investments in marketable securities classified as held to maturity, trading and available for sale in accordance with FASB Accounting Standard Codification No. 320, “Investments – Debt and Equity Securities”.

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

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than temporary. Effective in the second quarter of 2009, if an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss

F - 12 -

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

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

Inventories include hardware products that are included in finished goods and are valued at the lower of cost or market. As of December 31, 2009 cost is determined on a moving average basis with no significant change from the first-in, first-out basis used in prior years.

g.	Property, plant and equipment:

1)	These assets are stated at cost; assets of acquired subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Computers and peripheral equipment	15-33
Vehicles	15
Office furniture and equipment	6-25 (mainly 6)
Buildings	4
Land lease rights	3

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

Other intangible assets are amortized over a period of one to twenty years, except trademark (see note 2b).

F - 13 -

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

For acquisitions completed prior to January 1, 2009, contingent consideration will be accounted for as an increase in the aggregate purchase price, if and when the contingencies occur. Effective January 1, 2009, we adopted changes issued by the FASB to accounting for business combinations. Accordinhg to the new guidance, contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value. The adoption of this guidance was done on a prospective basis. For acquisitions completed prior to January 1, 2009, contingent consideration will be accounted for as an increase in the aggregate purchase price, if and when the contingencies occur. As of December 31, 2009 we have no significant contractual contingent consideration terms related to our acquisitions.

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

4)
Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments, not to realize them.

F - 14 -

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

5)
Effective January 1, 2007, upon the adoption of a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, the Company records accruals for uncertain tax positions. Those accruals are recorded to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

The adoption of this pronouncement codified under ASC 740 “Income Taxes”, resulted in the recording as of January 1, 2007, of an increase of the tax liabilities totaling $2,495,000 (including interest in the amount of $222,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of the retained earnings balance as of January 1, 2007.

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

Revenues from sales of products and software license agreements are recognized when all of the criteria in Accounting Standard Codification (“ASC”) No. 985-605, “Software Revenue Recognition”, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” when collectability is probable. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2009, no such estimated losses were identified.

Where software license arrangements involve multiple elements (mostly software licenses, maintenance and other professional services), the arrangement consideration is allocated using the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) Vendor Specific Objective Evidence (“VSOE”) of the fair values of all the undelivered elements exists, and (2) all revenue recognition criteria are satisfied. Under the residual method, any discount in the arrangement is allocated to the delivered element. The Company’s VSOE of fair value for maintenance is based on a consistent statistical renewal percentage derived from the majority of maintenance renewals. Revenues from maintenance services are recognized ratably over the contractual period or as services are performed.

Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed.

Hardware sales are recognized on a gross or net price basis, based on the different characteristic  in accordance with ASC 605.

F - 15 -

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

Revenues from on-line application, information and messaging services, are recognized as rendered.

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

Financial instruments, which potentially subject the Company to credit risk, consist principally of marketable securities, trade receivables (including allowance for doubtful accounts) and interest bearing investments. The cash and cash equivalents as of December 31, 2009 are deposited mainly with leading Israeli and U.S. banks. As of December 31, 2009, the Company had an investment of $0.3 million of a security held in ARS (see note 1d). In the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral.

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

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with ASC No. 260, “Earnings Per Share” (“ASC 260”). As to the data used in the per share computation, see note 15d.

q.	Other comprehensive income (loss)

Other comprehensive income (loss), presented in equity, represents currency translation adjustments of non-dollar currency financial statements of a subsidiaries, of an associated company and in 2007 and 2008 the unrealized losses of investment in available for sale security (accumulated balance at December 31, 2009, 2008 and 2007, is $642,000, $328,000 and $298,000, respectively).

F - 16 -

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation

The Company accounts for stock based compensation to employees in accordance with ASC No. 718, “Compensation – Stock Compensation” (“ASC 718”).

The Company uses historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company's consolidated statement of income is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. ASC 718 requires future forfeitures to be estimated at each balance sheet date .

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC No. 505-50 (Equity-Based Payments to Non-Employees)  “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

The fair value of the options granted to employees and third party services is revalued over the related service periods and recognized over the vesting period using the accelerated method.

The total compensation costs recognized in the year ended December 31, 2009, 2008 and 2007 income statement for stock-based employee compensation awards were $2,499,000, $3,846,000 and $3,017,000, respectively, net of the tax effect of $125,000, $393,000 and $40,000, respectively.

The total compensation costs recognized in the year ended December 31, 2009, 2008 and 2007 income statement for stock-based non employee compensation awards were $0, $475,000 and $799,000, respectively, net of the tax effect of $0, $63,000 and $33,000, respectively.

s.      Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $698,000, $2,175,000 and $2,820,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

t.      Derivative financial instruments

The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). The transactions are designed to hedge the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. These contracts do not qualify for hedge accounting under FASB Accounting Standard Codification No. 815 “Derivative and Hedging” (“ASC 815”). As a result, changes in the fair value of derivatives are reflected, as incurred, in the statements of income and included in “financial income (expenses) - net”.

F - 17 -

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.     Sale of receivables

The Group factored some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of accounts receivable qualify as a sales transaction under the provisions of ASC No.860, “Transfers and Servicing” (“ASC 860”). The resulting costs are charged to financial income (expenses) - net, as incurred. In the fourth quarter of 2007 the Company decided to discontinue the factoring of receivables. The balance of factored receivables amounted approximately $1,094,000 and $10,448,000 as of December 31, 2008 and 2007, respectively. The expenses resulting from the sales of trade receivables in the year ended December 31, 2007 amounted to $1,862,000 and are included in financial expenses.

v.     Fair Value Measurement

The FASB issued authoritative guidance for fair value measurements in September 2006, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value in the financial statements. In February 2008, the FASB issued authoritative guidance, which allows for the deferral of the effective date of the authoritative guidance for fair value measurements for one year for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Accordingly, the effective date of the authoritative guidance for fair value measurements regarding these nonfinancial assets and liabilities was deferred to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

Through December 31, 2008 the Company adopted the provisions of the guidance for financial assets and liabilities, but elected a partial deferral under the provisions related to nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis (including goodwill, other intangible, long-lived assets and asset retirement obligations). The adoption of fair value measurement related to these nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on the Company's consolidated financial statements.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in  active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For further disclosure, see notes 6 and 13.

F - 18 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Recently Adopted Standards

1)
In December 2007, the FASB issued authoritative guidance on business combinations. The guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.. Among the more significant changes, it provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance was adopted by the Company for business combinations for which the acquisition date is on or after January 1, 2009.

2)
In December 2007, the FASB issued authoritative guidance on presentation of non-controlling interests in consolidated financial statements. The guidance requires (1) that non-controlling (minority) interests be reported as a component of equity, (2) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (3) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value and (5) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The effective date was for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2009 and its effect is reflected on the Consolidated Financial Statements.

3)
In April 2009, the FASB issued an update to ASC 320, “Investments – Debt and Equity Securities” (originally issues as FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). In accordance with the update to the ASC, the other-than-temporary impairment guidance for debt securities is amended to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This update is effective for interim and annual reporting periods ending after June 15, 2009 and was adopted by the Company in the second quarter of fiscal 2009 with no material effect on its consolidated results of operations and financial condition.

F - 19 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.      Newly issued accounting pronouncements:

1)
In October 2009, the FASB issued an Accounting Standards Update ("ASU") to ASC 605. This ASU No. 2009-13, Multiple Deliverable Revenue Arrangements ("ASU 2009-13"), provides guidance on whether multiple deliverables in a revenue arrangement exist, how the arrangement should be separated, and the consideration allocated. Pursuant to ASU 2009-13, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted under ASU 2009-13.

ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the Company elects to adopt ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements", ("ASU 2009-14") concurrently. The Company is currently evaluating the potential impact of ASU 2009-13 on the consolidated financial position, results of operations and cash flows.

2)
In October 2009, the FASB issued an update to ASC 985-605. This ASU 2009-14, amends the scope of the software revenue guidance in ASC 985-605 to exclude, inter alia, nonsoftware components of tangible products and software components of tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the Company elects to adopt ASU 2009-13 concurrently. The Company is currently evaluating the potential impact of ASU 2009-14 on the consolidated financial position, results of operations and cash flows.

3)
In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and require disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not expect the adoption of the new guidance will have a material impact on its consolidated financial statements. This update will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years

F - 20 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

z.      Reclassification

 Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of income (loss) as of the date of the acquisition of each company.

a.
In August 2008, the Company through its subsidiary StoreAlliance.com Ltd. acquired the Supplier’s Portal activity, an online inter business trading system,  from Bezeq International Ltd for net consideration of NIS 1,025,000 ($286,000). The identified intangible assets acquired included customer relationships of NIS 891,000 ($247,000) to be amortized over an estimated useful life of 20 years. Goodwill arising on the acquisition amounted to NIS 134,000 ($39,000).

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

c.
In May 2007, the Company, through its subsidiary Retalix Holdings Inc. acquired substantially all of the assets and certain identified liabilities of BGI International for $1,370,000 in cash (including transaction costs in amount of $20,000) and an additional $150,000 were paid on the two year anniversary of the acquisition. In addition, up to an additional $1.4 million will be payable by the Company over a three years period from the acquisition based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds. The identified intangible assets acquired amounted to approximately $736,000 and included customer relationships of approximately $200,000 to be amortized over an estimated useful life of 6 years and acquired technology of approximately $536,000 to be amortized over an estimated useful life of 3 years.

Goodwill arising on the acquisition till December 31, 2009 amounted to approximately $1,054,000 following an earn-out payment of $22,000 and $89,000 during 2009 and 2008, respectively and the Company does not expect to pay any additional amounts pursuant to the earn-out provision. The goodwill is amortized for tax purposes over a period of 15 years.

F - 21 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2009	2008
	U.S. $ in thousands
Computers and peripheral equipment	17,871	15,514
Land lease rights and buildings	13,162	13,043
Vehicles	74	470
Office furniture and equipment	5,555	4,334
Leasehold improvements	2,298	2,417
	38,960	35,778

Less - accumulated depreciation	23,727	21,044
	15,233	14,734

b.	As to geographical locations, see note 14b.

c.	Depreciation expenses totaled $2,744,000, $2,941,000 and $3,352,000, in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for each reportable geographical segment are as follows:

	U.S.		Israel	International(Europe)	Total
	U.S $ in thousands

Balance as of January 1, 2008	100,562		3,801	4,563	108,926
Goodwill attributed to new subsidiaries acquired during 2008 and additional investments in subsidiaries	515		39		554
Differences from translation of non dollar currencies				(196)	(196)
Other adjustments*	(442)				(442)
Impairment of goodwill	(58,182)				(58,182)
Balance as of December 31, 2008	42,453	**	3,840	4,367	50,660
Goodwill attributed to additional investments in subsidiaries	22				22
Differences from translation of non dollar currencies				121	121
Balance as of December 31, 2009	42,475	**	3,840	4,488	50,803

*     Mainly from changes in deferred tax assets resulting from business combinations.

**           Net amount after $58.2 million goodwill impairment performed in 2008

F - 22 -

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

In December 2008 the Company performed its annual goodwill impairment test on the goodwill acquired in its various reporting units. As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected the computer software market, in December 2008 the Company determined that the carrying value of the goodwill exceeded its fair value. The Company further concluded in its goodwill impairment test that the goodwill acquired in the US reporting unit had been impaired and therefore, in the fourth quarter of 2008, an impairment charge of $58.2 million was recorded. As of December 31, 2009 no additional impairment was identified.

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets with definite lives:

	Weighted average amortization period	Original amount December 31		Amortized balance December 31
		2009	2008	2009	2008
	Years	U.S. $ in thousands

Customer relationship	7.2	24,925	24,925	12,544	15,386
Acquired technology	3.7	10,777	10,777	784	1,701
Distribution rights	-	759	759	-	11
Other identified intangible assets *	3.6	1,602	1,395	1,105	701
Total		38,063	37,856	14,433	17,799

* Including non-amortized portion of $710,000 for acquired tradename.

2)
Intangible assets amortization expenses totaled $3,731,000, $3,310,000 and $3,595,000 in the years ended December 31, 2009, 2008 and 2007, respectively. Future annual amortization expenses are approximately $3,488,000, $2,774,000, $2,731,000, $2,471,000 and $1,588,000 in 2010, 2011, 2012, 2013 and 2014, respectively.

F - 23 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM LOANS, NET OF CURRENT MATURITIES:

3)	Following 2008 goodwill impairment work, the Company performed on January 1, 2009 a change to the remaining economical life of its amortized intangible assets.

4)
During 2009, the Company acquired technological knowledge in the Warehouse Management Systems field from Made4Net LLC. for $438,000 in cash. The purchase agreement includes additional payments of approximately $1,312,000 upon fulfillment of certain milestones pending additional technological knowledge transfer, integration and development work of Made4Net with the Company’s support and assistance.

a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2008	December 31
	%	2009	2008
		U.S. $ in thousands
Bank loan -
In EURO	Fixed at 2%	396	632
Other:
Loan from shareholders of a subsidiary	LIBOR*+ 0.75%	142	140
		538	772
Less - current maturities		263	249
		275	523

*   The $ LIBOR rate as of December 31, 2009 – 0.251%.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2009	2008
	U.S. $ in thousands
2010		254
2011	275	269
	275	523

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

As described in Note 1, the provisions of ASC 820 were adopted by the Company on January 1, 2008 for financial assets and liabilities.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

As of December 31, 2008:
Marketable securities*	2,749	2,749
Derivatives **	103		103
ARS, see below	300			300

As of December 31, 2009:
Derivatives **	331		331
ARS, see below	300			300

*	Marketable securities consist mainly of debt securities classified as trading and are recorded at fair value.

**	Derivatives represent foreign currency forward contracts and cylinders which are valued primarily based on observable inputs including forward and spot prices for currencies.

F - 24 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

The following table summarizes the activity for the ARS where fair value measurements are estimated utilizing Level 3 inputs:

U.S. $ in thousands
Carrying value as of January 1, 2008	800
Changes to fair value:
Included in 2008 earnings—financial expenses	(500)
Carrying value as of December 31, 2008 and 2009	300

As of December 31, 2009 and 2008, the Company held ARS which failed auctions, in an amount of $1 million at par value. Fair value for this ARS, as explained in note 1d, was determined using a valuation model. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2008 and 2009, unrealized losses considered to be other than temporary in the amount of $ 700,000 are reflected in financial expenses.

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

c.
The severance expenses (income) amounted to $1,738,000, $ 2,195,000 and $3,417,000 in the years ended December 31, 2009, 2008 and 2007, respectively. The 401(k) plans expenses as mentioned in b. above amounted to $748,000, $725,000 and $985,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

d.	The profits (loss) on the amounts funded totaled $1,023,000, $ (312,000) and $950,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)	The Group expects to contribute in the year ending December 31, 2010, $2,854,000 to the insurance companies and severance pay funds in respect of its severance pay obligation.

F - 25 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

2)
The Company expects to pay $559,000 future benefits to its employees during 2010 to 2019 upon their normal retirement age - see breakdown below. The amount was determined based on the employee’s current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands
Year ending December 31:
2010	69
2011	100
2012	65
2013	63
2014	64
Thereafter (through 2019)	198
559

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2015. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2009, as follows:

U.S. $ in thousands
Year ending December 31:
2010	3,264
2011	3,498
2012	3,590
2013	1,638
2014	1,340
2015	479
13,809

Office and vehicles lease expenses totaled $6,225,000, $7,748,000 and $4,639,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

F - 26 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)
Effective April 1, 1998, the Company’s former Chief Executive Officer who retired in November 2009 (“the CEO”), was entitled to receive a bonus subject to the Company’s attaining certain performance milestones: For the first $1,000,000 of the Company’s net income, he is entitled to a bonus of $65,000 and for every subsequent $1,000,000 of net income $5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $35,000 for every million dollars over the seventh million of net income. In the event that the bonus is less than $50,000 or the Company encored a loss for any particular financial year, the compensation committee shall be entitled to determine that the CEO shall receive a bonus of up to $50,000, without further authorization by the board of the shareholding.

In addition, according to the same arrangement, the CEO was entitled to options to be granted beginning each calendar year equal to 1% of the Company’s issued share capital per grantee for each year. Options granted starting January 1, 2009 were subject to shareholders’ approval which was not given. The exercise price of the options is equal to the closing market price of the shares at the day preceding the grant date. The options are fully vested and shares are blocked over three years from grant date, and become exercisable in three equal portions at the end of each year during said three-year period.

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

As of December 31, 2009, maximum royalty the Company might be required to pay in the future on account of projects funded under the Office of the Chief Scientist is $4,962,000, including interest.

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)
Prior to the acquisition of Retail Control Systems Inc., or RCS, a legal claim was filed against RCS in the Circuit Court of the Seventeenth Judicial Circuit, County of Winnebago, Illinois, by a dealer who sold one of RCS’s products early in 1994, and claims that RCS promised features and enhancements were never delivered. The claim is covered and handled by RCS’s errors and omissions insurers. The limit of liability under the relevant errors and omissions insurance policy was $1,000,000 per claim and in aggregate. On September 15, 2009 a settlement was reached between the parties and all claims have been released. The mutual release was executed in November 2009 with no effect on the Company’s financial statement.

F - 27 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)
In June 2006, a customer in the U.S (“the customer”), filed in the District Court of Madison County, Nebraska, complaint against the Company’s subsidiary, Retalix USA Inc. (“Retalix USA”) and IDS, in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February, 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customers failure to pay for products delivered and services rendered as well as other misconducts. In February, 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts.  In August 2007 the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. In November 2007 the customer filed a statement of damages alleging total damages in excess of $22 million. In March 2009, the arbitrators awarded Retalix USA $2.5 million in compensatory damages. In April 2009, the customer paid the arbitration award amount in full and it is recognized in the Company’s statement of income. In April 2009, the Nebraska federal court affirmed the arbitration award, entered judgment in favor of Retalix USA and against the customer, and dismissed, with prejudice, the customer’s claim against Retalix USA and IDS.

3)
In March 2007, a customer in the U.S., filed in the District Court of El Paso County, Texas, a complaint against Retalix USA, seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. In April 2007 Retalix USA filed its Original Answer and counterclaim against the customer for breach of contract, pursuant to which Retalix USA seeks $214,000 plus interest and attorney’s fees for breach of contract. In April 2009 this matter was settled, with no impact on the financial statements.

4)
In September, 2006, a former employee of one of the Company’s Israeli subsidiaries (“Tamar”), who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability.  The damages claimed under this claim total approximately $368,000. In January 2007, Tamar’s insurance company confirmed that Tamar is covered for any damages resulting from this claim. The Company is of the opinion that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2009.

F - 28 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

5)
In January 2007 as part of the liquidation of Pantin Group Ltd (“Pantin”), the liquidator of Pantin submitted in the district court a claim against the Company, according to which the Company needed to provide sales reports as of December 2006 for certain customers of the Company. Retalix submitted audited sales reports as requested. Settlement has been reached and approved on March 2009 in the amount of 25,000 Euro.

6)
The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $132,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $252,000, have not materialized to court claims and some of them are in mediation. The Company is of the opinion that its exposure due to the claims above is immaterial and thus no provision was recorded in regard to these claims as of December 31, 2009.

NOTE 9 –  EQUITY:

a.      Share capital:

1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

2)	As to shares issued in consideration for acquisitions of subsidiaries in previous years, see note 2.

3)
On November 19, 2009, the Company executed a private placement transaction with a group of investors (“Investors”), see note 16.  The Company issued to the investors 3,612,804 ordinary shares, constituting 17.7% of the Company’s outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares, for gross consideration of approximately $32.9 million.  Together with other shares purchased by the investors, including from the Company’s former CEO, following the closing the investors held an aggregate of 20% of the outstanding share capital, and the warrants represent an additional 4.95% of the Company outstanding share capital (after giving effect to the exercise of such warrants on a fully diluted basis).

4)	On September 16, 2009, the Company’s shareholders approved an increase of the Company’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares.

b.      Stock based compensation:

1)	Company’s Option plans:

On March 5, 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (“the Second 1998 Plan” or the “US Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options are available for grant to employees, directors and consultants of the Company, to purchase Ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one Ordinary share at the grant date. Unless terminated earlier, the options will expire starting from August 2010 through December 2012. These options vest over the period of 0 - 3 years.

F - 29 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –  EQUITY (continued):

On November 19, 2007, the Company’s Board of Directors amended the “Second 1998 plan” share Option Plan” (the “US Plan”) so as to enable to grant of Restricted Stock Units pursuant to such US Plan.

In addition, on November 19, 2007, the Company’s Board of Directors approved an increase of the pool of authorized and unissued Ordinary Shares for the purpose of grant of awards under the ”Second 1998 Plan” by 2,000,000 shares, such that the aggregate pool of reserved shares shall be of 7,000,000 shares. Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan.

Through December 31, 2009 and 2008, 3,614,603 options have been exercised under the Second 1998 Plan at an exercise prices ranging between $8.75 and $14.875 per share.

On May 10, 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements beginning in August 2010 through November 2019. These options vest over the period of 0 - 3.5 years.

On November 19, 2007, the Company’s Board of Directors amended the Company's “2004 Israeli Plan” so as to enable to grant of Restricted Stock Units pursuant to such Israeli Plan. Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Israeli Plan.

Through December 31, 2009 and 2008, 231,641 and 149,967 options, respectively have been exercised under the Israeli Plan at an exercise prices ranging between $0.25 and $18.56 per share.

During 2007 through 2009 the Company’s Board of Directors approved to grant up to an aggregate of 329,750 Restricted Stock Units (“RSUs”), in an exercise price of NIS 1, pursuant to the Israeli Plan and the US Plan, exercisable into Shares of the Company to Israeli employees or consultants of the Company and to US employees. As of December 31, 2009, 93,906 RSUs are nonvested and 79,914 are forfeited.

The options and the RSUs granted under the Israeli Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions. Under the “capital gains taxation route,” the Company is not entitled to recognize a deduction for tax purposes of the gain recognized by the employee upon sale of the shares underlying the options,  however sale of the shares underlying the RSUs are taxed as working income and is deductible for tax purposes.

On September 16 2009, the Company’s Board of Directors approved a new equity incentive plan named the “Retalix Ltd. 2009 Share Incentive Plan” (the “2009 Plan”) and resolved that all new grants of awards shall be made under the 2009 Plan and not the Company’s Second 1998 Share Option Plan or the Company’s 2004 Israeli Share Option Plan, unless determined otherwise by the Board of Directors. The Board of Directors also increased the total pool of Ordinary Shares available for issuance under all of the Company’s equity incentive plans by 2, 000,000 Ordinary Shares. The 2009 Plan is substantially similar to the Company’s 2004 Israeli Share Option Plan, as amended, with the addition of an addendum setting forth certain terms of options that may be granted to U.S. employees and service providers, including incentive stock options (“ ISOs ”). Currently, the Company may only grant to U.S. grantees nonqualified stock options under the 2009 Plan as the grant of incentive stock options requires the approval of our shareholders pursuant to applicable tax laws.

F - 30 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –  EQUITY (continued):

As of December 31, 2009, no options to purchase ordinary shares were outstanding under the 2009 Plan. As of such date, 5,039,803 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

Compensation expense in respect of the former CEO entitlement to options, see note 16. Total expenses in the years ended December 31, 2009, 2008 and 2007 in respect of these options, before the tax effect, were $0, $538,000 and $832,000, respectively.

Following is a summary of the status of the option plans:

	2009		2008		2007
	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price	Number of options	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options and RSUs outstanding at beginning of year	1,799,924	16.33	3,279,338	16.53	3,091,410	18.05
Changes during the year:
Granted	898,898	11.68	254,764	12.29	671,135	10.37
Exercised*	(81,674)	0.25	(388,389)	10.21	(180,692)	13.36
Forfeited or expired	(503,195)	20.89	(1,345,789)	17.81	(302,515)	20.36
Options and RSUs outstanding at end of year**	2,113,953	13.62	1,799,924	16.33	3,279,338	16.53
Options and RSUs exercisable at year-end	1,366,714	14.54	869,044	19.24	1,798,963	17.88
Weighted average grant date fair value of options and RSUs granted during the year		6.1		5.4		10.3

*	The total intrinsic value of options exercised during the years ended December 31 2009, 2008 and 2007 is $933,353, $1,511,522 and $1,163,741, respectively.

**
As of December 31, 2009, there was $4,365,631 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.80 years.

F - 31 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31
	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	48%-66%	65%-69%	33%-42%
Risk free interest rate	1%-2%	1%-3%	3%-5%
Expected holding period (in years)	3-6	3-4	2.5-4

The following table summarizes information about options and RSUs under the Company’s plans outstanding at December 31, 2009:

Exercise price U.S.$	Number of options and RSUs outstanding at December 31, 2009	Aggregate intrinsic value * in U.S. $ In thousands	Number of options and RSUs exercisable at December 31, 2009	Aggregate intrinsic value * in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options and RSUs outstanding	Weighted average remaining contractual life (in years) of exercisable options and RSUs

RSUs 0.25	93,906	1,185	-	-	0.94	-
5.77	75,000	533	75,000	533	2.00	2.00
6.00	203,898	1,401	203,898	1,401	3.00	3.00
13.34	620,000	-	-	-	9.90	-
15.55	307,500	-	307,500	-	0.58	0.58
15.58	200,014	-	200,014	-	2.00	2.00
16.29	196,135	-	196,135	-	1.00	1.00
18.54	100,000	-	66,667	-	1.89	1.89
18.55	317,500	-	317,500	-	0.58	0.58
	2,113,953	3,119	1,366,714	1,934	**3.85	**1.36

* Based on the Company’s share last known closing price at the Nasdaq Global Select Market as at December 31, 2009, of $12.87 per share.

** The weighted average in respect of all the options and RSUs.

F - 32 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –  EQUITY (continued):

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

During 2001, the subsidiary granted the said options to purchase 270,000 shares partly at an exercise price per share of NIS 0.01, and to two employees at an exercise price of $5.55. During November 2008, 65,000 options were exercised to shares. As of December 31, 2008, all the unexercised options were forfeited.

On November 23, 2004, the above subsidiary’s board of directors approved an additional employee stock option plan (“the Subsidiary 2004 Plan”). Pursuant to the Subsidiary 2004 Plan, options to purchase 36,000 ordinary shares, of NIS 0.01 par value each, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the taxation route for grants under Section 102 of the Income Tax Ordinance [New Version], 1961. All options granted under the Subsidiary 2004 Plan bear an exercise price of $5.55 and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of the Company or its subsidiary - provided that the employee is still employed by the subsidiary or the Company at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant. As of December 31, 2009, options to purchase 27,033 ordinary shares of the subsidiary were outstanding under the above subsidiary employee plans, at an exercise price of $5.55 per share

F - 33 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –  EQUITY (continued):

b)
On December 1, 2004, the board of directors of another subsidiary (the “Additional Subsidiary”) approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, options to purchase up to 1,500,000 shares of the Additional Subsidiary can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a limited liability company, to a C corporation or (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant. Accordingly, on December 14, 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of affiliates. The options granted bear an exercise price of $0.3748, which reflects the market value per share according to an independent valuation. Through December 31, 2009, 356,000 of these options were forfeited and the remaining are outstanding. In addition, on July 31, 2006 additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to the management valuation.   All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an IPO or change of control or upon the administrating committee discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. Through December 31, 2009, 52,000 of these options were forfeited and the remaining are outstanding.  The plan shall terminate ten years from the grant date.

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

F - 34 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

2)
Out of the Company’s retained earnings as of December 31, 2009 and 2008, approximately $40,580,000 and $40,079,000 are tax-exempt respectively, due to “Approved Enterprise” status granted to some of the Company’s facilities – see note 10b. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $10,145,000 and $10,020,000 would be incurred as of December 31, 2009 and 2008, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividends. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration. See also notes 10b and 10g(5).

NOTE 10 – TAXES ON INCOME:

a.      Corporate taxation in Israel:

Tax rates:

1)
The income of the Company and its Israeli subsidiaries (other than income from “approved enterprises”, see b. below) is taxed at the regular rate.  Taxable income of Israeli companies pursuant to the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010) is subject to tax at the rate of, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter

2)	Subsidiaries outside Israel:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The Company U.S. subsidiaries are taxed on a consolidated basis. The enacted statutory tax rates applicable to the Company’s primary subsidiaries outside Israel are as follows:

Company incorporated in the U.S. – tax rate of 37%-40%.
Company incorporated in Italy – tax rate of 33%.
Companies incorporated in Australia, France, Japan and U.K. – tax rate of 30%-40%.

b.     Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”)

The Company has been granted an “Approved Enterprise” status under the investment law including Amendment No. 60 thereof, which became effective in April 2005.

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria. In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable profits attributable to the specific program of investment to which the status was granted.

F - 35 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments that qualify under the Investment Law. Under the amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made and other conditions were established for new approved enterprises or expansions. Moreover, with a view to simplifying the bureaucratic process, the amendment provides that, in the event that an investment project meets all of the eligibility criteria under one of the Alternative Tracks, a project will automatically qualify for Approved Enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

The amendment generally does not apply retroactively to investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004 (even when investments under these programs are made after January 1, 2005). The amendment will only apply to a new Approved Enterprise and to an Approved Enterprise expansion for which the first year of benefits is 2004 or any year thereafter.

The Company is entitled to additional tax benefits as "companies of foreign investors", as defined by the law.

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

As of December 31, 2009, the periods of benefits relating to seven of the approved enterprises of the Company have already expired. The periods of benefits relating to other two approved enterprise programs will expire in 2011 and 2015.

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

F - 36 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Inflationary Adjustments Law”)

Pursuant to the Israel Income Tax Law (Adjustments for Inflation), 1985 (hereinafter - the Adjustments Law), the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israel CPI. The Israeli companies in the Group are taxed under this law. Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the amendment), the provisions of the Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company and its Israeli subsidiaries will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the Company through the end of the 2007 tax year.

These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these financial statements. ASC 740-10-25, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

e.      Carryforward tax losses:

Carryforward tax losses of the Company as of December 31, 2009 and 2008 aggregate approximately $26,003,000 and $18,059,000, respectively.

Carryforward tax losses of certain subsidiaries as of December 31, 2009 and 2008 aggregate approximately $52,626,000 and $53,730,000, respectively.

F - 37 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

As of December 31, 2009 and 2008, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $48,369,000 and $43,600,000, respectively, which include approximately $5,600,000 relating to excess stock option deductions.  The U.S. subsidiaries have state net operating loss carryforwards of approximately $33,375,000, which includes approximately $5,600,000 relating to excess stock option deductions discussed above. Federal and State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2015 through 2029. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $35,700,000 and $15,800,000, respectively, are subject to an annual limitation under Internal Revenue Code ("IRC") section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

f.	Uncertain tax positions:

Effective January 1, 2007, the Company adopted ASC 740-10 which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity of the Company unrecognized tax benefits:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	U.S. $ in thousands	U.S. $ in thousands	U.S. $ in thousands
Balance at Beginning of Year	2,672	3,000	2,273
Increase (decrease) in tax positions for prior years	987	(373)	189
Increase in tax positions for current year	5	45	538
Balance at End of Year	3,664	2,672	3,000

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $ 3,664,000 and $2,672,000 at December 31, 2009 and 2008, respectively. The liability in respect of unrecognized tax benefits included accrued potential interest of $ 890,000 and $ 792,000, respectively. We expect unrecognized tax expenses to change over the next 12 months due to closure of the Company’s tax assessment for the years 2005-2007.

In years 2009, 2008 and 2007, the Company recognized interest expense related to unrecognized tax benefits in the amounts of $98,000, $421,000 and $149,000, respectively. As of December 31, 2009, the amounts of interest accrued on the balance sheet are $890,000.

In addition, consistent with the provisions of ASC 740-10, the Company classified a liability for unrecognized tax benefits in amount of $476,000 from current to non-current liabilities because payment of cash is not anticipated within one year subsequent to the balance sheet date.  This non-current liability is included in the consolidated balance sheet among long-term liabilities.

F - 38 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

g.     Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance are as follows:

		December 31
		2009	2008
		U.S. $ in thousands
1)	Provided in respect of the following:
	Provisions for employee rights	1,026	1,522
	Deferred revenues	1,062	2,224
	Carryforward tax losses	21,505	19,676
	Doubtful accounts	1,875	2,045
	Research and development	2,326	5,277
	Employee stock options and RSUs	2,350	1,802
	Non employee stock options	432	501
	Depreciable fixed assets	91	115
	Goodwill and other intangible assets	4,678	5,387
	Other	282	304
		35,627	38,853
	Goodwill and other intangible assets	(269)	(286)
		35,358	38,567
	L e s s- valuation allowance	(18,520)	(18,520)
		16,838	20,047

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31
	2009	2008
	U.S. $ in thousands

As a current asset	4,957	4,871
As a non-current asset	12,150	15,462
	17,107	20,333
As a non-current liability	(269)	(286)
	16,838	20,047

F - 39 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)
Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 18%- 40%.

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

h.	Income (loss) before taxes on income and income taxes (tax benefit) included in the income statements:

		Year ended December 31
		2009	2008	2007
		U.S. $ in thousands
1)	Income (loss) before taxes on income:
	Israeli	4,523	(3,757)	(972)
	Non-Israeli	5,060	(56,336)	550
		9,583	(60,093)	(422)
2)	Income taxes (tax benefit) included in the income statements:
	Current:
	Israeli	(1,337)	(5,478)	1,461
	Non-Israeli	1,546	1,009	957
		209	(4,469)	2,418
	Deferred:
	Israeli	3,222	(1,696)	(3,454)
	Non-Israeli	63	(2,795)	601
		3,285	(4,491)	(2,853)
		3,494	(8,960)	(435)

F - 40 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)
Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2009-26%, 2008-27% and 2007-29%) and the actual tax expense:

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands
Income before taxes on income, as reported in the income statements	9,583	(60,093)	(422)
Theoretical tax expense (tax benefit)	2,492	(16,221)	(122)

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	657	722	1,292
Disallowable goodwill Impairment	-	11,771	-
Increase (decrease) in taxes resulting from different tax rates applicable to non - Israeli subsidiaries	70	(1,788)	178
Changes in valuation allowance	-	2,410	661
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - see c. above	(281)	603	(3,013)
Prior years tax expenses*	(1,417)	(5,793)	-
Increase (decrease) in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(248)	(134)	609
Change in corporate tax rates, see a(1) above	2,290	(312)	178
Other	(69)	(218)	(218)
Taxes on income (tax benefit) for the reported years	3,494	(8,960)	(435)

*
During 2008 the Company recorded a tax benefit of approx $5.8 million due to a recent retrospective applied change in the Israeli Law for the Encouragement of Capital Investments, under which the Company was entitled to additional tax benefits in the years 2005 and 2006 (prior to the change the financial statement changes include tax expenses calculated based on the prior enacted law as required under ASC 740). During 2009 the company concluded its tax assessment for the tax years 2003 through 2004 which resulted in a tax income of $1.4 million.

i.
Tax assessments

The Company has received final tax assessments through the year ended December 31, 2004. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2005. Retalix Italia received final assessments through the year ended December 31, 2004. The Israeli subsidiaries received final assessments through the years ended December 31, 2005. Other subsidiaries have not been assessed since incorporation.

F - 41 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2009
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	5,260	23,565	31,635
Liabilities	(59)	(19,149)	(11,744)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31
	2009	2008
	U.S. $ in thousands
a. Accounts receivable:

1) Trade:

Open accounts	64,038	78,257
Less - allowance for doubtful accounts	9,224	8,240
	54,814	70,017

2) Other:

Government departments and agencies	7,933	10,895
Short term deposits	477	274
Derivative financial instruments	331	103
Other	150	282
	8,891	11,554

b.	Marketable securities and Long term investments:

1)	Held to maturity bond securities - the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized	Unrealized	Unrealized	Aggregate
	Cost	gains	Losses	fair value
	U. S. $ in thousands
At December 31:
2009	608	6	(14)	600
2008	1,052	17	(43)	1,026

The bonds mature as follows:

U.S. $ in thousands
2010	190
2011	196
2020	222
608

F - 42 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

2)	ARS – See note 1d and note 1n.

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2009	2008
	U.S. $ in thousands

Among current assets:
Trading	-	2,749
Held to maturity corporate bond securities	226	490
	226	3,239
As a non-current asset:
Available for sale security	300	300
Held to maturity corporate bond securities	382	562
	908	4,101

c.	Long-term receivables:

1)	Long-term receivables are composed as follows:

	December 31
	2009	2008
	U.S. $ in thousands

Long-term loans to employees *	-	14
Long-term trade receivables	1,551	3,660
Less - Unamortized discount**	(165)	(292)
	1,386	3,382

*	Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 4%. Repayment dates are up to four years from the date of grant.

**	The discount is based on imputed interest of 4%.

F - 43 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Fair value of financial instruments:

The fair value of the financial instruments included in the working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates. The amounts funded in respect of employee rights are stated at surrender value which is closed to its fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1)	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2)	The fair value of short and long-term marketable securities is based on quoted market prices.

3)	The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates.

As to the fair value of derivatives, see b. below. As to the fair value of marketable debt securities, see note 12b.

b.      Derivative financial instruments:

The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under ASC 815.

During 2009, the Company entered into several foreign currencies forward and cylinder contracts for conversion of Australian dollar, Pounds Sterling, Euro and Israeli currency into a notional amount in dollars. Most of these contracts were rolled over a few times since their original closure in recent years.

As of December 31, 2009, the Company had thirty open contracts of this nature for the conversion of such foreign currencies into a total of approximately $6.5 million, the fair value of which as of December 31, 2009 is $331,000, which reflects the estimated amounts that the Group would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2008, the Company had nineteen open contracts of this nature for the conversion of such foreign currencies into a total of approximately $9.9 million, the fair value of which as of December 31, 2008 was $103,000.

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

F - 44 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

Geographic segments:

Summarized financial information by geographic segment, for 2009, 2008 and 2007 is as follows:

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands

Revenues:
U.S	112,739	126,114	123,266
Israel	21,284	22,243	18,738
International*	58,370	73,270	79,407
Total revenues	192,393	221,627	221,411

* The international segment includes revenues from customers in Europe	39,296	59,077	46,838

b.	Enterprise-wide disclosure:

The composition of the Group’s property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated
	balance at
	December 31
	2009	2008
	U.S. $ in thousands

Israel	14,299	13,148
U.S.	693	1,259
International	241	327
	15,233	14,734

As for location of goodwill, see note 4a.

c.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2009, 2008 and 2007, no customer generated revenues in excess of 10% of the Group’s total revenues.

F - 45 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	8,240	8,864	4,975
Increase during the year	3,781	3,663	5,278
Bad debt written off	(2,797)	(4,287)	(1,389)
Balance at end of year	9,224	8,240	8,864

	Year ended December 31
	2009	2008	2007
	U.S. $ in thousands
b. Financial income (expenses):
Gains (losses) on marketable securities – net	398	(141)	95
Non-dollar currency gains (losses) – net	1,054	(1,883)	1,227
Impairment of auction rate security	-	(700)	-
Interest income	693	879	1,950
Interest and bank commissions expense	(388)	(133)	(2,240)
	1,757	(1,978)	1,032

c. Other (income) expenses - net:
Loss (gain) on sale of property and equipment	44	(46)	(57)
Gains on sale of product line	(150)	(210)	-
Debt remittal	-	(43)	-
Due Diligence Costs	-	-	700
Other non-recurring income	(48)	(77)
	(154)	(376)	643

d.
Indirect private placement costs relate to a Private Placement completed in November 2009 that generated $32.9 million dollars proceeds and $1.8 million dollars in indirect expenses for legal, insurance and employees related costs.

F - 46 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA (continued):

e.      Earnings per share (“EPS”):

Following are data relating to the nominal value of shares - basic and diluted used in the purpose of computation of EPS:

	Year ended December 31
	2009	2008	2007
	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earnings per share	20,824	20,265	19,851

Add incremental shares from assumed exercise of options	196	-	-
Weighted average number of shares used in computation of diluted earnings per share	21,020	20,265	19,851

For the years ended December 31, 2009, 2008 and 2007 options in the total amount of 2,291,149, 1,799,924 and 3,279,338 respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.

16 – RELATED PARTY TRANSACTIONS:

1)
On November 19, 2009, the Company entered into a management services agreement (“Management Agreement”), with investors.  Under the Management Agreement, the investors provide management services and advise and provide assistance to the Company management concerning the Company’ affairs and business.  The investors are required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the investor group members.

In consideration of the performance of the management services, the Company will pay to the investors an aggregate annual management services fee in the amount of $240,000, plus value added tax pursuant to applicable law, which is allocated among the investor group members at their discretion. The management services fee is payable quarterly in arrears. The Company also reimburses the investors for reasonable out-of-pocket expenses incurred by them in connection with the management services.

The Management Agreement has an initial term of five years and will be automatically renewed for additional successive one-year terms, unless terminated for any reason by any party during any renewal period, upon thirty days' advance written notice to the other party prior to expiration of the relevant renewal term.

F - 47 -

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16–RELATED PARTY TRANSACTIONS (continued):

2)
Concurrently with the execution of the private placement agreements with the investors on September 3, 2009, the Company entered into a separation agreement with the Company’s former CEO for the termination of his services.  The termination date was December 31, 2009.  Pursuant to the separation agreement, on the termination date, the Company paid $333,000 representing five months of management fees and a termination bonus, and released the moneys accumulated in the various employee funds maintained by us for the former CEO, which relate to the period he was the Company’s employee.  Pursuant to the separation agreement, the Company also paid the annual bonus for the year 2009 and committed to pay the monthly fee during the six-month post-termination period. Our former CEO agreed to extend the non-competition and non-solicitation period under the management agreement from one year to four years in exchange for a payment of $400,000.

Pursuant to the separation agreement, upon the closing of the private placement, the former CEO stock options described above in note 9b became fully exercisable until their respective expiration dates. For four years following termination, the Company’s former CEO is required to grant the Company’s chairman of the board a voting proxy with respect to his ordinary shares, to the extent that they constitute more than 2.0% of the outstanding ordinary shares.

F - 48 -