Form 20-F
period 2010-12-31
RETALIX LTD
filed 2011-04-14
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-1021604

RETALIX LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

10 ZARHIN STREET, RA’ANANA 43000, ISRAEL
(Address of principal executive offices)

Hugo Goldman, CFO
Tel: 972-9-776-6696;  E-mail: hugo.goldman@retalix.com

10 Zarhin Street, Ra’anana 43000, Israel
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 1.0 per share	Name of each exchange on which registered NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

_____________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,160,075 Ordinary Shares, nominal value NIS 1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company:

☐Yes   ☒ No

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

Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On April 12, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.446 to $1.00.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

 Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income (loss) data set forth below with respect to the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the selected consolidated balance sheet data set forth below as of December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2008, 2009 and 2010 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$73,195	$80,511	$72,907	$58,145	$58,000
Services	130,549	140,900	148,720	134,248	149,374
Total revenues	203,744	221,411	221,627	192,393	207,374
Cost of revenues:
Cost of product sales	36,690	39,132	45,201	39,560	34,974
Cost of services	44,562	65,281	88,078	74,564	88,526
Total cost of revenues	81,252	104,413	133,279	114,124	123,500
Gross profit	122,492	116,998	88,348	78,269	83,874
Operating expenses:
Research and development expenses-net	60,375	58,653	38,357	28,991	29,657
Selling and marketing expenses	33,495	31,617	23,623	18,776	17,338
General and administrative expenses	27,426	27,539	26,677	21,007	24,635
Other (income) expenses-net	22	643	(376)	(154)	(181)
Indirect private placement costs	-	-	-	1,823	-
Impairment of goodwill	-	-	58,182	-
Total operating expenses	121,318	118,452	146,463	70,443	71,449
Income (loss) from operations	1,174	(1,454)	(58,115)	7,826	12,425
Financial income (expenses)-net	79	1,032	(1,978)	1,757	3,509
Income (loss) before taxes on income	1,253	(422)	(60,093)	9,583	15,934
Tax benefit (taxes on income)	507	435	8,960	(3,494)	(4,667)
Share in income (losses) of an associated company	(57)	(3)	54	17	25
Net income (loss)	1,703	(10)	(51,079)	6,106	11,292
Minority interests in losses (gains) of subsidiaries	(425)	(508)	(537)	(310)	(505)
Net income (loss) attributed to Retalix Ltd.	$1,278	$(498)	$(51,616)	$5,796	$10,787

Earnings (losses) per share:
Basic	$0.07	$(0.02)	$(2.55)	$0.28	$0.45

Diluted	$0.06	$(0.02)	$(2.55)	$0.28	$0.44

Weighted average number of shares used in computation:
Basic	19,491	19,851	20,265	20,824	24,102
Diluted	20,127	19,851	20,265	21,020	24,515

	Year ended December 31,
	2006	2007	2008	2009	2010
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash, Cash equivalents, Deposits and Marketable Securities	$60,977	$27,596	$37,647	$104,583	$134,572
Working capital	68,659	71,611	83,305	128,910	150,330
Total assets	279,174	288,590	240,792	285,009	304,692
Total debt	6,024	1,055	772	708	267
Shareholders' equity	211,051	218,518	175,722	215,944	231,076
Capital stock	161,761	172,025	180,815	214,927	218,804

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

Risks Related To Our Business

We recorded losses in 2008 and may not be able to sustain profitability.

For the year ended December 31, 2008, we recorded a net loss of $51.6 million. Our 2008 results were adversely impacted by an impairment of goodwill amounting to $58.2 million. Before this impairment charge, we still would have had a net loss in 2008, were it not for a tax benefit. For the years ended December 31, 2009 and 2010, we recorded net income of $5.8 million and $10.8 million, respectively. Our ability to sustain profitability in the future depends in part on the global economy, which has adversely affected our industry. Though we resumed hiring in the end of 2009, we have in the past undertaken cost cutting initiatives in response to the worldwide economic conditions, including a reduction in our worldwide workforce, which could lead to a deterioration of our competitive position. In the future, we may have to undertake additional cost reduction initiatives to achieve and sustain profitability, and to the extent we do not do so sufficiently, our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not report losses in future periods.

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

The downturn in the global economy worldwide that took place in 2008 and 2009 has adversely affected the retail food industry, our primary target market, which has had a material adverse effect on our revenues and results of operations.  If adverse economic conditions continue or worsen, our revenues and results of operations could be adversely affected.

Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as supermarkets, convenience stores, fuel chains and restaurants as well as wholesalers and suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures, are affected by overall economic conditions and face shoppers that are increasingly looking for value.  The downturn in the global financial and credit markets in 2008 and 2009 caused liquidity problems for certain countries, for many financial institutions and for many of our customers and still adversely affected investor and consumer confidence generally throughout 2010. This has resulted in a curtailment of capital investment by many of our existing and potential customers, which continued to adversely affect to a certain extent our revenues and results of operations, mainly in the U.S..  Conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products, as well as increase the credit risk relating to our customers.  Although we do not extend payment terms beyond our standard payment terms and evaluate thoroughly customer’s financial and/or credit conditions, a significant adverse change in the future in these conditions could also require us to assume greater credit risk relating to customers’ receivables or could limit our ability to collect receivables or recognize revenues related to previous purchases by customers.  However, when such deterioration occurs for a customer, future sales are considered thoroughly before they are entered into and revenue is recognized only when collectability is probably assured and all other revenue recognition criteria are met.  Although our reserves for doubtful accounts and write-offs of accounts receivable decreased in 2010, it may increase in the future due the aforementioned risk.  The current worldwide economic situation has also resulted in sharp currency fluctuations, which have harmed and could further harm our results of operations.

        If we fail to manage changes in personnel effectively, our business could be disrupted, which could harm our operating results.

In the past, there were periods in which we experienced rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations. Any failure to manage growth effectively could disrupt our business and harm operating results. Although in 2008 and most of 2009 we reduced the size of our workforce in response to the prevailing adverse economic conditions, we resumed hiring in the fourth quarter of 2009 and may experience additional growth in the future. Reductions or increases in personnel also entail risks of business disruption and potential adverse effects on our sales and marketing efforts, customer service and research and development activities.  These adverse effects could harm our operating results.

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

    In this respect, we have recently introduced, for example, our new Retalix 10 Store Suite and a new and broadened offering of services. If these new initiatives do not adequately meet the needs of our customers our business results may suffer.

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

We have been implementing a new enterprise resource management, or ERP, system to improve our internal management of our financial operations. This is intended to result in a more centralized, streamlined planning system featuring more transparent and efficient use of real-time data.  We have incurred significant expenses in implementing such system. Investments in new technology are complex and time consuming. Such a new system may not achieve the anticipated improvements to our enterprise resource management, may cause unexpected delays due to errors until their correction, may require us to continue incurring expenses and making investments in the system in order to make it more efficient and could create problems with our planning, integration of data or compatibility with other internal systems.  This may result in increasing our costs and adversely affecting our financial results or our ability to report our financial results in a timely and accurate manner.

Sales to large customers represent a significant portion of our revenues, and a significant reduction in sales or services to these customers could significantly reduce our revenues.

Sales to large supermarket, convenience store and fuel chains as well as large distributors are typically large in size and represent a significant portion of our revenues. A significant reduction in sales and services to any of our large customers could significantly reduce our revenues. This has already occurred in 2008, 2009 and 2010, and it could continue or worsen.  We anticipate that sales and services to large customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

The long sales cycle for certain of our products and services could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from two months to one year or more. We have found that this process is even longer during periods of economic uncertainty, or when we introduce a new product or service, as in the case of the Retalix 10 Store Suite applications that we announced recently.  Even after the evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months. The implementation process is also subject to delay.  We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue, and therefore our quarterly operating results have varied in the past and may vary in the future. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These factors include:

•	the potential cancellation of orders based on customers’ changing budgetary constraints and changing economic conditions;

•	the shift in orders expected in one quarter to another quarter because of the timing of customers’ procurement decisions;

•	the unpredictability of internal acceptance reviews;

•	the size, timing, terms and fluctuations of customer orders and rollout schedules;

•	the long sales cycle associated with certain of our software products;

•	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

•	general economic conditions;

•	changes in pricing by us or our competitors;

•	fluctuations in currency exchange rates, and especially the strengthening of the New Israeli Shekel and the devaluation of the US Dollar, the Euro and the British Pounds Sterling;

•	the uncertainty regarding the adoption of our current and future products, including such products as our recently announced Retalix 10 Store Suite applications;

•	technical difficulties with respect to the use of software solutions and services developed by us;

•	seasonality in customer purchasing and deployment patterns;

•	uncertainty regarding the adoption of our new and future services offerings; and

•	reduced service orders due to reduced product revenues.

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

Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, this risk applies to: products which are implemented at larger retailers who have multiple divisions requiring multiple implementation projects; products that require the execution of implementation procedures in multiple layers of software, and/or products which offer retailers more deployment options and other configuration choices; and / or customer projects that may involve third party integrators to change business processes concurrent with the implementation of our software. Delays in the implementation of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation. Significant problems implementing our software therefore can cause, in addition, delays or prevent us from collecting fees for our software and can damage our ability to generate new business

Our acquisition of businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

From 2004 through 2008, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products or technologies. However, we cannot assure you that suitable acquisition candidates can be located, that acquisitions will be completed with favorable terms (including, for antitrust or other regulatory concerns), or that acquisitions we have made or will make in the future will indeed enhance our portfolio or strengthen our competitive position. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in two acquisitions in 2005.  Acquisitions involve numerous risks, including:

•	problems in integration of acquired operations, technologies or products and personnel;

•	unanticipated or unidentified costs or liabilities, whether or not a proposed acquisition is consummated;

•	diversion of management's attention;

•	adverse effects on existing business relationships with suppliers and customers, which could lead to bad debts;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees, particularly those of the acquired organizations; and

•	potential future write-offs of goodwill recorded as a result of the acquisitions.

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

Our Retalix 10 Store Suite is in varying stages of development and, if unsuccessful, our revenue growth could be adversely affected.

In January 2011, we announced the introduction of the Retalix 10 Store Suite. While we have completed the majority of the Retalix 10 development effort and have begun rollouts of certain software modules with a few of our customers, we cannot assure you that this development will be completed successfully and on time, or that many customers will purchase the new Retalix 10 Store Suite. If we experience delays in completion of this development effort or if we are unsuccessful in marketing and selling our Retalix 10 Store Suite to retailers, our revenue growth could be adversely affected.

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

Our SaaS infrastructure could be vulnerable to security breaches, computer viruses or similar disruptive problems. Our SaaS servers provide access to and distribution of many of our enterprise software solutions, products and services to our SaaS customers. Providing unimpeded access to our SaaS servers is critical to servicing our SaaS customers and providing superior customer service to them. These systems are also subject to telecommunications failures, power loss and various other system failures. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of our SaaS servers. Our inability to provide continuous access to our SaaS servers could cause some of our customers to discontinue subscribing to our SaaS applications and harm our business reputation.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more associated open source licenses could negatively affect our business.

Some of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, including, for example, the Mozilla Public License, the BSD License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using such open source software, that we provide various notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. The terms of some open source licenses have not been interpreted by any U.S. court or, to our knowledge, any other court, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our products. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful, we could be enjoined from distribution of the products that contained the open source software and/or required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software, which could limit or eliminate our ability to commercialize such software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software. Although we take reasonable steps to ensure that our programmers do not include open source software in products and technologies we intend to keep proprietary, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into products and technologies we intend to keep proprietary.

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

As our portfolio of products is comprised of complex software products designed to address our customers’ critical business functions, the success of our business and our business operations depends on our ability to attract, train, motivate and retain highly qualified engineers, software programmers and sales and marketing personnel, as well as other highly qualified personnel, on a global basis. Competition for highly-skilled engineers, IT professionals and sales and marketing personnel is intense in our industry, and we may not be successful in attracting, assimilating or retaining qualified engineers, IT professionals and sales and marketing personnel to fulfill our current or future needs. This could adversely impact our ability to develop, sell and market our products and services, and our ability to meet the needs of our customers. Moreover, if we are successful in winning several new customers or several new large-scale projects in a short period of time, we may be required to rapidly attract and retain additional highly qualified IT professionals. Failure to rapidly attract such appropriate personnel may result in increased retention costs and create difficulties in managing our operations and meeting our commitments to our customers and compete successfully on new business.

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

We currently offer our software products, professional services and SaaS services in a number of countries and we intend to enter additional geographic markets. Our business is subject to risks that often characterize international markets and may have a material adverse effect on our international operations, which could harm our results of operations and financial condition, including:

•	potentially weak protection of intellectual property rights;

•	economic and political instability;

•	import or export licensing requirements;

•	partial or non-acceptance of non-localized products;

•	legal and cultural differences in conduct of business (including trade restrictions and immigration regulations);

•	difficulties in collecting accounts receivable;

•	longer payment cycles;

•	unexpected changes in regulatory requirements and tariffs;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

•	fluctuations in exchange rates;

•	potentially adverse tax consequences; and

•	difficulties in complying with varied regulatory requirements across jurisdictions.

    Our business and operating results could be harmed if we fail to protect and enforce our intellectual property rights.

Any misuse of our technology or the development of competing technology can considerably harm our business. Our portfolio is vastly comprised of software products we developed or acquired over the years, and that we regard as proprietary. While we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements, licensing arrangements and other methods to protect our intellectual property rights, we currently have one patent application pending and no issued patents protecting our products. In addition, the laws of some countries in which our products are or may be developed, marketed or sold may not protect our products or intellectual property rights, increasing the possibility of piracy of our technology and products. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology.

Our intellectual property rights protection measures may not be adequate and therefore we may not be able to prevent unauthorized use of our products. It may also be necessary to litigate to enforce our copyrights and other intellectual property rights, to protect our trade secrets or to determine the validity of and scope of the proprietary rights of others. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business and results of operation.

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

    Our results of operations could be harmed as a result of a strengthening or weakening of the dollar compared to these other currencies.

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, the British Pounds Sterling and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses  are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as the NIS, the British Pounds Sterling or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2008, 2009 and 2010 the dollar depreciated in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results.  In addition, our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we have entered and may continue to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations and, even if they do protect us, involve financing costs we would not otherwise incur.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposed certain duties on us and our executive officers and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. We cannot assure you that we will able to conclude in future years that we have effective internal control over financial reporting.  In particular, we are still in the process of implementing an ERP system to improve our internal management of our financial operations.  This could create problems with our planning, integration of data or compatibility with other internal systems.  Controls that are considered adequate at one time may become inadequate in the future because of changes in conditions or a deterioration in the degree of compliance with policies or procedures. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Under ASC 718 “ Compensation – Stock Compensation ”, we are required to record a compensation expense in connection with share-based compensation which significantly reduces our profitability.

Accounting Standard Codification No. 718 requires all share-based payments to employees to be recognized as a compensation expense based on their fair values. During 2008, 2009 and 2010, this guidance had a material impact on our results by increasing our expenses, which lowered our reported net income by approximately $4.8 million, $2.2 million and $3.9 million, respectively. Should economic events or our business or operational characteristics change, or should there be a change in the habits of our employees with respect to stock option exercises and forfeitures, future determinations as to fair value may significantly change the value attributed to stock-based compensation and significantly impact our results of operations.

Risks Related To Our Location in Israel

Potential political, economic and military instability in the Middle East may adversely affect our results of operations.

Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and Palestinian groups.

Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations. Recent political events in Egypt and other countries in the Middle East have shaken the stability of those countries. In addition, in recent years Iran has been stepping up its efforts to achieve nuclear capability and has threatened Israel. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to violent events which may affect Israel and us.

We cannot predict the effect on us of any increase in the degree of violence by the Palestinians or others against Israel or the effect of political events or military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

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

Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2010, the value of the dollar decreased in relation to the NIS by 6%, while inflation increased by 2.7%. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

            We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

    We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law and its amendments, with respect to our production facilities that are designated as “Approved Enterprises” or “Benefited Enterprises”. See “Operating Results— Corporate Tax Rate” under Item 5.A of this annual report for additional information concerning our effective corporate tax rate. In order to receive these tax benefits, we are required to comply with certain requirements as described in “Taxation” under Item 10.E below. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund historical tax benefits of up to approximately $10.7 million, with interest and adjustments for inflation based on the Israeli consumer price index. In addition, an increase in our development activities outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be available in the future, at their current level or at any level.

    On December 29, 2010, the Israeli parliament approved an amendment to the law dealing with Approved and Benefited Enterprise programs effective as of January 1, 2011.  This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises meeting the criteria of the law.  See “Israel Taxation—Law for the Encouragement of Capital Investments, 1959” under Item 10.E of this annual report for additional information.

    Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption allow the company to defer its adoption to future years.  While we do not believe that the recent amendment will have a material effect on our provision for taxes, as the amendment has only recently been enacted, it is too early to predict how the new law is to be implemented since tax authority guidance has yet to be released and accepted practice has yet to be established.

Because we have received grants from the Office of the Chief Scientist, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

We received in previous years royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2010, our total contingent liability to the OCS in this respect amounted to $4.5 million. The OCS budget has been subject to reductions, which may affect the availability of funds for grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future grant may be less favorable than our past grant. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

As of March 20, 2011, the Alpha Group holds an aggregate of 4,803,900 ordinary shares and warrants to purchase an additional 1,250,000 ordinary shares, representing in the aggregate beneficial ownership of 23.8%  of our ordinary shares (after giving effect to the exercise of such warrants).  In addition, as of March 20, 2011, Ronex Holdings, Limited Partnership, or Ronex, an affiliate of the FIMI Opportunity Funds, holds 4,471,591 ordinary shares, representing beneficial ownership of 18.5% of our ordinary shares.  Furthermore, the Alpha Group and Ronex are parties to a shareholders agreement pursuant to which they have undertaken to elect a board of directors comprised of 11 members, of which six nominees will be designated by the Alpha Group and five nominees will be designated by Ronex.  They also have agreed to meet with one another before any shareholder meeting and try to reach a unified position with respect to the principal proposals on the agenda of such meeting. As a result of the shareholders agreement, the Alpha Group and Ronex may be deemed to share beneficial ownership of 10,525,491, or 41.4%, of our outstanding shares; see Item7A below.

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

    The Alpha Group is entitled to request us to register  with the SEC resales of 4,803,900 ordinary shares and 1,250,000 ordinary shares underlying warrants, subject to certain conditions and limitations on its registration rights and resale rights.  If the Alpha Group or other shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants or employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity securities.

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

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd. Our principal offices are located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is (011) 972-9-776-6696. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6100 Tennyson Parkway, Suite 150, Plano, Texas 75024, and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this annual report.

Our ordinary shares began trading on the TASE in October 1994 and on the Nasdaq National Market (now the Nasdaq Global Select Market) in July 1998.

During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we expanded our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, we widened our offerings to include certain merchandizing and supply-chain management solutions for retailers as well as for suppliers and manufacturers. In 2005, we introduced new sophisticated solutions complementing industry focuses and needs, such as customer loyalty and optimization of ordering. Over the last few years we have developed a number of merchandising applications, most particularly our buying suite (formerly known as Insync). In January 2011, we continued to enhance our store-based offerings with the introduction of our Retalix 10 Store Suite.

Principal Capital Expenditures

We had capital expenditures of $5.1 million in 2008, $3.0 million in 2009 and $2.6 million in 2010.  Our capital expenditures in 2008 consisted primarily of the purchase (in unfinished condition) and refurbishing of the 3rd floor of the building in which our corporate headquarters are located in Ra’anana, Israel, for $3.4 million and the purchase of computers and peripheral equipment. In 2008, we also started the implementation of a new ERP system for an aggregate amount of approximately $2.0 million, of which $0.1 million was invested in 2008. In 2009, we continued the purchase of software and related professional services, computers and peripheral equipment related to the ERP system, amounting to approximately $1.8 million, and our capital expenditures related to the 3rd floor refurbishment, levies, improvements and furniture amounting to approximately $1.2 million. During 2010, we purchased software, computers and peripheral equipment in the amount of $2.1 million that are mostly related to the increased development activity and partly related to our ERP system ongoing implementation. In 2011, we expect the purchase of software and related professional services, computers and peripheral equipment, office refurbishment and other expenditures of approximately $3.5 million, of which $2.5 million will be in Israel and $1 million will be in the United States. We have financed, and expect to continue to finance, these capital expenditures with cash generated from operations.

B. Business Overview

Overview

We are a leading provider of integrated software and services to retailers and distributors who operate in high volume, high complexity, fast moving consumer goods environments. Our customers include primarily food and fuel retailers and grocery, convenience store and foodservice distributors.  We also serve health and beauty/drug retailers and department stores. We design, develop and deliver mission critical software and services solutions to our customers. Spanning the retail and distribution supply chain from the point of sale to the warehouse, our suite of software solutions integrates the information flow across a retailer’s or distributor’s operations, encompassing stores, headquarters and in some cases distribution centers. Our recently announced Retalix 10 Store Suite enables retailers to manage their businesses, and to interact with their consumers across a multitude of touch-points/channels.  Our comprehensive solution suite enables retailers and distributors to better understand their customers, anticipate demand differentiate their offerings and thus elevate the customer experience. At the same time, we believe we enable our customers to manage their operations more profitably by assisting them to operate more efficiently, flexibly and with an emphasis on quick time to market. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our deep domain expertise, accumulated experience and focus on developing software and services solutions for our customers only in and focused on the above mentioned retail sector provide us with a competitive advantage in the market.

    We sell our solutions through a worldwide direct sales force. Our direct selling efforts are augmented by a combination of channel partners and resellers who enable us to expand our geographical scope and address smaller retailers to whom we do not sell through our direct sales force. Sales to Tier 1 and Tier 2 food retailers, large convenience store chains, major fuel retailers and large and mid-size foodservice, convenience store and grocery distributors have historically represented a substantial majority of our revenues.

    We also provide our customers with delivery services to implement and customize our applications to meet specific requirements of our customers and ongoing support and product maintenance services. In addition, we provide system integration services, or SI Services, tightly coupled to our product offerings, such as training, project management and testing.

    We believe that we are differentiated within the segments within which we operate. This stems from a number of factors including: deep domain expertise based on almost 30 years of activity focused only in the retail segments in which we operate while our main competitors are focused on numerous industry verticals, hardware and more; we have a strong customer base including some of the world’s leading and household name retailers; we have a leading portfolio of products and we have a business model in which we provide a multitude of services that are tightly related to our software solutions.

    We are able to serve a large and diverse customer base because we have designed our applications to include multiple levels of functionality that can be adapted to the various sizes and forms of retail operations of our customers. To date, our software solutions have been installed at approximately60,000 sites in 51 countries. Our customers include leading supermarket/grocery chains and food service distributors such as Big Y, Food Lion, Food Services of America, Hannaford Bros., Hy-Vee, Odom Beverage, Save-A-Lot and Save Mart in the United States; Argos, AS Watsons, Carrefour, Delhaize, Intermarche, Morrisons, Sainsbury’s and Tesco in Europe; large food distributors such as Metcash in Australia; and large convenience stores and major fuel retailers such as BP in Australia, the United Kingdom and North America, Casey’s and PetroChina in China, and Husky, Irving Oil, Love’s, Pilot Travel Centers and The Pantry in the United States and Canada.

Our Market Opportunity

Background

    The retail segments in which we operate today are markets in transformation. There are several trends ongoing in the market which we believe play to our strengths.

    The trends include a major shift towards consumers: today’s consumers are better informed, more empowered and as such the shopper dynamics are changing. Retailers need to understand what their consumers expect. The interaction with their consumers happens across many more touchpoints, channels and media (importantly mobile and social networks), at all times of the day and not just in the store as was once the case. Interaction and communication with the consumers need to be highly relevant and timely.

    The competition among high volume, high complexity fast moving consumer goods retailers is as fierce as ever, putting pressure on pricing and operating margins. This is compounded by the fact that most economies in which we operate are emerging from a major financial crisis. Regulation is becoming more stringent and consumers are changing behavioral patterns – for example an increased focus on “shopping for value”. While a few large retailers have been able to address these changes through economies of scale “everyday low price” strategies, the need for differentiation, innovation, very quick response times and time to market, and reasonable total cost of ownership, or TCO, across all retailers – including the “everyday low price” players - has never been higher.

    Competition is causing retailers to seek growth for their business both through continued internationalization and entrance into new retail segments.  As such the traditional retail segments are blurring. For example, large food retailers and distributors have expanded their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, food service, fuel stations and quick service restaurants, or QSRs (which in turn increased the competition and the needs in the convenience store market which was historically service by smaller chains and independent retailers). Further food retailers have been introducing a significantly wider assortment of non-food goods into their offering. Conversely, large non-food retailers have been ramping up their food offerings, mainly to increase the frequency of consumer visits to their stores.

    Retailers and distributors need to be able to convert their customer / market data into actionable knowledge, providing their consumers and suppliers with relevant, in context, optimized offerings and promotions. Pricing and assortment need to be adapted and optimized regularly to respond to competition and to drive sales and margins. To do this retailers require sophisticated retail information systems, ideally being fed by real time transaction and customer data, efficiently executing and tracking their operational tasks, such as order optimization, inventory management, merchandising and pricebook management while at the same time providing visibility into the supply chain processes.

   All of the above factors create a multitude of challenges for our customers. Retalix is well positioned to address these challenges.

The software and services needs of our customers and prospects.

            In order to deal with the changing customer dynamics and fierce competition, our customers need, and Retalix provides, robust, modular, architecturally advanced, information systems.

Currently, there are still numerous retailers, convenience stores, or C-Stores, and fuel players and distributors who are running a complex set of fragmented and poorly integrated legacy information systems, many over a decade old. Such systems are the byproduct of years of delaying implementation of a coherent enterprise-wide information technology, or IT, strategy, favoring patchwork upgrades over comprehensive system revitalization. As a result, many food and fuel retailers and distributors operate information systems that are difficult to adapt to today’s intensely competitive retail and distribution industries. In many cases, these retailers’ and distributors’ existing information systems consist of stand-alone point-of-sale, or POS, systems with little integration to other customer touch-points and/or with their back-office and with no enterprise-wide information system. These systems generally cannot be easily modified to provide cross-enterprise visibility, collaboration and integration, nor can they support the information capture and analysis necessary for reliable forecasting and coordinated purchasing decisions. In addition, in continuing to rely on these legacy systems, retailers and distributors face an increasing frequency of breakdowns and system failures, exposing them to the ongoing cost of expensive maintenance.

    Accordingly, many retailers and distributors are seeking to replace their legacy IT systems with modern, integrated retail information that addresses the challenges of today’s market, allow enterprise-wide information flow and enable implementation of sophisticated customer loyalty and promotion strategies. We believe that these replacement systems typically will be based upon a modular, open-systems architecture, or non-proprietary software that can be easily integrated into a retailer’s existing IT infrastructure. Systems meeting such criteria provide retailers and distributors with the flexibility to modify their systems and processes to respond to and manage their changing business environment.

    We operate in a large market, wherein we believe, based on our experience and independent industry analyst research, our total addressable market for software and services exceeds $6 billion annually and thus, over time, and while the market continues to transform and the competitive pressures are expected to increase, we have ample room for growth.

Our Solutions

    We  provide a suite of software applications and associated services for retailers and distributors, addressing the following main areas of activity: retail stores and sales channels, customer management and marketing, merchandising and headquarters (also known as the enterprise level), the supply chain/logistics and enhancing collaboration between retailers and distributors. Our solutions are designed to deliver an enhanced shopper experience across the various shopping channels and touch points while at the same time enabling our customers, the retailers and distributors, to achieve revenue and margin growth, differentiation, operational flexibility, fast time to market and cost effectiveness and efficiencies based, to a large extent, on interpretation and insight of the shopper demand. We believe that our solutions differentiate us from other providers of software solutions to retailers and distributors because they combine the following attributes:

Our in-store solutions drive unified and seamless usage and support across multiple retail formats and customer touch points

Our in-store solutions offer retailers the ability to unify the management and deployment of multiple retail formats and customer touch points and channels around a single software engine, or at a single retail site. Retailers can use software solution to operate different retailing formats such as grocery, health and beauty, fuel, sales, convenience, and QSRs; and to support a variety of consumer service points, such as, but not limited to, customer self-checkout, customer service kiosk, self-scanning, customer scale and pump terminal, as well as additional shopping channels such as e-commerce or mobile. This assists retailers in attracting new customers and in improving existing customer retention by enhancing the overall in-store consumer experience, and enabling quick and consistent delivery of new business capabilities.  Reduced TCO is another significant benefit, enabled by avoiding costly and lengthy integrations between different in-store solutions, or across multiple sales channels operated with different solutions.

Our next generation solution architecture provides multiple deployment options, driving high level of flexibility and reduced TCO

In response to retailers’ increasing demand for easier deployment, more flexibility in system solution, and reduced TCO, we developed our next generation solutions based on a “thin client” architecture. The concept of “thin client” enables installing software on in-store, or remote central servers with the users running the applications through a standard browser and/or with lighter client applications. Our new architecture enables using a choice between multiple deployment options – “Thick Store” (where each application is installed fully on each applicable computer), “Thin Store” (where applications reside on a central server (or in the “cloud”) and the entire store has “thin” clients accessing the central server, or “Thin” POS with in-store servers etc. This architecture reduces the need for expensive, bulky hardware and software installations at each store location and/or relevant computer, and reduces infrastructure costs; it is easier and more cost-effective to upgrade software, hence enabling quicker time to market of new business capabilities and reduced maintenance costs. Additionally, there is significantly greater flexibility and choice for the retailer IT teams, in deploying new systems and combining forms of thin/thick and hybrid within the same store, or same chain.

Our robust store solutions provide system resiliency and data redundancy

The retail segments that we are targeting are characterized by a highly complex operations and high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s POS system for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could impair a retailer’s internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest Fast Moving Consumer Goods, or FMCG, retailers and distributors, capable of supporting very high volumes of stores and checkout lanes at a high speed, without risk of significant malfunction or failure. Equally important, our software architecture deploys advanced data protection mechanisms for critical data through numerous mechanisms including duplication at the store or enterprise levels. For example, in case of system failures, each POS terminal can continue to operate in stand-alone mode, despite the interruption of communications with the store office application, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in leading global large supermarket chains as Tesco, Sainsbury’s, Delhaize. Publix and Woolworths is a strong testament to the reliability, robustness and resilience of our store solutions.

Our solutions can be easily integrated with existing IT infrastructures

The modular nature of our architecture and our tools for building open interfaces to external systems, including software protocol standards such as web services, XML, ARTS, PCI, etc., streamlines the introduction of our solutions into existing IT environments, reducing overall integration costs and enabling easy extensibility. Our customers can purchase systems that fit their current needs and budgets, and then replace legacy products, or add additional modules as their business needs evolve over time. Additionally, our solutions are hardware neutral, capable of working with retail platforms from most major hardware vendors, including IBM, NCR, Fujitsu, Epson, Dell and Wincor-Nixdorf. We are innovative in providing even self-checkout and self scan software that can be de-coupled from the hardware but that is compatible with the standard hardware. This modular and open architecture decreases the software integration risks associated with migrating from a retailer’s existing systems to our enterprise and in-store solutions, thereby ensuring quicker time to market and protecting previous IT investments. This also allows the retailers to make separate purchasing decisions for the hardware and the software, thus realizing great savings in hardware costs by being able to bid for the hardware as a standard market commodity.

Our enterprise solutions can be easily customized and localized

Most retailers and distributors require that software products be tailored to fit their specific operational needs. In addition, multinational retailers may operate in several regions or countries, and typically require specific customization per region. Typically, such a requirement demands significant implementation efforts. However, our products were designed and built to facilitate customer customization and  enhancements with reduced efforts. We offer to meet these needs through a combination of our open and easily extensible solution architecture and throughout our expert customization and delivery services.

Our Product Led  Services ensure successful implementations with our expert teams

We provide an extensive offering of strategic, value-added services, ensuring high-quality implementation of our solutions, which include program management, business consulting, testing, automated testing, training, documentation, support and more. Our product-led services are tightly linked to our software, enable one point of accountability for the deployment for our customers, and significantly enhance our value proposition as a leading retail solution and service provider (please see more detail below in the section “Our Product-Led Services” and under “Our Growth Strategy”).

Our solutions provide for both retail operations management and customer marketing and management

While retail enterprise solutions have traditionally focused on sales operations management, our solutions offering also includes sophisticated customer-centric solutions that add another important dimension to the retailer’s marketing efforts. Our Customer Management and Marketing Suite (also known as Retalix Loyalty and Promotions), focuses on increasing retention and influencing consumer spending habits through the use of personalized and targeted promotions and sophisticated loyalty marketing programs. Our store and sales channels  systems provide advanced functionality supporting promotions and loyalty programs either at the checkout lane (POS) or at any other touch point (such as self-checkout or customer service kiosk), and are integrated with our customer marketing and merchandising applications. This feature enables retailers’ marketing departments to devise a rich and flexible variety of loyalty programs and promotions on a chain-wide level that can be easily implemented at the store level and every customer touch point. Moreover, our integrated data analytics capabilities enable retailers to enhance customer experience and increase customer retention and spend, by analyzing customer transactions, gaining valuable customer insight and personalizing promotions for their loyalty program members.

Our demand-science solutions provide consistent demand data throughout the enterprise and the supply chain

Providing consistent demand data for each item throughout the enterprise, from store replenishment to distribution center forecasting and purchasing, is a key requirement driving reduced shrinkage and spoilage, reduced out-of-stock levels, and increased sales and supply chain efficiency. We believe that our high investment in demand “science” (including applications based on advanced algorithms that interpret demand and optimize replenishment orders) and the integration of this science throughout our solutions, provide our customers (the retailers) and us with a competitive advantage.

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext business unit in the United States and Israel operate enterprise-level applications, such as electronic payments, sales analysis, product and price management, demand-driven replenishment, and  reporting, on a SaaS basis, meaning that the application is remotely hosted on our centralized servers or “cloud” technology, and are accessed by the retailers over the web or private data lines. Our Connected Services (described below) allow independent retailers and small chains, based on a subscription fee, to use applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thus compete with them more effectively. The ability to support small retailers as well as high tier retailers expands our target market.

Our software solutions provide proven extensive and expert support for global multi-national operations of leading Tier 1 food and fuel retailers

Our software solutions provide retailers with extensive support, world-class technology and proven expert multi-national software solutions, that enable support of multiple retail environments and formats, languages, currencies, fiscal and legal regulations across multiple countries. We enable global, multi-national retailers to consolidate and standardize IT solutions across multiple retail concepts, brands, and geographic regions, while enjoying the flexibility to use different hardware configurations and deployment options and comply with local requirements and regulations. We believe that these capabilities provide us with a competitive advantage with leading global, multi-national retailers or with international retailers that are located in multi-lingual countries or that have stores near national borders. They prefer licensing one software solution from a single vendor for all their global estate, which, in addition to standardization, drives quicker time to market of business capabilities and lower overall maintenance costs.

Our Growth Strategy

We operate in a large market, and thus, over time, and while the market continues to transform and the competitive pressures are expected to increase, we believe we have ample room for growth. We strive to provide best in class software products and services targeted at high volume, high complexity, fast moving goods retailers and distributors.

The principal elements of our strategy to achieve our growth objectives are as follows:

We continuously aim to enhance our position as a leading software provider in our space.

We have a track record of innovation in this industry.  For example, we believe we were the first company to decouple retail software from its associated hardware.  In addition, over the last five years we have introduced, among other products, loyalty, dynamic receipts, “native” self-checkout (again, we believe, being the first in the industry to decouple this software from hardware) and Retalix Purchasing (formerly known as Insync Purchasing).

In January 2011 at the National Retailers Federation show, we introduced, our innovative Retalix 10 Store Suite.

We continue to invest in and drive our existing integrated suite of products.  A detailed explanation of our product suite can be found below under “Our Products”.

Enhance our global product led services offering

In 2010 we established the Retalix Global Services Group, or RGS, and the SI Services group. The former provides implementation, customization and ongoing support of our products for our customers while the latter introduces a range of services such as automated testing, training, project management and various types of customer support.

Our services (as opposed to those provided by general SIs) are and will be tightly linked to our own software products, leveraging the fact the we know our products best, can provide a closed loop with our development teams and as such provide advantages in terms of time to market, cost of ownership, quality and service level agreements to our customers.

These product led services, coupled with our global deployment ability, will enable us to further enhance our customer relationships and provide our customers with one point of accountability for the end result.

Continue to target high volume, high complexity FMCG retailers, C-Stores and Fuel and distributors and continue to expand our customer base across geographies

Many FMCG retailers, distributors and major fuel chains continue to operate legacy systems that do not provide all the functionality required to implement and support the new applications and workflow processes that are necessary to compete effectively in today’s markets. We believe that our software and services solutions are well positioned to capitalize on this market opportunity.

        We are today active in North America, Israel, Western Europe (Belgium, France, Italy, UK, Spain), Russia, APAC (China, Japan, New Zealand, Australia) as well as numerous other countries we entered via the expansions of business with our global customers. We endeavor to penetrate or deepen our presence in additional geographies in both developed and selected, emerging economies around the world.

Continue to penetrate our target markets retail through the provision of SaaS

Leveraging our ability to support multiple enterprises from a single data center, we offer enterprise level applications on a SaaS basis including, for example, electronic payments, sales analysis, reporting and others.. We expect this offering to expand over time to cover additional applications. We provide  SaaS, at this time mainly but not only through StoreNext, in return for a subscription fee. In the case of smaller retailers, SaaS enables these retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for larger retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house.

Continue broadening market penetration through strategic acquisitions

Historically, we have grown through a combination of internal expansion and strategic acquisitions of companies with related businesses and technologies. In the past, we made a number of strategic acquisitions to expand our product offerings and market position. We continue to evaluate opportunities to acquire complementary businesses and technologies in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Our Products

We have a broad portfolio of extensive, proven software solutions that are designed to meet the needs of leading retailers in the areas of Store & Sales Channels (including retail operations), Customer Management and Marketing, Merchandising and Enterprise–level and supply chain execution/logistics. Our solutions are addressing the entire range of high volume, highly complex, leading FMCG retailers worldwide – which include food and fuel retailers and distributors, ranging from multi-national supermarket and major convenience store chains, to major fuel retailers to local independent grocers; chains of drugstores and health and beauty retailers, as well as department stores. We offer our customers the following portfolio which is composed of several suites of software products to address the principal elements of their retail operations:

The Store and Sales Channels Suite

We provide a suite of extensive, robust, and innovative software solutions that provide retailers with the capability to seamlessly support a wide array of sales channels and customer touch-points.  Many of these touch points are in-store but also across e-commerce and mobile commerce, which include applications such as standard retail POS/ checkout, self-checkout, mobile POS, customer kiosk, self-scanning, customer scale, mobile shopper and more.  This suite also includes comprehensive store operations, cash and employee management, as well as inventory management (including mobile).

Our Store and Sales Channels Suite consists of our well known and widely installed in-store products, such as StoreLine, for the grocery and health and beauty market and StoreLine for the convenience store, fuel retail and QSR market – that include POS and front/back-office (standard and mobile), fuel sales and fuel site management modules.  In addition, we started offering Retalix 10 Store Suite which was launched publicly in January 2011, and is suited for grocery, convenience, health and beauty and department store retailers.  The Retalix 10 Store Suite, whose earlier versions are already working with leading retailers, is innovative in its architecture and functionality, and drives a superior customer experience and increased customer retention and spending. while enabling reduced TCO, and quick time to market of new business capabilities, as provided in more detail below.

    In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our store and sales channel solutions.

Retalix 10 Store Suite

The Retalix 10 Store Suite offers advanced software applications and a unique architecture that seamlessly combines major customer-centric retail functions – customer touch points, store management, targeted promotions and loyalty – into a unified solution, while enabling quicker delivery of new business capabilities, time to market, or TTM, and reducing TCO.  The Retalix 10 applications provide extensive retail functionality leveraging Retalix’s 30 years of retail know-how and expertise ranging from attractive, sophisticated sales customer touch points, through extensive store and cash management and inventory management applications. It enables personalization and targeted promotions delivered through seamless integration with the Retalix Customer Marketing and Management Suite.

The Retalix 10 Store Suite unifies the management and deployment of in-store system, online storefronts and mobile commerce opportunities, and provides a seamless customer experience across multiple touch points and channels, including POS, self-checkout, self-scanning, customer kiosks, customer scales, fuel, online storefronts and a variety of mobile devices such as smart phones and tablet computers.

Retalix 10 features agile development methodologies and easy extensibility, as well as advanced capabilities of flexible deployment alternatives—thin, thick and hybrid - either in the same store or between stores, with servers in the store or at the center. This enables retailers to vary deployment strategies across their brands, formats and geographies while matching specific requirements. Additionally, Retalix 10 is compatible with all retail hardware platforms and a variety of legacy and third-party systems, and provides retailers with the flexibility needed to protect previous IT investments while minimizing the cost of future changes and add-ons.

Retalix 10 Store Suite also enables innovation through seamless integration between the in-store channel and the e-commerce and mobile commerce channels, running with the same core business processes and unified data and enabling an increased customer retention and spend through the unification and personalization across channels and touch points. Several leading international retailers are already in process of working with Retalix 10 Store Suite, including Shufersal (Israel), Printemps (France) and Tesco (operates globally, headquartered in UK).

Retalix StoreLine

Retalix StoreLine is a fully integrated, modular, open architecture POS solution for multiple format supermarket and grocery chains, as well as other high-volume, high-complexity fast moving consumer goods retailers. Specifically designed to cater to the high tier chains that frequently add new formats and additional related services, Retalix StoreLine provides retailers with a comprehensive set of retail operational and management capabilities. StoreLine also offers interfaces to enterprise level systems and to third-party applications as well as to payment service providers. The Retalix StoreLine software suite supports multiple in-store retail formats, such as fuel and QSRs, and a variety of customer service points, such as self-scanning, customer scale and self-checkout- using keyboards or touch. In addition, Retalix StoreLine also provides the option of back-office functionality, such as cash and supplier and employee management. Capable of running on either the Microsoft Windows or Linux operating systems, Retalix StoreLine’s client server architecture is hardware neutral, supporting a variety of open and proprietary hardware devices, such as full-screen customer displays, color touch screens, scanners and checkout and scales, as well as standard retail hardware supplied by leading vendors. StoreLine is mutli-lingual and supports multi-currency/tax for global deployments. It is well known for its resilience and robustness.

We also provide “lighter” (smaller, prepackaged) versions of Retalix StoreLine software solutions which include ISS45, which is distributed by StoreNext USA; Retalix Next, which is distributed by Retalix Israel to independent retailers in Israel; and POSition, a Wincor-Nixdorf branded offering, which was adapted to meet the needs of customers in German-speaking countries and in Italy.

Retalix StoreLine supports additional integrated modules, such as: Retalix StoreLine QSR –for in-store quick service restaurants; Retalix Fuel - for supermarkets with adjacent fuel forecourt and RFS(described below); and customer touch points such as Self Checkout; Customer Scale; Customer-Service Kiosk, and Self Scanning.

Retalix Storeline also tightly integrates with our Customer Management and Marketing suite (see below) and select merchandising solutions such as Demand-Driven Replenishment (see below).

Retalix StorePoint

Retalix StorePoint is a fully integrated, modular open architecture solution set for the multi-format convenience store and fuel retail segments. By using StorePoint, convenience stores and fuel retailers can use one integrated solution for retail sales (convenience store), fuel sales and food service (QSR) sales. In addition, StorePoint also provides extensive front office and back-office functionality, such as ordering and receiving, inventory management, petroleum inventory (“wet-stock”) management, cash and employee management, as well as specialized functionality for the food service environment, such as menu, recipe and waste management. StorePoint interfaces with various head office systems, allowing central management and decision control for the entire enterprise, and is tightly integrated with Retalix HQC for assortment/store management and sales reporting. It is also tightly integrated with our Customer Marketing and Management suite and merchandising solutions such as HQC – for price-book management and sales reporting, and with Demand-Driven  Replenishment. Operating on a Windows platform, StorePoint is a pre-integrated, modular solution that allows for easy and cost-effective on-site installation. StorePoint is hardware neutral, supporting a variety of open and proprietary hardware devices, as well as industry-standard forecourt servers. StorePoint is mutli-lingual and supports multi-currency/tax for global deployments. It is known for its resilience and robustness and its ability to provide comprehensive functionality for its target sector.

The StorePoint software family supports additional integrated modules such as:

•
Retalix Fuel – system that supports a variety of fuel payment modes including pre-pay, pay-at-pump, pay-in-store and payment by audio-video-interleave devices, as well as site management configuration and management of sales and wetstock;

•
Retalix Forecourt Server (RFS)– an innovative software forecourt controller that can serve as a cheaper and a functionally richer option than the traditional hardware-based forecourt controllers, enabling control of fuel pumps, fuel tanks, price polls and other forecourt devices; and

•
Retalix QSR – touch-screen based, easy-to-use application for selling quick-service food service to match any food service type establishments. Includes the necessary inventory functions defining product tree, waste control, etc. as well as order preparation instructions and interactive kitchen order screens.

Mobile Solutions:

Retalix offers a new, innovative, set of mobile solutions for retailers that span applications of mobile marketing, mobile commerce and mobile operations. We are in the process of integrating our mobile solutions with the store & sales channels, customer management & marketing and merchandising suites.

Mobile operations applications apply primarily to the retailer staff members at the stores, for whom we offer applications such as Mobile Store Manager (previously known as RPO – Retalix Pocket Office). This includes applications such as price check and management, ordering/receiving and stock counting, cashier management and various dashboards/reports that can be operated from mobile devices, enhance employee productivity and increase the time he/she can spend on the floor serving customers. Another staff application is Mobile POS – which enables a staff member to scan items and receive payments via a mobile device for “queue busting” (to reduce long lines at the checkout) and sidewalk sales.

We are also developing a set of mobile commerce and mobile marketing applications to be used by shoppers either through standard hand-held retail devices to do self-scanning, or through the consumer-owned mobile phones (I-phones, Windows Phone 7, etc.) to manage shopping lists, receive promotions and product data, and perform self-scanning and mobile payments.

We view mobile solutions as an important offering in the areas of sales channels and customer touch points for retailers.

The Customer Management and Marketing Suite

This is a customer-centric suite of applications (previously known as Retalix Loyalty) that focuses on increasing consumer retention and influencing consumer shopping patterns, through the use of personalized promotions and other loyalty marketing programs across the retail enterprise, and across multiple shopping channels and touch-points.

Our extensive Customer Marketing and Management suite includes enterprise level applications for management of customer data, loyalty programs and promotion management, as well as in-store systems that provide advanced functionality for promotions and loyalty programs either at the checkout lane or at other touch points (such as at the self-checkout and self-scanning). This suite is integrated with our store & sales channels and merchandising suites – enabling valuable access to a combination of customer, transaction, and item data that is the basis for the extensive customer insight we can provide, and serve as the platform for our rich Customer Management and Marketing applications. Applications such as campaign management, promotions management, and loyalty management enable retailers’ marketing departments to devise a rich and flexible variety of marketing campaigns, loyalty programs and promotions on a chain-wide level that can be easily implemented at any channel level - the store, e-commerce, mobile, and at every relevant customer touch point. Moreover, our Loyalty Analytics integrated data analysis capabilities enable retailers to explore and analyze customer transactions in detail, allowing them to gain valuable consumer insight, understand consumer shopping patterns and preferences, and to better plan and personalize promotions for their loyalty program members.

Customer Management and Marketing drives the benefits of enhanced customer experience, increased customer retention and increased customer spending– all leading to increased sales and a stronger retailer brand.

The Retalix Customer Management and Marketing suite is Web-based, based on web services and “thin client” architecture. It includes several modules, as follows:

Customer Management – enabling managing registration and tracking of customers who are loyalty members, their demographic details, their preferences and shopping history, as well as their ongoing loyalty accounts (in terms of points collection as well as reward redemption status). This also includes member segmentation and analytics for several key performance indicators, or KPIs.

Loyalty Management – a tool for the retailer marketing team to devise and build the loyalty programs for their loyalty members. Included are capabilities such as: program building, loyalty points management, multi brand loyalty programs and more.

Campaign and Promotions Management – An encompassing toolset to set up and manage a variety of programs and promotions using a dynamic and extensive strategy to target consumers. A campaign is a group of promotions with common attributes, for example, a ‘Back to School' campaign. A vast range of promotions can be set up, single item, single condition, multi condition, ticket total, and more. Promotions include the ability to handle conflicts between promotions offering rewards based on the same item.  An extensive selection of reward types is available for the members, such as discounted price, free items, member points, coupons and more.  This module also includes capability to analyze the effectiveness of the campaigns.

Loyalty & Promotions Engine (LPE) - a real time in-store component that supports multiple POSs and touch points and provides promotion and loyalty calculations on demand. The LPE communicates with the central Customer Marketing and Management software components, typically located on the central servers, in order to validate loyalty member cardholders and to obtain customer loyalty information required for the real time personalized reward calculation, at any store and any touch point.

Promotions & Ad Delivery and Distribution –  including capability to create “promotion documents” such as coupons, vouchers, as well as various messages in different layouts and formats – to be distributed to the customers as part of the campaigns in various channels and touch points – POS, paper coupons, electronic coupons etc.

The Merchandising and Central Management Suite

We provide a suite of comprehensive, modular software solutions which focuses around assortment, merchandise and inventory management for the retail chain or the retail store – and span a wide set of processes - from analyzing and forecasting the demand, to item purchasing management, and through management of the right assortment to the right stores, including items, pricing and promotions, as well as orders, inventory and replenishment management.

The Merchandising Suite is fully integrated with our Store and Sales Channel solutions as well as with our Customer Management and Marketing suite, and our Logistics suite, and includes the following solutions:

Item/Assortment/Pricing Management

Extensive functionality of centrally setting and maintaining the chain item catalog, pricebook and assortment – “which items are sold in which prices and are available at which stores”. This module includes extensive maintenance of the retailer master data (MDM) of items, suppliers, store hierarchy etc., as well as distribution mechanisms of this data across the chain.

Promotions Management – a flexible tool for constructing a wide variety of promotions, including data management, multiple promotion conflict resolution, mass coupons etc., with powerful online implementation capabilities at the store.

Inventory Management & Replenishment Solutions:

•
Retalix 10 Inventory Management provides solutions for central (enterprise level) order management, central inventory management, as well as daily inventory management on store level. It enables various users in different roles to easily update, monitor, and analyze inventory movements online, within the stores, or on an enterprise level through Web-based and online handheld user interfaces. The Inventory Management modules are used to manage all aspects of a store's inventory activities, and include transactions such as: stock count, order (including system-generated recommended orders), receiving, returns, transfer-in, transfer-out, adjustments and more. The solution also includes the capability to calculate perpetual (“theoretical” inventory) and extensive relevant reports. Retalix 10 Inventory Management is part of the Retalix 10 Store Suite and as such is integrated with the Retalix 10 Store Management and various touch points, as well as being based on its innovative architecture (as described in the “Store and Sales Channel Suite” section above). It is available in both “thin” (centrally based) or “thick” (installed at the store) deployment options.

•
Retalix Store, a store back-office application, is used in North America by Tier 2 and Tier 3 retailers. It has price management and competitive pricing features, Direct Store Delivery (DSD) management (receiving from suppliers) and reconciliation, inventory management and POS connectivity to most existing POS systems. Retalix Store is pre-integrated with the Retalix HQ (described below) and other Retalix solutions.

•
Demand-Driven Replenishment (formerly known as Retalix DAX) is a demand forecasting and store replenishment solution designed specifically for food and fast-moving consumer goods retailers, to optimize inventory management and positions, reduce out-of-stocks and streamline the order process. It is comprised of four core modules: Demand Forecasting, Inventory Management, Order Optimization, and Analytics. It contains advanced proprietary algorithms to interpret demand and optimize replenishment, both regular and promotional orders. Retailers using Demand-Driven Replenishment have reported significant out-of-stock reduction leading to increased sales and enhanced customer experience, decreased inventory levels and inventory costs, and lower spoilage of perishable products.

Buying Solutions:

•
Retalix Purchasing - an automated procurement solution for retailers that handles “just-in-time” turn, promotion, forward buy and invoice/purchase order reconciliations between retailers and suppliers.  Retalix Purchasing enables retailers’ purchasing departments to identify and purchase products according to item and category criteria, and thereby to identify opportunities to improve inventory quality and profit margins. In addition, the solution allows retailers to view and manage transactions, costing, movement and forecasting data and to make immediate decisions for margin improvement. Functionality includes online continuous replenishment, inventory tracking and evaluation, recommended ordering, multiple product sourcing, forecasting and online accounts payable reconciliation. Retalix Purchasing was previously known as Retalix BICEPS and/or InSync Purchasing.

•
Order Management & Billing (OMB) (was also part of the InSync Suite) is an enterprise-wide system for streamlining store or customer orders - spanning from order receipt through configurable costing invoice processing and back to the store.  OMB manages orders, staging and allocation based on inventory availability, and stores’ prioritization; tracks warehouse shipping orders and customer invoices and allows corrections to erroneous orders.  OMB is integrated with applications such as Purchasing Management and WMS.

•
Invoice Reconciliation (previously known as Retalix PROMPT) is a fully automated invoice reconciliation system that integrates a retailer’s accounts payable function with purchasing and receiving, allowing confirmation of invoices in advance of payments to suppliers, through the use of electronic data interchange (EDI) and electronic funds transfer (EFT) technology.

HQ- General Chain Management Solutions

•
Retalix HQ, is a retail headquarters system used in North America by Tier 1 through Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation and POS connectivity to most existing POS systems. Retalix HQ is a client-server solution, and conforms to multiple database types.

Retalix HQ for Convenience Stores and Fuel retailers (HQC)

         is a Microsoft .NET web-based application that provides large and mid-size convenience store/fuel chains with a comprehensive, modular solution addressing their retail headquarters needs, including product management, store sales audit and alert capabilities and reporting and analysis. Combining both head-office and back-office applications, HQC is integrated with StoreLine allowing for synchronized information flow between the head-office and back-office.

HQC is an integrated set of modules providing the following functionality: item, price & promotion management, inventory document management, management of POS parameters and keyboards, store sales storing, reporting and analysis, store-based alerts, and electronic journal (repository of all POS transactions in the chain).

The Logistics Suite

Retalix offers a suite of logistics and supply chain management software solutions that provides retailers and distributors a range of applications designed to optimize and manage the flow of goods through complex supply chain networks: from suppliers -- to multi-facility warehouses and distribution centers --  to retail chains. The Retalix software offerings include, warehouse management solutions (WMS), transportation management solutions (TMS) and a fully integrated enterprise management application (ERP), the latter aimed mainly at distributors.

Retalix Warehouse Management (WMS)

Retalix WMS enables companies to manage complex warehouse facility operations efficiently, increase warehouse service levels and reduce operating expenses.   Retalix WMS utilizes sophisticated wireless radio frequency (RF), and voice activated technologies to automate location and task management.   Additional functionality includes optimal storage management, order fulfillment, product replenishment notification, labor forecasting, task management and advanced real-time inventory control.  Retalix WMS solutions are offered either individually or as part of Retalix Power Enterprise.

Retalix Transportation Management Solutions (TMS)

Retalix TMS solutions include Transportation Optimization, Dock Scheduling and Yard Management.   These solutions enable distributors and retailers to integrate and manage every aspect of the transportation process to increase profits, while reducing errors and expenses.  Transportation Optimization integrates with Retalix or other existing WMS and purchasing solutions to optimize both inbound and outbound shipments, reduce transactions and reduce costs. Dock Scheduling and Yard Management solutions allow companies to take control of their entire dock and yard by providing visible centralized scheduling tools to sync with distribution and warehouse schedules to eliminate phone calls and manual process and dramatically improve productivity.  Retalix TMS are offered as a complete TMS solution suite, individually, or as part of Retalix Power Enterprise.

Retalix Power Enterprise (for Distributors)

Retalix Power Enterprise is a fully integrated ERP application that provides food service distributors and retailers a complete solution to manage and run their business.  The wide breadth of modules in Retalix Power Enterprise fall into key business needs: Financials, Inventory Management, WMS, Supply Chain, Customer Relationship Management (CRM), Business Intelligence (BI) and e-business.  Collectively these modules allow for a seamless flow of information eliminating time-consuming processes, while optimizing inventory levels and warehouse flows, improving cash flows and providing real-time operational reports and views.   Sales Force Automation (SFA) and Proof of Delivery (POD) modules extend Retalix Power Enterprise outside the headquarters and warehouse locations to expedite and improve remote order entry, delivery and payment processes.  Retalix Power Enterprise is tightly integrated with a variety of Retalix solutions including WMS, TMS, and Retalix Purchasing. Power Enterprise includes the following modules:

•
Financials: Power AP, AR and GL (Accounts Payable, Accounts Receivables, and General Ledger respectively).  Financials are fully integrated with order entry which can be done in house and through customers using the Retalix Power Net e-business module.  Retalix Power Sell enables sales executives with SFA for orders when visiting customers and improves accuracy and speeds up shipments.  Retalix Power Delivery ties back to accounts receivables and customer records with automated delivery confirmations and payments.  Both use PDA devices.

•
Retalix Power Buy is a powerful statistical ordering tool that examines multiple costs and recommends optimized order levels to reduce inventory and of stocks, while increasing inventory turns and cash flow.   WMS manage inventory and warehouse processes for improved efficiencies and higher customer service levels.  Barcode scanning and wireless RF technologies are used to reduce errors in receiving, picking and packing, shipping and returns.  Power Voice, by Vocollect Voice®, enables further automation of the warehouse for Power Enterprise users with hands-free devices.

•
Within Power Enterprise are advanced BI tools providing fast and real-time reporting of key business indicators including sales, inventory and financial data.  Retalix Power Analyzer provides a large variety of graphically appealing reports based on Key Performance Indicators (KPIs), allowing C-Level and business-line managers to make decisions with real time information.

SaaS (Software-As-A-Service)

We offer enterprise level and store level applications, such as electronic payments, sales analysis, product and price management, demand forecasting and store replenishment, and other information services, mainly, at this time, to Tier 3 and Tier 4 retailers on a SaaS basis.

We currently provide this wide range of software solutions through a SaaS delivery mechanism, mostly to small and medium size retailers, enabling retailers with limited IT resources to enjoy the benefits of our enterprise applications with lower TCO. Moreover, in the last couple of years, we are seeing more high-tier retailers replacing on-premise solutions with SaaS solutions. Thus they can enjoy the advantages of this deployment option assisting them to leverage cutting edge technology with minimum effort and risk, and allowing them to free up IT resources to focus on their core business and competencies.

Retalix offers these services with an option of subscription-based services, also known as “pay-as-you-go”, allowing a fast deployment and time to market.

StoreNext Solutions

Our StoreNext solutions are tailored to smaller retail chains and independent grocers.  The StoreNext solution offering includes feature rich, robust traditional in-store solutions such as  our StoreLine packaged version for lower tiers, or ScanMaster (Windows-based open platform POS software systems tailored for the independent and small chain grocery market and health and beauty sectors in the USA, with configurable functionality allowing preselection of only the subset of functionality needed); as well as a set of enterprise level applications, such as electronic payments, sales analysis, product and price management, demand forecasting and store replenishment, and  reporting, to Tier 3 and Tier 4 retailers on a SaaS basis, accessible over the web or private data lines. StoreNext operates mostly through dealer channels in the United States, enabling a wide net of sales and support capabilities. This set of solutions enables Retalix to sell to low tier retailers and independents.

StoreNext Israel offers collaborative solutions that provide retailers and their suppliers with the ability to exchange data and collaborate electronically in order to achieve greater efficiencies throughout the supply chain. Having established this community and facilitating its interaction, StoreNext provides suppliers with aggregated retailer data, as well as aggregated market share and other such information.

Our Product Led Services

Retalix Global Services (RGS) comprise of two main units:

Delivery services provides configuration and customization services of our products to our customers. These services include solution design and implementation of our products from the initial project phases all the way to going live at our customer’s site. We also provide product customization and configuration services, to assure maximum adaptation to our customer business processes and maximum accommodation of their business logic. Our delivery services enable retailers to enhance their current information systems and to manage upgrades and conversions. We provide custom application development work for customers billed on a project or per diem basis. We monitor our customization projects on a regular basis to determine whether any customized requirements should become part of our product offerings. For example, we have incorporated many changes requested by our tier 1 retail food customers into our POS product offerings.

SI Services, which are structured around six main services practices covering all project life cycle – from project initiation, through testing, pilot, rollout and ongoing support:

•
SI Testing – covers customer testing aspects from functional testing – regression and new functionality based on customer processes, and up to nonfunctional testing like performance, operability and interfaces. Our testing offering is composed of Service Level Agreements, or SLAs, and agreed measures, leveraging the engagement between Retalix and the customer’s business, which may be comprised of third party state of the art tools and internally developed utilities and simulators tailored to retail and Retalix products.

•
Training and Documentation – supports customer workforce aspects, starting from product training for different customer environments, including testers, support and IT personnel, as well as end users in train the trainers or train the users format. Our offering also includes add on workforce services, such as documentation including user guides, online help, methods and procedures. In addition, we provide documentation that analyzes training needs, training PMO (Project Management Office), and training lab support.

•
Support Services – Retalix has various support centers around the globe and additional support functions on customer sites. This provides support service from 1st level, 2nd level and 3rd level, as well as enhanced services and SLA bases, leveraging our experienced support experts and unique tools and tracking reports.

•
Deployment Services - supports our customer through all deployment phases, from rollout planning, through setup (site survey, installation kits), pilot phase, staging and commissioning, mass rollout, and overall deployment management of all related deployment parties.

•	Program Management – supports the various project management aspects, from tracking and reporting, up to risk management, vendor management, budget control, reporting and so on.
•
Business Consultancy – follows a business process driven approach, using industry best practice processes to define requirement scope, and provide upfront an end to end view of the target state processes. This covers all business aspects from customer requirement gathering and gap analysis, through ongoing process optimization, and up to high level strategic business consulting, bringing industry best practices and trends.

Our SI services delivery and engagement model can range in size and scope to present a flexible model to best fit our customer’s needs from shared delivery through turnkey projects and up to fully managed services. In a shared delivery we accompany and take part in the customer efforts by assigning Retalix experts. Turnkey projects are where we take responsibility over specific service domains or for a specific period, like new version rollout and/or testing/support/training. For fully managed services we take long term responsibility for specific activities (usually a few years). Our SI business is conducted on a global basis, with onsite and offsite capabilities.

Principal Markets and Customers

The following table provides a breakdown by geographical area of our revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2008		2009		2010

Israel	$22,243	10%	$21,284	11.1%	$24,621	11.9%
United States	$126,114	56.9%	$112,739	58.6%	$110,724	53.4%
Europe	$59,077	26.7%	$39,296	20.4%	$41,341	19.9%
Rest of the World	$14,193	6.4%	$19,074	9.9%	$30,688	14.8%
Total	$221,627	100%	$192,393	100%	$207,374	100%

                See "Operating Results—Comparison of 2008, 2009 and 2010" under Item 5.A of this annual report for a breakdown of our revenues by category of activity.

        The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2009 and 2010 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

A.S. Watson (Europe, Asia)
Big Y (US)
Carrefour (Europe)
Co-Op (Israel)
Costco (US)
Dairy Farm (Hong Kong)
Delhaize (Europe)
Hannaford Bros. (US)
Hy-Vee (US)
Intermarche (Europe)
Morrisons (UK)
Overwaitea (Canada)
Sainsbury's (UK)
SaveMart (US)
Shoprite Checkers (South Africa)
Shuphersal (Israel)
Super de Boer (Netherlands)
SuperValu (US)
Tesco (Global)
Wincor (Scandinavia)
Woolworth's (Australia, South Africa)
Zen Nihon (Japan)
	BP (UK) Casey's (US) Delek (Israel) Husky Oil (Canada) IKEA Love's (US) Paz (Israel) PetroChina Pilot Corporation (US) Sasol Oil (South Africa) The Pantry (US)	Food Services of America (US) Metcash (Australia) Odom Corp. (US)

Sales and Marketing

We market and sell our products and services through direct sales, distributors and local business systems dealers.

        We market and sell our products and services to high tier retailers, convenience store chains and major fuel retailers as well as other FMCG retailers through a direct sales force in the United States, Europe, Asia, Australia, South Africa and Israel, augmented by a combination of channel partners and integrators. In the United States, we target Tier 3 and Tier 4 food retailers indirectly through our channel partners, mainly through our StoreNext initiatives. For Tier 1 and 2 customers we also provide a range of product led services.

Direct Sales

Our direct sales force, consisting of experienced account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, Europe, Asia, Australia, South Africa and Israel. Our sales force sells our products and services directly to supermarkets, convenience stores and fuel retailers and distributors as well as other FMCG retailers within these regions and also relies on trade shows, promotions and referrals to obtain new customers.

Marketing Alliances

We participate, from time to time, in marketing programs and other forms of cooperation with several companies, including Microsoft, HP, IBM and others.

In 2001, we joined IBM Corporation’s independent software vendor, or ISV, business partner program designed to promote marketing partnerships between independent software vendors and IBM. We work with IBM on several large accounts, as well as in our StoreNext business in the United States. We are included on IBM’s ISV partner list.

We also work closely and have a partner relationship with Microsoft, where we are considered a Strategic Global ISV.

        We may also explore additional such relationships with other major players in the future.

Dealer Sales

We have or periodically put in place direct distribution agreements for the sale of some of our products and services with partners in Australia, Bermuda, Canada, Chile, China, Finland, Greece, the Balkans, Japan, Mexico, New Zealand, Norway, the Philippines, South Africa, Switzerland, Russia, the United Kingdom, the United States and Venezuela. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

We believe that qualified partners can be an effective sales channel for our products and services in their respective markets and can help us to overcome language and cultural barriers in countries where English is not the native language. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Competition

Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers such as Torex. On the enterprise level, our principal competitors in the supermarket and grocery market are Oracle and SAP, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA and Aldata, and from larger ERP software companies such as Oracle  and SAP. In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems, Pinnacle Systems, Gilbarco, VeriFone and Wincor-Nixdorf. In the supply chain management markets, our competition includes Manhattan Associates, Oracle, Red Prairie and SAP on as well as companies such as AFS Technologies Inc., Vermont Information Processors and Vormittag Associates Inc. Some competitors, such as Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

The market for retail software systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows

•	retail and business know-how and expertise;

•	product led services business model;

•	breadth and innovation of product offerings;

•	interoperability of solutions and solution components;

•	suitability for multi-national, multi-concept retailers;

•	proven track record in the high volume, high complexity segments within which we compete;

•	established reputation with key customers;

•	products that balance feature/performance requirements with cost effectiveness;

•	scope and responsiveness of professional services and technical support;

•	compatibility with emerging industry standards;

•	ease of upgrading and ease of use; and

•	timeliness of new product introductions.

Suppliers

We sell software and hardware manufactured by third parties to some of our customers, such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. We buy these hardware components from various suppliers including HP, DataLogic, Fujitsu, IBM, LXE, Motorola and Vocollect.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Proportion of voting power held (%)	Proportion of ownership interest held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	100	100
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (2)	Israel	100	100
StoreAlliance.com Ltd. (3)	Israel	51	51
StoreNext Ltd. (4)	Israel	51	51
TradaNet Electronic Commerce Services Ltd. (4)	Israel	51	51
Cell-Time Ltd. (5)	Israel	17.1	17.1
DemandX Ltd. (4)	Israel	51	51
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Retalix Israel (2009) Ltd. (formerly Net Point Ltd.) (6)	Israel	100	100
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A	Italy	100	100
Retalix France SARL	France	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100
Retalix Technology (Beijing) Co., Ltd.	China	100	100
_____________________

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.
(2)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd. and 100% of the issued share capital of Retalix Israel (2009).
(3)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.
(4)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.
(5)	33% owned by our subsidiary, StoreAlliance.com Ltd.
(6)	Held through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.

StoreAlliance.com Ltd. is a Retalix subsidiary in which as of December 31, 2010 we held a 51% interest directly and through one of our wholly owned subsidiaries. In addition there are three other Israeli shareholders in StoreAlliance.com Ltd.: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, one of Israel’s largest banks; and the Central Bottling Company Ltd. (Coca Cola Israel). In addition, approximately 270,000 ordinary shares of  StoreAlliance.com Ltd., or approximately 7.7% of its issued and outstanding share capital, were reserved for issuance upon the exercise of options granted to our StoreAlliance.com Ltd. employees.  In November 2008, 65,000 options were exercised and as of December 31, 2009, all unexercised options were forfeited.  An additional 90,000 ordinary shares of StoreAlliance.com Ltd., or approximately 2.3% of its issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola Israel.

D. Property, Plants and Equipment

Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 9,900 square meters of office space, of which approximately 8,000 square meters represent ownership rights under a long-term lease from the Israel Lands Administration and approximately 1,900 square meters are leased from other third parties for shorter terms. In 2007, we purchased the 3rd floor (in unfinished condition) of the building in which our corporate headquarters are located in Ra’anana, Israel and since 2007 we made investments in refurbishment, levies, improvements and furniture in such space.

In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, Kansas, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania and Texas, as well as in Stevenage, England, Bollengo, Italy, Paris, France, Sydney, Australia, Tokyo, Japan, and Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes to those financial statements included elsewhere in this annual report.

A. Operating Results

Overview

We are a leading provider of integrated software and services to retailers and distributors who operate in high volume, high complexity, fast moving consumer goods environments. Spanning the retail and distribution supply chain from the point of sale to the warehouse, our suite of software solutions integrates the information flow across a retailer’s or distributor’s operations, encompassing stores, headquarters and in some cases warehouses and distribution centers.

We generate revenues from the sale of licenses and maintenance for our software, delivery services and SI Services (as described above), SaaS and the sale of complementary third party software and computer hardware equipment (such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, etc.) mainly to lower tier customers.

Two main events influenced us during 2010, which was an important transition year for us. The first was a degree of correction in the level of consumer confidence and the economic environment after the turmoil experienced in 2008 and 2009. The second was a change in the constitution of our shareholders, resulting in the appointment of a new management team.

In 2010, we reviewed our business on both the tactical, short term level and strategic, mid-long term level.  The short term actions in 2010 comprised mainly of a number of tactical, operational moves designed to ensure that our Company performed in line with its announced targets. This included a range of actions designed, inter alia, to enhance our sales pipeline. These actions included enhancement of our customer facing abilities, putting emphasis on making ourselves a more sales driven organization, recruiting of new managers to key positions, implementation of organizational changes such as the establishment of Retalix Global Services, aligning our resources, in particular towards our Retalix 10 Store Suite and other key products, as well as enhancing our financial and HR infrastructure, all aimed to support our growth strategy.

In parallel we undertook a strategic analysis of our Business resulting in the definition of our mid-long term growth engines (see Item 4B – “Our Market Opportunity”).

Taking into account the above and the key trends driving the future opportunities in retailing, a number of growth engines aimed to enhance our pipeline and increase our sales were defined: the new Retalix 10 Store Suite (which was announced in January 2011), value-added services leveraging our products and retail expertise; new adjacent markets arising from both new geographies and the blurring of the retail segments; and building on our efforts in providing SaaS. The investments in the above growth engines, as well as other infrastructure were made, and continue to be made, in parallel to our growing revenues and profitability, successfully delivering customer projects and signing new customers.

We believe, therefore, that our aim to enhance our sales pipeline and execution of our strategy, may be facilitated by a combination of the following factors:

•	a focus on our growth engines;
•	the enhancement of our customer facing and sales teams;
•	a more focused and structured sales process;
•	a broader offering to the market via the addition of our new services offering; and
•	the larger total addressable market available to Retalix attained by virtue of our new products and services and the blurring of the retail segments.

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

Revenue recognition

Our revenue recognition policy is critical because our revenue is a key component of our results of operations. We derive our revenues from the licensing of integrated software products. To some extent we also derive revenues from the sale of complementary and hardware equipment. We also derive revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers, system integration services, SaaS as well as on-line application, information and messaging services, mostly associated with products sold by us and which we classify as revenues from services.

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

Revenues from sales of product and software license agreements are recognized when all of the criteria in ASC 985-605, “Software Revenue Recognition”, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses and/or sale of products that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-type and production-type contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2010, no such estimated losses were identified.

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

In October 2009, the Financial Accounting Standards Board issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

Revenues from professional services that are not bundled or linked to a software sale are recognized as services are performed in accordance with the provisions of ASC 605-20 “Services”.

Hardware sales are recognized on a gross price basis, in accordance with ASC 605-45, 605-45 “Principal Agent Considerations.

In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers in accordance with the provisions of ASC 605-15, “Products”. In specific cases where resellers have the right of return or we are required to repurchase the products or in cases when we guarantee the resale value of the products, revenues are recognized as the products are delivered by the resellers.

Revenues from SaaS and on-line application, information and messaging services, are recognized as rendered in accordance with the provisions of ASC 605-20.

Deferred revenue includes transactions for which payment was received from customers, for which revenue has not yet been recognized as well as obligations related to the provision of maintenance services.

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

Goodwill and Intangible Assets

ASC 350, “Intangibles - Goodwill and Other”, requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

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

Fair values are determined by using a discounted cash flow methodology for each business unit. The discounted cash flow methodology is based on projections of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. We also consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flow analysis takes into consideration cash expenditures for further product development.  We perform our annual impairment tests in the fourth quarter.  In the fourth quarter of 2010, as a result of our analysis, we determined that the fair value of each unit supported its carrying amount.  We also conduct a sensitivity analysis to assess whether impairment would occur if certain parameters, such as the unit’s projected growth rate and its weighted average cost of capital, were adversely changed to a reasonable degree based on market conditions and determined that the fair value of each unit supported its carrying amount even under such revised assumptions.

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

Stock based compensation

ASC 718 “Compensation – Stock Compensation” requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.   We selected the Black-Scholes option pricing model as the appropriate fair value method for our stock-options awards based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the accelerated vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statement of income for fiscal 2008, 2009 and 2010 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Accounting for stock based compensation requires significant subjective judgment. Such judgment is implemented in this context in choosing the appropriate pricing model upon which the fair value of stock based compensation is measured as well as a variety of factors involved in the fair value computation, such as volatility, rate of forfeiture, etc.

Should economic events or our business or operational characteristics change, or should there be a change in the habits of our employees with respect to stock option exercises and forfeitures, future determinations as to fair value may change the value attributed to stock based compensation and impact our results of operations.

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

The functional currency of Retalix Italia, StoreAlliance.com Ltd., StoreNext Ltd., TradaNet Electronic Commerce Services Ltd., DemandX Ltd., Retail College StoreNext Ltd., or, collectively, the StoreAlliance group, and Cell-Time Ltd., or Cell-Time, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with ASC 830 “Foreign Currency Translation” (“ASC 830”). Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”. The financial statements of the StoreAlliance group are included in our consolidated financial statements translated into dollars in accordance with ASC 830. Accordingly, assets and liabilities are translated at year end exchange rates, while income statement items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”. The financial statements of Cell-Time are included in our financial statements under the equity method, based on translation into dollars in accordance with ASC 830; the resulting translation adjustments are presented under shareholders’ equity, in the line item “Accumulated other comprehensive income.”

Sources of Revenue

We derive our revenues from the licensing of integrated software products, and to some extent also from the sale of complementary and hardware equipment, all of which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers, all associated with our software products, which we classify as revenues from services. In addition, we provide SaaS and business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France, Japan and Australia.

Our relationships primarily with our large customers, are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

During 2008, 2009 and 2010, none of our customers accounted for 5% or more of our revenues.

Product Sales

Product sales consist of the sale of software mainly through perpetual license agreements with direct customers, integrators, distributors and dealers. In addition, sales to Tier 3 and Tier 4 retailers and to distributors. Such hardware could typically be point of sale and other store level computer hardware, mobile computer terminals, scanning equipment, printers, optical equipment used in warehouses, etc.

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

•
SaaS and On-line information services, messaging and application services – including communication and business messaging services between retailers and suppliers, provision of market data analysis and operational supply chain information services to suppliers and manufacturers and a variety of remote on-line retail and operational applications sold to retailers through monthly subscription fee arrangements, also referred to as Connected Services. These revenues were not significant in 2009 and prior years. Most of these services are based on periodic subscription fees and thus are recognized over the service period. Some of these services such as EDI messaging services are charged to customers on the basis of volumes of usage.

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

Cost of Revenues

Cost of revenues is comprised of the cost of product sales and the cost of services. Furthermore, intangible assets created through purchase price allocations such as customer base and technology are amortized to cost of revenues over their expected periods of life. In addition, generally we are obligated to pay the Israeli government royalties at a rate of 3% to 5% on revenues from specific products resulting from grants, up to a total of 150% of the grants received. These royalties are presented as part of our cost of revenues:

•
Cost of Product Sales   consists of costs mostly related to cost of third party hardware and software licenses and amortization of intangible assets. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues.  However, hardware sales constitute a significant portion of StoreNext USA's revenues, in respect of which cost of product sales reflect the significant hardware costs. The amortization of intangible assets acquired in 2004-2005 was another factor that contributed to the increase in cost of product sales.

•
Cost of Services consists of costs directly attributable to service sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services is substantially higher, as a percentage of related revenues, than the cost of licenses, our overall gross margins may vary from period to period as a function of the mix of services versus products revenues in such periods. The integration of acquired activities which have higher percentages of revenues from services than product sales, as well as lower gross margins for their service related revenues, caused our cost of services to increase over the years. Cost of services increased by approximately 19% in 2010 compared to 2009 due to hiring of new personnel and significant cost investments in projects resulting in a higher service revenues level.  The reason for that is the relative recovery of market conditions in 2010.

Operating Expenses

Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2008, 2009 and 2010, expenses under ASC 718 resulted in annual compensation expenses of $4.8 million, $2.2 million and $3.9 million, respectively, before taxes:

•
Research and Development Expenses, Net consist primarily of salaries and direct and indirect costs, subcontractors, related benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants, if any, received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.  See “--Liquidity and Capital Resources--Grants from the Office of the Chief Scientist” below.

•
Selling and Marketing Expenses consist primarily of salaries, related benefits, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel.

•
General and Administrative Expenses consist primarily of salaries, related benefits, professional fees, bad debt allowances and other administrative expenses. In 2009 it included expenses incurred in connection with the process that led to the private placement transaction that was closed in November 2009, which appear in our statement of income in a different line-item called indirect private placement costs.

•
Other (Income) Expenses, Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets. In addition, approximately $0.2 million gains of sale of a product line are included in 2010, 2009 and 2008 Other Income, Net.

•
Impairment of Goodwill. The Company conducts an annual goodwill impairment test on the goodwill acquired in its various reporting units. During 2008 following a determination that the carrying value of the goodwill exceeded its fair value, we concluded in our goodwill impairment test that the goodwill acquired in our U.S. reporting unit had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $58.2 million, before taxes.

•
Financial Income (Expenses), Net consists primarily of interest earned on bank deposits, tax refunds and securities, interest paid on loans, credit from banks, expenses resulting from, net losses or gains on forward contacts and net losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Share in Income (Losses) of an Associated Company

Share in income (losses) of an associated company represents our share in the losses of Cell-Time. StoreAlliance.com Ltd., our subsidiary, holds 33.3% of Cell-Time’s shares.

Minority Interests in Losses (Gains) of Subsidiary

Minority interests in losses (gains) of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses or gains of our subsidiary, StoreAlliance.com Ltd.

Operating Results

The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2008	2009	2010

Revenues:
Product sales	32.9%	30.2%	28.0%
Services	67.1	69.8	72.0
Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of product sales	20.4	20.5	16.9
Cost of services	39.7	38.8	42.7
Total cost of revenues	60.1	59.3	59.6
Gross profit	39.9	40.7	40.4
Operating expenses:
Research and development expenses, net	17.3	15.1	14.3
Selling and marketing expenses	10.7	9.7	8.4
General and administrative expenses	11.6	10.9	11.9
Other (income) expenses, net	(0.2)	-	(0.1)
Indirect private placement costs	-	0.9	-
Impairment of goodwill	26.3	-	-
Total operating expenses	66.0	36.6	34.5
Income (loss) from operations	(26.2)	4.1	5.9
Financial income (expense), net	(0.9)	0.9	1.7
Income (loss) before taxes on income	(27.1)	5	7.6
Tax benefit (taxes on income)	4.0	(1.8)	(2.2)
Minority interests in gains of subsidiaries	(0.3)	(0.2)	(0.2)
Net income (loss)	(23.3)%	3%	5.2%

Comparison of 2008, 2009 and 2010

Revenues

	Year ended December 31,						% Change	% Change
	2008	2009	2010	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(U.S. $ in millions)			% of total revenues

Product sales	$72.9	$58.1	$58.0	33%	30%	28%	(20)%	0%
Services	148.7	134.3	149.4	67%	70%	72%	(10)	11
Total revenues	$221.6	$192.4	$207.4				(13)%	8%

During 2010, our revenue level was higher than 2009, mainly due to significant increases in services sales, primarily due to the improvement of global economic conditions outside of the U.S. during 2010 and especially in the environment where our large customers operate,  as well as improvement of our positioning with existing and new customers. Our services business is usually less affected by adverse market conditions because it stems from the on-going needs of existing customers, while product sales are usually affected more because of a tendency of customers to postpone the purchase of new products during such periods. The product revenues in 2010 consisted of 48% license sales and 52% hardware sales, compared to 42% and 58%, respectively, in 2009. During 2010, our revenues from license sales increased 13% to $27.7 million, compared to $24.5 million in 2009. In 2010, hardware sales declined 11% to $30.3 million, compared to $34.0 million in 2009.

The increase in services in 2010 was mainly due to higher number of contracts with new customers and increased services to existing customers.  We have several large customers, with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. As a result, service revenues from these large customers cover both maintenance and project-oriented services, and we do not differentiate between the two. Our total revenues from services in 2010 consisted of 41 % from maintenance and 59 % from professional services, including all services provided through customer-dedicated personnel arrangements.

	Year ended December 31
	2008	2009	2010
	U.S. $ in thousands
Revenues:
U.S	126,114	112,739	110,724
Israel	22,243	21,284	24,621
International	73,270	58,370	72,029
Total revenues	221,627	192,393	207,374

We conduct business globally and generate revenues from customers located in three geographical areas:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2010, our U.S. revenues constituted 53 % of total revenues, our international revenues constituted 35 % of total revenues, and our Israeli revenues constituted 12 % of total revenues, compared to 59%, 30 % and 11 % in 2009, respectively. During 2009, our U.S. revenues constituted 59% of total revenues, our international revenues constituted 30% of total revenues, and our Israeli revenues constituted 11% of total revenues, compared to 57%, 33% and 10% in 2008, respectively

During 2010, our U.S. region revenues decreased by 2% to approximately $111 million, as compared to approximately $113 million in 2009. The decrease is mainly due to a reduction in hardware revenues, as a result of a change in the Company’s revenue mix focus and relatively the market weakness in the U.S, offset by an increase in maintenance  and discrete increase in license revenues and ongoing increase in SaaS.

During 2010, our international revenues increased by 24% to $ 72 million, as compared to $ 58 million in 2009, primarily due to higher license revenues as well as an increase in services we traditionally provided and new service offerings. Our international revenues could fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers, as well as a result of currency fluctuations.

During 2010, our Israeli revenues increased by 15 % to $ 24.6 million, as compared to $ 21.3 million in 2009. The increase was primarily due to an increase in service we traditionally provided and new service offerings.

During 2010, our revenue level was higher than that of 2009 and reflected an increase in both services and company owned product sales, due to the improvement of global economic conditions in many areas we are operating in and increasing sales and marketing efforts supported by innovative product offerings. Our services business stems from long-term relationships with existing customers.  During 2009, our revenue level was lower than 2008 and reflected significant decreases in both services and product sales, primarily due to adverse economic conditions throughout the year. Our services business is usually less affected by such conditions because it stems from the on-going needs of existing customers, while product sales are usually affected more because of a tendency of customers to postpone the purchase of new products during such periods.
The product revenues in 2009 consisted of 42% license sales and 58% hardware sales, compared to 37% and 63%, respectively, in 2008. During 2009, our revenues from license sales declined 9% to $24.5 million, compared to $26.9 million in 2008. In 2009, hardware sales declined 26% to $34.0 million, compared to $46 million in 2008.

The decrease in services in 2009 was mainly due to fewer contracts with new customers.  Our total revenues from services in 2009 consisted of 42% from maintenance and 58% from professional services, including all services provided through customer-dedicated personnel arrangements.

During 2009, our U.S. revenues constituted 59% of total revenues, our international revenues constituted 30% of total revenues, and our Israeli revenues constituted 11% of total revenues, compared to 57%, 33% and 10% in 2008, respectively.

During 2009, our U.S. region revenues decreased by 10% to $119 million, as compared to $126 million in 2008. The decrease is mainly due to a reduction in service revenues, including maintenance, as a result of the market turmoil as well as a decrease in hardware revenues, offset in part by an increase in license revenues.

During 2009, our international revenues decreased by 21% to $58 million, as compared to $73 million in 2008, primarily due to lower license revenues in that region.

During 2009, our Israeli revenues decreased by 5% to $21 million, as compared to $22.2 million in 2008. The decrease was primarily due to a reduction in service revenues.

Cost of Revenues

	Year ended December 31,						% Change	% Change
	2008	2009	2010	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(U.S. $ in millions)			% of corresponding revenues

Cost of product sales	$45.2	$39.6	$35.0	62%	68%	60%	(12.4)%	(11.6)%
Cost of services	88.1	74.5	88.5	59%	56%	59%	(15.4)	18.8
Total cost of revenues	$133.3	$114.1	$123.5				(14.4)%	8.2%

During 2010, the cost of product sales decreased by 11.6% to $35 million, compared to $39.6 million in 2009, primarily due to the increase is license sales and absolute value decrease in the cost of sale of hardware, which was derived from the decrease in hardware sales.

During 2010, the cost of services increased by 18.8% to $88.5 million compared to $74.5 million in 2009, primarily due to an increase in the average number of professional services employees and subcontractors due to a higher services revenues that required more resources, offset by a decrease in costs due to our ongoing efforts to optimize efficiency and decrease our global cost structure.

During 2009, the cost of product sales decreased by 12.4% to $39.6 million, compared to $45.2 million in 2008, primarily due to the absolute value decrease in the cost of sale of hardware, which was derived from the 26% decrease in hardware sales. During 2009, the cost of services decreased by 15% to $74.5 million, compared to $88.1 million in 2008, primarily due to a decrease in the average number of professional services employees and subcontractors due to a reduction in services revenues that required less resources, as well as a decrease in travel costs due to our global cost reduction plan.

In 2010, the cost of product sales as a percentage of product sales was 60%, compared to 68% in 2009, due to the higher portion of license in our product revenue mix and the lower portion of hardware in the product revenue mix.  In 2010, the cost of services as a percentage of service sales increased to 59%, compared to 56% in 2009, due to the increased recruitment to support our service offering growth.  In 2009, the cost of product sales as a percentage of product sales was 68%, compared to 62% in 2008 primarily due to the increased in weight of hardware sales in product sales and the decrease in sales of licenses as a result of market conditions. In 2009, the cost of services as a percentage of service sales decreased to 56% from 59% due to cost-cutting measures performed in 2009. We currently do not differentiate between the cost of maintenance services and the cost of project-oriented services because we have large customers with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services.

Operating Expenses*

	Year ended December 31,						% Change	% Change
	2008	2009	2010	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
	(U.S. $ in millions)			% of revenues

Research and development, net	$38.4	$29.0	$29.7	17%	15%	14%	(24)%	2%
Selling and marketing	23.6	18.8	17.3	11	10	8	(20	(8)
General and administrative	26.7	21.0	24.6	12	11	12	(21)	17

Total operating expenses	$88.7	$68.8	$71.6	40%	36%	34%	(22)%	4%

* The above table excludes other income or expenses, net and other discrete costs as follows: indirect private placement costs and impairment of goodwill.

        Our total operating expenses decreased as a percentage in revenues from 2009 to 2010 mainly due to continuous cost-cutting measures and efficiencies put in place offset by the increase of our average number of employees. Our total operating expenses decreased as a percentage of revenues from 2008 to 2009 mainly due to reduction of our average number of employees and overall cost savings initiatives. For a discussion of the line items on our statement of income called impairment of goodwill, indirect private placement costs, and other (income) expenses, net, see above under “—Application of Critical Accounting Policies and Use of Estimates—Goodwill and Intangible Assets”, “—Additional Discussion of Accounting Characteristics—Operating Expenses—General and Administrative Expenses”, and “—Additional Discussion of Accounting Characteristics—Operating Expenses—Other (Income) Expenses, Net”, respectively.

Research and Development Expenses, Net consists primarily of salaries and other related expenses for personnel. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”. Our considerable research and development expenses reflect our investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our acquired supply chain and warehouse management systems into our suite of products. During 2010, due to the relative recovery in global markets outside of the U.S., we slightly increased our research and development expenses mainly due to increase in subcontractors and higher cost of our research and development employees and related costs , focusing on the high priority products and customers' needs.  During most of 2009, as new products matured in the development cycle, we reassigned resources that were dedicated to research and development to professional services and reduced the number of our research and development personnel. This reduction was partially offset in 2009 by the strengthening of the NIS versus the U.S. Dollar and in 2010 which resulted in an increase in the level of research and development expenses. As a result of the above, our research and development expenses for 2010 were higher compared to 2009, which were lower compared to 2008. We believe that our research and development expenses are now at an appropriate level, although they may fluctuate in the future in accordance with economic conditions, currency changes and our business needs. We intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves. The increase in absolute terms in research and development expenses in 2010 compared to 2009 is offset by approximately $0.3 million which is attributable to the decrease in expense effect of stock-based compensation. Approximately $0.7 million of the decrease in research and development expenses in 2009 compared to 2008 is attributable to the expense effect of stock-based compensation

                Selling and Marketing Expenses.  During 2008 and 2009, we reduced many sales and marketing positions.  In part of 2010, we reduced or reassigned sales and marketing positions. However, during 2010, we also invested significant marketing efforts in maintaining and strengthening relationships with new customers added to our customer base and in establishing a presence in new markets in Europe and Asia, but we did not significantly widen our marketing staff or efforts. Approximately $0.5 million of expenses in 2010, $0.1 million of expenses in 2009 and $0.4 million of expenses in 2008 were attributable to the expense effect stock-based compensation. We anticipate that selling and marketing expenses will begin to increase in absolute dollars as we expand our operations.

General and Administrative Expenses.   In 2010, our general and administrative expenses increased in comparison to 2009 mainly due to an increase in the average number and cost of general and administrative employees and an increase in professional fees offset by a decrease in bad debt expenses due to improved collections, and an overall decrease of days of sales outstanding, or DSO.  In 2009, our general and administrative expenses decreased in comparison to 2008 mainly due to a decrease in the average number and cost of general and administrative employees, a decrease in bad debt expenses due to improved collections, an overall decrease of DSO, and a decrease in professional fees.  Approximately $3 million of expenses in 2010, approximately $0.5 million of expenses in 2009 and approximately $1.4 million of expenses in 2008 were attributable to expenses for stock-based compensation.

Financial Income (Expenses), Net

Financial income (expenses), net, totaled approximately $3.5 million of income in 2010, compared to approximately $1.8 million of income in 2009 and compared to approximately $2.0 million of expenses in 2008. During 2010, we recorded higher interest income with approximately $2 million in interest income related to tax refunds and higher forward contract gains offset by lower non-dollar currency gains compared to 2009.  During 2009, we recorded higher non-dollar currency gains and higher interest income on highly liquid deposits and interest on a tax refund compared to 2008, in spite of the lower interest rates, due to an increase in our cash reserves.

Corporate Tax Rate

The general corporate tax rate in Israel is 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Our effective consolidated tax rate, however, was 29.3% in 2010, primarily due to profitability in the company’s subsidiaries which are taxed at higher tax rates ranging from 30% to 40%.  In 2009, our effective consolidated tax rate was 36.5%, primarily due to the high profitability in the company’s subsidiaries which are taxed at a higher tax rate ranging from 30% to 40%. We enjoy lower effective tax rates in Israel primarily because of tax reductions to which we are entitled under the Investments Law, with respect to our investment programs that were granted the status of Approved or Benefited Enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investment programs. We expect to continue to derive a portion of our income from our Approved or Benefited Enterprise investment programs as well as Benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise or Benefited programs are scheduled to expire by 2020. The period of tax benefits for each capital investment plan expires upon the earlier of 12 years from the Operation / Election Year, or 14 years from the start of the tax year in which approval was received. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.
Part of our taxable income in Israel has been tax exempt in recent years due to the Approved Enterprise or Benefited status granted to most of our production facilities. We have decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements attached herein to this annual report.

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2010, been distributed as dividends is approximately $10.7 million.

As of December 31, 2010, approximately $42.9 million of our accumulated earnings in Israel were tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $10.7 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax-exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Benefited Enterprise program as the undistributed tax exempt income is essentially permanent in duration. On April 1, 2005, an amendment to the Investments Law came into effect (including amendment no. 60 thereof, which was adopted in 2008 with retroactive effect), which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the benefited Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. The amendment does not apply to investment programs approved on or prior to March 31, 2005.

As was applied before, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

Net Income Attributable to Controlling Interests. These amounts primarily consisted in 2008, 2009 and 2010 of the minority interests in the gains of StoreAlliance.com Ltd.

B. Liquidity and Capital Resources

We had cash and cash equivalents of approximately $33.5 million, $103.7 million and $77.1 million, as of December 31, 2008, 2009 and 2010, respectively. Our total cash and cash equivalents, short-term bank deposits and short-term and long-term investment in marketable securities, net of short-term bank credit increased to approximately $134.6 million as of December 31, 2010, compared to $104.4  million as of December 31, 2009 and $37.6 million as of December 31, 2008. The increase in 2010 was as a result of increased efforts to collect receivables in parallel to the growth of the sales and significant tax refunds received during the year. The significant increase in 2009 resulted from a private placement of ordinary shares and warrants for gross consideration in the amount of $32.9 million, which resulted in net proceeds in the amount of $31.5 million, as well as from an increase in collections (and decrease in receivables) and other factors discussed below.  While we intend to continue to focus on collections, we do not expect more than a moderate increase in our cash balance as a result. Our balance of cash and cash equivalents, deposits, and marketable securities are expected to increase slightly in the first quarter of 2011.
As of December 31, 2010, we held an auction rate security totaling $1 million at par value which is currently associated with failed auctions. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While we continue to earn interest on this investment at the contractual rates, the estimated market value of this auction rate security no longer approximates par value. We estimated the fair value of this auction rate security based, among other things, on the following: (i) the underlying structure of the security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for the security. The fair market value of the failed auction rate security at December 31, 2010 was $0.3 million, a decline of $0.7 million from par value. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of our investment. If the current market conditions deteriorate, we may be required to record additional unrealized losses in other comprehensive income or impairment charges in 2011, in addition to the impairment charges that we recorded in 2008 as described above.

Net cash provided by operating activities in 2010 was $33.7 million, compared to net cash provided by operating activities of $39.4 million and $13.2 million in 2009 and 2008, respectively. Changes in net cash provided by operating activities throughout the years are caused primarily due to reduction in receivables as a result of our extensive collection efforts.

Net cash used in investing activities in 2010, 2009 and 2008 of approximately $60.1 million, $0.9 million and $5.8 million, respectively, was primarily attributable to significant investment in short term deposits in 2010 which were held as liquid cash balance before, cash spent on property, plant and equipment in all three years and cash invested in or received from the disposition of marketable securities.

Our capital expenditures (consisting of the purchase of fixed assets and other assets) were $2.6 million, $3.0 million and $5.1 million in 2010, 2009 and 2008, respectively, mostly attributable to investment in the 3rd floor of our headquarters building in 2008 and purchasing computer and peripheral equipment including software systems and licenses in all three years.

                Net cash used in financing activities in 2010 amounted to approximately $0.4 million, primarily due to repayment of long term loans. Net cash provided by financing activities in 2009 amounted to approximately $31.4 million, primarily due to a private placement of ordinary shares and warrants for net proceeds in the amount of $31.5 million. Net cash provided by financing activities in 2008 amounted to approximately $3.8 million, primarily attributable to issuance of share capital to employees resulting from exercise of options.

Bank Debt

As of December 31, 2010, we had outstanding bank loans in the principal amount of $0.3 million. These loans are primarily in EUROs and accrue interest at the rate of 2.0% per year and mature through July 2011.  These loans are unsecured.

Credit Risk

Other than the foreign currency forward contracts described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest the majority of our cash and cash equivalents, short term deposits and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks, mainly Bank Hapoalim Bank Leumi in Israel and Wells Fargo in the United States. We adhere to an investment policy determined by our Investment Committee and approved by our Board of Directors, which requires investment in US dollar denominated short term deposits of less than one year.  We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. Over the last few years we increased our efforts on direct collection of receivables. We generally do not require collateral. An appropriate allowance for doubtful accounts is included in our accounts receivable.

The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions with respect to a portion of our exposure, as well as attempts to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar, the NIS, the Euro and the British pounds Sterling, and may include securing our future cash flows from foreign exchange fluctuations. In 2008, we began to increase our use of currency hedging, which together with the effects of currency conversions has resulted in financing income of approximately $0.7 million and $1.7 million in 2010 and 2009, respectively.

We have historically had only limited involvement with derivative financial instruments but have begun to increase our currency hedging. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). Part of these transactions in 2010 qualify for hedge accounting under ASC 815, “Derivatives and Hedging”, while in 2009 we didn’t have any derivatives that qualified for hedge accounting. For information relating to our hedging and other market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

As of December 31, 2010, we held an auction rate security, or ARS, totaling $1 million at par value which is currently associated with failed auctions. As explained in note 1d to our audited consolidated financial statements included elsewhere in this annual report, we have determined fair value of this security based on a valuation model. The revaluation of this security resulted in a net realized loss of $0.7 million, which has been recorded in our statement of income in the year 2008, as it is considered “other-than temporary”.

Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.  Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our products  and any capital requirements consequent to our ongoing strategic assessment.  Although our cash balance has been increasing in recent years and we raised funds in a private placement in the fourth quarter of 2009, to the extent that our existing financial reserves and cash generated from operations are insufficient to fund future investments in, or acquisitions of, complementary businesses, products or technologies, if any, we may need to raise additional funds through public or private equity or debt financing. Such funds may not be available on reasonable terms, if at all, especially if the current uncertainty in the global markets continues.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, British Pounds Sterling or Euros. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses  are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as NIS, British Pounds Sterling or Euros. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2010, 2009 and 2008 we incurred net non-dollar currency loss of $375,000, a gain of $1,054,000 and a loss of $1,883,000, respectively.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Revaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and, in particular, larger periodic devaluations or revaluations may have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel has not had a material effect on our results of operations but that the recent devaluation of the dollar against the NIS has a material effect on our results of operations. See further discussion under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

Principal Capital Expenditures

See “Item 4.A History and Development of the Company Principal Capital Expenditures.”

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. As of December 31, 2010, our research and development staff consisted of 308 employees, of whom 185 were located in Israel and the remaining 123 were located primarily in the United States. See also Item 5.A. Research and Development Expenses, Net.

Proprietary Rights

We have one patent application pending.  We have no issued patents.  Our success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures but may include the General Public License. This license and others like it pose a potential risk to products that are integrated with these technologies. See further discussion under Item 3.D - “Risk Factors.”

Grants from the Office of the Chief Scientist

Until 2008 we received grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. In the years 2008, 2009 and 2010, we received grants from the OCS of $263,000, $0 and $0, respectively. We currently do not expect to receive material grants from the OCS in the near future.  This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

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

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, some of the manufacturing volume may be performed outside of Israel, subject to notification to the Chief Scientist in the case of the transfer of up to 10% of a grant recipient’s approved Israeli manufacturing volume outside of Israel, or subject to the approval of the Chief Scientist in the case of the transfer of additional manufacturing volume outside of Israel in excess of 10%. In case of any transfer of manufacturing outside of Israel, the grant recipient is required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

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

The funds available for OCS grants out of the annual budget of the State of Israel were reduced in the past, and the Israeli authorities have indicated that the government may further reduce or abolish OCS grants in the future. Even if these grants are maintained, we cannot predict what would be the amounts of future grants, if any, that we might receive.

D. Trend Information

We believe that the Retail market is a market in transformation. The key trends we have identified are the following:

•	A shift to focusing on the consumer: value driven, informed and empowered consumers are more vocal than ever in defining how, where and when they want to shop;
•	the need for speed, innovation and differentiation in order to cope with increased competition;
•	the need for personalization and retention at the consumer level;
•	competition in the market for software solutions and services supporting our customers remains strong but largely constant versus the last few years;
•	a blurring of retail segments. For instance, in search for growth opportunities, food retailers engage in non-food segments and vice versa;
•
the need for retailers and distributors to be able to convert their customer / market data into actionable knowledge, providing their consumers and suppliers with relevant, in context, optimized offerings and promotions; and

•	the continued need for operational efficiencies.

To transform, retailers require sophisticated retail information systems, ideally being fed by real time transaction and customer data, efficiently executing and tracking their operational tasks, such as order optimization, inventory management, merchandising and price-book management while at the same time providing visibility into the supply chain processes.

We believe our strategy, our growth engines (as detailed in Item 4B – “Our Market Opportunity” and below)  and a number of other activities we are undertaking in our Company, address these key trends and that Retalix is positioned to assist our customers address their highly competitive environments.

Taking into account the above and the key trends driving the future opportunities in retailing, the main growth engines, aimed to enhance our pipeline and increase our sales were defined:

•	the new Retalix 10 Store Suite (which was announced in January 2011) which was designed to address our transforming retail market and the trends therein;
•	value-added services leveraging our expertise in our products and the market in which we operate;
•	leveraging our existing market position and expertise to penetrate new adjacent markets arising from and the blurring of the retail segments, as well as new territories; and
•	SaaS, to address the increase need for these type of services.

The investments in the above growth engines, as well as other infrastructure were made, and continue to be made, in parallel to our growing revenues and profitability, successfully delivering customer projects and signing new customers.

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31, 2010:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations (including current maturities)	$0.3	$0.3	$-	$-	$-
Operating Lease Obligations (with regard to offices and facilities and vehicles)	13.9	5.2	6.6	2.1	-
Severance pay **	3.5
Total	$17.7	$5.5	$6.6	$2.1	$-

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this annual report, and in particular, Notes 5 and 8 thereto.
**	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of April 10, 2011.

Name	Year of Birth	Year Joined	Retalix Position

Avinoam Naor	1948	2009	Chairman of the Board
Gillon Beck	1962	2008	Director
Ishay Davidi	1962	2008	Director
Boaz Dotan	1942	2009	Director
Eli Gelman	1958	2009	Director
David Kostman	1964	2009	Director
Nehemia Lemelbaum	1942	2009	Director
Dr. Zvi Lieber	1943	2008	External Director
Robert A. Minicucci	1952	2009	Director
Gur Shomron	1952	2009	External Director
Itschak Shrem	1947	2008	Director
Shuky Sheffer	1960	2009	Chief Executive Officer
Hugo Goldman	1954	2007	Executive Vice President and Chief Financial Officer
Gil Priver	1963	2009	Head of Corporate Development & Alliances
Yoni Stutzen	1951	1994	Executive Vice President, International Business Unit
Roy Simrell	1965	2009	President, U.S. Division
Isaac Shefer	1957	2008	Executive Vice President, Product Development
Ronen Levkovich	1969	2000	President, International Retail Division
Irit Ben Ari	1949	2010	Head of Global HR

Avinoam Naor has served as a director since November 2009 and as our Chairman of the Board since March 2011. Mr. Naor was a member of the team that founded Amdocs Limited in 1982. At Amdocs, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held that position until July 2002. In 1998, he led the initial public offering of Amdocs and listing on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director of a number of private companies and philanthropic bodies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth at risk. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. In 2002 Mr. Naor established the Oran Foundation for Supporting Youth at Risk. Mr. Naor and a group of private foundations and philanthropic individuals in Israel and abroad established the Shahaf Foundation, which is a Social Investment Fund supporting existing Shahaf communities (social action groups formed in the geo- social periphery) as well as helping the establishment of  new Shahaf communities. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has also served as a member of the board of governors of the Jewish Agency for Israel.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd. and Givon H.R. Ltd, and as a director in Ytong Industries Ltd, Nirlat Paints Ltd, Metro Motor Marketing Ltd, Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., and Merhave-Ceramic and Building Materials Center Ltd (traded on the TASE). Previously he was director at TAT Technologies Ltd. (traded on Nasdaq), MDT Micro Diamond Technologies Ltd. and TANA Industries and Chairman of Medtechnica Ltd (traded on the TASE) and other portfolio companies of the FIMI Private Equity Funds. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., Orian S.M. Ltd. (traded on the TASE), Ophir Optronics Ltd. (traded on the TASE), Merhav-Ceramic and Building Materials Center Ltd. (traded on the TASE). Previously he was director at Tefron Ltd. and MDT Micro Diamond Technologies Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

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

Eli Gelman has served as a director since November 2009 and served as our Chairman of the Board from January 2010 through February 2011.  Mr. Gelman has served as Chief Executive Officer of Amdocs, since November 12, 2010 and as a director of Amdocs since 2002.  He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Mr. Gelman holds a B.Sc. in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

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

Gur Shomron has served as an external director since July 2009.  Since 2004, he has served as the chairman of the board of directors at Fidelis Diagnostics Inc.  Mr. Shomron also serves as a director of Z.B.I. Ltd. and several privately held companies. From July 2005 to December 2007 and from May 2008 to December 2010, he served as a director of BluePhoenix Solutions Ltd. From 1996 to 2007, Mr. Shomron served as a director of Mainsoft Corporation, and held several positions including chief executive officer (1996) and chairman of the board (1996-2001). From 2001 to 2003, he served as a venture partner at StageOne Venture Capital Fund. From 1993 to 1995, he served as the president of Foraz R&D Fund. From 1989 to 1995, he served as vice president for business development of Formula Systems Ltd. and from 1976 to 1989, he served as a director and research and development manager of Quality Computers 77 Ltd., which he co-founded.

Itschak Shrem has served as a director since January 2008. Mr. Shrem is the founder of S.R. Accord (formerly Shrem Fudim Group), a banking house publicly traded on the TASE, where he served as Chairman until June 2010 and were he has served as a managing director since June 2010. Since October 2010, Mr. Shrem has served as a director of Eden Spring Ltd. Previously, he also served as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

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

Ronen Levkovich has served as our President, International Retail Division since January 2010. Prior thereto, he served as our Executive Vice President, Head of International Division since 2006.  Prior to joining us, he held project management, sales and marketing, business development and operations management positions in various organizations. He holds a B.A. in Business Administration from the College of Management in Israel and an MBA from the University of Manchester.

Irit Ben Ari joined Retalix in 2010. Prior to joining Retalix, she served as the Head of Global Human Resources at Amdocs from 2004 till 2008, as VP of HR of Creo Israel Ltd. from 2002 till 2004, as Global VP of HR in Gilate Satelite Networks Ltd. from 2000 till 2002 and previous to that held various senior executive positions in the Municipality of Herzliya, John Bryce Systems Ltd. and IBM Israel Ltd. Ms. Ben-Ari holds an MSM degree from the Ben-Gurion University (in cooperation with the Boston University), an LL.B. from the Tel Aviv University and is a member of the Israeli Bar Association.

There are no family relationships among our directors and executive officers.

B.  Compensation

The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2010, was approximately $3.1 million. This amount includes pension, retirement and similar benefits accrued in the aggregate amount of approximately $220,000. This does not include stock based compensation effects under ASC 718, amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

We have an annual performance-based bonus plan for our executive officers, of which 60% is based on our objective results (measured by earnings before interest and  taxes, or, EBIT) and/or the relevant business unit (measured by revenue and EBIT) and 40% is based on individual performance.  The plan is reviewed and approved by our compensation committee and board of directors annually, as is any bonus payment under the plan. In  respect of 2010, approximately $647,000 was expensed to our executive officers pursuant to this bonus plan.
Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

 In our 2009 annual meeting of shareholders, a resolution was approved allowing the payment of fees to our independent directors who serve from time to time (other than our statutory external directors and members of the Alpha Group) of up to $50,000 per year, subject to approval of our audit committee and board of directors. Our audit committee and board of directors have approved a fee of $25,000 for each such independent director.  Our external directors receive annual compensation pursuant to applicable regulations under the Israeli Companies Law of approximately $17,400  each and, in addition, $650 per board meeting or board committee meeting in which they participate, and $390 per such meeting in which they participate by telephone.  Our four directors who are members of the Alpha Group are not entitled to director fees but are entitled to management fees pursuant to a management services agreement that we entered into in connection with the private placement with the Alpha Group. See Item 10.C below under "Management Services Agreement."

               Our employment agreements with most of our employees located in Israel, including executive officers, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension – 5.0% of gross salary; severance pay – 8.33% of gross salary; disability insurance – up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund – 7.5% of gross salary. The total amount we expensed in 2010 under these arrangements for all executive officers as a group was approximately $220,000.  During 2010, our directors and executive officers were granted options to purchase an aggregate of 200,000  shares under our stock option plans. The weighted average exercise price of these options is $13.34 per share and they expire four years from the date of grant.  The options vest over three years from the date of grant, in three equal annual installments.

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

Our major shareholders, Alpha Group and Ronex, are parties to a shareholders agreement, dated September 3, 2009, or the Shareholders Agreement, which contains arrangements with respect to voting for director nominees of the various parties; this agreement is summarized in a footnote to the ownership table in “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders” below. Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor were designated by the Alpha Group,and Gillon Beck, Ishay Davidi and Ischak Shrem were designated by Ronex. The Shareholders Agreement was filed as Exhibit 1 to the Schedule 13D of the Alpha Group on September 10, 2009.  The content of the Shareholders Agreement is not incorporated by reference into this annual report on Form 20-F.

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

The board of directors has determined that all of the members of our board of directors, other than Mr. Eli Gelman, are “independent directors,” as such term is defined under Rule 5605(a)(2) to the Nasdaq Rules.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals as external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, or the person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

•	the company;

•	any person or entity controlling the company at the time of appointment; or

•	any entity controlled by the company or by its controlling entity on the date of the appointment or during the two years preceding such date.

The term affiliation means any of:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

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

An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service in their capacity as directors.

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

Under the Nasdaq Rules, our audit committee, operating under a written charter, assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent registered public accounting firm. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Under Israeli law, our shareholders have the authority to appoint and remove our independent auditors. Our audit committee also serves as our nominations committee under the Nasdaq Rules and as our financial statement review committee under the Companies Law.

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

D. Employees

Set forth are tables presenting breakdowns of the total number of our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2008	2009	2010

Research and Development	268	312	308
Operations	822	668	763
Sales and Marketing	132	110	105
General and Administration	128	131	153
Total	1,350	1,221	1,329

	As of December 31,
Geographical Location	2008	2009	2010

United States	547	516	481
Israel	675	593	707
Europe	97	83	97
Rest of The World	31	29	44
Total	1,350	1,221	1,329

We believe that we have been able to attract talented engineering and other technical personnel. We believe that our relationship with our employees is good and we have not experienced a work stoppage that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

                Operating globally, we are required to comply with various labor and immigration legislation wherever we operate, mainly in  Israel, United States, Australia, France, Italy  the United Kingdom and China. In some countries, employees are protected by mandatory collective bargaining agreements and extension orders In Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

During 2010, we enhanced our workforce in Israel and the rest of the world, except for the United States, to support the growth in our business and our growth strategy.  We continue to focus on proper allocation of resources and implementing efficiency measures.

E. Share Ownership

The following table sets forth the ordinary shares beneficially owned by each of our directors who beneficially owned more than 1% of our issued ordinary shares as of March 20, 2011.  None of our officers beneficially owned more than 1% of our issued ordinary shares as of that date.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Beneficial Ownership

Ishay Davidi	10,525,491	(1)	41.4%
Boaz Dotan	10,525,491	(2)(3)	41.4%
Eli Gelman	10,525,491	(2)(4)	41.4%
Nehemia Lemelbaum	10,525,491	(2)(5)	41.4%
Avinoam Naor	10,525,491	(2)(6)	41.4%

(1) Represents the 4,471,591 ordinary shares held by Ronex, which is indirectly controlled by Mr. Davidi (see footnote 5 to the table under Item 7.A below), and the 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares held by the Alpha Group (see footnotes 3 and 4 to such table). Ronex and Mr. Davidi have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.  Our director Gillon Beck, by virtue of his position as an officer of various FIMI private equity funds, may also be deemed to beneficially own the ordinary shares beneficially owned by Ronex. Mr. Beck has disclaimed beneficial ownership of such shares.

(2) Represents the 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares held by the Alpha Group, of which each of Mr. Dotan, Mr. Gelman, Mr. Lemelbaum and Mr. Naor are amongst its members (see footnote 3 to the table under Item 7.A below) and the 4,471,591 ordinary shares held by Ronex (see footnote 4 and 5 to such table). Each of Mr. Dotan, Mr. Gelman, Mr. Lemelbaum and Mr. Naor have disclaimed beneficial ownership of the ordinary shares held by Ronex.

(3)  Of such securities, Mr. Dotan directly holds 1,050,183 ordinary shares and warrants to purchase 250,000 ordinary shares.

(4)  Of such securities, Mr. Gelman directly holds 603,167 ordinary shares and warrants to purchase 250,000 ordinary shares.

(5)  Of such securities, Mr. Lemelbaum directly holds 1,050,183 ordinary shares and warrants to purchase 250,000 ordinary shares.

(6)  Of such securities, Mr. Naor directly holds 1,050,183 ordinary shares and warrants to purchase 250,000 ordinary shares.   In addition, Mr. Naor, by virtue of being our chairman of the board of directors, would have voting rights under the terms of the separation agreement, dated September 3, 2009, with Mr. Barry Shaked’s management company with respect to the ordinary shares, if any, held by Mr. Barry Shaked, our former president and chief executive officer, or his affiliates, to the extent such shares constitute more than 2% of our outstanding share capital until December 31, 2013.  To our knowledge, Mr. Shaked and his affiliates do not hold currently more than 2% of our outstanding share capital.

The warrants held by the members of the Alpha Group are fully exercisable and have exercise prices ranging from $9.75 to $12.10 per share and expiration dates ranging from May 2013 to May 2014. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  This gives each member of the Alpha Group (including Mr. Mario Segal, who is not a director) shared beneficial ownership with respect to all the ordinary shares of the Alpha Group.

In addition to the information provided in this Item 6.E above, as of March 20, 2011, our executive officers held an aggregate of 46,531 ordinary shares, as well as an aggregate of 1,110,000 options under our equity incentive plans (which are described below).  The options have a weighted-average exercise price of $13.46 per share and they expire between 2011 and 2019. Among such options, 431,667 were vested on such date or were scheduled to vest within the following 60 days, constituting beneficial ownership of approximately 1.8% of our outstanding ordinary shares. Except as set forth above, no individual director or executive officer beneficially owned 1% or more of our outstanding ordinary shares on such date.

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

As of March 20, 2011, options to purchase 503,912 ordinary shares were outstanding under the Second 1998 Plan. The options generally vest over a period of three years and have per share exercise prices ranging from $5.77 to $15.58.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan.

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

As of March 20, 2011, options and RSUs to purchase 731,413 ordinary shares were outstanding under the 2004 Plan. The options and RSUs generally vest over a period of three years and have per share exercise prices ranging from $0.25 (nominal RSU exercise price) to $18.54.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the 2004 Plan.

Retalix Ltd. 2009 Share Incentive Plan

Our 2009 Share Incentive Plan, or the 2009 Plan, is substantially similar to the 2004 Plan.  It was adopted by the Board of Directors on September 16, 2009 with the intent of making all future grants of equity awards under such plan.  The 2009 Plan contains an addendum that sets forth certain terms of incentive stock options or non-qualified options that may be granted to U.S. employees.   The 2009 Plan is administered by our compensation committee, subject to guidelines determined by our board of directors pursuant to applicable law.  The 2009 Plan has a term of ten years. Commencing in January 2011,  our general policy is that options vest in four equal annual tranches on the first, second, third and fourth anniversaries of the date of grant, and each tranche may be exercised, on a cashless basis only, for a period of three years from the vesting date of such tranche.  Options granted to tax residents of Israel are subject to the "capital gains route" under the Section 102 of the Israeli Tax Ordinance.

                As of March 20, 2011, options to purchase 571,500 ordinary shares were outstanding under the 2009 Plan. The options generally vest over a period of three years and have per share exercise prices ranging from $11.62 to $14.90.  As of such date, 5,266,937 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

Stock Option Plan of Subsidiaries

On November 23, 2004, the board of directors of StoreAlliance.com Ltd., one of our subsidiaries, approved an employee stock option plan, or the StoreAlliance Plan. Pursuant to the StoreAlliance Plan, options to purchase 36,000 ordinary shares, NIS 0.01 par value, were granted on December 31, 2004, to certain employees of the subsidiary all subject to the “capital gains taxation route” under Section 102 of the Tax Ordinance. All options granted under the StoreAlliance Plan bear an exercise price of $5.55 per share and vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of Retalix or its subsidiary – provided that the employee is still employed by Retalix or its subsidiary at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an initial public offering of the subsidiary’s securities; (2) a merger of the subsidiary; or (3) seven years from the date of grant.

As of March 20, 2011, options to purchase 27,033 ordinary shares of StoreAlliance.com were outstanding under the StoreAlliance Plan, at an exercise price of $5.55 per share. The rest of the above options were forfeited.

In December 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan, or the StoreNext Plan. Pursuant to the StoreNext Plan , options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of StoreNext or any of its affiliates. The options are generally subject to vesting after seven years of service, subject to acceleration upon the occurrence of certain events, such as (1) the conversion of StoreNext USA from a limited liability company to a C-corporation, (2) the consummation of an initial public offering of StoreNext USA’s securities or (3) a change of control in StoreNext USA (as defined in the option plan).   The options expire ten years from grant.  In December 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. In addition, in July 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. Through March 20, 2011, 433,500 of these options were forfeited.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of March 20, 2011 (unless otherwise indicated below), certain information known to us with respect to beneficial ownership of our ordinary shares by each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares. As of March 20, 2011, 24,164,243 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	10,525,491	41.4%
Ronex Holdings, Limited Partnership (4)(5)	10,525,491	41.4%
Clal Insurance Enterprises Holdings Ltd. and affiliates (6)	2,332,965	9.7%
Migdal Insurance & Financial Holdings Ltd. (7)	2,307,535	9.5%
Menora Mivtachim Holdings Ltd. (8)	1,723,419	7.1%
Delek Group Ltd. (9)	1,272,346	5.3%
Flatbush Watermill, LLC (10)	1,270,726	5.3%

___________________

(1)	Unless otherwise indicated, each person named or included in this table has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on March 20, 2011, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Represents 4,803,900 ordinary shares and 1,250,000 ordinary shares issuable upon the exercise of warrants held by the members of the Alpha Group and 4,471,591 ordinary shares held by Ronex.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  See Item 6.E above for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 525,092 ordinary shares and 125,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 ordinary shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below).  Each member of the Alpha Group has disclaimed beneficial ownership of the ordinary shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statements of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the Shareholders Agreement, the parties agreed, among other things, to vote all ordinary shares held by them for the election to our board of directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of ordinary shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The tag along rights may not be exercised until November 19, 2012 if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of our then issued and outstanding share capital and (ii) the Alpha Group and Ronex will jointly hold less than 25% of our then issued and outstanding share capital, in which case the number of ordinary shares sold will be proportionately reduced. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 ordinary shares (subject to adjustments). The Shareholders Agreement was filed as Exhibit 1 to the Schedule 13D of the Alpha Group on September 10, 2009.  The content of the Shareholders Agreement is not incorporated by reference into this annual report on Form 20-F.

(5)
Represents 4,471,591 ordinary shares held by Ronex and 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares held by the members of the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.  The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009.  Based on the information provided in such statements, the members of the group, which share voting and dispositive power with respect to these shares, are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi, who controls the foregoing entities.

(6)
Consists of (i) 1,985,428 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 347,537 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 347,537 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., which in turn is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G/A filed with the SEC by Clal and affiliates thereof, on February 14, 2011.

(7)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd., or Migdal, according to the following allocation: 827,648 ordinary shares are held by profit participating life assurance accounts; 1,100,135 ordinary shares are held by provident funds and companies that manage provident funds; and 129,140 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based on a Schedule 13G filed with the SEC by Migdal on February 16, 2011 and information provided by Migdal on March 13, 2011.

(8)
The shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties, all of which are wholly-owned subsidiaries of Menora Holdings. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. Consequently, the Menorah Parties do not admit that any of them is the beneficial owner of any ordinary shares. Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menacem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Insurance. Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Mivtachim Pensions. Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Finance. Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Gemel. Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Mutual Funds.  The foregoing information is based on a Schedule 13D/A filed with the SEC by the Menorah Parties on June 29, 2010 and information provided by the Menora Parties on March 27, 2011.

(9)
The shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. The subsidiaries of the Phoenix Holding Ltd. manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries of the Phoenix Holding Ltd. operates under independent management and makes its own independent voting and investment decisions.  The Phoenix Holding Ltd. is an indirect majority-owned subsidiary of Delek Investments and Properties Ltd. Delek Investments and Properties Ltd. is a wholly-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The foregoing information is based solely on a Schedule 13G/A filed with the SEC by the Delek Group Ltd. on March 1, 2011.

(10)
Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2, LP and FW3, LP.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. Each of such entities disclaims beneficial ownership of the securities held by the others except to the extent of such entity's pecuniary interest therein, if any. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 165,000 ordinary shares owned by FW2. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,105,726 ordinary shares owned by FW3.  The foregoing information is based solely on the Schedule 13D filed with the SEC by Flatbush Watermills LLC and various affiliated parties on March 15, 2011.

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

As of March 25, 2011, 8,055,509 of our ordinary shares were held in the United States, by four record holders with mailing addresses in the United States, owning an aggregate of approximately 33.3% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.  Related Party Transactions

For a summary of the agreements with the Alpha Group, see Item 10.C of this annual report. Certain of our shareholders have entered into the Shareholders Agreement (see Item 7.A of this annual report).

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

Significant Changes

Except as described elsewhere in this annual report, no significant change has occurred since the ate of the annual financial statements included in this annual report.

ITEM 9 – THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have been quoted on the Nasdaq Global Select Market (formerly known as the Nasdaq National Market) under the symbol “RTLX” since July 1998. Our ordinary shares have also been quoted on the TASE since November 1994.

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares, as reported on the Nasdaq.

	High	Low

2006	$27.07	$16.02
2007	23.30	15.67
2008	18.23	3.24
2009	13.35	5.30
2010	15.25	10.68

2009:
First Quarter	$9.21	$5.30
Second Quarter	10.45	7.00
Third Quarter	10.20	7.62
Fourth Quarter	13.35	10.62

2010:
First Quarter	$15.25	$12.55
Second Quarter	14.31	10.68
Third Quarter	13.14	10.99
Fourth Quarter	14.65	11.53

2011:
First Quarter	$16.78	$13.70

Most recent six months:
October 2010	$12.48	$11.53
November 2010	$13.95	$12.55
December 2010	$14.65	$12.83
January 2011	$16.18	$13.86
February 2011	$15.04	$14.20
March 2011	$16.78	$13.70
April 2011(through April 12, 2011)	$15.55	$14.18

The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the TASE.

	High	Low

2006	NIS 123.40	NIS 65.39
2007	93.75	61.30
2008	60.90	14.55
2009	51.25	22.00
2010	57.25	40.01

2009:
First Quarter	NIS 37.50	NIS 22.00
Second Quarter	38.98	28.57
Third Quarter	38.44	29.24
Fourth Quarter	51.25	38.21

2010:
First Quarter	NIS 57.25	NIS 47.39
Second Quarter	52.78	40.01
Third Quarter	50.83	43.30
Fourth Quarter	51.84	41.50

2011:
First Quarter	NIS 57.49	NIS 45.00
Most recent six months:
October 2010	NIS 45.55	NIS 41.50
November 2010	51.84	46.44
December 2010	50.80	47.44
January 2011	57.00	49.32
February 2011	57.49	51.72
March 2011	55.92	45.00
April 2011(through April 12, 2011)	50.58	48.61

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

We are authorized to issue 50,000,000 ordinary shares par value NIS 1.00 per share, of which 24,164,243 ordinary shares were outstanding as of March 20, 2011.

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

A quorum in a general meeting consists of two or more holders of ordinary shares, present in person or by proxy, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in our company (or any higher percentage which may be required under applicable rules and regulations). If there is no quorum within half an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum.  While the Nasdaq Rules require a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, we follow Israeli practice, which requires two or more shareholders holding 25% or more of our outstanding voting power, as provided for above.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his capacity of an office holder, for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person

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

Recent Amendment to the Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Companies Law, which implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective in mid-May 2011. A summary of the principal changes introduced by this amendment is set forth below:

•
A higher shareholder approval threshold will need to be satisfied in order  to permit a chief executive officer to also serve as chairman of the board of directors and vice versa. In addition, the chairman will not have the ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee will be required to be "independent" (as such term is defined in the Companies Law) and the chairman of the audit committee will be required to be an external director. In addition, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services  to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee will be expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect external directors will be increased, such that the election of external directors will require a majority vote at a shareholders’ meeting, provided that either (1) at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting vote in favor of the election of the external director or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors will be enhanced such that an individual will not be permitted to be appointed as an external director: (1) in a company that does not have a controlling shareholder, if he has an affiliation (as such term is defined in the Companies Law), at the time of appointment, to the chairman, the chief executive officer, the chief financial officer or a 5% shareholder; or (2) if his relative, partner, employer or supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated;

•
External directors will be able to be re-elected for up to two (previously, one) additional three-year terms. Reelection of an external director will be effected through one of the following mechanisms: (1) the board of directors proposed the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the nominee by such non-excluded shareholders constitute more than 2% of the voting rights in the company;

•	The terms of employment of officers will require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction; or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and

•
With respect to tender offers for the acquisition of all the outstanding shares in a company, the time-frame for shareholders to request appraisal rights will be extended from three to six months following the consummation of the tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.

C. Material Contracts

Private Placement

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

Concurrently with the closing of the private placement with the Alpha Group, Mr. Barry Shaked, our former chief executive officer and director, sold his 1,033,479 ordinary shares to the Alpha Group and Mr. Brian Cooper sold his 751,485 ordinary shares, to the Alpha Group (566,740 shares) and Ronex (1,218,224 shares), at a price of $12.00 per share.  The Alpha Group and Ronex entered into the Shareholders Agreement.

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

The warrants may be exercised for cash or by net issue exercise, at the election of the holder thereof.

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

Transfer Restrictions

Pursuant to the terms of the share purchase agreement, the ordinary shares acquired by the Alpha Group in the private placement and in the tender offer are subject to restrictions on transfer for a period of two years following the closing, during which the Alpha Group may not transfer such ordinary shares to any third party other than to specified permitted transferees.  During the third year following the closing, the Alpha Group may not transfer these shares if (i) such transfer would result in any other person holding 25% or more of our outstanding ordinary shares following such transfer and (ii) Ronex and the Alpha Group would hold in the aggregate less than 25% of our outstanding ordinary shares. The warrants and the ordinary shares issuable upon exercise of the warrants were subject to restrictions on transfer for a period of one year following the closing.  Such restrictions include offers, sales, short sales, pledges and other forms of disposition.  We were notified that pursuant to the oral understandings reached internally among the members of the Alpha Group with respect to us and our shares, each of the members has agreed not to sell his ordinary shares for a period of five years following the closing of the private placement, which may be shortened by a decision of a majority of the individual members, but to a period of no less than two years.

Registration Rights Agreement

On November 19, 2009, we entered into a registration rights agreement with the Alpha Group with respect to the registration with the SEC of the 4,803,900 ordinary shares they held as of the closing of the private placement and the 1,250,000 ordinary shares issuable upon exercise of their warrants. The registration rights agreement includes the following rights, which may be exercised until November 19, 2015:

•
Demand Registration Rights . Subject to certain limitations, holders of a majority of the outstanding registrable shares may demand that a registration statement be filed to register their shares. Such demand registration rights are limited to two registration statements that are filed and declared effective by the SEC.

•
Piggyback Registration Rights .  If we initiate a registered offering of securities, the holders of registrable shares have the right to include their registrable shares in the registration statement effected pursuant to such offering. The number of piggyback registrations is unlimited.

•
Shelf Registration Rights . Subject to certain exclusions, holders of at least 15% of the registrable shares may demand that we register their shares for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. This right is limited to two shelf registration statements that are filed and declared effective by the SEC during any twelve-month period.

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

Management Services Agreement

        On November 19, 2009, we entered into a management services agreement, or the Management Agreement, with the Alpha Group.  Under the Management Agreement, the Alpha Group provides management services and advises and provides assistance to our management concerning our affairs and business.  The Alpha Group is required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the members of the Alpha Group.

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

The obligations of the members of the Alpha Group under the Management Agreement are several and not joint, to be borne by each of them according to the portion of the management services fee actually received by each such Investor.  The Alpha Group is subject to customary confidentiality, intellectual property and non-competition undertakings under the Management Agreement.

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

United States Federal Income Tax Consequences

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE, AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED IN THE EVENT OF A CHALLENGE BY THE US TAX AUTHORITIES. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Since 1995, we have not paid cash dividends on our ordinary shares.  In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

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

As noted above, under “look-through” rules, the assets and income of some subsidiaries are taken into account in determining whether a foreign company meets the Income Test and/or the Asset Test.

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

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to provide the required information so that U.S. Holders can make QEF elections.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

We believe that we were not a PFIC for our 2009 or 2010 taxable years and do not anticipate being a PFIC in 2011. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult your tax advisor regarding the HIRE Act.

Taxation of our U.S. Subsidiaries

The following summary describes our organizational structure in the United States and the applicable income taxes.

We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations:  Retalix USA Inc.; RCS; and a U.S. limited liability company, StoreNext USA. StoreNext USA is disregarded as an entity separate from its owner for U.S. federal income tax purposes. As such, all of StoreNext USA’s results are included in Retalix USA Holdings’ U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. The combined U.S. federal and state income tax rates applicable to Retalix USA Holdings and its subsidiaries are 37% to 40%. Retalix USA Holdings and its subsidiaries are subject to the same U.S. federal income tax rates on capital gain income. Each of Retalix USA Holdings and its subsidiaries are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis. State taxes are imposed on the U.S. taxable income at an approximate rate of 6% after the U.S. federal tax benefit of deducting those state income taxes.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the Corporate Tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, (“the Investments Law”), as in effect prior to 2005, provided that upon application to the Investment Center of the Israeli Ministry of Industry (“the Investment Center”), Trade and Labor, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See the discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

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

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25% for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from the Year of Operation or 14 years from the start of the tax year in which the approval was obtained, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company in which more than 25% of the shareholders are non-residents of Israel , defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

The reduced tax rates and the Tax Exemption Period which apply for the company as described below, are related to a Company located in Development Zone C.

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

The benefits available to an Approved Enterprise are conditional upon compliance with the conditions stipulated in the Investments Law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it may be required to refund all or a portion of its tax benefits and any grants received, with interest and adjustments for inflation based on the Israeli consumer price index.   These conditions include:

•	adhering to the business plan contained in the application to the Investment Center;

•	continuing operations in the relevant geographic area at least 7 years starting the Year of operation;

•	financing at least 30% of the investment in property, plant and equipment with the proceeds of the sale of shares;

•	reporting immediately of any material change to the company's business, operations, results and ability to perform the Approved Enterprise;

•	filing regular reports with the Investment Center with respect to the Approved Enterprise;

•	obtaining the approval of the Investment Center for changes in the ownership of a company;

•	complying with Israeli intellectual property laws; and

•	obtaining the approval of the Investment Center for changes in the approved plan as originally presented.

A portion of our production facilities has been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above (for the first 2 years) and entitled to reduced tax rates (for the next five to years). We have derived, a substantial portion of our income from our Approved Enterprise facilities.

If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15% (unless the tax treaty between Israel and the recipient domicile states differently), which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). We are not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

Amendment of the Investments Law - 2005

On April 1, 2005, an amendment to the Investments Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the alternative package of benefits will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the Benefited Enterprise routes do not necessarily require pre-approval by the Investment Center. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the date on which it is obligated to file its tax return for such year or within 12 months of the end of that year, the earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimum investment in manufacturing assets for the Benefited Enterprise.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, as described below:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (usually, 10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive to 2003.

                The amendment will apply to programs in which the year of election under the Investments Law is 2004 or later, unless such programs received Approved Enterprise approval from the Investment Center on or prior to March 31, 2005, in which case the amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. The Company has elected each of the years 2005 and 2009 as its Year of Election.

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

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

Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from capital gains, interest, direct real estate tax  and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	Deduction of costs related to the issuance of shares on a stock market over a three-year period for tax purposes;

•	Amortization of the cost of purchased know-how and patents which are used for the development or advancement of the company over an eight-year period for tax purposes;

•	The option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

•	Accelerated depreciation rates on equipment and buildings.

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

Taxation of Dividends Applicable to Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. On distributions of dividends by an Israeli company to non Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%.

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

I. Subsidiary Information

Not applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or in interest rates. The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. ASC 815, "Derivatives and Hedging", or ASC 815, requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value.

In 2010, due to the increased volatility in the exchange rate of the various currencies that are relevant to our business against the dollar, we increased our use of foreign currency forward contracts and cylinder contracts for conversion of Australian dollars, Pounds Sterling, Euros and NIS into dollars. Most of these contracts were rolled over a few times since their original closure in recent years.

    As of December 31, 2010, we had fifty six open contracts, not designated for hedging, for the conversion of such foreign currencies into a total of approximately $26.3 million, the fair value of which as of December 31, 2010 was $481,000.  The $481,000 amount reflects the estimated amounts that we would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2009, we had thirty open contracts of this nature for the conversion of such foreign currencies into a total of approximately $6.5 million, the fair value of which as of December 31, 2009 was $331,000.

    Starting in the fourth quarter of 2010, we entered into derivative instrument arrangements to hedge a portion of anticipated NIS payroll payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

    The effect of derivative instruments designated as cash flow hedging relationships on other comprehensive income for the year ended December 31, 2010 amounted to $469,000. As the hedging instruments were designated to hedge payroll expenses for the year 2011, there was no effect on the statement of income as of December 31, 2010.

    As of December 31, 2010, we had the following open foreign currency forward contracts all of up to twelve months in term and maturing between January to December 2011:

Sell	Buy
In millions	In millions	Transaction date	Forward date

US Dollar 12.1	NIS 44.8	November 2010	April-September 2011
Euro 7.7	$10.5	October-December 2010	January-December 2011
Australian dollar 2.3	$2.1	October 2010	January-December 2011
British pounds 5.1	$8	October-December 2010	January-December 2011
US Dollar $4	NIS 15.5	June 2010	January-March 2011
NIS 6.2	$1.7	January 2010	January 2011

The fair value of these outstanding contracts as of December 31, 2010 reflects an asset in the amount of $0.95 million.

Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2010.

(In thousands, except percentages)

		Maturity and available for sale		Total book value	Total fair value
		2011	2020-36
Corporate securities held to maturity bearing fixed	Book value	$193	$194	$387	$387
interest rate (1)	WAYM *	4.18%	3.23%	3.66%	3.66%
Marketable Securities (1)	Book value	$1,819	$300	$2,119	$2,119
	WAY**	2.15%	5.40%	2.62%	2.62%
Dollar linked money market funds and deposits (2)	Book value	$116,881		$116,881	$116,881
	WAIR***	1.42%		1.42%	1.42%
New Israeli Shekels linked Deposits (2)	Book value	$8,273		$8,273	$8,273
	WAIR***	1.22%		1.22%	1.22%
British Pounds Sterling linked Deposits (2)	Book value	$659		$659	$659
	WAIR***	0.00%		0.00%	0.00%
Euro linked deposits (2)	Book value	$2,901		$2,901	$2,901
	WAIR***	1.00%		1.00%	1.00%
Australian Dollars linked deposits (2)	Book value	$3,332		$3,332	$3,332
	WAIR***	4.10%		4.10%	4.10%
JPY linked deposits (2)	Book value	$20		$20	$20
	WAIR***	0.20%		0.20%	0.20%

Total	Book value	$134,078	$494	$134,572	$134,572
	WAY****	1.47%	4.46%	1.48%	1.48%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2010
***	Weighted average interest rate
****	Weighted average yield
(1)	Classified in the consolidated financial statements attached herein as marketable securities and marketable debt securities.
(2)	Classified in the consolidated financial statements attached herein as cash and cash equivalents.

Foreign Currency Risk

The majority of our revenues is denominated in U.S. Dollars or linked to the U.S. dollar, and our financing is mostly in U.S. dollars, and thus the U.S. dollar is our functional currency.  However, but some of our revenues are generated in other currencies such as NIS,  British Pounds Sterling or Euros. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses  are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as NIS,  British Pounds Sterling or  Euros. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2010, 2009 and 2008 we incurred net non-dollar currency loss of $375,000, gain of $1,054,000 and loss of $1,883,000, respectively.

We hold most of our financial assets in dollar or dollar linked investment channels. In addition, we tend from time to time, to enter into short-term forward inter-currency transactions in an attempt to maintain a similar level of assets and liabilities in any non-U.S. Dollar currency and thus trying to offset exposures to inter-currency fluctuations.

The following table sets forth our non-dollar assets and liabilities as of December 31, 2010:

(in thousands)

Currency	Israeli currency	Other non-dollar currency

Assets	$27,611	$32,369
Liabilities	$(18,916)	$(13,711)

Interest Rate Risk

All of our cash reserves and borrowings are subject to interest rate changes, and therefore our interest expenses and income are sensitive to changes in interest rates. Most of our financial reserves are term interest-bearing deposits. The interest rates on these deposits are based on various factors, such as currency and region. The interest rate on our borrowings is linked to LIBOR, which fluctuates.  However, the amount of borrowings that we have that is linked to LIBOR is not material to us as a whole, and therefore our exposure to fluctuations in LIBOR rate is not material as well.

The policies under which our exposures to currency and interest rate fluctuations are managed are reviewed and supervised by the investment committee of our board of directors.  We manage these exposures by performing ongoing evaluations on a timely basis and revising our strategy as the need arises.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           We do not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of December 31, 2010, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Retalix to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2010.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited our 2010 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Changes in internal control over financial reporting

We have continued in implementing our new enterprise resource planning, or ERP, software system on a company-wide basis to replace our various legacy systems as part of a multi-year program. During 2009 and 2010, we implemented several significant modules of the ERP system at our principal offices. The implementation of the ERP system represented a change in our internal control over financial reporting. Therefore, as appropriate, as part of our initial roll-out to principal offices, we modified the design and documentation of internal control processes and procedures relating to the implementation of the new system to supplement and complement existing internal control over financial reporting. We performed a design, documentation and testing of internal control processes and procedures relating to the new system relative to our evaluation of our internal control over financial reporting as of December 31, 2010. The initial roll-out focused on implementation of basic system functionality, and as such, we have maintained many of our manual processes and procedures.  We believe that over time the new ERP system will strengthen and enhance our internal control over financial reporting as additional phases are implemented. However, there are inherent risks in implementing any new system that could impact our financial reporting.

Except as described above, there were no changes in internal control over financial reporting that occurred during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors determined that Messrs. Gur Shomron and Robert A. Minicucci, both members of our audit committee, are audit committee financial experts, as defined under the Exchange Act Rules, and are independent in accordance with applicable Exchange Act rules and Nasdaq Rules. The relevant experience of each of them is summarized in Item 6A-"Directors and Senior Management".

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, serves as our principal independent registered public accounting firm. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2009 and 2010:

	Year Ended December 31, (U.S. $ in thousands)
	2009	2010

Audit Fees	750	750
Audit Related Fees	150	87
Tax Fees	50	50
Other Fees	346	117
Total	$1,296	$1,004

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
1.1
Memorandum of Association of Registrant, as amended.  (previously filed on June 15, 2010 as exhibit 1.1 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated herein by reference).

1.2
Articles of Association of Registrant, as amended (previously filed on June 15, 2010 as exhibit 1.2 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated herein by reference).

4.1
Second 1998 Share Option Plan, as amended (previously filed on July 2, 2008 as exhibit 4.3 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.2
2004 Israeli Share Option Plan, as amended (previously filed on July 2, 2008 as exhibit 4.4 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2007 and incorporated herein by reference).

4.3	2009 Share Incentive Plan, as amended.

4.4
Share Purchase Agreement, dated as of September 3, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, and Mario Segal and M.R.S.G. (1999) Ltd. and Eli Gelman and Avinoam Naor, the investors’ representatives (previously filed on September 21, 2009 as exhibit 99.1(b) to Retalix's Form 6-K and incorporated herein by reference).

4.5
Form of Warrant issued to members of the Alpha Group on November 19, 2009 (previously filed on June 15, 2010 as exhibit 4.7 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated herein by reference).

4.6
Management Services Agreement, dated as of November 19, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (previously filed on September 21, 2009 as exhibit 99.1(c) to Retalix's Form 6-K and incorporated herein by reference).

4.7
Registration Rights Agreement, dated as of November 19, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (previously filed on September 21, 2009 as exhibit 99.1(d) to Retalix's Form 6-K and incorporated herein by reference).

4.8
Separation Agreement, dated as of September 3, 2009, between Retalix Ltd. and B.G.A.G.S. Shaked Ltd. (previously filed on September 21, 2009 as exhibit 99.1(e) to Retalix's Form 6-K and incorporated herein by reference).

8	Principal Subsidiaries of Retalix Ltd.

12.1	Certification required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification required by Rule 13a-14(a) under the Exchange Act.

13	Certification pursuant to 18 U.S.C. Section 1350 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 14, 2011	RETALIX LTD. By: /s/ Shuky Sheffer —————————————— Shuky Sheffer, Chief Executive Officer

Date: April 14, 2011	By: /s/ Hugo Goldman —————————————— Hugo Goldman, Chief Financial Officer

RETALIX LTD.
2010 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RETALIX LTD.

We have audited the accompanying consolidated balance sheets of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in equity and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tel-Aviv, Israel April 14, 2011	/S/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PricewaterhouseCoopers International Limited

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2010	2009
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS
Cash and cash equivalents	77,066	103,675
Short-term deposits	55,000	-
Marketable securities	2,012	226
Accounts receivable
Trade	55,536	54,814
Other	2,723	8,891
Prepaid expenses	4,436	4,967
Inventories	1,016	1,496
Deferred income taxes	4,572	4,957
Total current assets	202,361	179,026
NON-CURRENT ASSETS
Long-term receivables	1,099	1,386
Long term prepaid expenses	879	406
Long term investments	494	682
Amounts funded in respect of employee rights upon retirement	12,855	10,621
Deferred income taxes	9,737	12,150
Other	298	269
Total non – current assets	25,362	25,514
PROPERTY, PLANT AND EQUIPMENT, net	15,070	15,233
GOODWILL	50,803	50,803
OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer relationship	9,748	12,544
Other	1,348	1,889
	11,096	14,433
Total assets	304,692	285,009

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2010	2009
	U.S. $ in thousands (except share data)

Liabilities and equity
CURRENT LIABILITIES
Short-term loan	-	170
Current maturities of long-term bank loans	267	263
Accounts payable and accruals:
Trade	6,511	7,071
Employees and employee institutions	8,512	10,114
Accrued expenses	11,175	10,908
Other	2,145	1,804
Deferred revenues	21,366	17,450
Total current liabilities	49,976	47,780
LONG-TERM LIABILITIES
Long-term loans, net of current maturities	-	275
Long-term deferred revenues	2,055	2,336
Employee rights upon retirement	16,392	14,243
Deferred tax liability	271	269
Other tax payables	476	476
Total long-term liabilities	19,194	17,599
Total liabilities	69,170	65,379
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	-	-

EQUITY
Share capital – Ordinary shares of NIS 1.00 par value (authorized: December 31, 2010 and December 31, 2009 – 50,000,000 shares; issued and outstanding: December 31, 2010 – 24,160,075 shares and December 31, 2009 – 24,082,582 shares, respectively)	6,375	6,353
Additional paid in capital	212,429	208,574
Retained earnings	11,162	375
Accumulated other comprehensive income	1,110	642
Total Retalix shareholders’ equity	231,076	215,944
Non-controlling interest	4,446	3,686
Total equity	235,522	219,630
Total liabilities and equity	304,692	285,009

The accompanying notes are an integral part of these consolidated financial statements.

    RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands (except earnings per share data)
REVENUES:
Product sales	58,000	58,145	72,907
Services	149,374	134,248	148,720
Total revenues	207,374	192,393	221,627
COST OF REVENUES:
Cost of product sales	34,974	39,560	45,201
Cost of services	88,526	74,564	88,078
Total cost of revenues	123,500	114,124	133,279
GROSS PROFIT	83,874	78,269	88,348
OPERATING EXPENSES:
Research and development – net	29,657	28,991	38,357
Selling and marketing	17,338	18,776	23,623
General and administrative	24,635	21,007	26,677
Other income - net	(181)	(154)	(376)
Indirect private placement costs	-	1,823	-
Impairment of goodwill	-	-	58,182
Total operating expenses	71,449	70,443	146,463
INCOME (LOSS) FROM OPERATIONS	12,425	7,826	(58,115)
FINANCIAL INCOME (EXPENSES), net	3,509	1,757	(1,978)
INCOME (LOSS) BEFORE TAXES ON INCOME	15,934	9,583	(60,093)
TAX BENEFIT (EXPENSES)	(4,667)	(3,494)	8,960
INCOME (LOSS) AFTER TAXES ON INCOME	11,267	6,089	(51,133)
SHARE IN INCOME OF AN ASSOCIATED COMPANY	25	17	54
NET INCOME (LOSS)	11,292	6,106	(51,079)
NET INCOME ATTRIBUTABLE TO NON - CONTROLLING INTERESTS	(505)	(310)	(537)
NET INCOME (LOSS) ATTRIBUTABLE TO RETALIX LTD.	10,787	5,796	(51,616)
EARNINGS (LOSSES) PER SHARE ATTRIBUTABLE TO RETALIX LTD. – in U.S. $:
Basic	0.45	0.28	(2.55)
Diluted	0.44	0.28	(2.55)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE – in thousands:
Basic	24,102	20,824	20,265
Diluted	24,515	21,020	20,265

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Total Retalix shareholders’ equity	Non-controlling Interest*	Total Equity

BALANCE AT JANUARY 31, 2008	20,001	5,273	166,752	46,195	298	218,518	2,790	221,308
CHANGES DURING 2008:
Net income (loss)				(51,616)		(51,616)	537	(51,079)
Unrealized gains on investments					200	200		200
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(170)	(170)		(170)
Comprehensive loss						(51,586)	537	(51,049)
Stock based compensation expenses			4,777			4,777		4,777
Issuance of share capital to employees and non-employee resulting from exercise of options	388	107	3,906			4,013		4,013
BALANCE AT DECEMBER 31, 2008	20,389	5,380	175,435	(5,421)	328	175,722	3,327	179,049
CHANGES DURING 2009:
Net Income				5,796		5,796	310	6,106
Difference from translation of non dollar currency financial statements of a subsidiary and associated company					314	314	49	363
Comprehensive income						6,110	359	6,469
Stock based compensation expenses			2,624			2,624		2,624
Issuance of share capital and warrants, net of $1,414 issuance costs	3,613	953	30,515			31,468		31,468
Issuance of share capital to employees resulting from exercise of options	81	20				20		20
BALANCE AT DECEMBER 31, 2009	24,083	6,353	208,574	375	642	215,944	3,686	219,630
CHANGES DURING 2010:
Net Income				10,787		10,787	505	11,292
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(1)	(1)	255	254
Unrealized gains on derivative instruments, net of tax					469	469		469
Comprehensive income						11,255	760	12,015
Stock based compensation expenses			3,855			3,855		3,855
Issuance of share capital to employees resulting from exercise of options	77	22				22		22
BALANCE AT DECEMBER 31, 2010	24,160	6,375	212,429	11,162	1,110	231,076	4,446	235,522

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	11,292	6,106	(51,079)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,989	6,475	6,265
Losses (gains) from sale of property, plant and equipment	21	44	(46)
Share in income of an associated company	(25)	(17)	(54)
Stock based compensation expenses	3,855	2,624	4,777
Changes in accrued liability for employee rights upon retirement	2,243	311	(396)
Losses (gains) on amounts funded in respect of employee rights upon retirement	(1,365)	(1,023)	312
Deferred income taxes – net	2,854	3,209	(4,928)
Net decrease (increase) in marketable securities	(99)	162	347
Impairment of available for sale securities	-	-	700
Impairment of goodwill			58,182
Other	172	13	(26)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(598)	17,339	13,395
Other (including long term other tax receivable)	6,781	2,190	(10,080)
Increase (decrease) in accounts payable and accruals:
Trade	(530)	(1,653)	(6,655)
Employees, employee institutions and other	(979)	4,102	(113)
Decrease (increase) in inventories	472	(456)	247
Increase (decrease) in long-term institutions	-	(636)	15
Increase in deferred revenues	3,638	625	2,381

Net cash provided by operating activities - forward	33,721	39,415	13,244

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	33,721	39,415	13,244
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	180	490	370
Sales of marketable trading securities	-	2,535	-
Investment in marketable debt securities held to maturity	-	-	(208)
Investment in available-for-sale marketable securities	(1,679)	-	-
Investment in short term deposits	(55,000)	-	-
Acquisition of subsidiaries and business consolidated for the first time (a)	-	-	(110)
Additional investments in subsidiaries	-	(22)	(714)
Purchase of property, plant, equipment and other assets	(2,566)	(2,985)	(5,055)
Proceeds from sale of property, plant and equipment	-	120	55
Amounts funded in respect of employee rights upon retirement, net	(855)	(913)	(168)
Changes in restricted deposits	(179)	(184)	-
Long-term loans collected from employees	-	14	36
Net cash used in investing activities	(60,099)	(945)	(5,794)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(242)	(249)	(241)
Issuance of share capital and warrants to shareholders	-	31,468	-
Issuance of share capital to employees and non-employees resulting from exercise of options	22	20	4,012
Short-term loan – net	(170)	170	(11)
Net cash provided by (used in) financing activities	(390)	31,409	3,760
EFFECT OF EXCHANGE RATE CHANGES ON CASH	159	250	(148)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,609)	70,129	11,062
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	103,675	33,546	22,484
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	77,066	103,675	33,546

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

Year ended December 31
2008
U.S. $ in thousands
(a) Supplementary disclosure of cash flow information -
Goodwill and other intangible assets arising from acquisition	(110)

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands
(b) Supplementary disclosure of cash flow information -
cash paid and received during the year for:

Interest	194	240	41
Income tax paid	2,308	3,215	5,057
Income tax returned	8,600	4,399	-

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

b)	As to the Group’s geographical revenues and principal customers, see note 14.

c)	Subsidiary - over which the Company has control and over 50% of the ownership.

d)	Associated company - an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts significant influence.

2)	Accounting principles and use of estimates in the preparation of financial statements:

The financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Accounting principle and estimates used in the preparation of these financial statements were applied on a consistent manner. The Company adopts new accounting standards as they become applicable. See note 1w.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of few Israeli subsidiaries including the associated company and one foreign subsidiary is their local currency (“New Israeli Shekel” (“NIS”) and Euro, respectively). The financial statements of such subsidiaries are included in the consolidation based on translation into dollars in accordance with FASB Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC 830”):

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in equity under accumulated other comprehensive income (loss).

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with ASC 830.  The resulting translation adjustments are presented under  equity- accumulated other comprehensive income (loss).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its majority owned and controlled subsidiaries.

2)	Intercompany balances and transactions have been eliminated in consolidation.

3)	As for goodwill and other intangible assets arising on business combinations, see Note 1h below.

4)	Non-controlling interests are included in equity.

c.	Cash equivalents and short term deposits

The Group considers all highly liquid investments, which include short-term bank deposits with an original maturity date of three months or less, that are not restricted as to withdrawal or use, to be cash equivalents.

The Group considers highly liquid investments as short-term bank deposits with an original maturity date of more than three months and up to one year to be classified as short term deposits. The Company has short term deposits with a market interest yield.

d.	Marketable securities and long term investments

Marketable securities consist of debt securities classified as held to maturity and available for sale. The Company accounts for investments in marketable securities classified as held to maturity, trading and available for sale in accordance with FASB ASC No. 320, “Investments – Debt and Equity Securities”.

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

Investments in bonds and marketable securities that are classified as “available for sale” are stated at market value. The changes in market value of these securities are carried to other comprehensive income and upon its exercise into financial income or expense.

Investments in other bonds and marketable securities that are classified as “trading securities” are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than temporary. Effective in the second quarter of 2009, if an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

The Company invests in an Auction Rate Security (“ARS”) with a par value of $1 million and maturity in 2036, which is classified as available-for-sale and is recorded at fair value in its books. Since this ARS does not have an active market, fair value is determined using a valuation model that considers references to other instruments with similar characteristics, in performance of a Trinominal Discount Model relying as little as possible on entity-specific inputs. Changes in fair value are reflected in other comprehensive income (loss). During 2008, other than temporary impairment of $700,000 was recorded.  See note 6.

e.	Investment in an associated company

This investment is accounted for by the equity method and included among other non-current assets.

f.	Inventories

Inventories include hardware products that are included in finished goods and are valued at the lower of cost or market. Cost is determined on a moving average basis.

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

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment at least annually or between annual tests if certain events or indicators of impairment occur. See note 4a for disclosure on impairment of goodwill in the amount of $58,182,000 recorded during 2008.

Other intangible assets are amortized over a period of one to twenty years, except trademark (see note 4b).

i.	Impairment in value of long-lived assets

Assets that are to be held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

j.      Contingent consideration

The aggregate consideration for certain of the Company’s acquisitions increased when certain future internal performance goals were later satisfied. Such additional consideration was paid in the form of additional ordinary shares of the Company, which were reserved for that purpose.

For acquisitions completed prior to January 1, 2009, contingent consideration will be accounted for as an increase in the aggregate purchase price, if and when the contingencies occur. Effective January 1, 2009, we adopted changes issued by the FASB to accounting for business combinations. According to the new guidance, contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination must be recognized initially at fair value. Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income. The adoption of this guidance was done on a prospective basis. For acquisitions completed prior to January 1, 2009, contingent consideration will be accounted for as an increase in the aggregate purchase price, if and when the contingencies occur. Until December 31, 2010 we did not have significant contractual contingent consideration terms related to our acquisitions.

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

2)
Upon the distribution of dividends from the tax-exempt income of “Approved Enterprises” or “Privileged Enterprises“ (see also notes 9c2 and 10g5), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

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

5)
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

Revenues from sales of products and software license agreements are recognized when all of the criteria in ASC No. 985-605, “Software Revenue Recognition”, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” when collectability is probable. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2010, no such estimated losses were identified.

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

Deferred revenue includes transactions for which payment was received from customers, for which revenue has not yet been recognized as well as obligations related to the provision of maintenance services.

The Company recognizes revenues net of Value Added Tax.

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

Financial instruments, which potentially subject the Company to credit risk, consist principally of marketable securities, trade receivables (including allowance for doubtful accounts) and interest bearing investments. The cash and cash equivalents as of December 31, 2010 are deposited mainly with leading Israeli and U.S. banks. As of December 31, 2010, the Company had an investment of $0.3 million of a security held in ARS (see note 1d). In the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral.

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

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method in accordance with ASC No. 260, “Earnings Per Share” (“ASC 260”). As to the data used in the per share computation, see note 15(e).

q.	Other comprehensive income

Other comprehensive income, presented in equity, represents change of fair value of derivatives instruments designated for hedging, currency translation adjustments of non-dollar currency financial statements of a subsidiaries and of an associated company and unrealized gains (losses) of investments in security. The accumulated balance of other comprehensive income at December 31, 2010, 2009 and 2008, is $1,110,000, $642,000 and $328,000, respectively).

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.      Stock based compensation

The Company accounts for stock based compensation to employees in accordance with ASC No. 718, “Compensation – Stock Compensation” (“ASC 718”).

The Company uses historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company's consolidated statement of income is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. ASC 718 requires future forfeitures to be estimated at each balance sheet date.

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

The total stock based employee compensation awards costs recognized in the years ended December 31, 2010, 2009 and 2008 income statement were $4,138,000, $2,499,000 and $3,846,000, respectively, net of the tax effect of $(283,000), $125,000 and $393,000, respectively.

The total stock based non employee compensation awards costs recognized in the years ended December 31, 2010, 2009 and 2008 income statement were $0, $0 and $475,000, respectively, net of the tax effect of $0, $0 and $63,000, respectively.

s.      Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $1,426,000, $698,000 and $2,175,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

t.      Derivative financial instruments

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the dollar. The Company measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative qualified and designated as a hedge is recognized in “financial income (expenses) - net”. If a derivative does not meet the definition of a hedge, the changes in the fair value are included, as incurred, in the statements of income and included in “financial income (expenses) - net”.

RETALIX LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.      Fair value measurement

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For further disclosure, see notes 6 and 13.

v.    Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur. The Group’s management assesses such contingent liabilities and estimated legal fees, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recorded as accrued expenses in the Group’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Recently adopted standards

In April 2009, the FASB issued an update to ASC 320, “Investments – Debt and Equity Securities”. In accordance with the update to the ASC, the other-than-temporary impairment guidance for debt securities is amended to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This update is effective for interim and annual reporting periods ending after June 15, 2009 and was adopted by the Company in the second quarter of fiscal 2009 with no material effect on its consolidated results of operations and financial condition.

x.     Newly issued accounting pronouncements:

1)
In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The Company believes that the adoption will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

2)
In October 2009, the FASB issued an Accounting Standards Update ("ASU") to ASC 985-605. This ASU No. 2009-13, “Multiple Deliverable Revenue Arrangements” ("ASU 2009-13"), provides guidance on whether multiple deliverables in a revenue arrangement exist, how the arrangement should be separated, and the consideration allocated. Pursuant to ASU 2009-13, when Vendor Specific Objective Evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted under ASU 2009-13.

ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the Company elects to adopt ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements", ("ASU 2009-14") concurrently. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

3)
In October 2009, the FASB issued an update to ASC 985-605. This ASU 2009-14, amends the scope of the software revenue guidance in ASC 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the Company elects to adopt ASU 2009-13 concurrently. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of income (loss) as of the date of the acquisition of each company.

a.
In August 2008, the Company through its subsidiary StoreAlliance.com Ltd. acquired the Supplier’s Portal activity, an online inter business trading system,  from Bezeq International Ltd. for net consideration of NIS 1,025,000 ($286,000). The identified intangible assets acquired included customer relationships of NIS 891,000 ($247,000) to be amortized over an estimated useful life of 20 years. Goodwill arising on the acquisition amounted to NIS 134,000 ($39,000).

b.
In March 2008, the Company through its subsidiary Retalix Holdings Inc., acquired an additional 5% of StoreNext USA and increased its holdings to 100%. The consideration the Company paid for this acquisition was $625,000 in cash. The identified intangible assets acquired included customer relationships of approximately $106,000 to be amortized over an estimated useful life of 15 years and trademark of approximately $93,000 that is not being amortized. Goodwill arising on the additional acquisition amounted to approximately $426,000.

c.
In May 2007, the Company, through its subsidiary Retalix Holdings Inc., acquired substantially all of the assets and certain identified liabilities of BGI International for $1,370,000 in cash (including transaction costs in amount of $20,000) and an additional $150,000 were paid on the two year anniversary of the acquisition. The identified intangible assets acquired amounted to approximately $736,000 and included customer relationships of approximately $200,000 to be amortized over an estimated useful life of 6 years and acquired technology of approximately $536,000 to be amortized over an estimated useful life of 3 years.

Goodwill arising on the acquisition till December 31, 2009 amounted to approximately $1,054,000 following an earn-out payment of $22,000 and $89,000 during 2009 and 2008, respectively, based on the excess of revenues derived from the BGI acquired assets over certain defined thresholds and the Company does not expect to pay any additional amounts pursuant to the earn-out provision. The goodwill is amortized for tax purposes over a period of 15 years.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2010	2009
	U.S. $ in thousands
Computers and peripheral equipment	19,960	17,871
Land lease rights and buildings	13,162	13,162
Vehicles	102	74
Office furniture and equipment	5,711	5,555
Leasehold improvements	2,418	2,298
	41,353	38,960

Less - accumulated depreciation	26,283	23,727
	15,070	15,233

RETALIX LTD.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT (continued):

b.	As to geographical locations, see note 14b.

c.	Depreciation expenses totaled $$2,495,000, $2,744,000 and $2,941,000, in the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for each geographical location are as follows:

	U.S.	Israel	International(Europe)	Total
	U.S $ in thousands

Balance as of January 1, 2009, net (see below)	42,453	3,840	4,367	50,660
Goodwill attributed to additional investments in subsidiaries	22			22
Differences from translation of non dollar currencies			121	121
Balance as of December 31, 2009, net	42,475	3,840	4,488	50,803
Changes in goodwill balance during the year	-	-	-	-
Balance as of December 31, 2010, net	42,475	3,840	4,488	50,803

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses a valuation model of future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists.

Goodwill and intangible assets with an indefinite life are tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit.

In December 2008, the Company performed its annual goodwill impairment test on the goodwill acquired in its various reporting units. As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected the computer software market, in December 2008 the Company determined that the carrying value of the goodwill exceeded its fair value. The Company further concluded in its goodwill impairment test that the goodwill acquired in the US reporting unit had been impaired and therefore, in the fourth quarter of 2008, an impairment charge of $58.2 million was recorded. As of December 31, 2009 and 2010 no additional impairment was identified.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets:

	Weighted average amortization period	Original amount December 31		Amortized balance December 31
	Years	2010	2009	2010	2009
		U.S. $ in thousands
Customer relationships	3.5	24,925	24,925	9,748	12,544
Acquired technology	1.0	10,777	10,777	74	784
Other identified intangible assets *	-	1,787	1,602	1,274	1,105
Total		37,489	37,304	11,096	14,433

*	Including non-amortized portion of $710,000 for acquired tradename and acquired technological knowledge (see paragraph 3).

2)
Intangible assets amortization expenses totaled $3,494,000, $3,731,000 and $3,310,000 in the years ended December 31, 2010, 2009 and 2008, respectively. Future annual amortization expenses are approximately $2,774,000, $2,731,000, $2,471,000, $1,588,000 and $8,000 in 2011, 2012, 2013, 2014 and 2015, respectively.

3)
During 2010 and 2009, the Company acquired technological knowledge in the Warehouse Management Systems field from Made4Net LLC for $185,000 and $438,000, respectively, in cash. The purchase agreement includes additional payments of approximately $1,127,000 upon fulfillment of certain milestones pending additional technological knowledge transfer, integration and development work of Made4Net with the Company’s support and assistance. The Company will start amortizing the technological knowledge once it will become operational.

NOTE 5 – LONG-TERM LOANS, NET OF CURRENT MATURITIES:

a.	Long- term loans classified by currency of repayment are as follows:

	Interest rate as of December 31, 2010	December 31
	%	2010	2009
		U.S. $ in thousands
Bank loan -
In EURO	Fixed at 2%	124	396
Other:
Loan from shareholders of a subsidiary	LIBOR*+ 0.75%	143	142
		267	538
Less - current maturities		267	263
		-	275

*   The $ LIBOR rate as of December 31, 2010 – 0.303%.

b.	The loans (net of current maturities) mature in the following years after the balance sheet date:

	December 31
	2010	2009
	U.S. $ in thousands
2011	-	275
	-	275

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

 Financial items carried at fair value as of December 31, 2010 and 2009 are classified in the tables below in one of the three categories described in note 1u:

	December 31, 2010
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

Securities*:
ARS, see below	300			300
Government Bonds Securities Available For Sale	1,819	1,819
Derivatives-net **	950		950
Total	3,069	1,819	950	300

	December 31, 2009
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

Marketable Securities*:
ARS, see below	300			300
Derivatives-net **	331		331
Total	661	-	331	300

*
Marketable securities consist of securities classified as available for sale and are recorded at fair value. The fair value of securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.

**	Derivatives represent foreign currency forward contracts and cylinders which are valued primarily based on observable inputs including forward and spot prices for currencies.

As of December 31, 2010 and 2009 and 2008, the Company held in ARS which failed auctions, in an amount of $1 million at par value. Fair value for this ARS, as explained in note 1d, was determined using a valuation model. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2008, the Company recorded unrealized losses considered to be other than temporary in the amount of $700,000 which were reflected in financial expenses.

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

b.	Some of the Company’s U.S. subsidiaries provide 401(k) plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

c.
The severance expenses amounted to $2,433,000, $1,738,000 and $2,195,000 in the years ended December 31, 2010, 2009 and 2008, respectively. The 401(k) plan’s expenses as mentioned in b. above amounted to $772,500, $748,000 and $725,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

d.	The profits (loss) on the amounts funded totaled $1,365,000, 1,023,000 and $(312,000) in the years ended December 31, 2010, 2009 and 2008, respectively.

e.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)	The Group expects to contribute in the year ending December 31, 2011, $2,714,000 to the insurance companies and severance pay funds in respect of its severance pay obligation.

2)
The Company expects to pay $2,092,000 future benefits to its employees during 2011 to 2020 upon their normal retirement age - see breakdown below. The amount was determined based on the employees’ current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands
Year ending December 31:
2011	124
2012	87
2013	80
2014	211
2015	74
Thereafter (through 2020)	1,516

2,092

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2015. In addition, the Company leases vehicles under standard commercial leases for periods of three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2010, as follows:

U.S. $ in thousands
Year ending December 31:
2011	5,177
2012	4,252
2013	2,340
2014	1,369
2015	803
13,941

Office and vehicles lease expenses totaled $6,166,000, $6,225,000 and $7,748,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

2)	Royalty commitments:

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

As of December 31, 2010, the maximum royalty the Company might be required to pay in the future on account of projects funded under the Office of the Chief Scientist is $4,497,000, including interest in the amount of $569,000.

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

2)
In June 2006, a customer in the U.S (“the customer”) filed in the District Court of Madison County, Nebraska complaint against the Company’s subsidiary, Retalix USA Inc. (“Retalix USA”) and Integrated Distribution Solutions, LLC (“IDS”), in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customer’s failure to pay for products delivered and services rendered as well as other misconducts. In February 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts.  In August 2007, the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. In November 2007 the customer filed a statement of damages alleging total damages in excess of $22 million. In March 2009, the arbitrators awarded Retalix USA $2.5 million in compensatory damages that constitute $1.7 million in revenues and $0.8 million in G&A income that were recorded in the Company’s books. In April 2009, the customer paid the arbitration award amount in full and it is recognized in the Company’s statement of income. In April 2009, the Nebraska federal court affirmed the arbitration award, entered judgment in favor of Retalix USA and against the customer, and dismissed, with prejudice, the customer’s claim against Retalix USA and IDS.

3)
In March 2007, a customer in the U.S. filed in the District Court of El Paso County, Texas, a complaint against Retalix USA, seeking actual and consequential damages in excess of $270,000 and in addition, other damages totaling three times the actual damages, as well as attorney’s fees, expenses and interest for breach of contract, breach of warranty and other misconducts. In April 2007, Retalix USA filed its Original Answer and counterclaim against the customer for breach of contract, pursuant to which Retalix USA seeks $214,000 plus interest and attorney’s fees for breach of contract. In April 2009, this matter was settled, with no impact on the financial statements.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)
In September, 2006, a former employee of one of the Company’s Israeli subsidiaries (“Tamar”), who was employed by said subsidiary prior to its acquisition by the Company, submitted in the magistrates court in Kfar Saba a claim against the subsidiary according to which one of the former managers of the subsidiary allegedly treated him harshly, which caused the plaintiff severe mental damage and disability.  The damages claimed under this claim total approximately $368,000. In January 2007, Tamar’s insurance company confirmed that Tamar is covered for any damages resulting from this claim. The Company is of the opinion that its exposure due to this claim is immaterial and thus no provision was recorded in regard to this claim as of December 31, 2010.

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

6)
The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $153,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $233,000, have not materialized to court claims and some of them are in mediation. The Company is of the opinion that its exposure due to the claims above is not probable to be materialized and thus no provision was recorded in regard to these claims as of December 31, 2010.

NOTE 9 – EQUITY:

a.      Share capital:

1)	The Company’s shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company and right to receive dividends, if and when declared.

2)
On November 19, 2009, the Company executed a private placement transaction with a group of investors (“Investors”), see note 16.  The Company issued to the investors 3,612,804 ordinary shares, constituting 17.7% of the Company’s outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares with an exercise price in the range of $9.75 to $12.10, for gross consideration of approximately $32.9 million.  Together with other shares purchased by the investors, including from the Company’s former CEO, following the closing the investors held an aggregate of 20% of the outstanding share capital, and the warrants represent an additional 4.95% of the Company outstanding share capital (after giving effect to the exercise of such warrants on a fully diluted basis).

3)	On September 16, 2009, the Company’s shareholders approved an increase of the Company’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares.

b.      Stock based compensation:

1)	Company’s Option plans

In March 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (“the Second 1998 Plan” or the “US Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options are available for grant to employees, directors and consultants of the Company, to purchase Ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one Ordinary share at the grant date. Unless terminated earlier, the options will expire starting from December 2011 through January 2014. These options vest over the period of 3 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

On November 19, 2007, the Company’s Board of Directors amended the U.S. Plan so as to enable the Company to grant Restricted Stock Units (“RSUs”) pursuant to such US Plan. In addition, in November 2007, the Company’s Board of Directors approved an increase of the pool of authorized and unissued Ordinary Shares for the purpose of grant of awards under the Second 1998 Plan by 2,000,000 shares, such that the aggregate pool of reserved shares shall be of 7,000,000 shares. Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan.

Through December 31, 2010 and 2009, 3,614,603 options have been exercised under the Second 1998 Plan at exercise prices ranging between $7.125 and $19.13 per share.

Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan.

In May 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements in November 2011 and November 2019. These options vest over a period of 3 years.

On November 19, 2007, the Company’s Board of Directors amended the 2004 Israeli Plan so as to enable to grant of RSUs pursuant to such Israeli Plan. Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Israeli Plan.

Through December 31, 2010 and 2009, 307,467 and 231,641 options, respectively have been exercised under the Israeli Plan at exercise prices ranging between $0.25 and $18.56 per share.

During 2007 through 2010 the Company’s Board of Directors approved to grant up to an aggregate of 329,750 RSUs, at an exercise price of NIS 1.00, pursuant to the Israeli Plan, exercisable into ordinary shares of the Company to Israeli employees of the Company and to US employees. As of December 31, 2010, 15,581 RSUs are nonvested and 82,413 have been forfeited.

The options and the RSUs granted under the Israeli Plan are all subject to the “capital gains taxation route” under Section 102 of the Income Tax Ordinance [New Version], 1961, which generally provides for a reduced tax rate of 25% on gains realized upon the exercise of options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions. Under the “capital gains taxation route,” the Company is not entitled to recognize a deduction for tax purposes of the gain recognized by the employee upon sale of the shares underlying the options.  However, a sale of the shares underlying the RSUs are taxed as working income and is deductible for tax purposes.

Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the 2004 Plan.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

In September 2009, the Company’s Board of Directors approved a new equity incentive plan named the “Retalix Ltd. 2009 Share Incentive Plan” (the “2009 Plan”) and resolved that all new grants of awards shall be made under the 2009 Plan and not the Second 1998 Plan or the Israeli Plan, unless determined otherwise by the Board of Directors. The Board of Directors also increased the total pool of Ordinary Shares available for issuance under all of the Company’s equity incentive plans by 2,000,000 Ordinary Shares. The 2009 Plan is substantially similar to the Israeli Plan, as amended, with the addition of an addendum setting forth certain terms of options that may be granted to U.S. employees and service providers, including incentive stock options (“ISOs”). Currently, the Company may only grant to U.S. grantees nonqualified stock options under the 2009 Plan as the grant of ISOs requires the approval of our shareholders pursuant to applicable tax laws.

As of December 31, 2010, 417,500 options to purchase ordinary shares were outstanding under the 2009 Plan. As of such date, 5,420,937 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

Compensation expense in respect of its former CEO’s entitlement to options, see note 16. Total expenses in the years ended December 31, 2010, 2009 and 2008 in respect of these options, before the tax effect, were $0, $0 and $538,000, respectively.

Following is a summary of the status of the option plans:

	2010		2009		2008
	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options and RSUs outstanding at beginning of year	2,113,953	13.62	1,799,924	16.33	3,279,338	16.53
Changes during the year:
Granted	452,500	13.08	898,898	11.04	254,764	12.29
Exercised*	(75,826)	0.25	(81,674)	0.25	(388,389)	10.21
Forfeited or expired	(833,634)	16.78	(503,195)	20.89	(1,345,789)	17.81
Options and RSUs outstanding at end of year**	1,656,993	12.50	2,113,953	13.62	1,799,924	16.33
Options and RSUs vested at year-end	785,579	11.94	1,366,714	14.54	869,044	19.24
Weighted average fair value at grant date of options and RSUs granted during the year		5.2		6.1		5.4

*	The total intrinsic value of options exercised during the years ended December 31 2010, 2009 and 2008 is $953,000, $933,000 and $1,512,000, respectively.

**	As of December 31, 2010, there was $2,448,070 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.54 years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31
	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	55%-58%	48%-66%	65%-69%
Risk free interest rate	1%-2%	1%-2%	1%-3%
Expected holding period (in years)	3-4	3-6	3-4

The following table summarizes information about options and RSUs under the Company’s plans outstanding at December 31, 2010:

Exercise price U.S.$	Number of options and RSUs outstanding at December 31, 2010	Aggregate intrinsic value * in U.S. $ In thousands	Number of options and RSUs exercisable at December 31, 2010	Aggregate intrinsic value * in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options and RSUs outstanding	Weighted average remaining contractual life (in years) of exercisable options and RSUs

RSUs 0.25	15,581	211	-	-	0.3	-
5.77	75,000	600	75,000	600	1.06	1.06
6.00	203,898	1,584	203,898	1,584	2.03	2.03
11.62	50,000	108	-	-	3.58	-
11.64	15,000	32	-	-	3.41	-
12.87	25,000	23	-	-	3.05	-
13.16	10,000	6	-	-	3.17	-
13.34	620,000	267	206,667	89	9.03	9.03
13.40	42,500	16	-	-	3.93	-
13.41	290,000	104	-	-	3.12	-
13.63	10,000	1	-	-	3.23	-

15.58	200,014	-	200,014	-	1	1

18.54	100,000	-	100,000	-	0.9	0.9

	1,656,993	2,952	785,579	2,273	**4.73	**3.38

*    Based on the last known closing price of the Company’s Ordinary shares on the Nasdaq Global Select Market as at December 31, 2010, of $13.77 per share.

**  The weighted average in respect of all the options and RSUs.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

2)	Stock option plan of subsidiaries:

a)
In December 2000, a subsidiary’s board of directors approved an employee stock option plan (the “Subsidiary Plan”). Pursuant to the Subsidiary Plan, 270,000 Ordinary shares, of NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of options to be granted to some of the Company’s and of the subsidiary’s employees. In addition, within the context of an investment agreement signed on December 31, 2000, additional options to purchase 90,000 shares each were granted to an investor. On November 23, 2004, the above subsidiary’s board of directors approved an additional employee stock option plan (“the Subsidiary 2004 Plan”). Virtually all of the above mentioned options except those granted to the investor vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year, (in cases where the optionee is an employee of the Company or its subsidiary - provided that the employee is still the subsidiary’s or the Company’s employee). In addition, all the above options including those granted to the investor are not exercisable prior to: (1) the consummation of an IPO of the subsidiary’s securities, (2) a merger of the subsidiary or (3) seven years from the date of grant. The rights conferred by Ordinary shares obtained upon exercise of the options will be identical to those of the other Ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date, will expire. Some of the options under these plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

During 2001 and 2004, the subsidiary granted the said options to purchase 270,000 and 36,000 shares, respectively, partly at an exercise price per share of NIS 0.01 and an exercise price of $5.55.

As of December 31, 2010 all the Subsidiary Plan  stock options are expired and options to purchase 27,033 ordinary shares under the Subsidiary 2004 Plan were outstanding.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

b)
In December 2004, the board of directors of another subsidiary (the “Additional Subsidiary”) approved an employee stock option plan (“the Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, options to purchase up to 1,500,000 shares of the Additional Subsidiary can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a limited liability company to a C corporation, (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant. In December 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of sister subsidiary (see note 1r). The options granted bear an exercise price of $0.3748, which reflects the fair value per share according to an independent valuation. Through December 31, 2010, 433,500 of these options were forfeited and the remaining are outstanding. In addition, in July 2006, additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to management’s valuation.   All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an IPO or change of control or upon the administrating committee’s discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. Through December 31, 2010, 62,000 of these options were forfeited and the remaining are outstanding.  The Additional Subsidiary Plan terminates ten years from the grant date.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

2)
Out of the Company’s retained earnings as of December 31, 2010 and 2009, approximately $42,936,000 and $40,580,000 are tax-exempt respectively, due to “Approved Enterprise” or “Privileged Enterprise“ status granted to some of the Company’s facilities – see note 10b. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $10,734,000 and $10,145,000 would be incurred as of December 31, 2010 and 2009, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividends. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” or “Privileged Enterprises” as the undistributed tax exempt income is essentially permanent in duration. See also notes 10b and 10g5.

NOTE 10 – TAXES ON INCOME:

a.      Corporate taxation in Israel:

Tax rates:

1)
The income of the Company and its Israeli subsidiaries (other than income from “Approved Enterprises” or “Privileged Enterprises”, see b. below) is taxed at the regular rate.  Taxable income of Israeli companies pursuant to the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010) is subject to tax at the rate of, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

2)	Subsidiaries outside Israel:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The Company’s U.S. subsidiaries are taxed on a consolidated basis. The enacted statutory tax rates applicable to the Company’s primary subsidiaries outside Israel are as follows:

Companies incorporated in the U.S. – tax rate of 37%-40%.
Company incorporated in Italy – tax rate of 33%.
Companies incorporated in Australia, France, Japan and U.K. – tax rate of 30%-40%.

b.      Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the Investment Law)

The Company has been granted an “Approved Enterprise” or “Privileged Enterprises” status under the Investment Law including Amendment No. 60 thereof, which became effective in April 2005.

The Investment Law empowers the Israeli Investment Center or Israeli Tax Authority to grant Approved or Privileged Enterprise status to capital investments in production facilities that meet certain relevant criteria. In general, such capital investments will receive Approved or Privileged Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved or Privileged Enterprise relate only to taxable profits attributable to the specific program of investment to which the status was granted.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

In April 2005, a major amendment to the Investment Law came into effect, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to the approval of investments that qualify under the Investment Law. Under the amendment, certain minimum qualifying investment requirements, time restrictions in which the investment is made and other conditions were established for new Approved Enterprises or expansions. Moreover, with a view to simplifying the bureaucratic process, the amendment provides that, in the event that an investment project meets all of the eligibility criteria under one of the “Alternative Tracks”, a project will automatically qualify for Approved Enterprise taxation benefits under the Investment Law with no need for prior approval from the Investment Center.

The amendment generally does not apply retroactively to investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004 (even when investments under these programs are made after January 1, 2005). The amendment will only apply to a new Privileged Enterprise and to a Privileged Enterprise expansion for which the first year of benefits is 2004 or any year thereafter.

The Law for Encouragement of Capital Investments, 1959 (hereafter - the law) was further amended as part of the Economic Policy Law for the years 2011-2012, which was passed in the Israeli Parliament on December 27, 2010 (hereafter - the amendment). The Amendment was signed at the beginning of January 2011 by the officials authorized by the State of Israel to approve it, and became effective as from January 1, 2011. The amendment sets alternative benefit tracks to the ones currently in place under the provisions of the Law, as follows: investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (preferred enterprise and a special preferred enterprise), which provide for application of a unified tax rate to all preferred income of the company, as defined in the law.

The tax rates at Company level, under the law:

Years	Development Zone A	Other Areas in Israel

"Preferred Enterprise"
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 and thereafter	6%	12%
"Special Preferred Enterprise"
commencing 2011	5%	8%

The benefits granted to the Preferred Enterprises will be unlimited in time, unlike the benefits granted to special Preferred Enterprises, which will be limited for a period of 10 years. The benefits are granted to companies that qualify under criteria set in the law; for the most part, those criteria are similar to the criteria that were included in the law prior to its amendment.

Under the transitional provisions of the law, a company will be allowed to continue and enjoy the tax benefits available under the law prior to its amendment until the end of the period of benefits, as defined in the law. The Company will be allowed to set the "year of election" no later than tax year 2012, provided that the minimum qualifying investment was made not later than the end of 2010.  On each year during the period of benefits, the Company will be able to opt for application of the amendment, thereby making available to itself the tax rates as above. Company's opting for application of the amendment is irrecoverable.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The amendment was not in effect as of December 31, 2010. Accordingly, the measurement of the deferred income taxes, was prepared without taking the effects of Capital Investments Amendment into consideration.

The Company is entitled to additional tax benefits as "companies of foreign investors", as defined by the law.

The main tax benefits available to the Company are:

1)	Reduced tax rates:

In respect of income derived from the Approved or Privileged Enterprises, the Company is entitled to benefits under the Investment Law’s reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

The Company has overall nine Approved and Privileged Enterprises.

Income derived from the Approved or Privileged Enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

As of December 31, 2009, the periods of benefits relating to seven of the Approved and Privileged Enterprises of the Company have already expired. The periods of benefits relating to other two Approved and Privileged Enterprise programs will expire in 2011 and 2016.

In the event of a cash dividend distribution of cash dividends (and for benefitted enterprise – also liquidation dividend) out of income which was tax exempt as above, the Company would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see 10g5 below and note 9c2).

2)	Accelerated depreciation:

The Company is entitled to claim accelerated depreciation in respect of equipment used by Approved or Privileged Enterprises during the first five tax years of the operation of these assets.

The entitlement to the above benefits is conditional upon the Company’s fulfillment of the conditions stipulated by the above law, the regulations published thereunder and the certificates of approval for the specific investments in approved or privileged enterprises. In the event that the Company fails to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with interest and adjustments for inflation based on the Israeli Consumer Price Index (“Israeli CPI”).

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Pursuant to the Inflationary Adjustments Law, the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israel; CPI. The Israeli companies in the Group are taxed under this law. Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the amendment), the provisions of the Inflationary Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company and its Israeli subsidiaries will be measured for tax purposes in nominal terms.

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

e.     Carryforward tax losses:

Carryforward tax losses of the Company as of December 31, 2010 and 2009 aggregate approximately $22,880,000 and $26,003,000, respectively.

Carryforward tax losses of certain subsidiaries as of December 31, 2010 and 2009 aggregate approximately $46,611,000 and $52,626,000, respectively.

As of December 31, 2010 and 2009, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $43,183,000 and $48,369,000, respectively, which include approximately $5,562,000 relating to excess stock option deductions.  The U.S. subsidiaries have state net operating loss carryforwards of approximately $32,437,000, which includes approximately $5,562,000 relating to excess stock option deductions discussed above. Federal and State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2015 through 2029. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $35,700,000 and $15,800,000, respectively, are subject to an annual limitation under Internal Revenue Code ("IRC") section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

f.	Uncertain tax positions:

The following table summarizes the activity of the Company unrecognized tax benefits:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	U.S. $ in thousands	U.S. $ in thousands	U.S. $ in thousands
Balance at beginning of year	3,664	2,672	3,000
Increase (decrease) in tax positions for prior years	(55)	987	(373)
Increase (decrease) in tax positions for current year	(24)	5	45
Balance at End of Year	3,585	3,664	2,672

The amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3,585,000 and $3,664,000 at December 31, 2010 and 2009, respectively. The total liability in respect of unrecognized tax benefits include accrued potential interest of $1,117,000 and $890,000, respectively. We expect unrecognized tax expenses to change over the next 12 months due to closure of the Company’s tax assessment for the years 2005-2007.

In years 2010, 2009 and 2008, the Company recognized interest expense related to unrecognized tax benefits in the amounts of $227,000, $98,000 and $421,000, respectively. As of December 31, 2010, the amounts of interest accrued on the balance sheet are $1,117,000.

In addition, consistent with the provisions of ASC 740-10, the Company presents a liability for unrecognized tax benefits in amount of $479,000 from current to non-current liabilities because payment of cash is not anticipated within one year subsequent to the balance sheet date.  This non-current liability is included in the consolidated balance sheet among long-term liabilities.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

g.	Deferred income taxes:

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance are as follows:

		December 31
		2010	2009
		U.S. $ in thousands
1)	Provided in respect of the following:
	Provisions for employee rights	826	1,026
	Deferred revenues	1,448	1,062
	Carryforward tax losses	18,525	21,505
	Doubtful accounts	1,516	1,875
	Research and development	2,945	2,326
	Employee stock options and RSUs	2,349	2,350
	Non employee stock options	239	432
	Depreciable fixed assets	138	91
	Goodwill and other intangible assets	5,003	4,678
	Other	858	282
		33,847	35,627
	Goodwill and other intangible assets	(271)	(269)
		33,576	35,358
	L e s s- valuation allowance	(19,538)	(18,520)
		14,038	16,838

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31
	2010	2009
	U.S. $ in thousands

As a current asset	4,572	4,957
As a non-current asset	9,737	12,150
	14,309	17,107
As a non-current liability	(271)	(269)
	14,038	16,838

3)
Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 15%- 40%.

5)
As stated in b. above, part of the income of the Company’s income is tax exempt due to the Approved or Privileged Enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in these financial statements (see note 9c2).

h.	Income (loss) before taxes on income and income taxes (tax benefit) included in the income statements:

		Year ended December 31
		2010	2009	2008
		U.S. $ in thousands
1)	Income (loss) before taxes on income:
	Israeli	10,468	4,523	(3,757)
	Non-Israeli	5,466	5,060	(56,336)
		15,934	9,583	(60,093)
2)	Income taxes (tax benefit) included in the income statements:
	Current:
	Israeli	259	336	317
	Non-Israeli	674	1,290	1,007
		933	1,626	1,324
	Previous Years:
	Israeli	918	(1,673)	(5,795)
	Non-Israeli	16	256	2
		934	(1,417)	(5,793)
	Deferred:
	Israeli	995	3,222	(1,696)
	Non-Israeli	1,805	63	(2,795)
		2,800	3,285	(4,491)
		4,667	3,494	(8,960)

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)
Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2010-25%, 2009-26% and 2008-27%) and the actual tax expense:

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands
Income before taxes on income, as reported in the income statements	15,934	9,583	(60,093)
Theoretical tax expense (tax benefit)	3,984	2,492	(16,221)

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	300	657	722
Disallowable goodwill Impairment	-	-	11,771
Increase (decrease) in taxes resulting from different tax rates applicable to non - Israeli subsidiaries	240	70	(1,788)
Changes in valuation allowance	1,018	-	2,410
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - see c. above	(924)	(281)	603
Prior years tax expenses (benefits)*	934	(1,417)	(5,793)
Increase (decrease) in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(336)	(248)	(134)
Change in corporate tax rates, see a(1) above	-	2,290	(312)
Increase (decrease) in deferred taxes resulting from different currency rates	(695)	(69)	(317)
Other	146	-	99
Taxes on income (tax benefit) for the reported years	4,667	3,494	(8,960)

*
During 2008 the Company recorded a tax benefit of approx $5.8 million due to a retrospective applied change in the Investment Law, under which the Company was entitled to additional tax benefits in the years 2005 and 2006 (prior to the change the financial statement changes include tax expenses calculated based on the prior enacted law as required under ASC 740). During 2009 the Company concluded its tax assessment for the tax years 2003 through 2004 which reflect the majority of the Company’s tax income. During 2010 the Company performed a negative adjustment to its foreign withholding taxes as a result of low utilization visibility.

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2004. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2007. Retalix Italia received final assessments through the year ended December 31, 2005. The Israeli subsidiaries received final assessments through the years ended December 31, 2005. Other subsidiaries have not been assessed since incorporation.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2010
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	-	27,611	32,369
Liabilities	(2,969)	(15,947)	(13,711)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

		December 31
		2010	2009
		U.S. $ in thousands
a.	Accounts receivable:

	1)Trade:

	Open accounts	62,180	64,038
	Less - allowance for doubtful accounts	6,644	9,224
		55,536	54,814

	2) Other:

	Government departments and agencies	565	7,933
	Pledged deposits and accumulated interest	1,003	477
	Derivative financial instruments	950	331
	Other	205	150
		2,723	8,891

b.	Marketable securities and Long term investments:

1)	Held to maturity bond securities - the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized	Unrealized	Unrealized	Aggregate
	Cost	gains	Losses	fair value
	U. S. $ in thousands
At December 31:
2010	387	2	(123)	266
2009	608	6	(14)	600

The bonds mature as follows:

U.S. $ in thousands

2011	193
2020	194
387

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

2)	ARS – See note 1d and note 1n.

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2010	2009
	U.S. $ in thousands

Among current assets:
Available for sale security	1,819	-
Held to maturity corporate bond securities	193	226
	2,012	226
As a non-current asset:
Available for sale security	300	300
Held to maturity corporate bond securities	194	382
	2,506	908

c.	Long-term receivables:

1)	Long-term receivables are composed as follows:

	2010	2009
	U.S. $ in thousands
Long-term trade receivables	1,175	1,551
Less - Unamortized discount*	(76)	(165)
	1,099	1,386

*	The discount is based on imputed interest of 4%.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Fair value of financial instruments:

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

b.     Derivative financial instruments:

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging", requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

On January 1, 2010, the Company adopted the updated guidance of ASC 815 with respect to disclosure requirements which changed the disclosure requirements for derivative instruments and hedging activities and require enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.

During 2010, the Company entered into several foreign currencies forward and cylinder contracts for conversion of Australian dollar, Pounds Sterling, Euro and Israeli currency into a notional amount in dollars. Most of these contracts were rolled over a few times since their original closure in recent years.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

As of December 31, 2010, the Company had fifty six open contracts, not designated for hedging, for the conversion of such foreign currencies into a total of approximately $26.3 million, the fair value of which as of December 31, 2010 is $481,000, which reflects the estimated amounts that the Group would receive for the termination of the contracts at the reporting date and which was recorded to financial income. As of December 31, 2009, the Company had thirty open contracts of this nature for the conversion of such foreign currencies into a total of approximately $6.5 million, the fair value of which as of December 31, 2009 was $331,000.

Starting fourth quarter of 2010, the Company entered into derivative instrument arrangements to hedge a portion of anticipated NIS payroll payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815. The transactions to hedge salary payments are made on denominated amounts that are no more than forecasted cash flows for salaries and benefits according to the Company's budget and on the dates that the cash flows are expected to be paid. Therefore, those transactions are all effective and the results are recorded as payroll expenses at the time that the hedged expense is recorded. The Company does not enter into derivative transactions for trading purposes.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

	Notional amount		Fair value
	December 31,		December 31,
	2010	2009	2010	2009
	U.S. $ in thousands

Forward contracts to hedge payroll expenses	12,130	-	469	-

The effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the year ended December 31, 2010 amounted to $469,000. As the hedging instruments were designated to hedge payroll expenses for the year 2011, there was no effect on the statement of income as of December 31, 2010.

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2010, the Company expects to reclassify all of the net gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

The fair value of the Company's outstanding derivative instruments at December 31, 2009 and 2010 is summarized below:

		Fair value of derivatives instruments
		December 31,
	Balance sheet location	2010	2009
Derivative assets:		U.S. $ in thousands

Foreign exchange option contracts		-	129
Foreign exchange forward contracts		950	202

		950	331

Derivative assets	Other receivables	950	331

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – ENTERPRISE-WIDE DISCLOSURE:

a.
Following the investment made by the Investors in November 2009, as discussed in Note 9a(2), a new management has been appointed. The Company's new management has evaluated the performance of its business and has concluded that its unified business is conducted globally by front-end units (product and services offering) and back-end units (research and development). Accordingly the Company concluded that it has one operating segment.

b.	Revenues by geographic area were as follows::

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands

Revenues:
U.S	110,724	112,739	126,114
Israel	24,621	21,284	22,243
International*	72,029	58,370	73,270
Total revenues	207,374	192,393	221,627

* The international segment includes revenues from customers in Europe	41,341	39,296	59,077

c.	Property, Plant and Equipment by geographical location were as follows:

	Depreciated
	balance at
	December 31
	2010	2009
	U.S. $ in thousands

Israel	14,384	14,299
U.S.	488	693
International	198	241
	15,070	15,233

d.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2010, 2009 and 2008, no customer generated revenues in excess of 10% of the Group’s total revenues.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA:

a.	General and administrative expenses - allowance for doubtful accounts:

	Year ended December 31
	2010	2009	2008
	U.S. $ in thousands

The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	9,224	8,240	8,864
Increase during the year	498	3,781	3,663
Bad debt written off	(3,078)	(2,797)	(4,287)
Balance at end of year	6,644	9,224	8,240

		Year ended December 31
		2010	2009	2008
		U.S. $ in thousands
b.	Financial income (expenses):
	Gains (losses) on derivative financial instruments – net	1,061	398	(141)
	Non-dollar currency gains (losses) – net	(375)	1,054	(1,883)
	Impairment of auction rate security	-	-	(700)
	Interest income	3,316	693	879
	Interest and bank commissions expense	(493)	(388)	(133)
		3,509	1,757	(1,978

c.	Other (income) expenses - net:
	Loss (gain) on sale of property and equipment	21	44	(46)
	Gains on sale of product line	(202)	(150)	(210)
	Debt remittal	-	-	(43)
	Other non-recurring income	-	(48)	(77)
		(181)	(154)	(376

d.
Indirect private placement costs relate to a Private Placement completed in November 2009 that generated $32.9 million dollars proceeds and $1.8 million dollars in indirect expenses for legal, insurance and employees related costs.

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA (continued):

e.      Earnings per share (“EPS”):

Following are data relating to the n shares - basic and diluted used in the purpose of computation of EPS:

	Year ended December 31
	2010	2009	2008
	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earnings per share	24,102	20,824	20,265

Add incremental shares from assumed exercise of options and RSUs	413	196	-
Weighted average number of shares used in computation of diluted earnings per share	24,515	21,020	20,265

For the years ended December 31, 2010, 2009 and 2008 options in the total amount of 1,362,514, 2,991,149 and 1,799,924, respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.

NOTE 16 – RELATED PARTY TRANSACTIONS:

1)
On November 19, 2009, the Company entered into a management services agreement (“Management Agreement”), with certain investors.  Under the Management Agreement, the investors provide management services and advise and provide assistance to the Company management concerning the Company’s affairs and business.  The investors are required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the investor group members.

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

RETALIX LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16–RELATED PARTY TRANSACTIONS (continued):

2)
Concurrently with the execution of the private placement agreements with the investors on September 3, 2009, the Company entered into a separation agreement with the Company’s former CEO for the termination of his services.  The termination date was December 31, 2009.  Pursuant to the separation agreement, on the termination date, the Company paid $333,000, representing five months of management fees and a termination bonus, and released the moneys accumulated in the various employee funds maintained by us for the former CEO, which relate to the period he was the Company’s employee.  Pursuant to the separation agreement, the Company also paid the annual bonus for the year 2009 and committed to pay the monthly fee during the six-month post-termination period. Our former CEO agreed to extend the non-competition and non-solicitation period under the management agreement from one year to four years in exchange for a payment of $400,000.

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