Form 20-F
period 2011-12-31
RETALIX LTD
filed 2012-04-05
CIK 1064060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-1021604

RETALIX LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

10 ZARHIN STREET, RA’ANANA 43000, ISRAEL
(Address of principal executive offices)

Hugo Goldman, CFO
Tel: +972-9-776-6631;  E-mail: hugo.goldman@retalix.com
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

_____________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,485,946 Ordinary Shares, nominal value NIS 1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   No ☒

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

☒ Yes   ☐ No

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

Large Accelerated Filer ☐    Accelerated Filer ☒    Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒    International Financial Reporting Standards  ☐    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company:

☐ Yes   No ☒

PART III
	Item 17. FINANCIAL STATEMENTS	115
	Item 18. FINANCIAL STATEMENTS	115
	Item 19. EXHIBITS	115

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

         Our consolidated financial statements are prepared in United States dollars and in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this annual report are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. On March 20, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.749 to $1.00.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

 Not applicable.

ITEM 3 – KEY INFORMATION

A. Selected Financial Data

        The selected consolidated statement of income (loss) data set forth below with respect to the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the selected consolidated balance sheet data set forth below as of December 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our consolidated financial statements that were audited by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. The selected consolidated financial data set forth below should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years 2009, 2010 and 2011 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)

Consolidated statement of income data
Revenues:
Product sales	$80,511	$72,907	$58,145	$58,000	$50,933
Services	140,900	148,720	134,248	149,374	185,107
Total revenues	221,411	221,627	192,393	207,374	236,040
Cost of revenues:
Cost of product sales	39,132	45,201	39,560	34,974	31,997
Cost of services	65,281	88,078	74,564	88,526	106,725
Total cost of revenues	104,413	133,279	114,124	123,500	138,722
Gross profit	116,998	88,348	78,269	83,874	97,318
Operating expenses:
Research and development expenses-net	58,653	38,357	28,991	29,657	32,026
Selling and marketing expenses	31,617	23,623	18,776	17,338	26,221
General and administrative expenses	27,539	26,677	21,007	24,635	26,639
Other (income) expenses-net	643	(376)	(154)	(181)	(761)
Indirect private placement costs	-	-	1,823	-	-
Impairment of goodwill	-	58,182	-	-	-
Total operating expenses	118,452	146,463	70,443	71,449	84,125
Income (loss) from operations	(1,454)	(58,115)	7,826	12,425	13,193
Financial income (expenses)-net	1,032	(1,978)	1,757	3,509	1,828
Income (loss) before taxes on income	(422)	(60,093)	9,583	15,934	15,021
Tax benefit (taxes on income)	435	8,960	(3,494)	(4,667)	(495)
Share in income (losses) of an associated company	(3)	54	17	25	38
Net income (loss)	(10)	(51,079)	6,106	11,292	14,564
Minority interests in losses (gains) of subsidiaries	(508)	(537)	(310)	(505)	(874)
Net income (loss) attributed to Retalix Ltd.	$(498)	$(51,616)	$5,796	$10,787	$13,690

Earnings (losses) per share:

Basic	$(0.02)	$(2.55)	$0.28	$0.45	$0.56

Diluted	$(0.02)	$(2.55)	$0.28	$0.44	$0.55

Weighted average number of shares used in computation:
Basic	19,851	20,265	20,824	24,102	24,230
Diluted	19,851	20,265	21,020	24,515	24,717

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. $ in thousands)

Consolidated balance sheet data
Cash, Cash equivalents, Deposits and Marketable Securities	$27,596	$37,647	$104,583	$134,572	$135,682
Working capital	71,611	83,305	128,910	150,330	146,758
Total assets	288,590	240,792	285,009	304,692	332,080
Total debt	1,055	772	708	267	-
Shareholders' equity	218,518	175,722	215,944	231,076	249,304
Capital stock	172,025	180,815	214,927	218,804	224,179

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

Macroeconomic conditions and economic volatility could materially adversely affect the retail food industry, our primary target market.  If adverse macroeconomic conditions continue or worsen, our revenues and results of operations could be adversely affected.

Our future growth is critically dependent on increased sales to customers in the retail food industry. We derive the substantial majority of our revenues from the sale of software products and the provision of related services to the retail food industry worldwide, including retailers such as general merchants, supermarkets, convenience stores, fuel chains and restaurants as well as wholesalers and suppliers in this industry. The success of our customers is directly linked to economic conditions in the retail food industry, which in turn are subject to intense competitive pressures, are affected by overall macroeconomic conditions and face shoppers that are increasingly looking for value.  During previous economic downturns, the retail food industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in projects.  This resulted in pricing pressures and more conservative purchasing decisions by customers, including a tendency toward lower-priced products and lower volume of purchases, and a curtailment of capital investment by many of our existing and potential customers, which continued to adversely affect to a certain extent our revenues and results of operations, mainly in the U.S. and Europe.

While we have experienced moderate growth in revenues and earnings and stronger demand in recent quarters, certain markets such as parts of Europe continue to experience weakened or uncertain economic conditions, including the more recent difficulties in the credit markets in the euro zone, and some of our customers, suppliers and partners may continue to be negatively impacted by the global credit markets slowdown. Market conditions may continue to be depressed or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, and a reduction in our new customer engagements and the size of initial spending commitments under those engagements.  This could have an adverse impact on sales of our products and services, as well as increase the credit risk relating to our customers.  In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

        If we fail to manage changes in personnel effectively, our business could be disrupted, which could harm our operating results.

In the past, there were periods in which we experienced rapid growth in the number of our employees, the size and locations of our physical facilities and the scope of our operations. Any failure to manage growth effectively could disrupt our business and harm operating results. Although in 2008 and most of 2009 we reduced the size of our workforce in response to the prevailing adverse economic conditions, we resumed hiring in the fourth quarter of 2009 and continued to do so throughout 2010 and 2011, and may experience additional growth in the future. Reductions or increases in personnel also entail risks of business disruption and potential adverse effects on our sales and marketing efforts, customer service and research and development activities.  These adverse effects could harm our operating results.

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

For example, in January 2011 we introduced the Retalix 10 Store Suite and since it is a new product, some of its future capabilities are in varying stages of development. While a few of our customers have chosen the current Retalix 10 Store Suite as the solution they  implement, there can be no assurance that the full future capabilities of the suite development will be completed successfully, or that many customers will purchase the new Retalix 10 Store Suite.  If the Retalix 10 Store Suite does not perform as expected for any reason, is not introduced in a timely manner, or otherwise does not adequately meet the needs of our customers, our revenues and business results may be adversely affected.

Insufficient or slower than anticipated demand for our SaaS and Cloud services could adversely affect our revenue growth.

We have incurred expenses in connection with the development of our SaaS initiatives, including the acquisition of MTXEPS, LLC, or MTXEPS. During January 2012 we further announced that our Retalix 10 suite is cloud ready. If significant demand fails to develop or develops more slowly than we anticipate, we may be unable to recover the expenses we have incurred in the development of these initiatives. Any delay in or failure of the development of significant demand for our SaaS and cloud services could cause our new business initiatives to fail. Even if significant demand does develop for our SaaS and cloud services, the growth of our SaaS and cloud services may erode parts of existing software sales revenue. Any of these factors could adversely affect our revenue growth.

Security breaches and system failures could expose us to liability, harm our business and result in the loss of customers.

We retain sensitive data, including intellectual property, books of record and personally identifiable information, on our networks. It is critical to our business strategy that our infrastructure and other infrastructure we use to host our solutions remain secure, do not suffer system failures and are perceived by customers and partners to be secure and reliable. Despite our security measures, our infrastructure and third party infrastructure we use to host our solutions may be vulnerable to attacks by hackers or other disruptive problems.  In particular, our SaaS infrastructure could be vulnerable to security breaches, computer viruses or similar disruptive problems. Our SaaS data centers provide access to and distribution of some of our enterprise software solutions, including our hosted payments management solutions, to our customers. Providing unimpeded access to our SaaS servers is critical to servicing our SaaS customers and providing superior customer service to them. These systems are also subject to telecommunications failures, power loss and various other system failures. Any of these occurrences, whether intentional or accidental, could lead to interruptions, delays or cessation of operation of our SaaS data centers. Any such security breach or system failure may compromise information stored on our networks. Such an occurrence could negatively affect our reputation as a trusted provider of solutions and hosting such solutions by adversely affecting the market’s perception of the security or reliability of our products or services, and with respect to the SaaS application, could cause some of our customers to discontinue subscribing to our SaaS applications.

Sales to large customers represent a significant portion of our revenues, and a significant reduction in sales or services to these customers could significantly reduce our revenues.

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including general merchants, supermarkets, convenience stores, fuel stations, drugstores and department stores. Sales to such retailers and distributors are typically large in size and represent a significant portion of our revenues. A significant reduction in sales and services to any of our large customers could significantly reduce our revenues. This already occurred in the past and it could happen again in the future.  We anticipate that sales and services to large customers in any given reporting period will continue to contribute materially to our revenues in the foreseeable future.

The long sales cycle for certain of our products and services could cause revenues and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

We could incur substantial sales and marketing and research and development expenses while customers are evaluating our products and before they place an order with us, if they ever make a purchase at all. Purchases of our solutions are often part of larger information technology infrastructure initiatives on the part of our customers. As a result, these customers typically expend significant effort in evaluating, testing and qualifying our software products. This evaluation process is frequently lengthy and can range from three months to one year or more. We have found that this process is even longer during periods of economic uncertainty, or when we introduce a new product or service, as in the case of the Retalix 10 Store Suite applications that we launched in January 2011.  Even after the evaluation process, a potential customer may not purchase our products. In addition, the time required to implement our products can vary significantly with the needs of our customers and generally lasts for several months or more. The implementation process is also subject to delay.  We cannot control these delays. As a result, we cannot predict the length of these sales cycles and we cannot control the timing of our sales revenue, and therefore our quarterly operating results have varied in the past and may vary in the future. Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles. These factors include:

•	the potential cancellation of orders based on customers’ changing budgetary constraints and changing economic conditions;

•	the shift in orders expected in one quarter to another quarter because of the timing of customers’ procurement decisions;

•	the unpredictability of internal acceptance reviews;

•	the size, timing, terms and fluctuations of customer orders and rollout schedules;

•	the long sales cycle associated with certain of our software products;

•	the deferral of customer orders in anticipation of new software products or services from us or our competitors;

•	general economic conditions;

•	changes in pricing by us or our competitors;

•	fluctuations in currency exchange rates, and especially the strengthening of the NIS and the Australian Dollar as well as the devaluation of the US Dollar, the Euro and the British Pound;

•	the uncertainty regarding the adoption of our current and future product and service offerings, including such products as our Retalix 10 Store Suite applications;

•	technical difficulties with respect to the use of software solutions and services developed by us;

•	seasonality in customer purchasing and deployment patterns; and

•	reduced service orders due to reduced product revenues.

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

For the year ended December 31, 2008, we recorded a net loss of $51.6 million. Our 2008 results were adversely impacted by an impairment of goodwill amounting to $58.2 million. Before this impairment charge, we still would have had a net loss in 2008, were it not for a tax benefit.  Though we recorded net income for the years ended December 31, 2009, 2010 and 2011, we cannot assure you that we will not report losses in future periods.

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

Implementation of our software products can be a lengthy process across many different functional and geographic areas of the enterprise, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. In particular, this risk applies to: products which are implemented at larger retailers who have multiple divisions requiring multiple implementation projects; products that require the execution of implementation procedures in multiple layers of software, and/or products which offer retailers more deployment options and other configuration choices; and/or customer projects that may involve third party integrators to change business processes concurrent with the implementation of our software. Delays in the implementation of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with our customers, or damage to our reputation or result in cancellation of large projects. Significant problems implementing our software therefore can cause, in addition, delays or prevent us from collecting fees for our software and can damage our ability to generate new business.

Our acquisition of businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us and harm our financial condition and operating results.

We have made, and intend to continue to make, strategic acquisitions of complementary companies, products or technologies.  For instance, in July 2011 we acquired MTXEPS, a provider of innovative, secure, end-to-end electronic payment software solutions for retailers, delivered via SaaS and in-store models. However, we cannot assure you that suitable acquisition candidates can be located, that acquisitions will be completed with favorable terms (including, for antitrust or other regulatory concerns), or that acquisitions we have made or will make in the future will indeed enhance our portfolio or strengthen our competitive position. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in past acquisitions.  Acquisitions involve numerous risks, including:

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

If we fail to adhere to regulations and security standards imposed by credit card networks, or if our products are not certified or otherwise fail to comply with such regulations and security standards applicable to software and service providers, who provide software and services to retailers (such as payment card industry standards, etc.), our results of operations could be adversely affected.

Our software products are designed to collect, store, and route certain personally identifiable information from the clients of our customers, as well as processing such clients’ payments using payment information.  In addition, we may store such information on our servers, in the case of our SaaS and cloud based products and services.

We are required by our customers to meet industry standards imposed by payment systems standards setting organizations such as EMVCo LLC, credit card associations such as Visa, MasterCard, and other credit card associations and standard setting organizations such as PCI SSC, Intermec and the U.K. Cards Association and other local organizations. Furthermore, many of our offerings are subject to the Payment Card Industry Data Security Standards (PCI DSS), which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. Even though we attempt to protect our company through our contracts with our customers and other third-party service providers and in certain cases assess their security controls, we still have limited oversight or control over their actions and practice.

New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, encryption of cardholder data, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our products, while non- compliance may harm our reputation or result in customer claims. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products.  Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay.

In addition, even if our products are designed to be compliant, compliance with certain security standards is determined based on our customer’s or service provider's network environment in which our software is installed and, therefore, is dependent upon a number of additional factors such as proper installation of the components of the environment including our systems, compliance of software and system components provided by other vendors, implementation of compliant security processes and business practices and adherence to such processes and practices.

Our business and financial condition could be adversely affected if we do not comply with new or existing industry standards and regulations, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

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

Our software products are complex and may contain design defects, software errors, or security problems that could be detected at any point in the life of the product. We cannot assure you that software errors, design defects, or security problems will not be found in new products or releases after they have been implemented and used over time with different computer systems and in a variety of applications and environments. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, harm to our reputation or increased service and warranty costs. In addition, if software errors or design defects in our products cause damage to our customers’ data, we could be subject to liability based on product liability claims. Our agreements with customers that attempt to limit our exposure to product liability claims may not be enforceable in jurisdictions where we operate. Our insurance policies may not provide sufficient protection should a claim be asserted against us. If any of these risks were to occur, our operating results could be adversely affected.

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

As our portfolio of products is comprised of complex software products designed to address our customers’ critical business functions, the success of our business and our business operations depends on our ability to attract, train, relocate, motivate and retain highly qualified engineers, software programmers and sales and marketing personnel, as well as other highly qualified personnel, on a global basis. Competition for highly-skilled engineers, IT professionals and sales and marketing personnel is intense in our industry, and we may not be successful in attracting, assimilating or retaining qualified engineers, IT professionals and sales and marketing personnel to fulfill our current or future needs. This could adversely impact our ability to develop, sell and market our products and services, and our ability to meet the needs of our customers. Moreover, if we are successful in winning several new customers or several new large-scale projects in a short period of time, we may be required to rapidly attract and retain additional highly qualified IT professionals. Failure to rapidly attract such appropriate personnel may result in increased retention costs and create difficulties in managing our operations and meeting our commitments to our customers and compete successfully on new business.

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

We currently offer our software products, professional services and SaaS services in a number of countries and we intend to enter additional geographic markets. Our business is subject to risks that often characterize international markets and may have a material adverse effect on our international operations, which could harm our results of operations and financial condition, including:

•	potentially weak protection of intellectual property rights;

•	economic and political instability;

•	import or export licensing requirements;

•	partial or non-acceptance of non-localized products;

•	legal and cultural differences in conduct of business (including trade restrictions and labor and immigration regulations);

•	difficulties in collecting accounts receivable;

•	longer payment cycles;

•	unexpected changes in regulatory requirements and tariffs;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

•	fluctuations in exchange rates;

•	potentially adverse tax consequences; and

•	difficulties in complying with varied regulatory requirements across jurisdictions.

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

Our results of operations could be harmed as a result of a strengthening or weakening of the dollar compared to other currencies.

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, the Australian Dollar, the British Pound and the Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses  are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as the NIS, the Australian Dollar, the British Pound or the Euro. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2009 and 2010 the dollar depreciated in relation to the NIS, which raised the dollar cost of our Israeli based operations and adversely affected our financial results, while during 2011 the dollar increased in relation to the NIS, which reduced the dollar cost of our Israeli based operations costs.   In addition, our results could also be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we have entered and may continue to enter into currency contracts that are either designated for hedging or not purposed to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or other currencies. These measures, however, may not adequately protect us from future currency fluctuations and, even if they do protect us, involve operational or financing costs we would not otherwise incur.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposed certain duties on us and our executive officers and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 under it, resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. We cannot assure you that we will able to conclude in future years that we have effective internal control over financial reporting.  In particular, we are still in the process of implementing an enterprise resource planning, or ERP, system to improve our internal management of our financial operations.  This could yet create problems with our planning, integration of data or compatibility with other internal systems.  Controls that are considered adequate at one time may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

If we encounter problems with our ERP system, this could disrupt our internal operations, increase our costs and adversely affect our financial results or our ability to report our financial results.

Since 2008, we have been implementing an ERP system to improve our internal management of our financial operations. This is intended to result in a more centralized, streamlined planning system featuring more transparent and efficient use of real-time data.  We have incurred significant expenses in implementing such system and are in the final stages of such implementation. Investments in new technology are complex and time consuming, may cause unexpected delays due to errors until their correction, may require us to continue incurring expenses and making investments in the system in order to make it more efficient and could create problems with our planning, integration of data or compatibility with other internal systems.  This may result in increasing our costs and adversely affecting our financial results or our ability to report our financial results in a timely and accurate manner.

Under ASC 718 “ Compensation – Stock Compensation ”, we are required to record a compensation expense in connection with share-based compensation which significantly reduces our profitability.

Accounting Standard Codification No. 718 requires all share-based payments to employees to be recognized as a compensation expense based on their fair values. During 2009, 2010 and 2011, this accounting standard had a material impact on our results by increasing our expenses, which lowered our reported net income by approximately $2.6 million, $3.9 million and $2.3 million, respectively. Should economic events or our business or operational characteristics change, or should there be a change in the habits of our employees with respect to stock option exercises and forfeitures, future determinations as to fair value may significantly change the value attributed to stock-based compensation and significantly impact our results of operations.

Risks Related To Our Location in Israel

Potential political, economic and military instability in the Middle East may adversely affect our results of operations.

Our principal offices and headquarters are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our operations.  Ongoing violence between Israel and the neighboring countries, as well as recent instability due to political changes in these countries (such as Egypt and Syria) and the threat to Israel caused by Iran stepping up its efforts to achieve nuclear capability may effect our business, financial conditions and results of operations. Recent political events in Egypt and other countries in the Middle East have shaken the stability of those countries. These circumstances may escalate in the future to violent events which may affect Israel and us, which would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

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

Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2011, the value of the dollar increased in relation to the NIS by 7.7%, and inflation increased by 2.2%. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

We currently participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits could be terminated or reduced in the future, which could harm our results of operations.

We receive tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investments Law and its amendments, with respect to our production facilities that are designated as “Approved Enterprises” or “Benefited Enterprises”. See “Operating Results— Corporate Tax Rate” under Item 5.A of this annual report for additional information concerning our effective corporate tax rate. In order to receive these tax benefits, we are required to comply with certain requirements as described in “Taxation” under Item 10.E below. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund historical tax benefits of up to approximately $11.1 million, not including interest and adjustments for inflation based on the Israeli consumer price index. In addition, an increase in our development activities outside of Israel may be construed as a failure to comply with the Investments Law conditions. There can be no assurance that new benefits will be available, or that existing benefits will be available in the future, at their current level or at any level.

On December 27, 2010, the Israeli parliament approved an amendment to the law dealing with Approved and Benefited Enterprise programs effective as of January 1, 2011.  This amendment generally abolishes the previous tax benefit routes that were afforded under the law, specifically the tax-exemption periods previously allowed, and introduces certain new tax benefits for industrial enterprises meeting the criteria of the law.  See “Israel Taxation—Law for the Encouragement of Capital Investments, 1959” under Item 10.E of this annual report for additional information.

Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption allow the company to defer its adoption to future years.  While we do not believe that this amendment will have a material effect on our provision for taxes, it is too early to predict how the new law is to be implemented since tax authority guidance has yet to be released and accepted practice has yet to be established.

Because we received grants from the Office of the Chief Scientist in previous years, we are subject to ongoing restrictions that limit the transferability of our technology and of our right to manufacture outside of Israel, and certain of our large shareholders are required to undertake to observe such restrictions.

We received in previous years royalty-bearing grants from the Office of the Chief Scientist, or OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. We must pay royalties to the OCS on the revenue derived from the sale of products and technologies, and related services, which incorporate or are based on know-how developed with the grants from the OCS. As of December 31, 2011, our total contingent liability to the OCS in this respect amounted to $4.4 million. According to Israeli law, any products which incorporate or are based on know-how developed with grants from the OCS are usually required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay such grants at a quicker rate. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the OCS and to undertake to observe the law governing the grant programs of the OCS, the principal restrictions of which are the transferability limits described above in this paragraph.

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

The market price for our ordinary shares, as well as the price of shares of other technology companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	changes in pricing policies by us or our competitors;

•	general market conditions, and changes in market conditions in our industry; and

•	trading volumes and the general state of the securities markets.

In addition, trading in shares of companies listed on the Nasdaq Stock Market (including the Nasdaq Global Select Market), or Nasdaq, in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

Two shareholders may be able to control us.

As of March 20, 2012, the Alpha Group holds an aggregate of 4,803,900 ordinary shares and warrants to purchase an additional 1,250,000 ordinary shares, representing in the aggregate beneficial ownership of 23.5%  of our ordinary shares (after giving effect to the exercise of such warrants).  The Alpha Group is comprised of the following individuals: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  In addition, as of March 20, 2012, Ronex Holdings, Limited Partnership, or Ronex, an affiliate of the FIMI Opportunity Funds, holds 4,471,591 ordinary shares, representing beneficial ownership of 17.4% of our ordinary shares (after giving effect to the exercise of Alpha Group warrants).  Furthermore, the Alpha Group and Ronex are parties to a shareholders agreement pursuant to which they have undertaken to elect a board of directors comprised of 11 members, of which six nominees will be designated by the Alpha Group and five nominees will be designated by Ronex.  They also have agreed to meet with one another before any shareholder meeting and try to reach a unified position with respect to the principal proposals on the agenda of such meeting. As a result of the shareholders agreement, the Alpha Group and Ronex may be deemed to share beneficial ownership of 10,525,491, or 40.9%, of our outstanding shares (after giving effect to the exercise of Alpha Group warrants).  See Item7A below for more information about these shareholders.

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

The Alpha Group is entitled to demand that we register with the SEC resales of 4,803,900 ordinary shares and 1,250,000 ordinary shares underlying warrants, subject to certain conditions and limitations on its registration rights and resale rights.  If the Alpha Group or other shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding warrants or employee options, or if the perception exists that we or our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. If we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more outstanding shares could reduce the amount purchasers are willing to pay for our ordinary shares. Any substantial sales of our ordinary shares in the public market also might make it more difficult for us to sell equity securities.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq  and on the Tel Aviv Stock Exchange, or the TASE. Trading in our ordinary shares on these markets is effected in different currencies (dollars on Nasdaq and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4 – INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on March 5, 1982, under the laws of the State of Israel. Both our legal and commercial name is Retalix Ltd. Our principal offices are located at 10 Zarhin Street, Ra’anana 43000, Israel, and our telephone number is (011) 972-9-776-6600. Our U.S. agent is our subsidiary, Retalix USA Inc., located at 6100 Tennyson Parkway, Suite 150, Plano, Texas 75024, and its telephone number is (469) 241-8400. Our website address is www.retalix.com. The information contained on, or linked from, our website is not a part of this annual report.

Our ordinary shares began trading on the TASE in October 1994 and on the Nasdaq National Market (now the Nasdaq Global Select Market) in July 1998.

During our initial years of operation in the 1980s and the early 1990s we focused on the development and sales of store level software solutions to food retailers. During the second half of the 1990s we expanded our offerings to cover, in addition to solutions designed for the grocery retail industry, also solutions for the fuel and convenience retail industries as well as solutions covering the management of sales operations at the chain level. During this period we also significantly increased our sales internationally and in particular in the United States. During the period from 1999 through 2003, we strengthened our presence internationally, formed our StoreNext initiatives in Israel and the United States, which are designed to create collaborative communities of small retailers, suppliers and manufacturers, and we enriched our offerings with the introduction of web based and mobile solutions. During 2004 and 2005, we widened our offerings to include certain merchandizing and supply-chain management solutions for retailers as well as for suppliers and manufacturers. In 2005, we introduced new sophisticated solutions complementing industry focuses and needs, such as customer loyalty and optimization of ordering. Over the last few years we have developed a number of merchandising applications, most particularly our buying suite (formerly known as Insync). In January 2011, we continued to enhance our store-based offerings with the introduction of our Retalix 10 Store Suite as well as an expanded set of Services offerings to better serve our customers.

Principal Capital Expenditures

We had capital expenditures of $3.0 million in 2009, $2.6 million in 2010 and $5.3 million in 2011.  Our capital expenditures in 2009 consisted primarily of the purchase of software and related professional services, computers and peripheral equipment related to the ERP system, amounting to approximately $1.8 million, and our capital expenditures related to building refurbishment, levies, improvements and furniture amounting to approximately $1.2 million. During 2010, we purchased software, computers and peripheral equipment in the amount of $2.1 million that are mostly related to the increased development activity and partly related to our ERP system ongoing implementation. During 2011 we purchased software, computers and peripheral equipment in the amount of $4.1 million that are mostly related to the increased development activity and our headcount growth including also our recent acquisition, and additional capital expenditures of $0.8 million related to leasehold improvements and furniture. In 2012, we expect the purchase of software and related professional services, computers and peripheral equipment, office refurbishment and other expenditures of approximately $4.6 million, of which $3.0 million will be in Israel and $1.6 million will be in the United States. We have financed, and expect to continue to finance, these capital expenditures with cash generated from operations.

B. Business Overview

Overview

We are a leading global provider of innovative software and services for high volume, high complexity retailers, including general merchants, supermarkets, convenience stores, fuel stations, drugstores and department stores. We also may serve other large high volume, high complexity retailers who would benefit from our offerings, retail focus and domain expertise. We design, develop and deliver mission critical software and services solutions to our customers. Spanning the retail and distribution supply chain from the point of sale to the warehouse, our suite of software solutions integrates the information flow across a retailer’s or distributor’s operations, encompassing stores, headquarters and in some cases distribution centers. Our Retalix 10 Store Suite announced in January 2011 enables retailers to manage their businesses, and to interact with their consumers across a multitude of touch-points/channels.  Our comprehensive solution suite enables retailers and distributors to better understand their customers, anticipate demand, differentiate their offerings and thus elevate the customer experience. At the same time, we believe we enable our customers to manage their operations more profitably by assisting them to operate more efficiently, flexibly and with an emphasis on quick time to market. Our software solutions also enable retailers to capture and analyze consumer behavior data that can be used to devise and implement more effective targeted promotions and loyalty programs in order to stimulate demand and increase sales. At the same time, our software solutions enable retailers and distributors to reduce shrinkage, inventory and cost of sale. We believe that our deep domain expertise, accumulated experience and focus on developing software and services for our customers only in and focused on the above mentioned retail sector provide us with a competitive advantage in the market.

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

To date, our software solutions have been installed at approximately 70,000 sites in 51 countries. Our customers include leading supermarket chains, diversified retailers, mass merchants and food service distributors such as Publix, Food Lion, Hannaford Bros., Hy-Vee, K-VA-T, Big Y, Food Services of America, Odom Beverage, Save-A-Lot and Save Mart in the United States; Target Canada Corporation; Tesco, Carrefour, Delhaize, Intermarche, Morrisons, Sainsbury’s, Jumbo and Argos in Europe; Metcash and Woolworths in Australia; large convenience store and fuel retailers, such as the Reitan group in Scandinavia, BP and Coles in Australia, the UK and North America; PetroChina and Reliance in Asia; Casey’s, Husky, Irving Oil, Love’s, Pilot Travel Centers and The Pantry in North America; and large health and beauty retailers such as Walgreens in the United States, and A.S. Watsons in Europe and Asia.

Our Market Opportunity

Background

The retail segments in which we operate today are markets in transformation. There are several trends ongoing in the market which we believe continue to play to our strengths.

The trends include a major shift towards consumers: today’s consumers are better informed, more empowered and as such the shopper dynamics are changing. Retailers need to understand what their consumers expect. The interaction with their consumers happens across many more touchpoints, channels and media (importantly mobile and social networks), at all times of the day, before and after the shopping event and not just in the store as was once the case. Interaction and communication with the consumers need to be highly relevant and timely, and in the channel that best suits their individual preferences.

The competition among high volume, high complexity fast moving consumer goods retailers is as fierce as ever, putting pressure on pricing and operating margins. This is compounded by the fact that most economies in which we operate are emerging from, or in some cases still in the midst of, a major financial crisis. Regulation is becoming more stringent and consumers are changing behavioral patterns – for example an increased focus on “shopping for value”. While a few large retailers have been able to address these changes through economies of scale “everyday low price” strategies, the need for differentiation, innovation, very quick response times and time to market, and reasonable total cost of ownership, or TCO, across all retailers – including the “everyday low price” players – has never been higher.

Competition is causing retailers to seek growth for their business both through continued internationalization and entrance into new retail segments.  As such the traditional retail segments are blurring. For example, large food retailers and distributors have expanded their operations beyond their traditional focus on food supermarkets to encompass additional retail formats, such as convenience stores, food service, fuel stations and quick service restaurants, or QSRs (which in turn increased the competition and the needs in the convenience store market which was historically serviced by smaller chains and independent retailers). Further, food retailers have been introducing a significantly wider assortment of non-food goods into their offering. Conversely, large non-food retailers have been ramping up their food offerings, mainly to increase the frequency of consumer visits to their stores.

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

The software and services needs of our customers and prospects

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

We operate in a large market, wherein we believe, based on our experience and independent industry analyst research, our total addressable market for software and services is between $7 to $8 billion annually and thus, over time, and while the market continues to transform and the competitive pressures are expected to increase, we have ample room for growth.

Our Solutions

We provide software and services to high volume, high complexity retailers and distributors, addressing the following main areas of activity: retail stores and sales channels (including mobile and e-commerce), customer management and marketing, merchandising and logistics and enhancing collaboration between retailers and distributors. Our solutions are designed to deliver a superior shopper experience across the various shopping channels and touch points, while at the same time enabling our customer to achieve brand differentiation, cost efficiencies, fast time to market, and operational flexibility and scalability to support ongoing business transformation and growth, based, to a large extent, on interpretation and insight of the shopper demand. We believe that our solutions differentiate us from other providers of software solutions to retailers and distributors because they combine the following attributes:

Our store and sales channels solutions drive unified and seamless usage and support across multiple retail formats and customer touch points

Our store and sales channels solutions offer retailers the ability to unify the management and deployment of multiple retail formats and customer touch points and channels around a single software engine, or at a single retail site. Retailers can use software solutions to operate different retailing formats such as general merchandize, grocery, health and beauty, fuel, sales, convenience, and QSRs; and to support a variety of consumer service points, such as, but not limited to, customer self-checkout, customer service kiosk, self-scanning, customer scale and pump terminal, as well as additional shopping channels such as e-commerce and mobile (both for the consumer and for the store associates). This assists retailers in attracting new customers and in improving retention of existing customers by providing a superior, unified consumer experience, and enabling quick and consistent delivery of new capabilities to the business.  Reduced TCO is another significant benefit, enabled by avoiding costly and lengthy integrations between different in-store solutions, or across multiple sales channels operated with different solutions.

Our innovative next generation solution architecture enables multiple deployment options, driving high level of flexibility and reduced TCO

In response to retailers’ increasing demand for easier deployment, more flexibility in system solution, and reduced TCO, we developed our next generation solutions based on a “thin client” architecture. The concept of “thin client” enables installing software on in-store computers, or remote central servers, with the users running the applications through a standard browser and/or with lighter client applications. Our innovative product architecture enables using a choice between multiple deployment options – “Thick Store” (where each application is installed fully on each applicable computer), “Thin Store” (where applications reside on a central server (or in the “cloud”) and the entire store has “thin” clients accessing the central server), or “Thin” POS (where the POS machines run only a very thin client, and they run off the application server, which resides on the local in-store server, with an option to reside centrally)resides on the store server. This architecture reduces the need for expensive, large footprint hardware and software installations at each store location and/or relevant computer, reduces infrastructure costs and simplifies IT management; it is easier and more cost-effective to upgrade software, hence enabling quicker time to market of new business capabilities and reduced maintenance costs. Additionally, there is significantly greater flexibility and choice for the retailer IT teams, in deploying new systems and combining forms of thin/thick and hybrid within the same store, or same chain according to their infrastructure and business requirements.

Our robust store solutions provide system resiliency and data redundancy

The retail segments that we are targeting are characterized by a highly complex operations and high volume of customer transactions that retailers are required to process quickly and efficiently. We believe that retailers view their POS systems as mission-critical to their operations, as these systems must be continuously functioning to process customer transactions. The malfunction or failure of a retailer’s POS system for even a few minutes could result in substantial loss of sales, as well as significant customer dissatisfaction. Moreover, the data generated in these transactions are equally mission-critical, and the loss of such data could impair a retailer’s internal reporting and accounting systems. As a result, retailers require highly robust and resilient POS solutions that will allow them to continue to operate despite system failures, as well as to avoid the risk of being unable to process customer transactions and the risk of data loss. We have developed a software architecture designed to support the high volume, multiple format environments of the largest Fast Moving Consumer Goods, or FMCG, retailers and distributors, capable of supporting very high volumes of stores and checkout lanes at a high speed, without risk of significant malfunction or failure. Equally important, our software architecture deploys advanced data protection mechanisms for critical data, through numerous mechanisms, including duplication at the store or enterprise levels. For example, in case of system failures, each POS terminal can continue to operate in stand-alone mode, despite the interruption of communications with the store office application, storing all transactions locally, to be transferred to the server level when communications are restored. We believe the adoption of our in-store solutions in leading global large supermarket chains such as Tesco, Sainsbury’s, Delhaize, Morrisons, Publix and Woolworths is a strong testament to the reliability, robustness and resilience of our store solutions.

Our modular solutions can be easily integrated with existing IT infrastructures

The modular nature of our products’ architecture and our tools for building open interfaces to external systems, including software protocol standards such as web services, XML, ARTS, PCI, etc., streamlines the introduction of our solutions into existing IT environments, reducing overall integration costs and enabling easy extensibility. Our customers can purchase systems that fit their current needs and budgets, and then gradually replace legacy products, or add additional modules as their business needs evolve over time. Additionally, our solutions are hardware neutral, capable of working with retail platforms from most major hardware vendors, including IBM, NCR, HP, Fujitsu, Epson, Dell and Wincor-Nixdorf. We are innovative, for example, in providing self-checkout and self-scan software that can be de-coupled from the hardware but that is compatible with the standard hardware, and pre-integrated with our POS and store management store solutions. This modular and open architecture decreases the software integration risks associated with migrating from a retailer’s existing systems to our enterprise and in-store solutions, thereby ensuring quicker time to market and protecting previous IT investments. This also allows the retailers to make separate purchasing decisions for the hardware and the software, thus realizing great savings in hardware costs by being able to bid for the hardware as a standard market commodity.

Our enterprise solutions can be easily customized and localized

Most retailers and distributors require that software products be tailored to fit their specific operational needs. In addition, multi-national retailers which operate in several regions or countries, typically require specific customization per region. Typically, such a requirement demands significant implementation efforts. Our products were designed and built to facilitate customer customization and enhancements with reduced efforts. We offer to meet these needs through a combination of our open and easily extensible solution architecture and throughout our expert customization and delivery services.

Our Product Led Services ensure successful implementations with our expert teams

We provide an extensive offering of strategic, value-added services, ensuring high-quality implementation of our solutions, which include program management, business consulting, testing, automated testing, training, documentation, support, deployment and more. Our product-led services are tightly linked to our software, enable one point of accountability for our customers, and significantly enhance our value proposition as a leading retail solution and service provider (see more detail below in the sections entitled “Our Product Led Services” and “Our Growth Strategy”).

Our solutions provide for both retail operations management and customer marketing and management

While retail enterprise solutions have traditionally focused on sales operations management, our solutions offering also includes sophisticated customer-centric solutions that address the retailer’s marketing needs. Our Customer Management and Marketing Suite (previously known as Retalix Loyalty and Promotions) is a comprehensive set of marketing tools for management of customers, loyalty campaigns, promotions and coupons, as well as advanced analytics. The Customer Management and Marketing tools focus on enhancing consumer retention and influencing consumer spending habits through the use of analysis of rich shopper data, which enable segmentation, and use of personalized and targeted promotional campaigns and sophisticated loyalty programs. Our store and sales channels systems are integrated with Retalix Customer Management and Marketing Suite, enabling fast and simple execution of promotions and loyalty programs at any other consumer touch point (such as self-checkout, self-scanning, mobile devices, customer kiosk, customer portal and so on). This holistic approach of connecting the Customer Management and Marketing Suite with the store and sales channels as well as with the merchandising suite, enables retailers’ marketing departments to devise and execute rich and flexible marketing programs and campaigns, including diverse mass promotions, targeted campaigns and loyalty programs on an enterprise level, that can be easily implemented at the store level and every customer touch point. Moreover, our integrated data analytics capabilities enable retailers to enhance customer experience and increase customer retention and spend, by analyzing customer transactions, gaining valuable customer insight and personalizing promotions for their loyalty program members.

Our demand-driven forecasting and replenishment solutions provide consistent demand data throughout the enterprise and the supply chain

Providing consistent demand data for each item throughout the enterprise, from store replenishment to distribution center forecasting and purchasing, is a key requirement driving reduced shrinkage and spoilage, reduced out-of-stock levels, and increased sales and supply chain efficiency. We believe that our investment in demand “science” (including our Multi-Echelon Demand Driven Replenishment application, based on advanced algorithms that interpret demand and optimize replenishment orders) and the integration of this science throughout our solutions, provide our customers and us with a competitive advantage.

We provide independent and small chain food retailers with access to sophisticated software solutions at an affordable price

Independent and small chain food retailers have many of the same needs and face many of the same challenges as do larger retailers, but lack the managerial, financial and technological capacity to implement the necessary systems to meet them. Our StoreNext business unit in the United States operates enterprise-level applications, such as electronic payments, sales analysis, product and price management,  and reporting, on a SaaS basis, meaning that the application is remotely hosted on our centralized servers or “cloud” technology, and are accessed by the retailers over the web or private data lines. Our Connected Services (described below) allow independent retailers and small chains, based on a subscription fee, to use applications that would otherwise be too expensive for them to procure and manage in-house. With access to these applications, smaller retailers can derive operating efficiencies that are similar to those enjoyed by their larger competitors and thus compete with them more effectively. In this regard, in January 2012 we also announced the availability of the Retalix 10 Store Suite on the cloud.

Our software solutions provide proven extensive and expert support for global multi-national operations of leading Tier 1 high volume, high complexity retailers

Our software solutions provide retailers with extensive support, world-class technology and proven expert multi-national software solutions, that enable support of multiple retail environments and formats, languages, currencies, fiscal and legal regulations across multiple countries. We enable global, multi-national retailers to consolidate and standardize IT solutions across multiple retail concepts, brands, and geographic regions, while enjoying the flexibility to use different hardware configurations and deployment options, and comply with local requirements and regulations. We believe that these capabilities provide us with a competitive advantage with leading global, multi-national retailers or with international retailers that are located in multi-lingual countries or that have stores near national borders. They prefer licensing one software solution from a single vendor for all their global estate, which, in addition to standardization, drives quicker time to market of business capabilities and lower overall maintenance costs.

Our Growth Strategy

We operate in a large market, and thus, over time, and while the market continues to transform and the competitive pressures are expected to increase, we believe we have ample room for growth. We strive to provide best in class software products and services targeted at high volume, high complexity, fast moving consumer goods retailers and distributors.

The principal elements of our strategy to achieve our growth objectives are as follows:

We continuously aim to enhance our position as a leading software provider in our space.

We have a track record of innovation in this industry.  For example, we believe we were the first company to decouple retail software from its associated hardware.  In addition, over the last five years we have introduced, among other products, loyalty, dynamic receipts, “native” self-checkout (again, we believe, being the first in the industry to decouple this software from hardware) and Retalix Purchasing (formerly known as Insync Purchasing).  In January 2011 at the National Retailers Federation annual conference, we introduced, our innovative Retalix 10 Store Suite. In January 2012, at the same show, we introduced a range of mobility offerings and announced the availability of the Retalix 10 Store Suite on the cloud.  We continue to invest in and drive our existing integrated suite of products.  A detailed explanation of our product suite can be found below under “Our Products”.

Enhance our global product led services offering

In 2010, we established the Retalix Global Delivery Group, and the Global SI Services group. The former provides implementation, customization and ongoing support of our products for our customers while the latter introduces a range of services such as automated testing, training, project management, business consulting, deployment and various types of customer support.

Our services (as opposed to those provided by general SIs) are and will be tightly linked to our own software products, leveraging our focused deep domain retail expertise, the fact the we know our products best, can provide a closed loop with our development teams and as such provide advantages in terms of time to market, cost of ownership, quality and service level agreements to our customers.

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

Today we are active in North America, Israel, Western Europe (Belgium, France, Italy, UK, Spain), Russia, Scandinavia, APAC (China, Japan, New Zealand, Australia) as well as numerous other countries we entered via the expansions of business with our global customers. We endeavor to penetrate or deepen our presence in additional geographies in both developed and selected, emerging economies around the world.

Continue to penetrate our target markets through the provision of SaaS

Leveraging our ability to support multiple enterprises from a single data center, we offer enterprise level applications on a SaaS basis including, for example, electronic payments, sales analysis, reporting and others. We expect this offering to expand over time to cover additional applications. We provide SaaS in return for a subscription fee. In the case of smaller retailers, SaaS enables these retailers to enjoy many of the benefits of enterprise and back-office applications that were originally designed for larger retailers, without the need to make a significant upfront investment in the systems and personnel required to run these applications in-house. In line with our strategy, we acquired MTXEPS in July 2011.

Continue broadening market penetration through strategic acquisitions

In July 2011, we acquired MTXEPS, a leading provider of innovative, secure, end-to-end electronic payment software solutions for retailers, delivered via SaaS and in-store models. MTXEPS was, prior to its acquisition by us, a privately held, US-based, growing and profitable company with solutions deployed directly, or through partner channels (including us), in over 20,000 stores in North America. This acquisition is aimed at enhancing our market leadership in offering retailers comprehensive, advanced payments solutions across all customer touch points and sales channels, and enhancing our SaaS offering (which is one of our growth engines).

We continue to evaluate opportunities to acquire complementary businesses and technologies in order to improve service to our customers, complement our product offerings, increase our market share, advance our technology, expand our distribution capabilities and penetrate new targeted markets.

Our Products

We offer a broad portfolio of comprehensive, proven software solutions in the areas of Store & Sales Channels, Customer Management and Marketing, Merchandising and Enterprise–level Chain Management, and Supply Chain Execution/Logistics. Our solutions are addressing a spectrum of high volume, high complexity, and leading FMCG retailers worldwide –ranging from large multi-national supermarkets and major convenience store chains, to major fuel retailers, through regional grocers and convenience operators, to local independent grocers, general merchandise/mass merchandise retailers, health and beauty and drugstore retailers and department store retailers as well as wholesalers and distributors. Our products help our customers manage and optimize their operations, differentiate their brand and build their customer loyalty, while providing them with the flexibility and scalability to support ongoing business transformation and growth. Our comprehensive product portfolio is composed of several suites of software products:

The Store and Sales Channels Suite

A suite of extensive, robust, and innovative software solutions that provide retailers with the capability to seamlessly operate and support a wide array of sales channels and customer touch-points.  Many of these touch points are in-store but also span sales channels, such as mobile commerce and e-commerce, and include applications such as: retail Point of Sale (POS)/checkout, self-checkout, self-scanning, customer kiosk, customer scale, mobile POS, consumer-operated mobile apps, e-commerce services and more.  This suite also includes applications for store operations management, cash and employee management, as well as store level inventory management and replenishment (including dry stock and wet stock).

Our Store and Sales Channels Suite consists of our well known and widely installed “classic” in-store products, such as StoreLine, for the grocery, general merchandise and health & beauty retail segments; and StorePoint for the convenience, fuel retail and Quick Service Restaurant (QSR) market segments, both supporting a wide range of store applications.  Our next generation store and sales channels solution and platform - the Retalix 10 Store Suite - was launched publicly in January 2011, and is designed for grocery, convenience, fuel, general merchandise, health and beauty and department store retailers.  The Retalix 10 Store Suite, whose earlier versions are already working with leading retailers and in process of deployment with other leading global retailers, such as Tesco, is innovative in its architecture and functionality, and drives a superior and unified shopping experience and increased customer retention and spend, while enabling reduced TCO, and quick time to market of new business capabilities (as provided in more detail below).

In terms of contribution of our various software solutions to our historical revenues, we have derived the substantial majority of our product sales from the sale of our Store and Sales Channels solutions.

Retalix 10 Store Suite

The Retalix 10 Store Suite offers advanced software applications and a unique architecture that seamlessly combines major customer-centric retail functions – customer touch points, store management, targeted promotions and loyalty – into a unified solution, while enabling quicker delivery of new business capabilities, time to market, or TTM, and reducing TCO.  The Retalix 10 applications provide extensive retail functionality leveraging Retalix’s 30 years of retail know-how and expertise ranging from easy to use, sophisticated sales customer touch points, stationary or mobile, through extensive store and cash management and inventory management applications. It enables personalization and targeted promotions to be delivered through seamless integration with the Retalix Customer Marketing and Management Suite.

The Retalix 10 Store Suite unifies the management and deployment of in-store system, online storefronts and mobile commerce opportunities, and provides a seamless customer experience across multiple touch points and channels, including POS, self-checkout, self-scanning, customer kiosks, customer scales, fuel, online storefronts and a variety of mobile applications for staff in-store operations or consumer-operated shopping, using devices such as smart phones and tablet computers.

Retalix 10’s unique architecture enables high volume, high complexity retailers to break away from systems requiring integration of disparate ‘silos’ into a unified  platform for upmost flexibility, accelerated time-to-market, reduced TCO and enhanced central management capabilities. Retalix 10 features agile development methodologies and easy extensibility, as well as advanced capabilities of flexible deployment alternatives—thin, thick and hybrid - either in the same store or between stores, with servers in the store or at the center. Starting January 2012, Retalix 10 Store Suite is offered as a service from the cloud. With this new service, Retalix continues to be at the forefront of retail trends, providing retailers with innovative solutions combining outstanding retail expertise with cutting-edge technology. Retalix thus provides retailers with the flexibility to deploy the Retalix 10 Store Suite, as a service-on-demand from the cloud, with an option for a subscription payment model. This enables retailers to vary deployment strategies across their brands, formats and geographies with benefits such as simplified management of operations and IT infrastructure, reduced capital expenditures and accelerated time-to-market. Additionally, Retalix 10 is compatible with all retail hardware platforms and a variety of legacy and third-party systems, and provides retailers with the flexibility needed to protect previous IT investments while minimizing the cost of future changes and add-ons.

Retalix 10 Store Suite also enables innovation through seamless integration between the in-store channel and the e-commerce and mobile commerce channels, running with the same core business processes and unified data and enabling enhanced customer retention and spending through the unification of the data, processes and shopper loyalty handling across channels and touch points.

Several leading international retailers have already selected Retalix 10 Store Suite, or are already in process of working with Retalix 10 Store Suite, including  Tesco Plc. (operates globally, headquartered in the UK),  Shufersal supermarkets (Israel), Printemps department store (France), Target Canada Corporation and an additional leading Tier 0 retailer.

Retalix Mobile Solutions

Retalix offers a comprehensive, innovative set of mobile solutions for retailers that focus on enhancing the shopper engagement and spending, increasing staff effectiveness and productivity, improving customer service and providing a superior overall shopping experience. Our Mobile offering spans applications of mobile marketing, mobile commerce and mobile operations, which are integrated with the Store & Sales channels, Customer Management & Marketing and Merchandising suites, providing a unified user experience across all touch points and channels, with unified data, prices, promotions and business processes.

Mobile Shopper is a set of retailer-branded, smartphone-based applications that retailers can offer to their shoppers to enhance the shopping experience and increase their engagement with their brand. The shoppers can use their personal smartphone to manage their shopping inside and outside the store at any time, to find store locations, manage shopping lists, access product information and pricing, view special offers, access their loyalty status online, scan items, perform payments and more. A unique benefit of the Mobile Shopper is its ability to serve as a store touch-point, completely integrated with the specific store platform and database.

Mobile Operations applications refer to the retailer staff associates at the stores, for whom we offer applications such as Mobile Store Manager and Mobile Inventory Manager (previously known as RPO – Retalix Pocket Office). This includes applications such as price check, remote manager approval,  ordering, receiving and stock counting, cashier management and various dashboards/reports that can be operated on smart phones or ruggedized retail handheld devices.  Another new staff application is Mobile POS – which gives store staff access to comprehensive POS functionality on the go (including receiving payments), allowing them to serve customers from anywhere in the store to help shorten queues, support sidewalk sales and answer in-aisle queries.

We view mobile solutions as one of the most significant trends in retail technology at this time, an important offering for retailers.

Retalix StoreLine

Retalix StoreLine is a fully integrated, modular, open architecture POS solution for multiple format supermarket and grocery chains, as well as other high-volume, high-complexity fast moving consumer goods retailers. Specifically designed to cater to the high-tier chains that frequently add new formats and additional related services, Retalix StoreLine provides retailers with a comprehensive set of retail operational and management capabilities. StoreLine also offers interfaces to enterprise level systems and to third-party applications as well as to payment service providers. Retalix StoreLine supports additional integrated modules for multiple in-store retail formats, such as: Retalix StoreLine QSR –for in-store quick service restaurants; Retalix Fuel - for supermarkets with adjacent fuel forecourt and RFS (described below); and additional customer touch points such as self checkout; customer scale; customer-service kiosk, and self scanning.  In addition, Retalix StoreLine also provides the option of front-office functionality, such as cash and supplier and employee management. Running on the Microsoft Windows operating system, Retalix StoreLine’s client server architecture is hardware neutral, supporting a variety of open and proprietary hardware devices, such as full-screen customer displays, color touch screens, scanners and checkout and scales, as well as standard retail hardware supplied by leading vendors. StoreLine is multi-lingual and supports multi-currency/tax for global deployments. It is well known for its resilience and robustness.

We also provide “lighter” (smaller, prepackaged) versions of Retalix StoreLine software solutions which include ISS45, which is sold and supported by StoreNext USA and Retalix Next, which is distributed by Retalix Israel to independent grocery retailers in Israel.

Retalix Storeline also tightly integrates with our Customer Management and Marketing suite (see below) and select merchandising solutions such as Retalix HQ and Demand-Driven Replenishment (see below).

Retalix provides a well-defined set of migration strategies for retailers who wish to migrate from Storeline (or any other third party POS solution in place) to Retalix 10, which offer retailers significant flexibility and quick time to value: Retailers can deploy any single or several Retalix 10 touch points without having to replace their incumbent POS system – and run the combined integrated side-by-side solution. This enables the retailers to protect their existing IT investments, while being able to introduce significant modernization to their business very early on. Retailers can thus limit risks and costs involved in system evolution with this step-by-step approach.

Retalix StorePoint

Retalix StorePoint is a fully integrated, modular open architecture solution set for the multi-format convenience store and fuel retail segments. By using StorePoint, convenience stores and fuel retailers can use one integrated solution for retail sales (convenience store), fuel sales and food service (QSR) sales. In addition, StorePoint also provides extensive front office and back-office functionality, such as ordering and receiving, inventory management, petroleum inventory (“wet-stock”) management, cash and employee management, as well as specialized functionality for the food service environment, such as menu, recipe and waste management. StorePoint interfaces with various head office systems, allowing central management and decision control for the entire enterprise, and is tightly integrated with Retalix HQC for item/price/assortment/store management and sales reporting. It is also tightly integrated with our Customer Marketing and Management suite and merchandising solutions such as Demand-Driven Replenishment for optimized inventory management and reduced out-of-stocks. Operating on a Windows platform, StorePoint is a pre-integrated, modular solution that allows for easy and cost-effective on-site installation. StorePoint is hardware neutral, supporting a variety of open and proprietary hardware devices, as well as industry-standard forecourt servers. StorePoint is multi-lingual and supports multi-currency/tax for global deployments. It is known for its resilience and robustness and its ability to provide comprehensive functionality for its target sector.

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

The Customer Management and Marketing Suite

This is a customer-centric suite of applications (previously known as Retalix Loyalty and promotions) that focuses on increasing consumer retention and influencing consumer shopping patterns, through the use of segmentation-based promotions and other loyalty marketing programs across the retail enterprise, and across multiple shopping channels and touch-points.

Our extensive Customer Management and Marketing suite includes enterprise level applications for management of customer data, loyalty programs, promotion and coupons management, as well as campaign management. In addition, the Customer Management and Marketing suite offers in-store systems that provide functionality for executing promotional and loyalty programs either at the checkout lane or at other touch points (such as at the self-checkout and self-scanning).

These applications enable retail marketers to devise a rich variety of chain-wide level marketing campaigns, loyalty and promotional programs that can easily be implemented at any channel such as store, e-commerce, mobile, as well as at any relevant customer touch point.

Seamless integration with our Store & Sales Channels and Merchandising suites provides valuable access to customer, transaction, and item data.  The aggregated data is analyzed by the Customer Management and Marketing analytics module, shopping patterns and preferences are defined and fine-granulated customer insights are generated – all to be “fed” into the Customer Management and Marketing applications. Extensive applications such as Loyalty Management, Campaign Management, Promotions Management, Coupon Manager, Customer Management and Targeted Marketing enable retail marketers to devise a rich variety of chain-wide level marketing campaigns, loyalty and promotional programs that can be easily implemented at any channel level, such as the store, e-commerce, mobile, as well as at every relevant customer touch point.

The Customer Management and Marketing suite drives the benefits of enhanced customer experience, increased customer engagement, retention spending– all leading to increased sales and a stronger retailer brand loyalty.

It includes several principal modules, as follows:

Customer Management – A powerful foundation enabling acquisition and aggregation of customer data from multiple online and offline sources, as well as data cleansing, standardization and change detection. Data includes, among other, customer demographic details, their preferences and shopping history.

Loyalty Management – A combination of two advanced tools:

1.	Segmentation – tools and rules enabling definition, management and automated maintenance of customer segments, as per demographic and actionable transaction data; and
2.	Accounts - automated and on-demand, business logic-based aggregation of any measurable customer data – including points, savings, store visits, spend and more.

Promotions Management –Integrates with any loyalty, item catalog or store system, then combines all relevant customer attributes – tiers, segments, meters and others – with business logic and marketing scenarios to enable generation of diverse and highly effective promotions. A vast range of promotions can be set up, including single item, single condition, multi condition, ticket total, and more. Promotions include the ability to handle conflicts between promotions offering rewards based on the same item.  An extensive selection of reward types is available for the members, such as discounted price, free items, member points and coupons.  This module also includes the capability to analyze the effectiveness of the campaigns.

Coupon Manager – A module that enables the retailer to define coupons that are issued by the retailer or externally (booklets, vendor coupons, newspaper coupons). Leveraging sophisticated barcode programming and document editing, the retailer is able to set up the coupon with a barcode, a marketing message and image, and then link it to a redeeming promotion. The coupon will be recognized and activated by Retalix Promotion Engine at the POS or any other customer touch-point.

Targeted Marketing – Provides a single point of management for development and delivery of promotions and coupons to carefully segmented shoppers. Leverages customer loyalty data and intelligence to accurately design, tailor and deliver the right campaign to the right customer at any given time, then analyzes campaign results to gain valuable insight as a means of improving future customer engagements. This module uses template editors to dynamically design messaging including product promotions and loyalty content, to be communicated through a variety of channels, such as email, SMS, coupons etc.

Promotions Engine (PE) - The very heart of Retalix’s Customer Management & Marketing suite, which transforms granular knowledge about customers into actionable promotion data, and leverages advanced algorithms to assure effective execution of all promotional initiatives.  A real time in-store component that supports multiple POSs and touch points and provides promotions execution on demand, the PE communicates with the central Customer Management & Marketing software, typically located on the central servers, in order to validate loyalty member cardholders and to obtain customer loyalty information required for the real time personalized reward calculation, at any store and at any touch point.

Customer Portal - Web-based application for shoppers and loyalty club members.  It enables retailers to advertise loyalty programs, offers, promotions, newsletters etc. shoppers can use it to update loyalty member personal details and preferences as well as to view their loyalty status (points, tier, visits, savings etc).  The Portal is also another channel enabling retailers to provide shoppers with a wide coupon offering, with the ability to select and to add to their electronic wallet to be conveniently redeemed later at the store POS.

Retalix Analytics - A reporting solution based on a set of powerful, web-based components, enabling fast high-performance analysis of shared multidimensional information on a variety of Key Performance Indicators, or KPIs.

The Merchandising and Central Management Suite

We provide a suite of comprehensive, modular software solutions which focuses around assortment, merchandise and inventory management for the retail chain or the retail store.  This suite spans a wide set of processes - from analyzing and forecasting the demand, to item purchasing management, and through management of the right assortment to the right stores, including items, pricing and promotions, as well as orders, inventory and replenishment management.

The Merchandising Suite is integrated with our Store and Sales Channel solutions as well as with our Customer Management and Marketing suite, and our Supply Chain Management and Logistics suite, and includes the following solutions:

Item, Assortment, Price and Promotions Management

Extensive functionality of centrally setting and managing the retail chain item catalog, pricebook and assortment – “which items are sold in which prices, and at which stores they are available”. This module includes extensive maintenance of the retailer Master Data Management (MDM) of items, suppliers, store hierarchy etc., as well as distribution mechanisms of this data across the chain.

•
Promotions Management – a flexible tool for constructing a wide variety of item promotions across the chain, including data management, multiple promotion conflict resolution, mass coupons etc., integrating with powerful online implementation capabilities at the various store touch points and other sales channels.

Inventory Management & Demand-Driven Replenishment Solutions:

•
Retalix 10 Inventory Management centrally links demand analytics, replenishment and order planning to give retailers continuous, real-time visibility of both operational inventory and financial value across all store and headquarters locations. The solution is used to manage all aspects of a store's inventory activities within the stores, or on an enterprise level through Web-based interface or online mobile/handheld devices. This solution includes transactions such as: stock count, order generation and review, receiving, returns, transfers between stores, adjustments and more. Also included are abilities to calculate perpetual (“theoretical”) inventory, provide financial inventory valuation, and generate extensive reports. Retalix 10 Inventory Management is part of the Retalix 10 Store Suite, is based on its innovative architecture, and is available in both “thin” (centrally based) or “thick” (installed at the store) deployment options.

•
Retalix Store, a store back-office application, is used in North America by Tier 2 and Tier 3 retailers. It has price management and competitive pricing features, Direct Store Delivery (DSD) management (receiving from suppliers) and reconciliation, inventory management and POS connectivity to most existing POS systems.

•
Demand-Driven Replenishment (formerly known as Retalix DAX) is a demand forecasting and store replenishment solution, designed specifically for food and fast-moving consumer goods retailers, to optimize inventory management and positions, reduce out-of-stocks, decrease losses from spoilage or damaged goods, and streamline the order process. In addition, Demand Driven Replenishment (DDR) provides a long term store order forecast which is used as input in upstream ordering processes at the distribution centers enabling multi-echelon optimized replenishment, encompassing both distribution centers and stores.

Procurement and Supplier Management Solutions:

•
Retalix Purchasing Management (formerly “InSync”) - a centralized procurement solution for retailers and wholesalers that handles “just-in-time” turns, promotions, forward buys and purchase orders between retailers/wholesales and suppliers. The solution allows our customers to view and manage transactions, costing, movement and forecasting data and to make immediate decisions for inventory and margin optimization. Functionality includes online continuous replenishment, inventory tracking and evaluation, recommended ordering, multiple product sourcing, and forecasting.

•
Order Management & Billing (OMB) is an enterprise-wide system for streamlining store/warehouse orders - spanning from order entry (manual or automated) and warehouse integration, through configurable costing and invoice processing back to the store.  OMB is integrated with Retalix Purchasing Management and Warehouse Management applications.

•
Invoice Reconciliation is a fully automated invoice reconciliation system that integrates a retailer’s accounts payable function with purchasing and receiving, allowing confirmation of invoices in advance of payments to suppliers, through the use of electronic data interchange (EDI) and electronic funds transfer (EFT) technology.

  HQ- General Chain Management Solutions

•
Retalix HQ is a retail headquarters system used by Tier 1 through Tier 3 retailers. It has powerful price generation and competitive pricing features, DSD management and reconciliation and POS connectivity to most existing POS systems. Retalix HQ is a client-server solution, and conforms to multiple database types.

•
Retalix HQ for Convenience Stores and Fuel retailers (HQC) is a Microsoft .NET web-based application that provides large and mid-size convenience store/fuel chains with a comprehensive, modular solution addressing their retail headquarters needs, including item, price and promotions management, store hierarchy and POS keyboards management, store sales journal and audit, inventory document management and alert capabilities and reporting and analysis. HQC is tightly integrated with StorePoint allowing for fully synchronized information flow between the head-office and the stores.

Supply Chain Management and Logistics Suite

Retalix offers a suite of supply chain management and logistics software solutions that provide retailers and distributors a range of applications designed to optimize and manage the flow of goods through complex supply chain networks: from suppliers -- to multi-facility warehouses and distribution centers --  to retail chains. The Retalix software offerings include warehouse management solutions (WMS), transportation management solutions (TMS) and a fully integrated enterprise management application (ERP – Retalix Power Enterprise).

Retalix Warehouse Management (WMS)

 Retalix WMS enables companies to manage complex warehouse facility operations efficiently, increase warehouse service levels and reduce operating expenses.   Retalix WMS utilizes barcode scanning and wireless RF technologies to reduce errors in receiving, picking and packing, shipping and returns. Voice technology enables further automation of the warehouse for Retalix WMS users with hands-free picking devices. WMS also includes optimal storage management, order fulfillment, product replenishment notification, labor forecasting, task management and advanced real-time inventory control.

Retalix Transportation Management Solutions (TMS)

Retalix TMS solutions include Transportation Optimization, Dock Scheduling and Yard Management.   These solutions enable distributors and retailers to integrate and manage every aspect of the transportation process to increase profits, while reducing errors and expenses.  Transportation Optimization optimizes inbound and outbound warehouse shipments, reduces transactions and lowers related costs. Dock Scheduling and Yard Management solutions provide centralized scheduling tools to sync with distribution and warehouse schedules to reduce manual process and dramatically improve dock and yard productivity.

Retalix Power Enterprise

Retalix Power Enterprise is a fully integrated ERP application that provides food service distributors and retailers a complete solution to manage and run their business.  The wide breadth of modules in Retalix Power Enterprise fall into key business needs: Financials (Accounts Payables, Accounts Receivables, General Ledger) Inventory Management, WMS, Supply Chain, Customer Relationship Management (CRM), Business Intelligence (BI) and e-business.  Collectively these modules allow for a seamless flow of information eliminating time-consuming processes, while optimizing inventory levels and warehouse flows, improving cash flows and providing real-time operational reports and views.   Retalix Power Enterprise is tightly integrated with a variety of Retalix solutions including WMS, TMS, Power Mobile and Retalix Purchasing.

Retalix Power Mobile Solutions

               Our Logistics suite includes tools which automate routine tasks, eliminate paper and improve communication by providing real time data between drivers and central office employees supporting ERP and WMS applications.   Retalix Power Sell and Sales Force Automation (SFA) solutions enable salespeople to enter orders remotely and access key customer information through laptops and PDAs. Power Delivery is a proof of delivery tool that confirms orders, accepts and processes returns. Power Vending automates the management of vending machines. These mobile solutions are integrated with Retalix WMS, TMS and Power Enterprise Solutions, and help integrate sales and delivery operations outside the warehouse.

SaaS (Software-As-A-Service) and Cloud

Since 2002, we have been offering enterprise level and store level applications, such as electronic payments, sales analysis, product and price management, demand driven replenishment, loyalty management, reporting, BI, mainly, at the time, to small and medium size (Tier 3 and Tier 4) retailers through a SaaS delivery mechanism. Retalix offers these services with an option of subscription-based services, also known as “pay-as-you-go”.

In the last couple of years, we have been seeing accelerated adoption of high-tier retailers replacing on-premise solutions with SaaS solutions, and we now offer our SaaS solutions to all tier retailers.

We have been expanding our SaaS offering. In July 2011, we acquired MTXEPS, a leading provider of innovative, secure, end-to-end electronic payment software solutions for retailers, delivered via SaaS and in-store models, an acquisition aimed at enhancing our market leadership in offering retailers comprehensive, advanced solutions across all customer touch points and sales channels, and enhancing our SaaS offering. In addition, in early 2012, we launched the Retalix 10 Store Suite as a new Service-On-Demand from the cloud. Our Mobile applications also make extensive use of the cloud.

Our SaaS offering enables retailers of all sizes to simplify their IT infrastructure and operations, reduce maintenance, IT resources and capital expenditure, and enjoy the benefits of per-demand scalability and elasticity, as well as accelerated time-to-market. Additionally, smaller retailers can thus afford access to enterprise applications that have been only accessible to large retailers.

StoreNext Solutions

Our StoreNext solutions are tailored to smaller regional grocery and convenience store chains and independent operators.  The StoreNext solution offering set for the Tier 3 and Tier 4 grocery market includes feature rich, robust traditional in-store solutions such as our ISS45 and ScanMaster packaged POS software, both being Windows-based open platform software systems designed for the independent and regional chain grocery sectors in the United States, with configurable functions enabling selection of only the subset of capabilities needed. In the convenience store vertical market, StoreNext offers the Retalix StorePoint system, again tailored and packaged for smaller operators. StoreNext also provides a variety of management and enterprise level applications, such as reporting, electronic payments, sales analysis, product and price management, demand forecasting and store replenishment on a SaaS basis and accessible over the Web or private data lines. StoreNext supplements these offerings with best-of-breed POS and server hardware and peripherals, as well as ancillary solutions, such as self-checkout and loss prevention. StoreNext sells and supports its customers primarily through its reseller channels, covering the United States, Canada and the Caribbean, enabling a wide net of sales and support capabilities. This set of specialized solutions, support and channels enables Retalix to efficiently reach and sell to smaller retailers.

StoreNext Israel offers collaborative solutions that provide retailers, suppliers and other trading partners, with the ability to exchange data and collaborate electronically in order to achieve greater efficiencies throughout the supply chain. Having established this community and facilitating its interaction, StoreNext provides suppliers with aggregated retailer data, as well as aggregated market share and other such information.

Our Product Led Services

Retalix Global Services comprise of two main units:

•
Delivery services provide configuration and customization services of our products to our customers. These services include solution design and implementation of our products from the initial project phases all the way to going live at our customer’s site. We also provide product customization and configuration services, to assure maximum adaptation to our customer business processes and maximum accommodation of their business logic. Our delivery services enable retailers to enhance their current information systems and to manage upgrades and conversions. We provide custom application development work for customers billed on a project or time and material basis. We monitor our customization projects on a regular basis to determine whether any customized requirements should become part of our product offerings. For example, we have incorporated many changes requested by our tier 1 retail food customers into our POS product offerings.

•
SI Services, which are structured around six main services practices covering all project life cycle – from business consulting and project initiation, through testing, training, rollout and ongoing support:

•	SI Testing;
•	Training and Documentation;
•	Support Services;
•	Deployment Services;
•	Program Management; and
•	Business Consultancy.

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

Principal Markets and Customers

The following table provides a breakdown by geographical market of our revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2009		2010		2011

Israel	$21,284	11.1%	$24,621	11.9%	$25,688	10.9%
United States	$112,739	58.6%	$110,724	53.4%	$123,606	52.4%
International*	$58,370	30.3%	$72,029	34.7%	$86,746	36.7%

Total	$192,393	100%	$207,374	100%	$236,040	100%
* The International geographical market includes revenues from customers in Europe	$39,296	20.4%	$41,341	19.9%	$50,888	21.5%

See "Operating Results—Comparison of 2009, 2010 and 2011" under Item 5.A of this annual report for a breakdown of our revenues by category of activity.

The following list is a representative sample of companies that purchased an aggregate of at least $200,000 of our products and services in 2010 and 2011 combined.

Grocery	Convenience Stores and Fuel Retailers	Distributors

A.S. Watson (Europe, Asia)
Big Y (US)
Carrefour (Europe)
Blue Square (Israel)
Costco (US)
Dairy Farm (Hong Kong)
Delhaize (Europe)
Hannaford Bros. (US)
Hy-Vee (US)
Intermarche (Europe)
Morrisons (UK)
Overwaitea (Canada)
Sainsbury's (UK)
The Southern Co-Op (UK)
SaveMart (US)
Shoprite Checkers (South Africa)
Shuphersal (Israel)
Supermarketen B.V.  (Netherlands)
SuperValu Inc (US)
Tesco (Global)
Wincor Belgium
Woolworths (Australia, South Africa)
Zen Nihon (Japan)
Coles (Australia)
Foodstuffs (Australia)
Autogrill (Italy)
	BP (Global) Casey's General Stores Inc. (US) Delek (Israel) Husky Oil (Canada) IKEA (Global) Love's (US) Paz (Israel) PetroChina (China) Pilot Corporation (US) Sasol Oil (South Africa) The Pantry (US)	Food Services of America (US) Metcash (Australia) Odom Corp. (US) MassDiscounters (South Africa) Euro Car Parts (UK) Coca Cola Bottlers (Puerto Rico)

Sales and Marketing

We market and sell our products and services through direct sales, distributors and local business partners.

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

Direct Sales

Our direct sales force, consisting of experienced account executives, account managers, technical pre-sales engineers and sales personnel in the field, are located in the United States, Europe, Asia, Australia, South Africa and Israel. Our sales force sells our products and services directly to general merchants, supermarkets, convenience stores, fuel and general merchandise retailers and distributors as well as other FMCG retailers within these regions and also relies on trade shows, promotions and referrals to obtain new customers.

Marketing Alliances

We participate, from time to time, in marketing programs and other forms of cooperation with several companies, including Microsoft, HP, IBM and others.

We work closely and have a partner relationship with Microsoft, where we are considered a Strategic Global independent software vendor, or ISV. We cooperate on both in technological and marketing aspects.

We also cooperate with HP in both technological and marketing aspects.

In 2001, we joined IBM Corporation’s ISV, business partner program designed to promote marketing partnerships between independent software vendors and IBM. We work with IBM on several large accounts, as well as in our StoreNext business in the United States. We are included on IBM’s ISV partner list.

We may also explore additional such relationships with other major players in the future.

Partner Sales

We have or periodically put in place distribution agreements for the sale of some of our products and services with partners in various places around the globe including Australia, Bermuda, Canada, Chile, China, Finland, Greece, the Balkans, Japan, Mexico, New Zealand, Norway, the Philippines, Russia, South Africa, Switzerland, the United Kingdom, the United States and Venezuela. Some of these partners operate regionally in countries in addition to the country in which they are headquartered.

We believe that qualified partners can be an effective sales channel for our products and services in their respective markets sometimes assisting us to overcome language and cultural barriers. We intend to continue to recruit partners and distributors in countries where we have identified sufficient sales potential and a suitable market profile.

Competition

The competition in the market for software solutions and services supporting our customers remains strong but largely constant versus the last few years. Our principal competition in the supermarket and grocery market for in-store solutions has traditionally come from integrated IT vendors such as IBM, NCR and Wincor-Nixdorf (which usually provide their software integrated with their hardware), as well as local or regional software providers. On the enterprise level, our principal competitors are Oracle and SAP, as well as in-house developed solutions. We also experience competition from both independent retail industry focused software vendors such as JDA and Aldata. In addition, we anticipate future competition from new market entrants that develop retail food software solutions. In the convenience store and fuel market, our competition includes Radiant Systems (now part of NCR), Pinnacle Systems, Gilbarco, VeriFone and Wincor-Nixdorf. In the supply chain management markets, our competition includes Manhattan Associates, Oracle, Red Prairie and SAP, as well as companies such as AFS Technologies Inc., Vermont Information Processors and Vormittag Associates Inc. Some competitors, such as Wincor-Nixdorf and IBM, are also our marketing partners in several market sectors or locations.

The market for retail software systems is highly competitive and subject to rapidly changing technology. We believe that the primary competitive factors impacting our business are as follows:

•	retail and business know-how and expertise;

•	breadth and innovation of product offerings;

•	advanced product architecture which enables retailers to cater to their customers seamlessly and efficiently across a multitude of existing and emerging touch points;

•	product led services business model;

•	interoperability of solutions and solution components;

•	suitability for multi-national, multi-concept retailers;

•	proven track record in the high volume, high complexity segments within which we compete;

•	established reputation with key customers;

•	products that balance feature/performance requirements with cost effectiveness;

•	scope and responsiveness of professional services and technical support;

•	compatibility with emerging industry standards;

•	ease of upgrading and ease of use; and

•	timeliness of new product introductions.

Suppliers

We sell software and hardware manufactured by third parties to some of our customers, such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, equipment used in warehouses, etc. We buy these hardware components from various suppliers including HP, DataLogic, Fujitsu, IBM, LXE, Motorola and Vocollect.

C. Organizational Structure

We have the following subsidiaries and related companies:

Subsidiary	Country of Residence	Proportion of voting power held (%)	Proportion of ownership interest held (%)

Retalix Holdings Inc.	United States	100	100
Retalix USA Inc.(1)	United States	100	100
Retail Control Systems Inc. (1)	United States	100	100
StoreNext Retail Technology LLC (1)	United States	100	100
MTXEPSLLC (1)	United States	100	100
PalmPoint Ltd.	Israel	100	100
Tamar Industries M. R. Electronic (1985) Ltd. (2)	Israel	100	100
StoreAlliance.com Ltd. (3)	Israel	51	51
StoreNext Ltd. (4)	Israel	51	51
TradaNet Electronic Commerce Services Ltd. (4)	Israel	51	51
DemandX Ltd. (4)	Israel	51	51
P.O.S. (Restaurant Solutions) Ltd.	Israel	100	100
Retalix Israel (2009) Ltd. (5)	Israel	100	100
Kohav Orion Advertising and Information Ltd.	Israel	100	100
Retalix (UK) Limited	United Kingdom	100	100
Retalix Italia S.p.A	Italy	100	100
Retalix France SARL	France	100	100
Retalix Australia PTY Ltd.	Australia	100	100
Retalix Japan Ltd.	Japan	100	100
Retalix Technology (Beijing) Co., Ltd.	China	100	100
_____________________

(1)	Held through our wholly-owned subsidiary, Retalix Holdings Inc.
(2)	Holds 26.8% of the issued share capital of StoreAlliance.Com, Ltd. and 100% of the issued share capital of Retalix Israel (2009).
(3)	Including holdings through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd.
(4)	Wholly owned by our subsidiary, StoreAlliance.com Ltd.
(5)	Held through our wholly-owned subsidiary, Tamar Industries M. R. Electronic (1985) Ltd. (formerly named Net Point Ltd.)

StoreAlliance.com Ltd. is a Retalix subsidiary in which as of December 31, 2011 we held approximately 50.5% interest directly and through one of our wholly owned subsidiaries. In addition there are three other Israeli shareholders in StoreAlliance.com Ltd.: Discount Investment Corporation Ltd.; Isracard, a subsidiary of Bank Hapoalim, one of Israel’s largest banks; and the Central Bottling Company Ltd. (Coca Cola Israel). In addition, approximately 270,000, or the Subsidiary Plan, and 36,000, or the Subsidiary 2004 Plan, ordinary shares of  StoreAlliance.com Ltd., or approximately 7.7% and 1%, respectively, of its issued and outstanding share capital, were reserved for issuance upon the exercise of options granted to our StoreAlliance.com Ltd. employees.  As of December 31, 2011, 65,000 options under the Subsidiary Plan were exercised, 27,033 options under the Subsidiary 2004 Plan were outstanding and all unexercised options were forfeited.  An additional 90,000 ordinary shares of StoreAlliance.com Ltd., or approximately 2.3% of its issued and outstanding share capital, are reserved for issuance upon the exercise of options granted to employees of Coca Cola Israel.

D. Property, Plants and Equipment

Our Israeli corporate headquarters are located in Ra’anana, Israel, where we occupy approximately 9,600 square meters of office space, of which approximately 6,500 square meters represent ownership rights under a long-term lease from the Israel Lands Administration, and approximately 3,100 square meters are leased from other third parties for shorter terms.

In addition to our corporate headquarters in Ra’anana, Israel, we currently lease approximately 50,400 square feet of office space in Plano, Texas that serves as our U.S. headquarters. We also lease offices in Arizona, Kansas, Michigan, Nebraska, Ohio, Oklahoma, Pennsylvania and Texas, as well as in Stevenage, England, Bollengo, Italy, Paris, France, Sydney, Australia, Tokyo, Japan, China (Beijing) and Petah-Tikva, Israel. We believe our facilities are adequate for our current and planned operations.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes to those financial statements included elsewhere in this annual report.

A. Operating Results

Overview

We generate revenues from the sale of licenses and maintenance for our software, SaaS, services (both delivery and SI as described above), and the sale of complementary third party software and computer hardware equipment as well as its related third party maintenance (such as point of sale and other store-level computer hardware, mobile computer terminals, scanning equipment, printers, etc.) mainly to lower tier customers.

In 2011, we executed on the strategy formulated and articulated the previous year. We believe that the strategy is sound. All of the major growth engines that we defined, Retalix 10 Store Suite (which was announced in January 2011); value-added services leveraging our products and retail expertise; new adjacent markets arising from both new geographies and the blurring of the retail segments; and building on our efforts in providing SaaS, contributed to our growth in 2011 and continue to be the foundations for our business looking forward. This contribution came across most territories and business units.

The investments in the above growth engines, as well as other infrastructure, were made and continue to be made, in parallel to our growing revenues and profitability, successfully delivering customer projects and signing new customers.

On a more tactical level, we continue to enhance our sales pipeline and execution of our strategy, by undertaking a combination of the following factors:

•	a focus on our growth engines;
•	the enhancement of our customer facing and sales teams;
•	structured and continuously improved sales process;
•	a unique and broader offering to the market via the addition of our new services offering; and
•	the large total addressable market available to Retalix attained by virtue of our new products and services and the blurring of the retail segments.

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

Allocation of expenses

We make estimates and judgments to classify certain expenses to various expense line items in our statement of income.  Whether we classify a particular expense as a cost of revenues or as an operating expense affects the amount of our gross profit but does not affect our operating income.  Using our time reporting data, which reflects the type and quantity of work performed by our employees in our various business activities, we classify our expenses applying certain guidelines and principles as follows:  first, we classify all billable customer work as cost of revenues; second, we classify all research and development work related to our product enhancement activities as research and development expenses.  Finally, we classify expenses as sales and marketing or as general and administrative specifically based on their nature. Certain overhead costs are attributed to the various expense line items based on the portion of each cost group's employees in the time reporting data.

Revenue recognition

Our revenue recognition policy is critical because our revenue is a key component of our results of operations. We derive our revenues from the licensing of integrated software products. To some extent we also derive revenues from the sale of complementary third party software and hardware equipment as well as its related third party maintenance. We derive the majority of our revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers, system integration services, SaaS as well as on-line application, information and messaging services, mostly associated with products sold by us and which we classify as revenues from services.

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

Revenues from sales of software license agreements are recognized when all of the criteria in ASC 985-605, “Software Revenue Recognition”, are met. Revenues from products and license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-type and production-type contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” and when collectability is probable. Upon delivery, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance is provided. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2011, no such estimated losses were identified.

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

Certain of the Company’s multiple element arrangements include hardware that functions together with software to provide the essential functionality of the product. Accordingly, such arrangements entered into or materially modified on or after January 1, 2011 are no longer accounted for in accordance with the FASB’s software revenue guidance rather they are accounted for in accordance with the new guidance issued in October 2009 by the Financial Accounting Standards Board, ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements”. Although ASU 2009-14 did not have a material impact to the Company’s financial statements, the amended guidance could be important to the Company in the future due to the integration of Perceptive Software and the anticipated growth of its business. The adoption of ASU 2009-14 did not result in a change in the amounts or timing of revenue recognition for the following Company’s multiple deliverable arrangements that contain software components:

•
Software included within the equipment component that was considered incidental under the previous guidance and will continue to be accounted for as part of the sale of the equipment under the amended guidance.

•
Software that was not considered incidental under previews guidance, and does not function together with the non-software components to deliver the equipment’s essential functionality under the new guidance, will continue to be accounted for under the industry-specific software revenue recognition guidance.

For all software revenue arrangements containing software that is “more than incidental” to the product as a whole that were entered into prior to January 1, 2011 and that have not been subsequently materially modified, as well as multiple element software arrangements without hardware, the Company allocates revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on VSOE of fair value of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If the Company is unable to establish VSOE of fair value for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, the Company recognizes the arrangement fee ratably over the PCS period or over the product's estimated economic life, as applicable.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption was permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The adoption of the amendment by us did not have material impact on our consolidated financial statements.

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

In September 2011, the FASB amended the guidance for goodwill impairment testing. According to this amendment, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We have not yet adopted this amendment.

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

Fair values are determined by using a discounted cash flow methodology for each business unit. The discounted cash flow methodology is based on projections of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. We also consider factors such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. Additionally, the discounted cash flow analysis takes into consideration cash expenditures for further product development.  We perform our annual impairment tests in the fourth quarter.  In the fourth quarter of 2011, as a result of our analysis, we determined that the fair value of each unit supported its carrying amount.  We also conduct a sensitivity analysis to assess whether impairment would occur if certain parameters, such as the unit’s projected growth rate and its weighted average cost of capital, were adversely changed to a reasonable degree based on market conditions and determined that the fair value of each unit supported its carrying amount even under such revised assumptions.

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

In addition, we use historical stock price volatility as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in our consolidated statements of income is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC No. 505-50 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

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

Additional discussion of accounting characteristics

Our functional currency

Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary environment in which we operate is the U.S. dollar. We mainly generate revenues in dollars or in non-dollars currencies linked to the dollar. As a result, the dollar is our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (1) for transactions – exchange rates at transaction dates or average rates of the period reported and (2) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) – historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

The functional currency of Retalix Italia, StoreAlliance.com Ltd., StoreNext Ltd., TradaNet Electronic Commerce Services Ltd., DemandX Ltd., or, collectively, the StoreAlliance group, is their local currency (Euro and New Israeli Shekel, respectively). The financial statements of Retalix Italia are included in our consolidated financial statements translated into dollars in accordance with ASC 830 “Foreign Currency Translation” (“ASC 830”). Accordingly, assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”. The financial statements of the StoreAlliance group are included in our consolidated financial statements translated into dollars in accordance with ASC 830. Accordingly, assets and liabilities are translated at year end exchange rates, while income statement items are translated at average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity under “accumulated other comprehensive income (loss)”.

Sources of Revenue

We derive our revenues from the licensing of integrated software products, and to some extent also from the sale of complementary third party software and hardware equipment, all of which we classify as revenues from product sales. We also derive revenues from maintenance and other services which are principally software changes and enhancements requested by customers and system integration services, all associated with our software products, which we classify as revenues from services. In addition, we provide SaaS and business flow communication services between retailers and suppliers, data analysis and supply chain information services to suppliers as well as manufacturers and on-line application services primarily to small independent retailers. We do business through subsidiaries in the United States, Israel, the United Kingdom, Italy, France, Japan, China and Australia.

Our relationships primarily with our large customers are long-term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources.

During 2009, 2010 and 2011, none of our customers accounted for 5% or more of our total revenues.

Product Sales

Product sales consist of the sale of software mainly through perpetual license agreements with direct customers, integrators, distributors and dealers as well as third party hardware.  Such hardware could typically be point of sale and other store level computer hardware, mobile computer terminals, scanning equipment, printers, optical equipment used in warehouses, etc.

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

•
System Integration services – designed to deliver strategic, value-added services to ensure the highest possible implementation quality. The SI Services are structured around six main services practices covering all project life cycle, from business consulting and program management, through testing, training, rollout and ongoing support. SI services include: Acceptance Testing and Automated Testing; Training and Documentation; Support (help desk, 1st and 2nd levels); Deployment/rollout; Program Management; and Business Consultancy.

Multiple element agreements

Our sales also consist of multiple element arrangements that in most cases involve the sale of licenses as well as maintenance services and other professional services in regard to the products sold.

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

•
Cost of Services consists of costs directly attributable to service sales, including compensation, travel and overhead costs for personnel providing software support, maintenance, development, system integration, market information, messaging, Connected Services and other services. Because the cost of services is substantially higher, as a percentage of related revenues, than the cost of licenses, our overall gross margins may vary from period to period as a function of the mix of services versus products revenues in such periods. The integration of acquired activities which have higher percentages of revenues from services than product sales, as well as lower gross margins for their service related revenues, caused our cost of services to increase over the years.

•
Operating Expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses. In 2009, 2010 and 2011, expenses under ASC 718 resulted in annual compensation expenses of $2.2 million, $3.9 million and $2.3 million, respectively, before taxes.

•
Research and Development Expenses, Net consist primarily of salaries, outsource, subcontractors, related benefits, depreciation of equipment for software developers and amortization of intangible assets such as technology and customer base acquired as part of acquisitions of companies or business activities. These expenses are net of the amount of grants, if any, received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.  See “Liquidity and Capital Resources--Grants from the Office of the Chief Scientist” below.

•
Selling and Marketing Expenses consist primarily of salaries, related benefits, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel.

•
General and Administrative Expenses consist primarily of salaries, related benefits, professional fees, bad debt allowances and other administrative expenses. In 2009 it included expenses incurred in connection with the process that led to the private placement transaction that was closed in November 2009, which appear in our statement of income in a different line-item called indirect private placement costs. In 2011 it included expenses incurred in connection with the merger and acquisition activities.

•	Other (Income) Expenses, Net consists primarily of gains or losses with respect to ordinary course dispositions of fixed assets, product line and proceeds resulting from investment in a subsidiary.

•
Financial Income (Expenses), Net consists primarily of interest earned on bank deposits, tax refunds and securities, interest paid on loans, credit from banks, expenses resulting from, net losses or gains on forward contracts or zero cost cylinders and net losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Share in Income (Losses) of an Associated Company

Share in income (losses) of an associated company represents our share in the income (losses) of Cell-Time Ltd., StoreAlliance.com Ltd., our subsidiary, held 33.3% of Cell-Time’s shares and sold the shares it held for an immaterial amount during the fourth quarter of 2011.

Minority Interests in Losses (Gains) of Subsidiary

Minority interests in losses (gains) of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses or gains of our subsidiary, StoreAlliance.com Ltd.

Operating Results

The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2009	2010	2011

Revenues:
Product sales	30.2%	28.0%	21.6%
Services	69.8	72.0	78.4
Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of product sales	20.5	16.9	13.6
Cost of services	38.8	42.7	45.2
Total cost of revenues	59.3%	59.6%	58.8%
Gross profit	40.7%	40.4%	41.2%
Operating expenses:
Research and development expenses, net	15.1	14.3	13.6
Selling and marketing expenses	9.7	8.4	11.1
General and administrative expenses	10.9	11.9	11.2
Other income, net		(0.1)	(0.3)
Indirect private placement costs	0.9	-

Total operating expenses	36.6	34.5	35.6
Income from operations	4.1	5.9	5.6
Financial income, net	0.9	1.7	0.8
Income before taxes on income	5	7.6	6.4
Taxes on income	(1.8)	(2.2)	(0.2)
Minority interests in gains of subsidiaries	(0.2)	(0.2)	(0.4)
Net income	3%	5.2%	5.8%

Comparison of 2009, 2010 and 2011

Revenues

	Year ended December 31,
	2009	2010	2011	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(U.S. $ in millions)			% of total revenues			% Change

Product sales	$58.1	$58.0	$50.9	30%	28%	21.6%	0%	(12)%
Services	134.3	149.4	185.1	70%	72%	78.4%	11%	24%
Total revenues	$192.4	$207.4	$236	100%	100%	100%	8%	14%

•	Discussion of 2011 Results Compared to 2010

During 2011, our revenue level was higher than 2010, mainly due to significant increases in services sales, primarily due to the moderate improvement of global economic conditions, and especially in the environment where our large customers operate, as well as our expanded service offering and marketing of our services and improvement of our positioning with existing and new customers offset by a decrease in our product sales. Our services business is usually less affected by adverse market conditions because it stems from the on-going needs of customers, while product sales are usually affected more because of a tendency of customers to postpone the purchase of new products during such periods. Product revenues in 2011 consisted of 46% license sales and 54% hardware sales, compared to 48% and 52%, respectively, in 2010. During 2011, our revenues from license sales declined 15% to $23.4 million, compared to $27.7 million in 2010 as a result of the transition into our new integrated product suite offering, Retalix 10, which was launched in January 2011, and while we built the marketing for this product and customers explored the advantages of the product. In 2011, hardware sales declined 9% to $27.5 million, compared to $30.3 million in 2010 as we improved our revenue mix by focusing on software license and service sales over the resale of hardware from other manufacturers.

The increase in services revenues in 2011 was mainly due to the expansion of our global delivery and system integration units bringing new opportunities and service offering through a higher number of contracts with new customers and increased services to existing customers.  We have several large customers, with which we have relatively significant dedicated team arrangements, which are based on professional personnel exclusively dedicated to and controlled by these customers and which provide maintenance as well as project-oriented services. As a result, service revenues from these large customers cover both maintenance and project-oriented services, and we do not differentiate between the two. Our total revenues from services in 2011 consisted of 34% from maintenance and 66% from professional services, including all services provided through customer-dedicated personnel arrangements. Revenues from our SaaS offerings are also included with the total services revenues.  SaaS is currently a small part of our revenues but we expect it to grow due to new SaaS offerings and marketing of these services and our recent acquisition of MTXEPS.  MTXEPS was integrated into our service offering as part of our Global Payments Group and we expected minimal incremental revenue contribution for the remainder of 2011 from the acquisition of MTXEPS due to the timing of the acquisition, integration efforts, and the fact that we were already receiving revenue from a previous partnership agreement with MTXEPS.

•	Discussion of 2010 Results Compared to 2009

Our product revenues in 2010 consisted of 48% license sales and 52% hardware sales, compared to 42% and 58%, respectively, in 2009. During 2010, our revenues from license sales increased 13% to $27.7 million, compared to $24.5 million in 2009. In 2010, hardware sales declined 11% to $30.3 million, compared to $34 million in 2009.

The increase in services revenues in 2010 was mainly due to higher number of contracts with new customers and increased services to existing customers.  Our total revenues from services in 2010 consisted of 41% from maintenance and 59% from professional services, including all services provided through customer-dedicated personnel arrangements as mentioned above.

	Year ended December 31
	2009	2010	2011
	U.S. $ in thousands

Revenues:
U.S	112,739	110,724	123,606
Israel	21,284	24,621	25,688
International*	58,370	72,029	86,746
Total revenues	192,393	207,374	236,040
* The international segment includes revenues from customers in Europe	39,296	41,341	50,888

•	Discussion of 2011 Results Compared to 2010

We conduct business globally and generate revenues from customers located in three geographical markets:  the U.S. region (which includes the United States, Canada and Latin America), International (which includes Europe, Africa, Asia and the Pacific) and Israel. During 2011, our U.S. revenues constituted 52% of total revenues, our international revenues constituted 37% of total revenues, and our Israeli revenues constituted 11% of total revenues, compared to 53%, 35% and 12% in 2010, respectively.

During 2011, our U.S. region revenues increased by 11.6% to approximately $123.6 million, as compared to approximately $110.7 million in 2010. The increase is mainly due to growth in maintenance, professional services and an increase in SaaS revenues and was partially offset by a reduction in hardware revenues, as a result of a change in our revenue mix focus.

During 2011, our international revenues increased by 20.4% to $86.7 million, as compared to $ 72 million in 2010, primarily due to an increase in services we traditionally provided and new service offerings. Our international revenues may fluctuate from period to period in the near term, as these sales are still affected to a great extent by a small number of relatively large customers, as well as a result of currency fluctuations and economic uncertainty in Europe.

During 2011, our Israeli revenues increased by 4.4 % to $ 25.7 million, as compared to $ 24.6 million in 2010. The increase was primarily due to an increase in services we traditionally provided and new service offerings.

During 2011, our total revenue level was higher than that of 2010 and reflected an increase in services, due to the improvement of global economic conditions in many areas we are operating in and increasing sales and marketing efforts supported by innovative product offerings. Our services business stems from long-term relationships with existing customers.

•	Discussion of 2010 Results Compared to 2009

During 2010, our U.S. revenues constituted 53% of total revenues, our international revenues constituted 35% of total revenues, and our Israeli revenues constituted 12% of total revenues, compared to 59%, 30 % and 11 % in 2009, respectively.

During 2010, our U.S. region revenues decreased by 2% to approximately $110.7 million, as compared to approximately $112.7 million in 2009. The decrease is mainly due to a reduction in hardware revenues, as a result of a change in our revenue mix focus and the relative market weakness in the United States, offset by increases in maintenance, license revenues and SaaS revenues.

During 2010, our international revenues increased by 24% to $72.0 million, as compared to $ 58.3 million in 2009, primarily due to higher license revenues as well as an increase in services we traditionally provided and new service offerings.

During 2010, our Israeli revenues increased by 15% to $24.6 million, as compared to $ 21.3 million in 2009. The increase was primarily due to an increase in services we traditionally provided and new service offerings.

Cost of Revenues

	Year ended December 31,
	2009	2010	2011	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(U.S. $ in millions)			% of corresponding revenues			% Change

Product sales	$39.6	$35.0	$32.0	68%	60%	63%	(11.6)%	(8.6)%
Services	74.5	88.5	106.7	56%	59%	58%	18.8	20.6
Total revenues	$114.1	$123.5	$138.7				8.2%	12.3%

During 2011, the cost of product sales decreased by 8.6% to $32 million, compared to $35 million in 2010, primarily due to the corresponding decrease in product sales.

During 2011, the cost of services increased by 20.6% to $106.7 million compared to $88.5 million in 2010, primarily due to an increase in the average number of professional services employees and subcontractors as part of the global delivery and system integration units expansion resulting in higher services revenues.

During 2010, the cost of product sales decreased by 11.6% to $35 million, compared to $39.6 million in 2009, primarily due to the increase in license sales and absolute value decrease in the cost of sale of hardware, which was derived from the decrease in hardware sales.

During 2010, the cost of services increased by 18.8% to $88.5 million compared to $74.5 million in 2009, primarily due to an increase in the average number of professional services employees and subcontractors due to a higher services revenues that required more resources, offset by a decrease in costs due to our ongoing efforts to optimize efficiency and decrease our global cost structure.

In 2011, the cost of product sales as a percentage of product sales was 63%, compared to 60% in 2010, due to the lower portion of licenses in our product revenue mix and the higher portion of hardware in the product revenue mix.  In 2011, the cost of services as a percentage of service sales decreased to 58%, compared to 59% in 2010, due to the improvement in efficiency in our services support offering.   In 2010, the cost of product sales as a percentage of product sales was 60%, compared to 68% in 2009, due to the higher portion of licenses in our product revenue mix and the lower portion of hardware in the product revenue mix.  In 2010, the cost of services as a percentage of service sales increased to 59%, compared to 56% in 2009, due to the increased recruitment to support our service offering growth.

 Operating Expenses*

	Year ended December 31,						% Change	% Change
	2009	2010	2011	2009	2010	2011	2010vs. 2009	2011 vs. 2010
	(U.S. $ in millions)			% of revenues

Research and development, net	$29.0	$29.7	$32.0	15%	14%	14%	2%	8%
Selling and marketing	18.8	17.3	26.2	10	8	11	(8)	51
General and administrative	21.0	24.6	26.6	11	12	11	17	8

Total operating expenses	$68.8	$71.6	$84.9	36%	34%	36%	4%	18.6%

*	The above table excludes other income or expenses, net and other discrete costs relating to indirect private placement costs.

Our total operating expenses increased as a percentage of revenues from 2010 to 2011 mainly due to increasing in sales and marketing activities with new and existing clients related to introduction of our new Retalix 10 product suite as well as new service offering linked to it, offset by moderate increase in our research and development and general and administrative expenses. Our total operating expenses decreased as a percentage in revenues from 2009 to 2010 mainly due to continuous cost-cutting measures and efficiencies put in place offset by the increase of our average number of employees. For a discussion of the line items on our statement of income called impairment of goodwill, indirect private placement costs, and other income, net, see above under “—Application of Critical Accounting Policies and Use of Estimates—Goodwill and Intangible Assets”, “—Additional Discussion of Accounting Characteristics—Operating Expenses—General and Administrative Expenses”, and “—Additional Discussion of Accounting Characteristics—Operating Expenses—Other (Income) Expenses, Net”, respectively.

Research and Development Expenses, Net consists primarily of salaries and other related expenses for personnel. These expenses are presented net of grants under programs of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. (For more information, please see the discussion in Item 5.C below under “Grants from the Office of the Chief Scientist”.) Our considerable research and development expenses reflect our investments in developing our next-generation applications and our recently introduced products, adapting these products to large chain environments as well as integrating our acquired supply chain and warehouse management systems into our suite of products. During 2011, due to the relative recovery in global markets we increased our research and development expenses compared with the prior year mainly due to a higher average number of research and development employees, subcontractors and related costs, focusing on the new introduced product suite and other high priority products based on customers' needs.  As a result of the above, our research and development expenses for 2011 were higher compared to 2010, and higher in 2010 than 2009. We believe that our research and development expenses are now at an appropriate level, although they may fluctuate in the future in accordance with economic conditions, currency changes and our business needs. We intend to continue to invest considerable resources in research and development as we believe that this is essential to enable us to establish ourselves as a market leader in our fields of operation. We view our research and development efforts as essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves.

Selling and Marketing Expenses.  During 2011, and the second half of 2010, after reducing many sales and marketing positions during 2009 and the first half of 2010 as part of our cost efficiency measures, we invested significant resources in sales and marketing efforts to maintain and strengthen relationships with new customers that are added to our customer base and in establishing a presence in new markets mainly in Europe and Asia.  Approximately $0.4 million of expenses in 2011, $0.5 million of expenses in 2010 and $0.1 million of expenses in 2009 were attributable to the expense effect stock-based compensation.

General and Administrative Expenses.   In 2011, our general and administrative expenses increased in comparison to 2010 mainly due to an increase in professional fees and human resource related costs attributed to the significant increase in headcount offset by a decrease in bad debt expenses due to continued collection improvement.  In addition, our general and administrative expenses included expenses incurred in connection with the MTXEPS transaction.  In 2010, our general and administrative expenses increased in comparison to 2009 mainly due to an increase in the average number and cost of general and administrative employees and an increase in professional fees offset by a decrease in bad debt expenses due to improved collections, and an overall decrease of days of sales outstanding, or DSO. Approximately $1.4 million of expenses in 2011, approximately $3 million of expenses in 2010 and approximately $0.5 million of expenses in 2009 were attributable to expenses for stock-based compensation.

Financial Income (Expenses), Net

Financial income (expenses), net, totaled approximately $1.8 million of income in 2011, compared to approximately $3.5 million of income in 2010 and compared to approximately $1.8 million of expenses in 2009. During 2011, we recorded lower interest income and gain on derivative financial instruments compared to 2010, in which we recorded significant interest income of approximately $2 million in interest income related to tax refunds and $0.9 million in bank interest related to our market yield bank deposits in comparison to $1.6 million bank deposits interest income and no tax refunds interest income in 2011.

Corporate Tax Rate

The general corporate tax rate in Israel is 26% for the 2009 tax year, 25% for the 2010 tax year and 24% for the 2011 tax year. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled and the corporate tax rate increased to 25% as from 2012 forward. Our effective consolidated tax rate, however, was 3.3% in 2011, primarily due to significant tax benefits received following a tax assessment closing and reduction in our valuation allowance as a result of higher profitability and improvement in the utilization capability of carried forward losses which we previously thought will expire before utilized.  In 2010, our effective consolidated tax rate was 29.3%, primarily due to the high profitability in the company’s subsidiaries which are taxed at a higher tax rate ranging from 30% to 40%. We enjoy lower effective tax rates in Israel primarily because of tax reductions to which we are entitled under the Investments Law, with respect to our investment programs that were granted the status of Approved or Benefited Enterprise under this law. Under our Approved Enterprise investment programs, we are entitled to certain tax exemptions and reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our Approved Enterprise investment programs. We expect to continue to derive a portion of our income from our Approved or Benefited Enterprise investment programs as well as Benefited Enterprises – see further discussion below. The tax benefits for our existing and operating Approved Enterprise or Benefited programs are scheduled to expire by 2022. The period of tax benefits for each capital investment plan expires upon the earlier of 12 years from the Operation / Election Year, or 14 years from the start of the tax year in which approval was received. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

Part of our taxable income in Israel has been tax exempt in recent years due to the Approved or Benefited Enterprise status granted to most of our production facilities. We have decided to permanently reinvest the amount of such tax exempt income and not to distribute it as dividends. Accordingly, no deferred taxes have been provided in respect of such income in the financial statements included in this annual report.

The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2011, been distributed as dividends is approximately $11.1 million.

As of December 31, 2011, approximately $44.2 million of our accumulated earnings in Israel were tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10%-25%, depending on the extent of foreign investment in the company), and an income tax liability of up to approximately $11.1 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax-exempt income as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved or Benefited Enterprise program as the undistributed tax exempt income is essentially permanent in duration. On April 1, 2005, an amendment to the Investments Law came into effect (including amendment no. 60 thereof, which was adopted in 2008 with retroactive effect), which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise) if it is an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process – the benefited Enterprise routes do not require pre-approval by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. The amendment does not apply to investment programs approved on or prior to March 31, 2005. The Investments Law was further amended on December 27, 2010 and alternative benefit tracks to the ones currently in place under the provisions of the Law were set, as described in more details under Item 10.E. below.

As was applied before, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation.

Net Income Attributable to Controlling Interests. These amounts primarily consisted in 2009, 2010 and 2011 of the minority interests in the gains of StoreAlliance.com Ltd.

B. Liquidity and Capital Resources

We had cash and cash equivalents of approximately $103.7 million, $77.1 million and $38.6 million, as of December 31, 2009, 2010 and 2011, respectively. Our total cash and cash equivalents, short-term bank deposits and short-term and long-term investment in marketable securities, net of short-term bank credit increased to approximately $135.7 million as of December 31, 2011, compared to $134.6 million as of December 31, 2010 and $104.4 million as of December 31, 2009. The increase in 2011 was a result of continued growth of sales, good collection and reduction in Customers DSO, and cost efficiencies measures that were taken offset by the investment of $16.9 million for the MTXEPS acquisition. The increase in 2010 was as a result of increased efforts to collect receivables in parallel to the growth of the sales and significant tax refunds received during the year.

As of December 31, 2011, we held an auction rate security totaling $1 million at par value. During 2011 the auction rate security resumed trading and an observable price was established, increasing its fair value by $0.5 million through other comprehensive income. Historically, the carrying value of auction rate securities approximated fair value due to the frequent resetting of the interest rates. While we continue to earn interest on this investment at the contractual rates, the estimated market value of this auction rate security no longer approximates par value. In previous years, when the auction rate security was associated with failed auction, we estimated the fair value of this auction rate security based, among other things, on the following: (i) the underlying structure of the security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for the security. The fair market value of the auction rate security at December 31, 2011 was approximately $0.8 million, a decline of approximately $0.2 million from par value. We continue to monitor the market for auction rate securities and consider its impact (if any) on the fair market value of our investment. If the current market conditions deteriorate, we may be required to record unrealized losses in other comprehensive income or impairment charges in 2012.

Net cash provided by operating activities in 2011 was $20.1 million, compared to net cash provided by operating activities of $33.7 million and $39.4 million in 2010 and 2009, respectively. Changes in net cash provided by operating activities throughout the years are caused primarily due to increases in net income and reductions in receivables as a result of our extensive collection efforts while the reduction in our net cash provided by operating activities in 2011 resulted mainly from the contributions from a tax refund in the previous year.

Net cash used in investing activities in 2011, 2010 and 2009 of approximately $60.7 million, $60.1 million and $0.9 million, respectively, was primarily attributable to significant investment in short term deposits which were held as liquid cash balances before, cash spent on property, plant and equipment and cash invested in or received from the disposition of marketable securities in all three years. Net cash used in investing activities in 2011 includes amount of $16.9 million related to acquisition of the MTXEPS business purchased in consideration of $18.9 million net of cash acquired in the amount of $2 million.

Our capital expenditures (consisting of the purchase of fixed assets and other assets) were $5.3 million, $2.6 million and $3.0 million in 2011, 2010 and 2009, respectively, mostly attributable to purchasing computer and peripheral equipment including software systems and licenses in all three years.

                Net cash provided by financing activities in 2011 amounted to approximately $2.8 million, primarily due to the issuance of share capital to employees and non-employees resulting from the exercise of options. Net cash used in financing activities in 2010 amounted to approximately $0.4 million, primarily due to repayment of long term loans. Net cash provided by financing activities in 2009 amounted to approximately $31.4 million, primarily attributable to a private placement of ordinary shares and warrants for net proceeds in the amount of $31.5 million.

Bank Debt

As of December 31, 2011, we had no outstanding bank loans.

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

The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of long-term receivables and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

We take various measures to compensate for the effects of fluctuations in both exchange rates and interest rates. These measures include traditional currency hedging transactions with respect to a portion of our exposure, as well as attempts to maintain a balance between monetary assets and liabilities in each of our principal operating currencies, mainly the U.S. dollar, the NIS, the Euro, the Australian dollar and the British pound, and may include securing our future cash flows from foreign exchange fluctuations.  Since 2008, we have increased our use of currency hedging, which together with the effects of currency conversions has resulted in financing income of approximately $0.2 million and $0.7 million in 2011 and 2010, respectively.

We have historically had only limited involvement with derivative financial instruments but have begun to increase our currency hedging. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts and zero cost cylinders). Part of these transactions in 2011 and 2010 qualify for hedge accounting under ASC 815, “Derivatives and Hedging”, while in 2009 we didn’t have any derivatives that qualified for hedge accounting. For information relating to our hedging and other market risks, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

As of December 31, 2011, we held an auction rate security, or ARS, totaling $1 million at par value. As explained in note 1d to our audited consolidated financial statements included elsewhere in this annual report, in previous years the ARS was associated with failed auctions and we had determined fair value of this security based on a valuation model. During 2011, the ARS returned to having an active market trading and an observable price was established, increasing its fair value by $0.5 million through other comprehensive income.

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

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the NIS, British Pounds, Australian Dollars or Euros. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as NIS, British Pounds, Australian Dollars or Euros. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2011, 2010 and 2009 we incurred net non-dollar currency loss of $187,000, a gain of $375,000 and gain of $1,054,000, respectively.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli Inflation Rate %	NIS Devaluation (Revaluation) Rate against the U.S. dollar %	Israel Inflation Adjusted for the Devaluation of the NIS against the U.S. dollar %

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.7)

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and, in particular, larger periodic devaluations or revaluations may have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel has not had a material effect on our results of operations but that the recent appreciation of the dollar against the NIS has a material effect on our results of operations.

See further discussion under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

Principal Capital Expenditures

See “Item 4.A History and Development of the Company Principal Capital Expenditures.”

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide software solutions evolves. As of December 31, 2011, our research and development staff consisted of 307 employees, of whom 237 were located in Israel and the remaining 70 were located primarily in the United States. See also Item 5.A. Research and Development Expenses, Net.

Proprietary Rights

We have one patent application pending for shopping with a personal device.  We have no issued patents.  Our success and ability to compete are dependent in part on our proprietary technology. We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures but may include the General Public License. This license and others like it pose a potential risk to products that are integrated with these technologies. See further discussion under Item 3.D - “Risk Factors”.

Grants from the Office of the Chief Scientist

Until 2008 we received grants under programs of the Office of the Chief Scientist, or the OCS, of the Ministry of Industry, Trade and Labor of the Government of Israel. In the years 2009, 2010 and 2011, no grants were received. We currently do not expect to receive material grants from the OCS in the near future.  This governmental support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the OCS’s programs, in the OCS rules and in the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5%.   As of December 31, 2011, the maximum royalties we might be required to pay in the future on account of projects funds by the OCS is $4.4 million.

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

D. Trend Information

We believe that the retail market is a market in transformation. The key trends we have identified are the following:

•	A shift to focusing on the consumer: value driven, informed and empowered consumers are more vocal than ever in defining how, where, when and how they want to shop;
•	the need for speed, innovation and differentiation in order to cope with increased competition;
•	the need for personalization and retention at the consumer level;
•	competition in the market for software solutions and services supporting our customers remains strong but largely constant versus the last few years;
•	a blurring of retail segments. For instance, in the search for growth opportunities, food retailers engage in non-food segments and vice versa;
•
the need for retailers and distributors to be able to convert their customer / market data into actionable knowledge, providing their consumers and suppliers with relevant, in context, optimized offerings and promotions; and

•	the continued need for operational efficiencies, as evidenced by the market need for SaaS and cloud based solution.

To transform, retailers require sophisticated retail information systems, ideally being fed by real time transaction and customer data, efficiently executing and tracking their operational tasks, such as order optimization, inventory management, merchandising and price-book management while at the same time providing visibility into the supply chain processes.  Another aspect of such transformation in the market is that the retailers are looking for modular solutions that can operate, among other things, on the cloud, as well as SaaS solutions.

We believe our strategy, our growth engines (as detailed in Item 4B – “Our Market Opportunity” and below) and a number of other activities we are undertaking, address these key trends and that we are positioned to assist our customers address their highly competitive environments.

Taking into account the above and the key trends driving the future opportunities in retailing, the main growth engines, aimed to enhance our pipeline and increase our sales were defined:

•
the Retalix 10 Store Suite, which was designed to address our transforming retail market and the trends therein, for instance by using its modular architecture that enables it an option to be deployed on the cloud;

•	value-added services leveraging our expertise in our products and the market in which we operate;
•	leveraging our existing market position and expertise to penetrate new adjacent markets arising from and the blurring of the retail segments, as well as new territories; and
•	leveraging our acquisition of MTXEPS to increase our foothold in providing SaaS solutions and to address the increase need for these type of services.

The investments in the above growth engines, as well as other infrastructure were made, and continue to be made, in parallel to our growing revenues and profitability, successfully delivering customer projects and signing new customers.

E. Off Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table presents further information relating to our liquidity as of December 31, 2011:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations (with regard to offices, facilities and vehicles)	$13.4	$5.7	$5.9	$1.8
Contingent consideration in connection with business combination	$4.3
Severance pay **	$3.9

Total	$21.6	$5.7	$5.9	$1.8

*	See also the notes to our audited consolidated financial statements for the year ended December 31, 2011 included elsewhere in this annual report, and in particular, Notes 2, 7 and 8 thereto.
**	Severance pay relates to accrued obligation to employees as required under the labor laws. These obligation are payable only upon termination, retirement or death of the respective employee.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our executive officers and directors as of March 29, 2012.

Name	Year of Birth	Year Joined	Retalix Position

Avinoam Naor	1948	2009	Chairman of the Board
Yael Andorn	1970	2011	External Director
Gillon Beck	1962	2008	Director
Ishay Davidi	1962	2008	Director
Boaz Dotan	1942	2009	Director
Eli Gelman	1958	2009	Director
David Kostman	1964	2009	Director
Nehemia Lemelbaum	1942	2009	Director
Robert A. Minicucci	1952	2009	Director
Gur Shomron	1952	2009	External Director
Itschak Shrem	1947	2008	Director
Shuky Sheffer	1960	2009	Chief Executive Officer
Hugo Goldman*	1954	2007	Executive Vice President and Chief Financial Officer
Gil Priver	1963	2009	Head of Corporate Development & Alliances
Yoni Stutzen	1951	1994	Executive Vice President, Special Global Sales
Todd Michaud	1965	2010	President, Americas. Division
Isaac Shefer	1957	2008	Executive Vice President, Product Development
Ronen Levkovich	1969	2000	President, Head of International Division
Irit Ben Ari	1949	2010	Head of Global HR

*              As of April 19, 2012, Mr. Hugo Goldman will cease to serve as the Chief Financial Officer of the Company, and will continue full-time with the Company until May 15, 2012 and on a consultancy basis thereafter. Ms. Sarit Sagiv shall become the Chief Financial Officer of the Company, effective as of April 19, 2012.

Avinoam Naor has served as a director since November 2009 and as our Chairman of the Board since March 2011. Mr. Naor was a member of the team that founded Amdocs Limited in 1982. At Amdocs Limited, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held those positions until July 2002. In 1998, he led the initial public offering of Amdocs and listing on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director of a number of private companies and philanthropic bodies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth at risk. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. In 2002 Mr. Naor established the Oran Foundation for Supporting Youth at Risk. Mr. Naor and a group of private foundations and philanthropic individuals in Israel and abroad established the Shahaf Foundation, which is a Social Investment Fund supporting existing Shahaf communities (social action groups formed in the geo- social periphery) as well as helping the establishment of new Shahaf communities. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has also served as a member of the board of governors of the Jewish Agency for Israel.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

Yael Andorn served as special manager at 8 Senior Pension Funds from 2005 to 2011. From 2000 to 2005, Ms. Andorn served as the First Deputy Director General of the Budget Department in the Israeli Ministry of Finance. From 1996 to 2000, she served as the Head of Education and Science Division of the Budget Department in the Israeli Ministry of Finance, and from 1994 to 1996 she served as an economist in the Budget Department in the Israeli Ministry of Finance. From 1993 to 1994, Ms. Andorn served as an Analyst in the Banking Supervision Unit of the Central Bank of Israel. Ms. Andorn serves as an external director of Clal Health Insurance Company Ltd. and as an independent director at El Al Israel Airlines and previously served on the board of directors of Midroog Ltd. (a rating agency affiliated with Moody's), and of the Israel National Lottery and as Head of the Investment Committee of the Teachers Savings Fund. Since January 2012, Ms. Andorn has served as a partner in Plenus, an affiliate in the Viola Group. Ms. Andorn holds a B.A. in Economics and Sociology and an M.B.A. in Finance and Accounting, both from the Hebrew University in Jerusalem, Israel, and in 2004 she attended a program for local authorities and government officials at the Harvard Kennedy School in Cambridge, Massachusetts.

Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd. and Givon H.R. Ltd., and as a director in Nirlat Paints Ltd.  Previously he was a director at TAT Technologies Ltd. (traded on Nasdaq), Metro Motor Marketing Ltd., Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., and Merhave-Ceramic and Building Materials Center Ltd. (traded on the TASE), MDT Micro Diamond Technologies Ltd. and TANA Industries and Chairman of Medtechnica Ltd. (traded on the TASE) and other portfolio companies of the FIMI Private Equity Funds. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University, Israel.

Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd., FIMI 2001 Ltd. and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., and Orian S.M. Ltd. (traded on the TASE) Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.B.A. from Bar Ilan University, Israel.

Boaz Dotan has served as a director since November 2009. Mr. Dotan was a member of the team that founded Amdocs Limited in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a B.Sc. in Mathematics and Statistics from Tel Aviv University, Israel.

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

David Kostman has served as a director since November 2009. Mr. Kostman serves as a director of NICE-Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds an LL.B. from Tel Aviv University, Israel, and an M.B.A. from INSEAD.

Nehemia Lemelbaum has served as a director since November 2009. Mr. Lemelbaum has been a director of Amdocs since December 2001 and CEO of EHYN Holdings Ltd., a family office company.  From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem, Israel.

Robert A. Minicucci has served as a director since November 2009.  Mr. Minicucci has been Chairman of the Board of Directors of Amdocs since October 2011 and a director since September 1997.  He also serves as the Chairman of the Board of Alliance Data Systems. Since 1993, Mr. Minicucci serves as a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. From 1991 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of the First Data Corporation. From 1990 to 1991, he served as Treasurer and Senior Vice President of The American Express Company. From 1979 to 1990, Mr. Minicucci worked at Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a B.A. from Amherst College and an M.B.A. from Harvard Business School, in Boston, Massachusetts.

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

Itschak Shrem has served as a director since January 2008. Mr. Shrem is the founder of S.R. Accord (formerly Shrem Fudim Group), a banking house publicly traded on the TASE, where he serves as of January 2012 as Chairman and where he has served as a managing director since June 2010. Since October 2010, Mr. Shrem has served as a director of Eden Spring Ltd. Previously, he also served as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University, Israel, and an M.B.A. from Tel-Aviv University, Israel.

Shuky Sheffer joined Retalix in November 2009 and has served as our Chief Executive Officer since January 2010.  From 1986 to 2009, Mr. Sheffer worked at Amdocs, most recently as the President of the Emerging Markets Division and member of the executive management.  Mr. Sheffer holds a B.A. in Mathematics and Computer Sciences from Tel Aviv University, Israel.

Hugo Goldman has served as our Executive Vice President and Chief Financial Officer since November 2007. From 2006 to 2007, Mr. Goldman served as Chief Financial Officer of AxisMobile. From 2001 to 2005, he served as Chief Financial Officer of VocalTec Communications. From 1983 to 1999, Mr. Goldman spent 16 years at Motorola Semiconductor Products Sector (now Freescale), where he served in a number of roles, including Chief Financial Officer of the Israeli operations. Mr. Goldman is a Certified Public Accountant and began his career at Kesselman & Kesselman (now a member of PricewaterhouseCoopers). Mr. Goldman holds a B.A. in Accounting and Economics from the Tel Aviv University, Israel, and an M.B.A., with distinction, from the University of Bradford, UK.

Gil Priver has served as our Head of Corporate Development & Alliances since November 2009.  From 2002 to 2009, he served in various executive roles at Amdocs, most recently as its Head of Corporate Development and Strategy.  From 1997 to 2002, Mr. Priver served as vice president for business development at Zeevi Holdings where he was responsible for technology and communications related investments. Mr. Priver holds an LL.B in law from Tel-Aviv University, Israel, and an MBA from INSEAD.

Todd P. Michaud joined Retalix in 2010 as EVP of Sales of Retalix USA and was promoted to President of our Americas Division in 2011.  Prior to Retalix, Mr. Michaud served as the President and CEO of Revionics, Inc., a venture-backed provider of predictive analytics for retailers until 2010. Before Revionics, Mr. Michaud was the President and Chief Marketing Officer of IDS LLC, an  ERP and supply chain software provider serving the wholesale and retail industries.  IDS was acquired by Retalix Ltd. in April 2005 and Mr. Michaud remained with Retalix USA until 2007 as EVP of Sales & Marketing.  Mr. Michaud launched his career with 16 formative years at the IBM Corporation as an executive in sales and marketing with a focus on wholesale and retail industries.

Yoni Stutzen has served as our Executive Vice Presidenrt, Special Global Sales, since January 2012, before that as our Executive Vice President in the International Business Unit, and served as our Vice President, International Sales since December 1998. He served as our Vice President, Marketing from August 1994 through December 1998. Mr. Stutzen served as a Marketing Manager for Manof Communications from January 1985 to July 1994 and as international SWIFT systems manager for Bank Hapoalim from January 1980 until December 1984. Mr. Stutzen holds a B.Sc. in Industrial and Management Engineering from the Technion-Israel Institute of Technology.

Isaac Shefer has served as Executive Vice President, Product Development since January 2008. From 1999 to 2006, Mr. Shefer served as the Chief Information Officer of Supersol, Israel’s largest grocery chain. Prior thereto, Mr. Shefer held software development management and project management positions in various organizations in the fields of telecom, manufacturing, distribution, logistics and military.  Mr. Shefer holds an M.Sc. in Computer Science from the Johns Hopkins University and is a graduate of Economics and Computer Science from Bar-Ilan University, Israel.

Ronen Levkovich has served as our President, Head of International Division, since January 2010. Prior thereto, he served as our Executive Vice President, Head of International Division since 2006.  Prior to joining us, he held project management, sales and marketing, business development and operations management positions in various organizations. He holds a B.A. in Business Administration from the College of Management in Israel and an MBA from the University of Manchester, UK.

Irit Ben Ari joined Retalix in 2010. Prior to joining Retalix, she served as the Head of Global Human Resources at Amdocs from 2004 till 2008, as VP of HR of Creo Israel Ltd. from 2002 till 2004, as Global VP of HR in Gilate Satelite Networks Ltd. from 2000 till 2002 and previous to that held various senior executive positions in the Municipality of Herzliya, John Bryce Systems Ltd. and IBM Israel Ltd. Ms. Ben-Ari holds an MSM degree from the Ben-Gurion University, Israel (in cooperation with the Boston University), an LL.B. from the Tel Aviv University, Israel, and is a member of the Israeli Bar Association.

There are no family relationships among our directors and executive officers.

B.  Compensation

The aggregate accrued compensation of all the persons as a group who served in the capacity of a director or an executive officer during the year ended December 31, 2011, was approximately $3.4 million. This amount includes pension, retirement and similar benefits accrued in the aggregate amount of approximately $0.2 million. This does not include stock based compensation effects under ASC 718, amounts expended by us for business travel, professional and business associated dues and business expense reimbursements.

We have an annual performance-based bonus plan for our executive officers, of which between 50% to 60% (based on the individual's position) is based on our results (measured by earnings before interest and taxes, or, EBIT) and/or the relevant business unit (measured by revenue and/or EBIT) and 40% to 50% is based on individual performance.  The executives' target bonuses are reviewed and approved by our compensation committee, audit committee and board of directors annually, as is any bonus payment under the plan. In respect of 2011, approximately $0.7 million was expensed to our executive officers pursuant to this bonus plan.

Under our articles of association, no director may be paid any remuneration by us for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of our audit committee, followed by the approval of our board of directors and then the approval of our shareholders.

In 2009 our shareholders approved allowing the payment of fees to our independent directors who serve from time to time (other than our statutory external directors and members of the Alpha Group) in an amount of up to $50,000 per year, subject to approval of our audit committee and board of directors. Our audit committee and board of directors have approved,  until decided otherwise, a fee of $25,000 for each such independent director.  Our external directors receive annual compensation pursuant to applicable regulations under the Israeli Companies Law of approximately $18,600 each and, in addition, $690 per board meeting or board committee meeting in which they participate, and $420 per such meeting in which they participate by telephone.  Our four directors who are members of the Alpha Group are not entitled to director fees but are entitled to management fees pursuant to a management services agreement that we entered into in connection with the private placement with the Alpha Group. See Item 10.C below under "Management Services Agreement."

Our employment agreements with most of our employees located in Israel, including executive officers, provide for standard Israeli benefits, such as managers’ insurance and an educational fund. We make payments under these programs as follows: pension – 5.0% to 6.0% of gross salary; severance pay – 8.33% of gross salary; disability insurance – up to 2.5% of gross salary (all of which are considered part of managers’ insurance); and educational fund – 7.5% of gross salary. The total amount we expensed in 2011 under these arrangements for all executive officers as a group was approximately $0.2 million.  During 2011, our directors and executive officers were granted options to purchase an aggregate of 125,000 shares under our stock option plans. The weighted average exercise price of these options is $14.90 per share and each option expires three years from the date of vesting thereof.  The options vest over four years from the date of grant, in four equal annual installments.

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

Our major shareholders, Alpha Group and Ronex, are parties to a shareholders agreement, dated September 3, 2009, or the Shareholders Agreement, which contains arrangements with respect to voting for director nominees of the various parties; this agreement is summarized in a footnote to the ownership table in “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders” below. Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor were designated by the Alpha Group, and Gillon Beck, Ishay Davidi and Ischak Shrem were designated by Ronex. The Shareholders Agreement was filed as Exhibit 1 to the Schedule 13D of the Alpha Group on September 10, 2009. The content of the Shareholders Agreement is not incorporated by reference into this annual report on Form 20-F.

According to the Companies Law, a public company’s chairman of the board or a relative thereof may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares voted by shareholders who are not controlling or interested shareholders, unless the votes of the opposing non-controlling and non-interested shareholders constitute less than 2% of the voting power of the company (in which case a simple majority of shares voted on the matter will be sufficient). Currently we have a separate chairman and chief executive officer.

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

The board of directors has determined that all of the members of our board of directors, other than Mr. Avi Naor and Mr. Eli Gelman, are “independent directors,” as such term is defined pursuant to Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two individuals as external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. Any individual who is eligible to be appointed as a director may be appointed as an external director, provided that such person, such person’s relative, partner, employer or any entity under the person’s control does not have at the date of appointment, or has not had during the two years preceding the date of appointment, any affiliation with:

•	the company;

•	a controlling shareholder of the company or a relative thereof; or

•	any entity controlled by the company or by its controlling shareholder on the date of the appointment or during the two years preceding such date.

The term affiliation means any of:

•	an employment relationship;

•	a business or professional relationship that is not negligible;

•	control; and

•	service as an office holder.

No person can serve as an external director if the person’s position or other business creates or may create a conflict of interest with the person’s responsibilities as an external director, or if it may adversely affect his ability to serve as a director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not employ or give any direct or indirect benefit to the former external director.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted on the matter, including at least a majority of the shares of non-controlling shareholders voted on the matter, vote in favor of election; or

•	the total number of shares of non-controlling shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and such director may be reappointed for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to us. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. An external director may be removed only in a general meeting, by the same percentage of shareholders as is required for electing an external director, or by a court, and in both cases only if the external director ceases to meet the statutory qualifications for appointment or if he or she has violated the duty of loyalty to us. Each committee of a company’s board of directors that is authorized to carry out a power of the board of directors is required to include at least one external director. One of our external directors, Gur Shomron, commenced a three-year term in July 2009. Our other external director, Yael Andorn, commenced a three-year term in October 2011.

An external director is entitled to compensation as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly from us. We do not have, nor do our subsidiaries have, any directors’ service contracts granting to the directors any benefits upon termination of their service in their capacity as directors.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee, comprised of at least three directors, including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. The responsibilities of the audit committee under Israeli law include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions and assessing the company's internal audit system and the performance of its internal auditor.

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

The members of our audit committee are Gur Shomron (Chairman), Yael Andorn, Robert A. Minicucci and Itschak Shrem, all of whom qualify for such membership pursuant to the applicable rules of the SEC and Nasdaq.

Investment Committee

Our investment committee is authorized to recommend and implement policies with respect to investing our financial reserves based on prevailing financial and economic conditions and our ongoing needs. The members of our investment committee are Nehemia Lemelbaum (Chairman) and Gillon Beck.

Compensation Committee

Our compensation committee, operating under a written charter, is authorized, subject to other approvals that may be required under the Companies Law, to: (1) grant stock options and awards under equity incentive plans and administer said plans, subject to the guidelines set by the board of directors from time to time; (2) approve the compensation of our chief executive officer and other executive officers; and (3) approve broad-based bonuses to employees. The members of our compensation committee are Boaz Dotan (Chairman) and Gur Shomron.

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

D. Employees

Set forth are tables presenting breakdowns of the total number of our employees according to category of activity and according to main geographical locations of employment:

	As of December 31,
Category of Activity	2009	2010	2011

Research and Development	312	308	307
Operations	668	763	946
Sales and Marketing	110	105	157
General and Administration	131	153	163
Total	1,221	1,329	1,573
	As of December 31,
Geographical Location	2009	2010	2011

United States	516	481	537
Israel	593	707	870
Europe	83	97	114
Rest of The World	29	44	52
Total	1,221	1,329	1,573

We believe that we have been able to attract talented engineering and other technical personnel. We believe that our relationship with our employees is good and we have not experienced a work stoppage that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

Operating globally, we are required to comply with various labor and immigration legislation wherever we operate mainly in Israel, United States, Australia, France, Italy, the United Kingdom and China. In some countries, employees are protected by mandatory collective bargaining agreements and extension orders.  For instance, in Israel, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

During 2011, we enhanced our workforce around the world, focusing on our operations and sales and marketing personnel, to support the growth in our business and our growth strategy.  We continue to focus on proper allocation of resources and implementing efficiency measures.

E. Share Ownership

The following table sets forth the ordinary shares beneficially owned by each of our directors who beneficially owned more than 1% of our issued ordinary shares as of March 20, 2012.  None of our officers beneficially owned more than 1% of our issued ordinary shares as of that date.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Beneficial Ownership

Ishay Davidi	10,525,491	(1)
Boaz Dotan	10,525,491	(2)(3)	40.9%
Eli Gelman	10,525,491	(2)(4)	40.9%
Nehemia Lemelbaum	10,525,491	(2)(5)	40.9%
Avinoam Naor	10,525,491	(2)(6)	40.9%

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

In addition to the information provided in this Item 6.E above, as of March 20, 2012, our executive officers and board members who hold less than 1% of our share capital, held an aggregate of 53,851 ordinary shares, as well as an aggregate of 840,000 options under our equity incentive plans (which are described below).  The options have a weighted-average exercise price of $13.52 per share and they expire between 2014 and 2019. Among such options, 520,419 were vested on such date or were scheduled to vest within the following 60 days, constituting, together with the 53,851 shares, beneficial ownership of approximately 2.3% of our outstanding ordinary shares. Except as set forth above, no individual director or executive officer beneficially owned 1% or more of our outstanding ordinary shares on such date.

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

As of March 20, 2012, options to purchase 101,949 ordinary shares were outstanding under the Second 1998 Plan. The options generally vest over a period of three years and have per share exercise prices of $6.00.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the Second 1998 Plan for new grants.

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

As of March 20, 2012, options to purchase 620,000 ordinary shares were outstanding under the 2004 Plan. The options generally vest over a period of three years and have per share exercise prices of $13.34.  Following the adoption of the 2009 Plan (described below), our board of directors suspended the use of the 2004 Plan for new grants.

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

           As of March 20, 2012, options to purchase 581,000 ordinary shares were outstanding under the 2009 Plan. The options generally vest over a period of three or four years and have per share exercise prices ranging from $11.62 to $14.90.  As of such date, 5,449,110 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

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

As of March 20, 2012, options to purchase 27,033 ordinary shares of StoreAlliance.com were outstanding under the StoreAlliance Plan, at an exercise price of $5.55 per share. The rest of the above options were forfeited.

In December 2004, the board of directors of our subsidiary StoreNext USA approved an employee stock option plan, or the StoreNext Plan. Pursuant to the StoreNext Plan, options to purchase up to 1,500,000 shares of StoreNext USA may be granted to employees and service providers of StoreNext or any of its affiliates. The options are generally subject to vesting after seven years of service, subject to acceleration upon the occurrence of certain events, such as (1) the conversion of StoreNext USA from a limited liability company to a C-corporation, (2) the consummation of an initial public offering of StoreNext USA’s securities or (3) a change of control in StoreNext USA (as defined in the option plan).   The options expire ten years from grant.  In December 2004, StoreNext USA granted options to acquire 1,169,000 of its shares to its employees and directors. These options bear an exercise price of $0.3748 per share, which reflects the market value according to an independent valuation. In addition, in July 2006 additional options to acquire 84,000 of StoreNext USA shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value according to the management’s valuation. Through March 20, 2012, 515,500 of these options were forfeited.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of March 20, 2012 (unless otherwise indicated below), certain information known to us with respect to beneficial ownership of our ordinary shares by each shareholder known by us to be the beneficial owner of five percent or more of our ordinary shares. As of March 20, 2012, 24,486,146 of our ordinary shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	10,525,491	40.9%
Ronex Holdings, Limited Partnership (4)(5)	10,525,491	40.9%
Flatbush Watermill, LLC (6)	3,593,380	14.6%
Clal Insurance Enterprises Holdings Ltd. and affiliates (7)	1,470,652	6.0%
Migdal Insurance & Financial Holdings Ltd. (8)	2,007,049	8.2%
Menora Mivtachim Holdings Ltd. (9)	1,434,986	5.8%
Delek Group Ltd. (10)	1,272,346	5.2%

___________________

(1)	Unless otherwise indicated, each person named or included in this table has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on March 20, 2012, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

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

(6)
Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2, LP and FW3, LP.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. Each of such entities disclaims beneficial ownership of the securities held by the others except to the extent of such entity's pecuniary interest therein, if any. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 350,000 ordinary shares owned by FW2. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,243,380 ordinary shares owned by FW3.  The foregoing information is based solely on the Schedule 13D filed with the SEC by Flatbush Watermills LLC and various affiliated parties, as last amended on January 20, 2012.

(7)
Consists of (i) 1,110,733 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 347,537 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 347,537 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares, and (iii) 12,382 ordinary shares which are reported as beneficially owned by Clal but are not held for Clal’s own account.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., which in turn is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G/A filed with the SEC by Clal and affiliates thereof, on February 14, 2012.

(8)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd., or Migdal, according to the following allocation: 1,184,803 ordinary shares are held by profit participating life assurance accounts; 816,598 ordinary shares are held by provident funds and companies that manage provident funds; and 5,648 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based on a Schedule 13G filed with the SEC by Migdal on February 14, 2012 and information provided by Migdal on March 5, 2012.

(9)
The shares reported as beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties, all of which are wholly-owned subsidiaries of Menora Holdings. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. Consequently, the Menorah Parties do not admit that any of them is the beneficial owner of any ordinary shares. Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menacem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Insurance. Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Mivtachim Pensions. Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Finance. Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Gemel. Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Mutual Funds.  The foregoing information is based on a Schedule 13D/A filed with the SEC by the Menorah Parties on June 29, 2010 and information provided by the Menora Parties on March 6, 2012.

(10)
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

As of March 20, 2012, 8,378,761 of our ordinary shares were held in the United States, by four record holders with mailing addresses in the United States, owning an aggregate of approximately 34.2% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.  Related Party Transactions

For a summary of the agreements with the Alpha Group, see Item 10.C of this annual report. Certain of our shareholders have entered into the Shareholders Agreement (see Item 7.A of this annual report).

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

In April 2011, a purported class action lawsuit, or the Class Action, was filed in the United States District Court for the Northern District of California against  BP West Coast Products LLC, or BP WC, and BP Products North America, Inc. or, together, BP Defendants, and Retalix as co-defendant by Green Desert Oil Group, Inc. and fifteen others, or the Federal Plaintiffs, each of which was purported to be an ARCO, BP or AM/PM franchisee of one or more of the BP Defendants. The complaint alleges, among other things, that the BP Defendants and Retalix failed to act with reasonable care in the manner in which they planned and installed a Point of Sale system with the Federal Plaintiffs, which resulted in damages to the Federal Plaintiffs.  The Federal Plaintiffs further requested, among other things, that the court recognize the lawsuit as a valid class action. On November, 14 2011 the Class Action against Retalix was dismissed with prejudice. In December 2011 the Federal Plaintiffs filed a purported notice of appeal of the court's decision to dismiss the claim against Retalix, which appeal was dismissed by the court in January 2012.  Retalix moved to certify November 14, 2011 as  the date of the dismissal of the claim for purposes of immediate appeal, which the Federal Plaintiffs opposed to.  A hearing on Retalix’s motion is scheduled to early April, 2012.

In May 2011, a lawsuit was filed in the Superior Court for the State of California (for the County of Los Angeles, “LA State Court”) against BP WC, Paypoint Electronic Payment Systems, Inc., or PPS, and Retalix as co-defendants by a few dozen named BP WC franchisees, each of which was purported to be an ARCO, BP or AM/PM franchisee of BP WC, or the State Plaintiffs. This complaint comprised, in essence, the same allegations as the Class Action, but its causes of action include, in addition to breach of contract and negligence, constructive fraud. This complaint was amended in September 2011, or the Amended Complaint, such that the sole remaining cause of action against Retalix related to negligence.  In addition, in September 2011 a new lawsuit was filed in the LA State Court against BP WC, PPS and Retalix as co-defendants by a few dozen named owners and operators of the BP WC franchisees. Except for the different plaintiffs named in the two complaints, this complaint is substantially the same as the Amended Complaint, with the sole cause of action against Retalix relating to negligence. Retalix filed motions to dismiss in both the Superior Court cases and in January 2012 the actions against Retalix were dismissed without prejudice.  However, the Plaintiffs were allowed to file amended complaints, which they did in February 2012, to which Retalix later filed a motion to dismiss.  A court hearing on the motion to dismiss is scheduled to early April, 2012.

Other than the aforementioned proceedings, from time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

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

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares, as reported on the Nasdaq.

	High	Low

2007	$23.30	$15.67
2008	18.23	3.24
2009	13.35	5.30
2010	15.25	10.68
2011	16.78	11.63

2010:
First Quarter	$15.25	$12.55
Second Quarter	14.31	10.68
Third Quarter	13.14	10.99
Fourth Quarter	14.65	11.53

2011:
First Quarter	$16.78	$13.70
Second Quarter	15.50	13.73
Third Quarter	15.60	11.63
Fourth Quarter	16.31	12.65

2012:
First Quarter (through March 20, 2012)	$18.89	$15.98

Most recent six months:
September 2011	$13.95	$11.63
October 2011	$15.39	$12.65
November 2011	$15.16	$13.80
December 2011	$16.31	$13.91
January 2012	$18.00	$15.98
February 2012	$18.89	$17.20
March 2012 (through March 20, 2012)	$17.97	$16.41

The following table sets forth, for the periods indicated, the high and low market prices in NIS, of our ordinary shares on the TASE.

	High		Low

2007	NIS	93.75	NIS	61.30
2008		60.90		14.55
2009		51.25		22.00
2010		57.25		40.01
2011		62.6		44.42

2010:
First Quarter	NIS	57.25	NIS	47.39
Second Quarter		52.78		40.01
Third Quarter		50.83		43.30
Fourth Quarter		51.84		41.50

2011:
First Quarter	NIS	58.00	NIS	45.00
Second Quarter		51.90		48.10
Third Quarter		52.50		44.42
Fourth Quarter		62.60		48.3

2012:
First Quarter (through March 20, 2012)	NIS	70.2	NIS	60.90

Most recent six months:
September 2011	NIS	51.20	NIS	44.42
October 2011		55.50		48.30
November 2011		56.20		51.39
December 2011		62.60		52.94
January 2012		66.67		60.90
February 2012		70.20		63.50
March 2012 (through March 20, 2012)		67.98		61.38

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

B.  Memorandum and Articles of Association

Our articles of association were last amended on September 26, 2011. The following is a summary description of certain provisions of our amended memorandum of association and articles of association, and certain relevant provisions of the Israel Companies Law which apply to us.

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

We are authorized to issue 50,000,000 ordinary shares par value NIS 1.00 per share, of which 24,486,146 ordinary shares were outstanding as of March 20, 2012.

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

Approval of Certain Transactions under Israeli Law

Under the Companies Law, the approvals of the audit committee and the board of directors are required for all compensation arrangements of office holders who are not directors. Under the Companies Law, director’s compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order. However, if the compensation terms of external directors comply with certain provision of the applicable regulations under the Companies Law, then board approval suffices.

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative.

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

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. In specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

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

Duties of Shareholders

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•
at least a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the votes of shareholders who have no personal interest in the transaction that are voted against the transaction do not represent more than two percent of the voting rights in the company.

Any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances.

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

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of criminal intent; and

•	certain financial obligations imposed and reasonable litigation expenses incurred by the office holder as a result of an administrative proceeding instituted against him.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

The Management Agreement has an initial term of five years and will be automatically renewed for additional successive one-year terms, unless terminated for any reason by any party during any renewal period, upon thirty days' advance written notice to the other party prior to expiration of the relevant renewal term. However, pursuant to a recent amendment to the Companies Law, the Management Agreement is subject to the re-approval of our non-interested shareholders in 2012.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

Distributions on Ordinary Shares

Since 1995, we have not paid cash dividends on our ordinary shares.  In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive, or, the Income Test; or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income, to the Asset Test.

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

We believe that we were not a PFIC for our 2010 or 2011 taxable years and do not anticipate being a PFIC in 2011. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our ordinary shares. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015.  You should consult your tax advisor regarding the HIRE Act.

Taxation of our U.S. Subsidiaries

The following summary describes our organizational structure in the United States and the applicable income taxes.

We operate in the United States through several corporations. Retalix Holdings, Inc., referred to as Retalix USA Holdings, is the U.S. parent, which is wholly-owned by Retalix Ltd. Retalix USA Holdings owns 100% of the stock of several U.S. corporations:  Retalix USA Inc.; RCS; and two U.S. limited liability companies, StoreNext USA and MTXEPS LLC. StoreNext USA and MTXEPS are disregarded as entities  separate from its owner for U.S. federal income tax purposes. As such, all of StoreNext USA’s and MTXEPS’s results are included in Retalix USA Holdings’ U.S. federal income tax return. Retalix USA Holdings and its wholly-owned subsidiaries have elected to file U.S. federal income tax returns on a consolidated basis. The combined U.S. federal and state income tax rates applicable to Retalix USA Holdings and its subsidiaries are 37% to 40%. Retalix USA Holdings and its subsidiaries are subject to the same U.S. federal income tax rates on capital gain income. Each of Retalix USA Holdings and its subsidiaries are subject to state income/franchise taxes in the states in which they do business. Depending on each state’s requirements, taxes may be imposed on a consolidated, combined or separate company basis. State taxes are imposed on the U.S. taxable income at an approximate rate of 6% after the U.S. federal tax benefit of deducting those state income taxes.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 26% for the 2009 tax year, 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at the rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, as in effect prior to 2005, provided that upon application to the Investment Center of the Israeli Ministry of Industry (“the Investment Center”), Trade and Labor, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See the discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products developed and manufactured outside of Israel.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such individual is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), in which case the tax rate will be 30%. Israeli resident companies are subject to tax on capital gains derived from the sale of listed shares at the regular corporate tax rate. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Dividends Applicable to Shareholders

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder (within the meaning of the Israeli Income Tax Ordinance, which is a shareholder that holds directly or indirectly, including with others, at least 10% of any means of control in the company) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

Taxation of Non-Israeli Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends. As of January 1, 2012, on distributions of dividends by an Israeli company to non Israeli shareholders, other than bonus shares and stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise (or Benefited Enterprise) are subject to withholding tax at a rate of 15%.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. We furnish to the SEC quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

During 2011 and 2010, due to the increased volatility in the exchange rate of the various currencies that are relevant to our business against the dollar, we increased our use of foreign currency forward contracts and zero cost cylinder contracts for conversion of Australian dollars, British Pounds, Euros and NIS into dollars. Most of these contracts were rolled over a few times since their original closure in recent years.

As of December 31, 2011, we had forty five open contracts, not designated for hedging, for the conversion of such foreign currencies into a total of approximately $16.7 million, the fair value of which as of December 31, 2011 was $483,000.  The $483,000 amount reflects the estimated amounts that we would pay to terminate the contracts at the reporting date and which was charged to financial expenses. As of December 31, 2010, we had fifty six open contracts of this nature for the conversion of such foreign currencies into a total of approximately $26.3 million, the fair value of which as of December 31, 2010 was $481,000.

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

The effect of derivative instruments designated as cash flow hedging relationships on other comprehensive income (loss) for the year ended December 31, 2011 amounted to ($425,000).

    As of December 31, 2011, we had the following open foreign currency forward contracts and zero cost cylinders, all of up to twelve months in term and maturing between January to December 2012:

Sell	Buy
In millions	In millions	Transaction date	Forward date

US Dollar 4.8	NIS 18.0	September-December 2011	January-March 2012
NIS 9.7	$ 2.5	December 2011	January 2012
Euro 6.2	$ 8.4	August-December 2011	January-September 2012
Australian dollar 3.3	$ 3.3	August-December 2011	January-September 2012
British pounds 3.5	$ 5.5	August-December 2011	January-September 2012
US Dollar $27.7	NIS 104.3	September-December 2011	January-November 2012
NIS 104.3	$ 27.7	September-December 2011	January-November 2012

The fair value of these outstanding contracts as of December 31, 2011 reflects an asset in the amount of $0.8 million and a liability of $0.7 million.

Other than foreign exchange derivative financial instruments as described above, we do not use derivative financial instruments in our investment portfolio.

The table below presents principal amounts and related weighted average rates by periods of maturity for our investments in deposits (primarily included in cash and cash equivalents in our consolidated financial reports) and marketable securities held as of December 31, 2011.

(In thousands, except percentages)

		Maturity and available for sale		Total book value	Total fair value
		2012	2020-36
Corporate securities held to maturity bearing fixed	Book value	$9	$199	$208	$208
interest rate (1)	WAYM *	13.36%	3.23%	3.67%	3.67%
Marketable Securities (1)	Book value		$830	$830	$830
	WAY**		5.42%	5.42%	5.42%
Dollar linked money market funds and deposits (2)	Book value	$114,260		114,260	114,260
	WAIR***	2.17%		2.17%	2.17%
NIS linked Deposits (2)	Book value	$10,856		$10,856	$10,856
	WAIR***	1.64%		1.64%	1.64%
British pounds linked Deposits (2)	Book value	$1,986		$1,986	$1,986
	WAIR***	0.00%		0.00%	0.00%
Euro linked deposits (2)	Book value	$3,859		$3,859	$3,859
	WAIR***	0.00%		0.00%	0.00%
Australian dollars linked deposits (2)	Book value	$3,582		$3,582	$3,582
	WAIR***	4.71%		4.71%	4.71%
Japanese Yen linked deposits (2)	Book value	$93		$93	$93
	WAIR***	0.00%		0.00%	0.00%
South Africa Rand linked deposits (2)	Book value	$8		$8	$8
	WAIR***	0.00%		0.00%	0.00%
Total	Book value	$134,653	$1,029	$135,682	$135,682
	WAY****	2.10%	5.00%	2.12%	2.12%

*	Weighted average yield to maturity
**	Weighted average yield as per the performance of 2011
***	Weighted average interest rate
****	Weighted average yield
(1)	Classified in the consolidated financial statements attached herein as marketable securities and marketable debt securities.
(2)	Classified in the consolidated financial statements attached herein as cash and cash equivalents.

Foreign Currency Risk

The majority of our revenues is denominated in U.S. Dollars or linked to the U.S. dollar, and our financing is mostly in U.S. dollars, and thus the U.S. dollar is our functional currency.  However, but some of our revenues are generated in other currencies such as NIS, British Pounds, Australian Dollars or Euros. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars or in dollar-linked currencies, but a significant portion of our expenses such as salaries or hardware costs are generated in other currencies such as NIS, British Pounds, Australian Dollars or Euros. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies. As a result, some of our financial liabilities are denominated in these non-dollar currencies. In addition, some of our bank credit is linked to these non-dollar currencies. Most of the time, our non-dollar assets are not totally offset by non-dollar liabilities. Due to the foregoing and to the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. During 2011, 2010 and 2009 we incurred net non-dollar currency loss of $187,000, gain of $375,000 and loss of $1,054,000, respectively.

We hold most of our financial assets in dollar or dollar linked investment channels. In addition, we may, from time to time, enter into short-term forward inter-currency transactions in an attempt to maintain a similar level of assets and liabilities in any non-U.S. Dollar currency and thus trying to offset exposures to inter-currency fluctuations.

The following table sets forth our non-dollar assets and liabilities as of December 31, 2011:

(in thousands)

Currency	Israeli currency	Other non-dollar currency

Assets	$28,582	$29,911
Liabilities	$(25,254)	$(11,906)

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of December 31, 2011, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Retalix to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2011.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, the independent registered public accounting firm that audited our 2011 consolidated financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Changes in internal control over financial reporting

We have continued implementing our ERP software system on a company-wide basis to replace our various legacy systems as part of a multi-year program. During 2009, 2010 and 2011, we implemented several significant modules of the ERP system at our principal offices. The implementation of the ERP system represented a change in our internal control over financial reporting. Therefore, as appropriate, as part of our initial roll-out to principal offices, we modified the design and documentation of internal control processes and procedures relating to the implementation of the new system to supplement and complement existing internal control over financial reporting. We performed a design, documentation and testing of internal control processes and procedures relating to the new system relative to our evaluation of our internal control over financial reporting as of December 31, 2011. The initial roll-out focused on implementation of basic system functionality, and as such, we have maintained many of our manual processes and procedures.  We believe that over time the new ERP system will strengthen and enhance our internal control over financial reporting as additional phases are implemented. However, there are inherent risks in implementing any new system that could impact our financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics, which applies to all of our employees, in house contractors, agents, officers and directors, including our Chief Executive Officer and Chief Financial Officer. On February 28, 2012, our Board approved various amendments to the code, including introduction of Foreign Corrupt Practices Act (FCPA) related provisions regarding gifts, payment and amenities to government officials and other third parties business partners and provisions regarding protection of our assets (protection of both confidential and proprietary information and physical assets), privacy, health and safety provisions and other provisions. We will provide a copy of our Code of Ethics, free of charge, to any person who requests one. Such requests may be sent to our offices at 10 Zarhin Street, Ra’anana, Israel, Attention: General Counsel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, serves as our principal independent registered public accounting firm. The following table presents the aggregate fees for professional audit services and other services rendered by our principal independent registered public accounting firm in 2010 and 2011:

	Year Ended December 31, (U.S. $ in thousands)
	2010	2011

Audit Fees	750	750
Audit Related Fees	87	34
Tax Fees	50	50
Other Fees	117	49
Total	$1,004	$883

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

“Other Fees” are the aggregate fees billed for professional services rendered for accounting processes and procedure review other than in connection with the audit.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

1.1
Memorandum of Association of Registrant, as amended  (previously filed on June 15, 2010 as exhibit 1.1 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated herein by reference).

1.2	Articles of Association of Registrant, as amended on September 26, 2011.

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

4.3
2009 Share Incentive Plan, as amended (previously filed on April 14, 2011 as exhibit 4.3 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2010, and incorporated herein by reference).

4.4
Form of Warrant issued to members of the Alpha Group on November 19, 2009 (previously filed on June 15, 2010 as exhibit 4.7 to Retalix's annual report on Form 20-F for the fiscal year ended December 31, 2009 and incorporated herein by reference).

4.5
Management Services Agreement, dated as of November 19, 2009, among Retalix Ltd. and Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (previously filed on September 21, 2009 as exhibit 99.1(c) to Retalix's Form 6-K and incorporated herein by reference).

4.6
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

101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, and (iii) the Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 4, 2012	RETALIX LTD. By: /s/ Shuky Sheffer —————————————— Shuky Sheffer, Chief Executive Officer

Date: April 4, 2012	By: /s/ Hugo Goldman —————————————— Hugo Goldman, Chief Financial Officer

RETALIX LTD.
2011 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RETALIX LTD.

We have audited the accompanying consolidated balance sheets of Retalix Ltd. (“the Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, of changes in equity and of cash flows for each of the years in the three year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations, changes in equity and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 4, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

RETALIX LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2011	2010
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS
Cash and cash equivalents	38,644	77,066
Short-term deposits	96,000	55,000
Marketable securities	9	2,012
Accounts receivable
Trade	56,721	55,536
Other	5,234	2,723
Prepaid expenses	4,295	4,436
Inventories	1,407	1,016
Deferred income taxes	4,374	4,572
Total current assets	206,684	202,361
NON-CURRENT ASSETS
Long-term receivables	830	1,099
Long-term prepaid expenses	1,749	879
Long-term investments	1,029	494
Amounts funded in respect of employee rights upon retirement	10,329	12,855
Deferred income taxes	11,385	9,737
Other	200	298
Total non – current assets	25,522	25,362

PROPERTY, PLANT AND EQUIPMENT, net	17,586	15,070
GOODWILL	64,980	50,803

OTHER INTANGIBLE ASSETS, net of accumulated amortization
Customer relationship	13,690	9,748
Other	3,618	1,348
	17,308	11,096
Total assets	332,080	304,692

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2011	2010
	U.S. $ in thousands (except share data)

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loans	-	267
Accounts payable and accruals:
Trade	6,855	6,511
Employees and employee institutions	10,913	8,512
Accrued expenses	14,322	11,175
Other	4,823	2,145
Deferred revenues	19,071	21,366
Total current liabilities	55,984	49,976
LONG-TERM LIABILITIES
Long-term deferred revenues	3,942	2,055
Employee rights upon retirement	14,220	16,392
Deferred income tax liability	270	271
Other tax payables	3,493	476
Total long-term liabilities	21,925	19,194
Total liabilities	77,909	69,170
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	-	-

EQUITY
Share capital – Ordinary shares of NIS 1.00 par value (authorized: December 31, 2011 and December 31, 2010 – 50,000,000 shares; issued and outstanding: December 31, 2011 – 24,485,946 shares and December 31, 2010 – 24,160,075 shares, respectively)	6,464	6,375
Additional paid in capital	217,715	212,429
Retained earnings	24,852	11,162
Accumulated other comprehensive income	273	1,110
Total Retalix shareholders’ equity	249,304	231,076
Non-controlling interest	4,867	4,446
Total equity	254,171	235,522
Total liabilities and equity	332,080	304,692

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands (except earnings per share data)
REVENUES:
Product sales	50,933	58,000	58,145
Services	185,107	149,374	134,248
Total revenues	236,040	207,374	192,393
COST OF REVENUES:
Cost of product sales	31,997	34,974	39,560
Cost of services	106,725	88,526	74,564
Total cost of revenues	138,722	123,500	114,124
GROSS PROFIT	97,318	83,874	78,269

OPERATING EXPENSES:
Research and development – net	32,026	29,657	28,991
Selling and marketing	26,221	17,338	18,776
General and administrative	26,639	24,635	21,007
Other income – net	(761)	(181)	(154)
Indirect private placement costs	-	-	1,823
Total operating expenses	84,125	71,449	70,443
INCOME FROM OPERATIONS	13,193	12,425	7,826
FINANCIAL INCOME, net	1,828	3,509	1,757
INCOME BEFORE TAXES ON INCOME	15,021	15,934	9,583
TAX EXPENSES	(495)	(4,667)	(3,494)
INCOME AFTER TAXES ON INCOME	14,526	11,267	6,089
SHARE IN INCOME OF AN ASSOCIATED COMPANY	38	25	17
NET INCOME	14,564	11,292	6,106
NET INCOME ATTRIBUTABLE TO NON – CONTROLLING INTERESTS	(874)	(505)	(310)

NET INCOME ATTRIBUTABLE TO RETALIX LTD.	13,690	10,787	5,796
EARNINGS PER SHARE ATTRIBUTABLE TO RETALIX LTD. – in U.S. $:
Basic	0.56	0.45	0.28
Diluted	0.55	0.44	0.28
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,230	24,102	20,824
Diluted	24,717	24,515	21,020

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Ordinary shares
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income	Total Retalix shareholders’ equity	Non-controlling Interest	Total Equity
		U . S . $ I n t h o u s a n d s
BALANCE AT DECEMBER 31, 2008	20,389	5,380	175,435	(5,421)	328	175,722	3,327	179,049
CHANGES DURING 2009:
Net income				5,796		5,796	310	6,106
Difference from translation of non dollar currency financial statements of a subsidiary and associated company					314	314	49	363
Comprehensive income						6,110	359	6,469
Stock based compensation expenses			2,624			2,624		2,624
Issuance of share capital and warrants, net of $1,414 issuance costs	3,613	953	30,515			31,468		31,468
Issuance of share capital to employees and non- employee resulting from exercise of options	81	20				20		20
BALANCE AT DECEMBER 31, 2009	24,083	6,353	208,574	375	642	215,944	3,686	219,630
CHANGES DURING 2010:
Net Income				10,787		10,787	505	11,292
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(1)	(1)	255	254
Unrealized gains on derivative instruments, net of tax					469	469		469
Comprehensive income						11,255	760	12,015
Stock based compensation expenses			3,855			3,855		3,855
Issuance of share capital to employees resulting from exercise of options	77	22				22		22
BALANCE AT DECEMBER 31, 2010	24,160	6,375	212,429	11,162	1,110	231,076	4,446	235,522
CHANGES DURING 2011:
Net Income				13,690		13,690	874	14,564
Differences from translation of non dollar currency financial statements of a subsidiary and associated company					(473)	(473)	(453)	(926)
Unrealized gains on investments					530	530		530
Unrealized loss on derivative instruments, net of tax					(894)	(894)		(894)
Comprehensive income						12,853	421	13,274
Stock based compensation expenses			2,326			2,326		2,326
Issuance of share capital to employees resulting from exercise of options	326	89	2,960			3,049		3,049
BALANCE AT DECEMBER 31, 2011	24,486	6,464	217,715	24,852	273	249,304	4,867	254,171

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	14,564	11,292	6,106
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,212	5,989	6,475
Losses from sale of property, plant and equipment	-	21	44
Share in income of an associated company	(38)	(25)	(17)
Stock based compensation expenses	2,326	3,855	2,624
Changes in accrued liability for employee rights upon retirement	(1,328)	2,243	311
Losses (gains) on amounts funded in respect of employee rights upon retirement	871	(1,365)	(1,023)
Deferred income taxes – net	(1,498)	2,854	3,209
Net decrease (increase) in marketable securities	20	(99)	162
Other	123	172	13
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	218	(598)	17,339
Other (including long term other tax receivable)	(4,152)	6,781	2,190
Increase (decrease) in accounts payable and accruals:
Trade	98	(530)	(1,653)
Employees, employee institutions and other	789	(979)	4,102
Decrease (increase) in inventories	(390)	472	(456)
Increase (decrease) in long-term institutions	3,017	-	(636)
Increase (decrease) in deferred revenues	(720)	3,638	625

Net cash provided by operating activities – forward	20,112	33,721	39,415

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands

Net cash provided by operating activities – brought forward	20,112	33,721	39,415
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	180	490
Sales of marketable trading securities	-	-	2,535
Proceeds from (investment in) available-for-sale marketable securities	1,978	(1,679)	-
Investment in short term deposits	(41,000)	(55,000)	-
Business purchased net of cash acquired (a)	(16,930)	-	-
Proceeds from (investment in) subsidiaries and associated company	130	-	(22)
Purchase of property, plant, equipment and other assets	(5,273)	(2,566)	(2,985)
Proceeds from sale of property, plant and equipment	-	-	120
Amounts funded in respect of employee rights upon retirement, net	444	(855)	(913)
Changes in restricted deposits	-	(179)	(184)
Long-term loans collected from employees	-	-	14
Net cash used in investing activities	(60,651)	(60,099)	(945)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(273)	(242)	(249)
Issuance of share capital and warrants to shareholders	-	-	31,468
Issuance of share capital to employees and non-employees resulting from exercise of options	3,049	22	20
Short-term loan – net	-	(170)	170
Net cash provided by (used in) financing activities	2,776	(390)	31,409
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(659)	159	250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(38,422)	(26,609)	70,129
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	77,066	103,675	33,546
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	38,644	77,066	103,675

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) – 3

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

Year ended December 31
2011
U.S. $ in thousands
(a) Acquisition of subsidiaries consolidated for the first time:

Assets and liabilities of the subsidiary at date of acquisition:
Working capital (excluding cash and cash equivalents)	1,501
Fixed assets	(552)
Long-term liabilities	412
Goodwill arising on acquisition and intangible assets	(22,615)
(21,254)
Less: Earn-out payment	4,324
Net cash paid	(16,930)

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands
(b) Supplementary disclosure of cash flow information -
cash paid and received during the year for:

Interest paid	33	194	240
Income tax paid	1,146	2,308	3,215
Income tax returned	528	8,600	4,399

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations:

a)
Retalix Ltd. (the “Company”), an Israeli corporation whose shares are listed on the Nasdaq Global Select Market (under the symbol “RTLX”) and on the Tel-Aviv Stock Exchange (“TASE”), separately and together with its subsidiaries and an associated company (the “Group”), develops, manufactures and markets integrated enterprise-wide, open software solutions for the sales operations and supply chain management operations of food and fuel retailers, including supermarkets, convenience stores and fuel stations as well as suppliers and manufacturers in the food industry.

b)	As to the Group’s geographical revenues and principal customers, see note 14.

c)	Subsidiary - over which the Company has control and over 50% of the ownership.

d)	Associated company - an investee company (which is not a subsidiary), over which financial and operational policy the Company exerted significant influence until it was sold during 2011.

2)	Accounting principles and use of estimates in the preparation of financial statements:

The financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements as well as the reported amounts of revenues and expenses during the reporting years. Actual amounts could differ from those estimates.

Accounting principle and estimates used in the preparation of these financial statements were applied on a consistent manner. The Company adopts new accounting standards as they become applicable. See note 1w.

3)	Functional currency:

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar”; “$”). Most of the Group’s revenues and also most of the Group’s expenses incur in dollars. The Group’s financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

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

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Currency transaction gains or losses are carried to financial income or expenses, as appropriate. The functional currency of a few Israeli subsidiaries and one foreign subsidiary is their local currency (“New Israeli Shekel” (“NIS”) and Euro, respectively). The financial statements of such subsidiaries are included in the consolidation based on translation into dollars in accordance with FASB Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC 830”):

Assets and liabilities are translated at year end exchange rates, while operating results items are translated at average exchange rates during the year. Differences resulting from translation are presented in equity under accumulated other comprehensive income.

The financial statements of the associated company are included in the financial statements of the Company in accordance with the equity method, based on translation into dollars in accordance with ASC 830.  The resulting translation adjustments are presented under equity- accumulated other comprehensive income.

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

RETALIX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than temporary. Effective in the second quarter of 2009, if an other-than-temporary impairment exists for debt securities, we separate the other-than-temporary impairment into the portion of the loss related to credit factors, or the credit loss portion, and the portion of the loss that is not related to credit factors, or the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Companies best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount on the other-than-temporary impairment. The credit loss portion is recorded as a charge to earnings, and the non-credit-loss portion is recorded as a separate component of other comprehensive income.

e.	Investment in an associated company

This investment was accounted for by the equity method and included among other non-current assets. During 2011 the Company sold its holding in the associated company.

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

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment at least annually in our fourth quarter or between annual tests if certain events or indicators of impairment occur. See note 4a.

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

Other intangible assets are amortized over a period of one to twenty years, except acquired trademark that is tested for impairment annually (see note 4b).

i.	Impairment in value of long-lived assets

Long lived assets held and used by the Company are reviewed for impairment in accordance with ASC No. 360-10 "Impairment and Disposal of Long Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of property and equipment is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

j.	Contingent consideration

The aggregate consideration for certain of the Company’s acquisitions increases when certain future internal performance goals are later satisfied. Such additional consideration will be paid in cash and are reserved for that purpose.

Contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination are recognized initially at fair value. Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income. As of December 31, 2011 we have contractual contingent consideration terms in the fair value amount of $4,324,000 related to a recent acquisitions performed by the company during 2011.

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

The Company asses its valuation allowance considering different indicators including profitability of the different entities around the world, the ability to utilized the deferred tax over the years assets, effectiveness of carry forward net operating losses limitations in different jurisdictions etc.

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

4)
Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments, not to realize them.

5)
The Company records accruals for uncertain tax positions. Those accruals are recorded to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions as part of its income taxes.

l.	Revenue recognition

The Group derives its revenues from the licensing of integrated software products, and to some extent from the sale of complementary computer and other hardware equipment, all of which it classifies as revenues from product sales. The Group also derives revenues from maintenance and other professional services which are principally software changes and enhancements requested by customers as well as various system integration services, on-line application, information and messaging services, mostly associated with products sold by the Group and which it classifies as revenues from services.

Revenues from sales of software license agreements are recognized when all of the criteria in ASC No. 985-605, “Software Revenue Recognition”, are met. Revenues from products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectability is probable.

Revenues from software licenses that require significant customization, integration and installation are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Input Method” when collectability is probable. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2011, no such estimated losses were identified.

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

Hardware sales are recognized on a gross or net price basis, based on their different characteristics in accordance with ASC 605-45, “Principal Agent Considerations”.

Starting January 1, 2011, the Company adopted Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13") &  Accounting Standard Update No. 2009-14: Certain Revenue Arrangements That Include Software Elements - ("ASU 2009-14").

For all software revenue arrangements containing software that is “more than incidental” to the product as a whole that were entered into prior to January 1, 2011 and that have not been subsequently materially modified, as well as multiple element software arrangements without hardware, the Company allocates revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on VSOE of fair value of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If the Company is unable to establish VSOE of fair value for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is Post Contract Support (“PCS”), the Company recognizes the arrangement fee ratably over the PCS period or over the product's estimated economic life, as applicable.

In cases where the products are sold to smaller retailers, through resellers, revenues are recognized as the products are supplied to the resellers. In specific cases where resellers have a right of return or the Company is required to repurchase the products or in case the Company guarantees the resale value of the products, revenues are recognized as the products are delivered by the resellers.

Revenues from on-line application, information and messaging services, are recognized as rendered.

Deferred revenue includes transactions for which payment was received from customers and revenue which has not yet been recognized as well as obligations related to the provision of maintenance services.

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

Financial instruments, which potentially subject the Company to credit risk, consist principally of marketable securities, trade receivables (including allowance for doubtful accounts) and interest bearing investments. The cash and cash equivalents as of December 31, 2011 are deposited mainly with leading Israeli and U.S. banks. As of December 31, 2011, the Company has an investment of $830,000 of a security held in ARS (see note 1d). In the opinion of the Company, the credit risk inherent in these balances is remote. In addition, the Company performs on-going credit evaluations of its clients and generally does not require collateral.

o.	Allowance for doubtful accounts

The Company estimated the allowance for doubtful accounts on the basis of rates applied to customer balances in accordance with aging and on the basis of analysis of specific debts which are doubtful of collection. In determining the allowance for doubtful accounts, the Group considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operate, financial information available on such customers, etc.

p.	Earnings per share (“EPS”)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method. As to the data used in the per share computation, see note 15(d).

q.	Other comprehensive income

Other comprehensive income, presented in equity, represents change of fair value of derivatives instruments designated for hedging, unrealized gains of investments in security and currency translation adjustments of non-dollar currency financial statements of subsidiaries and of an associated company. The accumulated balance of other comprehensive income at December 31, 2011, 2010 and 2009, is $273,000, $1,110,000 and $642,000, respectively.

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

The Company records as an expense equity instruments issued to third party service providers (non-employees) at fair value based on an option-pricing model, pursuant to the guidance in ASC No. 505-50 (Equity-Based Payments to Non-Employees) “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”.

RETALIX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The fair value of the options granted to employees is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award.

The total stock based employee compensation awards costs recognized in the years ended December 31, 2011, 2010 and 2009 income statement were $2,326,000, $3,855,000 and $2,624,000, respectively.

s.	Advertising expenses

These costs are charged to selling and marketing expenses as incurred. Advertising expenses totaled $1,443,000, $1,426,000 and $698,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

t.	Derivative financial instruments

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company's exposure in currencies other than the dollar. The Company measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative qualified and designated as a hedge is recognized in “financial income - net”. If a derivative does not meet the definition of a hedge, the changes in the fair value are included, as incurred, in the statements of income and included in “financial income - net”.

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

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Group but which will only be resolved when one or more future events occur or fail to occur. The Group’s management assesses such contingent liabilities and estimated legal fees, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Group or unasserted claims that may result in such proceedings, the Group’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated amount would be recorded as accrued expenses in the Group’s financial statements. If the assessment indicates that a potential loss is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

w.	Recently adopted standards

1)
In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The adoption of the amendment by the Company did not have a material impact on its consolidated financial statements.

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

ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 by the Company did not have an impact on its consolidated financial statements.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)
In October 2009, the FASB issued ASU No. 2009-14 “Certain Revenue Arrangements That Include Software Elements". ASU 2009-14 amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. The Company adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011.  The adoption of ASU 2009-14 by the Company did not have an impact on its consolidated financial statements.

x.	Newly issued accounting pronouncements:

1)
In December 2011, the FASB issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

2)
In June 2011, the FASB amended its guidance regarding presentation of comprehensive income. The amendment eliminates the option to present items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. The Company will adopt this amendment on January 1, 2012.The adoption will change the way the Company presents comprehensive income, as under current guidance, the Company presents comprehensive income within the statement of changes in equity in annual periods.

3)
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among others, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy.

For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company will adopt ASU 2011-04 on January 1, 2012 and does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

4)
In September 2011, the FASB amended the guidance for goodwill impairment testing. According to this amendment, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has not yet adopted this amendment.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – ACQUISITIONS:

The results of the following acquisitions done by the Company to further expand its product offerings and market position are included in the Company’s consolidated statement of income (loss) as of the date of the acquisition of each company.

In July 2011, the Company through its subsidiary Retalix Holdings Inc., acquired substantially all of the assets and certain identified liabilities of MTXEPS LLC, a provider of innovative, secure, end-to-end electronic payment software solutions for retailers delivered via SaaS and in-store models, for $18,950,000 in cash and up to an additional $6,000,000 may be paid over the course of the next two years based on the achievement of certain performance metrics. The acquisition aimed at enhancing our market leadership in offering retailers comprehensive, advanced solutions across all customer touch points and sales channels, and enhancing our SaaS offering. The identified tax deductable intangible assets and goodwill acquired amounted to approximately $22,615,000 and included customer relationships of approximately $7,051,000 to be amortized over an estimated useful life of 10 years, acquired technology of approximately $1,372,000 to be amortized over an estimated useful life of 5 years and Goodwill of approximately $14,192,000. Such goodwill reflects the value of the Company’s expectations for future growth opportunities. Pro-forma information with respect to MTXEPS LLC is not required as it is not material.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2011	2010
	U.S. $ in thousands
Computers and peripheral equipment	24,773	19,960
Land lease rights and buildings	13,162	13,162
Vehicles	102	102
Office furniture and equipment	5,893	5,711
Leasehold improvements	3,000	2,418
	46,930	41,353

Less - accumulated depreciation	29,344	26,283
	17,586	15,070

b.	As to geographical locations, see note 14c.

c.	Depreciation expenses totaled $2,806,000, $2,495,000 and $2,744,000, in the years ended December 31, 2011, 2010 and 2009, respectively.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for each geographical location are as follows:

	U.S.	Israel	International(Europe)	Total
	U.S $ in thousands

Balance as of January 1, 2010, net (see below)	42,475	3,840	4,488	50,803
Changes in goodwill balance during the year	-	-	-	-
Balance as of December 31, 2010, net	42,475	3,840	4,488	50,803
Goodwill attributed to additional investments in subsidiaries	14,192	-	-	14,192
Differences from translation of non dollar currencies	-	-	(15)	(15)
Changes in goodwill balance during the year	-	-	-	-
Balance as of December 31, 2011, net	56,667	3,840	4,473	64,980

The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses a valuation model of future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill exists. The Company concluded its annual impairment test and no impairment was identified.

b.	Intangible assets:

1)	The following table presents the components of the Company’s acquired intangible assets:

	Weighted average amortization period	Original amount December 31		Amortized balance December 31
		2011	2010	2011	2010
	Years	U.S. $ in thousands
Customer relationships	6.2	27,361	24,925	13,690	9,748
Acquired technology	4.6	1,373	10,777	1,258	74
Other identified intangible assets *		2,965	1,787	2,360	1,274
Total		31,699	37,489	17,308	11,096

*	Including non-amortized portion of $710,000 for acquired tradename and acquired technological knowledge (see paragraph 3).

2)
Intangible assets amortization expenses during 2011 that are attributed to prior years’ acquisitions totaled $2,849,000 and amortization attributed to current year acquisitions totaled $557,000. In the years ended December 31, 2010 and 2009 intangible assets amortization expenses totaled $3,494,000 and $3,731,000, respectively. Intangible assets amortization expenses are classified mainly into Cost of Revenues. Future annual amortization expenses are approximately $4,101,000, $3,843,000, $2,928,000, $1,348,000 and $1,083,000 in 2012, 2013, 2014, 2015 and 2016, respectively.

3)
During 2011, 2010 and 2009, the Company acquired technological knowledge in the Warehouse Management Systems field from Made4Net LLC for $1,178,000, $185,000 and $438,000, respectively, in cash. The Company started amortizing the technological knowledge during 2011 over a period of 5 years once it became operational.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Long- term loans classified by currency of repayment are as follows (the Company had no long-term loans on December 31, 2011):

	Interest rate as of December 31, 2010	December 31
	%	2010
		U.S. $ in thousands
Bank loan -
In EURO	Fixed at 2%	124
Other:
Loan from shareholders of a subsidiary	LIBOR*+ 0.75%	143
		267
Less - current maturities		267
		-

*   The $ LIBOR rate as of December 31, 2010 – 0.303%.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial items carried at fair value as of December 31, 2011 and 2010 are classified in the tables below in one of the three categories described in note 1u:

	December 31, 2011
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

ARS, see below*	830		830
Derivatives-net **	58		58
Contingent consideration in connection with business combination	4,324			4,324
Total	5,212	-	888	4,324

	December 31, 2010
	Total	Level 1	Level 2	Level 3
	U.S. $ in thousands

ARS, see below*	300			300
Government Bonds Securities Available For Sale	1,819	1,819
Derivatives-net **	950		950
Total	3,069	1,819	950	300

*       Marketable securities consist of securities classified as available for sale and are recorded at fair value. The fair value of securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. The ARS is presented in Other Account receivable.

**     Derivatives represent foreign currency forward contracts and cylinders which are valued primarily based on observable inputs including forward and spot prices for currencies. Derivatives are presented gross in Other Account receivable and in Other Current Liabilities.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

As of December 31, 2010, the Company held in ARS which failed auctions, in an amount of $1 million at par value and maturity in 2036, which is classified as available-for-sale and is recorded at fair value of $300,000 in its books. In recent years this ARS did not have an active market, fair value was determined using a valuation model that considers references to other instruments with similar characteristics, in performance of a Trinominal Discount Model relying as little as possible on entity-specific inputs. Factors considered in determining whether a loss is temporary included the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee based on the credit rating, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Changes in fair value of the ARS were reflected in other comprehensive income and in 2008 an other than temporary impairment of $700,000 was identified and recorded. During 2011 the Company received a bank quote reflecting an observable price of the ARS increasing its fair value by $530,000 through other comprehensive income.

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

c.
The Company's agreements with employees in Israel, joining the Company since May 2008 are in accordance with Section 14 of the Severance Pay Law, 1963, whereas, the Company's contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee's monthly salary, and release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

d.
The severance expenses amounted to $4,148,000, $3,749,000 and $1,441,000 in the years ended December 31, 2011, 2010 and 2009, respectively. The 401(k) plan’s expenses as mentioned in paragraph b. above amounted to $854,000, $772,000 and $748,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – EMPLOYEE RIGHTS UPON RETIREMENT (continued):

e.	The profits (loss) on the amounts funded totaled $(871,000), $1,365,000 and $1,023,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

f.	Cash flow information regarding the Company’s liability for employee rights upon retirements:

1)
The Company expects to pay $1,248,000 future benefits to its employees during 2012 to 2021 upon their normal retirement age - see breakdown below. The amount was determined based on the employees’ current salary rates and the number of service years that will be accumulated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

U.S. $ in thousands
Year ending December 31:
2012	198
2013	171
2014	171
2015	152
2016	142
Thereafter (through 2021)	414
1,248

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Lease agreements:

The Group has entered into operating lease agreements for the premises it uses; the last lease expires in 2017. In addition, the Company leases vehicles under standard commercial leases for periods of up to three years per vehicle.

The projected charges under the above leases are mainly denominated in U.S. $, at rates in effect as of December 31, 2011, as follows:

U.S. $ in thousands
Year ending December 31:
2012	5,736
2013	3,722
2014	2,201
2015	1,216
2016	508
13,383

Office and vehicles lease expenses totaled $6,795,000, $6,166,000 and $6,225,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

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

In case of failure of a project that was partly financed, the Company is not obligated to pay any such royalties. Under the terms of these funding programs, royalties of 3.5% are payable on sales of products developed under such funding programs, up to 100% of the amount of funding received (dollar linked and bearing annual interest at the LIBOR rate).

Payment of royalties on account of development projects funded as above is conditional upon the ability to generate revenues from products developed under such projects. Accordingly, the Group is not obligated to pay any royalties on account of funded projects which fail to generate revenues.

As of December 31, 2011, the maximum royalty the Company might be required to pay in the future on account of projects funded under the Office of the Chief Scientist is $4,363,000, including interest in the amount of $812,000.

b.	Contingent liabilities:

Lawsuits against the Company and its subsidiaries:

1)
In June 2006, a customer in the U.S (the “customer”) filed in the District Court of Madison County, Nebraska complaint against the Company’s subsidiary, Retalix USA Inc. (“Retalix USA”) and Integrated Distribution Solutions, LLC (“IDS”), in which it asserts claims for misrepresentation and concealment, breach of contract and breach of warranties arising from its contract with IDS. In August, 2006, the action was removed to the U.S. District Court for the District of Nebraska, and IDS filed a motion to compel arbitration and Retalix USA filed a motion to dismiss the complaint on various grounds. In September, 2006, the customer opposed to these motions. In October, 2006, the court granted IDS’s motion to compel arbitration and reserved judgment on Retalix USA’s motion to dismiss the complaint and stayed the federal action, all pending the outcome any arbitration. In February 2007, Retalix USA filed a Demand for Arbitration against the customer with the American Arbitration Association in Dallas, Texas, seeking to recover damages, interest and attorney’s fees in excess of $2.3 million as a result of the customer’s failure to pay for products delivered and services rendered as well as other misconducts. In February 2007, the customer filed a Counterclaim and Demand for Arbitration seeking to recover damages, interest, taxable arbitration costs and attorney’s fees in excess of $9.9 million for breach of contract, breach of warranties and other misconducts.  In August 2007, the arbitrators approved a preliminary hearing scheduling order, according to which the parties exchanged discovery requests, written responses and documents. In November 2007 the customer filed a statement of damages alleging total damages in excess of $22 million. In March 2009, the arbitrators awarded Retalix USA $2.5 million in compensatory damages that constitute $1.7 million in revenues and $0.8 million in G&A income that were recorded in the Company’s books. In April 2009, the customer paid the arbitration award amount in full and it is recognized in the Company’s statement of income. In April 2009, the Nebraska federal court affirmed the arbitration award, entered judgment in favor of Retalix USA and against the customer, and dismissed, with prejudice, the customer’s claim against Retalix USA and IDS.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)
In March 2006, a former employee of one of the Company’s Israeli subsidiaries (“Tamar”), submitted in the Labor Court a claim against the subsidiary for salary, severance, directors insurance and study fund payments. The Company submitted a statement of defense and on September 2011 a verdict was awarded against the subsidiary which awarded the plaintiff a total of $65,000.

3)
In January 2007 as part of the liquidation of Pantin Group Ltd (“Pantin”), the liquidator of Pantin submitted in the district court a claim against the Company, according to which the Company needed to provide sales reports as of December 2006 for certain customers of the Company. Retalix submitted audited sales reports as requested. Settlement has been reached and approved and recorded in the Company’s financial statements on March 2009 in the amount of 25,000 Euro.

4)
In April 2011, a class action was filed in the United States District Court for the Northern District of California against a Company customer and the Company by franchisees of such customer. Most of the allegations in the Class Action Complaint are unrelated to the Company, but the Class Action Complaint also alleges that the Company is liable for negligence, for breach of contract and under California’s Business and Professional Code toward the franchisees because of faulty operation of the Company’s software, which allegedly caused substantial monetary damages. In November 2011, the class action against the Company was dismissed with prejudice, in December 2011 the plaintiffs filled a noticeof appeal and in January 2012, plaintiffs voluntarily dismissed the appeal.

5)
In May 2011, a complaint was filed in the Superior Court of California, County of Los Angeles, against a Company’s customer, the Company and another third party provider by a few dozen of franchisees of the Company’s customer. The Complaint alleges that the Company is liable for contracts and negligence and also for constructive fraud. The Complaint was amended in September 2011 such that the sole remaining cause of action against the Company relates to negligence. In January 2012, the amended Complaint was dismissed without prejudice and the plaintiffs were allowed to file and did file, an amended complaint in such actions. The Company is of the opinion that its exposure due to the claim is not reasonable or probable and expects no impact on the financial statements.

6)
In March  2011, a trustee in bankruptcy for Affiliated Foods Southwest Inc., a former customer of the Retalix, notified the Company of his claim that payments totaling $491,292 by the debtor constituted preferential payments under the bankruptcy code. The Company responded that it disputes the trustee's calculation and claims a set off right in the amount of $1,734,466, among other things. The statutory deadline for filling any such suit was May 2011, but at the trustee's request, the Company offered to enter into a tolling agreement which contemplated extending the deadline for the trustee's action to August 2011. The trustee did not timely accept the Company's offer, but neither did he timely file suit prior to the statutory deadline. Accordingly, the trustee was notified that the Company will assert that he has missed his deadlines. Since then, the trustee has sought three additional extensions of the tolling period and the Company has agreed to extend the tolling period through April 2012, while the parties continue to consider the possibility of settlement, but in all such extensions, the Company has reserved all rights and defenses. By letter dated January 2012, the trustee has reduced his demand to $304,358; however no litigation activity is yet pending on this matter and the Company is of the opinion that its exposure due to the claim is not probable and expects no impact on the financial statements.

7)
The Company and its subsidiaries are also parties to several other claims filed against them totaling approximately $34,000. In addition, the Company and its subsidiaries are parties to several disputes with former or current customers and service providers. These disputes, estimated at a total of $476,000, have not materialized to court claims and some of them are in mediation. The Company is of the opinion that its exposure due to the claims above is not probable to be materialized and thus no provision was recorded in regard to these claims as of December 31, 2011.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

In March 1998, the Company’s Board of Directors approved the Second 1998 Share Option Plan (the “Second 1998 Plan” or the “US Plan”). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options are available for grant to employees, directors and consultants of the Company, to purchase Ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one Ordinary share at the grant date. Unless terminated earlier, the options will expire starting from December 2011 through January 2014. These options vest over the period of 3 years.

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

Through December 31, 2011 and 2010, 3,899,893 and 3,614,603 options have been exercised under the Second 1998 Plan at exercise prices ranging between $5.77 and $19.13 per share.

In May 2004, the Company’s Board of Directors approved the 2004 Israeli Share Option Plan (the “Israeli Plan”). Under the Israeli Plan up to 2,000,000 options can be granted to Israeli employees, directors and consultants of the Company to purchase Ordinary shares of the Company. Each option is exercisable into one Ordinary share of the Company. Unless terminated earlier, the options granted to date under the Israeli Plan will expire under the terms of the option agreements in November 2019. These options vest over a period of 3 years.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

On November 19, 2007, the Company’s Board of Directors amended the Israeli Plan so as to enable to grant of RSUs pursuant to such Israeli Plan.

Through December 31, 2011 and 2010, 323,048 and 307,467 options, respectively have been exercised under the 2004 Israeli Plan at exercise prices ranging between $0.25 and $16.83 per share.

During 2007 through 2010 the Company’s Board of Directors approved to grant up to an aggregate of 329,750 RSUs, at an exercise price of NIS 1.00, pursuant to the Israeli Plan, exercisable into ordinary shares of the Company to Israeli employees of the Company and to US employees. As of December 31, 2011, there are no RSUs which are unvested and 82,413 have been forfeited.

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

As of December 31, 2011, 581,000 options to purchase ordinary shares were outstanding under the 2009 Plan. As of such date, 5,449,110 ordinary shares remain available for future grants of awards under said plan. To the extent that an award granted under any of our equity incentive plans terminates or expires, the ordinary shares subject to the award will again become available for grant under the 2009 Plan.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

For a description of compensation expense in respect of the Company’s former CEO’s entitlement to options, see note 16.

Following is a summary of the status of the option plans:

	2011		2010		2009
	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price	Number of options and RSUs	Weighted average exercise price
		U.S. $		U.S. $		U.S. $

Options and RSUs outstanding at beginning of year	1,656,993	12.50	2,113,953	13.62	1,799,924	16.33
Changes during the year:
Granted	268,500	14.73	452,500	13.08	898,898	11.04
Exercised*	(325,871)	9.35	(75,826)	0.25	(81,674)	0.25
Forfeited or expired	(296,673)	15.99	(833,634)	16.78	(503,195)	20.89
Options and RSUs outstanding at end of year**	1,302,949	12.95	1,656,993	12.50	2,113,953	13.62
Options and RSUs vested at year-end	629,450	12.10	785,579	11.94	1,366,714	14.54
Weighted average fair value at grant date of options and RSUs granted during the year		6.4		5.2		6.1

*	The total intrinsic value of options exercised during the years ended December 31 2011, 2010 and 2009 is $1,935,000, $953,000 and $933,000, respectively.

**
As of December 31, 2011, there was $1,572,000 of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans. The weighted average realization period of the above unrecognized compensation cost was 1.63 years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Following are the relevant weighted average assumptions:

	Year ended December 31
	2011	2010	2009
Dividend yield	0%	0%	0%
Expected volatility	49%-57%	55%-58%	48%-66%
Risk free interest rate	0%-2%	1%-2%	1%-2%
Expected holding period (in years)	3-5	3-4	3-6

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

The following table summarizes information about options and RSUs under the Company’s plans outstanding at December 31, 2011:

Exercise price U.S.$	Number of options and RSUs outstanding at December 31, 2011	Aggregate intrinsic value* in U.S. $ In thousands	Number of options and RSUs exercisable at December 31, 2011	Aggregate intrinsic value* in U.S. $ In thousands	Weighted average remaining contractual life (in years) of options and RSUs outstanding	Weighted average remaining contractual life (in years) of exercisable options and RSUs

6.00	101,949	1,039	101,949	1,039	1	1
11.62	50,000	229	16,667	76	2.57	2.57
11.64	15,000	68	5,000	23	2.39	2.39
13.34	620,000	1,767	413,333	1,178	8	8
13.40	42,500	119	14,167	40	2.92	2.92
13.41	225,000	626	75,001	209	2.1	2.1
13.60	3,500	9	-	-	6.78	-
13.63	10,000	26	3,333	9	2.21	2.21
14.49	93,500	159	-	-	6.43	-
14.62	7,500	12	-	-	7.03	-
14.89	10,000	13	-	-	6.68	-
14.90	124,000	160	-	-	6.14	-

	1,302,949	4,227	629,450	2,574	5.65	5.84

*	Based on the last known closing price of the Company’s Ordinary shares on the Nasdaq Global Select Market as at December 31, 2011, of $16 per share.

2)	Stock option plan of subsidiaries:

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

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

During 2001 and 2004, the subsidiary granted the said options to purchase 270,000 and 36,000 shares, respectively, partly at an exercise price per share of NIS 0.01 and an exercise price of $5.55. As of December 31, 2011, the 2001 Subsidiary Plan stock options have expired, and options to purchase 27,033 ordinary shares under the Subsidiary 2004 Plan were outstanding.

b)
In December 2004, the board of directors of another subsidiary (the “Additional Subsidiary”) approved an employee stock option plan (the “Additional Subsidiary Plan”). Pursuant to the Additional Subsidiary Plan, options to purchase up to 1,500,000 shares of the Additional Subsidiary can be granted to its employees, officers and other service provider providing services to the Company or any affiliate. In addition, the Additional Subsidiary Plan stipulates that options granted pursuant to it, are not to be exercised prior to: (1) the conversion of the corporate entity of the Additional Subsidiary from a limited liability company to a C corporation, (2) the consummation of an IPO of the Additional Subsidiary’s securities, (3) a merger or a significant change of control in the Additional Subsidiary or (4) five years from the date of grant. In December 2004, the Additional Subsidiary granted options to acquire 1,169,000 of its shares, of which 639,000 options were granted to its employees, and 530,000 options were granted to employees of sister subsidiary (see note 1r). The options granted bear an exercise price of $0.3748, which reflects the fair value per share according to an independent valuation. Through December 31, 2011, 453,500 of these options were forfeited and the remaining are outstanding. In addition, in July 2006, additional options to acquire 84,000 of the Additional Subsidiary’s shares were granted to its employees at an exercise price of $0.9422 a share, which reflects the market value per share according to management’s valuation.   All of these Additional Subsidiary options vest seven years from grant and have full vesting upon an IPO or change of control or upon the administrating committee’s discretion, accelerated vesting in the event of merger, sale, disposition, or initial public offering of the majority interest of the subsidiary. Through December 31, 2011, 62,000 of these options were forfeited and the remaining are outstanding.  The Additional Subsidiary Plan terminates ten years from the grant date.

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

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – EQUITY (continued):

2)
Out of the Company’s retained earnings as of December 31, 2011 and 2010, approximately $44,236,000 and $42,936,000 are tax-exempt respectively, due to “Approved Enterprise” or “Privileged Enterprise“ status granted to some of the Company’s facilities – see note 10b. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (25%) and an income tax liability of up to approximately $11,059,000 and $10,734,000 would be incurred as of December 31, 2011 and 2010, respectively. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividends. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” or “Privileged Enterprises” as the undistributed tax exempt income is essentially permanent in duration. See also notes 10b and 10g5.

NOTE 10 – TAXES ON INCOME:

a.	Corporate taxation in Israel:

Tax rates:

1)	Income from other sources in Israel:

The income of the Company and its Israeli subsidiaries (other than income from “Approved Enterprises” or “Privileged Enterprises”, see b. below) is taxed at the corporate tax rate of 26% in 2009, 25% in 2010 and 24% in 2011. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012 and thereafter.

The Company and its Israeli subsidiaries compute their taxable income in accordance with local income tax regulations. Accordingly, the Company’s and its Israeli subsidiaries' taxable income or losses are calculated in New Israeli Shekel. Applying these regulations effect the taxable income as a result of foreign exchange rate tendencies (of NIS against other currencies).

2)	Income of non-Israeli subsidiaries:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The Company’s U.S. subsidiaries are taxed on a consolidated basis. The enacted statutory tax rates applicable to the Company’s primary subsidiaries outside Israel are as follows:

Companies incorporated in the U.S. – tax rate of 37%-40%.
Company incorporated in Italy – tax rate of 33%.
Companies incorporated in Australia, France, Japan and U.K. – tax rate of 30%-40%.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

The Company has been granted an “Approved Enterprise” or “Privileged Enterprises” status under the Investment Law including Amendment No. 60 thereof, which became effective in April 2005.

The Investment Law empowers the Israeli Investment Center or Israeli Tax Authority to grant Approved or Privileged Enterprise status, respectively, to capital investments in production facilities that meet certain relevant criteria. In general, such capital investments will receive Approved or Privileged Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

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

The amendment does not apply retroactively to investment programs having an Approved Enterprise approval certificate from the Investment Center issued prior to December 31, 2004 (even when investments under these programs are made after January 1, 2005). The amendment only applies to a new Privileged Enterprise and to a Privileged Enterprise expansion for which the first year of benefits is 2004 or any year thereafter.

The Investment Law was further amended as part of the Economic Policy Law for the years 2011-2012, which was passed in the Israeli Parliament on December 27, 2010 (the “Amendment”). The Amendment was signed at the beginning of January 2011 by the officials authorized by the State of Israel to approve it, and became effective as from January 1, 2011. The Amendment sets alternative benefit tracks to the ones currently in place under the provisions of the Law, as follows: investment grants track designated for enterprises located in national development zone A and two new tax benefits tracks (preferred enterprise and a special preferred enterprise), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.

The tax rates at company level, under the Investment Law:

Years	Development Zone A	Other Areas in Israel
"Preferred Enterprise"
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 and thereafter	6%	12%
"Special Preferred Enterprise"
commencing 2011	5%	8%

The benefits granted to the Preferred Enterprises will be unlimited in time, unlike the benefits granted to Special Preferred Enterprises, which will be limited for a period of 10 years. The benefits are granted to companies that qualify under criteria set in the Investment Law; for the most part, those criteria are similar to the criteria that were included in the  Investment Law prior to the Amendment.

Under the transitional provisions of the Investment Law, a company will be allowed to continue and enjoy the tax benefits available under the Investment Law prior to its amendment until the end of the period of benefits, as defined in the Investment Law. The Company will be allowed to set the "year of election" no later than tax year 2012, provided that the minimum qualifying investment was made not later than the end of 2010.  On each year during the period of benefits, the Company will be able to opt for application of the Amendment, thereby making available to itself the tax rates as above. A company's opting for application of the Amendment is irrecoverable.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The Amendment was not adopted by the Company as of December 31, 2011. Accordingly, the measurement of the deferred income taxes, was prepared without taking the effects of Capital Investments Amendment into consideration.

The Company is entitled to additional tax benefits as "companies of foreign investors", as defined by the Investment Law.

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

Overall the Company has ten Approved and Privileged Enterprises.

Income derived from the Approved or Privileged Enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

As of December 31, 2011, the periods of benefits relating to eight of the Approved and Privileged Enterprises of the Company have already expired. The periods of benefits relating to remaining Privileged Enterprise programs will expire in 2017.

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

The entitlement to the above benefits is conditional upon the Company’s fulfillment of the conditions stipulated by the above Investment Law, the regulations published thereunder and the certificates of approval for the specific investments in approved or privileged enterprises. In the event that the Company fails to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with interest and adjustments for inflation based on the Israeli Consumer Price Index (“Israeli CPI”).

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

c.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Pursuant to the Inflationary Adjustments Law, the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008, the provisions of the Inflationary Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company and its Israeli subsidiaries will be measured for tax purposes in nominal terms.

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

e.     Carryforward tax losses:

Carryforward tax losses of the Company as of December 31, 2011 and 2010 aggregate approximately $3,601,000 and $22,880,000, respectively.

Carryforward tax losses of certain subsidiaries as of December 31, 2011 and 2010 aggregate approximately $37,161,000 and $46,611,000, respectively.

As of December 31, 2011 and 2010, the Company’s U.S. subsidiaries (which are taxed on a consolidated basis) have U.S. federal net operating loss carryforwards of approximately $37,227,000 and $43,183,000, respectively, which include approximately $5,562,000 relating to excess stock option deductions.  The U.S. subsidiaries have state net operating loss carryforwards of approximately $26,482,000, which includes approximately $5,562,000 relating to excess stock option deductions discussed above. Federal and State net operating loss carryforwards of the U.S. subsidiaries expire at various dates from 2015 through 2029. Utilization of the U.S. subsidiaries federal and state net operating losses attributable to acquired subsidiaries, of approximately $28,527,000 and $14,120,000, respectively, are subject to an annual limitation under Internal Revenue Code section 382 determined by multiplying the value of the acquired entity’s stock at the time of acquisition by the applicable long-term tax exempt rate.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

f.	Uncertain tax positions:

The following table summarizes the activity of the Company unrecognized tax benefits:

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	U.S. $ in thousands	U.S. $ in thousands	U.S. $ in thousands
Balance at beginning of year	3,585	3,664	2,672
Increase (decrease) in tax positions for prior years	(2,746)	(55)	987
Increase (decrease) in tax positions for current year	2,550	(24)	5
Balance at End of Year	3,389	3,585	3,664

The amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3,389,000 and $3,585,000 at December 31, 2011 and 2010, respectively. The total liability in respect of unrecognized tax benefits include accrued potential interest of $104,000 and $1,117,000, respectively. The Company does not expect unrecognized tax expenses to change over the next 12 months.

In years 2011, 2010 and 2009, the Company recognized interest expense (income) related to unrecognized tax benefits in the amounts of ($1,013,000), $227,000 and $98,000, respectively. As of December 31, 2011, the amounts of interest accrued on the balance sheet are $104,000.

Consistent with the provisions of ASC 740-10, the Company presents a liability for unrecognized tax benefits in amount of $3,493,000 as non-current liabilities because payment of cash is not anticipated within one year subsequent to the balance sheet date.  This non-current liability is included in the consolidated balance sheet among long-term liabilities.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

g.	Deferred income taxes:

1)	The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses) and the related valuation allowance are as follows:

	December 31
	2011	2010
	U.S. $ in thousands
Provided in respect of the following:
Provisions for employee rights	628	826
Deferred revenues	1,443	1,448
Carryforward tax losses	12,583	18,525
Doubtful accounts	1,085	1,516
Research and development	2,997	2,945
Employee stock options and RSUs	2,195	2,349
Non employee stock options	37	239
Depreciable fixed assets	150	138
Goodwill and other intangible assets	4,462	5,003
Other	382	858
	25,962	33,847
Goodwill and other intangible assets	(270)	(271)
	25,692	33,576
L e s s- valuation allowance*	(10,203)	(19,538)
	15,489	14,038

*
The Company has provided valuation allowances in respect of certain deferred tax assets resulting from tax loss carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

2)	The deferred taxes are presented in the balance sheets as follows:

	December 31
	2011	2010
	U.S. $ in thousands

As a current asset	4,374	4,572
As a non-current asset	11,385	9,737
	15,759	14,309
As a non-current liability	(270)	(271)
	15,489	14,038

3)
Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

4)	The deferred taxes are computed at the tax rates of 12%- 40%.

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

h.	Income (loss) before taxes on income and income taxes (tax benefit) included in the income statements:

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands
1) Income (loss) before taxes on income:
Israeli	9,118	10,468	4,523
Non-Israeli	5,903	5,466	5,060
	15,021	15,934	9,583
2) Income taxes (tax benefit) included in the income statements:
Current:
Israeli	2,459	259	336
Non-Israeli	671	674	1,290
	3,130	933	1,626
Previous Years:
Israeli	(1,100)	918	(1,673)
Non-Israeli	(39)	16	256
	(1,139)	934	(1,417)
Deferred:
Israeli	4,387	995	3,222
Non-Israeli	(5,883)	1,805	63
	(1,496)	2,800	3,285
	495	4,667	3,494

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

3)
Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (2011-24%, 2010-25% and 2009-26%) and the actual tax expense:

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands
Income before taxes on income, as reported in the income statements	15,021	15,934	9,583
Theoretical tax expense	3,605	3,984	2,492

Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	248	300	657
Increase in taxes resulting from different tax rates applicable to non - Israeli subsidiaries	747	240	70
Changes in valuation allowance	(9,335)	1,018	-
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes**	4,790	(778)	(281)
Prior years tax expenses (benefits)*	597	934	(1,417)
Decrease in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(346)	(336)	(248)
Change in corporate tax rates, see a(1) above	(202)	-	2,290
Increase (decrease) in deferred taxes resulting from different currency rates	391	(695)	(69)
Taxes on income for the reported years	495	4,667	3,494

*
During 2009 the Company concluded its tax assessment for the tax years 2003 through 2004 which reflect the majority of the Company’s tax income. During 2010 the Company performed a negative adjustment to its foreign withholding taxes as a result of low utilization visibility. During 2011 the Company concluded its tax assessment for tax years 2005 through 2009 which reflect the majority of the Company’s tax expenses.

**	Mainly include difference in basis of measurement between dollars and NIS for Israeli tax purposes and change in provisions.

i.	Tax assessments

The Company has received final tax assessments through the year ended December 31, 2009. Retalix Holdings, Inc. received final tax assessments through the year ended December 31, 2007. Retalix Italia received final assessments through the year ended December 31, 2005. The Israeli subsidiaries received final assessments through the years ended December 31, 2007. Other subsidiaries have not been assessed since incorporation.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2011
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands

Assets	962	27,620	29,911
Liabilities	(3,898)	(21,356)	(11,906)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION:

		December 31
		2011	2010
		U.S. $ in thousands
a.	Accounts receivable:

	1) Trade:

	Open accounts	62,187	62,180
	Less - allowance for doubtful accounts	5,466	6,644
		56,721	55,536

	During 2011 and 2010 the Company recorded ($244,000) and $498,000 allowance for doubtful expenses and ($933,000) and ($3,078,000) bad debt write-off, respectively.

	2) Other:

	Government departments and agencies	3,057	565
	Pledged deposits and accumulated interest	990	1,003
	Derivative financial instruments	785	950
	Other	402	205
		5,234	2,723

b.	Marketable securities and Long term investments:

1)	Held to maturity bond securities - the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses are as follows:

	Amortized	Unrealized	Unrealized	Aggregate
	Cost	gains	Losses	fair value
	U. S. $ in thousands
At December 31:
2011	208	-	(73)	135
2010	387	2	(123)	266

The bonds mature as follows:

U.S. $ in thousands

2012	9
2020	199
208

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

2)	ARS – See note 1d and note 1n.

3)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2011	2010
	U.S. $ in thousands

Among current assets:
Available for sale security	-	1,819
Held to maturity corporate bond securities	9	193
	9	2,012
As non-current assets:
Available for sale security	830	300
Held to maturity corporate bond securities	199	194
	1,038	2,506

c.	Long-term receivables

Long-term receivables are composed as follows:

	December 31
	2011	2010
	U.S. $ in thousands
Long-term trade receivables	901	1,175
Less - Unamortized discount*	(71)	(76)
	830	1,099

*	The discount is based on imputed interest of 4%.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

a.	Fair value of financial instruments:

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

ASC No. 815, "Derivatives and Hedging" (“ASC 815”), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

During 2011 and 2010, the Company entered into several foreign currencies forward and cylinder contracts for conversion of Australian dollar, British Pounds, Euro and NIS into a notional amount in dollars.

As of December 31, 2011, the Company had forty five open contracts, not designated for hedging, for the conversion of such foreign currencies into a total of approximately $16.7 million, the net fair value income of which as of December 31, 2011 is $483,000, which reflects the estimated amounts that the Group would receive for the termination of the contracts at the reporting date and which was recorded to financial income. As of December 31, 2010, the Company had fifty six open contracts of this nature for the conversion of such foreign currencies into a total of approximately $26.3 million, the net fair value income of which as of December 31, 2010 was $481,000.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in financial income/expense in the period of change.

	Notional amount		Fair value
	December 31,		December 31,
	2011	2010	2011	2010
	U.S. $ in thousands
Forward contracts to hedge payroll expenses	7,365	12,130	(425)	469

The following table summarizes activity in accumulated other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year Ended
	December 31,
	2011	2010
	U.S. $ in thousands
Balance at beginning of year	469	-
Unrealized gains from derivatives, net of tax	148	469
Reclassifications into earnings from other comprehensive income	(1,042)	-
Balance at end of year	(425)	469

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. At December 31, 2011, the Company expects to reclassify all of the net gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued):

The fair value of the Company's outstanding derivative instruments at December 31, 2011 and December 31, 2010 is summarized below:

		Fair value of derivatives instruments
		December 31,
	Balance sheet location	2011	2010
Derivative assets:		U.S. $ in thousands

Foreign exchange option contracts		(316)	-
Foreign exchange forward contracts		374	950

		58	950
Derivative assets	Other receivables	785	950
Derivative liabilities	Other payables	(727)	-

NOTE 14 – ENTERPRISE-WIDE DISCLOSURE:

a.
The Company's management evaluates the performance of its business and concluded that its unified business is conducted globally by front-end units (product and services offering) and back-end units (research and development). Accordingly the Company concluded that it has one operating segment.

b.	Revenues by geographic market were as follows::

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands

Revenues:
U.S	123,606	110,724	112,739
Israel	25,688	24,621	21,284
International*	86,746	72,029	58,370
Total revenues	236,040	207,374	192,393

* The international geographic market includes revenues from customers in Europe	50,888	41,341	39,296

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – ENTERPRISE-WIDE DISCLOSURE (continued):

c.	Property, Plant and Equipment by geographical location were as follows:

	Depreciated
	balance at
	December 31
	2011	2010
	U.S. $ in thousands

Israel	15,602	14,384
U.S.	1,689	488
International	295	198
	17,586	15,070

d.	Revenues from customer exceeding 10% of total revenues:

In the years ended December 31, 2011, 2010 and 2009, no customer generated revenues in excess of 10% of the Group’s total revenues.

NOTE 15 – SELECTED INCOME STATEMENT DATA:

	Year ended December 31
	2011	2010	2009
	U.S. $ in thousands
a. Financial income (expenses):
Gains on derivative financial instruments – net	406	1,061	398
Non-dollar currency gains (losses) – net	(187)	(375)	1,054
Interest income	2,061	3,316	693
Interest and bank commissions expense	(452)	(493)	(388)
	1,828	3,509	1,757

b. Other (income) expenses - net:
Loss (gain) on sale of property and equipment	-	21	44
Gains on sale of product line	(216)	(202)	(150)
Gains on sale of capital investment	(545)	-	-
Other non-recurring income	-	-	(48)
	(761)	(181)	(154)

c.
Indirect private placement costs relate to a Private Placement completed in November 2009 that generated $32.9 million dollars proceeds and $1.8 million dollars in indirect expenses for legal, insurance and employees related costs.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SELECTED INCOME STATEMENT DATA (continued):

d.	Earnings per share (“EPS”):

Following are data relating to the number of shares - basic and diluted used for the purpose of computation of EPS:

	Year ended December 31
	2011	2010	2009
	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earnings per share	24,230	24,102	20,824

Add incremental shares from assumed exercise of options and RSUs	487	413	196
Weighted average number of shares used in computation of diluted earnings per share	24,717	24,515	21,020

For the years ended December 31, 2011, 2010 and 2009 options in the total amount of 281,000, 1,362,514 and 2,991,149, respectively, were not taken into account in computation of diluted earnings per share, because of their anti dilutive effect.

NOTE 16 – RELATED PARTY TRANSACTIONS:

1)
On November 19, 2009, the Company entered into a management services agreement (the “Management Agreement”), with certain investors.  Under the Management Agreement, the investors provide management services and advise and provide assistance to the Company management concerning the Company’s affairs and business.  The investors are required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the investor group members.

In consideration for the performance of the management services, the Company will pay to the investors an aggregate annual management services fee in the amount of $240,000, plus value added tax pursuant to applicable law, which is allocated among the investor group members at their discretion. The management services fee is payable quarterly in arrears. The Company also reimburses the investors for reasonable out-of-pocket expenses incurred by them in connection with the management services.

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

Pursuant to the separation agreement, upon the closing of the private placement, the former CEO’s stock options became fully exercisable until their respective expiration dates. For four years following termination, the Company’s former CEO is required to grant the Company’s chairman of the board a voting proxy with respect to his ordinary shares, to the extent that they constitute more than 2.0% of the outstanding ordinary shares.